FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   November, 2003
                 -----------------

Commission File Number     0-29546
                       -------------

                           America Mineral Fields Inc.
                     --------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X   Form 40-F
                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                                Technical Report

                                     of the

                            Kipushi Mine Zinc Project
                                       in

                             Katanga Province of the
                          Democratic Republic of Congo

                                       to

                  America Mineral Fields Inc. and Zincongo Ltd.



                                   Authored by



Andrew P. Wells  B.Sc. (Eng.) (Hon's), A.R.S.M., MIMMM, C.Eng.

Neil C. Scott B.Sc. (Geology), MIMMM, C.Eng.

Jeremy N. Hawke MIMechE, MIMMM, C.Eng.


                    International Mining Consultants Limited

                                  a division of

                          IMC Group Consulting Limited

                                TABLE OF CONTENTS

1.0    SUMMARY...............................................................................................1
2.0    INTRODUCTION AND TERMS OF REFERENCE...................................................................4
3.0    DISCLAIMER............................................................................................5
4.0    PROPERTY DESCRIPTION AND LOCATION.....................................................................6
   4.1    Legal Title........................................................................................7
5.0    ACCESSABILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.............................10
6.0    HISTORY..............................................................................................11
   6.1    Ownership.........................................................................................11
   6.2    Exploration Results...............................................................................11
   6.3    Historical Estimates..............................................................................11
   6.4    Production........................................................................................14
7.0    GEOLOGICAL SETTING...................................................................................15
   7.1    Regional Geology..................................................................................15
   7.2    Local Geology.....................................................................................16
   7.3    Property Geology..................................................................................16
8.0    DEPOSIT TYPES........................................................................................16
9.0    MINERALISATION.......................................................................................16
10.0   EXPLORATION..........................................................................................17
11.0   DRILLING.............................................................................................18
   11.1   Drilling Procedure................................................................................18
   11.2   Drillhole database................................................................................18
12.0   SAMPLING METHOD AND APPROACH.........................................................................20
13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY............................................................21
14.0   DATA VERIFICATION....................................................................................22
15.0   ADJACENT PROPERTIES..................................................................................23
16.0   MINERAL PROCESSING & Metallurgical Testing...........................................................24
17.0   Mineral Resource Estimate............................................................................25
18.0   OTHER RELEVANT DATA AND INFORMATION..................................................................28
   18.1   Environmental Considerations......................................................................28
      18.1.1 Water Quality..................................................................................28
      18.1.2 Current Tailings Disposal Activities...........................................................28
      18.1.3 Old Concentrator Area and Tailings Dams........................................................29
   18.2   Conclusions.......................................................................................29
19.0   INTERPRETATION AND CONCLUSIONS.......................................................................30
20.0   RECOMMENDATIONS......................................................................................31
   20.1   Geology...........................................................................................31
   20.2   Other.............................................................................................31
21.0   REFERENCES...........................................................................................32
22.0   GLOSSARY.............................................................................................33
23.0   EFFECTIVE DATE AND DISTRIBUTION LIST.................................................................34


                                 LIST OF TABLES

Table 4-1    Tax on Mining Concessions........................................................................9

Table 6-1    Comparison Between WGM and Techpro Resource Estimates...........................................12

Table 6-2    Kipushi Mine - Recent Historical Zinc Production................................................14

Table 12-1   Kipushi Mine Drillhole Summary..................................................................20

Table 17-1   Kipushi Mine Resource Estimate - IMC............................................................26

Table 17-2   Kipushi Mine Resource Categories - IMC..........................................................27

Table 18-1   Kipushi Concentrator Process Water Analysis.....................................................28

Table 19-1   Kipushi Mine - Demonstrated Mineral Resources...................................................30



                                 LIST OF FIGURES

Figure 4-1   Location of the Kipushi Mine.....................................................................6

Figure 4-2   Kipushi Mine Site Sketch.........................................................................7

Figure 4-3   Plan of Mining License - IMC (appended at end of document).......................................8

Figure 7-1   Stratigraphic Column............................................................................15



Appendix A   Terms of Reference

Appendix B   Borehole Data (provided electronically as a separate Excel(R)file)

1.0     SUMMARY

Introduction

The Terms of Reference for this report were agreed between International Mining Consultants (IMC) and America Mineral Fields (AMF) and are summarised in a fax dated 11th July 2003. The purpose of this report is to support an offering of AMF shares. This report is to comply with the disclosure and reporting requirements set forth in National Instrument 43-101 and Form 43-101F1.

Andrew Wells visited the property in July 2002.

Property Location and History

The mine and town of Kipushi is about 30 km west of Lubumbashi, the capital of the Katanga province in the Democratic Republic of Congo at a latitude of 11(degree) 46' south and longitude 27(degree) 14' east, adjacent with the border of Zambia and approximately 1330 m above mean sea level. The Katanga region occupies a high plateau covered by forest and savannah with tropical climate.

Union Miniere of Belgium started production at the then Prince Leopold mine in 1925, and ran the mine on an uninterrupted basis for 42 years. In 1967, with the formation of the state owned mining company La Generale des Carrieres et des Mines (Gecamines), the Kipushi mine was nationalised. Underground production of copper and zinc continued under Gecamines until 1993, when underground production ceased due to a combination of economic and political factors. Gecamines continue to dewater the mine.

The copper-zinc ore body at Kipushi mine is from 10 m to 60 m thick, has a strike length of 600 m and dips at 70 degrees to the north-west. It has been mined to a depth of 1195 m

Ownership

The mining licence is currently owned by Gecamines and is defined by x and y co-ordinates in the Gauss system. The total area of the mining permit is 1,904 ha. AMF has an exclusive option agreement relating to a potential redevelopment of the Kipushi zinc-copper mine in joint venture with Gecamines. The mining lease area extends well to the north of the main mine site area but historical tailings disposal activities have extended south-east outside the mining licence area. Prior to any restart of operations either a new tailings disposal site or an extension of the mining licence will be required.

During 2000, AMF concluded, with Gecamines approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMF's interest in the Kipushi mine project by matching AMF's direct expenditures on the Kipushi mine project to date. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalises the relationship between AMF and Zincor, and grants Zincor the right to earn up to a 50% shareholding in Zincongo by funding $3.5 million of expenditures on the Kipushi mine project.

AMF and Zincongo are currently negotiating revisions to the original framework agreement with Gecamines, covering such issues as equity ownership, project finance and dividends distributions, and reflecting the introduction of the DRC's New Mining Code.

Geology

The Kipushi area is underlain by Proterozoic rocks belonging to the Lower Kundelungu and Roan Supergroups. In the Kipushi area these Proterozoic rocks are folded into a NW-SE trending anticline, which has been dislocated by a series of faults. One of these, the Kipushi Fault, hosts the Kipushi Deposit, which is located on the northern limb of the anticline. The fault cuts across the strike of the bedding almost at right angles and dips at an angle of between 50 and 70 (degrees) to the NW. It has been traced by means of drilling to a depth of 1,800m and is open at depth.

Most observers believe that the Kipushi deposit is of hydrothermal origin. There are two other carbonate-hosted Cu-Pb-Zn deposits in south-east Democratic Republic of the Congo (DRC).

The mineralisation is principally developed within the Kipushi Fault and its footwall, where there is a mineralogical zoning related to the stratigraphy of the host rocks. The economic minerals consist mainly of:
o Major - sphalerite, chalcopyrite, pyrite, and bornite
o Minor - chalcocite, molybdenite, arsenopyrite, renierite and galena

IMC has examined three historical resource or reserve estimates for the Kipushi deposit. These were made by Gecamines (undated); Watts, Griffis and McOuat Limited (WGM) 1996; and Techpro Mining and Metallurgy (Techpro), 1997. The WGM and Techpro estimates were both based on the results of Gecamines' underground drilling at Kipushi mine.

IMC considers the Kipushi mine demonstrated mineral resources, as defined by the Definitions and Guidelines in the CIM's Standards on Mineral Resources and Reserves, August 2000, to be:

        Resource Category                 Tonnes         Cu %            Zn %
        Measured                       8,932,231         2.53           10.07
        Indicated                      8,029,127         2.09           24.21
        Total                         16,961,358         2.32           16.76

There is an additional inferred resource at Kipushi mine, which IMC estimates to be 590,000 tonnes at an average grade of 2% Cu and 19% Zn. It is not clear whether this resource conforms fully to the CIM's Definitions and Guidelines (by being based on drillhole information as well as reasonable geological projection), since the requisite information was not available for IMC to examine.

Environmental

The whole site has suffered significant environmental degradation which, in the absence of any funding for remedial measures, will continue to degrade. A resumption of responsible, profitable mining and processing activities would enable such remedial measures to be implemented and the social impact of a restart of production will likely be positive.

Recommendations

If satisfactory information cannot be obtained on Gecamines' check analysis procedures, it is recommended that some existing cores should be re-sampled and re-analysed at the

Gecamines and an independent laboratory in order to verify the reliability of historical analytical information.

AMF should attempt to make a reconciliation between historical resource and reserve estimates and actual mine production in order to determine the reason for any discrepancies and likely future mine recovery and dilution factors.

AMF should make an immediate and thorough search for missing exploration data and samples at the Kipushi mine and at Gecamines' analytical laboratory. Any new information should be incorporated into the existing drillhole database and a new resource estimate made using suitable geological modelling software. The resource estimate should then be modified to determine reserves, using mining dilution and recovery factors appropriate to the proposed mining method(s), and cut-off criteria appropriate to anticipated mining costs. This estimate should include estimation of resources remaining in the upper levels of the mine.

The new resource estimate and geological model should be used to plan for any necessary additional drilling, and to identify possible exploration targets.

An appropriate agreement should be concluded with the Zambian authorities in order that ore lying within Zambian territory may be mined in the future, or access gained to explore for additional resources within DRC territory.

IMC recommend that a full environmental baseline study and environmental management plan for the site should be implemented by the new operator.

2.0     INTRODUCTION AND TERMS OF REFERENCE

The Terms of Reference for this report were agreed between International Mining Consultants (IMC) and America Mineral Fields (AMF) and are summarised in a fax dated 11th July 2003. This is included as Appendix A.

The purpose of this report is to support an offering of AMF shares. This report is to comply with the disclosure and reporting requirements set forth in National Instrument 43-101 and Form 43-101F1.

The sources of information and data contained in this report are listed in
Section 21.0, References.

Personal Inspection

Andrew Wells visited the property for a half day in July 2002 when he made a visual inspection of the "old concentrator" and railway yard. He did not visit the mine or tailings disposal facilities.

Neither Neil Scott or Jeremy Hawke have visited the Kipushi Mine.

IMC state the reasons for not carrying out a more detailed and more recent site inspection as follows:
     o No mining at the property has occurred since 1993 and so the resource has not been depleted since last filed report in 1996;
     o With the zinc price at historic lows and with little prospect for improvement in the short term the project is taking secondary importance to AMF's other assets;
     o A joint venture agreement has not yet been reached on the Kipushi mine project with Gecamines and the Government of the DRC under the new mining code, the negotiation of which was delayed by the introduction of the New Mining Code
     o A brief environmental inspection was made by independent consultants in November 2002.

3.0     DISCLAIMER

In preparing this report, IMC have carried out no legal or political risk assessments. The environmental observations made are based partly on the site visit but rely also on a report conducted by another Qualified Person, Reference 6, Section 21.

4.0     PROPERTY DESCRIPTION AND LOCATION

The Kipushi Mine Zinc Project (Figure 4-1), adjacent to the town of Kipushi is about 30 km west of Lubumbashi, in the Katanga province in the Democratic Republic of Congo at a latitude of 11(degree) 46' south and longitude 27(degree) 14' east, adjacent with the border of Zambia.

Figure 4-1 Location of the Kipushi Mine

[GRAPHIC OF LOCATION OF THE KIPUSHI MINE OMITTED]

Underground production ceased at the Kipushi mine in 1993 due to a combination of economic and political factors although the mine continues to be dewatered. Figure 4-2 shows the general layout of the surface facilities.

Figure 4-2 Kipushi Mine Site Sketch

                 [GRAPHIC OF KIPUSHI MINE SITE SKETCH OMITTED]

               (Note No5 shaft co-ordinates X=117.700, Y=194.700)

The copper-zinc ore body at Kipushi is from 10 m to 60 m thick, has a strike length of 600 m and dips at 70 degrees to the north-west. It has been mined to a depth of 1195 m. The orebody has been traced from surface down to the 1,800 m level and it is open at depth. It is composed mainly of chalcopyrite, bornite and sphalerite with lesser amounts of pyrite, chalcopyrite, molybdenite, arsenopyrite, galena and renierite. The ore is mineralogically zoned both laterally and vertically with copper predominating in the north and at the top of the deposit and zinc strongly enriched in the south and at depth.

The Kipushi resource, which is located close to the Zambian border, actually extends into Zambian territory at a depth of about 2,000m. A 20 m wide boundary pillar exists along each side of the DRC/Zambia boundary.

4.1     Legal Title

AMF has an exclusive option agreement relating to a potential redevelopment of the Kipushi zinc-copper mine in joint venture with Gecamines.

On 30th January 1996, AMF entered into a two year agreement with Gecamines relating to placing the Kipushi mine back into production. AMF agreed to prepare at its expense, feasibility studies covering the rehabilitation of the mine and resumption of production at the Kipushi mine; various options for processing the copper-zinc ore and an examination of the viability of the retreatment of existing tailings. Under the agreement, AMF had the exclusive right to examine the Kipushi mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production. AMF was to have acquired an interest in the joint venture for the Kipushi mine project if
satisfactory   results  were  obtained  from  the  feasibility  studies  and  if satisfactory agreements were negotiated with Gecamines and the Government of the DRC relating to income taxes, repatriation of profits and import duties.

In August 1998, Gecamines re-confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi mine project, AMF would not be required to complete the feasibilities studies until up to 12 months after the completion of the definition phase, which has still to commence.

During 2000, AMF concluded, with Gecamines approval, an option agreement with Zincor, (since renamed Kumba Base Metals Limited) under which Zincor could elect to earn up to 50% of AMF's interest in the Kipushi mine project by matching AMF's direct expenditures on the Kipushi mine project. Zincor is the largest producer of refined zinc in Africa with a 115,000 tonne per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, AMF and Zincor entered into the Zincor JV agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalises the relationship between AMF and Zincor, and grants Zincor the right to earn up to a 50% shareholding in Zincongo by funding $3.5 million of expenditures on the Kipushi mine project.

AMF and Zincongo are currently negotiating revisions to the original framework agreement with Gecamines, covering such issues as equity ownership, project finance and dividends distributions, and reflecting the introduction of the DRC's New Mining Code.

The new DRC Mining Code came into effect during June 2003 with the publication of the associated Mining Regulations. The new Code provides a secure legal framework for the ownership of title, a stable fiscal regime and a detailed operational environment for the development of mines and re-treatment of tailings deposits.

The mining licence is currently owned by Gecamines and is defined by x and y co-ordinates in the Gauss system (Ref. 3). The total area of the mining permit is 1,904 ha.

Figure 4-3 Plan of Mining License - IMC (appended at end of document)

The Gaussian co-ordinates will be transformed under the New Mining Code into a new perimeter. This perimeter will be in the form of a polygon consisting of entire contiguous quadrangles subject to the limits relating to the borders of the National Territory and those relating to reserved prohibited areas and protected areas as set forth in the Mining Regulations.

The National Territory is divided into mining cadastral grids in accordance with the appropriate co-ordinates system set forth in the Mining Regulations. The grid defines the uniform and indivisible quadrangles which sides are oriented North-South and East-West.

The geographical location of the Perimeter is identified by the co-ordinates at the centre of each quadrangle which make up the perimeter. Gecamines are currently in the process of transforming their licence areas to comply with the appropriate co-ordinate system as set forth in the Mining Regulations. The new licence will be an exploitation licence that will be valid for 30 years and then renewable for 15 year periods until the end of the deposit under the terms set out in the mining regulations. IMC consider that the new licence area, following the transformation will not be materially different to the existing polygon.

Under the terms of the New Mining Code a tax on the surface area of the mining concession must be paid. In the case of exploitation licences the fee that is due is shown in Table 4-1.

                       Table 4-1 Tax on Mining Concessions

        ----------------------------- --------------------------
                  1st Year                 US$0.04 per Ha
        ----------------------------- --------------------------
                  2nd Year                 US$0.06 per Ha
        ----------------------------- --------------------------
                  3rd Year                 US$0.07 per Ha
        ----------------------------- --------------------------
              4th Year to End              US$0.08 per Ha
        ----------------------------- --------------------------

Within two months following the issuing of the mining exploitation licence title, the perimeter must be surveyed under the conditions set out in the Mining Regulations. It has not been surveyed yet.

As part of the New Mining Code the Government may have a potential 5% participation in the Kipushi Zinc Mine Project and will also receive a 2% royalty for non-ferrous metals.

The New Mining Code contains environmental obligations that have to be met as part of the licence application. These are an Environmental Impact Study (EIS) and an Environmental Management Plan of the Project (EMPP).

Under the New Mining Code historic liabilities, including environmental liabilities lie with the investor. However mitigation of these liabilities will form part of the agreement to be negotiated with Gecamines.

5.0     ACCESSABILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kipushi mine is located 30 km west of Lubumbashi, the capital of the Katanga province, approximately 1330 m above mean sea level. The Katanga region occupies a high plateau covered by forest and savannah. The topography around Kipushi is generally flat with some shallow valleys created by small streams. The major valley is that of the Kafubu River that flows in the centre of a syncline.

There are regular scheduled flights into Lubumbashi from the capital Kinshasa and from Ndola in neighbouring Zambia. The latter flights connect through to Johannesburg in South Africa. Access to the mine from Lubumbashi is via tarmac road which is in a good state of repair.

The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 mm (Ref. 5). Seasonal climatic variations are related to the wet (November to April) and dry seasons, each lasting approximately 6 months. The weather has not impacted on mining operations in the past.

Although the town of Kipushi is theoretically administered independently of the mine, Gecamines operates the schools, hospital, water supply, sewage treatment, and other government services, such costs being accrued. The mine and town have, over the years become interlinked with, for example the tailings disposal system for the new concentrator running very close to habitations and an old waste dump being used as a children's playground. The mining lease area (Figure 4.3) extends well to the north of the main mine site area but historical tailings disposal activities have extended south-east outside the mining lease area. Prior to any restart of operations either a new tailings disposal site or an extension of the mining licence will be required.

A large proportion of the local population was employed at the mine until suspension of mining operations in 1993. A "skeleton crew" of staff has been kept on to keep the mine dewatered and many of the senior managers still live in the area.

Electricity is supplied by a state owned utility using two transmission lines from Lubumbashi. There are pylons in place for a third line. Workers' houses are supplied with electricity by the mine at no cost.

Water for mining purposes is pumped from the underground workings.

A link with the rail system in neighbouring Zambia provides access to the ports of Dar-es-Salaam in Tanzania, Maputo in Mozambique, and Durban in South Africa. In addition, transport via road is a viable alternative for both import and export of product and materials.

6.0     HISTORY

6.1     Ownership

The mine was originally named the Prince Leopold Mine when the border between Democratic Republic of Congo (the then Belgian Congo) and Zambia was established in 1894 along the watershed between the Zaire and Zambezi rivers, which effectively cut the copper-belt into two parts. Union Miniere of Belgium started production at the Prince Leopold mine in 1925, and ran the mine on an uninterrupted basis for 42 years. In 1967, with the formation of the state owned mining company Gecamines, the Kipushi mine was nationalised. Production continued under Gecamines until 1993, when, due to a lack of foreign exchange to purchase supplies and spares, the mine was put on a care and maintenance program.

6.2     Exploration Results

Gecamines drilled a total of 762 holes or nearly 93,000m into the Kipushi deposit between 1974 and 1994, and submitted nearly 7,500 samples to its own laboratory for routine analysis. In addition, there has been extensive underground development. The validity of this exploration database is discussed in Section 10.0, and the results of resource estimates in Section 6.3.

6.3     Historical Estimates

IMC has examined three historical resource estimates for the Kipushi deposit. These were made by Gecamines (undated); Watts, Griffis and McOuat Limited (WGM), 1996; and Techpro Mining and Metallurgy (Techpro), 1997. Zincor is reported to have made another estimate in 2001 using proprietary geological modelling software. All were based very largely on the results of Gecamines' underground drilling at Kipushi mine. The resource estimates are considered by IMC to comply with the Australasian Code for Reporting of Mineral Resources and Ore Reserves
(1999).

WGM's resource estimate was based on an audit and acceptance of the Gecamines resource estimate, while the Techpro resource estimate used Gecamines' estimate (modified for minor errors) but excluded some areas considered to be inaccessible. The results of these estimates are summarised in the Table 6-1.

Table 6-1  Comparison Between WGM and Techpro Resource Estimates

---------------------------------------------------------------------------------------------------------------
Category               Estimator          Tonnes           Cu %            Zn %         Zn Eq %   Zn Eq tonnes
---------------------------------------------------------------------------------------------------------------
Measured (M)                 WGM       9,926,000           2.51            9.96           15.09      1,498,168
---------------------------------------------------------------------------------------------------------------
Measured (M)             Techpro       8,932,231           2.53           10.07           15.23      1,360,562
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Indicated (Ind)              WGM      10,659,000           2.04           20.05           24.22      2,581,838
---------------------------------------------------------------------------------------------------------------
Indicated (Ind)          Techpro       8,029,127           2.09           24.21           28.47      2,285,966
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Inferred (Inf)               WGM      10,604,000           1.67           21.21           24.63      2,611,281
---------------------------------------------------------------------------------------------------------------
Inferred (Inf)           Techpro       9,046,352           1.93           23.32           27.26      2,466,210
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Estimator               Category          Tonnes           Cu %            Zn %         Zn Eq %   Zn Eq tonnes
---------------------------------------------------------------------------------------------------------------
WGM                        M+Ind      20,585,000           2.72           15.18           19.82      4,080,007
---------------------------------------------------------------------------------------------------------------
Techpro                    M+Ind      16,961,358           2.32           16.76           21.50      3,646,528
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Price Basis                US$/t
---------------------------------------------------------------------------------------------------------------
Copper                      1630
---------------------------------------------------------------------------------------------------------------
Zinc                         797
---------------------------------------------------------------------------------------------------------------

For ease of comparison, Cu grades in this tabulation have been converted to an equivalent Zn grade and added to the corresponding Zn grade to obtain a zinc equivalent grade using the prices indicated.

6.3.1    Gecamines Estimate

Underground drilling of the Kipushi orebody was initially along sections spaced 15m apart. When a level was developed for mining, a drift was usually developed parallel to the ore zone thereby providing access for additional horizontal drilling at 15m intervals Subsequently, sub-level crosscuts were driven at 10m intervals across the orebody, providing access for additional detailed sampling. The drillhole and crosscut sampling information was used to construct a series of 1:500 scale level plans spaced at intervals of 12.5m onto which ore category areas were traced, using a minimum mining width of 5.0m. The areas on these level plans were then projected halfway (6m) to the adjacent level for volume estimation and the tonnage estimated using a density calculated from the formula density = 2.85 + 0.039 (Cu%) + 0.0252 (Pb%) + 0.0171 (Zn%). IMC considers that this density estimation factor is reasonable.

Gecamines was principally interested in the copper content of the Kipushi deposit, and not its zinc content. This explains why it used the following cut-off grade factors in determining ore and waste:
        o Ore: Cu less than or equal to 2% or Zn less than or equal to 14%
        o Low grade: 1% less than or equal to Cu less than or equal to 2%
                  or 7% less than or equal to Zn less than or equal to 14%
        o Waste: Cu less than or equal to 1% and Zn less than or equal to 7%

By using this cut-off grade formula, material grading 2% Cu and 0% Zn would be considered to be ore, whereas material grading 1.9% Cu and 13.9% Zn would not be. Low grade ore, as defined above, was only mined when it occurred within an ore grade intersection. These cut-off grade factors were apparently not revised for years, despite changing metal prices.

By applying these cut-off parameters to the Kipushi resource, Gecamines established "resources", which it classified as being "Certains", "Probable" and "Possible". The

"Certains" category was based on the results of detailed sampling in the sub-level crosscuts, as well as from drillholes. The "Probable" category was based on a "reasonable number" of drillhole intersections and the assumption of geological continuity between them. The "Possible" category was based on the results of a few drillhole intersections and the projection of known geological controls on the orebody. In these resource categories no allowance was made for dilution or mining recovery, instead a (unknown) mine call factor was applied to estimate the actual recovery.

IMC was unable to validate the accuracy of the Gecamines' estimate through its reconciliation with the results of actual production, since the requisite information was not available. AMF reported that "the mine has almost always been satisfied with the resources estimate" while noting that the great variability of orebody shape did make for difficulty with the mining department. Once the sub-level crosscuts were made for the mining method (sub level caving) the geologists' sampled them and re-estimated the reserves in each block that was going to be mined. However, Techpro commented "even monthly production grades cannot be predicted with any degree of certainty".

The Gecamines estimation method was obviously very cumbersome and is now outdated, and the use of the cut-off formula was inflexible and inappropriate. None the less, the resource estimates are reported to have been adequate for the mining department's requirements. Allowance should have been made for mining loss and dilution in the "Certains" and "Probable" categories, appropriate to the width of the orebody and the mining method.

6.3.2    WGM Estimate

WGM audited the Gecamines resource estimation methodology and validated its basic accuracy, while recognising its limitations as regards the use of cut-off grades and the fact that allowance should have been made for dilution. WGM therefore applied a 10% dilution (at zero grade) to the Gecamines "Certains" and "Probable" resource tonnage and grade figures, and classified them as Proved and Probable Reserves, as defined by the Australasian Code for Reporting Identified Mineral Resources and Ore Reserves (the Australasian Code).

IMC believes that WGM could have applied more reasoned cut-off formula and dilution factors to the resource in order to derive reserves, as defined in the Australasian Code.

6.3.3    Techpro Estimate

Techpro used the Gecamines level plans to develop a mine production schedule for a feasibility study. The Gecamines "Certains", "Probable" and "Possible" resource categories were accepted by Techpro as being closely equivalent to the measured, indicated and inferred categories of the Australasian Code. IMC agrees with this opinion. Where possible, Techpro checked the Gecamines figures and concluded that they were mostly acceptable (after a few minor corrections) and were representative of the orebody. Different recovery and dilution factors were applied to these resources in order to derive mining reserve figures.

The Techpro resource estimate was made from very similar data to that used by WGM, although Techpro excluded some of the WGM resources since they were considered to be too remote or too small to be economically mined, or to be located over the international border with Zambia. The Techpro measured, indicated and inferred resource estimates were consequently very similar (about 10% less) to those of WGM, when expressed as equivalent contained zinc.

Techpro's measured resource of 3.7Mt (from 100mL to 1150mL) is accessible from the previous mine development, but only that below 850mL is accessible to trackless mining methods from the ramp. A proportion of these resources may also be unavailable for various mining reasons.

Techpro's measured resource of 5.2Mt (from 1150mL to 1295mL) was based on the results of mine development and a very large number of samples taken in the orebody, and was available without the need to deepen the existing decline. Techpro's indicated resource of 8.0Mt (from 1295mL to 1500mL) was based on the results of holes drilled from the 1272mL hangingwall exploration drive. These holes gave an average intersection density of one borehole per 600m2 (say 20m by 30m) of vein, which Techpro considered adequate for mine production planning purposes. Further drilling would be necessary for mine development.

Techpro's inferred resource of 15.1Mt assumes that the orebody extends to the 2000mL, whereas WGM assumed persistence only to 1800mL. At 2000mL, a significant proportion of any ore on the Kipushi Fault plane would be over the international border, and only workable by tribute agreement with Zambia. Until such an agreement exists, IMC believes that resources between 1800mL and 2000mL should be excluded from the inferred category. It also believes that the Blende Pipe No. 1 (or Big Zinc Mass) and North Orebody may not extend below 1550mL and should therefore also be excluded from the inferred resources.

Techpro appreciated the need for the Gecamines database be computerised and recommended that this be done to allow modern geostatistical estimation methods to be used although its estimate was still based on the existing inflexible and outdated Gecamines grade cut-off criteria.

6.4      Production

Historical production data from Gecamines was filed in 1996 in the Watts Griffiths McOuat report (Ref. 1). The most recent production data available is shown in Table 6-2.

Table 6-2  Kipushi Mine - Recent Historical Zinc Production

------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
Year               Feed         %Cu      %Zn      Zinc                %Zn in Zinc      %Cu in Zinc Conc.
                   (000's t)                      Cathode (t)         Conc.
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1985               1,589        3.47     6.86     72,260              52.6             4.5
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1986               1,508        3.21     8.40     71,490              na               na
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1987               1,325        3.24     10.11    62,950              53.3             3.1
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1988               1,387        3.08     10.29    69,120              50.0             3.7
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1989               1,358        2.65     9.37     61,210              51.9             3.7
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1990               1,334        2.26     8.53     44,400              51.8             3.4
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1991               1,043        1.89     7.82     32,730              53.2             2.9
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1992               619          1.75     7.32     na                  na               na
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------
1993               147          1.85     9.05     na                  na               na
------------------ ------------ -------- -------- ------------------- ---------------- ---------------------

na = not available

7.0     GEOLOGICAL SETTING

7.1     Regional Geology

The Kipushi area is underlain by Proterozoic rocks belonging to the Lower Kundelungu and Roan Supergroups. The Roan hosts stratiform Cu-Co deposits in the south west of the DRC and Zambia and consists of siltstones, shales and dolomites believed to have been deposited in shallow evaporitic basins. It is overlain by the Lower Kundelungu, which comprises dolomite, shales and fine sandstones. Zinc-lead-(copper) deposits occur within the Lower Kundelungu dolomites and their karstic structures on both sides of the DRC-Zambia border. The Lower Kundelungu and Roan sediments are separated by a marker horizon called the Grand Conglomerat, consisting of boulders cemented by a matrix of shale.

The stratigraphic relationship between the Kundelungu and Roan Supergroups is illustrated in Figure 7-1.

Figure 7-1 Stratigraphic Column

------------------------- -------------- --------------------------------------------------------------------
       Supergroup             Group                                   Lithology
------------------------- -------------- --------------------------------------------------------------------
Upper Kundelungu          Plateau        Arkose, with occasional beds of sandstone, sandy shales or conglomerate
------------------------- -------------- --------------------------------------------------------------------
                          Kiubo          Calcareous, sandy and argillaceous shales; rare beds of impure limestone
------------------------- -------------- --------------------------------------------------------------------
                                         Calcareous siltstone, sandy or argillaceous shales; beds of feldspathic sandstone
------------------------- -------------- --------------------------------------------------------------------
                          Kalule         Calcareous siltstone, sandy argillaceous shales with pink oolitic limestone at the base
------------------------- -------------- --------------------------------------------------------------------
                                         Calcareous, argillaceous, or sandy shales; pink dolomite at the base
------------------------- -------------- --------------------------------------------------------------------
                                         Diamictite "Petit Conglomerat"
------------------------- -------------- --------------------------------------------------------------------
Lower Kundelungu          Monwezi        Calcareous siltstone or sandy and argillaceous shales
------------------------- -------------- --------------------------------------------------------------------
                          Likasi         Calcareous arkosic siltstone and sandy or argillaceous shales
                                         (Serie Recurrente)
------------------------- -------------- --------------------------------------------------------------------
                                         Dolomites and limestones; argillaceous and sandy shales at the base (Kakontwe Dolomite)
------------------------- -------------- --------------------------------------------------------------------
                                         Diamictite "Grand Conglomerat"
------------------------- -------------- --------------------------------------------------------------------
Roan                      Mwashya        Dolomitic shales, carbonaceous or sandy at the top
------------------------- -------------- --------------------------------------------------------------------
                                         Dolomites; beds of pyroclastite, iron, jasper, oolites and dolomitic shale
------------------------- -------------- --------------------------------------------------------------------
                          Dipeta         Frequently red-brown, siliceous dolomites, interbedded with argillaceous, dolomitic siltstones
------------------------- -------------- --------------------------------------------------------------------
                                         Sequence of argillaceous, dolomitic siltstones (RGS) with
                                         inter-bedded dolomites at the top
------------------------- -------------- --------------------------------------------------------------------
                          Mines          Stromatolitic, talcose or sandy dolomites with occasional
                                         sandstones at the base; beds of siltstone at the top
------------------------- -------------- --------------------------------------------------------------------
                                         Dolomitic shales
------------------------- -------------- --------------------------------------------------------------------
                                         Dolomites, stromatolitic and siliceous dolomites, argillaceous dolomitic siltstones
------------------------- -------------- --------------------------------------------------------------------
                          RAT            Argillaceous and dolomitic siltstones, sandstones and sandy pelites
------------------------- -------------- --------------------------------------------------------------------

The Upper and Lower Kundelungu rocks are folded into a NW-SE trending anticline, which belongs to the Lufilian tectonic arc of the Central African Copperbelt. This is a 520km-long and 50km-wide curved fold and thrust belt covering south east of the DRC (Katanga province) and northern Zambia.

7.2      Local Geology

In the Kipushi area the anticline has been dislocated by a series of faults. One of these, the Kipushi Fault, hosts the Kipushi Deposit, which is located on the northern limb of the anticline and near the contact between Lower Kundelungu Supergroup formations and a complex breccia field stretching from the core of the anticline to the north. The Kipushi Fault lies at the eastern limit of the breccia field.

7.3      Property Geology

The Kipushi fault cuts across the strike of the bedding almost at right angles and dips at an angle of between 50 and 70(degrees) to the NW. It has been traced by means of drilling over a strike length of approximately 600m and to a depth of 1,800m. It is open to the south and at depth. On its hangingwall (western) side there are breccias associated with the main anticlinal folding and below the 240mL level schistose sandstones of Upper Kundelungu age. On its footwall (eastern) side there are brecciated dolomites, limestones, siltstones and shales belonging to the Lower Kundelungu Kakontwe Dolomite and Serie Recurrente.

8.0     DEPOSIT TYPES

Most observers believe that the Kipushi deposit is of hydrothermal origin, with mineralising magmatic fluids making seven successive impulses along the main fractures and dissolving the dolomitic rocks. However, some experts believe that the mineralisation may be related to dewatering of metamorphic fluids.

The mineralisation at Kipushi mine is hosted by:

        o The breccia associated with the Kipushi Fault;
        o The Kakontwe dolomites, forming large bulges or pipes of massive sulphides, such as that known as the Blende Pipe No. 1; and
        o Dolomites and shales at the base of the Serie Recurrente.

The mineralisation is principally developed within the Kipushi Fault and its footwall over a strike distance of 500m. It is 10-60m thick and exhibits a mineralogical zoning related to the stratigraphy of the host rocks. Copper mineralisation (chalcopyrite, bornite and tennantite) is mainly located in the Serie Recurrente; mixed mineralisation of copper, lead and zinc (sphalerite, galena, chalcopyrite, bornite and tennantite) is mainly hosted by the Upper Kakontwe dolomite, while zinc mineralisation (sphalerite with minor pyrite) occurs in the karstic chimneys in the Lower and Middle Kakontwe dolomites. All types of mineralisation are present in the breccia where they occupy intra-fragmental voids. Below 1150mL only about 1% of the ore is oxidised. This is limited to the southern part of the orebody.

The southern extension of the deposit is unknown and should be tested in the future. In particular, the Roan under the Grand Conglomerat consists of dolomite, which might host mineralisation similar to the Kakontwe dolomite.

9.0     MINERALISATION

The mine is divided into the North Orebody and the South Orebody. The North Orebody, which is subdivided into the Rich North and Serie Recurrente, consists mainly of chalcopyrite mineralisation, with little pyrite and arsenopyrite. Sphalerite and galena are rare. The Rich North part is hosted by the Kakontwe dolomite adjacent to the Kipushi Fault. It has been the most productive of the mine's orebodies and has been worked continuously from the surface to 1200mL. However, the copper grades have decreased with depth from a maximum of 15% Cu to the average, at suspension of operations, of about 2% Cu. Drilling has established that below the lowest mining level the orebody breaks up into a number of thin veins and it is believed that remaining resources are limited. In the Serie Recurrente part of the North Orebody, the mineralisation is stratigraphically controlled and comprises mainly chalcopyrite and bornite, with minor pyrite. The grade and size of the mineralisation decreases with depth and increasing distance from the Kipushi Fault.

The South Orebody is found in the Kipushi Fault zone and the Kakontwe dolomite footwall, resulting in locally increased width. The thickness of the mineralisation is very varied. The southern limit of the orebody is not known.

Two sphalerite-rich palaeokarst pipe deposits occur in the Kakontwe dolomite up to 100m in the footwall of the South Orebody. The largest of these bodies is called Blende Pipe No. 1 or Big Zinc Mass. It is very high grade, with an average grade of about 35% Zn.

10.0    EXPLORATION

Resources below 1150mL have been largely established through the core drilling of about 200 cored boreholes from two drill drives located in the hangingwall of the orebody at 1132mL and 1272mL. There has also been some underground sampling between 1150mL and 1295mL. Gecamines carried out all of this work, and none of it was done by AMF. Although it is very likely that Gecamines carried out drilling or other exploration over other parts of the Kipushi mine concession, IMC has no specific information on this.

Techpro established a database of 762 holes drilled at Kipushi. This showed that the average length of all holes was 122m and the average core recovery 84%. The average length of all core samples sent for analysis (nearly 7,500) was 3.44m.

139 holes were drilled at or below the 1150mL. Their average length was 160m and core recovery 89%.

IMC considers the core recovery figures (particularly for below the 1150mL) to be good, but that the average sample length is surprisingly high.

IMC examined a number of level plans and cross sections and considers that the amount of drillhole information was adequate for the purposes of estimating global measured and indicated resource volumes and that these results are reliable. IMC saw no longitudinal plans, which would have greatly assisted in understanding the overall pattern of drillhole distribution within the deposit, and the reasonableness of WGM's and Techpro's geological projections used to outline inferred resources.

The principal shortcoming in the Gecamines exploration methodology was the apparent absence of a rigorous internal or external check assaying procedure and the fact that not all core was retained. As far as is known, neither WGM nor Techpro carried out any independent check sampling or assaying. These matters are discussed further in Sections 12.0, 13.0 and 20.0.

11.0    DRILLING

11.1    Drilling Procedure

The drilling method consists of a fan of four to seven declined holes located on each of the mine transverse sections. The distance between fans was 15m along the Kipushi Fault and 12.5m along the Serie Recurrente. The angle between the holes was +/- 15o. The drilling from the drive on 1132mL has been completed, whereas that from 1272mL has only been completed between Sections 0 to 19, with the programme for Sections 21 and 23 being only partially completed. To the south, the drill drive only reached Section 4. If drilling is to be undertaken further south on 1272mL, it will necessitate extending the drive by a further 200m to the international border.

Gecamines drilling department, the Mission de Sondages, always carried out the drilling and when a drill hole was completed, its collar and down-the-hole deviations were recorded. The following information was then compiled and recorded on drill log sheets:
     o    Hole number, with location, length, inclination and direction;
     o    Start and completion dates of drilling;
     o    Collar information (X, Y, Z co-ordinates, azimuth and inclination);
     o    Drill hole length and deviation, core length and recovery;
     o    Geological and mineralogical description (often simplified);
     o    Assay results; and
     o    Hydrology and temperature.

Some geotechnical parameters (Rock Quality Determination or RQD) were estimated.

AMF reports that the drill log sheet recording procedure contained some mistakes in the form of missing data (hole co-ordinates, deviation measurements, and detailed assays), particularly from holes drilled from 1272mL. However, after discussion with Gecamines in 2000, it became evident to AMF that approximately 50% of the missing detailed data could still be retrieved on site, with the remainder possibly being available at the Gecamines laboratory or at the Gecamines Geological Department in Likasi.

A total of approximately 200 holes intersected the Kipushi deposit below 1150mL. 138 (or 69%) of these were surveyed and of the 84 that intersected the Big Zinc Mass, 55 (or 65%) were surveyed. Average down-the-hole reading interval was 50m, although in some instances up to 100m intervals were recorded. IMC accepts these reading intervals as reasonable for the purpose of establishing mineral resources. Survey data should be sought for those holes that apparently did not have any, since this information may exist.

11.2    Drillhole database

Techpro designed a computerised database for all drillhole data, with the results being encoded by a local (DRC) team. This database incorporated the information contained in the drill log sheets, as follows:
     o    Drillhole number
     o    Collar  position,  direction  (azimuth),   inclination,  length,  core
          recovery, date of completion, remarks;

     o    Assay results for As, Cu, Pb, Zn, S and Fe;
     o    Geological log, by means of simple codes;
     o    Mineralogical log, by means of codes;
     o    Down-the-hole survey data; and
     o    Hydrological data.

Techpro checked the database on site, since it was found to contain a great number of encoding mistakes, the consequence of poor supervision. These errors were almost all corrected and it now contains data for 762 holes (for 93,000m) and 7,500 assay samples (for 51,500 assays).

12.0    SAMPLING METHOD AND APPROACH

Gecamines drilled a total of 762 holes or nearly 93,000m into the Kipushi deposit between 1974 and 1994, and submitted nearly 7,500 samples to its own laboratory for routine analysis. The analytical results are summarised below. These are included as Appendix B, together with borehole location information including drillhole number, collar position, elevation, direction (azimuth), inclination, hole length and recovery.

Further data not included in this report are simplified geological, mineralogical and hydrological information.

In examining the location of the boreholes it is important to note the following:

The mine grid origin is located near No. 1 Shaft at 116,689.89, 194,205.52 at an elevation of 1321.80 m above sea level.

Mine grid north direction is calculated by subtracting 184(degrees) 11' from true north.

Table 12-1 Kipushi Mine Drillhole Summary

----------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Analytical determination           Arsenic       Copper         Lead          Zinc      Sulphur         Iron
----------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Average (%)                           0.17         2.12         0.49         11.57        13.14         8.21
----------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Number of samples                    6,997        7,491        7,470         7,490        7,199        7,381
----------------------------- ------------- ------------ ------------ ------------- ------------ ------------

In addition, there has been extensive underground development. The validity of this exploration database is discussed in Section 10.0, and the results of resource estimates in Section 6.3.

13.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

Gecamines only kept the mineralised parts of the drill core, storing them in wooded core boxes in a Butler shed. Barren sections of core (including waste bands within mineralised sections) were discarded and thrown out. The core had a diameter of 30 to 70mm. The core sampling and sample preparation procedures were reported to be as follows:
     o    The cores were sawn in half;
     o Based on a visual estimation of the core's mineral content it was divided into three categories (copper-copper/zinc; zinc; copper-lead-zinc) and sampled. The average length of sample (based on nearly 7,500 sample assays in the AMF database) was 3.44m;
     o    Waste material was not sampled;
     o    The remaining core was replaced in the core box and stored and
     o The aggregated half core samples were then sent to Gecamines laboratory for crushing, splitting, milling and sieving.

Gecamines carried out all sample preparation and analysis at its laboratory in Lubumbashi. It is not known whether this laboratory is certified by any standards or associations. Neither AMF nor an AMF associate carried out any independent sampling or assaying.

Gecamines prepared half core samples in the following sequence:
     o    Jaw and cylinder crush to <5mm;
     o    Split samples, mechanically and manually;
     o    Mill;
     o    Sieve tray;
     o    Mill to 100% <100mesh.

A portion of the pulverised sample was then dissolved and analysed by atomic absorption spectrophotometer for Cu, Pb, Zn, As, S and Fe, with results reported in %. On the basis of these analytical results, the geologists grouped the samples into one of five ore categories:
        o        C:       Zn rich, Cu poor;
        o        X:       Cu rich, Zn poor;
        o        Z:       Mixed Zn-Cu rich
        o        PxC:     C poor
        o        PvX:     X poor

The laboratory then made composite sample(s) of these grouped categories, analysing them for Ge, Co, Ag, Cd and Re, and reporting the results in ppm.

The surplus material from sample splitting was sent back to the geological department in hemp bags, while the surplus of the pulverised samples was normally kept in paper bags and stored in wooden boxes at the laboratory. However, AMF reports that it will probably be difficult to trace the old crushed samples in hemp bags kept in the geological department because of poor storage conditions and theft. AMF also report that there were no packets of milled (pulverised) material in the laboratory, the consequence the political troubles of 1992.

Gecamines did not carry out routine check assaying. Check assays were only carried out when visual grade estimates did not correspond with the laboratory results. IMC did not see the results of any of this check assaying. Gecamines protocol for internal check sampling is not known. There was no check assaying or sampling by an independent external laboratory.

Although AMF reported in 1999 that Gecamines' sample preparation facilities were in poor condition, another exploration company that used the laboratory in 2001 to verify the grade of cobalt concentrates, reported that it found their results to be reliable and trustworthy.

IMC has not examined Gecamines' sample preparation and analytical facilities but is of the opinion that its check assaying procedures were inadequate.

14.0    DATA VERIFICATION

IMC's verification of the existing geological data and reports was confined to exercising best professional judgement on the information provided by AMF. IMC's geologist made no site visit, nor were discussions held with Gecamines personnel. No independent samples were taken, nor was the existing geological database independently modeled. The reasons for not verifying the data disclosed are as follows:

     o No mining at the property has occurred since 1993 and so the resource has not been depleted since last the filed report in 1996;
     o With the zinc price at historic lows and with little prospect for improvement in the short term the project is taking secondary importance to AMF's other assets;
     o A joint venture agreement has not yet been reached on the Kipushi mine project with Gecamines and the Government of the DRC under the new mining code, the negotiation of which was delayed by the introduction of the New Mining Code

15.0    ADJACENT PROPERTIES

According to Mumba Chabu (1990) there are two other carbonate-hosted Cu-Pb-Zn deposits in the south east of the DRC: at Lombe (60kms E of Kipushi) and at Kengere (170kms W-NW of Kipushi). AMF has no interest in either of these properties.

16.0    MINERAL PROCESSING & Metallurgical Testing

Historical records show that the Kipushi concentrator produced zinc concentrates assaying between 49-54% Zn, 3-6% Cu and 0.9% Cd during the period 1971-1991 (Ref. 4). This demonstrates that the orebody is amenable to conventional crush-grind-selective flotation techniques, as would be expected from the mineralogical suite reported by Techpro:

        o    Major - sphalerite, chalcopyrite, pyrite, and bornite
        o    Minor - chalcocite, molybdenite, arsenopyrite, renierite and galena

Non sulphide gangue includes dolomite and siliceous minerals which are readily separated from sulphides.

The single reported grinding work index of 14.4kWh/sh t based on testwork by Gecamines is within the range expected for zinc ores.

17.0    MINERAL RESOURCE ESTIMATE

IMC has examined three resource estimates for the Kipushi deposit. IMC has not prepared its own estimate but is of the opinion, based on the information provided, that the 1997 Techpro estimate is generally fair and reasonable for the demonstrated (measured plus indicated) resource estimation. There was less information contained in the WGM report on which IMC could base an opinion.

The Techpro estimate, which was carried out by a Qualified Person, agrees fairly closely (in terms of contained metal) with that of WGM, although there are differences between them in terms of tonnage and average grade. Techpro's estimate was based on its validation of Gecamines own resource estimate, which was made using "classical" estimation methods. Measurement of resource volumes was carefully carried out on mineralisation with a minimum mining width of 5m. Tonnage determinations were made using an acceptable density factor. The principal shortcoming to the estimation methodology was its dependence on an unrealistic and inflexible grade cut-offs, which may have resulted in the exclusion of potential ore.

IMC has excluded most of Techpro's inferred resources, since they appear to be based on unreasonable assumptions of orebody continuity or to lie within Zambian international territory. The modified estimate is summarised by orebody and resource category in Table 17-1 and Table 17-2.

Table 17-1 Kipushi Mine Resource Estimate - IMC

---------------------------------------------------------------------------------------------------------------
                                          South Orebody            North Orebody         Blende Pipe No. 1
---------------------------------------------------------------------------------------------------------------
Category                Level            Tonnes  Cu %     Zn %     Tonnes   Cu %  Zn %     Tonnes   Cu %  Zn %
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Measured          100      1150                                 3,711,000   2.01  2.05
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Measured          1150     1207.5     1,096,454  2.28    19.65    602,436   3.39  2.90
---------------------------------------------------------------------------------------------------------------
Measured          1207.5   1220         249,325  1.93    17.95    336,715   4.91  8.47     29,395   0.61 31.25
---------------------------------------------------------------------------------------------------------------
Measured          1220     1232.5       210,458  2.33    18.06    266,764   5.29  7.29     72,663   1.72 33.95
---------------------------------------------------------------------------------------------------------------
Measured          1232.5   1245         202,969  2.78    16.30    182,056   4.39  3.39    109,568   2.75 29.59
---------------------------------------------------------------------------------------------------------------
Measured          1245     1252.5       191,824  2.78    19.49    147,732   3.53  1.64     71,867   1.81 31.87
---------------------------------------------------------------------------------------------------------------
Measured          1252.5   1270         208,721  2.76    19.58     99,832   3.70  2.48    198,331   0.89 31.05
---------------------------------------------------------------------------------------------------------------
Measured          1270     1282.5       169,562  3.20    16.68    116,895   3.95  1.94    163,396   0.53 35.70
---------------------------------------------------------------------------------------------------------------
Measured          1282.5   1295         172,365  2.92    15.70    141,785   4.85  2.50    147,866   0.56 38.37
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Total Measured    1150     1295       2,501,678  2.47    18.58  1,894,215   4.19  4.35    793,086   1.16 33.52
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Indicated         1295     1302.5        92,468  2.29    19.87    106,891   4.49  4.24    264,043   1.72 35.23
---------------------------------------------------------------------------------------------------------------
Indicated         1302.5   1320         172,324  2.27    17.30    275,534   3.81  5.36    606,238   1.51 34.77
---------------------------------------------------------------------------------------------------------------
Indicated         1320     1355         358,626  2.47    15.54    456,872   4.36  4.84    594,231   0.46 39.52
---------------------------------------------------------------------------------------------------------------
Indicated         1355     1390         237,773  2.46    14.74    451,879   3.66  6.35    767,424   0.45 41.79
---------------------------------------------------------------------------------------------------------------
Indicated         1390     1425         239,250  2.13    15.86    398,171   4.39  5.94    761,633   0.44 36.30
---------------------------------------------------------------------------------------------------------------
Indicated         1425     1460         207,757  1.94    20.07    427,717   4.34  4.68    769,455   0.38 43.99
---------------------------------------------------------------------------------------------------------------
Indicated         1460     1495         172,988  2.19    19.25    422,935   3.93  4.09    135,924   0.22 49.05
---------------------------------------------------------------------------------------------------------------
Indicated         1495     1500          21,008  2.19    19.25     68,568   3.50  8.70     19,418   0.33 49.05
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Total Indicated   1295     1500       1,502,194  2.27    17.04  2,608,567   4.09  5.25  3,918,366   0.68 39.57
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Total Inferred    1500     1800         586,824  2.00    15.00
---------------------------------------------------------------------------------------------------------------

Note: IMC assumes that measured resources between 100mL and 1150mL are mostly located in the North Orebody although no information was available to confirm this.

Table 17-2 Kipushi Mine Resource Categories - IMC

-----------------------------------------------------------------
Measured                          Tonnes         Cu %       Zn %
-----------------------------------------------------------------
North Orebody 100-1150m        3,711,000         2.01       2.05
-----------------------------------------------------------------
South Orebody                  2,501,678         2.47      18.58
-----------------------------------------------------------------
North Orebody 1150-1295m       1,894,215         4.19       4.35
-----------------------------------------------------------------
Blende Pipe No. 1 Orebody        793,086         1.16      33.52
-----------------------------------------------------------------
Total Measured                 8,932,231         2.53      10.07
-----------------------------------------------------------------

-----------------------------------------------------------------
Indicated
-----------------------------------------------------------------
South Orebody                  1,502,194         2.27      17.04
-----------------------------------------------------------------
North Orebody                  2,608,567         4.09       5.25
-----------------------------------------------------------------
Blende Pipe No. 1 Orebody      3,918,366         0.68      39.57
-----------------------------------------------------------------
Total Indicated                8,029,127         2.09      24.21
-----------------------------------------------------------------

-----------------------------------------------------------------
Measured + Indicated          16,961,358         2.32      16.76
-----------------------------------------------------------------

-----------------------------------------------------------------
Inferred
-----------------------------------------------------------------
South Orebody                    586,824         2.00      15.00
-----------------------------------------------------------------

IMC considers that the measured and indicated resources conform to the Definitions and Guidelines contained in the CIM's Standards on Mineral Resources and Reserves, August 2000.

The measured resource of 5.2Mt (from 1150mL to 1295mL) is based on the results of mine development and a very large number of samples taken in the orebody. It is available without the need to deepen the existing decline.

The measured resource of 3.7Mt (from 100mL to 1150mL) is accessible from the previous mine development, but only that below 850mL is accessible to trackless mining methods from the ramp. A proportion of these resources may also be unavailable for various mining reasons.

The indicated resource of 8.0Mt (from 1295mL to 1500mL) is based on the results of holes drilled from the 1272mL hangingwall exploration drive and is considered adequate for mine production planning purposes.

The inferred resource of 0.5Mt assumes geological continuity of the South orebody to the 1800mL although it is not clear, from the information available to IMC, whether this resource is supported by any sampling information. This is required for their conformity as inferred resources in the CIM Definitions and Guidelines.

A technical and economic feasibility study will be necessary in order to determine whether these resources are economic to mine.

Techpro has estimated that approximately 4,600m of drilling will be required to explore for extensions to the North, South and Blende Pipe No. 1 orebodies.

18.0    OTHER RELEVANT DATA AND INFORMATION

18.1    Environmental Considerations

The Kipushi Mine has had a long production history and while production is suspended at present, management are continuing to dewater the mine down to the approximately 1300 m level (Ref. 5). Also, there has been some processing activity recently at the Luiswishwi Concentrator owned by the George Forest Group with tailings arisings being disposed of on site. Therefore, IMC consider that under the topic "Additional Requirements" environmental issues are relevant.

18.1.1  Water Quality

Independent consultants (Ref. 6) visited the site on 5th November 2002 to "obtain a preliminary understanding of the current environmental and groundwater aspects associated with the Kipushi mine operations. Groundwater quality is particularly important in the local vicinity as well fields to the west of the open pit supply potable water to the town of Kipushi.

Gecamines management reported in November 2002 that approximately 2100m3/h and 600m3/h was being pumped from No. 3 and No. 5 shafts respectively. No environmental sampling is currently being undertaken. Table 18-1 shows an analysis of Kipushi concentrator process water.

Table 18-1 Kipushi Concentrator Process Water Analysis

------------------------------------- ----------
             Parameter                   ppm
------------------------------------- ----------
                 Cu                     0.02
------------------------------------- ----------
                 Zn                     0.07
------------------------------------- ----------
                 Pb                     0.02
------------------------------------- ----------
                 Fe                     0.02
------------------------------------- ----------
                CaO                      125
------------------------------------- ----------
                MgO                      152
------------------------------------- ----------
                 As                     N.D.
------------------------------------- ----------
                 pH                      7.6
------------------------------------- ----------

Source: Techpro archive - probable early 1990's N.D. not determined

The analysis shows a capacity for buffering acid generated by sulphide oxidation.

18.1.2  Current Tailings Disposal Activities

The open pit, abandoned in 1925 lies directly above the underground workings and is being used for tailings disposal from the Luiswishwi operation. AMF have strongly expressed their concern to Gecamines at this practice which IMC consider totally undesirable from both an engineering and environmental viewpoint. It is estimated that there is just 3-4m of freeboard between the water level in the open pit and one of the mine ventilation shafts. While no geotechnical data is available, IMC consider that there also exists the potential for tailings to infiltrate into the mine workings via fissures which are reported to be visible near the open pit perimeter.

There is reportedly a new tailings disposal site under consideration approximately 6km from the site but no details are currently available.

18.1.3   Old Concentrator Area and Tailings Dams

Records show that historically over 40,000 tonnes of zinc concentrate were in stock and the concentrate stockpile area to the south-east of the old concentrator still shows evidence of this with very large amounts of mineralised dust present.

The concentrator itself is very dilapidated and untidy but not contributing materially to the overall mineral contamination. No significant spills of oil or chemicals were observed.

It is understood that there are three tailings dams on site, situated to the south-east of the old concentrator in the Kipushi river valley. The stability and contribution to environmental degradation is unknown at this time.

18.2    Conclusions

In conclusion, the whole site has suffered significant environmental degradation which, in the absence of any funding for remedial measures will continue to degrade. A resumption of responsible, profitable mining and processing activities would enable such remedial measures to be implemented and the social impact of a restart of production will likely be positive.

The New Mining Code contains environmental obligations that have to be met as part of the licence application. These are an Environmental Impact Study (EIS) and an Environmental Management Plan of the Project (EMPP).

Under the New Mining Code historic liabilities, including environmental liabilities lie with the investor. However mitigation of these liabilities will form part of the agreement to be negotiated with Gecamines.

In order to assess historic liabilities, IMC recommend that a full environmental baseline study and environmental management plan for the site be implemented by the new operator.

19.0    INTERPRETATION AND CONCLUSIONS

The geology and controls on mineralisation at Kipushi are reasonably well understood. A substantial drillhole database exists, although there are still some gaps that could be filled if the missing information can be found. In general, the exploration appears to have been well carried out, although there are inevitably some shortcomings. In particular:
     o    Only the sampled sections of mineralised core have been retained,  the
          rest  has  been  discarded   making  any  re-sampling   campaign  less
          informative than it could be;
     o    Individual core samples sent for analysis were surprisingly long; and
     o There was no regular system of sample check assaying, either internal or at an independent external laboratory.

Gecamines resource estimation methods, although now outdated, appeared to produce results that the mining department found satisfactory. IMC has reviewed the Gecamines estimation methodology and assumptions, and they appear to be reasonable. However, they were made using grade cut-off criteria that were inflexible, inappropriate today and remained unchanged for many years. The consequence is that the resource potential at the Kipushi mine may be greater than reported.

Two resource estimates have recently been made at Kipushi, using the same Gecamines information database. They were essentially validations or modifications of Gecamines own estimate, which was made using "classical" estimation methods. The measured and indicated resources in these two estimates agree fairly closely in terms of contained metal content, although there are differences between them in the figures for tonnage and average grade.

IMC considers the Kipushi demonstrated mineral resources, as defined by the Definitions and Guidelines in the CIM's Standards on Mineral Resources and Reserves, August 2000, to be as in Table 19-1.

Table 19-1 Kipushi Mine - Demonstrated Mineral Resources

Resource Category                 Tonnes         Cu %            Zn %
Measured                       8,932,231         2.53           10.07
Indicated                      8,029,127         2.09           24.21
Total                         16,961,358         2.32           16.76

There is an additional inferred resource at Kipushi, which IMC estimates to be 590,000 tonnes at an average grade of 2% Cu and 19% Zn. It is not clear whether this resource conforms fully to the CIM's Definitions and Guidelines (by being based on drillhole information as well as reasonable geological projection), since the requisite information was not available for IMC to examine.

20.0    RECOMMENDATIONS

20.1     Geology

If satisfactory information cannot be obtained on Gecamines' check analysis procedures, it is recommended that some existing cores should be re-sampled and re-analysed at the Gecamines and an independent laboratory in order to verify the reliability of historical analytical information.

AMF should attempt to make a reconciliation between historical resource and reserve estimates and actual mine production in order to determine the reason for any discrepancies and likely future mine recovery and dilution factors.

AMF should make an immediate and thorough search for missing exploration data and samples at the Kipushi mine and at Gecamines' analytical laboratory. Any new information should be incorporated into the existing drillhole database and a new resource estimate made using suitable geological modelling software. The resource estimate should then be modified to determine reserves, using mining dilution and recovery factors appropriate to the proposed mining method(s), and cut-off criteria appropriate to anticipated mining costs. This estimate should include estimation of resources remaining in the upper levels of the mine.

The new resource estimate and geological model should be used to plan for any necessary additional drilling, and to identify possible exploration targets.

An appropriate agreement should be concluded with the Zambian authorities in order that ore lying within Zambian territory may be mined in the future, or access gained to explore for additional resources within DRC territory.

20.2    Other

IMC recommend that a full environmental baseline study and environmental management plan for the site should be implemented by the new operator.

21.0    REFERENCES

1. Ehrlich R.P., Brady B.S. "A Review of the Kipushi Mine of Gecamines in the Republic of Zaire for America Mineral Fields Inc." Watts, Griffis and McOuat Ltd. Consulting Geologists and Engineers, 12 June 1996, Revised 20 June 1996

2. Techpro Mining & Metallurgy "Kipushi Feasibility Study - Mine Expansion" Revision 2 May 1997

3. Van Landuyt A. "Kipushi Geology" February 1999 (incomplete)

4. J.B 29241 "U.Z.K. Bilans Annuels 1953- 1991" 3rd September 1992

5. Anon "Rainfall Data 1927 - 1995" 3rd January 1997

6. Duthe D. Theron P.J. "SRK Consulting Visit to Kipushi Mine - Democratic Republic of Congo - 5 November 2002" 6th December 2002

7. Chabu M. Metamorphism of the Kipushi carbonate-hosted Zn-Pb-Cu deposit (Shaba, Zaire) Regional Metamorphism of Ore Deposits pp27-47, 1990

22.0    GLOSSARY

renierite         a copper-iron-zinc sulphide mineral containing germanium

23.0     EFFECTIVE DATE AND DISTRIBUTION LIST

COPY No.

Copies of this report have been distributed as shown below:

Copy No.          Type         CD                                  Recipient

1                 Original

2                 Copy

3                 Copy

4                 Copy                      IMC Group Consulting Ltd, London



Project Personnel : A. P. Wells, N. C. Scott, J. N. Hawke



Key Words         : IMC London Zinc Kipushi DRC

                          Signature                    Name / Designation

Production:


Verification:


Approval:



Date:


The Effective Date of this report is 1st August 2003.

                                   APPENDIX A

                               TERMS OF REFERENCE

FAX MESSAGE                      [INTERNATIONAL MINING CONSULTANTS LOGO OMITTED]
                                                International Mining Consultants
 Incorporating Mackay & Schnellmann, IMC Techpro and Imperial Smelting Processes

                                                               60 Worship Street
                                                                          London
                                                                        EC2A 2HD

                                                       Tel: +44 (0) 20 7377 0913
                                      Fax: +44 (0) 20 7247 5943 OR 020 7247 9592
                                                   e-mail: imcm+s@imcgroup.co.uk

To:          American Mineral Fields (AMFI)
Attn. of:    Mr. Bernie Pryor
Fax No:      020 7355 3552
From:        Andy Wells
Date:        11th July 2003
Ref:         Bpryor2                        No of pages: 2 (including this page)
--------------------------------------------------------------------------------

Project Ref:      M5776P Competent Person's Report on the Kipushi Deposit DRC

Dear Bernie,

Further to our meeting on Friday, I have pleasure in quoting below a revised proposal to carry out reporting on AMFI's Kipushi joint venture with Gecamines.

Understanding

AMFI require a report (the "Report") prepared for the Ontario Securities Commission, in accordance with Canadian National Instrument 43/101 "Standards of Disclosure for Mineral Projects". IMC understand that this report is required as part of AMFI's preparations for a secondary stock exchange listing on London's AIM, being already listed on Toronto's TSE (listing code AMZ).

Personnel Assigned

IMC intend that the following persons will work on the Report

---------------------------------------------------------  Rate ((pound)/day
"Qualified persons" provided (CVs appended)
--------------------------------------------------------- ----------------------
Andy Wells - Study Manager
--------------------------------------------------------- ----------------------
Neil Scott - Geologist
--------------------------------------------------------- ----------------------
Jeremy Hawke - Country expert
--------------------------------------------------------- ----------------------
1. Actual days to be charged on an "open book basis"

Scope of Work

The Report will be prepared in accordance with Form 43-101F1 that has been provided as a .pdf file. It is understood that there are no:

o        "Adjacent Properties" (Item 17)
o        "Mineral Processing and Metallurgical Testing" (Item 18)

"Additional Requirements ..." (Item 25) will mainly deal with potential environmental liabilities and will rely on a recent independent report by other consultants who visited the site. The report on the Kipushi property will therefore be treated mainly as an exploration stage project and not include mining, concentrating and downstream processing. Data sources for the Report will be information in:

o      AMFI's possession;
o      The Public Domain;
o Any other information that becomes available with the author's permission during the course of reporting.

Opinion will be provided on the resource data, estimates and their classifications and recommendations will be given for work that would enhance the reliability of the estimates.

IMC will use its best endeavours to submit a draft report by 25th July 2003, such deadline appearing reasonable based on the timely provision of information by AMFI.

Commercial Terms (deleted)

Thank you for your emailed instruction to proceed - IMC looks forward to being of service to AMFI.

With Best Regards.

Yours sincerely,


(signed)
.....................................
Andy Wells
IMC Mackay & Schnellmann


Company Number  430855 Registered in England

                                              [LOGO AND DOCUMENT FOOTER OMITTED]

                                   APPENDIX B

                                  BOREHOLE DATA

                   (provided in Separate Excel(R) Spreadsheet)

                             B1 Bore hole locations

Azimuth is magnetic north                       Z: the value is not  available  in the  records.  We left either the first value encoded or the value indicated in the GCN bh #

Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No
   KHI        9999  -225.05  -233.12  923.85     0.00     0.00   178.18   354.00   87.50    80.63 22/10/1974
   KHI        9998  -395.04  -325.02 1253.10     0.00   329.00   147.11   323.00  169.30    89.00 02/02/90
   KHI        9997  -397.11  -325.58 1252.71     1.00   303.00   121.11   297.00  208.20    90.00 26/10/89
   KHI        9996  -396.23  -325.36 1253.05     0.00   310.00   128.11   304.00  166.40    88.19 21/11/89 No assays sheet
   KHI        9995  -431.62  -293.38 1256.83     1.00   303.00   121.11   297.00  181.00    93.00 21/02/90
   KHI        9994  -421.70  -233.78 1241.28     2.00   307.00   125.11   301.00  175.90    80.00 11/10/87
   KHI        9993  -375.75  -299.07 1142.14   -28.00     0.72   178.90   354.72   95.80    86.00 24/01/86
   KHI        9992  -420.08  -232.90 1239.92    60.00   308.00   126.11   302.00   56.20    91.00 11/15/87
   KHI        9991                                                                 20.60    93.00          Barren, position not
                                                                                                           surveyed
   KHI        9990  -450.60  -287.40 1257.87     1.00   306.00   124.11   300.00  169.10    90.00 04/10/89
   KHI        9989  -394.47  -324.67 1253.21     0.00   347.00   165.11   341.00  118.10    88.00 08/02/90
   KHI        9988  -395.04  -325.02 1253.00     0.00   329.00   147.11   323.00  169.30    89.00 03/02/90 No assays sheet
   KHI        9987  -375.20  -298.84 1148.50     1.00     0.20   178.38   354.20   94.60    82.19 28/01/78
   KHI        9986  -443.60  -266.25 1260.22     0.00   303.00   121.11   297.00  157.00    90.00 03/03/90
   KHI        9985  -450.01  -252.02 1261.61   -12.00   303.00   121.11   297.00  151.20    84.00 01/03/90
   KHI        9984  -456.39  -238.44 1263.33   -30.00   303.00   121.11   297.00  100.20    70.00 04/03/88
   KHI        9983  -457.01  -238.86 1262.58     0.00   304.00   122.11   298.00  133.20    79.00 22/02/88
   KHI        9982  -461.53  -223.72 1263.79     1.00   302.00   120.11   296.00  121.70    87.00 09/04/89
   KHI        9981  -472.57  -208.75 1265.66     1.00   312.00   130.11   306.00  149.60    87.00 28/03/89
   KHI        9980  -474.20  -206.33 1265.49     3.00   300.00   118.11   294.00  132.40    86.00 15/03/89
   KHI        9979  -457.92  -203.24 1238.38   -20.00   305.00   123.11   299.00  182.70    70.00 03/10/87
   KHI        9978  -457.89  -203.25 1237.86     0.00   302.00   120.11   296.00  126.30    80.00 26/09/87
   KHI        9977  -457.15  -202.73 1236.16    65.00   303.00   121.11   297.00  144.00    84.00 01/09/87
   KHI        9976  -471.98  -176.64 1235.15     1.00   299.00   117.11   293.00  129.10    68.00 15/12/87
   KHI        9975  -471.75  -176.38 1236.13   -62.00   293.00   111.11   287.00  126.00    71.00 09/01/88
   KHI        9974                                                                 11.00    96.00 12/01/88 Barren, position not
                                                                                                           surveyed
   KHI        9973  -476.86  -180.31 1267.85     5.00   303.00   121.11   297.00  140.00    90.00 20/02/89
   KHI        9972  -485.24  -167.37 1269.36     3.00   311.00   129.11   305.00  139.40    87.00 05/03/89
   KHI        9971  -516.74   -78.95 1275.66     0.00   257.00    75.11   251.00  228.00    94.00 08/07/89
   KHI        9970  -519.97   -80.89 1275.78     1.00   279.00    97.11   273.00  150.80    96.00 14/06/89
   KHI        9969  -517.64   -79.56 1275.26     2.00   183.00     1.11   177.00  175.10    91.00 26/07/89
   KHI        9968  -519.98   -81.66 1275.60     1.00   293.00   111.11   287.00  146.30    91.00 02/06/89
   KHI        9967  -519.46   -82.89 1275.58     1.00   303.00   121.11   297.00  151.60    92.00 18/05/89
   KHI        9966  -517.24   -99.64 1274.40     1.00   303.00   121.11   297.00  142.60    88.00 01/06/89
   KHI        9965  -504.89  -145.14 1230.31    -1.00   301.00   119.11   295.00  114.00    85.00 03/11/87
   KHI        9964  -501.32  -145.26 1230.31     2.00   359.00   177.11   353.00  148.70    83.00 23/12/86
   KHI        9963  -503.46  -144.31 1231.50   -90.00     0.00   178.18   354.00   52.30    91.00 10/02/87
   KHI        9962  -273.75  -172.07 1148.70     0.00   302.35   120.46   296.35  279.10    78.00 18-Aug-76
   KHI        9961  -504.59  -145.08 1231.29   -31.00   304.00   122.11   298.00  171.80    75.00 29/1087 No assays sheet

Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9960  -504.62  -144.98 1229.14    30.00   303.00   121.11   297.00  103.00    85.00 30/01/87
   KHI        9959  -498.92  -222.86 1194.35     1.00   331.00   149.11   325.00  155.60    80.00 31/07/86
   KHI        9958  -395.68  -325.27 1253.03     1.00   319.00   137.11   313.00   90.20    93.00 11/01/90
   KHI        9957  -440.26  -221.84 1194.29     0.00   306.00   124.11   300.00  127.60    85.00 18/07/86
   KHI        9956  -439.01  -220.19 1194.61    -1.00   290.00   108.11   284.00  112.70    85.00 11/08/86
   KHI        9955  -439.59  -221.37 1195.69   -30.00   306.00   124.11   300.00  227.50    94.00 03/09/86
   KHI        9954  -437.34  -226.02 1141.30    46.00   126.00   304.18   120.00  114.30    87.00 06/11/81
   KHI        9953  -440.00  -221.62 1194.91   -15.00   302.00   120.11   296.00  140.40    89.00 10/02/86
   KHI        9952   766.30  -484.47 1169.49    16.00   345.00   163.11   339.00   40.10    66.00 05/03/82 Sterile
   KHI        9951  -570.55  -348.68 1143.66   -75.00   128.00   306.18   122.00  172.30    95.00 05/12/86
   KHI        9950   753.10  -511.02 1168.95     7.00   273.00    91.11   267.00   86.70    90.00 05/10/82 Sterile
   KHI        9949   765.31  -484.73 1169.51     0.00   331.00   149.11   325.00   45.50    76.00 03/03/82 Sterile
   KHI        9948  -646.97  -290.52 1269.09   -30.00   121.00   299.18   115.00  194.80    91.00 04/08/90
   KHI        9947  -646.59  -290.88 1268.21    15.00   116.00   294.18   110.00  159.60    85.00 21/11/91
   KHI        9946  -657.48  -279.41 1269.72   -90.00     0.00   178.18   354.00  345.30    89.00 07/09/90
   KHI        9945  -657.25  -279.32 1269.97   -75.00   123.00   301.18   117.00  318.50    95.00 10/08/90
   KHI        9944  -443.20  -229.82 1144.38   -45.00   122.00   300.18   116.00   46.30    80.00 05/07/84
   KHI        9943  -657.05  -279.16 1269.68   -55.00   121.00   299.18   115.00  210.30    92.00 30/09/90
   KHI        9942  -656.61  -278.80 1269.49   -30.00   121.00   299.18   115.00  179.60    90.00 10/09/90
   KHI        9941  -445.25  -231.06 1150.00   -70.00   304.00   122.11   298.00  100.00    98.00 26/06/80
   KHI        9940  -647.09  -290.58 1269.45   -55.00   123.00   301.18   117.00  213.20    90.00  25/7/90
   KHI        9939  -647.17  -291.24 1268.73   -65.00   123.00   301.18   117.00  303.60    95.00 19/10/91
   KHI        9938  -434.27  -223.96 1148.78     0.00   120.64   298.82   114.64   95.90    84.31 20/10/77 Z probably approx.
   KHI        9937  -647.36  -290.78 1269.31   -75.00   123.00   301.18   117.00  315.80    92.00 16/07/90
   KHI        9936  -444.54  -230.50 1144.34   -90.00     0.00   178.18   354.00   94.10    91.00 10/07/84
   KHI        9935  -647.39  -291.38 1268.75   -86.00   131.00   309.18   125.00  312.80    93.00 09/10/91
   KHI        9934  -647.50  -290.86 1269.34   -90.00     0.00   178.18   354.00  321.90    91.00 04/07/90
   KHI        9933  -639.63  -303.70 1267.65     0.00   123.00   301.18   117.00  117.90    89.00 26/03/92
   KHI        9932  -640.40  -304.06 1268.95   -27.00   123.00   301.18   117.00  163.80    93.00 19/11/90
   KHI        9931  -640.86  -304.36 1269.21   -45.00   123.00   301.18   117.00  207.10    92.00 09/11/90
   KHI        9930  -640.77  -304.59 1269.58   -61.00   122.00   300.18   116.00  216.00    97.00 14/06/91
   KHI        9929  -641.33  -304.65 1269.17   -74.00   123.00   301.18   117.00  321.70    93.00 02/11/90
   KHI        9928  -445.55  -281.23 1141.38    30.00   303.00   121.11   297.00   70.90    91.00 14/06/84
   KHI        9927  -661.48  -304.65 1268.84   -90.00     0.00   178.18   354.00  243.00    92.00 10/23/90
   KHI        9926  -632.53  -316.69 1268.97   -30.00   123.00   301.18   117.00  170.70    92.00 23/03/91
   KHI        9925  -461.03  -205.53 1148.68     3.00   302.00   120.11   296.00   88.70    79.03 13/07/77
   KHI        9924  -633.01  -317.02 1268.89   -40.00   123.00   301.18   117.00  177.80    81.00 14/08/90
   KHI        9923  -632.95  -317.03 1268.22   -63.00   123.00   301.18   117.00  300.20    92.00 25/09/91
   KHI        9922  -633.25  -317.22 1269.00   -75.00   124.00   302.18   118.00  310.00    88.00 30/08/90
   KHI        9921  -633.24  -317.19 1269.06   -85.00   122.00   300.18   116.00  308.50    95.00 09/09/91
   KHI        9920  -450.60  -198.81 1150.00     2.00   122.00   300.18   116.00   68.30    89.82 09/11/77


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9919  -633.37  -317.07 1269.00   -90.00     0.00   178.18   354.00  334.70    87.00 22/08/90
   KHI        9918  -454.31  -199.54 1150.00     2.00   181.85    -0.04   175.85   42.90    95.69 25/11/77
   KHI        9917  -624.24  -329.40 1268.94   -24.00   124.00   302.18   118.00  152.90    93.00 13/01/91
   KHI        9916  -625.35  -330.02 1269.17   -45.00   123.00   301.18   117.00  188.70    90.36 30/12/90
   KHI        9915  -624.70  -329.65 1268.32   -51.00   124.00   302.18   118.00  228.00    94.00 29/09/91
   KHI        9914  -459.57  -205.25 1150.00    75.00   300.00   118.11   294.00   89.10    93.20 28/07/80
   KHI        9913  -625.15  -329.95 1269.09   -65.00   121.00   299.18   115.00  291.60    90.00 14/11/90
   KHI        9912  -442.64  -211.51 1148.75     0.00   122.66   300.84   116.66   94.60    83.42 02/11/77
   KHI        9911  -624.90  -329.85 1268.45   -74.00   120.00   298.18   114.00  300.00    93.00 05/09/91
   KHI        9910  -444.43  -211.33 1148.50     1.00   151.00   329.18   145.00   22.40    79.46 29.11.77
   KHI        9909  -624.78  -329.66 1269.16   -90.00     0.00   178.18   354.00  301.50    91.00 01/02/91
   KHI        9908  -625.19  -348.27 1268.27   -31.00   119.00   297.18   113.00  169.50    96.00 22/12/90
   KHI        9907  -625.17  -348.18 1268.40   -42.00   123.00   301.18   117.00  203.10    95.00 17/08/91
   KHI        9906  -453.71  -218.97 1150.00    65.00   302.79   120.90   296.79   67.40    99.60 17/07/80
   KHI        9905  -625.70  -348.58 1268.52   -55.00   119.00   297.18   113.00  204.30    98.00 12/06/91
   KHI        9904  -625.51  -348.43 1268.44   -65.00   121.00   299.18   115.00  288.60    95.00 08/08/91
   KHI        9903  -625.78  -348.56 1268.43   -75.00   125.00   303.18   119.00  233.00    91.00 22/11/90
   KHI        9902  -625.94  -348.68 1268.58   -89.00     0.00   178.18   354.00  340.20    97.00 13/12/90
   KHI        9901  -634.15  -371.93 1268.01   -20.00   123.00   301.18   117.00  179.20    94.00 26/02/91
   KHI        9900  -634.09  -371.91 1268.49   -39.00   123.00   301.18   117.00  172.20    93.00 13/02/91
   KHI        9899  -633.70  -372.19 1268.05   -42.00   125.00   303.18   119.00  159.70    87.00 03/09/92
   KHI        9898  -634.34  -372.07 1268.61   -60.00   123.00   301.18   117.00  208.20    90.00 30/01/91
   KHI        9897  -634.10  -372.47 1267.78   -65.00   120.00   298.18   114.00  220.40    89.00 01/09/93
   KHI        9896  -453.57  -218.66 1148.75     2.00   302.78   120.89   296.78   88.80    85.31 06/07/77
   KHI        9895  -442.27  -213.00 1148.50     2.00    90.00   268.18    84.00   32.10    83.43 11/11/77
   KHI        9894  -634.49  -372.11 1268.67   -76.00   124.00   302.18   118.00  262.00    89.00 23/01/91
   KHI        9893  -444.95  -213.44 1150.00   -80.00   127.50   305.68   121.50   84.80    90.00 21/08/80
   KHI        9892  -634.71  -372.33 1268.68   -90.00     0.00   178.18   354.00  330.00    96.00 13/01/91
   KHI        9891  -624.61  -383.45 1266.99   -16.00   124.00   302.18   118.00  211.10    91.00 11/11/93
   KHI        9890  -454.04  -219.12 1150.00   -62.00   308.00   126.11   302.00  100.10    96.80 10/07/80
   KHI        9889  -624.77  -383.52 1268.00   -35.00   125.00   303.18   119.00  156.20    93.00 26/03/91
   KHI        9888   624.76   383.59 -1267.50  -47.00   126.00   304.18   120.00  219.80    89.00 16/09/93
   KHI        9887  -625.12  -383.78 1268.27   -70.00   124.00   302.18   118.00  239.90    92.00 18/03/91
   KHI        9886  -454.02  -218.90 1141.43    30.00   305.00   123.11   299.00   59.30    93.00 18/06/84
   KHI        9885  -626.44  -384.72 -1267.55  -69.00   118.00   296.18   112.00  300.10    93.00 15/10/93
   KHI        9884  -447.63  -214.96 1143.60    45.00   127.00   305.18   121.00   61.20    70.00 15/12/81
   KHI        9883  -625.28  -383.87 1268.15   -85.00   123.00   301.18   117.00  303.70    96.00 30/05/91
   KHI        9882  -451.10  -216.93 1144.37   -45.00   121.00   299.18   115.00   56.10    89.00 24/07/84
   KHI        9881  -625.30  -383.88 1268.15   -90.00     0.00   178.18   354.00  271.70    93.00 09/03/91
   KHI        9880  -618.27  -398.87 1267.39   -10.00   122.00   300.18   116.00  146.10    94.00 17/07/91
   KHI        9879  -619.15  -398.03 1267.85   -35.00   122.00   300.18   116.00   97.80    97.00 20/04/91


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date     Remarks
   ID          No

   KHI        9878  -619.49  -398.26 1267.98   -65.00   125.00   303.18   119.00  154.00    95.00 11/04/91
   KHI        9877  -619.25  -398.04 1267.20   -74.00   119.00   297.18   113.00  247.10          06/07/91 No recovery indicated
   KHI        9876  -691.40  -336.40 1148.65     0.00   304.00   122.11   298.00  343.40    81.95 05/07/79
   KHI        9875  -619.08  -399.41 1268.03   -84.00    99.00   277.18    93.00  282.90    98.00 06/07/91
   KHI        9874  -619.64  -398.38 1268.09   -90.00     0.00   178.18   354.00   53.30    82.00 01/04/91
   KHI        9873  -611.57  -411.03 1266.89   -51.00    60.00   238.18    54.00  159.30    97.00 18/11/93 NEED COORDINATES
   KHI        9872  -691.60  -337.30 1148.37     0.00   302.60   120.71   296.60   78.00    44.85 09/01/79
   KHI        9871  -469.63  -193.28 1141.94    60.00   304.00   122.11   298.00   65.00    99.00 27-Jun-84
   KHI        9870  -580.80  -223.38 1269.33     0.00   334.00   152.11   328.00   38.10    85.00 10/07/92
   KHI        9869  -579.75  -223.70 1269.33     0.00   359.50   177.61   353.50   44.70    81.00 08/07/92
   KHI        9868  -578.39  -223.47 1268.60     0.00    33.00   211.18    27.00  108.20    91.00 10/04/92
   KHI        9867  -462.05  -188.58 1143.00    45.00   121.35   299.53   115.35   55.60    97.00 20-Oct-80
   KHI        9866  -577.85  -223.16 1268.57     0.00    42.00   220.18    36.00  131.30    84.00 10/04/92
   KHI        9865  -577.00  -222.20 1269.20     1.00    61.00   239.18    55.00  129.20    91.00 26/06/92
   KHI        9864  -577.25  -221.33 1269.17     0.00    75.00   253.18    69.00  102.70    93.30 01/07/92
   KHI        9863  -386.00  -264.12 1148.75    -1.00   301.32   119.43   295.32  140.90    70.00 24,02/77
   KHI        9862  -462.33  -281.08 1220.27   -17.00   304.00   122.11   298.00  130.00    92.00 27/08/93
   KHI        9861  -501.43  -232.39 1220.86   -18.00   306.00   124.11   300.00   80.10    96.00 12/09/93
   KHI        9860  -513.38  -222.18 1222.29   -40.00   301.00   119.11   295.00   90.00    82.00 05/08/93
   KHI        9859  -501.42  -232.33 1221.37   -38.00   306.00   124.11   300.00   60.80    78.00 14/09/93
   KHI        9858  -491.07  -240.14 1220.74   -39.00   306.00   124.11   300.00   80.30    83.00 25/09/93
   KHI        9857  -491.12  -240.15 1220.40   -17.00   303.00   121.11   297.00   81.20    84.00 21/09/93
   KHI        9856  -554.80  -374.88 1143.64   -63.00   120.00   298.18   114.00  136.00    96.00 04/12/86
   KHI        9855  -472.78  -264.03 1222.39   -13.00   306.00   124.11   300.00   60.70    92.00 29/09/93
   KHI        9854  -553.21  -373.08 1143.33   -31.00   125.00   303.18   119.00  116.80    97.00 22/12/86
   KHI        9853  -472.76  -263.99 1220.88   -37.00   305.00   123.11   299.00   60.50    95.00 01/10/93
   KHI        9852  -387.41  -312.35 1144.14   -45.00   359.00   177.11   353.00  106.90    90.00 21/03/86
   KHI        9851  -442.68  -336.75 1141.53    45.00   303.00   121.11   297.00   50.70    87.00 21/01/85
   KHI        9850  -377.40  -293.57 1141.93    63.00   304.00   122.11   298.00   78.40    90.00 26/03/85
   KHI        9849  -540.00  -399.86 1143.72   -90.00     0.00   178.18   354.00  151.50    68.00 20/09/84
   KHI        9848  -462.18  -280.99 1220.77   -55.00   299.00   117.11   293.00  110.30    90.00 04/09/93
   KHI        9847  -462.52  -281.52 1220.79   -42.00   300.00   118.11   294.00   80.40    98.00 31/08/93
   KHI        9846  -513.05  -221.96 1222.20   -56.00   299.00   117.11   293.00   83.60    84.00 13/08/93
   KHI        9845  -512.91  -222.42 1221.77   -20.00   298.00   116.11   292.00   65.00    88.00 29/07/93
   KHI        9844  -563.88  -361.69 1142.23   -45.00   124.00   302.18   118.00  144.00    95.00 09/03/87
   KHI        9843  -539.42  -399.60 1143.49   -44.00   120.00   298.18   114.00  118.50    41.00 21/03/85
   KHI        9842   199.94  -229.83  920.19   -30.50   357.00   175.11   351.00   48.00    83.00 01/08/86
   KHI        9841  -250.09  -243.30  923.93     1.00     0.00   178.18   354.00   70.50    73.00 12/11/1974
   KHI        9840  -555.77  -374.66 1143.82   -90.00     0.00   178.18   354.00  231.70    92.00 31/01/87
   KHI        9839  -237.54  -235.08  923.95     1.00   359.50   177.61   353.50   75.00    79.51 04/11/1974
   KHI        9838  -477.72  -255.33 1221.03   -62.00   304.00   122.11   298.00   50.30    86.00 20/07/93


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9837  -547.86  -387.14 1143.81   -65.00   122.00   300.18   116.00  126.30    79.00 24/09/84
   KHI        9836  -478.37  -255.71 1220.59   -62.00   304.00   122.11   298.00   85.70    85.00 15/07/93
   KHI        9835                                                                 60.50    95.00 01/10/93 NEED COORDINATES
   KHI        9834  -488.20  -293.77 1219.65    -2.00   351.00   169.11   345.00  208.40    97.00 11/06/93
   KHI        9833  -489.29  -292.26 1220.20   -15.00   289.00   107.11   283.00   60.00    92.00 03/07/93
   KHI        9832  -489.36  -292.20 1219.59     1.00   288.00   106.11   282.00   50.00    86.00 25/06/93
   KHI        9831  -489.50  -292.33 1218.43    26.00   289.00   107.11   283.00   50.00    83.00 09/07/93
   KHI        9830  -547.36  -386.79 1143.08   -30.00   122.00   300.18   116.00  132.00    82.00 05/09/84
   KHI        9829  -462.52  -281.23 1220.79   -42.00   300.00   118.11   294.00   80.40    98.00 31/08/93
   KHI        9828  -513.05  -221.96 1222.20   -56.00   299.00   117.11   293.00   83.60    84.00 13/08/93
   KHI        9827  -819.34   -26.12 1124.68   -60.00   139.00   317.18   133.00  170.60    94.00 06/20/87
   KHI        9826  -819.06   -26.58 1124.70   -75.00   119.00   297.18   113.00  225.50    95.00 12/11/88
   KHI        9825  -800.45   -50.57 1124.80   -61.00   122.00   300.18   116.00  220.70    95.00 28/03/86
   KHI        9824  -689.69  -335.91 1148.50   -90.00     0.00   178.18   354.00  413.50    97.00 10-Jul-78
   KHI        9823  -794.57   -64.66 1125.29   -75.00   126.00   304.18   120.00  214.10    91.00 21/09/88
   KHI        9822  -794.11   -64.41 1125.01   -58.00   112.00   290.18   106.00  209.90    94.00 25/04/86
   KHI        9821  -783.57   -75.34 1125.48   -50.00   130.00   308.18   124.00  189.90    69.00 12/09/88
   KHI        9820  -782.45   -74.57 1124.63   -33.00   128.00   306.18   122.00  155.90    96.00 17/01/86
   KHI        9819  -773.63   -85.86 1125.45   -45.00   124.00   302.18   118.00  191.70    94.00 04/09/88
   KHI        9818  -746.85  -104.22 1125.41   -45.00   126.00   304.18   120.00  176.50    94.00 20/08/88
   KHI        9817  -797.80  -105.07 1125.94   -79.00   127.00   305.18   121.00  272.60    98.00 06/05/86
   KHI        9816  -746.88  -104.43 1125.65   -35.00   124.00   302.18   118.00  167.70    96.00 26/04/86
   KHI        9815  -728.25  -110.52 1126.04   -60.00   124.00   302.18   118.00  183.00    89.00 03/08/88
   KHI        9814  -728.33  -110.59 1125.20   -34.00   124.00   302.18   118.00  158.00    94.00 21/07/88
   KHI        9813  -729.30  -110.81 1126.02   -50.00   126.00   304.18   120.00  202.80    97.00 06/09/85
   KHI        9812  -729.31  -111.64 1125.81   -70.00   117.00   295.18   111.00  240.70    97.00 23.09.85
   KHI        9811  -718.79  -122.29 1126.25   -80.00   124.00   302.18   118.00  259.10    44.00 29/04/87
   KHI        9810  -717.52  -121.62 1126.13   -60.00   119.00   297.18   113.00  187.70    92.00 03/11/86
   KHI        9809  -717.45  -121.42 1125.76   -44.00   120.00   298.18   114.00  153.40    92.00 06/07/88
   KHI        9808  -702.99  -129.00 1126.63   -69.00   127.00   305.18   121.00  199.10    96.00 27/11/85
   KHI        9807  -701.12  -128.96 1126.51   -55.00   124.00   302.18   118.00  169.60    91.00 30/05/88
   KHI        9806  -700.77  -128.84 1126.52   -50.00   135.00   313.18   129.00  136.70    88.00 24/01/85
   KHI        9805  -563.57  -361.75 1143.21   -35.00   123.00   301.18   117.00  147.50    91.00 09/01/85
   KHI        9804  -686.71  -137.74 1126.08   -20.00   121.00   299.18   115.00  125.90    87.00 24/05/88
   KHI        9803  -671.38  -146.70 1126.59   -29.00   122.00   300.18   116.00  120.60    94.00 12/05/88
   KHI        9802  -672.76  -146.51 1127.24   -49.00   124.00   302.18   118.00  144.10    93.00 09/07/85
   KHI        9801  -658.94  -155.64 1127.16   -45.00   121.00   299.18   115.00  136.20    85.65 28/04/88
   KHI        9800  -661.23  -157.01 1127.06   -79.00   123.00   301.18   117.00  229.00    93.00 11/04/87
   KHI        9799  -660.65  -174.84 1127.39   -73.00   116.00   294.18   110.00  210.60    86.00 07/01/85
   KHI        9798  -659.33  -174.05 1127.40   -64.00   125.00   303.18   119.00  161.50    87.00 07/04/88
   KHI        9797  -637.79  -177.64 1127.42   -73.00   123.00   301.18   117.00  175.60    86.00 26/03/88


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9796  -637.12  -177.40 1127.41   -37.00   119.00   297.18   113.00   99.70    84.00 30.03.88
   KHI        9795  -606.24  -228.70 1126.86   -90.00     0.00   178.18   354.00  242.80          01/20/88
   KHI        9794  -606.00  -228.53 1126.90   -70.00   136.00   314.18   130.00  203.40    91.00 06/02/88
   KHI        9793  -605.49  -228.25 1126.00    29.00   118.00   296.18   112.00  149.20    95.00 30/01/88
   KHI        9792  -605.56  -228.25 1126.84   -50.00   120.00   298.18   114.00  168.80    95.00 26/01/88
   KHI        9791  -596.62  -240.45 1125.65   -24.00   122.00   300.18   116.00  127.80    94.00 01/03/88
   KHI        9790  -596.98  -240.70 1126.27    55.00   123.00   301.18   117.00  170.30    91.00 27/02/88
   KHI        9789  -469.74  -193.33 1148.54     1.00   303.60   121.71   297.60   75.40    92.00 01/03/78
   KHI        9788  -597.14  -240.88 1126.46   -40.00   124.00   302.18   118.00  122.40    94.00 09/01/86
   KHI        9787  -598.21  -241.61 1126.39   -68.00   124.00   302.18   118.00  266.60    98.00 12/10/85
   KHI        9786  -597.37  -240.94 1126.49   -80.00   123.00   301.18   117.00  300.00    92.00 22/02/88
   KHI        9785  -598.67  -241.85 1126.46   -90.00     0.00   178.18   354.00  353.40    97.00 10/12/85
   KHI        9784  -470.38  -193.76 1142.01    30.00   304.00   122.11   298.00   60.10    95.00 21-Jun-84
   KHI        9783  -468.17  -192.66 1144.76   -45.00   122.00   300.18   116.00   93.00    93.00 18-Aug-84
   KHI        9782  -589.31  -253.45 1126.52   -48.00   125.00   303.18   119.00  247.70    94.00 04/04/86
   KHI        9781  -590.10  -253.96 1126.51   -74.00   123.00   301.18   117.00  291.80    92.00 18/03/86
   KHI        9780  -579.87  -267.00 1125.82   -46.00   122.00   300.18   116.00  192.00    94.00 02/04/85
   KHI        9779  -581.70  -267.77 1125.91    73.00   122.00   300.18   116.00  257.00    91.00 08/03/85
   KHI        9778  -470.43  -194.05 1143.09   -18.00   304.00   122.11   298.00   86.60    97.00 09/01/87
   KHI        9777  -582.51  -284.74 1125.84   -40.00   121.00   299.18   115.00  171.50    97.00 30/08/86
   KHI        9776  -583.21  -285.12 1125.19   -71.00   120.00   298.18   114.00  208.30    96.00 20/08/86
   KHI        9775  -583.57  -284.72 1125.83   -82.00   125.00   303.18   119.00  350.40    96.00 07/08/88
   KHI        9774  -470.01  -193.79 1144.30   -65.00   304.00   122.11   298.00  156.00    86.00 09/02/87
   KHI        9773  -583.69  -285.43 1125.88   -90.00     0.00   178.18   354.00  282.60    91.00 22/04/88
   KHI        9772  -582.10  -302.10 1125.16   -31.00   124.00   302.18   118.00  171.60    95.00 21/12/85
   KHI        9771  -584.06  -303.48 1125.73   -78.00   131.00   309.18   125.00  332.50    88.00 08/08/88
   KHI        9770  -583.09  -302.77 1125.97   -60.00   124.00   302.18   118.00  216.20    94.00 15/07/85
   KHI        9769  -467.49  -191.94 1144.78   -90.00     0.00   178.18   354.00   67.70    92.00 09/07/84
   KHI        9768  -586.81  -305.37 1125.86   -90.00     0.00   178.18   354.00  353.00    91.00 11/06/85
   KHI        9767  -468.30  -192.48 1141.73    61.00   122.00   300.18   116.00   47.40    75.00 19-Mar-85
   KHI        9766  -477.44  -180.56 1148.60     1.00   302.92   121.03   296.92   89.60    91.35 09/03/78
   KHI        9765  -588.44  -323.99 1125.75   -80.00   126.00   304.18   120.00  299.80    82.00 20/09/88
   KHI        9764  -588.07  -323.82 1125.93   -58.00   124.00   302.18   118.00  207.00    96.00 03/11/88
   KHI        9763  -628.60   101.70 1057.26    30.00   300.00   118.11   294.00   10.70    85.00 08/08/91
   KHI        9762  -628.88  -101.52 1058.17     0.00   301.00   119.11   295.00   48.70    84.00 03/08/91
   KHI        9761  -628.98  -102.15 1057.22    30.00   287.00   105.11   281.00   35.20    97.00 07/08/91
   KHI        9760  -629.27   102.04 1058.25     0.00   285.00   103.11   279.00   45.00    75.00 28/07/91
   KHI        9759  -623.45    84.86 1057.52    59.00   303.00   121.11   297.00   24.40    76.00 07/21/91
   KHI        9758  -623.93    84.52 1058.69    29.00   304.00   122.11   298.00   26.50    76.00 07/19/91
   KHI        9757  -623.95    84.56 1059.21     1.00   302.00   120.11   296.00   31.20    87.00 07/18/91
   KHI        9756  -650.22    24.54 1137.90    35.00   250.00    68.11   244.00   14.90    90.00 24/12/91


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9755  -653.09    22.66 1139.29   -11.00   255.00    73.11   249.00  168.00    90.57 12/31/91
   KHI        9754  -652.61    23.20 1139.66   -10.00   270.00    88.11   264.00  134.70    91.00 02/12/91
   KHI        9753  -652.72    23.17 1139.75     0.00   270.00    88.11   264.00   16.00    86.00 18/11/91
   KHI        9752  -653.05    22.59 1139.30     0.00   254.00    72.11   248.00   40.60    93.00 13/11/91
   KHI        9751  -427.96   -76.59  994.55    60.00   301.00   119.11   295.00   55.30    63.00 20/09/84
   KHI        9750  -447.35   -53.80  995.29   -20.00   303.00   121.11   297.00  104.20    86.00 13/09/85
   KHI        9749  -503.49    35.00  995.14    29.00   303.00   121.11   297.00   76.90    65.00 08/10/85
   KHI        9748  -513.70    57.00  994.83   -28.00   302.00   120.11   296.00   70.10    84.00 15/10/85
   KHI        9747  -511.70    58.33  992.73    90.00     0.00   178.18   354.00   93.70    71.00 01/11/85
   KHI        9746  -523.82    75.44  942.19    61.00   308.00   126.11   302.00   64.70    88.00 12/10/84
   KHI        9745  -310.34  -268.80  998.65     1.00   303.00   121.11   297.00   96.00    90.00 19/03/77
   KHI        9744  -290.43  -281.98 1015.98     0.00     1.00   179.18   355.00   62.50    94.00 02/02/84
   KHI        9743  -309.93  -269.22  998.63     2.00   313.20   131.31   307.20  129.30    73.43 17/02/78
   KHI        9742  -308.96  -272.11  998.50     2.00   350.75   168.86   344.75  105.30    71.27 02/02/78
   KHI        9741  -465.96  -173.15 1148.65     1.00   123.50   301.68   117.50   52.60    88.40 13-Mar-78
   KHI        9740  -308.92  -269.14  998.39     0.00   334.70   152.81   328.70  138.60    71.32 20/04/77
   KHI        9739  -475.24  -180.25 1148.45     2.00   335.60   153.71   329.60   68.20    91.58 11-May-78
   KHI        9738  -310.68  -251.09  995.55   -29.00   303.00   121.11   297.00  193.70    90.00 26/11/82
   KHI        9737  -467.01  -175.30 1148.56     1.00    73.17   251.35    67.17   28.60    99.13 26-Jun-78
   KHI        9736  -310.77  -251.13  995.41   -19.00   302.00   120.11   296.00  147.90    91.00 21/10/82
   KHI        9735  -477.89  -180.67 1140.09    60.00   302.00   120.11   296.00   62.00    96.00 15-Jun-84
   KHI        9734  -294.66  -240.63  998.78     0.00   302.20   120.31   296.20  106.00    91.00 18/02/77
   KHI        9733  -478.50  -181.08 1141.30    30.00   302.00   120.11   296.00   55.90    96.00 11-Jun-84
   KHI        9732  -303.09  -228.41  995.91   -26.00   305.50   123.61   299.50  197.50    94.00 07//01/83
   KHI        9731  -474.42  -178.62 1144.34   -90.00     0.00   178.18   354.00   98.10    82.00 17-Jul-84
   KHI        9730  -303.42  -228.39  998.86     0.00   327.00   145.11   321.00  118.80    91.00 04/02/77
   KHI        9729  -466.79  -174.18 1142.15    30.00   123.00   301.18   117.00   60.40    92.00 16-Mar-85
   KHI        9728  -303.33  -228.50  994.95    14.00   306.00   124.11   300.00   87.30    89.00 20/12/82
   KHI        9727  -251.88  -168.00  998.55     2.00   327.90   146.01   321.90  275.50    61.00 02/04/76
   KHI        9726  -475.35  -179.01 1144.24   -45.00   122.00   300.18   116.00   66.70    92.00 24/07/84
   KHI        9725  -317.91  -194.24  998.60     4.00   260.57    78.68   254.57  152.90    68.00 13/04/76
   KHI        9724  -252.91  -164.13  998.60     1.00   307.50   125.61   301.50  184.00    85.00 13/03/76
   KHI        9723  -347.21  -203.20  998.80     0.00   302.90   121.01   296.90   67.90    55.00 16/02/77
   KHI        9722  -357.85  -192.20  998.87     0.00   302.83   120.94   296.83   65.50    68.00 23/02/77
   KHI        9721  -357.36  -192.09  996.45   -29.00   305.00   123.11   299.00  111.60    78.09 09/16/82
   KHI        9720  -564.97  -362.44 1150.00   -59.00   123.70   301.88   117.70  152.80    71.14 05/10/77
   KHI        9719  -355.21  -190.67  997.38    45.00   302.18   120.29   296.18   50.00   100.00 29/04/81
   KHI        9718  -365.30  -179.26  995.86   -30.00   302.00   120.11   296.00  115.10    88.14 08/25/82
   KHI        9717  -357.09  -174.03  996.50    40.00   120.60   298.78   114.60   52.80    60.50 01/04/80
   KHI        9715  -385.89  -264.23 1148.50     1.00   316.42   134.53   310.42  260.50    77.00 05/02/77
   KHI        9714  -365.40  -179.19  999.10     0.00   302.30   120.41   296.30   66.00          04/22/77 NEED RECOVERY


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9713  -356.54  -173.65  998.74     1.00   123.80   301.98   117.80  141.70    73.00 11/05/77
   KHI        9712  -356.22  -174.33  998.72     0.00    90.00   268.18    84.00   28.70    48.60 23/05/77
   KHI        9711  -565.96  -363.40 1143.54   -75.00   123.00   301.18   117.00  168.80    92.00 13/03/87
   KHI        9710  -364.01  -178.42  997.62    45.00   303.90   122.01   297.90   50.00    89.00 21/04/81
   KHI        9709  -373.05  -166.18  998.96     0.00   304.00   122.11   298.00   78.60    71.00 17/05/77
   KHI        9707  -381.32  -153.68  998.67     0.00   303.20   121.31   297.20   75.60    60.12 27/05/77
   KHI        9706  -391.49  -160.47  997.00   -63.50   315.00   133.11   309.00   72.00    95.00 01/12/79
   KHI        9705  -389.46  -141.00  998.70     0.00   303.50   121.61   297.50   89.20    53.40 02/06/77
   KHI        9704  -400.06  -130.11  998.52     1.00   302.50   120.61   296.50   89.20    61.83 12/04/78
   KHI        9703  -377.82  -298.26 1142.06    60.00     0.00   178.18   354.00   81.80    85.00 15/01/86
   KHI        9702  -485.81  -167.57 1148.65     0.00   303.30   121.41   297.30   80.30    90.70 06/03/78
   KHI        9701  -705.34  -311.10 1143.50   -90.00     0.00   178.18   354.00  521.40    95.00 26/05/80
   KHI        9700  -486.20  -168.03 1139.42    60.00   302.00   120.11   296.00   63.00    90.00 09/06/84
   KHI        9699  -486.12  -168.26 1141.35    30.00   302.00   120.11   296.00   63.00    89.00 05/06/84
   KHI        9698  -474.66  -160.41 1148.55     1.00   123.40   301.58   117.40   53.30    93.20 14/03/78
   KHI        9697  -484.40  -167.11 1143.00   -60.00   301.60   119.71   295.60  100.00    95.00 05/09/80
   KHI        9696  -481.82  -147.23 1148.50     0.00   124.00   302.18   118.00   67.40    82.20 08/04/78
   KHI        9695  -494.66  -155.90 1148.50     1.00   303.80   121.91   297.80   75.30    91.63 30/03/78
   KHI        9694  -490.12  -152.94 1144.13   -90.00     0.00   178.18   354.00   44.40    95.00 04/06/84
   KHI        9693  -491.29  -153.70 1141.71    30.00   303.00   121.11   297.00   62.80    98.00 01/06/84
   KHI        9692  -636.96    73.22 1140.99    30.00   302.00   120.11   296.00   88.00    67.00 10/05/85
   KHI        9691  -633.85    75.24 1140.49    90.00     0.00   178.18   354.00  116.30    83.00 05/06/85
   KHI        9690  -636.02    74.09 1140.77    58.00   300.00   118.11   294.00   65.00    73.00  12/0785
   KHI        9689  -634.31    80.96 1148.68     0.00   126.00   304.18   120.00  253.20    91.25 01/09/79
   KHI        9688  -636.03    73.87 1148.70     1.00   232.00    50.11   226.00  147.80    93.30 10/07/79
   KHI        9687  -636.21    74.07 1148.57     0.00   303.00   121.11   297.00  116.50    86.91 12/04/79
   KHI        9686  -625.79    62.68 1140.40    90.00     0.00   178.18   354.00   74.90    89.00 07/05/85
   KHI        9685  -628.47   -61.13 1140.66    59.00   304.00   122.11   298.00   71.20    76.00 19/02/84
   KHI        9684  -628.96   -60.82 1141.24    31.00   301.00   119.11   295.00   86.00    81.00 10/12/84
   KHI        9683  -623.41    64.34 1148.75     0.00   121.48   299.66   115.48   64.80    82.18 17/07/79
   KHI        9682  -628.34    61.31 1148.50     0.00   302.35   120.46   296.35   98.30    75.28 16/03/79
   KHI        9681  -620.33    48.60 1148.50     0.00   303.00   121.11   297.00   82.80    73.67 03/03/79
   KHI        9680  -619.87    48.87 1140.74    64.00   299.00   117.11   293.00   70.80    86.00 04/12/84
   KHI        9679  -621.01    48.05 1140.99    28.00   304.00   122.11   298.00   65.30    81.00 21/11/84
   KHI        9678  -617.77    49.96 1140.58    90.00     0.00   178.18   354.00   77.70    90.00 09/05/85
   KHI        9677  -609.16    37.57 1140.33    90.00     0.00   178.18   354.00   74.60    95.00 18/04/85
   KHI        9676  -611.84    36.07 1140.44    63.00   307.00   125.11   301.00   49.00    88.00 29/11/84
   KHI        9675  -613.50    34.87 1140.55    27.00   307.00   125.11   301.00   57.50    82.00 03/12/84
   KHI        9674  -607.13    39.20 1148.60     0.00   124.90   303.08   118.90  120.30    87.53 03/08/79
   KHI        9673  -613.22    35.24 1148.45     1.00   302.20   120.31   296.20   63.30    77.65 10/01/79
   KHI        9672  -604.71    22.84 1140.70    59.00   302.00   120.11   296.00   53.60    89.00 27/11/84


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9671  -605.59    22.47 1141.20    29.00   299.00   117.11   293.00   42.00    89.50 11/02/84
   KHI        9670  -604.69    22.91 1148.50     0.00   303.00   121.11   297.00   67.60    81.66 21/10/78
   KHI        9669  -529.27    26.47 1148.65     0.00   122.60   300.78   116.60  121.10    85.84 20/08/79
   KHI        9668  -595.12    11.22 1140.37    61.00   300.00   118.11   294.00   59.40    80.00 23/11/84
   KHI        9667  -598.45     9.13 1148.70     1.00   303.80   121.91   297.80   69.00    86.38 01/09/78
   KHI        9666  -596.38   -10.47 1140.95    31.00   300.00   118.11   294.00   58.00    65.00 12/11/84
   KHI        9665  -583.18   -16.76 1141.08    30.00   302.00   120.11   296.00   63.10    86.70 24/08/84
   KHI        9664  -582.34   -16.22 1140.93    60.00   303.00   121.11   297.00   63.10    79.00 28/08/84
   KHI        9663  -580.44   -15.15 1140.80    90.00     0.00   178.18   354.00   87.30    89.00 14/06/85
   KHI        9662  -583.30   -17.05 1142.82   -29.00   302.00   120.11   296.00  115.80    74.00 25/02/87
   KHI        9661  -582.61   -16.14 1148.65    -1.00   302.15   120.26   296.15   85.60    89.00 12/08/78
   KHI        9660  -585.38    -0.81 1139.41    90.00     0.00   178.18   354.00   87.60    88.00 12/04/85
   KHI        9659  -589.66    -3.22 1141.16    60.00   303.00   121.11   297.00   63.30    86.00 23/11/84
   KHI        9658  -590.89    -4.09 1101.09    30.00   303.00   121.11   297.00   77.00    80.00 11/12/1984
   KHI        9657  -583.51     1.03 1148.60     0.00   122.55   300.73   116.55  121.20    87.34 22/08/79
   KHI        9656  -590.17    -3.35 1148.60     1.00   302.65   120.76   296.65   75.00    78.00 24/08/78
   KHI        9655  -590.83    -4.08 1143.17   -39.00   301.00   119.11   295.00  111.60    83.00 24/02/87
   KHI        9654  -573.18   -28.51 1139.68    90.00     0.00   178.18   354.00   80.30    81.00 05/04/85
   KHI        9653  -574.97   -29.78 1140.85    30.00   303.00   121.11   297.00   66.00    60.00 24/08/84
   KHI        9652  -574.39   -29.16 1139.93    60.00   303.00   121.11   297.00   64.10    66.00 30/08/84
   KHI        9651  -574.43   -28.93 1148.55     0.00   303.77   121.88   297.77   61.50    84.00 04/08/1978
   KHI        9650  -567.41   -24.35 1148.70     0.00   121.72   299.90   115.72   64.20    91.12 09/08/1979
   KHI        9649  -565.71   -41.32 1143.59   -31.00   298.00   116.11   292.00  105.10    84.00 16/02/1987
   KHI        9648  -565.79   -14.18 1148.48     3.00   303.07   121.18   297.07   65.00    91.00 28/07/1978
   KHI        9647  -563.48   -39.91 1141.23    90.00     0.00   178.18   354.00   82.80    87.00 30/03/1985
   KHI        9646  -566.34   -42.12 1141.21    31.00   303.00   121.11   297.00   57.20    92.70 15/08/1984
   KHI        9645  -565.79   -41.69 1140.59    60.00   302.00   120.11   296.00   67.70    88.00 20/08/1984
   KHI        9644  -549.84   -66.62 1148.60     1.00   304.78   122.89   298.78   74.30    84.00 24/07/1978
   KHI        9643  -547.98   -65.64 1140.23    90.00     0.00   178.18   354.00   99.70    83.00 26/03/1985
   KHI        9642  -550.01   -66.75 1140.49    60.00   302.00   120.11   296.00   70.70    83.00 31/07/1984
   KHI        9641  -550.41   -67.01 1141.46    30.00   301.00   119.11   295.00   65.00    79.00 04/08/84
   KHI        9640  -542.19   -79.52 1148.50     0.00   302.30   120.41   296.30   70.00    81.00 15/07/78
   KHI        9639  -555.12   -52.41 1141.08    90.00     0.00   178.18   354.00   89.30    89.00 25/03/85
   KHI        9638  -558.76   -54.49 1148.60     1.00   304.90   123.01   298.90   76.00    81.00 22/07/78
   KHI        9637  -558.75   -54.59 1140.16    60.00   303.00   121.11   297.00   61.00    95.00 08/08/84
   KHI        9636  -559.31   -54.88 1141.40    30.00   302.00   120.11   296.00   61.30    88.00 11/08/94
   KHI        9635  -551.10   -49.49 1148.75     0.00   123.70   301.88   117.70   62.00    94.11 02/08/79
   KHI        9634  -534.40   -92.58 1140.68    60.00   302.00   120.11   296.00   66.90    83.00 10/08/84
   KHI        9633  -534.97   -92.92 1141.23    30.00   303.00   121.11   297.00   56.60    89.00 31/07/84
   KHI        9632  -534.60   -92.48 1148.63     0.00   302.00   120.11   296.00   65.30    88.00 13/07/78
   KHI        9631  -526.36  -105.22 1140.29    60.00   302.00   120.11   296.00   77.20    83.00 03/08/84


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9630  -526.91  -105.57 1141.48    30.00   302.00   120.11   296.00   68.10    66.00 10/08/84
   KHI        9629  -527.00  -104.95 1148.50     1.00   302.92   121.03   296.92   70.80    89.00 07/07/78
   KHI        9628  -518.85  -100.10 1148.55     1.00   121.62   299.80   115.62   62.50    93.76 25/07/79
   KHI        9627  -578.20  -117.74 1141.44    30.00   302.00   120.11   296.00   70.70    92.00 03/07/84
   KHI        9626  -517.53  -117.39 1140.99    60.00   302.00   120.11   296.00   76.00    83.00 22/07/84
   KHI        9625  -517.95  -117.36 1148.53     0.00   302.25   120.36   296.25   68.30    88.00 04/07/78
   KHI        9624  -493.32  -120.06 1143.65   -90.00     0.00   178.18   354.00  420.40    99.00 04/05/84
   KHI        9623  -453.73   -93.26 1134.69   -90.00     0.00   178.18   354.00  423.50          06/03/84 No recovery mentionned
   KHI        9622  -494.16  -120.63 1143.65   -59.00   301.00   119.11   295.00  125.50    96.00 25/05/84
   KHI        9621  -509.66  -130.02 1140.48    60.00   302.00   120.11   296.00   75.30    89.80 02/07/84
   KHI        9620  -510.92  -130.83 1141.34    30.00   303.00   121.11   297.00   74.80    91.00 25/06/84
   KHI        9619  -495.02  -119.15 1143.66    60.00   230.00    48.11   224.00   78.10    99.00 30/05/84
   KHI        9618  -497.74  -121.82 1148.60     1.00   122.70   300.88   116.70   58.10    93.89 26/06/78
   KHI        9617  -510.82  -130.19 1148.53     1.00   303.50   121.61   297.50   75.00    88.20 17/06/78
   KHI        9616  -493.04  -119.90 1143.65   -70.00   125.00   303.18   119.00  110.10    92.00 18/05/84
   KHI        9615  -724.42  -285.94 1148.55     1.00   295.20   113.31   289.20   33.10    70.69 02/07/79
   KHI        9614  -503.29  -143.69 1147.00   -45.00   302.85   120.96   296.85  179.10    92.00 08/10/80
   KHI        9613  -721.73  -285.45 1143.50   -90.00     0.00   178.18   354.00  505.20    93.55 05/02/79
   KHI        9612  -502.57  -143.13 1148.50     2.00   303.33   121.44   297.33   78.00    87.69 22/04/78
   KHI        9611  -425.33  -253.87 1148.63     0.00   302.97   121.08   296.97   89.60    87.00 28/01/77
   KHI        9610  -566.59  -363.51 1150.00   -90.00     0.00   178.18   354.00  207.30    93.75 31/08/77
   KHI        9609  -582.85  -337.86 1143.80   -90.00     0.00   178.18   354.00  218.80    73.19 14/09/77
   KHI        9608  -430.24  -239.23 1148.52     0.00   121.70   299.88   115.70   94.00    80.32 05/11/77
   KHI        9607  -419.62  -232.30 1144.48   -90.00     0.00   178.18   354.00  428.70    97.00 31/01/84
   KHI        9606  -444.16  -230.47 1143.00    70.00   300.30   118.41   294.30   70.50    95.60 07/06/80
   KHI        9605  -581.31  -222.67 1269.33     0.00   310.00   128.11   304.00                  08/07/92
   KHI        9604  -435.71  -242.73 1142.07    75.00   303.00   121.11   297.00   65.70    95.00 15/06/84
   KHI        9603  -437.58  -244.00 1143.00    50.00   301.00   119.11   295.00   59.50    96.00 29/05/80
   KHI        9602  -436.92  -243.50 1141.99    30.00   302.00   120.11   296.00   63.80    89.00 20/06/84
   KHI        9601  -581.33  -336.84 1143.77   -40.00   122.00   300.18   116.00  136.70    87.00 12/09/84
   KHI        9600  -381.35  -207.37 1144.68   -90.00     0.00   178.18   354.00  480.00    96.00 12/12/83
   KHI        9599  -657.96  -386.60 1150.00   -90.00     0.00   178.18   354.00  319.00    96.00 20/02/97
   KHI        9598  -445.08  -230.97 1148.80    -2.00   302.20   120.31   296.20   98.30    80.36 25/06/77
   KHI        9597  -469.56  -174.08 1148.75     0.00   164.75   342.93   158.75   20.20    89.36 29-Jun-78
   KHI        9596  -477.72  -180.17 1139.86    90.00     0.00   178.18   354.00  104.00    92.50 08/10/1985
   KHI        9595  -403.99  -115.11  994.45    25.00   304.00   122.11   298.00   64.20    83.00 25/09/1984
   KHI        9594  -387.42  -122.08  998.50     1.00   122.65   300.83   116.65   69.30    92.78 02/05/1978
   KHI        9593  -367.56  -162.62  998.77     0.00   122.37   300.55   116.37   66.90    81.53 07/06/1977
   KHI        9592  -315.95  -192.02  998.85     0.00   214.26    32.37   208.26   54.10    67.00 25/01/1977
   KHI        9591  -237.37  -276.87  998.60     1.00     1.00   179.18   355.00   40.40    90.84 09/09/1977
   KHI        9590  -834.04    -1.10 1123.81     1.00   122.00   300.18   116.00  164.10    89.00 18/11/1987


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9589  -834.39    -1.35 1124.68   -15.00   120.00   298.18   114.00  131.20    97.00 23/01/1989
   KHI        9588  -834.50    -1.39 1125.05   -49.00   122.00   300.18   116.00  138.30    94.00 18/01/1989
   KHI        9587  -834.76    -1.58 1125.37   -76.00   117.00   295.18   111.00  223.50    95.00 11/01/1989
   KHI        9586  -834.29    -1.24 1124.46   -30.00   122.00   300.18   116.00  140.00    85.00 12/11/1987
   KHI        9585  -834.48    -1.50 1125.38   -60.00   118.00   296.18   112.00  156.80    95.00 07/11/1987
   KHI        9584  -550.54  -388.69 1150.00   -90.00     0.00   178.18   354.00  166.30    80.34 10/08/1977
   KHI        9583  -625.46  -437.27 1148.50   -90.00     0.00   178.18   354.00  192.30    99.14 28/11/1977
   KHI        9582  -592.18  -433.82 1143.33   -86.00   121.00   299.18   115.00  214.60    92.00 13/03/1987
   KHI        9581  -540.94  -400.59 1143.63   -70.00   303.00   121.11   297.00   91.40    89.00 27/11/1984
   KHI        9580  -539.19  -398.94 1143.51   -64.00   121.00   299.18   115.00  142.10    88.00 04/04/1987
   KHI        9579  -511.27  -381.66 1143.41   -29.00   125.00   303.18   119.00  100.70    84.00 30/03/1987
   KHI        9578  -387.43  -312.35 1144.20   -29.00     2.00   180.18   356.00   97.00    87.00 15/03/1986
   KHI        9577  -525.45  -395.36 1148.60     1.00     1.25   179.43   355.25   54.10    69.78 16/01/1978
   KHI        9576  -512.87  -386.99 1148.40     2.00   359.00   177.11   353.00   70.70    77.72 25/01/1978
   KHI        9575  -499.91  -379.18 1148.60     2.00     0.37   178.55   354.37   70.00    52.00 03/02/1978
   KHI        9574  -487.31  -370.56 1148.60     2.00     1.00   179.18   355.00   90.90    66.92 14/02/1978
   KHI        9573  -474.76  -362.42 1148.53     0.00     1.27   179.45   355.27   63.80    78.21 20/02/1978
   KHI        9572  -462.02  -353.52 1148.42     0.00   359.77   177.88   353.77   76.60    80.55 27/02/1978
   KHI        9571  -450.42  -346.78 1148.60     1.00   359.00   177.11   353.00   71.30    79.20 06/03/1978
   KHI        9570  -437.71  -339.57 1148.43     0.00   359.77   177.88   353.77   99.30    78.35 13/03/1978
   KHI        9569  -425.15  -330.97 1148.50     2.00     0.00   178.18   354.00   76.00    82.30 20/03/1978
   KHI        9568  -412.19  -322.87 1148.57     1.00     0.42   178.60   354.42   75.30    72.24 24/02/1978
   KHI        9567  -399.78  -313.73 1148.60     2.00     1.65   179.83   355.65   84.30    78.83 16/02/1978
   KHI        9566  -387.72  -306.48 1148.45     2.00   359.27   177.38   353.27   91.90    84.11 09/02/1978
   KHI        9565  -375.79  -299.16 1142.11    30.00     0.00   178.18   354.00  100.30    85.00 18/01/1986
   KHI        9564  -387.40  -312.13 1142.61    31.00     1.00   179.18   355.00   93.00    85.00 17/03/1986
   KHI        9563  -387.38  -311.23 1142.28    61.00   359.30   177.41   353.30   83.10    84.00 07/03/1986
   KHI        9562  -534.53  -414.05 1150.00   -90.00     0.00   178.18   354.00  172.20    92.19 12/08/1977
   KHI        9561  -532.64  -413.02 1143.53   -70.00   123.00   301.18   117.00  160.60    92.00 27/06/1984
   KHI        9560  -531.68  -412.39 1143.55   -35.00   123.00   301.18   117.00  104.60    83.00 12/07/1984
   KHI        9559  -531.24  -412.14 1142.24     1.00   123.00   301.18   117.00  158.60    68.00 17/03/1987
   KHI        9558  -362.70  -297.84 1148.60     1.00   359.70   177.81   353.70  108.30    73.00 22/03/1977
   KHI        9557  -359.45  -294.65 1148.53     1.00   129.33   307.51   123.33   95.20    78.94 14/01/1978
   KHI        9556  -359.68  -301.43 1142.93    25.00   300.00   118.11   294.00  132.10    85.00 29/01/1985
   KHI        9555  -359.52  -301.36 1142.42    49.00   300.00   118.11   294.00  131.30    92.00 08/03/1985
   KHI        9554  -525.45  -427.63 1143.35   -90.00     0.00   178.18   354.00  150.20    60.00 03/08/84
   KHI        9553  -523.24  -424.83 1143.24   -60.00   123.00   301.18   117.00  147.50    76.00 12/06/84
   KHI        9552  -524.62  -426.57 1143.32   -60.00   180.00   358.18   174.00   22.40    84.00 18/08/84
   KHI        9551  -523.05  -424.66 1142.66   -30.00   123.00   301.18   117.00  134.30    79.00 31/05/84
   KHI        9550  -523.13  -424.70 1141.95     0.00   122.00   300.18   116.00  161.40    71.00 07/04/87
   KHI        9549  -350.26  -317.41 1149.00     1.00   357.67   175.78   351.67   85.80    59.40 01/04/77


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9548  -350.33  -309.18 1148.65     1.00   178.35   356.53   172.35   70.00    49.72 07/04/77
   KHI        9547  -346.38  -318.48 1148.45     2.00    35.57   213.75    29.57  243.10    56.93 24/12/77
   KHI        9546  -353.40   315.27 1142.87    26.00   306.00   124.11   300.00  146.50    94.00 05/02/85
   KHI        9545  -353.23  -315.15 1141.93    51.00   305.00   123.11   299.00  123.10    95.00 11/01/85
   KHI        9544  -513.77  -436.70 1142.20   -25.00   123.00   301.18   117.00  174.40    95.00 06/02/87
   KHI        9543  -513.88  -436.80 1142.65   -50.00   123.00   301.18   117.00  172.10    96.00 25/02/87
   KHI        9542  -514.02  -436.91 1143.18   -74.00   122.00   300.18   116.00  174.40    96.00 16/02/87
   KHI        9541  -513.56  -436.46 1141.64    -1.00   123.00   301.18   117.00  182.30    96.00 31/01/87
   KHI        9540  -508.23  -453.51 1143.16   -90.00     0.00   178.18   354.00  200.10    79.00 20/08/84
   KHI        9539  -507.09  -450.26 1142.87   -60.00   123.00   301.18   117.00  197.00    87.00 14/06/84
   KHI        9538  -506.72  -450.00 1142.48   -30.00   126.00   304.18   120.00  190.60    86.00 05/06/84
   KHI        9537  -349.80  -333.70 1144.53   -46.00     2.00   180.18   356.00   93.30    60.00 09/04/86
   KHI        9536  -349.75  -333.87 1144.18   -30.00     2.00   180.18   356.00   88.40    73.00 03/04/86
   KHI        9535  -349.76  -333.78 1142.40    29.00     4.00   182.18   358.00  113.80    72.00 31/03/86
   KHI        9534  -349.88  -332.80 1142.21    60.00   358.00   176.11   352.00   80.10    79.00 28/03/86
   KHI        9533  -362.49  -330.39 1148.53    40.00   358.00   176.11   352.00   96.80    77.00 29/04/86
   KHI        9532  -362.53  -330.46 1148.06    28.00     3.00   181.18   357.00   79.60    69.00 24/04/86
   KHI        9531  -362.48  -330.15 1146.26    27.00    10.00   188.18     4.00   80.80    75.00 19/04/86
   KHI        9530  -362.26  -329.20 1145.92    61.00     6.00   184.18   360.00   95.70    81.00 16/04/86
   KHI        9529  -399.96  -313.95 1143.88   -30.00   358.00   176.11   352.00   93.70    75.00 08/09/83
   KHI        9528  -399.36  -313.07 1143.96   -30.00    31.00   209.18    25.00   95.00    81.70 16/11/83
   KHI        9527  -398.95  -313.66 1143.14     2.00    31.00   209.18    25.00   92.70    76.90 04/11/83
   KHI        9526  -399.73  -312.40 1142.42    30.00    31.00   209.18    25.00   91.10    91.80 28/10/83
   KHI        9525  -400.05  -313.68 1142.38    30.00     4.00   182.18   358.00   84.30    93.00 01/09/83
   KHI        9524  -402.13  -310.33 1142.01    44.00   315.00   133.11   309.00   80.90    91.00 21/09/83
   KHI        9523  -400.04  -313.17 1142.21    45.00     6.00   184.18   360.00  104.80    93.00 26/08/83
   KHI        9522  -400.41  -311.37 1141.99    38.00    45.37   223.55    39.37   84.40    89.00  4/10/83
   KHI        9521  -425.33  -230.95 1144.01   -30.00     0.00   178.18   354.00   87.00    73.00 11/11/83
   KHI        9520  -425.25  -328.97 1142.16    29.00   359.00   177.11   353.00   73.30    94.00 17/09/83
   KHI        9519  -425.27  -328.56 1143.29    45.00   359.00   177.11   353.00   84.30    84.00 08/09/83
   KHI        9518  -450.42  -345.87 1143.93   -27.00     0.00   178.18   354.00   63.40    78.00 12/10/83
   KHI        9517  -450.37  -346.09 1141.57    31.33     0.00   178.18   354.00   56.60    88.00 13/10/83
   KHI        9516  -450.43  -344.91 1141.70    43.00   356.28   174.39   350.28   63.80    88.00 28/09/83
   KHI        9515  -474.54  -361.73 1143.77   -29.28    49.00   227.18    43.00   39.80    79.50 03/11/83
   KHI        9514  -474.72  -361.20 1141.36    31.82   359.18   177.29   353.18   51.80    76.60 20/10/83
   KHI        9513  -474.63  -359.79 1141.46    44.00     5.58   183.76   359.58   48.30    71.00 21/10/83
   KHI        9512  -499.83  -378.50 1143.75   -28.35     0.82   179.00   354.82   31.50    61.90 31/10/83
   KHI        9511  -499.79  -378.62 1141.36    30.00   358.32   176.43   352.32   31.90    84.70 29/10/83
   KHI        9510  -499.87  -377.93 1141.06    47.00   357.40   175.51   351.40   33.70    86.20 25/10/83
   KHI        9509  -468.69  -139.06 1134.63    43.00   304.00   122.11   298.00   84.30    92.00    30786
   KHI        9508  -445.08  -230.97 1148.80    -2.00   302.22   120.33   296.22   98.30    80.36    28301


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9507  -657.96   -386.6 1150.00   -90.00     0.00   178.18   354.00  319.00             28541 Need recovery
   KHI        9506  -467.91  -138.56 1137.95   -90.00     0.00   178.18   354.00  101.80    95.00    30796
   KHI        9505  -383.24  -390.74 1037.99   -45.00   119.00   297.18   113.00  140.10    88.00    31100
   KHI        9504  -389.15  -394.19 1036.34     3.00   299.00   117.11   293.00   18.90    60.00    31076
   KHI        9503  -381.71   -389.8 1037.78   -90.00     0.00   178.18   354.00   93.30    84.00    31106
   KHI        9502  -582.13  -337.25 1143.79   -70.00   122.00   300.18   116.00  220.90    83.00 28/08/84
   KHI        9501  -426.83  -138.63 1137.88   -90.00     0.00   178.18   354.00  417.20    97.00    31178 Need assays
   KHI        9500  -419.62   -232.3 1144.48   -90.00     0.00   178.18   354.00  428.70    97.00    30712
   KHI        9499  -468.32  -138.77 1137.83   -70.00   303.00   121.11   297.00   87.40    94.00    30804
   KHI        9498  -466.15  -137.49 1138.09   -60.00   122.00   300.18   116.00   61.50    94.00    30809
   KHI        9497  -640.53   124.41 1056.52    90.00     0.00   178.18   354.00   92.10    66.00    32003
   KHI        9496  -641.92   123.47 1057.05    45.00   304.00   122.11   298.00   48.20    71.00    31979
   KHI        9495  -642.27  -123.28 1058.74     0.00   303.00   121.11   297.00   67.60    63.00    31965
   KHI        9494  -642.31   123.28 1059.39   -19.00   301.00   119.11   295.00  105.40    68.00    31974
   KHI        9493  -632.29   111.87 1057.35    90.00     0.00   178.18   354.00   74.70    76.00    31978
   KHI        9492  -633.76  -110.98 1057.37    45.00   302.00   120.11   296.00   45.80    51.00    31969
   KHI        9491  -634.25   110.67 1058.42     0.00   304.00   122.11   298.00   43.30    61.00    31960
   KHI        9490  -634.31   110.63 1059.61   -24.00   303.00   121.11   297.00   85.40    64.00    31967
   KHI        9489  -629.56    95.86 1058.51    10.00   304.00   122.11   298.00   49.00    52.00    31937
   KHI        9488  -628.99    96.13 1057.29    45.00   302.00   120.11   296.00   46.90    58.00    31934
   KHI        9487  -627.51    97.17 1058.57    90.00     0.00   178.18   354.00   62.70    69.00    31954
   KHI        9486  -629.61    95.81 1059.05   -19.00   302.00   120.11   296.00   91.20    49.00    31944
   KHI        9478  -620.98    83.29 1058.68     0.00   307.00   125.11   301.00   55.40    27.00    31929
   KHI        9477  -612.42   -71.77 1057.36    90.00     0.00   178.18   354.00   43.00    41.00    31926
   KHI        9476  -612.35   -71.74 1060.66   -90.00     0.00   178.18   354.00   37.90    87.00    31923
   KHI        9475  -612.19   -71.73 1057.52    62.00   301.00   119.11   295.00   29.10    58.00    31919
   KHI        9474   -613.1   -71.32 1058.36     0.00   297.00   115.11   291.00   48.20    37.00    31915
   KHI        9473  -602.43   -59.91 1057.38    90.00     0.00   178.18   354.00   47.30    40.00    31912
   KHI        9472  -607.75   -53.18 1057.48    62.00   306.00   124.11   300.00   35.70    57.00    31909
   KHI        9471  -605.44   -58.23 1059.00     3.00   302.00   120.11   296.00   34.00    37.00 11/05/87
   KHI        9470  -594.87    46.59 1058.10    90.00     0.00   178.18   354.00   25.30    76.00    31904
   KHI        9469  -595.86   -46.27 1058.06    61.00   295.00   113.11   289.00   32.30    70.00 04/05/87
   KHI        9468  -597.68   -45.08 1059.87     1.00   300.00   118.11   294.00   18.30    33.00    31897
   KHI        9467  -589.64    32.86 1059.87     0.00            178.18   354.00   23.70    49.00 25/04/87 Need AZIMUTH
   KHI        9466  -588.39    33.53 1058.66    60.00   298.00   116.11   292.00   18.70    57.00 27/04/87
   KHI        9465  -578.81    21.43 1060.61   -18.00   302.00   120.11   296.00   32.10    45.00 24/04/87
   KHI        9464  -579.05   -21.69 1060.00     0.00   303.00   121.11   297.00   33.50    47.00 21/04/87
   KHI        9463  -810.21    -39.2 -1125.46  -45.00   119.00   297.18   113.00  153.60    92.00 30/09/88 Need XYZ
   KHI        9462  -810.22    -39.2 1124.71   -30.00   131.00   309.18   125.00  145.20    93.00 24/04/86
   KHI        9461  -812.47   -40.53 1125.32   -61.00   124.00   302.18   118.00  252.60    95.00 31/05/86
   KHI        9460  -810.94   -39.64 1124.04   -75.00   125.00   303.18   119.00  242.30    98.00 26/09/88


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9459  -812.74    -40.8 1125.27   -90.00     0.00   178.18   354.00  290.10    95.00 21/05/86
   KHI        9458  -800.32   -50.55 1125.38   -75.00   124.00   302.18   118.00  219.40    99.00 10/10/88
   KHI        9457  -800.07    -50.3 1125.44   -45.00   125.00   303.18   119.00  162.80    97.00 21/10/88
   KHI        9456  -800.71   -50.69 1125.38   -90.00     0.00   178.18   354.00  299.10    93.00 17/04/86
   KHI        9455  -800.33    -50.4 1125.40   -36.00   123.00   301.18   117.00  177.30    94.00 07/04/86
   KHI        9454  -800.45   -50.57 1124.80   -61.00   122.00   300.18   116.00  220.70    95.00 28/03/86
   KHI        9453  -834.91    -1.64 1125.38   -90.00     0.00   178.18   354.00  284.00    96.00 03/11/87
   KHI        9452  -834.76    -1.58 1125.37   -75.00   123.00   301.18   117.00  223.50          12/01/89 Needs recovery and
                                                                                                           from....to
   KHI        9451  -826.52   -13.77 1123.65     2.00   125.00   303.18   119.00  162.80    82.00 21/08/87
   KHI        9450  -468.88   -137.8 1137.88   -70.00   230.00    48.11   224.00  121.60    92.00    30820
   KHI        9449  -827.79   -14.65 1125.32   -90.00     0.00   178.18   354.00  296.20    96.00 20/07/87
   KHI        9448  -827.33   -14.32 1124.96   -59.00   127.00   305.18   121.00  182.60    98.00 25/07/87
   KHI        9447  -826.95   -14.08 1124.45   -13.00   132.00   310.18   126.00  131.00    93.00 02/01/89
   KHI        9446   -826.9   -14.07 1124.53   -30.00   125.00   303.18   119.00   16.00    95.00 13/08/87
   KHI        9445  -827.38   -14.37 1125.11   -75.00   123.00   301.18   117.00  207.10    95.00 19/12/88
   KHI        9444  -465.54  -142.22 1137.76   -60.00    60.00   238.18    54.00   63.60    91.00    30827
   KHI        9443  -826.74   -13.96 1124.75   -42.00   121.00   299.18   115.00  160.20    93.00 24/12/88
   KHI        9442  -819.34   -26.12 1124.68   -60.00   139.00   317.18   133.00  170.60    94.00 20/06/87
   KHI        9441  -819.06   -26.58 1124.70   -75.00   119.00   297.18   113.00  225.50    95.00 12/11/88
   KHI        9440  -818.94   -25.36 1124.55   -29.00   136.00   314.18   130.00  122.90    93.00 11/07/87
   KHI        9439  -819.55   -26.23 1124.72   -90.00     0.00   178.18   354.00  286.70    97.00    31924
   KHI        9438  -818.77   -26.36 1124.62   -45.00   119.00   297.18   113.00  141.90    96.00    32465 Need z coordinate
   KHI        9437  -818.79   -26.35 1124.31   -16.00   124.00   302.18   118.00  133.20    95.00    32472 Need z coordinate
   KHI        9436  -818.53   -26.02 1124.07     1.00   125.00   303.18   119.00  174.80    95.00    32001
   KHI        9435  -793.91   -64.24 1125.29   -45.00   128.00   306.18   122.00  174.40    94.00    32414
   KHI        9434  -793.86   -64.31 1124.51   -29.00   110.00   288.18   104.00  179.40    89.00    31532
   KHI        9433  -784.96   -64.84 1125.33   -90.00     0.00   178.18   354.00  281.00    92.00    31559
   KHI        9432  -784.17   -75.86 1125.33   -80.00   121.00   299.18   115.00  259.40    96.00    31961
   KHI        9431  -782.62   -74.76 1125.51   -59.00   133.00   311.18   127.00  203.70    94.00    31586
   KHI        9430  -774.28   -86.33 1125.60   -79.00   132.00   310.18   126.00  265.60    96.00    31948
   KHI        9429  -773.99   -86.15 1125.58   -60.00   120.00   298.18   114.00  195.00    97.00    31623
   KHI        9428  -773.22    -85.7 1125.72   -28.00   120.00   298.18   114.00  167.80    94.00    31595
   KHI        9427  -755.33   -92.24 1125.56   -50.00            178.18   354.00  196.50             32384 Need azimuth and recovery
   KHI        9426  -758.09   -93.78 1125.90   -90.00     0.00   178.18   354.00  355.50    97.00    31420
   KHI        9425     -755   -91.79 1125.05   -33.00   122.00   300.18   116.00  137.50    96.00    31390
   KHI        9424   -757.6   -93.44 1125.76   -65.00   123.00   301.18   117.00  223.90    96.00    31383
   KHI        9423  -747.05  -104.54 1125.78   -70.00   125.00   303.18   119.00  217.60    88.00    32370
   KHI        9422   -797.8  -105.07 1125.94   -79.00   127.00   305.18   121.00  272.60    98.00    31538
   KHI        9421  -747.04  -104.52 1126.64   -59.00   123.00   301.18   117.00  214.60    93.00    31895 Needs assay
   KHI        9420  -731.68  -112.89 1126.40   -90.00     0.00   178.18   354.00  269.90    96.00    31276
   KHI        9419  -717.19  -121.51 1125.45   -80.00   114.00   292.18   108.00  142.20    93.00    31723


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9418  -703.15  -130.37 1126.42   -90.00     0.00   178.18   354.00  168.50    86.00    31115
   KHI        9417  -687.37  -138.19 1126.88   -60.00   125.00   303.18   119.00  181.00    98.00    31696
   KHI        9416  -686.95  -137.96 1128.26   -32.00   121.00   299.18   115.00  144.00    95.00    31706
   KHI        9415  -689.28  -139.44 1126.91   -79.00   123.00   301.18   117.00  213.10    96.00    31882
   KHI        9414  -687.14  -138.08 1126.78   -50.00   118.00   296.18   112.00  144.60    96.00    32281
   KHI        9413  -673.47  -146.94 1127.11   -75.00   120.00   298.18   114.00  180.70    97.00    31433
   KHI        9412  -671.92  -147.04 1127.04   -60.00   123.00   301.18   117.00  149.30    94.00    32269
   KHI        9411  -675.24  -148.15 1127.18   -90.00     0.00   178.18   354.00  314.20    98.00    31218
   KHI        9410  -659.75  -156.03 1126.89   -69.00   123.00   301.18   117.00  187.40    93.00    32255
   KHI        9409  -659.64  -155.98 1127.04   -30.00   121.00   299.18   115.00  123.00    95.00    31671
   KHI        9408  -660.34  -156.44 1127.03   -60.00   120.00   298.18   114.00  173.40    98.00    31664
   KHI        9407  -662.04  -175.17 1127.37   -90.00     0.00   178.18   354.00  300.10    93.00    31119
   KHI        9406  -660.22  -174.63 1127.26   -50.00   119.00   297.18   113.00  141.00    84.00    31078
   KHI        9405  -657.71  -172.92 1127.61   -30.00   124.00   302.18   118.00  126.20    90.00 12/04/88
   KHI        9404  -638.82  -178.34 1127.64   -90.00     0.00   178.18   354.00  272.80    90.00 04/06/87
   KHI        9403  -636.63  -176.89 1126.37   -30.00   121.00   299.18   115.00   96.00    93.00 09/06/86
   KHI        9402  -637.06  -177.18 1127.38   -60.00   121.00   299.18   115.00  134.70    99.00    31668
   KHI        9401   -628.1   -190.5 1127.40   -30.00   123.00   301.18   117.00  103.50    88.00 15/03/88
   KHI        9400  -628.11  -189.87 1127.09   -54.00   121.00   299.18   115.00  151.30    89.00 12/10/85
   KHI        9399                             -70.00                             165.00    85.00 10/03/88 Collar not surveyed.
                                                                                                           X Y Z to be estimated
                                                                                                           roughly with GCM bh #
   KHI        9398   -631.4  -191.67 1127.38   -90.00     0.00   178.18   354.00  308.50    93.00 26/09/85
   KHI        9397  -619.85  -201.61 1127.12   -35.00   120.00   298.18   114.00  102.70    90.00 08/07/86
   KHI        9396  -620.43  -201.94 1127.21   -60.00   121.00   299.18   115.00  120.00    91.00 01/07/86
   KHI        9395  -620.88   -202.1 1127.26   -90.00     0.00   178.18   354.00  240.30    95.00 23/06/86
   KHI        9394  -621.09  -202.51 1127.16   -72.00   116.00   294.18   110.00  167.00    82.00 21/03/88
   KHI        9393  -621.77  -220.94 1127.04   -90.00     0.00   178.18   354.00  266.40    93.00 06/08/85
   KHI        9392  -621.62  -221.99 1126.68   -45.00   124.00   302.18   118.00  146.50    65.00 27/12/84
   KHI        9391  -622.24  -222.36 1126.44   -70.00   121.00   299.18   115.00  161.10    82.00 14/01/85
   KHI        9390  -617.43  -219.29 1125.34     9.00   122.00   300.18   116.00  124.10    69.00 04/05/85
   KHI        9389   842.59  -472.43 1181.00     5.00    31.52   209.70    25.52   50.00    95.00 03/12/82
   KHI        9388   905.21  -454.24 1193.91     1.00     4.67   182.85   358.67   90.30    95.00 14/12/82
   KHI        9387  -290.47  -281.71 1016.70   -30.00     3.00   181.18   357.00   65.00    93.00 06/02/84
   KHI        9386   972.33   -452.5 1194.90     1.00    39.95   218.13    33.95  140.00    91.00 30/12/82
   KHI        9385   970.77  -453.07 1194.85     3.00     4.42   182.60   358.42  125.00    94.00 08/01/83
   KHI        9384  -262.91  -280.19 1016.49   -29.25   359.02   177.13   353.02   49.50    80.00 24/01/84
   KHI        9383  -262.92  -280.23 1015.61     0.92   358.52   176.63   352.52   49.60    88.00 21/01/84
   KHI        9382  -276.99  -284.27 1015.46     1.00     1.00   179.18   355.00   43.00    83.00 26/01/84
   KHI        9381  -277.04  -284.17 1016.44   -30.00     0.00   178.18   354.00   50.00    79.00 28/01/84
   KHI        9380   -578.2    21.88 1058.53    59.00   305.00   123.11   299.00   19.30    51.00    31889
   KHI        9379  -387.31  -386.74 1047.94     2.00   302.00   120.11   296.00  123.70    64.00    31196 Need assays
   KHI        9378  -567.87   -10.62 1060.54     2.00   312.00   130.11   306.00   33.30    63.00    31885


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9377  -566.62   -11.85 1059.05    63.00   314.00   132.11   308.00   25.60    81.00    31890 Need assay
   KHI        9376  -565.77   -12.98 1057.52    75.00   122.00   300.18   116.00   50.50    72.00    31865
   KHI        9375  -557.47    -0.43 1060.35     2.00   301.00   119.11   295.00   41.00    48.00    31884
   KHI        9374  -556.35    -1.12 1058.93    62.00   288.00   106.11   282.00   26.50    81.00    31887 Need assay
   KHI        9373  -545.61    -10.4 1060.64     0.00   308.00   126.11   302.00   47.90    73.00    31870 Need assay
   KHI        9372  -545.35   -10.59 1059.34    44.00   309.00   127.11   303.00   38.20    73.00    31873
   KHI        9371  -544.18    -9.41 1060.32    90.00     0.00   178.18   354.00   52.90    77.00    31881 Need assay
   KHI        9370  -532.72   -19.64 1060.98     0.00   303.00   121.11   297.00   45.60    68.00    31650
   KHI        9369  -531.88    -19.2 1059.40    60.00   303.00   121.11   297.00   45.00    74.00    31653
   KHI        9368  -527.93   -34.45 1061.00     0.00   304.00   122.11   298.00   47.00    80.00    31645
   KHI        9367  -527.42   -34.02 1058.21    59.00   299.00   117.11   293.00   40.20    72.00    31638
   KHI        9366  -526.07   -33.21 1058.95    90.00     0.00   178.18   354.00   60.90    77.00    31644 Need azimuth
   KHI        9365  -523.66   -49.57 1061.03     2.00   302.00   120.11   296.00   36.20    83.00    31629
   KHI        9364   -521.7   -48.17 1059.17    90.00     0.00   178.18   354.00   45.00    87.00    31631 Need azimuth
   KHI        9363  -520.59   -65.44 1062.36     1.00   304.00   122.11   298.00   48.40    76.00    31636
   KHI        9362  -518.45   -63.96 1060.08    60.00   115.00   293.18   109.00   63.50    81.00    31694
   KHI        9361  -520.62   -65.44 1062.20   -29.00   305.00   123.11   299.00   72.90    64.00    31643
   KHI        9360  -519.05   -64.29 1060.08    90.00     0.00   178.18   354.00   62.50    80.00    31663
   KHI        9359  -515.99   -80.43 1061.18    30.00   300.00   118.11   294.00   53.20    76.00    31661
   KHI        9358  -516.52   -80.57 1062.98   -29.00   297.00   115.11   291.00   74.80    70.00    31659
   KHI        9357  -515.33   -81.61 1062.31     0.00   303.00   121.11   297.00   42.90    80.00    31475
   KHI        9356  -441.68  -174.95 1064.03     0.00   125.00   303.18   119.00   40.80    81.00    31685
   KHI        9355  -442.58  -173.21 1063.94     2.00   154.00   332.18   148.00   30.50    92.00    31686
   KHI        9354  -440.51  -176.68 1063.97     1.00    91.00   269.18    85.00   34.30    72.00    31688
   KHI        9353  -441.88  -175.08 1062.54    30.00   125.00   303.18   119.00   33.30    76.00    31696
   KHI        9352  -441.68     -175 1064.43   -30.00   122.00   300.18   116.00   20.00    98.00    31698
   KHI        9351  -441.68     -175 1064.43   -90.00     0.00   178.18   354.00   21.00    75.00    31700
   KHI        9350  -510.07   -94.27 1060.84    40.00   304.00   122.11   298.00   34.20    90.00    31456
   KHI        9349  -516.24   -95.02 1062.17     2.00   303.00   121.11   297.00   46.30    77.00    31456
   KHI        9348  -453.94   -165.2 1063.40     0.00   306.00   124.11   300.00   60.40    83.00    31472
   KHI        9347  -499.06  -105.07 1060.79    90.00     0.00   178.18   354.00   64.00    70.00    31667
   KHI        9346  -501.42   -106.5 1061.24    39.00   303.00   121.11   297.00   41.50    87.00    31453
   KHI        9345  -502.19  -107.04 1062.52     1.00   304.00   122.11   298.00   49.50    79.00    31451
   KHI        9344  -462.92  -153.06 1063.46     0.00   304.00   122.11   298.00   50.00    90.00    31469
   KHI        9343   -490.8  -119.83 1061.69    90.00     0.00   178.18   354.00   59.10    77.00    31672
   KHI        9342  -492.24  -118.42 1061.66    60.00   303.00   121.11   297.00   39.50    87.00    31449
   KHI        9341   -492.8  -118.81 1062.53     0.00   305.00   123.11   299.00   47.80    81.00    31448
   KHI        9340  -492.27   -118.5 1061.69    34.00   303.00   121.11   297.00   41.80    88.00    31666
   KHI        9339   -471.6  -140.88 1063.16     0.00   305.00   123.11   299.00   50.80    87.00    31464
   KHI        9338  -471.07  -140.54 1061.39    58.00   308.00   126.11   302.00   38.80    87.00    31465
   KHI        9337  -478.94  -127.75 1061.32    90.00     0.00   178.18   354.00   60.70    85.00    31674


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9336  -480.55  -128.71 1063.58   -28.00   302.00   120.11   296.00   95.90    82.00    31682
   KHI        9335  -480.42  -128.67 1061.27    47.00   304.00   122.11   298.00   38.00    95.00    31462
   KHI        9334  -480.54   -128.8 1063.06     2.00   305.00   123.11   299.00   47.40    84.00    31460
   KHI        9333  -340.26  -340.01 1117.71   -90.00     0.00   178.18   354.00   10.00    64.00    32474
   KHI        9332  -339.62  -359.65 1117.04     0.00   116.00   294.18   110.00  134.90    80.00    32462
   KHI        9331  -339.67  -359.71 -1117.80  -35.00   115.00   293.18   109.00  110.00    92.00    32483
   KHI        9330  -317.57  -341.55 1050.00    10.00   124.00   302.18   118.00  104.60    79.00    31209
   KHI        9329  -340.05  -359.89 1117.72   -61.00   117.00   295.18   111.00  100.40    83.00    32472
   KHI        9328   -331.6  -372.42 1116.93   -45.00   120.00   298.18   114.00  147.70   100.00    32425
   KHI        9327   -331.4  -372.19 1115.96     0.00   122.00   300.18   116.00  147.00    68.00    32437
   KHI        9326  -332.51  -372.27 1117.70   -90.00     0.00   178.18   354.00  135.50    96.00    32506
   KHI        9325  -332.51  -372.27 1113.95    90.00     0.00   178.18   354.00   68.70    72.00    32514
   KHI        9324  -435.27  -172.62 1050.09    44.00   306.00   124.11   300.00   57.10    81.00    31208
   KHI        9323  -435.13  -172.32 1047.19    44.00   304.00   122.11   298.00   41.10    69.00    31192
   KHI        9322  -435.32  -172.54 1048.63     1.00   299.00   117.11   293.00   45.90    60.00    31190
   KHI        9321  -428.35   -184.6 1048.63     0.00   302.00   120.11   296.00   52.80    70.00    31241
   KHI        9320  -427.89  -184.39 1046.69    52.00   310.00   128.11   304.00   49.10    64.00    31250
   KHI        9319  -427.74  -184.27 1050.17   -66.00   299.00   117.11   293.00   18.30    75.00    31259
   KHI        9318  -414.79   -192.2 1049.62   -42.00   123.00   301.18   117.00   31.60    53.00    31238
   KHI        9317  -414.36  -191.83 1048.55     2.00   124.00   302.18   118.00   46.20    47.00    31223
   KHI        9316  -423.91  -198.62 1048.90     1.00   304.00   122.11   298.00   46.80    64.00    31212
   KHI        9315  -413.09  -208.89 1048.94     2.00   303.00   121.11   297.00   49.80    79.00    31202
   KHI        9314  -407.53  -205.25 1049.16     2.00   124.00   302.18   118.00   47.80    59.00    31182
   KHI        9313  -400.05  -218.33 1049.25     0.00   125.00   303.18   119.00   23.30    70.00    31224
   KHI        9312  -404.97  -221.51 1050.12   -32.00   304.00   122.11   298.00   80.80    80.00    31220
   KHI        9311  -303.67  -301.76 1050.31     1.00   109.00   287.18   103.00   42.50    67.00    31696
   KHI        9310  -306.32  -305.55 1050.46     0.00     9.00   187.18     3.00   31.50    79.00    31689
   KHI        9309  -305.93   -305.8 1051.77   -56.00     6.00   184.18   360.00   58.50    64.00    31706
   KHI        9308  -304.85   -305.1 1050.31     0.00    36.00   214.18    30.00   42.10    68.00    31693
   KHI        9307  -304.32  -306.22 1051.71   -49.00    21.00   199.18    15.00   60.30    74.00    31713
   KHI        9306  -303.93  -301.93 -1051.36  -62.00   256.00    74.11   250.00   39.70    75.00    31717 Az. is doubtful, might
                                                                                                           be 104,0
   KHI        9305  -317.65  -341.68 1050.96   -41.00   122.00   300.18   116.00   89.10    69.00    31234
   KHI        9304  -487.30   135.25  923.65     1.00   277.48    95.59   271.48  113.60    89.00 09/09/75
   KHI        9303  -486.89   135.37  922.58    35.00   302.25   120.36   296.25   68.50    83.00 20/10/75
   KHI        9302  -487.02    135.3  924.70   -40.00   302.15   120.26   296.15  211.20    86.00 16/03/76
   KHI        9301  -487.22   135.53  923.74     1.00   359.00   177.11   353.00   88.20    94.00 23/07/75
   KHI        9300  -473.47   126.82  924.15     0.00   122.80   300.98   116.80   99.00    80.00 25/12/75
   KHI        9299  -479.97   121.91  922.75    35.00   303.28   121.39   297.28   92.00    88.00 20/12/75
   KHI        9298  -480.19   121.77  923.64     1.00   303.40   121.51   297.40   91.80    91.00 01/08/75
   KHI        9297                                                                  9.50    82.00 26/07/82 Completely barren,
                                                                                                           position not surveyed
   KHI        9296  -471.54   109.59  922.70    35.00   304.40   122.51   298.40   70.70    73.00 04/10/75


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9295  -465.34   113.63  924.00     0.00   123.70   301.88   117.70  100.30    67.00 05/02/76
   KHI        9294  -471.98   109.34  923.50     1.00   302.80   120.91   296.80   87.60    87.00 12/08/75
   KHI        9293  -463.69   -96.76  918.40    20.00   303.00   121.11   297.00   67.10    89.00 05/07/83
   KHI        9292  -463.91    -96.6  919.23   -10.00   304.00   122.11   298.00   52.40    75.00 09/07/83
   KHI        9291  -463.85    96.63  919.30   -19.00   303.00   121.11   297.00   60.30    57.46
   KHI        9290  -463.52    97.09  925.00    41.00   303.66   121.77   297.66   69.20    83.00
   KHI        9289  -463.81    96.71 -918.36     1.00   302.33   120.44   296.33   86.70    80.00
   KHI        9288  -457.47   101.02  925.00     2.00   303.00   121.11   297.00   94.60    71.00
   KHI        9287  -455.42    84.21  919.57   -21.00   302.00   120.11   296.00   51.80    81.00
   KHI        9286  -455.36    84.23  919.08   -19.00   304.00   122.11   298.00   98.30    80.00
   KHI        9285  -454.84     84.8  918.03    18.00   310.00   128.11   304.00   59.60    85.30
   KHI        9284  -455.31    84.49  925.00    41.00   304.85   122.96   298.85   73.50    79.00
   KHI        9283  -455.26    84.53  925.00   -34.00   303.60   121.71   297.60  192.80    78.00
   KHI        9282  -449.32    88.39  925.00     1.00   302.66   120.77   296.66   93.50    79.00
   KHI        9281  -455.39    84.23  925.00    -1.00   303.88   121.99   297.88  139.90    91.00
   KHI        9280  -447.43    71.79  918.26    21.00   303.00   121.11   297.00   80.20    88.00
   KHI        9279   -447.6    71.68  919.01    -9.00   302.00   120.11   296.00   92.80    70.00
   KHI        9278  -447.62    72.68  919.05   -20.00   302.82   120.93   296.82  101.00    82.20
   KHI        9277  -447.33     71.8  925.00    41.00   304.25   122.36   298.25   78.30    80.00
   KHI        9276  -447.41    71.77  925.00     1.00   303.73   121.84   297.73  126.20    68.00
   KHI        9275  -441.19    75.79  925.00     1.00   303.33   121.44   297.33   98.10    82.00
   KHI        9274  -439.66    58.84  918.96   -20.00   302.00   120.11   296.00  107.90    83.00
   KHI        9273  -439.18    59.18  925.00    40.00   302.50   120.61   296.50   74.10    81.00
   KHI        9272  -439.46    -58.9  925.00   -35.00   304.00   122.11   298.00  225.60    81.00
   KHI        9271  -439.33    58.81  918.75   -10.00   302.00   120.11   296.00   87.80    83.00
   KHI        9270  -439.26    59.04  918.01    16.00   303.00   121.11   297.00   78.80    86.00
   KHI        9269   -430.3    64.89  925.00     1.00   302.66   120.77   296.66  101.80    81.00
   KHI        9268  -439.68    58.88  925.00     0.00   302.33   120.44   296.33   95.50    60.00
   KHI        9267                                                                                          Missing
   KHI        9266  -430.37    46.94  918.77   -20.00   302.60   120.71   296.60  105.30    82.00
   KHI        9265  -430.94    46.52  925.00    30.00   303.60   121.71   297.60   91.30    82.00
   KHI        9264  -422.21    52.35  925.00     1.00   302.50   120.61   296.50   99.40    91.00
   KHI        9263  -430.41    47.12  918.90   -11.00   303.00   121.11   297.00   88.80    93.00    30411
   KHI        9262  -429.07    47.72  923.75     0.00   303.35   121.46   297.35  100.50    63.00 21/04/75
   KHI        9261  -430.89    56.79  923.70     1.00   212.67    30.78   206.67  109.30    94.00 18/04/75
   KHI        9260  -423.89    33.36  919.45   -30.00   301.00   119.11   295.00  133.90    75.00 13/07/82
   KHI        9259  -424.06    33.25  918.47   -14.00   302.00   120.11   296.00  107.50    84.00 29/01/83
   KHI        9258  -424.02    32.88  918.47     0.00   302.00   120.11   296.00  114.50    71.00    30929 Need assays
   KHI        9257  -424.21    33.13  918.36     0.00   303.00   121.11   297.00   63.80    85.00    30836 Need assays
   KHI        9256   -424.1    33.25  918.42    14.00   302.00   120.11   296.00   80.30    84.70    30408
   KHI        9255  -423.83     33.4  922.63    25.00   302.20   120.31   296.20   96.00    89.00    27737


Project     B'hole    x        y        z       Incl.   Az Nmag  Az Nmine Az Ntrue EoH   Recovery  Date    Remarks
   ID          No

   KHI        9254   -423.4    33.64  918.09    45.00   301.00   119.11   295.00   70.60    90.00 20/01/1983
   KHI        9253  -422.66    33.96  923.80     1.00   303.40   121.51   297.40  101.50    71.00 17/04/1975
   KHI        9252  -415.78    20.58  918.00    30.00   304.00   122.11   298.00   89.80    89.00 15/03/1984
   KHI        9251  -415.67    20.67  919.66   -30.00   305.00   123.11   299.00  143.40    87.00 30/03/1984
   KHI        9250   -415.2    20.95  924.75   -35.00   301.50   119.61   295.50  221.00    82.00 19/06/1975
   KHI        5000  -224.36  -102.83 1166.00    60.00                              16.50    83.00 09/09/1975 Sterile
   KHI        4999     -226  -103.74 1166.00    68.00                              15.00    76.00 11/09/1975 Sterile
   KHI        4998  -611.73  -410.93 1266.51   -30.00   115.00   293.18   109.00                             First sheet missing
   KHI        4997  -631.16   112.65 1058.53     0.00   123.00   301.18   117.00   33.00    83.00            Sterile
   KHI        4996  -636.96    73.22 1140.99    30.00   302.00   120.11   296.00   88.00    67.00 10/05/1985
   KHI        4995  -475.35  -179.01 1144.24   -45.00   122.00   300.18   116.00   66.70    92.00 24/07/1984
   KHI        4994  -454.04  -219.12 1150.00   -62.00            307.83           100.10    96.80 10/07/198 Sterile, Az. is doubtful
   KHI        4993  -453.71  -218.97 1150.00    65.00            302.80            67.40    99.60           Az. is doubtful
   KHI        4992  -570.05  -348.83 1143.27   -40.00   125.00   303.18   119.00  201.40    96.00 04/12/1986
   KHI        4991  -375.63  -299.25 1143.67   -44.00   177.00   355.18   171.00  115.40    76.00 31/01/1986
   KHI        4990  -350.33  -309.18 1150.00     1.00            178.35            70.00    49.72 07/04/197 Az. is doubtful
   KHI        4989  -534.53  -414.05 1150.00   -90.00              0.00           172.20    92.19 12/08/1977
   KHI        4988   -375.2  -298.84 1150.00     1.00     0.20   178.38   354.20   94.60    82.19 28/01/1978
   KHI        4987  -440.41   -57.02  995.09   -16.00   301.00   119.11   295.00   93.10    83.67 05/10/1984 Sterile
   KHI        4986  -456.05   -41.67  994.83   -21.00   306.00   124.11   300.00   95.60    83.00 02/10/1984
   KHI        4985  -553.58       87  994.57   -24.00   304.00   122.11   298.00   76.30    75.00 22/10/1985
   KHI        4984  -471.44   -15.69  995.00   -28.00   300.00   118.11   294.00   50.00    52.00 04/10/1984 Sterile
   KHI        4983  -487.02     8.19  994.96   -29.00   302.00   120.11   296.00  122.80    70.00 09/09/1985
   KHI        4982  -495.45    22.35  995.26   -29.00   302.00   120.11   296.00   89.20    82.00 25/09/1985 Sterile
   KHI        4981  -511.52    47.75  995.20   -41.00   304.00   122.11   298.00   70.10    69.00 10/10/1985 Sterile
   KHI        4980  -528.52    72.45  994.72   -17.00   302.00   120.11   296.00   74.30    63.00 19/10/1985
   KHI        4979  -415.36  -104.57  995.90   -23.00   309.00   127.11   303.00  108.70    87.00 08/08/1985
   KHI        4978  -412.01  -102.24 1000.00   -59.00   307.00   125.11   301.00  109.30    87.79 26/04/1980 Sterile
   KHI        4977   -407.8  -117.37  995.89   -21.00   307.00   125.11   301.00  118.60    78.00 30/07/1985
   KHI        4976  -399.73  -129.79  996.25   -45.00   303.00   121.11   297.00   97.30    72.00 17/07/1985 Sterile
   KHI        4975  -369.09  -127.93 1000.00   -65.00   301.00   119.11   295.00  102.00    84.26 16/05/1980 Sterile
   KHI        4974  -391.49  -160.47 1000.00   -63.50   302.00   120.11   296.00   72.00    94.93 01/12/197 Assays missing
   KHI        4973   -365.3  -179.26  995.86   -30.00   302.00   120.11   296.00  115.10    88.14 25/08/1982
   KHI        4972  -357.09  -174.03  996.80    40.00                              52.80    60.50 01/04/1980
   KHI        4971  -658.28  -155.09 1126.11     0.00   123.00   301.18   117.00  135.10    61.00 28/03/1987
   KHI        4970  -512.67  -222.38 1121.38     2.00   303.00   121.11   297.00
   KHI        4969  -504.13  -142.86 1230.29     0.00   270.00    88.11   264.00                             Sterile
   KHI        4968  -527.92    72.87  994.70   -33.00   305.00   123.11   299.00   73.60    77.00 24/10/1985


                                B2 Assay results


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9999    28375      0.00      4.00     0.04      0.43      0.00     0.70      0.70      1.25
   KHI          9999    28376      4.00      8.00     0.01      0.22      0.00     0.53      1.32      2.93
   KHI          9999    28377      8.00     10.50     0.02      0.66      0.00     0.33      1.70      2.65
   KHI          9999    28378     10.50     14.00     0.04      0.71      0.00     0.33      0.63      1.39
   KHI          9999    28379     14.00     17.50     0.02      1.58      0.00     0.33      0.89      2.23
   KHI          9999    28380     17.50     19.00     0.03      0.19      0.00     0.43      0.16      1.12
   KHI          9999    28381     19.00     22.50     0.06      0.50      0.00     0.33      0.20      1.39
   KHI          9999    28382     22.50     26.50     0.02      1.71      0.00     0.33      1.79      3.07
   KHI          9999    28383     26.50     30.00     0.00      1.48      0.00     0.23      1.55      4.60
   KHI          9999    28384     30.00     33.00     0.01      1.49      0.00     0.33      1.59      3.76
   KHI          9999    28385     33.00     37.00     0.04      1.84      0.00     0.23      1.42      3.90
   KHI          9999    28386     37.00     42.00     0.03      1.71      0.00     0.33      0.91      4.18
   KHI          9999    28387     42.00     46.50     0.00      0.83      0.00     0.13      0.48      4.18
   KHI          9999    28388     46.50     49.00     0.04      1.72      0.00     0.23      0.57      3.07
   KHI          9999    28389     49.00     51.50     0.06      1.45      0.00     0.43      0.57      4.75
   KHI          9999    28390     51.50     54.00     0.02      0.08      0.00     0.13      0.23      1.53
   KHI          9999    28391     54.00     58.00     0.01      0.33      0.00     0.43      0.19      3.76
   KHI          9999    28392     58.00     61.50     0.01      0.69      0.00     0.13      0.47      3.35
   KHI          9999    28393     61.50     66.00     0.04      0.60      0.00     0.23      0.48      3.07
   KHI          9999    28394     66.00     69.50     0.02      0.23      0.00     0.23      0.53      4.75
   KHI          9999    28395     69.50     73.50     0.02      0.14      0.00     0.23      0.14      1.39
   KHI          9999    28396     73.50     77.00     0.02      0.08      0.00     0.23      0.16      1.25
   KHI          9999    28397     77.00     81.00     0.04      0.09      0.00     0.13      0.23      1.25
   KHI          9999    28398     81.00     82.90     0.04      0.81      0.00     0.13      0.80      3.48
   KHI          9999    28399     82.90     87.50     0.07      0.17      0.00     0.03      0.16      1.25
   KHI          9998    40055     49.20     50.80     0.02      1.94      0.03     0.21      2.08      3.56
   KHI          9998    40056     50.80     53.80     0.01      1.41      0.04     0.16      1.39      1.28
   KHI          9998    40057     53.80     56.80     0.08      1.05      0.04     0.17      1.23      1.64
   KHI          9998    40058     60.30     62.00     0.01      1.91      0.03     0.16      1.82      2.04
   KHI          9998    40059     63.10     64.80     0.03      1.27      0.03     0.14      1.55      2.24
   KHI          9998    40060     65.80     68.60     0.04      0.76      0.05     0.26      1.02      1.52
   KHI          9998    40061     68.60     71.40     0.01      4.52      0.03     0.15      5.74      3.60
   KHI          9998    40062     71.40     74.20     0.01      2.64      0.05     0.12      2.46      3.24
   KHI          9998    40063     74.20     77.00     0.02      2.44      0.04     0.19      1.36      1.72
   KHI          9998    40064    168.80    169.30     0.05      1.10      0.05     0.15      1.50      0.92
   KHI          9997    39889     89.40     90.40               0.60      0.01     1.28      3.92      3.68
   KHI          9997    39890     93.40     96.30               0.54      0.02     0.10      0.55      1.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9997    39891     96.30     99.80     0.06      2.41      0.01     2.68      2.30      2.81
   KHI          9997    39892     99.80    103.50               0.90      0.04     0.05      0.55      1.00
   KHI          9997    39893    103.50    108.70     0.16      1.76      0.03     0.05      1.84      2.13
   KHI          9997    39894    108.70    112.30               0.30      0.02     0.05      0.27      0.90
   KHI          9997    39895    112.30    115.30     0.70      1.40      0.01     0.17      1.84      2.80
   KHI          9997    39896    115.30    118.80               2.10      0.01     0.06      2.06      3.57
   KHI          9997    39897    118.80    121.70               0.27      0.01     0.05      0.27      3.57
   KHI          9997    39898    121.70    124.80               1.36      0.01     0.05      1.29      3.02
   KHI          9997    39899    124.80    128.30               1.47      0.01     0.05      1.58      2.80
   KHI          9997    39900    128.30    131.80     0.16      1.35      0.01     0.05      1.32      2.65
   KHI          9997    39901    131.80    136.00               2.30      0.01     0.05      2.35      3.66
   KHI          9997    39902    136.00    139.20     0.07      0.50      0.01     0.05      0.46      1.87
   KHI          9997    39903    139.20    143.50               1.67      0.02     0.05      1.17      2.84
   KHI          9997    39904    143.50    145.90               2.41      0.01     0.08      2.16      4.60
   KHI          9997    39905    145.90    150.10               0.17      0.01     0.05      0.13      2.43
   KHI          9997    39906    150.10    152.80               0.27      0.03     0.05      0.33      3.27
   KHI          9997    39907    152.80    156.70     0.18      1.82      0.02     0.05      1.10      2.74
   KHI          9997    39908    156.70    160.70     0.18      0.56      0.03     0.05      0.48      2.40
   KHI          9997    39909    160.70    164.40               0.10      0.01     0.05      0.10      1.39
   KHI          9997    39910    164.40    167.00               0.56      0.01     0.05      0.51      2.54
   KHI          9997    39911    167.00    171.00               1.09      0.02     0.05      1.05      3.15
   KHI          9997    39912    171.00    174.00     0.08      0.76      0.17     0.05      0.70      2.67
   KHI          9997    39913    174.00    177.60     0.06      0.46      0.04     0.05      0.55      2.28
   KHI          9997    39914    177.60    180.40               1.10      0.05     0.05      0.85      3.44
   KHI          9997    39915    180.40    183.60               1.54      0.03     0.05      1.67      3.57
   KHI          9997    39916    183.60    187.50               0.22      0.05     0.06      0.34      3.57
   KHI          9997    39917    187.50    190.90               0.51      0.02     0.05      0.49      1.65
   KHI          9995    40015     93.40    103.30     0.01      0.20      4.00    47.60     26.02      8.88
   KHI          9995    40016    103.30    106.90     0.03      0.13      0.18    12.16      7.63      3.40
   KHI          9995    40017    106.90    108.50     0.01      0.10      0.07     5.60      4.50      1.28
   KHI          9995    40018    108.50    110.50     0.01      0.04      0.02    16.20     11.25      4.84
   KHI          9995    40019    110.50    114.70     0.01      0.22      3.58    21.70     15.44      6.40
   KHI          9995    40020    114.70    117.90     0.02      0.53      0.08    33.33     20.23      7.32
   KHI          9995    40021    117.90    120.80     0.05      0.73      0.02     0.30     26.00     23.31
   KHI          9995    40022    120.80    123.90     0.01      1.82      0.03     0.43     30.21     26.32
   KHI          9995    40023    123.90    125.90     0.03      6.92      0.02     3.00     14.81     11.43
   KHI          9995    40025    129.50    132.80     0.05      0.17      0.01    12.63     13.51      6.44


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9995    40026    132.80    137.25     0.01      0.19      0.01    10.92     17.96     11.88
   KHI          9995    40027    137.25    140.75     0.03      0.06      0.03     0.42      5.25      5.32
   KHI          9995    40029    143.10    146.40     0.02      0.94      0.02     0.26      2.12      1.28
   KHI          9995    40030    146.40    149.50     0.02      1.69      0.09     0.76      3.01      3.64
   KHI          9995    40031    149.50    154.00     0.02      1.30      0.06     0.76      2.63      4.04
   KHI          9995    40032    154.00    157.20     0.03      0.09      0.02     0.19      2.82      6.40
   KHI          9995    40033    157.20    161.20     0.04      0.06      0.01     0.52      2.32      4.84
   KHI          9994    38589     24.90     26.60     2.09      0.44      0.09     0.62     18.03     17.92
   KHI          9994    38590     72.60     75.40     0.06      0.12      1.21     5.42      6.20      2.32
   KHI          9994    38591     81.20     85.20     0.08      0.14      6.02    25.98     17.70      3.49
   KHI          9994    38592     89.80     91.00     0.02      0.12      1.59    38.70     25.87      5.27
   KHI          9994    38593     91.00     92.00     0.01      0.04      0.87     4.26      6.37      2.01
   KHI          9994    38594    103.80    106.80     0.07      0.10      4.12    32.56     20.16      4.48
   KHI          9994    38595    106.80    109.00     0.10      0.04      2.01     7.32      6.32      3.54
   KHI          9994    38596    109.00    113.80     0.10      0.04      5.03    43.50     31.14      7.52
   KHI          9994    38597    113.80    117.00     0.08      0.02      7.11    42.98     29.52      5.76
   KHI          9994    38598    117.00    122.80     0.13      0.06      6.76    40.70     31.25      8.94
   KHI          9994    38599    122.80    126.10     0.15      0.04      7.61    35.13     29.65      8.16
   KHI          9994    38600    126.10    129.20     0.11      0.01      3.66    37.38     30.56      8.84
   KHI          9994    38601    129.20    132.00     0.16      3.78      1.35    38.80     27.00      6.76
   KHI          9994    38602    133.00    134.60     0.11      0.58      0.03    15.56     18.00     10.64
   KHI          9994    38603    148.50    152.50     0.16      1.94      0.01     3.92      6.49      8.12
   KHI          9994    38604    152.50    156.70     1.20      0.76      0.01     2.58     31.48     30.34
   KHI          9994    38605    156.70    160.70     0.31      2.27      0.01     3.89     34.23     30.73
   KHI          9994    38606    160.70    166.00     0.80      3.08      0.01     2.35     22.74     21.08
   KHI          9994    38607    166.00    169.50     1.73     13.99      0.04     1.73     24.28     23.80
   KHI          9994    38608    169.50    172.40     0.13      1.22      0.01     2.10      8.79      8.65
   KHI          9993    36891     60.90     65.40     0.02      2.00      0.01     0.33      2.56      2.91
   KHI          9993    36892     65.40     69.00     0.02      3.12      0.01     0.09      2.60      3.41
   KHI          9993    36893     69.00     72.30     0.02      1.20      0.01     0.04      1.00      2.01
   KHI          9993    36894     72.30     74.70     0.04      1.41      0.01     0.06      1.29      1.16
   KHI          9993    36895     76.40     79.40     0.04      1.97      0.01     0.30      2.21      2.64
   KHI          9993    36896     79.40     82.90     0.22      1.94      0.01     0.05      1.71      2.27
   KHI          9993    36897     82.90     85.30     0.36      3.42      0.01     0.03      3.17      2.68
   KHI          9993    36898     85.30     88.40     0.02      1.87      0.01     0.02      1.48      2.75
   KHI          9993    36899     88.40     89.90     0.02      1.16      0.01     0.04      1.20      1.80
   KHI          9993    36900     92.20     93.10     0.02      0.38      0.01     0.06      1.87      1.47


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9993    36901     94.80     95.80     0.02      2.12      0.01     0.03      1.87      2.15
   KHI          9990    39775     14.00     18.00     0.04      0.11      0.06     0.70      8.84      6.49
   KHI          9990    39776     18.00     19.60     0.04      0.08      0.05     3.54      3.19      1.61
   KHI          9990    39777     19.60     23.00     0.04      0.19      0.02    19.06     13.89      3.94
   KHI          9990    39778     32.60     35.70     0.09      0.29      0.05    37.29     26.03      6.34
   KHI          9990    39779     35.70     41.80     0.09      0.97      1.03    48.22     30.39      8.30
   KHI          9990    39780     41.80     44.20     0.09      0.28      5.65    38.61     27.82      8.65
   KHI          9990    39781     44.20     48.30     0.11      3.64      1.80    36.93     26.77      3.44
   KHI          9990    39782    126.60    130.70     0.33      1.77      0.03     0.72      3.49      2.56
   KHI          9990    39783    130.70    135.30     0.33      1.21      0.04     0.35      2.15     31.92
   KHI          9990    39784    135.30    138.00     0.33      1.84      0.05     0.32     36.32     36.76
   KHI          9990    39785    138.00    140.60     0.33      0.89      0.05     0.34     41.54     36.24
   KHI          9990    39786    140.60    142.90     0.31     20.30      0.02     1.72     33.14     29.29
   KHI          9990    39787    142.90    147.00     0.31      8.90      0.02     0.27     21.43     18.66
   KHI          9990    39788    147.00    149.40     0.01      0.41      0.02     0.11      1.34      3.02
   KHI          9990    39789    160.70    164.30     0.01      0.19      0.06     0.52      1.26      3.71
   KHI          9989    40065     40.00     43.50     0.03      1.80      0.06     0.16      2.17      2.80
   KHI          9989    40066     43.50     46.90     0.04      1.33      0.01     0.09      1.37      1.93
   KHI          9989    40067     46.90     50.40     0.03      1.22      0.01     0.06      1.18      1.81
   KHI          9989    40068     50.40     53.40     0.02      0.83      0.02     0.07      0.91      1.77
   KHI          9989    40069     53.40     56.40     0.02      1.42      0.01     0.14      1.52      3.40
   KHI          9989    40070     56.40     59.30     0.03      0.43      0.01     0.10      0.65      2.32
   KHI          9989    40071     59.30     62.20     0.04      1.22      0.03     0.12      1.22      2.68
   KHI          9989    40072     62.20     65.00     0.05      2.48      0.06     0.76      2.31      2.99
   KHI          9988    40055     49.20     50.80     0.02      1.94      0.03     0.21      2.08      3.56
   KHI          9988    40056     50.80     53.80     0.01      1.41      0.04     0.16      1.39      1.28
   KHI          9988    40057     53.80     56.80     0.08      1.05      0.04     0.17      1.23      1.64
   KHI          9988    40058     60.30     62.00     0.01      1.91      0.03     0.16      1.82      2.04
   KHI          9988    40059     63.10     64.80     0.03      1.27      0.03     0.14      1.55      2.24
   KHI          9988    40060     65.80     68.60     0.04      0.76      0.05     0.26      1.02      1.52
   KHI          9988    40061     68.60     71.40     0.01      4.52      0.03     0.15      5.74      3.60
   KHI          9988    40062     71.40     74.20     0.01      2.64      0.05     0.12      2.46      3.24
   KHI          9988    40063     74.20     77.00     0.02      2.44      0.04     0.19      1.36      1.72
   KHI          9988    40064    168.80    169.30     0.05      1.10      0.05     0.15      1.50      0.92
   KHI          9987    31754     20.30     22.40     0.18      1.17      0.00     0.59      1.73      2.23
   KHI          9987    31755     48.70     50.20     0.14      2.15      0.00     0.43      2.43      2.79
   KHI          9987    31756     50.20     51.10     0.01      2.08      0.00     7.68      6.22      2.51
   KHI          9987    31757     51.10     52.20     0.13      1.02      0.00     0.37      1.13      2.23


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9987    31758     52.20     55.20     0.01      1.98      0.00     0.32      2.01      2.79
   KHI          9987    31759     56.20     58.60     0.16      1.86      0.00     0.37      1.86      2.51
   KHI          9987    31760     58.60     59.80     0.01      0.40      0.00     0.27      0.39      1.39
   KHI          9987    31761     59.80     60.30     0.12     13.04      0.00     0.69     12.87     12.82
   KHI          9987    31762     60.30     61.60     0.01      0.23      0.00     0.43      0.29      1.95
   KHI          9987    31763     61.60     62.40     0.01      2.63      0.00     0.32      2.51      4.18
   KHI          9987    31764     62.40     63.30     0.01      0.66      0.00     0.32      0.77      1.95
   KHI          9987    31765     63.30     64.10     0.08      2.81      0.00     0.27      2.75      5.30
   KHI          9987    31766     64.10     65.30     0.01      0.49      0.00     0.37      0.47      4.32
   KHI          9987    31767     65.30     66.30     0.01      2.39      0.00     0.48      2.28      4.88
   KHI          9987    31768     66.30     67.20     0.01      0.52      0.00     0.48      0.49      1.95
   KHI          9987    31769     67.20     70.20     0.01      2.80      0.00     0.59      2.64      5.30
   KHI          9987    31770     70.20     72.10     0.06      1.89      0.00     0.37      1.97      4.74
   KHI          9987    31771     72.10     74.00     0.09      0.90      0.00     0.43      1.28      5.02
   KHI          9987    31772     74.00     77.80     0.01      0.85      0.00     0.64      0.53      3.34
   KHI          9987    31773     79.80     82.10     0.01      1.41      0.00     0.43      1.12      3.62
   KHI          9987    31774     82.80     83.30     0.08      0.51      0.00     0.32      0.58      2.51
   KHI          9987    31775     84.20     85.80     0.01      1.09      0.00     0.37      1.11      4.18
   KHI          9987    31776     85.80     86.80     0.01      0.15      0.00     0.37      0.27      3.90
   KHI          9987    31777     86.80     87.80     0.09      2.01      0.00     0.27      1.56      3.90
   KHI          9986    40034     38.80     41.50     0.03      0.12      0.20     0.80      0.51      1.28
   KHI          9986    40035     41.50     44.75     0.02      0.10      5.95    18.11     13.71      3.30
   KHI          9986    40036     44.75     48.10     0.01      0.07      0.14     7.16      5.16      1.93
   KHI          9986    40037     48.10     55.35     0.00      0.00      0.00     0.00      0.00      0.00
   KHI          9986    40038     55.35     56.90     0.04      0.42      0.05     1.34      1.64      2.40
   KHI          9986    40039     56.90     59.80     0.03      0.20      6.30    12.52     13.59      5.10
   KHI          9986    40040     59.80     62.80     0.03      0.42      3.68    19.96     14.56      4.13
   KHI          9986    40041     62.80     66.00     0.04      0.33      5.50     9.60      9.16      4.26
   KHI          9986    40042     66.00     69.30     0.02      0.18      3.08    10.80     10.75      5.02
   KHI          9986    40043     69.30     72.90     0.02      3.68      1.42    17.56     14.11      5.94
   KHI          9986    40044     72.90     74.50     0.03      1.02      0.73    10.00      8.50      3.88
   KHI          9986    40045     74.50     77.00     0.03      0.68      0.02     1.60      1.07      1.72
   KHI          9986    40046     77.00    130.50     0.00      0.00      0.00     0.00      0.00      0.00
   KHI          9986    40047    130.50    132.50     0.05      0.08      0.11     2.74      1.75      2.50
   KHI          9986    40048    132.50    135.00     0.06      0.15      0.01    12.64     11.36      6.94
   KHI          9986    40049    135.00    138.00     0.02      0.08      0.03     7.00      4.15      2.86
   KHI          9986    40050    138.00    141.30     0.01      1.36      0.40     3.18      3.27      4.96


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9986    40051    141.30    146.60     0.04     10.74      0.02     0.86     16.05     25.68
   KHI          9986    40052    146.60    150.60     0.04      0.21      0.01     0.59      0.98      4.44
   KHI          9985    39992     59.70     64.30     0.06      0.07      2.38    39.12     28.27      6.56
   KHI          9985    39993     64.30     70.60     0.01      0.17      1.19    40.33     29.57      7.43
   KHI          9985    39994     70.60     74.20     0.07      0.37      2.95    30.66     26.22      8.01
   KHI          9985    39995     74.20     79.10     0.03      0.10      3.18    35.73     27.11      6.85
   KHI          9985    39996     79.10     82.10     0.05      0.37      1.74     4.86      4.48      2.00
   KHI          9985    39997     82.10     85.60     0.08      0.17      8.68    29.65     24.38      7.12
   KHI          9985    39998     85.60     89.70     0.06      0.10      6.58    30.88     26.32      7.60
   KHI          9985    39999     89.70     93.30     0.05      0.20      6.95    29.22     24.16      7.42
   KHI          9985    40000     93.30     97.00     0.09      0.07      0.43    36.11     28.36      7.92
   KHI          9985    40001     97.00    100.40     0.04      0.07      4.78    33.92     26.30      7.11
   KHI          9985    40002    100.40    104.20     0.07      0.10      2.14    16.56     11.64      2.83
   KHI          9985    40003    104.20    109.30     0.02      0.07      5.58    26.32     20.48      5.54
   KHI          9985    40004    109.30    113.20     0.02      0.23      5.14    25.20     21.61      5.34
   KHI          9985    40005    113.20    115.70     0.08      0.30      0.57    13.10      9.15      2.74
   KHI          9985    40006    115.70    118.30     0.03      0.07      0.86    13.50      8.42      1.91
   KHI          9984    38806     51.50     56.70     0.17      1.12      0.21    24.78     28.89     19.98
   KHI          9984    38807     58.00     63.00     0.15      0.30      0.04    26.35     25.93     10.60
   KHI          9984    38808     63.00     68.70     0.08      0.72      0.05     8.40      9.78      5.04
   KHI          9984    38809     68.70     71.40     0.06      8.18      0.15    15.02     19.81      8.89
   KHI          9984    38810     71.40     79.00     0.15      1.79      0.12    41.79     34.16     11.04
   KHI          9984    38811     79.00     84.70     0.14      0.32      0.08    45.78     34.78     10.08
   KHI          9984    38812     84.70     88.90     0.12      0.48      0.10    45.87     33.30      8.89
   KHI          9984    38813     88.90     93.20     0.15      0.33      0.06    44.45     34.38     10.26
   KHI          9984    38814     93.20     97.50     0.12      0.34      0.08    47.43     31.74      7.54
   KHI          9984    38815     97.50    100.20     0.06      0.26      1.28    41.52     26.16      5.02
   KHI          9983    38791      4.20     10.20     0.05      0.20      0.17     2.34      2.21      1.44
   KHI          9983    38792     38.20     51.90     0.06      0.15      0.11    55.11     30.13      3.20
   KHI          9983    38793     51.90     60.70     0.06      0.16      0.23    53.13     29.22      3.36
   KHI          9983    38794     60.70     64.50     0.07      0.60      0.34    30.83     22.97      5.98
   KHI          9983    38795     64.50     73.40     0.06      1.84      4.87    33.41     27.95      7.62
   KHI          9983    38796     73.40     79.40     0.08      0.26      1.12    58.38     32.56      3.70
   KHI          9983    38797     79.40     88.50     0.12      0.30      3.19    48.14     32.44      5.68
   KHI          9983    38798     88.50     91.30     0.09      0.15      2.24    25.53     19.37      3.89
   KHI          9983    38799     91.30     94.70     0.10      0.14      3.82    22.65     18.33      4.88
   KHI          9983    38800     94.70     97.90     0.08      0.14      4.52    30.05     20.03      3.54


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9983    38801     97.90    104.20     0.10      0.22      1.16    40.04     28.83      7.45
   KHI          9983    38802    110.40    116.90     0.28      0.90      0.12     1.82     15.87     14.39
   KHI          9983    38803    116.90    120.10     0.63      2.44      1.43     4.76     30.34     27.06
   KHI          9983    38804    120.10    124.20     2.44      3.74      0.11     4.50     31.36     27.95
   KHI          9983    38805    124.20    126.70     3.08      1.81      0.63     5.88     27.93     25.21
   KHI          9982      790     54.00     57.00     0.30      0.46      0.05     5.45     35.24     29.00
   KHI          9982      791     57.00     60.40     0.11      0.34      0.03    36.61     36.00     16.94
   KHI          9982      792     60.40     64.70     0.11      0.66      0.06    43.07     33.32     12.08
   KHI          9982      793     64.70     70.00     0.11      0.55      0.09    44.86     25.47      4.46
   KHI          9982      794     70.00     76.20     0.11      0.41      1.23    41.18     25.36      6.20
   KHI          9982      795     76.20     81.30     0.11      0.20      6.51    41.07     29.49      7.90
   KHI          9982      796     81.30     84.30     0.02      0.34      2.09     6.21      6.33      3.16
   KHI          9982      797     84.30     87.70     0.02      0.17      0.31     3.78      5.62      3.78
   KHI          9982      798     87.70     89.60     0.02      2.19      0.29     9.33     10.02      5.01
   KHI          9982      799     89.60     93.30     0.02      0.35      0.07     0.53      0.84      1.06
   KHI          9982      800     93.30     97.90     0.02      0.87      0.04     0.58      3.18      3.15
   KHI          9982      801     97.90    101.10     0.02      0.30      0.05     0.89      5.44      5.90
   KHI          9982      802    101.10    104.40     0.78     10.58      0.02     2.39     16.41     14.90
   KHI          9982      803    104.40    106.20     0.78      5.31      0.07    37.08     29.12     14.82
   KHI          9982      804    106.20    110.00     0.78      0.95      0.06     0.35     35.66     33.62
   KHI          9982      805    110.00    111.70     0.78      0.33      0.06     0.71     19.27     20.12
   KHI          9981      750     32.60     35.00               0.78      0.04     1.88      1.57      1.39
   KHI          9981      751     35.00     38.40               0.55      0.01     0.46      1.28      1.28
   KHI          9981      752     52.70     55.00               0.74      0.09     0.78     22.06     19.34
   KHI          9981      753     55.00     58.20               1.34      0.01     2.46     38.43     31.30
   KHI          9981      754     58.20     62.40               0.16      1.78    49.32     32.26      7.34
   KHI          9981      755     62.40     66.30               0.20      0.01    56.94     31.86      4.76
   KHI          9981      756     66.30     71.60               0.16      0.05    56.88     32.67      4.64
   KHI          9981      757     71.60     73.60               0.20      0.01    27.10     36.61     21.16
   KHI          9981      758     73.60     76.60               1.88      2.14     1.20      5.17      5.10
   KHI          9981      759     76.60     79.20               0.06      0.06    43.18     25.14      4.98
   KHI          9981      760     79.20     81.00               0.06      0.07     8.38      7.82      3.81
   KHI          9981      761     81.00     84.50               0.19      2.08    35.19     26.70      8.36
   KHI          9981      762     84.50     86.90               0.08      1.30     9.48      7.46      2.80
   KHI          9981      763     86.90     91.60               0.58      0.41     3.46      5.41      3.16
   KHI          9981      764     91.60     93.00               1.56      2.20     9.88      8.77      3.53
   KHI          9981      765     93.00     95.20               5.08      5.46     6.04     11.11      4.26


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID


   KHI          9981      766     95.20     99.60               1.71      0.03     0.98      4.10      3.38
   KHI          9981      767     99.60    103.00               2.26      0.01     0.62      3.81      3.81
   KHI          9981      768    103.00    105.80               5.56      0.01     0.62      9.03      8.96
   KHI          9981      769    105.80    108.40               0.98      0.09     0.64      5.67      3.82
   KHI          9981      770    108.40    113.20               1.21      0.01     0.28      5.68      4.22
   KHI          9981      771    113.20    116.30               5.56      0.14     0.42     31.88     32.74
   KHI          9981      772    116.30    118.80              12.84      0.08     0.86     32.44     30.76
   KHI          9981      773    118.80    120.80               1.72      0.04     0.50     27.08     22.72
   KHI          9981      774    120.80    124.00               1.15      0.04     0.46     24.76     19.18
   KHI          9980    39740     56.10     60.20     0.11      0.20      0.02    42.76     32.99      9.62
   KHI          9980    39741     60.20     63.70     0.11      0.18      3.27    47.90     28.52      7.22
   KHI          9980    39742     65.60     68.30     0.11      0.29      0.04    49.37     31.99      7.64
   KHI          9980    39743     90.80     92.70     0.04      0.06      0.01     1.12      2.06      2.42
   KHI          9980    39744     92.70     97.70     0.10      0.10      0.33    53.16     30.73      4.92
   KHI          9980    39745     97.70    101.80     0.10      0.09      4.60    34.30     22.97      5.82
   KHI          9980    39746    101.80    105.80     0.10      0.12      5.41    34.88     25.49      7.82
   KHI          9980    39747    105.80    109.10     0.47      0.59      0.05     3.94      6.66      4.46
   KHI          9980    39748    109.10    113.50     0.47      1.23      0.08     9.80     24.47     22.80
   KHI          9980    39749    113.50    117.80     0.47      0.82      0.01     7.30     27.80     23.22
   KHI          9979    38569     99.70    100.70     0.13      0.58      2.76    43.41     30.34     10.00
   KHI          9979    38570    105.60    111.10     0.06      0.21      3.55    47.02     26.44      5.44
   KHI          9979    38571    111.10    114.90     0.10      0.28      4.50    18.81     17.92      7.90
   KHI          9979    38572    114.90    118.10     0.11      0.59      3.42    31.78     23.03      6.76
   KHI          9979    38573    118.10    121.40     0.08      0.37      2.49    35.96     29.07     10.36
   KHI          9979    38574    121.40    126.70     0.14      0.20      2.22    40.38     30.24      9.46
   KHI          9979    38575    126.70    131.20     0.13      0.50      0.91    52.42     31.86      6.32
   KHI          9979    38576    131.20    136.70     0.12      1.94      1.71     9.00      6.94      2.42
   KHI          9979    38577    136.70    138.70     0.07      2.28      0.15     3.34      5.19      3.48
   KHI          9979    38578    138.70    142.10     0.37      2.03      0.05     0.66      3.55      3.94
   KHI          9979    38579    142.10    145.50     0.04      2.50      0.14     3.66      4.92      3.10
   KHI          9979    38580    145.50    149.70     0.12     11.10      2.93    15.26     20.39     12.02
   KHI          9979    38581    149.70    152.30     0.05      8.28      1.67    31.94     25.53     10.32
   KHI          9979    38582    152.30    154.70     0.09      0.48      0.02     1.18      2.51      3.20
   KHI          9979    38583    154.70    159.30     0.15      0.77      0.33     3.96      7.88      7.70
   KHI          9979    38584    159.30    162.50     0.55      9.16      0.03     0.96     20.28     19.78
   KHI          9979    38585    162.50    168.40     0.63      5.54      0.05     0.84     37.68     35.02
   KHI          9979    38586    168.40    172.20     0.41      2.66      0.10     1.68     28.85     26.98


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9979    38587    172.20    177.50     0.26      1.49      0.06     2.12     35.99     34.16
   KHI          9979    38588    177.50    182.70     0.13      0.26      0.15     1.50     27.51     25.06
   KHI          9978      204     69.70     72.40     0.03      0.41      0.05    36.85     21.25      5.33
   KHI          9978      205     72.40     73.90     0.21      0.55      0.12     1.86     11.71     10.70
   KHI          9978      206     86.40     87.60     0.02      0.15      0.05     0.65      4.27      4.70
   KHI          9978      207     87.60     91.30     0.22      1.42      0.16    16.60     28.94     18.64
   KHI          9978      208     91.30     92.20     0.01      0.05      0.05     0.27      1.45      1.69
   KHI          9978      209     92.20     95.20     0.07      0.47      6.85    28.95     24.88      9.88
   KHI          9978    38565    106.00    111.00     0.45      0.59      0.09     2.72      8.79      8.10
   KHI          9978    38566    111.00    113.50     5.55      1.99      0.14     4.60     31.17     29.00
   KHI          9978    38567    113.50    116.70     0.69      3.26      0.21    15.85     36.38     28.62
   KHI          9978    38568    116.70    120.00     0.92      0.65      0.10     7.50     31.22     29.90
   KHI          9977    38555     91.70     95.50     0.15      0.33      0.66     9.26     18.41     13.52
   KHI          9977    38556     95.50     98.90     0.14      0.30      0.07    39.02     26.82      8.38
   KHI          9977    38557     98.90    104.20     0.14      0.17      0.05     9.14      9.67      3.54
   KHI          9977    38558    104.20    108.40     0.07      0.04      0.01     2.78      2.21      0.94
   KHI          9977    38559    108.40    111.70     0.07      0.24      0.06    14.32      8.53      2.66
   KHI          9977    38560    111.70    113.70     0.07      0.59      0.02    11.56      8.88      3.50
   KHI          9977    38561    117.70    119.30     0.07      0.25      0.06     2.58      7.60      6.96
   KHI          9977    38562    126.80    127.90     0.07      0.08      0.03     5.46      4.81      3.06
   KHI          9977    38563    127.90    130.10     0.99      0.68      0.54    15.69     14.29      8.14
   KHI          9977    38564    130.10    138.30     0.08      0.08      0.04     3.08      3.69      2.76
   KHI          9976    38725     15.60     16.60     0.09      2.67      0.02     0.68      7.71      6.94
   KHI          9976    38726     16.60     19.00     0.06      1.34      0.01     0.48      2.86      3.04
   KHI          9976    38727     45.10     47.00     0.14      0.85      0.01     1.56      3.00      2.64
   KHI          9976    38728    102.80    104.60     0.14      0.26      0.01    12.58     12.37      5.67
   KHI          9975      747     91.10     96.10     0.06      0.37      0.01     0.12      1.17      1.38
   KHI          9975      748    108.00    117.20     0.03      0.29      0.01     0.33      1.32      1.43
   KHI          9973      320     24.80     31.60               0.55      0.01     0.31      2.92      2.39
   KHI          9973      321     63.80     65.70               0.70      0.01    32.05     23.19      7.59
   KHI          9973      322     65.70     67.20               0.85      0.01     0.93      5.15      4.79
   KHI          9973      323     67.20     71.30               0.30      0.01    37.09     21.30      4.45
   KHI          9973      324     75.00     77.60               0.18      0.01     8.61     13.01      7.15
   KHI          9973      325    114.60    119.80               2.93      0.01     0.20      3.76      3.69
   KHI          9973      326    122.50    126.60               0.19      1.13    31.44     28.41     12.42
   KHI          9973      327    126.60    129.40               1.16      0.40    44.12     33.75     11.27
   KHI          9973      328    129.40    131.60               0.33      0.02     0.43      7.57      8.45


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9972    39515      0.00      1.00     0.00      2.26      0.04     3.68     26.00     21.93
   KHI          9972    39516      9.10      9.70     0.30      2.19      0.03     3.61     10.04     14.80
   KHI          9972    39517     23.90     25.90     0.23      0.54      0.03    20.80     19.07      9.60
   KHI          9972    39518     72.50     75.00     0.09      0.46      0.04    31.09     19.15      4.96
   KHI          9972    39519    124.40    127.00     0.21      3.77      0.11    10.48     30.65     24.26
   KHI          9972    39520    127.00    129.60     0.34      0.48      0.75    40.85     34.80     15.32
   KHI          9972    39521    129.60    132.60     1.18      5.84      0.15    28.63     28.97     15.94
   KHI          9971    39846    174.20    178.70     0.01      0.49      0.03     0.10      0.49      0.01
   KHI          9971    39847    178.70    181.80     0.02      1.29      0.02     0.09      1.24      1.39
   KHI          9971    39848    181.80    185.10     0.02      1.05      0.02     0.08      0.82      1.21
   KHI          9971    39849    185.10    189.60     0.08      4.12      0.01     0.07      3.74      3.40
   KHI          9971    39850    189.60    193.10     0.02      1.34      0.06     0.31      1.10      1.33
   KHI          9971    39851    193.10    196.20     0.02      1.21      0.02     0.12      1.07      1.39
   KHI          9971    39852    196.20    199.80     0.02      1.37      0.04     0.14      1.31      1.48
   KHI          9971    39853    199.80    203.90     0.02      0.84      0.04     0.01      1.23      1.04
   KHI          9971    39854    203.90    207.30     0.02      1.01      0.03     0.08      0.97      1.36
   KHI          9971    39855    207.30    210.20     0.02      1.28      0.05     0.10      1.26      1.61
   KHI          9971    39856    210.20    213.20     0.02      1.28      0.01     0.07      1.37      1.71
   KHI          9971    39857    213.20    216.70     0.02      1.09      0.01     0.12      1.10      1.45
   KHI          9971    39858    216.70    220.70     0.02      0.80      0.04     0.09      0.75      1.34
   KHI          9971    39859    220.70    224.50     0.02      0.41      0.02     0.10      1.21      0.77
   KHI          9971    39860    224.50    228.00     0.02      1.16      0.01     0.11      0.94      1.66
   KHI          9970      843    130.90    135.70     0.41      0.69      1.05    35.71     24.46      8.47
   KHI          9970      844    135.70    138.70     0.41      0.14      1.82    31.62     27.28     13.14
   KHI          9970      845    138.70    140.00     0.03      0.65      0.07     3.07     14.19     14.00
   KHI          9969    39832    140.50    144.60     0.30      1.39      0.02     1.97      4.05      4.77
   KHI          9969    39833    144.60    148.10     0.02      0.44      0.10     2.31      2.71      3.11
   KHI          9969    39834    148.10    151.30     0.02      0.53      0.01     0.89      1.24      2.54
   KHI          9969    39835    151.30    154.10     0.08      3.04      0.01     0.75      3.14      4.28
   KHI          9969    39836    154.10    158.50     0.08      1.86      0.02     1.03      2.03      2.77
   KHI          9969    39837    158.50    160.70     0.11      4.10      0.02     5.17      6.69      5.67
   KHI          9969    39838    160.70    165.10     0.11      6.54      0.06    12.56     14.31      9.82
   KHI          9968    39868    107.20    110.40     0.45      6.91      1.07     4.46     11.45      5.53
   KHI          9968    39869    110.40    114.00     0.01      3.08      0.04     0.17      4.12      3.23
   KHI          9968    39870    114.00    116.30     0.01      5.20      0.06     0.40      6.32      3.06
   KHI          9968    39871    116.30    120.60     0.01      1.55      0.02     0.17      1.43      1.33
   KHI          9968    39872    120.60    123.30     0.01      2.21      0.01     0.12      1.66      2.08


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9968    39873    123.30    126.40     1.60     12.96      0.12     3.06     33.65     26.88
   KHI          9968    39874    126.40    130.80     0.57      0.11      7.02    41.01     32.26      8.16
   KHI          9968    39875    130.80    132.50     0.52      2.05      3.38    38.65     29.67      9.82
   KHI          9968    39876    132.50    134.00     0.09      1.72      0.20     3.88      4.62      2.50
   KHI          9968    39877    134.00    137.00     0.02      0.64      0.16     1.94      4.62      3.08
   KHI          9967    39712    113.70    115.20     0.12      5.64      0.11     3.50     29.89     24.68
   KHI          9967    39713    115.20    119.00     0.27      1.22      0.14    29.83     37.25     20.00
   KHI          9967    39714    119.00    123.00     0.27      0.47      3.46    45.55     33.00      9.56
   KHI          9967    39715    123.00    127.50     0.27      0.63      4.90    48.79     32.70      8.22
   KHI          9967    39716    127.50    130.60     0.27      0.86      7.90    42.28     33.49     10.12
   KHI          9967    39717    130.60    134.80     0.27      1.26      4.15    43.07     32.56     10.86
   KHI          9967    39718    134.80    136.80     0.12      2.18      0.35    10.32     14.08      8.34
   KHI          9966      719    110.70    115.00     0.16      0.30      2.41    46.54     29.16      7.30
   KHI          9966      720    115.00    120.00     0.16      0.17      0.41    50.11     32.01      6.30
   KHI          9966      721    120.00    124.80     0.16      0.21      2.45    47.02     32.12      8.76
   KHI          9966      722    124.80    127.80     0.16      0.70      0.41    29.73     34.75     19.16
   KHI          9966      723    127.80    130.70     0.03      0.07      0.07     0.88      1.54      2.14
   KHI          9966      724    130.70    134.00     0.19      0.73      0.12     9.06     28.41     22.38
   KHI          9966      725    134.00    138.30     0.13      0.18      0.04     1.36     15.45     15.08
   KHI          9965      176     59.90     62.30     0.28      0.56      1.82    27.64     20.24      6.92
   KHI          9965      177     62.30     65.30     0.03      0.21      0.04     6.41      4.59      1.55
   KHI          9965      178     65.30     66.40     0.03      0.62      0.03     7.63      8.29      1.74
   KHI          9965      179     66.40     68.10     0.11      1.92      0.51     4.34      5.87      5.82
   KHI          9965      180     68.10     69.70     0.03      0.57      0.05     0.99      4.76      3.25
   KHI          9965      609     80.60     83.80     0.10      0.29      0.07    48.39     32.05      9.22
   KHI          9965      610     83.80     87.30     0.30      0.20      0.01    24.63     27.60     17.28
   KHI          9965      611     87.30     89.70     0.31      0.60      2.09    47.97     31.80      8.66
   KHI          9965      612     89.70     94.10     0.20      0.32      0.35    17.46     33.28     25.21
   KHI          9965      613     94.10     95.10     0.08      0.41      0.03     2.17      7.04      6.36
   KHI          9965      614     96.40    101.50     0.14      0.28      0.01     1.33     11.09     10.34
   KHI          9964    37871     11.90     14.60     0.07      0.31      0.04    14.40      7.96      1.23
   KHI          9964    37872     20.50     24.50     0.03      0.46      0.03    11.40      6.85      1.46
   KHI          9964    37873     24.50     27.30     0.24      2.30      0.20     3.26      8.94      6.54
   KHI          9964    37874    118.50    120.60     0.04      0.08      0.03    20.72     17.10      3.39
   KHI          9964    37875    123.60    129.10     0.04      0.13      0.08    53.12     30.20      4.97
   KHI          9964    37876    129.10    134.40     0.04      0.25      0.07    47.22     28.37      5.82
   KHI          9964    37877    134.40    138.10     0.01      0.12      0.04    54.30     27.75      2.56


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9963      173      0.00      1.20     0.17      0.44      0.04    42.06     29.19      9.36
   KHI          9963      174      1.20      3.40     0.05      0.52      0.04     6.62      5.54      2.24
   KHI          9963      175     16.60     20.00     0.07      1.20      0.08     2.89      4.98      3.19
   KHI          9962    30850    185.50    190.30     0.07      0.53      0.00     0.40      1.54      1.94
   KHI          9962    30851    190.30    195.10     0.12      9.25      0.27    32.68     26.31      9.14
   KHI          9962    30852    195.10    197.00     0.18      7.03      0.78    20.72     16.17      4.71
   KHI          9962    30853    197.00    198.90     0.08      8.79      7.72    29.74     25.57      8.31
   KHI          9962    30854    198.90    201.20     0.02      5.05      0.00    10.74      8.96      2.91
   KHI          9962    30855    201.20    204.70     1.05     33.76      0.44    19.79     25.22      8.45
   KHI          9962    30856    204.70    210.10     0.09      6.81      3.32    39.46     26.78      5.54
   KHI          9962    30857    210.10    212.80     0.09     12.94      6.87    24.27     26.36     11.35
   KHI          9962    30858    212.80    216.10     0.28     25.03      4.23    23.85     24.78      7.75
   KHI          9962    30859    216.10    218.00     0.23      1.88      0.00     1.30      1.74      1.11
   KHI          9962    30860    218.00    220.20     1.20     42.25      0.41     1.62     21.68     11.08
   KHI          9962    30861    220.20    222.20     0.12      3.31      0.98     1.15      2.47      1.11
   KHI          9962    30862    222.20    228.40     0.13     13.33      3.72    15.69     21.70     11.63
   KHI          9962    30863    228.40    231.80     0.13     19.49      2.37    15.40     22.22      9.97
   KHI          9962    30864    231.80    236.60     0.32      7.00      0.00     0.60      3.97      2.22
   KHI          9962    30865    236.60    237.00     0.08     47.15      1.34     1.25     19.80      8.31
   KHI          9962    30866    237.00    240.70     0.04      1.42      0.32     1.98      2.47      1.66
   KHI          9962    30867    240.70    243.20     0.06      7.77      1.25    19.37     18.21      7.75
   KHI          9962    30868    243.20    246.60     0.02      1.29      0.00     3.68      3.22      1.80
   KHI          9962    30869    246.60    250.20     0.01      0.68      0.00     0.34      0.93      1.25
   KHI          9962    30870    250.20    253.70     0.01      0.47      0.00     0.29      0.69      1.25
   KHI          9962    30871    253.70    255.80     0.04      8.44      0.00     1.98      9.76      8.17
   KHI          9962    30872    255.80    259.20     0.04      3.99      0.41     5.56      5.51      2.08
   KHI          9962    30873    259.20    265.80     0.02      0.58      0.00     1.82      2.65      2.63
   KHI          9962    30874    265.80    268.10     0.09      3.10      0.00     0.66      9.55      9.97
   KHI          9962    30875    268.40    273.50     0.02      1.05      0.00     0.73      3.18      4.43
   KHI          9961      615    127.50    130.00     0.10      0.23      0.02    13.90     11.18      5.22
   KHI          9961      616    130.00    137.00     0.08      0.18      0.01    48.89     32.90      7.21
   KHI          9961      617    137.00    140.00     0.22      0.65      0.03    46.04     32.31      7.86
   KHI          9961      618    140.00    145.70     0.11      0.26      0.04    52.02     30.66      7.82
   KHI          9961      619    145.70    151.10     0.15      0.29      0.06    38.51     37.07     16.57
   KHI          9961      620    151.10    155.70     0.34      0.25      0.03     0.81     36.75     35.09
   KHI          9961      621    155.70    159.80     0.20      0.49      0.01    33.08     32.14     16.35
   KHI          9960    37947      3.60      6.70     1.04      0.71      1.65    32.63     27.87     11.84


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9960    37948     51.90     58.70     0.94      0.34      0.02    35.22     27.90     10.94
   KHI          9960    37949     74.80     80.60     0.18      0.84      0.04     6.48     11.75      8.10
   KHI          9960    37950     80.60     86.00     0.09      0.37      0.04     2.21      3.44      3.29
   KHI          9960    37951     86.00     90.40     0.35      2.17      0.87    50.14     30.74      5.83
   KHI          9960    37952     90.40     95.20     0.28      3.37      0.06     9.61     20.25     16.94
   KHI          9959      421     70.90     73.60     0.16      4.22      0.03    12.84     17.41     10.36
   KHI          9959      422     73.60     77.10     0.10      3.36      0.24    44.37     26.98      5.14
   KHI          9959      423     77.10     80.30     0.09      4.80      0.28    24.49     17.90      6.44
   KHI          9959      424     80.30     84.20     0.11      3.12      0.37    23.03     15.83      4.82
   KHI          9959      425     84.20     88.60     0.14      6.46      0.43    36.89     25.36      7.06
   KHI          9959      426     88.60     93.30     0.11      8.90      2.27    33.21     26.79      9.08
   KHI          9959      427     93.30     98.30     0.08      7.90      1.29    33.03     26.27      8.56
   KHI          9959      428    122.50    124.90     0.04      2.38      0.10     6.60      6.74      3.62
   KHI          9958      007     62.00     64.10     0.02      1.34      0.45     1.65      2.85      2.10
   KHI          9958     .008     64.10     67.80     0.01      2.76      0.35     1.88      4.29      3.70
   KHI          9958      009     67.80     69.90     0.09      1.48      1.20     6.62      6.45      3.14
   KHI          9958      010     69.90     73.30     0.04      0.84      0.11     0.37      1.38      1.75
   KHI          9958      011     73.30     77.10     0.04      0.50      0.35     1.19      1.91      1.88
   KHI          9958      012     78.40     81.20     0.09      1.83      0.67     3.05      4.36      3.31
   KHI          9958      013     81.20     84.20     0.07      1.55      0.20     2.05      3.42      3.43
   KHI          9958      014     84.20     87.40     0.02      1.62      0.32     1.47      2.93      3.34
   KHI          9957      410     68.40     71.80     0.08      1.86      0.07    10.88     10.72      5.06
   KHI          9957      411     71.80     75.80     0.05      0.42      0.04    10.36     10.43      4.80
   KHI          9957      412     81.70     86.00     0.03      0.22      1.99     7.26      7.14      3.18
   KHI          9957      413     89.40     94.50     0.12      0.16      2.80    34.79     28.89     11.62
   KHI          9957      414     94.50     96.90     0.13      3.64      0.02    27.33     24.05     11.98
   KHI          9957      415     96.90     98.70     0.04      1.30      0.09    11.96     10.93      6.15
   KHI          9957      416     98.70    103.40     0.09      0.12      1.20    36.02     28.29      7.99
   KHI          9957      417    103.40    107.40     0.10      0.14      8.07    45.08     26.93      7.76
   KHI          9957      418    107.40    110.50     0.07      0.58      0.05    12.84     15.98      9.78
   KHI          9957      419    113.80    116.20     0.05      1.08      0.32     7.59      7.85      5.77
   KHI          9957      420    116.20    120.80     3.48     15.36      0.04     6.26     29.54     29.12
   KHI          9956      408     89.70     90.90     0.04      0.50      0.04    13.12      9.01      2.57
   KHI          9956      409     92.50     95.70     0.18      0.60      0.04    26.98     25.83     11.99
   KHI          9955    37638     57.60     61.40     0.10      0.18      0.09    31.05     21.02      6.08
   KHI          9955    37639     61.40     63.40     0.03      0.07      0.09    15.34      9.43      2.18
   KHI          9955    37640     63.40     67.40     0.14      0.25      0.06     3.03      5.05      3.77


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9955    37641     67.40     70.20     0.14      0.21      0.02     0.98      4.55      4.07
   KHI          9955    37642     70.20     76.40     0.04      0.07      0.04     6.79      5.39      2.39
   KHI          9955    37643     76.40     83.00     0.01      0.09      0.01     0.17      0.42      1.04
   KHI          9955    37644     83.00     84.10     0.47      2.70      0.06    28.50     21.74      8.25
   KHI          9955    37645     84.10     86.10     0.08      0.24      0.43    19.44     15.66      5.53
   KHI          9955    37646     86.10     91.50     0.04      0.07      0.35    27.90     16.52      3.62
   KHI          9955    37647     91.50     95.00     0.08      0.19      2.55    43.90     31.50      8.84
   KHI          9955    37648     95.00     98.80     0.20      2.25      1.06    39.10     31.65     10.26
   KHI          9955    37649     98.80    100.70     0.08      2.79      0.14    12.34     18.02     10.72
   KHI          9955    37650    100.70    103.70     0.14      6.31      0.98    19.68     35.95     23.51
   KHI          9955    37651    103.70    105.80     0.07      5.25      0.91    33.65     30.78     12.17
   KHI          9955    37652    105.80    108.80     0.11     15.18      2.30    22.37     28.03     14.82
   KHI          9955    37653    108.80    110.50     0.65      9.25      5.42    29.54     27.69      9.49
   KHI          9955    37654    110.50    114.60     0.09      0.95      6.17    38.70     29.29      7.70
   KHI          9955    37655    114.60    116.00     0.53      1.90      0.34    20.00     32.47     20.85
   KHI          9955    37656    116.00    118.80     0.11      0.21      1.52    45.20     27.37      4.97
   KHI          9955    37657    118.80    121.30     0.17      0.29      3.70    40.85     32.11      9.95
   KHI          9955    37658    121.30    125.30     0.10      0.19      2.08    47.85     30.89      6.69
   KHI          9955    37659    125.30    128.10     0.13      0.20      7.14    34.90     27.78      8.18
   KHI          9955    37660    128.10    130.90     0.08      0.20      3.11    27.55     22.07      7.14
   KHI          9955    37661    130.90    133.10     0.02      0.05      0.96     3.71      4.30      2.64
   KHI          9955    37662    133.10    138.90     0.07      0.15      4.48    34.60     24.64      7.18
   KHI          9955    37663    138.90    141.50     0.01      0.04      0.52     7.15      5.67      2.03
   KHI          9955    37664    141.50    144.80     0.10      1.61      1.90    19.40     21.94     10.84
   KHI          9955    37665    144.80    146.80     0.11      0.26      5.47    24.90     29.24     15.22
   KHI          9955    37666    146.80    148.90     0.11      0.89      2.01    32.40     26.55      9.81
   KHI          9955    37667    148.90    151.60     0.19      1.30      1.70    20.62     22.91     10.72
   KHI          9955    37668    151.60    154.20     0.07      0.13      1.50     4.02      4.93      2.52
   KHI          9955    37669    154.20    159.20     0.12      0.24      7.41    24.40     27.60     13.62
   KHI          9955    37670    159.20    162.70     0.07      0.53      0.10     3.92      5.37      3.63
   KHI          9955    37671    162.70    165.40     0.17      4.06      0.21    10.10     18.62     13.05
   KHI          9955    37672    165.40    170.50     0.60      0.16      0.36     4.82      4.99      2.65
   KHI          9955    37673    170.50    171.60     0.13      0.19      3.76    27.00     18.99      6.36
   KHI          9955    37674    171.60    173.10     0.08      0.78      0.97     6.86      7.63      4.30
   KHI          9955    37675    173.10    175.90     0.10      0.50      2.68    13.40     15.08      8.04
   KHI          9955    37676    175.90    179.80     0.14      0.29      3.31    16.96     20.65     11.46
   KHI          9955    37677    179.80    180.60     0.15      0.24      3.81    25.00     19.37      6.83


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9955    37678    180.60    185.50     0.11      0.80      2.30    18.88     18.17      7.78
   KHI          9955    37679    185.50    188.10     0.08      0.09      1.46     5.40      8.52      5.32
   KHI          9955    37680    188.10    191.80     0.18      0.28      4.79    24.65     24.52     11.08
   KHI          9955    37681    191.80    194.80     0.37      0.88      2.82    27.50     30.04     15.45
   KHI          9955    37682    194.80    196.70     0.24      0.27      3.89    17.44     30.37     17.58
   KHI          9955    37683    196.70    199.00     0.20      0.77      2.00    27.80     29.57     15.21
   KHI          9955    37684    199.00    201.00     0.20      0.31      3.24    30.40     27.92     12.46
   KHI          9955    37685    201.00    201.60     0.18      7.59      0.97    23.60     33.07     20.08
   KHI          9955    37686    201.60    202.60     0.14      0.59      8.38    33.90     29.00     12.36
   KHI          9955    37687    202.60    205.40     0.23      7.14      0.20     0.76     26.26     24.52
   KHI          9955    37688    205.40    208.40     0.52      2.01      1.08     8.68     27.93     22.18
   KHI          9955    37689    208.40    211.30     0.44      1.14      0.08     9.72     15.04     10.01
   KHI          9955    37690    211.30    215.10     0.54      1.37      0.60    15.40     14.25      9.38
   KHI          9955    37691    215.10    217.20     0.08      0.32      0.56    12.36     10.31      4.46
   KHI          9955    37692    217.20    220.20     0.14      1.02      1.93    17.64     17.21      7.68
   KHI          9955    37693    220.20    221.90     0.21      1.82      0.50    16.24     14.38      5.99
   KHI          9955    37694    221.90    225.50     1.85     12.36      0.16     4.26     29.72     24.83
   KHI          9955    37695    225.50    227.50     0.32      1.68      2.21    13.76     22.37     13.84
   KHI          9954    32366     39.00     40.40     0.07      0.04      1.93    24.50     18.69      7.91
   KHI          9954    32367     41.30     42.40     0.09      0.07      8.67    33.90     28.78     11.76
   KHI          9954    32368     43.60     44.00     0.10      0.16      6.50    26.00     22.15      8.59
   KHI          9954    32369     45.00     45.50     0.11      0.11      3.87    14.46     16.32      9.50
   KHI          9954    32370     48.30     50.90     0.05      0.04      0.55     5.53      6.88      4.98
   KHI          9954    32371     50.90     53.10     0.06      0.05      4.17    14.83     13.07      5.65
   KHI          9954    32372     55.20     58.00     0.07      0.13     11.59    32.28     23.47      6.78
   KHI          9954    32373     58.60     61.20     0.13      0.18      6.24    25.21     24.38     11.08
   KHI          9954    32374     63.60     65.20     0.11      0.10      3.18    16.41     17.41      8.59
   KHI          9953      724     69.90     74.40     0.10      0.13      0.11    53.89     28.12      2.83
   KHI          9953      725     74.40     79.40     0.11      3.08      0.44    48.45     27.49      5.01
   KHI          9953      726     79.40     85.90     0.11      0.16      0.05     1.09      1.51      1.40
   KHI          9953      727     85.90     88.10     0.10      0.40      0.08    57.16     29.28      3.27
   KHI          9953      728     86.10     91.00     0.11      0.97      0.89    46.50     31.66      7.01
   KHI          9953      729     91.00     93.90     0.17      9.71      1.64    24.60     20.36      8.48
   KHI          9953      730     93.90     98.10     0.22      2.73      0.56    45.10     30.85      8.14
   KHI          9953      731     98.10     99.60     0.16      0.30      2.88    43.80     30.90      8.70
   KHI          9953      732     99.60    104.00     0.08      0.03      0.80     3.74      4.44      3.85
   KHI          9953      733    104.00    107.50     0.15      0.73      0.81     7.90      7.67      4.75


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9953      734    107.50    111.60     0.06      0.05      0.03     0.20      2.26      2.84
   KHI          9953      735    111.60    112.60     0.06      0.09      0.03     0.76      2.82      4.17
   KHI          9953      736    112.60    122.20     0.34      2.97      0.03     0.42      4.15      5.81
   KHI          9953      737    122.20    125.50     0.85     12.42      0.09    16.44     28.58     19.34
   KHI          9953      738    125.50    128.70     0.33      0.26      0.02     4.95      9.48      8.46
   KHI          9951    37760     84.20     89.30     0.06      0.14      0.01     0.12      0.71      4.43
   KHI          9951    37761     89.30     92.70     0.64      1.14      0.01     1.00      7.26     10.51
   KHI          9951    37762     92.70     95.80     0.23      3.07      0.16     5.51      7.42      6.62
   KHI          9951    37763     95.80     98.40     0.13      1.64      0.01     0.25      4.11      8.98
   KHI          9951    37764     98.40    101.20     2.14      3.57      0.01     0.26     14.59     15.99
   KHI          9951    37765    101.20    105.90     0.94      0.64      0.02     0.35     10.37     10.96
   KHI          9951    37766    105.90    109.60     0.70      0.63      0.05     0.09     32.33     34.32
   KHI          9951    37767    109.60    111.60     0.16      0.38      0.02    12.36     15.36     12.44
   KHI          9951    37768    111.60    114.50     0.27      0.61      0.04     1.83     31.44     33.35
   KHI          9951    37769    114.50    116.70     0.20      1.07      0.04    12.10     28.79     21.99
   KHI          9951    37770    116.70    118.40     0.13      0.20      0.03    30.52     24.15     12.08
   KHI          9951    37771    118.40    120.50     0.05      0.64      0.04    23.58     18.34      5.15
   KHI          9951    37772    120.50    123.60     0.11      0.06      0.05    41.45     27.12      9.42
   KHI          9951    37773    123.60    126.70     0.04      0.15      0.02    43.18     28.47      4.94
   KHI          9951    37774    126.70    129.00     0.16      0.41      0.34    54.63     29.04      4.12
   KHI          9951    37775    129.00    132.90     0.07      0.13      0.01    48.31     26.76      5.16
   KHI          9951    37776    132.90    134.80     0.10      0.06      0.01     1.57      3.96      4.26
   KHI          9948    40150     63.60     65.60     0.41      4.66      0.40    10.13     32.82     25.96
   KHI          9948    40151     65.60     69.20     0.16      0.23      0.32    60.18     31.03      4.42
   KHI          9948    40152     69.20     73.00     0.24      0.86      0.01    28.13     30.21     15.34
   KHI          9948    40153     73.00     75.90     0.20      0.36      0.01    25.63     28.76     15.24
   KHI          9948    40154     75.90     79.20     0.50      2.46      0.51    33.03     28.52     11.10
   KHI          9948    40155     79.20     82.20     0.18      6.72      4.64    31.87     30.27
   KHI          9948    40156     82.20     84.80     0.19     16.52      0.28    26.37     32.56
   KHI          9948    40157     84.20     87.20     0.10      4.00      2.09    45.68     30.34      6.98
   KHI          9948    40158     87.20     91.30     0.12      0.34      2.54    47.49     29.48      5.88
   KHI          9948    40159     91.30     95.30     0.01      0.25      0.01    58.68     31.90      4.88
   KHI          9948    40160     95.30     89.60     0.09      0.29      0.09    58.95     31.60      3.66
   KHI          9948    40161     99.60    103.80     0.10      0.22      0.01    57.65     33.20      5.52
   KHI          9948    40162    103.80    107.30     0.12      0.24      0.03    55.70     32.64      6.22
   KHI          9948    40163    107.30    111.20     0.05      0.06      0.01     2.92      4.80      8.26
   KHI          9948    40164    111.20    114.30     0.20      0.25      0.01    49.80     32.81      7.86


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9948    40165    114.30    117.80     0.16      0.21      0.01    43.05     29.66      8.88
   KHI          9948    40166    142.50    145.40     0.09      0.53      0.01    23.77     34.49     20.08
   KHI          9948    40167    145.40    147.30     0.22      0.21      0.01    28.22     25.38     17.46
   KHI          9948    40168    149.30    151.90     0.33      0.59      0.01    22.89     26.06     23.46
   KHI          9948    40169    151.90    155.60     0.42      0.62      0.01    22.40     25.78     17.46
   KHI          9948    40170    155.60    157.60     0.78      0.88      0.01     4.10     27.25     23.45
   KHI          9948    40171    157.60    168.20     0.57      0.16      0.01     3.34      5.32      4.48
   KHI          9947              69.90     72.00     0.21      5.84      0.02     1.92     34.96     29.42
   KHI          9947              72.00     76.60     0.10      0.77      0.80    40.90     31.25      9.94
   KHI          9947              76.60     81.20     0.22      0.53      0.01    21.20     28.48     15.32
   KHI          9947              81.20     84.00     0.31      0.31      0.01     3.36      6.99      5.80
   KHI          9947              84.00     87.50     0.24      0.41      0.01     8.20     13.95      9.52
   KHI          9946    40343    185.30    189.00     0.06      0.55      0.05     1.46      8.53      8.57
   KHI          9946    40344    189.00    194.70     0.20      0.30      0.06     0.95      7.30      7.00
   KHI          9946    40345    194.70    196.30     0.58      0.62      0.18     0.75     32.73     30.47
   KHI          9946    40346    196.30    201.00     0.15      0.05      0.62    50.85     30.95      7.29
   KHI          9946    40347    201.00    205.60     0.15      0.05      0.31    49.75     29.82      6.39
   KHI          9946    40348    205.60    210.90     0.19      0.05      0.80    25.15     31.37     16.00
   KHI          9946    40349    210.90    216.30     0.19      0.05      1.03    27.45     28.87     13.78
   KHI          9946    40350    216.30    219.80     0.11      0.05      0.62    46.92     30.80      7.88
   KHI          9946    40351    219.80    223.40     0.16      0.05      0.76    52.20     33.92      8.22
   KHI          9946    40352    223.40    227.20     0.15      0.70      0.32    10.36     37.29     32.57
   KHI          9946    40353    227.20    231.00     0.24      1.40      1.22    17.75     31.30     24.41
   KHI          9946    40354    231.00    235.20     0.15      0.15      0.56    48.10     30.05      5.89
   KHI          9946    40355    235.20    239.40     0.15      0.05      0.51    41.55     30.18      9.46
   KHI          9946    40356    239.40    243.60     0.09      0.05      0.40    53.50     33.12      9.26
   KHI          9946    40357    243.60    246.80     0.09      0.05      0.08    20.50     15.84      7.96
   KHI          9946    40358    246.80    250.00     0.09      0.05      0.05     9.20     13.92      9.74
   KHI          9946    40359    250.00    255.30     0.13      0.05      0.13    43.85     31.34     11.01
   KHI          9946    40360    255.30    260.60     0.14      0.05      0.02    44.30     32.93     11.66
   KHI          9946    40361    260.60    265.90     0.14      0.05      0.06    42.90     31.45     11.78
   KHI          9946    40362    265.90    269.60     1.41      0.06      0.06     0.70     27.65     26.12
   KHI          9946    40363    311.00    315.10     0.29      0.58      0.05    52.05     29.94      6.67
   KHI          9946    40364    315.10    319.20     0.11      0.10      0.63    54.40     29.42      6.98
   KHI          9945    40205     89.60     91.60     0.14      0.11      0.04    22.80     26.38     12.79
   KHI          9945    40206     99.00    100.90     0.14      0.23      0.06    12.17     18.02     13.46
   KHI          9945    40207    100.90    103.00     0.58      0.39      0.01    23.92     34.25     21.48


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9945    40208    103.00    105.20     0.19      0.30      0.06    39.24     36.90     17.58
   KHI          9945    40209    105.20    109.30     0.24      0.52      0.01     5.78     19.52     18.14
   KHI          9945    40210    109.30    115.70     0.26      0.92      0.09     7.06     16.50     12.52
   KHI          9945    40211    115.70    118.10     0.05      4.76      0.02    10.36     20.27     17.57
   KHI          9945    40212    118.10    120.90     0.09      2.58      0.01    10.12     13.65      8.57
   KHI          9945    40213    120.90    123.40     0.04      0.87      0.05    15.88     12.34      4.73
   KHI          9945    40214    123.40    124.80     0.17      8.26      0.01     9.22     25.15     20.64
   KHI          9945    40215    124.80    129.00     0.11      0.31      0.02    41.17     33.28     13.93
   KHI          9945    40216    129.00    132.20     0.10      0.25      0.07    49.00     34.00      9.16
   KHI          9945    40217    132.20    136.90     0.08      0.69      0.03    43.87     35.27     13.00
   KHI          9945    40218    136.90    140.90     0.15      0.37      0.01    42.15     36.33     15.00
   KHI          9945    40219    140.90    145.90     0.10      0.29      0.01    44.00     36.66     13.60
   KHI          9945    40220    145.90    151.00     0.14      0.35      0.02    37.34     36.55     17.60
   KHI          9945    40221    151.00    155.00     0.15      0.36      0.06    34.46     36.77     19.20
   KHI          9945    40222    155.00    160.90     0.14      0.23      0.04    46.31     36.99     13.80
   KHI          9945    40223    160.90    165.70     0.13      0.30      0.04    43.93     35.62     11.63
   KHI          9945    40224    165.70    170.70     0.08      0.35      0.03    48.56     34.66     10.29
   KHI          9945    40225    170.70    174.90     0.20      0.48      0.06    50.23     34.78     10.60
   KHI          9945    40226    174.90    178.80     0.21      0.53      0.08    47.34     36.00     12.20
   KHI          9945    40227    178.80    183.30     0.28      0.89      0.03    45.80     36.32     13.90
   KHI          9945    40228    183.30    188.20     0.24      0.69      0.04    46.53     35.83     12.40
   KHI          9945    40229    188.20    194.00     0.13      0.54      0.05    42.35     34.80     13.00
   KHI          9945    40230    194.00    199.40     0.12      0.35      0.04    50.25     35.78      9.80
   KHI          9945    40231    199.40    202.30     0.11      0.23      0.07    49.95     35.58     10.60
   KHI          9945    40232    202.30    206.00     0.57      0.94      0.01     4.44     33.66     30.05
   KHI          9945    40233    206.00    210.00     0.10      0.36      0.01    39.06     36.28     10.60
   KHI          9945    40234    210.00    215.10     0.14      0.27      0.01    40.69     37.07     15.40
   KHI          9945    40235    215.10    219.30     0.11      0.32      0.02    39.76     38.43     17.97
   KHI          9945    40236    219.30    223.20     0.18      0.47      0.04    29.13     39.16     24.20
   KHI          9945    40237    223.20    225.70     0.18      0.31      0.03    35.64     30.10     13.40
   KHI          9945    40238    225.70    230.30     0.19      0.28      0.02    39.10     35.78     16.00
   KHI          9945    40239    230.30    234.00     0.17      0.25      0.03    38.53     34.24     13.60
   KHI          9945    40240    234.00    238.50     0.11      0.20      0.03    47.59     35.35     12.02
   KHI          9945    40241    238.50    242.50     0.15      0.21      0.03    45.01     35.53     13.13
   KHI          9945    40242    242.50    247.10     0.16      0.21      0.03    49.28     34.37     10.13
   KHI          9945    40243    247.10    250.10     0.11      0.20      0.03    49.96     34.75      9.40
   KHI          9945    40244    250.10    255.20     0.09      0.24      0.01    51.67     32.84      6.40


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9945    40245    255.20    258.30     0.09      0.15      0.02    52.47     33.38      7.60
   KHI          9945    40246    258.30    264.10     0.13      0.25      0.08    51.76     34.09      7.60
   KHI          9945    40247    264.10    268.70     0.10      0.23      0.05    52.34     32.12      7.00
   KHI          9945    40248    268.70    273.10     0.11      0.18      0.08    51.88     30.39      6.00
   KHI          9945    40249    273.10    277.70     0.11      0.21      0.07    51.21     30.82      5.40
   KHI          9945    40250    277.70    282.50     0.15      0.23      0.03    49.61     32.40      8.40
   KHI          9945    40251    282.50    286.70     0.10      0.17      0.06    48.99     31.19      7.40
   KHI          9945    40252    286.70    290.50     0.11      0.22      0.06    51.46     33.29     11.80
   KHI          9945    40253    290.50    295.50     0.11      0.85      0.03    44.80     31.85     10.80
   KHI          9945    40254    295.50    298.60     0.14      0.28      0.02    33.90     37.22     19.59
   KHI          9945    40255    298.60    302.10     0.22      0.24      0.04    31.40     34.09     18.36
   KHI          9945    40256    302.10    303.70     0.09      0.13      0.02    21.60     18.74      7.40
   KHI          9944               9.10     10.60     0.04      0.08      0.02    26.37     17.04      4.60
   KHI          9944              14.90     16.30     0.06      0.24      0.02    11.96     10.59      5.58
   KHI          9944              16.30     43.40     0.17      0.19      0.05    35.44     31.25     13.73
   KHI          9944              43.40     45.40     0.25      0.34      0.10     6.48     26.36     23.15
   KHI          9943    40301     70.30     74.60     0.37      1.16      0.03     1.12     25.08     23.91
   KHI          9943    40302     74.60     78.70     0.13      0.46      0.02     6.10     14.29     12.48
   KHI          9943    40303     78.70     81.80     0.15      0.18      0.03     5.42     24.23     21.87
   KHI          9943    40304     81.80     83.00     0.15      0.38      0.05    14.80     22.89     16.98
   KHI          9943    40305     95.00     97.60     0.07      0.08      0.01     5.54      3.50      1.26
   KHI          9943    40306     97.60     99.70     0.07      0.38      0.01    25.30     18.57      7.56
   KHI          9943    40307    113.40    116.70     0.23      0.64      0.07    50.12     32.57      9.59
   KHI          9943    40308    116.70    119.90     0.13      0.10      0.03    45.60     35.62     12.88
   KHI          9943    40309    119.90    123.30     0.12      0.46      0.06    44.20     36.65     13.68
   KHI          9943    40310    123.30    127.80     0.11      0.52      0.01    47.90     35.54     11.84
   KHI          9943    40311    127.80    130.10     0.07      2.33      0.01    52.10     32.01      6.26
   KHI          9943    40312    130.10    134.20     0.07     18.23      0.06    33.17     31.96     12.49
   KHI          9943    40313    134.20    138.00     0.15     11.13      0.07    44.76     31.81      7.68
   KHI          9943    40314    138.00    142.60     0.12      0.86      0.01    45.75     35.00     12.49
   KHI          9943    40315    142.60    147.80     0.13      0.30      0.04    45.30     36.64     13.30
   KHI          9943    40316    147.80    151.30     0.14      4.88      0.01    44.95     34.92     12.20
   KHI          9943    40317    151.30    156.80     0.10      0.12      0.04    49.85     35.23     11.86
   KHI          9943    40318    156.80    160.50     0.11      0.10      0.07    49.15     36.27     11.79
   KHI          9943    40319    160.50    165.00     0.10      0.10      0.06    50.88     35.69      9.63
   KHI          9943    40320    165.00    170.90     0.14      0.24      0.04    33.60     34.70     14.62
   KHI          9943    40321    170.90    175.00     0.16      0.05      0.06    44.50     37.25     14.55


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9943    40322    175.00    179.60     0.14      0.05      0.03    47.40     36.41     12.32
   KHI          9943    40323    179.60    183.50     0.21      0.05      0.04    35.80     38.76     20.27
   KHI          9943    40324    183.50    186.50     0.20      0.05      0.04    45.80     35.96     13.15
   KHI          9943    40325    186.50    192.30     0.13      0.05      0.03    50.40     34.72      9.62
   KHI          9943    40326    192.30    196.30     0.13      0.05      0.05    50.72     34.75      9.80
   KHI          9943    40327    196.30    198.00     0.40      0.05      0.03    44.57     32.14     11.67
   KHI          9942    40328     59.10     60.70     0.19      0.47      0.04     3.45     10.60     10.96
   KHI          9942    40329     63.20     65.40     1.06      4.82      0.02     3.60     34.99     30.70
   KHI          9942    40330     65.40     66.80     0.64      0.75      0.02     1.90     24.67     22.92
   KHI          9942    40331     66.80    108.20     0.16      0.28      0.10    44.38     32.76     11.31
   KHI          9942    40332     60.70     63.20     2.47      1.41      0.02     1.84     28.18     24.69
   KHI          9941    32233     49.00     53.50     0.08      0.59      0.00     0.63      9.57      9.82
   KHI          9941    32234     53.50     56.00     0.10      0.03      0.00     0.23     14.38     12.79
   KHI          9940    40183     59.70     62.80     0.14      2.40      0.01     2.88     18.41     16.34
   KHI          9940    40184     62.80     64.70     0.20      0.36      0.01     0.36     11.72     11.30
   KHI          9940    40185     64.70     68.90     0.41      2.06      0.01     5.76     28.14     23.18
   KHI          9940    40186     68.90     72.20     0.44      4.80      0.01     3.60     36.43     30.16
   KHI          9940    40187     72.20     75.40     0.29      0.40      0.01     9.64     18.32     12.24
   KHI          9940    40188     75.40     80.90     0.09      0.22      0.01     5.52     11.39      9.18
   KHI          9940    40189     80.90     85.40     0.11      0.06      0.01     9.00     13.70      9.64
   KHI          9940    40190     85.40     89.40     0.09      0.16      0.01     4.16     11.47      9.36
   KHI          9940    40191     89.40     91.10     0.19      0.06      0.01    13.24     23.77     15.04
   KHI          9940    40192    112.10    113.50     0.09      0.38      0.01    28.22     27.07     10.94
   KHI          9940    40193    116.60    120.30     0.16      0.22      0.01    40.07     32.47     12.42
   KHI          9940    40194    120.30    125.00     0.13      0.36      0.01    45.79     34.31     12.80
   KHI          9940    40195    125.00    129.30     0.09      0.80      0.01    51.02     34.88     10.44
   KHI          9940    40196    129.30    133.40     0.07      2.10      0.01    46.89     36.30     14.14
   KHI          9940    40197    133.40    137.90     0.07      1.54      0.01    53.80     34.20      9.86
   KHI          9940    40198    137.90    143.40     0.09      0.78      0.01    50.90     34.48      8.72
   KHI          9940    40199    143.40    146.40     0.09      0.20      0.01    50.78     34.09      8.74
   KHI          9940    40200    146.40    151.00     0.12      0.06      0.01    52.43     34.52      8.60
   KHI          9940    40201    151.00    155.80     0.12      0.06      0.01    38.23     26.45      7.94
   KHI          9940    40202    155.80    160.30     0.10      0.02      0.01     5.19      3.32      2.20
   KHI          9940    40203    170.60    175.20     0.14      0.06      0.01    47.45     33.00     10.28
   KHI          9940    40204    175.20    179.00     0.13      0.14      0.01    44.08     33.56     13.82
   KHI          9939    41100     63.00     66.60     0.06      1.08      0.13     3.15      3.65      5.02
   KHI          9939    41101     66.60     68.60     0.31      4.84      0.05    26.24     28.44     16.66


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9939    41105     81.00     85.50     0.31      1.62      0.06    23.30     27.74     15.60
   KHI          9939    41108     94.50     98.30     0.12      0.25      0.03     5.10     10.72      3.70
   KHI          9939    41110    101.40    103.30     0.56      4.84      0.01    23.41     34.43     23.84
   KHI          9939    41116    127.70    132.50     0.13      0.46      0.05    52.87     33.29      8.56
   KHI          9939    41122    157.80    162.90     0.15      0.43      0.05    48.70     35.34     10.88
   KHI          9939    41128    188.30    192.00     0.24      0.40      0.05    30.24     35.15     10.40
   KHI          9939    41131    199.50    203.00     0.29      0.49      0.03    44.84     36.04     13.54
   KHI          9939    41133    211.00    213.60     0.13      0.10      0.04    10.12      8.28      3.96
   KHI          9939    41135    238.20    241.80     0.50      0.50      0.03    40.00     33.38     13.42
   KHI          9938    31634      0.00      2.30     0.34      0.02      0.00    11.25      9.45      3.62
   KHI          9938    31635      2.30      3.50     0.45      0.25      0.00    43.29     29.93      8.92
   KHI          9938    31636      3.50      6.20     0.16      0.01      0.00     4.38      4.09      1.95
   KHI          9938    31637      6.20     10.10     0.31      0.05      0.00    44.51     32.29      9.61
   KHI          9938    31638     10.10     13.30     0.50      0.08      0.71    48.15     28.72      5.99
   KHI          9938    31639     13.30     14.30     0.12      0.06      0.00    17.42     35.38     23.96
   KHI          9938    31640     14.30     17.10     0.35      0.02      0.00    42.82     27.05      6.27
   KHI          9938    31641     24.80     27.30     0.17      0.15      0.00    52.32     27.52      2.79
   KHI          9938    31642     27.30     30.90     0.15      0.12      0.00    57.44     29.06      2.24
   KHI          9938    31643     30.90     33.40     0.31      0.11      0.00     3.22      5.33      4.33
   KHI          9937    40093     77.80     79.80     0.13      0.74      0.01     3.14     11.44      9.44
   KHI          9937    40094     79.80     84.20     0.09      4.18      0.01     1.60      8.99     10.56
   KHI          9937              84.20     88.20     0.15      0.56      0.01     7.62     10.60      8.54
   KHI          9937              88.20     91.90     0.19      0.68      0.01     3.98     33.94     33.30
   KHI          9937              91.20     95.20     0.16      1.66      0.01     2.66     35.32     32.50
   KHI          9937              95.20     98.20     0.66      0.94      0.01     1.58     38.49     33.20
   KHI          9937              98.20    100.50     0.14      0.16      0.01     2.56     17.86     19.06
   KHI          9937             100.50    103.20     0.16      0.24      0.01     2.04     14.87     14.60
   KHI          9937             103.20    105.80     0.18      0.42      0.01     3.60     18.66     17.40
   KHI          9937             105.80    109.30     0.15      0.08      0.01    10.41     16.52     11.56
   KHI          9937             109.30    112.40     0.19      0.20      0.01    21.89     28.02     15.65
   KHI          9937             112.40    114.10     0.95      0.26      0.01     6.64     30.14     21.38
   KHI          9937             114.10    116.30     0.20      0.88      0.01    22.90     34.21     23.88
   KHI          9937             116.30    119.80     0.11      0.64      0.01    28.22     34.92     20.10
   KHI          9937             119.80    122.70     0.13      0.26      0.01    48.90     36.02     12.48
   KHI          9937             122.70    125.10     0.16      0.38      0.01    51.15     34.82     10.28
   KHI          9937             125.10    130.00     0.15      0.24      0.01    55.81     34.53      7.10
   KHI          9937             130.00    134.90     0.16      0.20      0.02    53.18     34.94      9.96


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9937             134.90    138.60     0.17      0.18      0.01    52.76     35.22      9.24
   KHI          9937             138.60    142.80     0.14      0.22      0.01    52.00     35.26     10.56
   KHI          9937             142.80    147.00     0.11      0.20      0.02    52.82     35.54      9.96
   KHI          9937             147.00    151.00     0.11      0.24      0.01    52.10     34.52      9.68
   KHI          9937             151.00    155.10     0.08      0.12      0.01    54.68     64.36      8.60
   KHI          9937             155.10    158.90     0.10      0.24      0.01    54.15     35.23      9.90
   KHI          9937             158.90    161.90     0.14      0.36      0.01    51.67     35.44     11.40
   KHI          9937             161.90    166.70     0.17      0.12      0.01    49.26     36.03     13.36
   KHI          9937             166.70    170.90     0.18      0.30      0.01    40.92     36.71     16.98
   KHI          9937             170.90    174.10     0.14      0.22      0.01    44.56     37.14     15.36
   KHI          9937             174.10    178.20     0.18      0.36      0.01    47.37     36.17     13.92
   KHI          9937             178.20    183.20     0.10      0.40      0.01    46.48     35.75     13.10
   KHI          9937             183.20    186.50     0.10      0.12      0.01    55.71     34.05      8.74
   KHI          9937             186.50    189.30     0.08      0.20      0.01    46.00     35.24     13.26
   KHI          9937             189.30    192.70     0.04      0.40      0.01    40.37     36.06     17.98
   KHI          9937             192.70    196.60     0.12      0.06      0.01    44.56     36.61     16.08
   KHI          9937             196.20    200.00     0.17      0.10      0.01    47.17     34.98     14.48
   KHI          9937             200.00    205.00     0.21      0.08      0.01    45.22     31.70     13.72
   KHI          9937             205.00    210.30     0.09      0.09      0.01    50.76     34.73     11.12
   KHI          9937             210.30    215.00     0.05      0.05      0.01    45.63     34.26     14.92
   KHI          9937             215.00    222.70     0.11      0.11      0.01    50.63     34.20     11.56
   KHI          9937             222.70    228.80     0.11      0.11      0.01    49.13     30.14     17.17
   KHI          9937             228.80    231.90     0.21      0.21      0.01    52.00     35.19     11.62
   KHI          9937             231.90    238.00     0.12      0.12      0.01    49.06     35.18     11.64
   KHI          9937             238.00    243.90     0.10      0.10      0.01    52.32     31.70      9.90
   KHI          9937             243.90    248.90     0.11      0.14      0.01    54.72     32.43      7.78
   KHI          9937             248.90    252.90     0.09      0.06      0.01    55.61     32.12      6.59
   KHI          9937             252.90    256.50     0.09      0.04      0.01    53.63     33.37      9.62
   KHI          9937             256.50    262.00     0.06      0.06      0.01    54.61     32.96      8.84
   KHI          9937             262.00    265.10     0.08      0.15      0.01    55.84     32.12      5.46
   KHI          9937             265.10    269.40     0.07      0.14      0.01    52.52     32.67      6.36
   KHI          9937             269.40    273.10     0.03      0.16      0.01    54.68     31.70      6.22
   KHI          9937             273.10    279.00     0.09      0.07      0.01    54.48     32.54      7.14
   KHI          9937             279.00    283.90     0.04      0.15      0.01    51.80     31.44      7.14
   KHI          9937             283.90    289.70     0.18      0.17      0.01    49.32     33.70      8.92
   KHI          9937             289.70    293.60     0.11      0.20      0.01    44.82     35.79     12.70
   KHI          9937             293.60    297.20     0.10      0.20      0.01    46.80     35.05     12.26


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9937             297.20    301.90     0.09      0.20      0.01    45.90     34.50     10.96
   KHI          9937             301.90    304.40     0.18      0.18      0.01    38.36     26.85      8.22
   KHI          9936      673      0.00      4.40     0.14      0.42      0.00     5.90      6.36      3.45
   KHI          9936      674     50.80     51.50     0.15      0.27      0.03    36.61     20.20      5.12
   KHI          9936      675     51.50     53.10     0.20      0.32      0.01     7.95     15.84     11.69
   KHI          9936      676     53.10     54.10     0.12      0.31      0.02     3.33     10.73      8.71
   KHI          9935             132.00    143.90     0.01      0.72      0.04     0.12      2.55      5.17
   KHI          9935             143.90    157.50     0.31      3.64      0.11     0.79     32.36     28.06
   KHI          9935             157.50    186.60     0.21      0.48      1.29    17.74     27.83     17.74
   KHI          9935             186.60    191.00     0.16      0.43      1.95    26.99     33.97     18.78
   KHI          9935             218.60    252.70     0.07      0.25      5.62    54.69     30.96      2.66
   KHI          9934    40076    179.80    182.50     0.04      0.63      0.01     0.17      7.14      9.42
   KHI          9934    40077    186.20    190.10     0.04      0.30      0.01     0.25      4.71      6.89
   KHI          9934    40078    190.10    193.70     0.03      0.53      0.02     0.38      5.10      5.10
   KHI          9934    40079    193.70    197.30     0.04      0.12      0.03     0.35      3.87      5.05
   KHI          9934    40080    207.60    210.00     0.02      2.29      0.06     0.88     26.75     23.60
   KHI          9934    40081    210.00    213.90     0.04      1.50      0.09     0.56     32.60     29.28
   KHI          9934    40082    213.90    217.80     0.05      0.16      0.04     0.84     37.21     34.68
   KHI          9934    40083    217.80    221.00     0.03      6.44      0.06     0.80     32.33     33.30
   KHI          9934    40084    221.00    224.70     0.07      1.73      0.02     0.52     34.12     31.12
   KHI          9934    40085     24.70    226.40     0.06      0.22      0.08    14.00     17.76     11.94
   KHI          9934    40086    228.40    230.40     0.04      0.72      0.08     0.80     20.68     16.66
   KHI          9934    40087    235.60    238.10     0.02      0.49      0.07     2.68     26.16     28.71
   KHI          9934    40088    238.10    241.40     0.03      0.41      0.06     0.72     15.97     16.60
   KHI          9934    40089    241.40    242.09     0.05      0.30      0.07     3.60      6.54      5.91
   KHI          9934    40090    248.10    252.00     0.11      0.15      0.07    18.16     11.59      4.25
   KHI          9934    40091    258.80    261.00     0.10      0.76      0.11     7.84     16.03     12.52
   KHI          9934    40092    261.00    267.10     0.10      0.57      0.13     2.44     21.35     20.10 "From" value is
                                                                                                            uncertain
   KHI          9933    41198     86.50     89.40     3.78      1.18      0.01    41.02     39.54     36.74
   KHI          9933    41199     89.40     91.70     0.44      1.44      0.17     5.08     30.86     13.82
   KHI          9933    41200     91.70     94.70     0.09      0.58      0.01    34.03     10.09     10.66
   KHI          9933    41201     94.70     97.30     0.06      0.63      1.74    11.40     26.33     11.30
   KHI          9933    41202    100.20    101.60     0.01      0.14      0.01    32.91      9.41      5.78
   KHI          9933    41203    101.60    103.10     0.01      0.53      0.91     2.05     28.62     12.24
   KHI          9932    40389     67.40     68.40     0.94      1.16      0.13     2.05     13.33     15.87
   KHI          9932    40390     68.40     73.30     1.38      7.10      0.06     1.20     28.68     32.34
   KHI          9932    40391     73.30     74.70     0.53     12.95      0.04    25.93     30.83     20.37


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9932    40392     74.70     76.80     0.30      0.05      0.08    37.02     26.39      9.75
   KHI          9932    40393     76.80     78.30     0.10      5.02      0.06     9.65     24.71     20.72
   KHI          9932    40394     78.30     83.00     0.38     10.10      2.33    25.91     28.37     14.18
   KHI          9932    40395     83.00     87.80     0.15      7.45      3.38    41.32     29.62      8.35
   KHI          9932    40396     87.30     92.50     0.10      3.06      9.08    32.04     26.06      8.29
   KHI          9932    40397     92.50     97.30     0.14      7.02      5.16    15.08     15.20      6.95
   KHI          9932    40398     97.30    102.10     0.10      3.65      3.81    26.16     20.91      6.62
   KHI          9932    40399    102.10    104.30     0.08      0.39      7.13    40.18     26.98      7.43
   KHI          9932    40400    104.30    109.20     0.04      0.05      0.11    53.93     29.90      4.20
   KHI          9932    40401    109.20    114.20     0.18      0.16      0.04    53.02     33.01      9.51
   KHI          9932    40402    116.30    119.80     0.60      1.10      0.09     6.50     32.43     29.49
   KHI          9932    40403    129.60    133.60     0.16      0.05      0.20    45.70     33.37     12.17
   KHI          9932    40404    133.60    137.60     0.07      0.20      0.06    48.93     32.71      9.56
   KHI          9932    40405    137.60    141.60     0.10      0.05      0.06    48.19     33.12     10.14
   KHI          9932    40406    141.60    145.60     0.09      0.05      0.04    50.35     34.68      9.02
   KHI          9932    40407    145.60    149.80     0.17      0.16      0.10    52.32     34.19      9.77
   KHI          9932    40408    149.80    151.60     2.59      0.75      0.08     2.23     21.67     19.56
   KHI          9931    40365     53.20     56.20     0.10      0.75      0.04     3.02     11.72     10.31
   KHI          9931    40366     56.20     59.30     0.05      0.38      0.03     3.10      6.31      2.47
   KHI          9931    40367     59.30     63.00     0.11      0.87      0.04     1.78      6.40      7.72
   KHI          9931    40368     63.00     68.80     0.16      1.01      0.02     2.13     30.23     24.81
   KHI          9931    40369     68.80     74.90     0.04      0.25      0.63     7.21      6.16      8.99
   KHI          9931    40370     74.90     78.00     0.12      0.53      0.01    19.30     21.33     12.34
   KHI          9931    40371     78.00     80.00     0.11      0.22      0.04    42.43     32.15     12.00
   KHI          9931    40372     80.00     83.70     0.18      0.28      0.06    36.68     32.83     13.58
   KHI          9931    40373     83.70     88.40     0.13      0.21      0.41    45.86     34.26     11.69
   KHI          9931    40374     88.40     93.20     0.12      0.26      1.49    46.55     35.62     11.25
   KHI          9931    40375     93.20     97.90     0.16      0.17      0.18    45.18     35.15     11.48
   KHI          9931    40376     97.90    102.70     0.37      0.19      0.05    49.40     34.39     10.69
   KHI          9931    40377    102.70    107.40     0.14      0.17      0.07    48.80     34.35     10.43
   KHI          9931    40378    107.40    112.60     0.17      0.21      0.03    14.14     19.03     11.39
   KHI          9931    40379    112.60    116.90     0.22      0.11      0.94    50.05     33.66     10.01
   KHI          9931    40380    116.90    121.10     0.13      0.18      0.04    50.85     34.16      9.86
   KHI          9931    40381    121.10    125.40     0.12      0.19      0.09    48.88     31.10      8.53
   KHI          9931    40382    125.40    129.60     0.13      0.05      0.06    49.45     32.77      9.48
   KHI          9931    40383    129.60    133.90     0.19      0.14      0.03    40.83     32.53     13.36
   KHI          9931    40384    133.90    137.90     0.22      0.15      0.02    17.43     31.79     20.13


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9931    40385    153.30    156.40     0.20      0.21      0.09    40.05     33.15     13.01
   KHI          9931    40386    156.40    161.90     1.91      0.13      0.06     4.77     31.19     27.00
   KHI          9931    40387    161.90    165.30     0.31      0.19      0.03    42.80     34.52     13.07
   KHI          9931    40388    165.30    168.80     0.14      0.21      0.04    47.62     34.94     11.53
   KHI          9930    40808     74.50     77.80     0.06      2.06      0.25     2.34     31.44     30.18
   KHI          9930    40809     77.80     81.20     0.83      1.22      0.01     3.70     36.71     34.32
   KHI          9930    40810     81.20     84.80     1.38      0.95      0.14    11.70     40.77     34.14
   KHI          9930    40811     84.80     88.30     0.20      1.82      0.16     6.86     41.95     37.58
   KHI          9930    40812     88.30     92.00     0.14      0.36      1.61    24.92     38.34     27.90
   KHI          9930    40813     92.00    108.00     0.14      0.09      0.01    18.52     36.71     28.62
   KHI          9930    40814    104.60    108.00     0.05      0.09      1.05    56.07     30.46      3.86
   KHI          9930    40815    108.00    112.50     0.06      0.18      2.76    38.29     26.79      9.22
   KHI          9930    40816    112.50    116.20     0.02      0.20      0.09    36.50     27.79     11.14
   KHI          9930    40817    116.20    120.50     0.11      0.27      0.08    37.74     34.42     17.72
   KHI          9930    40818    120.50    124.70     0.28      0.54      0.06    25.18     37.29     25.46
   KHI          9930    40819    124.70    130.90     0.20      0.35      0.03    29.92     35.88     20.34
   KHI          9930    40820    130.90    133.60     0.19      0.25      0.13    37.74     33.15     17.04
   KHI          9930    40821    133.60    138.40     0.09      0.14      0.19    21.78     17.80      7.62
   KHI          9930    40822    138.40    143.80     0.10      0.87      0.11    38.81     32.12     16.44
   KHI          9930    40823    143.80    148.50     0.05      1.02      0.06    39.31     35.36     16.20
   KHI          9930    40824    148.50    152.80     0.10      0.57      0.06    40.36     36.97     19.06
   KHI          9930    40825    152.80    159.90     0.19      0.56      0.08    32.04     37.58     21.72
   KHI          9930    40826    159.90    163.90     0.19      0.59      0.05    22.28     40.19     29.44
   KHI          9930    40827    163.90    167.90     0.10      0.33      0.11    41.24     35.25     15.58
   KHI          9930    40828    167.90    172.00     0.10      0.33      0.08    49.60     34.47     11.36
   KHI          9930    40829    172.00    175.60     0.12      0.34      0.07    41.32     36.27     16.88
   KHI          9930    40830    175.60    179.10     0.10      0.31      0.06    43.96     36.14     15.38
   KHI          9930    40831    179.10    184.30     0.16      0.42      0.06    40.72     37.32     17.80
   KHI          9930    40832    184.30    188.00     0.31      0.68      0.07    42.25     37.11     18.80
   KHI          9930    40833    188.00    193.60     0.10      0.29      0.11    48.94     35.14     13.22
   KHI          9930    40834    193.60    199.20     0.11      0.01      0.10    50.08     35.48     13.66
   KHI          9930    40835    199.20    204.10     0.08      0.16      0.13    52.24     34.51     10.66
   KHI          9930    40836    204.10    206.50     0.11      0.25      0.10    43.20     34.06     15.42
   KHI          9929    40409     97.20    101.00     0.30      0.84      0.05     2.30     25.56     24.73
   KHI          9929    40410    101.00    104.80     0.34      1.57      0.06     5.80     37.08     32.91
   KHI          9929    40411    104.80    107.90     0.36      0.12      0.08     6.91     23.89     19.52
   KHI          9929    40412    107.90    110.00     0.14      0.05      0.05    12.03     24.05     19.12


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9929    40413    110.00    113.80     0.16      0.05      2.68    24.89     30.50     18.74
   KHI          9929    40414    113.80    117.60     0.07      0.05      2.43    28.76     33.65     20.19
   KHI          9929    40415    117.60    121.50     0.29      0.05      2.83    29.08     34.60     17.28
   KHI          9929    40416    121.50    125.40     0.13      0.05      1.76    37.61     30.68     12.23
   KHI          9929    40417    125.40    129.30     0.10      0.05      0.80    49.92     29.55      6.71
   KHI          9929    40418    129.30    133.20     0.14      0.05      0.44    46.39     32.27      9.78
   KHI          9929    40419    133.20    137.10     0.11      0.05      0.08    51.42     35.26     10.10
   KHI          9929    40420    137.10    141.00     0.14      0.05      3.05    45.65     34.49     11.19
   KHI          9929    40421    141.00    144.90     0.11      0.05      5.46    23.46     20.21      8.68
   KHI          9929    40422    144.90    148.80     0.23      0.12      0.06    42.37     35.26     14.69
   KHI          9929    40423    148.80    152.70     0.16      0.05      0.21    48.93     32.81      9.86
   KHI          9929    40424    152.70    156.60     0.14      0.05      0.09    50.40     33.93      9.44
   KHI          9929    40425    156.60    160.50     0.12      0.05      0.06    53.50     33.74      8.23
   KHI          9929    40426    160.50    164.40     0.11      0.05      0.08    51.00     34.15     10.40
   KHI          9929    40427    164.40    168.30     0.18      0.05      0.09    48.42     34.21     14.50
   KHI          9929    40428    168.30    172.20     0.18      0.05      0.46    46.40     35.11     12.78
   KHI          9929    40429    172.20    176.10     0.13      0.05      0.20    53.28     34.05      8.88
   KHI          9929    40430    176.10    180.00     0.15      0.05      0.13    49.06     33.20     10.82
   KHI          9929    40431    180.00    183.90     0.18      0.05      0.08    45.11     32.74     13.07
   KHI          9929    40432    183.90    187.80     0.17      0.05      0.08    45.00     32.88     12.85
   KHI          9929    40433    187.80    191.70     0.16      0.05      0.17    30.65     28.15     13.92
   KHI          9929    40434    191.70    195.60     0.12      0.05      0.07    52.27     33.48      9.56
   KHI          9929    40435    195.60    199.50     0.13      0.05      0.11    49.70     33.52     10.89
   KHI          9929    40436    199.50    203.40     0.19      0.05      0.06    49.06     34.83     12.25
   KHI          9929    40437    203.40    207.30     0.22      0.05      0.10    47.30     35.07     13.72
   KHI          9929    40438    207.30    211.20     0.14      0.05      0.06    51.15     34.76      9.89
   KHI          9929    40439    211.20    215.10     0.23      0.12      0.03    39.27     37.05     15.26
   KHI          9929    40440    215.10    219.00     0.17      0.05      0.04    38.40     36.56     15.58
   KHI          9929    40441    219.00    222.90     0.16      0.20      0.26    45.18     35.00     11.48
   KHI          9929    40442    222.90    226.80     0.16      0.05      0.09    47.65     34.89      9.52
   KHI          9929    40443    226.80    230.70     0.12      0.08      0.04    50.93     33.85      9.15
   KHI          9929    40444    230.70    234.60     0.16      0.05      0.13    45.05     36.37     13.41
   KHI          9929    40445    234.60    238.50     0.15      0.05      0.07    47.89     35.49     11.62
   KHI          9929    40446    238.50    242.40     0.14      0.05      0.07    48.71     34.08     10.39
   KHI          9929    40447    242.40    246.30     0.17      0.05      0.11    45.37     35.41     10.26
   KHI          9929    40448    246.30    250.20     0.21      0.05      0.07    38.40     36.80     14.37
   KHI          9929    40449    250.20    254.10     0.20      0.05      0.41    41.95     36.59     14.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9929    40450    254.10    258.00     0.18      0.08      0.07    41.20     36.73     15.44
   KHI          9929    40451    258.00    261.90     0.29      0.05      0.26    37.15     37.09     16.92
   KHI          9929    40452    261.90    265.80     0.19      0.05      0.04    44.08     37.24     13.55
   KHI          9929    40453    265.80    269.70     0.15      0.05      0.06    46.98     36.45     12.51
   KHI          9929    40454    269.70    273.60     0.17      0.12      0.22    45.30     36.23     13.52
   KHI          9929    40455    273.60    277.50     0.19      0.05      0.03    41.40     36.89     15.15
   KHI          9929    40456    277.50    281.40     0.21      0.08      0.32    44.95     35.69     12.86
   KHI          9929    40457    281.40    285.30     0.20      0.05      0.03    41.36     36.30     14.16
   KHI          9929    40458    285.30    289.20     0.22      0.05      0.07    43.34     35.46     14.13
   KHI          9929    40459    289.20    293.10     0.19      0.05      0.05    46.20     35.23     17.78
   KHI          9929    40460    293.10    297.00     0.21      0.05      0.04    45.00     36.61     13.51
   KHI          9929    40461    297.00    300.90     0.25      0.05      0.05    42.70     35.97     13.94
   KHI          9929    40462    300.90    304.80     0.12      0.05      0.02    39.86     28.26     10.68
   KHI          9929    40463    304.80    308.70     0.42      0.05      0.03    40.98     28.40      9.07
   KHI          9929    40464    308.70    312.60     0.30      0.05      0.02    43.46     32.13     11.39
   KHI          9929    40465    312.60    315.00     0.09      0.05      0.01    25.10     20.05      8.75
   KHI          9928      742     37.90     41.30     0.30      0.24      0.04     8.38     23.34     11.83
   KHI          9928      743     41.30     43.40     0.15      1.00      0.88     0.21     30.39     24.23
   KHI          9928      744     43.40     47.10     0.08      0.15      0.03     0.72      3.73      4.65
   KHI          9928      745     51.70     52.40     0.10      1.27      0.02     0.08      6.04      8.40
   KHI          9927    40762    202.30    208.80     0.39      0.29      0.03     0.11      7.32      9.59
   KHI          9927    40763    215.00    221.60     0.26      0.31      0.01     2.52      4.69      5.74
   KHI          9926              66.90     69.20     0.98      4.36      0.13     0.68     21.56     19.46
   KHI          9926              69.20     72.20     0.13      1.64      0.11     1.88     32.58     28.42
   KHI          9926              72.20     75.30     0.47     16.40      0.08     8.76     31.39     26.32
   KHI          9926              75.30     77.50     0.22     10.88      0.11    33.33     25.12     21.72
   KHI          9926              77.50     81.90     0.14      7.68      0.29    21.05     27.38     11.36
   KHI          9926              81.90     84.80              14.72      2.15              27.56     14.48
   KHI          9926              84.80     90.40              12.96      3.04    31.83     25.58      7.12
   KHI          9926              90.40     92.30              10.56      1.75     7.68     14.50      7.48
   KHI          9926              92.30     96.00     0.21      5.92      1.41     6.12     11.13      6.72
   KHI          9926              96.00     98.90     0.22     24.64      3.28    11.32     24.59     13.27
   KHI          9926              98.90    102.80     0.16     18.15      8.05    12.08     22.97     10.84
   KHI          9926             102.80    104.90     0.09      1.68      0.50     1.16      2.98      1.48
   KHI          9926             104.90    108.00     0.28      5.28     13.10    28.35     27.58      9.16
   KHI          9926             108.00    110.90     0.10      0.56      0.90    15.80     11.47      8.72
   KHI          9926             110.90    116.50     0.20      0.48      0.22    42.94     34.32     11.56


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9926             116.50    119.70     0.18      0.24      0.20    15.01     33.51      9.36
   KHI          9926             119.70    124.50     0.19      0.28      0.18    43.59     32.68      8.80
   KHI          9926             124.50    126.90     0.12      0.48      0.18    21.53     17.45      6.32
   KHI          9926             134.30    136.80     0.06      0.24      0.19     4.92      5.61      3.95
   KHI          9926             136.80    140.70     0.20      0.20      0.25    24.36     19.31      9.48
   KHI          9925    31396      0.00      0.90     0.05      0.04      0.00     6.05     13.23     11.29
   KHI          9925    31397      0.90      2.60     0.16      0.23      0.00    23.69     31.69     20.20
   KHI          9925    31398      8.80     12.70     0.14      0.30      0.00    42.68     32.70     12.35
   KHI          9925    31399     12.70     14.50     0.23      0.40      0.24    20.64     42.59     30.25
   KHI          9925    31400     14.50     16.50     0.19      0.36      0.00    42.50     33.67     12.64
   KHI          9925    31401     16.50     18.30     0.13      0.30      0.00    29.48     27.60     14.36
   KHI          9925    31402     37.30     37.80     0.01      0.19      0.00    33.39     26.51      4.21
   KHI          9925    31403     49.00     49.60     0.14      0.18      0.00     8.45     22.28     18.47
   KHI          9925    31404     51.90     52.40     0.23      0.06      0.00     2.90     19.14     18.09
   KHI          9925    31405     52.40     53.20     0.09      0.15      1.98    40.28     29.52     11.20
   KHI          9925    31406     53.20     55.60     0.31      0.03      0.00     3.98     39.26     34.84
   KHI          9925    31407     55.60     57.00     0.02      0.57      0.00     2.22      3.30      4.59
   KHI          9924    40511     69.70     72.90     0.64      1.36      0.01     8.19     37.28     31.65
   KHI          9924    40512     72.90     81.30     0.53      0.66      0.01     2.88     26.65     23.75
   KHI          9924    40513     81.30     85.00     0.26      0.13      0.01    18.40     31.14     19.62
   KHI          9924    40514     85.00    121.60     0.19      0.34      0.53    34.08     30.19     10.55
   KHI          9924    40515    121.60    156.70     0.12      0.29      0.12    46.11     33.91      9.28
   KHI          9924    40516    156.70    161.60     0.16      0.29      0.01    35.56     29.96     12.19
   KHI          9923              77.19     90.70     0.18      0.54      0.02     6.70     31.84     25.08
   KHI          9923              90.70    117.80     0.10      0.18      0.01    23.73     15.35      4.08
   KHI          9923             117.80    120.60     0.21      0.24      0.01     2.91     13.31     10.66
   KHI          9923             120.60    146.20     0.06      0.20      0.04    56.83     31.03      3.32
   KHI          9923             146.20    181.00     0.11      0.21      0.02    47.05     32.42      5.82
   KHI          9923             181.00    210.00     0.17      0.26      0.03    47.33     34.36      6.08
   KHI          9923             210.00    222.20     0.34      0.74      0.88    12.20     23.90     17.02
   KHI          9923             222.20    230.90     0.22      0.24      0.01    36.81     37.94     18.30
   KHI          9922    40257     97.20    100.00     0.31      0.53      0.06     3.04     11.23     12.58
   KHI          9922    40258    100.00    104.00     0.12      2.40      0.09     6.48     24.96     20.46
   KHI          9922    40259    104.00    106.50     0.07      0.53      0.03     1.34
   KHI          9922    40260    106.50    110.70     0.18      2.40      0.04     1.68
   KHI          9922    40261    110.70    113.70     0.17      1.07      0.03     1.64
   KHI          9922    40262    113.70    116.60     0.04      1.14      0.04     1.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9922    40263    116.60    119.50     0.14      0.21      0.07    29.32
   KHI          9922    40264    119.50    123.10     0.22      0.12      0.73    31.86
   KHI          9922    40265    123.10    127.00     0.15      0.03      0.95    27.27
   KHI          9922    40266    127.00    131.90     0.21      0.13      0.06    20.39
   KHI          9922    40267    131.90    137.30     0.19      0.03      0.07     9.24
   KHI          9922    40268    137.30    140.10     0.11      0.39      0.01    10.08
   KHI          9922    40269    140.10    144.00     0.14      0.20      3.92    35.32
   KHI          9922    40270    144.00    149.30     0.08      0.21      0.13    55.53
   KHI          9922    40271    149.30    152.90     0.05      0.12      0.17    59.70
   KHI          9922    40272    152.90    157.30     0.04      0.05      0.03    44.05
   KHI          9922    40273    157.30    162.40     0.08      0.05      0.02    56.07
   KHI          9922    40274    162.40    168.00     0.15      0.05      0.03    50.08
   KHI          9922    40275    168.00    172.60     0.15      0.05      0.03    46.65
   KHI          9922    40276    172.60    177.20     0.21      0.15      0.03    42.37
   KHI          9922    40277    177.20    181.80     0.18      0.05      0.02    39.65
   KHI          9922    40278    181.80    184.10     0.11      0.05      0.01    15.22
   KHI          9922    40279    184.10    186.70     0.16      0.05      0.01    48.90
   KHI          9922    40280    186.70    215.90     0.03      0.05      0.01     5.55
   KHI          9922    40281    215.90    220.50     0.81      0.28      0.01    16.42
   KHI          9922    40282    220.50    224.70     0.37      0.45      0.12    37.65
   KHI          9922    40283    224.70    227.50     0.66      1.10      0.01    33.06
   KHI          9922    40284    227.50    232.10     0.39      0.30      0.07    35.30
   KHI          9922    40285    232.10    236.90     0.22      0.05      0.07    46.05
   KHI          9922    40286    236.90    242.00     0.49      0.45      0.03    42.85
   KHI          9922    40287    242.00    245.00     1.25      0.84      0.01    16.83
   KHI          9922    40288    245.00    249.70     2.34      2.20      0.03    11.98
   KHI          9922    40289    249.70    252.00     0.36      0.25      0.02    38.15
   KHI          9922    40290    252.00    256.40     0.20      0.10      0.02    47.30
   KHI          9922    40291    256.40    259.90     0.17      0.10      0.05    45.64
   KHI          9922    40292    259.90    264.40     0.18      0.10      0.02    45.60
   KHI          9922    40293    264.40    269.90     0.18      0.08      0.04    45.66
   KHI          9922    40294    269.90    275.60     0.15      0.08      0.02    48.26
   KHI          9922    40295    275.60    281.40     0.10      0.08      0.04    52.90
   KHI          9922    40296    281.40    285.00     0.25      0.25      0.02    43.15
   KHI          9922    40297    285.00    288.00     0.28      0.25      0.02    37.45
   KHI          9922    40298    288.00    293.90     0.19      0.15      0.02    45.65
   KHI          9922    40299    293.90    298.20     0.15      0.08      0.28    45.86


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9922    40300    298.20    301.20     0.11      0.15      0.02    25.76
   KHI          9921             145.50    149.10     0.11      2.88      0.56     3.34      6.39      8.40
   KHI          9921             149.10    153.30     0.03      1.74      0.12     0.66      6.70     10.00
   KHI          9921             153.30    156.40     0.39      4.32      0.08     2.10     24.21     23.60
   KHI          9921             156.40    159.80     0.35      3.96      0.05     1.78     27.97     25.80
   KHI          9921             159.80    164.70     0.80      2.06      0.02     0.64     33.77     30.00
   KHI          9921             164.70    168.40     0.55      2.88      0.61     3.36     38.23     32.80
   KHI          9921             168.40    171.20     0.14      3.54      0.04     1.20     36.82     32.60
   KHI          9921             171.20    175.50     0.06      1.26      0.02    38.14     34.10     17.20
   KHI          9921             175.50    180.60     0.30      0.12      6.70    40.15     32.06     13.20
   KHI          9921             180.60    185.90     0.14      0.22      8.33    33.49     31.37     12.28
   KHI          9921             185.90    190.60     0.04      0.12      2.16    52.76     30.00      5.74
   KHI          9921             190.60    195.10     0.10      0.17      1.65    48.96     31.53      7.72
   KHI          9921             195.10    200.00     0.10      0.23      8.00    41.37     31.79     10.08
   KHI          9921             200.00    205.60     0.09      0.17      9.78    36.87     31.06     10.62
   KHI          9921             205.60    210.60     0.15      0.20      7.61    38.94     29.56      9.52
   KHI          9921             210.60    216.60     0.13      0.20      7.36    35.29     29.99     12.62
   KHI          9921             216.60    221.00     0.08      0.09      0.73    28.64     25.56     11.70
   KHI          9921             221.00    226.60     0.16      0.27      0.11    39.59     33.73     13.84
   KHI          9921             226.60    232.50     0.33      0.27      0.04    23.48     38.09     25.42
   KHI          9921             232.50    236.30     0.20      0.22      0.07    35.75     34.13     17.24
   KHI          9921             236.30    241.00     0.03      0.02      0.03     2.04      2.39      3.18
   KHI          9921             249.80    252.80     0.04      0.02      0.03     3.74      2.96      2.96
   KHI          9921             252.80    257.00     0.67      0.17      0.01    43.41     28.91     10.92
   KHI          9921             257.00    260.70     0.02      0.06      0.01    10.80      6.65      4.36
   KHI          9921             260.70    264.80     0.01      0.02      0.03     2.50      1.73      1.98
   KHI          9921             264.80    268.50     0.03      0.07      0.09     4.08      4.05      4.04
   KHI          9921             268.50    271.00     0.01      0.14      0.08    12.50      7.07      3.44
   KHI          9921             271.00    273.00     0.10      0.21      0.01    56.47     27.17      5.36
   KHI          9921             273.00    275.60     0.01      0.04      0.03    25.72     15.63      5.16
   KHI          9921             275.60    279.40     0.08      0.06      0.02    34.02     21.80      8.24
   KHI          9921             279.40    284.70     0.02      0.30      0.02    53.74     28.87      4.62
   KHI          9921             284.70    288.60     0.01      0.15      0.16    54.76     27.55      4.76
   KHI          9921             288.60    292.60     0.53      0.43      0.07     4.74      4.92      5.00
   KHI          9921             292.60    295.80     0.03      0.20      0.02    49.91     24.60      4.50
   KHI          9921             295.80    298.60     0.02      0.13      0.08    59.33     28.76      4.58
   KHI          9921             298.60    300.70     0.01      0.17      0.03    60.21     29.38      5.96


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9921             300.70    304.70     5.59      5.00      0.11     2.10     26.50      7.16
   KHI          9921             304.70    308.70     5.49      4.96      1.43     7.70     23.43     21.48
   KHI          9920    31686      0.00      2.00     1.77      0.30      0.00     0.90     35.18     33.17
   KHI          9920    31687      6.60      8.10     0.95      0.30      0.00     0.69     31.25     29.97
   KHI          9920    31688     12.70     16.50     1.82      0.06      0.00     0.21     10.53     11.23
   KHI          9920    31689     20.20     26.60     0.86      0.16      0.00     0.42     15.38     15.61
   KHI          9919    40536    190.50    197.70     0.20      1.30      0.15     0.90      5.53      5.20
   KHI          9919    40537    197.70    201.30     0.30      2.34      0.08     0.18      4.59      3.62
   KHI          9919    40538    201.30    204.90     0.42      0.82      0.07     0.12      3.05      3.69
   KHI          9919    40539    204.90    212.20     0.09      1.30      0.13     0.41      7.87      7.71
   KHI          9919    40540    216.00    220.50     0.09      0.99      0.08     0.81     43.88     39.48
   KHI          9919    40541    220.50    231.90     0.17      4.15      0.18     1.90     28.20     25.47
   KHI          9919    40542    231.90    234.90     0.15      0.25      0.18    34.27     34.34     15.18
   KHI          9919    40543    234.90    237.20     0.20      1.67      0.01     0.27     10.45      9.72
   KHI          9919    40544    237.20    238.10     0.18      0.63      0.01    32.62     22.19      5.58
   KHI          9919    40545    238.10    241.50     0.33      1.63      0.01     9.18     10.45      5.76
   KHI          9919    40546    241.50    250.70     0.08      0.33      0.09     7.84      7.23      4.30
   KHI          9919    40547    250.70    253.50     0.11      1.21      0.01     1.71      4.96      5.43
   KHI          9919    40548    253.50    256.90     0.22      5.81      0.07     2.16     21.05     18.85
   KHI          9919    40549    285.10    298.50     0.13      0.96      0.01     1.98      5.62      4.14
   KHI          9918    31690      0.00      1.40     0.13      0.01      0.00     4.54      5.20      3.62
   KHI          9918    31691      1.40      3.50     0.18      0.08      0.00    35.16     24.22      7.25
   KHI          9918    31692      3.50      6.70     0.23      0.02      0.00    15.47     24.20     15.33
   KHI          9918    31693      6.70     11.50     0.24      0.30      0.00    34.37     34.01     16.17
   KHI          9918    31694     11.50     14.00     0.21      0.18      0.00    22.70     17.71      7.25
   KHI          9918    31695     14.00     17.80     0.22      0.27      0.00    37.17     30.96     12.27
   KHI          9918    31696     17.80     19.00     0.17      0.06      0.00     9.13      6.19      2.51
   KHI          9918    31697     19.00     24.10     0.23      0.25      0.00    36.32     35.73     16.73
   KHI          9918    31698     24.10     28.50     0.17      0.15      0.00    32.15     35.31     18.40
   KHI          9918    31699     28.50     30.10     0.13      0.20      0.00    37.17     34.56     15.05
   KHI          9918    31700     30.10     34.00     0.44      0.44      0.00    41.18     34.72     13.94
   KHI          9918    31701     34.00     34.90     0.12      0.30      0.00    42.66     35.82     13.94
   KHI          9918    31702     34.90     37.90     0.15      0.22      0.00    57.12     30.68      3.07
   KHI          9918    31703     37.90     38.96     1.30      0.14      0.00    11.67     21.21     15.89
   KHI          9918    31704     38.96     40.50     0.16      0.37      0.00    55.96     31.12      3.62
   KHI          9917    40496     72.50     75.60     0.12      2.61      0.09    13.17     29.87     23.43
   KHI          9917    40497     82.90     86.10     0.09      0.43      0.06    22.68     20.44     10.41


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9917    40498     86.10     89.80     0.09      3.60      0.08     6.36     13.46     11.76
   KHI          9917    40499     91.20     92.50     0.10      0.54      0.16    15.39     13.63      7.20
   KHI          9917    40500     99.10    101.80     0.09      0.33      0.06    32.90     25.84      9.57
   KHI          9917    40501    101.80    107.70     0.05      0.17      0.03    17.26     13.15      5.10
   KHI          9917    40502    107.70    110.00     0.15      0.13      0.01     3.75      6.00      4.86
   KHI          9917    40503    110.00    114.50     0.13      0.29      0.03    39.28     31.49     12.24
   KHI          9917    40504    114.50    119.00     0.10      0.24      0.05    34.59     25.65      8.49
   KHI          9917    40505    119.00    123.50     0.10      1.22      0.11    45.69     30.02      6.90
   KHI          9917    40506    123.50    128.00     0.10      0.72      0.06    46.80     33.35      9.60
   KHI          9917    40507    128.00    132.50     0.13      0.39      0.01    47.00     33.88     10.11
   KHI          9917    40508    132.50    145.80     0.19      0.55      0.04    37.82     30.24     10.95
   KHI          9917    40509    145.80    149.20     1.58      0.80      0.01     5.25     21.64     20.10
   KHI          9917    40510    149.20    152.60     2.22      1.10      0.05     3.21     20.60     20.91
   KHI          9916    40670    115.10    117.90     0.63      1.15      0.79     4.28      5.71      4.05
   KHI          9916    40671    117.90    121.50     0.23      6.06      0.06     9.14     29.32     22.50
   KHI          9916    40672    121.50    125.10     0.20      0.45      0.03    11.15     23.12     16.32
   KHI          9916    40673    125.10    128.70     0.19      0.43      0.02    21.90     19.69      8.43
   KHI          9916    40674    128.70    131.70     0.12      0.22      0.02    51.98     29.65      5.16
   KHI          9916    40675    131.70    134.70     0.13      0.21      0.01    56.75     31.99      4.29
   KHI          9916    40676    134.70    137.70     0.08      0.22      0.02    51.82     34.02      6.22
   KHI          9916    40677    137.70    140.70     0.16      0.43      0.01    49.79     35.46      8.06
   KHI          9916    40678    140.70    143.70     0.12      0.28      0.02    53.65     33.88      4.46
   KHI          9916    40679    143.70    146.70     0.22      0.60      0.01    47.44     32.01     11.14
   KHI          9916    40680    146.70    149.70     0.49      0.76      0.01    46.73     32.24     11.24
   KHI          9916    40681    149.70    152.70     0.14      0.26      0.03    53.07     32.29      6.00
   KHI          9916    40682    152.70    155.70     0.34      0.58      0.02    47.60     32.33      6.92
   KHI          9916    40683    155.70    158.70     0.15      0.36      0.01    52.32     32.90      6.58
   KHI          9916    40684    158.70    161.70     0.31      0.78      0.01    38.97     35.95     14.44
   KHI          9916    40685    161.70    165.30     1.02      1.26      0.01    39.94     35.52     13.92
   KHI          9916    40686    165.30    168.30     0.89     12.93      0.02     7.24     28.10     20.25
   KHI          9916    40687    168.30    171.10     0.92      1.08      0.03    28.11     36.04     20.02
   KHI          9916    40688    171.10    173.90     0.43      0.92      0.04    42.87     34.74     14.70
   KHI          9916    40689    173.90    176.80     0.37      0.77      0.02    36.45     30.33     11.76
   KHI          9916    40690    176.80    180.30     0.34      0.30      0.01     7.41     12.48      8.02
   KHI          9916    40766     66.70     70.40     0.21      4.32      0.01     0.59     18.28     17.43
   KHI          9916    40767     70.40     74.40     0.09      1.46      0.02     0.41     20.55     19.56
   KHI          9916    40768     74.40     76.50     0.15      2.09      0.02     0.90     23.32     20.28


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9916    40769     76.50     81.40     0.16      1.16      0.13     0.29     11.75     10.59
   KHI          9915              67.80     70.70     0.17      1.33      0.08     6.90     15.70     13.00
   KHI          9915              70.70     74.40     0.15      1.38      0.08     6.38     17.91     15.82
   KHI          9915              74.40     77.90     0.60      1.84      0.08     2.22     13.42     14.32
   KHI          9915              77.90     79.50     0.83      0.92      0.05     6.36     16.13     14.48
   KHI          9915              79.50     84.00     0.75      0.51      0.05     6.72     12.52     10.80
   KHI          9915             117.90    121.00     0.49      0.39      0.05     1.14      3.06      4.26
   KHI          9915             121.00    125.50     0.06      0.69      0.05     4.58      3.49      3.80
   KHI          9915             125.50    126.90     0.13      0.57      0.08     8.60      6.23      2.90
   KHI          9915             126.90    129.30     0.11      2.59      0.23    25.68     16.89      5.90
   KHI          9915             129.30    132.50     0.10      0.20      0.07    47.50     25.14      9.38
   KHI          9915             132.50    137.50     0.16      0.30      0.05    41.52     27.65      7.32
   KHI          9915             137.50    143.70     0.12      0.23      0.06    40.96     33.28     16.22
   KHI          9915             143.70    147.50     0.25      0.38      0.28    39.68     33.93     18.15
   KHI          9915             147.50    152.10     0.14      0.23      0.03    43.87     28.76     12.14
   KHI          9915             152.10    158.30     0.37      0.52      0.08    33.60     35.22     18.15
   KHI          9915             158.30    164.40     0.33      0.61      0.18    37.38     33.34     18.15
   KHI          9915             164.40    169.00     0.39      0.64      0.22    39.42     31.57     15.54
   KHI          9915             169.00    175.30     0.29      0.55      0.17    45.10     30.43     12.82
   KHI          9915             175.30    181.50     0.15      0.36      0.08    44.66     31.65     13.73
   KHI          9915             181.50    185.70     0.18      0.49      0.09    41.95     33.34     14.63
   KHI          9915             185.70    187.70     0.15      0.32      0.11    42.39     32.61     13.84
   KHI          9915             187.70    191.40     2.41      1.28      0.06     1.60     13.51     16.70
   KHI          9915             191.40    194.80     0.34      0.34      0.22    37.57     30.60     13.05
   KHI          9914    32245      0.80      4.80     0.17      0.04      0.00    19.90     38.42     26.43
   KHI          9914    32246      4.80      8.80     0.17      0.20      0.00    31.74     30.72     18.32
   KHI          9914    32247      8.80     12.30     0.28      0.20      1.25    37.87     34.32     14.12
   KHI          9914    32248     12.30     16.50     0.14      0.14      3.25    32.60     30.64     13.15
   KHI          9914    32249     16.50     20.90     0.15      0.12      1.30    41.00     35.30     12.45
   KHI          9914    32250     20.90     24.60     0.24      0.29      3.57    34.57     36.87     16.78
   KHI          9914    32251     24.60     26.60     0.26      0.45      6.04    23.87     32.70     18.46
   KHI          9914    32252     26.60     30.30     0.18      0.18      3.27    33.57     33.68     15.66
   KHI          9914    32253     30.30     32.00     0.17      0.02      1.27    12.59     17.50     10.35
   KHI          9914    32254     40.20     41.30     0.34      0.11      0.77    13.77     21.12     14.68
   KHI          9914    32255     52.90     56.00     0.30      0.25      0.27     8.82     17.92     13.43
   KHI          9914    32256     60.10     63.00     0.29      0.28      0.00     1.62     22.58     10.42
   KHI          9914    32257     63.60     67.70     0.29      0.21      0.00     4.95     23.80     20.98


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9913    40561     75.30     78.40     0.03      1.23      0.01     4.05      7.66      8.76
   KHI          9913    40562     82.60     87.50     0.30      1.29      0.04     0.96     32.86     29.61
   KHI          9913    40563     87.50     92.40     0.13      0.38      0.11    40.53     31.30      9.30
   KHI          9913    40564    100.20    101.90     0.14      0.17      0.06    15.93     25.39     16.32
   KHI          9913    40565    104.40    109.80     0.08      0.20      0.20    24.68     27.35     14.82
   KHI          9913    40566    114.30    117.60     0.05      0.13      0.08     5.16      7.90      7.14
   KHI          9913    40567    132.90    136.80     0.07      0.19      0.06    17.55     18.61     11.16
   KHI          9913    40568    138.80    152.80     0.17      0.35      0.01    26.15     36.21     20.68
   KHI          9913    40569    152.80    164.50     0.11      0.23      0.01     5.24     21.11     18.26
   KHI          9913    40570    164.50    198.00     0.12      0.22      0.08    43.87     32.08      9.09
   KHI          9913    40571    198.00    199.00     0.55      0.17      0.03     2.76     30.23     28.23
   KHI          9913    40572    204.50    205.30     0.07      0.44      0.02    16.52     10.49      4.71
   KHI          9912    31655      2.90      3.70     0.16      0.20      0.00    17.11     30.63     20.63
   KHI          9912    31656      3.70      4.90     0.20      1.29      0.00     1.58      1.54      2.79
   KHI          9912    31657      4.90      7.80     0.22      0.20      0.00    27.24     32.54     17.42
   KHI          9912    31658      7.80      8.90     0.14      0.20      0.00     1.69      2.53      2.65
   KHI          9912    31659      8.90      9.40     0.31      0.19      0.00    36.69     19.35      1.95
   KHI          9912    31660      9.40     10.20     0.07      0.11      0.00     7.39      5.56      2.23
   KHI          9912    31661     10.20     11.30     0.03      0.14      0.00    47.09     25.49      3.48
   KHI          9912    31662     11.30     13.90     0.11      0.23      0.00    21.75     25.51      1.67
   KHI          9912    31663     13.90     15.80     0.18      0.42      0.00    34.53     24.69      9.34
   KHI          9912    31664     15.80     18.90     0.23      0.19      0.00    25.71     30.89     16.45
   KHI          9912    31665     18.90     19.70     0.10      0.58      0.00    16.00     16.41      9.48
   KHI          9912    31666     19.70     20.90     0.34      0.36      0.00    23.34     35.70     22.16
   KHI          9912    31667     20.90     22.20     0.12      0.27      0.00    19.59     22.79     12.40
   KHI          9912    31668     22.20     25.90     0.18      0.28      0.00    20.06     34.20     22.72
   KHI          9912    31669     25.90     31.00     0.20      0.17      0.00    30.89     30.18     14.08
   KHI          9912    31670     31.00     32.20     0.31      0.10      0.00     5.49      6.02      3.48
   KHI          9912    31671     40.50     43.50     0.13      0.03      0.00     1.48      1.49      1.25
   KHI          9911              94.30     97.80     0.01      1.45      0.05     2.64      8.89     11.30
   KHI          9911              97.80    100.60     0.08      2.28      0.80     2.80      9.56      9.50
   KHI          9911             100.60    103.20     0.29      1.79      0.02     1.30      9.81     11.08
   KHI          9911             103.20    107.70     1.34      3.55      0.03     1.10     35.39     33.72
   KHI          9911             107.70    112.00     0.16      0.16      6.00    30.87     25.56     13.20
   KHI          9911             112.00    116.40     0.11      0.11      7.98    28.52     32.04     18.52
   KHI          9911             116.40    119.10     0.32      0.32      6.56    31.12     33.23     16.58
   KHI          9911             119.10    122.20     0.29      0.29      0.10    31.29     20.80      5.82


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9911             122.20    125.60     0.05      0.05      3.91    25.44     25.57     13.84
   KHI          9911             125.60    130.00     0.09      0.05      4.45    14.54     15.80      9.02
   KHI          9911             130.00    134.80     0.07      0.29      6.09    14.55     20.79     12.84
   KHI          9911             134.80    139.80     0.07      0.21      2.49    18.47     22.89     13.88
   KHI          9911             139.80    142.90     0.08      0.24      4.60    28.49     24.08     10.22
   KHI          9911             199.20    203.00     0.03      0.09      0.24     6.46      6.71      3.50
   KHI          9911             203.00    207.10     0.03      0.04      0.11     2.62      4.33      3.20
   KHI          9911             207.10    210.90     0.04      0.04      0.30     2.88      3.71      2.94
   KHI          9911             218.70    223.60     0.10      0.14      1.74    10.82     10.72      4.90
   KHI          9911             223.60    227.30     0.01      0.22      0.31    35.01     20.43      3.92
   KHI          9911             227.30    232.70     0.02      0.15      2.28    59.32     31.24      3.21
   KHI          9911             232.70    236.90     0.07      0.14      0.22    54.47     31.44      5.70
   KHI          9911             236.90    239.70     0.08      0.10      0.22    48.55     30.89      8.18
   KHI          9911             239.70    243.90     0.07      0.18      0.23     5.24      3.88      1.82
   KHI          9911             243.90    247.20     0.07      0.03      0.36    12.46      6.87      1.77
   KHI          9910    31705      0.00      2.50     0.09      0.24      0.00    17.53     11.39      4.18
   KHI          9910    31706      2.50      6.30     0.16      0.13      0.00    32.52     29.35     12.82
   KHI          9910    31707      6.30     11.70     0.14      0.20      0.00    45.14     33.56     10.87
   KHI          9910    31708     11.70     15.20     1.84      0.90      0.00     1.21     30.79     29.41
   KHI          9910    31709     15.20     19.20     0.24      0.10      0.00     1.85     30.61     26.90
   KHI          9909    40466    160.70    169.60     0.16      4.43      0.09     0.61     16.70     18.51
   KHI          9909    40467    169.60    174.50     0.20     13.59      0.32     4.26     23.71     16.80
   KHI          9909    40468    176.00    193.30     0.63      9.52      0.81     3.96     28.17     22.10
   KHI          9909    40469    193.30    198.00     0.69      1.95      0.12     0.35     31.04     28.41
   KHI          9909    40470    198.00    202.80     1.32      2.34      0.33     1.62     25.55     23.58
   KHI          9909    40471    227.30    228.60     0.04      0.20      0.39    25.14     16.94      4.14
   KHI          9909    40472    229.20    235.10     0.17      0.12      0.86    36.24     31.27     10.23
   KHI          9909    40473    239.50    249.40     0.24      0.35      7.14    33.29     29.90     11.10
   KHI          9909    40474    249.40    253.50     0.43     11.09      4.36    21.70     32.80     18.84
   KHI          9909    40475    253.50    259.60     0.17      0.59      1.18    40.22     29.23      5.98
   KHI          9909    40476    259.60    265.00     0.65     18.66      0.10     5.37     35.01     28.08
   KHI          9908    40624     63.00     66.10     0.30      1.97      0.01     1.44      8.81      7.98
   KHI          9908    40625     66.10     68.40     0.59      1.77      0.20     2.16     33.35     31.08
   KHI          9908    40626     68.40     71.10     0.22      0.19      5.36    27.35     29.82     12.75
   KHI          9908    40627     71.10     73.90     0.14      0.26      3.29    34.63     26.31      6.09
   KHI          9908    40628     73.90     76.00     0.12      0.25      5.13    14.39     15.26      4.38
   KHI          9908    40629     76.00     78.20     0.15      0.27      4.35    17.83     22.19      8.25


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9908    40630     78.20     81.50     0.08      0.17      0.69     4.24      3.92      1.78
   KHI          9908    40631     81.50     85.10     0.07      0.14      2.42    16.65     10.70      5.03
   KHI          9908    40632     85.10     88.70     0.10      0.32      3.57    31.81     22.50      8.61
   KHI          9908    40633     88.70     92.30     0.10      0.49      3.29    16.28      9.59      4.20
   KHI          9908    40634     92.30     95.90     0.06      0.62      4.14    19.65     11.20      5.18
   KHI          9908    40635     95.90     99.20     0.10      4.11      8.94    36.84     21.51      3.72
   KHI          9908    40636     99.20    102.50     0.06      5.31      3.89    30.78     19.96      7.44
   KHI          9908    40637    102.50    108.00     0.05     18.96      5.13    22.64     18.96      8.34
   KHI          9908    40638    108.00    111.90     0.09      0.12     13.00    37.40     27.14      7.08
   KHI          9908    40639    111.90    116.50     0.07      0.18     11.44    22.13     16.77      4.50
   KHI          9908    40640    116.50    118.80     0.11      0.11      6.84    38.29     28.63      7.77
   KHI          9908    40641    118.80    125.10     0.07      0.07      7.35    34.67     27.82      7.29
   KHI          9908    40642    125.10    128.10     0.06      0.10      7.23    37.50     26.04      5.22
   KHI          9908    40643    128.10    131.10     0.10      0.06     12.73    42.70     31.73      8.28
   KHI          9908    40644    131.10    134.10     0.06      0.10      5.83    36.62     28.70      9.72
   KHI          9908    40645    134.10    137.10     0.06      0.41     10.21    39.06     28.38      7.02
   KHI          9908    40646    137.10    140.10     0.08      0.23      8.53    39.65     30.15      7.50
   KHI          9908    40647    140.10    143.10     0.06      0.48      0.20    43.10     33.18      9.84
   KHI          9908    40648    143.10    146.10     0.11      0.42      0.22    37.50     36.22     13.89
   KHI          9908    40649    146.10    149.00     0.12      0.58      0.23    34.95     32.93     11.61
   KHI          9908    40650    149.00    151.90     0.06      0.17      0.35    21.42     18.23      4.65
   KHI          9908    40651    151.90    154.80     0.16      0.47      0.14    19.29     28.44     14.49
   KHI          9908    40652    154.80    157.70     0.09      0.24      0.77    32.74     28.07      8.91
   KHI          9908    40653    157.70     160.6     0.12      0.15      4.25    23.77     23.70      8.28
   KHI          9907              62.70     67.60     0.02      2.09      0.21     1.88     16.65     14.32
   KHI          9907              67.60     69.40     0.04      3.02      0.11     2.28     37.52     33.73
   KHI          9907              69.40     74.20     0.08      0.40      3.58    38.08     32.90     10.80
   KHI          9907              74.20     78.50     0.04      0.46      4.79    33.58     25.43      7.76
   KHI          9907              78.50     81.80     0.12      0.11      2.81     8.00      7.31      1.96
   KHI          9907              81.80     85.10     0.10      0.23      3.95    18.44     16.96      6.79
   KHI          9907              85.10     88.80     0.07      0.38      6.84    30.53     24.93      9.75
   KHI          9907              88.80     91.20     0.05      0.11      4.13     7.84      6.73      1.93
   KHI          9907              91.20     97.50     0.09      0.38      3.73    45.02     28.79      5.04
   KHI          9907              97.50    103.60     0.01      2.43      5.41    35.37     24.89      3.92
   KHI          9907             103.60    106.70     0.04      0.56      4.71    36.81     25.93      5.20
   KHI          9907             106.70    111.30     0.12      0.09      0.22     5.64      6.89      4.55
   KHI          9907             111.30    116.10     0.08      0.32      0.94     7.84     12.28      8.87


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9907             116.10    117.50     0.07      0.24      2.06    18.52     15.97      6.74
   KHI          9907             123.30    129.00     0.21      0.21      9.04    37.76     29.62     11.94
   KHI          9907             134.50    136.40     0.02      0.35      0.17    37.90     33.71     15.66
   KHI          9907             136.40    138.60     0.08      0.03      0.14     1.36      2.22      1.63
   KHI          9907             138.60    140.60     0.07      0.34      0.05    32.99     29.07     14.24
   KHI          9907             144.90    146.50     0.01      0.19      0.11     9.16     20.10     13.96
   KHI          9907             159.20    162.80     0.12      0.02      0.07     3.56      4.81      4.49
   KHI          9907             176.10    183.00     0.09      0.01      0.06     1.00      1.42      0.04
   KHI          9906    32236     20.40     21.40     0.10      0.13      0.00    24.21     22.12     10.07
   KHI          9906    32237     32.00     34.50     0.13      0.05      0.31     9.79      6.46      3.36
   KHI          9906    32238     34.50     36.40     0.09      0.05      4.07    33.14     24.40      8.11
   KHI          9906    32239     36.40     37.70     0.05      0.02      0.00     1.61      3.57      2.52
   KHI          9906    32240     37.70     41.50     0.10      0.10      6.37    38.10     30.26     10.07
   KHI          9906    32241     47.50     49.30     0.12      0.19      0.00    21.74     22.32     11.75
   KHI          9906    32242     49.30     52.10     0.14      0.22      0.00     0.75      1.31      3.08
   KHI          9906    32243     52.10     54.20     0.27      0.61      0.00     9.89     25.30     19.58
   KHI          9906    32244     54.20     56.30     0.21      0.08      0.00     1.19      8.07      7.83
   KHI          9905              66.00     68.90     0.11      4.00      0.10     0.82      7.68      8.98
   KHI          9905              68.90     72.00     0.26      0.13      0.01     0.17      1.90      2.40
   KHI          9905              72.00     75.60     0.13      2.26      0.05     0.51      9.07      8.98
   KHI          9905              75.60     79.00     0.97      2.88      0.03     0.28     34.75     33.08
   KHI          9905              79.00     82.10     0.22      0.06      0.13    20.83     25.96     15.52
   KHI          9905              82.10     87.50     0.19      0.28      5.76    36.52     30.25     12.20
   KHI          9905              87.50     89.90     0.12      0.11      6.28    21.53     20.37      7.88
   KHI          9905              98.60    101.40     0.11      0.12      7.30    26.52     26.42     10.98
   KHI          9905             101.40    103.80     0.08      0.03      3.39    10.94     11.44      4.88
   KHI          9905             103.80    109.00     0.08      0.10      6.30    16.09     14.16      4.68
   KHI          9905             114.20    116.70     0.04      0.04      0.17     2.26      2.34      1.25
   KHI          9905             116.70    121.80     0.23      0.23      8.06    34.46     24.92      6.84
   KHI          9905             121.80    127.60     0.14      0.14      8.31    43.43     29.72      6.12
   KHI          9905             195.40    198.70     0.06      0.03      0.08     1.66      1.49      1.03
   KHI          9904    40919     75.30     79.70     0.02      1.43      0.01     3.24      4.48      4.66
   KHI          9904    40920     79.70     83.10     0.03      2.13      0.01     1.32      3.38      4.04
   KHI          9904    40921     83.10     86.30     2.68      6.94      0.01     0.06     14.56     13.42
   KHI          9904    40922     86.30     88.20     1.05     13.76      0.01     0.30     21.22     18.10
   KHI          9904    40923     88.20     92.70     0.03      2.52      0.01     0.78      3.76      4.80
   KHI          9904    40924     92.70     95.10     0.04      0.92      0.01     1.70      2.42      1.80


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9904    40925     95.10     98.30     0.04      0.84      0.01     2.96      2.75      1.70
   KHI          9904    40926     98.30    102.50     0.09      0.82      0.01     0.24      2.40      2.44
   KHI          9904    40927    109.20    113.10     0.09      0.12      0.01     7.04      4.21      1.66
   KHI          9904    40928    113.10    116.30     0.06      0.60      0.01    10.68      8.91      4.28
   KHI          9904    40929    126.60    130.10     0.11      0.04      2.36    19.80     25.02     14.02
   KHI          9904    40930    130.10    135.60     0.09      0.08      2.43    14.92     18.38      8.96
   KHI          9904    40931    138.20    140.20     0.03      0.08      0.01    10.32      7.97      3.24
   KHI          9904    40932    140.20    145.60     0.08      0.21      0.70    49.71     29.80      3.84
   KHI          9904    40933    145.60    151.90     0.07      0.16      0.17    55.65     31.20      1.97
   KHI          9904    40934    151.90    157.00     0.08      0.19      1.17    46.22     29.91     14.78
   KHI          9904    40935    157.00    159.80     0.06      1.05      0.09    10.48     25.96     18.48
   KHI          9904    40936    170.50    172.00     0.05      0.17      0.03    44.66     24.82     12.42
   KHI          9904    40937    174.10    175.20     0.02      0.08      0.05     9.94      6.40      4.92
   KHI          9904    40938    188.90    191.10     0.02      0.25      0.11    36.40     22.92      5.37
   KHI          9904    40939    247.30    252.70     0.09      0.55      0.05     2.94      3.08      2.02
   KHI          9903    40590    102.00    105.60     0.32      6.60      0.31     1.89     11.07     11.61
   KHI          9903    40591    105.60    109.20     0.05      1.32      0.10     0.27      3.26      5.52
   KHI          9903    40592    109.20    112.90     0.08      0.70      0.01     0.57      2.53      5.22
   KHI          9903    40593    115.60    119.10     0.09      4.98      0.03     0.27      6.75      7.14
   KHI          9903    40594    119.10    122.60     0.05      2.61      0.35     1.74      6.13      5.34
   KHI          9903    40595    122.60    126.10     0.11      3.21      0.08     0.36      5.55      5.85
   KHI          9903    40596    126.10    147.10     0.14      1.74      0.03     1.26      3.97      4.20
   KHI          9903    40597    147.10    154.40     0.22      1.12      0.45    15.77     12.76      5.10
   KHI          9903    40598    154.40    160.90     0.16      0.94      0.70     3.90     15.06     13.17
   KHI          9903    40599    160.90    162.20     0.18      0.13      0.16     9.99     14.38     10.59
   KHI          9903    40600    162.20    165.40     0.31      0.09      7.17    22.09     30.92     17.46
   KHI          9903    40601    165.40    168.60     0.08      0.45      6.60    24.28     28.86     17.49
   KHI          9903    40602    168.60    171.80     0.04      0.30      8.17    24.85     25.59     14.25
   KHI          9903    40603    171.80    174.90     0.11      0.54      2.50    39.84     29.49      9.39
   KHI          9903    40604    174.90    178.00     0.10      0.69      4.29    43.62     30.56      8.48
   KHI          9903    40605    178.00    181.10     0.06      0.37      7.65    29.87     31.87     14.07
   KHI          9903    40606    181.10    184.20     0.23      6.09      7.16    17.77     32.41     22.05
   KHI          9903    40607    184.20    187.30     0.05      0.52      4.89    30.09     33.50     17.19
   KHI          9903    40608    187.30    190.40     0.09      0.89      0.78    30.49     26.71     10.05
   KHI          9902    40609    200.90    204.70     0.09      5.55      0.07     2.25      6.51      6.48
   KHI          9902    40610    204.70    207.80     0.12      3.54      0.01     0.54      2.90      4.11
   KHI          9902    40611    285.60    287.40     0.03      6.30      0.01     0.69      6.55      7.20


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9902    40612    287.40    290.90     0.19     11.46      0.01     0.48     31.92     30.63
   KHI          9902    40613    290.90    294.40     0.14     22.68      0.01     0.42     25.84     25.83
   KHI          9902    40614    294.40    297.90     0.05     25.29      0.01     0.39     26.65     25.08
   KHI          9902    40615    297.90    301.40     0.21     23.01      0.01     0.81     30.23     26.64
   KHI          9902    40616    301.40    304.90     0.06     21.21      0.95     2.70     34.19     29.01
   KHI          9902    40617    304.90    308.40     0.14     21.90      0.01     0.36     29.55     27.63
   KHI          9902    40618    308.40    311.90     0.12     12.72      0.01     0.36     34.78     32.91
   KHI          9902    40619    311.90    315.40     0.20      8.67      0.01     3.99     34.07     31.08
   KHI          9902    40620    315.40    318.90     0.11     11.73      0.30     0.36     31.07     28.53
   KHI          9902    40621    318.90    322.40     0.07     17.22      0.01     2.36     23.44     21.72
   KHI          9902    40622    322.40    324.80     0.18      5.52      0.01     0.93      6.93      7.05
   KHI          9902    40623    324.80    236.60     0.22      6.03      0.01     0.27      6.46      7.11
   KHI          9901    40733     75.10     79.10     0.04      1.92      0.48     1.44
   KHI          9901    40734     79.10     83.00     0.05      0.84      2.15     7.59
   KHI          9901    40735     83.00     87.00     1.46      1.68      0.12     0.90
   KHI          9901    40736     87.00     88.10     0.83      3.66      0.19    14.49
   KHI          9901    40737     88.10     93.20     0.63      1.47      1.18    27.08
   KHI          9901    40738     93.20     97.80     0.05      0.10      0.65     6.42
   KHI          9901    40739     97.80    100.40     0.07      0.15      2.90    24.18
   KHI          9901    40740    100.40    104.90     0.03      0.12      0.80    11.10
   KHI          9901    40741    104.90    106.80     0.02      0.31      2.48    29.53
   KHI          9901    40742    106.80    110.80     0.02      0.12      1.36    21.61
   KHI          9901    40743    110.80    113.90     0.03      0.05      3.13    29.91
   KHI          9901    40744    113.90    116.60     0.05      0.15      6.23    16.05
   KHI          9901    40745    116.60    118.90     0.03      0.41      4.33    14.16
   KHI          9901    40746    118.90    121.90     0.06      0.23      2.74    19.80
   KHI          9901    40747    121.90    124.70     0.06      4.32      1.03    43.91
   KHI          9901    40748    124.70    127.90     0.08      0.21      8.06    34.46
   KHI          9901    40749    127.90    132.60     0.06      0.16      8.31    43.43
   KHI          9901    40750    132.60    135.70     0.11      0.20     14.21    32.48
   KHI          9901    40751    135.70    139.50     0.06      0.19      7.87    29.90
   KHI          9901    40752    139.50    141.40     0.02      0.04      4.70     6.15
   KHI          9901    40753    141.40    145.60     0.06      0.27      3.65    10.71
   KHI          9901    40754    145.60    148.80     0.11      0.23      4.89    37.31
   KHI          9901    40755    148.80    154.30     0.06      0.13      2.72    45.80
   KHI          9901    40756    154.30    158.40     0.09      0.22      1.80    46.12
   KHI          9901    40757    158.40    163.00     0.05      0.11      0.71    42.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9901    40758    163.00    166.60     0.01      0.04      0.02     3.42
   KHI          9901    40759    166.60    172.70     0.03      0.09      0.16     3.39
   KHI          9901    40760    172.70    176.60     0.02      0.13      0.97    32.19
   KHI          9901    40761    176.60    178.20     0.01      0.08      0.15    12.38
   KHI          9900    40484     75.40     84.60     0.66      9.28      0.53     4.75     19.49     14.26
   KHI          9900    40485     87.60     90.10     0.60      0.71      0.02     1.05     33.55     28.92
   KHI          9900    40486     90.10     98.20     0.31      0.48      2.90    29.03     30.14     11.67
   KHI          9900    40487    113.80    114.80     0.05      0.22      2.39    16.02     12.77      4.47
   KHI          9900    40488    116.10    117.90     0.08      0.59      6.85    16.92     15.00      6.24
   KHI          9900    40489    121.20    123.80     0.25      4.80      3.78    27.12     24.24      9.15
   KHI          9900    40490    123.80    133.70     0.10      0.43      3.33    32.61     22.88      5.74
   KHI          9900    40491    137.80    138.90     0.07      0.43      2.80    13.92     11.24      4.56
   KHI          9900    40492    156.00    156.80     0.16      1.27      0.06    13.62     14.84      7.38
   KHI          9899              72.80     76.40     0.01      0.54      0.07     1.56                3.72
   KHI          9899              76.40     79.20     0.02      0.38      0.03     1.28                3.10
   KHI          9899              79.20     83.30     0.01      3.80      0.05     1.16                5.72
   KHI          9899              83.30     87.80     0.02      2.84      0.01     0.96                4.80
   KHI          9899              87.80     91.20     0.08      2.40      0.01     0.30                3.20
   KHI          9899              91.20     94.50     0.03      2.88      0.01     1.36                4.12
   KHI          9899             104.20    109.30     0.05      0.14      2.68    22.00                9.60
   KHI          9899             109.30    111.70     0.01      0.07      0.13     4.40                1.78
   KHI          9899             135.20    141.60     0.02      0.26      2.77    30.00                6.00
   KHI          9899             141.60    146.80     0.03      0.16      1.45    11.60                3.10
   KHI          9899             146.80    151.70     0.02      0.10      3.52     8.30                2.20
   KHI          9899             151.70    156.70     0.02      0.06      0.08     3.74                0.52
   KHI          9898    40654     82.10     85.70     0.03      0.45      0.81     5.73      4.58      4.47
   KHI          9898    40655     85.70     89.30     0.07      0.69      0.02     2.49      3.05      5.22
   KHI          9898    40656     89.30     93.00     0.05      1.06      0.02     0.57      1.93      2.76
   KHI          9898    40657     93.00     96.40     0.08      1.71      0.03     1.83      4.42      4.95
   KHI          9898    40658     96.40     99.80     0.54      2.07      0.35     4.65      5.95      5.79
   KHI          9898    40659     99.80    102.70     1.98      7.02      0.01     1.05      7.43      7.29
   KHI          9898    40660    102.70    105.30     7.24     10.59      0.01     0.96     21.04     22.56
   KHI          9898    40661    105.30    108.00     2.42      8.28      0.01     2.34     14.14     15.39
   KHI          9898    40662    149.40    152.60     0.50      0.93      4.42    45.74     30.11      9.30
   KHI          9898    40663    152.60    155.80     0.09      0.26      2.02    51.67     30.84      3.51
   KHI          9898    40664    155.80    159.00     0.09      0.36      9.60    42.84     28.34      6.12
   KHI          9898    40665    159.00    162.20     0.08      0.43      0.95    47.35     31.73      7.32


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9898    40666    162.20    165.70     0.01      0.24      0.28    51.12     31.11      6.15
   KHI          9898    40667    183.80    187.10     0.24      0.58      0.09    24.49     15.60      4.35
   KHI          9898    40668    197.00    192.50     0.25      0.26      0.01     5.37      4.41      1.71
   KHI          9898    40669    199.70    201.10     0.05      0.71      0.01    14.94     19.72     13.14
   KHI          9897              97.60     99.90     0.01      0.10      0.01     0.26      0.96      2.06
   KHI          9897             102.20    106.60     0.01      1.38      0.01     0.15      2.58      3.15
   KHI          9897             106.60    110.00     2.37      3.44      0.01     0.10      4.55      5.33
   KHI          9897             110.00    113.90     0.05      0.95      0.01     0.07      1.55      2.31
   KHI          9897             146.40    148.00     0.03      0.32      0.08    20.88     14.31      5.15
   KHI          9897    41407    151.60    157.30     0.30      0.12      0.21     1.23     13.40     12.74
   KHI          9897    41408    157.30    160.50     0.15      0.21      0.34    14.23     23.10     14.82
   KHI          9897    41409    160.50    163.90     0.09      0.17      0.39    21.45     16.16      6.16
   KHI          9897    41410    163.90    169.70     0.06      0.18      0.15    11.93      3.13      3.30
   KHI          9897    41411    169.70    174.00     0.11      0.15      0.15    12.10      9.92      4.40
   KHI          9897    41412    174.00    179.40     0.10      0.10      0.12     5.82      6.63      5.30
   KHI          9897             176.00    179.40     0.10      0.10      0.12     5.82      6.63      5.30
   KHI          9897    41413    179.40    183.20     0.10      0.05      0.04     2.97      4.11      3.10
   KHI          9897    41414    183.20    188.20     0.19      0.26      3.23    29.89     28.29     12.25
   KHI          9897    41415    188.20    191.80     0.20      0.36      5.13    36.97     31.61     11.90
   KHI          9897    41416    191.80    197.80     0.28      0.21      8.91    39.42     28.76      7.86
   KHI          9897    41417    197.80    200.40     0.30      0.19     12.70    41.68     26.73      5.13
   KHI          9896    31389     44.10     44.90     0.10      0.16      0.00    41.64     23.93      4.99
   KHI          9896    31390     47.70     47.90     0.11      0.10      0.00    22.41     23.65     13.02
   KHI          9896    31391     47.90     48.30     0.27      0.00      0.00     0.40      1.15      3.32
   KHI          9896    31392     48.90     50.90     0.14      0.10      0.00     0.71      3.53      6.92
   KHI          9896    31393     50.90     51.90     1.73      0.15      0.00     0.40     22.29     24.24
   KHI          9896    31394     51.90     52.30     0.06      0.00      0.00     0.55      4.45      8.03
   KHI          9896    31395     54.60     55.50     0.27      0.07      0.00     0.76     19.60     18.42
   KHI          9895    31676      0.00      1.50     0.08      0.06      0.00    50.89     31.90      6.55
   KHI          9895    31677      1.50      4.10     0.24      0.32      0.00    30.50     31.37     16.03
   KHI          9895    31678      5.60      6.50     0.17      0.16      0.00    19.85     34.16     23.00
   KHI          9895    31679      6.50      8.70     0.09      0.07      0.00    15.58     16.55      8.78
   KHI          9895    31680      9.30     13.90     0.16      0.17      0.00    32.58     34.02     16.45
   KHI          9895    31681     13.90     16.90     0.11      0.24      0.00    41.66     34.90     13.94
   KHI          9895    31682     16.90     19.50     0.17      0.20      0.00    40.92     31.62      8.08
   KHI          9895    31683     19.50     21.60     0.09      0.02      0.00    41.76     23.27      3.90
   KHI          9895    31684     21.60     23.90     0.11      0.21      0.00    53.59     30.98      5.16


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9895    31685     23.90     25.90     0.16      0.25      0.00    48.04     32.03      8.08
   KHI          9894    40724    191.50    193.70     0.03      0.07      0.17     5.76      3.41      2.12
   KHI          9894    40725    193.70    197.00     0.12      0.24     13.55    41.00     27.40      5.31
   KHI          9894    40726    197.00    200.30     0.07      0.21     16.20    45.39     26.94      2.77
   KHI          9894    40727    200.30    203.60     0.06      0.17      1.46    59.81     31.11      2.47
   KHI          9894    40728    203.60    206.90     0.07      0.17      0.59    60.51     31.85      2.46
   KHI          9894    40729    206.90    210.20     0.09      0.21      4.95    57.18     30.09      2.14
   KHI          9893    32260      0.00      4.00     0.13      0.12      0.00    24.53     31.73     18.80
   KHI          9893    32261      4.00      9.00     0.13      0.31      0.00    26.68     32.84     18.12
   KHI          9893    32262      9.00     11.40     0.13      0.13      0.00     2.25     24.31     22.38
   KHI          9893    32263     16.90     18.10     0.14      0.41      0.00     0.97      8.35      8.50
   KHI          9892    40691    282.40    285.30     0.22      0.99      0.01     1.89     36.62     34.50
   KHI          9892    40692    285.30    287.40     0.29      0.55      0.01    42.11     26.86      7.86
   KHI          9892    40693    289.50    293.40     0.30      0.47      0.02    38.74     26.82      8.79
   KHI          9892    40694    297.10    300.40     0.65      0.94      0.01    32.86     28.56     12.18
   KHI          9892    40695    318.00    322.80     0.13      0.31      0.32    45.85     28.21      6.33
   KHI          9891    41442     67.80     72.80     0.65      3.42      0.04     0.29                6.50
   KHI          9891    41443     72.80     75.70     3.11     22.36      0.51     2.67     27.99     22.82
   KHI          9891    41444     75.70     78.40     1.03      0.94      0.14     3.18                8.83
   KHI          9891    41445     78.40     83.90     0.11      0.23      0.51     2.46                6.29
   KHI          9891    41446     83.90     85.00     0.10      0.09      0.07    12.70     23.01      7.24
   KHI          9891    41447    131.60    134.00     0.05      2.52      1.45    33.68     22.56      6.37
   KHI          9891    41448    134.00    137.20     0.06      0.23      8.92    43.65     27.47      6.28
   KHI          9891    41449    137.20    139.40     0.02      0.13      1.15    11.36     25.12      2.37
   KHI          9891    41450    139.40    142.50     0.12      1.40      5.79    32.63     27.59      9.78
   KHI          9891    41451    142.50    145.20     0.11      0.34     10.56    39.85     26.42      7.20
   KHI          9891    41452    145.20    151.40     0.06      0.31      3.68    38.85     28.11      5.98
   KHI          9891    41453    151.40    155.60     0.15      0.28     10.21    40.03     24.39      6.02
   KHI          9891    41454    163.70    169.50     0.09      0.33      2.12    39.31     26.78      5.54
   KHI          9891    41455    169.50    175.40     0.10      0.27      3.16    52.06     29.74      4.44
   KHI          9891    41456    175.40    181.50     0.07      0.52      7.17    43.93     29.70      7.18
   KHI          9891    41457    181.50    188.20     0.06      0.23      1.15    36.54     28.33     10.19
   KHI          9891    41458    188.20    194.90     0.12      0.70      0.35    23.15     24.83     13.10
   KHI          9891    41459    194.90    199.70     0.18      0.38      0.10    34.43     38.16     19.98
   KHI          9891    41460    199.70    202.40     0.13      2.05      0.08     2.76     30.70      3.97
   KHI          9891    41461    202.40    205.50     0.15      1.40      0.09    53.96     28.38      6.90
   KHI          9891    41462    205.50    208.20     0.08      1.08      0.27     6.23     28.14      7.57


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9889    40697     75.80     90.00     0.97     10.81      0.01     2.35     22.27     19.10
   KHI          9889    40698    127.40    129.50     0.16      3.45      0.02    32.81     24.89     10.11
   KHI          9889    40699    130.80    132.40     0.06      0.63      0.02    20.05     12.40      3.87
   KHI          9889    40700    133.20    135.50     0.09      1.35      0.38    10.77      8.36      3.66
   KHI          9889    40701    140.60    152.50     0.30      0.41      9.10    31.93     27.88     10.49
   KHI          9888    41481     71.60     76.00     0.05      1.24      0.16     0.14                3.57
   KHI          9888    41482     76.00     79.10     0.10      1.40      0.17     0.42                4.02
   KHI          9888    41483     79.10     82.80     0.11      1.87      0.34     1.10                4.82
   KHI          9888    41484     82.80     86.00     0.06      0.52      0.30     0.20                3.04
   KHI          9888    41485     86.00     91.40     0.22      1.66      0.25     0.62                4.66
   KHI          9888    41486     91.40     95.10     0.14      0.77      0.28     0.62                4.75
   KHI          9888    41487     95.10     97.80     0.10      0.29      0.22     0.48                2.03
   KHI          9888    41488     97.80    100.50     0.51      2.04      0.26     2.34                7.23
   KHI          9888    41489    103.10    106.70     0.08      1.39      0.04     5.00                3.75
   KHI          9888    41490    106.70    110.30     0.31      1.70      0.04     0.26                2.73
   KHI          9888    41491    143.20    146.50     0.11      0.66      0.19    37.76     26.29      8.26
   KHI          9888    41492    146.50    149.40     0.06      0.11      0.05     5.16                2.42
   KHI          9888    41493    149.40    152.90     0.61      0.19      2.51    14.42                6.00
   KHI          9888    41494    152.90    158.20     0.50      0.27      0.01     0.20               10.22
   KHI          9888    41495    158.20    161.10     0.15      0.17      1.09     9.94                3.28
   KHI          9888    41496    184.60    187.80     0.15      0.38      0.01    23.34     22.68     11.21
   KHI          9888    41497    202.40    206.70     4.36      0.55      0.01     0.41     22.57     16.23
   KHI          9887             127.80    135.10     0.11      0.16      0.50    16.78     12.71      6.08
   KHI          9887             186.80    208.50     0.16      0.18      3.14    39.92     28.47      8.46
   KHI          9887             208.50    231.00     0.16      0.21      8.19    40.90     30.49     10.69
   KHI          9886    35786     32.50     35.70     0.12      0.13      6.59    32.65     30.01     11.98
   KHI          9886    35787     35.70     36.90     0.15      0.03      0.00    24.70     32.16     18.08
   KHI          9886    35788     43.50     45.60     0.20      0.17      4.90    38.28     32.61     13.05
   KHI          9886    35789     45.60     48.40     0.08      0.10      0.00    28.55     29.24     14.00
   KHI          9886    35790     48.40     51.00     0.52      1.40      0.00     3.95     39.30     31.61
   KHI          9886    35791     51.00     53.40     0.06      1.67      0.00     0.40      3.33      4.98
   KHI          9885    41418    222.40    225.50     0.17      1.12      2.10    18.37     13.21      4.16
   KHI          9885    41419    225.50    229.30     0.23      0.47      4.80    47.40     29.71      4.70
   KHI          9885    41420    229.30    232.10     0.22      0.35     10.29    21.13     18.45      5.43
   KHI          9885    41421    232.10    235.20     0.20      0.17      0.47     1.82      2.18      1.26
   KHI          9885    41422    235.20    238.10     0.24      0.26      7.77    22.62     20.73      7.42
   KHI          9885    41423    238.10    240.50     0.24      0.44      1.60    15.05     11.33      3.38


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9885    41424    240.50    243.00     0.11      0.10      0.28     3.47      6.03      4.38
   KHI          9884    32382      0.00      2.10     0.07      0.09      2.05    25.53     19.80      6.78
   KHI          9884    32383      2.90      5.50     0.12      0.11      0.79    33.69     35.11     16.62
   KHI          9884    32384      5.50      8.60     0.12      0.13      0.00    39.52     33.76     13.45
   KHI          9884    32385      8.60     11.70     0.10      0.11      0.00    34.90     33.29     14.47
   KHI          9884    32386     16.00     19.00     0.08      0.14      1.64    35.42     34.17     15.94
   KHI          9884    32387     19.00     22.00     0.15      0.23      0.62    43.36     35.35     12.89
   KHI          9884    32388     22.00     25.00     0.10      0.13      0.39    50.03     32.67      7.91
   KHI          9884    32389     25.00     28.10     0.10      0.20      3.55    47.04     32.60      8.59
   KHI          9884    32390     28.10     31.40     0.11      0.25      9.00    40.67     33.51     11.31
   KHI          9884    32391     31.40     34.40     0.08      0.18     10.89    45.88     29.62      5.09
   KHI          9884    32392     34.40     37.40     0.12      0.20     10.88    35.95     32.65     11.93
   KHI          9884    32393     37.40     41.50     0.14      0.15      3.88    39.20     31.63     10.97
   KHI          9884    32394     41.50     45.50     0.13      0.15      4.50    35.17     33.90     14.75
   KHI          9884    32395     45.50     50.90     0.27      0.05      0.00    21.78     36.84     25.83
   KHI          9883    40786    156.50    160.40     0.12      0.44      0.02     3.04      4.81      4.79
   KHI          9883    40787    160.40    163.50     0.16      0.23      0.01     1.18      3.36      3.32
   KHI          9883    40788    163.50    166.80     0.36      0.87      0.01     4.88      7.81      6.78
   KHI          9883    40789    166.80    169.60     0.02      0.40      0.03     2.12      3.05      2.74
   KHI          9883    40790    169.60    179.20     0.09      0.40      0.04     1.92      2.34      2.53
   KHI          9883    40791    179.20    182.60     0.12      0.32      0.16     2.58      6.79      7.43
   KHI          9883    40792    182.60    186.10     0.10      0.37      0.15    12.56      9.80      6.26
   KHI          9883    40793    186.10    190.50     0.04      0.09      0.04     5.42      5.58      4.21
   KHI          9883    40794    244.50    248.40     0.04      0.61      0.10     5.32      5.70      4.44
   KHI          9883    40795    248.40    252.60     0.19      1.48      5.07    47.02     24.74      8.20
   KHI          9883    40796    252.60    254.60     0.10      0.18      5.98    47.01     28.82      4.24
   KHI          9883    40797    254.60    259.90     0.22      0.41      2.34    39.96     31.71     10.53
   KHI          9883    40798    259.90    263.10     0.55     10.46      0.10     5.48     36.83     35.28
   KHI          9883    40799    263.10    267.50     0.18      7.80      0.29     7.48     18.57     14.96
   KHI          9883    40800    267.50    269.40     0.10      0.78      0.03    53.24     30.87      4.40
   KHI          9883    40801    269.40    273.40     0.06      0.21      0.12    49.47     30.17      4.81
   KHI          9883    40802    273.40    277.30     0.05      0.23      0.11    40.83     26.10      4.97
   KHI          9883    40803    277.30    280.50     0.04      0.14      0.03    50.00     29.35      5.30
   KHI          9883    40804    280.50    283.60     0.04      0.12      0.01    40.43     24.00      4.12
   KHI          9883    40805    283.60    286.80     0.04      0.53      0.12    51.91     28.29      2.59
   KHI          9883    40806    286.80    290.30     0.28      0.60      0.46    39.02     23.99      4.37
   KHI          9883    40807    294.30    296.50     0.61      1.66      0.01    27.35     26.02     14.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9882      567      2.10      3.30     0.15      0.15      0.02     4.80     11.34      8.49
   KHI          9882      568      3.30      5.60     0.19      0.23      0.03    33.89     27.19     12.20
   KHI          9882      569      5.60      8.40     0.11      0.11      0.03    38.09     24.76      7.03
   KHI          9882      570      8.40     13.70     0.33      0.26      0.02    24.77     36.77     22.80
   KHI          9882      571     13.70     14.10     0.73      0.34      0.03     1.35     30.99     27.30
   KHI          9882      572     24.30     26.40     0.09      0.48      0.02     1.03     24.65     22.19
   KHI          9880              60.10     62.70     0.02      1.46      0.01     0.16      3.86      4.56
   KHI          9880              62.70     64.60     0.43     20.60      0.01    14.65     31.27     20.98
   KHI          9880              64.60     69.40     0.73     13.12      0.01     0.59     31.83     28.52
   KHI          9880              69.40     73.40     0.04      0.84      0.02     0.16      5.43      5.24
   KHI          9879    40770     58.10     61.80     0.08      1.45      0.01     0.23      4.06      5.68
   KHI          9879    40771     61.80     63.80     0.11      1.09      0.01     0.09      2.69      3.92
   KHI          9879    40772     63.80     66.80     0.06      0.31      0.01     0.21      2.12      2.88
   KHI          9879    40773     66.80     69.50     0.13      0.59      0.01     0.26      4.51      5.04
   KHI          9879    40774     69.50     73.20     0.15      9.56      0.01     0.21     14.20     12.84
   KHI          9879    40775     73.20     75.60     0.09      6.04      0.01     1.84     23.85     22.28
   KHI          9879    40776     75.60     78.30     0.11      0.59      0.01     0.19      4.86      5.32
   KHI          9879    40777     78.30     81.70     0.22      0.68      0.01     0.15     13.77     12.60
   KHI          9879    40778     91.10     93.80     0.08      0.71      0.01     5.44     20.68     20.00
   KHI          9878    40730     82.10     86.70     0.03      1.66      0.24     4.71      5.47      3.90
   KHI          9878    70731     86.70     88.90     0.10     17.10      0.06     1.74     28.76     24.66
   KHI          9878    40732    108.00    110.50     0.10      3.81      0.13    23.40     26.23     15.30
   KHI          9877             117.90    122.20     0.43      0.16      0.17     1.56      5.59      5.18
   KHI          9877             126.90    129.00     0.86      0.16      0.01     1.00      6.73      6.70
   KHI          9877             221.40    233.30     0.16      0.15      5.65    40.24     25.97      6.11
   KHI          9877             238.70    246.90     0.19      0.09      7.30    39.26     29.00      9.11
   KHI          9875             178.20    182.90     0.05      0.25      0.01     7.84      7.74      5.98
   KHI          9875             197.30    200.00     0.11      0.49      0.01    18.45     18.13      8.48
   KHI          9875             200.00    206.30     0.08      0.16      0.01     6.48      5.05      4.38
   KHI          9873    41463     66.10     70.10     0.02      1.42      0.26     2.94                6.02
   KHI          9873    41464     70.10     73.70     0.10      0.78      0.03    20.76     25.72     14.42
   KHI          9873    41465     73.70     76.60     0.04      0.94      0.04     0.36                1.51
   KHI          9873    41466     76.60     79.00     0.01      0.59      0.22     2.38                1.90
   KHI          9873    41467     79.00     84.20     0.07      1.51      0.18     1.02                1.60
   KHI          9873    41468     84.20     86.00     0.05      0.53      0.02     0.15                0.83
   KHI          9873    41469     86.00     92.00     0.04      1.10      0.15     2.33                2.01
   KHI          9873    41470     92.00     95.30     0.08      8.22      0.09     2.08                7.14


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9873    41471     95.30    100.00     0.08      1.10      0.01     0.30                1.47
   KHI          9873    41472    100.00    105.10     0.13      2.87      0.09     1.08                3.30
   KHI          9873    41473    105.10    108.00     0.25      0.26      0.13    35.25     36.22     17.43
   KHI          9873    41474    108.00    111.80     0.20      2.07      0.16     6.70                4.18
   KHI          9873    41475    111.80    117.30     0.06      0.45      0.02     1.11                1.32
   KHI          9873    41476    117.30    119.20     0.05      0.26      0.20    11.04     27.50      5.48
   KHI          9871    34583     10.90     12.50     0.09      0.13      0.03    16.65     13.63      5.40
   KHI          9871    35484     12.50     14.60     0.15      0.19      0.01    22.45     22.21     11.00
   KHI          9871    35485     14.60     19.60     0.15      0.15      0.06    41.29     34.94     13.10
   KHI          9871    35486     19.60     23.00     0.13      0.17      1.33    43.61     35.59     12.15
   KHI          9871    35487     23.00     26.40     0.17      0.34      0.36    49.42     33.07      8.70
   KHI          9871    35488     26.40     32.00     0.24      0.45      0.22    39.20     36.04     14.65
   KHI          9871    35489     32.00     33.20     0.04      0.20      0.12    32.63     34.90     17.70
   KHI          9871    35490     33.20     34.10     0.17      0.29      0.15    16.90     42.05     30.05
   KHI          9871    35491     34.10     36.10     0.14      0.32      0.29    51.52     31.02      7.00
   KHI          9871    35492     36.10     38.10     0.10      1.61      0.41     7.00     42.26     33.80
   KHI          9871    35493     38.10     44.40     0.32      0.48      0.44    25.59     37.93     24.05
   KHI          9871    35494     44.40     46.50     0.12      0.36      0.03    12.73     12.81      6.80
   KHI          9871    35495     46.50     48.20     0.27      0.25      0.03    16.80     21.56     12.96
   KHI          9871    35496     48.20     52.20     0.07      0.36      0.01     7.60      7.56      4.41
   KHI          9871    35497     53.40     57.00     0.55      1.06      0.04     7.73      9.34      6.50
   KHI          9870    41250      3.90      7.30     0.02      0.15      0.04     3.96      3.96      3.46
   KHI          9870    41251      7.30     13.10     0.05      0.42      0.04     1.56      4.44      4.02
   KHI          9870    41252     13.10     16.10     0.06      0.75      0.02     0.57     11.54     11.86
   KHI          9870    41253     16.10     17.00     1.63      1.45      0.05    17.04     23.34     16.64
   KHI          9869    41256      9.00     14.00     0.55      1.05      0.06     2.88      9.23      9.90
   KHI          9869    41257     14.00     19.50     0.02      0.61      0.04     1.40      2.81      3.80
   KHI          9869    41258     19.50     23.20     0.39      8.98      0.03     5.80     32.34     30.78
   KHI          9869    41259     23.20     25.80     3.14      1.80      0.04    13.96     28.68     24.14
   KHI          9868    41205     22.90     26.00     0.13      0.16      0.10     3.72                3.64
   KHI          9868    41206     26.00     29.00     0.03      0.23      0.12     2.14                3.60
   KHI          9868    41207     33.20     34.20     0.07      0.31      0.02    27.60                7.36
   KHI          9868    41208     37.70     40.30     0.05      0.52      2.86    31.84                8.32
   KHI          9868    41209     40.30     42.20     0.04      1.19      0.06     5.42                4.00
   KHI          9868    41210     42.20     44.10     0.10      0.16      0.75    37.04                9.08
   KHI          9868    41211     44.10     46.00     0.02      2.82      0.04     2.06                6.56
   KHI          9868    41212     53.10     56.10     0.04      2.85      0.05     3.16                6.70


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9868    41213     56.10     59.20     0.07      2.33      0.15     3.40                7.48
   KHI          9868    41214     59.20     62.10     0.06      2.45      0.01     0.82                5.38
   KHI          9868    41215     62.10     65.10     0.05      1.66      0.19    26.30               11.38
   KHI          9868    41216     65.10     66.40     0.03      0.16      0.01     2.62                4.22
   KHI          9868    41217     66.40     71.60     0.08      0.11      1.69    38.19               11.06
   KHI          9868    41218     71.60     75.10     0.10      0.11      1.59    26.24                8.58
   KHI          9868    41219     75.40     77.30     0.08      0.20      0.80     2.24                4.64
   KHI          9868    41220     77.30     82.00     0.03      0.14      1.75    10.50                5.90
   KHI          9868    41221     82.00     85.70     0.04      0.22      5.92    24.07               10.14
   KHI          9868    41222     85.70     88.80     0.02      0.31      5.13    35.51               10.30
   KHI          9868    41223     88.80     92.20     0.09      0.19      1.87    17.96                2.74
   KHI          9868    41224     92.20     95.40     0.05      0.14      2.31    12.14                3.00
   KHI          9868    41225     95.40     99.00     0.04      0.59      1.91    44.36                4.58
   KHI          9868    41226     99.00    104.10     0.02      0.40      1.44    26.28                6.02
   KHI          9867    32289      0.00      5.70     0.15      0.15      0.00    32.75     32.70     15.33
   KHI          9867    32290      5.70      9.70     0.08      0.09      0.00    26.39     21.74      8.28
   KHI          9867    32291      9.70     13.10     0.05      0.04      0.00    24.56     10.94      3.80
   KHI          9867    32292     13.10     18.60     0.11      0.19      0.00    41.38     34.81     14.10
   KHI          9867    32293     18.60     22.50     0.11      0.10      0.00    40.05     35.01     13.20
   KHI          9867    32294     22.50     27.50     0.08      0.13      0.00    43.94     35.53     12.31
   KHI          9867    32295     27.50     33.20     0.17      0.25      0.00    41.78     36.44     16.56
   KHI          9867    32296     33.20     37.20     0.15      0.20      0.00    40.46     33.61     12.31
   KHI          9867    32297     37.20     42.00     0.84      0.82      0.00     2.19     26.69     23.94
   KHI          9866    41227     38.90     42.00     0.10      1.28      0.46    34.22     29.81     17.34
   KHI          9866    41228     42.00     45.90     0.11      0.28      0.44    23.40     23.28     17.12
   KHI          9866    41229     45.90     47.00     0.05      0.21      4.57    11.79     10.53      8.86
   KHI          9866    41230     50.50     53.40     0.01      0.09      1.16     7.00      6.10      6.80
   KHI          9866    41231     53.40     57.10     0.04      1.00      3.44    23.00     17.91     10.24
   KHI          9866    41232     57.10     62.10     0.01      1.34      2.74    13.98     11.53     10.12
   KHI          9866    41233     62.10     69.60     0.07      0.87      2.62    43.21     28.97     11.80
   KHI          9866    41234     69.60     74.70     0.08      0.30      2.87    47.24     31.11     10.00
   KHI          9866    41235     74.70     80.70     0.11      0.38      2.83    46.31     31.52     11.80
   KHI          9866    41236     80.70     86.40     0.09      0.38      6.30    45.76     30.93     11.18
   KHI          9866    41237     86.40     91.00     0.13      0.31     12.90    35.55     29.08     13.66
   KHI          9866    41238     91.00     95.00     0.04      0.20     16.40    35.84     27.24     11.84
   KHI          9866    41239     95.00    102.30     0.09      0.55      9.37    43.15     29.58     10.98
   KHI          9866    41240    102.30    110.00     0.16      0.94      2.22    26.82     23.18     11.83


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9866    41241    110.00    113.50     0.08      1.26      3.25    36.66     27.58     11.95
   KHI          9866    41242    113.50    118.00     0.06      1.30      2.61    44.45     28.00      9.80
   KHI          9865    41243     58.70     64.00     0.02      0.17      0.06    53.28     31.54      6.50
   KHI          9865    41244     64.00     67.70     0.04      2.60      0.05    50.00     32.92      8.04
   KHI          9865    41245     67.70     70.70     0.03      1.16      0.04    51.31     30.62      6.06
   KHI          9865    41246     70.70     77.20     0.04      0.50      0.06    48.52     33.72      9.54
   KHI          9865    41247     77.20     83.20     0.08      0.50      0.03    37.22     36.04     17.48
   KHI          9865    41248     83.20     90.20     0.01      0.21      0.13    55.70     31.21      5.14
   KHI          9865    41249     90.20     92.10     0.02      0.18      0.05    57.25     29.37      2.56
   KHI          9864    41260     41.20     43.90     0.20      0.12      0.08    37.49     25.07      8.06
   KHI          9864    41261     43.90     45.80     0.12      0.06      0.03     3.34      2.61      1.92
   KHI          9864    41262     45.80     49.80     0.18      0.10      1.33    39.82     22.36      4.54
   KHI          9864    41263     49.80     52.70     0.08      0.10      0.04     7.00      4.52      2.60
   KHI          9864    41264     52.70     55.00     0.19      0.41      0.37    44.78     26.66      6.64
   KHI          9864    41265     55.00     58.70     0.12      0.05      0.04     3.22      3.09      2.86
   KHI          9864    41266     58.70     60.90     0.14      0.42      0.02    37.79     24.52      6.56
   KHI          9864    41267     62.80     64.30     1.41      0.26      0.43    13.20     17.57     12.54
   KHI          9863    31072     46.90     54.50     0.13      0.52      0.00     0.49      0.73      1.09
   KHI          9863    31073     54.50     58.00     0.19     27.91      0.25    12.22     19.71      7.92
   KHI          9863    31074     58.00     60.50     0.05     35.81      0.89    13.42     22.44     11.19
   KHI          9863    31075     60.50     62.50     0.05      8.61      1.33     2.96      5.75      3.28
   KHI          9863    31076     62.50     66.40     0.17     26.77      2.65    20.89     25.23      9.01
   KHI          9863    31077     66.40     70.30     0.10     10.50      0.51     3.06     10.73      8.46
   KHI          9863    31078     70.30     71.90     0.38      5.02      0.15     1.64      4.98      3.82
   KHI          9863    31079     71.90     73.80     0.07      5.93      0.00     2.54      7.45      6.82
   KHI          9863    31080     73.80     75.40     0.19      4.67      0.00    28.95     19.16      6.69
   KHI          9863    31081     75.40     76.30     0.05      0.82      0.00     3.86      2.47      2.59
   KHI          9863    31082     76.30     77.00     0.20      4.15      0.00    28.69     18.46      3.82
   KHI          9863    31083     77.00     79.20     0.03      5.73      0.00     0.84      6.43      6.28
   KHI          9863    31084     79.20     80.00     0.03      2.12      0.00     7.61      5.93      2.73
   KHI          9863    31085     80.00     81.90     0.11      5.11      0.00     9.03      9.73      4.91
   KHI          9863    31086     81.90     83.50     0.03      3.66      0.00     0.54      3.86      4.37
   KHI          9863    31087     83.50     85.30     0.07      6.30      0.00     2.14      7.50      6.01
   KHI          9863    31088     85.30     86.60     0.17     23.09      0.00    10.75     28.71     21.02
   KHI          9863    31089     86.60     89.20     0.24     15.15      5.77     9.85     17.97     10.10
   KHI          9863    31090     89.20     90.70     0.06     10.69      6.53    28.57     24.75      7.92
   KHI          9863    31091     90.70     94.50     0.25     45.64      0.48     5.73     22.58     10.65


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9863    31092     94.50     95.50     0.09     12.84      0.00    33.32     23.67      6.69
   KHI          9863    31093     95.50     98.10     0.26     33.30      0.00     1.94     24.41     17.61
   KHI          9863    31094     98.10    100.90     0.04     11.66      0.00     0.64     12.35     11.46
   KHI          9863    31095    100.90    102.90     0.24      1.53      0.00     0.34      1.68      2.46
   KHI          9863    31096    102.90    104.00     0.03      1.20      0.00     0.34      1.36      3.00
   KHI          9863    31097    104.00    106.30     0.06      2.63      0.00     0.34      2.82      3.00
   KHI          9863    31098    106.30    111.00     0.02      3.31      0.00     0.34      3.48      4.09
   KHI          9863    31099    111.00    112.80     0.02      1.51      0.00     0.24      1.32      2.46
   KHI          9862    41657     24.00     26.30     0.10      0.37      4.07    41.65                6.84
   KHI          9862    41658     29.60     35.00     0.06      2.40      5.44    37.27                5.05
   KHI          9862    41659     35.00     41.10     0.05      5.92      1.76    34.70     23.82      6.43
   KHI          9862    41660     43.30     46.70     0.08      5.42      5.78    33.89                5.96
   KHI          9862    41661     48.70     56.00     0.05      4.46      2.84    37.55                5.70
   KHI          9862    41662    116.70    118.90     0.31      0.28      0.16     1.79               15.18
   KHI          9862    41663    123.40    130.00     0.32      4.37      0.06     0.73               28.48
   KHI          9861    41536     13.50     17.40     0.23      0.41      0.01    40.08                8.25
   KHI          9861    41537     19.80     21.40     0.11      0.22      0.01    41.39                6.74
   KHI          9861    41538     23.40     26.80     0.22      0.32      0.01    30.25               13.28
   KHI          9861    41541     63.90     65.00     2.13      0.82      0.01     0.66               25.56
   KHI          9861    41539     65.00     66.50     1.98      5.84      0.01     2.54               38.22
   KHI          9861    41540     66.50     69.10     0.33      0.23      0.01    24.84               21.96
   KHI          9861    41542     69.10     70.10     2.16      1.60      0.01     0.30               36.60
   KHI          9860    41603     14.20     17.10     0.01      0.14      0.09    50.19                8.14
   KHI          9860    41604     17.10     19.80     0.10      0.23      1.07    42.35                7.55
   KHI          9860    41605     19.80     22.80     0.09      0.06      0.07    10.62                2.95
   KHI          9860    41606     77.80     80.90     0.06      0.23      1.13    38.47                8.49
   KHI          9860    41607     80.90     85.30     0.08      0.14      1.86    50.20                5.43
   KHI          9860    41608     85.30     90.00     0.02      0.19      5.46    29.37                9.56
   KHI          9859      637     12.40     15.60     0.23      3.66      4.43    38.73                6.60
   KHI          9859      638     18.10     22.70     0.12      0.15      0.29    47.34               10.28
   KHI          9859      639     22.70     24.10     0.15      1.26      0.04    22.76     33.57     25.10
   KHI          9859      640     24.10     25.50     0.14      0.06      0.02    39.23     33.57     12.65
   KHI          9859      641     30.60     31.40     0.11      0.12      0.14    33.51                9.70
   KHI          9859      642     52.00     54.40     0.16      0.25      1.69    44.85                6.63
   KHI          9859      643     54.90     59.60     0.18      0.22      4.79    29.21               11.72
   KHI          9858    60351     32.20     39.50               0.29      0.25    47.73     28.79      6.17
   KHI          9858    60352     39.50     48.60               0.37      3.97    38.51                8.78


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9858    60353     48.60     57.20               0.31      0.57    45.51                5.64
   KHI          9858    60354     57.20     63.30               0.27      1.41    47.72     28.63      5.33
   KHI          9858    60355     63.30     73.00               0.22      1.45    48.74                6.50
   KHI          9858    60356     73.00     77.00               0.24      1.89    45.06                7.90
   KHI          9857    60357     29.00     30.70               0.38      0.05     8.60               15.32
   KHI          9857    60358     35.10     38.40               0.28      0.06    47.63                7.79
   KHI          9857    60359     38.40     43.20               5.24      0.09    36.09     24.80      8.72
   KHI          9857    60360     43.20     46.90               0.79      0.12    42.31                5.84
   KHI          9857    60361     51.30     54.80               0.08      0.18    10.05                3.16
   KHI          9857    60362     64.80     68.40               7.36      0.09     1.36               17.83
   KHI          9857    60363     68.40     81.20               1.70      0.10     1.14     23.64     38.84
   KHI          9856    37839     50.00     55.40     0.36      2.16      0.01     0.29      4.97      7.12
   KHI          9856    37840     55.40     58.60     0.85     10.86      0.18    25.77     30.39     17.62
   KHI          9856    37841     58.60     61.30     0.61     16.34      0.36    10.06     32.73     25.57
   KHI          9856    37842     61.30     65.00     0.54      8.68      0.10     7.08     21.82     17.92
   KHI          9856    37843     65.00     67.60     0.38      3.24      0.34    14.26     12.02      6.35
   KHI          9856    37844     67.60     70.30     2.01     17.90      0.01     0.31     26.31     22.09
   KHI          9856    37845     71.30     75.20     0.60      1.20      0.01     0.11      3.02      3.22
   KHI          9856    37846     75.20     76.70     4.06     22.01      0.02     1.03     31.28     26.00
   KHI          9856    37847     76.70     80.20     0.14      2.82      0.11     1.67      5.55      5.06
   KHI          9856    37848     80.20     83.70     0.03      0.87      0.01     0.07      1.12      1.57
   KHI          9856    37849     83.70     86.70     0.08      2.39      0.05     1.07      4.36      4.07
   KHI          9856    37850     86.70     89.70     0.24      1.65      0.18     2.38      3.58      2.82
   KHI          9856    37851    112.00    114.20     0.17      0.86      0.07    16.49     23.58     13.35
   KHI          9856    37852    114.20    116.60     0.28      7.30      0.02     3.93     13.86     11.42
   KHI          9855    41621      2.00      7.30     0.12      0.19      0.89    22.84      8.50      3.96
   KHI          9855    41622      7.30     12.60     0.06      0.07      0.22     5.60      8.50      1.10
   KHI          9855    41623     12.60     19.20     0.06      0.04      0.21    11.94      8.50      2.04
   KHI          9855    41624     19.20     22.30     0.11      0.17      0.02    42.10     22.51      4.56
   KHI          9855    41625     22.30     24.60     0.09      0.13      0.26    33.66     22.51      3.75
   KHI          9855    41626     37.50     44.20     0.07      1.04      0.81     3.74                1.91
   KHI          9855    41627     44.20     48.10     0.05      3.28      5.00    40.80                5.62
   KHI          9855    41628     48.10     51.10     0.05      0.34      9.44    32.73                8.68
   KHI          9855    41629     53.00     54.50     0.02      0.42      2.60    39.22                9.40
   KHI          9854      878     58.70     60.80     0.07      0.93      0.02     0.79      2.97      4.22
   KHI          9854      879     64.60     67.80     0.11      0.55      0.03     0.04      2.78      3.44
   KHI          9854      880     67.80     72.20     0.47      0.86      0.02     0.40      8.30      8.04


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9854      881     72.20     75.90     1.94      9.74      0.03     0.22     21.18     20.33
   KHI          9854      882     75.90     79.00     0.28      0.42      0.02     1.00      1.74      2.48
   KHI          9854      883     79.00     80.60     0.05      0.48      0.03     0.14      3.28      4.18
   KHI          9854      884     80.60     81.80     0.06      2.12      0.04     0.13     11.24     10.86
   KHI          9854      885     88.40     92.60     0.01      0.18      0.02     0.48      0.62      0.87
   KHI          9854      886     92.60     94.30     0.01      0.07      0.01     3.17      1.97      0.74
   KHI          9854      887     94.30     97.60     0.01      0.76      0.01     0.16      0.95      1.32
   KHI          9854      888     97.60     99.10     0.01      5.97      0.01    34.57     24.19      6.82
   KHI          9854      889     99.10    101.80     0.01      0.93      0.01     0.09      0.96      1.29
   KHI          9854      890    101.80    105.70     0.01      3.22      0.01     1.09      3.83      3.26
   KHI          9854      891    105.70    109.00     0.01      0.60      0.03     2.20      2.43      1.67
   KHI          9853      630      3.30      5.00     0.16      0.16      0.13    19.72               11.16
   KHI          9853      631      8.80     11.40     0.06      0.06      0.04    29.30                3.85
   KHI          9853      632     23.30     27.90     0.07      0.07      6.26    19.44     19.65      2.55
   KHI          9853      633     27.90     35.00     0.06      0.06      6.75    33.20     19.65      3.09
   KHI          9853      634     35.00     42.70     0.13      0.13      7.39    39.05     19.65      5.30
   KHI          9853      635     49.00     55.30     0.16      0.58      6.12    35.66     30.32      9.80
   KHI          9853      636     55.30     60.50     0.11      0.23      1.69    47.84     30.32      7.48
   KHI          9852    37049     62.90     65.30     0.02      0.68      0.03     1.10      3.51      3.05
   KHI          9852    37050     65.30     67.80     0.02      1.26      0.03     0.48      2.12      2.39
   KHI          9852    37051     67.80     69.10     0.02      0.89      0.03     1.63      1.87      1.31
   KHI          9852    37052     69.10     72.90     0.02      2.11      0.03     0.04      2.31      2.92
   KHI          9852    37053     72.90     74.60     0.02      0.42      0.03     0.20      0.67      1.11
   KHI          9852    37054     74.60     77.70     0.02      0.79      0.02     0.12      2.08      1.58
   KHI          9852    37055     77.70     78.80     0.03     10.84      0.02     0.09     10.73      9.31
   KHI          9852    37056     78.80     80.60     0.10      1.43      0.02     0.04      1.42      1.76
   KHI          9852    37057     80.60     87.30     0.02      2.05      0.02     0.12      2.19      3.41
   KHI          9852    37058     87.30     91.10     0.02      1.41      0.01     0.02      1.46      2.83
   KHI          9852    37059     91.10     96.30     0.02      1.67      0.01     0.03      1.68      2.72
   KHI          9852    37060     96.30     99.20     0.02      1.36      0.01     0.04      0.86      2.27
   KHI          9852    37061     99.20    100.90     0.02      1.43      0.02     0.12      0.71      2.58
   KHI          9852    37062    100.90    104.20     0.02      0.14      0.02     0.18      1.37      3.89
   KHI          9852    37063    104.20    106.90     0.02      0.48      0.02     1.61      2.00      3.69
   KHI          9851       64      1.40      3.00     0.18      5.89      0.02     0.10      6.15      6.18
   KHI          9851       65      3.00      9.60     0.13      0.73      0.01     0.03      0.67      1.54
   KHI          9851       66      9.60     13.40     1.06      6.41      0.01     8.57     11.58      7.94
   KHI          9851       67     13.40     16.40     0.17      0.77      0.01     0.21      0.86      2.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9851       68     16.40     19.70     0.09      1.47      0.01     0.20      1.37      2.11
   KHI          9851       69     19.70     22.10     0.27      2.51      0.01     0.08      2.39      3.20
   KHI          9851       70     22.10     25.30     0.08      1.10      0.01     0.02      1.13      2.04
   KHI          9851       71     25.30     27.50     0.28      8.50      0.01     0.09     10.01      9.27
   KHI          9851       72     27.50     30.60     0.92      5.08      0.02     0.09      6.60      7.10
   KHI          9851       73     30.60     33.00     0.04      2.45      0.01     0.06      2.75      3.74
   KHI          9851       74     33.00     34.80     0.05      1.08      0.01     0.08      3.10      4.38
   KHI          9850    36263     36.60     38.80     0.02      1.26      0.14     0.37      1.87      1.39
   KHI          9850    36264     38.80     43.50     0.04     11.22      0.05     8.34     16.34     10.48
   KHI          9850    36265     43.50     48.30     0.02      2.03      0.02     3.44      2.79      2.12
   KHI          9850    36266     48.30     50.30     0.28      7.22      0.08    40.87     28.72      7.00
   KHI          9850    36267     50.30     53.00     0.12      2.42      0.15     1.36      3.39      2.32
   KHI          9850    36268     53.00     53.30     0.03     20.44      0.30     9.66     26.36     16.93
   KHI          9850    36269     53.30     54.70     0.08      2.20      0.08     0.48      3.04      2.33
   KHI          9850    36270     54.70     59.80     0.12     19.09      0.51    13.16     27.54     16.36
   KHI          9850    36271     59.80     62.80     0.11      4.77      1.58    39.30     26.93      7.44
   KHI          9850    36272     62.80     64.40     0.12      9.86      1.63    29.08     28.19      9.24
   KHI          9850    36273     64.40     65.90     0.11     32.02      0.05     1.76     29.46     21.48
   KHI          9850    36274     65.90     70.00     0.49     12.89      0.11     3.95     11.86      7.56
   KHI          9850    36275     70.00     76.10     0.12      2.79      0.10     0.78      1.71      2.25
   KHI          9850    36276     76.10     78.10     0.13      4.42      0.12     1.22      4.28      3.17
   KHI          9849    35839     91.60     94.70     0.03      1.85      0.00     0.00      2.00      5.41
   KHI          9849    35840     94.70     97.00     0.03      2.20      0.00     0.00      2.23      4.98
   KHI          9849    35841     97.00    100.30     0.02      2.45      0.00     0.00      2.49      5.09
   KHI          9849    35842    100.30    103.30     0.06      3.90      0.00     0.00      3.72      6.26
   KHI          9849    35843    103.30    105.60     0.02      3.05      0.00     0.00      3.28      5.09
   KHI          9849    35844    105.60    109.40     0.02      2.90      0.00     0.00      2.92      6.05
   KHI          9849    35845    109.40    113.40     0.02      0.55      0.00     0.00      0.67      2.55
   KHI          9849    35846    113.40    117.00     0.04      2.90      0.00     0.00      3.02      5.09
   KHI          9849    35847    117.00    123.10     0.01      1.85      0.00     0.00      2.17      4.88
   KHI          9849    35848    123.10    127.40     0.03      2.75      0.00     0.00      2.97      5.30
   KHI          9849    35849    133.80    134.90     0.02      3.75      0.00     0.10      3.64      5.62
   KHI          9848    41644     38.90     41.00     0.04      0.16      0.08    15.72                2.81
   KHI          9848    41645     43.10     45.10     0.06      0.15      1.22    20.62                3.22
   KHI          9848    41646     52.50     58.80     0.07      0.21      3.22    37.50                7.50
   KHI          9848    41647     58.80     65.70     0.09      0.33      0.43    49.39     29.61      6.34
   KHI          9848    41648     65.70     70.20     0.07      0.30      2.04    44.54                8.04


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9848    41649     70.20     75.80     0.10      2.59      3.07    20.56     16.65      4.50
   KHI          9848    41650     75.80     79.50     0.06      0.96      3.95    26.35                3.22
   KHI          9848    41651     79.50     86.00     0.05      0.20      4.82    23.88                4.51
   KHI          9848    41652     86.00     90.20     0.06      0.29      3.55    19.12     15.51      3.75
   KHI          9848    41653     90.20     96.40     0.05      0.25      3.70    35.37                5.69
   KHI          9848    41654     96.40    101.20     0.08      0.17      3.37    32.80     21.71      5.03
   KHI          9848    41655    101.20    105.70     0.09      2.21      0.15    38.64                4.29
   KHI          9848    41656    105.70    108.00     0.05      1.21      0.07    17.76                3.49
   KHI          9847    41617     42.90     48.50     0.03      0.22      7.50    42.56                8.02
   KHI          9847    41618     48.50     54.80     0.15      0.23      6.28    37.69                4.96
   KHI          9847    41619     54.80     57.40     0.01      0.09      1.88     9.78                2.71
   KHI          9847    41620     57.40     66.40     0.15      1.91      1.83    39.01                6.72
   KHI          9846    41609     15.40     21.90     0.10      0.19      0.14    37.88                9.08
   KHI          9846    41610     21.90     26.60     0.13      0.29      0.30    45.19               11.21
   KHI          9846    41611     26.60     29.30     0.06      0.09     15.00    46.79                4.01
   KHI          9846    41612     29.30     32.90     0.06      0.16      1.54    47.07                9.56
   KHI          9846    41613     32.90     33.90     0.59      0.45      0.55    14.22               26.55
   KHI          9846    41614     33.90     35.30     0.07      0.26      0.23    55.99                6.37
   KHI          9846    41615     35.30     39.30     0.05      0.16      0.16    53.42                7.20
   KHI          9846    41616     39.30     43.30     0.05      0.13      3.85    50.68                5.07
   KHI          9845    41600     11.70     15.70     0.16      0.19      0.01    35.11                7.29
   KHI          9845    41601     15.70     20.40     0.14      0.40      0.03    30.00                9.65
   KHI          9845    41602     59.50     60.00     0.95      3.16      0.35    32.87               16.34
   KHI          9844              72.20     76.10     0.14      0.39      0.02     0.10      9.91      9.86
   KHI          9844              76.10     77.40     0.11      2.05      0.05    23.79     27.73     15.04
   KHI          9844              77.40     78.60     0.15     14.00      0.04     0.56     23.26     21.00
   KHI          9844              78.60     82.00     0.03      0.07      0.01     2.28      2.75      2.41
   KHI          9844              82.00     83.10     0.04      0.07      0.01     4.36     24.50      5.46
   KHI          9844              86.50     88.70     0.41      0.48      0.02     0.06      9.70     10.62
   KHI          9843    36196     46.10     48.70     0.33      3.39      0.01     3.18      6.43      5.91
   KHI          9843    36197     48.70     54.90     0.09      3.01      0.01     0.90      3.87      4.06
   KHI          9843    36198     54.90     60.90     0.07      8.86      0.01     0.89     10.28      9.58
   KHI          9843    36199     60.90     62.70     0.03      2.00      0.01     0.11      2.03      3.48
   KHI          9843    36200     62.70     67.70     0.03      6.23      0.01     0.32      6.38      6.84
   KHI          9843    36201     67.70     70.30     0.68      9.80      0.01     1.27     12.37     11.38
   KHI          9843    36202     70.30     72.90     0.06     11.12      0.01    17.28     23.30     14.34
   KHI          9843    36203     72.90     75.70     0.06      9.63      0.01     5.26     14.01     10.49


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9843    36204     75.70     80.30     0.11      4.23      0.02     1.52      5.15      4.58
   KHI          9843    36205     80.30     83.70     0.05      3.39      0.01     1.92      4.55      4.21
   KHI          9843    36206     85.30     87.60     0.06      1.89      0.02     0.30      2.21      2.59
   KHI          9843    36207     87.60     89.50     0.05      2.71      0.02     8.10      7.55      4.00
   KHI          9843    36208     91.30     93.10     0.38      1.79      0.01     4.78     12.02     11.44
   KHI          9843    36209     93.10     95.50     0.02      1.02      0.01     0.62      1.49      1.75
   KHI          9843    36210    106.10    110.80     0.04      1.39      0.01     0.44      2.87      3.10
   KHI          9842    36824     10.60     13.30     0.02      0.69      0.01     0.04      0.62      1.10
   KHI          9842    36825     13.30     15.70     0.05      1.41      0.01     0.03      1.23      2.40
   KHI          9842    36826     15.70     19.80     0.06      1.12      0.01     0.02      0.92      1.62
   KHI          9842    36827     21.20     22.50     0.02      2.26      0.01     0.02      2.18      3.57
   KHI          9842    36828     28.50     31.00     0.03      1.39      0.01     0.02      1.35      2.15
   KHI          9842    36829     31.00     33.90     0.02      2.60      0.02     0.03      2.31      3.21
   KHI          9842    36830     33.90     39.20     0.04      2.01      0.01     0.03      1.31      2.86
   KHI          9842    36831     40.20     43.10     0.05      1.62      0.01     0.04      1.19      1.95
   KHI          9842    36832     43.10     46.60     0.06      2.62      0.01     0.02      1.34      2.46
   KHI          9841               0.00      1.50     0.05      3.71      0.05     0.25      3.95      4.60
   KHI          9841               1.50     15.00     0.03      0.77      0.00     0.08      0.88      1.86
   KHI          9841              15.00     19.50     0.14      1.77      0.00     0.22      1.87      3.07
   KHI          9841              19.50     36.00     0.08      2.60      0.00     0.15      2.68      5.24
   KHI          9841              36.00     48.00     0.06      1.31      0.00     0.14      1.36      3.90
   KHI          9841              48.00     51.00     0.05      0.43      0.00     0.04      0.35      4.32
   KHI          9841              51.00     54.00     0.10      1.43      0.00     0.25      0.86      4.88
   KHI          9841              54.00     60.50     0.11      0.91      0.00     0.04      0.70      4.04
   KHI          9841              60.50     63.50     0.06      3.33      0.00     0.14      3.37      6.55
   KHI          9841              63.50     70.50     0.23      0.57      0.00     0.19      0.50      4.46
   KHI          9840    37907    102.50    105.50     0.07      0.73      0.04     0.90     12.75     13.64
   KHI          9840    37908    105.50    110.20     0.05      2.09      0.03     0.54      6.36      7.54
   KHI          9840    37909    110.20    114.30     0.06      3.32      0.02     0.89      4.31      2.89
   KHI          9840    37910    114.30    118.00     0.02      2.08      0.03     0.31      2.35      2.90
   KHI          9840    37911    118.00    121.90     0.06      3.35      0.03     0.78      3.76      3.90
   KHI          9840    37912    121.90    123.00     0.07      1.15      0.03     0.52      7.32      7.79
   KHI          9840    37913    123.00    126.90     0.06      0.23      0.03     0.71      4.88      5.26
   KHI          9840    37914    136.40    141.40     0.80      0.20      0.05     3.61     24.53     20.68
   KHI          9840    37915    141.40    145.70     0.17      1.24      0.03     0.94     20.05     17.59
   KHI          9840    37916    145.70    150.40     0.15      0.22      0.03    19.80     21.00     10.23
   KHI          9840    37917    150.40    153.30     0.45      0.92      0.05     7.74     18.09     12.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9840    37918    153.30    157.10     0.19      0.81      0.04    13.20     17.19     10.14
   KHI          9840    37919    157.10    160.00     0.17      8.53      0.30    18.88     19.12      8.03
   KHI          9840    37920    160.00    164.30     0.25      0.79      0.03     3.25      5.99      4.40
   KHI          9840    37921    164.30    167.60     0.16      2.69      0.02     7.33      9.66      6.38
   KHI          9840    37922    167.60    170.00     0.15      8.99      0.02     3.30     10.56      7.96
   KHI          9840    37923    170.00    173.00     0.13      1.77      0.02     0.39      2.09      2.26
   KHI          9840    37924    173.00    177.90     0.10      2.49      0.01     0.72      3.26      2.98
   KHI          9840    37925    177.90    180.50     0.77     13.64      0.03     4.96     15.70     10.76
   KHI          9840    37926    180.50    183.00     0.04      0.96      0.01     0.41      1.17      1.15
   KHI          9840    37927    183.00    185.60     0.22     10.99      0.03    10.12     16.64     10.28
   KHI          9840    37928    185.60    187.80     0.11      2.31      0.02     0.32      2.53      7.75
   KHI          9840    37929    187.80    190.00     0.13      6.88      0.03     1.69      9.01      7.96
   KHI          9840    37930    190.00    194.00     0.04      3.05      0.02     1.10      3.44      3.27
   KHI          9840    37931    194.00    196.10     0.06      1.94      0.01     0.56      3.55      3.77
   KHI          9840    37932    196.10    199.30     0.12      2.63      0.07     2.30      7.32      6.04
   KHI          9840    37933    199.30    202.50     0.08      0.92      0.01     0.86      1.90      1.73
   KHI          9840    37934    202.50    204.00     0.07      1.05      0.01     0.08      0.99      1.10
   KHI          9840    37935    204.00    209.60     0.09      1.13      0.01     0.06      1.12      1.20
   KHI          9840    37936    209.60    212.80     0.24      2.72      0.01     0.49      7.46      6.98
   KHI          9840    37937    212.80    217.60     0.04      0.66      0.01     0.20      2.44      2.77
   KHI          9839               0.00      7.00     0.01      0.75               0.13      1.06      2.07
   KHI          9839               7.00     12.00     0.02      1.30               0.14      1.38      2.48
   KHI          9839              12.00     21.00     0.15      0.60               0.14      0.28      1.54
   KHI          9839              21.00     26.00     0.07      1.23               0.12      1.05      3.26
   KHI          9839              26.00     29.00     0.01      2.05               0.00      2.14      4.60
   KHI          9839              29.00     45.50     0.06      1.25               0.22      1.24      5.92
   KHI          9839              45.50     48.50     0.82      0.97               0.14      0.55      4.04
   KHI          9839              48.50     49.50     0.01      2.30               0.14      1.08      5.16
   KHI          9839              49.50     53.50     0.01      1.66               0.04      0.71      3.21
   KHI          9839              53.50     58.50     0.01      0.53               0.09      0.36      2.51
   KHI          9839              58.50     62.00     0.15      1.01               0.04      0.59      4.75
   KHI          9839              62.00     66.50     0.36      5.87               0.30      5.63      6.83
   KHI          9839              66.50     74.70     0.03      0.44               0.14      0.42      3.94
   KHI          9838    41573      0.00      7.20     0.13      0.27      0.01    42.15                9.68
   KHI          9838    41574      7.20     10.20     0.17      0.15      0.01     8.93               16.92
   KHI          9838    41575     10.20     14.00     0.13      0.10      0.01     8.47               13.22
   KHI          9838    41576     32.30     36.10     0.14      0.53      0.01    43.25                8.52


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9838    41577     42.30     42.80     0.13      0.21      0.01    26.58                9.02
   KHI          9838    41578     45.80     46.40     0.10      0.19      0.11    19.92                5.56
   KHI          9837    35871     55.90     58.00     0.07      6.68      1.93    11.50     15.73      8.80
   KHI          9837    35872     63.80     64.30     0.09      2.60      0.00     1.55      8.58      8.59
   KHI          9837    35873     64.30     68.30     0.14      6.38      0.00     0.50     22.38     19.83
   KHI          9837    35874     68.30     71.30     0.10      9.61      0.00     0.60     22.59     20.20
   KHI          9837    35875     71.30     73.00     0.12     11.35      0.00     0.33     13.53     12.83
   KHI          9837    35876     74.30     76.50     0.28     25.30      0.00     8.38     31.45     23.33
   KHI          9837    35877     76.50     79.40     0.19     23.50      0.62     6.75     29.89     22.48
   KHI          9837    35878     79.40     81.00     0.66     12.08      1.40    10.05     23.94     15.59
   KHI          9837    35879     81.00     83.20     0.30     19.12      0.00    13.00     29.41     21.21
   KHI          9837    35880     83.20     86.60     0.27     14.12      1.94    25.45     27.78     15.70
   KHI          9837    35881     86.60     90.00     0.12     10.91      1.84    23.35     25.36     11.72
   KHI          9837    35882     90.00     92.50     0.14      2.00      0.35     7.05     27.87     21.48
   KHI          9837    35883     92.50     94.00     0.18      2.46      1.22     6.85      6.78      2.97
   KHI          9837    35884     94.00     94.60     0.11      6.10      5.61    37.02     28.09      7.64
   KHI          9837    35885     94.60     95.40     0.02      0.47      0.00     5.13      3.19      1.17
   KHI          9837    35886     95.40     97.80     0.02      4.35      0.68    41.50     28.04      5.90
   KHI          9837    35887     97.80    100.20     0.22     14.12      0.64    11.20     21.93     14.65
   KHI          9837    35888    100.20    103.50     0.10     24.70      0.00     1.18     29.81     25.25
   KHI          9837    35889    103.50    106.30     0.47     21.93      0.00     0.50     33.07     28.09
   KHI          9837    35890    106.30    109.00     0.59     23.73      0.00     6.75     32.42     24.70
   KHI          9837    35891    109.00    111.90     0.07      3.48      1.72    15.93     13.49      5.03
   KHI          9836    41579      1.30      4.40     0.18      0.07      0.01    31.27               15.68
   KHI          9836    41580      4.40     10.10     0.26      0.46      0.09    40.98                9.78
   KHI          9836    41581     20.00     28.90     0.09      0.18      0.01    47.20                5.78
   KHI          9836    41582     28.90     33.50     0.16      0.31      4.52    45.22                7.56
   KHI          9836    41583     33.50     38.50     0.11      1.27      8.60    37.11                8.84
   KHI          9836    41584     38.50     42.90     0.29      0.75      1.22    52.95                5.24
   KHI          9836    41585     42.90     46.10     0.18      0.47      1.24    48.86                5.78
   KHI          9836    41586     46.10     51.40     0.12      0.09      2.48    17.92                5.34
   KHI          9836    41587     51.40     54.00     0.12      0.18      2.01    20.72                7.61
   KHI          9836    41588     54.40     57.00     0.12      0.12      0.08    10.30                8.84
   KHI          9836    41589     60.20     65.80     0.09      0.39      0.05     4.98                6.82
   KHI          9836    41590     67.80     73.70     0.05      2.38      0.04    10.03                5.51
   KHI          9836    41591     73.70     75.80     0.08      9.47      0.01     8.80               13.42
   KHI          9836    41592     75.80     80.50     0.22     11.10      0.04     1.55               24.76


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9836    41593     80.50     85.70     0.23      1.08      0.11    15.46               25.55
   KHI          9834    41515      0.00      4.50     0.07      4.08      1.44    12.52                5.44
   KHI          9834    41516      4.50      7.60     0.03      4.49      2.66    21.60                4.49
   KHI          9834    41517      7.60     10.50     0.05      8.39      2.10    32.69                8.80
   KHI          9834    41518     10.50     14.20     0.09     12.44      6.74    25.48               11.49
   KHI          9834    41519     14.20     18.30     0.10      5.12      0.32    34.38                6.83
   KHI          9834    41520     18.30     19.40     0.35      1.49      0.02     1.98                2.11
   KHI          9834    41521     50.00     52.10     0.08      0.29      0.09    17.71                5.46
   KHI          9834    41522     59.20     63.40     2.57      9.02      0.18     1.40                7.87
   KHI          9834    41523     63.40     67.40     1.30      5.49      0.04     3.41                7.10
   KHI          9834    41524     67.40     68.80     0.32      8.25      0.10     1.10                8.46
   KHI          9834    41525     68.80     72.00     0.08      2.06      0.01     0.76                2.29
   KHI          9834    41526     72.00     74.80     0.13      4.59      0.03     9.76                5.30
   KHI          9834    41527     74.80     76.70     0.06      1.90      0.01     0.59                2.60
   KHI          9834    41528     76.70     80.10     0.05      5.82      0.05     3.89                8.08
   KHI          9834    41529     80.10     84.00     0.01      2.86      0.03     0.42                3.68
   KHI          9834    41530     84.00     87.30     0.03      2.72      0.03     1.38                3.44
   KHI          9834    41531     87.30     90.40     0.10      1.38      0.01     1.67                2.68
   KHI          9834    41532     90.40     94.50     0.13      1.34      0.08     0.63                3.48
   KHI          9834    41533     94.50     98.50     0.11      1.03      0.01     1.82                4.00
   KHI          9834    41534     98.50    106.20     0.04      1.33      0.01     0.20                3.28
   KHI          9834    41535    106.20    108.40     0.16      1.14      0.01     0.38                4.32
   KHI          9833    41543     10.30     12.50     0.05      0.22      0.01     1.44                2.51
   KHI          9833    41544     12.50     15.20     0.06      0.90      0.01     1.22                3.08
   KHI          9833    41545     15.20     17.50     0.11      1.83      1.73    35.09                9.22
   KHI          9833    41546     17.50     21.00     0.10      0.27      1.70    33.18               11.29
   KHI          9833    41547     21.00     23.00     0.04      0.16      0.09    11.44                5.91
   KHI          9833    41548     23.00     26.90     0.03      0.39      1.68    41.30                8.56
   KHI          9833    41549     26.90     31.10     0.06      0.24      0.21     3.80                5.42
   KHI          9833    41550     31.10     34.80     0.05      0.15      0.08     1.86                4.84
   KHI          9833    41551     34.80     37.80     0.03      1.11      0.06    12.90                7.22
   KHI          9833    41552     37.80     40.30     0.10      6.02      0.01    34.62               13.78
   KHI          9833    41553     40.30     42.80     0.14      4.81      0.70    24.80               12.42
   KHI          9833    41554     42.80     46.10     0.15      0.36      3.94    34.59               11.35
   KHI          9833    41555     46.10     48.20     0.12      0.20      1.72    17.15               12.12
   KHI          9833    41556     48.20     50.80     0.11      0.41      4.06    30.18               13.62
   KHI          9833    41557     50.80     54.10     0.23      0.91      0.02     3.37               18.44


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9833    41558     54.10     58.00     1.13      1.37      0.27     2.71               10.22
   KHI          9832    41559      9.70     13.40     0.05      0.35      0.01     0.31      0.91      1.77
   KHI          9832    41560     13.40     20.10     0.10      0.41      1.53    39.29     26.32      8.32
   KHI          9832    41561     20.10     25.00     0.10      0.29      1.41    40.21     26.85      9.00
   KHI          9832    41562     25.00     32.40     0.09      0.23      0.01     6.00      7.85      7.06
   KHI          9832    41563     32.40     39.20     0.16     12.31      0.01    12.72     22.56     18.20
   KHI          9832    41564     39.20     46.10     0.59      4.06      0.04     0.58     22.25     27.46
   KHI          9832    41565     46.10     50.00     0.94      0.98      0.02     0.69     13.31     16.80
   KHI          9831    41566      4.30     11.50     0.03      0.42      0.01     0.46      1.05      1.77
   KHI          9831    41567     11.50     17.50     0.13      1.08      2.88    42.09     26.03      7.00
   KHI          9831    41568     17.50     21.80     0.14      0.73      6.06    40.28     28.22     10.10
   KHI          9831    41569     21.80     27.70     0.14      6.21      0.01     2.33     10.89     11.16
   KHI          9831    41570     27.70     34.00     0.43     12.26      0.01     7.43     18.79     17.44
   KHI          9831    41571     34.00     41.00     0.28     12.29      0.03    14.04     23.70     17.66
   KHI          9831    41572     41.00     43.30     1.98      4.10      0.01     0.42     19.93     22.10
   KHI          9830    35775     62.80     65.10     0.22      1.70      0.00     3.57      6.87      5.67
   KHI          9830    35776     65.10     69.70     0.20      6.10      0.00     1.15      9.47      8.22
   KHI          9830    35777     69.70     73.30     0.25     26.75      0.00     0.32     30.19     24.50
   KHI          9830    35778     73.30     76.90     0.26      3.35      0.00     0.96      5.87      4.99
   KHI          9830    35779     84.30     86.40     0.05      0.70      0.00     9.60     13.47      8.17
   KHI          9830    35780     86.40     88.80     0.22      0.60      0.00     2.10      3.27      2.44
   KHI          9830    35781     88.80     93.80     0.10      0.20      0.00    16.25     14.45      6.68
   KHI          9830    35782     93.80     95.60     0.06      0.20      0.00     2.40      2.10      1.91
   KHI          9830    35783     95.60     99.50     0.12      0.20      0.00    17.55     12.17      3.55
   KHI          9830    35784     99.50    102.10     0.15      0.15      0.00    28.30     29.71     14.48
   KHI          9830    35785    102.10    105.60     0.14      1.85      0.00    11.60     16.93      9.17
   KHI          9829    41617     42.90     48.50               0.22      7.50    42.56                8.02
   KHI          9829    41618     48.50     54.80               0.23      6.28    37.69                4.96
   KHI          9829    41619     54.80     57.40               0.09      1.88     9.78                2.71
   KHI          9829    41620     57.40     66.40               1.91      1.83    39.01                6.72
   KHI          9828    41609     15.40     21.90               0.19      0.14    37.88                9.08
   KHI          9828    41610     21.90     26.60               0.29      0.30    45.19               11.21
   KHI          9828    41611     26.60     29.30               0.09     15.00    46.79                4.01
   KHI          9828    41612     29.30     32.90               0.16      1.54    47.07                9.56
   KHI          9828    41613     32.90     33.90               0.45      0.55    14.22               26.55
   KHI          9828    41614     33.90     35.30               0.26      0.23    55.95                6.37
   KHI          9828    41615     35.30     39.30               0.16      0.16    53.42                7.20


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9828    41616     39.30     43.30               0.13      3.85    50.68                5.07
   KHI          9827    38406    111.20    114.40     0.14      0.41      0.07     6.20      4.60      2.20
   KHI          9827    38407    114.40    117.50     0.07      0.84      0.05     1.67      3.47      3.12
   KHI          9827    38408    117.50    121.30     0.04      1.74      0.06     1.45      3.47      2.92
   KHI          9827    38409    121.30    124.40     0.08      4.65      0.04     1.64      7.06      6.15
   KHI          9827    38410    124.40    127.20     0.04      5.73      0.04    13.40     15.00      7.66
   KHI          9827    38411    127.20    130.60     0.02      2.33      0.03     3.87      4.55      2.60
   KHI          9827    38412    130.60    133.30     0.02      2.12      0.02     0.45      2.38      2.33
   KHI          9827    38413    133.30    136.00     0.05      1.28      0.07     1.74      2.87      2.29
   KHI          9826    39296    107.60    113.20               0.56      0.04     0.64      5.22      6.12
   KHI          9826    39297    113.20    118.40               0.26      0.05     0.72      4.00      4.71
   KHI          9826    39298    118.40    122.40               0.23      0.01     0.44      3.40      4.20
   KHI          9826    39299    132.10    134.50               0.43      0.03     1.56      4.06      3.58
   KHI          9826    39300    138.60    142.20               1.94      0.02     0.41      2.33      2.19
   KHI          9826    39301    142.20    144.30               0.58      0.01     0.42      2.16      2.21
   KHI          9826    39302    144.30    149.90               1.97      0.06     0.38      3.09      3.28
   KHI          9826    39303    149.90    154.00               2.92      0.01     0.60      4.63      4.71
   KHI          9826    39304    154.00    158.20               1.28      0.02     2.94      5.13      4.39
   KHI          9826    39305    158.20    163.80               2.90      0.02     1.10      5.12      4.47
   KHI          9826    39306    163.80    167.20               5.08      0.01     0.21      5.64      5.07
   KHI          9826    39307    167.20    171.30               2.80      0.01     0.12      3.25      3.21
   KHI          9826    39308    171.30    174.50               1.56      0.01     0.30      1.92      1.90
   KHI          9826    39309    174.50    177.80               2.60      0.01     0.09      2.70      2.68
   KHI          9826    39310    181.00    185.50               1.96      0.01     1.46      2.98      2.19
   KHI          9826    39311    185.50    188.20               0.95      0.01     4.54      3.50      1.28
   KHI          9826    39312    188.20    191.50               1.26      0.01     9.18      5.86      1.82
   KHI          9826    39313    191.50    196.40               1.13      0.01     2.44      5.15      3.87
   KHI          9826    39314    196.40    198.30               0.34      0.02    21.70     17.67      8.47
   KHI          9826    39315    198.30    200.20               0.47      0.01     2.52      3.48      3.27
   KHI          9826    39316    206.00    207.30               1.37      0.01     8.06      2.45      3.10
   KHI          9826    39317    207.30    209.30               0.56      0.01     0.30      3.90      4.26
   KHI          9826    39318    212.70    213.50               0.46      0.01     6.41      4.95      2.49
   KHI          9826    39319    221.40    222.20               2.21      0.01     0.40      2.11      2.95
   KHI          9825    37110    123.70    130.10     0.02      0.36      0.14     2.33      5.39      6.87
   KHI          9825    37111    130.10    136.60     0.02      0.23      0.01     0.54      2.51      4.39
   KHI          9825    37112    145.60    148.90     0.02      0.95      0.01     0.48      3.26      4.39
   KHI          9825    37113    148.90    151.90     0.02      1.42      0.01     0.26      2.46      3.44


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9825    37114    151.90    155.00     0.02      2.19      0.01     0.20      2.86      3.71
   KHI          9825    37115    155.00    160.90     0.02      2.82      0.01     0.24      3.90      4.52
   KHI          9825    37116    160.90    162.40     0.03      7.46      0.55    28.31     23.78     10.41
   KHI          9825    37117    162.40    166.30     0.12      3.93      0.05     0.34      4.09      3.86
   KHI          9825    37118    166.30    169.80     0.02      2.18      0.01     0.57      2.27      2.38
   KHI          9825    37119    169.80    172.10     0.02      1.84      0.01    12.04      8.76      2.90
   KHI          9825    37120    172.10    175.10     0.06      1.90      0.01    40.71     23.83      4.88
   KHI          9825    37121    175.10    178.50     0.03      1.19      0.01     0.64      2.24      2.30
   KHI          9825    37122    178.50    183.60     0.02      1.25      0.02     0.15      1.76      2.10
   KHI          9825    37123    183.60    193.40     0.05      1.01      0.01     0.20      1.57      1.49
   KHI          9825    37124    201.80    206.80     0.08      0.30      0.02     0.84      5.56      4.40
   KHI          9825    37125    209.30    210.90     0.06      1.10      0.06     2.50      6.75      4.72
   KHI          9825    37126    210.90    212.00     0.01      0.33      0.02     0.24      1.51      2.16
   KHI          9825    37127    215.80    218.40     0.01      0.53      0.01     0.10      1.18      1.33
   KHI          9825    37128    218.40    220.70     0.02      0.54      0.01     0.88      1.10      0.94
   KHI          9824    32030    291.50    292.80               0.58      0.00     1.21      4.55     10.42 Cd assays available
   KHI          9824    32031    292.80    297.70               0.46      0.00     0.89      3.61      4.86 Cd assays available
   KHI          9824    32032    297.70    299.60               0.73      0.00     0.89     32.54     30.01 Cd assays available
   KHI          9824    32033    299.60    300.90               0.79      0.00     1.31      8.55     10.14 Cd assays available
   KHI          9824    32034    300.90    304.20               1.21      0.00     1.93     30.44     27.65 Cd assays available
   KHI          9824    32035    304.20    305.80               4.28      0.00    10.27     40.26     32.09 Cd assays available
   KHI          9824    32036    305.80    308.80               0.20      6.48    22.19     36.95     22.09 Cd assays available
   KHI          9824    32037    308.80    313.40               0.24      4.10    22.59     34.95     21.53 Cd assays available
   KHI          9824    32038    313.40    316.70               0.07      0.00     7.07     14.81     11.25 Cd assays available
   KHI          9824    32053    324.30    325.10     0.18      0.34      0.00     5.69     18.31     19.88 Cd assays available
   KHI          9824    32054    338.50    340.20     0.04      0.01      0.00     2.79      1.67      0.97 Cd assays available
   KHI          9824    32055    340.20    345.20     0.02      0.27      0.00    59.06     30.47      2.08 Cd assays available
   KHI          9824    32056    345.20    350.80     0.18      0.31      0.00    60.51     31.06      1.39 Cd assays available
   KHI          9824    32057    350.80    356.50     0.06      0.15      0.00    58.76     31.58      3.20 Cd assays available
   KHI          9824    32058    356.50    362.20     0.18      0.20      0.00    52.15     34.16      8.06 Cd assays available
   KHI          9824    32059    362.20    366.50     0.13      0.25      0.00    35.88     37.24     18.34 Cd assays available
   KHI          9824    32060    366.50    367.80     0.17      0.04      0.00    43.90     28.17      5.29 Cd assays available
   KHI          9824    32061    367.80    373.50     0.07      0.11      0.00    51.52     30.33      6.67 Cd assays available
   KHI          9824    32062    373.50    378.50     0.26      0.16      0.00    41.32     27.59      7.35 Cd assays available
   KHI          9824    32063    378.50    382.20     0.07      0.14      0.00    50.20     32.41      5.68 Cd assays available
   KHI          9824    32064    382.20    384.60     0.11      0.38      0.00    38.42     24.24      5.41 Cd assays available
   KHI          9824    32065    384.60    389.00     0.07      0.07      0.00    49.46     29.13      5.27 Cd assays available


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9824    32066    389.00    391.30     0.17      0.13      0.00    29.33     18.14      4.43 Cd assays available
   KHI          9824    32067    391.30    395.30     0.07      0.11      0.00    18.80     14.60      5.82 Cd assays available
   KHI          9823    39140    143.50    148.40     0.18      0.60      0.03     3.22      7.57     10.24
   KHI          9823    39141    148.40    151.90     0.11      1.26      0.07     2.42     14.10     19.23
   KHI          9823    39142    151.90    155.20     0.11      0.66      0.04     1.72     10.95     15.38
   KHI          9823    39143    155.20    159.80     0.10      0.76      0.04     5.66      6.87      9.98
   KHI          9823    39144    159.80    163.50     0.08      4.77      0.01     2.22      7.68     10.60
   KHI          9823    39145    163.50    167.50     0.11      3.48      0.08     3.94      9.21      9.38
   KHI          9823    39146    167.50    171.50     0.24      2.30      0.08     9.78     20.22     27.54
   KHI          9823    39147    171.50    175.60     0.13      1.92      0.51     6.20      7.76      7.90
   KHI          9823    39148    175.60    179.10     0.05      2.36      0.02     0.68      4.55      6.14
   KHI          9823    39149    179.10    183.20     0.07      3.44      0.06     0.68      5.14      6.80
   KHI          9823    39150    183.20    185.00     0.06      5.38      0.05     1.02      6.45      8.22
   KHI          9823    39151    185.00    191.50     0.06      2.08      0.18     1.42      4.47      5.34
   KHI          9823    39152    191.50    193.80     0.08      2.55      0.03     0.60      4.72      5.36
   KHI          9823    39153    193.80    196.60     0.06      1.10      0.02     0.17      3.94      5.88
   KHI          9823    39154    196.60    199.00     0.08      2.34      0.04     0.76      6.42      6.67
   KHI          9822    37229    158.20    160.70     0.09      0.12      0.03     1.56      6.38      5.38
   KHI          9822    37230    160.70    165.70     0.19      0.50      0.04    12.04     12.52      7.33
   KHI          9822    37231    165.70    172.70     0.08      0.22      0.04     1.85      4.78      4.16
   KHI          9822    37232    172.70    178.50     0.07      1.12      0.05     2.69      4.27      3.73
   KHI          9822    37233    178.50    179.00     0.02      8.88      0.25    30.50     28.83     13.08
   KHI          9822    37234    179.00    180.60     0.02      1.23      0.03     0.55      1.49      1.50
   KHI          9822    37235    180.60    183.40     0.02      1.54      0.03     0.12      1.63      1.73
   KHI          9822    37236    183.40    187.80     0.02      1.07      0.03     0.11      1.02      1.19
   KHI          9822    37237    187.80    190.20     0.02      6.82      0.03     0.15      6.90      6.50
   KHI          9822    37238    190.20    192.90     0.02      0.76      0.04     0.04      0.99      1.25
   KHI          9822    37239    192.90    196.20     0.02      0.66      0.03     0.88      1.78      1.70
   KHI          9822    37240    196.20    200.90     0.02      0.46      0.04     0.13      0.56      0.97
   KHI          9822    37241    200.90    206.00     0.02      0.27      0.04     0.10      0.37      0.65
   KHI          9821      131    147.40    151.10     0.35      3.25      0.09     5.61      8.98      0.20
   KHI          9821      132    151.10    154.50     0.11      2.82      0.01     1.76      4.66      4.20
   KHI          9821      133    154.30    156.30     0.48      6.91      3.89    24.22     33.16     16.05
   KHI          9821      134    156.30    158.30     0.09      2.24      0.03     0.66      2.93      3.80
   KHI          9821      135    158.30    159.30     0.18      2.25      0.05     3.06      6.02      4.70
   KHI          9821      136    159.30    161.10     0.08      0.57      0.02     1.12      1.58      2.50
   KHI          9821      137    161.10    166.40     0.27      0.77      0.02    19.26     21.23     10.60


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9821      138    177.50    178.70     0.18      0.76      0.01     0.37     12.78     13.20
   KHI          9820    36870    119.20    121.00     0.05      1.11      0.05     1.01      6.43      6.99
   KHI          9820    36871    121.00    123.60     0.10      0.97      0.04     2.35      6.16      5.16
   KHI          9820    36872    123.60    128.20     0.10      3.43      0.07     5.86     13.38     11.13
   KHI          9820    36873    128.20    129.40     0.17     10.86      3.06    13.80     21.62     12.44
   KHI          9820    36874    129.40    133.30     0.44      3.55      0.73    32.89     37.79     18.46
   KHI          9820    36875    133.30    134.80     0.78      4.23      1.07    32.89     35.43     16.35
   KHI          9820    36876    134.80    137.80     0.28      1.95      2.92    35.61     35.49     16.53
   KHI          9820    36877    137.80    141.60     0.54      1.12      1.43    25.12     34.90     21.80
   KHI          9820    36878    141.60    143.40     0.24      1.04      0.08    21.69     40.16     27.43
   KHI          9820    36879    143.40    146.30     0.32      1.05      0.27    18.00     36.32     26.08
   KHI          9820    36880    146.30    149.30     0.28      1.85      0.07     1.74     38.90     37.20
   KHI          9820    36881    149.30    150.80     0.28      1.59      0.06     3.61     32.12     30.53
   KHI          9819    39072    141.50    145.60     0.21      1.87      0.12     7.95     12.99     10.05
   KHI          9819    39073    145.60    148.10     0.42      3.85      0.08    15.48     20.94     14.75
   KHI          9819    39074    148.10    152.10     0.58      0.39      0.43    25.13     29.53     17.16
   KHI          9819    39075    152.10    153.50     0.35      1.34      1.44    31.70     24.34     10.00
   KHI          9819    39076    153.50    157.70     0.27      1.97      0.07     0.84      4.04      5.30
   KHI          9819    39077    157.70    160.30     0.48      1.32      0.10    30.80     30.05     16.51
   KHI          9819    39078    173.30    176.70     0.31      1.34      0.20     2.80     31.27     30.60
   KHI          9819    39079    176.70    179.70     0.33      1.34      0.05     1.72     33.03     33.26
   KHI          9818    39005    135.00    139.40     0.38      9.30      2.86    19.28     25.69     10.51
   KHI          9818    39006    139.40    143.00     0.14      3.01      0.17     1.66      7.37      3.88
   KHI          9818    39007    143.00    145.00     0.37      3.60      0.04     0.52      6.65      4.04
   KHI          9818    39008    145.00    150.60     0.14      2.61      0.17     1.54     13.91      3.94
   KHI          9818    39009    150.60    153.60     0.14      1.70      0.18    11.20     13.89      7.44
   KHI          9818    39010    153.60    157.30     0.19      0.64      0.11    32.48     33.31     16.38
   KHI          9818    39011    157.30    160.60     0.65      1.08      0.08     0.84     37.42     35.82
   KHI          9818    39012    160.60    164.00     0.37      0.71      0.05     0.66     37.74     34.14
   KHI          9818    39013    164.00    166.80     0.40      0.95      0.14     1.24     33.13     29.64
   KHI          9818    39014    166.80    170.20     0.17      0.76      0.05     0.55     14.14     14.05
   KHI          9817    37258    220.80    223.20     0.12      0.35      0.35    13.12     10.99      4.48
   KHI          9817    37259    223.20    227.20     0.02      0.13      0.03     3.32      6.48      5.08
   KHI          9817    37260    227.20    230.90     0.29      0.77      0.68    42.24     25.28      4.54
   KHI          9817    37261    230.90    234.70     0.48      0.96      1.27    43.83     29.88      7.17
   KHI          9817    37262    234.70    238.20     0.21      1.86      0.03     9.08     11.21      6.10
   KHI          9817    37263    238.20    241.10     0.03      2.14      0.04     7.90     10.07      6.08


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9817    37264    241.10    244.60     0.03      1.05      0.03     0.52      4.67      4.76
   KHI          9817    37265    244.60    246.40     0.05      1.41      0.03     1.55      6.06      5.54
   KHI          9817    37266    246.40    248.90     0.02      2.34      0.02     0.08      3.38      3.34
   KHI          9817    37267    248.90    253.00     0.02      0.50      0.02     0.13      0.81      0.88
   KHI          9817    37268    253.00    255.90     0.16      1.20      0.05    17.28     29.58     18.14
   KHI          9817    37269    255.90    258.60     0.08      0.77      0.02     1.45      4.59      3.97
   KHI          9817    37270    258.60    261.10     0.05      0.72      0.02     0.17      9.31      7.92
   KHI          9817    37271    261.10    265.00     0.18      1.81      0.03     0.55     37.77     32.91
   KHI          9817    37272    265.00    268.90     0.02      0.42      0.01     0.39      1.54      1.66
   KHI          9817    37273    268.90    272.60     0.03      0.19      0.01     0.21      2.98      2.81
   KHI          9816    37242     97.60    100.20     0.04      0.20      0.18     1.14      4.08      5.09
   KHI          9816    37243    100.20    106.30     0.03      0.21      0.10     0.42      4.20      4.83
   KHI          9816    37244    106.30    110.10     0.02      0.08      0.08     0.45      4.15      3.95
   KHI          9816    37245    110.10    115.50     0.02      0.14      0.10     0.60      3.91      3.86
   KHI          9816    37246    115.50    118.50     0.04      1.20      0.05     2.92      9.44      7.54
   KHI          9816    37247    118.50    122.40     0.26      2.84      2.35    13.60     17.57      9.04
   KHI          9816    37248    122.40    125.90     0.13      7.20      0.31     3.56      9.23      7.15
   KHI          9816    37249    125.90    129.90     0.12      3.12      0.93    11.88     11.25      4.34
   KHI          9816    37250    129.90    134.00     0.79      0.91      6.18    32.24     34.19     15.53
   KHI          9816    37251    134.00    136.50     0.02      0.12      0.14     0.96      2.53      2.46
   KHI          9816    37252    136.50    139.90     0.15      0.50      7.76    25.39     36.25     20.25
   KHI          9816    37253    139.90    142.80     0.23      0.42      5.81    22.97     39.55     24.37
   KHI          9816    37254    142.80    147.10     0.52      0.40      8.29    27.32     36.58     19.43
   KHI          9816    37255    147.10    149.80     0.85      0.39      8.76    32.34     35.35     16.57
   KHI          9816    37256    149.80    152.30     0.49      0.53     11.05    32.82     34.30     15.09
   KHI          9816    37257    152.30    156.90     0.25      0.56      1.36    36.30     35.92     15.09
   KHI          9815    39028    155.30    159.30     0.16      2.04      0.88     5.78      9.85      9.00
   KHI          9815    39029    159.30    163.10     0.36      2.10      0.18     1.66      8.75      6.30
   KHI          9815    39030    163.10    166.70     0.69      5.68      0.90    39.34     28.05      7.05
   KHI          9815    39031    166.70    170.40     0.28      7.08      2.57    36.50     28.79      4.66
   KHI          9815    39032    170.40    172.80     0.24      7.05      0.06     1.20      4.43      2.17
   KHI          9815    39033    172.80    175.10     0.31     13.80      0.40     2.56      9.06      3.23
   KHI          9815    39034    175.10    178.80     0.30      2.34      0.18     0.70      3.63      0.52
   KHI          9815    39035    178.80    183.10     0.29      8.22      0.10     1.84      3.30      3.80
   KHI          9815    39036    183.10    185.20     0.25      5.20      0.19     2.10      7.15      4.20
   KHI          9814    38953     89.60     91.50     0.34      0.64      0.07    37.23     24.99      8.66
   KHI          9814    38954     91.50     95.60     0.11      0.05      0.01    30.30     20.01      7.84


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9814    38955     95.60    106.10     0.11      0.17      0.07     8.05      7.35      4.64
   KHI          9814    38956    106.10    109.60     0.05      0.08      0.01     1.56      4.32      4.14
   KHI          9814    38957    109.60    113.90     0.03      3.88      0.02     4.90      8.42      6.64
   KHI          9814    38958    113.90    118.20     0.23      1.39      2.58    45.63     28.80      6.74
   KHI          9814    38959    118.20    122.70     0.33      1.35      0.30    36.71     25.80      8.28
   KHI          9814    38960    122.70    128.10     0.46      0.97      0.21    44.68     35.15     12.69
   KHI          9814    38961    128.10    132.70     0.40      1.11      1.67    48.05     30.76      7.32
   KHI          9814    38962    132.70    136.20     0.56      0.67      3.75    39.31     30.24     10.55
   KHI          9814    38963    136.20    139.50     0.50      0.71      0.28    45.45     34.83     12.58
   KHI          9813    36562    135.80    137.80     0.02      1.08      0.03     1.44      5.07      4.46
   KHI          9813    36563    137.80    140.40     0.02      3.46      0.18     7.42      8.78      5.04
   KHI          9813    36564    140.40    145.80     0.20      1.84      0.23    42.49     24.69      4.12
   KHI          9813    36565    145.80    147.20     0.18      5.14      1.61    49.71     31.34      5.56
   KHI          9813    36566    147.20    149.20     0.09      3.30      0.56    54.37     30.18      2.12
   KHI          9813    36567    149.20    153.50     0.29      9.76      2.94    41.67     32.34      7.76
   KHI          9813    36568    153.50    156.20     0.90     16.86      1.08    30.34     29.90      8.68
   KHI          9813    36569    156.20    159.70     1.20     14.54      5.94    21.10     28.76     10.90
   KHI          9813    36570    159.70    161.40     0.36     13.46      7.60    23.35     26.05     13.94
   KHI          9813    36571    161.40    164.30     0.68     11.58      8.04    29.24     28.39     12.12
   KHI          9813    36572    164.30    168.40     0.39      0.86      0.90    34.00     31.35     13.94
   KHI          9813    36573    168.40    171.50     0.80      0.94      0.08    39.11     37.05     16.56
   KHI          9813    36574    171.50    175.60     0.25      0.44      0.07    33.81     36.71     19.46
   KHI          9813    36575    175.60    177.70     0.16      0.50      0.05    13.10     15.47      8.96
   KHI          9812    36582    182.40    183.00     1.30      9.68      1.32    12.80     28.07     20.64
   KHI          9812    36583    183.00    184.70     1.00      1.18      0.13    37.90     35.53     17.14
   KHI          9812    36584    184.70    186.20     0.13      1.12      0.06    19.55     14.87      5.78
   KHI          9812    36585    186.20    187.60     0.22      1.08      0.10    33.69     26.39     11.04
   KHI          9812    36586    187.60    189.50     0.31      6.30      0.03     8.88     21.28     15.42
   KHI          9812    36587    189.50    192.70     0.04      1.00      0.01    12.12     10.22      4.61
   KHI          9812    36588    192.70    198.50     0.02      0.26      0.01     0.01      1.15      1.10
   KHI          9812    36589    198.50    203.00     0.02      0.12      0.01     0.01      0.67      0.80
   KHI          9812    36590    203.00    206.10     0.02      0.29      0.01     1.52      1.97      1.41
   KHI          9812    36591    208.00    211.60     0.03      0.33      0.01     1.02      2.51      1.90
   KHI          9811    38287     13.20     17.00     0.09      0.27      6.40    26.91     35.86     21.12
   KHI          9811    38288     17.00     20.50     0.14      0.14      7.19    26.05     36.34     21.12
   KHI          9811    38289    225.10    228.00     0.24      2.40      0.07     5.84      9.37      6.52
   KHI          9811    38290    228.00    233.10     0.43      1.31      2.89    51.25     30.97      6.73


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9811    38291    233.10    236.80     0.24      0.93      1.55    48.85     30.23      5.92
   KHI          9811    38292    236.80    242.00     0.32      1.77      4.09    40.45     32.48     12.40
   KHI          9811    38293    242.00    243.70     0.35      7.71      0.22    18.55     27.98           Fe value faded on
                                                                                                            original
   KHI          9810      703     29.60     32.50     0.11      0.44      0.06     8.24     16.37     20.58
   KHI          9810      704     32.50     42.90     0.35      0.21      0.02     0.21      4.59      7.52
   KHI          9810      705    151.40    154.60     0.09      0.41      0.68     6.36      8.96      6.22
   KHI          9810      706    154.60    156.40     0.38      0.93      1.24    26.90     21.65      9.71
   KHI          9810      707    156.40    158.30     0.26      0.74      2.17    47.85     29.88      6.07
   KHI          9810      708    158.30    162.50     0.54      9.12      2.97    32.20     27.39     10.26
   KHI          9810      709    162.50    165.00     0.10      3.99      0.02     0.36      4.41      4.34
   KHI          9809      946    115.40    117.40     0.13      0.76      0.06    14.04     15.75      8.40
   KHI          9809      947    117.40    121.50     0.14      1.03      0.08     2.44      5.15      4.18
   KHI          9809      948    121.50    126.00     0.12      1.51      0.04     5.50      6.05      3.94
   KHI          9809      949    126.00    128.20     0.23      1.26      1.61    50.35     33.22      7.50
   KHI          9809      950    128.20    133.70     0.22      0.91      0.37    52.38     34.05      7.36
   KHI          9809      951    133.70    137.30     0.19      1.03      0.13    53.05     32.56      6.06
   KHI          9809      952    137.30    140.00     0.21      1.20      0.28    41.56     32.78     10.64
   KHI          9808    36633     84.30     85.80     0.06      2.68      0.01    38.84     31.07     11.64
   KHI          9808    36634     85.80     87.30     0.06      1.61      0.07     6.42      9.97      7.65
   KHI          9808    36635     87.30     89.30     0.08      2.94      0.02     3.28     10.23      9.55
   KHI          9808    36636     89.30     91.40     0.10      0.52      0.03    41.07     37.82     15.19
   KHI          9808    36637    166.20    166.60     0.04      1.06      0.01     9.20     16.20     12.28
   KHI          9808    36638    166.60    167.90     0.25      4.08      0.20     8.42     13.48      9.68
   KHI          9808    36639    167.90    169.50     0.73     13.96      0.88    13.60     29.82     21.99
   KHI          9807      902    130.90    134.90     0.12      2.07      0.05     5.00      5.63      4.80
   KHI          9807      903    134.90    139.50     0.20      0.92      1.44    50.96     28.76      4.72
   KHI          9807      904    139.50    142.70     0.32      0.73      0.52    49.28     29.87      5.74
   KHI          9807      905    142.70    146.00     0.35      1.40      0.93    50.96     32.29      7.00
   KHI          9807      906    146.00    150.00     0.21      0.47      0.38    49.28     30.94      6.70
   KHI          9807      907    150.00    154.90     0.18      0.51      0.10    48.78     33.08      9.46
   KHI          9807      908    154.90    155.80     0.16      1.24      0.16    20.50     18.05     18.20
   KHI          9806    36075     34.60     35.30     0.16      0.26      0.60    15.92     23.65     16.04
   KHI          9806    36076     49.30     50.30     0.12      0.19      0.07     0.17     18.73     19.98
   KHI          9806    36077     50.30     60.80     0.10      0.20      0.14     0.84      2.70      0.48
   KHI          9806    36078     65.20     66.70     0.08      0.21      0.05     1.20      4.42      6.87
   KHI          9806    36079     71.70     74.70     0.10      0.15      0.07     4.80      5.25      5.51
   KHI          9806    36080    101.60    103.70     0.07      0.15      0.06     0.57      4.85      5.03


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9806    36081    103.70    107.60     0.10      0.74      0.08     2.42      9.62      9.02
   KHI          9806    36082    107.60    112.00     0.05      0.37      0.06     0.62      4.53      4.20
   KHI          9806    36083    112.00    115.00     0.19      0.47      1.86    36.48     25.33      6.77
   KHI          9806    36084    115.00    118.50     0.36      0.83      1.94    43.83     34.14     11.05
   KHI          9806    36085    118.50    120.00     1.00      3.18      1.74    28.80     32.23     15.99
   KHI          9806    36086    120.00    121.40     0.20      2.00      1.24     8.00     12.83      8.02
   KHI          9806    36087    121.40    123.10     0.20      1.35      0.54     9.41     12.48      8.08
   KHI          9806    36088    123.10    125.90     0.06      0.37      0.10     0.94      2.20      2.26
   KHI          9805    35990     65.00     68.90     0.06      0.80      0.04     1.70      3.99      4.90
   KHI          9805    35991     71.60     73.20     0.06      0.54      0.03     1.67      3.52      4.10
   KHI          9805    35992     73.20     79.20     1.54      2.70      0.04     0.20     23.61     22.75
   KHI          9805    35993     92.80     93.90     0.04      0.70      0.09     0.50      0.83      2.30
   KHI          9805    35994     94.40     97.30     0.04      1.06      0.04     0.11      1.33      2.46
   KHI          9805    35995     97.30     98.30     0.14      2.73      0.03     5.40      6.75      4.42
   KHI          9805    35996     98.30    101.00     0.16      0.82      0.04     0.22      0.68      1.58
   KHI          9805    35997    101.00    102.80     0.02      0.48      0.02     0.06      0.38      0.78
   KHI          9805    35998    102.80    105.90     0.02      0.94      0.03     0.26      0.93      1.06
   KHI          9805    35999    105.90    109.60     1.07      1.36      0.04     2.28     13.53     11.91
   KHI          9805    36000    109.60    111.40     0.04      0.88      0.11     1.64      1.65      1.32
   KHI          9805    36001    111.40    115.40     0.04      0.74      0.03     0.60      0.85      0.92
   KHI          9805    36002    115.40    118.50     0.07      1.78      0.04     0.80      2.12      2.06
   KHI          9805    36003    118.50    123.90     0.17      8.67      5.97    29.43     23.84      9.80
   KHI          9805    36004    123.90    125.80     0.09      8.50      3.18    35.90     26.65      8.66
   KHI          9805    36005    125.80    129.00     0.10      7.38      1.15    33.63     24.49      7.80
   KHI          9805    36006    129.00    131.40     0.50      9.61      0.12    22.78     21.53      9.32
   KHI          9805    36007    131.40    133.40     0.39      2.84      0.04     1.66      3.48      2.70
   KHI          9805    36008    133.40    135.70     0.03      0.60      0.03     1.06      1.03      1.02
   KHI          9804    38887     81.30     83.80     0.20      0.45      0.23     6.20      5.80      5.74
   KHI          9804    38888     90.30     94.50     0.12      0.57      0.07     7.96      9.46      7.62
   KHI          9804    38889     94.50     98.10     0.36      3.06      0.25    10.08     32.87     30.72
   KHI          9804    38890     98.10    101.80     0.15      0.96      0.22     5.84      5.89      4.20
   KHI          9804    38891    101.80    104.40     0.05      0.89      0.04     1.06      3.52      4.54
   KHI          9804    38892    104.40    107.20     0.04      0.08      0.11     1.50      1.23      2.40
   KHI          9804    38893    107.20    112.00     0.33      1.45      0.09    31.52     33.40     20.66
   KHI          9804    38894    112.00    115.00     0.31      0.67      0.06    11.42     32.35     25.62
   KHI          9804    38895    115.00    117.00     0.07      0.32      0.04     1.70      7.62      7.40
   KHI          9804    38896    117.00    122.70     0.90      0.16      0.13     0.60     10.17      8.68


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9803      878     85.90     87.40     0.16      1.06      0.03     3.91      8.95      6.38
   KHI          9803      879     87.40     90.00     0.20      0.64      0.68    29.50     37.28     19.57
   KHI          9803      880     90.00     93.20     0.40      1.14      1.50    43.25     31.19      7.60
   KHI          9803      881     93.20     94.20     0.12      6.78      0.05     4.21     10.72      7.61
   KHI          9803      882     94.20     95.60     0.02      0.26      0.03     0.58      0.93      0.52
   KHI          9802    36490     54.70     55.60     0.03      0.31      0.82     7.08      8.39      7.30
   KHI          9802    36491     76.50     76.90     0.16      0.27      2.92    14.40     12.97      6.60
   KHI          9802    36492     99.50    102.20     0.05      0.14      0.02     1.98      3.80      3.40
   KHI          9802    36493    102.20    104.20     0.10      0.33      1.29     7.95      8.70      5.73
   KHI          9802    36494    104.20    108.10     0.03      0.30      0.01     5.63      8.70      6.25
   KHI          9802    36495    108.10    110.60     0.02      1.45      0.01     1.65      7.67      7.58
   KHI          9802    36496    110.60    114.80     0.03      0.96      0.03     2.60      7.46      7.30
   KHI          9802    36497    114.80    115.60     0.10      3.38      5.16    19.85     28.03     17.16
   KHI          9802    36498    115.60    120.50     0.18      0.83      3.94    34.85     34.26     13.44
   KHI          9802    36499    120.50    121.10     0.05      0.15      0.11     4.84      4.60      2.62
   KHI          9801      865     83.10     89.30     0.10      0.26      0.04     1.55      5.76      6.67
   KHI          9801      866     89.30     93.00     0.13      1.27      0.04    29.56     22.13      8.16
   KHI          9801      867     93.00     96.60     0.24      0.35      0.02     4.00      5.66      4.13
   KHI          9801      868     96.60     97.40     0.58      9.09      0.05     8.70     31.82     25.55
   KHI          9801      869     97.40    100.50     0.21      1.14      0.04    38.50     37.17     17.69
   KHI          9801      870    100.50    105.70     0.13      0.39      0.08    45.44     33.32     10.86
   KHI          9801      871    105.70    109.00     0.14      0.98      0.04    36.00     26.88     10.31
   KHI          9801      872    109.00    115.70     0.11      0.36      0.02    50.25     33.07      8.72
   KHI          9801      873    115.70    117.90     0.46      1.07      0.03     0.97     35.94     31.19
   KHI          9800      250     58.70     62.20     0.03      0.14      0.03     1.79      3.75      4.43
   KHI          9800      251    105.60    108.40     0.06      1.58      0.03     0.61      8.13      9.41
   KHI          9800      252    112.30    117.80     0.05      2.88      0.02     1.41      8.24     10.12
   KHI          9800      253    128.10    129.90     0.08      0.71      0.34     3.64      4.62      4.81
   KHI          9800      254    138.80    144.40     0.12      0.08      0.32     5.09      7.65      6.69
   KHI          9800      255    170.90    175.60     0.04      0.68      0.13     1.97      4.51      5.42
   KHI          9800      256    175.60    180.10     0.37      6.00      0.63     9.61     20.03     17.46
   KHI          9800      257    180.10    184.40     0.39      0.78      4.19    42.85     30.32      9.99
   KHI          9800      258    184.40    187.60     0.81      2.67      5.38    35.82     30.94     12.39
   KHI          9800      259    187.60    191.70     0.59      2.07      5.77    41.82     32.90     11.89
   KHI          9800      260    191.70    194.20     0.27      0.93      4.49    30.34     25.28     11.00
   KHI          9799    36022    142.60    148.30     0.07      0.06      0.03     0.44      4.38      6.75
   KHI          9799    36009    148.30    150.00     0.33      0.22      0.01     0.93     16.72     17.12


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9799    36010    150.00    153.80     0.09      0.06      0.01     1.13      8.00      8.20
   KHI          9799    36011    153.80    157.30     0.10      0.14      0.01     0.56     12.55     13.74
   KHI          9799    36012    157.30    160.90     0.40      1.74      0.33    10.32     34.99     30.77
   KHI          9799    36013    160.90    163.50     0.47      0.60      1.70    30.35     35.47     18.64
   KHI          9799    36014    163.50    165.20     0.36      0.52      0.82    18.68     35.45     24.17
   KHI          9799    36015    165.20    167.60     0.25      0.20      0.03     1.15     10.75     10.61
   KHI          9799    36016    167.60    172.90     0.38      0.32      2.99    30.16     32.90     17.21
   KHI          9799    36017    172.90    176.70     0.23      2.18      5.57    36.31     34.30     15.67
   KHI          9799    36018    176.70    179.20     0.44      1.63      0.57    29.79     36.33     20.80
   KHI          9799    36019    179.20    182.20     0.22      0.48      0.09    33.89     30.48     12.54
   KHI          9799    36020    182.20    184.50     0.26      0.44      0.70    31.47     30.96     15.04
   KHI          9799    36021    188.00    190.00     0.26      0.46      0.05    12.80     31.60     23.08
   KHI          9798      828    103.00    106.10     0.12      0.56      0.01     1.63      9.92      9.40
   KHI          9798      829    106.10    109.40     0.12      1.27      0.04     0.83      9.57      9.57
   KHI          9798      830    118.40    121.80     0.12      1.40      0.04     0.90     10.40     12.66
   KHI          9798      831    121.80    124.10     0.93      3.62      0.03     5.49     29.04     25.67
   KHI          9798      832    124.10    128.10     0.83      1.67      0.01    11.40     12.95      9.10
   KHI          9798      833    128.10    132.20     0.28      1.09      2.63    37.71     32.41     11.13
   KHI          9798      834    132.20    134.90     0.15      0.41      2.60    39.69     34.95     13.42
   KHI          9798      835    134.90    138.60     0.13      0.51      0.07     0.49     23.12     17.84
   KHI          9797    28816     95.20    100.00     0.16      0.73      0.03     0.42     12.04     10.86
   KHI          9797    28817    100.00    102.30     0.38      1.12      0.03     0.34     20.00     17.74
   KHI          9797    28818    106.30    108.10     1.85      4.67      0.05     1.70     15.25     14.66
   KHI          9797    28819    108.10    111.40     0.08      0.19      0.14     2.91     12.37     10.75
   KHI          9797    28820    111.40    116.10     0.30      0.50      0.01     0.34     15.58     16.68
   KHI          9797    28821    116.10    120.60     0.17      0.43      0.13     9.46     33.13     28.68
   KHI          9797    28822    120.60    125.30     0.42      0.15      2.00    32.43     31.25     13.56
   KHI          9797    28823    125.30    130.00     0.31      0.57      4.34    40.81     33.44      9.86
   KHI          9797    28824    130.00    134.20     0.16      0.39      2.37    43.50     31.57      8.04
   KHI          9797    28825    134.20    138.80     0.16      0.30      1.37    45.17     34.78     10.04
   KHI          9797    28826    138.80    141.90     0.14      0.49      0.11    38.98     35.50     12.76
   KHI          9797    28827    141.90    143.70     0.12      0.44      0.98    42.57     32.43      8.29
   KHI          9796      848     66.20     69.70     0.06      0.55      0.41    18.51     17.70      8.82
   KHI          9796      849     69.70     72.40     0.01      0.63      0.01    20.25     18.68      8.67
   KHI          9796      850     72.40     74.10     0.82      6.13      0.01    13.40     16.79     11.98
   KHI          9796      851     74.10     76.70     0.36      2.15      0.02     0.52      6.69      8.13
   KHI          9796      852     76.70     78.10     0.71      4.07      0.01     0.71     15.53     16.34


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9796      848     78.10     81.30     0.01      2.19      0.17     6.70      6.61      5.78
   KHI          9796      849     81.30     84.80     0.02      1.84      0.01     0.21      2.81      3.65
   KHI          9796      850     84.80     87.00     0.02      3.47      0.04     0.43      3.56      4.54
   KHI          9796      851     87.00     90.30     0.25      8.44      0.05     4.76     15.94     13.60
   KHI          9795    38703    166.90    169.60     2.46      4.35      0.04     0.77     26.69     26.11
   KHI          9795    38704    169.60    172.00     0.26      1.91      0.03     6.10     15.53     12.46
   KHI          9795    38705    172.00    174.50     0.16      3.15      0.03     8.76     14.65     10.56
   KHI          9795    38706    174.50    180.50     0.53      1.62      0.06     2.25     19.76     17.65
   KHI          9795    38707    180.50    184.30     0.27      0.20      0.05     4.58     19.68     16.25
   KHI          9795    38708    192.50    198.30     0.10      0.37      0.04     4.08      9.58      7.18
   KHI          9795    38709    198.30    202.80     0.11      0.29      0.04     5.85     13.27      9.81
   KHI          9795    38710    202.80    206.50     0.16      0.34      0.02     2.69     13.05     11.16
   KHI          9795    38711    206.50    210.80     0.14      0.19      0.01     4.33     10.51      8.12
   KHI          9795    38712    216.60    221.20     1.70      0.21      0.03    26.49     20.92      9.95
   KHI          9795    38713    227.40    231.60     0.11      0.55      0.02    17.10     14.99      7.30
   KHI          9795    38714    231.60    234.60     0.05      0.22      0.03     7.46      8.41      4.88
   KHI          9795    38715    234.60    238.40     0.17      0.57      0.02    20.63     19.38     10.04
   KHI          9795    38716    238.40    240.60     0.09      0.16      0.01     3.96      3.54      1.96
   KHI          9795    38717    240.60    242.80     0.13      0.84      0.03     1.56     12.33     10.80
   KHI          9794    38729    102.00    105.40     0.49      0.80      0.04     0.44     14.64     13.80
   KHI          9794    38730    111.60    112.10     0.09      4.91      0.16    37.58     27.07     10.40
   KHI          9794    38731    112.10    116.00     0.16      0.40      0.05     8.77     13.55      9.91
   KHI          9794    38732    116.00    123.40     0.03      0.11      0.02     1.32      2.06      2.48
   KHI          9793      740     65.30     68.80     0.14      0.67      0.03     1.47      7.15      6.54
   KHI          9793      741     68.80     73.00     0.07      3.22      0.24     1.62      5.91      5.33
   KHI          9793      742     73.00     76.10     0.18      2.97      0.05     2.15      6.24      6.20
   KHI          9793      743     76.10     79.60     0.09      0.29      0.01     2.11      3.38      2.77
   KHI          9793      744     79.60     80.80     0.25      1.88      2.37     8.95     12.10      7.29
   KHI          9793      745     80.80     84.20     0.49      1.25      3.83    15.12     12.48      5.13
   KHI          9793      746     84.20     88.20     0.28      0.88      0.03     2.06     11.95     10.44
   KHI          9792      733     77.60     79.80     0.10      3.14      0.02     0.46      4.75      6.02
   KHI          9792      734     86.60     91.50     0.32      0.80      2.99    37.96     27.62      8.60
   KHI          9792      735     91.50     96.90     0.05      0.56      0.03     5.52      4.97      2.70
   KHI          9792      736     96.90    100.00     0.17      0.75      0.03    11.30     22.92     16.26
   KHI          9792      737    100.00    101.80     1.23     15.40      0.01     2.11     19.15     13.98
   KHI          9792      738    101.80    106.00     0.08      1.14      0.16     0.80      3.30      3.17
   KHI          9792      739    106.00    109.80     0.11      0.61      0.02     0.15      6.63      7.43


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9791    38774     64.40     67.50     0.45      0.98      0.10     1.94     23.94     24.60
   KHI          9791    38775     67.50     69.10     0.55      1.37      0.06    10.32     17.52     14.67
   KHI          9791    38776     78.00     82.00     0.08      0.37      0.30     4.49      5.21      4.91
   KHI          9791    38777     82.00     88.90     0.18      0.79      0.21     3.81      5.40      5.41
   KHI          9791    38778     88.90     88.20     0.22      0.77      0.11     0.84     34.75     24.86
   KHI          9790    38767     80.40     82.50     0.14      2.42      0.05     4.35     16.57     18.18
   KHI          9790    38768     92.40     95.70     0.13      0.34      0.07    13.66     15.94     11.92
   KHI          9790    78769     95.70    101.80     0.05      0.11      0.09     6.02      3.86      2.11
   KHI          9790    78770    106.10    107.50     0.11      0.33      0.04     7.76     15.90     13.90
   KHI          9790    78771    148.70    150.90     0.10      0.44      0.01     9.66      6.26      2.28
   KHI          9790    78772    153.80    160.50     0.07      0.79      0.01    18.76     11.33      3.23
   KHI          9789    31919      0.40      1.90     0.22      0.14      0.00    13.86     26.88     18.49
   KHI          9789    31920     41.30     49.40     0.23      0.22      0.00    31.16     34.52     18.49
   KHI          9789    31921     50.30     53.80     0.30      0.09      0.00     5.76     19.89     17.39
   KHI          9788    36845     70.70     74.10     0.03      0.33      0.13     1.29      7.58      7.02
   KHI          9788    36846     74.10     75.00     0.03     13.46      0.04     1.90     17.34     15.35
   KHI          9788    36847     75.00     79.50     0.04      0.18      0.03     2.06      3.23      2.64
   KHI          9788    36848     85.10     88.50     0.02      0.52      0.74    10.08      9.65      4.30
   KHI          9788    36849     88.50     90.70     0.02      0.42      2.81    29.91     23.93      9.15
   KHI          9788    36850     90.70     91.70     0.02      1.36      0.01     0.06      1.53      2.19
   KHI          9788    36851     91.70     95.80     0.02      2.19      0.09    13.40     30.71     22.40
   KHI          9788    36852    105.60    108.20     0.02      2.69      0.01     1.08      5.76      4.77
   KHI          9788      915    109.60    112.50     0.05      0.27      0.03     0.05      1.87      2.15
   KHI          9787      605    101.70    106.30     1.68      0.71      0.01     0.26     11.48     12.10
   KHI          9787      606    107.20    107.70     0.17      0.79      0.01     0.30      1.93      3.66
   KHI          9787      607    158.00    162.00     0.02      0.26      0.01     5.09      3.40      1.46
   KHI          9786    38752    116.90    122.20     1.15      3.82      0.09     6.86     21.42     21.43
   KHI          9786    38753    122.20    125.10     0.25      0.22      0.27    37.07     30.76     15.83
   KHI          9786    38754    125.10    127.60     0.21      1.07      0.04     2.37     14.26     18.67
   KHI          9786    38755    177.00    178.60     0.09      0.87      0.08    16.72     17.31     11.71
   KHI          9786    38756    178.60    183.00     0.10      0.21      0.06    53.95     30.67      5.24
   KHI          9786    38757    183.00    188.00     0.11      0.23      0.10    50.93     30.48      5.81
   KHI          9786    38758    188.00    190.00     0.12      0.12      0.04    27.32     16.96      5.88
   KHI          9786    38759    190.00    194.60     0.06      0.27      0.03    40.02     20.46      8.77
   KHI          9786    38760    194.60    200.00     0.23      0.22      0.07     0.06      4.26      1.90
   KHI          9786    38761    200.00    207.30     0.72      0.33      0.65     3.87      4.44      3.17
   KHI          9786    38762    207.30    211.00     0.11      0.10      0.02     8.99      0.38      2.81


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9786    38763    211.00    213.90     0.10      0.15      0.03     7.31      4.88      1.07
   KHI          9786    38764    258.40    263.40     0.07      0.17      0.03    20.04      8.88      1.92
   KHI          9786    38765    265.10    269.80     0.09      0.15      0.04    20.76     11.68      2.98
   KHI          9786    38766    287.70    289.40     0.84      0.36      0.01     5.29      8.36      7.14
   KHI          9785    36640    162.60    163.60     0.02      0.26      0.01     3.76     12.34     10.49
   KHI          9785    36641    163.60    164.40     1.56      1.49      0.02     6.42     35.52     30.75
   KHI          9785    36642    164.40    166.20     1.42     12.22      0.01     7.52     34.59     26.96
   KHI          9785    36643    166.20    169.10     0.44      1.15      0.01    24.04     27.88     15.08
   KHI          9785    36644    169.10    171.20     0.15      3.38      0.03    15.04     24.13     15.77
   KHI          9785    36645    171.20    174.40     0.30      1.03      0.06    17.24     28.36     18.84
   KHI          9785    36646    174.40    176.90     0.06      1.25      0.06    23.08     22.44     11.16
   KHI          9785    36647    176.90    183.40     0.08      0.46      0.09    38.21     37.22     16.86
   KHI          9785    36648    183.40    187.00     0.11      0.12      0.05    35.98     36.72     17.22
   KHI          9785    36649    187.00    190.00     0.48      4.07      0.06    29.29     36.36     20.65
   KHI          9785    36650    190.00    193.10     0.25      1.64      0.06    22.77     33.32     20.05
   KHI          9785    36651    193.10    199.20     0.18      4.90      0.02    20.86     30.53     18.34
   KHI          9785    36652    199.20    201.80     0.25      6.00      0.03    20.38     35.02     22.70
   KHI          9785    36653    201.80    205.40     0.31      2.66      0.02    23.88     34.90     20.90
   KHI          9785    36654    205.40    208.40     0.02      0.35      0.01     3.58      4.26      2.46
   KHI          9785    36655    208.40    211.40     0.12      1.99      0.09    11.28     14.02      7.87
   KHI          9785    36656    211.40    213.70     0.16      0.04      0.01    26.03     16.90      4.36
   KHI          9785    36657    213.70    217.50     0.21      0.37      0.01     4.96      8.79      5.78
   KHI          9785    36658    236.00    241.30     0.04      0.28      0.06    47.44     33.61     12.56
   KHI          9785    36659    241.30    248.00     0.10      0.35      0.03    42.75     31.12      9.34
   KHI          9785    36660    248.00    255.10     0.08      0.24      0.03    45.61     31.01      8.95
   KHI          9785    36661    255.10    261.20     0.14      0.24      0.04    43.22     29.83      8.76
   KHI          9785    36662    261.20    268.20     0.16      0.38      0.04    45.29     33.94     10.86
   KHI          9785    36663    268.20    274.70     0.15      0.29      0.04    41.71     32.22     10.40
   KHI          9785    36664    274.70    279.10     0.10      0.37      0.05    43.46     36.27     13.91
   KHI          9785    36665    279.10    284.10     0.09      0.32      0.03    41.39     36.90     15.24
   KHI          9785    36666    284.10    290.70     0.10      0.29      0.03    45.05     36.58     13.40
   KHI          9785    36667    290.70    296.30     0.08      0.27      0.07    46.65     36.37     12.84
   KHI          9785    36668    296.30    301.30     0.10      0.34      0.04    50.47     36.55     10.29
   KHI          9785    36669    301.30    309.00     0.08      0.21      0.04    47.60     34.80     10.18
   KHI          9785    36670    309.00    315.00     0.06      0.30      0.05    11.24     12.65      6.87
   KHI          9785    36671    315.00    320.90     0.08      0.19      0.06    51.26     34.71      7.78
   KHI          9785    36672    320.90    326.10     0.08      0.22      0.04    52.85     35.71      8.74


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9785    36673    326.10    331.20     0.09      0.27      0.04    49.59     36.80     10.98
   KHI          9785    36674    331.20    337.60     0.06      1.47      0.32    34.86     34.12     15.80
   KHI          9785    36675    337.60    341.80     0.06      0.29      0.10    41.71     36.48     15.02
   KHI          9785    36727    341.80    348.10     0.02      0.58      0.06    28.46     24.20     10.66
   KHI          9785    36728    348.10    353.30     0.02      0.35      0.08    31.68     27.62     11.79
   KHI          9784      546      1.50      3.30     0.10      0.39      0.02     0.67     10.18      9.85
   KHI          9784      547      9.60     12.90     0.07      0.21      0.03     7.94      6.94      3.94
   KHI          9784      548     12.90     16.50     0.21      0.29      0.11    35.56     35.52     18.84
   KHI          9784      549     16.50     20.50     0.10      0.38      0.15    45.23     31.29      9.88
   KHI          9784      550     20.50     21.10     0.18      2.56      0.06     4.43     38.33     33.81
   KHI          9784      551     25.30     28.60     0.18      0.36      0.10    13.68     34.16     26.14
   KHI          9784      552     28.60     31.50     0.11      0.67      0.36    28.04     31.35     18.84
   KHI          9784      553     31.50     32.40     0.00      0.31      0.68    36.62     34.51     15.93
   KHI          9784      554     32.40     34.50     0.24      0.15      0.16    13.27     40.90     31.86
   KHI          9784      555     34.50     37.80     0.06      0.12      0.25    35.35     33.49     17.37
   KHI          9784      556     37.80     39.10     0.14      0.49      0.61    27.36     32.94     19.80
   KHI          9784      557     39.10     41.10     0.15      1.50      0.09    30.77     23.88     10.65
   KHI          9784      558     41.10     43.30     0.25      0.90      0.24     8.44     15.34     12.71
   KHI          9784      559     43.30     45.30     0.26      0.93      0.02     0.14     10.71      9.80
   KHI          9782    37085     71.60     75.70     0.02      0.61      0.01     0.21      4.09      4.48
   KHI          9782    37086     98.30    100.10     0.12      0.46      0.02    33.29     31.97     13.88
   KHI          9782    37087    102.60    104.40     0.28      0.19      0.02     4.49     19.74     15.85
   KHI          9782    37088    132.80    135.10     0.02      0.96      0.01     0.06      2.52      2.52
   KHI          9782    37089    135.10    140.90     0.02      0.17      0.01     0.03      0.37      0.63
   KHI          9782    37090    142.50    143.40     0.04      1.14      0.01     0.05      4.04      4.15
   KHI          9782    37091    145.20    147.10     0.02      1.53      0.02     0.11      1.74      2.06
   KHI          9782    37092    147.10    148.80     0.02      0.43      0.13     0.04      0.68      1.11
   KHI          9782    37093    148.80    151.90     0.16      1.96      0.02     0.18      6.15      5.94
   KHI          9781      987    109.10    112.10     0.15      2.49      0.03     1.20     10.63     10.92
   KHI          9781      988    112.10    114.00     1.77      2.83      0.03     1.19     22.49     21.79
   KHI          9781      989    114.00    115.40     0.20      2.56      0.11     7.24     24.59     21.40
   KHI          9781      990    115.40    118.40     0.10      1.06      0.02     0.32      2.48      4.21
   KHI          9781      991    118.40    120.40     0.02      1.03      0.01     0.09      1.90      3.00
   KHI          9781      992    123.10    127.00     0.02      0.15      0.02     0.16      2.14      4.12
   KHI          9781    37027    191.20    192.60     0.41      1.00      0.01    18.24     32.72     22.74
   KHI          9781    37028    192.60    194.80     0.23      0.22      0.01    46.57     29.22      7.04
   KHI          9781    37029    236.40    241.30     0.37      0.12      0.01    40.40     33.60     13.05


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9781    37030    241.30    246.00     0.48      0.13      0.02    39.22     33.58     13.62
   KHI          9781    37031    246.00    253.10     0.29      0.02      0.02    44.66     30.20      8.22
   KHI          9781    37032    253.10    258.80     0.28      0.06      0.02    51.56     33.18      7.52
   KHI          9781    37033    258.80    263.50     0.25      0.10      0.03    50.84     33.61      8.24
   KHI          9781    37034    263.50    269.60     0.24      0.06      0.04    49.75     30.47      7.13
   KHI          9781    37035    269.60    273.70     0.67      0.06      0.02    44.03     30.23      8.17
   KHI          9781    37036    273.70    274.80     0.26      0.03      0.01    40.03     25.54      5.98
   KHI          9781    37037    274.80    275.60     0.25      0.02      0.01     8.08     10.90      7.74
   KHI          9780    36249     87.90     90.70     0.18      0.50      0.07    23.89     28.80     16.80
   KHI          9780    36250     90.70     93.00     0.10      0.21      0.02     0.40      8.64      9.80
   KHI          9780    36251     93.00     95.30     0.10      1.12      0.24     3.75     22.70     19.54
   KHI          9779    36131    100.20    102.40     0.19      1.34      0.01     0.54     10.21      8.98
   KHI          9779    36132    102.40    107.20     1.72      0.61      0.05    25.36     22.53      5.36
   KHI          9779    36133    107.20    108.70     1.24      2.10      0.03     3.99     43.58     39.02
   KHI          9779    36134    108.70    111.50     0.88      5.14      0.03     0.36      6.64     40.46
   KHI          9779    36135    111.50    113.30     1.38      1.32      0.04    15.24     23.34      9.67
   KHI          9779    36174    174.70    177.20     0.21      0.84      0.02     2.45     11.78     11.51
   KHI          9779    36175    177.20    182.80     0.14      0.27      0.06    31.30     32.61      8.35
   KHI          9779    36176    182.80    188.80     0.12      0.04      0.03    31.04     34.97      8.75
   KHI          9779    36177    188.80    193.10     0.22      0.50      0.03    42.62     36.82     13.71
   KHI          9779    36178    193.10    196.10     0.06      2.40      0.03    30.70     23.75      8.07
   KHI          9779    36179    196.10    202.80     0.07      0.70      0.02    16.96     16.39      8.76
   KHI          9779    36180    202.80    207.40     0.05      0.19      0.06    55.60     32.75      5.26
   KHI          9779    36181    207.40    212.00     0.10      0.24      0.05    53.58     33.24      7.16
   KHI          9779    36182    212.00    216.20     0.09      0.23      0.02    52.62     34.61      7.78
   KHI          9779    36183    216.20    220.40     0.08      0.73      0.01    39.82     34.27     13.37
   KHI          9779    36184    220.40    226.50     0.05      0.23      0.01    50.87     34.22      8.62
   KHI          9779    36185    226.50    231.20     0.05      0.29      0.04    42.80     32.22     11.38
   KHI          9779    36186    231.20    235.90     0.02      0.31      0.04    47.36     33.89      9.38
   KHI          9779    36187    235.90    238.90     0.22      0.41      0.02    42.08     32.13      9.47
   KHI          9779    36188    238.90    241.90     0.39      0.99      0.02     1.52     24.84     24.02
   KHI          9778    38192     55.80     56.80     0.20      0.40      0.03     6.10     10.99      9.06
   KHI          9778    38193     56.80     58.50     0.30      5.54      0.03     2.70     32.17     29.84
   KHI          9778    38194     58.50     59.80     0.07      0.76      0.08     8.91     12.54      7.56
   KHI          9778    38195     59.80     60.80     0.04      0.27      0.07     5.51      7.50      4.32
   KHI          9778    38196     60.80     64.70     0.14      0.43      0.24    17.50     20.17     12.68
   KHI          9778    38197     67.90     72.80     0.18      0.19      0.40     3.72      8.56      7.47


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9777      716     72.80     79.60     0.21      0.30      0.54     1.88      5.11      5.58
   KHI          9777      717     79.60     81.90     0.10      0.23      0.57     5.79      5.66      4.10
   KHI          9777      718     81.90     87.70     0.12      0.24      0.25     5.34      4.77      3.54
   KHI          9777      719     87.70     90.50     0.09      0.16      0.38     8.95      6.21      2.84
   KHI          9777      532     94.60     97.40     0.08      0.24      0.04     4.59     10.39      8.49
   KHI          9776    37573    105.70    108.90     3.12      0.99      0.03     3.24     38.87     39.01
   KHI          9776    37574    108.90    111.70     0.60      3.44      0.03     3.08     36.31     38.06
   KHI          9776    37575    111.70    113.40     0.09      1.48      0.02     0.48     13.79     14.82
   KHI          9776    37576    113.40    117.30     0.39      0.40      0.03    34.60     31.26     14.02
   KHI          9776    37577    117.30    120.30     0.24      0.44      0.04     9.17     11.50      8.12
   KHI          9776    37578    124.90    127.40     0.04      0.02      0.04     4.76      7.08      5.24
   KHI          9776    37579    127.40    131.10     0.09      1.59      0.23    35.65     26.24      9.57
   KHI          9776    37580    131.10    134.00     0.31      0.28      0.05    13.74     29.86     21.16
   KHI          9776    37581    134.00    134.80     0.39      5.59      0.10    10.76     19.66     13.49
   KHI          9776    37582    140.50    145.10     0.05      0.06      0.07     4.46      6.26      4.15
   KHI          9776    37583    145.10    147.00     0.04      0.05      0.37     9.51     10.06      5.20
   KHI          9776    37584    147.00    149.00     0.12      1.35      0.08     7.26     11.21      7.18
   KHI          9776    37585    149.00    152.10     0.20      0.43      0.71    36.18     31.79     13.36
   KHI          9776    37586    152.10    154.00     0.20      0.24      0.30    28.63     31.23     17.10
   KHI          9776    37587    154.00    154.80     0.16      0.41      0.17    36.18     32.26     14.85
   KHI          9776    37588    154.80    158.20     0.09      0.22      0.02    47.42     29.48      7.80
   KHI          9776    37589    158.20    160.10     0.18      0.26      0.02     7.80     10.46      7.30
   KHI          9776    37590    160.10    161.50     0.12      0.17      0.13    43.91     29.21      9.05
   KHI          9776    37591    161.50    163.30     0.39      2.22      0.02    16.52     31.68     21.60
   KHI          9776    37592    172.70    175.60     0.10      0.11      0.02     2.62      8.51      6.75
   KHI          9776    37593    175.60    177.40     0.14      0.25      0.06    43.03     33.72     12.40
   KHI          9776    37594    177.40    180.70     0.06      0.15      0.02    59.36     33.42      5.46
   KHI          9776    37595    180.70    182.60     0.11      1.70      0.05    50.93     33.03      8.33
   KHI          9776    37596    182.60    184.50     0.43      0.58      0.04    27.93     28.59     16.19
   KHI          9776    37597    184.50    187.70     0.06      0.17      0.06    57.08     33.78      7.37
   KHI          9776    37598    187.70    190.70     0.22      0.23      0.04    42.50     36.11     14.96
   KHI          9776    37599    190.70    192.00     0.31      0.05      0.03    29.86     35.64     20.24
   KHI          9776    37600    192.00    193.10     0.57      0.32      0.03    11.21     38.90     32.27
   KHI          9776    37601    193.10    194.70     0.06      0.18      0.02     2.05      4.78      3.12
   KHI          9775    38909    161.20    164.00     1.28      1.89      0.14     5.74     17.97     18.66
   KHI          9775    38910    164.00    168.60     0.39     12.02      0.09     7.83     25.57     23.30
   KHI          9775    38911    168.60    172.80     0.24     11.76      1.25    20.96     25.25     15.48


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9775    38912    172.80    176.00     0.18     10.76      0.18     2.44     15.08     16.72
   KHI          9775    38913    176.00    180.90     0.19      8.62      0.26    34.48     28.00     11.40
   KHI          9775    38914    180.90    186.00     0.46     12.38      2.17    18.66     22.42     11.20
   KHI          9775    38915    186.00    188.20     1.59     14.94      0.76    28.31     26.61      9.86
   KHI          9775    38916    188.20    189.80     0.11      4.62      0.61     3.10      5.71      4.90
   KHI          9775    38917    189.80    194.90     0.46     13.50      1.34    16.15     20.47     11.88
   KHI          9775    38918    194.90    199.30     0.31     11.00      0.70    41.52     28.79      6.82
   KHI          9775    38919    199.30    203.20     0.24      7.12      0.36    36.03     27.30      8.92
   KHI          9775    38920    203.20    208.90     0.08      0.42      0.36    51.47     28.68      4.34
   KHI          9775    38921    208.90    215.10     0.07      0.38      0.34    52.33     28.53      3.24
   KHI          9775    38922    215.10    220.60     0.05      0.92      2.27    48.21     29.80      6.44
   KHI          9775    38923    220.60    227.20     0.10      0.41      5.02    42.03     29.43      8.72
   KHI          9775    38924    227.20    231.90     0.10      0.29      0.15    37.23     24.45      7.42
   KHI          9775    38925    231.90    236.90     0.15      1.22      0.13    43.23     30.61      8.60
   KHI          9775    38926    236.90    242.60     0.12      0.58      0.16    51.47     33.66      7.20
   KHI          9775    38927    242.60    246.20     0.11      0.23      0.15    50.61     34.87      8.72
   KHI          9775    38928    246.20    252.90     0.11      0.25      0.16    51.53     35.06      9.26
   KHI          9775    38929    252.90    258.30     0.11      0.32      0.17    49.34     32.60      7.94
   KHI          9775    38930    258.30    263.90     0.19      0.53      0.24    45.45     35.49     12.00
   KHI          9775    38931    263.90    269.80     0.17      0.38      0.04    47.98     34.83     10.11
   KHI          9775    38932    269.80    275.20     0.12      0.39      0.03    54.41     32.37      5.47
   KHI          9775    38933    275.20    281.80     0.12      1.47      0.23    49.84     31.49      6.48
   KHI          9775    38934    281.80    287.60     0.16      1.08      0.28    49.00     32.92      7.51
   KHI          9775    38935    287.60    293.90     0.12      0.34      0.05    54.91     32.80      5.03
   KHI          9775    38936    293.90    299.40     0.16      0.35      0.14    52.04     33.88      7.18
   KHI          9775    38937    299.40    305.80     0.15      0.39      0.10    52.38     33.53      6.84
   KHI          9775    38938    305.80    311.80     0.11      0.21      0.15    53.22     34.08      6.63
   KHI          9775    38939    311.80    317.20     0.16      0.26      0.04    49.51     35.04     10.00
   KHI          9775    38940    317.20    323.00     0.18      0.31      0.01    43.25     35.48     12.58
   KHI          9775    38941    323.00    331.30     0.20      0.10      0.01    46.63     35.50     17.98
   KHI          9775    38942    331.30    337.20     0.14      0.26      0.01    47.31     35.83     10.57
   KHI          9775    38943    337.20    341.80     0.14      0.29      0.01    48.83     34.95     10.18
   KHI          9775    38944    341.80    347.40     0.16      0.33      0.07    47.14     34.82     10.34
   KHI          9775    38945    347.40    350.40     0.20      0.37      0.39    40.89     37.15     15.26
   KHI          9773      718    177.10    182.30     0.05      2.09      0.09     1.94      7.66     10.96
   KHI          9773      719    182.30    186.80     0.08      0.97      0.01     0.72      7.60     11.00
   KHI          9773      720    186.80    191.10     0.27      1.68      0.01     0.19     40.53     39.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9773      721    191.10    193.50     0.14      0.84      0.01     0.58     31.16     29.09
   KHI          9773      722    193.50    197.50     0.17      2.40      0.01     0.50     30.71     29.07
   KHI          9773      723    197.50    202.20     0.34      1.57      0.02     0.19     35.90     35.38
   KHI          9773      724    202.20    204.40     0.13      0.54      0.01     3.42     21.18     21.26
   KHI          9773      883    215.00    216.80     0.09      0.18      0.04     0.69      9.12      8.85
   KHI          9772    36729     76.60     81.00     0.02      0.62      0.01     0.20      4.73      5.42
   KHI          9772    36730     82.10     83.90     0.02      1.29      0.01     0.75      2.82      3.41
   KHI          9772    36731     85.00     88.30     0.02      0.15      0.05     0.65      2.82      4.43
   KHI          9772    36732     88.30     90.60     0.17      0.21      4.10    16.60     22.72     14.17
   KHI          9772    36733     94.80     95.80     1.58      3.59      0.70     5.80     23.16     20.44
   KHI          9772    36734     95.80     98.70     0.06      0.09      0.45    36.65     29.23     11.07
   KHI          9772    36735     98.70    101.90     0.02      0.33      4.60    34.43     21.35      3.65
   KHI          9772    36736    101.90    106.70     0.02      0.21      3.19    29.92     29.05     13.96
   KHI          9772    36737    106.70    109.10     0.02      0.30      0.22    40.89     21.98      2.93
   KHI          9772    36738    109.10    111.10     0.04      0.13      2.12    15.56     19.38     11.12
   KHI          9772    36739    111.10    113.70     0.09      0.26      0.05    32.77     31.48     15.01
   KHI          9772    36740    113.70    115.00     0.03      1.37      0.51     5.94     19.20     15.04
   KHI          9772    36742     81.00     82.10     0.06      0.34      1.25    15.28     20.92     12.52
   KHI          9771    38964    152.80    154.50     0.10      0.50      0.02     4.77     10.44      8.60
   KHI          9771    38965    154.50    159.70     0.33      1.41      0.01     3.97     11.44     11.22
   KHI          9771    38966    159.70    162.60     0.15      4.25      0.03     4.05     24.70     24.94
   KHI          9771    38967    162.60    165.30     0.08      1.13      0.02    11.40      9.82      4.60
   KHI          9771    38968    165.30    168.90     0.06      4.24      0.08    10.34      9.93      5.29
   KHI          9771    38969    168.90    172.20     0.05      1.24      0.01     7.47      7.34      3.35
   KHI          9771    38970    172.20    173.60     0.05      2.88      0.02    31.73     20.67      5.14
   KHI          9771    38971    173.60    176.80     0.03      0.41      0.02     4.72      5.88      3.51
   KHI          9771    38972    176.80    180.80     0.09      0.50      0.01    56.91     32.54      4.40
   KHI          9771    38973    180.80    183.10     0.33      9.60      0.03     9.45     15.79      9.97
   KHI          9771    38974    183.10    186.50     0.08     11.59      3.13    16.18     16.66      7.09
   KHI          9771    38975    186.50    190.60     0.09     10.32      1.19    16.25     14.16      4.33
   KHI          9771    38976    190.60    193.80     0.03      3.14      0.01     6.67      7.23      3.60
   KHI          9771    38977    193.80    196.60     0.04      4.75      0.03     3.94      6.92      4.58
   KHI          9771    38978    196.60    201.20     0.11      5.06      0.08     4.95      8.63      4.32
   KHI          9771    38979    201.20    205.70     0.14      1.86      0.05    10.68      8.72      2.88
   KHI          9771    38980    205.70    209.80     0.51      2.91      0.06     4.78      5.10      2.22
   KHI          9771    38981    209.80    212.30     0.05      2.02      0.07     1.98      4.84      2.43
   KHI          9771    38982    212.30    215.30     0.07      1.07      0.03    55.01     31.90      5.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9771    38983    215.30    219.90     0.07      9.10      0.39    35.18     28.91      9.76
   KHI          9771    38984    219.90    222.10     0.06      3.67      0.04    36.91     25.40      7.13
   KHI          9771    38985    222.10    226.40     0.10      1.85      0.01    52.49     29.63      4.93
   KHI          9771    38986    226.40    230.40     0.11      0.96      0.02    55.99     32.75      4.51
   KHI          9771    38987    230.40    236.20     0.11      0.18      0.02    52.23     36.81      6.34
   KHI          9771    38988    236.20    242.30     0.14      1.26      0.02    55.48     32.33      4.67
   KHI          9771    38989    242.30    247.70     0.19      0.49      0.05    52.75     34.11      6.78
   KHI          9771    38990    247.70    252.40     0.13      0.70      0.04    54.97     33.67      5.20
   KHI          9771    38991    252.40    257.80     0.14      0.81      0.05    52.40     31.64      6.63
   KHI          9771    38992    257.80    262.70     0.15      0.48      0.04    48.49     29.92      5.14
   KHI          9771    38993    262.70    268.80     0.16      0.45      0.03    57.01     35.28      5.91
   KHI          9771    38994    268.80    275.00     0.08      1.23      0.02    10.45      6.47      3.05
   KHI          9771    38995    275.00    279.40     0.12      0.63      0.03    55.14     32.89      4.56
   KHI          9771    38996    279.40    285.10     0.13      0.37      0.04    45.92     32.20      4.66
   KHI          9771    38997    285.10    289.10     0.14      0.37      0.02    52.58     32.96      5.21
   KHI          9771    38998    289.10    295.00     0.15      0.54      0.04    45.58     32.26      6.28
   KHI          9771    38999    295.00    300.30     0.14      0.57      0.06    45.75     29.21      8.95
   KHI          9771    39000    300.30    305.50     0.19      0.45      0.04    44.72     35.61     10.43
   KHI          9771    39001    305.50    310.50     0.22      0.34      0.02    55.14     36.83     11.38
   KHI          9771    39002    310.50    313.90     0.17      0.34      0.05    53.51     36.37     11.09
   KHI          9771    39003    318.10    332.50     0.13      0.28      0.11    55.65     38.13     12.26
   KHI          9770    36501     90.90     93.70     0.04      2.13      0.13     1.34      7.45      7.24
   KHI          9770    36502     93.70     96.80     0.10      2.92      0.11    14.75     13.46      6.70
   KHI          9770    36503     96.80     97.50     1.06      7.16      0.01    34.25     30.31     14.00
   KHI          9770    36504     97.50     99.30     0.10      0.50      0.01    42.20     33.02     12.56
   KHI          9770    36505     99.30    102.60     0.10      1.58      0.36     3.90      8.78      5.58
   KHI          9770    36506    126.70    128.00     0.10      0.34      2.63    20.25     20.70     11.38
   KHI          9770    36507    128.00    133.80     0.07      0.20      0.04    42.96     30.61     10.42
   KHI          9770    36508    133.80    136.80     0.09      0.26      5.98    31.46     22.51      8.90
   KHI          9770    36509    136.80    139.80     0.10      0.66      0.92    53.69     30.93      5.28
   KHI          9770    36510    139.80    142.50     0.10      1.12      0.74    38.62     23.46      5.38
   KHI          9770    36511    142.50    146.60     0.40      2.12      0.08    47.29     29.50      8.04
   KHI          9770    36512    146.60    147.80     0.09      0.10      6.30    32.03     25.30     10.94
   KHI          9770    36513    147.80    157.50     0.76      2.08      0.01     8.80     37.82     30.78
   KHI          9770    36514    157.50    160.30     0.24      0.70      0.02    37.53     34.59     15.38
   KHI          9770    36515    160.30    163.40     0.11      0.42      2.56    48.87     30.59      8.58
   KHI          9770    36516    163.40    165.80     0.11      0.84      0.64    41.65     26.96      6.70


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9770    36517    165.80    168.60     0.25      0.50      0.01    44.11     34.29     12.36
   KHI          9770    36518    168.60    170.80     0.64      1.90      0.01    40.35     30.60     11.52
   KHI          9770    36519    170.80    172.40     0.05      0.26      0.60    14.60     12.18      5.14
   KHI          9770    36520    172.40    173.10     0.44      0.66      0.77     7.84     35.38     30.44
   KHI          9770    36521    173.10    175.50     0.04      1.38      0.01    14.25     21.09     13.50
   KHI          9770    36522    175.50    176.30     0.10      0.96      0.02     0.70      9.45      8.32
   KHI          9770    36523    176.30    186.20     0.07      1.08      0.01     0.66     10.39      9.94
   KHI          9770    36524    199.60    203.50     0.09      0.54      0.01     0.28     10.62      9.26
   KHI          9769    35670     17.90     18.40     0.28      0.33      0.02    30.46     32.99     17.13
   KHI          9769    35671     18.40     19.30     0.07      0.34      0.01     1.34      2.59      2.35
   KHI          9769    35672     19.30     20.10     0.09      1.41      0.01     0.60     14.31     13.75
   KHI          9768    36303    200.50    206.30     1.42      0.77      0.36     4.28     38.00     34.49
   KHI          9768    36304    206.30    208.40     0.78      0.91      0.15     6.49     24.92     21.69
   KHI          9768    36305    208.40    210.80     0.54      1.59      0.97     4.26     25.18     20.86
   KHI          9768    36306    210.80    214.30     0.12      3.26      0.06     6.63     23.91     21.18
   KHI          9768    36307    214.30    216.60     0.20      0.84      1.32     3.75     25.52     22.07
   KHI          9768    36308    225.00    227.00     0.16      0.20      5.76    23.06     27.27     13.34
   KHI          9768    36309    227.00    230.60     0.72      0.08      0.10     0.90      8.99     10.44
   KHI          9768    36310    234.50    238.30     0.16      0.26      0.08     6.48     17.45     14.98
   KHI          9768    36311    238.30    242.70     0.16      0.25      0.25     1.07     17.13     15.40
   KHI          9768    36312    242.70    246.90     0.48      0.05      0.26     6.71     12.13      9.15
   KHI          9768    36313    246.90    248.00     0.30      0.25      2.48    29.85     27.61     11.60
   KHI          9768    36314    248.00    251.90     0.20      0.34      4.31    13.40     18.06     10.02
   KHI          9768    36315    251.90    255.40     0.16      0.15      2.15     6.06      8.49      4.96
   KHI          9768    36316    255.40    261.10     0.16      0.03      1.25    20.90     16.54      5.95
   KHI          9768    36317    261.10    265.70     0.10      0.04      0.79     5.42      5.64      2.19
   KHI          9768    36318    265.70    269.80     0.16      0.04      0.92     3.29      4.11      1.82
   KHI          9768    36319    269.80    271.60     0.20      0.07      4.23    18.05     20.88     10.68
   KHI          9768    36320    271.60    274.10     0.20      0.37      6.45    24.49     34.25     18.34
   KHI          9768    36321    274.10    277.50     0.20      0.37      5.76    32.36     34.44     15.34
   KHI          9768    36322    277.50    280.00     0.08      0.36      6.46    27.53     35.37     18.53
   KHI          9768    36323    281.60    285.50     0.04      0.24      6.55    23.24     28.22     14.24
   KHI          9768    36324    285.50    290.30     0.16      0.29      8.24    29.14     33.99     16.22
   KHI          9768    36325    290.30    293.40     0.44      0.15      0.02     0.16     10.45     10.38
   KHI          9768    36326    293.40    296.90     0.07      0.33      8.43    27.08     33.43     16.72
   KHI          9768    36327    296.90    301.20     0.09      0.28      5.55    30.71     33.28     16.10
   KHI          9768    36328    301.20    304.10     0.23      0.22      5.42    24.92     29.42     15.49


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9768    36329    306.00    309.60     0.52      0.71      2.75    29.83     28.83     13.30
   KHI          9768    36330    309.60    310.60     0.21      0.40      6.94     9.87     35.15     26.78
   KHI          9768    36331    313.30    317.50     0.10      0.38      4.18    28.08     32.67     16.78
   KHI          9768    36381    338.40    339.40     0.02      0.23      0.08    23.29     24.84     12.32
   KHI          9768    36382    339.40    341.00     0.02      0.34      0.03    11.00     21.16     14.11
   KHI          9768    36383    341.00    342.60     0.03      0.08      0.02     3.20     13.40     11.78
   KHI          9767      211     15.60     20.90     0.15      0.27      0.02    28.59     32.26     17.33
   KHI          9766    31933      8.00     11.90     0.15      0.23      0.00    26.74     28.08     13.94
   KHI          9766    31934     35.50     36.50     0.11      0.41      0.00     1.34     31.62     27.60
   KHI          9766    31935     44.30     50.90     0.05      0.16      0.00    23.00     20.22      9.11
   KHI          9766    31936     64.30     64.50     0.40      0.44      0.00     1.13     20.30     18.76
   KHI          9765    39041    162.50    166.20     0.12      2.10      0.02     0.98      8.46     12.09
   KHI          9765    39042    166.20    169.00     1.11      3.27      0.12     1.81     33.65     29.56
   KHI          9765    39043    169.00    172.20     0.48      0.88      0.09     0.43     22.42     30.17
   KHI          9765    39044    172.20    173.30     0.34      1.25      0.05     0.95      9.83     12.24
   KHI          9765    39045    173.30    177.00     0.11      0.46      0.12     7.72      7.04      5.12
   KHI          9765    39046    177.00    180.20     0.15      0.31      1.81     9.27     16.90     13.33
   KHI          9765    39047    180.20    184.20     0.18      0.20      6.88    36.72     28.69     11.43
   KHI          9765    39048    184.20    189.10     0.53      4.67      0.53     2.55     35.48     32.02
   KHI          9765    39049    189.10    190.80     0.13      0.28      0.15     1.60      2.67      0.20
   KHI          9765    39050    190.80    194.30     0.26      0.94      0.19    22.00     27.30     16.32
   KHI          9765    39051    194.30    198.20     0.18      0.74      2.01    28.21     28.55     15.21
   KHI          9765    39052    198.20    204.70     0.24      0.71      4.55    25.73     30.57     15.61
   KHI          9765    39053    204.70    209.10     0.16      0.49      1.71    42.22     35.08     14.54
   KHI          9765    39054    209.10    215.70     0.21      1.16      4.25    40.40     32.16     14.19
   KHI          9765    39055    215.70    221.80     0.19      0.55      3.47    42.38     35.10     13.84
   KHI          9765    39056    221.80    227.40     0.20      0.48      4.51    36.06     35.48     17.09
   KHI          9765    39057    227.40    232.00     0.16      0.48      0.78    44.60     34.84     13.04
   KHI          9765    39058    232.00    238.30     0.16      0.26      0.11    49.95     34.09     10.51
   KHI          9765    39059    238.30    243.30     0.14      0.31      0.07    47.50     36.02      9.70
   KHI          9765    39060    243.30    248.30     0.18      0.25      0.06    38.65     34.28     14.65
   KHI          9765    39061    248.30    254.20     0.17      0.38      0.16    39.65     37.08     15.94
   KHI          9765    39062    254.20    259.50     0.16      0.24      0.09    45.79     35.76     12.54
   KHI          9765    39063    259.50    262.50     0.15      0.20      0.05    55.15     34.50      7.96
   KHI          9765    39064    262.50    265.60     0.17      0.26      0.05    53.74     34.86      8.62
   KHI          9765    39065    265.60    271.70     0.20      1.15      0.06    41.32     35.99     14.11
   KHI          9765    39066    271.70    276.70     0.19      0.40      0.08    37.80     38.02     18.63


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9765    39067    276.70    280.50     0.34      1.16      0.09    16.82     39.37     29.70
   KHI          9765    39068    280.50    285.80     0.35      0.70      0.07    20.10     37.58     20.32
   KHI          9765    39069    285.80    290.70     0.22      0.38      0.05    30.31     33.76     18.33
   KHI          9765    39070    290.70    294.00     0.21      0.52      0.09    25.04     26.57     16.00
   KHI          9764    45826    112.20    115.70               2.27      0.05     1.41      6.79      6.17
   KHI          9764    45827    115.70    118.80              20.30      0.04     2.61     29.19     28.64
   KHI          9764    45828    118.80    121.70              11.89      0.01     1.50     15.58     19.24
   KHI          9764    45829    121.70    123.80               5.58      0.03     2.04      8.14      8.95
   KHI          9764    45830    123.80    126.90               4.10      0.03     1.32      6.33      6.44
   KHI          9764    45831    126.90    128.80               1.48      0.04     0.67     29.82     29.72
   KHI          9764    45832    137.70    140.70               0.21      0.02     4.02      4.20      2.68
   KHI          9764    45833    140.70    145.00               0.05      0.27     6.79      8.44      4.81
   KHI          9764    45834    145.00    148.70               0.13      0.94     8.70     10.48      6.08
   KHI          9764    45835    152.20    154.10               1.15      1.85    46.64     30.15      7.21
   KHI          9764    45836    154.10    156.20               1.12      1.10    54.45     30.78      5.00
   KHI          9764    45837    156.20    158.70              14.35      2.91    27.69     34.48     22.17
   KHI          9764    45838    158.70    161.10               2.98      2.17    46.19     31.64      9.14
   KHI          9764    45839    161.10    164.50               1.18      0.22    42.80     22.57      3.45
   KHI          9764    45840    164.50    167.60               0.22      0.18    29.23     18.79      4.09
   KHI          9764    45841    167.60    169.70               0.37      0.23    39.79     32.83     13.32
   KHI          9764    45842    169.70    174.20               0.42      0.19    45.05     33.53     11.29
   KHI          9764    45843    174.20    178.90               0.34      0.18    52.57     34.56     10.21
   KHI          9764    45844    178.90    182.00               0.29      0.24    50.75     34.30     10.42
   KHI          9764    45845    182.00    185.10               0.49      0.05    35.67     39.02     19.14
   KHI          9764    45846    185.10    189.00               0.43      0.06    46.62     32.59     10.98
   KHI          9764    45847    189.00    192.10               0.18      0.03    33.69     25.20      8.51
   KHI          9764    45848    192.10    194.80               0.43      0.02    30.00     30.01     14.77
   KHI          9764    45849    194.80    196.00               0.22      0.06    30.96     32.47     16.73
   KHI          9762      886     23.10     27.00     0.02      2.74      0.01     1.90      1.41      1.54
   KHI          9762      887     27.00     30.90     0.01      2.00      0.02     0.38      0.74      1.56
   KHI          9762      888     30.90     36.10     0.02      2.08      0.01     0.56      1.72      2.70
   KHI          9762      889     36.10     39.70     0.01      5.30      0.01     0.18      2.08      8.18
   KHI          9762      890     39.70     44.00     0.02      5.22      0.01     0.76      3.62      5.68
   KHI          9762      891     44.00     46.70     0.04      1.96      0.02    30.29      8.44      5.58
   KHI          9762      892     46.70     48.70     0.02      4.66      0.01     4.98      7.76      6.64
   KHI          9761    40907     23.30     27.80     0.11      1.20      0.02     0.80      0.69      0.86
   KHI          9761    40908     27.80     31.30     0.16      1.60      0.06     0.80      1.91      1.84


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9761    40909     31.30     35.20     0.14      3.24      0.01     0.76      4.84      2.84
   KHI          9760    40871     27.50     30.70     0.04      5.62      0.01     0.96      1.55      1.55
   KHI          9760    40872     30.70     34.20     0.05      3.06      0.01     1.28      1.44      1.68
   KHI          9760    40873     34.20     39.40     0.08      3.50      0.01     0.62      4.10      4.16
   KHI          9760    40874     39.40     43.50     0.07      5.04      0.01     0.36      3.98      4.78
   KHI          9760    40875     43.50     45.00     0.01      4.44      0.01     0.56      2.85      5.88
   KHI          9759      882     10.20     13.80     0.02      4.22      0.01     0.35      1.25      2.08
   KHI          9759      883     13.80     18.40     0.01      5.02      0.01     0.80      1.42      2.72
   KHI          9759      884     18.40     21.40     0.02      0.42      0.01     1.00      2.58      4.38
   KHI          9759      885     21.40     24.40     0.01      7.14      0.01     1.00      2.93      4.64
   KHI          9757               5.70      8.70     0.01      5.58      0.01     0.34      1.47      1.66
   KHI          9757               8.70     13.20     0.01      6.80      0.01     1.18      2.61      2.76
   KHI          9757              13.20     17.20     0.05      6.30      0.01     0.60      2.28      2.04
   KHI          9757              17.20     22.20     0.02      3.80      0.01     0.90      1.81      2.18
   KHI          9757              22.20     27.30     0.03      5.80      0.01     1.10      2.95      4.74
   KHI          9757              27.30     31.20     0.06      4.38      0.01     0.80      3.63      4.76
   KHI          9758      893      7.00      9.50     0.01      3.84      0.01     0.50      1.51      1.58
   KHI          9758      894      9.50     12.50     0.02      4.72      0.01     0.60      1.40      1.70
   KHI          9758      895     12.50     15.10     0.01      7.44      0.01     0.84      2.53      2.48
   KHI          9758      896     15.10     18.90     0.02      5.78      0.01     1.04      3.37      3.88
   KHI          9758      897     18.90     21.70     0.02      2.60      0.01     0.66      1.39      2.12
   KHI          9758      898     21.70     26.50     0.01      3.78      0.01     0.70      2.56      3.38
   KHI          9755    41166     71.40     73.50     0.08      2.17      0.01     2.56      3.11      3.46 must be checked with
                                                                                                            KHI : confused
   KHI          9755    41173     91.50     94.50     0.13      5.30      0.01     5.66      8.47      7.37 must be checked with
                                                                                                            KHI : confused
   KHI          9755    41180    112.50    115.20     0.10      5.68      0.01     1.86      8.20      8.62 must be checked with
                                                                                                            KHI :confused
   KHI          9755    41187    133.80    136.90     0.10      2.50      0.01     0.62      3.85      5.50 must be checked with
                                                                                                            KHI : confused
   KHI          9755    41194    155.50    158.60     0.13      2.04      0.01     0.34      3.14      5.45 must be checked with
                                                                                                            KHI : confused
   KHI          9755    41197    164.90    168.00     0.20      2.63      0.01     0.19      3.66      5.90 must be checked with
                                                                                                            KHI : confused
   KHI          9754    41022     17.90     18.50     0.08      3.10      0.01     1.14      2.01      5.86
   KHI          9754    41023     24.60     29.30     0.11      2.03      0.14     1.68      0.96      5.00
   KHI          9754    41024     29.30     32.10     0.04      2.19      0.14     3.40      3.94      5.22
   KHI          9754    41025     32.10     37.60     0.20      0.28      0.08     3.32      3.07      4.10
   KHI          9754    41026     37.60     42.20     0.08      0.20      0.01     2.18      2.22      2.12
   KHI          9754    41027     42.20     43.40     0.10      0.28      0.09    20.07     11.18      3.60
   KHI          9754    41028     43.40     48.00     0.06      0.59      0.08    15.66      8.29      2.52
   KHI          9754    41029     48.00     52.60     0.05      3.17      0.02    13.42     10.97      6.52
   KHI          9754    41030     52.60     56.30     0.14      1.93      0.05    14.32      8.78      3.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9754    41031     56.30     59.90     0.13      0.90      0.13     3.88      4.64      2.98
   KHI          9754    41032     59.90     63.40     0.08      0.56      0.07     4.44      3.40      1.08
   KHI          9754    41033     63.40     65.90     0.08      0.50      0.11     2.90      5.08      2.84
   KHI          9754    41034     65.90     67.80     0.14      0.37      0.08     1.32      3.86      4.28
   KHI          9754    41035     97.90    101.00     0.21      0.45      0.13     0.82      5.79      7.12
   KHI          9753      042     13.40     16.00     0.09      1.61      0.28     1.38      1.20      1.52
   KHI          9752              18.60     23.10     0.18      0.59      0.10     0.66      0.43      1.76
   KHI          9752              23.10     27.80     0.14      1.56      0.01     1.52      0.85      3.72
   KHI          9752              27.80     30.80     0.09      0.64      0.02     0.92      0.62      0.60
   KHI          9752              30.80     34.30     0.13      1.76      0.01     1.16      1.01      2.74
   KHI          9752              34.30     37.30     0.11      2.13      0.13     1.28      1.41      1.54
   KHI          9752              37.30     40.60     0.03      2.98      0.18     3.80      3.96      3.92
   KHI          9751    35850     40.40     47.60     0.18      1.44      0.00    15.08     31.34     21.11
   KHI          9750    36576     80.50     81.60     0.07      4.46      0.18     1.98      2.49      9.42
   KHI          9750    36577     81.60     86.80     0.17      0.88      0.07    30.16     31.05     15.54
   KHI          9750    36578     86.80     89.00     0.78      1.98      0.09    23.20     40.46     27.84
   KHI          9750    36579     89.00     92.10     0.58      2.02      0.09     9.98     40.16     34.22
   KHI          9750    36580     92.10     96.20     0.58      2.42      0.27     9.70     40.85     35.28
   KHI          9750    36581     96.20     98.90     0.72      0.75      0.02     1.04      7.83      7.10
   KHI          9749      611     39.00     48.40     0.12      4.83      1.27    35.65     18.65     12.70
   KHI          9749      612     48.40     54.50     0.20      3.88      1.79    29.05     22.33     15.75
   KHI          9748    36608     48.00     54.30     0.10     11.23      0.54    14.30     10.01      9.68
   KHI          9748    36609     54.30     59.30     0.10     18.15      0.14     7.68     16.46      6.33
   KHI          9747    36616     52.50     60.10     0.48      2.27      0.06     1.57     38.47     36.36
   KHI          9747    36617     60.10     69.70     0.16      7.49      1.36    33.32     30.98     13.58
   KHI          9747    36618     69.70     76.50     0.11     13.47      0.53    20.89     25.47     14.31
   KHI          9747    36619     76.50     81.30     0.02     16.75      0.07     4.95     18.48     13.65
   KHI          9746    35907     36.40     39.20     0.26      2.46      0.01    40.00     19.84      5.60
   KHI          9746    35908     39.20     40.50     0.09     23.08      0.03    10.07     20.12     16.87
   KHI          9746    35909     40.50     46.60     0.24      6.82      0.03    37.95     21.39      9.11
   KHI          9745    31151      5.00      6.20     0.03      0.34      0.00    27.13     18.75      5.87
   KHI          9745    31152     11.70     13.70     0.06      0.15      0.00    14.44     12.58      2.87
   KHI          9745    31153     15.60     17.10     0.01      1.65      0.00     0.15      2.04      2.46
   KHI          9745    31154     17.10     18.10     0.04      0.83      0.00     1.81      1.63      1.50
   KHI          9745    31155     19.10     19.40     0.09      5.27      0.00    20.76     16.56      6.14
   KHI          9745    31156     19.40     22.60     0.02      1.39      0.34     3.14      3.06      2.05
   KHI          9745    31157     22.60     23.90     0.09      3.46      4.56    15.77     12.57      4.23


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9745    31158     23.90     26.00     0.02      0.19      0.00     5.27      2.99      1.09
   KHI          9745    31159     26.00     27.50     0.20      6.10      0.23    34.90     24.61      7.23
   KHI          9745    31160     27.50     28.60     0.15      1.55      0.00     5.99      4.79      2.05
   KHI          9745    31161     28.60     33.30     0.03      0.56      0.00     3.45      1.33      1.09
   KHI          9745    31162     33.30     36.50     0.06      1.63      0.62     7.04      3.50      2.05
   KHI          9745    31163     36.50     38.20     0.24     11.63      2.09    10.59     22.75     11.60
   KHI          9745    31164     38.20     39.30     0.02      1.83      0.00     0.77      2.23      2.46
   KHI          9745    31165     39.30     40.90     0.06     11.47      1.67    19.72     22.09     11.46
   KHI          9744    35117      0.20      3.80     0.02      1.84      0.00     1.10      2.21      2.60
   KHI          9744    35118      5.10      6.20     0.01      1.31      0.00     3.37      2.60      2.22
   KHI          9744    35119      7.00      7.80     0.00      2.66      0.00     0.08      1.72      2.33
   KHI          9744    35120     14.40     17.60     0.03      1.32      0.00     0.29      2.64      4.01
   KHI          9744    35121     17.60     20.60     0.01      0.97      0.00     0.29      1.78      2.82
   KHI          9744    35122     20.60     23.20     0.01      1.22      0.00     0.08      1.84      2.66
   KHI          9744    35123     23.20     26.90     0.01      1.68      0.00     0.60      2.24      3.26
   KHI          9744    35124     26.90     30.60     0.01      1.06      0.00     0.18      2.70      3.60
   KHI          9744    35125     34.90     36.80     0.01      1.66      0.00     0.29      3.24      4.06
   KHI          9744    35126     36.80     39.30     0.01      0.39      0.00    12.83      6.83      1.81
   KHI          9744    35127     39.30     41.90     0.01      1.07      0.00     0.39      1.94      2.90
   KHI          9744    35128     41.90     44.90     0.03      1.43      0.00     0.70      2.99      3.01
   KHI          9744    35129     44.90     47.70     0.01      1.08      0.00     0.29      2.84      3.22
   KHI          9744    35130     47.70     48.80     0.01      0.41      0.00     0.18      1.03      1.69
   KHI          9744    35131     50.60     53.10     0.01      0.84      0.00     0.39      2.10      2.32
   KHI          9744    35132     53.10     57.30     0.01      1.10      0.00     0.08      2.48      2.56
   KHI          9744    35133     57.30     60.80     0.01      1.56      0.00     2.75      3.00      4.05
   KHI          9744    35134     60.80     62.50     0.01      2.34      0.00     0.29      2.53      4.47
   KHI          9743    31847      3.30      4.70     0.00      0.22      0.00    10.72      8.06      3.90
   KHI          9743    31848      6.40      7.20     0.05      0.06      0.00    26.77     22.73      8.08
   KHI          9743    31849      9.40     10.90     0.00      0.29      0.00     7.95      5.29      2.51
   KHI          9743    31850     12.00     15.50     0.00      3.28      0.00     0.69      3.52      4.46
   KHI          9743    31851     15.50     19.50     0.11      6.71      2.11    22.08     18.64      7.45
   KHI          9743    31852     19.50     21.50     0.00      3.94      0.00     2.72      5.35      4.83
   KHI          9743    31853     23.50     24.70     0.13      4.20      0.00    16.42     12.76      6.07
   KHI          9743    31854     27.60     29.30     0.00      0.82      0.00    16.26      9.06      1.93
   KHI          9743    31855     31.60     34.30     0.00      1.94      0.00     0.69      2.22      3.59
   KHI          9743    31856     34.30     38.20     0.00      3.41      0.00     0.43      3.48      4.97
   KHI          9743    31857     38.20     43.20     0.00      2.70      0.00     1.97      3.98      4.69


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9743    31858     43.20     49.70     0.00      3.18      0.00     0.53      3.86      6.76
   KHI          9742    31785      0.00      0.50     0.07      0.13      0.00    10.34      5.91      2.09
   KHI          9742    31786      1.30      1.50     0.09      0.30      0.00     8.11     13.04      8.49
   KHI          9742    31787      3.60      4.30     0.00      3.73      0.00    22.13     15.23      5.15
   KHI          9742    31788      4.30      5.50     0.12      0.52      0.00     3.41      1.42      1.24
   KHI          9742    31789      5.50      7.50     0.00      1.97      0.00     5.17      4.19      4.31
   KHI          9742    31790      7.50      8.80     0.29      3.56      0.00     0.37      3.69      4.87
   KHI          9742    31791      8.80      9.70     0.14      8.22      0.00    32.10     24.92     10.44
   KHI          9742    31792      9.70     15.00     0.36      6.87      0.00    16.00     15.32      8.42
   KHI          9742    31793     15.00     17.30     0.06      0.62      0.00     0.32      0.60      1.52
   KHI          9742    31794     17.30     18.40     0.00      1.61      0.00     0.21      1.61      2.36
   KHI          9742    31795     18.40     19.20     0.00      0.16      0.00     0.37      0.14      1.24
   KHI          9742    31796     19.20     19.90     0.00      1.60      0.00     0.27      1.60      3.07
   KHI          9742    31797     22.10     23.90     0.15      1.27      0.00     1.07      1.62      2.23
   KHI          9742    31798     23.90     26.80     0.00      1.39      0.00     0.00      1.40      3.21
   KHI          9742    31799     29.40     32.10     0.00      1.30      0.00     0.27      1.18      3.76
   KHI          9742    31800     32.10     35.90     0.00      2.85      0.00     0.32      2.98      6.97
   KHI          9742    31801     35.90     38.80     0.09      0.22      0.00     0.75      0.98      4.46
   KHI          9742    31802     38.80     43.40     0.00      1.45      0.00     0.16      1.53      5.02
   KHI          9742    31803     43.40     45.10     0.07      1.08      0.00     0.43      1.09      4.18
   KHI          9742    31804     45.10     46.30     0.00      0.20      0.00     0.37      0.21      1.67
   KHI          9742    31805     46.30     47.20     0.18      7.08      0.00     0.75      7.19      8.92
   KHI          9742    31806     47.20     50.30     0.10      1.59      0.00     0.27      1.68      4.74
   KHI          9741    31929      0.00      2.00     0.32      0.40      0.00    19.37     36.42     24.29
   KHI          9741    31930      2.00     14.40     0.24      0.38      0.00    40.67     34.12     12.97
   KHI          9741    31931     15.80     17.60     0.09      0.97      0.00    33.41     22.51      5.80
   KHI          9741    31932     20.10     22.50     0.08      0.20      0.00    57.71     30.45      2.62
   KHI          9740    31275      6.70      9.50     0.01      2.34      0.00    10.28      8.41      5.45
   KHI          9740    31276      9.50     12.50     0.12      2.30      0.00     1.60      3.02      3.78
   KHI          9740    31277     12.50     17.30     0.13      9.49      4.20    22.72     22.34     11.56
   KHI          9740    31278     17.30     19.10     0.02      2.65      0.00     0.70      2.91      3.78
   KHI          9740    31279     19.10     20.80     0.23     14.51      1.58    24.97     29.03     16.01
   KHI          9740    31280     20.80     22.00     0.02      9.09      0.00     1.26     10.61      9.34
   KHI          9740    31281     22.00     24.80     0.30     17.37      0.58    17.10     26.81     17.95
   KHI          9740    31282     24.80     26.10     0.03      4.61      0.00     0.65      4.94      5.45
   KHI          9740    31283     26.10     31.30     0.04      0.59      0.00     0.70      0.65      1.84
   KHI          9740    31284     31.30     32.60     0.01      3.12      0.00     0.60      3.25      4.62


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9740    31285     32.60     37.20     0.01      0.60      0.00     0.55      0.78      2.68
   KHI          9740    31286     37.20     38.70     0.21      2.89      0.00     0.65      3.17      4.45
   KHI          9740    31287     38.70     44.00     0.09      0.61      0.00     0.65      0.68      2.78
   KHI          9740    31288     44.00     47.40     0.01      5.65      0.00     1.01      6.10      7.22
   KHI          9740    31289     47.40     51.00     0.02      0.53      0.00     0.60      0.66      3.61
   KHI          9740    31290     51.00     53.30     0.10      2.35      0.00     0.75      2.48      5.42
   KHI          9740    31291     53.30     59.30     0.10      1.35      0.00     0.75      1.50      4.58
   KHI          9740    31292     59.30     62.10     0.01      1.91      0.00     0.65      2.47      5.00
   KHI          9740    31293     62.10     69.10     0.03      1.06      0.00     0.80      1.23      3.89
   KHI          9740    31294     69.10     73.00     0.01      1.96      0.00     0.70      2.15      5.28
   KHI          9740    31295     73.00     75.40     0.11      0.82      0.00     0.85      1.21      3.06
   KHI          9740    31296     75.40     78.30     0.02      3.05      0.00     0.35      3.30      6.11
   KHI          9740    31297     78.30     80.00     0.03      0.97      0.00     0.35      1.03      3.33
   KHI          9740    31298     80.00     85.30     0.11      2.43      0.00     0.25      2.71      5.56
   KHI          9740    31299     85.30     88.10     0.02      0.65      0.00     0.25      0.82      2.78
   KHI          9740    31300     88.10     89.60     0.17      3.59      0.00     0.35      4.03      5.83
   KHI          9740    31301     89.60     90.50     0.15      0.55      0.00     0.30      0.69      3.06
   KHI          9740    31302     90.50     92.70     0.01      3.41      0.00     0.35      3.60      5.83
   KHI          9740    31303     92.70     95.60     0.10      0.96      0.00     0.30      0.99      2.78
   KHI          9740    31304     95.40     98.60     0.02      3.69      0.00     0.30      3.12      5.00
   KHI          9740    31305     98.60    103.60     0.01      1.26      0.00     0.10      0.93      3.61
   KHI          9740    31306    103.60    105.80     0.18      3.08      0.00     0.35      1.51      3.89
   KHI          9740    31307    105.80    108.70     0.18      0.72      0.00     0.25      0.46      2.50
   KHI          9740    31308    108.70    111.50     0.14      3.20      0.00     0.45      2.85      4.45
   KHI          9740    31309    111.50    116.80     0.09      0.80      0.00     0.25      0.82      3.06
   KHI          9740    31310    116.80    119.50     0.23      3.19      0.00     0.45      3.63      5.56
   KHI          9739    31990     10.60     11.00     0.13      0.54      0.00     7.73     15.37     11.11
   KHI          9739    31991     11.00     12.90     0.12      1.18      0.00    26.50     30.97     14.31
   KHI          9739    31992     12.90     16.50     0.20      0.47      0.00    10.45     28.02     23.76
   KHI          9739    31993     16.50     18.90     0.16      0.22      0.00     1.98     27.55     24.73
   KHI          9739    31994     18.90     20.60     0.18      0.22      0.00    15.60     29.53     19.73
   KHI          9739    31995     33.00     34.30     0.22      0.77      0.00     2.09     22.76     20.01
   KHI          9739    31996     35.40     36.90     0.04      0.11      0.00    10.14      9.31      4.46
   KHI          9739    31997     36.90     38.40     0.16      0.41      3.69    35.17     30.41     11.67
   KHI          9739    31998     38.40     42.90     0.04      0.14      0.00     8.41      7.73      4.17
   KHI          9739    31999     42.90     44.10     0.11      0.77      0.00     9.64     43.65     35.01
   KHI          9739    32000     45.10     47.10     0.04      0.49      0.00    13.75     11.29      5.15


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9739    32001     59.70     61.00     0.10      0.09      0.00    29.69     27.67     13.21
   KHI          9739    32002     62.00     63.80     0.14      0.42      0.00     0.92     22.82     20.57
   KHI          9739    32003     64.90     67.10     0.34      0.29      0.00    33.90     29.55     14.17
   KHI          9738    33513      1.00      1.90     0.16      3.38      0.00    10.38     12.91      6.95
   KHI          9738    33514      2.10      7.40     0.06      0.89      2.96    12.76     15.92      8.49
   KHI          9738    33515     23.70     24.20     0.04      0.47      0.00    42.74     22.64      2.73
   KHI          9738    33516     25.10     28.00     0.06      0.79      0.00    12.51      9.16      3.19
   KHI          9738    33517     31.50     36.30     0.02      1.46      0.14     9.86      6.41      1.48
   KHI          9738    33518     36.30     40.40     0.07      0.20      0.65    39.94     32.49     12.02
   KHI          9738    33519     40.40     44.40     0.09      0.45      0.00    37.66     31.08     11.05
   KHI          9738    33520     44.40     48.70     0.13      1.20      0.56    35.31     26.43      8.40
   KHI          9738    33521     48.70     52.70     0.09      0.17      0.22    38.23     28.16      8.54
   KHI          9738    33522     52.70     53.90     0.04      0.23      0.41    26.57     16.60      3.45
   KHI          9738    33523     55.40     57.60     0.05      2.75      1.57     7.38      7.25      4.16
   KHI          9738    33524     57.60     61.50     0.04      0.45      0.20     8.24      6.67      2.96
   KHI          9738    33525     61.50     63.70     0.09      6.23      2.91    25.33     20.62      7.35
   KHI          9738    33526     63.70     64.80     0.05      0.61      0.32     3.35      2.40      1.03
   KHI          9738    33527     64.80     66.20     0.06      0.24      0.73    28.93     18.68      3.93
   KHI          9738    33528     66.20     68.60     0.05      1.66      0.27     1.78      2.07      1.25
   KHI          9738    33529     68.60     71.60     0.03      2.04      0.36     6.44      5.73      2.90
   KHI          9738    33530     71.60     74.40     0.02      1.00      0.00     1.78      1.98      1.54
   KHI          9738    33531     74.40     76.50     0.09      3.16      0.41     6.87      7.63      4.33
   KHI          9738    33532     76.50     77.10     0.20     15.11      1.57    20.64     25.59     12.16
   KHI          9738    33533     77.10     79.50     0.06      1.63      0.00     1.44      2.44      1.96
   KHI          9738    33534     79.50     83.40     0.08      3.13      0.00     5.92      5.87      2.28
   KHI          9738    33535     83.40     86.10     0.05      2.24      0.00     5.02      4.69      2.50
   KHI          9738    33536     86.10     88.80     0.04      1.30      0.00     3.91      3.35      2.33
   KHI          9738    33537     88.80     89.80     0.05      0.78      0.00     9.71      5.60      2.39
   KHI          9738    33538     89.80     94.50     0.06      1.39      0.00     0.87      1.53      1.42
   KHI          9738    33539     94.50     98.30     0.04      1.24      0.00     6.70      5.73      2.73
   KHI          9738    33540     98.30    100.70     0.04      0.90      0.00     4.13      3.14      1.25
   KHI          9738    33541    100.70    105.70     0.16     12.52      0.00     0.53      5.39      2.85
   KHI          9738    33542    105.70    111.20     0.05      3.13      0.00     0.73      3.65      3.36
   KHI          9738    33543    111.20    114.60     0.02      3.24      0.00     1.05      4.16      3.36
   KHI          9738    33544    114.60    116.60     0.04      0.64      0.00     0.31      1.01      1.65
   KHI          9738    33545    116.60    118.60     0.01      4.71      0.00     2.16      5.99      4.67
   KHI          9738    33546    118.60    120.90     0.02      0.53      0.00     1.10      1.09      0.97


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9738    33547    120.90    126.10     0.01      3.57      0.00     1.90      4.67      3.81
   KHI          9738    33548    126.10    127.20     0.01      0.84      0.00     6.44      4.12      1.37
   KHI          9738    33549    127.20    133.90     0.07      2.00      0.00     7.92      6.07      2.22
   KHI          9738    33550    133.90    135.70     0.22      4.24      0.00    24.42     16.38      4.10
   KHI          9738    33551    135.70    137.60     0.02      2.53      0.00     2.11      3.54      2.96
   KHI          9738    33552    137.60    138.80     0.14      6.23      4.77    37.48     23.93      6.32
   KHI          9738    33553    138.80    139.20     0.18     19.31      0.65    29.07     21.64      4.78
   KHI          9738    33554    139.20    140.20     0.02      4.60      0.00     1.05      4.65      3.59
   KHI          9738    33555    140.20    144.40     0.06      1.50      0.00     0.73      1.74      1.25
   KHI          9738    33556    144.40    149.60     0.01      5.68      0.00     0.84      3.36      1.99
   KHI          9738    33557    149.60    153.90     0.03      9.00      0.00     2.53      5.74      3.13
   KHI          9738    33558    153.90    156.90     0.12     20.83      0.00     2.00      9.75      4.33
   KHI          9738    33559    156.90    161.20     0.13      4.89      0.00     0.62      4.35      3.87
   KHI          9738    33560    161.20    165.40     0.06      6.17      0.36     3.27      3.93      7.81
   KHI          9738    33561    165.40    166.80     0.16     14.88      0.00    12.79     19.68      7.57
   KHI          9738    33562    166.80    170.40     0.07      8.59      0.00     1.37      5.70      3.70
   KHI          9738    33563    170.40    173.80     0.27     10.10      0.00    20.92     17.01      5.29
   KHI          9738    33564    173.80    175.10     0.04      4.39      0.00     5.71      7.51      4.73
   KHI          9738    33565    175.10    177.00     0.12     12.97      0.17    20.72     22.93     11.33
   KHI          9738    33566    177.00    181.10     0.02      5.15      0.00     1.58      6.07      4.47
   KHI          9738    33567    181.10    181.60     0.12     13.76      0.00    23.46     28.68     14.80
   KHI          9738    33568    181.60    183.90     0.05      1.44      0.00     1.26      2.23      1.99
   KHI          9738    33569    183.90    186.80     0.16     15.23      3.03    20.83     26.93     15.48
   KHI          9738    33570    186.80    191.20     0.05      2.73      0.00     0.41      4.83      5.75
   KHI          9737    32039      0.00      6.10               0.12      0.00     1.83     27.96     25.56
   KHI          9737    32040      6.10      8.30               0.16      0.00     5.11     24.84     20.28
   KHI          9737    32041      8.30     11.10               0.19      0.00    35.14     35.50     17.23
   KHI          9737    32042     11.10     15.60               0.29      0.00    32.87     35.48     18.06
   KHI          9737    32043     15.60     18.30               0.17      0.00    27.33     33.98     18.89
   KHI          9737    32044     18.30     19.80               0.36      0.00    23.00     28.65     16.39
   KHI          9737    32045     19.80     21.80               0.09      0.00    14.01     10.98      4.58
   KHI          9737    32046     21.80     26.30               0.05      0.00     5.80      5.76      3.20
   KHI          9736    33477      3.10      5.50     0.05      0.33      2.21    16.19     20.51     11.64
   KHI          9736    33478      6.30      6.60     0.03      3.83      0.00    10.96     22.07     15.09
   KHI          9736    33479      8.00      9.60     0.01      0.97      0.51    20.05     17.14      6.90
   KHI          9736    33480     16.00     16.90     0.01      0.17      0.34    24.10     20.34      8.35
   KHI          9736    33481     17.60     18.60     0.00      0.45      0.00     7.91      6.41      3.02


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9736    33482     25.90     29.50     0.04      0.16      0.17    44.19     27.52      5.92
   KHI          9736    33483     29.50     35.10     0.16      0.17      3.20    26.12     22.32     11.05
   KHI          9736    33484     35.90     36.20     0.00      0.13      8.15    27.69     25.57     10.24
   KHI          9736    33485     39.70     42.60     0.05      1.27      7.83    21.39     25.05     13.90
   KHI          9736    33486     42.60     44.20     0.00      8.43      2.01     7.91     14.85     10.83
   KHI          9736    33487     54.30     54.80     0.04      0.12      0.95    11.29     21.71     15.57
   KHI          9736    33488     57.60     59.10     0.03      0.97      0.54     5.88     14.70     11.31
   KHI          9736    33489     66.10     67.00     0.00      1.25      0.14     5.00      7.44      5.39
   KHI          9736    33490     67.00     71.80     0.00      1.06      0.00     3.23      5.63      4.36
   KHI          9736    33491     71.80     77.80     0.00      2.93      0.00     1.10      3.74      3.45
   KHI          9736    33492     77.80     83.20     0.00      2.93      0.00     1.10      3.62      3.29
   KHI          9736    33493     83.20     85.00     0.03      5.13      0.00    14.64     15.70      8.80
   KHI          9736    33494     85.00     88.20     0.12      0.95      0.00    11.98      9.12      3.88
   KHI          9736    33495     88.20     90.60     0.00      0.75      0.00     0.53      1.23      1.67
   KHI          9736    33496     90.60     93.40     0.00      2.13      0.00     1.10      3.25      3.07
   KHI          9736    33497     95.10     96.60     0.04     16.89      0.31     3.48      9.11      8.19
   KHI          9736    33498     96.60     97.70     0.05      1.55      0.00    23.32     22.76     11.21
   KHI          9736    33499     97.70    101.30     0.00      2.68      0.00     1.43      3.38      3.83
   KHI          9736    33500    101.30    102.10     0.00     30.88      0.00     9.05     21.20     16.00
   KHI          9736    33501    102.10    108.30     0.00      4.26      0.00     1.21      5.17      5.44
   KHI          9736    33502    108.30    111.90     0.12      3.98      0.00    15.22     14.20      6.63
   KHI          9736    33503    111.90    115.20     0.47     13.29      0.00     3.09     15.19     14.39
   KHI          9736    33504    115.20    119.40     0.00      3.63      0.00     3.91     13.52     11.03
   KHI          9736    33505    119.40    123.90     0.04      3.34      0.00     1.32      5.25      4.63
   KHI          9736    33506    123.90    125.50     0.00      2.39      0.00     3.80      5.89      4.36
   KHI          9736    33507    125.50    128.20     0.00      4.37      0.00     5.81      8.04      5.93
   KHI          9736    33508    128.20    132.10     0.00      3.61      0.00     0.31      4.42      6.09
   KHI          9736    33509    132.10    134.70     0.08      3.49      0.00     0.19      4.20      5.66
   KHI          9736    33510    144.40    146.60     1.02      1.68      0.07     0.31      2.35      4.33
   KHI          9735      655      6.00      6.50     1.36      0.29      0.04     1.51     17.86     16.93
   KHI          9735      656      6.50      9.30     0.35      0.21      0.03    16.70     34.83     25.47
   KHI          9735      657      9.30     12.40     0.35      0.25      0.02    28.31     27.26     14.37
   KHI          9735      658     12.40     15.90     1.57      2.01      0.07     4.57      7.51      5.82
   KHI          9735      659     15.90     18.10     0.19      0.44      0.04    24.88     35.23     21.37
   KHI          9735      660     18.10     21.60     0.19      0.51      0.04    41.71     20.95      2.69
   KHI          9735      661     21.60     22.60     0.38      0.45      0.07     4.16      6.38      5.05
   KHI          9735      662     32.30     33.10     0.67      0.50      0.03     1.87     26.33     23.68


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9735      663     47.80     48.70     0.76      1.39      1.72    23.40     23.65     11.66
   KHI          9735      664     48.70     49.20     0.40      0.74      0.32     6.88      7.42      4.78
   KHI          9735      665     49.20     49.90     0.47      1.89      0.81    27.43     28.73     15.34
   KHI          9735      666     49.90     55.30     0.23      0.50      0.23    11.20     11.67      7.00
   KHI          9735      667     55.30     57.90     0.17      0.61      0.04     1.77      6.03      5.40
   KHI          9734    31042      9.00     10.50     0.03      1.12      0.00    13.32      9.54      3.55
   KHI          9734    31043     10.50     11.40     0.03      0.25      3.86    32.00     22.52      6.55
   KHI          9734    31044     11.40     13.60     0.03      0.08      0.00     7.67      5.43      2.59
   KHI          9734    31045     15.50     15.90     0.04      0.07      0.00    38.37     26.78      5.73
   KHI          9734    31046     15.90     19.20     0.04      0.11      0.00    12.25      8.12      2.18
   KHI          9734    31047     19.20     20.10     0.05      0.17      0.00    28.95     22.05      7.51
   KHI          9734    31048     20.10     21.70     0.01      0.15      0.00     7.01      4.65      2.05
   KHI          9734    31049     21.70     23.30     0.10      0.18      0.00    35.54     26.98      9.14
   KHI          9734    31050     36.10     36.50     0.02      0.12      0.00    39.27     20.12      1.77
   KHI          9734    31051     41.60     42.60     0.02      0.00      0.00     5.89      5.08      2.73
   KHI          9734    31052     42.60     46.00     0.08      0.13      0.38    38.57     26.17      7.10
   KHI          9734    31053     46.00     49.50     0.03      0.05      0.21     6.31      5.70      3.00
   KHI          9734    31054     49.50     50.10     0.07      0.10      5.67    29.48     28.75     14.06
   KHI          9734    31055     50.10     52.10     0.05      0.04      0.34     8.53     10.83      6.69
   KHI          9734    31056     74.40     76.50     0.03      1.00      0.00     2.04      2.36      2.05
   KHI          9734    31057     76.50     77.30     0.08      5.13      0.00    30.20     20.60      6.28
   KHI          9734    31058     77.30     80.40     0.11      1.52      0.00     2.54      2.88      2.32
   KHI          9734    31059     80.40     84.20     0.10      7.53      0.00     4.57     10.01      7.64
   KHI          9734    31060     84.20     86.00     0.02      0.43      0.00     1.19      1.35      2.46
   KHI          9734    31061     86.00     89.40     0.14      4.44      0.00    13.27     11.42      5.05
   KHI          9734    31062     89.40     91.20     0.03      0.47      0.00     0.34      0.58      1.77
   KHI          9734    31063     91.20     94.70     0.04      4.37      0.00     0.44      4.72      4.91
   KHI          9734    31064     94.70     98.40     0.02      0.65      0.00     0.44      1.20      3.72
   KHI          9733    35465      6.80     10.30     0.25      0.26      0.02    16.14     31.71     22.04
   KHI          9733    35466     10.30     12.90     0.23      0.28      0.05    20.60     29.05     18.16
   KHI          9733    35467     12.90     14.40     0.11      0.11      0.01     9.84     17.06     11.44
   KHI          9733    35468     38.40     39.10     0.08      0.07      0.02     4.96      7.38      4.76
   KHI          9733    35469     39.10     41.30     0.34      0.35      1.43    25.01     38.10     23.40
   KHI          9733    35470     41.30     45.20     0.22      0.47      0.03     7.62      6.81      5.25
   KHI          9733    35471     50.30     54.40     0.23      0.73      0.02     7.22     11.28      8.32
   KHI          9732    33596      5.10      7.00     0.01      0.06      0.05    30.82     17.27      3.28
   KHI          9732    33597      7.50      9.00     0.02      0.14      0.02    19.04     10.78      3.01


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9732    33598     10.00     13.80     0.16      0.09      0.02     9.80      5.88      2.08
   KHI          9732    33599     13.80     17.00     0.06      0.27      0.00    20.90     11.57      2.35
   KHI          9732    33600     18.80     23.60     0.02      0.11      0.21    17.91     10.72      2.45
   KHI          9732    33601     27.40     28.50     0.03      0.07      0.68    17.32     10.65      2.41
   KHI          9732    33602     28.50     32.00     0.01      0.12      0.24    10.44      6.92      2.24
   KHI          9732    33603     32.00     35.50     0.07      0.13      1.16    28.62     17.56      3.55
   KHI          9732    33604     35.50     38.80     0.04      0.03      0.59    31.67     19.95      4.59
   KHI          9732    33605     38.80     43.00     0.03      0.05      0.80    25.50     16.61      4.43
   KHI          9732    33606     43.00     47.80     0.03      0.09      0.71    20.55     12.66      2.90
   KHI          9732    33607     47.80     50.50     0.00      0.08      4.35    15.03     10.58      3.23
   KHI          9732    33608     50.50     52.30     0.01      0.23     13.07    33.89     26.79      7.60
   KHI          9732    33609     52.30     57.40     0.00      0.27      8.05    24.88     18.07      4.87
   KHI          9732    33610     57.40     60.30     0.00      0.10      0.61     7.39      4.61      1.15
   KHI          9732    33611     60.30     61.50     0.00      0.06      2.00    35.05     21.12      3.66
   KHI          9732    33612     61.50     64.50     0.03      0.11      0.09     7.17      5.02      2.13
   KHI          9732    33613     64.50     67.30     0.00      0.06      0.09    12.90     10.84      3.17
   KHI          9732    33614     68.80     71.90     0.04      0.25      3.36    30.72     18.83      3.83
   KHI          9732    33615     71.90     73.20     0.00      0.06      0.07     5.94      4.53      2.08
   KHI          9732    33616     73.20     75.90     0.01      0.07      1.19    17.65     12.78      4.43
   KHI          9732    33617     77.60     79.50     0.02      0.14      0.24    21.52     14.04      3.55
   KHI          9732    33618     80.40     82.00     0.33      0.14      0.54    18.35     12.35      3.99
   KHI          9732    33619     82.00     84.00     0.14      0.23      2.92    45.68     29.07      6.62
   KHI          9732    33620     84.00     89.70     0.07      0.14      0.44    19.39     13.01      3.77
   KHI          9732    33621     90.60     91.50     0.07      0.10      0.07    16.72     11.04      2.90
   KHI          9732    33622     93.40     95.90     0.35      0.12      0.03     8.86      6.99      2.79
   KHI          9732    33623     97.30     98.40     0.17      0.14      0.17     8.76      6.85      2.68
   KHI          9732    33624    129.10    134.00     0.02      2.34      0.00     1.02      3.53      3.17
   KHI          9732    33625    134.00    136.50     0.03      1.62      0.00     8.96      6.30      2.30
   KHI          9732    33626    136.50    139.60     0.04      1.27      0.00    10.48      6.25      1.70
   KHI          9732    33627    139.60    140.90     0.01      1.07      0.00     4.02      3.21      1.70
   KHI          9732    33628    140.90    144.00     0.01      2.91      0.00     2.39      4.20      3.12
   KHI          9732    33629    144.00    148.80     0.04      1.84      0.58    18.25     12.46      3.94
   KHI          9732    33630    148.80    152.50     0.01      3.33      0.00     0.92      3.99      3.61
   KHI          9732    33631    152.50    154.70     0.02      1.39      0.61     0.81      1.83      1.59
   KHI          9732    33632    154.70    156.30     0.04     19.89      2.24     4.79     12.82      7.71
   KHI          9732    33633    156.30    157.30     0.04      4.90      0.37     2.70      5.03      3.12
   KHI          9732    33634    157.30    158.80     0.04     10.42      0.00    12.36     10.43      3.50


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9732    33635    158.80    161.00     0.09     10.26      0.00    10.68     11.89      5.47
   KHI          9732    33636    161.00    162.50     0.02      1.59      0.00     0.20      0.94      0.93
   KHI          9732    33637    162.50    164.50     0.04      1.42      0.00     1.13      2.00      1.64
   KHI          9732    33638    164.50    165.70     0.09      2.82      0.00     0.71      3.58      3.71
   KHI          9732    33639    165.70    167.20     0.01      0.59      0.00     0.73      0.67      0.98
   KHI          9732    33640    167.20    168.60     0.00      1.13      0.00     1.13      1.30      1.42
   KHI          9732    33641    168.60    171.60     0.01      4.51      0.00     0.31      4.81      4.26
   KHI          9732    33642    171.60    174.40     0.02      4.27      0.00     0.09      4.45      4.04
   KHI          9732    33643    174.40    175.40     0.10     11.38      0.00     0.50      4.65      3.28
   KHI          9732    33644    175.40    177.90     0.06      5.40      0.00     0.28      4.16      3.60
   KHI          9732    33645    177.90    178.30     0.02      0.48      0.00     0.50      0.45      0.76
   KHI          9732    33646    178.30    183.10     0.08      7.27      0.00     0.60      7.53      6.78
   KHI          9732    33647    183.10    185.40     0.04      2.20      0.00     0.41      2.47      2.40
   KHI          9732    33648    185.40    186.30     0.08     15.07      0.00     7.60     14.35      7.76
   KHI          9732    33649    186.30    189.80     0.05      5.56      0.00    11.28     12.50      6.67
   KHI          9732    33650    189.80    193.00     0.07     19.93      0.00     5.84     24.33     20.55
   KHI          9732    33651    193.00    194.50     0.11      2.73      0.00     0.71      3.07      4.48
   KHI          9732    33652    194.50    197.50     0.11      3.18      0.00     0.39      3.45      4.59
   KHI          9731      650     29.80     31.70     0.12      1.96      0.02    17.13     12.37      5.10
   KHI          9730    30991      5.70      7.30     0.02      0.08      0.00     8.57      5.00      1.64
   KHI          9730    30992      7.30      8.90     0.07      1.33      0.34    19.26     12.94      3.28
   KHI          9730    30993      8.90     13.80     0.04      0.00      0.00     5.71      3.66      1.64
   KHI          9730    30994     16.10     17.90     0.07      0.12      0.00    12.80      7.45      1.36
   KHI          9730    30995     17.90     18.60     0.08      0.14      0.38    29.38     18.93      4.64
   KHI          9730    30996     18.60     22.50     0.03      0.00      1.29     6.81      5.34      2.18
   KHI          9730    30997     22.50     23.00     0.07      0.12      8.32    24.11     22.01      6.01
   KHI          9730    30998     23.00     26.00     0.04      0.16      1.29     3.37      3.72      1.64
   KHI          9730    30999     26.00     30.30     0.08      0.11      5.80    23.31     21.00      9.01
   KHI          9730    31000     30.30     32.40     0.05      0.96      0.28    25.33     14.93      3.28
   KHI          9730    31001     32.40     36.60     0.06      0.00      2.59    35.69     26.16      7.10
   KHI          9730    31002     36.60     41.30     0.06      0.10      6.49    38.57     31.33     10.10
   KHI          9730    31003     41.30     46.50     0.11      0.09      3.95    29.65     23.22      8.73
   KHI          9730    31004     46.50     50.80     0.03      0.00      0.00    10.85      6.40      1.36
   KHI          9730    31005     50.80     51.90     0.07      1.52      0.00    32.50     18.80      3.28
   KHI          9730    31006     51.90     53.80     0.03      0.91      0.00    10.17      7.00      2.05
   KHI          9730    31007     53.80     55.20     0.04      0.91      0.00    40.59     23.94      3.96
   KHI          9730    31008     55.20     58.20     0.02      0.40      0.00     9.03      5.86      2.18


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9730    31009     58.20     60.20     0.05      0.21      0.21    31.20     22.02      7.10
   KHI          9730    31010     60.20     63.30     0.07      0.39      0.00     3.68      3.33      2.18
   KHI          9730    31011     63.30     65.30     0.03      0.06      0.67    10.44      8.36      3.82
   KHI          9730    31012     65.30     68.50     0.02      0.18      0.00     1.54      3.00      2.59
   KHI          9730    31013     68.50     69.80     0.12      9.24      0.28    12.68     18.04     11.74
   KHI          9730    31014     69.80     71.40     0.02      3.07      0.00     1.94      4.05      3.41
   KHI          9730    31015     71.40     73.50     0.16      9.77      2.08    15.00     18.20     10.37
   KHI          9730    31016     73.50     77.20     0.03      2.67      0.00     1.44      5.78      3.68
   KHI          9730    31017     77.20     79.90     0.02      3.89      0.00     2.24      5.11      4.23
   KHI          9730    31018     79.90     83.80     0.02      2.19      0.18     2.84      4.09      3.28
   KHI          9730    31019     83.80     88.90     0.04      0.69      0.00     1.74      2.50      2.32
   KHI          9730    31020     88.90     92.40     0.03      0.91      0.00     8.22      7.03      3.28
   KHI          9730    31021     92.40    100.90     0.02      0.52      0.00     0.24      2.02      3.00
   KHI          9729      213      1.40      4.40     1.44      0.44      1.04     3.49     31.54     33.12
   KHI          9729      214      4.40      8.80     0.78      0.49      0.03     0.90     28.48     28.56
   KHI          9729      215     20.00     21.10     0.31      2.40      0.02     8.96     11.27      9.37
   KHI          9728    33575      2.60      5.60     0.00      3.44      0.92    16.91     12.79      4.27
   KHI          9728    33576      6.40     10.40     0.04      0.65      0.00    16.05     10.16      2.62
   KHI          9728    33577     16.10     20.50     0.04      0.14      1.70    10.56      8.50      3.55
   KHI          9728    33578     20.50     24.50     0.03      0.34      6.26    22.40     17.73      6.18
   KHI          9728    33579     24.50     28.20     0.04      0.19      4.05    21.66     16.97      6.34
   KHI          9728    33580     28.20     33.30     0.24      0.69      5.21    41.02     25.98      4.43
   KHI          9728    33581     33.30     38.20     0.07      0.38      1.53    40.80     24.72      4.48
   KHI          9728    33582     38.20     40.50     0.05      0.66      1.63    16.46     10.34      2.90
   KHI          9728    33583     40.50     42.00     0.05      2.88      1.97     7.07      8.30      4.54
   KHI          9728    33584     42.00     43.90     0.07      9.12      6.09    20.61     20.90      9.08
   KHI          9728    33585     43.90     46.10     0.04      6.62      2.29    23.23     18.35      6.40
   KHI          9728    33586     46.10     47.40     0.00      2.13      0.26     4.01      4.11      2.46
   KHI          9728    33587     47.40     51.00     0.03      2.42      0.14    16.50     10.63      3.99
   KHI          9728    33588     51.00     52.10     0.08      1.52      0.92    40.76     24.12      4.37
   KHI          9728    33589     52.10     57.50     0.05      0.85      0.21    10.10      6.30      2.52
   KHI          9728    33590     57.50     59.60     0.04      0.67      0.05     2.49      2.12      2.02
   KHI          9728    33591     63.10     68.40     0.04      3.23      0.19    23.90     16.00      4.98
   KHI          9728    33592     68.40     72.20     0.00      0.64      0.17     2.08      2.70      3.17
   KHI          9728    33593     72.20     75.20     0.00      0.27      0.05     0.92      2.98      3.28
   KHI          9728    33594     75.20     76.30     0.00      2.71      0.17     1.44      4.13      4.48
   KHI          9728    33595     76.30     79.30     0.00      1.14      0.00     0.71      2.85      3.28


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9727    30700     83.10     83.70     0.08      0.24      7.23    24.30     20.57      7.54
   KHI          9727    30701     95.30     98.00     0.01      0.09      0.00    20.21     14.37      4.10
   KHI          9727    30702     98.00    104.30     0.03      0.47      0.00     4.52      6.96      4.63
   KHI          9727    30703    122.00    122.90     0.04      0.35      0.00    34.09     26.76      9.66
   KHI          9727    30704    125.60    128.30     0.01      2.70      0.00     0.48      2.85      3.31
   KHI          9727    30705    128.30    132.90     0.10      5.78      1.45    14.49     13.65      6.75
   KHI          9727    30706    132.90    138.30     0.05      2.63      0.00     1.48      3.33      3.04
   KHI          9727    30707    138.30    141.50     0.02      0.62      0.00     1.90      1.62      2.51
   KHI          9727    30708    141.50    145.00     0.01      2.82      0.00     0.23      3.02      3.31
   KHI          9727    30709    145.00    151.00     0.18     13.91      3.36    22.61     26.23     13.36
   KHI          9727    30710    151.00    157.30     0.06      7.84      0.48     3.72      6.91      4.43
   KHI          9727    30711    157.30    162.80     0.10     11.21      2.46    26.15     25.06     11.08
   KHI          9727    30712    162.80    169.50     0.01      2.25      0.00     1.53      3.20      2.78
   KHI          9727    30713    169.50    176.00     0.01      3.29      0.00     0.38      3.40      3.97
   KHI          9727    30714    176.00    187.50     0.01      3.10      0.00     0.38      3.22      3.97
   KHI          9727    30715    187.50    198.70     0.03      1.07      0.00     0.43      0.81      1.98
   KHI          9727    30716    198.70    205.40     0.05      4.57      0.00     0.28      3.13      3.04
   KHI          9727    30717    205.40    210.30     0.12      6.21      0.00     0.90      8.57      5.69
   KHI          9727    30718    210.30    217.30     0.44     49.62      0.00     0.90     20.28      8.86
   KHI          9727    30719    217.30    221.30     0.46     11.76      0.00     0.48      6.28      3.84
   KHI          9727    30720    221.30    225.00     0.03      4.95      0.00     0.38      2.67      2.12
   KHI          9727    30721    225.00    228.90     0.13      2.96      0.00     0.59      1.65      1.45
   KHI          9727    30722    228.90    234.80     0.40     20.41      0.00     0.69     17.02     13.76
   KHI          9727    30723    234.80    240.70     0.07      3.40      0.00     0.17      3.46      4.10
   KHI          9726    35651      5.90      7.40     2.76      0.21      0.04     0.33     20.16     19.49
   KHI          9726    35652     13.50     18.10     0.69      0.19      0.03     0.60     18.28     17.22
   KHI          9726    35653     18.10     22.50     0.72      0.23      0.03     0.22     14.17     14.13
   KHI          9726    35654     28.30     28.80     0.53      0.66      0.05     0.23     31.13     31.49
   KHI          9725    30734     34.40     38.30     0.02      0.04      0.46     8.79      6.94      3.46
   KHI          9725    30735     38.30     39.50     0.05      0.12      0.00    47.81     26.09      3.88
   KHI          9725    30736     55.30     58.50     0.06      0.12      0.00    34.94     27.52     10.11
   KHI          9725    30737     61.30     65.40     0.02      0.60      0.36    55.80     25.44      3.05
   KHI          9725    30738     84.10     89.00     0.06      0.15      5.95    34.77     27.48      9.69
   KHI          9725    30739     89.00     94.40     0.05      0.24      4.96    30.51     26.33     10.80
   KHI          9725    30740     94.40     98.30     0.04      0.22      0.00     7.62      5.39      5.40
   KHI          9725    30741     98.30    104.50     0.07      0.08      2.06    39.33     27.05      7.75
   KHI          9725    30742    104.50    109.40     0.11      0.11      8.14    43.96     30.22      7.48


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9725    30743    109.40    114.60     0.13      0.03      3.97    40.23     32.29     12.18
   KHI          9725    30744    114.60    119.60     0.14      0.14      2.00    32.22     34.19     17.72
   KHI          9724             103.30    106.00     0.04      0.06      0.00     8.63      3.86      2.51
   KHI          9724             106.00    108.50     0.02      0.05      0.00    13.52      8.17      3.04
   KHI          9724             108.50    110.10     0.02      0.58      0.00     0.61      0.90      1.72
   KHI          9724             110.10    113.70     0.04      0.12      0.38    18.85     10.74      2.51
   KHI          9724             113.70    115.40     0.01      0.01      0.00     1.42      0.85      0.93
   KHI          9724             115.40    115.90     0.02      0.18      0.00    37.30     22.51      4.89
   KHI          9724             115.90    121.80     0.01      0.02      0.00     4.22      2.75      1.45
   KHI          9724             121.80    130.00     0.01      1.35      0.00    15.00      9.24      2.50
   KHI          9724             130.00    143.30     0.09      6.34      1.24    39.18     26.58      6.92
   KHI          9724             143.30    150.90     0.03      2.49      0.00    19.45     11.84      3.72
   KHI          9724             150.90    154.20     0.01      0.90      0.00     2.05      2.03      1.59
   KHI          9724             154.20    163.70     0.02      2.23      0.08     9.37      7.23      2.94
   KHI          9724             163.70    171.80     0.14      8.17      0.44    32.54     25.04      9.04
   KHI          9724             171.80    181.60     0.01      0.36      0.00     0.46      2.21      4.10
   KHI          9723    31038     43.50     44.90     0.05      0.16      0.00    29.60     19.25      5.46
   KHI          9723    31039     44.90     46.80     0.78      3.58      0.00    10.25     32.16     25.25
   KHI          9723    31040     48.80     51.00     0.26      0.50      0.00    33.42     32.93     15.97
   KHI          9723    31041     51.00     51.50     0.27      0.00      0.00     2.84     42.82     36.99
   KHI          9722    31065     34.70     36.30     0.05      0.16      0.00    35.24     24.63      7.78
   KHI          9722    31066     36.30     40.40     0.03      0.06      0.00     8.60      7.37      3.41
   KHI          9722    31067     40.40     42.80     0.06      0.05      0.00    37.41     29.52     11.46
   KHI          9722    31068     42.80     44.00     0.03      0.05      0.00     4.59      5.03      3.41
   KHI          9722    31069     44.00     49.60     0.03      0.15      0.67    29.38     27.63     12.56
   KHI          9722    31070     49.60     53.40     0.03      0.12      0.00     9.63      8.27      4.78
   KHI          9722    31071     53.40     58.20     0.25      0.23      0.28    39.79     29.97     10.37
   KHI          9721    33465     76.90     78.80     0.08      0.33      0.00    12.84     14.89      8.14
   KHI          9721    33466     81.90     85.50     0.12      0.07      0.00    20.46     21.83     11.83
   KHI          9721    33467     85.50     86.80     0.02      0.03      0.00     5.01      4.58      3.54
   KHI          9721    33468     86.80     89.50     0.05      0.03      0.00    20.58     12.23      2.48
   KHI          9721    33469     89.50     94.60     0.08      0.05      0.00    35.00     31.53     13.60
   KHI          9721    33470     94.60     95.30     0.36      2.78      0.20    18.61     34.34     22.38
   KHI          9721    33471     95.30     99.00     0.08      0.13      0.00    38.45     25.91      8.22
   KHI          9721    33472     99.00    101.70     0.02      0.05      0.13    19.93     13.84      5.69
   KHI          9720    31573     75.50     78.50     0.21      1.96      0.00     0.58     24.16     22.71
   KHI          9720    31574     78.50     79.60     0.08      0.45      3.18    32.72     24.50      9.33


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9720    31575     79.60     80.80     0.15     10.07      0.00    16.21     28.90     20.34
   KHI          9720    31576     80.80     81.80     0.16      4.20      0.00     1.74     27.07     24.66
   KHI          9720    31577     81.80     82.30     0.00      0.54      0.00     0.48      3.69      5.29
   KHI          9720    31578     82.30     92.60     0.02      0.24      0.00     1.85      3.07      3.76
   KHI          9720    31579     92.60     95.90     0.00      0.84      0.00     0.05      2.59      4.32
   KHI          9720    31580     95.90     96.80     0.00      0.06      0.00     0.11      1.32      2.93
   KHI          9718    33451     11.20     14.60     0.13      0.11      0.00    42.41     26.50      6.74
   KHI          9718    33452     14.60     20.10     0.04      0.39      0.00    44.30     26.70      6.21
   KHI          9718    33453     20.10     24.50     0.01      0.09      0.00    40.37     22.97      4.63
   KHI          9718    33454     24.50     29.00     0.04      0.03      1.29    43.02     26.30      5.92
   KHI          9718    33455     29.00     33.50     0.20      0.18      0.88    40.19     26.25      7.33
   KHI          9718    33456     33.50     38.00     0.05      0.15      0.00    48.87     28.86      5.22
   KHI          9718    33457     38.00     42.50     0.06      0.14      1.90    39.32     27.28      7.50
   KHI          9718    33458     42.50     47.20     0.08      0.19      4.14    42.72     29.45      7.62
   KHI          9718    33459     47.20     50.20     0.16      0.21     10.59    42.03     31.57      8.79
   KHI          9718    33460     50.20     54.00     0.02      0.08      7.74    41.35     30.15      7.79
   KHI          9718    33461     54.00     55.80     0.00      0.03      2.87    13.90     10.67      4.75
   KHI          9718    33462     55.80     58.80     0.02      0.00      5.94    28.03     20.19      5.45
   KHI          9718    33463     58.80     63.70     0.05      0.12      6.45    26.28     24.98     11.13
   KHI          9718    33464     69.30     71.00     0.06      0.15      0.35    41.14     28.18      9.73
   KHI          9717    32197      0.00      6.30     0.07      0.10      0.00    52.15     28.13      4.29
   KHI          9717    32198      6.30     11.10     0.12      0.11      0.55    49.33     27.58      5.00
   KHI          9717    32199     11.10     15.80     0.07      0.17      6.00    39.29     26.12      7.14
   KHI          9717    32200     15.80     20.50     0.03      0.10      0.00    46.01     24.23      4.29
   KHI          9717    32201     20.50     24.10     0.03      0.03      1.11    28.76      8.89      4.05
   KHI          9716    32342     20.40     23.30     0.09      0.14      0.00    43.22     25.94      5.79
   KHI          9716    32343     27.00     27.50     0.05      0.08      0.00    54.98     30.15      3.70
   KHI          9716    32344     46.50     47.50     0.13      0.03      0.00    22.67     12.37      2.32
   KHI          9716    32345     47.50     52.10     0.07      0.12      0.87    49.55     28.57      5.09
   KHI          9716    32346     52.10     56.10     0.08      0.21      0.00    47.42     30.76      7.87
   KHI          9716    32347     56.10     60.30     0.05      0.07      3.90    46.09     25.42      5.56
   KHI          9716    32348     60.30     65.50     0.09      0.09      1.56    46.70     27.05      4.86
   KHI          9716    32349     65.50     68.50     0.06      0.09      0.87    45.16     27.95      5.79
   KHI          9716    32350     68.50     72.00     0.06      0.10      0.00    44.34     24.00      5.79
   KHI          9715    30931     34.40     38.40     0.00      0.00      0.00     0.24      0.79      0.96
   KHI          9715    30932     38.40     45.60     0.00      0.39      0.00     0.29      1.21      1.23
   KHI          9715    30933     45.60     50.60     0.00      0.70      0.00     0.19      1.36      1.23


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9715    30934     50.60     52.00     0.13     29.57      0.00     0.89     21.19     15.70
   KHI          9715    30935     52.00     52.70     0.05     27.56      0.00    24.66     24.57      5.87
   KHI          9715    30936     52.70     54.20     0.26     17.17      0.93     2.09     18.18     14.88
   KHI          9715    30937     54.20     55.00     0.03      0.80      0.00     1.24      1.83      0.96
   KHI          9715    30938     55.00     57.30     0.08      8.48      0.69    33.57     26.14      8.33
   KHI          9715    30939     57.30     61.30     0.05      7.23      0.00    31.73     24.09      7.64
   KHI          9715    30940     61.30     65.60     0.05      5.89      0.00    31.20     22.61      6.55
   KHI          9715    30941     65.60     66.60     0.03      1.41      0.00     2.66      3.44      2.32
   KHI          9715    30942     66.60     71.00     0.04      9.12      2.76    26.17     24.14      9.69
   KHI          9715    30943     71.00     72.60     0.03      1.85      0.00     0.64      2.69      2.05
   KHI          9715    30944     72.60     77.00     0.05     12.72      5.30    25.71     27.55     12.42
   KHI          9715    30945     77.00     80.40     0.09     11.24      4.75    26.43     26.69     11.05
   KHI          9715    30961    133.50    138.00     0.36     16.09      0.00     6.11     20.26     16.51
   KHI          9715    30962    138.00    139.80     0.02      1.45      0.00     0.44      3.57      3.96
   KHI          9715    30963    139.80    145.10     0.03      4.71      0.00     0.74      5.42      6.69
   KHI          9715    30964    145.10    148.10     0.03      7.80      0.00     1.54      9.02      7.78
   KHI          9715    30965    148.10    150.60     0.00     10.32      0.00     0.79     10.23     11.74
   KHI          9715    30966    150.60    154.30     0.00      6.18      0.00     0.49      7.52      8.46
   KHI          9715    30967    154.30    156.10     0.02      2.55      0.00     0.64      4.76      7.51
   KHI          9715    30968    156.10    161.80     0.04      1.18      0.00     0.94      9.08     11.87
   KHI          9715    30969    161.80    165.50     0.09      9.31      0.00     1.24     30.59     27.43
   KHI          9715    30970    165.50    168.30     0.04      4.62      0.00     0.94     28.63     27.43
   KHI          9715    30971    168.30    170.80     0.11      8.20      0.00     1.64     36.13     31.53
   KHI          9715    30972    170.80    174.50     0.02      0.50      0.00     0.54      7.97      9.69
   KHI          9715    30973    174.50    178.30     0.02      0.47      0.00     0.54      3.03      6.14
   KHI          9715    30974    178.30    181.30     0.05      0.65      0.00     0.44      1.93      5.05
   KHI          9714    31191      9.00      9.80     0.27      2.30      0.00    13.79     34.49     29.48
   KHI          9714    31192      9.80     14.90     0.12      0.42      0.00    47.67     28.60      8.73
   KHI          9714    31193     14.90     18.70     0.06      0.12      0.00    47.08     28.49      6.82
   KHI          9714    31194     18.70     22.70     0.07      0.23      0.00    48.40     29.42      6.96
   KHI          9714    31195     22.70     27.30     0.06      0.11      0.00    50.45     31.99      7.92
   KHI          9714    31196     27.30     32.20     0.07      0.21      0.00    48.92     29.04      6.01
   KHI          9714    31197     32.20     33.50     0.04      0.19      0.00     3.97      2.56      1.64
   KHI          9714    31198     33.50     35.10     0.39      3.83      0.00    31.73     24.35     10.37
   KHI          9714    31199     35.10     37.80     0.04      0.28      0.00     4.78      5.66      4.91
   KHI          9714    31200     37.80     39.90     0.26      0.46      0.00    27.89     33.23      9.28
   KHI          9714    31201     39.90     41.50     0.33      4.97      0.00    32.07     35.80     17.74


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9714    31202     41.50     44.50     0.18      0.44      6.33    34.58     24.05      6.14
   KHI          9714    31203     44.50     47.40     0.07      0.29      0.41     8.50      6.46      2.59
   KHI          9714    31204     47.40     49.50     0.08      0.33      0.00    25.64     23.30     10.37
   KHI          9714    31205     53.60     57.90     0.07      0.04      0.00     7.82      8.10      4.91
   KHI          9714    31206     57.90     59.00     1.55      3.62      0.21     6.34      8.56      6.01
   KHI          9714    31207     59.00     61.70     0.51      2.15      0.00     2.44      3.32      3.14
   KHI          9713    31319      0.00      5.80     0.07      0.24      0.74    45.19     25.91      4.45
   KHI          9713    31320      5.80      8.20     0.02      0.38      0.22    18.09      4.53      2.50
   KHI          9712    31337      0.00      2.00     0.01      0.19      0.36    47.66     25.71      3.33
   KHI          9712    31338      8.90     11.50     0.07      0.15      4.42    34.23     25.84      8.89
   KHI          9711    37991     60.80     65.10     0.09      0.46      0.13     4.46      4.57      5.25
   KHI          9711    37992     65.10     67.70     4.50      3.40      0.06     0.18      9.40      9.94
   KHI          9711    37993     67.70     71.90     2.33     11.66      0.44     8.37     18.88     14.18
   KHI          9711    37994     71.90     76.20     0.40      5.66      0.71    34.33     23.92      8.29
   KHI          9711    37995     76.20     81.80     0.37      5.06      0.22    31.15     25.29     10.72
   KHI          9711    37996     81.80     84.50     0.73      0.79      0.52    32.01     25.39     10.27
   KHI          9711    37997     84.50     90.30     0.72      3.91      0.05     0.27     39.22     36.34
   KHI          9711    37998     90.30     95.70     0.27      2.24      0.02     0.15     24.68     22.96
   KHI          9711    37999     95.70     97.50     0.24      3.79      0.02     0.18     28.65     26.86
   KHI          9711    38000     97.50     98.80     0.91     11.12      0.02     0.23     20.09     18.97
   KHI          9711    38001     98.80    101.10     0.08      1.71      0.01     0.05      2.38      3.35
   KHI          9711    38002    101.10    106.30     0.14      0.48      0.01     0.05      1.08      2.56
   KHI          9711    38003    106.30    109.40     0.19      2.20      0.01     0.06      9.79      9.34
   KHI          9711    38004    109.40    111.90     0.12      2.65      0.01     0.12     14.39     13.52
   KHI          9709    31329      0.00      3.30     0.14      0.18      3.22    48.46     22.16      5.00
   KHI          9709    31338     30.80     36.10     0.12      0.13      2.77    39.81     25.54      6.67
   KHI          9709    31330     36.10     40.60     0.09      0.20      4.15    43.42     29.32      7.40
   KHI          9709    31331     40.60     44.80     0.17      0.18      5.14    39.81     33.16     11.95
   KHI          9709    31332     44.80     48.70     0.05      0.09      0.33    47.18     29.80      6.39
   KHI          9709    31333     48.70     51.30     0.16      0.14      2.77    52.23     32.60      6.67
   KHI          9709    31334     51.30     54.40     0.08      0.33      8.69    43.26     31.34      8.61
   KHI          9709    31335     54.40     55.20     0.04      0.54      4.66    17.67      8.56      4.17
   KHI          9709    31336     59.90     60.70     0.33      0.35      3.18    16.72     12.41      5.56
   KHI          9707              27.20     31.60     0.06      0.39      2.36    40.71      9.64     10.28
   KHI          9707              31.60     34.60     0.10      0.21      9.10    34.66     29.02     11.39
   KHI          9707              34.60     36.00     0.17      0.49      9.51    33.01      6.65      9.44
   KHI          9707              37.10     39.00     0.04      0.80      2.74    36.30      6.87      9.17


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9707              39.00     45.30     0.10      0.33      0.97    38.65     23.86      7.85
   KHI          9707              51.20     53.60     0.12      0.96      1.81    25.16     14.61      6.67
   KHI          9707              53.60     56.70     0.11      3.51      2.08    11.46     13.76     15.00
   KHI          9706    32195     62.60     66.70     0.06      0.18      0.00    41.71     33.58     12.91
   KHI          9706    32196     66.70     72.00     0.36      0.42      0.00     8.29     39.49     32.27
   KHI          9705    31358     36.00     43.40     0.07      0.40      1.19    43.89     25.66     11.11
   KHI          9705    31359     43.40     47.90     0.17      0.25      5.07    43.63     33.28     11.11
   KHI          9705    31360     47.90     52.20     0.12      0.16      7.96    36.83     34.46     15.28
   KHI          9705    31361     52.20     53.50     0.19      0.00      0.31    29.56     39.60     22.50
   KHI          9705    31362     53.50     55.10     0.06      0.04      0.00    35.24     25.42     10.57
   KHI          9704    31967     34.10     36.00     0.04      5.44      0.00     1.03      3.13     20.98
   KHI          9704    31968     40.40     45.80     0.10      0.92      0.00     1.41     34.23     33.40
   KHI          9704    31969     45.80     47.80     0.07      1.42      0.00     1.72      6.25     16.70
   KHI          9704    31970     47.80     48.20     0.00      0.34      3.42    31.06     24.31     11.04
   KHI          9704    31971     50.50     51.50     0.04      0.12      2.23    25.00     32.69     19.87
   KHI          9704    31972     51.50     57.00     0.06      1.20      0.00     1.62     15.31     23.46
   KHI          9703    36833     22.40     26.10     0.02      0.60      0.02     0.88      2.98      2.43
   KHI          9703    36834     29.60     34.80     0.02      0.89      0.02     0.18      1.21      1.32
   KHI          9703    36835     43.30     48.80     0.02      1.12      0.03     2.80      8.19      6.19
   KHI          9703    36836     48.80     51.80     0.02      1.82      0.63     9.16      9.85      4.94
   KHI          9703    36837     51.80     55.70     0.02      1.80      0.01     0.04      1.87      2.08
   KHI          9703    36838     55.70     58.70     0.02      0.80      0.25     3.76      4.39      2.73
   KHI          9703    36839     58.70     60.40     0.03      1.80      0.01     0.02      1.85      2.05
   KHI          9703    36840     60.40     62.10     0.02      0.81      0.01     0.04      0.72      0.91
   KHI          9703    36841     62.10     65.50     0.02      1.64      0.01     0.05      1.42      1.95
   KHI          9703    36842     65.50     67.10     0.02      0.64      0.01     0.19      1.04      1.48
   KHI          9703    36843     71.00     75.10     0.02      0.86      0.01     0.04      1.76      2.11
   KHI          9703    36844     75.10     79.10     0.02      0.32      0.25     4.68      7.82      5.25
   KHI          9702    31946     48.50     49.20     0.11      0.47      0.87    30.68     31.76     15.59
   KHI          9702    31947     49.20     50.80     0.09      0.39      0.00     5.51      5.36      3.73
   KHI          9702    31948     54.60     57.50     0.09      0.71      0.50     8.61      8.63      4.97
   KHI          9702    31949     64.70     69.80     0.17      0.27      0.00     4.66     14.55     12.01
   KHI          9701    32202    392.10    393.90     0.04      0.12      0.00     0.23      5.43      6.85
   KHI          9701    32203    393.90    397.30     0.09      3.97      0.00     0.64     10.39     12.20
   KHI          9701    32204    397.30    399.90     0.09      0.77      0.00     0.33      5.72      6.55
   KHI          9701    32205    399.90    405.40     0.06      0.99      0.00     0.13      5.25      5.65
   KHI          9701    32206    405.40    410.00     0.13      0.81      0.00     0.23      3.90      4.32


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9701    32207    410.00    414.30     0.06      0.24      0.00     0.18      0.73      1.34
   KHI          9701    32208    414.30    420.70     0.03      0.99      0.00     0.08      1.98      2.68
   KHI          9701    32209    420.70    423.80     0.23      0.42      0.00     0.13      6.67      6.85
   KHI          9700    35580     52.20     54.20     0.12      0.19      0.03     0.61      4.26      5.33
   KHI          9700    35581     54.20     55.30     0.66      2.14      0.24    13.45     20.11     14.05
   KHI          9700    35582     55.30     57.20     0.88      1.32      0.10    10.10     12.40      8.66
   KHI          9700    35583     57.20     58.90     0.86      2.87      0.02     8.15      9.71      6.95
   KHI          9700    35584     58.90     60.00     0.19      0.26      0.01     0.29      2.75      3.85
   KHI          9699      432     43.20     44.30     0.07      0.14      0.05     4.44      3.76      2.12
   KHI          9699      433     44.30     47.40     0.12      0.31      0.49    28.40     28.30     15.10
   KHI          9699      434     47.40     50.30     0.10      0.15      0.03     2.50      4.51      4.01
   KHI          9699      435     50.30     53.10     0.26      1.03      0.06     3.26     13.32     11.64
   KHI          9697    32258      2.00      2.30     0.10      0.30      0.00    54.23     28.06      2.52
   KHI          9697    32259      3.70      4.90     0.12      0.28      0.00    57.68     29.52      3.50
   KHI          9695    31960     46.30     49.10     0.16      0.30      0.00     3.07      7.03      5.52
   KHI          9695    31961     55.30     56.20     0.15      0.52      0.00     1.19      2.37      2.48
   KHI          9695    31962     56.20     57.60     0.28      2.18      0.00     0.71      8.95      8.00
   KHI          9695    31963     57.60     59.10     0.14      0.26      0.00     0.50      1.76      2.03
   KHI          9695    31964     59.10     63.90     0.11      1.08      0.00     3.65      6.94      5.90
   KHI          9695    31965     63.90     65.80     0.32      1.15      0.00     0.92     15.73     13.21
   KHI          9695    31966     65.80     66.60     0.12      0.21      0.00    19.30     18.76      9.90
   KHI          9694      941      3.40      3.80     0.18      1.47      0.02     1.83     10.42      9.66
   KHI          9693      498     48.70     51.70     0.22      1.16      0.02     3.80      9.23      7.55
   KHI          9693      499     51.70     54.20     0.14      3.23      0.05     3.23     10.07      9.70
   KHI          9693      500     54.20     56.10     0.67      1.14      0.04     0.96      6.70      8.25
   KHI          9693      501     56.10     58.60     0.55      0.65      0.04     7.98     17.97     15.20
   KHI          9692      255     57.80     59.60     0.32      7.33      0.03     0.68     18.59     18.64
   KHI          9692      256     62.80     69.30     0.06      1.27      0.02     0.63      3.75      4.50
   KHI          9692      257     69.30     72.70     0.12      1.84      0.04     5.73     12.87     10.38
   KHI          9692      258     72.70     77.20     0.04      1.04      0.03     4.85      8.22      6.45
   KHI          9692      259     77.20     79.90     0.05      1.21      0.02     1.64      6.49      6.36
   KHI          9691    36338     72.90     75.80     0.03      1.26      0.07     0.57      1.45      2.12
   KHI          9691    36339     75.80     79.50     0.03      2.32      0.02     0.50      1.06      2.16
   KHI          9691    36340     79.50     82.30     0.04      3.18      0.02     0.34      1.23      1.70
   KHI          9691    36341     82.30     86.20     0.03      2.99      0.03     0.64      1.19      2.69
   KHI          9691    36342     86.20     89.30     0.03      5.96      0.03     0.73      1.47      3.28
   KHI          9691    36343     89.30     92.30     0.02      2.94      0.02     0.96      1.91      2.70


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9691    36344     92.30     95.40     0.02      2.86      0.02     0.28      1.19      2.84
   KHI          9691    36345     95.40     99.40     0.02      2.75      0.02     0.27      1.34      2.72
   KHI          9691    36346     99.40    101.90     0.02      1.90      0.04     0.20      1.19      3.01
   KHI          9691    36347    101.90    104.40     0.02      2.58      0.02     0.30      2.37      3.79
   KHI          9691    36348    104.40    106.30     0.02      5.19      0.08     0.21      3.24      4.95
   KHI          9691    36349    106.30    107.80     0.02      2.22      0.05     0.94      2.29      4.64
   KHI          9690      951     51.60     54.90     0.10      4.54      0.08     1.45      2.25     10.77
   KHI          9690      439     56.60     60.40     0.02      0.76      0.06     2.70      2.29      5.96
   KHI          9688    32175     79.80     80.60     0.06      1.73      0.00     0.51      2.10      3.04
   KHI          9688    32176     80.60     85.30     0.01      2.61      0.00     1.54      4.05      4.42
   KHI          9688    32177     85.30     89.80     0.01      2.77      0.00     0.72      3.74      4.69
   KHI          9688    32178     89.80     92.70     0.05      2.38      0.00     0.51      3.34      4.14
   KHI          9688    32179     92.70     95.20     0.04      3.70      0.00     1.23      5.40      5.80
   KHI          9688    32180     95.20     95.80     0.04      2.59      0.00     0.41      3.51      4.28
   KHI          9688    32181     95.80     97.70     0.05      1.90      0.00     8.96      6.42      4.28
   KHI          9688    32182     97.70     98.60     0.02      0.24      0.00     2.38      1.08      1.38
   KHI          9688    32183     98.60    100.10     0.06      1.99      0.00     6.01      7.35      5.66
   KHI          9688    32184    100.10    106.50     0.16      1.20      0.00     1.85      4.50      4.14
   KHI          9687    32164     72.50     74.10     0.09      2.86      0.00     3.24      7.58      6.92
   KHI          9687    32165     74.10     76.40     0.04      5.36      0.00     4.14     10.15      8.16
   KHI          9687    32166     76.40     80.10     0.01      1.66      0.00     3.13      4.83      4.01
   KHI          9687    32167     80.10     82.10     0.02      1.38      0.00     2.51      2.97      2.90
   KHI          9687    32168     82.10     84.20     0.06      2.64      0.00     4.07      5.66      4.84
   KHI          9687    32169     84.20     85.00     0.06      3.18      0.00     6.48      7.97      6.37
   KHI          9687    32170     85.00     86.50     0.08      1.83      0.00     2.82      4.19      3.87
   KHI          9687    32171     86.50     87.50     0.01      1.32      0.00     2.61      5.33      5.39
   KHI          9687    32172     87.50     89.00     0.04      1.49      0.00     1.39      3.90      3.87
   KHI          9687    32173     89.00     90.00     0.02      1.99      0.00     3.34      6.71      5.95
   KHI          9687    32174     90.00     91.50     0.05      0.58      0.00     1.88      6.07      5.81
   KHI          9685      948     51.80     55.50     0.24      4.91      0.08     6.97      6.54     14.68
   KHI          9685      949     55.50     59.00     0.13      1.17      0.05    10.88      9.54      2.81
   KHI          9685      950     59.00     59.90     0.05      4.81      0.06     4.97      7.52     10.12
   KHI          9684    35947     53.10     53.80     0.09     10.37      0.07    11.64     16.33      7.68
   KHI          9682    32160     62.20     63.30     0.00      2.91      0.00     1.63      4.52     10.64
   KHI          9682    32161     69.80     71.30     0.01      2.58      0.00     0.98      3.50      4.97
   KHI          9682    32162     74.30     76.40     0.02      2.57      0.00     1.30      3.95      4.84
   KHI          9682    32163     76.40     80.80     0.02      1.15      0.00     3.26      7.12      6.36


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9681    32155     53.30     59.20     0.23     11.60      0.00    31.30     22.62      7.47
   KHI          9681    32156     59.20     63.80     0.24      6.46      0.00    36.95     26.13      9.13
   KHI          9681    32157     63.80     69.40     0.01     12.95      0.00    16.08     14.67      6.36
   KHI          9681    32158     69.40     75.50     0.02      5.48      0.00     8.58     12.17      7.75
   KHI          9681    32159     75.50     79.80     0.04      2.92      0.00     4.13     10.94      8.85
   KHI          9680      943     50.10     53.00     0.04      3.07      0.04     9.92      9.61      5.32
   KHI          9679    35942     45.40     47.80     0.02      3.29      0.04     6.15      9.22      7.44
   KHI          9678    36254     68.60     70.10     0.02      8.35      0.03     0.41      2.68      2.06
   KHI          9676      944     47.10     49.00     0.04      1.47      0.06     3.43     13.35     12.59
   KHI          9675      945     41.30     44.00     0.02      1.72      0.05    33.13     26.51     14.70
   KHI          9675      946     44.00     48.20     0.04      5.33      0.08     6.26     10.99     11.97
   KHI          9673    32141     47.00     47.80              15.10      0.00     8.48      8.59      7.88
   KHI          9673    32142     47.80     51.90              10.98      0.00    25.54     24.27     11.20
   KHI          9673    32143     51.90     53.00               3.71      0.00     7.07      6.65      5.95
   KHI          9672      930     44.50     46.90     0.09      4.47      1.15    13.74     12.56      7.14
   KHI          9672      931     46.90     47.20     0.13      1.79      0.12     1.16      3.54      3.50
   KHI          9671      955     41.00     42.90     0.06      7.81      0.37     3.23     12.33     35.40
   KHI          9670    32130     43.90     45.90     0.01                0.00
   KHI          9670    32131     45.90     47.60     0.01                0.00
   KHI          9670    32132     47.60     52.10     0.01                0.00
   KHI          9670    32133     57.50     59.30     0.01      1.97      0.00     6.07      9.66      7.42
   KHI          9668      939     50.90     52.10     0.10      9.44      0.07     4.35     15.02     16.67
   KHI          9668      940     52.10     53.20     0.04      5.33      0.01     6.69      7.07      7.29
   KHI          9667    32124     38.80     44.80     0.09      7.66      0.00     9.45     15.77     12.08
   KHI          9667    32125     47.80     49.80     0.08      4.12      0.00     9.43     17.26     13.33
   KHI          9667    32126     51.80     53.10     0.30      4.61      0.00    15.11     20.38     20.28
   KHI          9667    32127     53.10     56.60     0.02      6.83      0.00     4.77      8.79      8.19
   KHI          9667    32128     56.60     58.80     0.19      2.02      0.00     6.09     21.15     21.11
   KHI          9666      952     36.40     38.90     0.08      1.42      0.07     1.62      1.72      4.09
   KHI          9666      953     38.90     41.20     0.18      3.58      0.08     1.13      2.48     10.91
   KHI          9666      954     41.20     47.00     0.09      3.23      0.11     3.76      6.77      7.85
   KHI          9665    35751     30.90     34.20     0.11      1.02      0.01     0.26      2.66      3.75
   KHI          9665    35752     34.20     38.30     0.14      2.83      0.00     0.87      8.45      8.49
   KHI          9665    35753     38.30     39.70     0.20      5.75      0.01     1.25     21.27     20.40
   KHI          9665    35754     39.70     43.00     0.10      2.72      0.02     1.24      7.92      8.23
   KHI          9665    35755     43.00     46.00     0.55      0.59      0.03     0.59      2.14      2.67
   KHI          9665    35756     46.00     49.30     0.38      6.31      0.05     6.53     13.88     11.34


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9665    35757     49.30     53.40     0.06      0.77      0.19     3.79      5.76      5.50
   KHI          9664    35814     41.80     46.40     0.10      3.19      0.00    37.30     32.42     16.39
   KHI          9664    35815     46.40     53.50     0.19      8.42      0.34    11.28     36.37     28.90
   KHI          9663    36377     68.60     72.00     0.02      2.22      0.06     2.63      2.62     27.18
   KHI          9663    36378     74.80     76.70     0.02      7.53      0.06     2.50      4.37      7.84
   KHI          9663    36379     80.60     82.60     0.02      1.38      0.06     1.41      1.38      5.64
   KHI          9663    36380     84.30     85.70     0.02      0.78      0.06     2.28      1.60      6.42
   KHI          9662    37953     53.40     58.10     0.20      1.11      0.14    10.38     26.25     19.09
   KHI          9662    37954     58.10     62.40     0.23      0.75      1.33    32.27     32.89     15.99
   KHI          9662    37955     62.40     67.50     0.34      0.97      5.92    36.66     33.04     14.65
   KHI          9662    37956     67.50     74.70     0.34      0.97      3.80    27.22     30.99     16.10
   KHI          9662    37957     74.70     80.10     0.33      0.94      1.30    52.72     31.43      7.61
   KHI          9662    37958     80.10     87.00     1.16      0.70      1.93    33.38     28.35     12.41
   KHI          9662    37959     87.60     91.40     0.39      1.22      0.66    20.38     17.63      8.61
   KHI          9662    37960     91.40     98.60     0.04      4.95      0.05    15.34     22.63     14.42
   KHI          9662    37961     98.60    104.30     0.04      1.73      0.05     4.41      9.56      8.29
   KHI          9661    32111     46.00     47.90     0.01      0.83      0.00     0.31      1.20      1.94
   KHI          9661    32112     47.90     50.00     0.01      1.26      0.00     0.64      1.16      2.36
   KHI          9661    32113     52.00     54.80     0.03      2.56      0.00     1.17      3.06      3.61
   KHI          9661    32114     54.80     58.00     0.04      1.77      0.00     0.73      2.90      3.47
   KHI          9661    32115     58.00     61.40     0.12      3.84      0.00     2.17     19.48     18.75
   KHI          9661    32116     61.40     65.00     0.19      0.32      0.00     0.31      9.92     10.97
   KHI          9660    36252     75.10     78.00     0.04     23.52      0.05     0.59      6.83      8.05
   KHI          9659      935     40.90     42.70     0.04      1.63      0.63    45.81     24.86      5.80
   KHI          9659      936     42.70     45.00     0.07      9.23      0.06     4.24     17.67     16.28
   KHI          9659      937     45.00     46.70     0.02     13.92      0.89     4.87      4.79      3.30
   KHI          9659      938     46.70     47.70     0.07     11.91      0.25    27.34     18.12      5.52
   KHI          9658    35925     36.30     37.90     0.12      3.84      0.16    16.90     23.08     15.14
   KHI          9658    35926     37.90     39.80     0.13      3.54      0.14    17.95     24.46     15.73
   KHI          9658    35927     39.80     42.60     0.10      3.92      1.14    13.12     11.15      7.72
   KHI          9658    35928     42.60     45.20     0.24      3.37      1.30    21.07     14.56      4.35
   KHI          9658    35929     67.80     72.20     0.13      1.92      0.04     1.12      3.85      4.46
   KHI          9656    32118     48.00     50.30     0.00      1.37      0.00     0.96      0.69      3.06
   KHI          9656    32119     54.00     57.00     0.00      1.72      0.00     2.48      0.88      2.78
   KHI          9656    32120     57.00     58.80     0.03      1.31      0.00     1.29     11.30     11.25
   KHI          9656    32121     58.80     60.60     0.08      0.18      0.00     8.57     18.87     14.31
   KHI          9656    32122     60.60     62.50     0.07      0.85      0.00     2.87     32.12     28.47


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9656    32123     62.50     64.00     0.07      1.89      0.00     1.39     21.43     20.42
   KHI          9655    38161     62.00     63.00     0.28      1.35      0.11     8.23     31.29     24.49
   KHI          9655    38162     64.80     69.00     0.22      0.93      0.07     2.07     29.84     26.23
   KHI          9655    38163     69.00     70.50     0.22      0.88      0.31    28.49     35.07     20.15
   KHI          9655    38164     77.80     79.10     0.09      0.46      0.03    24.42     32.72     18.92
   KHI          9655    38165     79.10     80.70     0.36      0.46      3.20    24.93     31.15     16.26
   KHI          9655    38166     80.70     86.70     0.19      0.46      0.84    51.90     31.65      7.51
   KHI          9655    38167     86.70     90.70     0.72      0.45      8.84    39.01     33.09     12.27
   KHI          9655    38168     90.70     93.70     0.76      0.51      6.63    38.67     35.97     18.85
   KHI          9655    38169     93.70     97.80     0.33      0.41      3.39    41.04     36.82     15.65
   KHI          9655    38170     97.80    100.00     0.90      0.58      8.00    29.34     37.58     20.71
   KHI          9655    38171    100.00    106.30     0.89      1.21      5.65    40.53     34.28     13.16
   KHI          9655    38172    106.30    111.60     0.31     11.52      0.56    36.29     26.60      6.08
   KHI          9654    36253     68.20     70.80     0.05      0.51      0.07     2.66      6.64     11.22
   KHI          9653      746     42.80     44.70     0.27      1.10      0.06    25.30     33.96     20.06
   KHI          9653      747     44.70     45.80     0.22      0.42      0.05     8.95     14.70     10.97
   KHI          9653      748     45.80     48.10     0.12      4.75      0.10    16.60     22.04     15.06
   KHI          9653      749     48.10     55.70     0.12      1.09      0.06     1.01      3.73      4.53
   KHI          9652    35750     48.70     51.50     0.09      3.52      0.12     1.76      7.59      8.29
   KHI          9651    32106     47.00     49.80     0.00      1.12      0.00     0.59      2.04      2.22
   KHI          9651    32107     49.80     53.00     0.07      2.17      0.00     1.32      4.10      3.89
   KHI          9651    32108     53.00     55.90     0.09      2.32      0.00     0.29      4.40      5.00
   KHI          9651    32109     55.90     58.60     0.67      2.53      0.00     3.10     33.32     34.17
   KHI          9651    32110     58.60     61.00     0.34      0.31      0.00     0.82      9.53     10.56
   KHI          9649    37938     51.60     58.50     0.35      0.73      0.06     0.64     34.45     33.70
   KHI          9649    37939     58.50     60.50     0.24      0.24      0.02    18.39     21.10     12.89
   KHI          9649    37940     60.50     68.10     0.36      2.05      0.17     3.75     35.23     30.76
   KHI          9649    37941     68.10     72.20     0.02      0.35      0.02     0.31      1.47      2.01
   KHI          9649    37942     72.20     75.40     0.04      0.33      0.17     3.43      4.42      3.46
   KHI          9649    37943     82.40     87.70     0.02      0.76      0.12     1.28      1.69      1.61
   KHI          9649    37944     87.70     89.90     0.43      0.59      0.08     0.63     13.56     12.16
   KHI          9649    37945     89.90     92.50     0.13      0.87      0.34    14.54      9.54      5.18
   KHI          9649    37946     92.50     99.20     0.09      2.96      0.08     0.65      6.36      6.28
   KHI          9648    32097     37.20     40.20     0.00      0.88      0.00     0.82      2.07      3.75
   KHI          9648    32098     40.20     41.70     0.09      2.06      0.00     2.05      5.40      4.86
   KHI          9648    32099     41.70     44.60     0.39      4.33      0.00     1.63     37.19     33.47
   KHI          9648    32100     44.60     46.00     0.22      1.43      0.00    20.77     31.62     21.25


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9648    32101     46.00     47.00     0.15      8.43      0.00     3.08     19.62     18.33
   KHI          9648    32102     47.00     53.00     0.18      1.36      0.00    10.44     20.64     15.41
   KHI          9648    32103     57.70     58.70     0.47      7.81      0.00     2.26     24.29     23.33
   KHI          9648    32104     58.70     60.40     0.21      1.15      0.00     3.18     22.41     21.11
   KHI          9648    32105     60.40     65.00     0.08      0.59      0.00     4.33      9.84      9.03
   KHI          9647      216     63.50     67.70     0.22      0.47      0.02    28.80     20.43      7.48
   KHI          9647      217     67.70     73.20     0.17      0.15      0.05     7.34     31.82     29.16
   KHI          9647      218     73.20     75.80     0.27      0.80      0.05     8.80     27.03     24.26
   KHI          9646    35736     32.50     33.70     0.25      0.69      0.04     0.68     36.30     32.30
   KHI          9646    35737     41.30     44.80     0.31      1.25      0.02     0.22      1.94      2.47
   KHI          9646    35738     44.80     46.50     0.09      0.70      0.02     1.32      2.95      3.01
   KHI          9646    35739     46.50     48.00     0.04      2.13      0.03     0.42      3.34      4.31
   KHI          9646    35740     48.00     50.60     0.22      2.28      0.06     0.77      5.44      6.37
   KHI          9646    35741     50.60     51.20     0.24      2.02      0.04     0.43      6.89      7.16
   KHI          9645    35763     41.40     45.30     0.17      3.25      1.05    21.75     14.46      5.35
   KHI          9645    35764     45.30     48.30     0.07      1.40      0.16     9.43      6.44      7.05
   KHI          9645    35765     48.30     49.80     0.04      0.34      0.12     1.21      6.90      6.91
   KHI          9645    35766     49.80     52.80     0.04      0.79      0.11     0.75      3.76      4.80
   KHI          9644      089      9.50     12.50     0.14      0.57      0.00     0.92     28.59     31.80
   KHI          9644      090     12.50     16.90     0.13      0.38      0.00     0.50     30.94     29.02
   KHI          9644      091     19.90     20.80     0.09      0.29      0.00     6.82     30.95     25.97
   KHI          9644      092     42.30     45.10     0.12      0.99      0.00     0.90     35.10     32.91
   KHI          9644      093     45.10     50.40     0.24      1.04      0.47    42.93     32.21     12.36
   KHI          9644      094     50.40     53.00     0.19      3.25      0.00     4.71     35.52     35.55
   KHI          9644      095     56.30     56.60     1.66      0.99      0.00     1.00     38.47     36.94
   KHI          9644      096     60.70     63.50     0.32      0.14      0.00     0.71     10.85     13.05
   KHI          9643      219     69.90     73.40     0.54      0.02      0.06    33.02     30.60     14.40
   KHI          9643      220     73.40     79.30     0.58      0.43      0.06    34.00     34.26     16.04
   KHI          9643      221     79.30     85.30     0.41      0.50      9.02    28.63     34.62     17.22
   KHI          9643      222     85.30     92.40     0.58      0.61      8.06    30.91     30.91     17.07
   KHI          9642      758     43.20     43.90     0.26      0.31      0.08    24.70     32.07     20.10
   KHI          9642      759     54.70     55.20     0.31      0.34      0.01     0.48     11.26      4.70
   KHI          9642      760     55.20     57.70     0.30      3.11      0.02     7.83     10.82      8.89
   KHI          9642      761     57.70     61.60     0.14      0.30      0.01     2.52      6.03      6.18
   KHI          9642      762     64.30     67.50     0.06      0.20      0.00     3.33      9.81     10.88
   KHI          9641      573     39.80     41.50     0.35      0.26      0.10     7.48     25.42     20.66
   KHI          9641      574     41.50     45.20     0.04      0.44      0.02     1.68      3.93      5.01


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9641      575     45.20     47.50     0.12      0.29      0.22     2.53      3.76      4.51
   KHI          9641      576     47.50     49.70     0.33      0.35      0.07     1.85     20.48     20.73
   KHI          9641      577     49.70     50.80     0.09      0.37      0.04     1.75     24.31     23.27
   KHI          9641      578     50.80     51.50     0.29      0.68      0.07     5.35     13.92     12.02
   KHI          9641      579     51.50     53.50     0.25      1.49      0.07     4.35     11.41     13.50
   KHI          9640    32075     47.70     48.50     0.17      0.37      0.00    17.17     21.27     12.20
   KHI          9640    32076     49.80     51.50     0.20      0.61      0.00     2.91     28.52     25.20
   KHI          9640    32077     53.00     54.90     0.31      0.95      0.00     0.22      2.00      2.00
   KHI          9640    32078     54.90     57.70     0.06      4.58      0.00     7.24     15.94     13.80
   KHI          9640    32079     57.70     59.50     0.13      0.54      0.00     0.63      4.40      5.90
   KHI          9639              76.80     79.00               0.56      0.07     7.44
   KHI          9638    32081     38.80     43.00     0.02      2.99      0.00     0.92      7.79      7.92
   KHI          9638    32082     43.00     48.00     0.11      1.20      0.00     0.40      5.42      5.97
   KHI          9638    32083     48.00     52.30     0.02      0.71      0.00     0.50      1.60      2.78
   KHI          9638    32084     52.30     56.50     0.51      2.71      0.00     4.33     33.25     30.15
   KHI          9638    32085     56.50     59.50     0.47      0.33      0.00     0.50      9.92     11.39
   KHI          9638    32086     59.50     60.90     0.06      0.09      0.00    10.21      9.92      7.36
   KHI          9638    32087     60.90     65.00     0.07      0.05      0.00     3.81      5.53      5.14
   KHI          9638    32088     68.00     72.00     0.36      0.01      0.00     4.12      4.92      4.58
   KHI          9637    35615     43.00     44.60     0.08      0.92      1.97    34.94     28.09     11.99
   KHI          9637    35616     44.60     47.70     0.10      0.76      0.01     0.19      2.02      6.67
   KHI          9637    35617     47.70     48.90     0.19      0.45      0.03     7.23     11.49      8.28
   KHI          9637    35618     48.90     49.50     0.18      0.14      0.05     1.19      3.89      4.35
   KHI          9637    35619     49.50     50.60     0.09      0.43      0.06     0.15     34.19     30.66
   KHI          9637    35620     50.60     55.40     0.16      0.11      0.06     0.94      8.76      9.10
   KHI          9636    35805     36.90     37.60     0.07      1.15      0.00     9.85      9.30      8.80
   KHI          9636    35806     37.60     38.10     0.23      2.46      0.00    14.20     30.50     21.42
   KHI          9636    35807     40.60     43.60     0.61      2.46      0.00    13.78     21.98     15.59
   KHI          9636    35808     43.60     44.90     0.07      1.00      0.00     4.11      4.26      4.24
   KHI          9636    35809     44.90     48.70     0.46      6.39      0.20     0.64     23.46     21.90
   KHI          9636    35810     48.70     53.40     0.22      0.41      0.24     1.39     23.04     21.11
   KHI          9636    35811     53.40     55.60     0.17      0.26      0.20    32.10     21.09     10.71
   KHI          9635    36212     76.80     79.00     0.14      0.56      0.07     7.44     23.02     18.77
   KHI          9634    35796     26.30     28.60     0.27      0.41      0.00     9.59     34.01     25.30
   KHI          9634    35797     30.40     31.90     0.26      1.05      0.00     3.35     32.15     26.04
   KHI          9634    35798     34.60     35.50     0.20      0.26      0.00     0.53     33.41     29.11
   KHI          9634    35799     35.50     35.80     0.12      0.26      0.00    18.35     17.79      8.33


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9634    35800     35.80     38.80     0.28      0.52      0.00    32.80     31.71     15.48
   KHI          9633    35560     27.50     28.50     0.34      0.73      0.33     4.48     35.08     29.60
   KHI          9633    35561     30.10     30.80     0.21      0.91      0.06     2.65     28.48     27.85
   KHI          9633    35562     30.80     32.70     0.05      0.55      0.05    19.15     35.38     24.66
   KHI          9633    35563     35.00     38.10     0.33      0.49      0.05    14.33     39.56     29.74
   KHI          9633    35564     38.10     41.30     0.46      0.58      0.05    26.81     35.90     21.84
   KHI          9633    35565     41.30     45.60     0.37      0.78      0.10     2.55     39.02     36.94
   KHI          9633    35566     45.60     46.80     0.17      0.41      0.13     1.25     14.27     14.42
   KHI          9632    32072     49.60     52.40     0.14      0.68      0.00     0.32      2.09      3.00
   KHI          9632    32073     52.40     56.20     0.07      4.24      0.00     0.52      7.61      8.00
   KHI          9632    32074     56.20     58.20     0.02      0.82      0.00     0.52      3.66      5.00
   KHI          9631      704     42.10     44.70     0.38      1.10      0.05     2.00     33.14     29.55
   KHI          9631      698     44.70     47.20     0.39      0.53      0.68    28.28     37.24     21.97
   KHI          9631      705     47.20     51.00     0.99      1.00      0.09    30.90     33.73     17.40
   KHI          9631      699     51.00     53.80     0.56      0.81      0.19    36.18     35.41     17.14
   KHI          9631      700     53.80     55.80     0.35      1.74      0.30    45.50     31.10      9.79
   KHI          9631      701     55.80     57.00     1.02      0.41      0.06    10.70     27.18     21.24
   KHI          9631      702     57.00     65.60     0.28      0.32      1.81    14.10     17.60     10.32
   KHI          9631      703     65.60     67.60     0.28      0.77      0.05     1.42     14.05     15.26
   KHI          9629    32068     46.30     49.80     0.00      0.93      0.00     0.52      3.58      4.31
   KHI          9629    32069     52.60     54.80     0.00      2.95      0.00     0.63      5.25      6.43
   KHI          9629    32070     54.80     57.00     0.00      0.62      0.00     0.52      2.28      4.07
   KHI          9627      668     47.30     48.50     0.18      0.33      0.02     4.20      8.38      6.50
   KHI          9627      669     52.80     57.30     0.09      0.22      0.07     2.35      8.08      7.89
   KHI          9626              58.60     63.00     1.74      0.61      0.13     0.96     41.82     39.30
   KHI          9625       50     53.50     57.50     0.00      1.22      0.00     0.63      2.50      3.06
   KHI          9625       51     57.50     61.00     0.00      2.04      0.00     0.42      2.48      3.33
   KHI          9625       52     61.50     67.00     0.00      0.19      0.00     0.32     12.23     12.08
   KHI          9624    35285     17.70     23.80     0.25      4.01      0.03    50.02     28.09      4.12
   KHI          9624    35286     23.80     28.50     0.99      0.52      0.03    46.70     28.59      6.65
   KHI          9624    35287     28.50     34.70     0.35      0.31      0.02    53.32     29.41      3.03
   KHI          9624    35288     42.40     44.60     0.19      0.31      0.00    56.83     29.12      2.58
   KHI          9624    35289     50.20     55.00     0.56      0.44      0.00    45.85     25.91      4.13
   KHI          9624    35290     67.10     70.90     0.23      0.42      0.00    47.12     27.38      3.97
   KHI          9624    35291     92.70     96.90     2.89      3.91      0.01     7.01     20.52     17.26
   KHI          9624    35292     96.90    101.50     4.28      1.52      0.00     2.05     27.20     27.11
   KHI          9624    35293    101.50    104.80     3.05      1.19      0.00     3.75     23.63     24.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9622    35351      4.90      6.80     0.09      0.16      0.01     4.69      4.56      1.98
   KHI          9622    35352     13.00     15.00     0.24      0.25      0.01    47.69     25.09      2.57
   KHI          9622    35353     27.50     30.70     1.74      0.46      0.03    31.81     30.21     14.28
   KHI          9622    35354     30.70     31.90     2.95      1.26      0.02    10.88     16.82     11.49
   KHI          9622    35355     38.10     39.90     4.74      0.86      0.02     7.36     25.36     21.24
   KHI          9621    35932     59.60     63.20     0.09      0.54      0.03     8.95      8.57      5.93
   KHI          9621    35933     63.20     66.70     0.10      2.48      0.05     5.14     17.71     14.46
   KHI          9621    35934     66.70     68.70     0.15      0.73      0.01    29.45     18.41      5.44
   KHI          9620      792     46.60     49.00     0.11      1.00      0.00     9.25     12.06      7.80
   KHI          9620      793     49.00     51.30     0.06      0.34      0.00     3.45      5.68      4.10
   KHI          9620      794     51.30     54.30     0.21      1.43      0.00     0.60      3.97      5.20
   KHI          9620      795     54.30     59.30     0.09      0.14      0.12     0.35      6.24      6.60
   KHI          9617    32021     45.20     48.00     0.00      0.29      0.00     5.01      3.94      4.17
   KHI          9617    32022     51.50     53.00     0.00      1.83      0.00     0.60      2.59      3.61
   KHI          9617    32023     57.00     60.70     0.00      1.59      0.00     0.71      3.25      4.45
   KHI          9617    32024     60.70     63.00     0.00      7.27      0.00    12.53     17.24     11.95
   KHI          9617    32025     63.00     65.00     0.00      2.24      0.00     1.83     14.65     14.73
   KHI          9616      356     29.90     31.00     0.65      0.31      0.02    49.00     28.72      5.57
   KHI          9616      357     34.80     35.20     0.28      0.27      0.01    53.25     28.72      3.39
   KHI          9616      358     35.90     39.10     0.45      0.32      0.01    53.38     27.44      2.68
   KHI          9614    32264     19.30     19.80     0.37      0.57      0.00     2.36     23.11     24.30
   KHI          9614    32265     19.80     20.40     0.09      0.22      0.00    55.65     28.96      2.20
   KHI          9614    32266     61.60     62.40     0.12      0.08      0.00     5.27      3.66      1.50
   KHI          9614    32267     90.20     94.80     0.14      0.45      0.00     8.83      8.48      4.00
   KHI          9614    32268     94.80     96.10     0.11      0.13      0.00    13.56      9.00      2.60
   KHI          9614    32269     96.10     97.80     0.18      2.93      0.00     1.51     44.63     38.40
   KHI          9614    32270     97.80     99.10     0.08      0.30      0.00    11.30     10.34      5.30
   KHI          9614    32271     99.10    101.30     0.05      0.20      0.00     0.43      2.22      2.40
   KHI          9614    32272    105.00    105.70     0.09      1.19      0.00     0.86     14.03     14.50
   KHI          9614    32273    110.70    113.00     0.02      0.47      0.00     1.08     33.87     29.90
   KHI          9614    32274    113.60    114.20     0.09      0.05      0.00     0.43     26.30     24.10
   KHI          9614    32275    124.70    125.60     0.27      0.23      0.00     4.52     23.08     19.20
   KHI          9614    32276    125.60    129.80     0.24      0.90      0.00    24.33     31.59     18.30
   KHI          9614    32277    129.80    133.00     0.33      0.94      0.00     2.90     30.72     25.96
   KHI          9614    32278    136.80    139.70     0.10      0.16      0.00     3.87     28.44     23.72
   KHI          9614    32279    140.50    143.30     0.19      0.11      0.00     3.93     31.61     27.07
   KHI          9614    32280    143.30    145.50     0.32      0.16      0.00    29.99     32.42     17.90


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9614    32281    145.50    146.60     0.15      3.04      0.00     2.08     30.43     28.42
   KHI          9614    32282    152.70    153.50     0.11      0.54      0.00    17.80     26.99     17.45
   KHI          9614    32283    154.20    156.30     0.50      0.70      0.00    10.51     33.12     25.90
   KHI          9614    32284    157.60    160.30     0.42      0.61      0.00     3.63     21.23     18.39
   KHI          9614    32285    160.30    161.50     0.32      0.08      0.00     7.33     25.48     34.60
   KHI          9614    32286    170.30    173.90     0.10      0.32      0.00     0.24     29.63     26.60
   KHI          9614    32287    173.90    174.70     0.44     11.99      0.00    13.58     31.41     23.20
   KHI          9614    32288    176.20    177.60     0.81      1.09      0.00     0.24     21.54     21.50
   KHI          9613    32134    270.50    274.40               0.10      0.00     0.32      1.36      7.56
   KHI          9613    32135    274.40    277.00               0.09      0.00     0.21      0.25      6.16
   KHI          9613    32136    277.00    279.40               0.16      0.00     0.21      0.46      6.86
   KHI          9613    32137    279.40    281.80               0.19      0.00     0.21      0.36      6.02
   KHI          9613    32138    281.80    283.50               0.17      0.00     0.55      0.53      6.58
   KHI          9613    32139    283.50    285.50               0.94      0.00     0.43      1.40      6.58
   KHI          9613    32140    285.50    289.50               0.19      0.00     0.21      0.43      6.72
   KHI          9613    32144    413.70    417.00               2.98      0.00     3.59      8.04      6.92
   KHI          9613    32145    417.00    420.40               0.17      0.00     2.17     13.49     13.28
   KHI          9613    32146    420.40    422.80               0.41      0.00     2.28     35.06     31.26
   KHI          9613    32147    422.80    426.50               0.49      0.00     0.22      5.80      7.19
   KHI          9613    32148    426.50    430.50               7.68      0.00     1.41     27.61     27.66
   KHI          9613    32149    430.50    434.40               6.72      0.00     0.54     36.04     34.02
   KHI          9613    32150    434.40    436.20               0.46      0.00     0.22      9.01      9.13
   KHI          9613    32151    444.20    445.70               0.70      0.00     1.20     36.22     33.33
   KHI          9613    32152    445.70    447.70               0.53      0.00     8.37     28.97     22.82
   KHI          9613    32153    447.70    451.50               0.19      0.00     0.54     30.83     28.08
   KHI          9613    32154    453.80    455.50               0.36      0.00     0.27     27.45     25.45
   KHI          9612    31977     30.00     31.60     0.44      0.71      0.00    50.86     31.20      8.00
   KHI          9612    31978     50.10     53.10     0.04      1.23      0.00     2.57      4.08      3.00
   KHI          9612    31979     53.10     54.80     0.16      1.13      0.00    10.93     15.05     10.00
   KHI          9612    31980     56.80     60.50     0.41      1.43      0.00     5.64      9.60      7.00
   KHI          9612    31981     63.50     65.10     0.10      1.62      0.00     1.03      8.03      8.00
   KHI          9611    30975     24.20     25.20     0.03      2.44      0.00     2.11      3.70      3.41
   KHI          9611    30976     25.20     26.30     0.03      6.28      0.00    26.24     20.01      6.82
   KHI          9611    30977     26.30     28.60     0.02      2.42      0.00     1.96      3.59      3.00
   KHI          9611    30978     28.60     33.20     0.11      5.43      0.87    44.07     28.32      6.41
   KHI          9611    30979     33.20     39.30     0.12      3.13      0.18    47.52     27.58      3.96
   KHI          9611    30980     39.30     45.00     0.22      8.55      0.00    41.95     30.30      8.73


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9611    30981     45.00     50.60     0.11      8.26      1.43    36.22     27.23      9.01
   KHI          9611    30982     50.60     55.00     0.03      6.08      0.00     4.61      8.77      6.14
   KHI          9611    30983     55.00     58.20     0.13      6.01      0.00    17.10     15.53      7.35
   KHI          9611    30984     58.20     60.30     0.07      2.21      0.00     2.96      3.93      3.00
   KHI          9611    30985     60.30     63.80     0.08      5.75      0.00     3.26      7.96      6.41
   KHI          9611    30986     63.80     67.80     0.62      7.29      0.00     2.44     10.06     10.65
   KHI          9611    30987     67.80     71.00     0.61      6.78      0.00    26.65     22.47     11.19
   KHI          9611    30988     71.00     74.00     2.26     12.92      0.00    24.01     26.21     16.51
   KHI          9611    30989     74.00     78.50     0.06      3.01      0.00     0.64      3.82      5.87
   KHI          9611    30990     78.50     80.80     0.03      1.58      0.00     1.14      2.78      5.05
   KHI          9610    31495    129.00    129.80     0.00      0.35      0.00     0.67      1.90
   KHI          9610    31496    129.80    130.60     0.00      2.55      0.00     0.98      8.39
   KHI          9610    31497    130.60    131.20     0.07      0.60      0.00     0.77      4.14
   KHI          9610    31498    131.20    132.20     0.08      1.54      0.00     0.87      5.00
   KHI          9610    31499    132.20    134.30     0.22      9.51      0.00     1.03      1.59
   KHI          9610    31500    134.30    137.10     0.01      2.16      0.00     0.57      4.01
   KHI          9610    31501    137.10    138.60     2.03      1.37      0.00     0.98      3.20
   KHI          9610    31502    138.60    139.50     4.05     13.19      0.00     1.49     21.47
   KHI          9610    31503    139.50    140.60     1.83      3.22      0.00     0.98      6.93
   KHI          9610    31504    140.60    143.80     3.24     20.92      0.00     1.03     27.20
   KHI          9610    31505    143.80    146.10     1.77      8.87      0.00     1.70     19.41
   KHI          9610    31506    146.10    148.30     2.98     15.24      0.00     1.29     21.21
   KHI          9610    31507    148.30    150.00     2.41      7.16      0.00     0.57     10.47     10.87
   KHI          9610    31508    150.00    151.80     2.68     23.96      0.00     0.21     29.55     26.19
   KHI          9610    31509    151.80    155.80     0.51      1.63      0.00     0.57      9.12      3.62
   KHI          9610    31510    155.80    158.40     0.33      1.16      0.00     0.36      2.91      3.76
   KHI          9610    31511    158.40    159.30     0.69      4.96      0.00     0.77      2.99      9.20
   KHI          9610    31512    159.30    161.40     0.44     14.40      0.00    13.79     32.37     22.29
   KHI          9610    31513    161.40    164.30     1.87      6.89      0.00     0.62     34.62     32.32
   KHI          9610    31514    164.30    166.50     0.61      4.24      0.00     0.26     35.48     31.90
   KHI          9610    31515    166.50    169.00     0.40      2.68      0.00     0.57     28.38     25.50
   KHI          9610    31516    169.00    170.80     0.31      0.51      0.00     0.57     13.06     12.82
   KHI          9610    31517    170.80    171.60     0.59      1.72      0.00     0.67     35.97     31.21
   KHI          9610    31518    171.60    173.90     0.38      0.84      0.00     0.26      7.20      6.97
   KHI          9610    31519    173.90    174.50     4.07      2.61      0.00     0.10     33.53     30.93
   KHI          9610    31520    174.50    176.20     0.58      1.06      0.00     0.57      5.00      5.29
   KHI          9610    31521    176.20    177.20     0.66      1.50      0.00     0.21     13.74     13.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9610    31522    177.20    181.10     0.52      4.52      0.00     0.46     15.17     14.21
   KHI          9610    31523    181.10    182.70     0.29      2.20      0.00     0.21      7.64      7.52
   KHI          9610    31524    182.70    185.90     0.24      0.53      0.00     0.31      5.60      5.85
   KHI          9610    31525    185.90    187.60     1.83      1.06      0.00     0.36     25.12     22.85
   KHI          9610    31526    187.60    191.20     3.15      1.90      0.00     0.46     34.40     32.32
   KHI          9610    31527    191.20    193.20     0.59      0.64      0.00     0.36     18.77     17.55
   KHI          9610    31528    193.20    193.80     0.47      3.82      0.00     0.36     35.39     31.21
   KHI          9610    31529    193.80    196.50     0.51      0.30      0.00     0.26      9.29      9.06
   KHI          9610    31530    199.10    200.30     0.53      0.80      0.00     3.04      6.91      5.71
   KHI          9609    31531    169.30    175.80     0.53      7.84      0.00     0.67     12.53     14.63
   KHI          9609    31532    175.80    178.50     0.66     18.86      0.00     2.57     31.87     31.76
   KHI          9609    31533    178.50    180.50     0.83     12.98      0.00     1.59     26.18     24.66
   KHI          9609    31534    180.50    181.60     0.08      1.92      0.00     0.36      5.75      6.97
   KHI          9609    31535    181.60    183.40     1.24      7.92      0.00     1.65     17.53     17.55
   KHI          9609    31536    183.40    184.30     0.15      2.71      0.00     0.46      6.29      7.94
   KHI          9609    31537    184.30    185.70     0.33      7.50      0.00     0.87     13.52     14.63
   KHI          9609    31538    185.70    191.70     0.00      2.16      0.00     0.36      3.92      5.71
   KHI          9609    31539    191.70    193.10     0.14      5.41      0.00     0.15      6.47      7.24
   KHI          9609    31540    193.10    195.30     0.13      2.87      0.00     0.46      5.35      6.69
   KHI          9609    31541    195.30    197.10     0.15      4.08      0.00     0.46      6.03      7.66
   KHI          9609    31542    197.10    198.30     0.06      1.27      0.00     0.41      2.39      3.90
   KHI          9609    31543    198.30    203.00     0.00      2.56      0.00     0.21      4.37      5.85
   KHI          9609    31544    203.00    209.30     0.06      1.44      0.00     0.36      2.75      4.04
   KHI          9609    31545    209.30    213.80     0.09      1.27      0.00     0.26      2.14      3.48
   KHI          9609    31546    213.80    218.80     0.00      0.65      0.00     1.18      0.77      1.81
   KHI          9607       82     39.20     41.70     0.06      0.24      0.00    38.11     21.65      3.66
   KHI          9607       83     43.60     44.30     0.07      0.15      0.00    20.15     13.80      4.33
   KHI          9606    32224      4.00      6.00     0.19      0.96      0.00     9.91     10.25      5.95
   KHI          9606    32225     24.10     28.00     0.09      0.10      0.33    12.75     13.35      5.44
   KHI          9606    32226     28.00     31.00     0.07      0.96      0.00     7.55      9.32      5.95
   KHI          9606    32227     31.00     35.50     0.06      0.00      0.00    17.40      9.40      3.57
   KHI          9606    32228     35.50     36.50     0.12      0.25      0.00    19.49     14.03      5.05
   KHI          9606    32229     42.50     46.50     0.10      0.10      5.44    29.01     29.87     15.17
   KHI          9606    32230     46.50     51.50     0.11      0.14      3.91    36.18     31.18     12.79
   KHI          9606    32231     51.50     55.50     0.09      0.12      4.35    36.78     28.30     10.41
   KHI          9606    32232     55.50     57.50     0.09      0.42      4.28    35.58     20.06      8.92
   KHI          9606              57.50     60.00     0.16      0.07      0.00     0.43      4.92      5.35


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9605               9.40     12.20     0.05      0.35      0.03     0.66      2.86      4.40
   KHI          9605              12.20     14.40     1.16      2.17      0.04     1.42     23.41     23.88
   KHI          9604      677     29.30     30.10     0.38      0.47      0.02    24.53     29.93     16.71
   KHI          9604      678     30.10     30.30     0.13      2.45      0.02    39.62     27.04      8.82
   KHI          9604      679     30.30     32.50     0.10      0.13      0.02     4.75      5.41      3.72
   KHI          9604      680     32.50     35.60     0.17      0.12      0.02    10.40      7.85      3.68
   KHI          9604      681     35.60     36.60     0.17      0.52      0.39     7.30      8.08      5.04
   KHI          9604      682     36.60     39.70     0.34      0.85      0.02     6.00     11.01      7.88
   KHI          9604      683     44.60     47.30     0.21      9.32      0.01     2.35     16.82      5.79
   KHI          9604      684     47.30     48.70     0.21      2.77      0.00     2.11     18.28      6.28
   KHI          9604      685     52.50     56.80     0.14      0.32      0.02     0.76     20.31      7.74
   KHI          9604      686     56.80     58.20     0.14      0.83      0.03     1.38      7.54      6.59
   KHI          9603    32210     17.00     19.20     0.23      1.12      0.00     0.33     17.10     17.26
   KHI          9603    32211     19.20     22.20     0.16      1.15      0.00     0.84     13.20     13.69
   KHI          9603    32212     22.20     26.80     0.15      0.37      0.00     0.23      2.95      4.76
   KHI          9603    32213     26.80     28.70     0.04      1.94      0.00     0.33      2.22      4.76
   KHI          9603    32214     28.70     31.10     0.08      0.12      0.00     1.24      1.36      2.08
   KHI          9603    32215     31.10     32.70     0.07      4.00      0.00     0.44      4.28      6.25
   KHI          9603    32216     32.70     33.70     0.66     14.73      0.00     0.84     17.22     18.75
   KHI          9603    32217     33.70     34.70     0.01      1.30      0.00     1.38      2.09      4.02
   KHI          9603    32218     34.70     35.70     0.10      0.82      0.00    35.85     21.24      6.10
   KHI          9603    32219     35.70     38.40     0.29     11.02      0.00     3.08     15.36     14.88
   KHI          9603    32220     38.40     39.50     0.18      0.99      0.00    37.10     26.00     10.12
   KHI          9603    32221     39.50     44.90     0.11      0.48      0.00     1.04      3.87      5.65
   KHI          9603    32222     44.90     46.70     0.35      0.32      0.00     8.51     16.24     12.80
   KHI          9603    32223     46.70     50.00     0.28      0.64      0.00     2.08     34.60     32.14
   KHI          9602    35533     20.60     23.50     0.27      7.86      0.05     4.60     30.03     25.82
   KHI          9602    35534     23.50     26.30     0.18     13.25      0.01     0.64     21.67     19.50
   KHI          9602    35535     26.30     28.40     0.07      1.35      0.01     0.18      2.27      4.20
   KHI          9602    35536     28.40     29.00     0.12      8.55      0.01     4.94     13.40     12.26
   KHI          9602    35537     29.00     31.00     0.15      2.64      0.13    31.70     28.92     15.05
   KHI          9602    35538     31.00     32.20     0.06      0.25      0.03     1.39      3.06      3.74
   KHI          9602    35539     32.20     34.70     0.19      5.30      0.02     0.69     22.49     21.59
   KHI          9602    35540     34.70     37.90     0.03      0.40      0.02     0.71      1.07      2.73
   KHI          9602    35541     37.90     40.90     0.08      0.68      0.01     0.34      5.54      6.71
   KHI          9602    35542     40.90     42.80     0.17      0.31      0.15     8.75     20.42     17.31
   KHI          9602    35543     42.80     45.30     0.15      0.20      0.46    34.50     34.09     17.40


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9602    35544     45.30     49.70     0.10      0.31      5.46    29.42     23.25     10.06
   KHI          9602    35545     49.70     52.60     0.16      0.57      0.02     1.92     18.94     17.20
   KHI          9601    35816     60.00     62.00     0.03      1.00      0.00     0.21      1.65      4.03
   KHI          9601    35817     88.40     89.00     1.09      2.05      0.17     0.21      9.27      9.76
   KHI          9601    35818     89.00     91.40     1.37     15.28      0.00     0.53     30.92     30.86
   KHI          9601    35819     91.40     91.70     0.38      7.11      0.00    38.00     28.22     13.47
   KHI          9601    35820     91.70     95.30     0.39     15.14      0.00     1.18     19.52     17.77
   KHI          9601    35821     95.30     98.20     0.56     13.25      0.00     0.95     15.82     16.17
   KHI          9601    35822     98.20     99.10     0.36     15.00      0.00     1.95     16.75     18.88
   KHI          9601    35823     99.10    101.10     0.07      2.31      0.00     0.10      1.76      3.50
   KHI          9601    35824    101.10    104.90     0.17     10.18      0.00     0.85     12.77     14.74
   KHI          9601    35825    104.90    106.60     0.06      3.77      0.00     0.85      6.06     14.21
   KHI          9601    35826    106.60    112.60     0.16      1.29      0.93    39.90     26.36      9.55
   KHI          9601    35827    112.60    114.90     0.28      8.72      0.10     9.85     22.09     17.18
   KHI          9601    35828    130.80    133.30     0.03      0.23      0.56     9.75      9.14      4.67
   KHI          9599    31878    278.50    284.40     0.04      2.29      0.00     0.80      5.71      8.00
   KHI          9599    31879    284.40    295.10     0.67      3.53      0.00     0.27      5.10      6.07
   KHI          9599    31880    295.10    297.70     1.56     12.36      0.00     1.39     31.48     28.70
   KHI          9599    31881    297.70    299.00     0.06      1.90      0.00     0.91      3.62      4.42
   KHI          9598    31367     40.00     41.80     0.07      0.21      0.00    19.05     22.14     12.19
   KHI          9598    31368     47.80     50.60     0.05      0.09      0.00    11.46      6.29      7.20
   KHI          9598    31369     50.60     54.30     0.15      0.04      5.87    37.95     29.49     10.80
   KHI          9598    31370     57.50     60.00     0.18      0.44      0.00     3.03     31.22     30.61
   KHI          9598    31371     67.50     69.00     0.78      3.99      0.00     0.64      7.60      9.97
   KHI          9598    31372     69.00     73.80     0.11      2.68      0.00     0.42      4.15      6.09
   KHI          9598    31373     73.80     76.50     0.21      1.13      0.00     0.74      2.82      3.88
   KHI          9598    31374     78.50     81.00     0.24      1.36      0.00     0.11      3.08      5.26
   KHI          9597    32047      0.00      4.60               0.09      0.01     0.22     19.17     18.89
   KHI          9597    32048      4.60      6.10               0.05      0.01     0.42      5.35      6.11
   KHI          9597    32049      9.60     11.20               0.21      0.01     0.32      6.16      6.11
   KHI          9596    36525      7.20      9.80     0.17      0.20      0.01     7.48     19.62     15.70
   KHI          9596    36526      9.80     11.40     0.22      0.42      0.01     6.34     32.20     28.32
   KHI          9596    36527     11.40     14.30     0.21      0.42      0.01    18.83     29.14     19.58
   KHI          9596    36528     17.60     21.00     0.08      0.38      2.08    31.44     30.41     13.58
   KHI          9596    36529     29.10     30.70     0.10      1.68      0.01    12.45     16.60      9.00
   KHI          9596    36530     30.70     33.00     0.10      0.48      0.01    28.51     30.99     14.62
   KHI          9596    36531     56.40     57.90     0.07      0.82      0.07    26.30     36.47     22.50


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9596    36532     57.90     58.60     0.10      0.54      0.05    22.20     20.57     10.62
   KHI          9596    36533     58.60     61.20     0.10      0.72      0.04    39.48     34.40     13.66
   KHI          9596    36534     71.00     73.30     0.06      0.68      0.07    22.95     35.72     23.88
   KHI          9596    36535     73.30     76.50     0.08      0.46      0.04    27.40     35.95     21.20
   KHI          9596    36536     76.50     78.80     0.08      0.48      0.04    18.20     35.15     25.24
   KHI          9596    36537     79.80     81.20     0.06      0.50      0.01    13.85     16.69      9.12
   KHI          9596    36538     81.20     84.30     0.10      0.62      0.03    27.00     36.14     22.20
   KHI          9596    36539     84.30     85.90     0.10      0.26      0.02    21.25     37.46     20.90
   KHI          9596    36540     85.90     86.30     0.15     11.08      0.24     6.10     22.21     19.54
   KHI          9596    36541     86.30     87.50     0.24      1.06      0.09    20.95     34.16     23.30
   KHI          9596    36542     87.50     88.20     0.11     10.64      0.02    16.35     33.80     24.82
   KHI          9596    36543     88.20     89.10     1.20      3.66      0.82     8.16     11.98     11.26
   KHI          9596    36544     95.60     98.80     0.17      1.48      0.06    10.10     22.91     18.36
   KHI          9596    36545     98.80    101.20     0.12      1.22      0.07     7.44     16.96     12.78
   KHI          9595      893     45.30     49.50     0.33      1.82      0.01     1.45     39.36     34.54
   KHI          9591    31548      0.60      2.50     0.00      1.03      0.00     0.62      1.25      4.74
   KHI          9591    31549      2.50      4.10     0.05      2.14      0.00     0.72      2.41      5.57
   KHI          9591    31550      5.10      6.10     0.00      1.48      0.00     0.62      1.56      4.88
   KHI          9591    31551      6.90      7.50     0.00      1.28      0.00     0.67      0.86      4.18
   KHI          9591    31552      8.00     10.10     0.09      2.57      0.00     0.57      1.51      4.04
   KHI          9591    31553     10.10     11.70     0.00      0.50      0.00     0.52      0.31      3.62
   KHI          9591    31554     11.70     13.60     0.00      2.56      0.00     0.62      1.37      4.32
   KHI          9591    31555     13.60     14.74     0.02      0.67      0.00     0.57      0.33      2.09
   KHI          9591    31556     14.74     15.70     0.05      2.72      0.00     0.67      1.65      5.15
   KHI          9591    31557     19.50     21.90     0.01      1.65      0.00     0.52      0.71      3.07
   KHI          9590    38699    103.70    107.40     0.01      0.91      0.01     0.37      3.09      3.72
   KHI          9590    38700    114.70    116.50     0.03      0.51      0.01     0.15      2.50      3.18
   KHI          9590    38701    125.20    127.00     0.05      0.27      0.09     0.41      3.64      3.94
   KHI          9590    38702    136.20    138.10     0.05      7.41      0.04     1.00      3.17     11.00
   KHI          9589      254     95.30     98.20               1.50      0.04     0.46      6.06      6.26
   KHI          9589      255     98.20    101.10               4.97      0.13    16.05     13.38      4.46
   KHI          9589      256    101.10    104.20               4.54      0.01     0.56      5.82      6.55
   KHI          9589      257    104.20    107.30               2.84      0.02     0.39      3.67      4.02
   KHI          9589      258    107.30    110.60               4.00      0.02    15.55     12.39      7.66
   KHI          9589      259    110.60    113.00               2.12      0.01     0.58      2.45      2.99
   KHI          9588      260     86.20     87.10               0.81      0.01     0.41      4.55      4.02
   KHI          9588      261     98.40     98.80               5.98      0.01     2.96      8.77      8.31


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9588      262     99.10    103.50               1.09      0.02     0.44      1.37      1.66
   KHI          9588      263    106.30    107.10               0.43      0.01     0.31      0.79      0.86
   KHI          9587             115.30    118.20               2.34      0.05     1.25      3.85      3.90
   KHI          9587             118.20    122.10               3.53      0.02     4.68      6.70      4.95
   KHI          9587             122.10    124.10               2.46      0.04     2.28      4.88      3.89
   KHI          9587             124.10    127.90               2.79      0.03     0.92      4.06      3.98
   KHI          9587             127.90    133.10               4.23      0.05     1.43      6.02      5.80
   KHI          9587             133.10    137.20               4.22      0.06     1.94      5.77      5.44
   KHI          9587             137.20    139.80               3.91      0.01     0.88      5.38      6.51
   KHI          9587             139.80    142.60               6.13      0.02     0.52      6.53      6.94
   KHI          9587             142.60    145.20               6.74      0.03     1.98      7.76      7.30
   KHI          9587             145.20    148.20               4.02      0.12     3.64      6.01      5.12
   KHI          9587             148.20    152.30               1.50      0.01     2.61      2.42      1.72
   KHI          9587             152.30    156.00               3.26      0.03     0.79      3.77      3.24
   KHI          9587             156.00    161.20               3.77      0.02     9.88      9.81      4.34
   KHI          9587             161.20    163.90               1.65      0.03     4.02      3.73      1.81
   KHI          9587             163.90    165.60               1.54      0.21     6.23      4.76      1.90
   KHI          9587             165.60    167.70               1.08      0.03     3.17      2.93      1.30
   KHI          9587             167.70    170.70               1.07      0.05     6.28      4.31      1.44
   KHI          9587             170.70    173.60               1.12      0.04     6.35      4.53      1.47
   KHI          9587             173.60    174.40               2.32      0.01     1.32      2.91      2.31
   KHI          9587             174.40    178.60               5.56      0.01    13.30     12.88      6.10
   KHI          9587             178.60    182.60               2.10      0.02     0.60      2.24      2.11
   KHI          9587             183.60    187.50               5.00      0.03     3.74      6.76      5.12
   KHI          9587             192.30    196.50               0.94      0.04     0.62      1.26      1.15
   KHI          9586      688     57.50     62.50     0.02      0.04      0.01     0.05      2.34      4.94
   KHI          9586      689     62.50     67.00     0.04      0.21      0.01     0.10      1.69      3.37
   KHI          9586      690     67.00     69.90     0.02      0.60      0.01     0.35      3.42      3.81
   KHI          9586      691     74.30     76.10     0.01      0.35      0.01     0.25      0.63      1.40
   KHI          9586      692     83.60     88.30     0.04      0.55      0.01     1.60      2.94      2.51
   KHI          9586      693     88.30     91.10     0.01      0.20      0.01     0.08      2.25      3.28
   KHI          9586      694     91.10     93.20     0.13      0.31      0.01     0.18      1.75      3.30
   KHI          9586      695     93.20     98.50     0.04      2.93      0.02     0.42      4.12      4.45
   KHI          9586      696     98.50    103.40     0.01      0.53      0.01     0.09      0.30      1.48
   KHI          9586      697    103.40    106.50     0.02      0.40      0.01     0.08      0.62      0.89
   KHI          9586      698    106.50    109.40     0.03      0.30      0.01     0.08      0.38      0.60
   KHI          9585    38672     83.10     91.20     0.01      0.85      0.02     1.41      2.47      2.40


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9585    38673     91.20     93.60     0.02      0.84      0.02     0.07      1.94      2.60
   KHI          9585    38674     93.60     98.50     0.06      0.37      0.03     0.52      0.96      1.20
   KHI          9585    38675     98.50    103.20     0.05      0.52      0.03     0.49      3.00      2.80
   KHI          9585    38676    103.20    108.20     0.01      1.06      0.04     0.52      3.70      3.70
   KHI          9585    38677    108.20    112.10     0.01      1.33      0.03     4.11      6.30      4.40
   KHI          9585    38678    112.10    116.80     0.03      1.92      0.03     1.45      3.94      3.30
   KHI          9585    38679    116.80    120.30     0.02      5.24      0.04     1.31      7.36      6.20
   KHI          9585    38680    120.30    123.80     0.03      2.93      0.01     4.13      5.39      3.60
   KHI          9585    38681    123.80    127.20     0.02      1.72      0.01     0.36      2.15      2.20
   KHI          9585    38682    127.20    129.70     0.01      1.63      0.01     0.04      1.72      1.70
   KHI          9585    38683    129.70    133.30     0.01      0.60      0.01     0.10      0.72      0.80
   KHI          9585    38684    133.30    136.80     0.03      0.52      0.02     0.14      0.69      0.70
   KHI          9585    38685    136.80    139.00     0.01      0.50      0.01     0.18      0.73
   KHI          9585    38686    139.00    141.10     0.05      2.35      0.02     0.36      2.95      2.00
   KHI          9585    38687    141.10    143.90     0.03      0.50      0.01     0.89      1.71      1.40
   KHI          9584    31423    106.00    106.20     0.06      2.29      0.34     2.14      3.93      7.66
   KHI          9584    31424    113.00    113.40     0.00      7.09      0.00     0.61     10.08     11.70
   KHI          9584    31425    113.40    116.20     0.10      0.43      0.00     0.40      2.86      6.27
   KHI          9584    31426    116.20    117.90     0.00      1.72      0.00     0.19      2.91      5.85
   KHI          9584    31427    117.90    119.60     0.00      4.41      0.00     0.29      4.66      7.66
   KHI          9584    31428    119.60    120.90     0.00      1.37      0.00     0.29      0.85      3.76
   KHI          9584    31429    120.90    123.90     0.00      3.78      0.00     0.50      4.02      6.13
   KHI          9584    31430    123.90    126.00     0.00      0.74      0.00     0.19      0.82      3.07
   KHI          9584    31431    126.00    127.00     0.00      2.68      0.00     0.29      2.86      4.46
   KHI          9584    31432    127.00    129.00     0.00      1.09      0.00     0.29      1.25      3.48
   KHI          9584    31433    129.00    130.30     0.08      2.37      0.00     0.19      4.59      6.97
   KHI          9584    31434    130.30    132.00     0.07      8.72      0.00     0.50      9.49     10.45
   KHI          9584    31435    132.00    135.50     0.08      1.20      0.00     0.19      1.32      2.79
   KHI          9584    31436    135.50    137.80     0.00      2.42      0.00     0.29      2.87      5.02
   KHI          9584    31437    137.80    141.00     0.12      1.86      0.00     0.19      2.16      3.34
   KHI          9584    31438    141.00    144.30     0.00      2.69      0.00     0.29      3.02      4.60
   KHI          9584    31439    144.30    147.30     0.15      1.68      0.00     0.29      1.89      3.62
   KHI          9584    31440    147.30    149.00     0.00      1.36      0.00     0.08      1.68      3.20
   KHI          9584    31441    149.00    152.20     0.10      0.39      0.00     0.40      0.64      2.79
   KHI          9584    31442    152.20    155.40     0.13      1.53      0.00     0.19      1.64      2.93
   KHI          9584    31443    155.40    156.20     0.00      1.27      0.00     0.19      1.45      2.65
   KHI          9584    31444    156.20    157.50     0.00      0.49      0.00     0.19      0.73      1.95


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9584    31445    157.50    161.00     0.00      1.85      0.00     0.40      2.33      3.07
   KHI          9584    31446    161.00    164.60     0.05      3.21      0.00     0.19      3.62      4.46
   KHI          9584    31447    164.60    166.30     0.00      0.64      0.00     0.08      0.73      1.67
   KHI          9583    31710    108.70    111.50     0.14      0.07      0.00     0.42      1.95      5.30
   KHI          9583    31711    116.50    117.80     0.07      0.42      0.00     0.32      0.55      2.51
   KHI          9583    31712    124.20    127.20     0.22      0.44      0.00     0.32      0.66      2.79
   KHI          9583    31713    129.10    133.20     0.26      0.39      0.00     0.26      0.53      2.51
   KHI          9583    31714    142.50    144.60     0.04      0.44      0.00     0.21      0.84      3.07
   KHI          9583    31715    149.20    150.10     0.15      0.72      0.00     0.26      1.20      4.88
   KHI          9583    31716    153.10    160.20     0.16      0.82      0.00     0.32      1.31      4.60
   KHI          9583    31717    160.20    167.70     0.10      0.31      0.00     0.32      0.98      4.88
   KHI          9583    31718    176.40    181.10     0.16      0.52      0.00     0.00      0.75      3.21
   KHI          9583    31719    182.40    190.70     0.10      0.55      0.00     0.26      0.60      4.74
   KHI          9582    38134     76.00     77.60     0.07      0.72      0.01     0.02      4.60      5.01
   KHI          9582    38135     77.60     80.60     0.52      0.62      0.01     0.05      2.61      3.87
   KHI          9582    38136     80.60     83.20     0.03      0.95      0.01     0.12      1.65      3.68
   KHI          9582    38137     83.20     85.10     0.01      0.28      0.01     0.03      2.71      3.80
   KHI          9582    38138     85.10     86.40     0.02      1.45      0.01     0.11      2.46      3.49
   KHI          9582    38139    108.00    109.90     0.02      0.59      0.01     0.20      2.21      4.96
   KHI          9582    38140    109.90    114.50     0.03      0.17      6.01     0.30      8.40      5.02
   KHI          9582    38141    114.50    117.10     0.02      0.13      0.01     0.10      3.40      4.56
   KHI          9582    38142    141.70    143.00     0.03      0.50      0.01     0.24      1.22      2.22
   KHI          9582    38143    143.00    146.00     0.02      0.14      0.01     0.04      0.98      1.91
   KHI          9582    38144    146.00    147.80     0.02      0.37      0.01     0.03      2.10      3.39
   KHI          9582    38145    147.80    151.10     0.02      0.50      0.01     0.03      5.95      6.22
   KHI          9582    38146    165.30    167.20     0.05      2.69      0.01     0.05      5.22      0.38
   KHI          9582    38147    172.70    174.70     0.02      0.35      0.01     0.06      1.37      3.48
   KHI          9582    38148    179.50    182.80     0.03      0.66      0.01     5.03      4.23      3.09
   KHI          9582    38149    182.80    185.20     0.04      1.06      0.01     1.05      2.90      3.77
   KHI          9582    38150    194.00    196.40     0.02      3.78      0.01     0.04      3.10      5.19
   KHI          9580              49.00     58.00               0.35      0.05     0.86
   KHI          9580              58.00     67.00               4.35      0.13     1.13
   KHI          9580              67.00     90.00               3.24      0.28     2.54
   KHI          9580              90.00     94.50               2.13      0.01     0.72
   KHI          9580              94.50    107.00               2.04      0.16     1.90
   KHI          9579    38151     19.90     23.00     0.04      0.88      0.01     0.04      2.10      4.33
   KHI          9579    38152     23.00     28.30     0.26     13.47      0.02     0.83     19.40     17.79


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9579    38153     28.30     31.70     0.08     14.26      0.02     0.23     22.37     20.00
   KHI          9579    38154     31.70     33.90     0.14     12.11      0.02     0.16     14.26     12.37
   KHI          9579    38155     33.90     36.50     0.07      7.29      0.01     0.14      8.46      7.36
   KHI          9579    38156     36.50     40.10     0.34     16.14      0.02     0.24     19.07     16.08
   KHI          9579    38157     40.10     42.50     0.09      3.14      0.02     0.09      4.48      4.82
   KHI          9579    38158     42.50     45.80     0.05      2.77      0.02     0.20      3.78      4.31
   KHI          9579    38159     45.80     48.20     0.02      0.85      0.02     0.08      2.09      3.09
   KHI          9579    38160     48.20     51.20     0.07      0.70      0.03     2.60      3.66      3.46
   KHI          9578    37019     61.80     65.40     0.03      2.07      0.01     0.51      2.81      2.70
   KHI          9578    37020     68.70     70.10     0.02      2.00      0.02     0.24      2.05      2.15
   KHI          9578    37021     71.10     75.50     0.04      2.20      0.01     2.37      6.09      6.01
   KHI          9578    37022     75.50     79.00     0.02      2.60      0.02     0.08      1.78      2.95
   KHI          9578    37023     79.80     80.80     0.02      1.96      0.02     1.04      2.29      3.87
   KHI          9578    37024     82.60     86.40     0.02      0.92      0.02     1.80      1.80      2.08
   KHI          9578    37025     87.60     89.30     0.02      0.69      0.02     0.02      1.51      2.41
   KHI          9575    31778      6.00      6.70     0.19      2.17      0.00     0.91      3.84      7.81
   KHI          9575    31779      6.70     11.60     1.87     14.22      0.00     3.57     38.55     35.40
   KHI          9575    31780     11.60     12.40     0.15      6.21      0.00     1.01     26.70     25.11
   KHI          9575    31781     12.40     15.40     0.26     15.61      0.00    10.61     32.67     25.94
   KHI          9575    31782     15.40     17.50     0.20      0.94      0.00     1.44     25.54     23.73
   KHI          9575    31783     18.50     21.00     0.19      0.33      0.00     0.43      8.05     11.47
   KHI          9575    31784     22.00     25.70     0.00      0.84      0.00     0.37      2.77      6.17
   KHI          9574    31829      0.00      4.50     0.00      1.99      0.00     0.59      4.58      8.50
   KHI          9574    31830      4.50     15.30     0.31     10.66      0.00     1.12     19.53     19.65
   KHI          9574    31831     15.30     18.60     0.00      0.58      0.00     0.21      0.97      4.46
   KHI          9574    31832     18.60     23.60     0.00      1.65      0.00     0.59      1.74      5.58
   KHI          9574    31833     26.30     37.90     0.14      1.73      0.00     0.21      3.31     12.13
   KHI          9574    31834     39.00     39.70     0.00      2.05      0.00     0.27      2.51      6.55
   KHI          9573    31870      0.00      2.30     0.28     14.99      0.00     1.49     15.95     16.27
   KHI          9573    31871      2.30      5.60     0.13     15.71      0.00    12.32     23.15     16.56
   KHI          9573    31872      5.60     10.30     0.00      3.36      0.00     0.48      3.47      4.97
   KHI          9573    31873     10.30     16.50     0.00      3.82      0.00     0.43      3.92      5.52
   KHI          9573    31874     16.50     21.50     0.00      4.29      0.00     0.32      4.48      6.61
   KHI          9573    31875     21.50     25.50     0.00      2.79      0.00     0.27      3.06      6.35
   KHI          9573    31876     33.20     38.50     0.00      2.35      0.00     0.37      2.43      6.35
   KHI          9573    31877     50.20     52.80     0.00      0.84      0.00     0.37      0.93      3.31
   KHI          9572    31893      0.00      5.00     0.00      1.32      0.00     0.18      2.31      2.78


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9572    31894      5.00      7.00     0.00      2.48      0.00     0.13      2.66      3.61
   KHI          9572    31895      7.00      8.90     0.13     12.26      0.00     0.76     13.33     14.11
   KHI          9572    31896      8.90     10.80     0.00      1.37      0.00     0.23      1.41      3.20
   KHI          9572    31897     10.80     19.00     0.00      3.61      0.00     0.34      3.75      4.57
   KHI          9572    31898     19.00     28.30     0.00      2.16      0.00     0.29      2.24      4.18
   KHI          9572    31899     29.80     32.00     0.00      0.91      0.00     0.71      1.17      4.18
   KHI          9572    31900     32.00     35.60     0.06      0.90      0.00     0.23      0.92      3.08
   KHI          9572    31901     38.40     41.80     0.10      1.57      0.00     0.18      1.75      4.71
   KHI          9572    31902     42.90     44.20     0.15      0.86      0.00     0.81      1.77      4.57
   KHI          9571    31922      0.00      5.30     0.23      2.72      0.00     0.50      3.20      4.29
   KHI          9571    31923      5.30     14.60     0.00      0.98      0.00     0.55      1.54      2.63
   KHI          9571    31924     14.60     27.50     0.00      3.27      0.00     0.44      3.50      4.70
   KHI          9571    31925     28.30     34.50     0.00      1.67      0.00     0.50      1.91      4.29
   KHI          9571    31926     38.00     40.00     0.00      2.96      0.00     0.39      1.92      4.01
   KHI          9571    31927     41.20     42.20     0.06      0.77      0.00     0.39      0.50      2.22
   KHI          9571    31928     46.50     48.80     0.01      1.01      0.00     0.23      1.08      4.15
   KHI          9570      937     14.60     18.90     0.03      1.72      0.00     0.97      2.01      2.76
   KHI          9570      938     18.90     22.00     0.08      3.86      0.00     0.87      4.12      5.24
   KHI          9570      939     22.00     27.50     0.03      1.09      0.00     1.03      1.47      2.21
   KHI          9570      940     30.70     36.30     0.05      1.78      0.00     1.24      2.88      4.42
   KHI          9570      941     36.30     38.40     0.04      0.85      0.00     1.34      1.24      2.48
   KHI          9570      942     38.40     43.20     0.00      1.36      0.00     1.87      1.35      1.52
   KHI          9570      943     44.70     46.10     0.00      1.84      0.00     0.87      1.51      6.62
   KHI          9570      944     47.10     48.80     0.00      1.76      0.00     0.76      1.87      5.52
   KHI          9570      945     50.60     55.20     0.07      0.96      0.00     0.71      0.96      4.00
   KHI          9569    31950      3.00      4.00     0.06      0.71      0.00     1.62      1.40      1.52
   KHI          9569    31951      8.80      9.60     0.05      4.68      0.00    37.73     24.56      6.49
   KHI          9569    31952     12.90     13.70     0.08      0.80      0.00     1.13      1.37      1.52
   KHI          9569    31953     21.60     26.90     0.00      2.82      0.00    15.23     10.67      4.00
   KHI          9569    31954     26.90     28.40     0.07      5.97      0.00     0.76      6.30      5.93
   KHI          9569    31955     28.40     29.40     0.18      8.48      0.00    16.17     16.49      8.42
   KHI          9569    31956     29.40     31.10     0.08      4.04      0.00     1.13      4.42      3.73
   KHI          9569    31957     33.60     43.80     0.05      1.92      0.00     1.34      2.23      3.45
   KHI          9569    31958     43.80     52.80     0.09      1.39      0.00     0.39      1.44      4.14
   KHI          9569    31959     52.80     61.00     0.06      1.80      0.00     0.29      1.68      3.73
   KHI          9568    31903      2.00      4.70     0.16      3.19      0.00     0.39      3.46      3.86
   KHI          9568    31904      5.60      7.50     0.15      2.79      0.00     0.66      3.92      4.97


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9568    31905     14.80     16.70     0.00      1.37      0.00     0.76      1.66      2.76
   KHI          9568    31906     16.70     17.30     0.05     22.54      0.00     1.34     28.71     29.81
   KHI          9568    31907     17.30     18.00     0.09      0.81      0.00     2.89      3.66      4.14
   KHI          9568    31908     27.30     29.80     0.00      1.98      0.00     0.39      2.09      2.76
   KHI          9568    31909     29.80     30.50     0.24     14.65      0.00     2.68     13.59     14.08
   KHI          9568    31910     30.50     38.20     0.00      2.05      0.00     0.92      2.46      2.76
   KHI          9568    31911     38.20     41.80     0.00      1.04      0.00     0.29      1.14      2.21
   KHI          9568    31912     41.80     43.50     0.14      2.46      0.00     0.50      2.85      4.69
   KHI          9568    31913     44.90     46.10     0.00      3.48      0.00     0.39      3.57      5.52
   KHI          9568    31914     47.00     48.90     0.06      4.85      0.00     0.76      7.27      9.66
   KHI          9568    31915     50.30     52.90     0.05      2.25      0.00     0.44      2.30      4.14
   KHI          9568    31916     52.90     55.10     0.00      0.77      0.00     0.60      0.98      2.48
   KHI          9568    31917     60.70     61.80     0.09      2.26      0.00     0.23      2.11      4.69
   KHI          9568    31918     62.70     66.60     0.11      1.36      0.00     0.00      1.30      3.86
   KHI          9567    31882     10.30     16.40     0.00      0.54      0.00     0.34      0.57      1.10
   KHI          9567    31883     16.40     18.30     0.00      0.73      0.00     0.44      0.81      1.93
   KHI          9567    31884     21.80     24.60     0.00      2.77      0.00     0.34      2.90      3.86
   KHI          9567    31885     34.80     42.20     0.00      1.75      0.00     0.87      2.27      2.21
   KHI          9567    31886     42.20     43.50     0.00      8.52      0.00     9.40     13.46      9.11
   KHI          9567    31887     45.30     51.30     0.00      1.99      0.00     0.23      2.09      3.73
   KHI          9567    31888     54.30     55.90     0.00      1.79      0.00     0.18      1.91      3.73
   KHI          9567    31889     56.30     58.80     0.00      2.04      0.00     0.29      2.18      4.57
   KHI          9567    31890     59.60     60.80     0.00      2.01      0.00     0.23      2.05      4.85
   KHI          9567    31891     66.30     68.00     0.00      1.62      0.00     0.18      0.87      2.92
   KHI          9567    31892     69.80     74.30     0.00      0.83      0.00     0.13      0.84      3.33
   KHI          9566    31835     28.40     29.50     0.00      0.06      0.00     2.67      1.93      2.37
   KHI          9566    31836     42.00     49.80     0.28      2.07      0.00     1.49      3.08      3.90
   KHI          9566    31837     49.80     52.10     0.00      1.00      0.00     0.32      1.15      2.51
   KHI          9566    31838     52.10     53.00     0.00      2.69      0.00     0.27      2.83      4.18
   KHI          9566    31839     53.00     54.30     0.07     10.75      0.00     9.65     15.81     12.40
   KHI          9566    31840     54.30     58.00     0.00      0.69      0.00     0.16      0.78      4.04
   KHI          9566    31841     58.00     63.80     0.00      1.88      0.00     0.27      2.10      5.16
   KHI          9566    31842     63.80     69.10     0.00      2.60      0.00     0.37      1.37      4.04
   KHI          9566    31843     72.60     75.50     0.00      1.03      0.00     0.53      0.80      4.60
   KHI          9566    31844     75.50     77.50     0.00      1.69      0.00     0.27      1.79      4.88
   KHI          9566    31845     78.20     79.20     0.00      2.22      0.00     0.27      2.30      5.16
   KHI          9566    31846     80.30     81.40     0.00      1.60      0.00     0.48      1.79      5.44


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9565    36853     20.50     22.70     0.02      1.31      0.01     0.05      1.32      1.83
   KHI          9565    36854     24.80     28.50     0.02      0.50      0.01     0.10      0.65      0.81
   KHI          9565    36855     28.50     31.30     0.05      2.48      0.01     0.07      2.49      3.06
   KHI          9565    36856     31.30     35.40     0.04      1.00      0.01     0.06      0.95      1.58
   KHI          9565    36857     43.10     47.60     0.02      2.05      0.01     0.05      2.02      2.86
   KHI          9565    36858     47.60     50.10     0.00      1.43      0.01     0.09      1.36      1.58
   KHI          9565    36859     50.10     55.80     0.02      1.93      0.01     0.27      1.81      2.01
   KHI          9565    36860     55.80     58.30     0.03     26.40      0.01     0.45     26.83     22.12
   KHI          9565    36861     58.30     60.80     0.03      1.29      0.01     0.03      1.10      1.60
   KHI          9565    36862     60.80     63.00     0.02      1.73      0.01     0.09      1.70      2.49
   KHI          9565    36863     63.00     67.90     0.02      1.36      0.01     0.07      1.27      2.16
   KHI          9565    36864     67.90     72.50     0.02      2.24      0.02     2.04      3.08      3.18
   KHI          9565    36865     72.50     79.30     0.02      2.01      0.01     0.07      1.83      2.95
   KHI          9565    36866     79.30     81.20     0.02      2.33      0.02     1.24      2.83      3.13
   KHI          9565    36867     83.50     87.00     0.02      3.82      0.02     0.13      3.79      4.60
   KHI          9565    36868     87.00     90.10     0.02      2.25      0.01     0.03      1.44      2.56
   KHI          9565    36869     90.10     94.00     0.02      1.18      0.01     0.02      1.03      2.83
   KHI          9564    36993      9.30     12.70     0.02      0.74      0.02     6.37      4.74      1.74
   KHI          9564    36994     13.70     16.90     0.02      0.36      0.02     1.34      1.65      1.16
   KHI          9564    36995     16.90     19.70     0.02      0.45      0.01     0.04      1.52      1.16
   KHI          9564    36996     19.70     21.70     0.02      0.91      0.02     2.34      2.80      2.88
   KHI          9564    36997     21.70     24.90     0.02      0.39      0.01     0.51      0.79      1.29
   KHI          9564    36998     24.90     30.20     0.02      0.32      0.01     3.29      2.68      1.51
   KHI          9564    36999     32.40     35.50     0.02      1.15      0.01     5.51      5.50      3.05
   KHI          9564    37000     35.50     39.00     0.02      1.76      0.01     0.79      2.47      2.42
   KHI          9564    37001     39.00     43.30     0.03      3.20      0.01     2.93      4.93      3.25
   KHI          9564    37002     43.30     46.10     0.02      3.01      0.01     0.23      3.02      2.79
   KHI          9564    37003     46.10     48.10     0.02      0.68      0.01     6.54      6.86      3.41
   KHI          9564    37004     48.10     50.90     0.02      3.14      0.01     0.54      3.57      3.38
   KHI          9564    37005     50.90     52.50     0.02      0.84      0.01     0.09      0.95      1.23
   KHI          9564    37006     52.50     53.40     0.02      0.38      0.03     0.31      1.02      1.43
   KHI          9564    37007     53.40     55.30     0.02      2.39      0.04     1.05      3.15      3.02
   KHI          9564    37008     55.30     59.00     0.02      1.50      0.01     1.34      1.76      2.35
   KHI          9564    37009     59.00     62.60     0.02      1.25      0.01     4.44      3.46      2.83
   KHI          9564    37010     62.60     65.60     0.02      2.34      0.01     0.74      2.14      1.29
   KHI          9564    37011     65.60     69.00     0.02      1.55      0.01     1.03      2.37      3.33
   KHI          9564    37012     69.00     74.80     0.02      0.92      0.01     0.02      1.73      2.68


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9564    37013     74.80     77.30     0.02      0.48      0.01     1.27      1.32      1.92
   KHI          9564    37014     77.30     80.20     0.02      1.15      0.01     0.26      1.99      2.80
   KHI          9563    36955      5.60      8.50     0.02      0.70      0.19     0.94      1.56      1.50
   KHI          9563    36956      8.50     11.80     0.02      1.00      0.55     2.71      5.06      4.06
   KHI          9563    36957     11.80     13.50     0.02      1.74      0.01     0.08      1.62      1.92
   KHI          9563    36958     13.50     16.90     0.02      0.83      0.01     0.18      1.03      1.08
   KHI          9563    36959     16.90     20.90     0.02      0.68      0.01     0.08      0.74      0.88
   KHI          9563    36960     20.90     24.90     0.02      1.00      0.46     1.83      3.02
   KHI          9563    36961     24.90     27.90     0.02      2.03      0.01     0.26      2.70      2.68
   KHI          9563    36962     27.90     30.40     0.02      4.56      0.01     0.17      5.16      4.25
   KHI          9563    36963     30.40     32.50     0.02      2.72      0.03     0.24      2.83      3.20
   KHI          9563    36964     32.50     35.60     0.02      0.90      0.01     0.04      0.95      1.27
   KHI          9563    36965     35.60     39.50     0.02      0.96      0.02     0.12      1.04      1.38
   KHI          9563    36966     39.50     42.40     0.02      3.16      0.03     0.14      3.41      3.02
   KHI          9563    36967     42.40     45.00     0.02      4.73      0.02     1.82      4.17      3.04
   KHI          9563    36968     45.00     48.90     0.02      2.02      0.01     0.20      2.18      2.18
   KHI          9563    36969     48.90     52.20     0.02      1.50      0.01     0.04      1.50      1.77
   KHI          9563    36970     52.20     55.60     0.02      4.26      0.01     0.10      4.93      4.34
   KHI          9563    36971     55.60     58.60     0.02      2.10      0.01     0.10      2.07      2.04
   KHI          9563    36972     58.60     60.90     0.02      3.92      0.01     0.08      4.06      4.03
   KHI          9563    36973     60.90     64.40     0.02     15.40      0.05    13.48     24.99      5.96
   KHI          9563    36974     64.40     66.30     0.02     14.18      0.06    19.80     26.59      5.34
   KHI          9563    36975     66.30     68.20     0.03     17.58      0.07    34.42     27.51      7.14
   KHI          9563    36976     68.20     70.90     0.02      3.50      0.04     0.23      3.51      3.02
   KHI          9563    36977     70.90     75.70     0.02      0.75      0.01     0.04      0.87      1.07
   KHI          9563    36978     75.70     78.80     0.02      2.13      0.02     0.48      2.72      2.52
   KHI          9563    36979     78.80     83.10     0.02      2.32      0.01     0.15      2.56      2.74
   KHI          9562    31448     67.40     68.80     0.10      1.97      0.00     0.50      2.78      7.80
   KHI          9562    31449     68.80     70.30     0.00      1.13      0.00     0.71      1.08      5.02
   KHI          9562    31450     70.30     71.10     0.10      2.18      0.00     0.19      2.41      7.24
   KHI          9562    31451     71.10     71.90     0.00      0.65      0.00     0.40      0.62      4.18
   KHI          9562    31452     71.90     75.20     0.00      1.59      0.00     0.40      1.42      4.18
   KHI          9562    31453     75.20     78.40     0.00      0.84      0.00     0.40      0.76      4.18
   KHI          9562    31454     78.40     80.50     0.00      0.51      0.00     0.19      0.54      3.90
   KHI          9562    31455     80.50     81.50     0.00      1.14      0.00     0.37      1.19      4.46
   KHI          9562    31456     81.50     82.20     0.00      0.39      0.00     0.71      0.44      3.62
   KHI          9562    31457     82.20     83.00     0.00      0.97      0.00     0.50      1.01      6.13


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9562    31458     84.30     85.50     0.00      0.36      0.00     0.29      0.43      5.29
   KHI          9562    31459     88.50     90.00     0.00      0.59      0.00     0.61      0.63      5.29
   KHI          9562    31460     90.00     91.80     0.00      1.01      0.00     0.40      1.07      5.29
   KHI          9562    31461     93.00     95.60     0.00      1.78      0.00     0.08      1.81      6.27
   KHI          9562    31462     95.60     95.80     0.00      0.40      0.00     0.71      0.51      4.18
   KHI          9562    31463     96.50     99.20     0.00      0.49      0.00     0.50      0.51      2.93
   KHI          9562    31464    101.10    104.80     0.00      1.72      0.00     0.29      1.70      6.69
   KHI          9562    31465    104.80    106.10     0.00      0.39      0.00     0.19      0.48      5.02
   KHI          9562    31466    116.00    118.20     0.00      0.94      0.00     0.29      0.73      4.74
   KHI          9562    31467    118.20    121.90     0.00      0.28      0.00     0.19      0.19      2.51
   KHI          9562    31468    121.90    122.80     0.00      0.58      0.00     0.08      0.54      5.29
   KHI          9562    31469    137.50    139.10     0.00      0.73      0.00     0.19      0.51      5.57
   KHI          9562    31470    139.10    141.80     0.00      2.40      0.00     0.19      2.13      6.97
   KHI          9562    31471    141.80    145.40     0.00      1.93      0.00     0.08      1.71      6.41
   KHI          9562    31472    145.40    147.20     0.00      0.83      0.00     0.08      0.51      3.34
   KHI          9562    31473    147.20    149.10     0.00      2.76      0.00     0.29      1.21      3.34
   KHI          9562    31474    149.10    152.20     0.00      0.59      0.00     0.50      0.30      3.34
   KHI          9562    31475    152.20    154.00     0.00      1.81      0.00     0.19      1.01      5.85
   KHI          9562    31476    154.00    157.00     0.00      2.35      0.00     0.29      1.58      5.57
   KHI          9562    31477    157.00    160.20     0.00      2.57      0.00     0.29      1.78      5.29
   KHI          9562    31478    160.20    164.70     0.00      0.40      0.00     0.29      0.32      2.79
   KHI          9562    31479    164.70    166.20     0.00      0.92      0.00     0.19      0.65      4.46
   KHI          9562    31480    169.20    172.20     0.00      0.59      0.00     0.19      0.49      4.74
   KHI          9561    35621     29.30     31.10     0.08      0.58      0.03     0.08      2.70      4.67
   KHI          9561    35622     31.10     34.20     0.11      0.11      0.01     0.02      1.61      4.61
   KHI          9561    35623     34.20     37.60     0.18      0.41      0.01     0.03      3.54     10.48
   KHI          9561    35624     37.60     38.60     0.33      0.53      0.01     0.03      2.39      5.40
   KHI          9561    35625     38.60     40.80     0.17      1.27      0.01     0.15      1.45      4.41
   KHI          9561    35626     40.80     43.50     0.06      1.73      0.02     0.03      2.04      4.25
   KHI          9561    35627     43.50     46.50     0.10      0.46      0.02     0.03      1.35      3.79
   KHI          9561    35628     46.50     51.00     0.09      0.11      0.02     0.05      1.37      3.84
   KHI          9561    35629     51.00     56.30     0.07      0.26      0.02     0.06      2.41      5.97
   KHI          9561    35630     56.30     62.40     0.09      3.51      0.01     0.03      4.14      6.57
   KHI          9561    35631     62.40     67.10     0.12      1.16      0.01     0.03      1.25      3.24
   KHI          9561    35632     67.10     68.10     0.08      0.79      0.02     0.03      0.87      3.10
   KHI          9561    35633     68.10     71.50     0.12      1.77      0.02     0.03      2.13      4.41
   KHI          9561    35634     71.50     78.30     0.10      1.80      0.02     0.03      2.14      4.09


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9561    35635     78.30     80.40     0.17      0.40      0.02     0.10      0.41      2.50
   KHI          9561    35636     80.40     84.20     0.08      2.39      0.02     0.05      2.56      4.12
   KHI          9561    35637     84.20     86.90     0.10      0.65      0.00     0.05      0.79      2.37
   KHI          9561    35638     86.90     91.10     0.20      2.74      0.05     0.08      2.87      4.08
   KHI          9561    35639     91.10     95.50     0.20      1.29      0.08     0.06      1.36      3.24
   KHI          9561    35640     95.50    103.10     0.20      0.19      0.03     0.05      0.39      2.73
   KHI          9561    35641    103.10    108.80     0.25      0.41      0.03     0.05      0.89      2.08
   KHI          9561    35642    117.30    124.30     0.10      0.32      0.01     0.04      0.52      1.24
   KHI          9561    35643    124.30    128.40     0.21      1.71      0.03     0.14      1.95      2.64
   KHI          9561    35644    128.40    133.80     0.10      0.76      0.02     0.07      1.23      2.14
   KHI          9561    35645    133.80    138.00     0.13      0.46      0.02     0.17      0.61      1.34
   KHI          9561    35646    138.00    143.30     0.13      1.71      0.09     0.22      1.88      2.79
   KHI          9561    35647    143.30    144.70     0.05      0.38      0.03     0.08      0.46      1.07
   KHI          9561    35648    144.70    147.70     0.11      1.06      0.03     0.08      0.99      1.61
   KHI          9561    35649    147.70    153.40     0.07      0.46      0.02     0.02      2.04      2.60
   KHI          9560    35585     34.70     34.90     0.15      0.23      0.04     0.34      1.41      4.64
   KHI          9560    35586     34.90     37.20     0.15      0.47      0.01     0.06      0.87      4.38
   KHI          9560    35587     37.20     38.20     0.15      0.20      0.01     2.96      2.50      1.82
   KHI          9560    35588     38.20     41.00     0.06      0.95      0.01     0.06     10.13     12.65
   KHI          9560    35589     41.00     43.00     0.08      0.32      0.02     0.09      1.23      4.72
   KHI          9560    35590     43.00     44.10     0.12      0.95      0.00     0.14      2.49      4.76
   KHI          9560    35591     44.10     45.40     0.09      0.23      0.01     0.29      0.99      3.96
   KHI          9560    35592     45.40     48.30     0.12      1.12      0.01     0.04      1.34      4.07
   KHI          9560    35593     48.30     49.60     0.09      1.20      0.00     0.11      1.79      4.02
   KHI          9560    35594     49.60     50.90     0.14      0.29      0.01     0.14      1.98      3.94
   KHI          9560    35595     50.90     54.60     0.10      1.86      0.01     0.10      2.12      4.53
   KHI          9560    35596     54.60     55.40     0.13      0.51      0.01     0.17      0.78      2.71
   KHI          9560    35597     55.40     59.20     0.10      2.16      0.01     0.05      6.15      3.93
   KHI          9560    35598     59.20     62.20     0.06      2.55      0.01     0.07      2.79      4.36
   KHI          9560    35599     62.20     63.60     0.10      1.09      0.07     1.10      1.92      3.00
   KHI          9560    35600     63.60     67.00     0.22      2.78      0.00     0.07      3.48      4.54
   KHI          9560    35601     67.00     68.90     0.20      2.75      0.03     0.45      3.34      4.35
   KHI          9560    35602     68.90     69.70     0.13      0.68      0.06     1.19      1.89      2.34
   KHI          9560    35603     69.70     74.50     0.06      2.87      0.01     0.06      3.06      3.85
   KHI          9560    35604     74.50     75.60     0.13      1.60      0.01     3.25      3.30      4.01
   KHI          9560    35605     75.60     78.10     0.09      2.23      0.01     0.04      2.37      4.57
   KHI          9560    35606     78.10     78.40     0.11     19.34      0.01     0.26     19.81     20.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9560    35607     78.40     80.90     0.14      6.78      0.01     0.91      8.95      7.76
   KHI          9560    35608     80.90     81.30     0.14      0.29      0.01     0.51      0.89      1.28
   KHI          9560    35609     81.30     86.40     0.25      2.39      0.01     0.09      2.57      3.31
   KHI          9560    35610     86.40     87.70     0.17      1.06      0.02     0.50      3.37      3.60
   KHI          9560    35611     87.70     87.90     0.08      4.95      0.01    31.59     23.17     10.03
   KHI          9560    35612     87.90     89.40     0.06      0.68      0.02     1.21      1.53      1.86
   KHI          9560    35613     89.40     90.30     0.05      5.71      0.03    13.25     14.01      8.25
   KHI          9560    35614     90.30     95.80     0.10      2.09      0.20     3.77      5.61      4.16
   KHI          9559    38044     26.00     29.10     0.03      0.28      0.01     0.03      4.57      5.58
   KHI          9559    38045     29.10     34.10     0.23      9.03      0.02     0.16     29.16     28.70
   KHI          9559    38046     34.10     40.30     1.08     18.43      0.03     0.43     35.61     32.89
   KHI          9559    38047     40.30     41.80     0.05      3.01      0.03     0.44      5.39      5.85
   KHI          9559    38048     44.60     50.10     0.23      3.80      0.04     0.10     22.49     20.43
   KHI          9559    38049     50.10     57.20     0.12     13.29      0.02     0.19     15.79     14.91
   KHI          9559    38050     57.20     61.00     0.02     13.02      0.02     0.33     17.23     17.45
   KHI          9559    38051     61.00     67.30     0.01      3.28      0.01     0.11      3.53      5.00
   KHI          9559    38052     67.30     71.90     0.03      5.32      0.01     0.12      5.20      5.83
   KHI          9559    38053     71.90     75.50     0.01      4.74      0.01     0.07      4.89      5.90
   KHI          9559    38054     75.50     79.40     0.02      3.09      0.01     0.05      2.99      4.53
   KHI          9559    38055     79.40     82.00     0.02      5.31      0.02     0.09      6.34      7.10
   KHI          9559    38056     82.00     84.90     0.21     17.54      0.02     0.27     16.41     15.71
   KHI          9559    38057     84.90     87.90     0.01      1.85      0.02     0.05      3.70      4.37
   KHI          9559    38058     87.90     92.20     0.04      2.47      0.02     0.15      3.06      3.00
   KHI          9559    38059     92.20     93.80     0.03      4.01      0.03     0.13      4.30      4.90
   KHI          9559    38060     93.80     97.50     0.08      1.34      0.05     0.27      1.74      2.75
   KHI          9559    38061     97.50     99.70     0.07      1.39      0.02     0.08      2.78      3.37
   KHI          9559    38062    103.60    106.10     0.02      0.97      0.02     0.14      1.37      1.99
   KHI          9559    38063    106.10    111.10     0.02      0.41      0.02     0.13      0.64      1.26
   KHI          9559    38064    111.10    116.90     0.10      0.29      0.01     0.03      1.62      2.17
   KHI          9559    38065    116.90    119.50     0.04      0.23      0.02     0.11      0.88      1.18
   KHI          9559    38066    119.50    122.60     0.01      0.93      0.03     0.14      1.36      2.12
   KHI          9559    38067    122.60    124.80     0.09      3.32      0.02     2.97      5.96      4.32
   KHI          9559    38068    124.80    131.00     0.04      1.05      0.02     0.38      1.38      1.65
   KHI          9559    38069    141.90    143.90     0.03      2.54      0.01     0.42      3.00      2.80
   KHI          9559    38070    143.90    149.30     0.03      1.56      0.01     0.09      2.75      2.17
   KHI          9559    38071    149.30    152.90     0.01      0.06      0.03     1.04      1.10      1.10
   KHI          9559    38072    152.90    154.60     0.04      3.10      0.01     0.81     10.17      9.19


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9558    31181     47.30     50.80     0.22      2.53      0.00     0.88      3.18      3.28
   KHI          9558    31182     50.80     54.30     0.22      3.42      0.00     0.98      3.65      3.82
   KHI          9558    31183     54.30     58.80     0.06      1.29      0.00     0.88      1.33      1.91
   KHI          9558    31184     58.80     63.60     0.01      0.20      0.00     0.93      0.25      1.09
   KHI          9558    31185     63.60     68.00     0.02      1.66      0.00     1.03      1.81      3.82
   KHI          9558    31186     68.00     71.20     0.04      2.17      0.00     0.67      2.28      4.64
   KHI          9558    31187     71.20     73.40     0.00      0.69      0.00     0.98      0.68      3.82
   KHI          9558    31188     73.40     77.90     0.02      1.16      0.00     0.77      0.61      3.28
   KHI          9558    31189     77.90     82.50     0.00      0.26      0.00     0.56      0.25      3.00
   KHI          9558    31190     82.50     88.00     0.01      0.91      0.00     0.35      0.74      4.09
   KHI          9557    31735     42.00     43.40     0.15      1.17      0.00     0.32      1.28      2.79
   KHI          9557    31736     43.40     45.00     0.00      0.59      0.00     0.37      0.46      2.51
   KHI          9557    31737     45.00     47.10     0.05      2.23      0.00     0.32      2.43      3.35
   KHI          9557    31738     47.10     47.80     0.00      0.43      0.00     0.27      0.40      2.23
   KHI          9557    31739     49.10     51.10     0.00      1.26      0.00     0.37      1.19      1.95
   KHI          9557    31740     51.10     52.50     0.06      2.10      0.00     0.27      2.20      3.35
   KHI          9557    31741     52.50     54.40     0.00      1.29      0.00     0.21      1.23      2.23
   KHI          9557    31742     54.40     59.30     0.08      0.81      0.00     0.27      0.68      1.95
   KHI          9557    31743     59.30     63.90     0.06      0.72      0.00     0.21      0.73      1.95
   KHI          9557    31744     68.60     70.10     0.07      0.60      0.00     0.32      0.51      1.39
   KHI          9557    31745     70.10     70.80     0.13      0.28      0.00     0.43      0.34      1.67
   KHI          9557    31746     70.80     75.80     0.00      1.48      0.00     0.37      1.67      3.90
   KHI          9557    31747     75.80     76.40     0.09      0.33      0.00     0.27      0.30      1.67
   KHI          9557    31748     76.40     78.90     0.00      2.08      0.00     0.05      2.32      5.02
   KHI          9557    31749     78.90     80.50     0.00      1.16      0.00     0.48      0.75      1.95
   KHI          9557    31750     80.50     84.80     0.00      0.88      0.00     0.27      0.62      3.35
   KHI          9557    31751     84.80     85.70     0.00      1.39      0.00     0.21      1.20      4.18
   KHI          9557    31752     85.70     86.10     0.05      0.30      0.00     0.43      0.35      1.95
   KHI          9557    31753     93.10     93.70     0.14      1.33      0.00     0.37      0.79      2.79
   KHI          9556    36098     31.90     33.10     0.06      1.06      0.02     0.09      1.16      1.44
   KHI          9556    36099     33.10     35.40     0.12      0.87      0.02     0.04      1.18      1.35
   KHI          9556    36100     35.40     37.10     0.09      0.46      0.01     0.02      0.51      0.89
   KHI          9556    36101     37.10     39.90     0.08      1.32      0.01     0.33      1.69      2.23
   KHI          9556    36102     39.90     42.50     0.04      0.89      0.01     0.42      1.28      1.81
   KHI          9556    36103     42.50     44.20     0.02      0.67      0.03     0.54      1.10      1.70
   KHI          9556    36104     44.20     47.40     0.02      0.88      0.02     0.14      0.82      1.25
   KHI          9556    36105     47.40     51.50     0.06      1.10      0.03     0.42      1.28      1.72


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9556    36106     51.50     54.30     0.16      7.68      0.02     6.82     16.10      8.35
   KHI          9556    36107     54.30     55.50     0.02      2.67      0.06     0.86      3.30      3.97
   KHI          9556    36108     55.50     58.90     0.14      4.37      0.01     0.17      4.63      5.09
   KHI          9556    36109     58.90     61.20     0.14      1.17      0.01     0.74      1.13      1.44
   KHI          9556    36110     61.20     63.90     0.05      0.88      0.01     0.03      0.86      1.26
   KHI          9556    36111     63.90     67.20     0.10      2.57      0.01     0.08      2.76      2.90
   KHI          9556    36112     67.20     70.60     0.05      2.36      0.02     0.31      2.67      3.75
   KHI          9556    36113     70.60     73.50     0.44     22.65      0.02     0.34     23.65     20.46
   KHI          9556    36114     73.50     75.80     0.15      1.14      0.03     0.12      1.15      1.89
   KHI          9556    36115     75.80     80.30     0.10      0.51      0.02     0.03      0.54      1.05
   KHI          9556    36116     80.30     84.00     0.14      1.28      0.02     0.14      1.28      2.05
   KHI          9556    36117     84.00     87.40     0.08      1.73      0.09     1.18      2.32      2.10
   KHI          9556    36118     87.40     90.90     0.06      1.01      0.02     0.03      1.00      1.32
   KHI          9556    36119     90.90     93.10     0.32      4.60      0.02     0.09      4.67      4.32
   KHI          9556    36120     93.10     95.40     0.12      1.58      0.02     0.03      1.52      1.93
   KHI          9556    36121     95.40     98.60     0.10      1.68      0.02     0.03      1.74      2.65
   KHI          9556    36122     98.60    102.60     0.18     10.01      0.01     0.17     10.68      9.72
   KHI          9556    36123    102.60    104.10     0.08      2.08      0.02     0.31      2.40      3.67
   KHI          9556    36124    104.10    106.90     1.46      6.51      0.03     0.40      6.87      6.64
   KHI          9556    36125    106.90    112.10     0.58      4.88      0.15     2.37      6.66      6.17
   KHI          9556    36126    112.10    114.70     0.27     10.34      1.59    10.40     16.57     11.39
   KHI          9556    36127    114.70    115.60     0.14      2.01      0.06     1.88      3.26      3.58
   KHI          9556    36128    115.60    117.80     0.32     11.75      1.04    20.32     24.10     12.93
   KHI          9556    36129    117.80    120.90     0.06      2.28      0.03     0.08      3.76      3.56
   KHI          9556    36130    120.90    123.50     0.02      3.60      0.03     0.08      2.40      4.39
   KHI          9555    36223     25.40     27.50     0.15      0.35      0.02     0.25      1.09      1.30
   KHI          9555    36223     27.50     29.70     0.04      0.88      0.01     0.24      1.46      1.60
   KHI          9555    36223     34.60     38.60     0.04      1.20      0.03     0.97      2.37      2.16
   KHI          9555    36223     38.60     43.20     0.05      0.70      0.01     1.18      2.80      2.66
   KHI          9555    36223     43.20     46.20     0.02      0.57      0.02     3.25      3.92      2.60
   KHI          9555    36223     46.20     50.60     0.02      0.51      0.02     3.46      5.43      2.92
   KHI          9555    36223     50.60     55.20     0.07      1.67      0.04     0.20      2.07      2.44
   KHI          9555    36223     55.20     57.50     0.08      1.44      0.02     1.15      5.09      4.98
   KHI          9555    36223     57.50     61.20     0.37      2.24      0.02     0.39      2.07      2.49
   KHI          9555    36223     61.20     62.80     0.05      1.59      0.01     0.98      2.28      2.18
   KHI          9555    36223     62.80     66.20     1.44      6.11      0.03     0.45      5.75      4.62
   KHI          9555    36223     66.20     69.10     0.32      1.58      0.01     0.99      2.13      2.63


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9555    36223     69.10     72.40     0.09      1.66      0.01     0.12      1.73      2.24
   KHI          9555    36223     72.40     74.80     0.08      1.43      0.01     2.02      3.49      4.02
   KHI          9555    36223     74.80     79.80     0.02      0.62      0.16     0.63      1.43      1.44
   KHI          9555    36223     79.80     81.90     0.14      4.48      0.29    12.88     11.08      3.69
   KHI          9555    36223     81.90     87.50     0.07      0.92      0.13     6.82      8.37      5.89
   KHI          9555    36223     87.50     92.10     0.09     12.58      0.21     9.56     16.50      9.36
   KHI          9555    36223     92.10     95.40     0.16     12.40      0.46    16.32     20.98      9.33
   KHI          9555    36223     95.40    101.20     0.16     12.74      1.02    32.14     28.22      9.38
   KHI          9555    36223    101.20    105.00     0.02      3.58      0.04     0.20      3.82      3.39
   KHI          9555    36223    105.00    108.30     0.06      2.79      0.01     1.18      3.92      3.64
   KHI          9555    36223    108.30    110.80     0.08     12.92      0.04    11.40     19.61     13.00
   KHI          9555    36223    110.80    116.80     0.09     11.18      0.03     7.09     15.79     10.52
   KHI          9555    36223    116.80    121.30     1.14     14.67      0.02     0.93     17.40     15.58
   KHI          9555    36223    122.00    125.10     0.30      3.26      0.29     2.24      5.99      5.23
   KHI          9553    35502     22.50     25.10     0.07      1.61      0.49     0.09      2.08      4.53
   KHI          9553    35503     25.10     27.30     0.04      0.82      0.09     1.91      2.65      3.58
   KHI          9553    35504     27.30     29.30     0.05      0.64      0.04     0.08      0.87      2.04
   KHI          9553    35505     29.30     34.00     0.09      0.50      0.02     0.38      1.26      2.41
   KHI          9553    35506     38.10     39.10     0.06      0.74      0.02     0.05      1.01      3.79
   KHI          9553    35507     39.10     40.10     0.07      0.54      0.03     0.82      1.66      2.26
   KHI          9553    35508     40.10     43.30     0.12      0.95      0.08     0.30      1.74      3.49
   KHI          9553    35509     43.30     45.80     0.22      1.10      0.02     0.07      5.69      7.27
   KHI          9553    35510     45.80     48.80     0.10      4.74      0.03     0.05      3.37      4.61
   KHI          9553    35511     48.80     52.10     0.03      0.57      0.03     0.15      0.73      3.03
   KHI          9553    35512     52.10     55.50     0.06      1.28      0.01     2.73      3.55      4.47
   KHI          9553    35513     55.50     57.80     0.03      1.97      0.02     0.06      2.05      4.05
   KHI          9553    35514     57.80     59.90     0.04      1.59      0.01     0.17      2.01      4.68
   KHI          9553    35515     59.90     61.30     0.06      0.53      0.01     0.24      0.87      3.03
   KHI          9553    35516     61.30     62.90     0.07      0.68      0.01     0.47      1.15      2.88
   KHI          9553    35517     62.90     66.00     0.06      0.88      0.02     1.34      2.38      3.77
   KHI          9553    35518     72.20     74.90     0.10      0.72      0.01     0.08      2.49      3.83
   KHI          9553    35519     77.30     81.30     0.06      1.63      0.01     0.18      1.30      3.30
   KHI          9553    35520     81.30     85.20     0.07      1.08      0.01     0.65      1.21      2.37
   KHI          9553    35521    100.00    102.40     0.04      2.33      0.02     0.12      1.87      4.15
   KHI          9553    35522    102.40    105.10     0.07      0.95      0.00     0.12      0.64      1.98
   KHI          9553    35523    105.10    109.50     0.12      2.63      0.01     0.09      1.92      3.90
   KHI          9553    35524    111.80    114.00     0.09      0.51      0.02     3.03     10.21     10.06


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9553    35525    114.00    116.20     0.09      1.68      0.01     0.28      4.49      5.80
   KHI          9553    35526    116.20    117.80     0.33      0.50      0.00     0.12      1.38      2.63
   KHI          9553    35527    117.80    120.80     0.10      2.14      0.00     0.94      2.83      4.36
   KHI          9553    35528    127.00    129.70     0.13      1.42      0.01     2.50      3.44      3.15
   KHI          9553    35529    129.70    131.00     0.06      0.48      0.00     2.49      4.19      4.93
   KHI          9553    35530    131.00    133.30     0.07      2.04      0.01     0.09      2.42      4.41
   KHI          9553    35531    137.70    140.70     0.08      2.25      0.01     0.16      3.11      4.04
   KHI          9553    35532    140.70    142.40     0.04      0.90      0.02     0.34      1.02      2.21
   KHI          9551    35396     22.20     25.40     0.04      0.90      0.01     0.09      2.48      5.74
   KHI          9551    35397     27.10     28.10     0.05      0.47      0.01     0.44      2.71      8.82
   KHI          9551    35398     30.50     31.80     0.01      0.66      0.01     0.13      1.21      3.07
   KHI          9551    35399     31.80     34.20     0.03      0.41      0.02     0.16      1.60      4.40
   KHI          9551    35400     34.20     36.70     0.01      1.30      0.00     0.15      2.78      5.34
   KHI          9551    35401     36.70     37.40     0.01      0.46      0.00     0.07      2.32      4.52
   KHI          9551    35402     37.40     41.10     0.01      1.39      0.01     0.10      1.46      3.51
   KHI          9551    35403     41.10     45.00     0.01      1.52      0.00     0.11      1.73      3.57
   KHI          9551    35404     45.00     48.00     0.02      0.74      0.01     0.16      1.12      3.04
   KHI          9551    35405     48.00     51.10     0.03      0.65      0.01     0.13      1.76      3.13
   KHI          9551    35406     51.10     54.30     0.02      0.24      0.01     0.05      0.65      1.88
   KHI          9551    35407     54.30     56.30     0.03      0.40      0.01     0.06      0.23      1.80
   KHI          9551    35408     56.30     59.80     0.02      0.89      0.01     0.07      0.63      2.52
   KHI          9551    35409     59.80     63.20     0.03      0.74      0.04     0.04      0.82      3.71
   KHI          9551    35410     63.20     65.20     0.02      1.05      0.09     0.10      0.93      3.16
   KHI          9551    35411     65.20     68.90     0.04      0.63      0.09     0.07      0.65      2.83
   KHI          9551    35412     70.00     71.90     0.04      0.88      0.01     0.04      1.25      3.36
   KHI          9551    35413     71.90     74.50     0.03      1.66      0.04     0.29      3.03      3.80
   KHI          9551    35414     74.50     77.40     0.02      1.11      0.02     0.11      1.54      3.40
   KHI          9551    35415     77.40     80.60     0.03      1.09      0.01     0.07      1.24      3.22
   KHI          9551    35416     80.60     83.90     0.03      2.10      0.01     0.07      2.28      3.70
   KHI          9551    35417     83.90     85.70     0.04      0.56      0.01     0.11      0.74      2.46
   KHI          9551    35418     85.70     88.70     0.02      0.89      0.01     0.07      1.09      3.21
   KHI          9551    35419     88.70     90.30     0.03      0.64      0.01     0.05      0.68      2.35
   KHI          9551    35420     90.30     92.80     0.04      2.36      0.01     0.10      2.58      4.52
   KHI          9551    35421     92.80     95.30     0.04      1.68      0.01     1.06      2.09      3.55
   KHI          9551    35422     98.40    100.10     0.06      1.57      0.01     0.12      2.10      2.87
   KHI          9551    35423    104.10    107.80     0.03      1.92      0.02     0.14      4.54      2.49
   KHI          9551    35424    107.80    110.70     0.07      4.19      0.01     0.08      1.84      4.69


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9551    35425    110.70    114.60     0.04      1.21      0.06     0.30      1.35      1.93
   KHI          9551    35426    114.60    117.10     0.03      0.49      0.02     0.11      2.59      1.40
   KHI          9551    35427    117.10    117.80     0.03      1.39      0.02     5.04      2.58      2.88
   KHI          9551    35428    117.80    121.00     0.03      3.17      0.02     0.14      3.30      3.59
   KHI          9551    35429    121.00    124.50     0.03      2.26      0.03     0.67      2.51      2.76
   KHI          9551    35430    124.50    126.60     0.07      2.22      0.02     0.64      5.28      4.45
   KHI          9551    35431    126.60    129.70     0.07      0.37      0.02     4.17      5.58      4.26
   KHI          9550    38073     34.90     40.20     0.01      2.14      0.02     0.15      2.20      4.76
   KHI          9550    38074     40.20     45.60     0.01      1.37      0.02     0.06      2.79      3.98
   KHI          9550    38075     45.60     49.20     0.06      2.34      0.01     0.02      2.16      2.64
   KHI          9550    38076     49.20     51.60     0.05      1.31      0.02     0.07      1.62      2.95
   KHI          9550    38077     51.60     53.90     0.01      1.93      0.02     0.10      3.65      4.14
   KHI          9550    38078     53.90     57.90     0.01      0.60      0.02     0.02      1.65      2.65
   KHI          9550    38079     57.90     63.10     0.01      0.49      0.02     0.42      1.82      2.15
   KHI          9550    38080     63.10     65.80     0.01      1.71      0.02     0.14      2.73      3.05
   KHI          9550    38081     65.80     70.20     0.01      2.03      0.02     0.04      1.72      3.81
   KHI          9550    38082     70.20     73.30     0.01      2.27      0.01     0.29      2.41      3.61
   KHI          9550    38083     73.30     79.70     0.01      0.91      0.02     0.05      1.96      3.81
   KHI          9550    38084     79.70     84.60     0.01      2.36      0.01     0.03      4.29      3.34
   KHI          9550    38085     84.60     88.80     0.01      0.89      0.02     0.11      2.27      2.43
   KHI          9550    38086     88.80     90.20     0.03      1.42      0.02     0.05      1.31      2.35
   KHI          9550    38087     90.20     93.40     0.04      2.23      0.03     0.10      2.59      2.87
   KHI          9550    38088     93.40     97.90     0.02      1.29      0.02     0.43      3.59      4.01
   KHI          9550    38089     97.90    100.80     0.01      3.44      0.02     0.36      1.85      2.12
   KHI          9550    38090    100.80    103.80     0.01      2.50      0.04     0.06      4.02      3.14
   KHI          9550    38091    103.80    107.60     0.02      1.88      0.02     0.34      2.81      2.38
   KHI          9550    38092    107.60    110.60     0.15      1.15      0.03     0.11      1.20      1.60
   KHI          9550    38093    110.60    114.00     0.05      2.70      0.02     1.05      3.95      3.53
   KHI          9550    38094    114.00    116.00     0.18      4.47      0.02    18.40     19.05      9.38
   KHI          9550    38095    116.00    118.70     0.17      8.69      0.02     0.11      9.02      7.99
   KHI          9550    38096    118.70    120.70     0.01      2.40      0.02     0.10      2.49      3.52
   KHI          9550    38097    120.70    122.60     0.03      0.99      0.03     0.06      0.98      1.37
   KHI          9550    38098    122.60    126.20     0.02      4.67      0.02     0.10      4.89      4.35
   KHI          9550    38099    126.20    132.20     0.09      2.53      0.01     0.09      2.47      2.48
   KHI          9549    31257     23.00     28.40     0.00      1.02      0.00     0.40      1.25      2.50
   KHI          9549    31258     28.40     30.00     0.23      2.36      0.00     0.45      2.50      3.89
   KHI          9549    31259     30.00     31.20     0.28      1.52      0.00     0.35      1.49      3.07


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9549    31260     31.20     33.30     0.05      3.00      0.00     0.35      2.95      3.62
   KHI          9549    31261     33.30     37.50     0.00      0.38      0.00     0.15      0.40      1.68
   KHI          9549    31262     37.50     38.90     0.12      2.79      0.00     0.35      2.87      4.73
   KHI          9549    31263     38.90     40.70     0.30      0.31      0.00     0.40      0.08      1.40
   KHI          9549    31264     40.70     49.30     0.04      1.03      0.00     8.02      5.97      3.62
   KHI          9549    31265     49.30     54.20     0.23      0.66      0.00     0.25      0.29      2.79
   KHI          9549    31266     54.20     56.30     0.12      3.73      0.00     0.40      3.69      5.01
   KHI          9549    31267     56.30     60.00     0.20      0.37      0.00     0.30      0.28      2.23
   KHI          9549    31268     60.00     66.00     0.23      0.71      0.00     0.25      0.80      3.62
   KHI          9547    31720     11.50     13.20     0.17      2.32      0.00     0.37      2.37      3.48
   KHI          9547    31721     13.20     15.80     0.30      0.81      0.00     0.42      0.87      1.81
   KHI          9547    31722     15.80     21.60     0.24      2.51      0.00     0.26      2.61      3.62
   KHI          9547    31723     24.40     25.40     0.27      1.56      0.00     0.37      1.67      2.51
   KHI          9547    31724     25.40     26.50     0.38      0.41      0.00     0.21      0.36      1.53
   KHI          9547    31725     26.50     27.30     0.29      4.30      0.00     0.21      2.05      2.93
   KHI          9547    31726     30.90     33.10     0.25      1.02      0.00     0.26      0.95      2.23
   KHI          9547    31727     33.10     36.20     0.25      1.87      0.00     0.37      1.90      3.07
   KHI          9547    31728     36.20     37.20     0.25      0.19      0.00     0.16      0.20      0.98
   KHI          9547    31729     37.20     41.10     0.15      2.00      0.00     0.21      1.99      4.88
   KHI          9547    31730     41.10     43.90     0.08      1.48      0.00     0.21      1.43      3.62
   KHI          9547    31731     43.90     46.60     0.15      3.13      0.00     0.21      2.48      5.30
   KHI          9547    31732     46.60     51.50     0.11      0.64      0.00     0.26      0.40      3.90
   KHI          9547    31733     51.50     55.80     0.10      0.68      0.00     0.35      0.50      3.90
   KHI          9546    35964     35.10     36.70     0.06      2.06      0.01     0.05      2.21      2.80
   KHI          9546    35965     41.90     44.30     0.07      0.62      0.01     0.12      1.03      1.59
   KHI          9546    35966     44.30     48.30     0.13      2.07      0.01     0.07      2.02      2.62
   KHI          9546    35967     48.30     51.40     0.04      2.02      0.01     0.06      1.94      2.60
   KHI          9546    35968     51.40     54.30     0.13      2.21      0.01     0.07      2.26      3.06
   KHI          9546    35969     54.30     59.50     0.21      4.28      0.01     0.35      4.54      4.31
   KHI          9546    35970     59.50     62.00     0.21      5.58      0.01     4.45      7.97      6.20
   KHI          9546    35971     62.00     67.20     0.23      2.37      0.01     0.04      2.60      3.21
   KHI          9546    35972     67.20     70.20     0.20      6.13      0.01     0.13      6.58      6.28
   KHI          9546    35973     70.20     74.40     0.17      1.56      0.02     0.03      1.43      2.05
   KHI          9546    35974     74.40     75.40     0.19     15.50      0.02     5.00     19.32     14.93
   KHI          9546    35975     75.40     79.60     0.18      1.79      0.01     0.09      1.85      2.80
   KHI          9546    35976     79.60     82.50     0.04      2.04      0.01     0.05      2.10      3.03
   KHI          9546    35977     82.50     84.70     0.20      0.64      0.01     0.04      0.55      1.21


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9546    35978     84.70     87.60     0.25      2.62      0.01     0.04      2.53      3.04
   KHI          9546    35979     87.60     91.20     0.30      1.36      0.01     0.05      1.21      1.48
   KHI          9546    35980     91.20     94.80     0.23      3.10      0.01     0.06      2.86      2.99
   KHI          9546    35981     94.80     98.60     0.18      0.48      0.01     0.14      0.28      1.49
   KHI          9546    35982     98.60    102.40     0.23      2.04      0.01     0.10      1.75      2.11
   KHI          9546    35983    102.40    106.30     0.57      4.15      0.01     0.12      3.61      2.85
   KHI          9546    35984    106.30    109.50     0.06      1.32      0.01     0.06      2.06      3.61
   KHI          9546    35985    109.50    112.70     0.06      1.24      0.01     0.04      1.06      2.41
   KHI          9546    35986    112.70    116.80     0.06      1.43      0.01     0.06      1.29      3.15
   KHI          9546    35987    116.80    121.40     0.18      4.28      0.01     0.08      2.39      4.10
   KHI          9546    35988    121.40    124.40     0.03      2.26      0.01     0.12      2.20      4.24
   KHI          9546    35989    124.40    127.60     0.06      2.60      0.01     0.06      2.51      4.27
   KHI          9546    36025    127.60    131.40     0.06      1.40      0.02     0.04      1.48      4.24
   KHI          9546    36026    131.40    136.50     0.03      4.72      0.03     0.06      4.84      7.98
   KHI          9546    36027    136.50    140.00     0.05      2.91      0.06     0.14      3.19      5.88
   KHI          9546    36028    140.00    144.70     0.05      3.04      0.03     0.06      3.12      3.56
   KHI          9546    36029    144.70    145.30     0.06      0.89      0.03     0.11      1.31      3.39
   KHI          9545    36030     16.60     19.30     0.07      1.11      0.03     0.04      1.44      2.46
   KHI          9545    36031     19.30     22.90     0.10      0.74      0.03     0.06      0.90      1.99
   KHI          9545    36032     22.90     24.60     0.04      1.35      0.03     0.06      1.39      2.17
   KHI          9545    36033     24.60     25.50     0.02      1.02      0.03     0.09      1.21      1.79
   KHI          9545    36034     25.50     28.00     0.02      1.67      0.03     0.03      1.70      2.28
   KHI          9545    36035     28.00     31.70     0.02      3.16      0.02     0.11      3.36      3.43
   KHI          9545    36036     31.70     35.20     0.02      2.28      0.03     0.06      2.26      2.95
   KHI          9545    36037     35.20     37.30     0.04      1.83      0.03     0.05      1.65      1.90
   KHI          9545    36038     37.30     40.30     0.02      3.84      0.04     0.23      3.68      3.64
   KHI          9545    36039     40.30     43.50     0.05      3.32      0.04     0.09      3.13      3.24
   KHI          9545    36040     43.50     47.00     0.02      0.81      0.02     0.04      0.83      2.94
   KHI          9545    36041     47.00     51.40     0.15      1.26      0.01     0.05      1.35      1.98
   KHI          9545    36042     51.40     54.70     0.02      1.12      0.04     0.15      1.12      2.65
   KHI          9545    36043     54.70     59.90     0.02      1.82      0.02     0.03      1.76      2.15
   KHI          9545    36044     59.90     63.40     0.02      2.83      0.02     0.04      3.55      3.54
   KHI          9545    36045     63.40     65.70     0.07      0.90      0.03     0.20      1.10      2.53
   KHI          9545    36046     65.70     67.50     0.16      3.40      0.04     0.09      3.65      3.38
   KHI          9545    36047     67.50     72.30     1.20     14.04      0.04     6.58     14.22      7.89
   KHI          9545    36048     72.30     75.60     0.19      7.37      0.01     1.19      8.94      7.04
   KHI          9545    36049     75.60     79.50     0.04      2.34      0.01     0.79      2.72      2.69


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9545    36050     79.50     81.80     0.43     13.00      0.01    25.72     26.16     11.43
   KHI          9545    36051     81.80     84.70     0.04      4.99      0.01     0.32      5.60      5.04
   KHI          9545    36052     84.70     88.20     0.02      2.44      0.01     0.05      2.92      3.03
   KHI          9545    36053     88.20     91.30     0.04      1.06      0.02     0.13      1.10      1.60
   KHI          9545    36054     91.30     94.40     0.08      3.58      0.01     0.08      3.78      4.70
   KHI          9545    36055     94.40     97.20     0.16      4.69      0.02     0.07      5.22      4.84
   KHI          9545    36056     97.20    100.90     0.02      1.93      0.02     0.03      1.83      2.66
   KHI          9545    36057    100.90    103.90     0.04      1.90      0.01     0.04      2.15      2.64
   KHI          9545    36058    103.90    106.80     0.09      2.09      0.01     0.03      2.11      2.90
   KHI          9545    36059    106.80    109.00     0.08      3.25      0.01     0.30      3.56      4.07
   KHI          9545    36060    109.00    112.80     0.03      1.10      0.01     0.02      1.12      2.17
   KHI          9545    36061    112.80    116.90     1.70      6.33      0.01     0.33      6.44      5.69
   KHI          9545    36062    116.90    119.80     0.22      6.94      0.01     0.07      8.21      8.06
   KHI          9545    36063    119.80    121.00     0.24      3.61      0.01     0.98      5.31      3.78
   KHI          9544    38019     37.70     49.90     0.02      0.36      0.01     0.05      1.21      2.53
   KHI          9544    38020     56.30     61.10     0.03      2.67      0.02     0.06      3.07      4.09
   KHI          9544    38021     61.10     65.90     0.01      0.46      0.01     0.02      0.52      2.37
   KHI          9544    38022     65.90     70.70     0.04      1.32      0.01     0.10      1.45      2.96
   KHI          9544    38023     70.70     73.90     0.02      0.30      0.01     0.11      0.44      1.79
   KHI          9544    38024     73.90     76.40     0.03      0.99      0.01     0.03      0.95      2.66
   KHI          9544    38025     76.40     81.90     0.02      0.58      0.01     0.05      0.48      2.06
   KHI          9544    38026     81.90     85.90     0.02      1.29      0.01     0.04      0.74      2.21
   KHI          9544    38027     85.90     89.90     0.02      0.89      0.01     0.06      0.74      1.95
   KHI          9544    38028     89.90     93.50     0.02      0.54      0.01     0.03      0.39      2.49
   KHI          9544    38029     93.50     95.90     0.02      1.35      0.01     0.02      1.00      2.89
   KHI          9544    38030     95.90     98.90     0.02      0.91      0.01     0.06      1.00      3.24
   KHI          9544    38031     98.90    103.70     0.03      3.12      0.01     0.26      3.39      5.63
   KHI          9544    38032    103.70    109.70     0.01      1.09      0.01     0.03      1.23      2.47
   KHI          9544    38033    109.70    112.00     0.03      0.38      0.01     0.02      1.39      2.44
   KHI          9544    38034    112.00    115.40     0.03      1.40      0.01     0.03      2.68      3.00
   KHI          9544    38035    115.40    119.90     0.02      2.50      0.01     0.12      0.37      3.19
   KHI          9544    38036    119.90    122.90     0.01      0.29      0.01     0.05      4.01      1.23
   KHI          9544    38037    122.90    126.80     0.05      3.15      0.03     0.59      0.93      3.89
   KHI          9544    38038    126.80    128.80     0.03      0.83      0.01     0.09      2.56      1.48
   KHI          9544    38039    128.80    133.20     0.09      2.38      0.01     0.30      2.50      3.41
   KHI          9544    38040    133.20    136.50     0.03      2.36      0.01     0.18      3.13      3.50
   KHI          9544    38041    136.50    138.00     0.06      1.05      0.01     3.57      1.45      2.09


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9544    38042    138.00    140.00     0.02      0.58      0.01     0.88      1.20      1.40
   KHI          9544    38043    140.00    144.00     0.02      0.06      0.01     0.66      3.06      3.05
   KHI          9543    38100     68.50     70.00     0.06      0.83      0.03     0.04      0.77      1.58
   KHI          9543    38101     70.00     71.50     0.01      0.54      0.07     0.35      0.80      1.55
   KHI          9543    38102     71.50     74.90     0.01      1.41      0.03     0.02      1.42      2.98
   KHI          9543    38103     74.90     77.90     0.01      0.22      0.03     0.02      0.42      2.36
   KHI          9543    38104     77.90     81.60     0.01      1.12      0.04     0.02      1.10      3.26
   KHI          9543    38105     81.60     86.10     0.01      0.64      0.04     0.06      0.92      2.40
   KHI          9543    38106     86.10     88.80     0.01      0.34      0.03     0.02      0.67      2.00
   KHI          9543    38107     88.80     94.10     0.01      0.53      0.01     0.02      1.15      2.99
   KHI          9543    38108     94.10     98.00     0.01      0.33      0.01     0.02      0.61      2.23
   KHI          9543    38109    102.50    104.40     0.01      0.57      0.01     0.05      0.46      2.55
   KHI          9543    38110    104.40    109.10     0.01      0.87      0.01     0.02      0.57      2.48
   KHI          9543    38111    109.10    112.60     0.01      1.38      0.05     0.33      0.96      2.22
   KHI          9543    38112    123.10    126.80     0.01      1.82      0.01     0.01      1.02      3.32
   KHI          9543    38113    126.80    129.80     0.01      1.68      0.01     0.05      1.26      3.28
   KHI          9543    38114    129.80    133.40     0.01      0.48      0.02     0.03      0.44      2.62
   KHI          9543    38115    133.40    138.60     0.03      3.22      0.63     5.50      6.02      4.37
   KHI          9543    38116    138.60    140.60     0.02      0.97      0.02     0.06      1.04      2.48
   KHI          9543    38117    140.60    144.50     0.01      0.94      0.04     0.15      0.99      3.69
   KHI          9543    38118    144.50    146.40     0.04      0.16      0.02     0.01      0.20      1.55
   KHI          9543    38119    146.40    148.90     0.01      1.20      0.01     0.08      1.20      3.37
   KHI          9543    38120    148.90    152.40     0.01      1.17      0.12     0.02      0.39      3.08
   KHI          9543    38121    152.40    155.40     0.01      0.28      0.01     0.03      1.20      2.95
   KHI          9543    38122    155.40    158.50     0.02      0.28      0.01     0.03      0.11      1.60
   KHI          9543    38123    158.50    162.40     0.02      0.39      0.01     0.04      1.28      2.51
   KHI          9543    38124    162.40    163.90     0.03      6.82      0.02     0.05      6.22      6.56
   KHI          9543    38125    163.90    167.10     0.01      0.55      0.03     0.03      0.57      1.55
   KHI          9543    38126    167.10    170.90     0.05      0.44      0.03     0.05      0.44      1.17
   KHI          9543    38127    170.90    172.10     0.09      0.64      0.02     0.04      0.52      1.46
   KHI          9542        5    122.10    125.30     0.05      0.52      0.01     0.07      0.61      3.26
   KHI          9542        6    125.30    128.00     0.04      0.46      0.01     0.02      0.55      3.43
   KHI          9542        7    128.00    133.20     0.04      2.22      0.03     0.94      7.59      7.59
   KHI          9542        8    133.20    136.00     0.22      0.77      0.01     0.02      0.85      2.73
   KHI          9542        9    136.00    138.80     0.11      0.31      0.01     0.05      0.51      2.17
   KHI          9542       10    138.80    142.90     0.03      0.92      0.01     0.27      1.28      3.26
   KHI          9542       11    142.90    147.70     0.02      0.28      0.01     0.05      0.56      2.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9542       12    147.70    153.00     0.02      0.52      0.01     0.14      0.80      2.53
   KHI          9542       13    153.00    158.40     0.23      3.27      0.39    19.00     13.28      6.07
   KHI          9542       14    158.40    161.90     0.09      1.18      0.11     4.17      3.69      2.90
   KHI          9542       15    161.90    164.60     0.04      1.50      0.01     0.38      1.47      3.04
   KHI          9542       16    164.60    167.70     0.03      0.25      0.01     0.35      0.64      2.97
   KHI          9542       17    167.70    172.10     0.03      0.20      0.01     0.05      0.28      2.65
   KHI          9542       18    172.10    174.40     0.03      1.38      0.01     0.35      0.57      2.35
   KHI          9541    37962     49.70     52.00     1.50      1.55      0.01     0.05      3.16      4.66
   KHI          9541    37963     55.70     57.10     0.10      0.61      0.01     0.02      0.64      1.86
   KHI          9541    37964     68.70     73.30     0.06      0.66      0.01     0.30      0.63      1.58
   KHI          9541    37965     73.30     77.30     0.07      0.90      0.01     0.04      2.61      3.97
   KHI          9541    37966     77.30     80.00     0.05      1.98      0.02     0.09      2.07      3.99
   KHI          9541    37967     80.00     86.30     0.08      0.43      0.02     0.24      0.60      2.53
   KHI          9541    37968     86.30     89.70     0.05      1.46      0.01     0.16      1.77      3.84
   KHI          9541    37969     89.70     92.60     0.06      0.77      0.02     0.03      2.38      4.06
   KHI          9541    37970     92.60     94.60     0.12      1.73      0.03     0.34      2.03      3.28
   KHI          9541    37971     94.60     97.80     0.07      0.90      0.01     0.03      0.93      2.54
   KHI          9541    37972     97.80    102.50     0.04      0.51      0.01     0.02      0.51      3.18
   KHI          9541    37973    102.50    107.00     0.07      1.64      0.02     0.65      2.29      3.29
   KHI          9541    37974    107.00    111.00     0.03      1.35      0.02     0.36      1.50      3.27
   KHI          9541    37975    111.00    114.40     0.07      1.90      0.01     0.02      2.01      3.39
   KHI          9541    37976    114.40    118.20     0.05      2.56      0.01     0.34      3.17      3.88
   KHI          9541    37977    118.20    120.60     0.05      2.04      0.01     0.02      2.14      3.57
   KHI          9541    37978    120.60    122.90     0.04      2.52      0.01     0.45      3.13      3.99
   KHI          9541    37979    122.90    125.60     0.07      2.05      0.01     0.11      2.63      3.80
   KHI          9541    37980    125.60    129.30     0.04      1.68      0.01     0.04      1.63      2.64
   KHI          9541    37981    129.30    133.60     0.20      3.04      0.08     0.80     10.78      6.34
   KHI          9541    37982    133.60    135.10     0.07      0.59      0.02     0.10      1.42      2.11
   KHI          9541    37983    135.10    140.00     0.14      6.65      0.01     6.22     12.54      8.98
   KHI          9541    37984    140.00    142.30     0.03      1.54      0.02     0.23      1.64      2.60
   KHI          9541    37985    142.30    144.30     0.07      1.16      0.02     0.06      1.11      1.79
   KHI          9541    37986    144.30    147.80     0.03      1.65      0.01     0.03      1.59      2.43
   KHI          9541    37987    147.80    150.10     0.07      1.37      0.03     2.57      3.09      2.35
   KHI          9541    37988    150.10    152.00     0.16      4.71      0.02     1.14      5.06      5.38
   KHI          9541    37989    152.00    155.50     0.04      2.72      0.02     0.56      3.08      3.74
   KHI          9541    37990    155.50    159.10     0.11      2.51      0.03     1.36      3.36      3.66
   KHI          9539    35687    113.40    115.30     0.07      0.07      0.14     2.59     16.51     16.45


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9539    35688    118.10    119.00     0.15      0.10      0.06     4.24      2.48      3.99
   KHI          9539    35689    123.60    125.30     0.09      0.06      0.05     7.20      6.82      5.25
   KHI          9539    35690    138.60    142.50     0.04      0.04      0.09     1.83      1.41      2.46
   KHI          9539    35691    159.60    161.80     0.09      0.21      0.18     2.90      2.72      4.76
   KHI          9539    35692    161.80    164.10     0.15      0.05      0.03     1.88      0.50      2.29
   KHI          9539    35693    164.10    167.20     0.07      0.17      0.03     2.18      1.59      3.62
   KHI          9539    35694    171.80    173.30     0.19      0.13      0.16     9.06     15.55     12.67
   KHI          9539    35695    174.50    178.30     0.09      0.13      0.02     1.79      1.50      3.14
   KHI          9539    35696    179.50    183.60     0.06      0.09      0.14     3.02      2.98      3.96
   KHI          9539    35697    186.30    189.70     0.11      1.10      0.27    10.45      7.54      4.26
   KHI          9538    35436     84.90     88.20     0.03      0.72      0.04     0.09      0.74      2.39
   KHI          9538    35437     88.20     90.80     0.02      0.49      0.02     0.06      0.59      2.68
   KHI          9538    35438     90.80     92.60     0.03      0.74      0.02     0.13      0.68      2.55
   KHI          9538    35439     92.60     94.10     0.04      0.55      0.03     0.11      0.38      2.06
   KHI          9538    35440     94.10     96.20     0.04      1.18      0.06     0.11      0.94      2.53
   KHI          9538    35441    106.90    108.70     0.05      1.03      0.08     1.03      2.37      3.68
   KHI          9538    35442    108.70    110.70     0.03      0.39      0.00     0.11      0.39      2.38
   KHI          9538    35443    110.70    112.90     0.04      0.99      0.00     0.03      0.46      1.57
   KHI          9538    35444    112.90    114.60     0.02      1.15      0.02     0.11      1.08      3.03
   KHI          9538    35445    114.60    115.80     0.04      0.15      0.03     0.04      0.18      2.97
   KHI          9538    35446    115.80    117.20     0.02      0.82      0.03     0.03      0.35      2.37
   KHI          9538    35447    119.60    122.40     0.02      1.23      0.03     0.06      1.09      2.79
   KHI          9538    35448    122.40    124.50     0.04      2.59      0.00     0.22      1.71      3.37
   KHI          9538    35449    125.80    127.80     0.02      1.41      0.09     0.06      1.45      3.05
   KHI          9538    35450    128.60    131.50     0.06      1.65      0.01     0.07      1.93      3.28
   KHI          9538    35451    131.50    134.80     0.04      1.70      0.01     0.05      1.81      2.70
   KHI          9538    35452    134.80    136.50     0.06      0.51      0.03     0.09      0.40      1.15
   KHI          9538    35453    136.50    138.80     0.03      1.94      0.03     0.08      2.27      2.70
   KHI          9538    35454    138.80    140.30     0.03      0.54      0.01     0.08      0.74      1.00
   KHI          9538    35455    140.30    141.90     0.03      0.25      0.02     0.07      0.27      1.18
   KHI          9538    35456    141.90    145.30     0.05      0.61      0.02     0.49      1.07      1.36
   KHI          9538    35457    145.30    148.20     0.04      1.55      0.02     0.07      1.24      2.36
   KHI          9538    35458    148.20    152.00     0.01      1.05      0.02     0.29      2.26      2.50
   KHI          9538    35459    152.00    155.90     0.23      2.32      0.08     3.46      6.54      5.52
   KHI          9538    35460    155.90    157.90     0.04      1.95      0.04     0.52      2.44      2.50
   KHI          9538    35461    157.90    158.70     0.02      0.54      0.02     0.11      0.51      1.62
   KHI          9538    35462    158.70    159.40     0.07      4.44      0.07     4.06      8.77      7.60


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9538    35463    159.40    161.50     0.02      0.45      0.03     0.87      2.45      2.52
   KHI          9538    35464    161.50    163.80     0.02      0.14      0.04     0.08      2.99      3.27
   KHI          9537    37129     18.10     21.30     0.02      0.50      0.01     0.03      0.58      1.17
   KHI          9537    37130     21.30     26.10     0.02      2.34      0.02     0.54      2.92      3.01
   KHI          9537    37131     26.10     30.60     0.02      1.86      0.05     0.38      2.74      3.03
   KHI          9537    37132     34.80     38.60     0.02      2.73      0.01     0.04      2.83      3.32
   KHI          9537    37133     38.60     45.00     0.02      1.36      0.02     0.14      1.67      2.26
   KHI          9537    37134     45.00     47.00     0.02      2.15      0.04     0.25      4.15      6.16
   KHI          9537    37135     47.00     52.50     0.02      1.20      0.02     0.06      0.71      2.36
   KHI          9537    37136     52.50     55.50     0.02      0.52      0.04     0.16      0.58      3.53
   KHI          9537    37137     55.50     58.90     0.02      1.08      0.01     0.04      1.41      2.89
   KHI          9537    37138     58.90     62.50     0.02      0.40      0.01     0.09      0.87      3.01
   KHI          9537    37139     70.50     73.10     0.03      0.74      0.02     0.10      0.74      2.06
   KHI          9536    37152      0.00      4.20     0.02      1.00      0.02     0.29      4.53      4.01
   KHI          9536    37153      4.20      9.30     0.02      0.15      0.02     0.02      2.39      2.50
   KHI          9536    37154      9.30     11.30     0.02      0.07      0.02     0.05      2.47      2.80
   KHI          9536    37155     11.30     15.10     0.02      0.62      0.02     0.02      1.03      1.37
   KHI          9536    37156     15.10     17.50     0.02      3.16      0.02     0.05      3.53      3.26
   KHI          9536    37157     17.50     20.00     0.02      0.90      0.03     0.03      1.17      1.40
   KHI          9536    37158     20.00     22.90     0.03      3.47      0.02     0.03      3.57      3.25
   KHI          9536    37159     22.90     23.40     0.02      0.43      0.20     0.02      0.55      0.92
   KHI          9536    37160     26.60     30.00     0.02      1.31      0.04     0.03      1.35      1.95
   KHI          9536    37161     30.00     32.10     0.02      0.50      0.03     0.02      0.98      1.18
   KHI          9536    37162     32.10     39.10     0.02      1.62      0.03     0.02      1.65      2.91
   KHI          9536    37163     39.10     42.30     0.02      1.49      0.03     0.03      1.07      2.95
   KHI          9536    37164     42.30     48.70     0.02      0.42      0.01     0.02      0.33      2.51
   KHI          9536    37165     48.70     52.90     0.02      0.48      0.01     0.02      0.38      1.90
   KHI          9536    37166     52.90     57.10     0.02      0.15      0.02     0.03      0.31      2.17
   KHI          9536    37167     57.10     60.30     0.02      0.28      0.02     0.03      0.75      1.99
   KHI          9536    37168     60.30     62.30     0.02      0.79      0.01     0.06      0.88      2.92
   KHI          9535    37094      3.00      8.80     0.02      0.01      0.01     0.02      0.81      1.41
   KHI          9535    37095      8.80     14.20     0.02      2.82      0.01     0.02      2.82      3.11
   KHI          9535    37096     14.20     17.90     0.05      1.27      0.01     0.02      1.10      1.67
   KHI          9535    37097     17.90     21.80     0.02      0.99      0.01     0.02      0.92      1.36
   KHI          9535    37098     21.80     25.40     0.02      1.89      0.01     0.02      1.73      2.28
   KHI          9535    37099     25.40     30.10     0.16      1.90      0.01     0.03      1.87      2.60
   KHI          9535    37100     30.10     35.20     0.16      1.63      0.01     0.03      1.81      2.64


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9535    37101     35.20     42.70     0.02      1.52      0.01     0.02      1.89      2.69
   KHI          9535    37102     42.70     48.40     0.02      1.82      0.01     0.03      2.55      3.16
   KHI          9535    37103     48.40     50.80     0.02      0.59      0.01     0.02      1.31      1.84
   KHI          9535    37104     50.80     54.90     0.02      0.99      0.01     0.02      2.88      3.00
   KHI          9534    37064      0.00      3.50               0.46      0.02     0.02
   KHI          9534    37065      3.50      7.20               1.19      0.02     0.02
   KHI          9534    37066      7.20     10.00               0.54      0.03     0.03
   KHI          9534    37067     10.00     13.50               2.53      0.01     0.05
   KHI          9534    37068     13.50     22.50               1.34      0.01     0.20
   KHI          9534    37069     22.50     30.30               0.34      0.01     0.04
   KHI          9534    37070     33.00     36.50               0.47      0.01     0.03
   KHI          9534    37075     36.50     55.50               1.74      0.02     0.28
   KHI          9534    37076     55.50     57.50               3.19      0.01     0.06
   KHI          9534    37077     57.50     63.50               1.21      0.01     0.06
   KHI          9534    37078     63.50     75.50               0.73      0.01     0.04
   KHI          9534    37079     75.50     78.50               1.33      0.01     0.02
   KHI          9534    37080     78.50     80.10               0.66      0.01     0.04
   KHI          9533    37307     25.00     28.40     0.02      0.48      0.03     0.18      1.87      2.60
   KHI          9533    37308     28.40     30.80     0.02      1.01      0.02     0.03      0.03      1.34
   KHI          9533    37309     30.80     34.60     0.02      1.97      0.02     0.04      1.88      2.33
   KHI          9533    37310     34.60     38.00     0.02      0.93      0.02     0.03      0.82      1.58
   KHI          9533    37311     38.00     41.70     0.03      1.18      0.03     0.03      0.70      1.64
   KHI          9533    37312     41.70     47.20     0.02      0.32      0.02     0.02      0.03      1.05
   KHI          9533    37313     47.20     51.80     0.02      1.60      0.03     0.02      1.35      2.11
   KHI          9533    37314     51.80     56.80     0.04      2.03      0.03     0.03      1.57      2.66
   KHI          9533    37315     56.80     60.00     0.02      1.77      0.03     0.02      1.15      2.23
   KHI          9533    37316     60.00     63.10     0.02      2.02      0.01     0.07      0.95      3.16
   KHI          9533    37317     63.10     64.40     0.02      1.24      0.01     0.03      1.22      3.09
   KHI          9533    37318     64.40     71.90     0.02      1.86      0.01     0.03      0.76      2.75
   KHI          9533    37319     71.90     80.50     0.02      0.14      0.02     0.11      1.63      2.22
   KHI          9533    37320     80.50     82.20     0.02      0.19      0.02     0.02      2.97      2.19
   KHI          9533    37321     82.20     85.40     0.02      0.38      0.02     0.02      0.12      2.26
   KHI          9532    37284     19.50     22.10     0.02      1.61      0.01     0.44      2.57      2.96
   KHI          9532    37285     22.10     26.90     0.02      2.34      0.01     0.51      2.59      2.69
   KHI          9532    37286     26.90     32.80     0.02      1.41      0.02     0.10      1.58      1.68
   KHI          9532    37287     34.50     39.10     0.38      1.38      0.05    12.64     15.70      8.71
   KHI          9532    37288     39.10     43.30     0.11      2.69      0.02     0.12      3.12      3.51


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9532    37289     43.30     47.50     0.02      2.15      0.02     0.09      4.05      4.91
   KHI          9532    37290     47.50     49.70     0.02      0.63      0.01     0.07      1.54      3.95
   KHI          9532    37291     49.70     53.50     0.03      0.10      0.01     0.08      0.76      2.71
   KHI          9532    37292     53.50     59.40     0.02      0.70      0.02     0.08      0.41      1.83
   KHI          9532    37293     59.40     63.30     0.02      0.37      0.02     0.03      0.43      1.80
   KHI          9532    37294     63.30     67.10     0.02      0.58      0.04     0.06      0.71      1.94
   KHI          9532    37295     67.10     71.70     0.05      0.37      0.03     0.31      3.83      4.88
   KHI          9531    37296     14.20     18.10     0.02      2.50      0.02     0.05      2.47      3.40
   KHI          9531    37297     18.10     23.30     0.03      3.29      0.03     1.29      4.11      3.53
   KHI          9531    37298     23.30     26.60     0.02      1.37      0.02     0.03      1.17      1.77
   KHI          9531    37299     26.60     30.00     0.04      0.37      0.03     0.03      0.32      1.09
   KHI          9531    37300     30.00     34.60     0.02      1.87      0.03     0.02      1.70      2.69
   KHI          9531    37301     34.60     39.50     0.03      2.06      0.03     0.02      2.01      3.50
   KHI          9531    37302     39.50     42.10     0.05      2.23      0.04     0.03      2.03      3.13
   KHI          9531    37303     42.10     47.80     0.02      1.25      0.02     0.02      1.00      3.22
   KHI          9531    37304     47.80     52.90     0.02      0.67      0.02     0.03      0.44      2.69
   KHI          9531    37305     52.90     58.20     0.02      1.55      0.02     0.03      0.72      2.63
   KHI          9531    37306     58.20     62.30     0.02      0.76      0.02     0.02      0.58      2.54
   KHI          9530    37169     19.60     23.80     0.02      1.59      0.02     0.03      1.85      2.25
   KHI          9530    37170     23.80     26.20     0.02      1.68      0.02     0.02      1.46      1.95
   KHI          9530    37171     26.20     29.70     0.07      0.81      0.02     0.05      1.21      1.17
   KHI          9530    37172     29.70     33.60     0.02      2.71      0.01     0.08      3.03      2.67
   KHI          9530    37173     33.60     37.10     0.03      0.48      0.02     0.03      0.36      1.23
   KHI          9530    37174     37.10     39.00     0.02      2.29      0.02     0.04      1.39      2.70
   KHI          9530    37175     39.00     42.40     0.02      1.24      0.01     0.03      1.11      1.49
   KHI          9530    37176     42.40     46.70     0.02      0.57      0.01     0.04      0.48      1.00
   KHI          9530    37177     46.70     49.30     0.64      1.93      0.01     0.08      1.35      1.41
   KHI          9530    37178     49.30     52.70     0.02      1.62      0.01     0.04      1.37      2.60
   KHI          9530    37179     52.70     57.60     0.02      2.01      0.01     0.02      1.84      2.96
   KHI          9530    37180     57.60     60.90     0.06      1.33      0.01     0.03      1.12      2.26
   KHI          9530    37181     60.90     66.20     0.02      2.16      0.01     0.02      1.38      2.93
   KHI          9530    37182     66.20     69.90     0.02      1.01      0.01     0.02      0.82      3.47
   KHI          9530    37183     69.90     74.20     0.02      1.80      0.01     0.02      1.06      3.31
   KHI          9530    37184     74.20     78.00     0.02      2.14      0.02     0.03      2.01      2.37
   KHI          9530    37185     78.00     82.40     0.02      1.15      0.02     0.02      0.51      2.20
   KHI          9530    37186     82.40     85.60     0.02      1.58      0.02     0.02      1.05      2.89
   KHI          9530    37187     85.60     87.50     0.02      0.47      0.02     0.02      0.26      1.58


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9530    37188     87.50     91.40     0.02      1.64      0.02     0.02      1.24      2.72
   KHI          9530    37189     91.40     95.70     0.02      0.91      0.02     0.02      0.40      1.33
   KHI          9529    34472     49.30     54.80     0.02      2.02      0.00     0.44      2.78      2.94
   KHI          9529    34473     54.80     56.30     0.03      1.26      0.00     0.22      1.45      1.90
   KHI          9529    34474     56.30     56.60     0.09     11.16      0.00    27.73     26.14     11.69
   KHI          9529    34475     56.60     60.60     0.05      1.72      0.00     0.00      1.37      2.34
   KHI          9529    34476     60.60     64.30     0.02      1.23      0.00     0.11      2.00      3.26
   KHI          9529    34477     64.30     69.50     0.04      1.35      0.00     0.00      1.50      3.70
   KHI          9529    34478     69.50     74.90     0.03      0.93      0.00     0.00      1.12      2.72
   KHI          9528    34775     14.40     17.10     0.07      0.34      0.00     0.26      0.64      1.95
   KHI          9528    34776     52.60     54.10     0.04      4.29      0.00     4.46      7.55      6.22
   KHI          9528    34777     54.10     57.90     0.07      3.30      0.00     0.00      5.27      4.49
   KHI          9528    34778     57.90     62.50     0.03      1.30      0.00     0.15      1.38      2.22
   KHI          9528    34779     62.50     64.20     0.03      0.76      0.00     0.04      0.80      1.51
   KHI          9528    34780     67.40     71.00     0.23      2.67      0.00     2.61      3.43      3.79
   KHI          9528    34781     71.00     74.30     0.08      2.51      0.00     0.59      2.57      4.06
   KHI          9528    34782     74.30     78.10     0.02      1.55      0.00     0.15      1.49      4.06
   KHI          9528    34783     78.10     80.00     0.00      1.40      0.00     0.00      0.98      4.27
   KHI          9528    34784     84.30     86.50     0.04      1.13      0.00     0.00      0.87      3.52
   KHI          9528    34785     88.20     89.80     0.07      0.81      0.00     0.00      0.70      3.25
   KHI          9527    34743     12.60     15.80     0.05      0.29      0.00     0.26      0.60      1.35
   KHI          9527    34744     41.80     45.10     0.05      1.12      0.00     0.59      1.53      2.11
   KHI          9527    34745     45.10     48.30     0.02      1.97      0.00     0.48      2.17      3.14
   KHI          9527    34746     48.30     52.70     0.07      2.08      0.00     0.26      2.04      2.71
   KHI          9527    34747     55.50     58.90     0.01      1.43      0.00     0.15      1.67      3.35
   KHI          9527    34748     58.90     62.10     0.04      1.31      0.00     0.70      1.79      4.00
   KHI          9527    34749     62.10     66.70     0.03      1.52      0.00     0.15      1.61      4.11
   KHI          9527    34750     66.70     69.10     0.03      0.84      0.00     0.04      0.82      4.11
   KHI          9527    34751     69.10     73.50     0.03      1.07      0.00     2.17      2.24      3.35
   KHI          9527    34752     75.60     78.70     0.02      0.35      0.00     0.04      0.50      3.14
   KHI          9527    34753     78.70     83.00     0.01      1.03      0.00     0.48      1.12      3.25
   KHI          9527    34754     83.00     84.10     0.01      0.88      0.00     0.00      1.04      3.62
   KHI          9526    34701      8.30     10.80     0.05      0.74      0.00     0.04      0.74      1.24
   KHI          9526    34702     10.80     14.50     0.01      0.42      0.00     0.26      0.43      1.30
   KHI          9526    34703     14.50     16.90     0.01      0.50      0.00     0.15      0.58      1.14
   KHI          9526    34704     16.90     21.00     0.01      1.84      0.00     0.26      1.72      2.38
   KHI          9526    34705     21.00     23.60     0.01      0.59      0.00     0.15      0.65      2.38


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9526    34706     23.60     27.10     0.01      0.30      0.00     0.15      0.36      1.41
   KHI          9526    34707     27.10     29.10     0.03      0.89      0.00     0.26      0.98      1.84
   KHI          9526    34708     29.10     31.60     0.15      0.27      0.00     0.36      0.55      1.41
   KHI          9526    34709     36.00     38.60     0.07      2.75      0.00     0.07      2.97      3.35
   KHI          9526    34710     38.60     41.10     0.03      3.17      0.00     0.10      3.22      3.84
   KHI          9526    34711     41.10     42.80     0.01      1.31      0.00     0.00      1.38      2.22
   KHI          9526    34712     42.80     46.50     0.03      2.86      0.00     0.07      2.92      3.35
   KHI          9526    34713     46.50     50.60     0.03      2.02      0.00     0.00      2.06      2.71
   KHI          9526    34714     50.60     51.90     0.02      1.57      0.00     0.05      1.67      2.49
   KHI          9526    34715     51.90     53.10     0.04      6.01      0.00     0.07      6.11      6.28
   KHI          9526    34716     53.10     57.10     0.04      0.77      0.00     0.30      0.99      2.76
   KHI          9526    34717     57.90     61.30     0.03      1.94      0.00     0.00      1.98      3.95
   KHI          9526    34718     61.30     64.90     0.06      2.11      0.00     0.05      2.18      3.79
   KHI          9526    34719     64.90     68.80     0.03      1.79      0.00     0.05      1.72      3.16
   KHI          9526    34720     68.80     70.80     0.04      1.53      0.00     0.07      1.34      3.62
   KHI          9526    34721     71.50     74.90     0.05      1.16      0.00     0.00      0.96      4.11
   KHI          9526    34722     75.30     78.90     0.05      0.71      0.00     0.07      0.48      3.90
   KHI          9526    34723     78.90     82.00     0.05      1.10      0.00     0.00      0.93      3.84
   KHI          9526    34724     82.00     84.50     0.02      0.91      0.00     0.05      0.99      3.90
   KHI          9526    34725     84.50     87.50     0.02      1.08      0.00     0.05      1.06      4.11
   KHI          9525    34378      5.10     10.50     0.02      0.62      0.00     0.44      0.79      1.46
   KHI          9525    34379     10.50     12.20     0.07      6.28      0.00     0.78      6.26      6.18
   KHI          9525    34380     12.20     17.30     0.08      1.50      0.00     0.22      2.50      2.47
   KHI          9525    34381     17.30     19.70     0.01      1.80      0.00     0.22      1.86      3.03
   KHI          9525    34382     19.70     22.20     0.11     24.66      0.00     1.12     28.48     25.58
   KHI          9525    34383     22.20     26.50     0.03      0.70      0.00     0.56      0.81      1.57
   KHI          9525    34384     26.50     31.40     0.01      0.78      0.00     0.45      0.88      1.69
   KHI          9525    34385     31.40     36.80     0.02      1.66      0.00     0.22      1.67      2.36
   KHI          9525    34386     36.80     37.60     0.10     13.71      0.00    11.80     19.76     12.81
   KHI          9525    34387     37.60     38.40     0.02      3.20      0.00     0.34      3.28      3.59
   KHI          9525    34388     38.40     40.30     0.11     18.20      0.00    12.92     25.64     16.90
   KHI          9525    34389     40.30     44.70     0.01      2.19      0.00     0.34      2.37      2.70
   KHI          9525    34390     44.70     45.80     0.06     15.73      0.00    13.57     22.80     14.38
   KHI          9525    34391     45.80     46.90     0.06      8.54      0.00     0.88      9.15      7.79
   KHI          9525    34392     46.90     47.60     0.03      0.91      0.00     0.11      0.95      2.36
   KHI          9525    34393     47.60     50.00     0.11      4.17      0.00     0.11      4.47      4.77
   KHI          9525    34394     50.00     55.70     0.02      2.04      0.00     0.21      2.22      3.48


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9525    34395     55.70     56.80     0.02      1.56      0.00     0.22      1.73      3.71
   KHI          9525    34396     56.80     57.90     0.09      0.38      0.00     0.00      0.50      1.24
   KHI          9525    34397     57.90     60.80     0.03      3.38      0.00     0.22      1.87      4.08
   KHI          9525    34398     60.80     64.90     0.03      2.59      0.00     0.34      2.82      4.16
   KHI          9525    34399     67.90     70.10     0.02      1.42      0.00     0.11      1.10      3.43
   KHI          9525    34400     70.10     73.70     0.01      0.68      0.00     0.22      0.60      2.30
   KHI          9525    34401     74.40     76.00     0.01      1.53      0.00     0.22      1.54      3.93
   KHI          9524    34521      8.40      9.60     0.02      0.53      0.00     0.22      0.71      1.69
   KHI          9524    34522      9.60     12.60     0.04      0.44      0.00     0.78      0.59      1.79
   KHI          9524    34523     12.60     15.80     0.13      2.09      0.00     0.78      2.49      3.04
   KHI          9524    34524     15.80     17.90     0.07      6.45      0.00    11.91     13.29      8.05
   KHI          9524    34525     17.90     22.30     0.06     10.24      5.62    28.29     26.52     10.38
   KHI          9524    34526     22.30     26.00     0.05     10.54      4.14    15.57     27.34     12.33
   KHI          9524    34527     26.00     29.40     0.05     12.21      5.41    20.82     24.53     12.61
   KHI          9524    34528     29.40     33.40     0.05     11.76      3.87    28.29     27.91     11.85
   KHI          9524    34529     33.40     38.80     0.05     12.69      4.87    20.93     27.66     13.32
   KHI          9524    34530     38.80     43.30     0.07     13.63      3.58    25.06     27.79     13.43
   KHI          9524    34531     43.30     26.40     0.09     11.88      4.36    31.52     27.76     11.63
   KHI          9524    34532     46.40     49.30     0.05      9.76      4.29    28.40     25.09      9.57
   KHI          9524    34533     49.30     53.80     0.08     13.42      4.38    26.61     28.10     13.48
   KHI          9524    34534     53.80     56.80     0.12     14.35      3.65    25.51     28.20     12.56
   KHI          9524    34535     56.80     59.60     0.13     16.17      2.41    24.08     29.26     16.23
   KHI          9524    34536     59.60     62.20     0.04      1.77      0.00     0.65      2.05      2.39
   KHI          9524    34537     62.20     65.10     0.04     16.06      0.00    10.90     22.33     17.72
   KHI          9524    34538     65.10     67.50     0.03      7.80      0.00     8.25     12.09      8.43
   KHI          9524    34539     67.50     68.60     0.04      0.50      0.00     1.05      1.02      1.69
   KHI          9524    34540     68.60     71.50     0.09      5.10      0.00     8.75      9.52      6.90
   KHI          9524    34541     71.50     74.30     0.04      9.45      0.00     1.05     10.27      9.84
   KHI          9524    34542     74.30     76.30     0.04      4.80      0.00     0.25      5.05      6.31
   KHI          9523    34402      4.80      8.10     0.01      0.42      0.00     0.10      0.51      0.95
   KHI          9523    34403      8.10     11.50     1.11      2.05      0.00     0.21      2.17      2.25
   KHI          9523    34404     11.50     16.80     0.19     24.46      0.00     1.78     25.50     21.40
   KHI          9523    34405     16.80     17.20     0.13      3.52      0.00    45.67     27.14      5.06
   KHI          9523    34406     17.20     20.00     0.09     22.85      0.00     2.79     24.80     21.12
   KHI          9523    34407     20.00     21.00     0.02      2.04      0.00     0.00      2.19      2.92
   KHI          9523    34408     32.90     37.00     0.19      2.59      0.00     0.34      2.61      3.15
   KHI          9523    34409     37.00     40.50     0.09      4.92      0.00     0.00      5.12      4.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9523    34410     40.50     42.40     0.51     15.74      0.00     0.89     15.42     13.26
   KHI          9523    34411     42.40     43.90     0.01      1.59      0.00     0.21      2.07      2.13
   KHI          9523    34412     43.90     44.70     0.03     11.73      0.00     0.77     12.28     11.12
   KHI          9523    34413     44.70     48.30     0.01      2.09      0.00     0.77      2.04      2.47
   KHI          9523    34414     48.30     49.80     0.03      3.83      0.00     0.68      3.60      4.16
   KHI          9523    34415     49.80     50.70     0.02     11.34      0.00    22.27     22.84     10.78
   KHI          9523    34416     50.70     53.10     0.19      1.27      0.00     0.10      1.26      2.02
   KHI          9523    34417     53.10     57.70     0.03      5.03      0.00     0.22      5.05      5.73
   KHI          9523    34418     57.70     61.00     0.01      1.28      0.00     0.10      1.42      3.03
   KHI          9523    34419     61.00     64.70     0.06      1.79      0.00     0.32      2.88      3.26
   KHI          9523    34420     64.70     66.20     0.01      2.36      0.00     0.22      2.52      3.82
   KHI          9523    34421     67.40     70.40     0.04      2.61      0.00     0.11      2.67      4.27
   KHI          9523    34422     74.30     77.00     0.18      2.23      0.00     0.22      1.75      3.82
   KHI          9523    34423     77.00     81.40     0.02      0.72      0.00     0.34      0.87      2.82
   KHI          9523    34424     81.40     84.80     0.02      0.80      0.00     0.45      0.89      3.71
   KHI          9523    34425     84.80     89.30     0.01      1.20      0.00     0.34      1.16      3.15
   KHI          9523    34426     97.60     99.60     0.02      1.86      0.00     8.13      5.92      3.26
   KHI          9522    34599      5.90     10.50     0.01      0.82      0.00     0.25      0.88      1.35
   KHI          9522    34600     10.50     14.30     0.03      1.82      0.00     0.03      1.89      2.38
   KHI          9522    34601     14.30     15.40     0.02     16.99      0.00     0.61     17.66     15.91
   KHI          9522    34602     15.40     19.70     0.06      1.65      0.00     0.17      1.53      2.16
   KHI          9522    34603     19.70     22.20     0.03      7.10      0.00     0.03      7.78      7.41
   KHI          9522    34604     22.20     24.80     0.07      1.54      0.00     0.36      7.34      6.71
   KHI          9522    34605     28.40     31.20     0.02      0.62      0.00     0.03      0.68      1.51
   KHI          9522    34606     31.20     32.70     0.01      0.53      0.00     0.00      0.59      1.46
   KHI          9522    34607     32.70     35.10     0.03      0.97      0.00     0.47      0.98      2.00
   KHI          9522    34608     35.10     38.10     0.03      1.67      0.00     0.25      1.80      2.33
   KHI          9522    34609     38.10     41.30     0.03      1.07      0.00     0.17      1.23      1.57
   KHI          9522    34610     41.30     44.90     0.03      0.87      0.00     0.25      0.74      1.24
   KHI          9522    34611     44.90     49.70     0.01      2.56      0.00     0.14      2.75      2.87
   KHI          9522    34612     49.70     51.50     0.08     21.23      0.00     0.25     21.73     19.37
   KHI          9522    34613     51.50     53.10     0.07     16.24      0.00     0.36     16.65     14.88
   KHI          9522    34614     53.10     56.30     0.03      0.41      0.00     0.03      0.43      1.24
   KHI          9522    34615     56.30     58.30     0.02      1.83      0.00     0.03      1.90      2.27
   KHI          9522    34616     58.30     60.20     0.03     18.90      0.00     0.03     19.22     17.58
   KHI          9522    34617     60.20     62.60     0.01      0.90      0.00     0.00      1.02      2.81
   KHI          9522    34618     62.60     66.20     0.01      1.75      0.00     0.03      1.73      4.00


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9522    34619     66.20     67.60     0.01      0.46      0.00     0.14      0.56      1.79
   KHI          9522    34620     67.60     69.10     0.02      3.26      0.00     0.14      3.39      5.89
   KHI          9522    34621     69.10     70.40     0.03      0.68      0.00     0.03      0.72      2.43
   KHI          9522    34622     70.40     74.40     0.04      2.36      0.00     0.36      2.38      4.06
   KHI          9522    34623     74.40     78.80     0.01      0.92      0.00     0.25      0.71      2.65
   KHI          9522    34624     78.80     82.80     0.02      0.92      0.00     0.25      0.83      4.54
   KHI          9522    34625     82.80     84.40     0.03      1.39      0.00     0.14      1.07      3.79
   KHI          9521    34755     11.70     13.10     0.05      5.18      0.00    39.55     26.69      7.47
   KHI          9521    34756     26.20     29.90     0.05      2.05      0.00     0.53      2.35      2.98
   KHI          9521    34757     29.90     31.20     0.03      5.88      0.00    12.46     12.84      7.09
   KHI          9521    34758     31.20     34.20     0.02      1.79      0.00     1.03      2.28      2.43
   KHI          9521    34759     34.20     36.10     0.03      1.86      0.00     0.22      2.23      3.41
   KHI          9521    34760     36.10     39.00     0.02      3.70      0.00     0.37      4.07      5.03
   KHI          9521    34761     39.00     43.40     0.03      1.05      0.00     0.59      1.26      3.03
   KHI          9521    34762     43.40     47.60     0.03      1.75      0.00     0.00      1.98      4.54
   KHI          9521    34763     47.60     51.50     0.01      1.20      0.00     0.00      1.46      4.11
   KHI          9521    34764     51.50     54.20     0.02      1.41      0.00     0.75      1.70      3.90
   KHI          9521    34765     54.20     58.00     0.04      1.26      0.00     0.31      1.45      3.46
   KHI          9521    34766     59.90     62.90     0.01      1.01      0.00     0.26      0.91      2.81
   KHI          9521    34767     62.90     65.40     0.01      1.01      0.00     0.53      1.30      2.81
   KHI          9521    34768     67.50     68.90     0.01      0.50      0.00     1.51      1.80      4.65
   KHI          9521    34769     68.90     73.40     0.02      1.27      0.00     0.53      1.53      3.90
   KHI          9521    34770     73.40     77.10     0.04      0.77      0.00     0.49      1.28      4.00
   KHI          9520    34483      3.30      5.40     0.11     10.15      0.00    11.68     16.60     10.55
   KHI          9520    34484      5.40      8.40     0.03      1.52      0.00     1.33      2.20      2.12
   KHI          9520    34485      8.40     10.40     0.05      3.76      0.00     1.88      4.74      4.51
   KHI          9520    34486     10.40     11.70     0.03      5.89      0.00    37.09     25.63      7.34
   KHI          9520    34487     11.70     14.00     0.03      1.54      0.00     1.11      2.09      2.23
   KHI          9520    34488     14.00     17.00     0.04      1.68      0.00     0.34      1.04      2.34
   KHI          9520    34489     17.00     20.00     0.03      0.74      0.00     0.11      1.87      1.63
   KHI          9520    34490     20.00     23.30     0.02      0.83      0.00     0.11      0.91      1.63
   KHI          9520    34491     23.30     26.30     0.02      1.85      0.00     0.45      2.11      2.66
   KHI          9520    34492     26.30     26.90     0.03      3.84      0.00     0.84      4.12      4.84
   KHI          9520    34493     26.90     28.30     0.05      2.44      0.00     0.55      2.64      3.04
   KHI          9520    34494     28.30     30.00     0.04      3.19      0.00     0.34      3.37      4.02
   KHI          9520    34495     30.00     30.60     0.05     19.96      0.00    11.79     26.69     18.92
   KHI          9520    34496     30.60     32.20     0.05      1.53      0.00     0.45      1.92      2.66


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9520    34497     33.60     34.60     0.03      1.71      0.00     0.34      1.99      3.04
   KHI          9520    34498     34.60     35.70     0.05     11.35      0.00    15.36     19.51     10.87
   KHI          9520    34499     35.70     39.80     0.03      3.30      0.00     1.66      4.10      4.24
   KHI          9520    34500     39.80     42.50     0.02      3.28      0.00     0.34      3.41      5.06
   KHI          9520    34501     42.50     45.60     0.02      3.21      0.00     0.11      3.25      5.06
   KHI          9520    34502     45.60     48.70     0.05      1.76      0.00     0.22      1.77      4.02
   KHI          9520    34503     48.70     51.90     0.03      2.92      0.00     2.56      4.24      6.31
   KHI          9520    34504     52.80     55.80     0.02      0.81      0.00     0.45      0.97      2.66
   KHI          9520    34505     55.80     58.90     0.03      1.49      0.00     0.11      1.12      3.10
   KHI          9520    34506     58.90     61.00     0.05      1.79      0.00     0.00      2.44      3.91
   KHI          9520    34507     61.00     63.70     0.02      1.01      0.00     0.22      0.87      2.01
   KHI          9520    34508     65.90     68.80     0.02      2.15      0.00     0.11      1.60      3.32
   KHI          9519    34441      5.00      8.10     0.05      1.12      0.00     0.00      1.27      2.08
   KHI          9519    34442      8.10     11.10     0.05      3.86      0.00     0.45      4.17      4.44
   KHI          9519    34443     11.10     14.20     0.14      1.95      0.00     0.56      2.39      2.36
   KHI          9519    34444     14.20     15.20     0.09     10.89      0.00    19.93     21.06     10.56
   KHI          9519    34445     15.20     19.30     0.02      1.88      0.00     0.34      2.13      2.30
   KHI          9519    34446     19.30     22.30     0.09      3.94      0.00     7.46      7.76      4.44
   KHI          9519    34447     22.30     23.90     0.07      1.70      0.00     0.45      2.42      3.03
   KHI          9519    34448     23.90     24.80     0.05      0.46      0.00     0.34      0.56      2.50
   KHI          9519    34449     26.50     29.50     0.12      1.99      0.00     0.34      2.75      4.02
   KHI          9519    34450     29.50     32.10     0.03      5.82      0.00     0.34      6.25      6.69
   KHI          9519    34451     32.10     32.80     0.04     21.07      0.00     0.67     23.70     19.57
   KHI          9519    34452     32.80     35.60     0.03      3.99      0.00     0.22      4.09      5.27
   KHI          9519    34453     35.60     36.30     0.05     26.61      0.00     0.45     28.75     23.59
   KHI          9519    34454     36.30     39.70     0.05      2.49      0.00     0.45      3.33      3.75
   KHI          9519    34455     40.80     43.90     0.03      2.43      0.00     0.22      3.28      4.40
   KHI          9519    34456     43.90     46.50     0.05      1.96      0.00     0.45      2.39      2.88
   KHI          9519    34457     46.50     49.20     0.05      3.98      0.00     0.56      4.31      6.41
   KHI          9519    34458     50.20     52.90     0.13      3.36      0.00     0.34      3.81      6.80
   KHI          9519    34459     56.90     59.80     0.05      1.88      0.00     0.22      2.54      5.33
   KHI          9519    34460     65.70     71.50     0.04      1.57      0.00     0.00      2.50      4.29
   KHI          9518    34656     12.70     15.50     0.01      0.84      0.00     0.00      2.42      3.25
   KHI          9518    34657     15.50     17.40     0.03      0.78      0.00     0.26      0.93      1.51
   KHI          9518    34658     17.40     21.30     0.02      1.75      0.00     0.15      2.05      2.71
   KHI          9518    34659     21.30     24.90     0.04      3.59      0.00     1.03      4.59      4.54
   KHI          9518    34660     24.90     28.30     0.02      0.78      0.00     0.04      0.88      2.49


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9518    34661     28.30     33.20     0.02      2.09      0.00     0.04      2.30      4.44
   KHI          9518    34662     33.20     37.80     0.03      2.27      0.00     0.15      2.47      4.87
   KHI          9518    34663     37.80     42.00     0.03      0.93      0.00     0.04      1.11      3.19
   KHI          9518    34664     42.00     46.80     0.01      0.97      0.00     0.26      1.01      4.06
   KHI          9518    34665     46.80     49.40     0.01      1.01      0.00     0.26      1.01      3.03
   KHI          9518    34666     51.10     52.60     0.21      0.67      0.00     0.00      0.52      3.14
   KHI          9518    34667     53.30     55.80     0.05      0.75      0.00     0.26      0.95      4.00
   KHI          9518    34668     55.80     58.30     0.03      0.85      0.00     0.70      1.20      2.71
   KHI          9517    34640      1.60      3.90     0.23      2.09      0.00     0.04      2.09      3.08
   KHI          9517    34641      3.90      6.00     0.52      6.99      0.00     0.26      6.85      7.84
   KHI          9517    34642      6.00      9.10     0.11      2.76      0.00     0.48      2.60      3.90
   KHI          9517    34643      9.10     11.20     0.03      3.62      0.00     0.04      3.56      4.54
   KHI          9517    34644     11.20     14.30     0.04      2.85      0.00     0.37      2.75      4.44
   KHI          9517    34645     14.30     17.50     0.07      9.16      0.00     0.51      9.60      9.85
   KHI          9517    34646     17.50     19.50     0.05      5.25      0.00     0.59      5.55      5.73
   KHI          9517    34647     19.50     23.90     0.40      5.88      0.00     0.37      6.02      5.95
   KHI          9517    34648     23.90     27.80     0.01      1.48      0.00     0.15      1.51      3.25
   KHI          9517    34649     27.80     32.60     0.01      2.69      0.00     0.15      3.03      5.41
   KHI          9517    34650     32.60     36.10     0.02      0.75      0.00     0.04      0.86      4.33
   KHI          9517    34651     36.10     39.60     0.03      0.75      0.00     0.04      1.00      4.98
   KHI          9517    34652     39.60     44.30     0.03      0.72      0.00     0.26      0.85      3.25
   KHI          9517    34653     44.30     48.30     0.01      1.11      0.00     0.15      1.28      4.22
   KHI          9517    34654     48.30     49.80     0.01      1.04      0.00     0.42      1.14      4.27
   KHI          9516    34546      1.40      3.90     0.05      0.58      0.00     0.30      0.67      2.12
   KHI          9516    34547      3.90      6.00     0.03      0.39      0.00     0.30      0.69      2.72
   KHI          9516    34548      6.00      9.20     0.07      1.43      0.00     0.30      1.49      2.50
   KHI          9516    34549      9.20     12.40     0.07      2.47      0.00     0.25      2.72      3.70
   KHI          9516    34550     12.40     13.20     0.03      4.96      0.00     0.55      5.36      5.98
   KHI          9516    34551     13.20     13.60     0.02     14.24      0.00     5.50     17.59     14.24
   KHI          9516    34552     13.60     16.20     0.07      4.08      0.00     0.15      4.39      5.60
   KHI          9516    34553     16.20     19.60     0.04      2.49      0.00     0.25      2.79      3.81
   KHI          9516    34554     19.60     24.60     0.10      5.26      0.00     0.25      5.69      6.52
   KHI          9516    34555     24.60     28.50     0.01      2.22      0.00     0.35      2.54      4.46
   KHI          9516    34556     28.50     31.80     0.01      3.08      0.00     0.50      3.40      4.73
   KHI          9516    34557     31.80     35.80     0.01      1.50      0.00     0.35      1.65      4.08
   KHI          9516    34558     35.80     39.60     0.04      2.33      0.00     0.25      2.43      4.35
   KHI          9516    34559     39.60     44.00     0.07      4.48      0.00     0.35      4.75      5.76


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9516    34560     44.00     47.60     0.01      1.16      0.00     0.25      1.23      4.35
   KHI          9516    34561     47.60     51.10     0.01      1.96      0.00     0.14      2.10      4.57
   KHI          9516    34562     51.10     54.70     0.01      1.31      0.00     0.25      3.50      5.22
   KHI          9516    34563     54.70     58.40     0.02      1.95      0.00     0.14      2.03      5.11
   KHI          9516    34564     58.40     60.50     0.03      1.84      0.00     0.14      2.98      5.06
   KHI          9515      732      1.60      5.60     0.01      4.37      0.00     0.37      4.71      7.25
   KHI          9515      733      5.60      8.80     0.03     10.53      0.00     0.37     11.42     12.12
   KHI          9515      734      8.80     11.80     0.09      7.15      0.00     0.37     10.19      5.41
   KHI          9515      735     11.80     15.80     0.07      2.90      0.00     0.15      3.32      4.65
   KHI          9515      736     15.80     18.70     0.02      3.67      0.00     0.26      4.43      6.11
   KHI          9515      737     18.70     22.20     0.03      2.27      0.00     0.37      2.73      4.76
   KHI          9515      738     22.20     26.80     0.03      1.90      0.00     0.26      2.67      4.98
   KHI          9515      739     26.80     29.80     0.01      1.52      0.00     0.48      1.82      3.90
   KHI          9515      740     29.80     33.80     0.03      1.72      0.00     0.15      2.26      5.30
   KHI          9515      741     33.80     37.00     0.03      1.22      0.00     0.15      1.34      4.11
   KHI          9515      742     37.00     38.70     0.01      0.91      0.00     0.37      0.93      3.57
   KHI          9514    34679      1.70      5.00     0.01      4.73      0.00     0.10      6.30      8.33
   KHI          9514    34680      5.00      6.80     0.05     17.92      0.00     0.35     19.47     19.21
   KHI          9514    34681      6.80      9.20     0.09     20.28      0.00     2.50     23.35     21.69
   KHI          9514    34682      9.20     12.30     0.02      8.04      0.00     0.60      8.83     10.06
   KHI          9514    34683     12.30     13.80     0.05      9.96      0.00     0.10     10.58     11.63
   KHI          9514    34684     13.80     17.20     0.03     16.71      0.00     0.25     16.95     18.12
   KHI          9514    34685     17.20     20.30     0.48     17.57      0.00     1.65     19.45     19.31
   KHI          9514    34686     20.30     25.20     0.05      3.60      0.00     0.10      3.72      7.47
   KHI          9514    34687     25.20     26.50     0.03      1.57      0.00     0.10      1.62      4.81
   KHI          9514    34688     26.50     28.30     0.05      0.51      0.00     0.10      0.56      4.06
   KHI          9514    34689     28.30     31.00     0.03      1.32      0.00     0.00      1.32      4.33
   KHI          9514    34690     31.00     34.40     0.01      1.65      0.00     0.10      1.73      4.44
   KHI          9514    34691     34.40     39.10     0.07      0.70      0.00     0.00      1.92      5.30
   KHI          9514    34692     39.10     42.10     0.04      1.42      0.00     0.25      2.83      6.76
   KHI          9514    34693     42.10     45.40     0.05      1.01      0.00     0.00      1.49      5.63
   KHI          9513    34669      1.70      5.10     0.03     10.97      0.00     0.97     11.83     12.44
   KHI          9513    34670      5.10      7.50     0.03      7.39      0.00     0.15      7.76      9.63
   KHI          9513    34671      7.50     10.30     0.02     18.12      0.00     0.48     18.44     17.53
   KHI          9513    34672     10.30     15.00     0.03     15.43      0.00     0.59     15.81     15.69
   KHI          9513    34673     15.00     19.50     0.01     15.77      0.00     0.59     16.18     15.58
   KHI          9513    34674     19.50     21.70     0.03     14.52      0.00     0.26     14.49     15.04


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9513    34675     21.70     24.50     0.04     14.75      0.00     3.31     16.48     14.39
   KHI          9513    34676     24.50     28.10     0.06      5.47      0.00     0.15      5.54      8.33
   KHI          9513    34677     28.10     31.80     0.04     13.79      0.00     0.59     14.09     15.69
   KHI          9513    34678     31.80     36.80     0.02      6.11      0.00     0.15      6.62      4.11
   KHI          9512    34726      9.00     13.00     0.21     10.24      0.00     0.59     18.31     18.12
   KHI          9512    34727     13.00     16.90     0.02     10.78      0.00     1.84     27.09     23.86
   KHI          9512    34728     16.90     20.00     0.04      0.79      0.00     0.04      8.32     10.71
   KHI          9512    34729     20.00     22.80     0.02      0.75      0.00     0.37      1.95      5.52
   KHI          9512    34730     24.10     26.80     0.00      0.48      0.00     0.26      1.88      5.03
   KHI          9512    34731     28.80     30.00     0.03      1.01      0.00     0.15      1.72      4.71
   KHI          9511    34694     10.60     13.20     0.05      1.41      0.00     0.26      2.64      7.36
   KHI          9511    34695     13.20     16.40     0.13      4.39      0.00     0.59     27.41     25.64
   KHI          9511    34696     16.40     17.30     0.07      1.01      0.00     0.70      2.84      6.17
   KHI          9511    34697     19.10     22.80     0.03      0.15      0.00     0.37      4.49      7.74
   KHI          9510      698     13.80     16.60     0.07      3.31      0.00     0.59      7.67     10.06
   KHI          9510      699     16.60     18.30     0.04      0.33      0.00     0.04      3.50      9.68
   KHI          9510      700     19.90     21.80     0.03      0.91      0.00     0.48      2.09      4.60
   KHI          9509      282     71.70     74.60     0.44      4.80      1.46    19.90     21.32     11.16
   KHI          9509      283     74.60     76.30     0.26      2.32      0.09    17.00     17.13      9.43
   KHI          9509      284     76.30     79.60     0.22      1.35      0.28    13.40     17.86     11.63
   KHI          9508    31367     40.00     41.80     0.07      0.21      0.00    19.05     22.14     12.19
   KHI          9508    31368     47.80     50.60     0.05      0.09      0.00    11.46      6.29      7.20
   KHI          9508    31369     50.60     54.30     0.15      0.04      5.87    37.95     29.49     10.80
   KHI          9508    31370     57.50     60.00     0.18      0.44      0.00     3.03     31.22     30.61
   KHI          9508    31371     67.50     69.00     0.78      3.99      0.00     0.64      7.60      9.97
   KHI          9508    31372     69.00     73.80     0.11      2.68      0.00     0.42      4.15      6.09
   KHI          9508    31373     73.80     76.50     0.21      1.13      0.00     0.74      2.82      3.88
   KHI          9508    31374     78.50     81.00     0.24      1.36      0.00     0.11      3.08      5.26
   KHI          9507    31878    278.50    284.40     0.04      2.29      0.00     0.80      5.71      8.00
   KHI          9507    31879    284.40    295.10     0.67      3.53      0.00     0.27      5.10      6.07
   KHI          9507    31880    295.10    297.70     1.56     12.36      0.00     1.39     31.48     28.70
   KHI          9507    31881    297.70    299.00     0.06      1.90      0.00     0.91      3.62      4.42
   KHI          9506    35294     16.50     20.80     0.12      0.45      0.02    52.03     26.66      7.23
   KHI          9506    35295     20.80     23.80     0.37      0.60      0.01    49.79     26.66      6.77
   KHI          9506    35296     23.80     26.30     0.30      0.22      0.01     0.95      9.57      9.11
   KHI          9506    35297     26.80     31.00     0.05      0.27      0.04    55.49     27.77      2.03
   KHI          9506    35298     31.00     36.00     0.05      0.22      0.03    57.15     27.82      1.76


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9506    35299     36.00     39.00     0.10      0.29      0.02    54.32     29.34      3.29
   KHI          9506    35300     39.00     39.90     3.74      1.48      0.00     4.01      8.22      5.79
   KHI          9505    36136     16.10     21.10     0.02      0.74      0.03     0.02      0.74      2.17
   KHI          9505    36137     21.10     23.20     0.02      0.50      0.02     0.03      0.54      2.06
   KHI          9505    36138     23.20     24.70     0.02      1.24      0.02     0.08      1.14      2.67
   KHI          9505    36139     24.70     27.70     0.02      1.68      0.03     0.03      1.52      3.86
   KHI          9505    36140     27.70     30.60     0.02      0.30      0.03     0.03      0.26      1.35
   KHI          9505    36141     36.30     39.90     0.02      1.03      0.03     0.04      0.69      2.04
   KHI          9505    36142     39.90     43.00     0.02      0.51      0.02     0.03      0.25      1.78
   KHI          9505    36143     43.00     46.20     0.02      0.40      0.02     0.03      0.16      1.86
   KHI          9505    36144     46.20     51.70     0.02      1.62      0.02     0.02      1.03      3.25
   KHI          9505    36145     51.70     55.20     0.02      1.26      0.02     0.04      1.29      3.27
   KHI          9505    36146     55.20     58.70     0.02      1.62      0.01     0.02      1.07      2.96
   KHI          9505    36147     58.70     61.90     0.02      1.40      0.02     0.02      1.29      3.50
   KHI          9505    36148     61.90     64.00     0.02      0.60      0.05     0.02      0.32      2.62
   KHI          9505    36149     64.00     68.30     0.02      0.84      0.03     0.36      0.59      3.11
   KHI          9505    36150     68.30     72.50     0.02      1.68      0.08     0.02      1.59      3.93
   KHI          9505    36151     72.50     77.80     0.02      0.80      0.02     0.03      0.19      3.14
   KHI          9505    36152     77.80     81.30     0.02      0.60      0.02     0.03      0.22      2.03
   KHI          9505    36153     81.30     84.80     0.02      1.14      0.02     0.03      0.77      3.37
   KHI          9505    36154     84.80     89.00     0.02      0.76      0.02     0.03      0.48      2.99
   KHI          9505    36155     89.00     92.20     0.02      2.10      0.01     0.03      1.36      3.15
   KHI          9505    36156     92.20     95.60     0.02      1.76      0.01     0.03      0.95      3.44
   KHI          9505    36157     95.60     99.20     0.02      0.70      0.02     0.03      0.55      3.15
   KHI          9505    36158     99.20    102.30     0.02      3.10      0.01     0.03      0.95      4.90
   KHI          9505    36159    102.30    107.80     0.03      0.48      0.02     0.03      0.29      1.27
   KHI          9505    36160    107.80    111.70     0.02      2.00      0.02     0.05      1.96      3.94
   KHI          9505    36161    111.70    114.70     0.02      2.10      0.02     0.02      1.86      3.33
   KHI          9505    36162    114.70    116.70     0.03      0.55      0.02     0.03      0.50      1.69
   KHI          9505    36163    116.70    120.60     0.02      3.00      0.02     0.05      3.38      5.20
   KHI          9505    36164    120.60    123.60     0.03      0.59      0.03     0.02      0.52      2.50
   KHI          9505    36165    123.60    125.80     0.03      2.37      0.02     0.06      2.65      4.05
   KHI          9505    36166    125.80    130.70     0.03      1.68      0.01     0.02      1.22      3.63
   KHI          9505    36167    130.70    137.00     0.02      2.40      0.02     0.04      2.40      2.49
   KHI          9505    36168    137.00    140.10     0.02      2.00      0.03     0.04      0.99      3.98
   KHI          9503      173     81.60     85.00     0.15      0.72      0.02     2.95      5.11      5.48
   KHI          9502    35706    103.90    107.30     0.80      0.43      0.14     4.43     21.73     18.05


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9502    35707    107.30    111.30     3.42      1.78      0.11     0.98     49.04     39.84
   KHI          9502    35708    111.30    112.60     0.65      5.75      0.10     1.89     36.35     38.16
   KHI          9502    35709    112.60    113.40     0.81      0.24      0.20    27.23     35.26     28.23
   KHI          9502    35710    113.40    120.40     0.54      0.55      0.17     5.25     28.24     28.58
   KHI          9502    35711    120.40    122.60     0.47      1.51      0.05    18.88     32.84     24.68
   KHI          9502    35712    130.80    136.90     0.15      0.22      1.60    20.55     15.06      5.02
   KHI          9502    35713    136.90    140.70     0.09      0.20      1.03    18.55     14.15      5.00
   KHI          9502    35714    140.70    143.40     0.20      1.09      0.94    39.65     28.29      8.25
   KHI          9502    35715    143.40    146.40     0.36      2.74      0.33    43.23     31.66     10.70
   KHI          9502    35716    146.40    150.40     0.12      0.80      0.32    47.77     28.76      5.39
   KHI          9502    35717    150.40    154.10     0.28      1.59      0.59    46.33     32.36      8.58
   KHI          9502    35718    154.10    159.60     0.13      1.24      1.14    47.05     27.38      5.34
   KHI          9502    35719    159.60    165.50     0.15      0.37      1.01    37.33     23.65      6.25
   KHI          9502    35720    165.50    167.90     0.08      0.51      0.11    37.79     21.26      3.76
   KHI          9502    35721    167.90    169.60     0.12      0.11      0.62     7.77      7.95      4.28
   KHI          9502    35722    169.60    171.80     0.12      0.32      1.89    28.00     18.59      4.70
   KHI          9502    35723    171.80    175.30     0.16      0.44      3.01    39.00     30.00     10.06
   KHI          9502    35724    175.30    177.50     0.13      0.42      2.54    36.10     27.37      5.52
   KHI          9502    35725    177.50    181.30     0.09      0.43      2.28    46.70     27.67      3.83
   KHI          9502    35726    181.30    182.30     0.04      0.04      0.74     3.15      3.03      1.76
   KHI          9502    35727    182.30    186.20     0.15      0.27      3.94    30.10     25.18      8.90
   KHI          9502    35728    186.20    189.00     0.18      0.35      7.21    27.30     28.27     12.37
   KHI          9502    35729    189.00    192.10     0.26      0.41      8.25    26.90     26.00     10.71
   KHI          9502    35730    192.10    196.00     0.23      0.17      4.71    34.70     27.23      8.42
   KHI          9502    35731    196.00    199.10     0.27      0.28      5.77    37.00     29.73      9.46
   KHI          9502    35732    199.10    202.20     0.25      0.21      3.51    41.80     33.02     10.45
   KHI          9502    35733    202.20    205.20     0.36      0.21      5.97    38.20     30.08      9.60
   KHI          9502    35734    205.20    207.70     0.21      0.15      6.68    27.90     28.43     12.53
   KHI          9502    35735    207.70    214.00     0.23      0.07      0.05     1.87      3.56      2.72
   KHI          9500      082     39.20     41.70     0.06      0.24      0.00    38.11     21.65      3.66
   KHI          9500      083     43.60     44.30     0.07      0.15      0.00    20.15     13.80      4.33
   KHI          9499               9.80     14.70     0.47      0.23      0.04    54.88     28.38      2.82
   KHI          9499              14.70     18.70     0.11      0.17      0.04    61.00     32.08      1.95
   KHI          9499              17.40     18.70     1.12      0.43      0.02     2.70     22.30     23.19
   KHI          9499              18.70     19.50     0.88      0.35      0.01    46.63     30.15      8.56
   KHI          9499              19.50     20.90     5.34      0.18      0.02    12.60     24.08     19.80
   KHI          9499              20.90     22.50     6.05      0.05      0.01     3.40      9.21     10.16


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9499              22.50     23.60     6.14      0.11      0.02     5.80     24.07     22.17
   KHI          9499              23.60     26.30     0.11      0.22      0.01    58.25     30.72      2.90
   KHI          9499              26.30     31.20     0.23      0.16      0.01    50.94     26.50      2.26
   KHI          9499              31.20     32.40     0.10      0.11      0.01    17.63     10.00      2.46
   KHI          9499              32.40     34.90     0.09      0.28      0.01    57.94     29.35      1.77
   KHI          9499              34.90     37.40     5.07      1.38      0.02     4.75     13.95     12.79
   KHI          9499              37.40     40.90     5.26      0.38      0.02     2.00     15.16     15.66
   KHI          9497    38389     54.60     59.10     0.05      0.68      0.06     1.46      1.46      2.31
   KHI          9497    38390     59.10     63.30     0.04      1.56      0.07     1.84      1.68      3.44
   KHI          9497    38391     63.30     65.60     0.03      2.16      0.03     0.44      1.04      3.75
   KHI          9497    38392     65.60     68.90     0.03      4.07      0.03     1.47      4.02      5.52
   KHI          9497    38393     68.90     73.80     0.04      2.91      0.06     0.42      1.71      4.33
   KHI          9496    38380     25.90     28.10     0.01      2.42      0.01     0.09      0.63      1.69
   KHI          9496    38381     28.10     32.70     0.01      1.51      0.01     0.12      0.55      2.58
   KHI          9496    38382     32.70     38.40     0.02      4.49      0.01     0.66      2.23      2.06
   KHI          9495    38383     51.40     56.80     0.03      2.80      0.02     0.42      0.67      4.03
   KHI          9495    38384     56.80     59.20     0.04      2.35      0.15     0.62      3.57      4.77
   KHI          9495    38385     59.20     62.80     0.02      0.76      0.01     0.45      2.86      3.24
   KHI          9494    38388     79.70     81.90     0.06      3.91      0.01     2.93      6.27      5.14
   KHI          9493    38357     38.60     41.20     0.03      1.83      0.02     1.53      0.42      2.17
   KHI          9493    38358     41.20     43.60     0.02      1.51      0.01     0.62      0.49      1.85
   KHI          9493    38359     46.50     49.50     0.02      1.50      0.01     0.62      0.73      2.18
   KHI          9493    38360     49.50     54.10     0.01      2.37      0.01     0.46      1.10      3.07
   KHI          9493    38361     54.10     60.20     0.03      2.72      0.01     0.56      2.15      4.48
   KHI          9493    38362     60.20     64.40     0.05      4.94      0.03     0.34      4.73      5.42
   KHI          9493    38363     64.40     68.00     0.05      6.81      0.02     2.46      7.77      7.40
   KHI          9492    38386     21.00     26.50     0.02      1.40      0.01     0.20      0.77      2.35
   KHI          9492    38387     26.50     34.30     0.05      2.91      0.01     0.25      1.54      2.07
   KHI          9491      537     27.70     30.50     0.05      1.85      0.03     4.00      2.31      1.80
   KHI          9491      538     36.20     42.90     0.04      2.10      0.03     0.84      2.86      3.40
   KHI          9490    38375     56.40     63.00     0.02      2.20      0.01     0.22      2.06      3.47
   KHI          9489    38364      9.10     12.50     0.02      4.45      0.01     0.22      0.88      1.42
   KHI          9489    38365     12.50     16.00     0.02      2.69      0.01     0.14      0.76      1.78
   KHI          9489    38366     16.00     21.80     0.02      3.69      0.01     0.26      1.08      2.27
   KHI          9489    38367     21.80     28.80     0.02      2.41      0.01     0.48      1.96      3.28
   KHI          9489    38368     28.80     32.60     0.02      4.10      0.02     0.46      1.92      5.08
   KHI          9488      302     11.00     13.20     0.03      2.63      0.02     0.21      1.15      2.45


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9488      303     13.20     17.00     0.03      1.68      0.02     0.14      0.69      1.86
   KHI          9488      304     17.00     19.40     0.02      3.07      0.02     0.18      1.42      2.32
   KHI          9487      307     36.00     37.70     0.03      2.39      0.03     0.44      1.40      2.10
   KHI          9487      308     37.70     39.70     0.03      2.87      0.05     1.54      2.75      4.31
   KHI          9487      309     39.70     42.00     0.04      1.37      0.02     0.15      1.57      2.34
   KHI          9487      310     42.00     45.40     0.05      2.02      0.02     0.49      3.27      4.39
   KHI          9486    38369     34.50     37.50     0.01      1.66      0.01     0.30      1.68      3.32
   KHI          9486    38370     37.50     41.00     0.02      2.91      0.01     2.39      3.11      4.17
   KHI          9486    38371     41.00     46.00     0.03      0.55      0.01     9.64      4.86      3.30
   KHI          9486    38372     46.00     69.30     0.03      0.55      0.01     1.03      5.03      4.91
   KHI          9486    38373     76.00     77.60     0.04      3.52      0.01     1.61      5.09      6.44
   KHI          9486    38374     77.60     81.00     0.05      4.35      0.01     4.69      4.81      6.03
   KHI          9478    38376      4.00      8.30     0.02      4.28      0.02     0.17      1.40      1.91
   KHI          9478    38377      8.30     10.70     0.01      3.52      0.01     0.18      1.24      1.90
   KHI          9478    38378     10.70     16.00     0.01      4.07      0.01     0.44      1.49      2.45
   KHI          9477    38379     13.00     17.80     0.03      2.23      0.01     0.35      1.03      2.96
   KHI          9475      220     11.00     15.40     0.02      3.18      0.01     0.18      1.85      2.00
   KHI          9475      221     15.40     22.00     0.02      3.18      0.02     0.98      1.70      2.00
   KHI          9474    38231      7.50      9.90     0.03      2.61      0.01     0.25      2.77      2.48
   KHI          9474    38232      9.90     11.60     0.08      4.79      0.02     1.09      5.49      3.00
   KHI          9474    38233     11.60     13.40     0.05      4.23      0.14     0.69      4.41      2.79
   KHI          9474    38234     20.90     22.40     0.05      4.63      0.03     3.93     10.99      3.40
   KHI          9473      225     11.60     14.80     0.02      2.95      0.02     0.26      1.46      2.26
   KHI          9473      226     14.80     17.20     0.03      3.68      0.02     1.81      2.48      2.70
   KHI          9473      227     17.20     23.00     0.02      3.53      0.01     1.03      1.75      3.22
   KHI          9473      228     25.40     30.10     0.01      3.93      0.01     1.87      3.03      3.64
   KHI          9473      229     30.10     38.30     0.03      4.29      0.01     0.82      7.43      4.77
   KHI          9473      230     38.30     42.70     0.05      2.59      0.01     0.80      3.69      4.05
   KHI          9472      214      7.30      9.10     0.03      3.11      0.08     1.34      6.57      6.46
   KHI          9471      211      3.80      5.20     0.09      6.97      0.23     0.82      6.41      6.94
   KHI          9470    38215     19.80     22.40     0.01      0.51      0.01     0.23      0.73      1.17
   KHI          9469      223      5.90      8.70     0.03      7.49      0.01     1.01      1.95      2.03
   KHI          9469      224     11.30     12.50     0.03      0.85      0.02     0.13      0.58      1.11
   KHI          9468    38216      8.00     11.50     0.10      0.89      0.09     2.20      2.50      2.24
   KHI          9466      217      3.90      6.60     0.02      4.10      0.01     1.23      2.34      3.72
   KHI          9465      212     12.70     13.60     0.03      3.23      0.04    25.83      1.90      7.79
   KHI          9465      213     13.60     16.70     0.01     18.41      0.04    16.70      6.66      3.75


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9464      300     10.00     13.00     0.05      4.83      0.08     8.74      3.91      9.42
   KHI          9464      301     13.00     17.80     0.04      0.95      0.04     1.42      4.26      7.37
   KHI          9463    39093    116.00    118.70     0.06      0.94      0.16     1.51      5.36      5.50
   KHI          9463    39094    118.70    120.80     0.04      2.98      0.02     0.80      5.20      5.20
   KHI          9463    39095    120.80    122.00     0.07      2.68      0.05     6.64      6.44      4.20
   KHI          9463    39096    122.00    123.50     0.03      2.12      0.04     0.64      3.18      3.50
   KHI          9463    39097    123.50    127.10     0.03      0.70      0.02     0.40      1.24      2.85
   KHI          9463    39098    127.10    130.90     0.02      1.06      0.02     1.71      3.08      2.00
   KHI          9463    39099    130.90    133.50     0.03      2.34      0.02     0.22      2.88      3.00
   KHI          9463    39100    133.50    136.00     0.04      0.66      0.03     0.21      1.15      1.44
   KHI          9463    39101    136.00    138.00     0.06      2.38      0.01     0.48      3.30      3.50
   KHI          9463    39102    138.00    141.10     0.02      1.14      0.02     1.30      3.30      3.10
   KHI          9463    39103    141.10    146.00     0.06      1.34      0.02     1.23      7.42      8.90
   KHI          9463    39104    146.00    150.50     0.01      2.20      0.01     0.32      6.09      6.80
   KHI          9462    37224    100.40    103.60     0.02      0.18      0.01     0.50      2.97      3.82
   KHI          9462    37225    103.60    105.70     0.02      0.51      0.01     0.10      2.71      3.16
   KHI          9462    37226    105.70    111.60     0.02      0.23      0.01     0.10      3.29      3.52
   KHI          9462    37227    111.60    116.60     0.03      0.39      0.01     0.25      1.77      2.34
   KHI          9462    37228    116.60    119.00     0.02      0.06      0.06     0.35      0.42      0.74
   KHI          9461    37448    102.00    108.50     0.07      0.17      0.01     0.24      5.99      6.16
   KHI          9461    37449    108.50    111.60     0.02      0.44      0.01     0.16      4.90      5.42
   KHI          9461    37450    111.60    118.80     0.03      0.60      0.01     0.38      4.99      5.10
   KHI          9461    37451    118.80    125.10     0.05      0.13      0.01     0.64      3.96      2.72
   KHI          9461    37452    125.10    132.50     0.06      0.44      0.01     0.03      1.52      2.56
   KHI          9461    37453    132.50    140.20     0.02      0.71      0.01     0.18      2.47      3.00
   KHI          9461    37454    140.20    143.30     0.05      1.10      0.01     0.08      2.83      3.92
   KHI          9461    37455    143.30    147.20     0.04      2.58      0.01     0.06      3.44      4.20
   KHI          9461    37456    147.20    149.60     0.02      3.76      0.01     0.40      4.61      5.12
   KHI          9461    37457    149.60    153.40     0.04      3.06      0.04     0.28      4.70      4.34
   KHI          9461    37458    153.40    155.40     0.02      0.30      0.01     0.14      1.12      1.22
   KHI          9461    37459    155.40    160.00     0.07      1.00      0.01     0.24      1.88      1.66
   KHI          9461    37460    160.00    164.60     0.03      0.30      0.01     0.06      1.00      1.06
   KHI          9461    37461    164.60    167.40     0.13      0.85      0.01     0.78      1.68      1.84
   KHI          9461    37462    167.40    170.50     0.06      0.29      0.01     0.13      1.06      0.82
   KHI          9461    37463    170.50    173.50     0.06      0.19      0.01     0.84      1.50      1.80
   KHI          9461    37464    173.50    177.40     0.03      0.23      0.01     0.28      1.40      2.04
   KHI          9461    37465    177.40    182.00     0.18      0.29      0.01     0.04      1.72      1.66


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9461    37466    187.90    190.70     0.03      0.92      0.01     0.59      1.00      1.68
   KHI          9461    37467    190.70    193.40     0.27      0.55      0.01     0.92      1.02      1.18
   KHI          9461    37468    199.00    201.70     0.11      0.85      0.01     0.07      1.72      1.90
   KHI          9461    37469    201.70    205.50     0.01      0.64      0.01     0.92      1.12      1.70
   KHI          9461    37470    205.50    209.40     0.10      0.30      0.01     0.04      1.16      1.16
   KHI          9461    37471    209.40    212.00     0.01      0.69      0.07     0.02      0.68      0.82
   KHI          9461    37472    212.00    214.40     0.05      0.86      0.05     0.07      1.88      2.54
   KHI          9461    37473    214.40    218.20     0.05      0.24      0.03     0.03      1.40      1.52
   KHI          9461    37474    218.20    221.10     0.14      0.26      0.04     0.09     32.96     29.82
   KHI          9461    37475    221.10    223.60     0.05      1.32      0.01     0.07      1.50      1.90
   KHI          9461    37476    223.60    228.50     0.03      0.53      0.01     0.04      0.48      0.74
   KHI          9461    37477    228.50    231.10     0.05      0.29      0.01     0.04      0.40      0.60
   KHI          9461    37478    231.10    235.20     0.01      0.31      0.01     0.02      0.58      0.66
   KHI          9461    37479    249.90    252.60     0.01      1.21      0.01     0.17      0.78      1.32
   KHI          9460    39105    115.80    119.20     0.00      0.60      0.03     3.46      5.45
   KHI          9460    39106    119.20    124.90     0.07      1.64      0.01     1.70      5.28      6.80
   KHI          9460    39107    124.90    129.10     0.10      0.64      0.02     2.06      4.85      7.70
   KHI          9460    39108    129.10    136.00     0.06      0.48      0.01     1.44      3.22      5.60
   KHI          9460    39109    136.00    139.70     0.06      1.60      0.01     1.22      4.78      7.40
   KHI          9460    39110    139.70    143.90     0.03      1.02      0.18     6.70      6.41      6.30
   KHI          9460    39111    143.90    147.90     0.07      2.45      0.21     4.44      6.63      6.20
   KHI          9460    39112    147.90    152.60     0.05      3.82      0.01     0.88      5.75      7.00
   KHI          9460    39113    152.60    157.20     0.05      3.38      0.01     0.56      4.81      6.00
   KHI          9460    39114    157.20    161.40     0.06      2.50      0.05     0.87      4.34      5.80
   KHI          9460    39115    161.40    163.50     0.11      3.10      0.01     4.92      6.41      6.30
   KHI          9460    39116    163.50    167.00     0.08      2.20      0.01     0.71      4.16      6.60
   KHI          9460    39117    167.00    173.10     0.02      3.34      0.04     3.36      6.23      6.60
   KHI          9460    39118    173.10    177.50     0.16      1.16      0.02     0.73      2.98      4.80
   KHI          9460    39119    177.50    178.50     0.24     14.58      0.26     4.27     16.92     14.00
   KHI          9460    39120    178.50    182.60     0.08      3.38      0.01     0.62      4.08      4.60
   KHI          9460    39121    182.60    184.90     0.08      2.12      0.01     0.22      2.65      2.28
   KHI          9460    39122    184.90    188.30     0.09      1.83      0.01     0.24      2.00      2.10
   KHI          9460    39123    188.30    190.40     0.12      4.80      0.05     0.70      6.16      5.20
   KHI          9460    39124    211.80    216.90     0.11      0.88      0.02     0.24      1.40      1.40
   KHI          9460    39125    216.90    219.10     0.31      2.36      0.02     0.21      3.18      3.20
   KHI          9460    39126    219.10    221.20     0.22      1.20      0.02     0.19      2.55      2.30
   KHI          9460    39127    221.20    226.50     0.10      0.58      0.01     0.28      1.60      1.52


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9460    39128    226.50    230.10     0.11      0.60      0.01     0.25      1.75      1.73
   KHI          9460    39129    230.10    233.50     0.08      1.10      0.02     0.43      1.93      1.78
   KHI          9460    39130    233.50    235.60     0.07      0.96      0.01     0.22      2.52      2.80
   KHI          9459    37322    148.20    153.00     0.03      0.32      0.01     0.37      1.98      3.36
   KHI          9459    37323    153.00    159.00     0.04      0.23      0.01     1.44      2.75      3.94
   KHI          9459    37324    159.00    165.20     0.03      0.19      0.01     0.84      2.09      3.23
   KHI          9459    37325    165.20    169.10     0.03      0.20      0.01     0.91      3.92      4.59
   KHI          9459    37326    169.10    171.30     0.03      0.37      0.01     0.52      2.33      2.70
   KHI          9459    37327    171.30    174.00     0.04      1.20      0.01     0.67      4.26      4.41
   KHI          9459    37328    174.00    177.10     0.03      1.68      0.01     3.57      6.35      5.01
   KHI          9459    37329    177.10    178.30     0.04      1.27      0.01     1.53      2.78      2.91
   KHI          9459    37330    178.30    182.80     0.19      1.89      0.01     1.25      3.37      4.00
   KHI          9459    37331    182.80    187.70     0.04      0.34      0.02     0.66      1.65      2.01
   KHI          9459    37332    187.70    192.60     0.02      0.83      0.01     0.85      1.96      2.24
   KHI          9459    37333    192.60    197.60     0.02      0.60      0.01     6.57      4.22      1.60
   KHI          9459    37334    197.60    200.50     0.04      0.15      0.01    10.52      6.24      1.49
   KHI          9459    37335    200.50    202.40     0.03      0.22      0.01     2.45      1.54      1.31
   KHI          9459    37336    202.40    207.40     0.08      0.29      0.01     0.74      1.14      1.44
   KHI          9459    37337    207.40    212.40     0.06      0.49      0.01     2.23      1.99      1.75
   KHI          9459    37338    212.40    215.70     0.01      0.89      0.01     0.53      1.77      1.99
   KHI          9459    37339    215.70    218.30     0.04      0.74      0.01     0.12      2.71      2.93
   KHI          9459    37340    218.30    222.80     0.02      0.51      0.01     0.76      3.65      5.15
   KHI          9459    37341    222.80    226.20     0.04      0.13      0.01     0.35      3.54      7.47
   KHI          9459    37342    226.20    231.00     0.03      0.40      0.01     0.04      3.34      3.49
   KHI          9459    37343    231.00    234.40     0.04      0.43      0.01     0.53      4.07      4.24
   KHI          9459    37344    234.40    238.20     0.02      1.62      0.01     0.22      4.05      4.37
   KHI          9459    37345    238.20    242.60     0.04      0.53      0.01     1.59      4.42      5.60
   KHI          9459    37346    242.60    247.10     0.03      1.92      0.01     0.32      4.39      4.71
   KHI          9459    37347    247.10    251.00     0.03      0.44      0.01     0.55      4.67      4.53
   KHI          9459    37348    251.00    254.20     0.04      0.25      0.01     1.66      2.63      2.43
   KHI          9459    37349    254.20    258.20     0.03      2.99      0.01     0.16      5.16      5.13
   KHI          9459    37350    258.20    262.50     0.03      2.15      0.01     0.21      3.23      4.15
   KHI          9459    37351    262.50    267.60     0.04      0.77      0.01     0.59      4.26      4.14
   KHI          9459    37352    267.60    269.10     0.02      0.93      0.01     0.41      3.79      4.02
   KHI          9459    37353    269.10    273.90     0.03      0.35      0.01     0.51      3.54      3.41
   KHI          9459    37354    273.90    275.00     0.03      0.34      0.02     0.29      0.79      1.45
   KHI          9459    37355    275.00    280.70     0.07      2.79      0.02     6.83      9.53      6.90


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9459    37356    280.70    284.20     0.10      3.37      0.02     3.31     11.97     12.85
   KHI          9459    37357    284.20    287.20     0.03      0.24      0.02     1.40      1.09      1.50
   KHI          9458      279    131.20    132.90               2.06      0.01     0.43      4.05      2.22
   KHI          9458      280    132.90    139.50               0.62      0.04     1.19      3.34      3.81
   KHI          9458      281    139.50    145.70               0.46      0.01     0.97      3.96      4.92
   KHI          9458      282    145.70    150.30               0.24      0.01     2.83      3.97      4.66
   KHI          9458      283    150.30    153.30               1.02      0.01    15.46      5.91      5.49
   KHI          9458      284    153.30    155.60               5.08      0.01     1.20      5.33      3.66
   KHI          9458      285    155.60    157.90               4.94      0.01     1.58      7.30      2.98
   KHI          9458      286    157.90    162.70               1.78      0.01     0.79      4.20      3.40
   KHI          9458      287    162.70    164.80               4.66      0.01     0.41      3.09      4.96
   KHI          9458      288    164.80    168.10               3.06      0.01     0.59     11.12      3.07
   KHI          9458      289    173.50    175.70               0.74      0.01     5.81      7.00      4.82
   KHI          9458      290    175.70    178.30               0.76      0.01     0.79      7.48      3.76
   KHI          9458      291    178.30    181.60               2.12      0.01     0.29      3.42      3.08
   KHI          9458      292    181.60    183.20               4.28      0.30     6.97      8.00      2.45
   KHI          9458      293    183.20    186.20               0.96      0.01     0.83      1.45      1.53
   KHI          9458      294    186.20    190.20               1.94      0.01     0.47      2.20      2.02
   KHI          9458      295    213.00    215.60               3.54      0.01     0.74      5.79      1.31
   KHI          9457    39268    112.20    115.80               0.40      0.01     1.72      4.63      4.09
   KHI          9457    39269    118.40    121.50               0.64      0.01     2.09      3.62      3.00
   KHI          9457    39270    121.50    125.70               0.58      0.01     3.58      5.88      4.05
   KHI          9457    39271    125.70    130.60               1.18      0.01     1.55      4.77      3.96
   KHI          9457    39272    130.60    134.40               5.76      0.01     2.49      9.41      6.38
   KHI          9457    39273    134.40    137.20               1.78      0.01     3.61      5.36      4.22
   KHI          9457    39274    137.20    138.80               1.99      0.01     1.31      2.03      1.83
   KHI          9457    39275    138.80    143.10               2.70      0.01     0.83      4.64      4.07
   KHI          9457    39276    143.10    146.20               7.52      0.31     5.41     41.04     33.60
   KHI          9457    39277    146.20    151.10               3.12      0.01     1.11     38.19     35.65
   KHI          9457    39278    151.10    152.40               0.34      0.01     0.21      2.78      1.90
   KHI          9456    37190    162.40    168.80     0.02      0.34      0.01     0.36      1.69      3.39
   KHI          9456    37191    168.80    173.60     0.04      0.09      0.02     1.67      2.97      4.72
   KHI          9456    37192    173.60    177.70     0.04      0.13      0.02     1.55      3.01      4.47
   KHI          9456    37193    177.70    181.90     0.09      0.48      0.02     2.95      5.43      5.02
   KHI          9456    37194    186.70    189.20     0.03      0.15      0.02     1.09      2.29      2.86
   KHI          9456    37195    189.90    193.60     0.03      0.28      0.02     3.30      3.91      3.06
   KHI          9456    37196    193.60    196.20     0.02      0.22      0.02     1.01      1.47      1.94


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9456    37197    196.20    199.40     0.03      1.03      0.03     0.83      2.10      2.45
   KHI          9456    37198    199.40    203.80     0.02      0.23      0.03     0.88      0.82      1.08
   KHI          9456    37199    203.80    207.10     0.03      0.46      0.01     0.69      0.99      1.42
   KHI          9456    37200    207.10    210.10     0.06      0.21      0.01     1.88      4.75      4.83
   KHI          9456    37201    210.10    213.40     0.02      0.19      0.01     0.27      0.45      1.32
   KHI          9456    37202    213.40    219.30     0.02      0.29      0.01     0.64      0.76      1.21
   KHI          9456    37203    219.30    223.70     0.05      1.52      0.02     0.41      2.44      2.18
   KHI          9456    37204    223.70    227.70     0.03      0.24      0.01     0.45      2.40      2.45
   KHI          9456    37205    227.70    231.80     0.02      0.06      0.02     0.44      2.50      2.39
   KHI          9456    37206    231.80    235.70     0.02      0.24      0.02     0.87      3.85      4.72
   KHI          9456    37207    235.70    240.90     0.04      0.86      0.01     0.52      4.34      5.17
   KHI          9456    37208    240.90    243.50     0.18      3.96      0.01     0.27      5.91      5.89
   KHI          9456    37209    243.50    247.90     0.20      6.64      0.01     1.38      8.26      9.22
   KHI          9456    37210    247.90    251.40     0.02      2.16      0.01     0.17      2.20      3.10
   KHI          9456    37211    251.40    256.50     0.02      1.47      0.01     0.13      1.55      2.06
   KHI          9456    37212    256.50    260.50     0.02      1.84      0.03     0.45      2.14      2.25
   KHI          9456    37213    260.50    265.70     0.04      1.32      0.02     0.71      1.90      1.69
   KHI          9456    37214    265.70    269.00     0.02      0.93      0.03     1.61      2.07      1.31
   KHI          9456    37215    269.00    272.00     0.03      3.21      0.03     2.85      5.05      4.09
   KHI          9456    37216    272.00    275.30     0.02      1.43      0.01     0.12      2.76      2.86
   KHI          9456    37217    275.30    278.60     0.15      0.75      0.01     0.08      3.12      3.27
   KHI          9456    37218    278.60    281.60     0.02      0.71      0.02     0.09      1.04      1.37
   KHI          9456    37219    281.60    284.60     0.05      0.25      0.02     0.07      0.80      1.04
   KHI          9456    37220    284.60    290.10     0.02      0.27      0.02     0.09      0.85      1.19
   KHI          9456    37221    290.10    293.10     0.02      0.24      0.03     0.35      0.84      1.06
   KHI          9456    37222    293.10    295.60     0.02      0.25      0.02     0.10      1.07      1.46
   KHI          9456    37223    295.60    299.10     0.02      0.13      0.02     0.15      2.85      3.34
   KHI          9455    37140     97.70    101.00     0.06      0.96      0.34     3.65      7.36      7.43
   KHI          9455    37141    101.00    104.60     0.02      0.49      0.01     0.59      3.81      5.07
   KHI          9455    37142    104.60    109.00     0.02      0.47      0.02     0.96      5.63      6.16
   KHI          9455    37143    109.00    113.70     0.02      0.19      0.01     0.20      3.16      3.75
   KHI          9455    37144    113.70    115.50     0.02      0.52      0.04     1.83      5.78      6.13
   KHI          9455    37145    115.50    118.60     0.02      0.44      0.02     0.19      3.67      5.08
   KHI          9455    37146    118.60    121.60     0.02      0.43      0.02     0.13      1.73      2.51
   KHI          9455    37147    134.70    137.20     0.10      0.85      0.04     0.13     31.85     28.89
   KHI          9455    37148    137.20    140.40     0.06      0.57      0.04     0.16     19.33     18.94
   KHI          9455    37149    140.40    142.50     0.07      0.33      0.06     0.91     31.76     29.66


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9455    37150    151.50    155.80     0.07      2.37      0.10     0.92     12.55     17.17
   KHI          9455    37151    155.80    158.10     0.02      1.91      0.04     0.54      6.12      7.43
   KHI          9454    37110    123.70    130.10     0.02      0.36      0.14     2.33      5.39      6.87
   KHI          9454    37111    130.10    136.60     0.02      0.23      0.01     0.54      2.51      4.39
   KHI          9454    37112    145.60    148.90     0.02      0.95      0.01     0.48      3.26      4.39
   KHI          9454    37113    148.90    151.90     0.02      1.42      0.01     0.26      2.46      3.00
   KHI          9454    37114    151.90    155.00     0.02      2.19      0.01     0.20      2.86      3.71
   KHI          9454    37115    155.00    160.90     0.02      2.82      0.01     0.24      3.90      4.52
   KHI          9454    37116    160.90    162.40     0.03      7.46      0.55    28.31     23.78     10.41
   KHI          9454    37117    162.40    166.30     0.12      3.93      0.05     0.34      4.09      3.86
   KHI          9454    37118    166.30    169.80     0.02      2.18      0.01     0.58      2.27      2.38
   KHI          9454    37119    169.80    172.10     0.02      1.84      0.01    12.04      8.76      2.90
   KHI          9454    37120    172.10    175.10     0.06      1.90      0.01    40.71     23.83      4.88
   KHI          9454    37121    175.10    178.50     0.03      1.19      0.01     0.64      2.24      2.30
   KHI          9454    37122    178.50    183.60     0.02      1.25      0.02     0.15      1.76      2.10
   KHI          9454    37123    183.60    193.40     0.05      1.01      0.01     0.20      1.57      1.49
   KHI          9454    37124    201.80    206.80     0.08      0.30      0.02     0.84      5.56      4.40
   KHI          9454    37125    209.30    210.90     0.06      1.10      0.06     2.50      6.75      4.72
   KHI          9454    37126    210.90    212.00     0.01      0.33      0.02     0.24      1.51      2.16
   KHI          9454    37127    215.80    218.40     0.01      0.53      0.01     0.10      1.18      1.33
   KHI          9454    37128    218.40    220.70     0.02      0.54      0.01     0.88      1.10      0.94
   KHI          9453    38622     78.30     84.30     0.03      0.28      0.01     0.71      0.76      1.64
   KHI          9453    38623     84.30     88.00     0.01      0.56      0.01     1.68      1.64      2.11
   KHI          9453    38624     88.00     90.20     0.04      0.82      0.01     1.08      1.58      2.21
   KHI          9453    38625     90.20     94.30     0.14      1.81      0.01     0.41      2.79      3.57
   KHI          9453    38626     94.30     98.20     0.04      2.31      0.01     0.41      3.75      4.84
   KHI          9453    38627     98.20    102.20     0.02      1.36      0.01     0.42      2.42      3.57
   KHI          9453    38628    102.20    104.30     0.06      1.15      0.01     1.22      3.46      4.85
   KHI          9453    38629    104.30    107.30     0.09      0.47      0.01     4.73      3.79      3.02
   KHI          9453    38630    107.30    111.70     0.04      1.79      0.01     1.38      3.38      4.24
   KHI          9453    38631    111.70    114.00     0.16      1.47      0.01     2.03      3.22      3.67
   KHI          9453    38632    114.00    117.90     0.02      0.57      0.01     2.56      2.67      3.06
   KHI          9453    38633    117.90    120.00     0.04      1.47      0.01     1.55      3.28      3.79
   KHI          9453    38634    120.00    126.60     0.03      0.38      0.01     1.55      2.54      3.70
   KHI          9453    38635    126.60    131.00     0.03      0.12      0.01     0.81      2.94      4.74
   KHI          9453    38636    131.00    136.00     0.03      1.42      0.01     0.45      3.17      5.09
   KHI          9453    38637    136.00    141.70     0.04      0.14      0.01     4.10      3.05      4.78


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9453    38638    141.70    140.70     0.05      0.38      0.01     0.70      2.42      3.94
   KHI          9453    38639    140.70    152.00     0.06      1.19      0.02     1.10      3.04      4.18
   KHI          9453    38640    152.00    154.30     0.02      1.98      0.01     1.14      3.79      4.76
   KHI          9453    38641    154.30    160.30     0.02      1.83      0.01     0.42      2.13      3.94
   KHI          9453    38642    160.30    163.80     0.02      1.21      0.01     0.35      1.80      2.79
   KHI          9453    38643    163.80    167.10     0.13      2.07      0.01     0.26      4.21      4.99
   KHI          9453    38644    167.10    170.50     0.03      2.09      0.01     0.40      2.69      3.51
   KHI          9453    38645    170.50    173.60     0.02      1.47      0.01     0.25      2.23      3.80
   KHI          9453    38646    173.60    177.40     0.04      1.56      0.01     0.21      2.24      3.89
   KHI          9453    38647    177.40    181.00     0.02      2.05      0.01     0.27      2.99      4.22
   KHI          9453    38648    181.00    185.60     0.04      1.60      0.01     0.30      2.41      4.54
   KHI          9453    38649    185.60    190.30     0.04      3.40      0.01     0.38      4.89      5.28
   KHI          9453    38650    190.30    193.40     0.03      3.70      0.01     0.26      5.33      5.91
   KHI          9453    38651    193.40    196.70     0.03      6.39      0.01     0.41      8.18      7.50
   KHI          9453    38652    196.70    200.40     0.04      7.42      0.02     0.37      8.20      7.32
   KHI          9453    38653    200.40    203.50     0.04      6.20      0.01     0.31      7.31      6.18
   KHI          9453    38654    203.50    207.20     0.03      2.46      0.03     0.24      2.83      2.76
   KHI          9453    38655    207.20    210.70     0.06      3.01      0.01     0.93      4.19      3.71
   KHI          9453    38656    210.70    213.30     0.04      0.78      0.01     1.25      2.09      2.08
   KHI          9453    38657    213.30    216.90     0.05      2.33      0.01     4.78      5.27      3.15
   KHI          9453    38658    216.90    219.30     0.06      1.42      0.01     0.66      2.10      1.80
   KHI          9453    38659    219.30    222.30     0.02      1.63      0.01     1.25      2.36      1.84
   KHI          9453    38660    222.30    224.40     0.04      2.06      0.01     3.82      4.58      2.56
   KHI          9453    38661    224.40     27.40     0.03      1.40      0.01     4.05      3.71      1.93
   KHI          9453    38662     27.40    231.20     0.03      1.39      0.01     6.28      5.12      2.36
   KHI          9453    38663    231.20    233.00     0.03      0.96      0.01     0.39      1.25      1.44
   KHI          9453    38664    233.00    236.30     0.03      0.54      0.01     2.45      2.07      1.15
   KHI          9453    38665    236.30    238.40     0.03      2.08      0.01     0.84      2.77      2.55
   KHI          9453    38666    238.40    241.60     0.04      1.40      0.01     0.72      2.00      2.09
   KHI          9453    38667    241.60    247.10     0.05      0.79      0.01     0.07      1.87      2.25
   KHI          9453    38668    247.10    251.70     0.04      0.43      0.01     0.60      2.25      2.37
   KHI          9453    38669    251.70    257.70     0.03      0.14      0.01     2.05      2.30      1.76
   KHI          9453    38670    257.70    261.80     0.04      0.20      0.01     4.63      3.99      2.06
   KHI          9453    38671    261.80    264.70     0.05      0.11      0.01    10.64      7.77      3.03
   KHI          9452    39441    115.30    118.20               2.34      0.05     1.25      3.85      3.90
   KHI          9452    39442    118.20    120.90               3.53      0.02     4.68      6.70      4.95
   KHI          9452    39443    122.10    124.10               2.46      0.04     2.28      4.88      3.89


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9452    39444    124.10    127.90               2.79      0.03     0.92      4.06      3.98
   KHI          9452    39445    127.90    133.10               4.23      0.05     1.43      6.02      5.80
   KHI          9452    39446    133.10    137.20               4.22      0.06     1.94      5.77      5.44
   KHI          9452    39447    137.20    139.20               3.91      0.01     0.88      5.38      5.35
   KHI          9452    39448    139.20    142.60               6.13      0.02     0.52      6.53      6.94
   KHI          9452    39449    142.60    145.20               6.74      0.03     1.98      7.76      7.30
   KHI          9452    39450    145.20    148.20               4.02      0.12     3.64      6.01      5.92
   KHI          9452    39451    148.20    152.30               1.50      0.01     2.61      2.42      1.72
   KHI          9452    39452    152.30    156.00               3.26      0.03     0.79      3.77      3.24
   KHI          9452    39453    156.00    161.20               3.77      0.02     9.88      9.81      4.34
   KHI          9452    39454    161.20    163.90               1.65      0.03     4.02      3.73      1.81
   KHI          9452    39455    163.90    165.60               1.54      0.21     6.23      4.76      1.90
   KHI          9452    39456    165.60    167.70               1.08      0.03     3.17      2.93      1.30
   KHI          9452    39457    167.70    170.70               1.07      0.05     6.28      4.31      1.44
   KHI          9452    39458    170.70    173.60               1.12      0.04     6.35      4.53      1.47
   KHI          9452    39459    173.60    174.40               2.32      0.01     1.32      2.91      2.31
   KHI          9452    39460    174.40    178.60               5.56      0.01    13.30     12.88      6.10
   KHI          9452    39461    178.60    182.60               2.10      0.02     0.60      2.24      2.11
   KHI          9452    39462    183.60    187.50               5.00      0.03     3.74      6.76      5.12
   KHI          9452    39463    192.30    196.50               0.94      0.04     0.62      1.26      1.15
   KHI          9451    38466    101.60    105.10     0.02      0.41      0.01     0.20      2.50      4.77
   KHI          9451    38467    105.10    108.70     0.01      0.18      0.01     0.18      2.31      5.52
   KHI          9451    38468    108.70    113.10     0.02      0.20      0.02     0.26      2.81      5.03
   KHI          9451    38469    113.10    117.80     0.03      0.48      0.01     0.21      3.11      4.28
   KHI          9451    38470    117.80    121.60     0.02      3.10      0.01     0.41      1.24      4.24
   KHI          9451    38471    121.60    125.90     0.01      1.27      0.01     0.31      2.29      3.61
   KHI          9451    38472    125.90    128.80     0.02      0.95      0.01     0.28      2.16      2.95
   KHI          9451    38473    128.80    131.80     0.02      0.25      0.02     0.57      3.36      4.49
   KHI          9451    38474    141.50    145.20     0.02      0.34      0.01     0.24      2.91      2.86
   KHI          9450      359     26.30     30.70     0.34      0.22      0.02    50.75     28.71      4.29
   KHI          9450      360     30.70     33.80     1.34      0.40      0.01    51.75     30.12      5.65
   KHI          9450      361     33.80     34.80     3.13      0.14      0.02    11.25     32.95     27.63
   KHI          9450      362     34.80     36.60     0.07      0.21      0.03    57.13     28.44      2.94
   KHI          9450      363     36.60     39.80     2.02      0.22      0.03    33.63     26.08     10.20
   KHI          9450      364     39.80     70.80     0.18      0.27      0.03    56.75     29.22      2.82
   KHI          9450      365     70.80     73.50     0.15      0.25      0.05    59.31     31.18      2.70
   KHI          9450      366     73.50     76.00     0.15      0.26      0.02    60.13     32.06      3.31


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9450      367     76.00     79.80     0.10      0.30      0.01    48.25     26.78      3.72
   KHI          9449    38500     82.70     87.60     0.05      0.27      0.01     2.94      4.34      4.24
   KHI          9449    38501     87.60     91.70     0.06      1.13      0.01    13.44     13.68      9.16
   KHI          9449    38502     91.70     94.70     0.03      1.35      0.01     8.06      9.67      9.06
   KHI          9449    38503     94.70     98.80     0.03      0.18      0.01     0.30      3.10      4.50
   KHI          9449    38504     98.80    103.50     0.03      0.24      0.02     0.40      0.55      1.64
   KHI          9449    38505    103.50    108.60     0.03      1.36      0.02     1.00      2.00      1.94
   KHI          9449    38506    108.60    112.90     0.01      0.53      0.02     0.22      0.80      1.38
   KHI          9449    38507    112.90    116.00     0.02      0.29      0.03     0.26      0.68      1.30
   KHI          9449    38508    116.00    120.30     0.02      0.74      0.01     0.66      1.24      1.00
   KHI          9449    38509    120.30    123.10     0.04      0.83      0.01     0.22      1.21      2.06
   KHI          9449    38510    123.10    126.60     0.02      0.58      0.03     0.48      1.03      1.96
   KHI          9449    38511    126.60    130.50     0.02      1.02      0.01     0.34      1.34      2.28
   KHI          9449    38512    130.50    135.00     0.03      1.02      0.04     2.26      2.94      2.52
   KHI          9449    38513    135.00    138.70     0.02      0.64      0.01     1.52      1.54      1.86
   KHI          9449    38514    138.70    141.70     0.05      2.50      0.03     0.54      3.87      4.32
   KHI          9449    38515    141.70    144.30     0.02      1.65      0.01     0.22      3.01      3.44
   KHI          9449    38516    144.30    149.00     0.01      2.02      0.01     0.40      3.11      4.26
   KHI          9449    38517    149.00    152.50     0.01      0.95      0.01     0.36      1.48      1.96
   KHI          9449    38518    152.50    156.50     0.02      2.34      0.03     0.38      3.46      4.98
   KHI          9449    38519    156.50    159.70     0.05      1.91      0.02     0.40      2.72      4.98
   KHI          9449    38520    159.70    163.40     0.03      1.62      0.05     1.08      3.13      5.46
   KHI          9449    38521    163.40    167.20     0.03      0.28      0.01     0.20      4.34      6.08
   KHI          9449    38522    167.20    170.90     0.01      0.24      0.02     0.28      3.00      3.92
   KHI          9449    38523    170.90    174.00     0.02      0.15      0.01     0.24      3.43      4.94
   KHI          9449    38524    174.00    176.40     0.03      0.17      0.02     0.30      3.79      3.90
   KHI          9449    38525    176.40    180.70     0.05      0.67      0.02     1.46      6.46      2.64
   KHI          9449    38526    180.70    185.50     0.01      0.93      0.01     0.96      3.34      2.30
   KHI          9449    38527    185.50    188.60     0.03      0.77      0.01     2.56      3.72      3.38
   KHI          9449    38528    188.60    192.60     0.03      1.42      0.01     3.24      4.99      3.74
   KHI          9449    38529    192.60    196.10     0.03      0.35      0.01     4.02      4.24      3.38
   KHI          9449    38530    196.10    199.30     0.03      2.92      0.01     0.90      4.56      4.46
   KHI          9449    38531    199.30    202.30     0.03      3.00      0.02     0.32      4.05      3.94
   KHI          9449    38532    202.30    205.10     0.07      4.06      0.01     0.18      0.42      1.10
   KHI          9449    38533    205.10    208.10     0.14      7.42      0.02     2.72     10.64      9.58
   KHI          9449    38534    208.10    211.70     0.02      3.74      0.01     1.70      6.40      4.90
   KHI          9449    38535    211.70    215.40     0.10      1.70      0.01     0.82      2.56      2.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9449    38536    215.40    219.50     0.08      3.02      0.01     0.92      3.87      0.02
   KHI          9449    38537    219.50    222.30     0.09      0.09      0.01     0.72      1.64      1.78
   KHI          9449    38538    222.30    225.50     0.09      3.86      0.01     4.30      6.62      4.20
   KHI          9449    38539    225.50    229.50     0.01      2.44      0.01     0.76      2.32      3.50
   KHI          9449    38540    229.50    231.80     0.04      8.50      0.01     6.10     12.62      9.00
   KHI          9449    38541    231.80    235.80     0.05      1.63      0.01     3.68      3.63      2.02
   KHI          9449    38542    235.80    239.60     0.03      0.50      0.01     2.18      1.92      1.04
   KHI          9449    38543    239.60    242.10     0.05      2.72      0.01     1.94      3.88      3.20
   KHI          9449    38544    242.10    244.40     0.12     19.56      0.02     6.80     24.85     18.28
   KHI          9449    38545    244.40    248.10     0.02      4.60      0.01     8.92      6.76      5.50
   KHI          9449    38546    248.10    252.00     0.05      1.64      0.01     9.96      9.76      2.72
   KHI          9449    38547    252.00    256.50     0.04      0.86      0.01     1.84      1.91      1.32
   KHI          9449    38548    256.50    259.00     0.03      1.01      0.01     2.18      2.33      1.56
   KHI          9449    38549    259.00    262.30     0.01      0.94      0.01     0.56      1.76      1.92
   KHI          9449    38550    262.30    266.50     0.01      1.22      0.01     5.06      4.20      2.00
   KHI          9449    38551    266.50    268.20     0.07      0.69      0.01     4.76      3.71      1.60
   KHI          9449    38552    268.20    273.00     0.16      0.79      0.01     0.46     25.70     22.58
   KHI          9449    38553    273.00    276.40     0.08      0.91      0.01     0.15      3.19      3.08
   KHI          9449    38554    276.40    280.90     0.10      0.23      0.01     0.23      1.76      1.98
   KHI          9448      487     71.30     74.30     0.01      0.14      0.01     0.32      4.81      4.42
   KHI          9448      488     74.30     77.10     0.01      0.26      0.03     0.31      2.12      3.58
   KHI          9448      489     93.20     95.80     0.03      0.36      0.02     0.98      1.96      1.66
   KHI          9448      490    101.10    103.70     0.03      0.36      0.02     0.98      1.96      1.66
   KHI          9448      491    103.70    108.80     0.02      0.27      0.01     0.19      0.43      0.89
   KHI          9448      492    108.80    110.00     0.01      0.42      0.01     0.62      4.78      4.10
   KHI          9448      493    110.00    114.40     0.01      2.46      0.02     0.70      4.43      4.70
   KHI          9448      494    114.40    117.40     0.01      1.48      0.01     2.76      3.49      2.32
   KHI          9448      495    117.40    119.80     0.01      1.23      0.01     0.48      1.79      1.76
   KHI          9448      496    119.80    124.00     0.02      2.14      0.01     0.23      2.53      2.48
   KHI          9448      497    124.00    126.50     0.01      2.09      0.01     0.24      2.33      2.16
   KHI          9448      498    126.50    128.80     0.01      1.38      0.01     0.11      1.54      1.56
   KHI          9448      499    128.80    130.70     0.01      0.50      0.01     0.29      0.71      0.90
   KHI          9447      246     93.80     97.10               1.56      0.01     0.25      4.64      5.43
   KHI          9447      247     97.10    100.70               1.25      0.01     3.40      5.19      3.97
   KHI          9447      248    100.70    104.20               2.67      0.01     9.20      9.49      5.68
   KHI          9447      249    104.20    106.70               2.67      0.01     1.00      3.84      3.82
   KHI          9447      250    106.70    110.30               5.80      0.01     1.08      7.02      7.12


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9447      251    110.30    113.00               2.68      0.01    17.55     12.79      6.40
   KHI          9447      252    113.00    115.10               4.98      0.03     8.17     13.62      9.11
   KHI          9447      253    115.10    118.50               1.74      0.01     0.31      1.90      2.05
   KHI          9446    38475     60.60     67.70     0.02      0.26      0.14     1.72      3.85      6.24
   KHI          9446    38476     67.70     70.00     0.09      0.09      0.02     0.26      1.88      3.44
   KHI          9446    38477     70.00     74.10     0.02      0.14      0.03     0.48      2.37      5.00
   KHI          9446    38478     78.70     81.00     0.01      0.22      0.03     0.34      1.24      2.12
   KHI          9446    38479     87.10     89.70     0.01      0.18      0.03     0.20      0.88      1.06
   KHI          9446    38480     89.70     93.40     0.01      0.43      0.03     0.21      1.48      1.89
   KHI          9446    38481     93.40     95.20     0.04      0.12      0.03     0.19      1.37      1.80
   KHI          9446    38482     95.20     98.70     0.01      0.44      0.04     0.29      1.06      4.26
   KHI          9446    38483     98.70    101.20     0.01      2.41      0.03     0.30      3.74      3.62
   KHI          9446    38484    101.20    103.50     0.02      0.40      0.06     0.32      3.27      2.03
   KHI          9446    38485    103.50    106.10     0.01      0.41      0.06     0.48      1.70      3.88
   KHI          9446    38486    106.10    109.60     0.01      0.21      0.03     0.31      3.66      1.32
   KHI          9445    39485    119.00    124.80               0.70      0.02     3.48      5.37      4.01
   KHI          9445    39486    124.80    127.60               1.11      0.03     9.06     10.54      6.44
   KHI          9445    39487    127.60    131.30               3.40      0.05     1.72      5.90      5.26
   KHI          9445    39488    131.30    136.40               3.51      0.04     1.04      4.66      4.49
   KHI          9445    39489    136.40    140.30               1.46      0.07    38.86     22.81     15.60
   KHI          9445    39490    140.30    144.80               3.13      0.03     1.28      4.23      4.36
   KHI          9445    39464    144.80    148.60               1.51      0.03     3.88      4.12      3.16
   KHI          9445    39465    148.60    153.20               0.47      0.05     4.10      3.07      2.11
   KHI          9445    39466    153.20    155.50               0.46      0.01    12.20      7.13      2.59
   KHI          9445    39467    155.50    161.60               4.06      0.97     8.38     10.83      7.26
   KHI          9445    39468    161.60    165.00               2.84      0.02     0.84      4.02      3.24
   KHI          9445    39469    165.00    168.00               3.76      0.04     2.20      6.24      4.18
   KHI          9445    39470    168.00    169.00              25.95      0.02     5.12     29.73     21.02
   KHI          9445    39471    169.00    172.10               2.38      0.01     0.33      2.54      2.64
   KHI          9445    39472    172.10    175.30               1.52      0.14     0.50      1.93      1.99
   KHI          9445    39473    175.30    177.90               3.98      0.01     1.24      4.84      4.09
   KHI          9445    39474    177.90    180.40               5.90      0.01     0.76      7.29      6.32
   KHI          9445    39475    180.40    184.40               2.08      0.02     3.60      5.72      2.95
   KHI          9445    39476    184.40    187.30               1.46      0.01     4.28      3.79      2.05
   KHI          9445    39477    187.30    189.10               1.36      0.01     8.52      6.92      2.58
   KHI          9445    39478    189.10    192.60               1.42      0.02     3.12      3.92      2.49
   KHI          9445    39479    192.60    197.90               0.52      1.79    20.84     21.04     10.60


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9445    39480    197.90    199.90               0.45      0.02     4.92      4.77      2.84
   KHI          9445    39481    199.90    202.50               1.30      0.01     1.18     27.46     26.08
   KHI          9445    39482    202.50    205.50               0.99      0.01     0.39     19.77     20.42
   KHI          9443    39484    104.00    106.70               2.58      0.02     1.96     11.51     10.26
   KHI          9442    38406    111.20    114.40     0.14      0.41      0.07     6.20      4.60      2.20
   KHI          9442    38407    114.40    117.50     0.07      0.84      0.05     1.67      3.47      3.12
   KHI          9442    38408    117.50    121.30     0.04      1.74      0.06     1.45      3.47      2.92
   KHI          9442    38409    121.30    124.40     0.08      4.68      0.04     1.64      7.06      6.15
   KHI          9442    38410    124.40    127.20     0.04      5.73      0.04    13.40     15.00      7.66
   KHI          9442    38411    127.20    130.60     0.02      2.38      0.03     3.87      4.55      2.60
   KHI          9442    38412    130.60    133.30     0.02      2.12      0.02     0.45      2.38      2.33
   KHI          9442    38413    133.30    136.00     0.05      1.28      0.07     1.74      2.87      2.29
   KHI          9441    39296    107.60    113.20               0.56      0.04     0.64      5.22      6.12
   KHI          9441    39297    113.20    118.40               0.26      0.05     0.72      4.00      4.71
   KHI          9441    39298    118.40    122.40               0.23      0.01     0.44      3.40      4.20
   KHI          9441    39299    132.10    134.50               0.43      0.03     1.56      4.06      3.58
   KHI          9441    39300    138.60    142.20               1.94      0.02     0.41      2.33      2.19
   KHI          9441    39301    142.20    144.30               0.58      0.01     0.42      2.16      2.21
   KHI          9441    39302    144.30    149.90               1.97      0.06     0.38      3.09      3.28
   KHI          9441    39303    149.90    154.00               2.92      0.01     0.60      4.62      4.71
   KHI          9441    39304    154.00    158.20               1.28      0.02     2.94      5.13      4.39
   KHI          9441    39305    158.20    163.80               2.90      0.02     1.10      5.12      4.47
   KHI          9441    39306    163.80    167.20               5.08      0.01     0.21      5.64      5.07
   KHI          9441    39307    167.20    171.30               2.80      0.01     0.12      3.25      3.21
   KHI          9441    39308    171.30    174.50               1.56      0.01     0.30      1.92      1.90
   KHI          9441    39309    174.50    177.80               2.60      0.01     0.09      2.70      2.68
   KHI          9441    39310    181.00    185.50               1.96      0.01     1.46      2.98      2.19
   KHI          9441    39311    185.50    188.20               0.95      0.01     4.54      3.50      1.28
   KHI          9441    39312    188.20    191.50               1.26      0.01     9.18      5.86      1.82
   KHI          9441    39313    191.50    196.40               1.13      0.01     2.44      5.15      3.87
   KHI          9441    39314    196.40    198.30               0.34      0.02    21.70     17.67      8.47
   KHI          9441    39315    198.30    200.20               0.47      0.01     2.52      3.48      3.27
   KHI          9441    39316    206.00    207.30               1.37      0.01     8.06      2.45      3.10
   KHI          9441    39317    207.30    209.30               0.56      0.01     0.30      3.90      4.26
   KHI          9441    39318    212.70    213.50               0.46      0.01     6.41      4.95      2.49
   KHI          9441    39319    221.40    222.20               2.21      0.01     0.40      2.11      2.95
   KHI          9440    38452     73.70     76.40     0.04      0.21      0.03     0.52      2.75      4.43


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9440    38453     76.40     80.50     0.04      0.23      0.03     0.49      2.69      5.25
   KHI          9440    38454     80.50     84.30     0.03      0.19      0.03     0.50      1.79      5.71
   KHI          9440    38455     84.30     88.00     0.02      0.08      0.01     0.36      0.85      2.05
   KHI          9440    38456     88.00     90.60     0.01      0.29      0.01     0.25      1.51      3.42
   KHI          9440    38457     90.60     93.90     0.02      0.09      0.03     0.41      1.49      2.07
   KHI          9440    38458     93.90     96.10     0.01      0.25      0.01     0.06      1.09      2.30
   KHI          9440    38459     96.10     99.20     0.04      0.56      0.01     0.12      1.83      2.42
   KHI          9440    38460     99.20    101.80     0.03      0.25      0.03     0.55      4.04      4.79
   KHI          9440    38461    101.80    104.50     0.01      1.69      0.02     0.39      3.31      4.18
   KHI          9440    38462    104.50    107.10     0.05      0.34      0.01     0.10      0.57      1.35
   KHI          9440    38463    107.10    109.80     0.01      0.23      0.02     0.10      0.44      0.87
   KHI          9440    38464    109.80    112.30     0.02      0.21      0.02     0.29      0.61      0.94
   KHI          9440    38465    112.30    113.50     0.01      0.81      0.01     0.22      1.35      1.69
   KHI          9439    38311    110.20    113.40     0.04      0.44      0.03     1.88      2.29      6.24
   KHI          9439    38312    113.40    115.80     0.04      0.18      0.01     0.76      4.24      2.52
   KHI          9439    38313    115.80    118.20     0.06      0.35      0.01     0.84      4.04      5.76
   KHI          9439    38314    118.20    122.80     0.05      0.01      0.01     1.02      3.42      5.02
   KHI          9439    38315    122.80    127.30     0.04      0.79      0.01     3.34      5.01      4.38
   KHI          9439    38316    127.30    131.90     0.03      0.52      0.02     0.52      1.57      2.25
   KHI          9439    38317    131.90    134.60     0.02      0.53      0.01     0.49      2.47      3.56
   KHI          9439    38318    134.60    138.50     0.06      1.14      0.03     0.51      2.54      3.51
   KHI          9439    38319    138.50    140.70     0.03      0.70      0.04     1.44      2.23      2.40
   KHI          9439    38320    140.70    143.60     0.03      0.43      0.04     0.83      1.11      1.44
   KHI          9439    38321    143.60    148.00     0.04      0.50      0.05     2.22      0.86      2.05
   KHI          9439    38322    148.00    151.60     0.03      0.30      0.06     0.32      0.62      1.31
   KHI          9439    38323    151.60    156.70     0.03      0.50      0.07     0.22      0.96      1.55
   KHI          9439    38324    156.70    160.20     0.02      0.27      0.01     0.17      0.47      1.11
   KHI          9439    38325    160.20    163.60     0.01      0.54      0.02     0.36      0.80      1.44
   KHI          9439    38326    163.60    167.80     0.03      1.11      0.02     0.88      1.79      1.91
   KHI          9439    38327    167.80    169.10     0.02      0.48      0.03     0.90      1.13      1.17
   KHI          9439    38328    169.10    173.80     0.03      0.48      0.02     0.47      1.03      1.26
   KHI          9439    38329    173.80    176.50     0.04      2.40      0.04     1.14      4.31      4.81
   KHI          9439    38330    176.50    179.50     0.03      0.95      0.01     0.38      1.70      1.79
   KHI          9439    38331    179.50    182.50     0.03      1.16      0.01     0.34      2.09      3.26
   KHI          9439    38332    182.50    185.10     0.02      0.79      0.01     0.42      1.57      1.74
   KHI          9439    38333    185.10    188.10     0.07      0.74      0.04     2.12      2.94      3.03
   KHI          9439    38334    188.10    191.40     0.04      2.90      0.01     1.11      4.15      4.04


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9439    38335    191.40    195.80     0.04      1.72      0.01     1.22      3.94      4.10
   KHI          9439    38336    195.80    198.80     0.04      2.56      0.01     0.39      4.15      4.26
   KHI          9439    38337    198.80    202.00     0.08      2.01      0.01     0.28      2.72      3.39
   KHI          9439    38338    202.00    205.10     0.06      3.36      0.01     0.30      4.23      5.27
   KHI          9439    38339    205.10    207.40     0.03      1.30      0.01     0.14      2.12      1.92
   KHI          9439    38340    207.40    209.50     0.03      0.02      0.01     0.34      1.29      1.92
   KHI          9439    38341    209.50    213.50     0.06      5.28      0.01     2.20      6.97      5.82
   KHI          9439    38342    213.50    216.60     0.04      1.56      0.01     3.25      3.35      2.20
   KHI          9439    38343    216.60    219.00     0.03      1.23      0.01     0.72      1.73      1.64
   KHI          9439    38344    219.00    222.20     0.03      1.68      0.01     1.64      2.67      2.18
   KHI          9439    38345    222.20    226.50     0.02      1.27      0.01     1.30      2.03      1.71
   KHI          9439    38346    226.50    230.70     0.02      0.34      0.01     0.53      0.61      0.62
   KHI          9439    38347    230.70    234.00     0.04      1.17      0.01     2.22      3.44      2.14
   KHI          9439    38348    234.00    238.40     0.04      0.73      0.01     0.50      1.21      1.00
   KHI          9439    38349    238.40    240.10     0.03      1.58      0.01     0.78      2.21      1.99
   KHI          9439    38350    240.10    244.20     0.05      0.66      0.01     0.36      1.18      1.12
   KHI          9439    38351    244.20    246.80     0.06      1.01      0.01     0.46      1.34      1.17
   KHI          9439    38352    246.80    251.90     0.06      0.50      0.01     0.15      1.23      1.36
   KHI          9439    38353    251.90    256.30     0.05      0.99      0.02     0.16      8.36      7.20
   KHI          9439    38354    256.30    258.40     0.03      1.05      0.01     0.52      2.32      2.14
   KHI          9439    38355    258.40    259.90     0.02      1.30      0.01     2.91      4.64      2.93
   KHI          9439    38356    259.90    263.60     0.03      1.66      0.01     0.23      3.58      3.21
   KHI          9438      264    103.50    108.80               2.68      0.01     0.92      5.02      4.98
   KHI          9438      265    108.80    113.40               4.25      0.03     0.71      6.75      7.59
   KHI          9438      266    113.40    116.80               0.77      0.01     0.37      1.20      1.80
   KHI          9438      267    116.80    119.90               1.75      0.01     0.65      2.38      2.40
   KHI          9437    39239     97.30     99.70               1.24      0.01     0.37      4.28      4.87
   KHI          9437    39240    102.80    107.80               1.15      0.01    10.45      8.66      4.13
   KHI          9437    39241    107.80    109.10               4.51      0.01    15.25     14.88      8.49
   KHI          9437    39242    109.10    112.30               4.78      0.01     8.38     12.39      8.48
   KHI          9437    39243    112.30    115.70               4.92      0.01    13.80     13.67      8.41
   KHI          9437    39244    115.70    120.90               6.39      0.01     1.54      9.12      8.70
   KHI          9437    39245    120.90    123.50               1.23      0.03     0.80      1.35      1.87
   KHI          9436    38430    118.80    120.20     0.01      0.52      0.03     0.38      2.75      3.00
   KHI          9436    38431    120.20    124.80     0.01      0.82      0.02     1.40      3.39      4.92
   KHI          9436    38432    124.80    129.30     0.03      0.85      0.22     1.61      5.00      5.22
   KHI          9436    38433    129.30    133.00     0.02      0.55      0.06     0.47      2.75      3.19


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9436    38434    138.20    141.80     0.02      0.32      0.01     0.54      4.62      4.54
   KHI          9436    38435    141.80    143.60     0.02      0.22      0.02     0.50      4.95      5.85
   KHI          9436    38436    143.60    145.80     0.04      0.67      0.19     1.71      5.36      7.58
   KHI          9436    38437    145.80    147.00     0.08      2.56      0.02     0.48      1.73      4.30
   KHI          9435      155    113.60    116.30     0.09      0.76      0.07     1.76      9.52     14.34
   KHI          9435      156    116.30    119.60     0.10      3.02      0.09     3.38      8.37     10.31
   KHI          9435      157    119.60    122.80     0.12      1.83      0.08     3.40     12.05     13.64
   KHI          9435      158    122.80    128.90     0.15      0.66      0.36     1.96     16.12     21.12
   KHI          9435      159    128.90    132.00     0.09      1.80      0.10     0.86      5.94     10.42
   KHI          9435      160    132.00    137.30     0.08      1.02      0.34     2.12      4.64      6.02
   KHI          9435      161    137.30    143.10     0.10      3.36      0.04     0.48      9.87     12.78
   KHI          9435      162    143.10    146.10     0.15      4.36      0.03     1.78      8.13      8.50
   KHI          9435      163    146.10    148.60     0.23      2.82      0.19    18.44     18.30     10.60
   KHI          9435      164    148.60    151.00     0.05      4.03      0.03     0.28      4.14      5.00
   KHI          9435      165    151.00    152.10     0.07      3.54      0.04     2.44      5.74      5.38
   KHI          9435      166    152.10    155.40     0.28      1.24      0.04     5.78      2.34      3.56
   KHI          9434    31274    130.50    136.90     0.30      9.05      0.98    28.45     28.51     13.18
   KHI          9434    31275    136.90    139.70     1.33      2.28      1.46    32.47     38.19     19.03
   KHI          9434    31276    139.70    143.70     0.68      1.01      1.38    26.88     39.44     22.20
   KHI          9434    31277    143.70    146.30     1.03      1.24      0.10    39.10     37.14     16.30
   KHI          9434    31278    146.30    151.40     0.92      1.66      0.11    34.74     37.40     18.08
   KHI          9434    31279    151.40    157.20     0.09      0.65      0.01     0.52      8.40      7.38
   KHI          9434    31280    157.20    160.10     0.22      0.85      0.02     2.66     26.63     22.58
   KHI          9434    31281    160.10    164.10     0.40      0.86      0.02     0.48     37.41     32.54
   KHI          9434    31282    164.10    170.00     0.20      1.45      0.08     1.86     25.72     22.38
   KHI          9434    31283    173.50    176.10     0.27      1.10      0.12     1.92     24.94     22.42
   KHI          9433    37358    170.70    173.70     0.06      0.16      0.41     1.91      3.15      5.33
   KHI          9433    37359    173.70    178.40     0.07      0.06      0.01     1.41      2.80      3.85
   KHI          9433    37360    178.40    181.60     0.03      0.43      0.01     2.10      3.93      5.35
   KHI          9433    37361    181.60    185.90     0.08      0.33      0.02     4.19      4.84      4.54
   KHI          9433    37362    185.90    191.40     0.10      0.26      0.01     2.79      4.00      3.22
   KHI          9433    37363    191.40    196.10     0.09      0.30      0.01     0.96      1.62      1.82
   KHI          9433    37364    197.20    200.60     0.08      0.22      0.01     0.47     10.81     10.76
   KHI          9433    37365    200.60    204.40     0.03      0.35      0.01     0.98      1.18      1.22
   KHI          9433    37366    204.40    207.80     0.02      0.79      0.01     1.04      1.87      1.60
   KHI          9433    37367    207.80    211.20     0.01      0.39      0.02     1.72      1.55      1.57
   KHI          9433    37368    211.20    213.50     0.08      1.39      0.01     1.78      2.79      3.50


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9433    37369    213.50    215.90     0.05      1.04      0.01     0.37      2.42      3.23
   KHI          9433    37370    215.90    218.80     0.03      0.16      0.01     0.71      3.16      3.06
   KHI          9433    37371    218.80    221.80     0.03      1.00      0.01     0.41      2.21      3.43
   KHI          9433    37372    221.80    224.10     0.04      1.17      0.02     0.42      2.90      3.46
   KHI          9433    37373    224.10    227.30     0.04      0.49      0.01     0.57      3.15      3.57
   KHI          9433    37374    227.30    236.10     0.05      0.85      0.03     0.59      3.56      4.40
   KHI          9433    37375    236.10    241.40     0.05      1.78      0.03     1.55      4.69      4.69
   KHI          9433    37376    241.40    244.00     0.02      0.50      0.03     0.88      2.51      2.41
   KHI          9433    37377    244.00    246.70     0.05      0.17      0.04     1.74      3.05      2.31
   KHI          9433    37378    246.70    250.00     0.02      4.34      0.03     0.19      4.46      4.29
   KHI          9433    37379    250.00    254.40     0.05      1.97      0.03     0.48      2.35      2.17
   KHI          9433    37380    254.40    257.80     0.04      1.18      0.03     0.08      1.50      1.63
   KHI          9433    37381    257.80    262.40     0.04      1.83      0.01     0.57      2.89      2.90
   KHI          9433    37382    262.40    265.70     0.02      1.79      0.01     1.07      2.64      2.09
   KHI          9433    37383    265.70    269.70     0.02      1.47      0.01     0.10      2.90      2.88
   KHI          9433    37384    269.70    272.80     0.02      1.30      0.06     0.36      1.49      1.48
   KHI          9433    37385    272.80    275.90     0.04      3.21      0.03     0.19      3.54      3.74
   KHI          9433    37386    275.90    278.50     0.04      9.38      0.03     0.12      9.30      8.48
   KHI          9433    37387    278.50    281.00     0.22      1.06      0.02     0.24      1.46      1.70
   KHI          9432    38438    181.50    183.60     0.06      1.14      0.42     7.93      0.78      7.82
   KHI          9432    38439    183.60    188.30     0.05      0.63      0.01     1.47      0.16      3.51
   KHI          9432    38440    188.30    191.50     0.12      1.53      0.03     2.90      5.17      5.72
   KHI          9432    38441    191.50    196.20     0.06      0.93      0.02     1.97      4.18      5.80
   KHI          9432    38442    196.20    198.60     0.02      1.14      0.02     3.52      4.73      4.41
   KHI          9432    38443    198.60    202.20     0.05      1.76      0.15     4.57      5.99      6.73
   KHI          9432    38444    202.20    204.60     0.06      1.10      0.01     2.97      5.00      2.62
   KHI          9432    38445    204.60    207.70     0.02      1.43      0.01     0.45      2.65      2.56
   KHI          9432    38446    207.70    210.80     0.01      0.98      0.02     0.25      1.34      1.84
   KHI          9432    38447    210.80    214.30     0.01      0.92      0.01     0.11      1.30      1.42
   KHI          9432    38448    214.30    217.50     0.02      1.08      0.01     0.71      1.79      1.62
   KHI          9432    38449    217.50    221.10     0.01      0.77      0.01     0.29      1.24      1.51
   KHI          9432    38450    221.10    223.60     0.01      0.70      0.01     0.25      1.39      1.35
   KHI          9432    38451    223.60    225.00     0.02      0.73      0.01     1.56      2.39      1.81
   KHI          9431    37498    162.70    166.20     0.15      0.15      0.03     8.50     18.91     15.10
   KHI          9431    37499    166.20    171.40     0.37      0.89      0.02     5.98     16.38     14.66
   KHI          9431    37500    179.60    183.40     0.04      2.40      0.01     4.66      5.36      3.08
   KHI          9431    37501    183.40    186.20     0.02      1.60      0.01     0.58      2.25      1.40


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9431    37502    186.20    190.10     0.03      0.32      0.01     1.74      3.99      2.30
   KHI          9431    37503    190.10    194.60     0.02      1.84      0.01     0.10      1.82      0.96
   KHI          9431    37504    194.60    197.60     0.03      0.61      0.01     0.07      0.96      0.36
   KHI          9431    37505    200.60    202.60     0.02      0.22      0.01     0.15      1.05      0.30
   KHI          9431    37506    202.60    203.70     0.43      1.60      0.01     0.56     19.10      6.74
   KHI          9430    38414    187.30    190.60     0.27      1.21      0.07    10.92      8.96      5.68
   KHI          9430    38415    190.60    193.90     0.04      1.32      0.02     1.19      4.04      4.77
   KHI          9430    38416    193.90    198.20     0.21      3.62      0.05     4.29      8.67      6.95
   KHI          9430    38417    198.20    200.60     0.68      1.62      0.04     6.63      6.68      4.07
   KHI          9430    38418    200.60    202.60     0.46      2.02      0.13    15.24     11.68      5.84
   KHI          9430    38419    202.60    205.50     0.01      0.84      0.01     1.00      1.62      1.64
   KHI          9430    38420    205.50    208.10     0.04      0.50      0.04     1.12      1.73      1.66
   KHI          9430    38421    208.10    211.70     0.02      0.46      0.01     0.37      1.24      1.30
   KHI          9430    38422    211.70    213.60     0.03      0.91      0.01     0.19      1.26      1.31
   KHI          9430    38423    213.60    214.40     0.81     16.61      0.01     0.64     21.49     17.23
   KHI          9430    38424    214.40    217.20     0.03      0.73      0.01     0.39      1.10      1.21
   KHI          9430    38425    217.20    218.70     0.02      0.23      0.04     0.21      0.72      0.81
   KHI          9430    38426    222.80    226.60     0.01      0.43      0.01     0.07      2.23      2.11
   KHI          9430    38427    233.60    235.70     0.02      0.24      0.01     0.04      1.87      1.62
   KHI          9430    38428    246.50    249.00     0.10      0.74      0.01     0.16      2.89      2.39
   KHI          9430    38429    249.00    251.20     0.08      0.44      0.01     0.22      1.38      1.32
   KHI          9429    37554     40.50     44.80     0.04      0.32      0.01     0.85      5.87      6.73
   KHI          9429    37555    166.60    170.10     0.03      0.19      0.01     0.41      4.77      4.80
   KHI          9429    37556    170.10    172.60     0.10      0.83      0.03     3.33      7.75      5.25
   KHI          9429    37557    172.60    174.80     0.05      1.28      0.03     1.53      4.95      4.24
   KHI          9429    37558    174.80    178.40     0.02      4.97      0.03     1.25      6.30      4.93
   KHI          9429    37559    178.40    180.80     0.01      1.03      0.02     0.21      1.13      1.83
   KHI          9429    37560    180.80    183.80     0.02      0.58      0.01     0.16      0.97      1.16
   KHI          9429    37561    183.80    187.50     0.03      1.06      0.02     0.29      1.14      1.39
   KHI          9429    37562    187.50    191.00     0.06      1.62      0.01     0.54      1.77      1.59
   KHI          9429    37563    191.00    195.00     0.03      1.59      0.01     0.15      1.48      1.63
   KHI          9428    36980    116.70    117.90     0.02      0.41      0.04     0.21      3.66      3.98
   KHI          9428    36981    117.90    123.50     0.02      0.13      0.01     0.92      4.55      4.38
   KHI          9428    36982    123.50    125.90     0.03      3.15      0.02     5.94      9.47      6.49
   KHI          9428    36983    125.90    129.20     0.02      2.93      0.02     0.42      3.37      3.13
   KHI          9428    36984    129.20    134.20     0.02      2.94      0.01     0.59      5.94      3.96
   KHI          9428    36985    134.20    138.60     0.08      2.60      5.28    31.87     33.20     15.56


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9428    36986    138.60    140.70     0.07      1.13      5.26    25.13     33.46     19.04
   KHI          9428    36987    140.70    145.80     0.05      0.96      4.98    25.45     28.90     15.15
   KHI          9428    36988    151.30    155.90     0.18      0.37      0.07    24.74     27.92     15.06
   KHI          9428    36989    155.90    158.90     0.08      0.20      0.03     0.42     14.47     13.49
   KHI          9427      015    140.30    142.30     0.13      7.36      0.07     3.32     15.00     12.70
   KHI          9427      016    142.30    145.90     0.16      9.70      2.49    31.03     28.89     11.74
   KHI          9427      017    145.90    149.90     0.38      6.28      3.92    21.94     33.39     19.87
   KHI          9427      018    149.90    153.20     0.36      4.18      5.76    23.14     31.04     15.84
   KHI          9427      019    153.20    156.50     0.40      2.98      8.05    26.06     33.67     16.71
   KHI          9427      020    156.50    158.80     0.17      7.24      1.26     1.04      5.96      4.00
   KHI          9427      021    158.80    161.50     0.16      3.15      0.40     0.66      4.56      3.75
   KHI          9427      022    161.50    165.00     0.07      1.12      0.20     1.64      3.19      2.55
   KHI          9427      023    165.00    169.50     0.31      2.18      0.25     0.58      6.02      4.92
   KHI          9426    36769    246.70    250.20     0.02      0.03      0.01     0.20      4.02      5.45
   KHI          9426    36770    255.80    258.80     0.02      0.27      0.01     3.19      5.66      4.81
   KHI          9426    36771    258.80    261.30     0.02      0.32      0.01     0.66     10.36      9.89
   KHI          9426    36772    261.30    276.00     0.02      0.21      0.01     1.89      7.89      6.58
   KHI          9426    36773    276.00    279.00     0.03      0.12      0.01     1.34      3.13      4.21
   KHI          9426    36774    279.00    281.00     0.03      0.52      0.01     0.61      1.97      2.22
   KHI          9426    36775    281.00    284.10     0.03      0.57      0.01     7.10      6.14      3.28
   KHI          9426    36776    284.10    292.00     0.02      0.18      0.02     0.32      4.05      3.76
   KHI          9426    36777    292.00    296.00     0.02      0.72      0.01     1.38      3.51      3.17
   KHI          9426    36778    296.00    300.20     0.02      1.55      0.02     1.09      4.25      3.77
   KHI          9426    36779    300.20    305.70     0.02      1.01      0.01     0.58      1.83      2.04
   KHI          9426    36780    305.70    311.90     0.03      1.96      0.01     1.04      2.48      2.13
   KHI          9426    36781    311.90    314.00     0.02      1.94      0.01     2.42      3.50      2.81
   KHI          9426    36782    314.00    318.00     0.02      2.78      0.01     1.33      3.59      3.34
   KHI          9426    36783    318.00    320.50     0.03      3.51      0.02     6.78      7.77      4.09
   KHI          9426    36784    320.50    323.90     0.02      2.51      0.01     1.40      4.03      3.30
   KHI          9426    36785    323.90    327.90     0.02      1.65      0.02     3.00      4.58      3.74
   KHI          9426    36786    327.90    329.40     0.02      0.82      0.01     2.75      2.95      1.97
   KHI          9426    36787    329.40    332.00     0.02      0.79      0.01     2.66      5.71      4.27
   KHI          9426    36788    332.00    335.40     0.02      0.12      0.02     2.99      9.51      7.18
   KHI          9426    36789    335.40    341.10     0.02      0.30      0.01     1.22     11.71     10.02
   KHI          9426    36790    341.10    344.00     0.08      1.46      0.02     0.20     32.48     31.53
   KHI          9425    36703     88.80     89.90     0.03      0.50      0.94     3.36      7.51      7.52
   KHI          9425    36704     94.80     97.80     0.02      0.30      0.02     2.74      6.66      6.26


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9425    36705     97.80    100.80     0.02      0.73      0.65     7.63      8.69      6.98
   KHI          9425    36706    100.80    103.80     0.02      0.15      0.04     0.44      4.93      5.81
   KHI          9425    36707    117.60    119.30     0.02      1.60      0.14     2.56      6.39      5.53
   KHI          9425    36708    119.30    120.90     0.02      1.61      0.13     8.50      8.49      5.16
   KHI          9425    36709    120.90    124.50     0.02      1.01      0.77     3.34      4.13      3.68
   KHI          9425    36710    124.50    128.00     0.02      1.57      2.39    44.42     34.06     11.64
   KHI          9425    36711    128.00    130.30     0.02      1.36      7.63    30.25     33.11     16.49
   KHI          9424    36676    174.30    117.30     0.08      1.87      0.02     2.02      5.26      5.04
   KHI          9424    36677    177.30    178.80     0.06      2.19      1.18    31.04     23.44      9.15
   KHI          9424    36678    178.80    180.90     0.06      4.56      0.08     2.95      8.20      6.84
   KHI          9424    36679    180.90    183.30     0.09      8.84      0.01     1.03     10.71      9.02
   KHI          9424    36680    183.30    186.40     0.10      1.97      0.01     0.22      2.18      2.44
   KHI          9424    36681    186.40    189.30     0.11      3.72      0.03     0.16      4.20      4.08
   KHI          9424    36682    189.30    190.80     0.12      2.95      0.01     0.17      3.26      3.33
   KHI          9424    36683    190.80    193.00     0.04      1.44      0.02     0.18      1.52      1.62
   KHI          9424    36684    193.00    194.80     0.06      0.72      0.02     0.19      0.92      1.06
   KHI          9424    36685    194.80    196.80     0.05      2.17      0.24     5.17      4.97      2.22
   KHI          9423      024    103.70    199.00     0.22      5.74      0.33    32.23     28.02     12.84
   KHI          9423      025    199.00    203.70     0.09      1.45      0.07     1.45      2.07      2.13
   KHI          9423      026    203.70    208.60     0.01      1.14      0.05     1.78      3.13      3.10
   KHI          9423      027    208.60    211.50     0.03      2.10      0.14     6.12      6.46      5.00
   KHI          9422    37258    220.80    223.20     0.12      0.35      0.35    13.12     10.99      4.48
   KHI          9422    37259    223.20    227.20     0.02      0.13      0.03     3.32      6.48      5.08
   KHI          9422    37260    227.20    230.90     0.29      0.77      0.68    42.24     25.28      4.54
   KHI          9422    37261    230.90    234.70     0.48      0.96      1.27    43.83     29.88      7.17
   KHI          9422    37262    234.70    238.20     0.21      1.86      0.03     9.08     11.21      6.10
   KHI          9422    37263    238.20    241.10     0.03      2.14      0.04     7.90     10.07      6.08
   KHI          9422    37264    241.10    244.60     0.03      1.05      0.03     0.52      4.67      4.76
   KHI          9422    37265    244.60    246.40     0.05      1.41      0.03     1.55      6.06      5.54
   KHI          9422    37266    246.40    248.90     0.02      2.34      0.02     0.08      3.38      3.34
   KHI          9422    37267    248.90    253.00     0.02      0.50      0.02     0.13      0.81      0.88
   KHI          9422    37268    253.00    255.90     0.16      1.20      0.05    17.28     29.58     18.14
   KHI          9422    37269    255.90    258.60     0.08      0.77      0.02     1.45      4.59      3.97
   KHI          9422    37270    258.60    261.10     0.05      0.72      0.02     0.17      9.31      7.92
   KHI          9422    37271    261.10    265.00     0.18      1.81      0.03     0.55     37.77     32.91
   KHI          9422    37272    265.00    268.90     0.02      0.42      0.01     0.39      1.54      1.66
   KHI          9422    37273    268.90    272.60     0.03      0.19      0.01     0.21      2.98      2.81


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9421             163.80    165.40     0.04      0.08      0.03     0.48      4.78      5.97
   KHI          9421             165.40    186.70     0.16      6.32      0.75     8.71     11.65      7.93
   KHI          9421             186.70    190.40     0.05      3.60      0.01     9.00      2.86      3.20
   KHI          9420    36476     29.40     32.90     0.08      0.72      0.01     4.02     27.84     24.58
   KHI          9420    36477     46.00     47.20     0.20      1.10      0.01     2.12      5.75      6.44
   KHI          9420    36478     50.00     58.30     0.17      2.52      0.01     0.60     17.24     17.76
   KHI          9419    37696     34.40     35.70     0.05      0.23      1.16     8.99     10.90      7.43
   KHI          9419    37697     57.60     60.90     0.08      0.73      0.02     0.40      4.20      4.44
   KHI          9419    37698     62.50     66.30     0.14      0.30      1.51     7.00     11.10      7.81
   KHI          9419    37699    103.30    106.40     0.09      1.80      0.04     3.00      6.79      5.43
   KHI          9419    37700    106.40    110.40     0.19      1.60      2.30    28.10     29.41     13.22
   KHI          9419    37701    110.40    112.10     0.52      9.88      0.30     2.23     21.79     21.46
   KHI          9419    37702    112.10    114.60     0.33      1.13      0.06     1.10     12.86     11.77
   KHI          9418    36169    133.00    139.60     0.72      0.58      0.02     7.20     12.61     14.29
   KHI          9418    36170    139.60    141.50     0.20      0.35      0.02     7.36      8.79      6.84
   KHI          9418    36171    144.10    144.80     0.52      0.90      0.05     0.82      8.64     13.99
   KHI          9418    36172    157.40    159.70     0.18      0.78      0.03     0.17      6.25     10.94
   KHI          9417    37739     75.60     78.40     0.04      0.11      0.01     0.47      1.66      2.61
   KHI          9417    37740     78.40     82.10     0.16      0.18      0.15     7.28      4.16      1.52
   KHI          9417    37741     82.10     84.40     0.02      0.02      0.01     0.09      0.81      1.10
   KHI          9417    37742     84.40     86.50     0.09      1.14      0.01     0.10      5.57      7.00
   KHI          9417    37743     86.50     91.00     0.01      0.05      0.01     0.19      3.03      5.39
   KHI          9417    37744     91.00     97.10     0.02      0.03      0.01     0.24      2.32      4.64
   KHI          9417    37745     97.10     99.70     0.23      0.14      0.01     4.83      5.57      7.20
   KHI          9417    37746     99.70    103.50     0.01      0.02      0.01     0.50      3.43      5.28
   KHI          9417    37747    118.10    119.50     0.01      0.02      0.01     0.16      1.97      3.82
   KHI          9417    37748    119.50    121.70     0.03      0.03      0.01     2.23      2.74      5.34
   KHI          9417    37749    121.70    127.30     0.03      0.03      0.01     3.40      4.35      4.69
   KHI          9417    37750    127.30    130.40     0.05      0.03      0.01     0.32      2.10      4.40
   KHI          9417    37751    130.40    135.90     0.02      0.02      0.01     0.53      2.72      5.91
   KHI          9417    37752    135.90    141.20     0.03      0.05      0.01     1.03      4.21      6.40
   KHI          9417    37753    141.20    146.10     0.03      0.04      0.01     2.26      4.97      5.48
   KHI          9417    37754    146.10    148.10     0.06      0.87      0.02     0.83      4.93      5.50
   KHI          9417    37755    148.10    149.50     0.24      0.96      1.88    26.38     22.20      8.03
   KHI          9417    37756    149.50    151.70     1.16      8.57      0.03     0.57     32.84     30.84
   KHI          9417    37757    151.70    154.20     0.22      2.52      0.04     0.25     35.94     35.88
   KHI          9417    37758    154.20    157.20     0.07      0.58      0.01     0.62      6.33      6.08


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9417    37759    163.70    164.60     0.01      0.74      0.01     0.03      1.92      2.62
   KHI          9416      710     89.00     92.90     0.08      0.04      0.05     0.68      1.82      2.88
   KHI          9416      711     92.90     94.30     0.11      0.56      0.12     3.71      4.56      4.17
   KHI          9416      712     94.30     97.20     0.34      0.66      5.75    21.45     27.72     16.32
   KHI          9416      713     97.20    101.00     0.35      1.34      3.38    44.60     32.76     10.28
   KHI          9416      714    101.00    102.50     0.22      1.12      0.19     2.73      4.75      3.51
   KHI          9416      715    102.50    104.60     0.06      0.45      0.01     0.07      0.77      1.73
   KHI          9415    38243    117.60    119.40     0.10      0.28      0.05     7.53      9.00      9.10
   KHI          9415    38244    119.40    122.40     0.04      3.14      0.04     0.48      5.64      6.58
   KHI          9415    38245    182.50    185.50     0.04      0.50      0.07     2.40      4.51      3.73
   KHI          9415    38246    185.50    188.20     0.16      1.30      0.08     2.31      4.27      3.62
   KHI          9415    38247    188.20    190.00     0.26      4.31      0.23     7.51     13.31     11.00
   KHI          9415    38248    190.00    193.90     1.05      3.94      2.59    27.25     33.65     18.35
   KHI          9415    38249    193.90    198.00     0.03      0.33      0.05     0.16      0.78      0.94
   KHI          9414      897    100.40    104.40     0.09      0.32      0.05     4.08      6.73      6.51
   KHI          9414      898    113.30    117.50     0.09      0.83      0.27     7.28      7.33      4.70
   KHI          9414      899    125.50    127.10     0.35      1.01      0.50    14.20     15.33     11.10
   KHI          9414      900    127.10    129.60     0.29      0.96      1.93    32.23     33.35     12.90
   KHI          9414      901    129.60    132.10     0.15      2.18      0.09     2.80     28.69     26.50
   KHI          9413    36882    107.40    110.80     0.35      1.47      0.08     2.60     13.12     15.17
   KHI          9413    36883    115.00    116.90     0.11      1.95      0.25    10.12     28.04     24.06
   KHI          9413    36884    153.10    154.20     0.11      0.83      0.27    10.04     14.13      8.26
   KHI          9413    36885    154.20    158.70     0.32      2.84      0.86    34.34     34.56     17.88
   KHI          9413    36886    158.70    160.60     0.48      3.79      1.71    35.61     29.66     12.00
   KHI          9413    36887    160.60    163.00     0.82      2.52      3.14    35.79     33.70     14.35
   KHI          9413    36888    163.00    165.20     0.66      1.15      0.84    12.56     21.74     13.24
   KHI          9413    36889    165.20    167.10     0.02      0.39      0.13     1.49      2.35      2.14
   KHI          9413    36890    167.10    169.70     0.02      1.85      0.09     3.85      5.50      4.05
   KHI          9412      874    118.80    121.30     0.07      1.89      0.02     1.44      5.76      3.68
   KHI          9412      875    124.70    126.40     0.98      1.17      0.06     0.80      6.14      5.54
   KHI          9412      876    126.40    129.70     0.38      2.13      4.12    32.75     32.08     13.80
   KHI          9412      877    129.70    132.20     0.87      1.16      0.02     0.75      3.99      3.26
   KHI          9411    36384    169.50    174.20     0.02      0.06      0.01     0.15      6.73      8.10
   KHI          9411    36385    174.20    177.30     0.07      0.17      0.01     1.75      8.15      8.61
   KHI          9411    36386    177.30    181.00     0.48      0.24      0.01     0.72      8.85      8.64
   KHI          9411    36387    181.00    183.40     0.10      0.26      0.02     3.84     11.26      9.71
   KHI          9411    36388    183.40    185.70     1.18      0.25      0.03     1.10     11.06     11.19


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9411    36389    189.50    191.30     0.05      0.11      0.01     1.09      4.44      5.27
   KHI          9411    36390    191.30    193.40     0.03      0.25      0.02     5.68     21.14     18.20
   KHI          9411    36391    211.80    214.40     0.03      0.06      0.01     1.17      4.82      6.53
   KHI          9411    36392    281.00    284.70     0.03      0.09      0.01     8.88      9.85      6.34
   KHI          9411    36393    287.80    288.50     0.02      0.09      0.02     0.85      8.77      9.30
   KHI          9411    36394    290.20    293.00     0.02      0.16      0.02     0.28     16.10     16.46
   KHI          9411    36395    294.10    295.60     0.05      0.10      0.01     0.26      5.34      5.56
   KHI          9411    36396    296.80    298.70     0.08      0.17      0.01     0.33      5.40      5.84
   KHI          9411    36397    298.70    300.30     0.10      0.06      0.01     0.52      7.13      7.37
   KHI          9411    36398    301.90    303.20     0.08      0.40      0.02     8.06     16.20     11.82
   KHI          9410    38836     64.90     68.00     0.06      3.04      0.04     0.68     11.39     11.13
   KHI          9410    38837     80.00     81.30     0.03      0.11      0.01     2.04      4.42      5.20
   KHI          9410    38838    102.60    108.20     0.05      0.54      0.01     1.24      5.38      7.59
   KHI          9410    38839    129.90    134.80     0.15      3.47      0.04     3.66      9.12      8.10
   KHI          9410    38840    134.80    140.20     0.09      5.78      0.10    35.37     30.81     12.95
   KHI          9410    38841    140.20    144.70     0.22      3.10      0.32    43.60     31.00     10.31
   KHI          9410    38842    144.70    147.90     1.67      8.92      4.36    31.16     28.30      6.77
   KHI          9410    38843    147.90    150.70     0.06      1.29      0.01     0.26      2.22      4.00
   KHI          9410    38844    150.70    154.20     0.05      0.91      0.03     0.44      1.52      1.83
   KHI          9410    38845    157.50    161.00     0.07      6.34      0.01     0.48      6.25      6.42
   KHI          9410    38846    161.00    164.70     0.09      0.76      0.01     0.29      1.39      2.17
   KHI          9410    38847    164.70    167.40     0.01      0.36      0.01     0.26      1.67      2.22
   KHI          9409    37542     80.00     83.90     0.10      2.04      0.02     0.33      4.64      5.20
   KHI          9409    37543     83.90     86.30     0.15      1.95      0.07     2.65     24.24     23.18
   KHI          9409    37544     86.30     88.80     0.50      1.73      1.75    23.24     32.54     20.69
   KHI          9409    37545     88.80     90.30     0.07      0.41      0.04     0.64      3.70      4.45
   KHI          9408    37564    106.30    107.30     0.10      0.06      0.03    10.60     16.46     11.14
   KHI          9408    37565    107.30    109.80     0.08      0.21      0.07     4.77     10.62      7.48
   KHI          9408    37566    109.80    112.30     0.10      0.07      0.03     4.14     10.06      7.67
   KHI          9408    37567    112.30    113.10     0.06      0.07      0.02     1.72      7.58      6.55
   KHI          9408    37568    113.10    115.80     0.16      0.11      0.05     1.60     11.96     10.55
   KHI          9408    37569    115.80    119.50     0.29      0.45      0.09     0.94     22.39     21.45
   KHI          9408    37570    119.50    122.00     0.13      1.49      0.06     9.66     13.32     10.23
   KHI          9408    37571    122.00    123.20     0.20      0.63      0.02     0.76      3.26      3.74
   KHI          9408    37572    123.20    126.40     0.02      0.23      0.02     0.27      1.26      1.70
   KHI          9407      189    208.00    209.10     0.14      1.14      0.02     4.53      8.10      6.57
   KHI          9407      190    211.60    214.70     0.10      0.65      0.01     0.10      6.63      7.05


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9407      191    214.70    219.10     0.14      0.41      0.02     3.80      8.84      7.23
   KHI          9407      192    219.10    221.60     0.09      1.36      0.01     0.20     11.38     11.33
   KHI          9407      193    221.60    224.00     0.08      0.22      0.01     0.87      7.15      6.65
   KHI          9407      194    224.00    227.50     0.05      0.51      0.02     0.33      5.40      6.16
   KHI          9407      195    227.50    233.10     0.27      0.94      0.02     8.33     12.08      9.06
   KHI          9406      089     94.10     97.60     1.02      2.00      0.03     0.50     15.63     14.90
   KHI          9406      090     97.60    100.00     0.56      1.61      0.09     1.14     11.54     11.38
   KHI          9406      091    100.00    103.90     0.11      0.81      1.12    10.16     14.67      9.83
   KHI          9406      092    103.90    106.50     0.14      0.81      0.62     5.40      8.60      6.73
   KHI          9406      093    106.50    108.60     0.08      0.49      0.18     1.59      3.33      3.73
   KHI          9406      094    108.60    113.00     0.08      0.29      0.06     0.61      3.81      5.27
   KHI          9406      095    113.00    114.80     0.27      0.97      0.14     1.32     24.39     24.38
   KHI          9406      096    114.80    119.40     0.24      0.63      4.71    34.05     25.05      5.86
   KHI          9406      097    119.40    120.40     0.10      0.49      0.15     1.02      3.16      2.97
   KHI          9403    37391     67.00     69.00     0.07      0.46      0.01     0.08      4.88      4.90
   KHI          9403    37392     69.00     72.50     0.53      3.97      0.03     0.26      6.14      6.46
   KHI          9403    37393     72.50     77.20     0.27      2.23      0.02     0.15      3.30      3.83
   KHI          9403    37394     77.20     82.00     0.08      0.19      0.02     0.19      4.20      4.60
   KHI          9403    37395     82.00     83.80     0.10      1.61      0.01     0.47      3.15      3.44
   KHI          9403    37396     83.80     85.20     0.15      0.41      0.05    16.48     29.99     20.24
   KHI          9403    37397     85.20     86.30     0.03      0.29      0.02     0.12      0.77      8.46
   KHI          9405      862     88.70     91.10     0.07      5.70      0.05     0.86      8.36      8.28
   KHI          9405      863     91.10     95.10     0.16      2.93      0.03     1.72     31.23     34.22
   KHI          9405      864     95.10     98.30     0.18      1.23      1.68    29.13     31.56     17.51
   KHI          9404    38394    177.70    180.10     0.15      0.22      0.03     0.19      9.46     12.86
   KHI          9404    38395    180.10    183.50     0.11      0.20      0.02     0.39      4.71      7.32
   KHI          9404    38396    215.00    218.10     0.09      1.38      0.03     0.30      6.94      7.63
   KHI          9404    38397    218.10    221.60     0.03      1.96      0.02     0.24      2.29      2.99
   KHI          9404    38398    221.60    224.60     0.03      0.81      0.03     0.34      1.09      2.15
   KHI          9404    38399    224.60    226.60     0.04      1.55      0.08     0.61      2.10      2.70
   KHI          9404    38400    226.60    231.60     0.03      1.91      0.03     0.20      1.57      2.35
   KHI          9404    38401    231.60    234.50     0.02      0.61      0.03     0.19      0.92      1.99
   KHI          9404    38402    234.50    239.20     0.03      0.98      0.03     0.18      1.70      2.42
   KHI          9404    38403    239.20    242.30     0.05      0.60      0.02     0.21      2.99      3.52
   KHI          9404    38404    242.30    245.40     0.03      0.39      0.02     0.15      2.28      2.90
   KHI          9404    38405    245.40    247.20     0.03      0.33      0.06     0.69      2.67      2.71
   KHI          9402      398     83.50     85.20     0.05      0.12      0.02     0.07      6.06      7.20


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9402      399     85.20     89.20     0.09      0.67      0.03     0.51     10.25      9.98
   KHI          9402      400     89.20     93.40     0.54      1.17      0.02     0.67      8.82      9.04
   KHI          9402      401     93.40     96.60     0.03      0.40      0.01     1.21      2.18      3.36
   KHI          9402      402     96.60    101.60     0.02      2.08      0.02     0.16      2.50      4.01
   KHI          9402      403    101.60    105.20     0.04      0.46      0.03     0.34      2.80      4.09
   KHI          9402      404    105.20    109.50     0.05      0.29      0.01     0.64      2.08      2.88
   KHI          9402      405    109.50    112.50     0.38      4.69      0.15     8.22     25.50     19.90
   KHI          9402      406    112.50    114.40     0.07      0.23      0.02     0.17      7.34      7.68
   KHI          9401      785     64.00     65.80     0.49     10.77      0.13     1.65     30.63     26.58
   KHI          9401      786     65.80     68.70     0.20      3.09      0.03     0.32     10.90     11.08
   KHI          9401      787     68.70     71.80     0.14      2.78      0.03     0.54      4.40      5.16
   KHI          9401      788     71.80     74.50     0.07      4.54      0.03     0.64      5.63      6.26
   KHI          9401      789     74.50     76.70     0.02      3.32      0.02     0.39      4.58      5.17
   KHI          9401      790     76.70     82.90     0.10      1.65      0.03     1.87      5.22      8.93
   KHI          9400    36596     77.80     81.30     0.33      4.22      0.05     2.18      7.19      7.04
   KHI          9400    36597     81.30     83.60     1.16      2.32      0.01     0.31     14.74     14.14
   KHI          9400    36598     83.60     87.60     0.23      4.19      0.01     0.43     11.54     10.80
   KHI          9400    36599     87.60     32.50     0.08      0.25      0.34     6.32      7.01      4.42
   KHI          9400    36600     92.50     95.80     0.06      1.45      0.18     2.11      4.19      4.58
   KHI          9400    36601     95.80     99.60     0.07      2.08      0.01     0.13      5.59      6.09
   KHI          9400    36602     99.60    103.20     0.02      0.71      0.01     0.53      2.73      3.20
   KHI          9400    36603    112.00    116.10     0.18      0.59      1.77    33.06     24.81      8.19
   KHI          9400    36604    116.10    118.00     0.07      0.32      0.05     1.08     22.88     21.04
   KHI          9399    38779     87.00     90.10     0.11      2.07      0.13     0.44     15.32     14.14
   KHI          9399    38780    100.50    105.60     0.24      2.17      0.05     0.48     19.72     18.03
   KHI          9399    38781    105.60    107.00     3.36      3.97      0.07     0.38     26.73     26.27
   KHI          9399    38782    107.00    109.70     0.79      1.67      0.06     2.48      6.60      6.94
   KHI          9399    38783    109.70    114.20     0.52      1.88      0.19    24.85     31.50     19.66
   KHI          9399    38784    114.20    121.20     0.06      0.51      0.03     5.16      4.95      2.84
   KHI          9398      592    178.50    181.20     0.17      0.55      0.03     1.86     13.28     14.16
   KHI          9398      593    203.20    204.70     0.02      0.07      0.01     8.28      7.28      3.25
   KHI          9398      594    239.00    242.00     0.02      0.39      0.01     1.82      3.91      3.52
   KHI          9398      595    281.20    282.80     0.25      0.31      0.01    23.30     24.11     13.12
   KHI          9397      546     66.40     68.80     0.46      2.23      0.03     4.50     14.89     12.06
   KHI          9397      547     68.80     71.40     0.04      2.52      0.02     0.44      4.50      4.70
   KHI          9397      548     71.40     74.80     0.02      2.24      0.02     0.21      2.79      3.27
   KHI          9397      549     74.80     77.40     0.09      3.25      0.01     0.21      3.95      3.91


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9397      550     77.40     80.10     0.02      2.82      0.01     0.90      3.81      3.42
   KHI          9397      551     80.10     82.90     0.02      4.89      0.01     2.58      6.11      4.85
   KHI          9397      552     82.90     84.80     0.03      1.79      0.01     0.30      1.99      2.07
   KHI          9397      553     84.80     87.60     0.04      0.45      0.01     0.46      2.46      2.68
   KHI          9396      533     89.80     92.20     0.66      2.26      0.04     0.50     20.33     18.89
   KHI          9396      534     92.20     94.20     1.84      0.81      0.05    10.66     32.71     24.78
   KHI          9396      535     94.20     97.40     0.21      0.33      0.02     5.36      9.22      6.36
   KHI          9396      536     97.40    101.40     0.09      1.79      0.02     1.94      4.45      3.72
   KHI          9396      537    101.40    104.10     0.08      0.23      0.02     3.84      6.78      4.82
   KHI          9396      538    104.10    105.80     0.14      0.86      0.06    28.73     29.93     14.92
   KHI          9396      539    105.80    111.70     0.05      0.19      0.02     1.14      3.56      2.88
   KHI          9396      540    111.70    115.90     0.04      0.20      0.02     3.36      4.61      2.67
   KHI          9396      541    115.90    117.90     0.02      0.11      0.02     2.16      3.05      1.96
   KHI          9395    37507    154.70    157.30     0.25      0.59      0.02     1.20      5.54     20.26
   KHI          9395    37508    157.30    159.60     1.48      5.16      0.02     2.38      5.79     26.28
   KHI          9395    37509    159.60    163.70     0.07      0.14      0.02     0.61      9.38      9.28
   KHI          9395    37510    163.70    166.40     0.07      0.03      0.01     0.27      6.89      6.42
   KHI          9395    37511    166.40    169.40     0.06      0.10      0.01     5.44      6.74      3.88
   KHI          9395    37512    169.40    171.80     0.11      0.38      0.01     1.34      7.88      6.48
   KHI          9395    37513    171.80    174.60     0.16      0.36      0.01     1.20      8.44      7.10
   KHI          9395    37514    174.60    179.30     0.18      0.87      0.02     0.76     26.24     24.22
   KHI          9395    37515    179.30    181.20     0.18      0.97      0.01     0.12     35.72     35.04
   KHI          9395    37516    181.20    183.10     0.64      0.50      0.02     4.22     24.01     22.10
   KHI          9395    37517    183.10    186.50     0.09      0.07      0.02     0.42      3.81      4.00
   KHI          9395    37518    186.50    190.10     0.10      1.44      0.03    20.22     18.76     10.74
   KHI          9395    37519    190.10    193.50     0.05      0.09      0.03     1.34      2.42      2.24
   KHI          9395    37520    193.50    197.30     0.03      0.18      0.03     0.76      3.19      3.08
   KHI          9395    37521    197.30    200.40     0.03      0.16      0.03     4.92      3.82      2.68
   KHI          9395    37522    200.40    203.40     0.05      0.17      0.01     0.76      2.75      3.22
   KHI          9395    37523    203.40    205.40     0.02      0.47      0.01     0.16      2.34      3.02
   KHI          9395    37524    205.40    209.60     0.13      1.04      0.01     0.02      7.36      8.12
   KHI          9395    37525    209.60    213.70     0.06      0.05      0.01     0.70      1.17      2.08
   KHI          9395    37526    213.70    216.80     0.05      0.19      0.01     0.70      2.53      1.86
   KHI          9395    37527    216.80    219.50     0.04      5.04      0.01     4.96     10.28      7.38
   KHI          9395    37528    219.50    224.50     0.05      0.12      0.03     6.28      4.72      2.50
   KHI          9395    37529    224.50    229.30     0.05      0.05      0.04     0.70      2.11      2.49
   KHI          9395    37530    229.30    231.70     0.04      0.39      0.03     3.19      3.46      2.39


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9395    37531    231.70    234.70     0.08      0.11      0.03     6.27      8.65      6.64
   KHI          9394    38857    100.40    106.90     0.16      0.53      0.03     0.58     11.23     13.42
   KHI          9394    38858    106.90    112.50     0.12      1.77      0.10     1.53      7.20     11.70
   KHI          9394    38859    112.50    115.80     1.05      1.73      0.11     0.91     32.21     33.80
   KHI          9394    38860    115.80    120.60     0.55      2.15      0.07     6.80     29.57     27.77
   KHI          9394    38861    120.60    124.60     0.19      0.06      0.06    32.44     23.65      9.36
   KHI          9393    36479     48.60     49.70     0.16      0.45      0.02     6.20     11.07      8.02
   KHI          9393    36480    172.40    173.00     0.03      0.66      0.07     3.00      9.54      8.98
   KHI          9393    36481    173.00    176.10     0.22      2.50      0.98     9.64     37.75     36.24
   KHI          9393    36482    176.10    178.90     0.34      2.76      0.02     0.32     28.07     27.32
   KHI          9393    36483    180.80    185.40     0.05      0.44      0.05     1.42     10.55     11.20
   KHI          9393    36484    185.40    189.00     0.06      0.26      0.24     7.24     12.21     10.80
   KHI          9393    36485    194.00    195.00     0.07      0.83      0.14    20.88     17.54      8.34
   KHI          9393    36486    201.40    203.00     0.05      0.09      0.02    17.24     23.18     15.00
   KHI          9393    36487    207.00    209.30     0.06      0.47      0.01     2.82      8.87      8.30
   KHI          9393    36488    226.00    229.80     0.07      0.17      0.05     0.20      7.35      7.28
   KHI          9393    36489    231.40    232.60     0.05      0.90      0.05     0.54      7.86      8.48
   KHI          9393    36490    236.30    237.20     0.07      0.41      0.02    23.80     26.90     13.18
   KHI          9392    35956     88.20     91.60     0.52      4.52      0.67    18.08     16.09      8.44
   KHI          9392    35957     94.90     95.20     0.18      1.56      0.05     7.63     12.16      8.28
   KHI          9392    35958     98.10     99.60     0.38      0.78      0.05     3.14      5.34      4.06
   KHI          9392    35959    102.70    104.50     0.13      0.87      0.37     4.72     10.38      8.34
   KHI          9392    35960    107.70    111.50     0.12      0.77      0.05    20.52     17.11      3.57
   KHI          9392    35961    111.50    114.00     0.05      0.78      0.03    10.48      8.19      1.78
   KHI          9392    35962    116.90    120.30     0.06      0.81      0.03     0.96      3.07      3.07
   KHI          9392    35963    120.30    121.20     0.25      2.19      0.03     3.63      7.11      5.74
   KHI          9391       23    129.70    130.70     0.05      0.07      0.02     2.39      3.49      4.02
   KHI          9391       24    134.70    135.40     0.05      0.20      0.03     0.78      1.63      2.07
   KHI          9390      260     89.00     92.40     0.03      0.05      0.04     0.13      5.59      6.58
   KHI          9390      261     92.40     98.20     0.22      0.57      0.03     1.59     13.80     13.10
   KHI          9390      262    101.40    103.90     0.14      0.84      0.03     0.79      5.42      6.03
   KHI          9387      208      1.10      4.40     0.02      1.21      0.01     0.11      1.51      2.53
   KHI          9387      209      4.40      7.40     0.01      0.52      0.00     0.03      1.16      1.26
   KHI          9387      210      7.40      9.60     0.06      0.71      0.00     0.04      1.02      1.42
   KHI          9387      211     11.50     13.20     0.06      1.77      0.00     0.25      2.49      3.33
   KHI          9387      212     17.00     18.30     0.01      0.97      0.00     0.03      2.20      2.50
   KHI          9387      213     20.20     23.30     0.01      1.28      0.00     0.03      2.98      3.06


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9387      214     23.30     25.20     0.01      0.68      0.01     0.02      2.02      2.31
   KHI          9387      215     26.10     29.10     0.01      1.63      0.01     0.03      2.88      3.21
   KHI          9387      216     29.10     31.90     0.01      1.45      0.00     0.06      2.49      2.43
   KHI          9387      217     31.90     33.30     0.01      1.01      0.00     0.02      1.89      2.29
   KHI          9387      218     33.30     36.00     0.02      1.31      0.01     0.02      1.99      3.22
   KHI          9387      219     36.00     38.30     0.01      2.21      0.01     0.04      1.96      3.63
   KHI          9387      220     39.30     42.30     0.03      1.35      0.02     0.04      2.33      3.02
   KHI          9387      221     47.00     50.10     0.01      1.27      0.02     0.02      1.98      2.50
   KHI          9387      222     52.30     55.30     0.04      1.64      0.02     0.02      1.39      2.69
   KHI          9387      223     55.30     59.80     0.01      1.35      0.00     0.02      1.48      2.65
   KHI          9387      224     59.80     62.00     0.00      1.12      0.01     0.02      1.99      3.04
   KHI          9387      225     62.00     64.70     0.01      1.41      0.00     0.03      1.99      2.45
   KHI          9384    35067      0.90      2.30     0.02      0.53      0.00     0.30      2.17      2.56
   KHI          9384    35068     12.10     16.10     0.02      1.34      0.00     0.09      5.10      4.30
   KHI          9384    35069     16.10     17.10     0.04      1.35      0.01     0.93      4.77      4.30
   KHI          9384    35070     18.50     19.30     0.03      1.42      0.00     0.50      3.98      4.52
   KHI          9384    35071     20.60     24.10     0.04      1.61      0.00     0.20      3.12      3.59
   KHI          9384    35072     24.10     25.60     0.03      2.36      0.00     0.09      4.00      3.87
   KHI          9384    35073     27.40     31.10     0.04      1.53      0.00     0.09      3.96      4.08
   KHI          9384    35074     35.40     37.60     0.05      1.16      0.00     0.09      4.02      4.14
   KHI          9384    35075     44.50     46.20     0.03      0.64      0.00     0.20      3.48      4.46
   KHI          9384    35076     46.20     48.80     0.03      0.97      0.00     0.09      3.72      4.40
   KHI          9384    35077     48.80     49.50     0.04      0.43      0.00     0.09     21.16      2.00
   KHI          9383    35056      0.00      1.00     0.04      1.13      0.00     0.09      3.12      3.54
   KHI          9383    35057      8.30     10.00     0.03      1.36      0.00     0.20      3.46      3.86
   KHI          9383    35058     11.20     12.70     0.02      1.77      0.00     0.09      5.08      4.56
   KHI          9383    35059     13.50     16.80     0.01      0.79      0.00     0.09      2.99      3.70
   KHI          9383    35060     16.80     20.30     0.03      3.75      0.00     0.82      4.24      4.14
   KHI          9383    35061     20.30     22.80     0.03      1.61      0.00     0.20      3.10      3.70
   KHI          9383    35062     22.80     24.30     0.02      1.74      0.00     0.20      4.21      4.52
   KHI          9383    35063     29.70     32.30     0.01      1.28      0.00     0.20      3.48      3.76
   KHI          9383    35064     35.60     38.00     0.05      0.78      0.00     0.20      4.50      4.25
   KHI          9383    35065     41.00     42.60     0.03      1.35      0.01     0.09      3.68      3.70
   KHI          9383    35066     44.30     49.50     0.01      0.94      0.00     0.09      5.24      5.12
   KHI          9382    35098      8.10      9.50     0.01      1.22      0.01     0.09      2.88      2.48
   KHI          9382    35099     10.50     12.20     0.03      2.22      0.01     0.51      5.16      4.66
   KHI          9382    35100     13.00     16.70     0.01      0.99      0.01     0.20      3.88      3.16


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9382    35101     16.70     19.80     0.01      1.43      0.00     0.20      2.47      2.47
   KHI          9382    35102     19.80     23.30     0.21      1.57      0.01     0.20      3.18      3.31
   KHI          9382    35103     26.80     29.90     0.01      2.01      0.01     0.51      2.65      3.19
   KHI          9382    35104     30.80     33.40     0.01      1.83      0.00     0.09      2.48      2.72
   KHI          9382    35105     37.40     40.00     0.02      0.53      0.01     0.72      3.28      3.17
   KHI          9381    35084     11.60     13.50     0.02      1.49      0.00     0.20      3.10      3.69
   KHI          9381    35085     13.50     16.00     0.01      1.67      0.00     0.20      3.24      4.00
   KHI          9381    35086     17.30     19.20     0.02      1.38      0.00     0.20      3.20      3.30
   KHI          9381    35087     19.20     22.10     0.02      2.04      0.00     0.41      2.99      3.19
   KHI          9381    35088     22.10     25.50     0.02      1.90      0.00     0.09      2.78      3.14
   KHI          9381    35089     25.50     27.20     0.01      1.64      0.00     0.20      3.14      3.24
   KHI          9381    35090     27.20     29.40     0.02      0.95      0.00     0.09      1.99      2.68
   KHI          9381    35091     35.50     38.80     0.01      1.58      0.00     0.20      2.79      3.02
   KHI          9381    35092     40.70     41.40     0.01      2.31      0.00     0.20      2.99      3.22
   KHI          9381    35093     42.30     43.30     0.01      0.47      0.00     0.20      3.24      3.07
   KHI          9381    35094     44.50     46.70     0.01      0.76      0.01     0.30      3.88      3.43
   KHI          9381    35095     48.30     50.00     0.01      0.64      0.00     0.30      3.78      3.11
   KHI          9380    38294      4.00      5.20     0.04      3.97      0.20     3.78      1.65     12.30
   KHI          9378      210     18.10     21.90     0.02      3.50      0.04     1.29      0.43     12.94
   KHI          9376      222     44.00     47.70     0.05      4.25      0.07     3.99      1.30      5.36
   KHI          9375    38298     19.00     25.90     0.05      0.48      0.05     2.08      0.63     15.74
   KHI          9375    38299     25.90     28.00     0.05      1.26      0.03     1.05      0.92      4.24
   KHI          9372      218     18.00     22.70     0.04      3.27      0.02     5.04      0.62      4.83
   KHI          9372      219     22.70     25.40     0.03      2.73      0.01     0.77      1.28      3.80
   KHI          9370      446     30.80     35.30     0.07     11.80      0.10     0.84      3.44     15.84
   KHI          9369    37480     34.70     36.90     0.04      3.38      0.04     1.48      3.15     11.16
   KHI          9368      447     35.60     39.70     0.30      0.56      7.64    29.16     35.33     17.70
   KHI          9366      445     46.80     49.30     0.21      6.88      0.11     8.40      7.34     19.62
   KHI          9365    37407     26.70     33.40     0.24      0.54      2.88    27.33     38.18     21.15
   KHI          9363      438      6.50      7.90     0.16      0.67      0.05    18.72     24.96     18.70
   KHI          9363      439      9.80     12.00     0.18      0.50      1.52    18.36     25.90     16.32
   KHI          9363      440     12.00     15.90     0.28      0.61      3.94    29.62     33.49     17.94
   KHI          9363      441     15.90     22.10     1.44      0.94      1.01     8.04     38.31     33.02
   KHI          9363      442     22.10     25.70     0.13      0.72      1.48    10.08     24.95     18.86
   KHI          9363      443     25.70     27.70     0.21      0.57      1.61    30.92     35.17     18.40
   KHI          9363      444     27.70     30.30     0.15      0.20      0.17     4.04     13.82     12.74
   KHI          9362      793     52.20     52.90     0.04      1.31      0.09     2.29      3.00      8.23


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9361    37429      6.20      9.10     0.26      1.40      0.04     6.86     30.78     28.62
   KHI          9361    37430      9.10     16.40     0.30      0.61      0.12    31.75     38.19     19.72
   KHI          9361    37431     16.40     22.00     0.29      0.54      4.64    35.91     33.80     13.50
   KHI          9361    37432     22.00     28.70     1.44      0.70      0.15     2.10     39.98     34.42
   KHI          9361    37433     28.70     31.70     0.36      0.37      0.05     2.70     34.25     28.50
   KHI          9361    37434     31.70     35.40     0.21      1.50      0.09    34.74     34.35     16.90
   KHI          9361    37435     35.40     39.40     0.11      1.30      0.31     7.10     33.03     27.22
   KHI          9361    37436     49.40     59.40     0.14      0.28      1.52    25.40     36.52     21.20
   KHI          9361    37437     59.40     60.40     0.24      0.59      0.10    20.20     27.75     20.04
   KHI          9360      486     46.90     50.30     0.13      1.27      0.02     1.52     12.21     12.08
   KHI          9359      490     17.20     20.80     0.36      1.02      0.12    26.16     31.32     17.62
   KHI          9359      491     20.80     25.80     0.26      0.71      1.99    28.16     34.89     12.92
   KHI          9359      492     25.80     28.60     0.38      1.29      0.86    24.64     37.78     20.00
   KHI          9359      493     28.60     32.60     0.19      3.32      0.03     0.82      9.43      8.78
   KHI          9359      494     32.60     35.40     0.28      3.26      0.01     0.24      7.51      7.82
   KHI          9358      495     15.00     22.00     0.30      0.97      0.03     0.62     40.76     35.90
   KHI          9358      496     22.00     27.60     0.30      0.62      0.02     0.88     35.89     32.08
   KHI          9358      497     45.70     49.40     0.17      0.56      0.01    27.48     32.31     14.64
   KHI          9358      498     81.80     55.30     0.19      0.56      0.04    16.76     30.06     20.70
   KHI          9358      499     55.30     57.80     0.09      0.68      0.02     1.04     11.35     10.54
   KHI          9357    36939     11.70     17.20     0.14      0.58      0.04    28.23     31.02     16.98
   KHI          9357    36940     17.20     19.80     0.29      0.65      0.05    24.58     35.79     21.60
   KHI          9357    36941     19.80     22.60     0.30      0.47      0.07    27.68     38.35     22.27
   KHI          9357    36942     22.60     26.20     0.19      0.71      0.07    22.49     32.98     21.15
   KHI          9357    36943     26.20     29.00     0.09      1.08      0.02     2.35      7.84      7.16
   KHI          9357    36944     29.00     31.80     0.16      0.40      0.06    10.19     20.39     13.92
   KHI          9357    36945     31.80     36.20     0.39      3.16      0.03     1.99      9.08      8.29
   KHI          9357    36946     36.20     38.70     0.24      1.06      0.04     9.57     21.12     15.14
   KHI          9356    37720      0.00      4.30     0.24      0.44      0.06    22.30     34.59     20.40
   KHI          9356    37721      4.30      8.40     0.17      0.33      0.05    37.70     32.30     12.47
   KHI          9356    37722      8.40     11.50     0.21      0.74      0.11    28.30     35.74     19.52
   KHI          9356    37723     11.50     12.80     0.28      1.25      0.43     8.84     13.76      8.42
   KHI          9355      614      3.10      4.40     0.18      0.77      0.10     7.93     33.39     26.86
   KHI          9354      615      0.00      2.00     0.21      0.51      0.08    22.22     36.14     23.34
   KHI          9354      616      3.10      5.70     0.09      0.76      0.07     8.41     22.01     17.50
   KHI          9354      617      5.70      8.70     0.15      0.50      0.08     8.27     23.02     18.29
   KHI          9354      618      8.70     12.70     0.14      0.19      0.11    15.36     37.73     27.83


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9354      619     12.70     15.30     0.07      0.48      0.02     0.37      3.30      5.47
   KHI          9354      620     15.30     18.50     0.24      0.23      0.03     2.12     14.48     13.71
   KHI          9354      621     18.50     22.10     0.62      1.38      0.04     0.23     21.39     21.03
   KHI          9354      622     22.10     23.20     1.11      0.18      0.04     0.21     20.40     19.29
   KHI          9354      623     23.20     24.30     0.46      3.37      0.02     0.21     13.72     14.23
   KHI          9353    37797      0.00      3.00     0.09      0.48      0.03    31.24     27.27     11.46
   KHI          9353    37798      4.70      6.70     0.10      0.28      0.03    30.19     24.01      9.18
   KHI          9353    37799     12.50     15.60     0.04      0.44      0.01     8.69      6.33      2.10
   KHI          9353    37800     15.60     16.90     0.16      0.40      0.03    37.17     33.41     14.51
   KHI          9353    37801     16.90     20.80     0.38      0.16      0.01     1.54      6.95      5.98
   KHI          9352      794      0.00      3.60     0.21      0.52      0.06    26.53     35.84     20.58
   KHI          9352      795      5.50     10.00     0.15      0.42      0.09    35.43     36.90     17.50
   KHI          9352      796     10.00     12.00     0.55      1.70      0.11     1.50     20.13     17.62
   KHI          9351      802      3.00      7.70     0.14      0.30      0.08    31.76     34.34     18.20
   KHI          9351      803      7.70     11.40     0.16      0.32      0.08    40.86     36.13     15.08
   KHI          9351      804     11.40     13.60     0.53      0.89      0.11     0.98     38.27     33.14
   KHI          9350      922      9.20     14.10     0.26      0.59      0.02     0.22     29.94     28.27
   KHI          9350      923     14.10     17.40     0.32      1.16      0.05     0.88     36.12     35.52
   KHI          9350      924     17.40     20.50     0.70      2.16      0.04     0.63     30.15     28.70
   KHI          9350      925     20.50     25.30     0.90      2.66      0.05     0.91     37.40     35.61
   KHI          9350      926     25.30     26.50     0.28      2.38      0.31     1.59     30.68     29.61
   KHI          9350      927     26.50     29.00     0.58      7.76      0.05     2.72     25.39     28.39
   KHI          9350      928     29.00     31.30     0.26      0.76      0.03     0.22     15.37     14.24
   KHI          9349      919     30.40     34.40     0.22      1.17      0.02     1.84     10.74     13.24
   KHI          9349      920     34.40     35.30     0.08      0.62      0.03     0.33     15.56     14.16
   KHI          9349      921     35.30     38.11     0.29      5.32      0.24     5.61     23.19      4.52
   KHI          9348      947     19.00     21.80     0.04      0.25      0.03     8.54     14.94     10.25
   KHI          9348      948     21.80     24.50     0.13      0.28      0.18    13.68     40.66     30.98
   KHI          9348      949     24.50     26.90     0.17      0.60      0.08    25.31     35.74     20.96
   KHI          9348      950     26.90     30.30     0.14      0.35      0.11    32.78     34.23     16.76
   KHI          9348      951     30.30     33.20     0.07      0.31      0.12    29.32     37.46     21.90
   KHI          9348      952     33.20     36.50     0.17      0.32      3.37    26.22     29.12     15.93
   KHI          9348      953     36.50     37.10     0.05      0.38      0.04     3.23     22.53     18.89
   KHI          9348      954     43.50     45.90     0.24      0.98      0.03     4.66     11.99      9.33
   KHI          9347      495     52.10     54.20     0.11      4.41      0.07     4.64     11.02     10.06
   KHI          9347      496     54.20     56.00     0.34     11.48      0.21     7.08     33.69     32.80
   KHI          9347      497     56.00     59.60     0.07     10.22      0.06     1.38     12.23     14.14


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9346      929     34.20     36.00     0.28      0.90      0.09     0.45     18.00     17.58
   KHI          9345    36917     38.30     43.90     0.36      1.30      0.18     2.25     34.64     32.08
   KHI          9345    36918     43.90     45.50     0.23      0.44      0.03     0.46     13.07     12.47
   KHI          9344      935     34.20     35.40     1.98      2.10      0.15     1.20     23.98     24.00
   KHI          9344      936     35.40     41.40     0.23      1.61      1.00    23.65     34.46     21.02
   KHI          9344      937     41.40     46.10     1.00      2.37      1.05    33.56     27.73      9.29
   KHI          9344      938     46.10     47.60     0.25      0.67     20.01     3.69      5.86      4.65
   KHI          9343    37488     44.00     46.50     0.07      1.72      0.25     6.30      8.91      7.98
   KHI          9343    37489     46.50     54.00     0.24      2.82      0.11     2.10     29.82     27.90
   KHI          9342    36912     31.50     33.40     0.40      0.86      0.05     0.28     21.45     19.24
   KHI          9342    36913     33.40     36.70     0.30      1.87      0.04     0.22     10.35      9.49
   KHI          9342    36914     36.70     38.20     0.05      0.51      0.03     0.31      6.24      5.80
   KHI          9341    36910     41.90     42.40     0.44      0.35      0.06     0.18     38.01     34.35
   KHI          9341    36911     42.40     44.00     0.24      0.81      0.01     0.21     14.17     12.75
   KHI          9340      487     37.00     37.50     0.03      2.52      0.03     3.22      5.21      5.00
   KHI          9339    36931     37.50     41.90     0.98      0.72      0.12     0.86     38.84     34.17
   KHI          9339    36932     41.90     47.60     1.00      2.36      0.06     0.92     21.94     19.74
   KHI          9338      933     30.80     32.20     0.04      0.26      0.12     1.72      2.22      3.21
   KHI          9336      789     76.70     82.60     0.13      0.53      0.08     1.79     12.10     11.03
   KHI          9336      790     85.40     87.80     0.06      1.42      0.04     0.59      6.10      7.26
   KHI          9336      791     87.80     89.10     0.20      1.31      0.02     1.70      8.87      8.10
   KHI          9336      792     89.10     94.10     0.14      0.45      0.12     1.08      7.57      7.29
   KHI          9335      934     31.30     32.00     0.16     12.20      0.08     1.02      5.69      6.16
   KHI          9334      930     41.20     43.70     0.84      1.25      0.06     0.34     15.37     14.61
   KHI          9333    39439      0.00      4.00               5.17      0.04     0.20      4.17      4.02
   KHI          9333    39440      4.00      7.10               3.64      0.05     0.25      3.22      3.92
   KHI          9332    39407      0.00      5.00               5.93      0.03     0.09      4.58      5.58
   KHI          9332    39408      5.00      7.10               1.26      0.06     0.18      0.99      1.93
   KHI          9332    39409      7.10     10.90               4.14      0.05     0.14      3.96      5.30
   KHI          9332    39410     10.90     14.70               4.85      0.03     0.21      4.41      5.52
   KHI          9332    39411     14.70     17.80               4.06      0.04     0.12      3.83      4.92
   KHI          9332    39412     17.80     20.40               5.40      0.17     1.35      5.56      6.72
   KHI          9332    39413     20.40     23.20               0.43      0.04     0.14      0.59      1.70
   KHI          9332    39414     23.20     27.80               4.89      0.03     0.18      4.84      5.98
   KHI          9332    39415     27.80     31.00               1.47      0.04     0.14      1.44      2.74
   KHI          9332    39416     31.00     34.90               3.41      0.04     0.09      3.18      4.76
   KHI          9332    39417     34.90     38.60               2.91      0.05     0.21      2.06      3.48


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9332    39418     38.60     41.50               2.75      0.05     0.20      2.17      3.44
   KHI          9332    39419     41.50     43.70               3.20      0.03     0.38      3.04      4.44
   KHI          9332    39420     43.70     45.80               0.37      0.04     0.10      0.42      2.94
   KHI          9332    39421     45.80     47.80               2.60      0.11     0.80      3.04      4.31
   KHI          9332    39422     47.80     52.80               1.17      0.06     0.26      1.08      3.25
   KHI          9332    39423     52.80     56.20               0.98      0.06     0.16      0.63      2.22
   KHI          9332    39424     56.20     60.10               2.77      0.06     0.28      2.36      4.31
   KHI          9332    39425     60.10     64.00               2.72      0.03     0.07      0.38      1.34
   KHI          9332    39426     64.00     67.00               0.72      0.02     0.14      0.55      2.70
   KHI          9332    39427     67.00     72.00               1.58      0.04     0.46      1.68      3.79
   KHI          9332    39428     72.00     73.30               0.43      0.06     0.31      0.55      2.09
   KHI          9332    39429     73.30     78.40               4.84      0.05     0.13      4.03      4.94
   KHI          9332    39430     78.40     81.30               0.63      0.06     0.09      0.49      1.41
   KHI          9332    39431     81.30     83.80               2.32      0.28     0.97      2.88      4.01
   KHI          9332    39432     83.80     87.50               1.85      0.07     0.18      0.77      2.09
   KHI          9332    39433    108.40    113.70               1.49      0.06     0.06      1.36      2.43
   KHI          9332    39434    113.70    117.00               0.54      0.04     0.22      0.68      1.74
   KHI          9332    39435    117.00    122.00               0.31      0.05     0.12      0.38      1.72
   KHI          9332    39436    122.00    125.60               3.39      0.06     0.26      3.26      4.55
   KHI          9332    39437    125.60    129.90               0.59      0.06     0.11      1.70      3.21
   KHI          9332    39438    129.90    134.90               0.62      0.06     0.34      0.90      2.95
   KHI          9331    39522      0.00      2.20               6.23      0.01     0.10      5.20      5.94
   KHI          9331    39523      5.50      9.20               4.33      0.01     0.11      4.50      5.66
   KHI          9331    39524      9.20     13.70               5.33      0.01     0.10      5.29      6.54
   KHI          9331    39525     13.70     17.70               3.70      0.08     0.17      3.81      5.30
   KHI          9331    39526     17.70     21.50               7.59      0.01     0.10      7.42      8.34
   KHI          9331    39527     21.50     25.10               0.55      0.02     0.07      0.65      1.46
   KHI          9331    39528     25.10     26.80               3.41      0.03     0.10      3.15      4.47
   KHI          9331    39529     26.80     30.00               0.42      0.02     0.03      0.49      1.93
   KHI          9331    39530     30.00     33.30               4.86      0.02     0.07      4.72      5.85
   KHI          9331    39531     33.30     36.20               7.40      0.03     0.11      7.58      7.89
   KHI          9331    39532     36.20     39.40               4.08      0.03     0.07      4.12      5.42
   KHI          9331    39533     39.40     42.60               6.80      0.04     0.07      6.69      7.70
   KHI          9331    39534     42.60     46.70               2.33      0.04     0.14      2.30      3.32
   KHI          9331    39535     46.70     50.00               1.30      0.02     0.09      1.37      2.27
   KHI          9331    39536     50.00     53.80               3.92      0.05     0.08      3.52      4.76
   KHI          9331    39537     53.80     56.70               1.19      0.02     0.11      1.03      2.38


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9331    39538     59.10     62.80               5.92      0.01     0.12      5.94      7.36
   KHI          9331    39539     62.80     66.80               2.31      0.02     0.27      2.47      3.65
   KHI          9331    39540     70.20     71.80               2.78      0.02     0.12      2.80      3.90
   KHI          9331    39541     71.80     74.00               5.11      0.02     0.13      5.20      6.40
   KHI          9331    39542     74.00     76.90               4.09      0.01     0.10      3.67      5.06
   KHI          9331    39543     76.90     80.90               2.30      0.01     0.12      2.29      4.07
   KHI          9331    39544     80.90     85.00               2.05      0.03     0.35      2.36      4.32
   KHI          9331    39545     85.00     88.60               2.24      0.01     0.08      2.13      3.61
   KHI          9331    39546     90.60     92.90               2.58      0.02     0.09      2.40      3.59
   KHI          9331    39547     92.90     94.80               3.41      0.03     0.18      2.43      5.14
   KHI          9331    39548     94.80     99.20               2.50      0.03     0.16      2.60      4.44
   KHI          9331    39549     99.20    103.20               2.32      0.02     0.17      2.35      3.99
   KHI          9330    36350      0.00      2.90     0.02      1.12      0.01     0.03      0.91      3.79
   KHI          9330    36351      2.90      6.00     0.02      0.83      0.01     0.03      0.62      2.79
   KHI          9330    36352      6.00      8.70     0.02      1.00      0.01     0.06      0.69      3.45
   KHI          9330    36353      8.70     10.20     0.02      0.58      0.01     0.07      0.45      2.12
   KHI          9330    36354     10.20     12.50     0.02      0.92      0.03     0.02      0.66      3.04
   KHI          9330    36355     12.50     13.50     0.02      1.16      0.04     0.05      0.55      1.90
   KHI          9330    36356     13.50     16.00     0.02      0.93      0.03     0.04      0.72      3.66
   KHI          9330    36357     16.00     18.60     0.02      0.83      0.03     0.03      2.62      3.19
   KHI          9330    36358     18.60     22.00     0.03      0.48      0.03     0.02      1.14      2.34
   KHI          9330    36359     23.10     25.30     0.02      1.19      0.02     0.03      2.08      4.33
   KHI          9330    36360     25.30     27.10     0.02      0.38      0.03     0.03      0.78      1.32
   KHI          9330    36361     27.10     28.00     0.02      4.24      0.04     0.03      2.12      4.41
   KHI          9330    36362     30.70     34.30     0.02      1.31      0.02     0.04      1.58      3.81
   KHI          9330    36363     34.30     38.60     0.02      0.31      0.02     0.02      0.99      1.94
   KHI          9330    36364     38.60     42.10     0.02      1.52      0.01     0.03      2.22      4.68
   KHI          9330    36365     42.10     46.80     0.02      1.65      0.01     0.03      1.58      3.91
   KHI          9330    36366     46.80     51.40     0.02      0.95      0.02     0.03      1.84      2.88
   KHI          9330    36367     51.40     54.70     0.02      1.08      0.03     0.03      2.90      3.15
   KHI          9330    36368     54.70     59.40     0.02      0.50      0.03     0.18      1.28      2.39
   KHI          9330    36369     59.40     62.40     0.02      3.54      0.02     0.04      3.50      4.17
   KHI          9330    36370     62.40     64.00     0.02      0.28      0.02     0.03      1.08      1.50
   KHI          9330    36371     64.00     69.00     0.02      2.61      0.02     0.06      1.34      2.70
   KHI          9330    36372     69.00     75.20     0.02      0.93      0.04     0.06      1.48      2.96
   KHI          9330    36373     75.20     78.40     0.02      0.24      0.02     0.05      1.22      1.29
   KHI          9330    36374     78.40     81.10     0.02      2.25      0.02     0.11      1.74      3.10


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9330    36375     81.10     87.20     0.02      1.73      0.01     0.10      2.07      4.50
   KHI          9330    36376     95.40     99.30     0.02      0.12      0.01     0.03      1.44      2.31
   KHI          9329    39550      0.00      0.90               3.56      0.01     0.08      2.43      3.30
   KHI          9329    39551      5.70      9.90               5.26      0.01     0.09      5.29      5.65
   KHI          9329    39552      9.90     12.60               7.18      0.01     0.11      6.69      7.06
   KHI          9329    39553     12.60     15.90               4.04      0.01     0.07      2.91      4.56
   KHI          9329    39554     15.90     19.80               7.37      0.01     0.08      6.85      7.10
   KHI          9329    39555     19.80     21.30               0.42      0.01     0.04      0.46      1.91
   KHI          9329    39556     26.60     30.90               6.14      0.01     0.06      5.56      6.48
   KHI          9329    39557     30.90     32.60               6.19      0.01     0.08      5.71      6.25
   KHI          9329    39558     35.40     40.00               8.35      0.01     0.07      8.33      8.28
   KHI          9329    39559     40.00     41.40               4.76      0.01     0.13      4.80      5.22
   KHI          9329    39560     42.70     45.90               2.93      0.01     0.05      2.98      3.91
   KHI          9329    39561     45.90     48.50               5.52      0.01     0.12      5.55      5.85
   KHI          9329    39562     48.50     52.90               5.21      0.01     0.10      5.10      5.86
   KHI          9329    39563     52.90     55.70               7.97      0.01     0.15      8.31      7.74
   KHI          9329    39564     55.70     59.30               3.26      0.01     0.08      3.46      4.70
   KHI          9329    39565     59.30     62.60               4.28      0.01     0.13      4.23      0.04
   KHI          9329    39566     62.60     64.20               5.02      0.01     0.15      4.94      5.69
   KHI          9329    39567     70.80     74.80               5.34      0.01     0.09      5.34      5.49
   KHI          9329    39568     74.80     78.80               4.48      0.02     0.05      4.62      5.00
   KHI          9329    39569     78.80     83.10               4.35      0.01     0.25      4.12      4.60
   KHI          9329    39570     83.10     85.90               7.20      0.02     0.06      7.03      7.15
   KHI          9329    39571     85.90     87.60               5.10      0.04     0.09      5.19      4.88
   KHI          9329    39572     87.60     89.20               0.69      0.01     0.06      0.70      1.64
   KHI          9329    39573     92.80     94.20               1.09      0.01     0.06      1.23      1.68
   KHI          9328    39217      2.20      5.90               1.49      0.07     0.68      1.99      3.08
   KHI          9328    39218      5.90      7.80               1.05      0.01     0.06      1.00      2.59
   KHI          9328    39219     10.80     14.80               1.08      0.01     0.13      1.04      2.19
   KHI          9328    39220     23.90     27.60               1.42      0.01     0.07      1.14      2.68
   KHI          9328    39221     27.60     29.30               0.69      0.01     0.20      1.10      2.46
   KHI          9328    39222     34.10     36.40               2.58      0.01     0.04      1.25      2.71
   KHI          9328    39223     36.40     38.90               2.11      0.01     0.05      0.93      2.06
   KHI          9328    39224     38.90     41.60               3.01      0.01     0.06      3.03      5.09
   KHI          9328    39225     46.60     47.90               0.68      0.01     0.04      0.67      2.83
   KHI          9328    39226     56.00     58.80               2.09      0.01     0.05      1.79      5.01
   KHI          9328    39227     58.80     62.60               0.84      0.01     0.03      0.40      2.16


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9328    39228     62.60     65.00               2.02      0.01     0.13      1.67      4.46
   KHI          9328    39229     65.00     69.60               0.78      0.01     0.09      0.56      2.16
   KHI          9328    39230     69.60     72.20               1.97      0.01     0.05      1.16      3.89
   KHI          9328    39231     76.10     79.80               4.95      0.01     0.04      4.75      6.76
   KHI          9328    39232     79.80     84.30               0.28      0.01     0.02      0.20      1.82
   KHI          9328    39233     84.30     87.30               3.82      0.01     0.06      4.49      5.90
   KHI          9328    39234     87.30     89.00               0.60      0.03     0.18      0.56      3.37
   KHI          9328    39235     98.20    101.10               1.39      0.01     0.08      1.26      2.66
   KHI          9328    39236    101.10    104.70               2.28      0.01     0.12      2.14      3.35
   KHI          9328    39237    104.70    113.00               0.74      0.01     0.03      0.72      1.90
   KHI          9328    39238    113.00    115.90               3.48      0.01     0.10      3.62      5.21
   KHI          9327    39189      0.00      5.30               0.81      0.05     0.07      0.74      2.13
   KHI          9327    39190      5.30      8.30               1.58      0.03     0.04      1.47      3.22
   KHI          9327    39191      8.30     13.70               1.04      0.03     0.03      0.78      2.23
   KHI          9327    39192     18.40     23.00               2.72      0.04     0.15      2.04
   KHI          9327    39193     23.00     26.40               1.17      0.04     0.06      0.65      2.09
   KHI          9327    39194     26.40     29.90               1.88      0.02     0.06      0.84      2.24
   KHI          9327    39195     35.60     37.50               2.10      0.04     0.12      1.90      3.71
   KHI          9327    39196     37.50     39.90               0.45      0.01     0.05      0.37      1.86
   KHI          9327    39197     39.90     43.40               2.98      0.20     0.09      2.17      3.46
   KHI          9327    39198     43.40     46.00               1.11      0.01     0.04      0.65      1.58
   KHI          9327    39199     46.00     51.90               1.63      0.01     0.20      1.52      3.44
   KHI          9327    39200     51.90     55.00               0.95      0.01     0.03      0.48      1.86
   KHI          9327    39201     55.00     58.00               1.47      0.02     0.05      0.80      2.64
   KHI          9327    39202     58.00     62.20               2.02      0.03     0.10      1.23      2.95
   KHI          9327    39203     62.20     67.70               1.18      0.01     0.05      0.93      2.19
   KHI          9327    39204     67.70     70.70               1.35      0.02     0.09      0.75      2.35
   KHI          9327    39205     86.30     88.90               1.04      0.01     0.05      0.69      1.99
   KHI          9327    39206     88.90     91.20               1.59      0.01     0.03      0.70      1.89
   KHI          9327    39207     91.20     95.90               0.49      0.01     0.03      0.29      1.89
   KHI          9327    39208     95.90     99.00               2.47      0.02     0.26      1.39      3.41
   KHI          9327    39209     99.00    102.20               1.93      0.01     0.09      1.37      3.56
   KHI          9327    39210    112.60    116.70               1.32      0.01     0.07      0.83      2.15
   KHI          9327    39211    116.70    119.30               1.38      0.01     0.02      0.25      0.52
   KHI          9327    39212    119.30    124.20               5.47      0.01     0.15      3.64      6.64
   KHI          9327    39213    124.20    129.80               0.42      0.01     0.04      0.40      1.49
   KHI          9327    39214    129.80    132.10               0.55      0.01     0.04      0.58      1.83


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9327    39215    132.10    135.00               5.54      0.01     0.15      5.77      7.44
   KHI          9327    39216    135.00    139.00               0.89      0.01     0.13      0.95      3.30
   KHI          9326    39399      7.10     12.60               0.67      0.03     0.20      0.82      5.78
   KHI          9326    39400     15.10     17.10               2.60      0.03     0.40      3.06      7.78
   KHI          9326    39401     17.10     21.80               0.68      0.02     0.06      0.73      4.22
   KHI          9326    39402     21.80     24.40               1.08      0.02     0.08      1.18      2.08
   KHI          9326    39403     24.40     25.90               0.12      0.02     0.10      1.48      3.02
   KHI          9326    39404     25.90     30.50               0.58      0.02     0.33      0.98      3.24
   KHI          9326    39405     30.50     38.80               2.57      0.03     0.07      0.81      2.68
   KHI          9326    39406     55.40     57.20               0.91      0.02     0.07      1.12      2.32
   KHI          9325      389      4.00      7.90               1.09      0.02     0.08      0.79      3.16
   KHI          9325      390      7.90      9.10               0.62      0.03     0.36      0.82      2.16
   KHI          9325      391      9.10     11.70               1.07      0.03     0.28      1.10      3.86
   KHI          9325      392     13.60     16.90               1.34      0.02     0.19      0.96      2.92
   KHI          9325      393     18.80     21.40               1.39      0.02     0.11      1.65      4.18
   KHI          9325      394     21.40     24.10               3.82      0.04     0.35      3.41      8.24
   KHI          9325      395     24.10     27.10               2.39      0.14     0.61      2.80      7.42
   KHI          9325      396     27.10     28.60               0.92      0.04     0.19      1.19      6.02
   KHI          9325      397     33.10     35.10               1.00      0.03     0.22      0.89      5.34
   KHI          9324    36399     26.40     30.80     0.08      0.56      0.07    28.33     34.76     20.03
   KHI          9324    36400     30.80     33.40     0.10      1.11      0.13     8.17     32.41     29.02
   KHI          9324    36401     33.40     34.10     0.08      0.19      0.02     5.22     10.89      7.80
   KHI          9324    36402     34.10     37.60     0.03      0.51      1.10    18.76     34.20     22.24
   KHI          9324    36403     37.60     41.30     0.01      0.54      0.09    23.46     33.71     20.46
   KHI          9324    36404     41.30     45.30     0.03      0.35      0.63    22.16     21.59     10.01
   KHI          9324    36405     45.30     49.70     0.03      0.10      0.01     1.18      9.13     12.08
   KHI          9324    36406     49.70     52.50     0.05      0.16      0.03    25.98     25.56     12.76
   KHI          9324    36407     52.50     57.10     0.10      0.15      0.05    42.75     34.98     13.47
   KHI          9323    36294      6.30      9.90     0.12      0.21      0.03    31.28     23.87      9.85
   KHI          9323    36295      9.90     12.80     0.09      0.51      0.06    24.13     30.78     17.37
   KHI          9323    36296     12.80     16.20     0.04      0.41      0.03    13.16     17.33     10.98
   KHI          9323    36297     17.30     18.30     0.02      4.88      0.14     4.34      3.87     12.22
   KHI          9322    36287      3.20      3.80     0.11      1.30      0.06    25.56     17.87      5.99
   KHI          9322    36288      5.70      7.80     0.09      0.21      0.04    45.76     31.20      8.79
   KHI          9322    36289      9.30     16.60     0.09      0.38      0.05    32.53     29.20     12.48
   KHI          9322    36290     19.10     21.90     0.06      0.20      0.05    15.56     20.47     12.73
   KHI          9322    36291     21.90     30.10     0.08      0.33      0.15    17.32     19.16     13.08


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9322    36292     35.20     40.70     0.08      0.29      1.30    23.60     17.03      7.52
   KHI          9322    36293     40.70     44.20     0.11      4.01      0.06     3.59      3.41      4.58
   KHI          9321    36424      6.30      7.80     0.07      0.33      0.18    19.85     19.02      9.48
   KHI          9321    36425     10.80     13.60     0.03      0.28      1.12     6.29      9.05      6.42
   KHI          9321    36426     15.80     16.60     0.02      0.20      0.15    28.11     19.68      7.09
   KHI          9321    36427     21.70     26.70     0.07      0.35     10.03    34.30     29.13     10.93
   KHI          9321    36428     26.70     30.30     0.06      1.26     11.53    35.53     28.55      9.02
   KHI          9321    36429     30.30     34.70     0.06      0.43      5.38    33.41     28.55      5.90
   KHI          9321    36430     34.70     38.10     0.05      0.67      4.35    31.47     28.98     12.88
   KHI          9321    36431     38.10     39.50     0.17      0.99      0.27     5.17     36.97     32.44
   KHI          9320    36435     17.60     22.60     0.03      0.09      0.25    11.10     13.49     10.05
   KHI          9320    36436     22.60     26.20     0.03      0.20      0.16    18.30     12.93      4.37
   KHI          9320    36437     28.30     29.90     0.02      0.24      0.16    15.45     11.96      7.51
   KHI          9320    36438     29.90     30.70     0.02      1.50      0.29     8.55      7.47      6.84
   KHI          9319    36546     10.90     12.40     0.10      0.66      3.33    24.70     27.10     13.92
   KHI          9318    36417      0.00      4.20     0.02      0.14      2.16    37.24     28.16      9.54
   KHI          9318    36418      4.20      5.00     0.02      0.08      0.24    26.55     15.75      3.44
   KHI          9318    36419      6.10      7.00     0.03      0.14      0.05    30.47     21.23      6.34
   KHI          9318    36420      8.50     10.10     0.03      0.35      0.66    17.00     20.95     11.34
   KHI          9318    36421     20.80     21.70     0.10      0.30      0.04     3.83     36.32     32.68
   KHI          9318    36422     21.70     24.90     0.06      0.25      0.10    34.93     32.39     14.31
   KHI          9318    36423     24.90     31.60     0.08      0.32      0.14    31.54     35.86     19.46
   KHI          9317      412      0.00      5.40     0.04      0.20      0.88    43.66     29.80      8.23
   KHI          9317      413     14.50     17.50     0.03      0.24      0.23    48.11     28.08      5.16
   KHI          9317      414     23.50     29.30     0.06      0.23      0.03    40.99     25.40      9.40
   KHI          9317      415     29.30     33.80     0.05      0.26      0.20    30.65     29.26     14.84
   KHI          9317      416     33.80     38.30     0.16      0.61      0.10    10.10     23.08     27.30
   KHI          9316    36408     11.10     13.60     0.02      0.15      1.17    25.66     16.97      4.13
   KHI          9316    36409     15.40     21.90     0.02      0.07      4.86    19.30     15.56      5.56
   KHI          9316    36410     22.90     27.70     0.04      0.73      2.82    16.25     14.51      6.06
   KHI          9316    36411     27.70     33.30     0.03      0.27      0.17     1.67      5.28      5.44
   KHI          9315    36298      0.00      4.70     0.09      0.21      8.16    34.32     31.02     11.36
   KHI          9315    36299      4.70     10.20     0.14      0.26      8.96    29.50     31.29     13.92
   KHI          9315    36300     10.20     12.30     0.02      0.08      0.76    17.84     15.30      6.60
   KHI          9315    36301     24.20     24.60     0.05      0.52      0.17    14.64     18.68     10.80
   KHI          9315    36302     30.70     33.30     0.34      2.72      0.25     6.60     18.52     14.56
   KHI          9314    36277      0.00      5.20     0.04      0.09      0.11    36.15     23.15      5.29


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9314    36278      5.20      8.70     0.02      0.06      0.20    12.92      8.20      2.50
   KHI          9314    36279      8.70      9.30     0.04      0.04      0.33    38.43     22.02      3.79
   KHI          9314    36280      9.30     11.30     0.02      0.04      0.13     8.00      5.55      2.10
   KHI          9314    36281     11.30     15.00     0.05      0.07      0.70    23.77     15.34      4.27
   KHI          9314    36282     15.00     21.30     0.08      0.11      0.64    36.73     23.18      4.94
   KHI          9314    36283     21.30     27.90     0.05      0.09      1.39    45.05     24.25      3.15
   KHI          9314    36284     27.90     31.90     0.06      0.11      1.65    53.09     30.36      4.82
   KHI          9314    36285     31.90     36.00     0.07      0.19      0.13    48.98     28.83      5.65
   KHI          9314    36286     36.00     42.70     0.07      0.13      0.07    47.55     29.07      6.40
   KHI          9313      432      3.90      4.50     0.03      0.13      1.36    13.75     14.14      6.85
   KHI          9313      433      4.50      9.30     0.02      0.26      2.45    30.58     22.51      7.23
   KHI          9313      434      9.30      9.60     0.10      4.62      0.04    12.05     11.31      5.40
   KHI          9312    36467     42.50     48.70     0.02      0.52      0.06    16.26     16.50      9.16
   KHI          9312    36468     48.70     50.30     0.03      0.24      0.02     0.64      4.19      4.96
   KHI          9312    36469     51.30     52.00     0.02      0.20      0.02     4.68      8.50      6.58
   KHI          9312    36470     52.80     53.40     0.02      0.56      0.02     2.68     20.08     18.24
   KHI          9312    36471     56.00     58.80     0.02      0.44      0.01     0.72     17.13     16.04
   KHI          9312    36472     65.40     68.50     0.02      0.43      0.01     0.32     13.55     12.58
   KHI          9312    36473     72.70     74.20     0.02      0.77      0.01     0.20      6.04      6.88
   KHI          9312    36474     74.20     76.60     0.02      0.20      0.00     1.12      4.81      4.64
   KHI          9311      604      1.40      7.00     0.50      0.57      0.04     0.29      9.43     10.22
   KHI          9311      605      7.00     12.30     0.01      1.70      0.02     0.22      2.17      3.72
   KHI          9311      606     12.30     14.70     0.71      0.48      0.03     0.20     10.99     11.42
   KHI          9311      607     14.70     18.80     0.04      1.41      0.03     0.89      3.36      4.82
   KHI          9311      608     18.80     24.50     0.07      1.15      0.05     0.80      6.20      8.28
   KHI          9311      609     24.50     27.60     0.01      2.18      0.02     0.28      2.72      3.78
   KHI          9311      610     27.60     30.30     0.10      0.53      0.03     0.11      2.39      3.87
   KHI          9311      611     30.30     33.40     0.02      0.99      0.03     0.80      2.24      4.25
   KHI          9311      612     33.40     36.50     0.01      0.62      0.03     0.09      0.68      2.99
   KHI          9311      613     36.50     42.50     0.28      1.31      0.04     0.42     10.29     11.28
   KHI          9310    37602      0.90      3.00     0.04      1.75      0.02     0.09      1.04      1.49
   KHI          9310    37603     12.70     17.00     0.09      0.91      0.02     0.78      3.89      4.78
   KHI          9309    37809     11.10     15.00     0.14      1.27      0.01     0.13      1.70      3.06
   KHI          9309    37810     20.10     27.60     0.02      0.76      0.01     0.07      0.82      3.05
   KHI          9309    37811     27.60     33.10     0.02      1.62      0.01     0.13      1.74      3.87
   KHI          9309    37812     33.10     39.20     0.02      0.88      0.01     0.05      0.86      2.91
   KHI          9309    37813     39.20     42.80     0.01      1.00      0.01     0.03      0.84      3.46


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9309    37814     42.80     43.80     0.09      0.61      0.02     0.99      2.18      2.65
   KHI          9309    37815     43.80     46.60     0.12      3.06      0.02     1.31      3.81      5.17
   KHI          9309    37816     46.60     48.30     0.01      0.66      0.01     0.26      0.86      1.99
   KHI          9309    37817     48.30     52.10     0.02      1.44      0.01     0.09      0.81      2.77
   KHI          9309    37818     52.10     58.50     0.01      1.33      0.01     0.07      0.88      3.95
   KHI          9308      626      5.00      6.30     0.01      2.17      0.02     0.15      2.26      4.33
   KHI          9308      627      6.30      9.30     0.10      0.66      0.02     1.38      5.47      6.54
   KHI          9308      628      9.30     12.60     0.18      0.77      0.02     0.10      3.91      5.17
   KHI          9308      629     12.60     15.10     0.01      0.27      0.02     0.23      0.92      3.46
   KHI          9308      630     15.10     19.60     0.01      2.07      0.02     0.11      1.74      3.27
   KHI          9308      631     19.60     22.70     0.01      1.91      0.02     0.54      2.56      4.96
   KHI          9308      632     22.70     25.50     0.12      0.61      0.02     0.56      6.91      7.83
   KHI          9308      633     25.50     27.90     0.02      0.95      0.02     0.30      1.61      3.69
   KHI          9308      634     27.90     31.20     0.19      0.72      0.05     2.82     26.98     24.52
   KHI          9308      635     31.20     35.50     0.02      1.20      0.02     1.20      2.76      4.08
   KHI          9308      636     35.50     40.50     0.05      1.69      0.02     0.50      5.03      7.12
   KHI          9308      637     40.50     42.10     0.01      0.64      0.03     0.18      0.56      2.80
   KHI          9307      819      6.70     14.60     0.01      0.42      0.01     0.51      1.00      2.30
   KHI          9307      820     14.60     22.00     0.01      0.22      0.01     0.38      0.49      1.56
   KHI          9307      821     22.00     27.30     0.01      1.83      0.01     0.23      1.81      4.27
   KHI          9307      822     27.30     32.20     0.01      1.55      0.01     0.43      1.56      3.73
   KHI          9307      823     32.20     38.40     0.01      1.67      0.02     0.36      1.64      3.60
   KHI          9307      824     38.40     40.90     0.01      0.56      0.01     0.06      0.45      2.42
   KHI          9307      825     40.90     43.30     0.02      3.63      0.01     0.21      3.68      5.46
   KHI          9307      826     43.30     46.00     0.02      1.81      0.01     0.21      1.78      4.07
   KHI          9307      827     46.00     49.80     0.02      1.26      0.02     0.20      1.17      3.53
   KHI          9307      828     49.80     51.20     0.01      0.29      0.01     0.14      0.34      2.21
   KHI          9307      829     51.20     55.20     0.01      1.83      0.01     0.19      1.62      4.20
   KHI          9307      830     55.20     58.80     0.01      0.24      0.01     0.99      1.06      1.97
   KHI          9307      831     58.80     60.30     0.01      1.31      0.02     0.52      1.39      4.00
   KHI          9306      832      0.00      2.30     0.02      2.76      0.01     0.32                1.91
   KHI          9306      833      2.30      8.20     0.01      0.20      0.01     0.26      0.36      1.29
   KHI          9306      834      8.20     11.70     0.03      2.07      0.01     0.13      1.35      2.24
   KHI          9306      835     11.70     20.40     0.01      0.98      0.01     0.03      0.46      1.15
   KHI          9306      836     20.40     25.90     0.01      1.70      0.02     0.24      1.01      1.66
   KHI          9306      837     25.90     31.60     0.01      2.35      0.01     0.04      1.07      1.69
   KHI          9306      838     31.60     39.70     0.01      0.94      0.04     0.40      0.77      1.37


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9305    36440      0.00      3.00     0.02      1.73      0.04     0.02      1.85      4.47
   KHI          9305    36441      3.00      7.00     0.03      0.44      0.01     0.03      0.40      3.36
   KHI          9305    36442      7.00      9.00     0.02      0.45      0.01     0.05      0.38      2.74
   KHI          9305    36443      9.00     11.70     0.02      1.72      0.01     0.02      0.80      3.19
   KHI          9305    36444     11.70     14.20     0.02      0.66      0.01     0.02      0.53      3.63
   KHI          9305    36445     14.20     17.50     0.02      1.95      0.01     0.03      1.35      4.26
   KHI          9305    36446     17.50     15.80     0.03      2.69      0.01     0.03      1.65      3.33
   KHI          9305    36447     19.80     21.50     0.02      1.39      0.01     0.03      1.38      4.65
   KHI          9305    36448     21.50     23.60     0.02      1.57      0.01     0.02      1.37      3.61
   KHI          9305    36449     23.60     25.60     0.02      0.67      0.01     0.02      0.67      3.41
   KHI          9305    36450     25.60     27.00     0.02      0.78      0.01     0.02      0.46      1.62
   KHI          9305    36451     27.00     29.20     0.02      2.18      0.01     0.02      1.76      3.44
   KHI          9305    36452     29.20     33.20     0.02      0.69      0.01     0.02      0.39      2.06
   KHI          9305    36453     33.20     36.50     0.02      2.23      0.01     0.02      1.33      3.23
   KHI          9305    36454     36.50     40.10     0.02      2.69      0.01     0.02      2.78      4.99
   KHI          9305    36455     40.10     41.40     0.02      1.97      0.01     0.02      2.13      3.09
   KHI          9305    36456     41.40     45.20     0.03      2.25      0.03     0.02      1.91      4.23
   KHI          9305    36457     45.20     47.10     0.03      0.75      0.01     0.01      0.58      2.15
   KHI          9305    36458     47.10     48.60     0.02      1.59      0.01     0.02      1.24      2.90
   KHI          9305    36459     48.60     51.90     0.03      1.92      0.01     0.01      1.37      3.56
   KHI          9305    36460     51.90     56.40     0.02      2.25      0.01     0.01      2.29      3.62
   KHI          9305    36461     56.40     61.90     0.02      0.61      0.01     0.02      0.47      2.15
   KHI          9305    36462     61.90     65.80     0.02      1.73      0.01     0.02      1.61      3.78
   KHI          9305    36463     65.80     68.10     0.02      1.44      0.01     0.03      1.44      3.66
   KHI          9305    36464     68.10     71.20     0.02      0.76      0.01     0.02      0.87      3.19
   KHI          9305    36465     71.20     77.20     0.03      1.52      0.01     0.02      1.40      3.64
   KHI          9305    36466     77.20     81.20     0.02      1.38      0.01     0.02      1.29      3.12
   KHI          9304    29538     50.10     56.20     0.09      0.72      0.00     0.83      1.51      2.39
   KHI          9304    29539     56.20     59.60     0.00      0.88      0.00     1.04      0.85      2.39
   KHI          9304    29540     59.60     62.70     0.12      1.66      0.00     1.44      1.73      1.96
   KHI          9304    29541     62.70     72.10     0.00      1.73      0.00     0.83      1.81      2.39
   KHI          9304    29542     72.10     80.50     0.00      2.30      0.00     0.62      3.11      4.91
   KHI          9304    29543     80.50     86.10     0.16      1.94      0.00     0.83      2.72      3.93
   KHI          9304    29544     86.10     91.20     0.02      1.95      0.00     0.72      5.03      6.45
   KHI          9304    29545     91.20     93.70     0.01      0.07      0.00     1.04      3.71      4.77
   KHI          9303       85     30.60     34.00     0.00      0.49      0.00     0.62      0.71      1.82
   KHI          9303       86     34.00     37.30     0.01      1.55      0.00     0.31      2.77      5.19


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9303       87     37.30     46.00     0.12      0.15      0.00     1.23      3.64      4.35
   KHI          9303       88     46.00     54.30     0.01      2.15      0.00     0.52      3.03      5.61
   KHI          9303       89     54.30     61.00     0.02      1.29      0.00     0.21      1.90      3.09
   KHI          9303       90     61.00     63.50     0.01      0.39      0.00     0.31      3.67      4.91
   KHI          9301    29366     48.30     53.40     0.15      2.61      0.00     0.58      2.74      3.38
   KHI          9301    29367     53.40     57.40     0.02      0.48      0.00     0.27      5.18      5.63
   KHI          9301    29368     57.70     59.40     0.01      0.20      0.00     0.17      4.37      4.36
   KHI          9301    29369     59.40     70.60     0.01      3.02      0.00     0.49      3.35      5.35
   KHI          9299    30227     27.60     29.80     0.01      3.98      0.00     0.71      1.19      6.45
   KHI          9299    30228     29.80     33.90     0.01      1.11      0.00     0.39      0.51      3.51
   KHI          9299    30229     33.90     39.30     0.00      2.56      0.00     0.39      4.85      4.91
   KHI          9299    30230     39.30     45.80     0.03      1.55      0.00     0.39      2.47      3.51
   KHI          9299    30231     45.80     52.20     0.00      3.52      0.00     1.40      4.54      7.16
   KHI          9299    30232     52.20     59.00     0.07      0.83      0.00     0.29      2.59      4.07
   KHI          9299    30233     59.00     64.70     0.01      0.08      0.00     0.50      5.48      6.60
   KHI          9298    29391     51.80     59.10     0.03      2.61      0.00     2.00      2.51      4.51
   KHI          9298    29392     59.10     62.10     0.05      3.42      0.00     1.16      4.43      5.07
   KHI          9298    29393     62.10     66.30     0.47     10.55      0.00     3.46      9.29      9.01
   KHI          9298    29394     66.30     68.30     0.07      0.58      0.00     2.05      9.04      7.60
   KHI          9298    29395     68.30     73.90     0.14      0.10      0.00     2.99      9.40      7.60
   KHI          9298    29396     73.90     79.30     0.13      0.13      0.00     1.68      6.35      5.91
   KHI          9296    30064     21.50     26.80     0.01      0.14      0.00     2.16      0.01      7.30
   KHI          9296    30065     26.80     29.80     0.01      0.17      0.00     1.85      0.01      5.89
   KHI          9296    30066     29.80     37.30     0.02      4.53      0.00     3.40      1.46      5.05
   KHI          9296    30067     37.30     46.30     0.06      0.58      0.00     0.85      6.20      7.02
   KHI          9296    30068     46.30     55.00     0.03      1.80      0.00     0.43      3.22      4.21
   KHI          9296    30069     55.00     56.80     0.02      0.06      0.00     0.21      3.96      5.05
   KHI          9295      363     58.40     61.80     0.19      0.19      0.00     3.58     15.81     35.05
   KHI          9295      364     61.80     64.90     0.15      0.37      0.00     1.03     16.49     30.03
   KHI          9294    29409     41.60     42.40     0.01      1.77      0.00     1.06      0.75     21.82
   KHI          9294    29410     42.40     43.20     0.03     13.10      0.17     0.48      5.07     12.52
   KHI          9294    29411     43.20     48.30     0.00      0.33      0.15     2.83      0.23      7.32
   KHI          9294    29412     48.30     55.70     0.09      4.78      0.00     7.38      4.96      6.05
   KHI          9294    29413     57.20     64.60     0.01      0.31      0.20     2.20     13.48     11.83
   KHI          9294    29414     64.60     66.80     0.02      0.03      0.17     3.83     19.01     18.44
   KHI          9294    29415     80.10     86.30     0.00      0.09      0.18     0.79      5.92      6.76
   KHI          9293      363     35.30     40.30     0.12     12.06      0.00     1.66     13.65     15.02


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9293      364     43.50     45.90     0.01      3.00      0.00     5.38      9.47      9.89
   KHI          9293      365     48.50     53.20     0.09      5.50      0.00     6.04      9.08      6.32
   KHI          9293      366     54.20     56.50     0.06      0.36      0.00    10.09     16.47     10.45
   KHI          9292    34367     39.80     42.20     0.05      5.12      0.00     2.43     11.87     12.29
   KHI          9292    34368     45.90     47.00     0.03     14.38      0.00     5.28      7.25     10.00
   KHI          9292    34369     47.00     47.70     0.42     23.89      0.00     3.63     30.16     25.87
   KHI          9292    34370     47.70     50.50     0.06     13.09      0.00    20.51     13.61      7.74
   KHI          9292    34371     50.50     51.60     0.08      6.54      0.00    27.52     14.06     19.49
   KHI          9292    34372     51.60     52.40     0.19      4.43      0.00    34.32     30.30     14.35
   KHI          9290              42.30     48.40     0.09      0.41      0.00     1.13      4.01      5.75
   KHI          9290              48.30     53.50     0.02      2.55      0.00     0.83      3.37      6.31
   KHI          9290              53.50     59.30     0.11      0.09      0.00     1.73      3.75      8.00
   KHI          9290              59.30     69.20     0.02      0.08      0.00     0.52      3.96      6.31
   KHI          9289              43.80     46.30     0.00     10.32      0.00     1.00      2.73     10.84
   KHI          9289              46.30     55.20     0.16      8.44      0.78    44.03     27.22      8.59
   KHI          9289              55.20     56.30     0.05     12.03      0.01     3.16     15.16     14.36
   KHI          9289              56.30     60.10     0.07      1.17      0.40     3.93     10.36     12.95
   KHI          9289              60.10     61.90     0.04      0.18      0.00     5.14     10.58     10.14
   KHI          9289              61.90     64.80     0.01      0.07      0.00     1.27     10.10     12.11
   KHI          9289              75.10     77.80     0.03      0.06      0.00     8.80     14.62     13.80
   KHI          9288              68.20     74.20     0.21      2.46      0.00    12.49     26.60     38.31
   KHI          9288              74.20     77.60     0.25      0.83      0.00     0.21     19.38     32.83
   KHI          9284              33.60     35.40     0.05      1.77      0.00    45.52     24.14      4.77
   KHI          9284              35.40     38.20     0.05      1.03      0.00     1.96      0.56      5.61
   KHI          9284              38.20     39.20     0.16      4.89      0.00    25.60     14.94      5.05
   KHI          9284              39.20     40.80     0.14      5.41      0.00    15.18      5.34      5.05
   KHI          9284              40.80     45.40     0.04      1.82      0.00     2.99      1.58      5.33
   KHI          9284              45.40     56.60     0.19      4.78      0.00     5.67      9.22      8.42
   KHI          9284              56.60     66.40     0.16      0.24      0.00     2.78      7.30      7.72
   KHI          9284              66.40     73.50     0.09      0.51      0.00     7.02     10.93      9.12
   KHI          9283              36.00     38.00     0.07      8.98      0.00     1.22      4.25     15.74
   KHI          9283             109.60    111.10     0.02      2.71      0.00     3.64      0.19      8.86
   KHI          9283             169.60    178.60     0.17      0.65      0.00     7.76     10.96      7.80
   KHI          9281              22.30     24.40     0.08      1.49      0.00     1.32      0.88      7.32
   KHI          9281              24.40     35.30     0.20      4.50      0.00    36.86     22.70     11.83
   KHI          9281              35.30     47.50     0.47     21.40      0.92    19.36     29.12     19.43
   KHI          9281              47.50     58.00     0.20      8.80      1.73    39.95     31.11     10.42


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9281              58.00     65.70     0.16      5.56      1.15    34.21     31.28     12.95
   KHI          9281              65.70     80.20     0.21      0.06      0.00     3.05      7.82      6.76
   KHI          9281              80.20     95.50     0.04      0.11      0.00     1.63      3.96      5.91
   KHI          9281              95.50    103.60     0.08      0.25      0.00     2.68      3.88      6.19
   KHI          9281             103.60    112.40     0.15      0.31      0.00     4.66      6.60      6.48
   KHI          9281             112.40    121.30     0.33      1.12      0.00     1.27      3.55      5.63
   KHI          9281             121.30    130.50     0.07      0.64      0.00     0.69      2.95      5.35
   KHI          9281             130.50    139.90     0.14      0.17      0.00     0.58      2.61      5.35
   KHI          9280    34334     30.00     32.40     0.06      8.46      0.00    20.41     17.64      8.59
   KHI          9280    34335     32.40     37.00     0.05      1.56      0.00    49.78     26.51      3.84
   KHI          9280    34336     37.00     39.40     0.05      7.02      0.00    25.47      6.27     11.64
   KHI          9280    34337     39.40     41.90     0.41     34.20      0.68    11.20     30.10     17.52
   KHI          9280    34338     41.90     44.90     0.08     10.45      0.65    34.00     24.13      6.67
   KHI          9280    34339     44.90     46.80     0.08     29.36      0.01    25.67     28.18     10.51
   KHI          9280    34340     46.80     48.80     0.03      9.92      0.24    47.57     27.75      3.61
   KHI          9280    34341     48.80     50.80     0.08      9.04      0.00    38.81     33.21     12.54
   KHI          9280    34342     50.80     52.20     0.04     15.23      0.00    29.38     33.94     15.37
   KHI          9280    34343     52.20     55.90     0.05     22.04      0.17     5.06     28.63     21.63
   KHI          9280    34344     55.90     57.80     0.11      6.66      0.01     2.57     17.61     17.68
   KHI          9280    34345     57.80     58.80     0.04      1.32      0.14     7.17      8.33      5.54
   KHI          9280    34346     65.60     70.00     0.08      2.52      0.10    12.10     11.53      5.99
   KHI          9280    34347     70.00     73.80     0.08      8.26      0.14     4.96     13.84      9.83
   KHI          9279    34348     27.40     31.90     0.03      3.46      0.00    18.64     16.10     14.38
   KHI          9279    34349     31.90     35.50     0.18      2.50      0.00    32.79     34.36     17.06
   KHI          9279    34350     35.50     39.70     0.40     11.14      0.00    34.98     33.00     14.01
   KHI          9279    34351     39.70     43.80     1.28     19.98      0.00    29.18     32.43     13.80
   KHI          9279    34352     43.80     47.60     0.17      8.10      0.33    27.63     38.16     23.61
   KHI          9279    34353     47.60     51.90     0.15      3.51      1.66    21.08     39.99     27.57
   KHI          9279    34354     51.90     53.80     0.59     21.55      5.40    21.06     36.21     20.00
   KHI          9279    34355     53.80     59.10     0.37     10.15      3.47    27.75     35.17     16.83
   KHI          9279    34356     59.10     62.60     0.21     10.70      1.53    34.76     34.30     13.67
   KHI          9279    34357     62.60     67.90     0.06      8.26      0.68     6.28      8.85      9.15
   KHI          9279    34358     67.90     72.20     0.03     18.92      0.27     1.69      7.49     11.52
   KHI          9279    34359     72.20     75.00     0.08     10.05      0.00     1.98      8.08     14.06
   KHI          9279    34360     75.00     80.60     0.02      3.01      0.00     1.11      4.05      7.91
   KHI          9279    34361     80.60     85.30     0.05      1.11      0.34    13.49     11.39      5.98
   KHI          9279    34362     85.30     87.40     0.04      0.46      0.00     1.66      6.87      6.44


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9278    33003     28.30     29.50     0.25      6.05      0.00     3.40      4.03      8.93
   KHI          9278    33004     29.50     32.50     0.32      0.75      0.00    40.22     31.51     15.01
   KHI          9278    33005     32.50     35.20     0.29      0.97      0.00    37.91     37.64     18.12
   KHI          9278    33006     35.20     37.10     0.43      0.69      0.00    40.12     35.38     15.23
   KHI          9278    33007     37.10     39.50     0.29      0.88      0.00    24.68     37.16     25.54
   KHI          9278    33008     39.50     41.10     0.50     14.25      0.00     4.08     57.54     32.64
   KHI          9278    33009     41.10     41.80     0.07     16.04      0.00     7.07     12.59     37.86
   KHI          9278    33010     41.80     42.40     0.29     15.04      0.00     1.26     39.54     34.05
   KHI          9278    33011     42.40     45.20     0.11     17.30      0.00     1.08     14.83     26.49
   KHI          9277    30017     34.30     38.30     0.07      2.32      0.00    13.73      9.59      3.37
   KHI          9277    30018     38.30     40.50     0.12      3.79      0.00     3.51      3.76      3.37
   KHI          9277    30019     45.50     44.80     1.35     14.97      0.80    34.38     29.87     12.91
   KHI          9277    30020     44.80     50.30     0.37      8.30      1.07     8.05     11.51      7.30
   KHI          9277    30021     50.30     58.60     0.18      1.14      0.00     6.71     10.30      8.14
   KHI          9277    30022     58.60     62.20     0.05      0.63      0.00     3.41      5.90      5.33
   KHI          9277    30023     62.20     69.50     0.21      0.26      0.00     5.98     11.13      9.54
   KHI          9277    30024     69.50     75.10     0.12      0.22      0.00     3.20      8.46      6.74
   KHI          9276    29336     30.50     32.30     0.06      8.62      0.00     9.73      3.14      6.62
   KHI          9276    29337     32.30     34.30     0.04     24.25      0.00    20.19     19.35     21.82
   KHI          9276    29338     34.30     41.80     0.97     13.43      1.90     6.41     35.31     28.86
   KHI          9276    29339     41.80     44.20     0.17     16.47      1.32    11.26     40.70     30.55
   KHI          9276    29340     44.20     52.50     0.09      6.67      0.32    37.91     35.28     13.09
   KHI          9276    29341     52.50     62.30     0.10      2.43      0.55    37.43     27.85     11.40
   KHI          9276    29342     62.30     67.80     0.19      4.55      0.13     2.89      7.81      6.90
   KHI          9276    29343     68.00     79.20     0.10      0.01      0.00     4.76      9.31      5.91
   KHI          9276    29344     79.20     93.00     0.06      0.01      0.00     2.06      4.21      5.07
   KHI          9276    29345     93.00    103.30     0.19      0.24      0.00     9.28     10.85      7.04
   KHI          9276    29346    103.30    105.40     0.05      0.80      0.00    15.74     12.12      6.48
   KHI          9276    29347    106.70    113.80     0.21      1.32      0.00    19.57     16.61     10.00
   KHI          9276    29348    116.30    118.70     0.24      0.65      0.00     2.58      5.12      5.07
   KHI          9273              33.60     39.30               0.75      0.00     0.41     36.22     32.83
   KHI          9273              39.30     45.40     0.30      0.07      0.00     1.54     41.81     40.13
   KHI          9273              45.40     51.00     0.16      0.84      0.00     6.16     37.18     32.27
   KHI          9273              51.00     54.80     0.40      5.60      0.00    17.24     36.14     26.38
   KHI          9273              54.80     60.80     0.13      0.24      0.00     4.96     10.66      8.98
   KHI          9273              60.80     63.90     0.19      0.18      0.00     8.98     15.70     11.23
   KHI          9273              63.90     69.00     0.18      0.09      0.00     9.18     11.49      8.42


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9273              69.00     74.10     0.09      0.13      0.00     4.13      5.99      6.17
   KHI          9272    29358    102.20    109.20     0.05      6.16      0.00     1.58      1.70     12.11
   KHI          9272    29359    109.20    126.00     0.02      0.63      0.00     2.31      0.14     10.84
   KHI          9272    29360    126.00    148.80     0.41      0.15      0.00     7.07      0.05     12.25
   KHI          9272    29361    142.80    159.00     0.10      0.05      0.00     3.31      7.90     10.56
   KHI          9272    29362    161.20    176.30     0.07      0.01      0.00     6.59      9.00     10.84
   KHI          9272    29363    176.30    189.90     0.27      0.01      0.00     3.05      6.92      7.04
   KHI          9272    29364    189.90    197.90     0.06      0.01      0.00     4.09      5.76      8.73
   KHI          9272    29365    208.00    210.00     0.03      0.01      0.00     9.52      8.41      6.90
   KHI          9271              28.90     30.40     0.11      0.57      0.00     0.45      6.97      7.91
   KHI          9271              30.40     31.70     0.09      0.35      0.00    19.15     36.51     24.46
   KHI          9271              31.70     33.20     0.24      1.18      0.00    23.85     31.73     20.85
   KHI          9271              34.20     38.90     0.21      2.12      0.00    11.85     38.32     32.77
   KHI          9271              38.90     43.30     0.03      2.35      0.00     5.05     10.02      7.46
   KHI          9271              48.60     50.90     0.29      2.62      0.00     0.75     26.90     27.23
   KHI          9270    34213     34.90     36.20     0.09     15.40      0.00     6.34      8.81      5.73
   KHI          9270    34214     36.20     41.20     0.08      1.09      0.00    42.51     37.07     14.83
   KHI          9270    34215     41.20     45.50     0.12      1.14      0.00    39.06     38.77     18.20
   KHI          9270    34216     45.50     49.50     0.16      1.94      0.00    41.25     29.04      8.42
   KHI          9270    34217     49.50     54.40     0.13      1.02      0.92    48.21     33.84     10.67
   KHI          9270    34218     54.40     56.70     0.19      2.04      2.79    39.36     32.80     14.60
   KHI          9270    34219     56.70     57.70     0.05     19.24      0.00    10.21     35.12     23.83
   KHI          9270    34220     57.70     70.80     0.08      4.93      0.17    12.95     16.02      9.77
   KHI          9270    34221     70.80     72.20     0.12      1.50      0.00    40.10     30.07     11.01
   KHI          9268    29196     31.60     38.10     0.21      0.96      0.00    28.49     40.51     24.53
   KHI          9268    29197     38.10     41.30     0.31      1.32      0.00    39.71     37.76     17.96
   KHI          9268    29198     41.30     46.00     0.30      2.00      0.00    19.98     43.67     30.84
   KHI          9268    29199     46.00     48.90     0.16      0.77      0.00    47.30     37.13     13.57
   KHI          9268    29200     48.90     53.30     0.13      1.20      0.00    39.95     37.80     16.04
   KHI          9268    29201     53.30     58.10     0.08      1.45      0.00    41.45     35.36     13.02
   KHI          9268    29202     58.10     62.90     0.06     27.00      0.00     2.46      9.35      8.90
   KHI          9268    29203     62.90     66.10     0.06      2.34      0.00     3.70      3.43     10.28
   KHI          9268    29204     66.10     69.90     0.09     16.41      0.00     1.13      5.30     13.30
   KHI          9265    30078     42.30     48.00     0.20      1.50      0.00     1.54      7.98      8.42
   KHI          9265    30079     48.00     55.90     0.60      2.69      0.00    17.71     28.50     20.77
   KHI          9265    30080     55.90     61.30     0.19      0.87      0.87    23.96     33.50     20.49
   KHI          9265    30081     61.30     68.80     0.28      0.44      0.00     4.23      5.93      6.03


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9265    30082     68.80     74.80     0.19      3.12      0.00     2.58      7.87      9.68
   KHI          9265    30083     74.80     82.30     0.03      1.91      0.00     0.62      2.53      5.19
   KHI          9265    30084     82.30     91.30     0.03      0.53      0.00     0.52      1.31      4.35
   KHI          9263    34206     48.50     49.30     0.13      1.84      0.00     0.26      3.36      3.59
   KHI          9263    34207     53.50     54.90     0.02      1.41      0.00     0.05      2.90      2.70
   KHI          9263    34208     58.30     59.60     0.02      5.65      0.00     0.37      2.78      8.65
   KHI          9263    34209     60.60     61.30     0.10      2.10      0.00     0.26     26.92     25.27
   KHI          9263    34210     61.70     65.70     0.12      1.66      0.00     0.58     23.68     22.91
   KHI          9263    34211     69.10     71.40     0.09      0.73      0.00     0.13      1.64      2.02
   KHI          9263    34212     79.40     81.20     0.03      1.75      0.00     0.90      3.63      6.40
   KHI          9262              46.50     49.90     1.90      1.69               1.21     38.52     43.20
   KHI          9262              49.90     52.80     1.33      2.71               1.73     38.69     43.34
   KHI          9262              52.80     56.00     0.43      2.51              26.58     36.94     28.52
   KHI          9262              56.00     59.20     0.62      0.40              42.81     32.65     17.86
   KHI          9262              59.20     60.00     0.10      3.07               5.24     14.02     15.65
   KHI          9262              60.00     63.60     0.01      0.44               4.22      2.95      2.91
   KHI          9262              63.60     64.30     0.23      0.51               3.88     28.12     25.89
   KHI          9262              64.30     66.30     0.03      0.40               1.00      3.24      5.82
   KHI          9262              66.30     69.60     0.44     15.52              14.93     28.04     20.55
   KHI          9262              72.70     90.50     0.04      0.34               4.78      8.63     13.15
   KHI          9262              92.00    100.50     0.09      0.87               2.86      6.21      6.78
   KHI          9259    33670     51.50     53.30     0.02      1.91      0.00     0.59      1.96      2.08
   KHI          9259    33671     53.30     59.50     0.04      4.29      0.00     4.67      7.03      5.03
   KHI          9259    33672     59.50     63.60     0.02      4.35      0.00     0.37      3.56      3.50
   KHI          9259    33673     63.60     66.60     0.02      5.14      0.00     0.37      3.98      3.50
   KHI          9259    33674     66.60     68.10     0.04      0.79      0.00     0.69      1.37      1.75
   KHI          9259    33675     73.30     76.00     0.05      8.65      0.00     4.54     33.74     27.79
   KHI          9259    33676     90.00     93.30     0.08      0.70      0.00    16.37     23.52     14.65
   KHI          9259    33677     93.30     95.60     0.05      1.61      0.00    20.16     18.69      9.84
   KHI          9256    33678     37.00     40.40     0.53      2.74      0.00    17.41     13.99      5.50
   KHI          9256    33679     40.40     44.00     0.29      3.06      0.00    31.22     34.19     17.42
   KHI          9256    33680     44.00     47.20     0.33      6.47      0.00    27.58     26.19     10.73
   KHI          9256    33681     47.20     51.40     0.10      3.12      0.00     2.19      5.55      4.05
   KHI          9256    33682     51.40     54.40     0.05      1.73      0.00     2.81      3.96      2.75
   KHI          9256    33683     54.40     56.40     0.83      8.56      1.87    16.08     22.53     11.97
   KHI          9256    33684     56.40     57.70     0.15      7.59      2.72    16.26     16.60      9.06
   KHI          9256    33685     57.70     58.00     0.05      3.79      0.34     9.38     20.98     14.24


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9256    33686     58.00     61.50     0.18      3.48      0.00     7.43      8.61      5.07
   KHI          9256    33687     61.50     62.60     0.16      4.23      0.31     3.13      6.95      5.93
   KHI          9256    33688     62.60     67.30     0.23      0.61      0.00     6.98     11.03      8.63
   KHI          9255    29547     20.50     23.20     0.07      0.99      0.00     0.41      3.77      4.49
   KHI          9255    29548     35.70     37.50     0.03      0.67      0.00     0.93      2.79      3.09
   KHI          9255    29549     37.50     41.30     1.58     14.26      0.00     1.44     32.09     28.06
   KHI          9255    29550     41.30     47.20     1.32     12.11      0.00    26.85     33.13     17.96
   KHI          9255    29551     47.20     54.00     1.27      9.78      0.00    28.79     33.57     18.24
   KHI          9255    29552     54.00     54.90     0.46      4.22      0.00    13.30     17.98     10.52
   KHI          9255    29553     54.90     61.70     0.89      6.32      3.47    23.84     34.08     20.35
   KHI          9255    29554     61.70     64.80     0.17      0.24      0.00     5.25      2.19      7.02
   KHI          9255    29555     64.80     71.10     0.23      0.86      0.00     1.74      4.75      5.89
   KHI          9254    33665     44.80     49.00     0.05      1.99      0.00    14.05     39.77     29.61
   KHI          9254    33666     49.00     53.50     0.04      0.60      0.14     8.71     11.14      7.00
   KHI          9254    33667     53.50     54.10     0.99      2.96      2.11    30.55     27.21     12.36
   KHI          9254    33668     54.10     56.30     0.18      0.93      0.27     8.92      9.20      4.92
   KHI          9254    33669     56.30     61.20     0.08      3.37      1.06    20.08     32.33     21.22
   KHI          9253    28950     42.60     44.50     0.02      2.99      0.00     1.00      1.04      4.57
   KHI          9253    28951     44.50     45.80     0.05     15.33      0.00     9.04     10.38      4.85
   KHI          9253    28952     45.80     47.60     0.03      0.84      0.00    13.20      9.26      3.32
   KHI          9253    28953     47.60     49.80     0.12      0.84      1.20    30.03     18.91      4.29
   KHI          9253    28954     49.80     53.90     0.13     20.08      3.84    19.19     22.89     10.32
   KHI          9253    28955     53.90     57.00     0.18      2.23      0.49     9.65      7.14      3.46
   KHI          9253    28956     57.00     64.40     0.03      1.12      0.00     2.65      1.60      1.80
   KHI          9253    28957     64.40     66.00     3.12     12.87      1.42    18.15     28.36     19.25
   KHI          9253    28958     66.00     74.00     0.02      0.54      0.00     1.52      3.33      4.29
   KHI          9253    28959     74.00     79.40     0.14      0.15      0.00     4.86      7.72      6.65
   KHI          9253    28960     79.40     83.40     0.14      1.40      0.00     8.89      9.61      6.23
   KHI          9253    28961     83.40     86.40     0.15      2.38      0.00     1.42      4.64      5.40
   KHI          9253    28962     86.40     90.00     0.12      4.17      0.00     3.79      7.96      7.34
   KHI          9253    28963     90.00     93.70     0.23      2.30      0.00     5.35      7.96      6.09
   KHI          9253    28964     93.70    101.50     0.48      1.69      0.00     6.29      7.34      5.40
   KHI          9250    29319    106.20    115.20     0.04      0.40      0.00     0.58      0.21     10.00
   KHI          9250    29320    115.20    117.50     0.00      3.10      0.00     0.79      0.82      4.79
   KHI          9250    29321    117.50    129.80     0.04      0.98      0.00     1.00      0.23      6.34
   KHI          9250    29322    129.80    136.10     0.16      0.86      0.00     1.00      0.08      5.77
   KHI          9250    29323    136.10    144.50     0.14      1.71      0.00     8.42      3.40     12.67


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          9250    29324    144.50    147.30     0.03     13.28      0.00     2.68      3.76     42.66
   KHI          9250    29325    147.30    153.20     0.03      3.95      0.00     3.31      1.46      6.34
   KHI          9250    29326    153.20    155.20     0.58     24.89      0.00     5.97      1.39     29.85
   KHI          9250    29327    155.20    158.50     0.07      7.02      0.00     5.55      2.07     27.59
   KHI          9250    29328    158.50    165.40     0.03      3.69      0.00     3.20      1.21     20.98
   KHI          9250    29329    165.40    166.80     0.04     14.66      0.00    17.68     12.01      7.18
   KHI          9250    29330    166.80    172.70     0.05      3.17      0.00     2.00      4.49      9.71
   KHI          9250    29331    172.70    174.50     0.06     16.68      0.00     2.00     17.12     29.43
   KHI          9250    29332    174.50    175.40     0.09      1.39      0.00     0.96     14.34     24.36
   KHI          9250    29333    175.40    189.40     0.06      1.09      0.00     2.20      2.72      6.90
   KHI          4998    41505     64.10     66.70     0.07      1.62      0.03     0.48      2.65      4.30
   KHI          4998    41506     66.70     70.40     0.25      4.68      0.06     1.97      6.87      7.20
   KHI          4998    41507     72.20     74.00     0.78      1.09      0.03     0.78      4.43      5.31
   KHI          4998    41508     77.90     80.00     0.15      0.20      0.01     5.86      3.92      1.96
   KHI          4998    41509     80.00     83.90     0.30      0.35      0.15     8.16     11.97      8.19
   KHI          4998    41510     83.90     86.60     0.93      0.22      0.40     3.96      7.24      5.90
   KHI          4998    41511     86.60     89.70     0.32      0.14      0.02     2.40     10.11      3.22
   KHI          4998    41512     89.70     92.60     0.27      0.14      0.01     7.85      3.76      7.02
   KHI          4998    41513     99.50    101.70     0.14      0.08      0.01     5.48      4.18      3.02
   KHI          4998    41514    110.20    113.00     0.19      0.16      0.03     5.19      5.34      3.17
   KHI          4996              57.80     59.60     0.32      7.33      0.03     0.68     18.59     18.64
   KHI          4996              62.80     69.30     0.06      1.27      0.02     0.63      3.75      4.50
   KHI          4996              69.30     72.30     0.12      1.84      0.04     5.73     12.87     10.38
   KHI          4996              72.30     77.20     0.04      1.04      0.03     4.85      8.22      6.45
   KHI          4996              77.20     79.90     0.05      1.21      0.02     1.64      6.49      6.36
   KHI          4995    35651      5.90      7.40     2.76      0.21      0.04     0.33     20.16     19.49
   KHI          4995    35652     13.50     18.10     0.69      0.19      0.03     0.60     18.28     17.22
   KHI          4995    35653     18.10     22.50     0.72      0.23      0.03     0.22     14.17     14.13
   KHI          4995    35654     28.30     28.80     0.53      0.66      0.05     0.23     31.13     31.49
   KHI          4993    32236     20.40     21.40     0.10      0.13      0.00    24.21     22.12     10.07
   KHI          4993    32237     32.00     34.50     0.13      0.05      0.31     9.79      6.46      3.36
   KHI          4993    32238     34.50     36.40     0.09      0.05      4.07    33.14     24.40      8.11
   KHI          4993    32239     36.40     37.70     0.05      0.02      0.00     1.61      3.57      2.52
   KHI          4993    32240     37.70     41.50     0.10      0.10      6.37    38.10     30.26     10.07
   KHI          4993    32241     47.50     49.30     0.12      0.19      0.00    21.74     22.32     11.75
   KHI          4993    32242     49.30     52.10     0.14      0.22      0.00     0.75      1.31      3.08
   KHI          4993    32243     52.10     54.20     0.27      0.61      0.00     9.89     25.30     19.58


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          4993    32244     54.20     36.30     0.21      0.08      0.00     1.19      8.07      7.83
   KHI          4992              77.70     79.60     0.08      0.75      0.01     0.60     10.30
   KHI          4992              79.60     83.40     0.17      1.45      0.01     0.17     30.01     27.87
   KHI          4992              83.40     86.60     0.36      2.85      0.02     0.56      8.59     11.00
   KHI          4992              86.60     89.00     7.46      8.74      0.01     0.35     18.35     21.56
   KHI          4992              89.00     92.30     2.15      5.50      0.01     0.33      9.04     12.82
   KHI          4992              92.30     95.30     0.15     15.26      0.28    13.40     27.83     21.26
   KHI          4992              95.30     99.30     0.64      9.99      1.70    23.71     25.03     14.43
   KHI          4992              99.30    101.50     0.24      6.01      0.26    14.43     14.79     10.87
   KHI          4992             101.50    103.40     0.05      4.27      1.31    41.06     27.53      8.70
   KHI          4992             103.40    104.90     0.08      3.78      1.13     8.67      9.28      5.95
   KHI          4992             104.90    107.00     0.10      6.63      2.29    28.17     21.65      8.76
   KHI          4992             107.00    109.00     0.08      4.45      2.97    10.74     10.73      6.58
   KHI          4992             109.00    112.10     0.37      7.15      3.16    38.65     27.45      8.36
   KHI          4992             112.10    116.20     0.04      4.94      4.41    22.67     16.20      6.66
   KHI          4992             116.20    118.40     0.04      0.65      0.39     5.53      4.08      2.22
   KHI          4992             118.40    122.90     0.33      6.56      0.61    28.34     22.81     10.28
   KHI          4992             132.70    136.00     0.25      0.93      3.75    17.35     15.06      6.87
   KHI          4992             136.00    139.50     0.12      0.28      0.54    18.55     16.48      7.42
   KHI          4991              78.30     81.20     0.02      0.49      0.01     0.03      1.34      1.03
   KHI          4991              81.20     85.50     0.02      2.20      0.01     0.16      2.20      2.44
   KHI          4991              85.50     90.00     0.02      0.51      0.01     0.04      0.65      0.80
   KHI          4991              90.00     90.90     0.02      1.68      0.01     0.02      2.43      2.56
   KHI          4991              90.90     95.00     0.05      0.37      0.04     0.23      0.69      0.78
   KHI          4991              95.00    100.40     0.02      2.10      0.01     0.04      3.20      2.57
   KHI          4991             100.40    103.90     0.02      1.17      0.01     0.02      1.55      2.45
   KHI          4991             106.40    110.00     0.02      1.12      0.01     0.03      1.77      1.61
   KHI          4989    31448     67.40     68.80     0.10      1.97      0.00     0.50      2.78      7.80
   KHI          4989    31449     68.80     70.30     0.00      1.13      0.00     0.71      1.08      5.02
   KHI          4989    31450     70.30     71.10     0.10      2.18      0.00     0.19      2.41      7.24
   KHI          4989    31451     71.10     71.90     0.00      0.65      0.00     0.40      0.62      4.18
   KHI          4989    31452     71.90     75.20     0.00      1.59      0.00     0.40      1.42      4.18
   KHI          4989    31453     75.20     78.40     0.00      0.84      0.00     0.40      0.76      4.18
   KHI          4989    31454     78.40     80.50     0.00      0.51      0.00     0.19      0.54      3.90
   KHI          4989    31455     80.50     81.50     0.00      1.14      0.00     0.37      1.19      4.46
   KHI          4989    31456     81.50     82.20     0.00      0.39      0.00     0.71      0.44      3.62
   KHI          4989    31457     82.20     83.00     0.00      0.97      0.00     0.50      1.01      6.13


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          4989    31458     84.30     85.50     0.00      0.36      0.00     0.29      0.43      5.29
   KHI          4989    31459     88.50     90.00     0.00      0.59      0.00     0.61      0.63      5.29
   KHI          4989    31460     90.00     91.80     0.00      1.01      0.00     0.40      1.07      5.29
   KHI          4989    31461     93.00     95.60     0.00      1.78      0.00     0.08      1.81      6.27
   KHI          4989    31462     95.60     95.80     0.00      0.40      0.00     0.71      0.51      4.18
   KHI          4989    31463     96.50     99.20     0.00      0.49      0.00     0.50      0.51      2.93
   KHI          4989    31464    101.10    104.80     0.00      1.72      0.00     0.29      1.70      6.69
   KHI          4989    31465    104.80    106.10     0.00      0.39      0.00     0.19      0.48      5.02
   KHI          4989    31466    116.00    118.20     0.00      0.94      0.00     0.29      0.73      4.74
   KHI          4989    31467    118.20    121.90     0.00      0.28      0.00     0.19      0.19      2.51
   KHI          4989    31468    121.90    122.80     0.00      0.58      0.00     0.08      0.54      5.29
   KHI          4989    31469    137.50    139.10     0.00      0.73      0.00     0.19      0.51      5.57
   KHI          4989    31470    139.10    141.80     0.00      2.40      0.00     0.19      2.13      6.97
   KHI          4989    31471    141.80    145.40     0.00      1.93      0.00     0.08      1.71      6.41
   KHI          4989    31472    145.40    147.20     0.00      0.83      0.00     0.08      0.51      3.34
   KHI          4989    31473    147.20    149.10     0.00      2.76      0.00     0.29      1.21      3.34
   KHI          4989    31474    149.10    152.20     0.00      0.59      0.00     0.50      0.30      3.34
   KHI          4989    31475    152.20    154.00     0.00      1.81      0.00     0.19      1.01      5.85
   KHI          4989    31476    154.00    157.00     0.00      2.35      0.00     0.29      1.58      5.57
   KHI          4989    31477    157.00    160.20     0.00      2.57      0.00     0.29      1.78      5.29
   KHI          4989    31478    164.00    164.70     0.00      0.40      0.00     0.29      0.32      2.79
   KHI          4989    31479    164.70    166.20     0.00      0.92      0.00     0.19      0.65      4.46
   KHI          4989    31480    169.20    172.20     0.00      0.59      0.00     0.19      0.49      4.74
   KHI          4988    31754     20.30     22.40     0.18      1.17      0.00     0.59      1.73      2.23
   KHI          4988    31755     48.70     50.20     0.14      2.15      0.00     0.43      2.43      2.79
   KHI          4988    31756     50.20     51.10     0.00      2.08      0.00     7.68      6.22      2.51
   KHI          4988    31757     51.10     52.20     0.13      1.02      0.00     0.37      1.13      2.23
   KHI          4988    31758     52.20     56.20     0.00      1.98      0.00     0.32      2.01      2.79
   KHI          4988    31759     56.20     58.60     0.16      1.86      0.00     0.37      1.86      2.51
   KHI          4988    31760     58.60     59.80     0.00      0.40      0.00     0.27      0.89      1.39
   KHI          4988    31761     59.80     60.30     0.12     13.04      0.00     0.69     12.87     12.82
   KHI          4988    31762     60.30     61.60     0.00      0.23      0.00     0.43      0.29      1.95
   KHI          4988    31763     61.60     62.40     0.00      2.63      0.00     0.32      2.51      4.18
   KHI          4988    31764     62.40     63.30     0.00      0.66      0.00     0.32      0.77      1.95
   KHI          4988    31765     63.30     64.10     0.08      2.81      0.00     0.27      2.75      5.30
   KHI          4988    31766     64.10     65.30     0.00      0.49      0.00     0.37      0.47      4.32
   KHI          4988    31767     65.30     66.30     0.00      2.39      0.00     0.48      2.28      4.88


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          4988    31768     66.30     67.20     0.00      0.52      0.00     0.48      0.49      1.95
   KHI          4988    31769     67.20     70.20     0.00      2.80      0.00     0.59      2.64      5.30
   KHI          4988    31770     70.20     72.10     0.06      1.89      0.00     0.37      1.97      4.74
   KHI          4988    31771     72.10     71.00     0.09      0.90      0.00     0.43      1.28      5.02
   KHI          4988    31772     71.00     79.80     0.00      0.85      0.00     0.64      0.53      3.34
   KHI          4988    31773     79.80     82.80     0.00      1.41      0.00     0.43      1.12      3.62
   KHI          4988    31774     82.80     84.20     0.08      0.51      0.00     0.32      0.58      2.51
   KHI          4988    31775     84.20     85.80     0.00      1.09      0.00     0.37      1.11      4.18
   KHI          4988    31776     85.80     86.80     0.00      0.15      0.00     0.37      0.27      3.90
   KHI          4988    31777     86.80     87.80     0.09      2.01      0.00     0.37      1.56      3.90
   KHI          4986    35901     68.50     70.00     0.14      2.95      0.27     2.21     18.10     34.54
   KHI          4986    35902     70.00     72.80     0.20      3.67      0.17     2.35      7.09     33.23
   KHI          4986    35903     73.70     74.70     0.10     14.99      0.19     1.18     10.05     26.45
   KHI          4986    35904     78.90     83.00     0.08      3.04      0.25     9.12     28.78     25.21
   KHI          4985    36613     65.70     76.00     0.02      0.05      0.02     0.98      0.59      0.63
   KHI          4983    36547     90.90     95.60     0.03      2.44      0.15     3.60      5.03      7.72
   KHI          4983    36548    110.80    116.80     0.04      0.11      0.05     6.60      6.61     10.68
   KHI          4980              43.40     48.80     0.02      4.80      0.11     2.43      3.67      6.13
   KHI          4979    36549     75.10     77.60     0.14      2.28      0.04     9.28     39.10     35.51
   KHI          4979    36550     78.60     80.60     0.16      0.76      0.02     0.64     32.68     30.56
   KHI          4979    36551     80.60     82.30     0.17      0.49      0.17     0.66     19.41     36.96
   KHI          4979    36552     98.50     98.90     0.04      0.81      0.73     0.24     13.09     13.73
   KHI          4977              89.70     91.40     0.03      4.36      0.05     6.74      6.93     14.26
   KHI          4973    33451     11.20     14.60     0.13      0.11      0.00    42.41     26.50      6.74
   KHI          4973    33450     14.60     20.10     0.04      0.39      0.00    44.30     26.70      6.21
   KHI          4973    33449     20.10     24.50     0.01      0.09      0.00    40.37    322.97      4.63
   KHI          4973    33448     24.50     29.00     0.04      0.03      1.29    43.02     26.30      5.92
   KHI          4973    33447     29.00     33.50     0.20      0.18      0.88    40.19     26.25      7.33
   KHI          4973    33446     33.50     38.00     0.05      0.15      0.00    48.87     28.86      5.22
   KHI          4973    33445     38.00     42.50     0.06      0.14      1.90    39.32     27.28      7.50
   KHI          4973    33444     42.50     47.20     0.08      0.19      4.14    42.72     29.45      7.62
   KHI          4973    33443     47.20     50.20     0.16      0.21     10.59    42.03     31.57      8.79
   KHI          4973    33442     50.20     54.00     0.02      0.08      7.74    41.35     30.15      7.79
   KHI          4973    33441     54.00     55.80     0.00      0.03      2.87    13.90     10.67      4.75
   KHI          4973    33440     55.80     58.80     0.02      0.00      5.94    28.03     20.19      5.45
   KHI          4973    33439     58.80     69.30     0.05      0.12      6.45    26.28     24.98     11.13
   KHI          4973    33438     69.30     71.00     0.06      0.15      0.35    41.14     28.18      9.73


 Project     B'hole No SampleNo   From       To       As%       Cu%       Pb%      Zn%       S%        Fe%     Remarks
   ID

   KHI          4972    32197      0.00      6.30     0.07      0.10      0.00    52.15     28.13      4.29
   KHI          4972    32198      6.30     11.10     0.12      0.11      0.55    49.33     27.58      5.00
   KHI          4972    32199     11.10     15.80     0.07      0.17      6.00    39.29     26.12      7.14
   KHI          4972    32200     15.80     20.50     0.03      0.10      0.00    46.01     24.23      4.29
   KHI          4972    32201     20.50     24.10     0.03      0.03      1.11    28.76      8.89      4.05
   KHI          4971    38198     90.40     94.60     0.12      0.74      0.04     0.33      5.45      6.18
   KHI          4971    38199     94.60     96.80     0.69      2.35      0.48     2.36     41.56     39.82
   KHI          4971    38200     96.80     99.20     0.73      0.88      1.13    35.33     35.61     17.72
   KHI          4971    38201    114.80    116.00     0.12      5.64      0.17     1.83     22.60     25.63
   KHI          4971    38202    116.00    122.80     0.17      0.50      0.11     1.94     30.64     26.67
   KHI          4971    38203    122.80    126.20     0.11      0.56      0.09     0.27     24.80     23.64
   KHI          4970    41594     12.30     15.30     0.16      0.24      0.01    34.52               13.26
   KHI          4970    41593     15.30     19.40     0.16      0.30      0.35    43.47               10.52
   KHI          4970    41592     19.40     20.50     0.08      0.07      0.02    36.66                7.14
   KHI          4970    41591     49.10     51.60     0.06      0.36      0.09     1.00                6.61
   KHI          4970    41590     51.60     52.60     0.55      5.36      0.01     3.28               35.38
   KHI          4970    41589     52.60     55.80     0.74      0.22      0.01    21.78               12.72
   KHI          4969               0.00      3.30     0.09      0.29      0.02    49.99     26.93      3.47
   KHI          4969              55.90     61.60     0.04      0.07      0.08     0.82      5.82      5.09

[MINE GRID GRAPHIC OMITTED]

Note: anticlockwise direction is considered negative

Figure 4.3 Plan of Kipushi Mining Licence (IMC)

[GRAPHIC OF PLAN OF KIPUSHI MINING LICENCE (IMC) OMITTED]

                            Kolwezi Tailings Project
                                Technical Report
                       (Kingamyambo and Musonoi/Kasobantu)
                      Kolwezi, Democratic Republic of Congo
                    under Canadian National Instrument 43-101
                  Standards of disclosure for mineral projects
                                as of August 2003





                               Report prepared by:
                      Dr Isobel Clark FIMMM FSAIMM FSS CEng
                    Geostokos Limited, Alloa Business Centre,
             Whins Road, Alloa FK10 3SA, Clackmannanshire, Scotland






                                       For
           America Mineral Fields Inc & Congo Mineral Development Ltd
              St George's House, 15 Hanover Square, London W1S 1HS


                                11th August 2003

                            Item 2: Table of Contents

  ------------- -------------------------------------------------------------------------------------- -------------
     Item 3     Summary                                                                                      Page 3
     Item 4     Introduction and terms of reference                                                               5
     Item 5     Disclaimer                                                                                        6
     Item 6     Property description and location                                                                 6
     Item 7     Accessibility, Climate, Local Resources, Infrastructure and Physiography                          7
     Item 8     History                                                                                           8
     Item 9     Geological setting                                                                                9
    Item 10     Deposit types                                                                                     9
    Item 11     Mineralisation                                                                                   10
    Item 12     Exploration                                                                                      12
    Item 13     Drilling                                                                                         15
    Item 14     Sampling Method and approach                                                                     17
    Item 15     Sample preparation, Analyses and Security                                                       130
    Item 16     Data Verification                                                                               164
    Item 17     Adjacent Properties                                                                             164
    Item 18     Mineral Processing and Metallurgical Testing                                                    164
    Item 19     Mineral Resource and Mineral Reserve Estimates                                                  164
    Item 20     Other Relevant Data and Information                                                             172
    Item 21     Interpretation and Conclusions                                                                  172
    Item 22     Recommendations                                                                                 174
    Item 23     References                                                                                      174
    Item 24     Date                                                                                            174
    Item 25     Additional Requirements for Technical Reports on Development Properties and                     174
                Production Properties
    Item 26     Illustrations                                                                                   175
  ------------- -------------------------------------------------------------------------------------- -------------

Item 3: Summary

Property, Location, Ownership

The Kolwezi town and the mines associated with it are located approximately 240 km west of Lubumbashi, the capital of the Katanga province of the Democratic Republic of Congo (DRC), at 10(degrees)40' latitude S and 25(degrees)30' longitude E. The concession area, where re-processing operations will be conducted, is located north of Kolwezi town and north-east of and adjacent to these mine workings. The final concession area has yet to be finalised under the New Mining Code. The total area of the concession area is expected to be approximately 6,200 hectares. A location map is shown as Figure 3.1.

The Kolwezi tailings are currently owned by the State with La Generale des Carrieres et des Mines (Gecamines) currently holding the rights to exploitation and exploration, who are currently in the process of splitting their licence into a Tailings Exploitation Licence ("TEP") and an Exploration licence. Once this is complete Gecamines will transfer the TEP to Kingamyambo Musonoi Tailings Sarl (KMT). Under the terms of the June 2003 agreement. Gecamines, will receive a shareholding of 12.5% in the joint-venture company KMT, will be paid US$15 million by Congo Mineral Developments Limited (CMD) in two instalments: US$5 million will be paid upon the formal transfer of the TEP to KMT and US$10 million will be paid upon the finalisation of the project financing for Kolwezi. As part of the New Mining Code the Government may have a potential 5% participation in the Project and will also receive a 2% royalty for non-ferrous metals. The remaining equity in KMT will be held by CMD which is currently owned 100% by AMF.

Geology and mineralisation

Regional, local and property geological settings are not relevant to this project. The `deposits' are technogenetic in nature being the product of previous mining activities.

The dams are referred to as Kingamyambo, Musonoi and Kasobantu. For the purposes of this resource report in terms of drilling, geological modelling and mineral resource classification the Musonoi and Kasobantu tailings areas are treated as one entity as there is no physical boundary between the two dams.

The discharge of fine waste from the concentrator (known as tailings) between 1952 and the present day created the dams. The Kingamyambo tailings dam was constructed by conventional upstream discharge methods. The Musonoi and Kasobantu deposits were formed by direct discharge of tailings into the Musonoi River.

The `mineralisation' contained in these dams is the end product of the concentrator plant which processed the original ore from the mines. Descriptions of each dam configuration and sediment types are given below.

The major minerals which occur in the dams include mainly oxides of copper and cobalt but also: chalcocite, covellite and bornite. Cobalt occurs associated with copper, iron, manganese and barium. Most of the material is locked in quartz, although some of the cobalt minerals and pyrite are found in liberated forms. Zinc occurs as sphalerite and the dams also contain monazite, chlorite and rutile.

Exploration concept, status of exploration, development and operations

Fieldwork for the project was initiated in May of 1997 and ended in September of the same year. The site investigation involved the extensive drilling, sampling, surveying and density determinations on both the Kingamyambo and Musonoi/Kasobantu tailings areas.

Both tailings deposits have been drilled on an initial standard grid of 100 x 100 metres aligned orthogonally in a North-South direction. This is the drilling grid that was confirmed on an initial pre-feasibility site visit in consultation with Dr Isobel Clark.

On Kingamyambo this drilling grid was maintained over the entire area of the dam. A re-drilling phase close to original drill sites and in-fill drilling half way between original drill hole locations followed up this initial drilling. The purpose of the second phase of drilling was to better define the basal surface of the tailings dam and was targeted in areas where the original drill holes had not reached in-situ soil beneath the dam. Figure 13.1 shows the drill hole locations on the Kingamyambo tailings dam.

On the Musonoi/Kasobantu tailings area the initial grid was maintained wherever physically possible. The grid had to be reduced and made irregular in the narrow upstream portion of the Musonoi area. In the submerged, deep-water portion of Kasobantu next to the dam wall no drilling was possible with the exception of one traverse across its southerly end. Although no drilling took place in this deep-water area, water depths were measured using a plum bobbing technique from a canoe on a regular grid of 200 x200 metres reduced to 100 x 100 metres closer to the dam wall. Relatively little re-drilling took place on Musonoi/Kasobantu as this tailings area is relatively thin and the basal surface was more easily achieved. Re-drilling only took place here in instances where original holes had to be abandoned due to equipment problems. Figure 13.2 shows the Musonoi/Kasobantu tailings area with its associated drilling grid.

Resource evaluation has been carried out and classified on the basis of this drilling campaign, supported by: random check sampling; composite `bulk' samples and check assays from separate independent laboratories.

It is understood that extensive metallurgical studies have been carried out over the previous year to investigate the optimal recovery of copper and cobalt from the tailings material.

Author's conclusions and recommendations

An intensive evaluation exercise completed on the Kolwezi tailings dams of Kingamyambo, Musonoi and Kasobantu has revealed a resource of 112.8 million tons of mineral resources at an average grade of 1.49 % copper and 0.32 % cobalt. The total metal content of the dam is estimated at 1,677,000 tons of copper and 363,000 tons of cobalt (Table 1).

The investigation and modelling have been carried out to a sufficient standard that all of the Kingamyambo deposit and the greater part of the Musonoi/Kasobantu deposit lie in the "measured" resource category. The "indicated" portion of the Musonoi/Kasobantu resource relates to that part of the deposit lying under deep water at the downstream end of the river where it was not practical to achieve the regular drill hole grid.

                          Table 3.1. Resource Overview

------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
     Resource        Category      Volume         Tons       Density     Tons Cu     % Cu      Tons Co     % Co
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
   Kingamyambo       Measured     31516909      42316297       1.34      563094      1.33      130898      0.31

Musonoi/ Kasobantu   Measured     50681440      67424650       1.33      1070337     1.59      220572      0.33

                     Indicated     2333871       3061698       1.31       42968      1.40       11780      0.38

------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
                       Total      53015311      70486348       1.33      1113305     1.58      232352      0.33
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
      Totals                      84532220      112802645      1.33      1676399     1.49      363249      0.32
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------

All the geological modelling and mineral resource evaluation figures stated in this report have been determined directly from measurements and the analysis of sampling data obtained during the field investigation portion of this feasibility study. No determinations or assumptions have been made from the referencing of previous work done in the area.

Recommendations

This resource evaluation portion of the Kolwezi tailings dams project has revealed an enormous and easily extractable source of copper and cobalt resources. The evaluation is based on extensive drilling and sampling of the deposits under investigation and can be guaranteed with a high degree of confidence. At all times during the evaluation process from the drilling and sampling portion of the field investigation through to the computer modelling and geostatistics, a great deal of care and thought has been given to the integrity of data and to the accuracy of results. It is therefore from the field investigation and resource evaluation, that all indications suggest the Kolwezi tailings dams as a project with all the requirements for a highly successful mining venture.

On the basis of the work presented in this report, this author recommends that the mineral resource be converted to a mineral reserve by the application of economic, technical, metallurgical, environmental and all other relevant factors pertinent to mineability.

Classification of the resources has been carried out using definitions which are justifiable under the CIM Standards on Mineral Resources and Reserves Definitions and Guideline adopted by CIM Council on August 20, 2000. The author has also classified the resource under the JORC code in both Australian and European forms and concludes that the resource definitions would not change. It is anticipated that all blocks currently classified as `measured resource' will be directly transferred to the `proven reserve' category should the project prove economically feasible. Similarly, those blocks currently classified as `indicated resource' are likely to be directly transferable to the category `probable reserve' under suitable economic and other related criteria.

Item 4: Introduction and terms of reference

a) Terms of reference:

     This report has been prepared at the request of B Pryor, Chief Operating Officer of America Mineral Fields Inc. (AMF) and Congo Mineral Developments Limited (CMD) as a technical report on the Kolwezi Tailings Project under National Instrument 43-101 Standards of Disclosure for Mineral Projects for the Canadian Securities Commissions.

b) Purpose for which the technical report is prepared:

    The report has been prepared to support an offering of AMF shares. This report is to comply with disclosure and reporting requirements set forth in National Instrument 43-101 and form 43-101F1.

c) Sources of information and data in the technical report:

     Several independent companies were involved in the preparation of the material which contributed to the production of this report and of the mineral resource evaluation published in this report. Each company is referred to by (shortened) name in the relevant section.

           La Generale des Carrieres et des Mines (Gecamines) is the state owned Congolese mining company with whom ownership of the resource resided. Gecamines and America Mineral Fields Incorporated (AMF) were operating as partners in this project.

           MineNet (Pty) Ltd, South Africa

           Geostokos Limited, Scotland

           Dump & Dune drillers and Performance Laboratories, South Africa

           ACMS International Mining Consultants, South Africa

           Metago Environmental Engineers, South Africa

           SGS  Societe Generale de Surveillance Holding SA
           Laboratories, South Africa

           Billiton Laboratories, South Africa

d) Extent of field involvement of the qualified person:

     The author of this report, Dr Isobel Clark of Geostokos Limited, was involved with the Kolwezi Tailings Project from her four-day site visit of June 1997 until the "Final Report 1998" was completed. In addition, Dr Clark reviewed all technical material and written reports concerning the project in June 2001 and again in July 2002.

     Dr Clark acted as independent auditor for mineral resource evaluation purposes on the Kolwezi Tailings Project for AMF throughout this period.

Item 5: Disclaimer

This Technical Report was prepared by the author. All information in this Report is based on material from the Kolwezi Tailings Reprocessing Project (The Democratic Republic of Congo) Feasibility Study Reports/March 1998 ("Final Report 1998") which was based on work carried out by those organisations listed in 4(c) above under the supervision of this author.

The author of this report is confident that all persons involved in preparing reports, opinions or statements of a technical nature fall within the category of `qualified persons' as specified in NI 43-101 within their relevant areas of expertise.

Item 6: Property Description and Location

The Kolwezi tailings project is situated in the Katanga Province of the Democratic Republic of Congo (DRC). The Kolwezi town and the mines associated with it are located approximately 240 km west of Lubumbashi, the capital of the Katanga province, at 10(degrees)40' latitude S and 25(degrees)30' longitude E. The concession area, where re-processing operations will be conducted, is located north of Kolwezi town and north-east of and adjacent to these mine workings. The final concession area has yet to be finalised under the New Mining Code. The total area of the concession area is expected to be approximately 6,200 hectares which will include the site of the proposed new tailings dams and the proposed new plant site.

The New DRC Mining Code came into effect during 2003 with the promulgation of the associated Mining Regulations. The new code provides a secure legal framework for the ownership of title, a stable fiscal regime and a detailed operational environment for the development of the tailings deposits.

The Kolwezi tailings are currently owned by the State with Gecamines currently holding the rights to exploition. Gecamines are currently in the process of splitting their licence, which covers the tailings as well as the substrata mineral rights, into a Tailings Exploitation Licence ("TEP") which will cover the Musonoi and Kingamyambo tailings deposits and an Exploitation licence. This TEP is patented. Once this is complete Gecamines will transfer the TEP to Kingamyabo Musonoi Tailings Sarl ("KMT") being the Congolese operating company for the project which will then hold the exploitation rights. Under the terms of the June 2003 agreement. Gecamines, will receive a shareholding of 12.5% in the joint-venture company KMT, will be paid US$15 million by CMD in two instalments:
US$5 million will be paid upon the formal transfer of the TEP to KMT and US$10 million will be paid upon the taking of the project decision. As part of the New Mining Code the Government may have a potential 5% participation in the Project and will also receive a 2% royalty for non-ferrous metals. The remaining equity in KMT will be held by CMD which is currently owned 100% by AMF.

The TEP's are valid for a period of 5 years and are renewable following the application process set out in the New Mining Code, and will be renewed for a period of 5 years.

Under the terms of the New Mining Code a tax on the surface area of the mining concession must be paid. In the case of TEP the fee which must be paid are shown in the following table.

                      ---------------------------- ---------------------------
                      1st Year                     US$0.04 per Ha

                      2nd Year                     US$0.06 per Ha

                      3rd Year                     US$0.07 per Ha

                      4th Year to End              US$0.08 per Ha
                      ---------------------------- ---------------------------

Under the New Mining Code the TEP will be transferred by Gecamines with coordinates of the new perimeter set by the Government system in the New Mining Code. The perimeter will be in the form of a polygon consisting of entire contiguous quadrangles subject to the limits relating to the borders of the National Territory and those relating to reserved prohibited areas and protected areas as set forth in the Mining Regulations.

The National Territory is divided into mining cadastral grids in accordance with the appropriate coordinates system set forth in the Mining Regulations. The grid defines the uniform and indivisible quadrangles which sides are oriented North-South and East-West.

The geographical location of the perimeter is identified by the coordinates at the centre of each quadrangle which make up the perimeter. Gecamines is currently in the process of transforming their licence areas to comply with the appropriate coordinate system as set forth in the Mining Regulations. Within two months following the issuing of the TEP, the perimeter must be surveyed under the conditions set out in the Mining Regulations.

As the TEP will only cover the extraction of tailings, the tailings assets are easily identified as the Musonoi Tailings and Kingamyambo Tailings Dam. Figure
6.1 shows the location of these dams, with the Musonoi in red and the Kingamyambo in orange.

One of the benefits of the Kolwezi project is that it will be environmentally restorative by cleaning up a degraded site and polluted river and is classified as category "B" according to IFC's environmental ratings. Under the New Mining Code there are environmental obligations that have to be met as part of the licence application. These are an Environmental Impact Study (EIS) and an Environmental Management Plan of the Project (EMPP). Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd (SRK) have conducted an environmental audit and scoping study report for the Kolwezi Tailings Project and will conduct an Environmental and Social Impact Assessment (ESIA) as part two of the study.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kolwezi Tailings Project is located 25 kilometres outside the town of Kolwezi, situated in the Katanga region of the DRC and the property is accessed by unpaved road from Kolwezi, which is a major mining town. The Kolwezi town can be accessed by road from Lubumbashi which is paved as far as Likasi and then in a poor state of repair. Lubumbashi has an international airport which also provides commercial flights to Kolwezi and Kinshasa. The site has good access to infrastructure, with a main power-line crossing it and a main sub-station located close to the Musonoi. Water is readily available from the aquifer which underlies the area and from the Musonoi river. The Railway, which travels via
Lubumbashi to Zambia and thence to South Africa, is only two kilometres away and is expected to be joined to the plant with a new spur line. The town of Kolwezi is situated close by with a large partly skilled workforce with a long history of mining operational experience. Figure 6.1 shows the location of the proposed site of the two tailings dams, one for the tailings from the retreatment plant and one for the tailings from the Kolwezi concentrator, and also the proposed location of the new plant site.

The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres. Seasonal climatic variations are related to the wet (November to April) and dry seasons, each lasts approximately 6 months. A preliminary mine plan allows for the mining of the Kingamyambo throughout the year and Musonoi through the dry season only.

The Katanga region occupies a high plateau covered by forests and savannahs. The indicative KMT concession area comprises a shallow valley dropping gently into the Musonoi River, rimmed by low ridges, which to the south-west mark the location of the mineralised zone and to the north mark a distinct change in topography, from the plateau of Manika to a zone of rolling hills known as the Kibarian Belt. The concession area consists mostly of land used for slash and burn agriculture, criss-crossed by paths and tracks and transmission lines, and containing a few small hamlets or villages. The existing mining infrastructure, town, Gecamines villages and other villages lie largely outside and south and south-west of the concession area. There are two dambos, or seasonal wetlands, in the concession area, and two tributary streams, the larger one being the Kanamwamwa River. Large termitaria are prominent features in the regional and site landscape.

Item 8: History

The tailings contained in the Kolwezi Tailings Project were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting.

The poor recoveries obtained from conventional concentrating techniques of the sulphide and oxide ores left valuable amounts of copper and cobalt as oxides which were discharged into two tailings disposal facilities, referred to as the Kingamyambo Tailings Storage Facility and the Musonoi River tailings. In the past, the tailings were removed from the Kolwezi concentrator via a pipeline and discharged by spigots into the Musonoi River tailings. Currently, the tailings are decanted directly into the Musonoi River directly up gradient of the KMT concession area.

In April 1997 the Government of the DRC awarded AMF an interest in the Kolwezi Tailings Projects following an international tender but during the course of political disruptions in the DRC, AMF's interest in the Kolwezi Tailings project was not properly ratified by the DRC.

On May 1, 1998 AMF entered into a joint venture agreement with Anglo American Corporation of South Africa (AAC) for the development of the Kolwezi Tailings in the DRC. Under the AAC Joint Venture Agreement, AAC and AMF each held a 50% interest in CMD.

In November 1998, CMD signed a convention among Gecamines and the Government of the DRC. CMD also entered into a joint venture agreement with Gecamines for the transfer of ownership of the Kolwezi Tailings project to a new company, KMT, to be held 60% by CMD and 40% by Gecamines. The transfer was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of the New Mining Code in the DRC superseded these planned legal processes.

Effective May 31, 2002, AMF entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own.

In June 2003, CMD signed an agreement with Gecamines, covering revised major commercial terms for development of the Kolwezi Tailings Project. Under the terms of the new agreement, Gecamines, in additions to receiving a shareholding of 12.5% in the joint-venture company, KMT, will be paid US$15 million by CMD in two instalments: US$5 million will be paid upon the formal transfer of title to KMT and US$10 million will be paid upon the finalisation of the project financing for Kolwezi. This agreement has been ratified by the board of directors of both Gecamines and CMD and received the necessary approvals from the Ministry of Mines and Petroleum.

Item 9: Geological setting

Regional, local and property geological settings are not relevant to this project. The `deposits' are technogenetic in nature being the product of previous mining activities.

The dams are referred to as Kingamyambo, Musonoi and Kasobantu. For the purposes of this resource report in terms of drilling, geological modelling and mineral resource classification the Musonoi and Kasobantu tailings areas are treated as one entity as there is no physical boundary between the two dams.

Item 10: Deposit Types

The project area consists of three tailings dams in the Gecamines concession in Kolwezi, Katanga Province, Democratic Republic of Congo. The discharge of fine waste from the concentrator (known as tailings) between 1952 and the present day created the dams. The Kingamyambo tailings dam was constructed by conventional upstream discharge methods. The Musonoi and Kasobantu deposits were formed by direct discharge of tailings into the Musonoi River.

10.1      Kingamyambo

     Kingamyambo is an approximately rectangular shaped tailings dam, which has been constrained during its construction. It covers an area of about 1.5 square kilometres and ranges from 0.5 to 20 metres in height above surface from its western to eastern sides respectively. For the purpose of this report the resource area of the tailings dam has been limited to material east of the X co-ordinate line 437800 (shown on Figure 13.1). Gecamines indicated this limit to ACMS during the site investigation.

10.2      Musonoi/Kasobantu

     The filling up of the Musonoi river valley with tailings has formed the Musonoi/Kasobantu tailings area. The resource area of the deposit runs for approximately 11.8 kilometres and ranges from 2.5 kilometres wide to less than 100 metres wide averaging on 700 metres and is on average 5.3 metres deep. It is indicated to have originally started by the leaking of tailings from the Kingamyambo dam during flooding in the area. For the purpose of this report the resource area of Musonoi/Kasobantu is defined as the portion of tailings in the Musonoi River from the road bridge south of the zinc plant to the Kasobantu dam wall in the north. Tailings in the Musonoi River between the bridge and the Kingamyambo tailings dam does not form part of the Musonoi/Kasobantu resource, nor do the tailings south of the bridge to the Kolwezi plant.

Item 11: Mineralisation

The `mineralisation' contained in these dams is the end product of the concentrator plant which processed the original ore from the mines. The material is therefore a product of technological processing, having been ground, beneficiated and deposited as tailings. Descriptions of each dam configuration and sediment types are given below.

The copper occurs predominantly as a composite of malachite and pseudo-malachite particles, which are often associated with the oxide mineral tenorite. Other copper-bearing minerals include: chalcocite, covellite and bornite. Cobalt occurs in a copper/cobalt-bearing oxide or hydroxide phase. The majority (94%) of the material consists of gangue minerals, such as quartz or mica. Iron occurs in all samples in the form of oxides and hydroxides, ranging from 0.5 to 2.5% by mass. Zinc occurs as sphalerite and the dams also contain monazite, chlorite and rutile.

11.1     Kingamyambo

     The surface of the dam was dry at the time of the site investigation with the exception of the northern corner of the western edge of the resource area. The surface expression of two waste dump areas is visible on the surface of the tailings dam. One is in the form of a rounded outcrop next to the western edge of the dam and the other has the appearance of a wall, aligned north - south approximately one third of the distance across the dam from the western edge. Drilling on Kingamyambo revealed that these waste dump areas are more extensive at depth and reduce the overall volume of tailings. These waste dumps are referred to as "remblai" by the Gecamines geological staff and their outer limits are indicated in Figure 11.1.1.

     The dam has been confined on the western half of the southern side by a retaining earth wall. Only self forming confinement appears to have been used around the rest of the dam area and tailings material has in fact leaked from the dam on the north eastern corner to form an outlying tailings area (Figure 11.1.1). This outlying area as well as the eastern wall of the dam has been deeply eroded by water.

     Some mining has taken place in the centre of the eastern wall of the dam but constitutes an insignificant portion of the dam. Mining is currently taking place on the dam but in the area west of the resource limit mentioned earlier (Figure 11.1.2).

     The actual tailings material in the dam consists of grey-brown sand, silt and silty-sand. Although the dam is stratified there is very little lithological difference between layers from top to bottom. A water table is present in the dam and runs from within two metres of the surface in the central portion to a depth of twenty metres in the eastern wall and ten metres in the northern and southern walls. The western side of the dam west of the outcropping surface dumps is relatively dry. This may have been a result of the waste dump having been used as a retaining wall during the construction of the dam. The surface area of the dam and the walls are coarser grained than the wetter, finer grained central portion. This is reflected in the drilling program with collapsing of holes being a problem in this outer, dryer and coarser grained area. These two contrasting zones in the dam are also shown statistically by different sampling data populations. A reason for the existence of these two zones could be that a cyclone technique was used in the construction of the dam.

     The in-situ soil beneath the dam consists of a moist, orange-brown to dark red brown clay often containing organic material (e.g. plant roots). An intermediate zone is often encountered between the tailings and in-situ soil in the form of a wet, orange silt or silty-clay. This zone more commonly occurs in the wetter, central area of the dam. The waste dumps or "remblai" are detected during drilling when a brown soil containing rock fragments is encountered before the expected hole depth.

     A contour plan of the original pre-tailings surface made available to ACMS by Gecamines proved useful in providing information with respect to expected hole depths. In the eastern half of the dam in-situ soil was reached generally between three and five metres lower than this expected depth. A possible explanation for this in light of the fact that the contour plan was generated from aerial survey techniques is it could be indicating a top of vegetation and anthill elevation rather than the true soil depth. In the western half of the dam due to the existence of the waste dumps the original contour depth was generally not reached.

11.2     Musonoi/Kasobantu

     Previous to this evaluation, the Y co-ordinate line 320000 (see Figure 13.2) was defined as the boundary between Musonoi and Kasobantu tailings areas with Musonoi lying to the south of this line and Kasobantu to the north. For the drilling program, resource evaluation and mine planning of the deposits there appears to be no logical reason for separating these two deposits and they are therefore considered as one.

     In contrast to Kingamyambo the Musonoi/Kasobantu deposit is extremely wet on surface as the Musonoi River is actively flowing. Only the very edges of the deposit are relatively dry and firm, whereas the remainder is extremely soft, causing extremely difficult drilling conditions. Drilling was proved possible in all areas of the deposit where surface water was relatively shallow but not in the deep-water area at the Kasobantu dam wall (Figures
     11.2.1 and 11.2.2).

     The tailings material on Musonoi/Kasobantu is the same grey-brown silt and sand as on Kingamyambo except it is on average more finely grained and much wetter. The surface encountered beneath the tailings consists of either clay soil or river gravel. The clay varies from white, grey, tan yellow, orange, brown, red or black in colour and has a variable organic component.

Item 12: Exploration

Exploration information is not relevant to this project as the tailings deposition is technogenetic in nature being the product of previous mining activities.

The site investigation the project was initiated by AMF in May of 1997 and ended in September of the same year involved the extensive drilling, sampling, surveying and density determinations on both the Kingamyambo and Musonoi/Kasobantu tailings areas. The on-site operations were carried out by Dump and Dune under supervision from MineNet and Geostokos.


Surveying on site

Verification of the existing survey control points

Co-ordinate lists were obtained from Kolwezi Mine Surveying Department with all the existing Triangulation stations in the Kolwezi area, and assistance was also provided in the locating some of the beacons.

It was clear from the co-ordinate list that the co-ordinates were based on the Lambert Conical Map Projection, but apart from that no further technical information was available on the co-ordinate system used at the start of the project. Initially checks were done by Total Station on close by survey beacons and unacceptable linear distortions were observed.

G.P.S. observations were then carried out to established a Network and the following beacons were observed with the tabulated results.


BEACONS                      WGS84               HEIGHT           LOCAL            HEIGHT            LOCAL
                           HOR DIST              DIFF             TRIG BEA         DIFF              TRIG DIST
                           MEASURED                               HOR DIST                           DIVIDED BY
                                                                  CALC.                              WGS84 DIST
----------------------------------------------------------------------------------------------------------------
Block to Long                4238.352           16.512           4235.959          16.492            0.9994353
Block to Kingamyambo         4121.794          -21.626           4119.602         -21.652            0.9994681
Block to MW911               3777.030          -36.543           3775.097         -36.499            0.9994882
Block to T26                 1900.314          -36.742           1899.252         -36.761            0.9994411
Kingamyambo to Long          1906.056           38.137           1904.918          38.144            0.9994029
Kingamyambo to T26           2323.695          -15.116           2322.512         -15.109            0.9994909
Kingamyambo to MW911         1800.504          -14.917           1799.528         -14.847            0.9994579

                                                                                    Mean factor   0.9994549

The above table shows the difference between WGS84 observed horizontal distances and the calculated distances between the trig beacons on the Lambert Conical Map Projection system as well as the difference in height between the two systems.

Accepted survey system

To obtain a true volume of the material in the two tailings dumps and due to the large area covered by these dumps, it was decided that the linear distortion on the Lambert Conical Map Projection was too excessive. The decision was then taken to use a true Engineering system with no linear distortion to obtain the actual volume of the material available. The advantage of a true Engineering system was that the grid of 100m x 100m on the ground would also be represented by 100m x 100m on plan.

Kingamyambo

A Base Line was established on the Eastern side of Kingamyambo dump between points AX and AE1 and another base line perpendicular to AX and AE1 namely AE1 to AE14. The above Base Line points were not on the drilling grid to prevent the points from being disturbed by the drilling process. A1 drilling grid point was established on the Base Line AX - AE1 at 9,043 m South of AX and N1 was 13,191 m North of AE1 to form the base for a 100m x 100m grid for the bore holes ( See plotted plan ) A base line was also set out by Total Station on the 100 m grid at B1 parallel to the line AE1 - AE14 as a checking measure in the field.

The 100m x 100m grid was then established by Total Station between the two base lines AE1-AE14 and B1-B14 with distance and angle checks in the field by closing on the third (B1-B14) base line. The Engineering bore hole grid co-ordinates was pre-calculated, placed in the field, observed, electronically booked, downloaded to the computer and calculated for final co-ordinates. Final and original calculated co-ordinates were then compared as a separate check.

On the Engineering system a setting out point AX with the following value X 439136.645, Y 313328,368 Z 1415,655 was accepted on the North East corner of Kingamyambo and the rest of the grid co-ordinates calculated at 100m horizontal intervals to form the borehole grid.

Base line checks by G.P.S.

Two of the Base Lines were checked by G.P.S. with two following results:

ENGINEERING SYSTEM                                              WGS84 SYSTEM BY G.P.S.
Base Line    Direction     Actual       Sea level         Direction          Sea level     Difference
                           Dist.        Dist.                                Dist.
-------------------------------------------------      -----------------------------------------------
AX-AE1      180-27-31      1222.234     1221.963          180-32-52          1221.957        -6 mm
A1-AE14     270-27-31      1300.003     1299.714          270-32-51          1299.708        -6 mm
AX-AE14                    1784.340     1783.944                             1783.941        -3 mm

Angle        90-00-00                                      90-00-01

Topographical survey of Kingamyambo

The Topographical Survey of Kingamyambo was carried out by mounting a Real Time G.P.S. on a vehicle. All accessible areas were traversed by vehicle taking ground elevations and recording x and y co-ordinates at the same time. The inaccessible areas by vehicle were traversed on foot and in deep valleys a DTM Survey was carried out by Total Station.

The xyz co-ordinates obtained by real Time G.P.S. was done on the WGS co-ordinate system and then transformed to the Engineering system.

All the G.P.S., Total Station and Borehole Grid xyz co-ordinates were then handed over to the Mining Engineers to create a Digital Terrain Model (3D Model with x, y and z co-ordinates) and from this model the final volumes were calculated using the Borehole final depth elevation as base and the Topographical DTM as design elevation.

Musonoi river survey

The same principal and reasoning was used for the Musonoi River Survey as for Kingamyambo and an Engineering survey system was accepted.

The point 1000L with the following value X=438938.546 Y=320303.298 Z=1354.515 situated approximately halfway along the River dump was accepted as the setting out point.

A 100m x 100m grid was then established on the Engineering system by placing the Grid points from survey stations along the River. Due to the winding nature of the River no base lines were established in this area.

The 100m x 100m grid was pre-calculated, down loaded to the Total station and placed in the field. The placed points were then observed, electronically logged, down-loaded on the computer and re-calculated and original and final co-ordinates were compared.

Control measures on river survey

In order to control the River Survey the G.P.S. Network was extended to include the following Triangulation Stations on the Lambert Conical Map Projection namely:- Kasobantu and Um15. Sixty Five percent of the survey stations used for placing the 100m x 100m grid was also surveyed by G.P.S. to form part of the control network.

A Transformation was then calculated from the WGS 84 co-ordinate system to the Engineering system with no distortion of the WGS84 co-ordinates or heights as an independent check on the survey stations used along the river.

The Survey Stations not observed by G.P.S. form part of a traverse and the closure of these lines were negligible therefore the co-ordinates were accepted without applying any corrections.

The Topographical survey of Musonoi River was carried out exactly the same as for Kingamyambo. Only the dry river banks were surveyed by Real time G.P.S. and transformed to the Musonoi Engineering system. The borehole elevation and co-ordinates were used as the topographical points on the wet river beds and due to the flatness of the area no additional survey was carried out.

Control applied for raft drilling and grab samples

The control and measurement of the raft drilling boreholes was carried out exactly as for all the other boreholes due to the depth of the water being below 1.2m.

To determine the Topography in the deeper water logged areas a rubber dingy was used and the position of the dingy was controlled by a surveyor on shore using a total station and radio communication. Once on a desired position the boat was anchored and the x, y and z co-ordinates determined by Total Station. The Elevation z was only taken to the water level and the water depth was determined by the use of a tape with a weight fastened to its end. The floor elevation was then calculated by subtracting the water depth from the water elevation.

Summary

On review of the existing local survey practice, the linear distortion on the Lambert Conical Map Projection was found to be excessive. The decision was taken to use a true Engineering system with no linear distortion. Base Line reconciliations between the engineering system and GPS (Global Positioning System) measurements were found to be accurate to within 6mm. Survey results were used to establish the volumes of the tailings dams for assessment of the total resource.

Item 13 Drilling

Fieldwork for the feasibility study was initiated in May of 1997 and ended in September of the same year. The site investigation involved the extensive drilling, sampling, surveying and density determinations on both the Kingamyambo and Musonoi/Kasobantu tailings areas.

Drilling grid

Both tailings deposits have been drilled using spiral augers, on an initial standard grid of 100 x 100 metres aligned orthogonally in a North-South direction. This is the drilling grid that was confirmed on an initial pre-feasibility site visit in consultation with Dr Isobel Clark.

On Kingamyambo this drilling grid was maintained over the entire area of the dam. A re-drilling phase close to original drill sites and in-fill drilling half way between original drill hole locations followed up this initial drilling. The purpose of the second phase of drilling was to better define the basal surface of the tailings dam and was targeted in areas where the original drill holes had not reached in-situ soil beneath the dam. Figure 13.1 shows the drill hole locations on the Kingamyambo tailings dam.

On the Musonoi/Kasobantu tailings area the initial grid was maintained wherever physically possible. The grid had to be reduced and made irregular in the narrow upstream portion of the Musonoi area. In the submerged, deep-water portion of Kasobantu next to the dam wall no drilling was possible with the exception of one traverse across its southerly end. Although no drilling took place in this deep-water area, water depths were measured using a plum bobbing technique from a canoe on a regular grid of 200 x200 metres reduced to 100 x 100 metres closer to the dam wall. Relatively little re-drilling took place on Musonoi/Kasobantu as this tailings area is relatively thin and the basal surface was more easily achieved. Re-drilling only took place here in instances where original holes had to be abandoned due to equipment problems. Figure 13.2 shows the Musonoi/Kasobantu tailings area with its associated drilling grid.

Dr Isobel Clark recommended additional L-shaped drilling on both deposits during her site visit. These consisted of in-fill drill holes at 20 metre intervals between three original 100 metre grid holes in an L shaped pattern and are shown on the drilling grid figures. On Kingamyambo two of these L-shaped in-fill drilling grids were completed and three on Musonoi/Kasobantu. The purpose of the L-shaped drilling is to determine the short-range variability of the data on a less than 100-metre grid spacing. This allows for proper investigations to be performed on the geostatistical range of influence inherent in the metal grades of the deposits.

Surveying

All original drill hole locations and in-fill drill hole locations were surveyed out and clearly marked for drilling. The location of re-drilling was sited manually five metres north of the original drill hole position. If a hole was re-drilled twice the second re-drill was sited ten metres west of the original position.

Detailed surface surveying was also undertaken on Kingamyambo in order to determine the outer limit of tailings and surface topography, to be used in the geological modelling of the deposit. On the Musonoi/Kasobantu tailings area the outer limit of tailings was accurately surveyed but limited surface surveying was done on the dam due to its large extent and relative flatness. The drill hole collar positions and only limited surface surveying in selected, irregular areas was considered sufficient to define the upper surface here.

The drill hole locations and surface survey points were obtained from the survey contractor in digital X, Y and elevation form.

Drill hole sample logging

Sampling methods are described in detail (as required) in Item 14. Samples recovered from the drilling process were stored in plastic bags and packed in an orderly fashion next to the completed hole with the first and uppermost sample lying closest to the hole. The contents of each bag representing a 1.5 metre in-situ sample of tailings was inspected by the geologist and logged according to its ticket number, sample number, colour, grain size and relative moisture content. Drill hole identifier, final drill hole depth, date drilled and hole termination were also recorded for each hole. Drill hole termination was classified according to three categories :

       Soil - holes in which the last sample revealed in-situ soil.

       Collapse - holes which were abandoned when a new uncontaminated 1.5 metre sample could not be obtained due to collapse of material into the hole and the drill rod could not be returned to its previous position.

       Refusal - holes which were unable to penetrate further into the dam due to excessive resistance, which the drilling equipment could not overcome. Foreign material (e.g. wood, stones and rubber) might be seen in the last sample but no in-situ soil.

Hole termination was determined by examination of the last sample recovered as well as historic information revealed at the time of drilling and obtained from the drilling contractors.

In the case of drill holes where the last sample recovered in-situ soil, the soil portion of the sample was bagged separately from the tailings to be assayed separately. This procedure was not implemented from the start of the drilling program where initially the soil and tailings of the last sample were combined.

Summary

Drilling on the two tailings dumps was carried out using spiral augers, which are particularly suited to loosely packed wet coarse material. Dump and Dune Drilling are specialists in the sampling of such material. Close supervision was used at all stages of drilling to ensure that cores were as complete as possible and accurately logged. It is this author's opinion that the samples are fully representative of the material in the dumps at the locations drilled. No concerns are felt as to possible biasses introduced by the drilling process.

Drilling results were used to determine the geometry of the tailings dumps as well as the mineralogical components of the drilled samples.

Item 14: Sampling Method and Approach

14.1 Sampling Methods

Samples were transported by vehicle to a sample preparation centre on a daily or twice daily basis depending on the rate of drilling. A high degree of sample integrity was maintained at all times by constant supervision and inspection of drilling sites by all supervisory personnel involved in the drilling program.

Drilling Grid.

Drill hole spacing was at 100 by 100 metres for Kingamyambo.

The original grid for Kasobuanto and Musonoi deposits was at 100 x 75 metres. In certain large open areas this is considered too large whilst in other areas such a grid would give no coverage at all. The spacing will therefore be evaluated on a continuous basis through the drilling programme dependent on the size of the areas to be drilled.

Drilling in Dry Tailings.

Portable power auger equipment was used for the drilling and sample extraction. A 50mm nominal bore rotating core barrel, in which a spiral auger rotates, is advanced into the tailings. The core barrel and auger were driven by a hand held hydraulic motor, powered from a petrol engine driven hydraulic pump. This method ensures that contamination of the sample is minimised. Because the drilling is performed dry and under relatively stable conditions no backmixing of the samples or chemical alteration of the elements in the sample can occur. The problems traditionally encountered with drilling into mud were thus eliminated.

Definition of Hole Termination.

     o Refusal: the drill stopped on a foreign object such as rubber, wood, overburden dumps or unexplainable material. The refusal is not caused by collapsing or any other operational cause. In this case the hole may be re drilled, it would depend on the achieved depth as to whether it was re drilled immediately or included in a re drilling programme at a later date. In the Kingamyambo tailings dam, 50 out of a total of 224 drillholes (20.5%) were terminated as `refusals'. In respect of the Musonoi/Kasobantu tailings dam, 249 refusal holes out of a total of 934 represent a rate of 26.6%. The impact of these holes on tonnage was controlled using a technique of extrapolation between those holes ending in in-situ soil or waste dump and by placing the base of the tailings below the holes which terminated in the collapsed or `refusal' categories. In the deep water area of the

          Musonoi/Kasobantu tailings dam, original contour information was used to help extrapolate the base of the tailings position.

     o Soil: Termination of the hole at a change in sample type i.e. Red Soil, Coloured Material, Organic Substance. The material revealed in the auger sample will determine whether the hole qualifies for the definition "Soil" as in this category. When a mixture of soil and slimes is encountered drilling continued through the material as far as possible.

     o Collapse: This is when the drill hole cannot be continued because the rods cannot be returned to their previous position. Attempts would have been made to penetrate the material that was preventing the resumption of the previous position by forcing the rod down. Alternatively it may be required to drill the hole through the material to the required depth ( any sample recovered in this process must be discarded) and then resume the sampling procedure bagging only the new samples. If a drill hole collapsed, the auger rig was moved and the drillhole was repeated using the standard method but with casing to ensure sample recovery and minimise contamination.

     o Intermediate: This category is the zone between the earlier deposited tailings and the original soil, it is in tailings material but indicates proximity to the soil. It is sampled and processed in the usual way.

Drilling Method.

The drill extension rods and spiral augers (core barrels) were in 3 lengths , namely 1.5 m, 3.0 m and 4.5 m. This allows samples to be extracted in 1.5 m intervals. A typical cycle would be:

     o    First use the 1.5 m spiral auger
     o    Then use the 3.0 m spiral auger
     o    Then use the 4.5 m spiral auger
     o    Then use the 4.5 m spiral auger plus 1.5 m extension
     o    Then use the 4.5 m spiral auger plus 3.0 m extension
     o    Then use the 4.5 m spiral auger plus 4.5 m extension
     o Then use the 4.5 m spiral auger plus 4.5 m extension plus 1.5 m extension and so on until the bottom of the hole is reached. The hole is thus only advanced by 1.5 m intervals per sample collection.

The 50mm nominal bore drill rod produces approximately 2-3-kg of sample per metre drilled. Samples were drawn in1.5 m increments which will result in between 4 and 4.5 kg per required increment.

A 4.5 m length of auger spiral is used because the sample `expands' i.e. 1.5 m sample is expanded into approximately 3 to 3.5 m, because of the volume of the spiral (the physical volume of the centre steel rod and the volume of the spirals themselves).
Thus when the first 1.5 m increment is drilled, it is done in 2 to 3 stages, because the 1.5 m increment cannot `fit' into the 1.5 m long core barrel. So the
1.5 m sample increment is always `spread' over 3 or 4 m in the 4.5 m spiral.

Drilling in Wet Tailings.

The Kasobantu and the Musonoi tailings are deposited in the river over some 12 km. They are extremely wet in places, particularly near the pond at the retaining wall and near the existing river course. It seems that the tailings resource is relatively shallow (up to 15 or 20 m deep). Some of the tailings are below the water level (submerged).

On occasion it was necessary to case some of the holes with a removable casing and then using its modified `foot valve' sample recovery probe to extract sample if the material is too wet to remain inside the spiral auger core barrel. The Contractor has successfully used this technique on operating slimes dams in South Africa to recover samples from a depth of 40 metres, with a moisture content of 50% (relative density 1.5 T/m3). The only disadvantage is a somewhat slower drilling rate.

>> Drilling Method: wherever possible the dry drilling method as described above was used. If this method proved unsuitable the following alternatives were employed.

>> Drilling Platform: to drill through water, up to say 0.6 m deep, scaffolding was used to form a platform provided that the surface was not too soft and could be walked on.

>> Drilling Raft: if the water was deeper, a raft could be used with suitable anchors. In the above circumstances casing and the modified foot valve was used to achieve core recovery. Otherwise drilling rods were used in the same manner as in the dry method. Where casing is required a scaffolding is used to recover it from the hole after completion.

Discussion of sample quality

It is this author's opinion that the samples are fully representative of the material in the dumps at the locations drilled. No concerns are felt as to possible biasses introduced by the drilling process.

Grab samples were used in the section of Musonoi where the water was too deep to drill effectively. This area is close to the southern end of the dump, up against the dam. It is not felt that these samples are of equal accuracy to those produced by drilling. Two concerns are present:

     o that the grab samples only reflect material on the bed of the river, no within the tailings at that location;

     o location of the grab samples is less certain than surveyed drilling locations.

No studies were undertaken to compare grab samples to other sampling methods. Areas sampled using grab sampling have been included in the resource calculation as `indicated' (not measured) even though the sampling density is equivalent to that of the drilled areas.

14.2 Sampling results

The following list includes location and length for all drilled sample intersections, with accompanying copper (%) and cobalt (ppm) values.

14.2.1 Kingamyambo, 2952 core intersections

             X co-ord    Y co-ord    Z co-ord      CU           CO
             438226.8    312113.4     1409.45     1.83        3829.0
             438226.8    312113.4     1407.95     2.1         5294.0
             438226.8    312113.4     1406.45     1.26        3513.0
             438226.8    312113.4     1404.95     1.08        2693.0
             438226.8    312113.4     1403.45     0.92        2440.0
             438226.8    312113.4     1401.95     1.53        4177.0
             438226.8    312113.4     1400.45     0.7         2396.0
             438126.8    312114.3     1408.81     1.15        2742.0
             438126.8    312114.3     1407.31     2.76        1916.0
             438126.8    312114.3     1405.81     1.96        2867.0
             438126.8    312114.3     1404.31     1.29        3000.0
             438126.8    312114.3     1402.81     1.67        4512.0
             438126.8    312114.3     1401.31     1.82        3248.0
             438126.8    312114.3     1399.81     1.38        3493.0
             438126.8    312114.3     1398.31     1.46        3027.0
             438126.8    312114.3     1396.81     1.32        2266.0
             437926.8    312115.8     1408.25     1.34        1982.0
             437926.8    312115.8     1406.75     0.94        1643.0
             437926.8    312115.8     1405.25     1.37        2424.0
             437926.8    312115.8     1403.75     0.88        2346.0
             437926.8    312115.8     1402.25     0.87        2496.0
             437926.8    312115.8     1400.75     0.82        2417.0
             437926.8    312115.8     1399.25     1.57        4331.0
             437926.8    312115.8     1397.75     1.27        3657.0
             437926.8    312115.8     1396.25     2.1         5626.0
             437926.8    312115.8     1394.75     1.95        5360.0
             437926.8    312115.8     1393.25     0.69        2670.0
             437926.8    312115.8     1391.75     2.03        5262.0
             437926.8    312115.8     1390.25     1.52        3915.0
             439136.6    313319.3     1416.2      2.08        4037.0
             439136.6    313319.3     1414.7      2.02        4447.0
             439136.6    313319.3     1413.2      1.15        3228.0
             439136.6    313319.3     1411.7      1.59        4098.0
             439136.6    313319.3     1410.2      1.59        5711.0
             439136.6    313319.3     1408.7      1.41        3308.0
             439136.6    313319.3     1407.2      1.14        2552.0
             439136.6    313319.3     1405.7      0.85        2670.0
             439136.6    313319.3     1404.2      1.1         3830.0
             439136.6    313319.3     1402.7      1.25        4922.0
             439136.6    313319.3     1401.2      1.06        3745.0
             439136.6    313319.3     1399.7      0.93        3333.0
             439136.6    313319.3     1398.2      1.12        3801.0
             439136.6    313319.3     1396.7      1.21        2042.0
             439136.6    313319.3     1395.2      0.85        2422.0
             439136.6    313319.3     1393.7      1.03        3095.0
             439136.6    313319.3     1392.2      1.77        3598.0
             439136.6    313319.3     1390.7      0.72        1571.0
             439136.6    313319.3     1389.2      1.13        3301.0
             439036.6    313320.1     1415.54     3.07        5558.0
             439036.6    313320.1     1414.04     2.37        4352.0
             439036.6    313320.1     1412.54     2.56        5312.0
             439036.6    313320.1     1411.04     2.03        4984.0
             439036.6    313320.1     1409.54     1.9         4146.0
             439036.6    313320.1     1408.04     1.45        1906.0
             439036.6    313320.1     1406.54     1.18        2936.0
             439036.6    313320.1     1405.04     0.88        2405.0
             439036.6    313320.1     1403.54     1.04        2194.0
             439036.6    313320.1     1402.04     1.02        3840.0
             439036.6    313320.1     1400.54     0.92        4056.0
             439036.6    313320.1     1399.04     1.21        5126.0
             439036.6    313320.1     1397.54     0.94        4416.0

             439036.6    313320.1     1396.04     1.2         4821.0
             439036.6    313320.1     1394.54     0.96        4110.0
             439036.6    313320.1     1393.04     1.41        4464.0
             439016.6    313320.1     1415.54     2.1         4880.0
             439016.6    313320.1     1414.04     1.83        3724.0
             439016.6    313320.1     1412.54     2.44        5418.0
             439016.6    313320.1     1411.04     1.7         4688.0
             439016.6    313320.1     1409.54     1.63        4185.0
             439016.6    313320.1     1408.04     1.46        2333.0
             439016.6    313320.1     1406.54     1.19        2933.0
             439016.6    313320.1     1405.04     0.87        2214.0
             439016.6    313320.1     1403.54     1.1         2522.0
             439016.6    313320.1     1402.04     0.91        3238.0
             439016.6    313320.1     1400.54     0.8         3288.0
             439016.6    313320.1     1399.04     1.18        4824.0
             439016.6    313320.1     1397.54     1.14        4993.0
             439016.6    313320.1     1396.04     1.48        5245.0
             439016.6    313320.1     1394.54     2.12        4597.0
             439016.6    313320.1     1393.04     0.62        1457.0
             438996.6    313320.1     1415.54     2.2         4636.0
             438996.6    313320.1     1414.04     2.51        4597.0
             438996.6    313320.1     1412.54     1.89        4743.0
             438996.6    313320.1     1411.04     1.89        4699.0
             438996.6    313320.1     1409.54     1.24        3224.0
             438996.6    313320.1     1408.04     1.68        2628.0
             438996.6    313320.1     1406.54     1.02        2373.0
             438996.6    313320.1     1405.04     0.9         2190.0
             438996.6    313320.1     1403.54     1.17        3133.0
             438996.6    313320.1     1402.04     1.16        3330.0
             438996.6    313320.1     1400.54     0.92        3212.0
             438996.6    313320.1     1399.04     1.2         4644.0
             438996.6    313320.1     1397.54     0.99        3832.0
             438996.6    313320.1     1396.04     1.14        4752.0
             438996.6    313320.1     1394.54     1.53        3756.0
             438996.6    313320.1     1393.04     0.78        2327.0
             438976.6    313320.1     1415.54     1.87        4055.0
             438976.6    313320.1     1414.04     1.78        4647.0
             438976.6    313320.1     1412.54     1.49        3825.0
             438976.6    313320.1     1411.04     1.9         4192.0
             438976.6    313320.1     1409.54     1.26        3103.0
             438976.6    313320.1     1408.04     1.67        2886.0
             438976.6    313320.1     1406.54     0.84        2142.0
             438976.6    313320.1     1405.04     0.86        2178.0
             438976.6    313320.1     1403.54     1.37        3973.0
             438976.6    313320.1     1402.04     1.58        4492.0
             438976.6    313320.1     1400.54     2.25        6915.0
             438976.6    313320.1     1399.04     1.22        3601.0
             438976.6    313320.1     1397.54     1.12        4837.0
             438976.6    313320.1     1396.04     1.52        5339.0
             438976.6    313320.1     1394.54     1.26        3610.0
             438976.6    313320.1     1393.04     1.2         3101.0
             438956.6    313320.1     1415.54     1.79        4625.0
             438956.6    313320.1     1414.04     2.53        5904.0
             438956.6    313320.1     1412.54     2.11        5274.0
             438956.6    313320.1     1411.04     1.64        4058.0
             438956.6    313320.1     1409.54     1.4         3181.0
             438956.6    313320.1     1408.04     1.55        3271.0
             438956.6    313320.1     1406.54     1.18        2857.0
             438956.6    313320.1     1405.04     0.96        2230.0
             438956.6    313320.1     1403.54     1.06        3345.0
             438956.6    313320.1     1402.04     1.8         4715.0
             438956.6    313320.1     1415.54     2.45        6187.0

             438956.6    313320.1     1414.04     1.68        6261.0
             438956.6    313320.1     1412.54     2.23        5956.0
             438956.6    313320.1     1411.04     1.78        3993.0
             438956.6    313320.1     1409.54     1.59        3586.0
             438956.6    313320.1     1408.04     1.73        3402.0
             438956.6    313320.1     1406.54     1.33        3357.0
             438956.6    313320.1     1405.04     1.4         3167.0
             438956.6    313320.1     1403.54     1.55        4801.0
             438956.6    313320.1     1402.04     1.59        4381.0
             438956.6    313320.1     1400.54     2.08        5670.0
             438956.6    313320.1     1399.04     1.37        4853.0
             438956.6    313320.1     1397.54     1.3         5704.0
             438956.6    313320.1     1396.04     1.62        5616.0
             438956.6    313320.1     1394.54     1.51        4728.0
             438956.6    313320.1     1393.04     1.82        2711.0
             438936.6    313320.9     1416.2      2.3         4249.0
             438936.6    313320.9     1414.7      2.34        5904.0
             438936.6    313320.9     1413.2      2.33        4936.0
             438936.6    313320.9     1411.7      1.55        3497.0
             438936.6    313320.9     1410.2      1.8         4058.0
             438936.6    313320.9     1408.7      1.52        3405.0
             438936.6    313320.9     1407.2      1.41        2940.0
             438936.6    313320.9     1405.7      1.19        2547.0
             438936.6    313320.9     1404.2      1.2         2989.0
             438936.6    313320.9     1402.7      1.32        3863.0
             438936.6    313320.9     1401.2      1.1         3583.0
             438936.6    313320.9     1399.7      1.17        3991.0
             438936.6    313320.9     1398.2      1.24        4637.0
             438936.6    313320.9     1396.7      1.58        5045.0
             438936.6    313320.9     1395.2      1.47        4644.0
             438936.6    313300.9     1416.2      2.03        4126.0
             438936.6    313300.9     1414.7      2.07        5407.0
             438936.6    313300.9     1413.2      2.04        4515.0
             438936.6    313300.9     1411.7      1.69        4181.0
             438936.6    313300.9     1410.2      1.2         3127.0
             438936.6    313300.9     1408.7      1.18        2638.0
             438936.6    313300.9     1407.2      0.85        2168.0
             438936.6    313300.9     1405.7      0.94        2658.0
             438936.6    313300.9     1404.2      1.2         3817.0
             438936.6    313300.9     1402.7      1.41        4019.0
             438936.6    313300.9     1401.2      1.33        4860.0
             438936.6    313300.9     1399.7      0.93        3462.0
             438936.6    313300.9     1398.2      0.96        4132.0
             438936.6    313300.9     1396.7      1.31        4570.0
             438936.6    313300.9     1395.2      0.77        2323.0
             438936.6    313280.9     1416.2      1.75        3909.0
             438936.6    313280.9     1414.7      1.67        4189.0
             438936.6    313280.9     1413.2      1.4         4186.0
             438936.6    313280.9     1411.7      1.24        3533.0
             438936.6    313280.9     1410.2      1.09        2862.0
             438936.6    313280.9     1408.7      0.86        2024.0
             438936.6    313280.9     1407.2      1.15        3285.0
             438936.6    313280.9     1405.7      1.1         2983.0
             438936.6    313280.9     1404.2      1.98        3066.0
             438936.6    313280.9     1402.7      0.85        3370.0
             438936.6    313280.9     1401.2      1.15        4676.0
             438936.6    313280.9     1399.7      1.16        4430.0
             438936.6    313280.9     1398.2      0.95        4525.0
             438936.6    313280.9     1396.7      1.58        4170.0
             438936.6    313260.9     1416.2      1.42        3156.0
             438936.6    313260.9     1414.7      1.3         3558.0
             438936.6    313260.9     1413.2      1.3         3498.0

             438936.6    313260.9     1411.7      0.74        2329.0
             438936.6    313260.9     1410.2      1.08        2580.0
             438936.6    313260.9     1408.7      0.89        2307.0
             438936.6    313260.9     1407.2      1.18        3085.0
             438936.6    313260.9     1405.7      1.11        2609.0
             438936.6    313260.9     1404.2      1.18        3456.0
             438936.6    313260.9     1402.7      1.01        3525.0
             438936.6    313260.9     1401.2      1.06        3163.0
             438936.6    313260.9     1399.7      0.84        2589.0
             438936.6    313260.9     1398.2      0.74        3741.0
             438936.6    313260.9     1396.7      0.87        3625.0
             438936.6    313260.9     1395.2      0.57        1673.0
             438936.6    313240.9     1416.2      1.23        2943.0
             438936.6    313240.9     1414.7      1.01        3082.0
             438936.6    313240.9     1413.2      0.96        3013.0
             438936.6    313240.9     1411.7      0.85        2649.0
             438936.6    313240.9     1410.2      0.9         2279.0
             438936.6    313240.9     1408.7      0.92        2476.0
             438936.6    313240.9     1407.2      0.95        2395.0
             438936.6    313240.9     1405.7      1.1         2719.0
             438936.6    313240.9     1404.2      0.93        2740.0
             438936.6    313240.9     1402.7      0.97        3638.0
             438936.6    313240.9     1401.2      0.82        2205.0
             438936.6    313240.9     1399.7      0.73        2542.0
             438936.6    313240.9     1398.2      0.5         2105.0
             438936.6    313240.9     1396.7      0.87        4318.0
             438936.6    313240.9     1395.2      0.98        3097.0
             438836.6    313321.7     1415.44     2.65        4083.0
             438836.6    313321.7     1413.94     2.14        3949.0
             438836.6    313321.7     1412.44     1.63        3972.0
             438836.6    313321.7     1410.94     1.71        4632.0
             438836.6    313321.7     1409.44     1.36        3852.0
             438836.6    313321.7     1407.94     1.6         2548.0
             438836.6    313321.7     1406.44     1.26        2652.0
             438836.6    313321.7     1404.94     1.35        3165.0
             438836.6    313321.7     1403.44     1.51        4391.0
             438836.6    313321.7     1401.94     1.74        5684.0
             438836.6    313321.7     1400.44     1.09        4304.0
             438836.6    313321.7     1398.94     1.26        4644.0
             438836.6    313321.7     1397.44     1.47        4441.0
             438836.6    313321.7     1395.94     0.71        2210.0
             438736.6    313322.5     1414.76     1.55        3517.0
             438736.6    313322.5     1413.26     3.57        6935.0
             438736.6    313322.5     1411.76     2.15        6006.0
             438736.6    313322.5     1410.26     2.17        4406.0
             438736.6    313322.5     1408.76     1.81        2694.0
             438736.6    313322.5     1407.26     1.7         4056.0
             438736.6    313322.5     1405.76     1.61        3339.0
             438736.6    313322.5     1404.26     1.65        2253.0
             438736.6    313322.5     1402.76     1.38        4205.0
             438736.6    313322.5     1401.26     0.94        1953.0
             438636.6    313323.3     1413.82     3.94        5776.0
             438636.6    313323.3     1412.32     2.75        6086.0
             438636.6    313323.3     1410.82     2.21        4592.0
             438636.6    313323.3     1409.32     1.97        5602.0
             438636.6    313323.3     1407.82     2.05        4463.0
             438636.6    313323.3     1406.32     2.21        6326.0
             438636.6    313323.3     1404.82     1.15        2398.0
             438636.6    313323.3     1403.32     1.19        2500.0
             438636.6    313323.3     1401.82     1.23        3036.0
             438636.6    313323.3     1400.32     0.12        482.0
             438452.8    313224.8     1412.69     2.51        5088.0

             438452.8    313224.8     1411.19     2.18        4653.0
             438452.8    313224.8     1409.69     1.38        3424.0
             438452.8    313224.8     1408.19     1.51        3581.0
             438452.8    313224.8     1406.69     1.69        4201.0
             439135.8    313219.3     1417.06     1.93        2917.0
             439135.8    313219.3     1415.56     2.37        3998.0
             439135.8    313219.3     1414.06     1.52        2987.0
             439135.8    313219.3     1412.56     2.27        6979.0
             439135.8    313219.3     1411.06     2.02        4405.0
             439135.8    313219.3     1409.56     1.73        3914.0
             439135.8    313219.3     1408.06     1.3         3124.0
             439135.8    313219.3     1406.56     1.38        2776.0
             439135.8    313219.3     1405.06     1.0         2752.0
             439135.8    313219.3     1403.56     1.14        2726.0
             439135.8    313219.3     1402.06     1.32        3293.0
             439135.8    313219.3     1400.56     1.14        2819.0
             439135.8    313219.3     1399.06     0.81        2701.0
             439135.8    313219.3     1397.56     1.05        2787.0
             439135.8    313219.3     1396.06     0.76        2864.0
             439135.8    313219.3     1394.56     1.15        2050.0
             439035.8    313220.2     1414.22     1.29        3202.0
             439035.8    313220.2     1412.72     1.3         3093.0
             439035.8    313220.2     1411.22     1.35        4648.0
             439035.8    313220.2     1409.72     1.11        3127.0
             439035.8    313220.2     1408.22     1.1         3169.0
             439035.8    313220.2     1406.72     0.93        2214.0
             439035.8    313220.2     1405.22     1.84        3434.0
             439035.8    313220.2     1403.72     1.63        3815.0
             439035.8    313220.2     1402.22     1.08        3399.0
             439035.8    313220.2     1400.72     0.81        3104.0
             439035.8    313220.2     1399.22     0.88        2898.0
             439035.8    313220.2     1397.72     0.77        3055.0
             439035.8    313220.2     1396.22     0.68        2671.0
             439035.8    313220.2     1394.72     1.02        3426.0
             439035.8    313220.2     1393.22     1.56        4278.0
             439035.8    313220.2     1391.72     1.55        3897.0
             439035.8    313220.2     1390.22     0.74        1472.0
             438935.8    313220.9     1412.63     1.08        2605.0
             438935.8    313220.9     1411.13     1.06        3109.0
             438935.8    313220.9     1409.63     0.96        2898.0
             438935.8    313220.9     1408.13     0.96        2661.0
             438935.8    313220.9     1406.63     0.9         2337.0
             438935.8    313220.9     1405.13     1.02        2861.0
             438935.8    313220.9     1403.63     1.19        2513.0
             438935.8    313220.9     1402.13     1.23        2840.0
             438935.8    313220.9     1400.63     1.03        2943.0
             438935.8    313220.9     1399.13     0.93        3049.0
             438935.8    313220.9     1397.63     0.86        2492.0
             438935.8    313220.9     1396.13     0.98        2444.0
             438935.8    313220.9     1394.63     0.85        2948.0
             438935.8    313220.9     1393.13     1.25        2987.0
             438835.8    313221.7     1412.2      1.49        3253.0
             438835.8    313221.7     1410.7      1.23        3352.0
             438835.8    313221.7     1409.2      1.31        2999.0
             438835.8    313221.7     1407.7      1.3         2829.0
             438835.8    313221.7     1406.2      0.99        2780.0
             438835.8    313221.7     1404.7      1.14        2791.0
             438835.8    313221.7     1403.2      1.07        2635.0
             438835.8    313221.7     1401.7      1.2         3034.0
             438835.8    313221.7     1400.2      0.91        2504.0
             438835.8    313221.7     1398.7      0.72        3229.0
             438835.8    313221.7     1397.2      0.73        3684.0

             438835.8    313221.7     1395.7      0.7         3254.0
             438735.8    313222.5     1411.41     1.35        4023.0
             438735.8    313222.5     1409.91     1.09        3319.0
             438735.8    313222.5     1408.41     1.1         2995.0
             438735.8    313222.5     1406.91     1.14        2697.0
             438735.8    313222.5     1405.41     0.95        3231.0
             438735.8    313222.5     1403.91     1.07        2628.0
             438735.8    313222.5     1402.41     0.98        2563.0
             438735.8    313222.5     1400.91     1.12        2854.0
             438735.8    313222.5     1399.41     0.86        2324.0
             438735.8    313222.5     1397.91     0.81        2476.0
             438735.8    313222.5     1396.41     0.91        2779.0
             438735.8    313222.5     1394.91     0.36        1079.0
             438635.8    313223.3     1412.24     1.56        3003.0
             438635.8    313223.3     1410.74     1.34        4062.0
             438635.8    313223.3     1409.24     1.11        2741.0
             438635.8    313223.3     1407.74     0.98        2974.0
             438635.8    313223.3     1406.24     1.08        3178.0
             438635.8    313223.3     1404.74     1.04        3503.0
             438635.8    313223.3     1403.24     1.04        3074.0
             438635.8    313223.3     1401.74     1.78        4390.0
             438635.8    313223.3     1400.24     1.51        4768.0
             438635.8    313223.3     1398.74     0.79        3007.0
             438535.8    313224.1     1413.24     2.47        3357.0
             438535.8    313224.1     1411.74     1.52        3105.0
             438535.8    313224.1     1410.24     1.39        2987.0
             438535.8    313224.1     1408.74     1.39        3981.0
             438535.8    313224.1     1407.24     1.21        3498.0
             438535.8    313224.1     1405.74     1.06        3350.0
             438535.8    313224.1     1404.24     1.56        3917.0
             438535.8    313224.1     1402.74     1.51        3723.0
             438335.5    313196.6     1411.64     1.28        2562.0
             438335.5    313196.6     1411.64     1.28        2562.0
             439135.0    313119.3     1417.05     2.75        5019.0
             439135.0    313119.3     1415.55     2.78        4592.0
             439135.0    313119.3     1414.05     2.57        4699.0
             439135.0    313119.3     1412.55     1.76        4548.0
             439135.0    313119.3     1411.05     2.03        4098.0
             439135.0    313119.3     1409.55     1.86        5579.0
             439135.0    313119.3     1408.05     1.87        5146.0
             439135.0    313119.3     1406.55     1.47        3434.0
             439135.0    313119.3     1405.05     1.93        3273.0
             439135.0    313119.3     1403.55     2.09        5128.0
             439135.0    313119.3     1402.05     2.08        3933.0
             439135.0    313119.3     1400.55     1.86        4011.0
             439135.0    313119.3     1399.05     1.19        3409.0
             439135.0    313119.3     1397.55     0.98        3637.0
             439135.0    313119.3     1396.05     0.82        2930.0
             439135.0    313119.3     1394.55     0.86        3207.0
             439135.0    313119.3     1393.05     1.24        2703.0
             439135.0    313119.3     1391.55     1.22        2225.0
             439135.0    313119.3     1390.05     1.28        2426.0
             439035.0    313120.1     1414.13     1.52        2680.0
             439035.0    313120.1     1412.63     1.48        2767.0
             439035.0    313120.1     1411.13     1.17        3096.0
             439035.0    313120.1     1409.63     1.11        3121.0
             439035.0    313120.1     1408.13     1.12        2773.0
             439035.0    313120.1     1406.63     1.12        2058.0
             439035.0    313120.1     1405.13     1.71        3084.0
             439035.0    313120.1     1403.63     1.76        3397.0
             439035.0    313120.1     1402.13     1.47        3519.0
             439035.0    313120.1     1400.63     1.08        3028.0

             439035.0    313120.1     1399.13     0.86        2557.0
             439035.0    313120.1     1397.63     0.86        2731.0
             439035.0    313120.1     1396.13     0.96        2753.0
             439035.0    313125.1     1414.13     1.69        3039.0
             439035.0    313125.1     1412.63     1.39        3061.0
             439035.0    313125.1     1411.13     1.67        3767.0
             439035.0    313125.1     1409.63     1.03        2704.0
             439035.0    313125.1     1408.13     1.63        2931.0
             439035.0    313125.1     1406.63     0.99        2271.0
             439035.0    313125.1     1405.13     1.04        3127.0
             439035.0    313125.1     1403.63     1.2         3336.0
             439035.0    313125.1     1402.13     1.62        4097.0
             439035.0    313125.1     1400.63     1.22        3115.0
             439035.0    313125.1     1399.13     0.98        3370.0
             439035.0    313125.1     1397.63     0.87        2922.0
             439035.0    313125.1     1396.13     1.03        3238.0
             439035.0    313125.1     1394.63     0.78        2603.0
             439035.0    313125.1     1393.13     0.79        2671.0
             439035.0    313125.1     1391.63     0.95        2712.0
             439035.0    313125.1     1390.13     1.34        3277.0
             439035.0    313125.1     1388.63     2.21        4080.0
             438935.0    313120.9     1411.69     1.02        2581.0
             438935.0    313120.9     1410.19     1.0         3314.0
             438935.0    313120.9     1408.69     0.97        2752.0
             438935.0    313120.9     1407.19     1.01        2802.0
             438935.0    313120.9     1405.69     1.12        2892.0
             438935.0    313120.9     1404.19     1.0         2117.0
             438935.0    313120.9     1402.69     1.32        3603.0
             438935.0    313120.9     1401.19     1.32        3494.0
             438935.0    313120.9     1399.69     1.03        3076.0
             438935.0    313120.9     1398.19     0.78        2630.0
             438935.0    313120.9     1396.69     0.59        2622.0
             438935.0    313120.9     1395.19     0.71        2668.0
             438935.0    313120.9     1393.69     0.85        3966.0
             438935.0    313120.9     1392.19     0.9         3341.0
             438835.0    313121.7     1410.81     0.94        2808.0
             438835.0    313121.7     1409.31     0.82        2882.0
             438835.0    313121.7     1407.81     0.93        3015.0
             438835.0    313121.7     1406.31     0.94        2431.0
             438835.0    313121.7     1404.81     0.98        2630.0
             438835.0    313121.7     1403.31     0.85        2263.0
             438835.0    313121.7     1401.81     1.1         2767.0
             438835.0    313121.7     1400.31     0.97        2757.0
             438835.0    313121.7     1398.81     0.8         2207.0
             438835.0    313121.7     1397.31     0.6         2097.0
             438835.0    313121.7     1395.81     1.31        3791.0
             438835.0    313121.7     1394.31     0.72        2969.0
             438735.0    313122.5     1410.24     0.94        2827.0
             438735.0    313122.5     1408.74     0.96        3059.0
             438735.0    313122.5     1407.24     1.17        3212.0
             438735.0    313122.5     1405.74     0.87        2433.0
             438735.0    313122.5     1404.24     0.93        2583.0
             438735.0    313122.5     1402.74     0.91        2707.0
             438735.0    313122.5     1401.24     0.9         2919.0
             438735.0    313122.5     1399.74     0.89        2650.0
             438735.0    313122.5     1398.24     0.82        2407.0
             438735.0    313122.5     1396.74     1.01        2728.0
             438735.0    313122.5     1395.24     1.68        4959.0
             438735.0    313122.5     1393.74     0.48        1316.0
             438635.0    313123.3     1410.21     1.02        2711.0
             438635.0    313123.3     1408.71     1.0         2671.0
             438635.0    313123.3     1407.21     0.93        3248.0

             438635.0    313123.3     1405.71     0.82        2071.0
             438635.0    313123.3     1404.21     1.18        3676.0
             438635.0    313123.3     1402.71     1.03        2960.0
             438635.0    313123.3     1401.21     1.07        2875.0
             438635.0    313123.3     1399.71     0.83        2455.0
             438635.0    313123.3     1398.21     0.74        2075.0
             438635.0    313123.3     1396.71     1.3         3727.0
             438635.0    313123.3     1395.21     1.39        3895.0
             438534.9    313124.1     1410.62     1.22        3066.0
             438534.9    313124.1     1409.12     1.05        2909.0
             438534.9    313124.1     1407.62     1.1         3180.0
             438534.9    313124.1     1406.12     0.5         1342.0
             438435.1    313124.9     1411.78     2.7         4572.0
             438435.1    313124.9     1410.28     2.31        4552.0
             438435.1    313124.9     1408.78     1.32        3348.0
             438435.1    313124.9     1407.28     1.29        3162.0
             438435.1    313129.9     1411.78     2.73        5521.0
             438435.1    313129.9     1410.28     1.66        4199.0
             438435.1    313129.9     1408.78     1.28        3814.0
             438334.9    313125.7     1411.72     1.56        3447.0
             438334.9    313125.7     1410.22     1.09        2621.0
             439134.2    313019.3     1416.61     2.92        5006.0
             439134.2    313019.3     1415.11     2.16        4005.0
             439134.2    313019.3     1413.61     1.95        3731.0
             439134.2    313019.3     1412.11     2.26        4690.0
             439134.2    313019.3     1410.61     1.84        3172.0
             439134.2    313019.3     1409.11     1.76        3307.0
             439134.2    313019.3     1407.61     1.42        3634.0
             439134.2    313019.3     1406.11     1.42        2692.0
             439134.2    313019.3     1404.61     1.89        4283.0
             439134.2    313019.3     1403.11     3.09        3971.0
             439134.2    313019.3     1401.61     1.69        3604.0
             439134.2    313019.3     1400.11     1.91        3467.0
             439134.2    313019.3     1398.61     1.29        3681.0
             439134.2    313019.3     1397.11     1.27        3445.0
             439134.2    313019.3     1395.61     1.02        3392.0
             439134.2    313019.3     1394.11     0.89        2592.0
             439134.2    313019.3     1392.61     0.9         2193.0
             439126.4    313023.9     1416.19     2.96        4314.0
             439126.4    313023.9     1414.69     2.03        3476.0
             439126.4    313023.9     1413.19     1.8         3073.0
             439126.4    313023.9     1411.69     2.19        3939.0
             439126.4    313023.9     1410.19     1.89        3137.0
             439126.4    313023.9     1408.69     1.58        2935.0
             439126.4    313023.9     1407.19     1.33        2939.0
             439126.4    313023.9     1405.69     1.14        2351.0
             439126.4    313023.9     1404.19     2.17        4660.0
             439126.4    313023.9     1402.69     2.74        4305.0
             439126.4    313023.9     1401.19     1.68        3646.0
             439126.4    313023.9     1399.69     1.76        3039.0
             439126.4    313023.9     1398.19     1.29        3329.0
             439126.4    313023.9     1396.69     1.45        2936.0
             439126.4    313023.9     1395.19     0.96        2537.0
             439126.4    313023.9     1393.69     1.04        2273.0
             439126.4    313023.9     1392.19     1.04        2313.0
             439126.4    313023.9     1390.69     1.14        2095.0
             439126.4    313023.9     1389.19     0.97        2067.0
             439126.4    313023.9     1387.69     1.04        2057.0
             439126.4    313023.9     1386.19     1.17        2172.0
             439126.4    313023.9     1384.69     1.15        2227.0
             439126.4    313023.9     1383.19
             438234.2    313026.5     1410.93     1.84        4090.0

             439034.2    313020.2     1414.18     1.8         3221.0
             439034.2    313020.2     1412.68     1.71        3262.0
             439034.2    313020.2     1411.18     1.16        2440.0
             439034.2    313020.2     1409.68     1.12        2954.0
             439034.2    313020.2     1408.18     0.94        2277.0
             439034.2    313020.2     1406.68     0.99        2819.0
             439034.2    313020.2     1405.18     1.44        2180.0
             439034.2    313020.2     1403.68     2.06        4382.0
             439034.2    313020.2     1402.18
             439034.2    313020.2     1400.68     1.49        3221.0
             439034.2    313020.2     1399.18     1.37        3343.0
             438934.2    313020.9     1411.53     0.87        2228.0
             438934.2    313020.9     1410.03     1.15        3032.0
             438934.2    313020.9     1408.53     0.93        2578.0
             438934.2    313020.9     1407.03     1.1         3184.0
             438934.2    313020.9     1405.53     0.94        2207.0
             438934.2    313020.9     1404.03     1.09        2790.0
             438934.2    313020.9     1402.53     1.29        3204.0
             438934.2    313020.9     1401.03     1.09        2583.0
             438934.2    313020.9     1399.53     0.94        2553.0
             438934.2    313020.9     1398.03     0.73        2332.0
             438934.2    313020.9     1396.53     0.74        3072.0
             438934.2    313020.9     1395.03     0.71        2229.0
             438934.2    313020.9     1393.53     0.64        2220.0
             438934.2    313025.9     1411.53     0.88        2551.0
             438934.2    313025.9     1410.03     0.81        2586.0
             438934.2    313025.9     1408.53     1.0         2849.0
             438934.2    313025.9     1407.03     1.0         3063.0
             438934.2    313025.9     1405.53     0.86        2387.0
             438934.2    313025.9     1404.03     0.94        2463.0
             438934.2    313025.9     1402.53     1.3         3665.0
             438934.2    313025.9     1401.03     1.04        2610.0
             438934.2    313025.9     1399.53     1.03        2990.0
             438934.2    313025.9     1398.03     0.91        3004.0
             438934.2    313025.9     1396.53     0.8         3545.0
             438934.2    313025.9     1395.03     0.87        2943.0
             438934.2    313025.9     1393.53     0.68        2476.0
             438934.2    313025.9     1392.03     0.78        2552.0
             438934.2    313025.9     1390.53     0.83        2592.0
             438934.2    313025.9     1389.03     1.01        2714.0
             438834.2    313021.7     1410.39     0.86        2320.0
             438834.2    313021.7     1408.89     0.96        3152.0
             438834.2    313021.7     1407.39     0.98        3204.0
             438834.2    313021.7     1405.89     0.88        2296.0
             438834.2    313021.7     1404.39     0.84        2237.0
             438834.2    313021.7     1402.89     0.84        2435.0
             438834.2    313021.7     1401.39     0.95        2588.0
             438834.2    313021.7     1399.89     0.86        2351.0
             438834.2    313021.7     1398.39     0.79        2534.0
             438834.2    313021.7     1396.89     0.6         1823.0
             438834.2    313021.7     1395.39     0.62        1988.0
             438834.2    313021.7     1393.89     0.65        2400.0
             438834.2    313021.7     1392.39     0.81        2992.0
             438734.2    313022.5     1409.94     0.93        2542.0
             438734.2    313022.5     1408.44     0.93        2940.0
             438734.2    313022.5     1406.94     0.88        2778.0
             438734.2    313022.5     1405.44     0.8         2024.0
             438734.2    313022.5     1403.94     0.78        2219.0
             438734.2    313022.5     1402.44     0.87        2727.0
             438734.2    313022.5     1400.94     0.82        2550.0
             438734.2    313022.5     1399.44     0.79        2661.0
             438734.2    313022.5     1397.94     0.74        2120.0

             438734.2    313022.5     1396.44     0.78        2259.0
             438734.2    313022.5     1394.94     0.92        2628.0
             438734.2    313022.5     1393.44     1.14        3616.0
             438734.2    313022.5     1391.94     1.61        4831.0
             438734.2    313022.5     1390.44     0.83        2642.0
             438634.2    313023.3     1409.52     1.2         3096.0
             438634.2    313023.3     1408.02     1.17        3148.0
             438634.2    313023.3     1406.52     1.29        4029.0
             438634.2    313023.3     1405.02     1.28        3420.0
             438634.2    313023.3     1403.52     1.16        3325.0
             438634.2    313023.3     1402.02     1.0         3087.0
             438634.2    313023.3     1400.52     1.11        2950.0
             438634.2    313023.3     1399.02     0.9         3026.0
             438634.2    313023.3     1397.52     0.89        2650.0
             438634.2    313023.3     1396.02     1.49        4078.0
             438634.2    313023.3     1394.52     1.57        4502.0
             438634.2    313023.3     1393.02     2.03        5605.0
             438634.2    313023.3     1391.52     1.86        4543.0
             438534.1    313024.1     1409.62     1.22        3068.0
             438534.1    313024.1     1408.12     0.92        2577.0
             438534.1    313024.1     1406.62     1.08        3181.0
             438534.1    313024.1     1405.12     0.94        2869.0
             438534.1    313024.1     1403.62     1.17        3251.0
             438534.1    313024.1     1402.12     0.96        2756.0
             438534.1    313024.1     1400.62     1.38        3826.0
             438534.1    313024.1     1399.12     1.06        3102.0
             438534.1    313024.1     1397.62     1.17        3233.0
             438534.1    313024.1     1396.12     1.96        5393.0
             438534.1    313024.1     1394.62     0.99        2506.0
             438434.2    313024.9     1410.15     1.37        2679.0
             438434.2    313024.9     1408.65     1.04        2718.0
             438434.2    313024.9     1407.15     1.04        2867.0
             438434.2    313024.9     1405.65     0.79        2245.0
             438334.2    313025.7     1412.05     3.23        4465.0
             438334.2    313025.7     1410.55     2.65        4517.0
             438334.2    313025.7     1409.05     2.33        5518.0
             438334.2    313025.7     1407.55     2.3         4027.0
             438334.2    313025.7     1406.05     2.16        3341.0
             438334.2    313030.7     1412.05     2.24        5599.0
             438334.2    313030.7     1410.55     2.4         5454.0
             438334.2    313030.7     1409.05     3.12        4680.0
             438334.2    313030.7     1407.55     2.25        4876.0
             438334.2    313030.7     1406.05     1.67        3049.0
             439133.4    312919.3     1416.31     1.56        5002.0
             439133.4    312919.3     1414.81     3.43        4818.0
             439133.4    312919.3     1413.31     1.99        4711.0
             439133.4    312919.3     1411.81     2.31        4712.0
             439133.4    312919.3     1410.31     2.27        3871.0
             439133.4    312919.3     1408.81     1.94        3830.0
             439133.4    312919.3     1407.31     1.76        3557.0
             439133.4    312919.3     1405.81     1.67        3242.0
             439133.4    312919.3     1404.31     1.46        2871.0
             439133.4    312919.3     1402.81     1.33        3086.0
             439133.4    312919.3     1401.31     2.25        4873.0
             439133.4    312919.3     1399.81     1.8         4542.0
             439133.4    312919.3     1398.31     1.56        3725.0
             439133.4    312919.3     1396.81     1.26        2988.0
             439133.4    312919.3     1395.31     1.48        3043.0
             439133.4    312919.3     1393.81     1.51        2770.0
             439133.4    312919.3     1392.31     1.49        2523.0
             439133.4    312919.3     1390.81     1.57        2279.0
             439133.4    312924.3     1416.31     2.17        4636.0

             439133.4    312924.3     1414.81     2.54        3784.0
             439133.4    312924.3     1413.31     1.65        3749.0
             439133.4    312924.3     1411.81     2.15        4577.0
             439133.4    312924.3     1410.31     1.92        3706.0
             439133.4    312924.3     1408.81     1.51        3271.0
             439133.4    312924.3     1407.31     1.69        3404.0
             439133.4    312924.3     1405.81     1.6         3272.0
             439133.4    312924.3     1404.31     1.37        2840.0
             439133.4    312924.3     1402.81     1.66        3603.0
             439133.4    312924.3     1401.31     2.11        5044.0
             439133.4    312924.3     1399.81     1.81        5247.0
             439133.4    312924.3     1398.31     1.81        4340.0
             439133.4    312924.3     1396.81     1.31        3313.0
             439133.4    312924.3     1395.31     1.59        3037.0
             439133.4    312924.3     1393.81     1.38        2895.0
             439133.4    312924.3     1392.31     1.53        2449.0
             439133.4    312924.3     1390.81     1.26        1919.0
             439133.4    312924.3     1389.31     1.02        1881.0
             439133.4    312924.3     1387.81     1.02        2058.0
             439133.4    312924.3     1386.31     1.16        2072.0
             439133.4    312924.3     1384.81     1.31        2105.0
             439133.4    312924.3     1383.31     1.04        1937.0
             438233.4    312926.5     1411.14     2.52        4203.0
             438233.4    312926.5     1409.64     1.55        3231.0
             438132.8    312857.3     1406.45     0.94        2512.0
             438132.8    312857.3     1404.95     1.59        3918.0
             438132.8    312857.3     1403.45     0.59        1620.0
             439033.4    312920.2     1413.39     1.64        3966.0
             439033.4    312920.2     1411.89     1.34        2765.0
             439033.4    312920.2     1410.39     1.53        2388.0
             439033.4    312920.2     1408.89     1.22        2961.0
             439033.4    312920.2     1407.39     1.02        2830.0
             439033.4    312920.2     1405.89     1.26        2631.0
             439033.4    312920.2     1404.39     1.02        2726.0
             439033.4    312920.2     1402.89     1.3         2474.0
             439033.4    312920.2     1401.39     0.96        2175.0
             439033.4    312920.2     1399.89     1.05        3268.0
             439033.4    312920.2     1398.39     0.91        3017.0
             439033.4    312920.2     1396.89     0.91        2969.0
             439033.4    312920.2     1395.39     0.8         2417.0
             439033.4    312920.2     1393.89     0.99        2309.0
             438933.4    312920.9     1411.21     1.17        2830.0
             438933.4    312920.9     1409.71     1.03        2798.0
             438933.4    312920.9     1408.21     1.0         2551.0
             438933.4    312920.9     1406.71     1.18        2943.0
             438933.4    312920.9     1405.21     0.92        2614.0
             438933.4    312920.9     1403.71     1.05        2552.0
             438933.4    312920.9     1402.21     0.92        2301.0
             438933.4    312920.9     1400.71     0.87        2797.0
             438933.4    312920.9     1399.21     0.86        2659.0
             438933.4    312920.9     1397.71     0.81        2895.0
             438933.4    312920.9     1396.21     0.84        2493.0
             438933.4    312920.9     1394.71     0.92        2694.0
             438933.4    312920.9     1393.21     0.85        2405.0
             438933.4    312920.9     1391.71     1.17        2788.0
             438933.4    312920.9     1390.21     0.89        2175.0
             438933.4    312920.9     1388.71     1.07        2405.0
             438933.4    312920.9     1387.21     1.05        2356.0
             438933.4    312920.9     1385.71     0.93        2186.0
             438833.4    312921.7     1410.07     0.88        2134.0
             438833.4    312921.7     1408.57     0.97        2453.0
             438833.4    312921.7     1407.07     0.89        2575.0

             438833.4    312921.7     1405.57     0.91        2092.0
             438833.4    312921.7     1404.07     0.75        2106.0
             438833.4    312921.7     1402.57     0.93        2231.0
             438833.4    312921.7     1401.07     0.92        2301.0
             438833.4    312921.7     1399.57     0.77        2314.0
             438833.4    312921.7     1398.07     0.84        2547.0
             438833.4    312921.7     1396.57     0.78        1889.0
             438833.4    312921.7     1395.07     0.72        1847.0
             438833.4    312921.7     1393.57     0.74        1976.0
             438833.4    312921.7     1392.07     0.67        1893.0
             438833.4    312921.7     1390.57     0.61        1888.0
             438833.4    312926.7     1410.07     1.03        2400.0
             438833.4    312926.7     1408.57     1.23        3263.0
             438833.4    312926.7     1407.07     0.95        2587.0
             438833.4    312926.7     1405.57     1.01        2512.0
             438833.4    312926.7     1404.07     0.9         2524.0
             438833.4    312926.7     1402.57     0.89        2613.0
             438833.4    312926.7     1401.07     0.91        2263.0
             438833.4    312926.7     1399.57     0.95        3099.0
             438833.4    312926.7     1398.07     0.9         2864.0
             438833.4    312926.7     1396.57     0.87        2471.0
             438833.4    312926.7     1395.07     0.83        2468.0
             438833.4    312926.7     1393.57     0.74        2180.0
             438833.4    312926.7     1392.07     0.79        2162.0
             438833.4    312926.7     1390.57     0.8         2154.0
             438833.4    312926.7     1389.07     1.23        2816.0
             438833.4    312926.7     1387.57     1.43        3025.0
             438833.4    312926.7     1386.07     1.31        3034.0
             438833.4    312926.7     1384.57
             438733.4    312922.5     1409.55     1.11        2983.0
             438733.4    312922.5     1408.05     1.28        2776.0
             438733.4    312922.5     1406.55     0.95        3083.0
             438733.4    312922.5     1405.05     0.84        2354.0
             438733.4    312922.5     1403.55     0.77        2525.0
             438733.4    312922.5     1402.05     0.85        2877.0
             438733.4    312922.5     1400.55     0.82        2342.0
             438733.4    312922.5     1399.05     0.76        2253.0
             438733.4    312922.5     1397.55     0.63        1846.0
             438733.4    312922.5     1396.05     0.48        1473.0
             438733.4    312922.5     1394.55     0.83        2370.0
             438633.4    312923.3     1409.41     0.99        2349.0
             438633.4    312923.3     1407.91     0.96        3077.0
             438633.4    312923.3     1406.41     1.08        3113.0
             438633.4    312923.3     1404.91     0.85        2064.0
             438633.4    312923.3     1403.41     0.91        2650.0
             438633.4    312923.3     1401.91     0.84        2598.0
             438633.4    312923.3     1400.41     0.92        2575.0
             438633.4    312923.3     1398.91     0.68        2213.0
             438633.4    312923.3     1397.41     0.7         2300.0
             438633.4    312923.3     1395.91     1.11        3213.0
             438633.4    312923.3     1394.41     1.08        3287.0
             438633.4    312923.3     1392.91     1.56        4688.0
             438633.4    312923.3     1391.41     1.95        5447.0
             438633.4    312923.3     1389.91     2.05        4919.0
             438633.4    312923.3     1388.41     1.73        4065.0
             438633.4    312923.3     1386.91     1.44        2749.0
             438533.4    312924.1     1408.69     1.19        3228.0
             438533.4    312924.1     1407.19     1.0         2939.0
             438533.4    312924.1     1405.69     0.82        2729.0
             438533.4    312924.1     1404.19     1.11        3130.0
             438533.4    312924.1     1402.69     0.98        2885.0
             438533.4    312924.1     1401.19     0.69        2011.0

             438533.4    312924.1     1399.69     1.36        3795.0
             438533.4    312924.1     1398.19     0.87        2398.0
             438533.4    312924.1     1396.69     1.34        3664.0
             438533.4    312924.1     1395.19     1.72        4238.0
             438533.4    312924.1     1393.69     2.02        5491.0
             438533.4    312924.1     1392.19     2.33        6086.0
             438433.4    312924.9     1409.25     1.4         2977.0
             438433.4    312924.9     1407.75     1.11        3082.0
             438433.4    312924.9     1406.25     1.18        3027.0
             438433.4    312924.9     1404.75     1.09        3470.0
             438433.4    312924.9     1403.25     1.29        3432.0
             438433.4    312924.9     1401.75     1.7         4818.0
             438433.4    312924.9     1400.25     2.24        4696.0
             438433.4    312924.9     1398.75     1.86        4640.0
             438423.4    312925.0     1409.6      1.63        3067.0
             438423.4    312925.0     1408.1      1.26        3520.0
             438423.4    312925.0     1406.6      0.96        2754.0
             438423.4    312925.0     1405.1      1.33        3660.0
             438423.4    312925.0     1403.6      1.25        3254.0
             438423.4    312925.0     1402.1      1.9         4932.0
             438423.4    312925.0     1400.6      2.11        1595.0
             438423.4    312925.0     1399.1      1.57        4282.0
             438423.4    312925.0     1397.6      2.26        5558.0
             438423.4    312925.0     1396.1      2.69        6453.0
             438423.4    312925.0     1394.6      2.92        6550.0
             438423.4    312925.0     1393.1      2.34        5525.0
             438333.4    312925.7     1409.47     1.73        2479.0
             438333.4    312925.7     1407.97     1.16        3314.0
             438333.4    312925.7     1406.47     1.34        2993.0
             438333.4    312925.7     1404.97     1.14        3211.0
             439132.6    312819.3     1416.08     2.62        4247.0
             439132.6    312819.3     1414.58     2.04        3758.0
             439132.6    312819.3     1413.08     2.26        4285.0
             439132.6    312819.3     1411.58     2.07        4436.0
             439132.6    312819.3     1410.08     1.74        4569.0
             439132.6    312819.3     1408.58     1.37        3035.0
             439132.6    312819.3     1407.08     1.93        3541.0
             439132.6    312819.3     1405.58     2.32        3865.0
             439132.6    312819.3     1404.08     2.08        4383.0
             439132.6    312819.3     1402.58     1.83        5221.0
             439132.6    312819.3     1401.08     2.03        4720.0
             439132.6    312819.3     1399.58     1.74        4463.0
             439132.6    312819.3     1398.08     2.23        3901.0
             439132.6    312819.3     1396.58     2.08        4422.0
             439132.6    312819.3     1395.08     1.8         3352.0
             439132.6    312819.3     1393.58     1.75        2862.0
             439132.6    312819.3     1392.08     1.77        2702.0
             439132.6    312819.3     1390.58     1.56        2433.0
             439132.6    312819.3     1389.08     1.41        2251.0
             439132.6    312819.3     1387.58     1.36        2488.0
             439132.6    312819.3     1386.08     1.52        2329.0
             439132.6    312819.3     1384.58     1.35        2473.0
             439132.6    312819.3     1383.08     1.26        1951.0
             439132.6    312819.3     1381.58     0.97        1551.0
             438232.6    312826.5     1408.7      0.91        2698.0
             438232.6    312826.5     1407.2      0.85        2827.0
             438132.6    312827.3     1406.39     0.93        2620.0
             438132.6    312827.3     1404.89     1.27        3054.0
             438132.6    312827.3     1403.39     1.39        3590.0
             438132.6    312827.3     1401.89     0.26        789.0
             438032.1    312768.1     1405.94     1.11        2770.0
             438032.1    312768.1     1404.44     0.53        1774.0

             439032.6    312820.2     1413.51     1.62        4651.0
             439032.6    312820.2     1412.01     1.3         2880.0
             439032.6    312820.2     1410.51     1.21        3113.0
             439032.6    312820.2     1409.01     1.8         3302.0
             439032.6    312820.2     1407.51     1.74        3272.0
             439032.6    312820.2     1406.01     1.47        3319.0
             439032.6    312820.2     1404.51     1.98        3362.0
             439032.6    312820.2     1403.01     1.45        3059.0
             439032.6    312820.2     1401.51     1.05        2875.0
             439032.6    312820.2     1400.01     1.07        3666.0
             439032.6    312820.2     1398.51     1.09        3369.0
             439032.6    312820.2     1397.01     1.0         2906.0
             439032.6    312820.2     1395.51     1.27        2742.0
             439032.6    312820.2     1394.01     1.04        2329.0
             439032.6    312820.2     1392.51     0.94        2126.0
             439032.6    312820.2     1391.01     0.92        2109.0
             439032.6    312820.2     1389.51     0.99        2119.0
             439032.6    312820.2     1388.01     0.95        2064.0
             439032.6    312820.2     1386.51     1.01        1884.0
             439032.6    312820.2     1385.01     1.18        2246.0
             439032.6    312820.2     1383.51     0.99        1692.0
             439032.6    312820.2     1382.01     0.15        176.0
             438932.6    312820.9     1411.11     0.85        2855.0
             438932.6    312820.9     1409.61     0.87        2445.0
             438932.6    312820.9     1408.11     0.94        2825.0
             438932.6    312820.9     1406.61     0.94        2764.0
             438932.6    312820.9     1405.11     1.01        2632.0
             438932.6    312820.9     1403.61     0.79        2494.0
             438932.6    312820.9     1402.11     0.94        2308.0
             438932.6    312820.9     1400.61     1.22        2480.0
             438932.6    312820.9     1399.11     0.75        2604.0
             438932.6    312820.9     1397.61     0.74        2321.0
             438932.6    312820.9     1396.11     0.75        2366.0
             438832.6    312821.7     1409.71     0.84        2219.0
             438832.6    312821.7     1408.21     0.89        2484.0
             438832.6    312821.7     1406.71     1.0         2551.0
             438832.6    312821.7     1405.21     0.88        1882.0
             438832.6    312821.7     1403.71     0.69        2264.0
             438832.6    312821.7     1402.21     0.9         1917.0
             438832.6    312821.7     1400.71     0.74        1980.0
             438832.6    312821.7     1399.21     0.88        2332.0
             438832.6    312821.7     1397.71     0.66        2059.0
             438832.6    312821.7     1396.21     0.69        2175.0
             438832.6    312821.7     1394.71     0.72        1872.0
             438832.6    312826.7     1409.71     0.9         2349.0
             438832.6    312826.7     1408.21     0.89        2662.0
             438832.6    312826.7     1406.71     1.14        3120.0
             438832.6    312826.7     1405.21     0.87        1902.0
             438832.6    312826.7     1403.71     0.72        2514.0
             438832.6    312826.7     1402.21     0.9         2207.0
             438832.6    312826.7     1400.71     0.82        2302.0
             438832.6    312826.7     1399.21     0.86        2498.0
             438832.6    312826.7     1397.71     0.65        2178.0
             438832.6    312826.7     1396.21     0.78        2721.0
             438832.6    312826.7     1394.71     0.83        2492.0
             438832.6    312826.7     1393.21     0.66        2048.0
             438832.6    312826.7     1391.71     0.76        2069.0
             438832.6    312826.7     1390.21     1.0         2492.0
             438832.6    312826.7     1388.71     1.11        2734.0
             438832.6    312826.7     1387.21     0.9         2261.0
             438832.6    312826.7     1385.71     1.12        2724.0
             438832.6    312826.7     1384.21     1.11        2510.0

             438732.6    312822.5     1409.07     0.73        1821.0
             438732.6    312822.5     1407.57     0.83        2294.0
             438732.6    312822.5     1406.07     0.94        2685.0
             438732.6    312822.5     1404.57     0.67        1874.0
             438732.6    312822.5     1403.07     0.7         1999.0
             438732.6    312822.5     1401.57     0.83        2074.0
             438732.6    312822.5     1400.07     0.72        1743.0
             438732.6    312822.5     1398.57     0.69        1505.0
             438732.6    312822.5     1397.07     0.77        1892.0
             438732.6    312822.5     1395.57     0.75        2109.0
             438732.6    312822.5     1394.07     0.67        2052.0
             438722.6    312822.6     1409.16     1.0         2388.0
             438722.6    312822.6     1407.66     0.88        2603.0
             438722.6    312822.6     1406.16     1.07        3113.0
             438722.6    312822.6     1404.66     0.79        1949.0
             438722.6    312822.6     1403.16     0.74        2345.0
             438722.6    312822.6     1401.66     0.97        2343.0
             438722.6    312822.6     1400.16     0.81        2051.0
             438722.6    312822.6     1398.66     0.63        1566.0
             438722.6    312822.6     1397.16     0.75        1706.0
             438722.6    312822.6     1395.66     0.71        1862.0
             438722.6    312822.6     1394.16     0.88        2347.0
             438722.6    312822.6     1392.66     1.04        2490.0
             438722.6    312822.6     1391.16     0.98        2478.0
             438722.6    312822.6     1389.66     0.92        2331.0
             438632.6    312823.3     1408.81     0.95        2363.0
             438632.6    312823.3     1407.31     0.87        2657.0
             438632.6    312823.3     1405.81     1.01        2933.0
             438632.6    312823.3     1404.31     1.29        2800.0
             438632.6    312823.3     1402.81     0.82        2402.0
             438632.6    312823.3     1401.31     0.92        2370.0
             438632.6    312823.3     1399.81     0.81        2124.0
             438632.6    312823.3     1398.31     0.71        1904.0
             438632.6    312823.3     1396.81     0.8         2146.0
             438632.6    312823.3     1395.31     2.11        4907.0
             438632.6    312823.3     1393.81     0.97        2703.0
             438632.6    312828.3     1408.81     1.57        3879.0
             438632.6    312828.3     1407.31     1.03        3110.0
             438632.6    312828.3     1405.81     1.36        3739.0
             438632.6    312828.3     1404.31     1.64        4203.0
             438632.6    312828.3     1402.81     1.41        3306.0
             438632.6    312828.3     1401.31     1.0         2928.0
             438632.6    312828.3     1399.81     0.99        2482.0
             438632.6    312828.3     1398.31     0.84        2507.0
             438632.6    312828.3     1396.81     0.75        2179.0
             438632.6    312828.3     1395.31     0.74        2248.0
             438632.6    312828.3     1393.81     1.02        3004.0
             438632.6    312828.3     1392.31     1.15        3370.0
             438632.6    312828.3     1390.81     1.89        4761.0
             438632.6    312828.3     1389.31     1.07        3308.0
             438632.6    312828.3     1387.81     2.36        5601.0
             438632.6    312828.3     1386.31     1.47        4223.0
             438632.6    312828.3     1384.81     3.49        5915.0
             438632.6    312828.3     1383.31     2.78        5039.0
             438532.6    312824.1     1408.32     0.82        2262.0
             438532.6    312824.1     1406.82     1.09        3174.0
             438532.6    312824.1     1405.32     1.39        3521.0
             438532.6    312824.1     1403.82     1.03        2874.0
             438532.6    312824.1     1402.32     1.03        2901.0
             438532.6    312824.1     1400.82     0.77        2220.0
             438532.6    312824.1     1399.32     0.88        2609.0
             438532.6    312824.1     1397.82     0.97        2613.0

             438532.6    312824.1     1396.32     1.02        2654.0
             438532.6    312824.1     1394.82     0.93        2513.0
             438522.4    312824.2     1408.34     1.09        2705.0
             438522.4    312824.2     1406.84     0.86        2718.0
             438522.4    312824.2     1405.34     0.93        2653.0
             438522.4    312824.2     1403.84     1.13        2941.0
             438522.4    312824.2     1402.34     1.09        3044.0
             438522.4    312824.2     1400.84     0.99        2165.0
             438522.4    312824.2     1399.34     1.03        3181.0
             438522.4    312824.2     1397.84     1.12        2669.0
             438522.4    312824.2     1396.34     1.46        3729.0
             438522.4    312824.2     1394.84     2.27        5419.0
             438522.4    312824.2     1393.34     1.8         4351.0
             438522.4    312824.2     1391.84     2.59        6765.0
             438522.4    312824.2     1390.34     2.43        5291.0
             438522.4    312824.2     1388.84     3.16        5935.0
             438522.4    312824.2     1387.34     2.89        5285.0
             438432.6    312824.9     1408.21     1.43        3425.0
             438432.6    312824.9     1406.71     1.08        3056.0
             438432.6    312824.9     1405.21     1.34        3611.0
             438432.6    312824.9     1403.71     1.42        3500.0
             438432.6    312824.9     1402.21     1.64        4230.0
             438432.6    312824.9     1400.71     1.74        3821.0
             438432.6    312824.9     1399.21     1.61        4234.0
             438432.6    312824.9     1397.71     1.85        4543.0
             438432.6    312829.9     1408.21     1.55        3569.0
             438432.6    312829.9     1406.71     1.01        2823.0
             438432.6    312829.9     1405.21     1.42        3253.0
             438432.6    312829.9     1403.71     1.22        3172.0
             438432.6    312829.9     1402.21     1.56        4152.0
             438432.6    312829.9     1400.71     1.22        3051.0
             438432.6    312829.9     1399.21     1.67        4549.0
             438432.6    312829.9     1397.71     1.72        4326.0
             438432.6    312829.9     1396.21     1.96        4876.0
             438432.6    312829.9     1394.71     2.46        5662.0
             438432.6    312829.9     1393.21     2.32        6017.0
             438432.6    312829.9     1391.71     2.6         6218.0
             438432.6    312829.9     1390.21     2.7         5541.0
             438432.6    312829.9     1388.71     2.0         4385.0
             438332.6    312825.7     1408.46     1.22        2542.0
             438332.6    312825.7     1406.96     1.15        3144.0
             438332.6    312825.7     1405.46     1.5         3728.0
             438332.6    312825.7     1403.96     1.62        4500.0
             438332.6    312825.7     1402.46     1.73        4284.0
             438332.6    312825.7     1400.96     2.13        5781.0
             438332.6    312825.7     1399.46     2.11        4894.0
             439131.8    312719.4     1416.24     2.64        6890.0
             439131.8    312719.4     1414.74     2.43        5574.0
             439131.8    312719.4     1413.24     1.46        2333.0
             439131.8    312719.4     1411.74     2.07        2587.0
             439131.8    312719.4     1410.24     1.84        4026.0
             439131.8    312719.4     1408.74     1.98        5058.0
             439131.8    312719.4     1407.24     2.46        3474.0
             439131.8    312719.4     1405.74     2.23        5246.0
             439131.8    312719.4     1404.24     1.83        3091.0
             439131.8    312719.4     1402.74     1.81        4334.0
             439131.8    312719.4     1401.24     1.84        3929.0
             439131.8    312719.4     1399.74     1.97        5068.0
             439131.8    312719.4     1398.24     1.73        3182.0
             439131.8    312719.4     1396.74     1.52        3368.0
             439131.8    312719.4     1395.24     1.96        3796.0
             439131.8    312719.4     1393.74     1.79        3218.0

             439131.8    312719.4     1392.24     1.71        2720.0
             439131.8    312719.4     1390.74     1.68        2437.0
             439131.8    312719.4     1389.24     1.54        2204.0
             439121.9    312719.5     1415.51     2.05        6790.0
             439121.9    312719.5     1414.01     2.15        4920.0
             439121.9    312719.5     1412.51     2.07        2854.0
             439121.9    312719.5     1411.01     1.58        3785.0
             439121.9    312719.5     1409.51     2.26        5030.0
             439121.9    312719.5     1408.01     2.58        3886.0
             439121.9    312719.5     1406.51     1.75        3719.0
             439121.9    312719.5     1405.01     1.92        3176.0
             439121.9    312719.5     1403.51     1.84        3803.0
             439121.9    312719.5     1402.01     2.17        4886.0
             439121.9    312719.5     1400.51     2.0         5133.0
             439121.9    312719.5     1399.01     1.67        3640.0
             439121.9    312719.5     1397.51     1.35        2690.0
             439121.9    312719.5     1396.01     1.89        3508.0
             439121.9    312719.5     1394.51     1.9         3318.0
             439121.9    312719.5     1393.01
             439121.9    312719.5     1391.51     1.63        2444.0
             439121.9    312719.5     1390.01     1.67        2390.0
             439121.9    312719.5     1388.51     1.42        2232.0
             439121.9    312719.5     1387.01     1.33        2162.0
             439121.9    312719.5     1385.51     1.37        1877.0
             439121.9    312719.5     1384.01     0.96        1618.0
             438231.8    312726.5     1407.79     1.21        3384.0
             438231.8    312726.5     1406.29     1.08        3453.0
             438131.8    312727.3     1406.22     0.92        2671.0
             438131.8    312727.3     1404.72     1.03        2594.0
             438131.8    312727.3     1403.22     2.65        7025.0
             438131.8    312727.3     1401.72     2.38        5814.0
             438131.8    312727.3     1400.22     2.35        5785.0
             438031.8    312728.1     1406.48     0.91        2620.0
             438031.8    312728.1     1404.98     1.43        3503.0
             438031.8    312728.1     1403.48     0.56        1625.0
             437931.5    312688.9     1406.01     2.08        5401.0
             437931.5    312688.9     1404.51     0.43        1657.0
             439031.8    312720.2     1413.86     1.05        2676.0
             439031.8    312720.2     1412.36     1.47        4211.0
             439031.8    312720.2     1410.86     1.29        2617.0
             439031.8    312720.2     1409.36     2.23        3702.0
             439031.8    312720.2     1407.86     2.0         4165.0
             439031.8    312720.2     1406.36     2.35        2926.0
             439031.8    312720.2     1404.86     1.66        2923.0
             439031.8    312720.2     1403.36     1.27        2437.0
             439031.8    312720.2     1401.86     1.27        3184.0
             439031.8    312720.2     1400.36     1.28        2443.0
             439031.8    312720.2     1398.86     1.15        3150.0
             439031.8    312720.2     1397.36     1.17        2458.0
             439031.8    312720.2     1395.86     1.26        2313.0
             439031.8    312720.2     1394.36     1.15        2291.0
             439031.8    312720.2     1392.86     1.14        2104.0
             439031.8    312720.2     1391.36     1.12        1998.0
             439031.8    312720.2     1389.86     1.09        1914.0
             438931.8    312720.9     1411.38     0.86        3063.0
             438931.8    312720.9     1409.88     1.78        3462.0
             438931.8    312720.9     1408.38     1.85        3276.0
             438931.8    312720.9     1406.88     1.5         3190.0
             438931.8    312720.9     1405.38     1.16        3324.0
             438931.8    312720.9     1403.88     1.42        2624.0
             438931.8    312720.9     1402.38     1.0         2462.0
             438931.8    312720.9     1400.88     1.05        2815.0

             438931.8    312720.9     1399.38     0.94        2658.0
             438831.8    312721.7     1410.03     0.78        2091.0
             438831.8    312721.7     1408.53     1.16        2950.0
             438831.8    312721.7     1407.03     1.35        2671.0
             438831.8    312721.7     1405.53     1.21        3412.0
             438831.8    312721.7     1404.03     1.12        2546.0
             438831.8    312721.7     1402.53     1.1         2156.0
             438831.8    312721.7     1401.03     1.04        2157.0
             438831.8    312721.7     1399.53     0.79        2364.0
             438831.8    312721.7     1398.03     0.77        2450.0
             438831.8    312721.7     1396.53     0.76        2327.0
             438831.8    312721.7     1395.03     0.73        2397.0
             438831.8    312721.7     1393.53     0.63        1895.0
             438831.8    312726.7     1410.03     0.81        2100.0
             438831.8    312726.7     1408.53     1.38        3480.0
             438831.8    312726.7     1407.03     1.57        2872.0
             438831.8    312726.7     1405.53     1.09        2380.0
             438831.8    312726.7     1404.03     1.11        2728.0
             438831.8    312726.7     1402.53     1.03        2072.0
             438831.8    312726.7     1401.03     0.84        2125.0
             438831.8    312726.7     1399.53     0.9         2809.0
             438831.8    312726.7     1398.03     0.72        2116.0
             438831.8    312726.7     1396.53     0.84        2548.0
             438831.8    312726.7     1395.03     0.73        2041.0
             438831.8    312726.7     1393.53     0.73        1899.0
             438831.8    312726.7     1392.03     0.9         1838.0
             438831.8    312726.7     1390.53     0.78        1784.0
             438831.8    312726.7     1389.03     1.08        2117.0
             438831.8    312726.7     1387.53     0.99        2067.0
             438831.8    312726.7     1386.03     1.05        2121.0
             438831.8    312726.7     1384.53     1.22        2561.0
             438831.8    312726.7     1383.03     1.11        2151.0
             438731.8    312722.5     1408.97     0.95        2513.0
             438731.8    312722.5     1407.47     0.89        2818.0
             438731.8    312722.5     1405.97     1.05        2405.0
             438731.8    312722.5     1404.47     0.91        2392.0
             438731.8    312722.5     1402.97     0.97        2466.0
             438731.8    312722.5     1401.47     0.82        1898.0
             438731.8    312722.5     1399.97     0.74        2143.0
             438731.8    312722.5     1398.47     0.81        2579.0
             438731.8    312722.5     1396.97     0.79        2135.0
             438731.8    312722.5     1395.47     0.7         1880.0
             438731.8    312722.5     1393.97     0.55        1569.0
             438631.8    312723.3     1408.2      1.46        3015.0
             438631.8    312723.3     1406.7      1.0         2688.0
             438631.8    312723.3     1405.2      1.16        3310.0
             438631.8    312723.3     1403.7      1.01        2563.0
             438631.8    312723.3     1402.2      0.87        2528.0
             438631.8    312723.3     1400.7      0.78        2186.0
             438631.8    312723.3     1399.2      0.81        2032.0
             438631.8    312723.3     1397.7      0.75        1957.0
             438631.8    312723.3     1396.2      0.58        1617.0
             438631.8    312723.3     1394.7      0.54        1636.0
             438631.8    312728.3     1408.2      2.12        6285.0
             438631.8    312728.3     1406.7      1.58        3935.0
             438631.8    312728.3     1405.2      1.24        3358.0
             438631.8    312728.3     1403.7      0.94        2481.0
             438631.8    312728.3     1402.2      0.79        2287.0
             438631.8    312728.3     1400.7      1.06        2739.0
             438631.8    312728.3     1399.2      0.97        2325.0
             438631.8    312728.3     1397.7      0.72        1983.0
             438631.8    312728.3     1396.2      0.69        1875.0

             438631.8    312728.3     1394.7      0.61        1835.0
             438631.8    312728.3     1393.2      0.96        2823.0
             438631.8    312728.3     1391.7      1.1         3212.0
             438631.8    312728.3     1390.2      1.61        4027.0
             438631.8    312728.3     1388.7      1.8         4367.0
             438631.8    312728.3     1387.2      2.36        4718.0
             438631.8    312728.3     1385.7      2.6         4918.0
             438631.8    312728.3     1384.2      2.52        4784.0
             438631.8    312728.3     1382.7      2.79        4779.0
             438531.8    312724.1     1407.59     2.02        4104.0
             438531.8    312724.1     1406.09     1.19        2935.0
             438531.8    312724.1     1404.59     1.06        2801.0
             438531.8    312724.1     1403.09     1.3         3181.0
             438531.8    312724.1     1401.59     0.96        2581.0
             438531.8    312724.1     1400.09     0.96        2760.0
             438531.8    312724.1     1398.59     0.87        2579.0
             438531.8    312724.1     1397.09     0.92        2474.0
             438531.8    312724.1     1395.59     1.13        2799.0
             438531.8    312724.1     1394.09     0.84        2141.0
             438531.8    312724.1     1392.59     1.52        3632.0
             438531.8    312724.1     1391.09     1.75        4287.0
             438531.8    312724.1     1389.59     1.84        4686.0
             438511.8    312724.2     1407.72
             438511.8    312724.2     1406.22     1.28        3531.0
             438511.8    312724.2     1404.72     1.22        3409.0
             438511.8    312724.2     1403.22     0.89        2336.0
             438511.8    312724.2     1401.72     1.03        3004.0
             438511.8    312724.2     1400.22     0.83        2418.0
             438511.8    312724.2     1398.72     0.83        2631.0
             438511.8    312724.2     1397.22     0.88        2632.0
             438511.8    312724.2     1395.72     1.13        2835.0
             438511.8    312724.2     1394.22     1.55        4171.0
             438511.8    312724.2     1392.72     1.97        5297.0
             438511.8    312724.2     1391.22     1.48        3937.0
             438511.8    312724.2     1391.22     2.4         6705.0
             438511.8    312724.2     1388.22     2.4         5652.0
             438511.8    312724.2     1388.22     3.17        5824.0
             438511.8    312724.2     1385.22     2.38        4954.0
             438511.8    312724.2     1383.72     3.88        5802.0
             438491.8    312724.2     1407.72     1.89        4231.0
             438491.8    312724.2     1406.22     1.21        3372.0
             438491.8    312724.2     1404.72     1.64        4395.0
             438491.8    312724.2     1403.22     1.12        3137.0
             438491.8    312724.2     1401.72     1.67        4221.0
             438491.8    312724.2     1400.22     0.92        2590.0
             438491.8    312724.2     1398.72     0.88        2477.0
             438491.8    312724.2     1397.22     1.05        2962.0
             438491.8    312724.2     1395.72     2.16        5235.0
             438491.8    312724.2     1394.22     2.18        5647.0
             438491.8    312724.2     1392.72     2.62        6640.0
             438491.8    312724.2     1391.22     2.5         6847.0
             438491.8    312724.2     1389.72     2.7         6858.0
             438491.8    312724.2     1388.22     2.81        6202.0
             438491.8    312724.2     1386.72     3.59        6214.0
             438491.8    312724.2     1385.22     3.31        6245.0
             438471.8    312724.2     1407.72     1.43        3227.0
             438471.8    312724.2     1406.22     1.1         2977.0
             438471.8    312724.2     1404.72     1.44        3539.0
             438471.8    312724.2     1403.22     1.11        2701.0
             438471.8    312724.2     1401.72     1.22        2836.0
             438471.8    312724.2     1400.22     0.87        2349.0
             438471.8    312724.2     1398.72     0.7         1862.0

             438471.8    312724.2     1397.22     0.85        2208.0
             438471.8    312724.2     1395.72     1.87        3893.0
             438471.8    312724.2     1394.22     2.37        5530.0
             438471.8    312724.2     1392.72     2.76        6746.0
             438471.8    312724.2     1391.22     2.36        6833.0
             438471.8    312724.2     1389.72     0.95        1801.0
             438471.8    312724.2     1388.22     2.88        6187.0
             438471.8    312724.2     1386.72     3.25        5913.0
             438471.8    312724.2     1385.22     3.66        6443.0
             438471.8    312724.2     1383.72     3.45        5212.0
             438451.8    312724.2     1407.72     1.34        3403.0
             438451.8    312724.2     1406.22     0.93        2776.0
             438451.8    312724.2     1404.72     1.21        3367.0
             438451.8    312724.2     1403.22     0.93        2582.0
             438451.8    312724.2     1401.72     0.86        2517.0
             438451.8    312724.2     1400.22     0.89        2592.0
             438451.8    312724.2     1398.72     1.41        3563.0
             438451.8    312724.2     1397.22     1.4         3822.0
             438451.8    312724.2     1395.72     2.46        5790.0
             438451.8    312724.2     1394.22     1.81        4305.0
             438451.8    312724.2     1392.72     2.51        6449.0
             438451.8    312724.2     1391.22     2.67        6051.0
             438451.8    312724.2     1389.72     2.88        6220.0
             438451.8    312724.2     1388.22     3.05        5966.0
             438451.8    312724.2     1386.72     2.57        5027.0
             438431.8    312724.9     1407.65     1.27        3256.0
             438431.8    312724.9     1406.15     1.12        3205.0
             438431.8    312724.9     1404.65     1.07        3152.0
             438431.8    312724.9     1403.15     1.95        4581.0
             438431.8    312724.9     1401.65     0.98        2756.0
             438431.8    312724.9     1400.15     0.87        2269.0
             438431.8    312724.9     1398.65     1.12        2758.0
             438431.8    312724.9     1397.15     1.56        3792.0
             438431.8    312724.9     1395.65     1.56        3587.0
             438431.8    312724.9     1394.15     1.54        3929.0
             438431.8    312705.0     1407.78     1.45        3595.0
             438431.8    312705.0     1406.28     1.05        2778.0
             438431.8    312705.0     1404.78     1.3         3905.0
             438431.8    312705.0     1403.28     1.55        4852.0
             438431.8    312705.0     1401.78     1.02        2799.0
             438431.8    312705.0     1400.28     1.13        3266.0
             438431.8    312705.0     1398.78     1.21        3392.0
             438431.8    312705.0     1397.28     1.38        3555.0
             438431.8    312705.0     1395.78     1.86        4840.0
             438431.8    312705.0     1394.28     1.68        3786.0
             438431.8    312705.0     1392.78     2.26        5720.0
             438431.8    312705.0     1391.28     2.43        6722.0
             438431.8    312705.0     1389.78     2.49        6425.0
             438431.8    312705.0     1388.28     2.9         6282.0
             438431.8    312705.0     1386.78     3.06        5664.0
             438431.8    312705.0     1385.28     4.09        7218.0
             438431.8    312705.0     1383.78     3.39        5214.0
             438431.8    312685.0     1407.78     1.77        3990.0
             438431.8    312685.0     1406.28     1.43        3570.0
             438431.8    312685.0     1404.78     1.64        4339.0
             438431.8    312685.0     1403.28     2.2         4835.0
             438431.8    312685.0     1401.78     1.0         2456.0
             438431.8    312685.0     1400.28     1.03        2500.0
             438431.8    312685.0     1398.78     1.24        3132.0
             438431.8    312685.0     1397.28     1.65        3854.0
             438431.8    312685.0     1395.78     1.82        4303.0
             438431.8    312685.0     1394.28     2.12        4621.0

             438431.8    312685.0     1392.78     2.27        5761.0
             438431.8    312685.0     1391.28     1.46        3539.0
             438431.8    312665.0     1407.78     1.61        3585.0
             438431.8    312665.0     1406.28     1.32        3628.0
             438431.8    312665.0     1404.78     1.41        4130.0
             438431.8    312665.0     1403.28     1.0         2580.0
             438431.8    312665.0     1401.78     1.26        3588.0
             438431.8    312665.0     1400.28     0.99        2761.0
             438431.8    312665.0     1398.78     1.03        2768.0
             438431.8    312665.0     1397.28     1.11        3128.0
             438431.8    312665.0     1395.78     1.21        3268.0
             438431.8    312665.0     1394.28     1.1         3166.0
             438431.8    312665.0     1392.78     1.09        3123.0
             438431.8    312665.0     1391.28     1.18        3235.0
             438431.8    312645.0     1407.78     0.98        2685.0
             438431.8    312645.0     1406.28     1.13        3350.0
             438431.8    312645.0     1404.78     1.4         4019.0
             438431.8    312645.0     1403.28     1.39        4066.0
             438431.8    312645.0     1401.78     1.07        3581.0
             438431.8    312645.0     1400.28     1.38        3487.0
             438431.8    312645.0     1398.78     1.07        2995.0
             438431.8    312645.0     1397.28     1.28        3319.0
             438431.8    312645.0     1395.78     1.09        2986.0
             438431.8    312645.0     1394.28     1.88        4572.0
             438431.8    312645.0     1392.78     1.52        3749.0
             438431.8    312645.0     1391.28     1.91        5305.0
             438431.8    312645.0     1389.78     1.96        5634.0
             438431.8    312645.0     1388.28     2.24        5213.0
             438431.8    312645.0     1386.78     2.25        4942.0
             438431.8    312645.0     1385.28     3.03        5648.0
             438431.8    312645.0     1383.78     3.16        5943.0
             438331.8    312725.7     1407.75     1.23        2757.0
             438331.8    312725.7     1406.25     0.6         2284.0
             438331.8    312725.7     1404.75     2.0         4565.0
             438331.8    312725.7     1403.25     1.97        5490.0
             439131.0    312619.4     1415.7      2.41        3063.0
             439131.0    312619.4     1414.2      2.69        5919.0
             439131.0    312619.4     1412.7      2.19        5111.0
             439131.0    312619.4     1411.2      1.49        2926.0
             439131.0    312619.4     1409.7      2.04        4882.0
             439131.0    312619.4     1408.2      2.27        4017.0
             439131.0    312619.4     1406.7      2.29        4072.0
             439131.0    312619.4     1405.2      1.86        3427.0
             439131.0    312619.4     1403.7      1.85        4086.0
             439131.0    312619.4     1402.2      1.79        1826.0
             439131.0    312619.4     1400.7      1.74        3294.0
             439131.0    312619.4     1399.2      1.53        3478.0
             439131.0    312619.4     1397.7      1.76        3250.0
             439131.0    312619.4     1396.2      1.9         2986.0
             439131.0    312619.4     1394.7      1.73        2949.0
             439131.0    312619.4     1393.2      1.86        2764.0
             439131.0    312619.4     1391.7      1.8         2374.0
             438231.0    312626.5     1406.31     1.4         3674.0
             438231.0    312626.5     1404.81     0.99        2359.0
             438231.0    312626.5     1403.31     1.57        5428.0
             438231.0    312626.5     1401.81     2.01        5608.0
             438231.0    312626.5     1400.31     1.81        5333.0
             438231.0    312626.5     1398.81     2.34        6105.0
             438231.0    312626.5     1397.31     2.3         4579.0
             438131.0    312627.3     1406.31     1.26        3247.0
             438131.0    312627.3     1404.81     0.99        2822.0
             438131.0    312627.3     1403.31     1.13        3440.0

             438131.0    312627.3     1401.81     2.04        6082.0
             438131.0    312627.3     1400.31     2.04        5229.0
             438131.0    312627.3     1398.81     1.7         4295.0
             438031.0    312628.1     1406.24     1.15        2729.0
             438031.0    312628.1     1404.74     1.16        2669.0
             438031.0    312628.1     1403.24     1.29        3406.0
             438031.0    312628.1     1401.74     2.55        6882.0
             438031.0    312628.1     1400.24     1.64        4181.0
             437931.0    312628.9     1406.21     1.21        3250.0
             437931.0    312628.9     1404.71     1.02        2554.0
             437931.0    312628.9     1403.21     1.98        5509.0
             437931.0    312628.9     1401.71     0.43        927.0
             439031.0    312620.2     1414.91     1.76        3230.0
             439031.0    312620.2     1413.41     1.6         3474.0
             439031.0    312620.2     1411.91     1.81        4077.0
             439031.0    312620.2     1410.41     2.25        3387.0
             439031.0    312620.2     1408.91     2.07        3976.0
             439031.0    312620.2     1407.41     2.47        3308.0
             439031.0    312620.2     1405.91     1.87        3206.0
             439031.0    312620.2     1404.41     1.46        2805.0
             439031.0    312620.2     1402.91     1.49        1584.0
             439031.0    312620.2     1401.41     2.22        4195.0
             439031.0    312620.2     1399.91     1.57        3337.0
             439031.0    312620.2     1398.41     1.13        2559.0
             439031.0    312620.2     1396.91     1.22        2557.0
             439031.0    312625.2     1414.91     2.11        4894.0
             439031.0    312625.2     1413.41     1.73        3922.0
             439031.0    312625.2     1411.91     2.1         5179.0
             439031.0    312625.2     1410.41     2.25        4187.0
             439031.0    312625.2     1408.91     2.32        3943.0
             439031.0    312625.2     1407.41     2.46        3610.0
             439031.0    312625.2     1405.91     2.01        3875.0
             439031.0    312625.2     1404.41     1.61        3262.0
             439031.0    312625.2     1402.91     2.15        3946.0
             439031.0    312625.2     1401.41     1.79        2412.0
             439031.0    312625.2     1399.91     1.77        3670.0
             439031.0    312625.2     1398.41     1.4         3044.0
             439031.0    312625.2     1396.91     1.56        3174.0
             439031.0    312625.2     1395.41     1.55        2785.0
             439031.0    312625.2     1393.91     1.52        2778.0
             439031.0    312625.2     1392.41     1.56        2731.0
             439031.0    312625.2     1390.91     1.44        2407.0
             439031.0    312625.2     1389.41     1.29        2249.0
             439031.0    312625.2     1387.91     1.67        2129.0
             439031.0    312625.2     1386.41     1.52        2098.0
             439031.0    312625.2     1384.91     1.32        2365.0
             439031.0    312625.2     1383.41     1.34        2404.0
             438931.0    312620.9     1412.13     1.08        2572.0
             438931.0    312620.9     1410.63     2.55        4734.0
             438931.0    312620.9     1409.13     2.12        3978.0
             438931.0    312620.9     1407.63     1.2         3095.0
             438931.0    312620.9     1406.13     1.67        3834.0
             438931.0    312620.9     1404.63     1.7         2656.0
             438931.0    312620.9     1403.13     1.51        3638.0
             438931.0    312620.9     1401.63     1.36        3691.0
             438931.0    312620.9     1400.13     1.13        2629.0
             438831.0    312621.7     1410.5
             438831.0    312621.7     1409.0
             438831.0    312621.7     1407.5
             438831.0    312621.7     1406.0
             438831.0    312621.7     1404.5
             438831.0    312621.7     1403.0

             438831.0    312621.7     1401.5
             438831.0    312621.7     1400.0
             438831.0    312621.7     1398.5
             438831.0    312621.7     1397.0
             438831.0    312621.7     1395.5
             438822.1    312623.5     1410.2      0.85        2785.0
             438822.1    312623.5     1408.7      1.97        4873.0
             438822.1    312623.5     1407.2      1.61        2985.0
             438822.1    312623.5     1405.7      1.54        3512.0
             438822.1    312623.5     1404.2      1.34        2748.0
             438822.1    312623.5     1402.7      1.44        2329.0
             438822.1    312623.5     1401.2      1.03        2331.0
             438822.1    312623.5     1399.7      1.13        2953.0
             438822.1    312623.5     1398.2      0.79        1932.0
             438822.1    312623.5     1396.7      0.88        2452.0
             438822.1    312623.5     1395.2      0.8         2465.0
             438822.1    312623.5     1393.7      0.81        2502.0
             438822.1    312623.5     1392.2      0.8         2227.0
             438822.1    312623.5     1390.7      0.8         1872.0
             438822.1    312623.5     1389.2      0.91        2018.0
             438822.1    312623.5     1387.7      0.91        2025.0
             438822.1    312623.5     1386.2      0.9         2033.0
             438822.1    312623.5     1384.7      1.19        2009.0
             438822.1    312623.5     1383.2      0.97        1813.0
             438731.0    312622.5     1409.29     0.9         2377.0
             438731.0    312622.5     1407.79     1.06        3246.0
             438731.0    312622.5     1406.29     1.09        2568.0
             438731.0    312622.5     1404.79     1.2         3236.0
             438731.0    312622.5     1403.29     1.21        3025.0
             438731.0    312622.5     1401.79     1.06        2365.0
             438731.0    312622.5     1400.29     0.92        2512.0
             438731.0    312622.5     1398.79     0.96        3027.0
             438731.0    312622.5     1397.29     0.78        2735.0
             438731.0    312622.5     1395.79     0.94        2822.0
             438731.0    312622.5     1394.29     0.75        2589.0
             438731.0    312627.5     1409.29     0.8         2256.0
             438731.0    312627.5     1407.79     0.88        2858.0
             438731.0    312627.5     1406.29     1.37        3346.0
             438731.0    312627.5     1404.79     1.23        2881.0
             438731.0    312627.5     1403.29     1.27        3018.0
             438731.0    312627.5     1401.79     1.08        2336.0
             438731.0    312627.5     1400.29     0.8         1882.0
             438731.0    312627.5     1398.79     0.93        2965.0
             438731.0    312627.5     1397.29     0.78        2577.0
             438731.0    312627.5     1395.79     0.79        2607.0
             438731.0    312627.5     1394.29     0.87        2864.0
             438731.0    312627.5     1392.79     0.81        2693.0
             438731.0    312627.5     1391.29     0.85        2708.0
             438731.0    312627.5     1389.79     0.93        2564.0
             438731.0    312627.5     1388.29     1.06        2681.0
             438717.9    312622.3     1408.99     0.82        2292.0
             438717.9    312622.3     1407.49     1.24        2732.0
             438717.9    312622.3     1405.99     0.94        2588.0
             438717.9    312622.3     1404.49     1.2         2809.0
             438717.9    312622.3     1402.99     1.09        2167.0
             438717.9    312622.3     1401.49     1.16        2635.0
             438717.9    312622.3     1399.99     0.88        2315.0
             438717.9    312622.3     1398.49     1.01        2393.0
             438717.9    312622.3     1396.99     1.04        2137.0
             438717.9    312622.3     1395.49     1.02        2427.0
             438717.9    312622.3     1393.99     0.87        2657.0
             438717.9    312622.3     1392.49     0.69        2115.0

             438717.9    312622.3     1390.99     0.87        2864.0
             438717.9    312622.3     1389.49     0.77        2482.0
             438717.9    312622.3     1387.99     1.04        2488.0
             438717.9    312622.3     1386.49     1.03        2413.0
             438717.9    312622.3     1384.99     0.87        2114.0
             438717.9    312622.3     1383.49     0.87        2010.0
             438717.9    312622.3     1381.99     1.12        2208.0
             438717.9    312622.3     1380.49     1.02        2260.0
             438631.0    312623.3     1408.33     1.07        2447.0
             438631.0    312623.3     1406.83     0.95        2447.0
             438631.0    312623.3     1405.33     1.06        2653.0
             438631.0    312623.3     1403.83     0.81        2192.0
             438631.0    312623.3     1402.33     0.96        2099.0
             438631.0    312623.3     1400.83     0.77        2001.0
             438631.0    312623.3     1399.33     0.69        2130.0
             438631.0    312623.3     1397.83     0.79        2181.0
             438631.0    312623.3     1396.33     0.88        2552.0
             438631.0    312628.3     1408.33     1.49        3716.0
             438631.0    312628.3     1406.83     1.1         2927.0
             438631.0    312628.3     1405.33     1.19        2914.0
             438631.0    312628.3     1403.83     0.82        2133.0
             438631.0    312628.3     1402.33     0.87        2751.0
             438631.0    312628.3     1400.83     0.9         2467.0
             438631.0    312628.3     1399.33     0.81        2222.0
             438631.0    312628.3     1397.83     0.93        2503.0
             438631.0    312628.3     1396.33     0.7         2112.0
             438631.0    312628.3     1394.83     0.67        2456.0
             438631.0    312628.3     1393.33     0.66        2496.0
             438631.0    312628.3     1391.83     0.77        2471.0
             438631.0    312628.3     1390.33     0.9         2350.0
             438631.0    312628.3     1388.83     1.03        2606.0
             438631.0    312628.3     1387.33     1.29        2687.0
             438631.0    312628.3     1385.83     1.41        3156.0
             438620.9    312623.3     1408.05     1.26        3056.0
             438620.9    312623.3     1406.55     1.23        3198.0
             438620.9    312623.3     1405.05
             438620.9    312623.3     1403.55     0.93        2577.0
             438620.9    312623.3     1402.05     0.74        2264.0
             438620.9    312623.3     1400.55     0.88        2213.0
             438620.9    312623.3     1399.05     0.93        2344.0
             438620.9    312623.3     1397.55     0.7         1878.0
             438620.9    312623.3     1396.05     0.72        2038.0
             438620.9    312623.3     1394.55     0.91        2406.0
             438620.9    312623.3     1393.05     0.8         2649.0
             438620.9    312623.3     1391.55     1.08        3003.0
             438620.9    312623.3     1390.05     1.14        2859.0
             438620.9    312623.3     1388.55     1.06        2771.0
             438620.9    312623.3     1387.05     1.02        2675.0
             438620.9    312623.3     1385.55     0.78        2138.0
             438620.9    312623.3     1384.05     0.81        2207.0
             438620.9    312623.3     1382.55     0.86        2386.0
             438620.9    312623.3     1381.05     1.55        3916.0
             438531.0    312624.1     1407.59     1.82        4269.0
             438531.0    312624.1     1406.09     1.34        3642.0
             438531.0    312624.1     1404.59     1.19        3219.0
             438531.0    312624.1     1403.09     0.98        2688.0
             438531.0    312624.1     1401.59     1.05        3135.0
             438531.0    312624.1     1400.09     0.9         2849.0
             438531.0    312624.1     1398.59     0.91        2416.0
             438531.0    312624.1     1397.09     0.72        2513.0
             438531.0    312624.1     1395.59     1.09        2986.0
             438520.6    312624.3     1407.54     0.94        2368.0

             438520.6    312624.3     1406.04     0.91        2774.0
             438520.6    312624.3     1404.54     1.41        4078.0
             438520.6    312624.3     1403.04     1.08        2815.0
             438520.6    312624.3     1401.54     1.1         3387.0
             438520.6    312624.3     1400.04     0.97        2762.0
             438520.6    312624.3     1398.54     0.9         2796.0
             438520.6    312624.3     1397.04     0.85        2518.0
             438520.6    312624.3     1395.54     0.99        3066.0
             438520.6    312624.3     1394.04     1.43        3907.0
             438520.6    312624.3     1392.54     0.7         2073.0
             438520.6    312624.3     1391.04     0.79        2409.0
             438520.6    312624.3     1389.54     0.84        2444.0
             438520.6    312624.3     1388.04     1.43        3686.0
             438431.0    312624.9     1406.96     1.37        3312.0
             438431.0    312624.9     1405.46     1.24        3041.0
             438431.0    312624.9     1403.96     1.25        3272.0
             438431.0    312624.9     1402.46     1.06        2566.0
             438431.0    312624.9     1400.96     1.86        4951.0
             438431.0    312624.9     1399.46     0.94        2426.0
             438431.0    312624.9     1397.96     1.14        3026.0
             438431.0    312624.9     1396.46     1.46        3507.0
             438431.0    312624.9     1394.96     1.58        3945.0
             438431.0    312624.9     1393.46     1.5         3843.0
             438431.0    312624.9     1391.96     2.21        4522.0
             438331.0    312625.7     1406.57     1.82        4357.0
             438331.0    312625.7     1405.07     1.5         4028.0
             438331.0    312625.7     1403.57     1.59        4418.0
             438331.0    312625.7     1402.07     1.92        5112.0
             438331.0    312625.7     1400.57     2.04        5283.0
             439130.2    312519.3     1415.7      1.66        4065.0
             439130.2    312519.3     1414.2      1.86        4443.0
             439130.2    312519.3     1412.7      1.29        2887.0
             439130.2    312519.3     1411.2      2.15        4560.0
             439130.2    312519.3     1409.7      1.63        4427.0
             439130.2    312519.3     1408.2      2.26        4065.0
             439130.2    312519.3     1406.7      2.01        4297.0
             439130.2    312519.3     1405.2      1.94        2682.0
             439130.2    312519.3     1403.7      1.41        2973.0
             439130.2    312519.3     1402.2      2.16        4605.0
             439130.2    312519.3     1400.7      1.85        3752.0
             438230.3    312526.5     1406.62     1.29        3410.0
             438130.2    312527.3     1406.11     0.96        2439.0
             438130.2    312527.3     1404.61     0.83        2618.0
             438130.2    312527.3     1403.11     0.74        2178.0
             438130.2    312527.3     1401.61     1.08        2717.0
             438130.2    312527.3     1400.11     1.59        4337.0
             438130.2    312527.3     1398.61     2.15        4711.0
             438030.3    312528.1     1405.74     0.96        2384.0
             438030.3    312528.1     1404.24     1.13        3017.0
             438030.3    312528.1     1402.74     1.87        5182.0
             438030.3    312528.1     1401.24     2.24        5634.0
             438030.3    312528.1     1399.74     2.51        5286.0
             439030.2    312520.2     1415.18     1.82        3247.0
             439030.2    312520.2     1413.68     1.49        3730.0
             439030.2    312520.2     1412.18     1.53        3092.0
             439030.2    312520.2     1410.68     2.22        2582.0
             439030.2    312520.2     1409.18     1.99        4400.0
             439030.2    312520.2     1407.68     1.61        3208.0
             439030.2    312520.2     1406.18     1.4         2752.0
             439030.2    312520.2     1404.68     2.13        5038.0
             439030.2    312520.2     1403.18     1.7         3174.0
             439030.2    312520.2     1401.68     1.65        3354.0

             439030.2    312520.2     1400.18     1.5         3653.0
             439030.2    312520.2     1398.68     1.34        2709.0
             439030.2    312520.2     1397.18     1.62        3162.0
             439030.2    312520.2     1395.68     1.59        3032.0
             439019.7    312520.8     1414.78     1.7         3385.0
             439019.7    312520.8     1413.28     1.67        3843.0
             439019.7    312520.8     1411.78     1.69        3243.0
             439019.7    312520.8     1410.28     2.43        2909.0
             439019.7    312520.8     1408.78     2.17        4738.0
             439019.7    312520.8     1407.28     1.9         3643.0
             439019.7    312520.8     1405.78     1.76        3706.0
             439019.7    312520.8     1404.28     1.91        3799.0
             439019.7    312520.8     1402.78     1.8         2985.0
             439019.7    312520.8     1401.28     1.15        2977.0
             439019.7    312520.8     1399.78     2.25        4629.0
             439019.7    312520.8     1398.28     1.88        3526.0
             439019.7    312520.8     1396.78     1.23        2519.0
             439019.7    312520.8     1395.28     1.78        2861.0
             439019.7    312520.8     1393.78     1.82        2814.0
             439019.7    312520.8     1392.28     1.55        2338.0
             439019.7    312520.8     1390.78     1.5         2423.0
             439019.7    312520.8     1389.28     1.73        2537.0
             439019.7    312520.8     1387.78     2.25        2924.0
             439019.7    312520.8     1386.28     1.8         2598.0
             439019.7    312520.8     1384.78     1.76        2598.0
             438930.2    312520.9     1412.96     1.45        3453.0
             438930.2    312520.9     1411.46     1.54        3533.0
             438930.2    312520.9     1409.96     2.21        3783.0
             438930.2    312520.9     1408.46     1.92        3833.0
             438930.2    312520.9     1406.96     1.99        3282.0
             438930.2    312520.9     1405.46     1.98        4118.0
             438930.2    312520.9     1403.96     1.25        3026.0
             438930.2    312520.9     1402.46     1.62        4627.0
             438930.2    312520.9     1400.96     1.7         3268.0
             438930.2    312520.9     1399.46     1.23        3152.0
             438930.2    312520.9     1397.96     1.11        3053.0
             438830.2    312521.7     1410.91     1.23        3115.0
             438830.2    312521.7     1409.41     1.28        3160.0
             438830.2    312521.7     1407.91     2.2         3468.0
             438830.2    312521.7     1406.41     2.16        4281.0
             438830.2    312521.7     1404.91     2.12        3454.0
             438830.2    312521.7     1403.41     1.48        2571.0
             438830.2    312521.7     1401.91     1.07        2666.0
             438830.2    312521.7     1400.41     1.02        3145.0
             438830.2    312521.7     1398.91     0.85        2601.0
             438830.2    312521.7     1397.41     0.91        3067.0
             438830.2    312521.7     1395.91     0.86        2750.0
             438830.2    312521.7     1394.41     0.79        2302.0
             438830.2    312521.7     1392.91     0.81        2110.0
             438830.2    312526.7     1410.91     1.21        3129.0
             438830.2    312526.7     1409.41     1.52        3692.0
             438830.2    312526.7     1407.91     2.1         3710.0
             438830.2    312526.7     1406.41     2.51        5039.0
             438830.2    312526.7     1404.91     2.04        3743.0
             438830.2    312526.7     1403.41     1.5         2867.0
             438830.2    312526.7     1401.91     1.16        3068.0
             438830.2    312526.7     1400.41     1.09        3273.0
             438830.2    312526.7     1398.91     0.87        3874.0
             438830.2    312526.7     1397.41     0.84        2940.0
             438830.2    312526.7     1395.91     0.74        2565.0
             438830.2    312526.7     1394.41     0.65        1948.0
             438830.2    312526.7     1392.91     0.83        2204.0

             438830.2    312526.7     1391.41     0.9         2104.0
             438830.2    312526.7     1389.91     0.91        2162.0
             438830.2    312526.7     1388.41     0.82        1936.0
             438830.2    312526.7     1386.91     0.84        1873.0
             438830.2    312526.7     1385.41     1.01        2100.0
             438830.2    312526.7     1383.91     0.95        1983.0
             438730.2    312522.5     1409.39     0.86        2372.0
             438730.2    312522.5     1407.89     0.9         3007.0
             438730.2    312522.5     1406.39     1.62        3358.0
             438730.2    312522.5     1404.89     1.42        3179.0
             438730.2    312522.5     1403.39     1.61        3245.0
             438730.2    312522.5     1401.89     1.03        2249.0
             438730.2    312522.5     1400.39     0.83        2575.0
             438730.2    312522.5     1398.89     0.83        2513.0
             438730.2    312522.5     1397.39     0.84        2791.0
             438730.2    312522.5     1395.89     0.83        2841.0
             438630.2    312523.3     1408.54     0.84        2113.0
             438630.2    312523.3     1407.04     0.88        2460.0
             438630.2    312523.3     1405.54     1.06        2908.0
             438630.2    312523.3     1404.04     0.83        1905.0
             438630.2    312523.3     1402.54     1.01        2555.0
             438630.2    312523.3     1401.04     0.99        2155.0
             438630.2    312523.3     1399.54     0.98        2424.0
             438630.2    312523.3     1398.04     0.94        2831.0
             438630.2    312523.3     1396.54     0.7         2218.0
             438630.2    312523.3     1395.04     0.77        2436.0
             438619.5    312524.6     1408.24
             438619.5    312524.6     1406.74
             438619.5    312524.6     1405.24     0.89        2358.0
             438619.5    312524.6     1403.74     0.86        1873.0
             438619.5    312524.6     1402.24     1.04        2546.0
             438619.5    312524.6     1400.74     1.0         2434.0
             438619.5    312524.6     1399.24     0.85        2725.0
             438619.5    312524.6     1397.74     0.83        2717.0
             438619.5    312524.6     1396.24     0.84        2535.0
             438619.5    312524.6     1394.74     0.83        2280.0
             438619.5    312524.6     1393.24     0.76        2142.0
             438619.5    312524.6     1391.74     0.86        2205.0
             438619.5    312524.6     1390.24     1.09        2499.0
             438619.5    312524.6     1388.74     0.83        2000.0
             438619.5    312524.6     1387.24     0.88        2050.0
             438619.5    312524.6     1385.74     0.74        1605.0
             438619.5    312524.6     1384.24     1.14        2237.0
             438619.5    312524.6     1382.74     1.32        2579.0
             438530.2    312524.1     1407.76     1.05        2905.0
             438530.2    312524.1     1406.26     1.12        3251.0
             438530.2    312524.1     1404.76     1.14        3234.0
             438530.2    312524.1     1403.26     0.87        2423.0
             438530.2    312524.1     1401.76     0.92        2643.0
             438530.2    312524.1     1400.26     0.94        2435.0
             438530.2    312524.1     1398.76     0.88        2510.0
             438530.2    312524.1     1397.26     0.69        2020.0
             438530.2    312524.1     1395.76     0.67        2104.0
             438530.2    312524.1     1394.26     0.83        2729.0
             438530.2    312524.1     1392.76     1.04        3106.0
             438530.2    312524.1     1391.26     1.29        3710.0
             438530.2    312524.1     1389.76     1.22        3165.0
             438530.2    312524.1     1388.26     1.36        3391.0
             438530.2    312529.1     1407.76     0.96        2530.0
             438530.2    312529.1     1406.26     1.26        3476.0
             438530.2    312529.1     1404.76     1.16        3045.0
             438530.2    312529.1     1403.26     1.0         2388.0

             438530.2    312529.1     1401.76     0.92        2663.0
             438530.2    312529.1     1400.26     1.0         2757.0
             438530.2    312529.1     1398.76     0.88        2423.0
             438530.2    312529.1     1397.26     0.72        2190.0
             438530.2    312529.1     1395.76     0.58        2050.0
             438530.2    312529.1     1394.26     0.62        2107.0
             438530.2    312529.1     1392.76     0.85        2474.0
             438530.2    312529.1     1391.26     1.08        3320.0
             438530.2    312529.1     1389.76     1.2         3264.0
             438530.2    312529.1     1388.26     1.23        3363.0
             438530.2    312529.1     1386.76     2.07        4270.0
             438530.2    312529.1     1385.26     1.47        3379.0
             438530.2    312529.1     1383.76     3.2         5362.0
             438530.2    312529.1     1382.26     1.21        3094.0
             438530.2    312529.1     1380.76     2.21        3881.0
             438430.2    312524.9     1407.04     1.3         2460.0
             438430.2    312524.9     1405.54     1.31        3308.0
             438430.2    312524.9     1404.04     1.22        3273.0
             438430.2    312524.9     1402.54     1.34        3337.0
             438430.2    312524.9     1401.04     1.09        2830.0
             438430.2    312524.9     1399.54     1.11        3109.0
             438430.2    312524.9     1398.04     0.99        2604.0
             438430.2    312524.9     1396.54     1.22        3246.0
             438430.2    312524.9     1395.04     1.12        2773.0
             438430.2    312524.9     1393.54     1.45        3059.0
             438430.2    312524.9     1392.04     1.03        2295.0
             438430.2    312524.9     1390.54     1.5         3386.0
             438330.2    312525.7     1407.61     1.21        2848.0
             438330.2    312525.7     1406.11     1.29        3136.0
             438330.2    312525.7     1404.61     1.82        4626.0
             439129.4    312419.4     1416.82     3.34        4463.0
             439129.4    312419.4     1415.32     1.36        2939.0
             439129.4    312419.4     1413.82     1.17        2952.0
             439129.4    312419.4     1412.32     2.5         4554.0
             439129.4    312419.4     1410.82     2.06        3807.0
             439129.4    312419.4     1409.32     2.34        4990.0
             439129.4    312419.4     1407.82     2.63        6125.0
             439129.4    312419.4     1406.32     2.16        6473.0
             439129.4    312419.4     1404.82     1.71        3897.0
             439129.4    312419.4     1403.32
             439129.4    312419.4     1401.82     1.89        4130.0
             439129.4    312419.4     1400.32     1.63        2918.0
             439129.4    312419.4     1398.82     2.27        4012.0
             439129.4    312419.4     1397.32     2.23        4186.0
             439129.4    312419.4     1395.82     1.85        2781.0
             439129.4    312419.4     1394.32     1.68        2526.0
             439129.4    312424.4     1416.82     3.61        3911.0
             439129.4    312424.4     1415.32     2.27        3871.0
             439129.4    312424.4     1413.82     1.86        4000.0
             439129.4    312424.4     1412.32     2.28        3833.0
             439129.4    312424.4     1410.82     2.76        4260.0
             439129.4    312424.4     1409.32     2.34        4197.0
             439129.4    312424.4     1407.82     2.5         5627.0
             439129.4    312424.4     1406.32     2.41        4822.0
             439129.4    312424.4     1404.82     2.42        6491.0
             439129.4    312424.4     1403.32     1.68        3633.0
             439129.4    312424.4     1401.82     1.71        3234.0
             439129.4    312424.4     1400.32     1.91        3334.0
             439129.4    312424.4     1398.82     2.5         4624.0
             439129.4    312424.4     1397.32     2.14        3389.0
             439129.4    312424.4     1395.82     2.23        2988.0
             439129.4    312424.4     1394.32     2.36        2977.0

             439129.4    312424.4     1392.82     2.46        3341.0
             439129.4    312424.4     1391.32     1.86        2869.0
             439129.4    312424.4     1389.82     1.48        2375.0
             439129.4    312424.4     1388.32     1.5         2389.0
             439129.4    312424.4     1386.82     1.33        2278.0
             439129.4    312424.4     1385.32     1.42        2547.0
             439129.4    312424.4     1383.82     1.31        2163.0
             438229.4    312426.5     1408.73     0.99        2847.0
             438229.4    312426.5     1407.23     1.02        3031.0
             438129.4    312427.3     1409.26
             438029.8    312468.1     1405.73     0.58        1632.0
             438029.8    312468.1     1404.23     1.24        3339.0
             438029.8    312468.1     1402.73     0.8         2103.0
             438029.8    312468.1     1401.23     0.73        2260.0
             437929.4    312428.9     1405.68     1.37        2519.0
             437929.4    312428.9     1404.18     1.5         3133.0
             437929.4    312428.9     1402.68     1.82        4950.0
             437929.4    312428.9     1401.18     2.2         5481.0
             437929.4    312428.9     1399.68
             437829.0    312379.7     1405.74     0.98        2364.0
             437829.0    312379.7     1404.24     1.05        2747.0
             437829.0    312379.7     1402.74     1.55        3879.0
             437829.0    312379.7     1401.24     2.45        6132.0
             437829.0    312379.7     1399.74     2.33        5505.0
             437829.0    312379.7     1398.24     3.19        3883.0
             439029.4    312420.2     1415.01     1.62        2959.0
             439029.4    312420.2     1413.51     2.26        4510.0
             439029.4    312420.2     1412.01     2.16        6019.0
             439029.4    312420.2     1410.51     1.72        3777.0
             439029.4    312420.2     1409.01     2.37        3384.0
             439029.4    312420.2     1407.51     1.79        4468.0
             439029.4    312420.2     1406.01     1.9         3914.0
             439029.4    312420.2     1404.51     2.02        4128.0
             439029.4    312420.2     1403.01     1.89        4141.0
             439029.4    312420.2     1401.51     2.12        4965.0
             439029.4    312420.2     1400.01     1.83        3768.0
             439029.4    312420.2     1398.51     1.11        3031.0
             439029.4    312420.2     1397.01     1.17        2246.0
             439029.4    312420.2     1395.51     1.47        2845.0
             439029.4    312420.2     1394.01     1.37        2546.0
             438929.4    312420.9     1413.12     1.33        2977.0
             438929.4    312420.9     1411.62     1.23        3453.0
             438929.4    312420.9     1410.12     2.0         4435.0
             438929.4    312420.9     1408.62     2.61        4148.0
             438929.4    312420.9     1407.12     1.94        3843.0
             438929.4    312420.9     1405.62     1.81        3774.0
             438929.4    312420.9     1404.12     2.82        2921.0
             438929.4    312420.9     1402.62     1.53        3689.0
             438929.4    312420.9     1401.12     1.28        3255.0
             438929.4    312420.9     1399.62     1.36        3767.0
             438929.4    312420.9     1398.12     1.09        3195.0
             438929.4    312425.9     1413.12     1.53        3037.0
             438929.4    312425.9     1411.62     1.34        3458.0
             438929.4    312425.9     1410.12     2.33        4713.0
             438929.4    312425.9     1408.62     2.53        4164.0
             438929.4    312425.9     1407.12     2.89        2987.0
             438929.4    312425.9     1405.62     2.25        3910.0
             438929.4    312425.9     1404.12     1.42        3263.0
             438929.4    312425.9     1402.62     1.58        3782.0
             438929.4    312425.9     1401.12     1.24        3196.0
             438929.4    312425.9     1399.62     1.54        3916.0
             438929.4    312425.9     1398.12     1.05        3337.0

             438929.4    312425.9     1396.62     1.2         2880.0
             438929.4    312425.9     1395.12     1.02        2272.0
             438929.4    312425.9     1393.62     1.1         2214.0
             438929.4    312425.9     1392.12     1.05        2135.0
             438929.4    312425.9     1390.62     0.95        2068.0
             438929.4    312425.9     1389.12     0.95        1858.0
             438929.4    312425.9     1387.62     0.93        2019.0
             438929.4    312425.9     1386.12     1.0         2016.0
             438829.4    312421.7     1411.16     0.95        2459.0
             438829.4    312421.7     1409.66     1.82        3808.0
             438829.4    312421.7     1408.16     1.83        4107.0
             438829.4    312421.7     1406.66     2.24        4026.0
             438829.4    312421.7     1405.16     1.96        3344.0
             438829.4    312421.7     1403.66     1.38        2513.0
             438829.4    312421.7     1402.16     1.17        2847.0
             438829.4    312421.7     1400.66     1.05        3284.0
             438829.4    312421.7     1399.16     0.89        3047.0
             438829.4    312421.7     1397.66     0.92        2995.0
             438829.4    312421.7     1396.16     0.76        2268.0
             438829.4    312421.7     1394.66     0.84        2478.0
             438829.4    312421.7     1393.16     0.87        2173.0
             438829.4    312421.7     1391.66     0.8         1751.0
             438729.4    312422.5     1409.76     0.91        2716.0
             438729.4    312422.5     1408.26     1.04        2435.0
             438729.4    312422.5     1406.76     0.92        2785.0
             438729.4    312422.5     1405.26     1.53        2780.0
             438729.4    312422.5     1403.76     1.51        3139.0
             438729.4    312422.5     1402.26     0.8         2416.0
             438729.4    312422.5     1400.76     1.06        2781.0
             438729.4    312422.5     1399.26     0.86        3009.0
             438729.4    312422.5     1397.76     0.68        2555.0
             438729.4    312422.5     1396.26     0.88        2905.0
             438729.4    312422.5     1394.76     0.74        2872.0
             438729.4    312427.5     1409.76     0.83        2339.0
             438729.4    312427.5     1408.26     1.09        3188.0
             438729.4    312427.5     1406.76     1.2         3087.0
             438729.4    312427.5     1405.26     1.6         4100.0
             438729.4    312427.5     1403.76     1.53        3222.0
             438729.4    312427.5     1402.26     1.04        2191.0
             438729.4    312427.5     1400.76     0.93        2581.0
             438729.4    312427.5     1399.26     0.89        2582.0
             438729.4    312427.5     1397.76     0.78        2874.0
             438729.4    312427.5     1396.26     0.73        2542.0
             438729.4    312427.5     1394.76     0.81        3093.0
             438729.4    312427.5     1393.26     0.79        2328.0
             438729.4    312427.5     1391.76     0.85        2085.0
             438629.4    312423.3     1409.3      0.96        2311.0
             438629.4    312423.3     1407.8      0.9         2675.0
             438629.4    312423.3     1406.3      1.02        3099.0
             438629.4    312423.3     1404.8      1.02        2544.0
             438629.4    312423.3     1403.3      1.03        2666.0
             438629.4    312423.3     1401.8      0.92        2289.0
             438629.4    312423.3     1400.3      0.89        2534.0
             438629.4    312423.3     1398.8      0.79        2410.0
             438629.4    312423.3     1397.3      0.8         2275.0
             438629.4    312423.3     1395.8      0.73        2124.0
             438629.4    312423.3     1394.3      0.86        2488.0
             438629.4    312423.3     1392.8      1.06        2510.0
             438629.4    312423.3     1391.3      1.13        2362.0
             438629.4    312423.3     1389.8      0.88        2070.0
             438619.7    312423.9     1409.15     1.03        2722.0
             438619.7    312423.9     1407.65     0.9         2535.0

             438619.7    312423.9     1406.15     1.34        3408.0
             438619.7    312423.9     1404.65     0.97        2696.0
             438619.7    312423.9     1403.15     1.33        3622.0
             438619.7    312423.9     1401.65     0.91        2516.0
             438619.7    312423.9     1400.15     0.95        2608.0
             438619.7    312423.9     1398.65     0.88        2612.0
             438619.7    312423.9     1397.15     0.82        2428.0
             438619.7    312423.9     1395.65     1.03        2930.0
             438529.4    312424.1     1408.28     0.91        2322.0
             438529.4    312424.1     1406.78     1.01        3174.0
             438529.4    312424.1     1405.28     0.98        3103.0
             438529.4    312424.1     1403.78     0.88        2652.0
             438529.4    312424.1     1402.28     0.93        2943.0
             438529.4    312424.1     1400.78     0.93        2821.0
             438529.4    312424.1     1399.28     0.86        2655.0
             438529.4    312424.1     1397.78     0.73        2212.0
             438529.4    312424.1     1396.28     0.65        2068.0
             438529.4    312424.1     1394.78     0.62        2243.0
             438529.4    312429.1     1408.28     0.92        2340.0
             438529.4    312429.1     1406.78     0.92        3062.0
             438529.4    312429.1     1405.28     1.33        3497.0
             438529.4    312429.1     1403.78     0.99        2662.0
             438529.4    312429.1     1402.28     0.78        2151.0
             438529.4    312429.1     1400.78     0.93        2285.0
             438529.4    312429.1     1399.28     0.74        2108.0
             438529.4    312429.1     1397.78     0.65        2027.0
             438529.4    312429.1     1396.28     0.6         1951.0
             438529.4    312429.1     1394.78     0.61        1922.0
             438529.4    312429.1     1393.28     1.25        3382.0
             438529.4    312429.1     1391.78     0.97        2379.0
             438529.4    312429.1     1390.28     1.31        2625.0
             438529.4    312429.1     1388.78     1.82        3385.0
             438529.4    312434.1     1408.28     1.05        2849.0
             438529.4    312434.1     1406.78     0.95        2874.0
             438529.4    312434.1     1405.28     0.9         2936.0
             438529.4    312434.1     1403.78     0.85        2309.0
             438529.4    312434.1     1402.28     0.78        1935.0
             438529.4    312434.1     1400.78     0.86        2428.0
             438529.4    312434.1     1399.28     0.84        2168.0
             438529.4    312434.1     1397.78     0.78        1997.0
             438529.4    312434.1     1396.28     0.64        1752.0
             438529.4    312434.1     1394.78     0.97        2952.0
             438529.4    312434.1     1393.28     0.66        2534.0
             438529.4    312434.1     1391.78     0.69        2096.0
             438529.4    312434.1     1390.28     0.76        2317.0
             438529.4    312434.1     1388.78     0.78        2198.0
             438529.4    312434.1     1387.28     1.19        2686.0
             438529.4    312434.1     1385.78     0.98        2611.0
             438529.4    312434.1     1384.28     1.17        2827.0
             438429.4    312424.9     1407.94     1.04        2710.0
             438429.4    312424.9     1406.44     0.99        2691.0
             438429.4    312424.9     1404.94     1.15        3236.0
             438429.4    312424.9     1403.44     1.35        3518.0
             438429.4    312424.9     1401.94     1.04        2611.0
             438429.4    312424.9     1400.44     1.02        3044.0
             438429.4    312424.9     1398.94     0.93        2359.0
             438429.4    312424.9     1397.44     0.93        2481.0
             438429.4    312424.9     1395.94     1.03        2501.0
             438429.4    312424.9     1394.44     1.35        3517.0
             438429.4    312424.9     1392.94     1.52        4181.0
             438429.4    312424.9     1391.44     2.05        5306.0
             438429.4    312424.9     1389.94     1.91        4478.0

             438429.4    312424.9     1388.44     1.95        5161.0
             438329.4    312425.7     1407.4      1.32        3057.0
             438329.4    312425.7     1405.9      1.48        3945.0
             438329.4    312425.7     1404.4      1.25        3418.0
             438329.4    312425.7     1402.9      1.27        3610.0
             438329.4    312425.7     1401.4      1.23        2646.0
             438329.4    312425.7     1399.9      1.09        2739.0
             438329.4    312425.7     1398.4      1.09        2581.0
             438329.4    312425.7     1396.9      1.6         4017.0
             438329.4    312425.7     1395.4      1.67        4051.0
             438329.4    312425.7     1393.9      2.34        5414.0
             438329.4    312425.7     1392.4      2.13        5317.0
             438329.4    312425.7     1390.9      2.25        5718.0
             439128.6    312319.4     1417.27     2.66        3400.0
             439128.6    312319.4     1415.77     2.98        5770.0
             439128.6    312319.4     1414.27     2.22        6534.0
             439128.6    312319.4     1412.77     2.85        3022.0
             439128.6    312319.4     1411.27     2.35        4332.0
             439128.6    312319.4     1409.77     2.57        4245.0
             439128.6    312319.4     1408.27     1.94        4255.0
             439128.6    312319.4     1406.77     2.01        3608.0
             439128.6    312319.4     1405.27     2.51        5047.0
             439128.6    312319.4     1403.77     2.16        3693.0
             439128.6    312319.4     1402.27     1.53        3395.0
             439128.6    312319.4     1400.77     1.97        3407.0
             439128.6    312319.4     1399.27     2.35        3469.0
             439128.6    312319.4     1397.77     1.77        2692.0
             439128.6    312319.4     1396.27     2.07        2679.0
             439128.6    312319.4     1394.77     2.0         2992.0
             438228.6    312326.5     1409.19     1.31        3514.0
             438228.6    312326.5     1407.69     1.54        3969.0
             438228.6    312326.5     1406.19     1.12        3262.0
             438228.6    312326.5     1404.69     1.12        3193.0
             438128.6    312327.3     1410.11     0.49        1631.0
             438028.6    312328.1     1410.27     0.19        609.0
             437928.0    312261.7     1406.33     1.29        2277.0
             437928.0    312261.7     1404.83     1.12        2805.0
             437928.0    312261.7     1403.33     0.27        604.0
             437928.0    312266.7     1406.33     1.3         2517.0
             437928.0    312266.7     1404.83     1.97        2775.0
             437928.0    312266.7     1403.33     1.13        3302.0
             437928.0    312266.7     1401.83     1.43        3442.0
             437828.6    312329.7     1405.83     0.98        2311.0
             437828.6    312329.7     1404.33     0.85        2377.0
             437828.6    312329.7     1402.83     1.19        3348.0
             437828.6    312329.7     1401.33     1.43        2861.0
             439028.6    312320.2     1415.11     2.04        4420.0
             439028.6    312320.2     1413.61     1.57        3060.0
             439028.6    312320.2     1412.11     1.58        4079.0
             439028.6    312320.2     1410.61     1.81        3832.0
             439028.6    312320.2     1409.11     1.64        3169.0
             439028.6    312320.2     1407.61     2.73        4011.0
             439028.6    312320.2     1406.11     1.9         3876.0
             439028.6    312320.2     1404.61     1.71        3531.0
             439028.6    312320.2     1403.11     1.97        4330.0
             439028.6    312320.2     1401.61     2.05        4080.0
             439028.6    312320.2     1400.11     1.38        2945.0
             439028.6    312320.2     1398.61     1.34        2787.0
             439028.6    312320.2     1397.11     1.47        2648.0
             439028.6    312320.2     1395.61     1.58        2792.0
             439028.6    312320.2     1394.11
             439019.0    312319.7     1414.78     2.27        4608.0

             439019.0    312319.7     1413.28     1.46        3469.0
             439019.0    312319.7     1411.78     1.45        3652.0
             439019.0    312319.7     1410.28     1.57        3859.0
             439019.0    312319.7     1408.78     1.72        3247.0
             439019.0    312319.7     1407.28     2.38        4294.0
             439019.0    312319.7     1405.78     2.24        4074.0
             439019.0    312319.7     1404.28     2.19        4515.0
             439019.0    312319.7     1402.78     1.84        4373.0
             439019.0    312319.7     1401.28     1.82        3901.0
             439019.0    312319.7     1399.78     1.46        3443.0
             439019.0    312319.7     1398.28     1.27        2846.0
             439019.0    312319.7     1396.78     1.31        2841.0
             439019.0    312319.7     1395.28     1.69        3332.0
             439019.0    312319.7     1393.78     1.68        3207.0
             439019.0    312319.7     1392.28     1.8         2967.0
             439019.0    312319.7     1390.78
             439019.0    312319.7     1389.28
             439019.0    312319.7     1387.78
             439019.0    312319.7     1386.28
             439019.0    312319.7     1384.78
             438928.6    312320.9     1412.66     1.09        2744.0
             438928.6    312320.9     1411.16     0.91        2593.0
             438928.6    312320.9     1409.66     1.18        3454.0
             438928.6    312320.9     1408.16     1.92        3398.0
             438928.6    312320.9     1406.66     1.3         3031.0
             438928.6    312320.9     1405.16     1.71        2965.0
             438928.6    312320.9     1403.66     1.19        2821.0
             438928.6    312320.9     1402.16     1.39        3625.0
             438928.6    312320.9     1400.66     1.13        2999.0
             438928.6    312320.9     1399.16     1.35        3086.0
             438828.6    312321.7     1411.28     1.06        2221.0
             438828.6    312321.7     1409.78     0.96        2693.0
             438828.6    312321.7     1408.28     1.7         3393.0
             438828.6    312321.7     1406.78     1.66        3886.0
             438828.6    312321.7     1405.28     2.32        3550.0
             438828.6    312321.7     1403.78     1.39        2514.0
             438828.6    312321.7     1402.28     1.04        2571.0
             438828.6    312321.7     1400.78     0.9         3093.0
             438828.6    312321.7     1399.28     0.8         2764.0
             438828.6    312321.7     1397.78     0.84        2803.0
             438828.6    312321.7     1396.28     0.77        2541.0
             438828.6    312321.7     1394.78     0.72        2063.0
             438820.8    312320.5     1410.94     1.03        2370.0
             438820.8    312320.5     1409.44     1.04        2876.0
             438820.8    312320.5     1407.94     1.43        3169.0
             438820.8    312320.5     1406.44     1.58        3977.0
             438820.8    312320.5     1404.94     1.94        3380.0
             438820.8    312320.5     1403.44     1.31        2910.0
             438820.8    312320.5     1401.94     1.01        2667.0
             438820.8    312320.5     1400.44     1.04        3201.0
             438820.8    312320.5     1398.94     0.85        3028.0
             438820.8    312320.5     1397.44     1.05        2242.0
             438820.8    312320.5     1395.94     0.86        2926.0
             438820.8    312320.5     1394.44     0.94        2620.0
             438820.8    312320.5     1392.94     0.83        2159.0
             438820.8    312320.5     1391.44     0.92        2304.0
             438820.8    312320.5     1389.94     0.88        2177.0
             438820.8    312320.5     1388.44     0.84        1895.0
             438820.8    312320.5     1386.94     1.02        2049.0
             438820.8    312320.5     1385.44     0.64        1373.0
             438728.6    312322.6     1409.95     0.89        2617.0
             438728.6    312322.6     1408.45     0.71        2128.0

             438728.6    312322.6     1406.95     0.88        2695.0
             438728.6    312322.6     1405.45     0.98        2576.0
             438728.6    312322.6     1403.95     1.19        2924.0
             438728.6    312322.6     1402.45     0.93        2018.0
             438728.6    312322.6     1400.95     0.93        2943.0
             438728.6    312322.6     1399.45     0.85        2756.0
             438728.6    312322.6     1397.95     0.76        2701.0
             438728.6    312322.6     1396.45     0.71        2492.0
             438728.6    312322.6     1394.95     0.71        2351.0
             438728.6    312322.6     1393.45     0.75        2271.0
             438728.6    312322.6     1391.95     0.9         1946.0
             438628.6    312323.3     1409.24     0.99        2703.0
             438628.6    312323.3     1407.74     0.88        2747.0
             438628.6    312323.3     1406.24     1.08        2717.0
             438628.6    312323.3     1404.74     0.98        2184.0
             438628.6    312323.3     1403.24     0.84        2354.0
             438628.6    312323.3     1401.74     0.93        2095.0
             438628.6    312323.3     1400.24     0.73        2154.0
             438628.6    312323.3     1398.74     0.77        2425.0
             438628.6    312323.3     1397.24     0.76        2343.0
             438628.6    312323.3     1395.74     0.77        2424.0
             438628.6    312323.3     1394.24     0.87        2513.0
             438628.6    312323.3     1392.74     0.86        2337.0
             438628.6    312323.3     1391.24     0.77        2239.0
             438619.9    312323.7     1409.07     0.97        2777.0
             438619.9    312323.7     1407.57     0.84        2684.0
             438619.9    312323.7     1406.07     1.19        3292.0
             438619.9    312323.7     1404.57     1.05        2512.0
             438619.9    312323.7     1403.07     1.15        3295.0
             438619.9    312323.7     1403.07     0.75        2559.0
             438619.9    312323.7     1401.57     0.93        2153.0
             438619.9    312323.7     1398.57     0.82        2729.0
             438619.9    312323.7     1397.07     0.9         2916.0
             438619.9    312323.7     1395.57     0.79        2508.0
             438619.9    312323.7     1394.07     0.85        2384.0
             438619.9    312323.7     1392.57     0.86        2282.0
             438619.9    312323.7     1391.07
             438619.9    312323.7     1389.57     1.0         2372.0
             438619.9    312323.7     1388.07     0.94        2327.0
             438619.9    312323.7     1386.57     1.72        3244.0
             438619.9    312323.7     1385.07     1.25        2403.0
             438528.6    312324.1     1408.78     0.96        2408.0
             438528.6    312324.1     1407.28     0.95        2802.0
             438528.6    312324.1     1405.78     0.8         2479.0
             438528.6    312324.1     1404.28     0.96        2473.0
             438528.6    312324.1     1402.78     0.96        2747.0
             438528.6    312324.1     1401.28     0.85        2216.0
             438528.6    312324.1     1399.78     0.88        2610.0
             438528.6    312324.1     1398.28     0.97        2765.0
             438528.6    312324.1     1396.78     0.82        2783.0
             438528.6    312324.1     1395.28     0.9         3136.0
             438528.6    312324.1     1393.78     1.12        3071.0
             438428.6    312324.9     1408.6      1.43        3336.0
             438428.6    312324.9     1407.1      0.97        2560.0
             438428.6    312324.9     1405.6      1.31        3048.0
             438428.6    312324.9     1404.1      1.15        2824.0
             438428.6    312324.9     1402.6      1.1         2706.0
             438428.6    312324.9     1401.1      0.97        2458.0
             438428.6    312324.9     1399.6      0.93        2335.0
             438428.6    312324.9     1398.1      0.93        2509.0
             438428.6    312324.9     1396.6      1.14        3354.0
             438428.6    312324.9     1395.1      1.32        3465.0

             438428.6    312324.9     1393.6      0.89        2396.0
             438428.6    312324.9     1392.1      1.63        4082.0
             438428.6    312324.9     1390.6      2.31        5198.0
             438418.6    312324.9     1408.19     1.12        2911.0
             438418.6    312324.9     1406.69     1.04        3291.0
             438418.6    312324.9     1405.19     1.3         2910.0
             438418.6    312324.9     1403.69     1.19        2881.0
             438418.6    312324.9     1402.19     0.93        2661.0
             438418.6    312324.9     1400.69     0.92        2224.0
             438418.6    312324.9     1399.19     0.8         2315.0
             438418.6    312324.9     1397.69     1.02        2839.0
             438418.6    312324.9     1396.19     1.5         3908.0
             438418.6    312324.9     1394.69     1.86        4549.0
             438418.6    312324.9     1393.19     2.05        5659.0
             438418.6    312324.9     1391.69     2.43        5778.0
             438418.6    312324.9     1390.19     2.6         5644.0
             438418.6    312324.9     1388.69     2.56        5076.0
             438418.6    312324.9     1387.19     2.49        4688.0
             438418.6    312324.9     1385.69     2.2         4731.0
             438418.6    312324.9     1384.19     1.16        4500.0
             438328.6    312325.7     1408.25     1.18        3008.0
             438328.6    312325.7     1408.25
             438328.6    312325.7     1406.75     0.99        2411.0
             438328.6    312325.7     1406.75
             438328.6    312325.7     1405.25     1.53        4110.0
             438328.6    312325.7     1405.25
             438328.6    312325.7     1403.75     1.41        3954.0
             438328.6    312325.7     1403.75
             438328.6    312325.7     1402.25     1.09        2799.0
             439127.8    312219.4     1416.76     2.43        2664.0
             439127.8    312219.4     1415.26     2.46        4018.0
             439127.8    312219.4     1413.76     2.37        5000.0
             439127.8    312219.4     1412.26     2.29        3681.0
             439127.8    312219.4     1410.76     2.33        3701.0
             439127.8    312219.4     1409.26     2.38        3711.0
             439127.8    312219.4     1407.76     2.27        2825.0
             439127.8    312219.4     1406.26     1.62        3118.0
             439127.8    312219.4     1404.76     1.52        3626.0
             439127.8    312219.4     1403.26     1.75        3617.0
             439127.8    312219.4     1401.76     1.32        3454.0
             439127.8    312219.4     1400.26     1.74        2782.0
             439127.8    312219.4     1398.76     1.45        2487.0
             439127.8    312219.4     1397.26     1.91        2191.0
             439127.8    312219.4     1395.76     2.31        2477.0
             439116.9    312220.2     1416.54     2.45        2306.0
             439116.9    312220.2     1415.04     2.43        5059.0
             439116.9    312220.2     1413.54     2.3         4877.0
             439116.9    312220.2     1412.04     2.27        4347.0
             439116.9    312220.2     1410.54     2.12        3842.0
             439116.9    312220.2     1409.04     2.55        4359.0
             439116.9    312220.2     1407.54     2.27        3109.0
             439116.9    312220.2     1406.04     1.83        3644.0
             439116.9    312220.2     1404.54     1.51        2385.0
             439116.9    312220.2     1403.04     0.97        2795.0
             439116.9    312220.2     1401.54     1.49        3352.0
             439116.9    312220.2     1400.04     1.59        3108.0
             439116.9    312220.2     1398.54     1.48        2709.0
             439116.9    312220.2     1397.04     2.05        3006.0
             439116.9    312220.2     1395.54     2.14        2270.0
             439116.9    312220.2     1394.04     1.94        2735.0
             439116.9    312220.2     1392.54     1.9         2965.0
             439116.9    312220.2     1391.04     2.15        2954.0

             439116.9    312220.2     1389.54     2.16        2311.0
             439116.9    312220.2     1388.04     2.34        2098.0
             439116.9    312220.2     1386.54     2.11        2224.0
             439116.9    312220.2     1385.04     1.35        1822.0
             438227.8    312226.5     1407.59     0.88        2448.0
             438227.8    312226.5     1406.09     1.0         2886.0
             438227.8    312226.5     1404.59     1.08        2785.0
             438227.8    312226.5     1403.09     0.93        2488.0
             438227.8    312226.5     1401.59     0.98        2570.0
             438127.8    312227.3     1409.24     0.91        2450.0
             438127.8    312227.3     1407.74     0.84        2186.0
             438127.8    312227.3     1406.24     1.05        2771.0
             438127.8    312227.3     1404.74     0.85        2192.0
             438127.8    312227.3     1403.24     0.36        1158.0
             438027.8    312228.1     1406.43     1.11        2540.0
             438027.8    312228.1     1404.93     1.01        2312.0
             438027.8    312228.1     1403.43     0.92        2141.0
             438027.8    312228.1     1401.93     0.79        2284.0
             438027.8    312228.1     1400.43     0.82        2465.0
             438027.8    312228.1     1398.93     1.23        3211.0
             438027.8    312228.1     1397.43     1.37        3721.0
             438027.8    312228.1     1395.93     1.96        5275.0
             438027.8    312228.1     1394.43     1.56        4626.0
             438027.8    312228.1     1392.93     1.23        3034.0
             438027.8    312228.1     1391.43     1.09        3516.0
             437927.8    312228.9     1406.6      0.94        2071.0
             437927.8    312228.9     1405.1      1.0         2753.0
             437927.8    312228.9     1403.6      1.05        2633.0
             437927.8    312228.9     1402.1      1.01        2574.0
             437927.8    312228.9     1400.6      1.03        2357.0
             437927.8    312228.9     1399.1      1.46        3933.0
             437927.8    312228.9     1397.6      2.54        6489.0
             437927.8    312228.9     1396.1      2.21        5300.0
             437927.8    312228.9     1394.6      2.58        6668.0
             437927.8    312228.9     1393.1      2.43        6365.0
             437827.8    312229.7     1407.0      1.35        2076.0
             437827.8    312229.7     1405.5      0.87        1860.0
             437827.8    312229.7     1404.0      1.39        3703.0
             437827.8    312229.7     1402.5      1.06        2502.0
             437827.8    312229.7     1401.0      1.69        4433.0
             437827.8    312229.7     1399.5      1.17        2872.0
             439027.8    312220.2     1414.35     1.48        2702.0
             439027.8    312220.2     1412.85     1.37        3295.0
             439027.8    312220.2     1411.35     1.29        2962.0
             439027.8    312220.2     1409.85     1.58        3766.0
             439027.8    312220.2     1408.35     1.58        2446.0
             439027.8    312220.2     1406.85     1.49        3177.0
             439027.8    312220.2     1405.35     1.78        3370.0
             439027.8    312220.2     1403.85     1.51        3652.0
             439027.8    312220.2     1402.35     1.35        3704.0
             439027.8    312220.2     1400.85     1.55        3925.0
             439027.8    312220.2     1399.35     1.03        2899.0
             439027.8    312220.2     1397.85     0.94        2607.0
             439027.8    312220.2     1396.35     1.0         2458.0
             439027.8    312220.2     1394.85     1.09        2496.0
             438927.8    312220.9     1412.41     1.03        2291.0
             438927.8    312220.9     1410.91     0.96        2525.0
             438927.8    312220.9     1409.41     0.88        2712.0
             438927.8    312220.9     1407.91     1.05        2240.0
             438927.8    312220.9     1406.41     2.04        3390.0
             438927.8    312220.9     1404.91     1.44        2939.0
             438927.8    312220.9     1403.41     0.99        2203.0

             438927.8    312220.9     1401.91     1.09        3074.0
             438927.8    312220.9     1400.41     1.04        3007.0
             438927.8    312220.9     1398.91     0.94        2943.0
             438927.8    312220.9     1397.41     0.76        2348.0
             438927.8    312220.9     1395.91     0.78        2256.0
             438927.8    312220.9     1394.41     0.8         2043.0
             438927.8    312225.9     1412.41     1.19        2501.0
             438927.8    312225.9     1410.91     1.11        3104.0
             438927.8    312225.9     1409.41     0.94        2780.0
             438927.8    312225.9     1407.91     1.15        2574.0
             438927.8    312225.9     1406.41     1.26        2746.0
             438927.8    312225.9     1404.91     1.72        3519.0
             438927.8    312225.9     1403.41     1.26        2692.0
             438927.8    312225.9     1401.91     1.19        3114.0
             438927.8    312225.9     1400.41     1.17        3419.0
             438927.8    312225.9     1398.91     1.02        3053.0
             438927.8    312225.9     1397.41     0.92        2854.0
             438927.8    312225.9     1395.91     0.87        2473.0
             438927.8    312225.9     1394.41     0.97        2100.0
             438927.8    312225.9     1392.91     1.09        1889.0
             438927.8    312225.9     1391.41
             438927.8    312225.9     1389.91     0.9         1888.0
             438927.8    312225.9     1388.41     0.85        1690.0
             438927.8    312225.9     1386.91     1.03        2227.0
             438827.8    312221.7     1411.22     0.93        2598.0
             438827.8    312221.7     1409.72     1.04        2736.0
             438827.8    312221.7     1408.22     1.96        5056.0
             438827.8    312221.7     1406.72     1.12        2693.0
             438827.8    312221.7     1405.22     1.2         2740.0
             438827.8    312221.7     1403.72     1.24        2686.0
             438827.8    312221.7     1402.22     0.94        2142.0
             438827.8    312221.7     1400.72     1.0         2669.0
             438827.8    312221.7     1399.22     0.83        2752.0
             438827.8    312221.7     1397.72     0.86        2620.0
             438827.8    312221.7     1396.22     0.75        2455.0
             438827.8    312221.7     1394.72     0.93        2418.0
             438827.8    312221.7     1393.22     0.83        2167.0
             438827.8    312221.7     1391.72     0.9         2056.0
             438827.8    312221.7     1390.22     0.88        2158.0
             438727.8    312222.5     1410.34     0.88        2735.0
             438727.8    312222.5     1408.84     1.16        2833.0
             438727.8    312222.5     1407.34     0.76        2355.0
             438727.8    312222.5     1405.84     0.82        2212.0
             438727.8    312222.5     1404.34     0.84        1996.0
             438727.8    312222.5     1402.84     0.82        2112.0
             438727.8    312222.5     1401.34     0.75        1823.0
             438727.8    312222.5     1399.84     0.72        2325.0
             438727.8    312222.5     1398.34     0.78        2387.0
             438727.8    312222.5     1396.84     0.69        2357.0
             438727.8    312222.5     1395.34     0.66        2380.0
             438727.8    312227.5     1410.34     0.99        3462.0
             438727.8    312227.5     1408.84     1.0         3038.0
             438727.8    312227.5     1407.34     1.18        3471.0
             438727.8    312227.5     1405.84     1.01        2370.0
             438727.8    312227.5     1404.34     0.98        2481.0
             438727.8    312227.5     1402.84     0.92        2563.0
             438727.8    312227.5     1401.34     0.89        2282.0
             438727.8    312227.5     1399.84     0.8         2979.0
             438727.8    312227.5     1398.34     1.98        3568.0
             438727.8    312227.5     1396.84     0.85        3198.0
             438727.8    312227.5     1395.34     0.77        2612.0
             438727.8    312227.5     1393.84     0.77        2288.0

             438727.8    312227.5     1392.34     0.84        2257.0
             438727.8    312227.5     1390.84     0.86        1926.0
             438727.8    312227.5     1389.34     0.83        2045.0
             438727.8    312227.5     1387.84     0.86        2063.0
             438727.8    312227.5     1386.34     0.87        1920.0
             438727.8    312227.5     1384.84     0.86        1820.0
             438727.8    312227.5     1383.34     0.87        1668.0
             438627.8    312223.3     1409.73     1.07        2760.0
             438627.8    312223.3     1408.23     1.02        2891.0
             438627.8    312223.3     1406.73     0.99        2605.0
             438627.8    312223.3     1405.23     0.88        2342.0
             438627.8    312223.3     1403.73     0.85        2246.0
             438627.8    312223.3     1402.23     0.87        2376.0
             438627.8    312223.3     1400.73     0.86        2099.0
             438627.8    312223.3     1399.23     0.84        2528.0
             438627.8    312223.3     1397.73     0.8         2651.0
             438627.8    312223.3     1396.23     0.79        2545.0
             438627.8    312223.3     1394.73     0.74        2341.0
             438627.8    312223.3     1393.23     0.75        2289.0
             438527.8    312224.1     1408.93     0.87        2580.0
             438527.8    312224.1     1407.43     0.91        2767.0
             438527.8    312224.1     1405.93     0.93        2669.0
             438527.8    312224.1     1404.43     1.0         2424.0
             438527.8    312224.1     1402.93     0.83        2150.0
             438527.8    312224.1     1401.43     0.8         2189.0
             438527.8    312224.1     1399.93     0.8         2342.0
             438527.8    312224.1     1398.43     0.83        2452.0
             438527.8    312224.1     1396.93     0.81        2800.0
             438527.8    312224.1     1395.43     0.77        2551.0
             438527.8    312224.1     1393.93     0.87        2573.0
             438527.8    312229.1     1408.93     0.99        2768.0
             438527.8    312229.1     1407.43     1.0         2983.0
             438527.8    312229.1     1405.93     0.99        2723.0
             438527.8    312229.1     1404.43     0.94        2456.0
             438527.8    312229.1     1402.93     0.87        1991.0
             438527.8    312229.1     1401.43     0.89        2480.0
             438527.8    312229.1     1399.93     0.94        2623.0
             438527.8    312229.1     1398.43     0.93        2877.0
             438527.8    312229.1     1396.93     0.84        2692.0
             438527.8    312229.1     1395.43     1.04        3072.0
             438527.8    312229.1     1393.93     0.91        2657.0
             438527.8    312229.1     1392.43     0.83        2553.0
             438527.8    312229.1     1390.93     1.03        2793.0
             438527.8    312229.1     1389.43     0.78        2015.0
             438427.8    312224.9     1408.74     1.21        3298.0
             438427.8    312224.9     1407.24     0.97        2622.0
             438427.8    312224.9     1405.74     1.01        2783.0
             438427.8    312224.9     1404.24     0.94        2630.0
             438427.8    312224.9     1402.74     0.98        2345.0
             438427.8    312224.9     1401.24     0.91        2580.0
             438427.8    312224.9     1399.74     0.94        2746.0
             438427.8    312224.9     1398.24     0.77        2669.0
             438427.8    312224.9     1396.74     0.89        2754.0
             438427.8    312224.9     1395.24     1.24        3485.0
             438427.8    312224.9     1393.74     1.23        3519.0
             438427.8    312224.9     1392.24     1.95        5575.0
             438427.8    312224.9     1390.74     1.77        4329.0
             438427.8    312224.9     1389.24     1.98        4602.0
             438427.8    312224.9     1387.74     2.2         4390.0
             438327.8    312225.7     1408.13     0.98        2644.0
             438327.8    312225.7     1406.63     0.89        2502.0
             438327.8    312225.7     1405.13     0.96        3258.0

             438327.8    312225.7     1403.63     0.95        2658.0
             438327.8    312225.7     1402.13     0.93        2401.0
             438327.8    312225.7     1400.63     0.93        2891.0
             438327.8    312225.7     1399.13     0.93        2830.0
             439127.0    312119.4     1417.43     2.28        6031.0
             439127.0    312119.4     1415.93     2.24        4697.0
             439127.0    312119.4     1414.43     2.16        5227.0
             439127.0    312119.4     1412.93     2.19        5582.0
             439127.0    312119.4     1411.43     2.06        3912.0
             439127.0    312119.4     1409.93     2.31        3476.0
             439127.0    312119.4     1408.43     1.88        3568.0
             439127.0    312119.4     1406.93     2.08        3269.0
             439127.0    312119.4     1405.43     1.69        3264.0
             439127.0    312119.4     1403.93     1.75        4182.0
             439127.0    312119.4     1402.43     1.5         3233.0
             439127.0    312119.4     1400.93     1.51        3868.0
             439127.0    312119.4     1399.43     1.47        2696.0
             439127.0    312119.4     1397.93     1.99        2906.0
             439127.0    312119.4     1396.43     1.82        2690.0
             439127.0    312119.4     1394.93     2.72        2693.0
             439127.0    312119.4     1393.43     1.76        2358.0
             439127.0    312119.4     1391.93     1.37        2015.0
             439127.0    312119.4     1390.43     1.75        2338.0
             439127.0    312119.4     1388.93     1.8         2251.0
             439127.0    312119.4     1387.43     1.86        2733.0
             438227.0    312126.5     1408.98     1.73        3350.0
             438227.0    312126.5     1407.48     1.96        4808.0
             438227.0    312126.5     1405.98
             438227.0    312126.5     1404.48     0.89        2300.0
             438227.0    312126.5     1402.98     0.87        2315.0
             438227.0    312126.5     1401.48     0.72        1949.0
             438227.0    312126.5     1399.98     1.36        3629.0
             438227.0    312126.5     1398.48     1.15        3911.0
             438227.0    312126.5     1396.98     1.04        2819.0
             438227.0    312126.5     1395.48     0.66        1916.0
             438227.0    312126.5     1393.98     0.78        2514.0
             438127.0    312127.3     1408.17     1.01        2485.0
             438127.0    312127.3     1406.67     2.66        3750.0
             438127.0    312127.3     1405.17     1.36        2854.0
             438127.0    312127.3     1403.67     1.48        3539.0
             438127.0    312127.3     1402.17     1.22        3637.0
             438127.0    312127.3     1400.67     1.63        4652.0
             438127.0    312127.3     1399.17     1.06        2998.0
             438127.0    312127.3     1397.67     1.06        3060.0
             438027.0    312128.1     1408.23     1.38        1718.0
             438027.0    312128.1     1406.73     1.08        1809.0
             438027.0    312128.1     1405.23     1.45        2222.0
             438027.0    312128.1     1403.73     1.03        2464.0
             438027.0    312128.1     1402.23     1.06        2880.0
             438027.0    312128.1     1400.73     0.85        2506.0
             438027.0    312128.1     1399.23     1.61        4319.0
             438027.0    312128.1     1397.73     1.02        3191.0
             438027.0    312128.1     1396.23     1.04        3876.0
             438027.0    312128.1     1394.73     0.99        3303.0
             437927.0    312128.9     1408.03     1.72        2528.0
             437927.0    312128.9     1406.53     1.03        1803.0
             437927.0    312128.9     1405.03     1.33        2674.0
             437927.0    312128.9     1403.53     0.9         2552.0
             437927.0    312128.9     1402.03     0.95        2517.0
             437927.0    312128.9     1400.53     1.09        2781.0
             437927.0    312128.9     1399.03     1.55        4006.0
             437927.0    312128.9     1397.53     1.84        4650.0

             437927.0    312128.9     1396.03     2.35        5932.0
             437927.0    312128.9     1394.53     2.56        6314.0
             437927.0    312128.9     1393.03     2.42        6434.0
             437927.0    312128.9     1391.53     1.91        5324.0
             437827.0    312129.7     1409.5      2.41        3295.0
             437827.0    312129.7     1408.0      2.02        2337.0
             437827.0    312129.7     1406.5      1.22        1799.0
             437827.0    312129.7     1405.0      1.03        2660.0
             437827.0    312129.7     1403.5      0.85        2306.0
             437827.0    312129.7     1402.0      0.97        2492.0
             437827.0    312129.7     1400.5      1.61        4429.0
             437827.0    312129.7     1399.0      2.03        5003.0
             437827.0    312129.7     1397.5      2.06        5260.0
             439027.0    312120.2     1415.75     1.71        3039.0
             439027.0    312120.2     1414.25     1.96        3651.0
             439027.0    312120.2     1412.75     1.48        2949.0
             439027.0    312120.2     1411.25     1.57        3891.0
             439027.0    312120.2     1409.75     1.47        3732.0
             439027.0    312120.2     1408.25     1.52        2921.0
             439027.0    312120.2     1406.75     1.4         2120.0
             439027.0    312120.2     1405.25     1.67        2834.0
             439027.0    312120.2     1403.75     1.17        2535.0
             439027.0    312120.2     1402.25     1.11        2342.0
             439027.0    312120.2     1400.75     1.11        2668.0
             439027.0    312120.2     1399.25     1.38        2797.0
             438927.0    312121.0     1414.66     1.33        2379.0
             438927.0    312121.0     1413.16     1.38        2548.0
             438927.0    312121.0     1411.66     1.11        2575.0
             438927.0    312121.0     1410.16     1.19        2975.0
             438927.0    312121.0     1408.66     1.01        2789.0
             438927.0    312121.0     1407.16     1.23        2705.0
             438927.0    312121.0     1405.66     1.02        2297.0
             438927.0    312121.0     1404.16     1.09        2387.0
             438927.0    312121.0     1402.66     1.11        2863.0
             438927.0    312121.0     1401.16     0.88        2525.0
             438927.0    312121.0     1399.66     0.72        2466.0
             438827.0    312121.8     1414.05     2.15        3991.0
             438827.0    312121.8     1412.55     1.93        3837.0
             438827.0    312121.8     1411.05     1.58        3887.0
             438827.0    312121.8     1409.55     1.41        3585.0
             438827.0    312121.8     1408.05     1.2         3647.0
             438827.0    312121.8     1406.55     1.07        2328.0
             438827.0    312121.8     1405.05     0.97        2347.0
             438827.0    312121.8     1403.55     1.17        3005.0
             438827.0    312121.8     1402.05     0.91        2147.0
             438827.0    312121.8     1400.55     0.83        2340.0
             438827.0    312121.8     1399.05     0.89        2841.0
             438827.0    312121.8     1397.55     0.8         2616.0
             438827.0    312121.8     1396.05     0.75        2356.0
             438827.0    312121.8     1394.55     0.94        2245.0
             438827.0    312121.8     1393.05     0.9         1911.0
             438727.0    312122.6     1412.71     1.51        3755.0
             438727.0    312122.6     1411.21     2.08        3789.0
             438727.0    312122.6     1409.71     1.3         3117.0
             438727.0    312122.6     1408.21     1.27        3170.0
             438727.0    312122.6     1406.71     0.96        2049.0
             438727.0    312122.6     1405.21     0.95        2083.0
             438727.0    312122.6     1403.71     1.06        2251.0
             438727.0    312122.6     1402.21     0.84        2028.0
             438727.0    312122.6     1400.71     0.87        2130.0
             438727.0    312122.6     1399.21     0.76        2344.0
             438627.0    312123.3     1412.41     2.19        4625.0

             438627.0    312123.3     1410.91     1.8         3842.0
             438627.0    312123.3     1409.41     1.84        4923.0
             438627.0    312123.3     1407.91     1.32        3620.0
             438627.0    312123.3     1406.41     1.15        2350.0
             438627.0    312123.3     1404.91     0.87        2168.0
             438627.0    312123.3     1403.41     0.89        2179.0
             438627.0    312123.3     1401.91     0.88        2239.0
             438627.0    312123.3     1400.41     0.88        2221.0
             438627.0    312123.3     1398.91     0.87        2654.0
             438627.0    312123.3     1397.41     0.77        2475.0
             438627.0    312128.3     1412.41     1.78        3832.0
             438627.0    312128.3     1410.91     1.59        3459.0
             438627.0    312128.3     1409.41     1.79        4903.0
             438627.0    312128.3     1407.91     1.28        3072.0
             438627.0    312128.3     1406.41     1.0         2080.0
             438627.0    312128.3     1404.91     1.03        2260.0
             438627.0    312128.3     1403.41     0.93        2318.0
             438627.0    312128.3     1401.91     0.88        2269.0
             438627.0    312128.3     1400.41     0.94        2297.0
             438627.0    312128.3     1398.91     0.87        2390.0
             438627.0    312128.3     1397.41     0.8         2502.0
             438627.0    312128.3     1395.91     0.98        2917.0
             438627.0    312128.3     1394.41     0.94        2786.0
             438627.0    312128.3     1392.91     0.88        2667.0
             438627.0    312128.3     1391.41     0.85        2251.0
             438627.0    312128.3     1389.91     0.97        2406.0
             438627.0    312128.3     1388.41     1.03        2217.0
             438627.0    312128.3     1386.91     1.18        2459.0
             438527.0    312124.1     1411.29     1.55        4112.0
             438527.0    312124.1     1409.79     1.48        3286.0
             438527.0    312124.1     1408.29     1.31        3154.0
             438527.0    312124.1     1406.79     1.4         3510.0
             438527.0    312124.1     1405.29     1.14        2462.0
             438527.0    312124.1     1403.79     0.89        2410.0
             438527.0    312124.1     1402.29     0.84        2321.0
             438527.0    312124.1     1400.79     0.87        2403.0
             438427.0    312124.9     1410.6      1.87        4389.0
             438427.0    312124.9     1409.1      1.91        3657.0
             438427.0    312124.9     1407.6      1.28        3402.0
             438427.0    312124.9     1406.1      1.14        2806.0
             438427.0    312124.9     1404.6      0.96        2466.0
             438427.0    312124.9     1403.1      0.99        2760.0
             438427.0    312124.9     1401.6      0.97        2815.0
             438427.0    312124.9     1400.1      0.93        2474.0
             438427.0    312124.9     1398.6      0.91        2599.0
             438427.0    312124.9     1397.1      0.89        2385.0
             438427.0    312124.9     1395.6      0.74        2053.0
             438427.0    312124.9     1394.1      0.85        2379.0
             438427.0    312124.9     1392.6      0.9         2492.0
             438427.0    312124.9     1391.1      0.82        2615.0
             438427.0    312124.9     1389.6      1.08        3456.0
             438427.0    312124.9     1388.1      2.01        5085.0
             438427.0    312124.9     1386.6      1.95        4310.0
             438427.0    312124.9     1385.1      2.18        4174.0
             438427.0    312124.9     1383.6      1.61        3559.0
             438427.0    312124.9     1382.1      1.25        2659.0
             438327.0    312125.7     1409.47     2.16        4737.0
             438327.0    312125.7     1407.97     1.74        3491.0
             438327.0    312125.7     1406.47     1.5         3881.0
             438327.0    312125.7     1404.97     1.03        3047.0
             438327.0    312125.7     1403.47     0.98        3173.0
             438327.0    312125.7     1401.97     1.02        2721.0

             438327.0    312125.7     1400.47     1.03        2946.0
             438327.0    312125.7     1398.97     1.02        2822.0
             438327.0    312125.7     1397.47     0.95        2692.0
             438327.0    312125.7     1395.97     1.17        2828.0
             438327.0    312125.7     1394.47     1.53        4030.0
             438327.0    312125.7     1392.97     2.18        5195.0
             439126.4    312064.2     1416.49     2.04        4269.0
             439126.4    312064.2     1414.99     2.41        4549.0
             439126.4    312064.2     1413.49     1.94        4311.0
             439126.4    312064.2     1411.99     1.92        3751.0
             439126.4    312064.2     1410.49     1.79        2732.0
             439126.4    312064.2     1408.99     1.72        3228.0
             439126.4    312064.2     1407.49     1.72        3491.0
             439126.4    312064.2     1405.99     1.51        2523.0
             439126.4    312064.2     1404.49     1.37        2992.0
             439126.4    312064.2     1402.99     1.7         3261.0
             439126.4    312064.2     1401.49     1.67        3596.0
             439126.4    312064.2     1399.99     1.58        2505.0
             439126.4    312064.2     1398.49     1.95        2885.0
             439126.4    312064.2     1396.99     1.42        2382.0
             439126.4    312064.2     1395.49     2.29        2866.0
             439126.4    312064.2     1393.99     2.05        2469.0
             439126.4    312064.2     1392.49     1.99        2717.0
             439126.4    312064.2     1390.99     1.34        1817.0
             438126.5    312067.6     1409.82     1.61        3658.0
             438126.5    312067.6     1408.32     2.11        4155.0
             438126.5    312067.6     1406.82     2.36        3428.0
             438126.5    312067.6     1405.32     1.13        2400.0
             438126.5    312067.6     1403.82     2.12        6165.0
             438126.5    312067.6     1402.32     2.1         3553.0
             438126.5    312067.6     1400.82     1.93        3209.0
             438126.5    312067.6     1399.32     2.06        2250.0
             438126.5    312067.6     1397.82     1.22        2482.0
             438126.5    312067.6     1396.32     1.32        2685.0
             438126.5    312067.6     1394.82     1.69        3330.0
             438126.5    312067.6     1393.32     2.05        3509.0
             438026.6    312076.8     1409.75     1.83        2283.0
             438026.6    312076.8     1408.25     2.26        1946.0
             438026.6    312076.8     1406.75     1.23        2346.0
             438026.6    312076.8     1405.25     0.96        2217.0
             438026.6    312076.8     1403.75     0.97        2725.0
             438026.6    312076.8     1402.25     1.0         2912.0
             438026.6    312076.8     1400.75     1.05        3009.0
             438026.6    312076.8     1399.25     1.36        4086.0
             438026.6    312076.8     1397.75     1.34        5257.0
             438026.6    312076.8     1396.25     1.37        5146.0
             438026.6    312076.8     1394.75     0.94        2673.0
             437926.7    312093.1     1408.07     1.13        1454.0
             437926.7    312093.1     1406.57     0.99        1759.0
             437926.7    312093.1     1405.07     0.87        2292.0
             437926.7    312093.1     1403.57     0.9         2523.0
             437926.7    312093.1     1402.07     0.86        2795.0
             437926.7    312093.1     1400.57     1.2         3376.0
             437926.7    312093.1     1399.07     1.91        5606.0
             437926.7    312093.1     1397.57     1.73        5119.0
             437926.7    312093.1     1396.07     1.06        4013.0
             437826.7    312090.2     1410.1      2.3         2768.0
             437826.7    312090.2     1408.6      2.63        2816.0
             437826.7    312090.2     1407.1      2.05        2849.0
             437826.7    312090.2     1405.6      1.2         2127.0
             437826.7    312090.2     1404.1      1.09        2553.0
             437826.7    312090.2     1402.6      0.89        2495.0

             437826.7    312090.2     1401.1      1.27        3153.0
             437826.7    312090.2     1399.6      1.77        4553.0
             437826.7    312090.2     1398.1      2.02        4968.0
             439026.5    312068.8     1416.6      2.23        4226.0
             439026.5    312068.8     1415.1      1.75        3160.0
             439026.5    312068.8     1413.6      1.77        4145.0
             439026.5    312068.8     1412.1      1.83        3718.0
             439026.5    312068.8     1410.6      1.44        2446.0
             439026.5    312068.8     1409.1      1.85        3812.0
             439026.5    312068.8     1407.6      1.63        3067.0
             439026.5    312068.8     1406.1      1.37        3070.0
             439026.5    312068.8     1404.6      1.38        2648.0
             439026.5    312068.8     1403.1      1.13        2554.0
             439026.5    312068.8     1401.6      1.21        2678.0
             439026.5    312068.8     1400.1      1.15        2976.0
             439026.5    312068.8     1398.6      1.41        3389.0
             439026.5    312068.8     1397.1      1.46        2810.0
             439026.5    312068.8     1395.6      1.44        2609.0
             439026.5    312068.8     1394.1      1.63        2491.0
             439026.5    312068.8     1392.6      1.52        1963.0
             439026.5    312068.8     1391.1      1.54        1877.0
             438926.5    312067.2     1416.0      2.61        4022.0
             438926.5    312067.2     1414.5      2.32        3480.0
             438926.5    312067.2     1413.0      2.74        5330.0
             438926.5    312067.2     1411.5      1.76        3140.0
             438926.5    312067.2     1410.0      1.58        4252.0
             438926.5    312067.2     1408.5      1.42        3363.0
             438926.5    312067.2     1407.0      1.37        2263.0
             438926.5    312067.2     1405.5      1.03        2654.0
             438926.5    312067.2     1404.0      1.54        3210.0
             438915.8    312067.4     1415.81     2.85        4422.0
             438915.8    312067.4     1414.31     2.55        3646.0
             438915.8    312067.4     1412.81     2.59        5003.0
             438915.8    312067.4     1411.31     1.62        3392.0
             438915.8    312067.4     1409.81     1.8         4563.0
             438915.8    312067.4     1408.31     1.43        3998.0
             438915.8    312067.4     1406.81     1.41        2386.0
             438915.8    312067.4     1405.31     1.09        2633.0
             438915.8    312067.4     1403.81     1.28        2753.0
             438915.8    312067.4     1402.31     1.25        2467.0
             438826.5    312066.4     1415.57     1.84        4114.0
             438826.5    312066.4     1414.07     3.4         4461.0
             438826.5    312066.4     1412.57     1.94        4513.0
             438826.5    312066.4     1411.07     1.99        4526.0
             438826.5    312066.4     1409.57     1.55        3740.0
             438826.5    312066.4     1408.07     1.29        2681.0
             438826.5    312066.4     1406.57     1.34        2600.0
             438826.5    312066.4     1405.07     1.04        2458.0
             438826.5    312066.4     1403.57     1.46        2723.0
             438726.5    312061.5     1415.26     2.57        5496.0
             438726.5    312061.5     1413.76     2.98        4703.0
             438726.5    312061.5     1412.26     1.67        3510.0
             438726.5    312061.5     1410.76     1.71        3523.0
             438726.5    312061.5     1409.26     1.76        3193.0
             438726.5    312061.5     1407.76     1.48        2348.0
             438726.5    312061.5     1406.26     1.79        3878.0
             438726.5    312061.5     1404.76     1.34        2874.0
             438726.5    312061.5     1403.26     1.22        2792.0
             438726.5    312061.5     1401.76     1.24        2446.0
             438726.5    312061.5     1400.26     0.82        2219.0
             438726.5    312061.5     1398.76     0.76        2256.0
             438726.5    312066.5     1415.26     3.02        5680.0

             438726.5    312066.5     1413.76     3.36        5387.0
             438726.5    312066.5     1412.26     2.4         4134.0
             438726.5    312066.5     1410.76     2.14        4104.0
             438726.5    312066.5     1409.26     1.94        3633.0
             438726.5    312066.5     1407.76     1.72        4338.0
             438726.5    312066.5     1406.26     2.15        4091.0
             438726.5    312066.5     1404.76     1.29        2816.0
             438726.5    312066.5     1403.26     1.35        3078.0
             438726.5    312066.5     1401.76     1.43        2697.0
             438726.5    312066.5     1400.26     1.19        2561.0
             438726.5    312066.5     1398.76     1.23        2778.0
             438726.5    312066.5     1397.26     1.08        2458.0
             438726.5    312066.5     1395.76     0.78        2639.0
             438726.5    312066.5     1394.26     0.81        2647.0
             438726.5    312066.5     1392.76     0.84        2263.0
             438726.5    312066.5     1391.26     0.92        2175.0
             438726.5    312066.5     1389.76
             438626.5    312062.2     1414.69     2.24        5930.0
             438626.5    312062.2     1413.19     2.96        6289.0
             438626.5    312062.2     1411.69     2.72        5154.0
             438626.5    312062.2     1410.19     2.41        5169.0
             438626.5    312062.2     1408.69     1.49        3097.0
             438626.5    312062.2     1407.19     1.5         2316.0
             438626.5    312062.2     1405.69     1.5         4067.0
             438626.5    312062.2     1404.19     1.16        3112.0
             438626.5    312062.2     1402.69     0.93        2605.0
             438626.5    312062.2     1401.19     0.86        2357.0
             438626.5    312062.2     1399.69     0.92        2625.0
             438626.5    312062.2     1398.19     0.86        2694.0
             438526.5    312062.2     1413.93     2.11        6364.0
             438526.5    312062.2     1412.43     2.38        5006.0
             438526.5    312062.2     1410.93     2.66        4920.0
             438526.5    312062.2     1409.43     1.96        5552.0
             438526.5    312062.2     1407.93     1.85        4145.0
             438526.5    312062.2     1406.43     1.64        3172.0
             438526.5    312062.2     1404.93     1.37        3319.0
             438526.5    312062.2     1403.43     1.18        2822.0
             438526.5    312062.2     1401.93     1.02        2822.0
             438526.5    312062.2     1400.43     0.97        2675.0
             438426.4    312052.8     1412.02     3.84        3863.0
             438426.4    312052.8     1410.52     2.97        3310.0
             438426.4    312052.8     1409.02     1.97        2699.0
             438426.4    312052.8     1407.52     1.61        4977.0
             438426.4    312052.8     1406.02     1.58        2971.0
             438426.4    312052.8     1404.52     1.53        3653.0
             438426.4    312052.8     1403.02     1.42        3204.0
             438426.4    312052.8     1401.52     1.19        2905.0
             438426.4    312052.8     1400.02     1.09        2889.0
             438426.4    312052.8     1398.52     0.83        2323.0
             438426.4    312052.8     1397.02     0.87        2508.0
             438426.4    312052.8     1395.52     0.73        2513.0
             438426.4    312052.8     1394.02     1.37        3690.0
             438426.4    312052.8     1392.52     1.11        3757.0
             438426.4    312052.8     1391.02     1.77        4301.0
             438426.4    312052.8     1389.52     2.12        4995.0
             438326.4    312051.0     1410.9      2.65        6317.0
             438326.4    312051.0     1409.4      0.85        2716.0
             438326.4    312051.0     1407.9      2.19        4494.0
             438326.4    312051.0     1406.4      1.84        4299.0
             438326.4    312051.0     1404.9      1.49        2925.0
             438326.4    312051.0     1403.4      1.47        3367.0
             438326.4    312051.0     1401.9      1.21        2962.0

             438326.4    312051.0     1400.4      1.08        2830.0
             438326.4    312051.0     1398.9      1.08        3056.0
             438326.4    312051.0     1397.4      0.85        2374.0
             438326.4    312051.0     1395.9      1.34        3856.0
             438326.4    312051.0     1394.4      2.02        5382.0
             438326.4    312051.0     1392.9      2.37        6599.0
             438326.4    312051.0     1391.4      1.99        5503.0
             438326.4    312051.0     1389.9      2.85        6213.0
             438326.4    312051.0     1388.4      3.53        7030.0
             438279.4    312426.1     1408.06     1.25        3380.0
             438279.4    312426.1     1406.56     1.16        3135.0
             438279.4    312426.1     1405.06     1.55        4246.0
             438279.4    312426.1     1403.56     1.34        3826.0
             438279.4    312426.1     1402.06     1.33        3709.0
             438279.4    312426.1     1400.56     1.19        2562.0
             438279.4    312426.1     1399.06     1.64        3976.0
             438279.4    312426.1     1397.56     1.86        4382.0
             438279.4    312426.1     1396.06     2.35        5846.0
             438279.4    312426.1     1394.56     2.96        7373.0
             438279.4    312426.1     1393.06
             438279.4    312426.1     1391.56     2.16        5414.0
             438279.4    312426.1     1390.06     2.49        5675.0
             438279.4    312426.1     1388.56     2.43        5015.0
             438279.4    312426.1     1387.06     3.01        5394.0
             438379.3    312425.2     1407.35     1.04        2616.0
             438379.3    312425.2     1405.85     1.51        3968.0
             438379.3    312425.2     1404.35     1.63        3876.0
             438379.3    312425.2     1402.85     1.58        3751.0
             438379.3    312425.2     1401.35     1.28        3139.0
             438379.3    312425.2     1399.85     1.01        2883.0
             438379.3    312425.2     1398.35     1.02        2925.0
             438379.3    312425.2     1396.85     1.34        3108.0
             438379.3    312425.2     1395.35     1.16        2786.0
             438379.3    312425.2     1393.85     1.05        3209.0
             438379.3    312425.2     1392.35     2.16        5441.0
             438379.3    312425.2     1390.85     2.19        5064.0
             438379.3    312425.2     1389.35     2.61        4510.0
             438379.3    312425.2     1387.85     1.33        3502.0
             438379.3    312425.2     1386.35     3.63        5907.0
             438379.3    312425.2     1384.85     2.76        5012.0
             438379.3    312425.2     1383.35     3.58        5435.0
             439076.4    312068.8     1416.77     3.43        6005.0
             439076.4    312068.8     1415.27     2.92        4910.0
             439076.4    312068.8     1413.77     1.7         2798.0
             439076.4    312068.8     1412.27     2.04        5206.0
             439076.4    312068.8     1410.77     2.15        5097.0
             439076.4    312068.8     1409.27     2.23        4867.0
             439076.4    312068.8     1407.77     1.8         3388.0
             439076.4    312068.8     1406.27     1.94        4168.0
             439076.4    312068.8     1404.77     1.43        2662.0
             439076.4    312068.8     1403.27     1.09        2954.0
             439076.4    312068.8     1401.77     1.66        3751.0
             439076.4    312068.8     1400.27     1.56        3447.0
             439076.4    312068.8     1398.77     1.8         3146.0
             439076.4    312068.8     1397.27     1.77        2608.0
             439076.4    312068.8     1395.77     1.62        2233.0
             439076.4    312068.8     1394.27     2.07        2339.0
             439076.4    312068.8     1392.77     1.84        2522.0
             439076.4    312068.8     1391.27     1.29        2047.0
             439076.4    312068.8     1389.77     1.16        2362.0
             439076.4    312068.8     1388.27     1.28        2386.0
             439076.4    312068.8     1386.77     1.17        2035.0

             438277.0    312125.9     1409.53     1.76        3674.0
             438277.0    312125.9     1408.03     2.08        4839.0
             438277.0    312125.9     1406.53     1.07        2985.0
             438277.0    312125.9     1405.03     0.9         2078.0
             438277.0    312125.9     1403.53     1.27        3780.0
             438277.0    312125.9     1402.03     0.88        2263.0
             438277.0    312125.9     1400.53     0.95        2643.0
             438277.0    312125.9     1399.03     0.89        2887.0
             438277.0    312125.9     1397.53     1.21        3298.0
             438277.0    312125.9     1396.03     1.85        4031.0
             438277.0    312125.9     1394.53     2.57        5976.0
             438277.0    312125.9     1393.03     2.62        6551.0
             438277.0    312125.9     1391.53     2.32        5480.0
             438277.0    312125.9     1390.03     2.79        5911.0
             438277.0    312125.9     1388.53     1.89        4926.0
             438277.0    312125.9     1387.03     3.04        5326.0
             438777.0    312122.1     1413.42     1.92        5400.0
             438777.0    312122.1     1411.92     1.85        3630.0
             438777.0    312122.1     1410.42     1.63        4337.0
             438777.0    312122.1     1408.92     1.41        3826.0
             438777.0    312122.1     1407.42     1.28        3003.0
             438777.0    312122.1     1405.92     1.23        2636.0
             438777.0    312122.1     1404.42     1.11        2842.0
             438777.0    312122.1     1402.92     1.02        2571.0
             438777.0    312122.1     1401.42     0.9         2476.0
             438777.0    312122.1     1399.92     1.19        3169.0
             438777.0    312122.1     1398.42     0.78        2459.0
             438777.0    312122.1     1396.92     0.87        2858.0
             438777.0    312122.1     1395.42     0.78        2569.0
             438777.0    312122.1     1393.92     1.4         4076.0
             438777.0    312122.1     1392.42     0.87        2055.0
             438777.0    312122.1     1390.92     0.97        1927.0
             438777.0    312122.1     1389.42     1.05        2122.0
             438777.0    312122.1     1387.92     0.64        1404.0
             439344.7    313267.1     1403.86     1.17        2532.0
             439344.7    313267.1     1402.36     1.21        2988.0
             439344.7    313267.1     1400.86     1.22        3628.0
             439344.7    313267.1     1399.36     1.69        3907.0
             439344.7    313267.1     1397.86     1.54        3779.0
             439344.7    313267.1     1396.36     1.05        2576.0
             439344.7    313267.1     1394.86     1.23        2777.0
             439344.7    313267.1     1393.36     0.92        2521.0
             439344.7    313267.1     1391.86     1.13        2083.0
             439344.7    313267.1     1390.36     1.04        2140.0
             439344.7    313267.1     1388.86     1.28        2379.0
             439344.7    313267.1     1387.36     0.93        2074.0
             439344.7    313267.1     1385.86     0.99        2159.0
             439344.7    313267.1     1384.36     1.74        3272.0
             439358.3    313193.1     1404.58     1.26        2965.0
             439358.3    313193.1     1403.08     1.36        3026.0
             439358.3    313193.1     1401.58     1.44        4585.0
             439358.3    313193.1     1400.08     1.04        3596.0
             439358.3    313193.1     1398.58     1.62        4689.0
             439358.3    313193.1     1397.08     1.26        3589.0
             439358.3    313193.1     1395.58     1.32        2568.0
             439358.3    313193.1     1394.08     1.29        2838.0
             439358.3    313193.1     1392.58     1.06        2321.0
             439358.3    313193.1     1391.08     0.99        2396.0
             439358.3    313193.1     1389.58     1.29        3111.0
             439358.3    313193.1     1388.08     1.13        2505.0
             439358.3    313193.1     1386.58     1.11        2588.0
             439358.3    313193.1     1385.08     1.18        2864.0

             439358.3    313193.1     1383.58     1.19        2826.0
             439358.3    313193.1     1382.08     1.21        2690.0
             439358.3    313193.1     1380.58     0.9         1767.0
             439321.2    313143.2     1404.65     2.08        3102.0
             439321.2    313143.2     1403.15     1.52        3350.0
             439321.2    313143.2     1401.65     1.33        3693.0
             439321.2    313143.2     1400.15     1.6         4785.0
             439321.2    313143.2     1398.65     1.41        4699.0
             439321.2    313143.2     1397.15     1.3         3255.0
             439321.2    313143.2     1395.65     1.35        3146.0
             439321.2    313143.2     1394.15     1.04        2328.0
             439321.2    313143.2     1392.65     1.13        2867.0
             439321.2    313143.2     1391.15     1.16        1943.0
             439321.2    313143.2     1389.65     0.97        1334.0
             439321.2    313143.2     1388.15     1.06        1431.0
             439321.2    313143.2     1386.65     1.71        3943.0
             439321.2    313143.2     1385.15     1.04        1850.0
             439321.2    313143.2     1383.65     1.14        2079.0
             439321.2    313143.2     1382.15     1.22        2379.0
             439258.4    313114.7     1404.5      1.39        2393.0
             439258.4    313114.7     1403.0      1.26        3113.0
             439258.4    313114.7     1401.5      1.38        3533.0
             439258.4    313114.7     1400.0      1.28        4149.0
             439258.4    313114.7     1398.5      1.11        4179.0
             439258.4    313114.7     1397.0      1.51        3661.0
             439258.4    313114.7     1395.5      1.29        3026.0
             439258.4    313114.7     1394.0      0.89        2025.0
             439258.4    313114.7     1392.5      1.11        2636.0
             439258.4    313114.7     1391.0      1.46        2434.0
             439258.4    313114.7     1389.5      1.21        2143.0
             439258.4    313114.7     1388.0      0.96        1903.0
             439258.4    313114.7     1386.5      1.0         1953.0
             439258.4    313114.7     1385.0      1.01        2039.0
             439258.4    313114.7     1383.5      1.21        2395.0
             439258.4    313114.7     1382.0      0.98        1995.0
             438885.0    313121.3     1411.31     0.98        2233.0
             438885.0    313121.3     1409.81     1.04        3008.0
             438885.0    313121.3     1408.31     1.28        3436.0
             438885.0    313121.3     1406.81     1.0         2506.0
             438885.0    313121.3     1405.31     1.0         2732.0
             438885.0    313121.3     1403.81     1.02        2428.0
             438885.0    313121.3     1402.31     1.25        2838.0
             438885.0    313121.3     1400.81     1.22        3292.0
             438885.0    313121.3     1399.31     0.78        2578.0
             438885.0    313121.3     1397.81     0.56        2028.0
             438885.0    313121.3     1396.31     0.59        2429.0
             438885.0    313121.3     1394.81     0.81        2885.0
             438885.0    313121.3     1393.31     1.38        5153.0
             438885.0    313121.3     1391.81     1.82        4096.0
             438885.0    313121.3     1390.31     1.08        2944.0
             438784.2    313022.1     1410.14     0.92        2571.0
             438784.2    313022.1     1408.64     1.21        4213.0
             438784.2    313022.1     1407.14     1.03        3116.0
             438784.2    313022.1     1405.64     0.92        2528.0
             438784.2    313022.1     1404.14     1.14        2531.0
             438784.2    313022.1     1402.64     0.96        2507.0
             438784.2    313022.1     1401.14     1.07        2579.0
             438784.2    313022.1     1399.64     1.05        2638.0
             438784.2    313022.1     1398.14     3.21        5920.0
             438784.2    313022.1     1396.64     1.04        2828.0
             438784.2    313022.1     1395.14     1.07        3038.0
             438784.2    313022.1     1393.64     1.22        3546.0

             438784.2    313022.1     1392.14     0.9         2237.0
             438784.2    313022.1     1390.64     0.95        2535.0
             438784.2    313022.1     1389.14     0.98        2511.0
             438380.9    312625.3     1406.7      1.83        4290.0
             438380.9    312625.3     1405.2      1.67        4370.0
             438380.9    312625.3     1403.7      1.24        3557.0
             438380.9    312625.3     1402.2      1.81        4528.0
             438380.9    312625.3     1400.7      1.48        4139.0
             438380.9    312625.3     1399.2      1.61        4260.0
             438380.9    312625.3     1397.7      1.59        4431.0
             438380.9    312625.3     1396.2      1.64        4423.0
             438380.9    312625.3     1394.7      2.06        5283.0
             438380.9    312625.3     1393.2      2.48        5658.0
             438380.9    312625.3     1391.7      1.52        6387.0
             438380.9    312625.3     1390.2      2.46        6105.0
             438380.9    312625.3     1388.7      3.24        7174.0
             438380.9    312625.3     1387.2      3.17        6491.0
             438380.9    312625.3     1385.7      3.0         5718.0
             438380.9    312625.3     1384.2      3.89        6611.0
             438380.9    312625.3     1382.7      3.73        5511.0
             438380.2    312525.2     1407.42     1.31        2878.0
             438380.2    312525.2     1405.92     1.2         3254.0
             438380.2    312525.2     1404.42     1.6         3786.0
             438380.2    312525.2     1402.92     1.14        2934.0
             438380.2    312525.2     1401.42     1.64        4867.0
             438380.2    312525.2     1399.92     1.01        2643.0
             438380.2    312525.2     1398.42     1.5         3715.0
             438380.2    312525.2     1396.92     1.58        4354.0
             438380.2    312525.2     1395.42     1.6         4250.0
             438380.2    312525.2     1393.92     1.67        4350.0
             438380.2    312525.2     1392.42     1.89        5441.0
             438380.2    312525.2     1390.92     1.53        3893.0
             438380.2    312525.2     1389.42     2.69        5647.0
             438380.2    312525.2     1387.92     2.68        4470.0
             438380.2    312525.2     1386.42     2.5         5064.0
             438380.2    312525.2     1384.92     3.08        4814.0
             438380.2    312525.2     1383.42     0.71        1965.0
             438380.2    312525.2     1381.92     3.78        5595.0
             438380.2    312525.2     1380.42     2.34        4510.0


14.2.2 Musunoi, 3885 borehole intersections

             X co-ord    Y co-ord    Z co-ord      CU           CO
             439389.9    320545.3     1355.711    2.39        3094.0
             439389.9    320545.3     1354.211    1.85        3795.0
             439389.9    320545.3     1352.711    1.28        2284.0
             439389.9    320545.3     1351.211    0.58        630.0
             439290.4    320492.3     1353.267    1.53        3523.0
             439290.4    320492.3     1351.767    1.17        3035.0
             439290.4    320492.3     1350.267    1.23        2454.0
             439290.4    320492.3     1348.767    1.37        2284.0
             439290.4    320492.3     1347.267    1.29        2550.0
             439202.4    320445.1     1353.224    1.46        3474.0
             439202.4    320445.1     1351.724    1.46        3251.0
             439202.4    320445.1     1350.224    1.54        2310.0
             439202.4    320445.1     1348.724    1.46        2680.0
             439202.4    320445.1     1347.224    1.32        1904.0
             439202.4    320445.1     1345.724    0.18        214.0
             439114.7    320398.0     1353.157    1.52        3400.0
             439114.7    320398.0     1351.657    1.78        3528.0

             439114.7    320398.0     1350.157    1.65        3084.0
             439114.7    320398.0     1348.657    1.26        2399.0
             439114.7    320398.0     1347.157    1.28        1985.0
             439027.0    320350.9     1353.032    1.65        3476.0
             439027.0    320350.9     1351.532    1.6         3821.0
             439027.0    320350.9     1350.032    1.64        3360.0
             439027.0    320350.9     1348.532    1.34        2969.0
             439027.0    320350.9     1347.032    1.35        2162.0
             438938.6    320303.3     1353.765    1.37        3430.0
             438938.6    320303.3     1352.265    1.95        3651.0
             438938.6    320303.3     1350.765    2.03        3432.0
             438938.6    320303.3     1349.265    1.85        3137.0
             438850.5    320255.8     1354.158    1.49        3710.0
             438850.5    320255.8     1352.658    1.53        3652.0
             438850.5    320255.8     1351.158    1.29        2318.0
             438762.5    320208.4     1354.764    2.14        4619.0
             438762.5    320208.4     1353.264    1.1         3064.0
             438762.5    320208.4     1351.764    1.53        2801.0
             438762.5    320208.4     1350.264    0.32        437.0
             438674.4    320161.0     1355.203    1.89        3780.0
             438674.4    320161.0     1353.703    1.33        2989.0
             438674.4    320161.0     1352.203    0.66        1286.0
             438586.4    320113.5     1355.431    1.6         4027.0
             438586.4    320113.5     1353.931    0.18        349.0
             439342.4    320637.8     1354.312    2.26        5511.0
             439342.4    320637.8     1352.812    1.93        4973.0
             439342.4    320637.8     1351.312    1.18        2792.0
             439342.4    320637.8     1349.812    1.34        2731.0
             439342.4    320637.8     1348.312    1.26        2459.0
             439342.4    320637.8     1346.812    0.11        155.0
             439241.3    320583.4     1353.207    1.33        2901.0
             439241.3    320583.4     1351.707    2.01        4560.0
             439241.3    320583.4     1350.207    1.57        2115.0
             439241.3    320583.4     1348.707    1.14        1662.0
             439241.3    320583.4     1347.207    1.26        805.0
             439241.3    320583.4     1345.707    0.07        43.0
             439154.0    320534.7     1353.051    1.6         3475.0
             439154.0    320534.7     1351.551    1.75        3999.0
             439154.0    320534.7     1350.051    1.54        3030.0
             439154.0    320534.7     1348.551    1.48        2984.0
             439154.0    320534.7     1347.051    1.4         3080.0
             439154.0    320534.7     1345.551    1.49        2486.0
             439066.7    320487.1     1352.946    1.66        3715.0
             439066.7    320487.1     1351.446    1.64        3711.0
             439066.7    320487.1     1349.946    1.34        2554.0
             439066.7    320487.1     1348.446    1.05        2585.0
             439066.7    320487.1     1346.946    0.17        395.0
             438977.8    320437.4     1353.047    1.44        3359.0
             438977.8    320437.4     1351.547    1.46        3611.0
             438977.8    320437.4     1350.047    1.47        2721.0
             438977.8    320437.4     1348.547    1.43        3177.0
             438977.8    320437.4     1347.047    0.34        800.0
             438891.1    320391.3     1353.184    1.28        3102.0
             438891.1    320391.3     1351.684    1.41        2868.0
             438891.1    320391.3     1350.184    1.59        3131.0
             438891.1    320391.3     1348.684    0.87        1159.0
             438891.1    320391.3     1347.184    0.68        1385.0
             438891.1    320391.3     1345.684    0.44        807.0
             438803.0    320343.9     1353.55     0.85        2639.0
             438803.0    320343.9     1352.05     1.38        3443.0
             438803.0    320343.9     1350.55     1.77        2326.0
             438715.0    320296.5     1353.909    1.12        2906.0

             438715.0    320296.5     1352.409    1.23        2570.0
             438715.0    320296.5     1350.909    1.4         1973.0
             438627.0    320249.0     1354.332    1.33        4023.0
             438627.0    320249.0     1352.832    1.08        2818.0
             438627.0    320249.0     1351.332    0.52        1225.0
             438539.0    320201.6     1354.474    1.29        2638.0
             438539.0    320201.6     1352.974    0.34        771.0
             439353.7    320755.1     1355.437    2.3         4373.0
             439353.7    320755.1     1353.937    1.86        4427.0
             439353.7    320755.1     1352.437    1.71        3699.0
             439353.7    320755.1     1350.937    1.34        3602.0
             439353.7    320755.1     1349.437    1.33        2707.0
             439353.7    320755.1     1347.937    1.56        2738.0
             439353.7    320755.1     1346.437    0.06        112.0
             439297.6    320724.1     1354.342    1.56        3458.0
             439297.6    320724.1     1352.842    1.23        3520.0
             439297.6    320724.1     1351.342    1.14        3083.0
             439297.6    320724.1     1349.842    1.26        2459.0
             439297.6    320724.1     1348.342    1.18        2181.0
             439297.6    320724.1     1346.842    0.22        442.0
             439192.9    320667.5     1353.015    1.45        3129.0
             439192.9    320667.5     1351.515    2459.0      2459.0
             439192.9    320667.5     1350.015    1.55        2160.0
             439192.9    320667.5     1348.515    1.31        1379.0
             439192.9    320667.5     1347.015    1.44        1999.0
             439192.9    320667.5     1345.515    0.33        707.0
             439107.6    320621.7     1353.039    1.57        3427.0
             439107.6    320621.7     1351.539    1.53        3059.0
             439107.6    320621.7     1350.039    1.39        2837.0
             439107.6    320621.7     1348.539    1.32        2892.0
             439107.6    320621.7     1347.039    1.17        1728.0
             439015.3    320572.3     1353.136    1.78        4086.0
             439015.3    320572.3     1351.636    1.66        3885.0
             439015.3    320572.3     1350.136    1.64        3195.0
             439015.3    320572.3     1348.636    0.07        126.0
             438932.6    320527.4     1352.752    1.54        3555.0
             438932.6    320527.4     1351.252    1.54        3451.0
             438932.6    320527.4     1349.752    1.44        2760.0
             438932.6    320527.4     1348.252    0.84        2038.0
             438843.7    320479.4     1353.143    1.45        3387.0
             438843.7    320479.4     1351.643    1.53        3519.0
             438843.7    320479.4     1350.143    1.45        2636.0
             438843.7    320479.4     1348.643    1.38        2875.0
             438843.7    320479.4     1347.143    0.08        135.0
             438755.6    320431.9     1353.259    1.2         3277.0
             438755.6    320431.9     1351.759    1.44        3345.0
             438755.6    320431.9     1350.259    1.71        3280.0
             438755.6    320431.9     1348.759    1.48        3203.0
             438667.6    320384.5     1353.424    1.27        3294.0
             438667.6    320384.5     1351.924    1.58        3249.0
             438667.6    320384.5     1350.424    1.64        2861.0
             438579.6    320337.1     1353.543    1.35        3368.0
             438579.6    320337.1     1352.043    1.33        3255.0
             438491.5    320289.7     1354.301    1.31        3276.0
             438491.5    320289.7     1352.801    1.14        2856.0
             439363.0    320874.9     1356.257    2.44        3250.0
             439363.0    320874.9     1354.757    2.2         3460.0
             439363.0    320874.9     1353.257    2.15        4628.0
             439363.0    320874.9     1351.757    1.89        4948.0
             439363.0    320874.9     1350.257    1.62        3954.0
             439363.0    320874.9     1348.757    1.6         3554.0
             439363.0    320874.9     1347.257    1.75        3726.0

             439251.4    320815.1     1354.11     1.35        2320.0
             439251.4    320815.1     1352.61     1.27        2653.0
             439251.4    320815.1     1351.11     1.15        2762.0
             439251.4    320815.1     1349.61     1.44        2951.0
             439251.4    320815.1     1348.11     1.24        2471.0
             439251.4    320815.1     1346.61     1.24        2819.0
             439251.4    320815.1     1345.11     1.29        2192.0
             439251.4    320815.1     1343.61     0.88        1669.0
             439147.6    320757.8     1352.767    1.44        3301.0
             439147.6    320757.8     1351.267    1.03        2469.0
             439147.6    320757.8     1349.767    1.56        2975.0
             439147.6    320757.8     1348.267    1.45        2539.0
             439147.6    320757.8     1346.767    1.71        2414.0
             439059.9    320710.2     1352.867    1.49        3597.0
             439059.9    320710.2     1351.367    1.43        3512.0
             439059.9    320710.2     1349.867    1.58        3267.0
             439059.9    320710.2     1348.367    1.52        3233.0
             439059.9    320710.2     1346.867    1.62        2541.0
             438972.3    320662.8     1352.99     1.65        3925.0
             438972.3    320662.8     1351.49     1.62        3445.0
             438972.3    320662.8     1349.99     1.54        3040.0
             438972.3    320662.8     1348.49     1.6         3230.0
             438972.3    320662.8     1346.99     1.51        2459.0
             438972.3    320662.8     1345.49     1.21        1924.0
             438972.3    320662.8     1343.99     1.08        1967.0
             438885.4    320615.8     1352.823    1.26        3277.0
             438885.4    320615.8     1351.323
             438885.4    320615.8     1349.823    1.68        3275.0
             438885.4    320615.8     1348.323    1.48        3070.0
             438885.4    320615.8     1346.823    1.39        2883.0
             438797.1    320567.9     1352.817    1.28        3132.0
             438797.1    320567.9     1351.317    1.44        3135.0
             438797.1    320567.9     1349.817    1.61        3159.0
             438797.1    320567.9     1348.317    1.43        2461.0
             438708.2    320519.9     1353.011    1.1         3240.0
             438708.2    320519.9     1351.511    1.57        3288.0
             438708.2    320519.9     1350.011    2.11        3477.0
             438620.2    320472.5     1353.108    1.1         3563.0
             438620.2    320472.5     1351.608    1.46        2901.0
             438620.2    320472.5     1350.108    0.62        813.0
             438532.1    320425.1     1353.232    1.08        3455.0
             438532.1    320425.1     1351.732    1.44        2602.0
             438532.1    320425.1     1350.232    0.18        351.0
             438444.1    320377.7     1353.673    1.33        3527.0
             438444.1    320377.7     1352.173    0.07        138.0
             439319.7    320962.4     1355.184    1.84        3437.0
             439319.7    320962.4     1353.684    1.64        2402.0
             439319.7    320962.4     1352.184    1.16        2568.0
             439319.7    320962.4     1350.684    1.08        2993.0
             439319.7    320962.4     1349.184    1.42        3130.0
             439319.7    320962.4     1347.684    1.24        2909.0
             439319.7    320962.4     1346.184    1.62        3765.0
             439205.9    320901.7     1353.448    1.36        2915.0
             439205.9    320901.7     1351.948    1.2         3278.0
             439205.9    320901.7     1350.448    1.56        3473.0
             439205.9    320901.7     1348.948    1.22        2364.0
             439205.9    320901.7     1347.448    1.25        2501.0
             439205.9    320901.7     1345.948    1.39        2795.0
             439205.9    320901.7     1344.448    2.02        3484.0
             439205.9    320901.7     1342.948    0.79        1823.0
             439100.8    320844.9     1352.687    1.46        3980.0
             439100.8    320844.9     1351.187    1.18        3587.0

             439100.8    320844.9     1349.687    1.36        3322.0
             439100.8    320844.9     1348.187    1.29        2491.0
             439100.8    320844.9     1346.687    1.57        3265.0
             439012.8    320797.7     1352.84     1.46        3704.0
             439012.8    320797.7     1351.34     1.45        3938.0
             439012.8    320797.7     1349.84     1.12        2783.0
             439012.8    320797.7     1348.34     1.43        3055.0
             439012.8    320797.7     1346.84     1.37        2795.0
             439012.8    320797.7     1345.34     0.64        1189.0
             438925.3    320750.7     1352.809    1.45        3398.0
             438925.3    320750.7     1351.309    1.45        3739.0
             438925.3    320750.7     1349.809    1.45        3222.0
             438925.3    320750.7     1348.309    1.4         2800.0
             438925.3    320750.7     1346.809    1.3         2429.0
             438838.4    320704.0     1352.84     1.31        3276.0
             438838.4    320704.0     1351.34     1.64        3998.0
             438838.4    320704.0     1349.84     1.57        3304.0
             438838.4    320704.0     1348.34     1.21        2641.0
             438838.4    320704.0     1346.84     0.94        2098.0
             438750.4    320656.4     1352.783    1.21        2989.0
             438750.4    320656.4     1351.283    1.51        3527.0
             438750.4    320656.4     1349.783    1.74        3535.0
             438750.4    320656.4     1348.283    0.72        1330.0
             438660.3    320607.8     1352.747    1.25        3921.0
             438660.3    320607.8     1351.247    1.72        3929.0
             438660.3    320607.8     1349.747    1.88        2873.0
             438572.8    320560.5     1352.867    1.14        2950.0
             438572.8    320560.5     1351.367    1.72        2421.0
             438572.8    320560.5     1349.867    0.61        974.0
             438484.6    320513.1     1352.858    0.86        2752.0
             438484.6    320513.1     1351.358    1.76        3274.0
             438484.6    320513.1     1349.858    0.19        422.0
             438396.6    320465.7     1353.027    0.87        2323.0
             438396.6    320465.7     1351.527    0.21        433.0
             438396.6    320465.7     1350.027    0.18        387.0
             439275.0    321052.3     1353.784    1.2         2546.0
             439275.0    321052.3     1352.284    1.05        2760.0
             439275.0    321052.3     1350.784    1.21        3356.0
             439275.0    321052.3     1349.284    1.36        4508.0
             439275.0    321052.3     1347.784    1.28        4189.0
             439275.0    321052.3     1346.284    1.06        3537.0
             439275.0    321052.3     1344.784    1.01        2604.0
             439160.0    320990.4     1352.802    0.99        2367.0
             439160.0    320990.4     1351.302    1.05        2864.0
             439160.0    320990.4     1349.802    1.35        2578.0
             439160.0    320990.4     1348.302    1.54        2976.0
             439160.0    320990.4     1346.802    1.58        3470.0
             439160.0    320990.4     1345.302    1.56        3023.0
             439053.7    320933.1     1352.578    1.32        3487.0
             439053.7    320933.1     1351.078    1.18        3158.0
             439053.7    320933.1     1349.578    1.19        2331.0
             439053.7    320933.1     1348.078    1.53        2929.0
             439053.7    320933.1     1346.578    1.42        2031.0
             439053.7    320933.1     1345.078    1.27        1938.0
             438965.4    320885.6     1352.604    1.44        3650.0
             438965.4    320885.6     1351.104    1.53        4073.0
             438965.4    320885.6     1349.604    1.29        2267.0
             438965.4    320885.6     1348.104    1.65        3238.0
             438965.4    320885.6     1346.604    1.43        2867.0
             438965.4    320885.6     1345.104    1.48        2452.0
             438878.3    320838.8     1352.727    1.83        4134.0
             438878.3    320838.8     1351.227    1.65        3790.0

             438878.3    320838.8     1349.727    1.16        2515.0
             438878.3    320838.8     1348.227    1.51        2996.0
             438791.4    320792.1     1352.681    1.45        3127.0
             438791.4    320792.1     1351.181    1.64        3585.0
             438791.4    320792.1     1349.681    1.64        3447.0
             438791.4    320792.1     1348.181    1.55        2789.0
             438703.8    320744.9     1352.738    1.43        3431.0
             438703.8    320744.9     1351.238    1.51        3441.0
             438703.8    320744.9     1349.738    1.65        2998.0
             438703.8    320744.9     1348.238    1.46        2413.0
             438612.9    320695.9     1352.607    1.44        3731.0
             438612.9    320695.9     1351.107    1.79        3765.0
             438612.9    320695.9     1349.607    1.74        2428.0
             438525.3    320648.6     1352.657    0.99        3050.0
             438525.3    320648.6     1351.157    1.66        3209.0
             438525.3    320648.6     1349.657    0.63        704.0
             438437.3    320601.1     1352.807    0.82        2090.0
             438437.3    320601.1     1351.307    0.83        1625.0
             438437.3    320601.1     1349.807    0.08        281.0
             438349.2    320553.7     1353.545    0.81        1419.0
             438349.2    320553.7     1352.045    0.21        341.0
             438257.8    320503.4     1354.55     0.47        1100.0
             439229.0    321145.3     1353.593    1.06        2493.0
             439229.0    321145.3     1352.093    1.11        2691.0
             439229.0    321145.3     1350.593    1.16        3412.0
             439229.0    321145.3     1349.093    1.95        3396.0
             439229.0    321145.3     1347.593    1.23        2987.0
             439112.7    321081.8     1352.705    1.0         2515.0
             439112.7    321081.8     1351.205    0.94        2887.0
             439112.7    321081.8     1349.705    1.37        2567.0
             439112.7    321081.8     1348.205    1.51        2966.0
             439112.7    321081.8     1346.705    1.51        1972.0
             439003.5    321022.3     1352.54     1.0         2726.0
             439003.5    321022.3     1351.04     1.11        3086.0
             439003.5    321022.3     1349.54     1.18        2430.0
             439003.5    321022.3     1348.04     1.3         3045.0
             438917.2    320974.9     1352.406
             438917.2    320974.9     1350.906    1.41        3185.0
             438917.2    320974.9     1349.406    1.58        3044.0
             438917.2    320974.9     1347.906    1.27        2442.0
             438830.8    320928.0     1352.679    1.34        3105.0
             438830.8    320928.0     1351.179    1.49        3513.0
             438830.8    320928.0     1349.679    1.37        2886.0
             438830.8    320928.0     1348.179    1.35        2834.0
             438830.8    320928.0     1346.679    0.69        1360.0
             438830.8    320928.0     1345.179    1.15        2332.0
             438744.0    320881.0     1352.637    1.35        3260.0
             438744.0    320881.0     1351.137    1.59        2715.0
             438744.0    320881.0     1349.637    1.57        2734.0
             438744.0    320881.0     1348.137    0.37        696.0
             438656.9    320833.7     1352.599    1.5         3292.0
             438656.9    320833.7     1351.099    1.6         2757.0
             438656.9    320833.7     1349.599    0.71        1634.0
             438565.3    320783.9     1352.542    1.22        3830.0
             438565.3    320783.9     1351.042    1.38        3304.0
             438565.3    320783.9     1349.542    1.2         2206.0
             438477.8    320736.6     1352.565    1.0         2309.0
             438477.8    320736.6     1351.065    0.85        1310.0
             438477.8    320736.6     1349.565    0.14        498.0
             438389.8    320689.1     1353.495    1.23        2217.0
             438389.8    320689.1     1351.995    0.49        1114.0
             438389.8    320689.1     1350.495    0.16        366.0

             438301.8    320641.8     1355.643    1.64        3563.0
             438301.8    320641.8     1354.143    0.87        1506.0
             438213.8    320594.3     1357.022    0.93        2461.0
             439058.4    321185.3     1353.964    1.85        5093.0
             439058.4    321185.3     1352.464    1.42        3498.0
             439058.4    321185.3     1350.964    1.22        3737.0
             439058.4    321185.3     1349.464    1.55        3364.0
             439058.4    321185.3     1347.964    1.25        3098.0
             439058.4    321185.3     1346.464    1.99        4078.0
             439058.4    321185.3     1344.964    1.71        3189.0
             439058.4    321185.3     1343.464    1.32        2628.0
             438951.8    321122.5     1352.516    1.32        3371.0
             438951.8    321122.5     1351.016    0.72        1434.0
             438951.8    321122.5     1349.516    1.72        3416.0
             438951.8    321122.5     1348.016    1.48        2802.0
             438951.8    321122.5     1346.516    1.82        3508.0
             438951.8    321122.5     1345.016    1.31        2767.0
             438864.4    321072.1     1352.496    1.3         2583.0
             438864.4    321072.1     1350.996    1.15        3044.0
             438864.4    321072.1     1349.496    1.42        2975.0
             438864.4    321072.1     1347.996    1.59        3236.0
             438864.4    321072.1     1346.496    1.51        2838.0
             438864.4    321072.1     1344.996    0.66        1267.0
             438780.9    321023.8     1352.434    1.37        3367.0
             438780.9    321023.8     1350.934    1.31        3520.0
             438780.9    321023.8     1349.434    1.56        3749.0
             438780.9    321023.8     1347.934    1.36        2966.0
             438780.9    321023.8     1346.434    0.54        1110.0
             438780.9    321023.8     1344.934    0.96        2114.0
             438694.0    320973.0     1352.5      1.38        3466.0
             438694.0    320973.0     1351.0      1.45        3492.0
             438694.0    320973.0     1349.5      1.43        3327.0
             438694.0    320973.0     1348.0      0.72        1347.0
             438694.0    320973.0     1346.5      0.31        634.0
             438609.4    320923.2     1352.483    1.22        3098.0
             438609.4    320923.2     1350.983    1.83        3850.0
             438609.4    320923.2     1349.483    1.77        3277.0
             438609.4    320926.2     1352.483    1.42        3852.0
             438609.4    320926.2     1350.983    1.3         3217.0
             438609.4    320926.2     1349.483    1.5         2785.0
             438515.6    320873.6     1352.437    1.48        2603.0
             438515.6    320873.6     1350.937    1.63        3180.0
             438515.6    320873.6     1349.437    1.02        1497.0
             438430.4    320824.6     1352.552    1.14        1656.0
             438430.4    320824.6     1351.052    0.9         2607.0
             438430.4    320824.6     1349.552    0.31        824.0
             438342.3    320777.2     1354.176    1.7         3800.0
             438342.3    320777.2     1352.676    0.89        1606.0
             438342.3    320777.2     1351.176    0.12        267.0
             438254.3    320729.8     1356.539    1.98        3961.0
             438254.3    320729.8     1355.039    0.9         1849.0
             438166.3    320682.4     1358.397    1.38        3513.0
             438166.3    320682.4     1356.897    0.64        1283.0
             439011.7    321275.1     1355.149    2.28        4967.0
             439011.7    321275.1     1353.649    2.1         4651.0
             439011.7    321275.1     1352.149    1.54        4607.0
             439011.7    321275.1     1350.649    0.63        1371.0
             439011.7    321275.1     1349.149    1.72        4302.0
             439011.7    321275.1     1347.649    1.52        3554.0
             439011.7    321275.1     1346.149    1.32        1981.0
             439011.7    321275.1     1344.649    1.24        3133.0
             438901.4    321216.3     1352.768    1.09        3337.0

             438901.4    321216.3     1351.268    1.03        3127.0
             438901.4    321216.3     1349.768    1.18        2904.0
             438901.4    321216.3     1348.268    1.66        3046.0
             438901.4    321216.3     1346.768    2.17        4221.0
             438901.4    321216.3     1345.268    1.34        2585.0
             438901.4    321216.3     1343.768    0.83        1540.0
             438812.3    321169.1     1352.438    1.41        3040.0
             438812.3    321169.1     1350.938    1.31        3311.0
             438812.3    321169.1     1349.438    1.4         2807.0
             438812.3    321169.1     1347.938    1.42        2870.0
             438812.3    321169.1     1346.438    2.04        3901.0
             438812.3    321169.1     1344.938    1.26        2535.0
             438726.5    321123.6     1352.399    1.39        3280.0
             438726.5    321123.6     1350.899    2.19        4036.0
             438726.5    321123.6     1349.399    1.69        3390.0
             438726.5    321123.6     1347.899    1.25        2240.0
             438726.5    321123.6     1346.399    1.1         2228.0
             438639.7    321077.2     1352.34     1.4         3407.0
             438639.7    321077.2     1350.84     1.47        3524.0
             438639.7    321077.2     1349.34     1.73        3539.0
             438639.7    321077.2     1347.84     0.55        988.0
             438552.6    321030.6     1352.35     1.53        3608.0
             438552.6    321030.6     1350.85     1.63        3464.0
             438552.6    321030.6     1349.35     1.68        2853.0
             438552.6    321030.6     1347.85     0.51        950.0
             438460.9    320976.5     1352.335    1.27        3590.0
             438460.9    320976.5     1350.835    1.45        3112.0
             438460.9    320976.5     1349.335    1.32        2059.0
             438402.7    320876.0     1352.675    0.95        2518.0
             438402.7    320876.0     1351.175    0.98        1264.0
             438309.8    320837.3     1355.175    1.56        3676.0
             438309.8    320837.3     1353.675    1.04        2392.0
             438206.9    320817.8     1356.159    1.5         3142.0
             438118.9    320770.4     1358.493    1.6         3348.0
             438963.4    321368.3     1355.55     2.16        4775.0
             438963.4    321368.3     1354.05     2.39        4202.0
             438963.4    321368.3     1352.55     1.84        4320.0
             438963.4    321368.3     1351.05     1.42        3691.0
             438963.4    321368.3     1349.55     1.74        3620.0
             438849.7    321312.3     1353.189    1.52        3560.0
             438849.7    321312.3     1351.689    1.32        3203.0
             438849.7    321312.3     1350.189    0.99        3095.0
             438849.7    321312.3     1348.689    1.73        3198.0
             438849.7    321312.3     1347.189    1.91        4011.0
             438849.7    321312.3     1345.689    0.61        1037.0
             438849.7    321312.3     1344.189    1.36        3288.0
             438849.7    321312.3     1342.689    0.59        1000.0
             438849.7    321312.3     1341.189    0.9         1458.0
             438759.0    321267.5     1352.143    1.62        3090.0
             438759.0    321267.5     1350.643    1.27        2791.0
             438759.0    321267.5     1349.143    1.58        3919.0
             438759.0    321267.5     1347.643    1.51        2964.0
             438759.0    321267.5     1346.143    1.63        3105.0
             438759.0    321267.5     1344.643    1.74        3147.0
             438759.0    321267.5     1343.143    0.8         1287.0
             438672.7    321224.9     1352.272    1.4         3253.0
             438672.7    321224.9     1350.772    1.14        3140.0
             438672.7    321224.9     1349.272    1.5         3511.0
             438672.7    321224.9     1347.772    1.33        2352.0
             438672.7    321224.9     1346.272    1.55        3228.0
             438672.7    321224.9     1344.772    1.8         3176.0
             438584.2    321181.5     1352.268    1.3         3153.0

             438584.2    321181.5     1350.768    1.6         3703.0
             438584.2    321181.5     1349.268    1.54        2659.0
             438584.2    321181.5     1347.768    0.61        1026.0
             438495.9    321137.8     1352.143    1.67        3835.0
             438495.9    321137.8     1350.643    2.02        3430.0
             438495.9    321137.8     1349.143    1.12        2149.0
             438401.8    321091.4     1352.23     1.6         3790.0
             438401.8    321091.4     1350.73     1.61        3436.0
             438401.8    321091.4     1349.23
             438916.6    321458.0     1356.378    2.33        3459.0
             438916.6    321458.0     1354.878    1.65        2473.0
             438916.6    321458.0     1353.378    1.43        2707.0
             438799.7    321405.5     1353.177    1.63        3247.0
             438799.7    321405.5     1351.677    1.15        2749.0
             438799.7    321405.5     1350.177    0.68        1532.0
             438799.7    321405.5     1348.677    1.5         3297.0
             438799.7    321405.5     1347.177    1.83        4617.0
             438706.9    321363.8     1352.164    1.36        2872.0
             438706.9    321363.8     1350.664    1.11        2779.0
             438706.9    321363.8     1349.164    1.25        2414.0
             438706.9    321363.8     1347.664    1.35        2201.0
             438706.9    321363.8     1346.164    1.26        1975.0
             438706.9    321363.8     1344.664    0.63        1198.0
             438706.9    321363.8     1343.164    1.03        1439.0
             438706.9    321363.8     1341.664    0.52        1012.0
             438619.6    321324.5     1352.208    1.25        2970.0
             438619.6    321324.5     1350.708    1.17        3001.0
             438619.6    321324.5     1349.208    1.25        2508.0
             438619.6    321324.5     1347.708    1.29        3539.0
             438619.6    321324.5     1346.208    1.24        2648.0
             438529.8    321283.9     1351.976    1.26        3348.0
             438529.8    321283.9     1350.476    1.32        3114.0
             438529.8    321283.9     1348.976    1.62        3819.0
             438529.8    321283.9     1347.476    1.58        3131.0
             438439.4    321244.3     1352.07     1.36        3411.0
             438439.4    321244.3     1350.57     1.16        2160.0
             438343.7    321199.8     1352.084    1.27        3851.0
             438343.7    321199.8     1350.584    1.39        2742.0
             438343.7    321199.8     1349.084    0.87        1623.0
             438752.0    321500.8     1353.16     2.05        4639.0
             438752.0    321500.8     1351.66     1.09        2152.0
             438752.0    321500.8     1350.16     1.16        2377.0
             438752.0    321500.8     1348.66     1.04        2501.0
             438752.0    321500.8     1347.16     1.54        2462.0
             438656.8    321456.8     1352.101    0.71        1158.0
             438656.8    321456.8     1350.601    1.08        2659.0
             438656.8    321456.8     1349.101    1.79        4092.0
             438656.8    321456.8     1347.601    2.52        3989.0
             438656.8    321456.8     1346.101    0.99        1840.0
             438656.8    321456.8     1344.601    0.86        1724.0
             438570.6    321416.5     1352.144    1.3         3135.0
             438570.6    321416.5     1350.644    1.07        2853.0
             438570.6    321416.5     1349.144    1.81        3733.0
             438570.6    321416.5     1347.644    1.64        3405.0
             438570.6    321416.5     1346.144    1.74        3731.0
             438570.6    321416.5     1344.644    1.86        3831.0
             438570.6    321416.5     1343.144    1.81        2884.0
             438482.0    321373.7     1351.942    1.31        3206.0
             438482.0    321373.7     1350.442    1.52        3472.0
             438482.0    321373.7     1348.942    1.54        2497.0
             438482.0    321373.7     1347.442    1.91        3459.0
             438482.0    321373.7     1345.942    1.81        2972.0

             438482.0    321373.7     1344.442    1.46        2814.0
             438394.0    321331.0     1351.937    1.31        3276.0
             438394.0    321331.0     1350.437    1.68        3868.0
             438394.0    321331.0     1348.937    2.24        3595.0
             438394.0    321331.0     1347.437    1.26        2605.0
             438298.7    321284.9     1351.964    1.34        3712.0
             438298.7    321284.9     1350.464    1.4         2899.0
             438298.7    321284.9     1348.964    1.96        3429.0
             438298.7    321284.9     1347.464    0.48        1021.0
             438697.9    321594.9     1352.73     2.03        1373.0
             438697.9    321594.9     1351.23     0.72        333.0
             438697.9    321594.9     1349.73     0.2         191.0
             438606.6    321550.4     1352.078    0.81        2276.0
             438606.6    321550.4     1350.578    1.13        2421.0
             438606.6    321550.4     1349.078    1.39        2783.0
             438606.6    321550.4     1347.578    1.29        2736.0
             438606.6    321550.4     1346.078    1.15        2418.0
             438606.6    321550.4     1344.578    1.67        3403.0
             438606.6    321550.4     1343.078    1.44        2589.0
             438521.8    321508.7     1352.066    1.62        3286.0
             438521.8    321508.7     1350.566    1.18        2971.0
             438521.8    321508.7     1349.066    1.37        2946.0
             438521.8    321508.7     1347.566    1.44        3444.0
             438521.8    321508.7     1346.066    1.29        2803.0
             438521.8    321508.7     1344.566    1.79        2894.0
             438521.8    321508.7     1343.066    1.25        2126.0
             438521.8    321508.7     1341.566    0.68        1491.0
             438433.6    321465.0     1351.979    1.34        2947.0
             438433.6    321465.0     1350.479    1.39        3687.0
             438433.6    321465.0     1348.979    1.51        2913.0
             438433.6    321465.0     1347.479    1.22        2619.0
             438433.6    321465.0     1345.979    1.24        2899.0
             438433.6    321465.0     1344.479    1.68        3636.0
             438433.6    321465.0     1342.979    1.46        2874.0
             438346.1    321421.7     1351.962    1.31        3359.0
             438346.1    321421.7     1350.462    1.78        4266.0
             438346.1    321421.7     1348.962    1.62        2867.0
             438346.1    321421.7     1347.462    2.23        3717.0
             438346.1    321421.7     1345.962    1.46        3088.0
             438251.5    321374.8     1351.872    1.93        3448.0
             438251.5    321374.8     1350.372    1.42        3004.0
             438251.5    321374.8     1348.872    1.46        3279.0
             438251.5    321374.8     1347.372    0.99        2170.0
             438585.9    321590.1     1352.84     1.04        3596.0
             438585.9    321590.1     1351.34     1.0         1808.0
             438585.9    321590.1     1349.84     1.22        2470.0
             438585.9    321590.1     1348.34     1.62        3694.0
             438585.9    321590.1     1346.84     1.3         2834.0
             438585.9    321590.1     1345.34     1.74        3639.0
             438585.9    321590.1     1343.84     1.15        2355.0
             438558.7    321638.2     1353.466    1.72        4585.0
             438558.7    321638.2     1351.966    0.96        1737.0
             438558.7    321638.2     1350.466    1.09        2117.0
             438558.7    321638.2     1348.966    1.57        2518.0
             438497.9    321542.6     1351.996    1.35        3234.0
             438497.9    321542.6     1350.496    1.24        3019.0
             438497.9    321542.6     1348.996    1.49        3438.0
             438497.9    321542.6     1347.496    1.6         3303.0
             438497.9    321542.6     1345.996    1.61        3272.0
             438497.9    321542.6     1344.496    1.57        3238.0
             438497.9    321542.6     1342.996    1.3         2265.0
             438497.9    321542.6     1341.496    1.38        1967.0

             438473.8    321599.7     1351.646    1.26        3044.0
             438473.8    321599.7     1350.146    1.06        2584.0
             438473.8    321599.7     1348.646    1.49        3310.0
             438473.8    321599.7     1347.146    1.85        3498.0
             438473.8    321599.7     1345.646    1.65        3352.0
             438473.8    321599.7     1344.146    1.76        3333.0
             438473.8    321599.7     1342.646    1.07        1891.0
             438409.9    321495.1     1351.895    1.37        2790.0
             438409.9    321495.1     1350.395    1.23        3795.0
             438409.9    321495.1     1348.895    1.55        3216.0
             438409.9    321495.1     1347.395    1.85        3824.0
             438409.9    321495.1     1345.895    0.06        156.0
             438409.9    321495.1     1344.395    1.96        3943.0
             438409.9    321495.1     1342.895    1.72        3024.0
             438321.8    321447.7     1351.848    1.3         3202.0
             438321.8    321447.7     1350.348    1.37        3029.0
             438321.8    321447.7     1348.848    1.73        3243.0
             438321.8    321447.7     1347.348    1.59        3014.0
             438321.8    321447.7     1345.848    2.0         4060.0
             438233.8    321400.3     1351.736    1.5         3403.0
             438233.8    321400.3     1350.236    1.2         2643.0
             438233.8    321400.3     1348.736    1.51        2591.0
             438233.8    321400.3     1347.236    1.24        2633.0
             438145.8    321352.8     1351.785    1.33        3514.0
             438145.8    321352.8     1350.285    1.5         3167.0
             438145.8    321352.8     1348.785    2.06        3638.0
             438145.8    321352.8     1347.285    1.76        3265.0
             438057.8    321305.4     1352.525    1.15        2824.0
             438057.8    321305.4     1351.025    1.17        2512.0
             438057.8    321305.4     1349.525    1.02        2733.0
             437969.7    321257.9     1353.554    1.47        3089.0
             437969.7    321257.9     1352.054    1.04        2151.0
             437881.7    321210.5     1355.459    1.47        3215.0
             437881.7    321210.5     1353.959    1.82        2935.0
             437881.7    321210.5     1352.459    1.52        2600.0
             437793.7    321163.1     1356.473    1.97        3839.0
             437793.7    321163.1     1354.973    2.0         4139.0
             438621.2    321609.0     1353.072    1.48        3733.0
             438621.2    321609.0     1351.572    1.2         1014.0
             438621.2    321609.0     1350.072    1.31        1313.0
             438621.2    321609.0     1348.572    0.57        726.0
             438538.5    321678.0     1354.596    2.11        4630.0
             438538.5    321678.0     1353.096    1.67        2572.0
             438538.5    321678.0     1351.596    1.04        1207.0
             438538.5    321678.0     1350.096    0.62        828.0
             438450.5    321630.7     1351.801    1.2         2991.0
             438450.5    321630.7     1350.301    1.22        2602.0
             438450.5    321630.7     1348.801    1.07        2552.0
             438450.5    321630.7     1347.301    1.65        2991.0
             438450.5    321630.7     1345.801    1.6         3536.0
             438450.5    321630.7     1344.301    1.85        3911.0
             438450.5    321630.7     1342.801    1.61        2720.0
             438450.5    321630.7     1341.301    1.47        2558.0
             438362.4    321583.2     1351.854    1.35        3208.0
             438362.4    321583.2     1350.354    1.74        3166.0
             438362.4    321583.2     1348.854    1.41        2764.0
             438362.4    321583.2     1347.354    1.91        3216.0
             438362.4    321583.2     1345.854    2.67        4158.0
             438362.4    321583.2     1344.354    1.67        3387.0
             438362.4    321583.2     1342.854    0.66        1049.0
             438274.4    321535.8     1351.682    1.29        3318.0
             438274.4    321535.8     1350.182    1.51        3774.0

             438274.4    321535.8     1348.682    1.89        4015.0
             438274.4    321535.8     1347.182    1.41        2998.0
             438274.4    321535.8     1345.682    2.18        4320.0
             438274.4    321535.8     1344.182    1.78        3909.0
             438186.3    321488.3     1351.604    1.32        3382.0
             438186.3    321488.3     1350.104    1.38        3270.0
             438186.3    321488.3     1348.604    1.83        3600.0
             438186.3    321488.3     1347.104    1.84        3382.0
             438186.3    321488.3     1345.604    1.77        3639.0
             438098.3    321440.9     1351.74     1.31        3624.0
             438098.3    321440.9     1350.24     1.19        2792.0
             438098.3    321440.9     1348.74     1.47        3076.0
             438098.3    321440.9     1347.24     0.81        1616.0
             438010.3    321393.4     1351.599    0.99        2782.0
             438010.3    321393.4     1350.099    1.19        2547.0
             438010.3    321393.4     1348.599    0.25        608.0
             437922.3    321346.0     1353.684    1.59        3298.0
             437922.3    321346.0     1352.184    1.16        2792.0
             437922.3    321346.0     1350.684    1.02        2555.0
             437834.3    321298.5     1356.088    2.23        3833.0
             437834.3    321298.5     1354.588    1.95        3435.0
             437834.3    321298.5     1353.088    1.32        3119.0
             437834.3    321298.5     1351.588    0.11        163.0
             437746.3    321251.1     1357.618    2.06        3638.0
             437746.3    321251.1     1356.118    1.48        3105.0
             437746.3    321251.1     1354.618    1.82        3714.0
             437717.9    321235.8     1357.796    1.53        3558.0
             437717.9    321235.8     1356.296    1.62        2850.0
             438561.9    321690.7     1355.101    2.31        5308.0
             438561.9    321690.7     1353.601    1.77        2788.0
             438561.9    321690.7     1352.101    0.42        520.0
             438491.0    321766.1     1356.081    2.62        6726.0
             438491.0    321766.1     1354.581    2.33        2536.0
             438403.0    321718.7     1352.799    1.74        3744.0
             438403.0    321718.7     1351.299    1.03        1999.0
             438403.0    321718.7     1349.799    0.82        1081.0
             438403.0    321718.7     1348.299    1.89        3819.0
             438403.0    321718.7     1346.799    1.24        2321.0
             438315.0    321671.2     1351.668    1.22        3006.0
             438315.0    321671.2     1350.168    1.35        3056.0
             438315.0    321671.2     1348.668    1.31        2967.0
             438315.0    321671.2     1347.168    1.58        2959.0
             438227.0    321623.8     1351.694    1.31        3454.0
             438227.0    321623.8     1350.194    1.41        3255.0
             438227.0    321623.8     1348.694    1.39        2813.0
             438227.0    321623.8     1347.194    0.61        1281.0
             438138.9    321576.3     1351.238    1.21        3234.0
             438138.9    321576.3     1349.738    1.38        3190.0
             438138.9    321576.3     1348.238    1.46        2991.0
             438050.9    321528.9     1351.584    1.29        3040.0
             438050.9    321528.9     1350.084    1.2         2882.0
             438050.9    321528.9     1348.584    1.19        2199.0
             437962.9    321481.4     1351.436    1.16        2578.0
             437962.9    321481.4     1349.936    1.27        2061.0
             437962.9    321481.4     1348.436    1.13        2024.0
             437874.8    321434.0     1353.18     1.6         3009.0
             437874.8    321434.0     1351.68     1.17        2909.0
             437874.8    321434.0     1350.18     1.18        2897.0
             437874.8    321434.0     1348.68     0.2         404.0
             437786.8    321386.6     1354.848    2.06        3754.0
             437786.8    321386.6     1353.348    2.13        3739.0
             437786.8    321386.6     1351.848    1.23        2783.0

             437786.8    321386.6     1350.348    1.56        3641.0
             437786.8    321386.6     1348.848    1.4         3300.0
             437699.1    321338.4     1356.366    1.94        3561.0
             437699.1    321338.4     1354.866    2.02        3325.0
             437699.1    321338.4     1353.366    1.09        2240.0
             437611.5    321293.1     1357.675    2.67        3274.0
             437611.5    321293.1     1356.175    2.18        1980.0
             437562.4    321267.6     1358.692    2.42        3412.0
             437562.4    321267.6     1357.192    1.63        2223.0
             438548.3    321797.0     1357.346    2.68        4129.0
             438355.5    321807.7     1352.497    1.41        3491.0
             438267.5    321759.2     1351.294    1.43        3456.0
             438267.5    321759.2     1349.794    1.44        2984.0
             438267.5    321759.2     1348.294    1.47        3090.0
             438267.5    321759.2     1346.794    1.61        3209.0
             438267.5    321759.2     1345.294    0.96        2401.0
             438267.5    321759.2     1343.794    2.5         4906.0
             438267.5    321759.2     1342.294    1.66        2909.0
             438179.5    321711.8     1351.613    1.39        3221.0
             438179.5    321711.8     1350.113    1.43        3260.0
             438179.5    321711.8     1348.613    1.95        4053.0
             438179.5    321711.8     1347.113    1.79        3834.0
             438179.5    321711.8     1345.613    1.62        3929.0
             438179.5    321711.8     1344.113    0.09        197.0
             438179.5    321711.8     1342.613    1.68        3108.0
             438091.5    321664.3     1351.55     1.25        3446.0
             438091.5    321664.3     1350.05     1.7         3707.0
             438091.5    321664.3     1348.55     1.92        3532.0
             438091.5    321664.3     1347.05     1.58        3010.0
             438091.5    321664.3     1345.55     2.41        4288.0
             438091.5    321664.3     1344.05     0.89        1812.0
             438003.5    321616.9     1351.471    1.34        3035.0
             438003.5    321616.9     1349.971    1.57        3147.0
             438003.5    321616.9     1348.471    1.75        2889.0
             438003.5    321616.9     1346.971    2.03        3993.0
             438003.5    321616.9     1345.471    2.19        3492.0
             438003.5    321616.9     1343.971    0.77        1374.0
             437915.4    321569.4     1351.565    0.99        2436.0
             437915.4    321569.4     1350.065    1.28        2527.0
             437915.4    321569.4     1348.565    0.86        1377.0
             437915.4    321569.4     1347.065    2.48        4218.0
             437915.4    321569.4     1345.565    0.73        1313.0
             437827.4    321522.0     1352.623    1.26        2468.0
             437827.4    321522.0     1351.123    1.3         2909.0
             437827.4    321522.0     1349.623    1.76        3530.0
             437827.4    321522.0     1348.123    2.46        4229.0
             437827.4    321522.0     1346.623    1.82        3040.0
             437739.4    321474.6     1354.036    1.79        3738.0
             437739.4    321474.6     1352.536    1.55        3323.0
             437739.4    321474.6     1351.036    0.98        3697.0
             437739.4    321474.6     1349.536    0.56        1638.0
             437739.4    321474.6     1348.036    0.28        901.0
             437651.4    321427.1     1355.74     2.01        3274.0
             437651.4    321427.1     1354.24     1.21        2677.0
             437563.3    321379.7     1356.488    2.21        3614.0
             437563.3    321379.7     1354.988    1.36        2658.0
             437528.1    321360.7     1356.751    1.96        4016.0
             437528.1    321360.7     1355.251    0.84        2264.0
             438221.1    321847.7     1351.553    1.22        3020.0
             438221.1    321847.7     1350.053    1.26        3999.0
             438221.1    321847.7     1348.553    1.83        3238.0
             438221.1    321847.7     1347.053    1.09        2485.0

             438221.1    321847.7     1345.553    1.68        3127.0
             438221.1    321847.7     1344.053    2.5         5158.0
             438221.1    321847.7     1342.553    1.74        3212.0
             438221.1    321847.7     1341.053    2.09        3959.0
             438132.9    321800.2     1351.558    1.33        3170.0
             438132.9    321800.2     1350.058    1.26        3054.0
             438132.9    321800.2     1348.558    1.17        2582.0
             438132.9    321800.2     1347.058    1.11        2427.0
             438132.9    321800.2     1345.558    1.68        2854.0
             438132.9    321800.2     1344.058    2.19        4678.0
             438132.9    321800.2     1342.558    1.26        2367.0
             438132.9    321800.2     1341.058    0.73        1468.0
             438044.7    321752.6     1351.481    1.32        3664.0
             438044.7    321752.6     1349.981    1.19        2915.0
             438044.7    321752.6     1348.481    1.6         3274.0
             438044.7    321752.6     1346.981    1.29        2532.0
             438044.7    321752.6     1345.481    1.94        4017.0
             438044.7    321752.6     1343.981    2.04        4025.0
             438044.7    321752.6     1342.481    1.29        2465.0
             437956.5    321705.1     1351.529    1.35        3405.0
             437956.5    321705.1     1350.029    1.14        2853.0
             437956.5    321705.1     1348.529    1.78        2995.0
             437956.5    321705.1     1347.029    1.72        3188.0
             437956.5    321705.1     1345.529    2.25        3989.0
             437956.5    321705.1     1344.029    2.61        4227.0
             437868.3    321657.6     1351.519    1.19        3922.0
             437868.3    321657.6     1350.019    1.46        3088.0
             437868.3    321657.6     1348.519    1.68        3035.0
             437868.3    321657.6     1347.019    1.78        2520.0
             437868.3    321657.6     1345.519    2.26        3939.0
             437868.3    321657.6     1344.019    1.98        3223.0
             437780.0    321610.0     1351.907    1.08        2490.0
             437780.0    321610.0     1350.407    1.34        2859.0
             437780.0    321610.0     1348.907    1.65        3050.0
             437780.0    321610.0     1347.407    2.09        3566.0
             437780.0    321610.0     1345.907    1.71        2519.0
             437780.0    321610.0     1344.407    0.61        1067.0
             437691.8    321562.5     1352.77     1.74        3731.0
             437691.8    321562.5     1351.27     1.31        3819.0
             437691.8    321562.5     1349.77     1.02        2172.0
             437691.8    321562.5     1348.27     0.64        984.0
             437603.6    321515.0     1354.117    1.07        2079.0
             437603.6    321515.0     1352.617    0.92        2024.0
             437537.4    321479.3     1355.597    0.89        2060.0
             437537.4    321479.3     1354.097    0.63        1649.0
             438268.1    321872.4     1351.298    1.35        3097.0
             438268.1    321872.4     1349.798    0.28        586.0
             438173.6    321936.0     1351.158    1.37        3269.0
             438173.6    321936.0     1349.658    1.42        2970.0
             438173.6    321936.0     1348.158    1.74        3143.0
             438173.6    321936.0     1346.658    1.04        2380.0
             438173.6    321936.0     1345.158    2.22        3731.0
             438173.6    321936.0     1343.658    1.88        3217.0
             438085.4    321888.4     1351.512    1.34        3464.0
             438085.4    321888.4     1350.012    1.17        2850.0
             438085.4    321888.4     1348.512    1.79        3351.0
             438085.4    321888.4     1347.012    1.75        3715.0
             438085.4    321888.4     1345.512    1.26        2267.0
             438085.4    321888.4     1344.012    1.54        2218.0
             437908.9    321793.3     1351.425    1.23        2764.0
             437908.9    321793.3     1349.925    1.84        2848.0
             437908.9    321793.3     1348.425    1.31        2513.0

             437908.9    321793.3     1346.925    2.04        3336.0
             437908.9    321793.3     1345.425    1.04        1641.0
             437908.9    321793.3     1343.925    0.82        1222.0
             437908.9    321793.3     1342.425    0.86        1348.0
             437820.7    321745.8     1351.348    1.18        2701.0
             437820.7    321745.8     1349.848    1.45        2066.0
             437820.7    321745.8     1348.348    2.53        3721.0
             437820.7    321745.8     1346.848    0.74        1248.0
             437732.5    321698.3     1351.325    0.98        2642.0
             437732.5    321698.3     1349.825    0.98        2448.0
             437732.5    321698.3     1348.325    0.63        1059.0
             437644.3    321650.7     1352.245    1.0         1774.0
             437644.3    321650.7     1350.745    1.38        1691.0
             437644.3    321650.7     1349.245    0.13        182.0
             437556.0    321603.2     1352.364    1.29        2618.0
             437556.0    321603.2     1350.864    0.6         990.0
             437511.9    321579.4     1352.182    1.27        2280.0
             438037.8    321976.6     1351.36     1.53        3407.0
             438037.8    321976.6     1349.86     1.24        3089.0
             438037.8    321976.6     1348.36     1.61        3316.0
             438037.8    321976.6     1346.86     2.27        3087.0
             438037.8    321976.6     1345.36     2.64        3871.0
             438037.8    321976.6     1343.86     2.2         3934.0
             438037.8    321976.6     1342.36     1.7         3163.0
             437949.6    321929.1     1351.237    1.21        3136.0
             437949.6    321929.1     1349.737    1.27        3303.0
             437949.6    321929.1     1348.237    1.75        3440.0
             437949.6    321929.1     1346.737    1.64        2768.0
             437949.6    321929.1     1345.237    2.0         3114.0
             437949.6    321929.1     1343.737    1.57        3131.0
             437949.6    321929.1     1342.237    1.69        3274.0
             437949.6    321929.1     1340.737    1.95        3229.0
             437861.4    321881.5     1351.386    1.36        3318.0
             437861.4    321881.5     1349.886    1.3         2954.0
             437861.4    321881.5     1348.386    1.97        3662.0
             437861.4    321881.5     1346.886    1.49        2688.0
             437861.4    321881.5     1345.386    1.37        2429.0
             437861.4    321881.5     1343.886    1.4         2350.0
             437861.4    321881.5     1342.386    1.8         3556.0
             437773.2    321834.0     1351.359    1.19        2844.0
             437773.2    321834.0     1349.859    1.4         3310.0
             437773.2    321834.0     1348.359    1.76        3035.0
             437773.2    321834.0     1346.859    1.84        2871.0
             437773.2    321834.0     1345.359    2.46        3773.0
             437773.2    321834.0     1343.859    2.15        3499.0
             437773.2    321834.0     1342.359    0.61        1200.0
             437684.9    321786.5     1351.291    0.95        2681.0
             437684.9    321786.5     1349.791    1.46        3074.0
             437684.9    321786.5     1348.291    1.85        3491.0
             437684.9    321786.5     1346.791    1.86        3017.0
             437684.9    321786.5     1345.291    2.36        3576.0
             437684.9    321786.5     1343.791    0.78        1207.0
             437596.7    321738.9     1351.179    1.32        3007.0
             437596.7    321738.9     1349.679    0.84        2614.0
             437596.7    321738.9     1348.179    2.42        3295.0
             437596.7    321738.9     1346.679    3.09        5163.0
             437508.5    321691.4     1351.201    0.88        2683.0
             437508.5    321691.4     1349.701    1.61        3380.0
             437508.5    321691.4     1348.201
             437508.5    321691.4     1346.701    0.11        184.0
             437420.3    321643.9     1351.1      0.98        2948.0
             437420.3    321643.9     1349.6      1.58        2770.0

             437420.3    321643.9     1348.1      1.25        2172.0
             437420.3    321643.9     1346.6      1.69        2434.0
             437332.0    321596.3     1350.762    1.25        3145.0
             437332.0    321596.3     1349.262    2.53        3920.0
             437332.0    321596.3     1347.762    0.66        1138.0
             437332.0    321596.3     1346.262    1.92        3490.0
             438108.4    322014.7     1351.318    1.24        2639.0
             438108.4    322014.7     1349.818    1.22        1922.0
             438108.4    322014.7     1348.318    2.05        3031.0
             437990.3    322064.8     1351.266    1.37        3330.0
             437990.3    322064.8     1349.766    1.54        3200.0
             437990.3    322064.8     1348.266    1.46        2919.0
             437990.3    322064.8     1346.766    1.82        2759.0
             437902.1    322017.3     1351.212    1.33        3180.0
             437902.1    322017.3     1349.712    1.6         2475.0
             437902.1    322017.3     1348.212    1.67        2806.0
             437902.1    322017.3     1346.712    2.26        3152.0
             437813.8    321969.8     1351.307    1.17        2936.0
             437813.8    321969.8     1349.807    1.51        3348.0
             437813.8    321969.8     1348.307    1.67        2953.0
             437813.8    321969.8     1346.807    2.53        3452.0
             437813.8    321969.8     1345.307    1.13        1953.0
             437725.6    321922.3     1351.258    1.18        3147.0
             437725.6    321922.3     1349.758    1.33        3031.0
             437725.6    321922.3     1348.258    1.82        2924.0
             437725.6    321922.3     1346.758    2.91        3933.0
             437725.6    321922.3     1345.258    1.06        1490.0
             437637.4    321874.7     1351.239    1.62        3082.0
             437637.4    321874.7     1349.739    1.77        3052.0
             437637.4    321874.7     1348.239    2.13        3341.0
             437637.4    321874.7     1346.739    3.27        4460.0
             437637.4    321874.7     1345.239    3.4         4915.0
             437549.2    321827.2     1351.198    1.28        2899.0
             437549.2    321827.2     1349.698    1.58        2809.0
             437549.2    321827.2     1348.198    0.12        190.0
             437461.0    321779.6     1351.139    1.22        2966.0
             437461.0    321779.6     1349.639    1.42        3335.0
             437461.0    321779.6     1348.139    2.23        4033.0
             437461.0    321779.6     1346.639    2.5         3931.0
             437461.0    321779.6     1345.139    2.79        4376.0
             437461.0    321779.6     1343.639    1.54        2266.0
             437372.8    321732.1     1351.048    1.76        3821.0
             437372.8    321732.1     1349.548    1.83        3435.0
             437372.8    321732.1     1348.048    1.7         3275.0
             437372.8    321732.1     1346.548    2.09        3666.0
             437372.8    321732.1     1345.048    1.85        3418.0
             437284.5    321684.6     1350.859    1.73        3721.0
             437284.5    321684.6     1349.359    1.43        3017.0
             437284.5    321684.6     1347.859    2.3         4561.0
             437284.5    321684.6     1346.359    0.99        2128.0
             438052.0    322098.1     1351.138    1.3         2361.0
             438052.0    322098.1     1349.638    0.04        80.0
             438031.0    322200.6     1351.041    2.31        2568.0
             438031.0    322200.6     1349.541    0.97        1066.0
             437942.8    322153.1     1351.197    1.26        2899.0
             437942.8    322153.1     1349.697    1.28        2754.0
             437942.8    322153.1     1348.197    1.78        3331.0
             437942.8    322153.1     1346.697    1.27        2615.0
             437942.8    322153.1     1345.197    2.04        3553.0
             437942.8    322153.1     1343.697    2.73        3643.0
             437942.8    322153.1     1342.197    1.77        3645.0
             437854.5    322105.5     1351.255    1.23        2982.0

             437854.5    322105.5     1349.755    1.48        3405.0
             437854.5    322105.5     1348.255    1.8         3381.0
             437854.5    322105.5     1346.755    1.54        3039.0
             437854.5    322105.5     1345.255    2.2         4046.0
             437854.5    322105.5     1343.755    2.77        3757.0
             437854.5    322105.5     1342.255    2.03        3727.0
             437854.5    322105.5     1340.755    1.95        3683.0
             437766.3    322058.0     1351.26     1.28        3284.0
             437766.3    322058.0     1349.76     1.67        3860.0
             437766.3    322058.0     1348.26     1.53        3867.0
             437766.3    322058.0     1346.76     1.74        2948.0
             437766.3    322058.0     1345.26     2.2         3442.0
             437766.3    322058.0     1343.76     2.92        3809.0
             437766.3    322058.0     1342.26     2.67        4652.0
             437678.1    322010.4     1351.191    1.2         2698.0
             437678.1    322010.4     1349.691    1.7         3368.0
             437678.1    322010.4     1348.191    2.07        3159.0
             437678.1    322010.4     1346.691    2.2         3236.0
             437678.1    322010.4     1345.191    2.12        3379.0
             437678.1    322010.4     1343.691    2.74        3997.0
             437589.8    321962.9     1351.21     1.25        3065.0
             437589.8    321962.9     1349.71     1.92        3625.0
             437589.8    321962.9     1348.21     2.57        4207.0
             437589.8    321962.9     1346.71     3.09        4096.0
             437589.8    321962.9     1345.21     1.97        3114.0
             437501.6    321915.4     1351.128    1.41        3303.0
             437501.6    321915.4     1349.628    2.17        4033.0
             437501.6    321915.4     1348.128    2.7         4343.0
             437501.6    321915.4     1346.628    1.19        2006.0
             437413.4    321867.8     1351.039    1.24        2962.0
             437413.4    321867.8     1349.539    1.97        4042.0
             437413.4    321867.8     1348.039    1.75        3086.0
             437250.1    321850.8     1350.849    1.78        3627.0
             437250.1    321850.8     1349.349    1.05        2157.0
             438079.7    322226.8     1354.739    1.58        1941.0
             438079.7    322226.8     1353.239    0.29        491.0
             437983.4    322288.8     1351.129    1.76        3674.0
             437983.4    322288.8     1349.629    2.08        4839.0
             437983.4    322288.8     1348.129    1.07        2985.0
             437983.4    322288.8     1346.629    0.9         2078.0
             437895.2    322241.3     1351.166    1.35        3115.0
             437895.2    322241.3     1349.666    2.66        3427.0
             437895.2    322241.3     1348.166    1.62        2859.0
             437895.2    322241.3     1346.666    1.53        2359.0
             437895.2    322241.3     1345.166    1.82        2995.0
             437895.2    322241.3     1343.666    1.31        2780.0
             437895.2    322241.3     1342.166    1.75        2883.0
             437895.2    322241.3     1340.666    1.92        3028.0
             437807.0    322193.8     1351.143    1.25        2954.0
             437807.0    322193.8     1349.643    1.35        2981.0
             437807.0    322193.8     1348.143    1.39        2400.0
             437807.0    322193.8     1346.643    2.27        3496.0
             437807.0    322193.8     1345.143    1.92        3098.0
             437807.0    322193.8     1343.643    3.31        4546.0
             437807.0    322193.8     1342.143    1.97        3196.0
             437718.8    322146.3     1351.178    1.31        3450.0
             437718.8    322146.3     1349.678    1.6         3668.0
             437718.8    322146.3     1348.178    1.44        2566.0
             437718.8    322146.3     1346.678    1.43        2629.0
             437718.8    322146.3     1345.178    1.57        2434.0
             437718.8    322146.3     1343.678    2.95        3861.0
             437718.8    322146.3     1342.178    1.31        2522.0

             437630.6    322098.7     1350.995    1.37        2911.0
             437630.6    322098.7     1349.495    1.57        3058.0
             437630.6    322098.7     1347.995    1.68        2427.0
             437630.6    322098.7     1346.495    1.46        2346.0
             437630.6    322098.7     1344.995    1.29        3012.0
             437630.6    322098.7     1343.495    2.99        3860.0
             437630.6    322098.7     1341.995    1.01        1587.0
             437542.3    322051.2     1351.111    1.3         2882.0
             437542.3    322051.2     1349.611    1.33        3106.0
             437542.3    322051.2     1348.111    2.04        3466.0
             437542.3    322051.2     1346.611    2.39        2933.0
             437454.1    322003.6     1351.028    1.34        3082.0
             437454.1    322003.6     1349.528    1.67        3334.0
             437454.1    322003.6     1348.028    2.27        3559.0
             437454.1    322003.6     1346.528    0.72        1239.0
             437365.9    321956.1     1350.99     1.4         3112.0
             437365.9    321956.1     1349.49     1.59        2929.0
             437365.9    321956.1     1347.99     0.73        1434.0
             437277.7    321908.5     1350.902    1.6         3439.0
             437277.7    321908.5     1349.402    1.01        2085.0
             437242.4    321889.5     1350.799    1.63        3394.0
             437242.4    321889.5     1349.299    1.64        3791.0
             438036.4    322317.3     1353.962    2.09        2551.0
             436680.2    321753.8     1350.979    0.39        1233.0
             436680.2    321753.8     1349.479    0.27        1340.0
             436591.7    321707.2     1351.819    1.58        2891.0
             436591.7    321707.2     1350.319    0.45        2044.0
             436591.7    321707.2     1348.819    0.05        197.0
             437210.5    321984.8     1350.753    0.42        1483.0
             437210.5    321984.8     1349.253    0.03        224.0
             437847.5    322328.0     1351.076    1.3         2986.0
             437847.5    322328.0     1349.576    1.41        2697.0
             437847.5    322328.0     1348.076    2.08        3009.0
             437847.5    322328.0     1346.576    1.71        2588.0
             437847.5    322328.0     1345.076    2.57        3264.0
             437847.5    322328.0     1343.576    2.38        3505.0
             437847.5    322328.0     1342.076    2.55        3388.0
             437847.5    322328.0     1340.576    0.94        1305.0
             437759.5    322280.6     1351.087    1.34        2919.0
             437759.5    322280.6     1349.587    1.35        3163.0
             437759.5    322280.6     1348.087    2.19        3512.0
             437759.5    322280.6     1346.587    1.53        2370.0
             437759.5    322280.6     1345.087    2.02        3053.0
             437759.5    322280.6     1343.587    2.28        3662.0
             437759.5    322280.6     1342.087    2.76        3549.0
             437671.5    322233.2     1350.978    1.24        2855.0
             437671.5    322233.2     1349.478    1.46        3155.0
             437671.5    322233.2     1347.978    2.12        3360.0
             437671.5    322233.2     1346.478    2.87        4371.0
             437671.5    322233.2     1344.978    1.54        2272.0
             437671.5    322233.2     1343.478    3.16        4306.0
             437671.5    322233.2     1341.978    1.3         1958.0
             437583.4    322185.8     1351.016    1.17        2972.0
             437583.4    322185.8     1349.516    1.48        3694.0
             437583.4    322185.8     1348.016    2.54        3969.0
             437583.4    322185.8     1346.516    2.05        2713.0
             437583.4    322185.8     1345.016    2.62        3922.0
             437583.4    322185.8     1343.516    1.44        2193.0
             437583.4    322185.8     1342.016    0.61        945.0
             437495.4    322138.3     1351.029    1.34        2887.0
             437495.4    322138.3     1349.529    1.7         3242.0
             437495.4    322138.3     1348.029    2.36        4182.0

             437495.4    322138.3     1346.529    2.28        3214.0
             437495.4    322138.3     1345.029    0.59        955.0
             437407.3    322090.8     1351.016    1.27        2959.0
             437407.3    322090.8     1349.516    1.85        3651.0
             437407.3    322090.8     1348.016    2.72        4931.0
             437407.3    322090.8     1346.516    0.53        815.0
             437407.3    322090.8     1345.016    1.14        1967.0
             437308.3    322037.5     1350.892    1.42        3100.0
             437308.3    322037.5     1349.392    1.63        3060.0
             437308.3    322037.5     1347.892    0.73        1518.0
             437231.3    321996.0     1350.82     1.3         2782.0
             437231.3    321996.0     1349.32     0.99        2110.0
             436743.6    321846.8     1350.388    0.47        1435.0
             436743.6    321846.8     1348.888    0.12        574.0
             436743.6    321846.8     1347.388    0.01        162.0
             436643.9    321796.3     1351.221    0.76        3419.0
             436643.9    321796.3     1349.721    0.38        1103.0
             436643.9    321796.3     1348.221    0.08        396.0
             436567.6    321751.9     1352.1      0.91        3983.0
             436567.6    321751.9     1350.6      1.14        3053.0
             436567.6    321751.9     1349.1      0.1         469.0
             436479.5    321704.5     1353.315    0.45        2558.0
             436479.5    321704.5     1351.815    0.19        726.0
             436479.5    321704.5     1350.315    0.1         422.0
             436817.5    321920.7     1350.451    0.88        2835.0
             436817.5    321920.7     1348.951    0.14        408.0
             436817.5    321920.7     1347.451    0.06        227.0
             437976.2    322510.9     1350.828    1.54        3476.0
             437976.2    322510.9     1349.328    1.92        3262.0
             437976.2    322510.9     1347.828    2.12        4253.0
             437976.2    322510.9     1346.328    2.01        3572.0
             437976.2    322510.9     1344.828    1.89        3440.0
             437976.2    322510.9     1343.328    2.94        4341.0
             437976.2    322510.9     1341.828    3.2         4452.0
             437976.2    322510.9     1340.328    0.65        891.0
             437888.1    322463.5     1350.853    1.51        2978.0
             437888.1    322463.5     1349.353    1.61        3006.0
             437888.1    322463.5     1347.853    1.22        2633.0
             437888.1    322463.5     1346.353    1.76        3164.0
             437888.1    322463.5     1344.853    1.99        3396.0
             437888.1    322463.5     1343.353    2.87        3634.0
             437888.1    322463.5     1341.853    3.14        4383.0
             437888.1    322463.5     1340.353    2.23        2869.0
             437800.1    322416.1     1350.966    1.45        2987.0
             437800.1    322416.1     1349.466    1.57        3010.0
             437800.1    322416.1     1347.966    1.79        3580.0
             437800.1    322416.1     1346.466    1.56        3639.0
             437800.1    322416.1     1344.966    1.8         2874.0
             437800.1    322416.1     1343.466    2.63        3554.0
             437712.1    322368.6     1351.032    1.65        3495.0
             437712.1    322368.6     1349.532    1.4         3150.0
             437712.1    322368.6     1348.032    2.4         4531.0
             437712.1    322368.6     1346.532    1.75        3086.0
             437712.1    322368.6     1345.032    1.9         3461.0
             437624.0    322321.2     1351.011    1.47        3484.0
             437624.0    322321.2     1349.511    1.39        2830.0
             437624.0    322321.2     1348.011    1.91        3439.0
             437624.0    322321.2     1346.511    2.03        3628.0
             437624.0    322321.2     1345.011    3.49        4176.0
             437624.0    322321.2     1343.511    2.1         3170.0
             437624.0    322321.2     1342.011    0.21        337.0
             437536.0    322273.8     1350.905    1.26        2746.0

             437536.0    322273.8     1349.405    1.63        3002.0
             437536.0    322273.8     1347.905    2.22        3747.0
             437536.0    322273.8     1346.405    2.3         3594.0
             437536.0    322273.8     1344.905    2.29        3238.0
             437448.0    322226.3     1350.991    1.51        3508.0
             437448.0    322226.3     1349.491    1.44        3241.0
             437448.0    322226.3     1347.991    0.84        1549.0
             437448.0    322226.3     1346.491    1.74        2728.0
             437448.0    322226.3     1344.991    0.24        425.0
             437346.3    322171.6     1350.815    1.32        3221.0
             437346.3    322171.6     1349.315    1.44        1893.0
             437346.3    322171.6     1347.815    0.06        150.0
             437346.3    322174.6     1350.815    1.34        3116.0
             437346.3    322174.6     1349.315    1.68        3274.0
             437346.3    322174.6     1347.815    2.45        4172.0
             437346.3    322174.6     1346.315    1.42        2384.0
             437267.3    322129.1     1350.836    1.56        3563.0
             437267.3    322129.1     1349.336    1.35        2036.0
             437267.3    322129.1     1347.836    0.36        657.0
             437190.3    322087.6     1350.803    1.23        2691.0
             437190.3    322087.6     1349.303    0.17        274.0
             436784.3    321982.3     1350.398    0.73        2972.0
             436784.3    321982.3     1348.898    1.09        3424.0
             436784.3    321982.3     1347.398    0.01        106.0
             436696.2    321934.8     1350.234    0.53        3805.0
             436696.2    321934.8     1348.734    1.1         3938.0
             436696.2    321934.8     1347.234    0.51        2085.0
             436608.2    321887.4     1350.998    1.23        4549.0
             436608.2    321887.4     1349.498    0.94        3437.0
             436608.2    321887.4     1347.998    0.97        2424.0
             436520.2    321840.0     1352.517    1.64        3608.0
             436520.2    321840.0     1351.017    1.43        4208.0
             436520.2    321840.0     1349.517    1.38        4401.0
             436520.2    321840.0     1348.017    0.9         3068.0
             436432.1    321792.6     1354.812    1.46        5867.0
             436432.1    321792.6     1353.312
             436432.1    321792.6     1351.812    0.3         1186.0
             437928.8    322599.0     1350.807    1.18        2923.0
             437928.8    322599.0     1349.307    1.15        2946.0
             437928.8    322599.0     1347.807    1.58        3201.0
             437928.8    322599.0     1346.307    1.54        2826.0
             437928.8    322599.0     1344.807    1.5         3238.0
             437928.8    322599.0     1343.307    2.08        2730.0
             437928.8    322599.0     1341.807    2.8         3902.0
             437928.8    322599.0     1340.307    2.08        3258.0
             437840.8    322551.5     1350.776    1.48        2949.0
             437840.8    322551.5     1349.276    1.29        2870.0
             437840.8    322551.5     1347.776    1.41        3286.0
             437840.8    322551.5     1346.276    1.8         3177.0
             437840.8    322551.5     1344.776    1.41        3032.0
             437840.8    322551.5     1343.276    3.41        4942.0
             437840.8    322551.5     1341.776    2.87        3937.0
             437840.8    322551.5     1340.276    2.43        3775.0
             437752.8    322504.1     1350.982    1.34        2922.0
             437752.8    322504.1     1349.482    1.35        3157.0
             437752.8    322504.1     1347.982    1.97        3301.0
             437752.8    322504.1     1346.482    2.36        4340.0
             437752.8    322504.1     1344.982    2.42        3963.0
             437752.8    322504.1     1343.482    3.74        4060.0
             437752.8    322504.1     1341.982    2.52        3658.0
             437752.8    322504.1     1340.482    1.96        3428.0
             437664.7    322456.7     1350.803    1.32        2969.0

             437664.7    322456.7     1349.303    1.44        3184.0
             437664.7    322456.7     1347.803    1.68        3296.0
             437664.7    322456.7     1346.303    2.7         5565.0
             437664.7    322456.7     1344.803    2.84        4388.0
             437664.7    322456.7     1343.303    3.23        3874.0
             437664.7    322456.7     1341.803    2.02        3453.0
             437576.6    322409.3     1350.942    1.3         3033.0
             437576.6    322409.3     1349.442    1.47        3168.0
             437576.6    322409.3     1347.942    2.01        3424.0
             437576.6    322409.3     1346.442    2.38        4863.0
             437576.6    322409.3     1344.942    3.14        3626.0
             437576.6    322409.3     1343.442    1.25        1901.0
             437488.6    322361.8     1350.68     1.53        2874.0
             437488.6    322361.8     1349.18     1.43        3048.0
             437488.6    322361.8     1347.68     2.16        3884.0
             437488.6    322361.8     1346.18     0.96        1421.0
             437400.6    322314.4     1350.892    1.29        3181.0
             437400.6    322314.4     1349.392    1.46        3064.0
             437400.6    322314.4     1347.892    1.74        3316.0
             437400.6    322314.4     1346.392    1.1         1876.0
             437224.5    322219.6     1350.82     1.42        2760.0
             437224.5    322219.6     1349.32     0.17        364.0
             436960.4    322077.3     1351.054    1.68        3778.0
             436960.4    322077.3     1349.554    0.12        444.0
             437138.4    322173.2     1350.642    1.52        3864.0
             437987.8    322630.7     1350.599    1.31        2717.0
             437987.8    322630.7     1349.099    1.52        2832.0
             437987.8    322630.7     1347.599    1.81        3324.0
             437987.8    322630.7     1346.099    2.13        4021.0
             437987.8    322630.7     1344.599    2.03        3532.0
             437987.8    322630.7     1343.099
             436736.9    322070.3     1350.258    0.87        2586.0
             436736.9    322070.3     1348.758    0.85        2599.0
             436736.9    322070.3     1347.258    1.19        2982.0
             436736.9    322070.3     1345.758    0.04        98.0
             436648.8    322022.8     1350.246    0.71        2729.0
             436648.8    322022.8     1348.746    0.82        2765.0
             436648.8    322022.8     1347.246    1.84        4590.0
             436648.8    322022.8     1345.746    0.03        94.0
             436560.7    321975.4     1350.765    0.83        3727.0
             436560.7    321975.4     1349.265    0.92        3872.0
             436560.7    321975.4     1347.765    0.4         1251.0
             436560.7    321975.4     1346.265    0.5         1504.0
             436472.4    321928.2     1352.831
             436472.4    321928.2     1351.331    2.28        5651.0
             436472.4    321928.2     1349.831    2.35        5564.0
             436472.4    321928.2     1348.331    1.17        3180.0
             436384.7    321880.6     1354.87     1.03        3957.0
             436384.7    321880.6     1353.37     0.49        1800.0
             436384.7    321880.6     1351.87     0.11        546.0
             437995.8    322748.6     1350.455    1.42        3126.0
             437995.8    322748.6     1348.955    2.11        3337.0
             437995.8    322748.6     1347.455    1.3         3024.0
             437995.8    322748.6     1345.955    1.2         2456.0
             437995.8    322748.6     1344.455    1.27        2419.0
             437995.8    322748.6     1342.955    1.44        2913.0
             437995.8    322748.6     1341.455    2.56        4042.0
             437995.8    322748.6     1339.955    1.75        2828.0
             437881.4    322687.0     1350.704    1.42        3087.0
             437881.4    322687.0     1349.204    1.44        3090.0
             437881.4    322687.0     1347.704    1.49        3449.0
             437881.4    322687.0     1346.204    1.44        2963.0

             437881.4    322687.0     1344.704    1.42        2927.0
             437881.4    322687.0     1343.204    1.85        3464.0
             437881.4    322687.0     1341.704    3.32        5108.0
             437881.4    322687.0     1340.204    1.76        2875.0
             437793.4    322639.6     1350.707    1.47        3223.0
             437793.4    322639.6     1349.207    1.39        2873.0
             437793.4    322639.6     1347.707    1.98        3789.0
             437793.4    322639.6     1346.207    2.26        4474.0
             437793.4    322639.6     1344.707    2.01        4208.0
             437793.4    322639.6     1343.207    2.66        4362.0
             437793.4    322639.6     1341.707    3.73        4779.0
             437793.4    322639.6     1340.207    2.04        3266.0
             437705.4    322592.2     1350.832    1.37        3206.0
             437705.4    322592.2     1349.332    1.27        3073.0
             437705.4    322592.2     1347.832    2.28        4022.0
             437705.4    322592.2     1346.332    1.48        3132.0
             437705.4    322592.2     1344.832    1.9         3568.0
             437705.4    322592.2     1343.332    2.75        4165.0
             437705.4    322592.2     1341.832    2.76        3947.0
             437705.4    322592.2     1340.332    1.74        2938.0
             437617.3    322544.8     1350.784    1.36        2769.0
             437617.3    322544.8     1349.284    1.36        2854.0
             437617.3    322544.8     1347.784    1.64        3364.0
             437617.3    322544.8     1346.284    2.02        3494.0
             437617.3    322544.8     1344.784    2.73        5133.0
             437617.3    322544.8     1343.284    3.11        3959.0
             437617.3    322544.8     1341.784    0.6         1160.0
             437529.3    322497.3     1350.758    1.36        2858.0
             437529.3    322497.3     1349.258    1.64        3670.0
             437529.3    322497.3     1347.758    2.23        4233.0
             437529.3    322497.3     1346.258    0.18        380.0
             437441.2    322449.9     1350.574    1.29        2815.0
             437441.2    322449.9     1349.074    1.42        3152.0
             437441.2    322449.9     1347.574    1.88        3944.0
             437441.2    322449.9     1346.074    1.17        2117.0
             437353.2    322402.5     1350.596    1.42        2604.0
             437353.2    322402.5     1349.096    1.58        3195.0
             437353.2    322402.5     1347.596    1.11        1980.0
             437353.2    322405.5     1350.596    1.43        2880.0
             437353.2    322405.5     1349.096    1.61        3023.0
             437353.2    322405.5     1347.596    63.0        1591.0
             437353.2    322405.5     1346.096    0.55        1260.0
             437265.1    322355.1     1350.737    1.59        3172.0
             437265.1    322355.1     1349.237    0.12        331.0
             437185.2    322298.4     1350.618    1.42        3448.0
             437185.2    322298.4     1349.118    0.46        925.0
             437088.9    322260.0     1350.687    1.62        3262.0
             437088.9    322260.0     1349.187    0.12        319.0
             437088.9    322260.0     1347.687    0.36        772.0
             437000.9    322212.7     1350.68     1.61        3131.0
             437000.9    322212.7     1349.18     0.02        134.0
             437000.9    322212.7     1347.68     0.31        618.0
             436912.8    322165.3     1351.358    1.71        3548.0
             436912.8    322165.3     1349.858    1.19        4193.0
             436912.8    322165.3     1348.358    0.1         433.0
             436824.9    322117.8     1350.141    1.73        4265.0
             436824.9    322117.8     1348.641    0.77        2959.0
             436824.9    322117.8     1347.141    0.62        2175.0
             436824.9    322117.8     1345.641
             437140.6    322288.0     1350.605    1.49        3330.0
             437140.6    322288.0     1349.105    0.05        145.0
             436689.4    322158.4     1350.133    0.58        2887.0

             436689.4    322158.4     1348.633    0.65        2375.0
             436689.4    322158.4     1347.133    1.34        3434.0
             436689.4    322158.4     1345.633    2.56        3534.0
             436689.4    322158.4     1344.133    0.71        1748.0
             436601.3    322110.9     1350.095    0.64        3184.0
             436601.3    322110.9     1348.595    0.76        2913.0
             436601.3    322110.9     1347.095    1.13        3065.0
             436601.3    322110.9     1345.595    2.15        3925.0
             436513.3    322063.5     1350.737    1.01        3928.0
             436513.3    322063.5     1349.237    0.8         3283.0
             436513.3    322063.5     1347.737    1.5         4839.0
             436513.3    322063.5     1346.237    1.23        3712.0
             436425.3    322016.0     1352.161    1.32        4826.0
             436425.3    322016.0     1350.661    1.24        3146.0
             436425.3    322016.0     1349.161    0.6         1456.0
             437921.8    322822.5     1350.542    1.59        3266.0
             437921.8    322822.5     1349.042    1.27        2938.0
             437921.8    322822.5     1347.542    1.67        3589.0
             437921.8    322822.5     1346.042    1.68        3079.0
             437921.8    322822.5     1344.542    1.86        4099.0
             437921.8    322822.5     1343.042    1.53        3051.0
             437921.8    322822.5     1341.542    2.57        4677.0
             437921.8    322822.5     1340.042    1.15        2041.0
             437833.8    322775.0     1350.572    1.7         3418.0
             437833.8    322775.0     1349.072    1.3         2942.0
             437833.8    322775.0     1347.572    2.11        3804.0
             437833.8    322775.0     1346.072    1.63        3320.0
             437833.8    322775.0     1344.572    1.96        4205.0
             437833.8    322775.0     1343.072    2.49        4947.0
             437833.8    322775.0     1341.572    3.25        5079.0
             437745.8    322727.6     1350.634    1.5         3247.0
             437745.8    322727.6     1349.134    1.22        2826.0
             437745.8    322727.6     1347.634    1.62        3459.0
             437745.8    322727.6     1346.134    1.87        3909.0
             437745.8    322727.6     1344.634    2.65        5329.0
             437745.8    322727.6     1343.134    2.17        4576.0
             437745.8    322727.6     1341.634    3.81        5036.0
             437745.8    322727.6     1340.134    1.95        4094.0
             437657.8    322680.2     1350.493    1.52        3216.0
             437657.8    322680.2     1348.993    1.42        3400.0
             437657.8    322680.2     1347.493    2.47        4703.0
             437657.8    322680.2     1345.993    1.74        3660.0
             437657.8    322680.2     1344.493    1.68        3725.0
             437657.8    322680.2     1342.993    2.8         5704.0
             437657.8    322680.2     1341.493    2.78        4958.0
             437569.7    322632.8     1350.603    1.39        2876.0
             437569.7    322632.8     1349.103    1.31        2865.0
             437569.7    322632.8     1347.603    1.47        3064.0
             437569.7    322632.8     1346.103    2.11        3784.0
             437569.7    322632.8     1344.603    2.33        4562.0
             437569.7    322632.8     1343.103    3.05        4403.0
             437481.7    322585.3     1350.694    1.54        3073.0
             437481.7    322585.3     1349.194    1.36        2893.0
             437481.7    322585.3     1347.694    2.15        3694.0
             437481.7    322585.3     1346.194    2.55        4090.0
             437481.7    322585.3     1344.694    2.66        4622.0
             437481.7    322585.3     1343.194    0.69        1130.0
             437393.7    322537.8     1350.678    1.35        2942.0
             437393.7    322537.8     1349.178    1.72        3396.0
             437393.7    322537.8     1347.678    2.43        4413.0
             437393.7    322537.8     1346.178    0.97        1653.0
             437307.2    322488.3     1350.793    1.4         3176.0

             437307.2    322488.3     1349.293    1.73        3148.0
             437307.2    322488.3     1347.793    0.08        264.0
             437217.6    322443.0     1350.675    1.21        2705.0
             437217.6    322443.0     1349.175    1.42        2999.0
             437217.6    322443.0     1347.675    0.48        849.0
             437132.7    322392.2     1351.27     1.22        2796.0
             437132.7    322392.2     1349.77     0.63        1372.0
             437041.5    322348.0     1351.225    1.48        3117.0
             437041.5    322348.0     1349.725    1.19        3205.0
             437041.5    322348.0     1348.225    0.08        220.0
             437041.5    322348.0     1346.725    0.35        837.0
             436953.5    322300.7     1350.505    1.61        3404.0
             436953.5    322300.7     1349.005    1.07        4115.0
             436953.5    322300.7     1347.505    0.91        2165.0
             436953.5    322300.7     1346.005    0.45        1100.0
             436865.5    322253.3     1350.376    2.34        3891.0
             436865.5    322253.3     1348.876    1.8         2907.0
             436865.5    322253.3     1347.376    2.27        2630.0
             436865.5    322253.3     1345.876    0.61        1852.0
             436777.4    322205.8     1350.272    0.63        3157.0
             436777.4    322205.8     1348.772    0.76        2985.0
             436777.4    322205.8     1347.272    1.79        3386.0
             436777.4    322205.8     1345.772    3.03        3046.0
             436641.9    322246.4     1350.096    1.01        3673.0
             436641.9    322246.4     1348.596    0.75        3063.0
             436641.9    322246.4     1347.096    1.33        2834.0
             436641.9    322246.4     1345.596    3.47        3316.0
             436641.9    322246.4     1344.096    2.05        3505.0
             436553.9    322198.9     1350.565    0.78        3535.0
             436553.9    322198.9     1349.065    0.89        3142.0
             436553.9    322198.9     1347.565    1.61        4381.0
             436553.9    322198.9     1346.065    0.9         2049.0
             436465.8    322151.5     1351.729    0.61        3555.0
             436465.8    322151.5     1350.229    0.76        3239.0
             436465.8    322151.5     1348.729    0.76        1636.0
             436377.8    322104.1     1351.301    0.28        760.0
             436377.8    322104.1     1349.801    0.08        298.0
             437962.4    322957.9     1350.384    1.86        3977.0
             437962.4    322957.9     1348.884    1.4         3188.0
             437962.4    322957.9     1347.384    2.05        3639.0
             437962.4    322957.9     1345.884    1.89        3286.0
             437962.4    322957.9     1344.384    1.85        3417.0
             437962.4    322957.9     1342.884    2.3         4245.0
             437962.4    322957.9     1341.384    2.14        3926.0
             437962.4    322957.9     1339.884    2.44        3953.0
             437874.4    322910.5     1350.489    1.65        3492.0
             437874.4    322910.5     1348.989    1.47        2934.0
             437874.4    322910.5     1347.489    1.42        2275.0
             437874.4    322910.5     1345.989    1.85        3579.0
             437874.4    322910.5     1344.489    1.16        3314.0
             437874.4    322910.5     1342.989    2.19        4188.0
             437874.4    322910.5     1341.489    2.49        4652.0
             437874.4    322910.5     1339.989    2.77        4436.0
             437874.4    322910.5     1338.489    1.63        3366.0
             437786.4    322863.1     1350.508    1.59        3668.0
             437786.4    322863.1     1349.008    1.05        2365.0
             437786.4    322863.1     1347.508    1.84        3623.0
             437786.4    322863.1     1346.008    1.75        3088.0
             437786.4    322863.1     1344.508    1.78        3596.0
             437786.4    322863.1     1343.008    2.62        5099.0
             437786.4    322863.1     1341.508    2.47        4577.0
             437786.4    322863.1     1340.008    1.82        3489.0

             437698.3    322815.7     1350.539    1.44        3365.0
             437698.3    322815.7     1349.039    1.7         3289.0
             437698.3    322815.7     1347.539    1.29        2808.0
             437698.3    322815.7     1346.039    2.23        3846.0
             437698.3    322815.7     1344.539    1.82        3837.0
             437698.3    322815.7     1343.039    2.64        5347.0
             437698.3    322815.7     1341.539    2.46        4809.0
             437698.3    322815.7     1340.039    1.39        2863.0
             437610.3    322768.2     1350.716    1.55        3182.0
             437610.3    322768.2     1349.216    1.94        3862.0
             437610.3    322768.2     1347.716    1.63        3086.0
             437610.3    322768.2     1346.216    2.12        4435.0
             437610.3    322768.2     1344.716    1.86        3851.0
             437610.3    322768.2     1343.216    2.36        4957.0
             437610.3    322768.2     1341.716    2.46        4199.0
             437522.3    322720.8     1350.581    1.35        2734.0
             437522.3    322720.8     1349.081    1.59        3178.0
             437522.3    322720.8     1347.581    1.45        3006.0
             437522.3    322720.8     1346.081    1.84        3849.0
             437522.3    322720.8     1344.581    2.23        4329.0
             437522.3    322720.8     1343.081    2.83        4873.0
             437434.3    322673.3     1350.526    1.31        2647.0
             437434.3    322673.3     1349.026    1.52        3116.0
             437434.3    322673.3     1347.526    2.26        4761.0
             437434.3    322673.3     1346.026    2.54        4412.0
             437434.3    322673.3     1344.526    1.71        3271.0
             437346.2    322625.9     1350.585    1.55        3346.0
             437346.2    322625.9     1349.085    1.97        4191.0
             437346.2    322625.9     1347.585    0.17        401.0
             437258.2    322578.4     1350.695    1.53        3306.0
             437258.2    322578.4     1349.195    2.16        3610.0
             437258.2    322578.4     1347.695    0.02        39.0
             437170.1    322531.0     1350.495    1.44        3280.0
             437170.1    322531.0     1348.995    1.3         3269.0
             437170.1    322531.0     1347.495    0.31        635.0
             437082.1    322483.6     1350.515    1.61        3386.0
             437082.1    322483.6     1349.015    1.53        2749.0
             437082.1    322483.6     1347.515    0.02        98.0
             437064.5    322474.1     1350.45     1.56        3107.0
             437064.5    322474.1     1348.95     2.11        3812.0
             437064.5    322474.1     1347.45     0.9         1598.0
             437046.9    322464.6     1350.45     1.03        2662.0
             437046.9    322464.6     1348.95     1.75        3302.0
             437046.9    322464.6     1347.45     2.06        4099.0
             437029.3    322455.1     1350.45     1.12        2659.0
             437029.3    322455.1     1348.95     1.74        3093.0
             437029.3    322455.1     1347.45     1.18        3504.0
             437011.7    322445.6     1350.45     1.21        2957.0
             437011.7    322445.6     1348.95     1.43        2654.0
             437011.7    322445.6     1347.45     2.86        4708.0
             437011.7    322445.6     1345.95     0.04        134.0
             436994.1    322436.1     1350.472    1.58        3378.0
             436994.1    322436.1     1348.972    1.78        3646.0
             436994.1    322436.1     1347.472    2.38        4125.0
             436994.1    322436.1     1345.972    0.61        1309.0
             437003.6    322418.5     1350.75     1.28        2855.0
             437003.6    322418.5     1349.25     0.99        1622.0
             437003.6    322418.5     1347.75     1.62        2622.0
             437003.6    322418.5     1346.25     1.78        3086.0
             437013.1    322400.9     1350.75     1.44        2903.0
             437013.1    322400.9     1349.25     1.2         2341.0
             437013.1    322400.9     1347.75     1.86        3212.0

             437013.1    322400.9     1346.25     2.15        3872.0
             437022.5    322383.3     1350.75     1.33        2961.0
             437022.5    322383.3     1349.25     1.43        2655.0
             437022.5    322383.3     1347.75     1.31        2361.0
             437022.5    322383.3     1346.25     2.89        4873.0
             437022.5    322383.3     1344.75     0.95        1852.0
             437032.0    322365.7     1350.75     1.43        2534.0
             437032.0    322365.7     1349.25     1.33        1964.0
             437032.0    322365.7     1347.75     1.69        2670.0
             437032.0    322365.7     1346.25     2.36        4375.0
             437032.0    322365.7     1344.75     2.08        4046.0
             436906.1    322388.8     1350.285    1.53        3737.0
             436906.1    322388.8     1348.785    1.46        3490.0
             436906.1    322388.8     1347.285    1.95        2350.0
             436906.1    322388.8     1345.785    2.1         2937.0
             436906.1    322388.8     1344.285    0.005       54.0
             436818.0    322341.3     1350.165    0.9         3860.0
             436818.0    322341.3     1348.665    1.29        2903.0
             436818.0    322341.3     1347.165    2.14        2452.0
             436818.0    322341.3     1345.665    2.24        2978.0
             436818.0    322341.3     1344.165    0.14        255.0
             436730.0    322293.8     1350.03     1.04        3220.0
             436730.0    322293.8     1348.53     1.21        3294.0
             436730.0    322293.8     1347.03     1.5         2730.0
             436730.0    322293.8     1345.53     2.34        2988.0
             436730.0    322293.8     1344.03     3.11        4155.0
             436594.6    322334.4     1350.06     1.05        1581.0
             436594.6    322334.4     1348.56     1.5         3139.0
             436594.6    322334.4     1347.06     0.38        2673.0
             436594.6    322334.4     1345.56     0.63        2601.0
             436594.6    322334.4     1344.06     0.54        1026.0
             436506.5    322287.0     1351.501    0.87        4135.0
             436506.5    322287.0     1350.001    0.5         3063.0
             436506.5    322287.0     1348.501    1.05        3686.0
             436506.5    322287.0     1347.001    0.21        921.0
             436418.4    322239.5     1352.456    2.16        3747.0
             436418.4    322239.5     1350.956    0.55        3892.0
             436418.4    322239.5     1349.456    0.1         423.0
             436353.4    322204.5     1352.928    1.15        4196.0
             436353.4    322204.5     1351.428    0.16        1008.0
             437975.0    323078.3     1350.197    1.64        3238.0
             437975.0    323078.3     1348.697    1.69        2912.0
             437975.0    323078.3     1347.197    1.67        3550.0
             437975.0    323078.3     1345.697    1.95        4137.0
             437975.0    323078.3     1344.197    2.41        4361.0
             437975.0    323078.3     1342.697    2.53        5052.0
             437975.0    323078.3     1341.197    1.75        3503.0
             437915.0    323045.9     1350.305    1.96        3785.0
             437915.0    323045.9     1348.805    1.42        3221.0
             437915.0    323045.9     1347.305    1.83        3779.0
             437915.0    323045.9     1345.805    1.82        3594.0
             437915.0    323045.9     1344.305    1.89        3752.0
             437915.0    323045.9     1342.805    1.61        3406.0
             437915.0    323045.9     1341.305    2.43        4783.0
             437915.0    323045.9     1339.805    2.24        4171.0
             437827.0    322998.6     1350.422    1.09        2721.0
             437827.0    322998.6     1348.922    1.4         3254.0
             437827.0    322998.6     1347.422    1.97        4059.0
             437827.0    322998.6     1345.922    1.15        2915.0
             437827.0    322998.6     1344.422    2.22        4256.0
             437827.0    322998.6     1342.922    1.24        2528.0
             437827.0    322998.6     1341.422    2.55        5410.0

             437827.0    322998.6     1339.922    2.19        4032.0
             437739.0    322951.1     1350.45     1.71        3758.0
             437739.0    322951.1     1348.95     1.25        2739.0
             437739.0    322951.1     1347.45     1.68        3430.0
             437739.0    322951.1     1345.95     1.99        3777.0
             437739.0    322951.1     1344.45     2.7         5342.0
             437739.0    322951.1     1342.95     2.49        5065.0
             437739.0    322951.1     1341.45     1.72        3256.0
             437650.9    322903.7     1350.397    1.23        2968.0
             437650.9    322903.7     1348.897    1.24        2771.0
             437650.9    322903.7     1347.397    2.08        3946.0
             437650.9    322903.7     1345.897    0.79        1690.0
             437562.9    322856.3     1350.44     1.29        2816.0
             437562.9    322856.3     1348.94     1.28        2630.0
             437562.9    322856.3     1347.44     1.41        2994.0
             437562.9    322856.3     1345.94     1.65        3586.0
             437562.9    322856.3     1344.44     2.64        5152.0
             437562.9    322856.3     1342.94     0.71        1622.0
             437474.8    322808.8     1350.642    1.12        2623.0
             437474.8    322808.8     1349.142    1.45        2974.0
             437474.8    322808.8     1347.642    1.56        3441.0
             437474.8    322808.8     1346.142    2.3         4467.0
             437474.8    322808.8     1344.642    2.04        3692.0
             437474.8    322808.8     1343.142    0.82        1519.0
             437386.8    322761.3     1350.384    1.58        4060.0
             437386.8    322761.3     1348.884    1.52        3066.0
             437386.8    322761.3     1347.384    2.16        4439.0
             437386.8    322761.3     1345.884    0.42        927.0
             437298.7    322713.9     1350.565    2.12        4286.0
             437298.7    322713.9     1349.065    2.13        4217.0
             437298.7    322713.9     1347.565    1.22        2279.0
             437210.7    322666.4     1350.99     1.7         3542.0
             437210.7    322666.4     1349.49     1.48        3930.0
             437210.7    322666.4     1347.99     0.18        361.0
             437122.7    322619.1     1350.926    1.55        3482.0
             437122.7    322619.1     1349.426    1.85        3687.0
             437122.7    322619.1     1347.926    0.65        1108.0
             437034.7    322571.7     1350.286    1.92        3834.0
             437034.7    322571.7     1348.786
             437034.7    322571.7     1347.286    2.24        4385.0
             437034.7    322571.7     1345.786    0.49        664.0
             436946.7    322524.2     1350.232    1.45        3688.0
             436946.7    322524.2     1348.732    1.52        2381.0
             436946.7    322524.2     1347.232    1.56        2814.0
             436946.7    322524.2     1345.732    2.82        5659.0
             436946.7    322524.2     1344.232    2.0         3591.0
             436946.7    322524.2     1342.732    0.62        2578.0
             436858.8    322476.6     1350.185    1.36        3075.0
             436858.8    322476.6     1348.685    1.61        3632.0
             436858.8    322476.6     1347.185    1.66        2894.0
             436858.8    322476.6     1345.685    1.48        2866.0
             436858.8    322476.6     1344.185    1.64        2872.0
             436858.8    322476.6     1342.685    2.54        4276.0
             436770.6    322429.3     1350.117    2.27        3011.0
             436770.6    322429.3     1348.617    1.25        3746.0
             436770.6    322429.3     1347.117    1.28        3409.0
             436770.6    322429.3     1345.617    3.03        3241.0
             436770.6    322429.3     1344.117    2.41        3023.0
             436770.6    322429.3     1342.617    2.18        3858.0
             436682.5    322381.9     1349.877    2.49        2836.0
             436682.5    322381.9     1348.377    1.35        2602.0
             436682.5    322381.9     1346.877    1.17        3304.0

             436682.5    322381.9     1345.377    1.13        3237.0
             436682.5    322381.9     1343.877    2.71        3377.0
             436547.1    322422.5     1350.694    0.65        3618.0
             436547.1    322422.5     1349.194    0.71        3265.0
             436547.1    322422.5     1347.694    1.85        4616.0
             436547.1    322422.5     1346.194    0.45        1420.0
             436459.0    322375.0     1352.024    0.9         3788.0
             436459.0    322375.0     1350.524    0.68        4232.0
             436459.0    322375.0     1349.024    0.5         1360.0
             436376.6    322330.6     1354.269    0.03        81.0
             436376.6    322330.6     1352.769    1.44        5099.0
             436376.6    322330.6     1351.269    0.73        2478.0
             436376.6    322330.6     1349.769    3.13        7860.0
             436291.3    322284.6     1355.217    0.82        4116.0
             436291.3    322284.6     1353.717    0.25        2023.0
             436291.3    322284.6     1352.217    0.09        399.0
             437955.6    323181.5     1349.998    1.42        2973.0
             437955.6    323181.5     1348.498    1.84        3983.0
             437955.6    323181.5     1346.998    1.56        3476.0
             437955.6    323181.5     1345.498    1.67        3596.0
             437955.6    323181.5     1343.998    2.26        4350.0
             437955.6    323181.5     1342.498    2.96        5652.0
             437955.6    323181.5     1340.998    2.28        4857.0
             437867.6    323134.0     1350.232    1.41        3165.0
             437867.6    323134.0     1348.732    1.61        3641.0
             437867.6    323134.0     1347.232    1.66        3626.0
             437867.6    323134.0     1345.732    1.36        3298.0
             437867.6    323134.0     1344.232    2.11        4481.0
             437867.6    323134.0     1342.732    2.02        4201.0
             437867.6    323134.0     1341.232    3.02        5652.0
             437867.6    323134.0     1339.732    1.68        3070.0
             437779.6    323086.6     1350.31     1.3         3079.0
             437779.6    323086.6     1348.81     1.5         3411.0
             437779.6    323086.6     1347.31     1.58        3508.0
             437779.6    323086.6     1345.81     1.53        3183.0
             437779.6    323086.6     1344.31     2.31        4695.0
             437691.5    323039.1     1350.257    1.44        3135.0
             437691.5    323039.1     1348.757    1.39        3001.0
             437691.5    323039.1     1347.257    1.59        3449.0
             437691.5    323039.1     1345.757    1.98        3636.0
             437691.5    323039.1     1344.257    2.23        5101.0
             437691.5    323039.1     1342.757    2.3         3892.0
             437603.5    322991.7     1350.255    1.64        3335.0
             437603.5    322991.7     1348.755    1.19        2582.0
             437603.5    322991.7     1347.255    1.32        2695.0
             437603.5    322991.7     1345.755    2.02        3962.0
             437603.5    322991.7     1344.255    0.43        926.0
             437515.5    322944.3     1350.21     1.42        3253.0
             437515.5    322944.3     1348.71     1.31        2744.0
             437515.5    322944.3     1347.21     2.2         3940.0
             437515.5    322944.3     1345.71     1.9         3651.0
             437515.5    322944.3     1344.21     1.45        2237.0
             437427.5    322896.8     1350.301    1.38        2937.0
             437427.5    322896.8     1348.801
             437427.5    322896.8     1347.301    2.35        4396.0
             437427.5    322896.8     1345.801    0.72        1588.0
             437427.5    322896.8     1344.301    0.14        342.0
             437339.3    322849.4     1350.28     1.51        3074.0
             437339.3    322849.4     1348.78     2.11        4535.0
             437339.3    322849.4     1347.28     1.35        2489.0
             437339.3    322849.4     1345.78     0.24        554.0
             437251.1    322802.4     1350.104    1.46        3170.0

             437251.1    322802.4     1348.604    1.38        2773.0
             437251.1    322802.4     1347.104    0.31        602.0
             437163.3    322754.5     1350.377    1.91        4026.0
             437163.3    322754.5     1348.877    1.45        3030.0
             437075.3    322707.0     1350.355    1.28        3352.0
             437075.3    322707.0     1348.855    1.62        2968.0
             437075.3    322707.0     1347.355    1.08        1985.0
             436987.2    322659.7     1350.19     1.74        2207.0
             436987.2    322659.7     1348.69     1.53        1801.0
             436987.2    322659.7     1347.19     1.41        3458.0
             436987.2    322659.7     1345.69     1.02        1981.0
             436899.2    322612.2     1350.206    1.01        3422.0
             436899.2    322612.2     1348.706    1.65        2794.0
             436899.2    322612.2     1347.206    1.22        2554.0
             436899.2    322612.2     1345.706    1.3         2466.0
             436899.2    322612.2     1344.206    1.64        3021.0
             436899.2    322612.2     1342.706    3.02        4921.0
             436811.2    322564.8     1350.095    1.97        2989.0
             436811.2    322564.8     1348.595    1.62        3070.0
             436811.2    322564.8     1347.095    2.03        2550.0
             436811.2    322564.8     1345.595    1.54        4288.0
             436811.2    322564.8     1344.095    1.09        3122.0
             436811.2    322564.8     1342.595    2.55        4228.0
             436723.1    322517.3     1350.008    0.59        2923.0
             436723.1    322517.3     1348.508    1.3         4113.0
             436723.1    322517.3     1347.008    1.82        2267.0
             436723.1    322517.3     1345.508    3.82        3892.0
             436723.1    322517.3     1344.008    2.71        3867.0
             436723.1    322517.3     1342.508    1.99        3404.0
             436635.1    322469.9     1350.054    0.52        2798.0
             436635.1    322469.9     1348.554    2.11        3801.0
             436635.1    322469.9     1347.054    1.78        3760.0
             436635.1    322469.9     1345.554    3.7         3958.0
             436635.1    322469.9     1344.054    0.66        1008.0
             436499.7    322510.5     1351.145    0.84        3356.0
             436499.7    322510.5     1349.645
             436499.7    322510.5     1348.145    1.21        3922.0
             436411.6    322463.0     1351.95     1.15        4722.0
             436411.6    322463.0     1350.45     0.62        3554.0
             436411.6    322463.0     1348.95     1.54        3474.0
             436323.5    322415.6     1353.473    0.85        4360.0
             436323.5    322415.6     1351.973    0.87        4234.0
             436323.5    322415.6     1350.473    0.21        586.0
             436261.9    322382.4     1354.113    0.49        3038.0
             436261.9    322382.4     1352.613    0.12        508.0
             437970.1    323302.8     1349.806    1.84        3647.0
             437970.1    323302.8     1348.306    1.83        4009.0
             437970.1    323302.8     1346.806    1.57        3362.0
             437970.1    323302.8     1345.306    1.48        3293.0
             437970.1    323302.8     1343.806    1.93        3972.0
             437970.1    323302.8     1342.306    2.57        5395.0
             437908.2    323269.5     1349.962    1.5         3180.0
             437908.2    323269.5     1348.462    1.58        3613.0
             437908.2    323269.5     1346.962    1.73        3588.0
             437908.2    323269.5     1345.462    2.31        5060.0
             437908.2    323269.5     1343.962    2.37        4780.0
             437908.2    323269.5     1342.462    3.04        4973.0
             437820.2    323222.0     1350.133    1.61        3712.0
             437820.2    323222.0     1348.633    1.56        3741.0
             437820.2    323222.0     1347.133    1.67        3494.0
             437820.2    323222.0     1345.633    1.36        3275.0
             437820.2    323222.0     1344.133    2.16        4703.0

             437820.2    323222.0     1342.633    2.93        5120.0
             437820.2    323222.0     1341.133    2.11        3840.0
             437732.1    323174.6     1350.234    1.4         3226.0
             437732.1    323174.6     1348.734    1.61        3521.0
             437732.1    323174.6     1347.234    1.31        2918.0
             437732.1    323174.6     1345.734    1.3         2961.0
             437732.1    323174.6     1344.234    1.68        3975.0
             437732.1    323174.6     1342.734
             437644.1    323127.2     1350.149    1.29        2760.0
             437644.1    323127.2     1348.649    1.38        3120.0
             437644.1    323127.2     1347.149    1.56        3233.0
             437644.1    323127.2     1345.649    1.8         4222.0
             437644.1    323127.2     1344.149    2.12        3987.0
             437644.1    323127.2     1342.649    2.65        5018.0
             437644.1    323127.2     1341.149    1.98        3453.0
             437556.0    323079.8     1350.095    1.95        3448.0
             437556.0    323079.8     1348.595    1.49        3333.0
             437556.0    323079.8     1347.095    0.66        1409.0
             437468.0    323032.3     1350.118    1.26        2976.0
             437468.0    323032.3     1348.618    1.81        3966.0
             437468.0    323032.3     1347.118    1.72        3233.0
             437468.0    323032.3     1345.618    2.21        4606.0
             437380.0    322984.9     1350.096    1.41        3196.0
             437380.0    322984.9     1348.596    1.84        4941.0
             437380.0    322984.9     1347.096    2.11        4076.0
             437380.0    322984.9     1345.596    0.63        1414.0
             437293.6    322935.4     1349.986    1.62        3745.0
             437293.6    322935.4     1348.486    1.79        3704.0
             437293.6    322935.4     1346.986    0.48        1312.0
             437293.6    322935.4     1345.486    0.67        1551.0
             437204.3    322889.7     1350.072    1.42        3306.0
             437204.3    322889.7     1348.572    2.19        3801.0
             437204.3    322889.7     1347.072    0.29        707.0
             437118.1    322840.2     1348.299    1.21        2677.0
             437118.1    322840.2     1346.799    1.74        3528.0
             437118.1    322840.2     1345.299    0.36        740.0
             437027.8    322795.1     1350.109    1.4         3044.0
             437027.8    322795.1     1348.609    1.65        2603.0
             437027.8    322795.1     1347.109    1.62        2925.0
             436939.8    322747.7     1350.13     1.56        3534.0
             436939.8    322747.7     1348.63     1.48        2866.0
             436939.8    322747.7     1347.13     1.06        2528.0
             436939.8    322747.7     1345.63     1.62        2794.0
             436851.8    322700.3     1350.157    1.14        2912.0
             436851.8    322700.3     1348.657    1.42        2882.0
             436851.8    322700.3     1347.157    1.17        2690.0
             436851.8    322700.3     1345.657    1.23        2750.0
             436851.8    322700.3     1344.157    1.4         2655.0
             436851.8    322700.3     1342.657    2.15        3611.0
             436851.8    322700.3     1341.157    1.53        2783.0
             436763.8    322652.8     1350.024    1.25        2906.0
             436763.8    322652.8     1348.524    1.35        3482.0
             436763.8    322652.8     1347.024    1.77        2789.0
             436763.8    322652.8     1345.524    2.58        3355.0
             436763.8    322652.8     1344.024    1.0         2240.0
             436763.8    322652.8     1342.524    2.07        3147.0
             436675.7    322605.4     1350.018    0.64        2637.0
             436675.7    322605.4     1348.518    1.15        3626.0
             436675.7    322605.4     1347.018    2.01        3349.0
             436675.7    322605.4     1345.518    3.83        3726.0
             436675.7    322605.4     1344.018    2.05        3505.0
             436587.7    322557.9     1350.382    0.69        3067.0

             436587.7    322557.9     1348.882    0.69        3578.0
             436587.7    322557.9     1347.382    1.96        4330.0
             436587.7    322557.9     1345.882    1.19        2412.0
             436452.2    322598.5     1351.444    1.05        2744.0
             436452.2    322598.5     1349.944    0.68        4292.0
             436452.2    322598.5     1348.444    0.81        1407.0
             436364.2    322551.1     1352.669    1.57        2925.0
             436364.2    322551.1     1351.169    0.76        3793.0
             436364.2    322551.1     1349.669
             436364.2    322551.1     1348.169    0.45        1395.0
             436276.1    322503.6     1354.299    2.03        4784.0
             436276.1    322503.6     1352.799    1.06        2204.0
             436276.1    322503.6     1351.299    0.06        209.0
             436276.1    322503.6     1349.799    0.12        330.0
             437860.6    323357.6     1350.002    2.46        3593.0
             437860.6    323357.6     1348.502    2.1         4296.0
             437860.6    323357.6     1347.002    1.81        3743.0
             437860.6    323357.6     1345.502    1.64        3594.0
             437860.6    323357.6     1344.002    1.77        3958.0
             437860.6    323357.6     1342.502    1.99        4041.0
             437860.6    323357.6     1341.002    2.33        5099.0
             437860.6    323357.6     1339.502    2.42        4790.0
             437772.6    323310.1     1350.032    1.37        3226.0
             437772.6    323310.1     1348.532    1.82        3802.0
             437772.6    323310.1     1347.032    2.08        4833.0
             437772.6    323310.1     1345.532    1.72        3696.0
             437772.6    323310.1     1344.032    2.26        5017.0
             437772.6    323310.1     1342.532    2.23        5071.0
             437772.6    323310.1     1341.032    2.64        5495.0
             437772.6    323310.1     1339.532    2.95        5375.0
             437685.3    323261.3     1349.874    1.34        3001.0
             437685.3    323261.3     1348.374    1.42        3271.0
             437685.3    323261.3     1346.874    1.45        3349.0
             437685.3    323261.3     1345.374    2.24        4716.0
             437685.3    323261.3     1343.874    2.03        4712.0
             437685.3    323261.3     1342.374    2.45        4955.0
             437685.3    323261.3     1340.874    2.59        5049.0
             437685.3    323261.3     1339.374    2.24        4740.0
             437596.0    323214.9     1350.04     0.79        2550.0
             437596.0    323214.9     1348.54     1.39        3671.0
             437596.0    323214.9     1347.04     1.57        3129.0
             437596.0    323214.9     1345.54     1.63        3814.0
             437596.0    323214.9     1344.04     2.08        4316.0
             437596.0    323214.9     1342.54     2.64        5136.0
             437596.0    323214.9     1341.04     2.7         4877.0
             437508.6    323167.7     1350.484    1.57        3887.0
             437508.6    323167.7     1348.984    1.69        3834.0
             437508.6    323167.7     1347.484    1.45        3753.0
             437508.6    323167.7     1345.984    1.75        4179.0
             437508.6    323167.7     1344.484    2.2         4778.0
             437508.6    323167.7     1342.984    1.52        3240.0
             437420.5    323120.3     1349.932    1.58        3844.0
             437420.5    323120.3     1348.432
             437420.5    323120.3     1346.932    1.73        3878.0
             437420.5    323120.3     1345.432    1.54        3200.0
             437332.5    323072.9     1349.923    1.44        3064.0
             437332.5    323072.9     1348.423    2.24        3947.0
             437332.5    323072.9     1346.923    1.51        3036.0
             437332.5    323072.9     1345.423    0.99        2368.0
             437244.6    323025.5     1350.021    1.71        3313.0
             437244.6    323025.5     1348.521    1.69        3738.0
             437244.6    323025.5     1347.021    1.48        2985.0

             437156.4    322978.1     1349.964    1.57        3685.0
             437156.4    322978.1     1348.464    1.56        3394.0
             437068.4    322930.6     1349.969    1.58        3449.0
             437068.4    322930.6     1348.469    2.17        4109.0
             437068.4    322930.6     1346.969    1.7         3516.0
             436980.3    322883.2     1349.922    1.31        3392.0
             436980.3    322883.2     1348.422    1.11        2184.0
             436980.3    322883.2     1346.922    1.44        3105.0
             436980.3    322883.2     1345.422    0.26        561.0
             436892.3    322835.7     1350.047    1.38        3139.0
             436892.3    322835.7     1348.547    1.55        3193.0
             436892.3    322835.7     1347.047    1.24        2436.0
             436892.3    322835.7     1345.547    1.97        3131.0
             436892.3    322835.7     1344.047    0.59        1204.0
             436804.3    322788.3     1349.95     1.01        2785.0
             436804.3    322788.3     1348.45
             436804.3    322788.3     1346.95     1.18        2335.0
             436804.3    322788.3     1345.45     1.4         2574.0
             436804.3    322788.3     1343.95     1.5         2667.0
             436804.3    322788.3     1342.45     1.66        3107.0
             436804.3    322788.3     1340.95     1.66        3364.0
             436716.3    322740.8     1349.941    1.09        2265.0
             436716.3    322740.8     1348.441    1.11        3995.0
             436716.3    322740.8     1346.941    1.78        4296.0
             436716.3    322740.8     1345.441    3.02        3653.0
             436716.3    322740.8     1343.941    2.6         3748.0
             436716.3    322740.8     1342.441    1.04        2399.0
             436628.3    322693.4     1350.063    0.7         2883.0
             436628.3    322693.4     1348.563    1.07        3239.0
             436628.3    322693.4     1347.063    1.48        2881.0
             436628.3    322693.4     1345.563    1.23        1566.0
             436628.3    322693.4     1344.063    1.0         2110.0
             436540.3    322645.9     1350.476    0.66        2421.0
             436540.3    322645.9     1348.976    0.73        3096.0
             436540.3    322645.9     1347.476    0.48        955.0
             436540.3    322645.9     1345.976    0.01        86.0
             437922.3    323390.8     1350.129    1.69        3356.0
             437922.3    323390.8     1348.629    2.05        3945.0
             437922.3    323390.8     1347.129    1.83        3751.0
             437922.3    323390.8     1345.629    1.86        3899.0
             437922.3    323390.8     1344.129    1.94        4076.0
             437922.3    323390.8     1342.629    2.14        4051.0
             437922.3    323390.8     1341.129    2.57        5044.0
             437922.3    323390.8     1339.629    3.33        5763.0
             436404.8    322686.6     1351.857    1.24        3282.0
             436404.8    322686.6     1350.357    0.83        3840.0
             436404.8    322686.6     1348.857    0.48        1407.0
             436316.7    322639.1     1353.134    1.94        3496.0
             436316.7    322639.1     1351.634    2.81        5053.0
             436316.7    322639.1     1350.134    0.57        1643.0
             436220.3    322605.7     1356.013    1.21        3434.0
             436220.3    322605.7     1354.513    0.79        2612.0
             437901.3    323493.0     1349.734    1.59        3507.0
             437901.3    323493.0     1348.234    1.59        3379.0
             437901.3    323493.0     1346.734    1.47        3773.0
             437901.3    323493.0     1345.234    2.05        4396.0
             437901.3    323493.0     1343.734    2.44        5140.0
             437813.3    323445.6     1349.88     1.18        2654.0
             437813.3    323445.6     1348.38     1.88        3982.0
             437813.3    323445.6     1346.88     1.24        2990.0
             437813.3    323445.6     1345.38     1.36        3226.0
             437813.3    323445.6     1343.88     1.99        4268.0

             437813.3    323445.6     1342.38     2.47        4837.0
             437813.3    323445.6     1340.88     2.71        5668.0
             437813.3    323445.6     1339.38     2.16        4156.0
             437725.2    323398.1     1349.969    1.62        3380.0
             437725.2    323398.1     1348.469    1.6         3193.0
             437725.2    323398.1     1346.969    1.21        3064.0
             437725.2    323398.1     1345.469    1.69        3980.0
             437725.2    323398.1     1343.969    2.55        5296.0
             437725.2    323398.1     1342.469    2.6         5416.0
             437725.2    323398.1     1340.969    2.77        5898.0
             437725.2    323398.1     1339.469    1.87        5477.0
             437637.2    323350.7     1349.981    1.49        3334.0
             437637.2    323350.7     1348.481    1.57        3572.0
             437637.2    323350.7     1346.981    1.03        2791.0
             437637.2    323350.7     1345.481    1.21        3111.0
             437637.2    323350.7     1343.981    1.99        4321.0
             437637.2    323350.7     1342.481    2.64        5692.0
             437637.2    323350.7     1340.981    2.74        5353.0
             437637.2    323350.7     1339.481
             437549.2    323303.2     1349.834    1.29        2766.0
             437549.2    323303.2     1348.334    1.63        3345.0
             437549.2    323303.2     1346.834    1.11        2931.0
             437549.2    323303.2     1345.334    1.35        3440.0
             437549.2    323303.2     1343.834    2.19        4819.0
             437549.2    323303.2     1342.334    2.2         4375.0
             437549.2    323303.2     1340.834    2.4         3471.0
             437461.2    323255.8     1349.701    1.44        3042.0
             437461.2    323255.8     1348.201    1.56        3672.0
             437461.2    323255.8     1346.701    1.28        3383.0
             437461.2    323255.8     1345.201    2.31        5292.0
             437461.2    323255.8     1343.701    2.04        4593.0
             437461.2    323255.8     1342.201    1.64        3949.0
             437373.1    323208.4     1349.809    1.2         2873.0
             437373.1    323208.4     1348.309    1.6         3580.0
             437373.1    323208.4     1346.809    1.68        4133.0
             437373.1    323208.4     1345.309    2.26        4880.0
             437285.1    323160.9     1350.345    1.35        3145.0
             437285.1    323160.9     1348.845    1.47        2845.0
             437285.1    323160.9     1347.345    2.52        5794.0
             437285.1    323160.9     1345.845    1.75        3437.0
             437197.1    323113.5     1349.517    1.72        3798.0
             437197.1    323113.5     1348.017    2.25        5940.0
             437197.1    323113.5     1346.517    2.19        4260.0
             437109.3    323066.1     1349.918    1.85        3330.0
             437109.3    323066.1     1348.418    2.01        4235.0
             437109.3    323066.1     1346.918    2.35        5051.0
             437021.3    323018.7     1349.963    2.29        4248.0
             437021.3    323018.7     1348.463    2.82        5668.0
             437021.3    323018.7     1346.963    2.15        3787.0
             436933.3    322971.3     1349.998    1.37        3696.0
             436933.3    322971.3     1348.498    1.75        2944.0
             436933.3    322971.3     1346.998    1.77        3361.0
             436933.3    322971.3     1345.498    1.18        3160.0
             436933.3    322971.3     1343.998    0.39        964.0
             436845.2    322923.8     1349.994    1.12        2979.0
             436845.2    322923.8     1348.494    1.84        3042.0
             436845.2    322923.8     1346.994    2.56        4156.0
             436845.2    322923.8     1345.494    2.43        4623.0
             436845.2    322923.8     1343.994    2.79        4849.0
             436756.9    322876.3     1349.899    1.12        2728.0
             436756.9    322876.3     1348.399    1.14        3300.0
             436756.9    322876.3     1346.899    1.75        2847.0

             436756.9    322876.3     1345.399    1.99        3740.0
             436756.9    322876.3     1343.899    2.6         3489.0
             436756.9    322876.3     1342.399    1.94        3049.0
             436756.9    322876.3     1340.899    1.88        3202.0
             436756.9    322876.3     1339.399    1.51        3111.0
             436668.9    322828.8     1349.922    1.18        2775.0
             436668.9    322828.8     1348.422    0.96        2894.0
             436668.9    322828.8     1346.922    2.67        4057.0
             436668.9    322828.8     1345.422    2.18        4123.0
             436668.9    322828.8     1343.922    3.43        3605.0
             436580.8    322781.4     1349.925    0.77        3171.0
             436580.8    322781.4     1348.425    1.78        2505.0
             436580.8    322781.4     1346.925    1.94        3571.0
             436580.8    322781.4     1345.425    1.98        3545.0
             436492.8    322734.0     1350.911    0.75        2928.0
             436492.8    322734.0     1349.411    1.48        2944.0
             436492.8    322734.0     1347.911    1.93        3178.0
             436357.3    322774.6     1351.482    1.01        3240.0
             436357.3    322774.6     1349.982
             436284.9    322735.6     1352.539    0.31        809.0
             436284.9    322735.6     1351.039    0.06        189.0
             437885.0    323597.8     1349.72     1.19        2810.0
             437885.0    323597.8     1348.22     1.21        2688.0
             437885.0    323597.8     1346.72     1.05        2248.0
             437885.0    323597.8     1345.22     1.54        3571.0
             437885.0    323597.8     1343.72     1.94        5253.0
             437885.0    323597.8     1342.22     2.37        5294.0
             437885.0    323597.8     1340.72     0.88        1878.0
             437853.9    323581.0     1349.685    1.56        3486.0
             437853.9    323581.0     1348.185    1.71        3311.0
             437853.9    323581.0     1346.685    1.17        2754.0
             437853.9    323581.0     1345.185    1.38        3154.0
             437853.9    323581.0     1343.685    1.64        4156.0
             437853.9    323581.0     1342.185    2.34        5057.0
             437853.9    323581.0     1340.685    2.24        4958.0
             437853.9    323581.0     1339.185    2.59        5021.0
             437765.8    323533.6     1349.756    1.58        3385.0
             437765.8    323533.6     1348.256    1.57        3123.0
             437765.8    323533.6     1346.756    1.41        3157.0
             437765.8    323533.6     1345.256    1.83        4396.0
             437765.8    323533.6     1343.756    2.24        5291.0
             437765.8    323533.6     1342.256    2.35        5073.0
             437765.8    323533.6     1340.756    2.23        4539.0
             437765.8    323533.6     1339.256    2.55        5161.0
             437677.8    323486.1     1349.836    1.55        3253.0
             437677.8    323486.1     1348.336    1.17        2556.0
             437677.8    323486.1     1346.836    1.41        3433.0
             437677.8    323486.1     1345.336    1.33        3520.0
             437677.8    323486.1     1343.836    1.7         4053.0
             437677.8    323486.1     1342.336    2.07        4612.0
             437677.8    323486.1     1340.836    2.39        5148.0
             437677.8    323486.1     1339.336    2.28        4283.0
             437589.7    323438.7     1349.785    1.52        3001.0
             437589.7    323438.7     1348.285    1.42        3103.0
             437589.7    323438.7     1346.785    1.63        4207.0
             437589.7    323438.7     1345.285    1.49        3658.0
             437589.7    323438.7     1343.785    1.63        4243.0
             437589.7    323438.7     1342.285    2.11        3736.0
             437589.7    323438.7     1340.785    2.44        5339.0
             437589.7    323438.7     1339.285    2.32        4370.0
             437501.8    323391.3     1349.697    1.72        3211.0
             437501.8    323391.3     1348.197    1.84        3639.0

             437501.8    323391.3     1346.697    1.35        3343.0
             437501.8    323391.3     1345.197    1.43        3590.0
             437501.8    323391.3     1343.697    1.84        4513.0
             437501.8    323391.3     1342.197    2.42        5378.0
             437501.8    323391.3     1340.697    2.29        4737.0
             437501.8    323391.3     1339.197    2.41        3736.0
             437413.7    323343.8     1349.678    1.41        3299.0
             437413.7    323343.8     1348.178    1.35        3086.0
             437413.7    323343.8     1346.678    0.95        3060.0
             437413.7    323343.8     1345.178    2.31        4330.0
             437413.7    323343.8     1343.678    2.6         4643.0
             437413.7    323343.8     1342.178    0.51        1475.0
             437325.7    323296.4     1349.737    1.42        3097.0
             437325.7    323296.4     1348.237    1.52        3117.0
             437325.7    323296.4     1346.737    1.22        2874.0
             437325.7    323296.4     1345.237    1.42        3697.0
             437325.7    323296.4     1343.737    1.27        3032.0
             437237.6    323249.0     1349.691    1.94        3811.0
             437237.6    323249.0     1348.191    1.44        3075.0
             437237.6    323249.0     1346.691    1.29        2933.0
             437237.6    323249.0     1345.191    1.35        3396.0
             437149.6    323201.6     1349.722    1.66        3185.0
             437149.6    323201.6     1348.222    1.61        3054.0
             437149.6    323201.6     1346.722    1.06        2535.0
             437149.6    323201.6     1345.222    1.76        3348.0
             437061.9    323154.2     1349.79     2.25        4357.0
             437061.9    323154.2     1348.29     1.77        2919.0
             437061.9    323154.2     1346.79     0.26        1151.0
             436973.9    323106.7     1349.899    2.52        4039.0
             436973.9    323106.7     1348.399    2.83        5190.0
             436973.9    323106.7     1346.899    1.38        2605.0
             436973.9    323106.7     1345.399    1.68        3271.0
             436973.9    323106.7     1343.899    1.36        3288.0
             436885.8    323059.3     1349.9      0.32        1671.0
             436885.8    323059.3     1348.4      2.24        3709.0
             436885.8    323059.3     1346.9      1.83        3569.0
             436885.8    323059.3     1345.4      1.66        3077.0
             436885.8    323059.3     1343.9      2.17        3769.0
             436797.8    323011.9     1349.939    0.92        2886.0
             436797.8    323011.9     1348.439    1.65        3182.0
             436797.8    323011.9     1346.939    2.12        3626.0
             436797.8    323011.9     1345.439    2.22        3484.0
             436797.8    323011.9     1343.939    2.7         4057.0
             436797.8    323011.9     1342.439    2.24        3678.0
             436797.8    323011.9     1340.939    2.81        4042.0
             436797.8    323011.9     1339.439    2.48        3619.0
             436709.5    322964.3     1349.885    1.1         3071.0
             436709.5    322964.3     1348.385    1.04        3491.0
             436709.5    322964.3     1346.885    2.12        5339.0
             436709.5    322964.3     1345.385    2.15        3024.0
             436709.5    322964.3     1343.885    2.68        4808.0
             436709.5    322964.3     1342.385    2.62        4194.0
             436709.5    322964.3     1340.885    2.31        3287.0
             436621.5    322916.9     1349.864    1.04        3306.0
             436621.5    322916.9     1348.364    0.72        2618.0
             436621.5    322916.9     1346.864    1.44        3722.0
             436621.5    322916.9     1345.364    3.54        4624.0
             436621.5    322916.9     1343.864    1.9         3704.0
             436533.4    322869.4     1350.176    0.99        4218.0
             436533.4    322869.4     1348.676    1.41        3295.0
             436533.4    322869.4     1347.176    1.39        2476.0
             436533.4    322869.4     1345.676    0.74        2390.0

             436445.4    322822.1     1351.059    1.14        4590.0
             436445.4    322822.1     1349.559    0.9         2105.0
             436286.2    322855.2     1353.068    1.67        5007.0
             436286.2    322855.2     1351.568    0.16        545.0
             436286.2    322855.2     1350.068    0.14        387.0
             437835.1    323684.5     1349.593    1.56        3174.0
             437835.1    323684.5     1348.093    1.64        3713.0
             437835.1    323684.5     1346.593    0.24        470.0
             437807.5    323666.6     1349.53     1.4         3036.0
             437807.5    323666.6     1348.03     1.39        3092.0
             437807.5    323666.6     1346.53     1.93        4038.0
             437807.5    323666.6     1345.03
             437807.5    323666.6     1343.53     2.28        5094.0
             437718.4    323621.6     1349.713    2.12        3844.0
             437718.4    323621.6     1348.213    1.62        3228.0
             437718.4    323621.6     1346.713    1.4         2907.0
             437718.4    323621.6     1345.213    1.36        2756.0
             437718.4    323621.6     1343.713    2.08        4969.0
             437718.4    323621.6     1342.213    2.04        4793.0
             437718.4    323621.6     1340.713    2.63        5197.0
             437718.4    323621.6     1339.213    2.6         4493.0
             437630.3    323574.2     1349.685    2.56        4254.0
             437630.3    323574.2     1348.185    1.23        2742.0
             437630.3    323574.2     1346.685    1.3         2967.0
             437630.3    323574.2     1345.185    1.23        2817.0
             437630.3    323574.2     1343.685    1.76        4247.0
             437630.3    323574.2     1342.185    1.94        3910.0
             437630.3    323574.2     1340.685    2.57        5004.0
             437542.4    323526.7     1349.525    0.2         301.0
             437542.4    323526.7     1348.025    1.29        3116.0
             437542.4    323526.7     1346.525    1.35        3078.0
             437542.4    323526.7     1345.025    2.5         5600.0
             437542.4    323526.7     1343.525    2.03        4450.0
             437542.4    323526.7     1342.025    2.41        5628.0
             437542.4    323526.7     1340.525    2.04        3811.0
             437454.3    323479.3     1349.576    1.58        3247.0
             437454.3    323479.3     1348.076    1.21        2412.0
             437454.3    323479.3     1346.576    1.08        2121.0
             437454.3    323479.3     1345.076    1.44        2858.0
             437454.3    323479.3     1343.576    0.96        1963.0
             437454.3    323479.3     1342.076    1.2         3620.0
             437454.3    323479.3     1340.576    0.43        808.0
             437366.3    323431.9     1349.603    1.39        3214.0
             437366.3    323431.9     1348.103    1.23        2653.0
             437366.3    323431.9     1346.603    0.98        2328.0
             437366.3    323431.9     1345.103    2.11        4331.0
             437366.3    323431.9     1343.603
             437366.3    323431.9     1342.103    0.26        584.0
             437278.3    323384.4     1349.54     1.18        3112.0
             437278.3    323384.4     1348.04     1.25        2629.0
             437278.3    323384.4     1346.54     1.47        2947.0
             437278.3    323384.4     1345.04     1.6         3138.0
             437278.3    323384.4     1343.54     0.19        496.0
             437278.3    323384.4     1342.04     0.78        1822.0
             437190.3    323337.0     1349.577    1.47        3485.0
             437190.3    323337.0     1348.077    1.36        2757.0
             437190.3    323337.0     1346.577    1.26        2723.0
             437190.3    323337.0     1345.077    2.44        3685.0
             437190.3    323337.0     1343.577    0.79        1955.0
             437102.2    323289.6     1349.598    2.17        4626.0
             437102.2    323289.6     1348.098    1.81        3334.0
             437102.2    323289.6     1346.598    1.24        2514.0

             437102.2    323289.6     1345.098    1.16        2245.0
             437102.2    323289.6     1343.598    1.12        2398.0
             437014.5    323242.2     1349.789    1.97        4381.0
             437014.5    323242.2     1348.289    1.52        2969.0
             437014.5    323242.2     1346.789    1.26        2365.0
             437014.5    323242.2     1345.289    1.42        2517.0
             437014.5    323242.2     1343.789    0.75        1406.0
             436926.4    323194.8     1349.8      1.66        4321.0
             436926.4    323194.8     1348.3      1.85        3717.0
             436926.4    323194.8     1346.8      1.19        2663.0
             436926.4    323194.8     1345.3
             436926.4    323194.8     1343.8      2.39        3465.0
             436838.4    323147.4     1349.765    1.44        3845.0
             436838.4    323147.4     1348.265    1.81        2941.0
             436838.4    323147.4     1346.765    1.48        2752.0
             436838.4    323147.4     1345.265    1.65        3127.0
             436838.4    323147.4     1343.765    2.39        4445.0
             436838.4    323147.4     1342.265    2.17        4142.0
             436838.4    323147.4     1340.765    2.53        4696.0
             436750.4    323099.9     1349.909    1.3         3758.0
             436750.4    323099.9     1348.409    1.36        3299.0
             436750.4    323099.9     1346.909    1.53        3791.0
             436750.4    323099.9     1345.409    1.74        3648.0
             436750.4    323099.9     1343.909    2.44        4234.0
             436750.4    323099.9     1342.409    1.76        3231.0
             436750.4    323099.9     1340.909    1.65        2630.0
             436750.4    323099.9     1339.409    0.29        506.0
             436662.1    323052.3     1349.789    1.3         3541.0
             436662.1    323052.3     1348.289    0.79        2780.0
             436662.1    323052.3     1346.789    1.28        3442.0
             436662.1    323052.3     1345.289    1.82        2726.0
             436662.1    323052.3     1343.789    2.07        4152.0
             436574.1    323004.9     1350.393    1.6         4562.0
             436574.1    323004.9     1348.893    0.92        3500.0
             436574.1    323004.9     1347.393    1.0         2426.0
             436574.1    323004.9     1345.893    1.95        4065.0
             436486.0    322957.5     1351.2      1.04        4758.0
             436486.0    322957.5     1349.7      1.11        3734.0
             436486.0    322957.5     1348.2      1.37        2532.0
             436397.9    322910.1     1352.354    1.38        5307.0
             436397.9    322910.1     1350.854    1.93        4642.0
             436397.9    322910.1     1349.354    1.26        2704.0
             436243.8    322945.0     1354.917    2.38        5345.0
             436243.8    322945.0     1353.417    1.32        2806.0
             436243.8    322945.0     1351.917    0.2         433.0
             437799.6    323778.9     1349.514    1.21        2882.0
             437799.6    323778.9     1348.014    1.86        3534.0
             437759.0    323757.1     1349.456    1.65        3453.0
             437759.0    323757.1     1347.956    1.75        2787.0
             437759.0    323757.1     1346.456    1.75        2981.0
             437671.0    323709.6     1349.534    1.26        3044.0
             437671.0    323709.6     1348.034    1.36        2660.0
             437671.0    323709.6     1346.534    1.28        2913.0
             437671.0    323709.6     1345.034    1.25        2917.0
             437671.0    323709.6     1343.534    1.6         3312.0
             437671.0    323709.6     1342.034    2.07        4303.0
             437671.0    323709.6     1340.534    2.41        5788.0
             437671.0    323709.6     1339.034    2.52        5399.0
             437671.0    323709.6     1337.534    2.21        4578.0
             437582.9    323662.2     1349.611    1.75        3640.0
             437582.9    323662.2     1348.111    1.56        3140.0
             437582.9    323662.2     1346.611    1.55        3622.0

             437582.9    323662.2     1345.111    1.33        3181.0
             437582.9    323662.2     1343.611
             437582.9    323662.2     1342.111    2.32        4978.0
             437582.9    323662.2     1340.611    2.34        5681.0
             437582.9    323662.2     1339.111    2.62        5704.0
             437582.9    323662.2     1337.611    2.33        4526.0
             437494.9    323614.8     1349.531    1.74        3567.0
             437494.9    323614.8     1348.031    1.84        3561.0
             437494.9    323614.8     1346.531    1.32        2794.0
             437494.9    323614.8     1345.031    1.61        3308.0
             437494.9    323614.8     1343.531    2.39        5856.0
             437494.9    323614.8     1342.031    2.5         5802.0
             437494.9    323614.8     1340.531    2.25        4768.0
             437494.9    323614.8     1339.031    1.85        3296.0
             437406.9    323567.3     1349.451    2.15        4066.0
             437406.9    323567.3     1347.951    1.13        2611.0
             437406.9    323567.3     1346.451    1.88        3816.0
             437406.9    323567.3     1344.951    1.9         3526.0
             437406.9    323567.3     1343.451    1.61        3193.0
             437406.9    323567.3     1341.951    1.51        3522.0
             437406.9    323567.3     1340.451    2.45        6114.0
             437406.9    323567.3     1338.951    1.74        3614.0
             437318.8    323519.9     1349.491    2.43        4669.0
             437318.8    323519.9     1347.991    1.15        2509.0
             437318.8    323519.9     1346.491    1.09        2322.0
             437318.8    323519.9     1344.991    1.68        3072.0
             437318.8    323519.9     1343.491    1.65        3101.0
             437318.8    323519.9     1341.991    2.64        5878.0
             437318.8    323519.9     1340.491    0.98        2348.0
             437230.8    323472.5     1349.48     2.31        4393.0
             437230.8    323472.5     1347.98     1.2         2353.0
             437230.8    323472.5     1346.48     1.72        3383.0
             437230.8    323472.5     1344.98     1.21        2356.0
             437230.8    323472.5     1343.48     1.63        3509.0
             437230.8    323472.5     1341.98     1.09        4548.0
             437230.8    323472.5     1340.48     0.52        1070.0
             437142.8    323425.1     1349.457    2.69        4485.0
             437142.8    323425.1     1347.957    1.26        2987.0
             437142.8    323425.1     1346.457    1.89        3713.0
             437142.8    323425.1     1344.957    1.8         3887.0
             437142.8    323425.1     1343.457    2.14        3998.0
             437142.8    323425.1     1341.957    1.73        3521.0
             437142.8    323425.1     1340.457    1.46        3053.0
             436614.6    323140.3     1349.791    1.65        4832.0
             436614.6    323140.3     1348.291    1.0         3553.0
             436614.6    323140.3     1346.791    1.48        6400.0
             436614.6    323140.3     1345.291    0.95        2173.0
             436614.6    323140.3     1343.791    0.31        1383.0
             436526.7    323092.9     1351.066    1.32        4167.0
             436526.7    323092.9     1349.566    0.88        2308.0
             436526.7    323092.9     1348.066    1.23        4232.0
             436526.7    323092.9     1346.566    0.59        1488.0
             436526.7    323092.9     1345.066    0.6         1686.0
             436438.6    323045.5     1351.625    1.43        6721.0
             436438.6    323045.5     1350.125    1.31        4462.0
             436438.6    323045.5     1348.625    0.39        852.0
             436350.5    322998.2     1352.959    1.93        6362.0
             436350.5    322998.2     1351.459    2.98        3255.0
             436350.5    322998.2     1349.959    0.93        1588.0
             436203.7    322997.9     1356.357    1.41        5521.0
             436203.7    322997.9     1354.857    1.92        6494.0
             436203.7    322997.9     1353.357    0.21        705.0

             436203.7    322997.9     1351.857    0.25        846.0
             437788.2    323886.4     1349.48     1.79        3801.0
             437788.2    323886.4     1347.98     2.16        4031.0
             437711.6    323845.1     1349.424    0.8         3344.0
             437711.6    323845.1     1347.924    1.64        3196.0
             437711.6    323845.1     1346.424    1.51        3698.0
             437711.6    323845.1     1344.924    1.74        3717.0
             437623.6    323797.7     1349.487    1.49        3487.0
             437623.6    323797.7     1347.987    1.23        2581.0
             437623.6    323797.7     1346.487    1.29        2641.0
             437623.6    323797.7     1344.987    1.38        3220.0
             437623.6    323797.7     1343.487    2.07        3874.0
             437623.6    323797.7     1341.987    2.64        6015.0
             437623.6    323797.7     1340.487    2.14        4078.0
             437623.6    323797.7     1338.987    2.34        5210.0
             437535.5    323750.3     1349.41     1.79        3723.0
             437535.5    323750.3     1347.91     1.31        2831.0
             437535.5    323750.3     1346.41     1.19        2452.0
             437535.5    323750.3     1344.91     1.5         3036.0
             437535.5    323750.3     1343.41     1.77        3950.0
             437535.5    323750.3     1341.91     1.85        3722.0
             437535.5    323750.3     1340.41     2.46        5571.0
             437535.5    323750.3     1338.91     2.69        6065.0
             437447.5    323702.8     1349.389    1.91        3352.0
             437447.5    323702.8     1347.889    1.73        3376.0
             437447.5    323702.8     1346.389    1.34        2961.0
             437447.5    323702.8     1344.889    1.57        3001.0
             437447.5    323702.8     1343.389    1.59        3485.0
             437447.5    323702.8     1341.889    1.73        3375.0
             437447.5    323702.8     1340.389    1.38        2704.0
             437447.5    323702.8     1338.889    2.43        5819.0
             437447.5    323702.8     1337.389    1.91        3418.0
             437359.5    323655.4     1349.339    1.99        3159.0
             437359.5    323655.4     1347.839    1.26        2618.0
             437359.5    323655.4     1346.339    0.97        2162.0
             437359.5    323655.4     1344.839    1.36        2389.0
             437359.5    323655.4     1343.339    1.25        2558.0
             437359.5    323655.4     1341.839    1.12        2458.0
             437359.5    323655.4     1340.339    1.84        4049.0
             437359.5    323655.4     1338.839    2.74        5650.0
             437359.5    323655.4     1337.339    0.63        1217.0
             437271.5    323607.9     1349.378    1.9         3532.0
             437271.5    323607.9     1347.878    1.09        2567.0
             437271.5    323607.9     1346.378    1.38        3005.0
             437271.5    323607.9     1344.878    1.61        2951.0
             437271.5    323607.9     1343.378    1.86        3806.0
             437271.5    323607.9     1341.878    2.49        5218.0
             437271.5    323607.9     1340.378    2.72        4267.0
             436567.2    323228.4     1350.801    1.28        4554.0
             436567.2    323228.4     1349.301    0.99        3877.0
             436567.2    323228.4     1347.801    0.77        2442.0
             436567.2    323228.4     1346.301    0.89        2205.0
             436567.2    323228.4     1344.801    0.6         1868.0
             436479.2    323181.0     1351.765    1.93        4022.0
             436479.2    323181.0     1350.265    1.21        4471.0
             436479.2    323181.0     1348.765    1.15        3641.0
             436479.2    323181.0     1347.265    1.02        3203.0
             436391.2    323133.6     1352.274    1.86        5599.0
             436391.2    323133.6     1350.774    0.92        2498.0
             436391.2    323133.6     1349.274    1.6         4939.0
             436391.2    323133.6     1347.774    0.99        2685.0
             436216.3    323154.6     1354.932    2.12        5441.0

             436216.3    323154.6     1353.432    0.04        165.0
             436216.3    323154.6     1351.932    1.91        3685.0
             436519.8    323316.5     1351.096    1.74        4059.0
             436519.8    323316.5     1349.596    1.06        3089.0
             436519.8    323316.5     1348.096    1.0         2991.0
             436519.8    323316.5     1346.596    0.91        2738.0
             436431.8    323269.0     1352.349    2.45        5414.0
             436431.8    323269.0     1350.849    2.08        3955.0
             436431.8    323269.0     1349.349    1.05        3744.0
             436431.8    323269.0     1347.849    1.13        3060.0
             436343.7    323221.6     1353.171    2.63        5415.0
             436343.7    323221.6     1351.671    0.97        2556.0
             436343.7    323221.6     1350.171    1.48        4011.0
             436343.7    323221.6     1348.671    0.46        1343.0
             436153.0    323232.8     1355.758    2.56        5789.0
             436153.0    323232.8     1354.258    1.12        2189.0
             436153.0    323232.8     1352.758    0.14        330.0
             436562.7    323449.5     1349.67     1.15        3017.0
             436562.7    323449.5     1348.17     0.74        2639.0
             436562.7    323449.5     1346.67     0.88        3051.0
             436562.7    323449.5     1345.17     1.25        4235.0
             436562.7    323449.5     1343.67     1.42        3475.0
             436472.3    323404.5     1351.242    1.87        4279.0
             436472.3    323404.5     1349.742    1.17        3154.0
             436472.3    323404.5     1348.242    0.73        3006.0
             436472.3    323404.5     1346.742    1.18        3780.0
             436472.3    323404.5     1345.242    0.63        1567.0
             436384.4    323357.1     1352.877    3.0         5508.0
             436384.4    323357.1     1351.377    2.21        5283.0
             436384.4    323357.1     1349.877    0.95        2973.0
             436384.4    323357.1     1348.377    1.34        4475.0
             436384.4    323357.1     1346.877    0.76        2219.0
             436296.3    323309.6     1354.518    3.17        5184.0
             436296.3    323309.6     1353.018    2.42        4830.0
             436296.3    323309.6     1351.518    1.44        3019.0
             436296.3    323309.6     1350.018
             436296.3    323309.6     1348.518    1.27        2711.0
             436104.5    323319.9     1355.112    1.31        3600.0
             437833.3    324251.7     1349.112    1.72        3596.0
             437833.3    324251.7     1347.612    2.38        1902.0
             437833.3    324251.7     1346.112
             437657.3    324156.6     1349.306    1.44        3327.0
             437657.3    324156.6     1347.806    1.46        3198.0
             437657.3    324156.6     1346.306    1.77        3202.0
             437481.3    324061.4     1349.112    1.81        3995.0
             437481.3    324061.4     1347.612    1.06        2747.0
             437481.3    324061.4     1346.112    1.65        4197.0
             437481.3    324061.4     1344.612    1.94        3395.0
             437304.5    323966.4     1348.914    1.55        3481.0
             437304.5    323966.4     1347.414    1.71        3444.0
             437304.5    323966.4     1345.914    1.94        4400.0
             437304.5    323966.4     1344.414    1.63        2884.0
             437130.3    323873.2     1349.105    1.83        4473.0
             437130.3    323873.2     1347.605    1.08        3306.0
             437130.3    323873.2     1346.105    0.83        2547.0
             437130.3    323873.2     1344.605    1.25        3128.0
             437130.3    323873.2     1343.105    2.07        5092.0
             437130.3    323873.2     1341.605    2.35        4811.0
             436952.8    323777.4     1348.892    1.97        5766.0
             436952.8    323777.4     1347.392    1.82        3978.0
             436952.8    323777.4     1345.892    1.04        2996.0
             436952.8    323777.4     1344.392    1.4         4640.0

             436952.8    323777.4     1342.892    2.0         5119.0
             436952.8    323777.4     1341.392    2.08        4529.0
             436777.0    323682.3     1349.149    1.82        3158.0
             436777.0    323682.3     1347.649    1.79        4681.0
             436777.0    323682.3     1346.149    1.83        4957.0
             436777.0    323682.3     1344.649    1.64        4523.0
             436777.0    323682.3     1343.149    2.69        6177.0
             436777.0    323682.3     1349.149    1.07        3074.0
             436688.9    323634.8     1349.17     0.86        2542.0
             436600.9    323587.4     1349.318    0.65        2420.0
             436600.9    323587.4     1347.818    0.96        2652.0
             436600.9    323587.4     1346.318    0.54        1826.0
             436600.9    323587.4     1349.318    1.76        3901.0
             436512.8    323540.0     1349.702    1.56        3719.0
             436512.8    323540.0     1348.202    0.9         2756.0
             436512.8    323540.0     1346.702    0.94        3011.0
             436512.8    323540.0     1345.202    0.84        2719.0
             436512.8    323540.0     1343.702    1.04        3091.0
             436425.0    323492.5     1351.004    2.7         4976.0
             436425.0    323492.5     1349.504    1.41        3541.0
             436425.0    323492.5     1348.004    0.85        3524.0
             436425.0    323492.5     1346.504    1.14        3806.0
             436425.0    323492.5     1345.004    1.3         3273.0
             436337.0    323445.1     1353.005    2.7         5153.0
             436337.0    323445.1     1351.505    2.3         4560.0
             436337.0    323445.1     1350.005    0.82        3136.0
             436337.0    323445.1     1348.505    0.96        3284.0
             436337.0    323445.1     1347.005    1.41        4572.0
             436248.9    323397.7     1354.504    1.98        3870.0
             436248.9    323397.7     1353.004    2.78        4744.0
             436248.9    323397.7     1351.504    1.11        3497.0
             436248.9    323397.7     1350.004    1.2         4830.0
             436248.9    323397.7     1348.504    0.44        1471.0
             436073.7    323418.0     1354.186    0.77        2157.0
             436073.7    323418.0     1352.686    0.59        2259.0
             436377.5    323580.6     1351.858    2.38        4717.0
             436377.5    323580.6     1350.358    1.2         3842.0
             436377.5    323580.6     1348.858    0.87        3027.0
             436377.5    323580.6     1347.358    0.92        3521.0
             436377.5    323580.6     1345.858    0.81        1397.0
             436377.5    323580.6     1344.358    0.81        3286.0
             436377.5    323580.6     1342.858    0.8         3366.0
             436289.3    323533.1     1351.808    2.75        4669.0
             436289.3    323533.1     1350.308    1.94        5237.0
             436289.3    323533.1     1348.808    1.92        5492.0
             436289.3    323533.1     1347.308    0.84        4486.0
             436289.3    323533.1     1345.808    0.54        3169.0
             436289.3    323533.1     1344.308    0.4         1840.0
             436201.3    323485.7     1352.673    3.26        4703.0
             436201.3    323485.7     1351.173    1.72        5368.0
             436201.3    323485.7     1349.673    0.8         4457.0
             436201.3    323485.7     1348.173    0.43        2402.0
             436201.3    323485.7     1346.673    0.34        1877.0
             436113.3    323438.3     1353.673    2.59        7013.0
             436113.3    323438.3     1352.173    0.8         3218.0
             436113.3    323438.3     1350.673    0.11        625.0
             436003.9    323492.9     1355.464    2.13        3851.0
             436003.9    323492.9     1353.964    2.1         6145.0
             436003.9    323492.9     1352.464    0.22        1059.0
             436418.1    323715.7     1349.087    1.99        4203.0
             436418.1    323715.7     1347.587    1.19        3310.0
             436418.1    323715.7     1346.087    0.65        2809.0

             436418.1    323715.7     1344.587    1.33        1631.0
             436418.1    323715.7     1343.087    1.21        2013.0
             436418.1    323715.7     1341.587    0.65        781.0
             436418.1    323718.7     1349.087    1.62        3698.0
             436418.1    323718.7     1347.587    1.34        3062.0
             436418.1    323718.7     1346.087    0.93        2664.0
             436418.1    323718.7     1344.587    0.86        2839.0
             436418.1    323718.7     1343.087    1.02        3933.0
             436418.1    323718.7     1341.587    1.29        4485.0
             436418.1    323718.7     1340.087    1.17        5833.0
             436418.1    323718.7     1338.587    1.91        3184.0
             436241.9    323621.2     1350.906    2.52        4735.0
             436241.9    323621.2     1349.406    1.3         4482.0
             436241.9    323621.2     1347.906    0.95        4308.0
             436241.9    323621.2     1346.406    0.9         4512.0
             436241.9    323621.2     1344.906    0.93        3989.0
             436241.9    323621.2     1343.406    0.62        3322.0
             436153.9    323573.7     1351.869    2.18        4477.0
             436153.9    323573.7     1350.369    1.55        6336.0
             436153.9    323573.7     1348.869    0.66        2125.0
             436153.9    323573.7     1347.369
             436065.8    323526.3     1353.7      1.96        4826.0
             436065.8    323526.3     1352.2      2.25        7428.0
             436065.8    323526.3     1350.7      1.33        4422.0
             435933.1    323570.1     1354.36     0.9         2400.0
             435933.1    323570.1     1352.86     0.2         759.0
             436282.9    323756.8     1349.354    1.57        3594.0
             436282.9    323756.8     1347.854    1.16        2817.0
             436282.9    323756.8     1346.354    1.03        2880.0
             436282.9    323756.8     1344.854    0.74        2785.0
             436282.9    323756.8     1343.354
             436282.9    323756.8     1341.854    1.05        3270.0
             436194.4    323709.2     1350.086    2.25        4829.0
             436194.4    323709.2     1348.586    1.15        3855.0
             436194.4    323709.2     1347.086
             436194.4    323709.2     1345.586    0.96        4385.0
             436194.4    323709.2     1344.086    0.59        3952.0
             436194.4    323709.2     1342.586    0.8         4334.0
             436194.4    323709.2     1341.086    0.66        4111.0
             436194.4    323709.2     1339.586    1.15        4070.0
             436106.4    323661.8     1350.729    1.78        4053.0
             436106.4    323661.8     1349.229    1.04        4639.0
             436106.4    323661.8     1347.729    0.68        3547.0
             436106.4    323661.8     1346.229    0.8         3639.0
             436106.4    323661.8     1344.729    0.61        2835.0
             436106.4    323661.8     1343.229    0.73        2723.0
             436019.2    323615.1     1352.176    1.74        5291.0
             436019.2    323615.1     1350.676    1.19        6270.0
             436019.2    323615.1     1349.176    0.66        2460.0
             436019.2    323615.1     1347.676    0.33        1714.0
             435896.5    323672.7     1352.656    2.1         6212.0
             435896.5    323672.7     1351.156    1.74        4654.0
             435896.5    323672.7     1349.656    0.34        1375.0
             436142.0    323795.2     1349.282    1.16        3133.0
             436142.0    323795.2     1347.782    1.02        3331.0
             436142.0    323795.2     1346.282    0.75        3957.0
             436142.0    323795.2     1344.782    0.58        3774.0
             436142.0    323795.2     1343.282    0.64        3990.0
             436142.0    323795.2     1341.782    0.72        3843.0
             436059.0    323749.8     1349.629    1.79        5650.0
             436059.0    323749.8     1348.129    1.74        5352.0
             436059.0    323749.8     1346.629    0.85        3298.0

             436059.0    323749.8     1345.129    1.17        3821.0
             436059.0    323749.8     1343.629    0.61        2062.0
             435971.0    323702.3     1350.758    2.06        6472.0
             435971.0    323702.3     1349.258    1.75        5373.0
             435971.0    323702.3     1347.758    0.7         2067.0
             435971.0    323702.3     1346.258    0.38        1324.0
             436009.6    323832.9     1348.975    2.31        6133.0
             436009.6    323832.9     1347.475    2.28        5033.0
             436009.6    323832.9     1345.975    1.43        3666.0
             436009.6    323832.9     1344.475    1.63        3783.0
             436009.6    323832.9     1342.975    1.6         4024.0
             435923.5    323790.3     1350.023    1.63        5571.0
             435923.5    323790.3     1348.523    2.09        5658.0
             435923.5    323790.3     1347.023    0.98        3272.0
             435923.5    323790.3     1345.523    1.34        3971.0
             435923.5    323790.3     1344.023    0.6         1830.0
             435923.5    323790.3     1342.523
             440481.6    314834.6     1369.843    4.97        6450.0
             440481.6    314834.6     1368.343    2.93        5339.0
             440481.6    314834.6     1366.843    2.21        4109.0
             440427.0    314800.8     1370.088    4.03        5842.0
             440427.0    314800.8     1368.588    3.11        5592.0
             440427.0    314800.8     1367.088    3.11        4398.0
             440348.5    314735.8     1370.559    3.03        4856.0
             440348.5    314735.8     1369.059    1.33        1488.0
             440348.5    314735.8     1367.559    0.69        1121.0
             440246.3    314714.7     1370.71     2.41        3722.0
             440246.3    314714.7     1369.21     0.87        1453.0
             440246.3    314714.7     1367.71     0.59        1173.0
             440246.3    314714.7     1366.21     1.04        2037.0
             440128.2    314553.3     1374.521    1.87        3567.0
             440128.2    314553.3     1373.021    1.95        3403.0
             439994.5    314563.0     1372.634    2.73        5057.0
             439994.5    314563.0     1371.134    0.88        1677.0
             440579.4    314939.7     1369.34     2.99        3888.0
             440579.4    314939.7     1367.84     1.96        2974.0
             440579.4    314939.7     1366.34     0.79        790.0
             440579.4    314939.7     1364.84     1.7         2199.0
             440412.0    314843.0     1369.849    4.0         5603.0
             440412.0    314843.0     1368.349    1.68        2955.0
             440315.3    314797.4     1370.699    2.03        4290.0
             440315.3    314797.4     1369.199    0.87        1362.0
             440315.3    314797.4     1367.699    0.56        912.0
             440227.2    314749.9     1370.742    2.29        4463.0
             440227.2    314749.9     1369.242    1.72        2211.0
             440227.2    314749.9     1367.742
             440091.2    314642.2     1371.074    1.88        4104.0
             440091.2    314642.2     1369.574    0.53        437.0
             440091.2    314642.2     1368.074    1.34        2868.0
             440491.3    314892.3     1369.766    3.27        5622.0
             440491.3    314892.3     1368.266    2.53        4912.0
             440491.3    314892.3     1366.766
             440531.9    315027.7     1369.273    3.07        6184.0
             440531.9    315027.7     1367.773    2.36        3565.0
             440531.9    315027.7     1366.273    1.4         2463.0
             440531.9    315027.7     1364.773    0.88        1842.0
             440443.8    314980.3     1369.628    2.8         5094.0
             440443.8    314980.3     1368.128    1.57        2392.0
             440443.8    314980.3     1366.628    0.44        794.0
             440355.8    314932.9     1369.871    2.37        4147.0
             440355.8    314932.9     1368.371    1.83        3519.0
             440355.8    314932.9     1366.871    0.08        141.0

             440165.1    314787.2     1370.528    2.09        4131.0
             440165.1    314787.2     1369.028    1.48        2576.0
             440136.1    314737.0     1370.702    2.1         4404.0
             440136.1    314737.0     1369.202    0.41        618.0
             440136.1    314737.0     1367.702    0.46        810.0
             440136.1    314737.0     1366.202    2.06        1722.0
             440601.8    314990.9     1369.052
             440601.8    314990.9     1367.552    1.55        2355.0
             440601.8    314990.9     1366.052    0.36        482.0
             440785.4    315189.9     1368.085    2.11        3879.0
             440785.4    315189.9     1366.585    1.07        1816.0
             440785.4    315189.9     1365.085    0.57        857.0
             440785.4    315189.9     1363.585    0.4         703.0
             440785.4    315189.9     1362.085    0.47        968.0
             440619.9    315075.1     1368.92     2.8         5127.0
             440619.9    315075.1     1367.42     4.03        6092.0
             440619.9    315075.1     1365.92     1.42        2158.0
             440619.9    315075.1     1364.42     1.1         1849.0
             440205.1    314826.8     1370.292    3.38        5663.0
             440205.1    314826.8     1368.792    3.06        4294.0
             440205.1    314826.8     1367.292    1.39        2310.0
             440313.0    314933.4     1369.972    1.93        3970.0
             440313.0    314933.4     1368.472    0.9         2099.0
             440313.0    314933.4     1366.972    0.25        622.0
             440355.3    315016.2     1369.641    3.44        6508.0
             440355.3    315016.2     1368.141    1.92        3509.0
             440894.2    315409.4     1367.452    2.76        2050.0
             440894.2    315409.4     1365.952    3.55        4308.0
             440894.2    315409.4     1364.452    2.91        5217.0
             440894.2    315409.4     1362.952    1.73        2068.0
             440836.6    315305.6     1367.865    3.15        5481.0
             440836.6    315305.6     1366.365    2.81        4474.0
             440836.6    315305.6     1364.865    1.47        2495.0
             440748.5    315258.1     1368.243    2.11        4803.0
             440748.5    315258.1     1366.743
             440748.5    315258.1     1365.243    1.0         1004.0
             440748.5    315258.1     1363.743    1.15        1890.0
             440451.4    315226.4     1368.893    2.3         4856.0
             440451.4    315226.4     1367.393    0.53        698.0
             440397.9    315104.0     1369.18     2.54        5159.0
             440397.9    315104.0     1367.68     2.02        3338.0
             440500.0    315096.4     1369.125    2.14        3980.0
             440500.0    315096.4     1367.625
             440500.0    315096.4     1366.125    0.86        1450.0
             440562.0    315156.6     1368.77     1.93        3088.0
             440562.0    315156.6     1367.27     1.35        1579.0
             440562.0    315156.6     1365.77     0.15        299.0
             440651.0    315202.9     1368.439
             440651.0    315202.9     1366.939    1.91        2949.0
             440651.0    315202.9     1365.439    0.5         913.0
             440474.5    315296.4     1368.588    2.13        4774.0
             440474.5    315296.4     1367.088    0.08        187.0
             441034.2    315571.1     1366.805    2.0         3868.0
             441034.2    315571.1     1365.305    2.57        4142.0
             441034.2    315571.1     1363.805    1.23        2242.0
             440948.5    315519.2     1367.074    2.2         3799.0
             440948.5    315519.2     1365.574    3.08        5120.0
             440948.5    315519.2     1364.074    2.26        3549.0
             440877.1    315441.0     1367.419    2.58        5079.0
             440877.1    315441.0     1365.919    0.29        545.0
             440877.1    315441.0     1364.419    2.75        3928.0
             440789.1    315393.6     1367.704    2.08        3605.0

             440789.1    315393.6     1366.204    2.36        2875.0
             440789.1    315393.6     1364.704    0.84        2976.0
             440701.1    315346.2     1367.872    2.26        3960.0
             440701.1    315346.2     1366.372    3.11        3268.0
             440701.1    315346.2     1364.872    1.67        2976.0
             440613.0    315298.7     1368.289    2.31        4461.0
             440613.0    315298.7     1366.789    1.63        2634.0
             440613.0    315298.7     1365.289    0.51        862.0
             440525.1    315251.3     1368.615    2.73        5794.0
             440525.1    315251.3     1367.115    1.82        2300.0
             440562.7    315462.1     1367.997    2.46        5127.0
             440562.7    315462.1     1366.497    0.86        1282.0
             440562.7    315462.1     1364.997    0.36        696.0
             441087.8    315676.0     1366.591    2.11        3007.0
             441087.8    315676.0     1365.091    0.54        703.0
             441087.8    315676.0     1363.591    0.17        326.0
             441005.7    315623.9     1366.729    1.62        3453.0
             441005.7    315623.9     1365.229    2.62        4526.0
             441005.7    315623.9     1363.729    0.57        1224.0
             441005.7    315623.9     1362.229    1.5         1894.0
             440917.7    315576.5     1367.02     2.26        4075.0
             440917.7    315576.5     1365.52     3.4         5677.0
             440917.7    315576.5     1364.02     1.07        1345.0
             440917.7    315576.5     1362.52     0.39        637.0
             440917.7    315576.5     1361.02     1.38        2176.0
             440829.7    315529.1     1367.107    2.61        4793.0
             440829.7    315529.1     1365.607    1.87        2831.0
             440829.7    315529.1     1364.107    0.57        706.0
             440741.6    315481.6     1367.441    2.39        4034.0
             440741.6    315481.6     1365.941
             440741.6    315481.6     1364.441    0.27        391.0
             440741.6    315481.6     1362.941    1.48        2258.0
             440653.6    315434.3     1367.694    2.64        4498.0
             440653.6    315434.3     1366.194    0.44        464.0
             440565.5    315386.7     1368.106    0.53        409.0
             440565.5    315386.7     1366.606    2.14        4476.0
             440515.1    315359.5     1368.305    2.33        5251.0
             440515.1    315359.5     1366.805    1.86        3168.0
             440657.0    315473.9     1367.526    2.96        4834.0
             440657.0    315473.9     1366.026    0.1         111.0
             440657.0    315473.9     1364.526
             440715.8    315537.2     1367.39     3.25        5329.0
             440715.8    315537.2     1365.89     2.28        1811.0
             440715.8    315537.2     1364.39
             441087.6    315781.6     1366.357    1.99        4197.0
             441087.6    315781.6     1364.857    3.07        5069.0
             441087.6    315781.6     1363.357    2.22        2636.0
             441046.3    315759.4     1366.404    2.31        3982.0
             441046.3    315759.4     1364.904    3.06        5262.0
             441046.3    315759.4     1363.404    2.87        4034.0
             441046.3    315759.4     1361.904    2.73        3400.0
             441046.3    315759.4     1360.404    1.38        2377.0
             440958.3    315711.9     1366.478    3.73        5528.0
             440958.3    315711.9     1364.978    0.62        940.0
             440958.3    315711.9     1363.478
             440870.3    315664.5     1366.689    2.17        3991.0
             440870.3    315664.5     1365.189    2.77        4283.0
             440870.3    315664.5     1363.689    3.21        5194.0
             440782.3    315617.1     1367.034    2.73        4273.0
             440782.3    315617.1     1365.534    1.04        1778.0
             440782.3    315617.1     1364.034    0.67        1136.0
             440782.3    315617.1     1362.534    2.13        3334.0

             440772.6    315649.0     1366.953    2.82        4493.0
             440772.6    315649.0     1365.453    1.42        2280.0
             440772.6    315649.0     1363.953    3.6         6149.0
             440788.1    315724.2     1366.655    1.87        3972.0
             440788.1    315724.2     1365.155    2.71        4796.0
             440788.1    315724.2     1363.655    2.21        3016.0
             441175.0    315942.3     1365.313    2.31        4154.0
             441175.0    315942.3     1363.813    2.23        4357.0
             441175.0    315942.3     1362.313    1.0         1555.0
             441087.0    315894.8     1365.548    2.18        4846.0
             441087.0    315894.8     1364.048    2.45        3974.0
             441087.0    315894.8     1362.548    0.76        1253.0
             441087.0    315894.8     1361.048    2.97        4884.0
             440998.9    315847.4     1366.105    1.5         3389.0
             440998.9    315847.4     1364.605    1.67        2882.0
             440998.9    315847.4     1363.105    0.1         646.0
             440998.9    315847.4     1361.605    0.02        233.0
             440910.9    315800.0     1366.252    2.75        4717.0
             440910.9    315800.0     1364.752    2.88        3966.0
             440910.9    315800.0     1363.252    0.62        608.0
             440822.8    315752.5     1366.511    1.91        4030.0
             440822.8    315752.5     1365.011    2.59        3232.0
             440822.8    315752.5     1363.511    0.02        136.0
             441215.6    316077.7     1365.065    2.39        4621.0
             441215.6    316077.7     1363.565    2.64        4632.0
             441215.6    316077.7     1362.065
             441127.6    316030.3     1365.345    2.79        4134.0
             441127.6    316030.3     1363.845    2.38        4244.0
             441127.6    316030.3     1362.345    0.78        941.0
             441039.5    315982.9     1365.595    2.51        3997.0
             441039.5    315982.9     1364.095    3.86        5328.0
             441039.5    315982.9     1362.595    0.71        1025.0
             440951.5    315935.5     1365.739    2.58        3886.0
             440951.5    315935.5     1364.239    2.35        3751.0
             440951.5    315935.5     1362.739    0.12        269.0
             440794.3    315805.4     1366.386    2.11        3607.0
             440794.3    315805.4     1364.886    0.55        813.0
             440794.3    315805.4     1363.386    0.05        101.0
             441224.9    316196.3     1364.712    2.37        4640.0
             441224.9    316196.3     1363.212
             441224.9    316196.3     1361.712    0.75        1176.0
             441224.9    316196.3     1360.212    0.14        253.0
             441168.2    316165.8     1364.888    3.35        5118.0
             441168.2    316165.8     1363.388    3.14        4834.0
             441168.2    316165.8     1361.888    1.96        3220.0
             441168.2    316165.8     1360.388    1.77        2996.0
             441080.1    316118.3     1365.317    3.53        5507.0
             441080.1    316118.3     1363.817
             441080.1    316118.3     1362.317    1.64        2476.0
             441080.1    316118.3     1360.817    0.84        1234.0
             440992.1    316070.9     1365.421    2.28        3927.0
             440992.1    316070.9     1363.921    3.22        4950.0
             440992.1    316070.9     1362.421    0.77        1222.0
             440904.0    316023.5     1365.617    2.25        3419.0
             440904.0    316023.5     1364.117    3.17        4372.0
             440904.0    316023.5     1362.617    0.73        1111.0
             441208.8    316301.3     1364.432    0.97        1563.0
             441208.8    316301.3     1362.932    3.13        4959.0
             441208.8    316301.3     1361.432    1.87        2684.0
             441208.8    316301.3     1359.932    3.2         5037.0
             441120.8    316253.8     1364.839    2.92        4506.0
             441120.8    316253.8     1363.339    3.46        5179.0

             441120.8    316253.8     1361.839    1.54        2502.0
             441032.8    316206.4     1365.027    2.34        3944.0
             441032.8    316206.4     1363.527    2.88        4555.0
             441032.8    316206.4     1362.027    0.37        558.0
             440944.8    316159.0     1365.319    2.39        3650.0
             440944.8    316159.0     1363.819    1.56        4218.0
             440944.8    316159.0     1362.319    1.83        2374.0
             440856.6    316111.5     1365.264    2.39        2826.0
             440856.6    316111.5     1363.764    1.3         1563.0
             441161.3    316389.3     1364.259    2.31        4023.0
             441161.3    316389.3     1362.759
             441161.3    316389.3     1361.259    0.88        3427.0
             441161.3    316389.3     1359.759    1.66        5809.0
             441073.3    316341.8     1364.52     2.41        4267.0
             441073.3    316341.8     1363.02     2.95        4668.0
             441073.3    316341.8     1361.52     1.48        2415.0
             440985.3    316294.4     1364.812    3.13        4619.0
             440985.3    316294.4     1363.312    2.8         4379.0
             440985.3    316294.4     1361.812    1.41        2121.0
             440897.3    316247.0     1364.974    2.7         3916.0
             440897.3    316247.0     1363.474    3.41        4531.0
             440897.3    316247.0     1361.974    1.06        1511.0
             440897.3    316247.0     1360.474    0.42        790.0
             441182.4    316514.3     1363.913    4.1         5687.0
             441182.4    316514.3     1362.413    4.04        6147.0
             441182.4    316514.3     1360.913    1.1         2833.0
             441113.9    316477.3     1364.004    2.91        3703.0
             441113.9    316477.3     1362.504
             441113.9    316477.3     1361.004    0.79        1234.0
             441025.8    316429.8     1364.234    3.12        5017.0
             441025.8    316429.8     1362.734    2.89        4741.0
             441025.8    316429.8     1361.234    1.06        1960.0
             440937.8    316382.4     1364.563    2.07        3676.0
             440937.8    316382.4     1363.063    2.64        4042.0
             440937.8    316382.4     1361.563    0.65        1081.0
             440849.8    316335.0     1364.766    2.74        4268.0
             440849.8    316335.0     1363.266    2.64        4214.0
             440849.8    316335.0     1361.766
             441154.5    316612.8     1363.629    2.54        4379.0
             441154.5    316612.8     1362.129    3.01        4895.0
             441154.5    316612.8     1360.629    2.61        4895.0
             441066.4    316565.4     1363.839    3.17        4802.0
             441066.4    316565.4     1362.339    2.91        4602.0
             441066.4    316565.4     1360.839    1.44        2728.0
             440978.4    316517.9     1364.167    2.94        4449.0
             440978.4    316517.9     1362.667    3.09        4925.0
             440978.4    316517.9     1361.167    2.65        4833.0
             440890.4    316470.5     1364.301
             440890.4    316470.5     1362.801    2.54        3501.0
             440890.4    316470.5     1361.301
             440802.4    316423.0     1364.518    2.46        3992.0
             440802.4    316423.0     1363.018
             440802.4    316423.0     1361.518    1.79        2460.0
             441195.0    316748.3     1363.334    2.71        4801.0
             441195.0    316748.3     1361.834    3.02        4640.0
             441107.0    316700.8     1363.405    2.67        4398.0
             441107.0    316700.8     1361.905    2.17        3388.0
             441107.0    316700.8     1360.405    0.87        1460.0
             441019.0    316653.4     1363.583    2.08        2389.0
             441019.0    316653.4     1362.083    3.23        5226.0
             441019.0    316653.4     1360.583    2.67        4606.0
             440931.0    316605.9     1363.818    2.87        4634.0

             440931.0    316605.9     1362.318    3.03        4612.0
             440931.0    316605.9     1360.818    1.53        2799.0
             440843.0    316558.5     1363.993    2.14        3923.0
             440843.0    316558.5     1362.493    2.72        4026.0
             440843.0    316558.5     1360.993    1.7         2435.0
             440755.0    316511.0     1364.182    1.77        4600.0
             440755.0    316511.0     1362.682    2.73        3484.0
             441279.7    316907.5     1362.816    1.56        3068.0
             441279.7    316907.5     1361.316    1.52        2454.0
             441279.7    316907.5     1359.816    1.34        1380.0
             441235.7    316883.8     1362.892    2.81        4908.0
             441235.7    316883.8     1361.392    3.01        4789.0
             441147.6    316836.3     1363.079    2.94        4531.0
             441147.6    316836.3     1361.579    2.81        4907.0
             441147.6    316836.3     1360.079
             441147.6    316836.3     1358.579    2.16        4005.0
             441059.6    316788.9     1362.972    2.75        4784.0
             441059.6    316788.9     1361.472    2.64        4610.0
             441059.6    316788.9     1359.972    2.18        3919.0
             440971.6    316741.4     1363.302    2.61        4512.0
             440971.6    316741.4     1361.802    2.71        4602.0
             440971.6    316741.4     1360.302    1.8         2426.0
             440883.6    316693.9     1363.56     2.79        4537.0
             440883.6    316693.9     1362.06     2.53        4048.0
             440883.6    316693.9     1360.56     2.58        3398.0
             440795.5    316646.5     1363.696    2.72        4492.0
             440795.5    316646.5     1362.196    2.78        3278.0
             441235.9    316997.4     1362.425    1.71        2977.0
             441235.9    316997.4     1360.925    1.55        2481.0
             441235.9    316997.4     1359.425    1.33        1771.0
             441188.3    316971.8     1362.617    2.59        4421.0
             441188.3    316971.8     1361.117    2.09        2872.0
             441188.3    316971.8     1359.617    0.94        1050.0
             441188.3    316971.8     1358.117    0.5         819.0
             441188.3    316971.8     1356.617    0.7         1042.0
             441100.2    316924.3     1362.803
             441100.2    316924.3     1361.303    2.48        4536.0
             441100.2    316924.3     1359.803    1.81        6166.0
             441100.2    316924.3     1358.303    1.41        2310.0
             441012.2    316876.9     1362.849    2.47        4170.0
             441012.2    316876.9     1361.349    2.79        5001.0
             441012.2    316876.9     1359.849    2.15        3922.0
             440924.1    316829.5     1363.115    2.76        4863.0
             440924.1    316829.5     1361.615    2.89        4678.0
             440924.1    316829.5     1360.115    2.34        3304.0
             440836.1    316782.1     1363.279    2.44        4044.0
             440836.1    316782.1     1361.779    2.66        4306.0
             440836.1    316782.1     1360.279    3.42        3777.0
             440786.9    316755.5     1363.386    2.18        3801.0
             440786.9    316755.5     1361.886    1.09        1885.0
             441228.8    317107.3     1363.642    2.44        4165.0
             441228.8    317107.3     1362.142    0.81        1099.0
             441140.8    317059.8     1362.417    2.18        3891.0
             441140.8    317059.8     1360.917    1.81        3296.0
             441140.8    317059.8     1359.417    0.83        1340.0
             441052.8    317012.3     1362.525    2.93        4416.0
             441052.8    317012.3     1361.025    2.78        4860.0
             441052.8    317012.3     1359.525    2.05        2755.0
             440964.8    316965.0     1362.607    3.02        4869.0
             440964.8    316965.0     1361.107    2.94        4941.0
             440964.8    316965.0     1359.607    2.16        3443.0
             440876.7    316917.5     1362.863    2.52        4495.0

             440876.7    316917.5     1361.363    2.66        4337.0
             440876.7    316917.5     1359.863    2.47        2781.0
             440788.6    316870.0     1363.106    3.5         4645.0
             440788.6    316870.0     1361.606    0.04        180.0
             440788.6    316870.0     1360.106    2.17        2667.0
             441181.4    317195.3     1365.166    2.84        5748.0
             441181.4    317195.3     1363.666    1.83        2463.0
             441181.4    317195.3     1362.166    0.05        117.0
             441093.3    317147.8     1362.089    2.3         3911.0
             441093.3    317147.8     1360.589    1.92        3361.0
             441093.3    317147.8     1359.089    0.69        1147.0
             441005.3    317100.4     1362.271    2.54        4250.0
             441005.3    317100.4     1360.771    2.55        4475.0
             441005.3    317100.4     1359.271    2.06        3270.0
             441005.3    317100.4     1357.771    1.54        2182.0
             440917.3    317053.0     1362.422    2.45        3955.0
             440917.3    317053.0     1360.922    2.33        4355.0
             440917.3    317053.0     1359.422    2.6         3971.0
             440829.3    317005.5     1362.641    2.31        4425.0
             440829.3    317005.5     1361.141    2.46        4011.0
             440829.3    317005.5     1359.641    1.81        2963.0
             440741.3    316958.2     1362.741    3.18        4521.0
             440741.3    316958.2     1361.241    3.07        3995.0
             440741.3    316958.2     1359.741    2.61        3253.0
             441110.0    317270.4     1361.709
             441044.3    317238.5     1362.111    1.9         3885.0
             441044.3    317238.5     1360.611    2.16        3954.0
             441044.3    317238.5     1359.111    1.76        3114.0
             440957.8    317188.4     1361.926    2.23        4258.0
             440957.8    317188.4     1360.426    2.48        4487.0
             440957.8    317188.4     1358.926    1.51        1489.0
             440869.8    317141.0     1362.174    2.57        4359.0
             440869.8    317141.0     1360.674    0.09        154.0
             440869.8    317141.0     1359.174    2.29        3781.0
             440869.8    317141.0     1357.674    1.76        2319.0
             440781.8    317093.5     1362.464    2.44        4431.0
             440781.8    317093.5     1360.964    2.49        3934.0
             440781.8    317093.5     1359.464    0.7         1186.0
             440707.7    317053.6     1362.546    1.91        3600.0
             440707.7    317053.6     1361.046    2.2         3575.0
             440707.7    317053.6     1359.546    1.09        1655.0
             441057.6    317355.8     1365.771    2.05        4718.0
             440998.6    317323.9     1361.614    1.81        3692.0
             440998.6    317323.9     1360.114    1.1         2111.0
             440998.6    317323.9     1358.614    0.49        906.0
             440910.5    317276.5     1361.797    1.89        3671.0
             440910.5    317276.5     1360.297    2.18        3634.0
             440910.5    317276.5     1358.797    1.69        3228.0
             440822.5    317229.0     1361.972    0.94        1360.0
             440822.5    317229.0     1360.472    2.79        4210.0
             440822.5    317229.0     1358.972    1.15        1596.0
             440734.4    317181.6     1362.177    2.07        4203.0
             440734.4    317181.6     1360.677    0.53        867.0
             440734.4    317181.6     1359.177    0.43        842.0
             440971.6    317423.0     1364.743    2.07        3912.0
             440971.6    317423.0     1363.243    1.72        2903.0
             440951.0    317412.0     1361.283    1.88        3606.0
             440951.0    317412.0     1359.783    1.59        2951.0
             440951.0    317412.0     1358.283    1.26        2298.0
             440863.0    317364.5     1361.426
             440863.0    317364.5     1359.926    1.47        2806.0
             440863.0    317364.5     1358.426    2.17        2765.0

             440863.0    317364.5     1356.926    1.81        2793.0
             440775.0    317317.1     1361.657    2.13        4045.0
             440775.0    317317.1     1360.157    2.3         3570.0
             440775.0    317317.1     1358.657    1.45        1786.0
             440687.0    317269.6     1361.83     2.26        4187.0
             440687.0    317269.6     1360.33     2.6         4152.0
             440687.0    317269.6     1358.83     1.74        2311.0
             440956.8    317528.7     1367.609    3.23        4827.0
             440903.6    317500.0     1361.156    1.52        2718.0
             440903.6    317500.0     1359.656    1.68        1298.0
             440903.6    317500.0     1358.156    0.46        676.0
             440815.6    317452.5     1360.966    2.16        4222.0
             440815.6    317452.5     1359.466    1.74        3180.0
             440815.6    317452.5     1357.966    1.56        2745.0
             440815.6    317452.5     1356.466    1.06        1910.0
             440727.6    317405.1     1361.393    2.26        3996.0
             440727.6    317405.1     1359.893    2.58        3966.0
             440727.6    317405.1     1358.393    1.21        1902.0
             440639.5    317357.7     1361.555    2.47        4700.0
             440639.5    317357.7     1360.055    1.19        1922.0
             440639.5    317357.7     1358.555    0.61        1172.0
             440885.0    317603.6     1364.495    3.93        3648.0
             440885.0    317603.6     1362.995    4.18        3640.0
             440885.0    317603.6     1361.495    2.24        2187.0
             440885.0    317603.6     1359.995    1.94        1874.0
             440856.2    317588.0     1362.489    3.65        3444.0
             440856.2    317588.0     1360.989    1.36        1606.0
             440856.2    317588.0     1359.489    1.26        2601.0
             440856.2    317588.0     1357.989    1.0         1345.0
             440856.2    317588.0     1356.489    0.51        553.0
             440768.1    317540.6     1360.866    2.08        4030.0
             440768.1    317540.6     1359.366    1.64        1968.0
             440768.1    317540.6     1357.866    0.51        873.0
             440680.1    317493.2     1360.697    2.31        3632.0
             440680.1    317493.2     1359.197    2.08        2052.0
             440680.1    317493.2     1357.697    2.28        4122.0
             440680.1    317493.2     1356.197    1.8         2221.0
             440680.1    317493.2     1354.697    0.76        1067.0
             440592.1    317445.7     1361.225    1.94        2603.0
             440592.1    317445.7     1359.725    2.67        4664.0
             440592.1    317445.7     1358.225    0.7         1057.0
             440850.0    317698.3     1364.634    2.05        4046.0
             440850.0    317698.3     1363.134    2.88        2145.0
             440850.0    317698.3     1361.634    2.45        3326.0
             440850.0    317698.3     1360.134    0.85        804.0
             440808.7    317676.0     1362.948    2.41        3306.0
             440808.7    317676.0     1361.448    2.01        4553.0
             440808.7    317676.0     1359.948    3.04        3156.0
             440720.7    317628.6     1360.72     1.91        3715.0
             440720.7    317628.6     1359.22     1.29        2241.0
             440720.7    317628.6     1357.72     1.31        2263.0
             440632.6    317581.2     1360.556    2.38        4251.0
             440632.6    317581.2     1359.056    1.94        3116.0
             440632.6    317581.2     1357.556    2.27        4962.0
             440544.6    317533.7     1360.427
             440544.6    317533.7     1358.927    3.26        5193.0
             440544.6    317533.7     1357.427    0.02        47.0
             440544.6    317533.7     1355.927    0.52        898.0
             440518.3    317519.5     1360.742    2.55        4572.0
             440518.3    317519.5     1359.242
             440717.3    317740.3     1361.523    1.79        2603.0
             440717.3    317740.3     1360.023    1.21        1076.0

             440717.3    317740.3     1358.523    0.12        237.0
             440673.2    317716.6     1360.424    2.38        3682.0
             440673.2    317716.6     1358.924    1.14        2770.0
             440673.2    317716.6     1357.424    0.88        1778.0
             440585.2    317669.2     1360.343    2.43        4457.0
             440585.2    317669.2     1358.843    1.54        3334.0
             440585.2    317669.2     1357.343    1.46        2705.0
             440585.2    317669.2     1355.843    1.14        2022.0
             440497.2    317621.7     1360.163    2.31        4179.0
             440497.2    317621.7     1358.663
             440497.2    317621.7     1357.163    1.01        1210.0
             440447.6    317595.0     1360.443    2.31        3882.0
             440447.6    317595.0     1358.943    0.01        33.0
             440447.6    317595.0     1357.443    0.14        271.0
             440625.8    317804.6     1363.781    3.86        6112.0
             440625.8    317804.6     1362.281
             440625.8    317804.6     1360.781    2.91        5278.0
             440625.8    317804.6     1359.281    1.46        2446.0
             440625.8    317804.6     1357.781    1.27        1915.0
             440537.8    317757.2     1360.179    2.18        4050.0
             440537.8    317757.2     1358.679    2.02        3532.0
             440537.8    317757.2     1357.179    1.49        2213.0
             440537.8    317757.2     1355.679    1.56        2889.0
             440430.1    317699.2     1359.911    2.32        4281.0
             440430.1    317699.2     1358.411    2.77        3526.0
             440430.1    317699.2     1356.911    0.57        673.0
             440361.7    317662.3     1359.893    1.94        3741.0
             440361.7    317662.3     1358.393    1.68        1922.0
             440361.7    317662.3     1356.893    0.43        635.0
             440341.0    317651.2     1360.013    1.71        3598.0
             440341.0    317651.2     1358.513    0.04        116.0
             440341.0    317651.2     1357.013    0.06        171.0
             440341.0    317651.2     1355.513    0.09        226.0
             440548.4    317876.5     1362.527    2.93        5216.0
             440548.4    317876.5     1361.027    0.48        846.0
             440490.3    317845.3     1359.825    2.06        3840.0
             440490.3    317845.3     1358.325    1.9         4385.0
             440490.3    317845.3     1356.825    1.83        3898.0
             440490.3    317845.3     1355.325    1.23        1956.0
             440490.3    317845.3     1353.825
             440490.3    317845.3     1352.325    0.78        1332.0
             440400.6    317796.9     1359.793
             440400.6    317796.9     1358.293    2.37        3958.0
             440400.6    317796.9     1356.793    0.75        1402.0
             440400.6    317796.9     1355.293    1.48        2259.0
             440314.3    317750.3     1359.693    2.38        4078.0
             440314.3    317750.3     1358.193    2.58        3424.0
             440253.0    317717.3     1359.535
             440253.0    317717.3     1358.035    0.02        81.0
             440253.0    317717.3     1356.535    0.55        823.0
             440502.4    317965.3     1363.281    1.13        4048.0
             440442.9    317933.3     1361.416    1.66        3606.0
             440442.9    317933.3     1359.916    1.69        3522.0
             440442.9    317933.3     1358.416    1.36        2888.0
             440442.9    317933.3     1356.916    1.3         1893.0
             440354.9    317885.8     1359.572    1.67        2935.0
             440354.9    317885.8     1358.072    2.62        4375.0
             440354.9    317885.8     1356.572    1.81        2432.0
             440266.8    317838.4     1359.43     2.09        4085.0
             440266.8    317838.4     1357.93     1.95        3826.0
             440266.8    317838.4     1356.43     1.28        2259.0
             440218.0    317812.1     1359.415    1.85        3665.0

             440218.0    317812.1     1357.915    1.37        2152.0
             440218.0    317812.1     1356.415    0.25        452.0
             440435.8    318043.0     1364.179    2.28        5993.0
             440395.5    318021.3     1362.154    2.19        4845.0
             440395.5    318021.3     1360.654    1.58        3009.0
             440395.5    318021.3     1359.154    2.71        4579.0
             440395.5    318021.3     1357.654    1.94        1776.0
             440395.5    318021.3     1356.154    1.62        1852.0
             440395.5    318021.3     1354.654    0.6         843.0
             440307.4    317973.8     1359.388    2.28        4332.0
             440307.4    317973.8     1357.888    2.43        4320.0
             440307.4    317973.8     1356.388    1.51        2775.0
             440307.4    317973.8     1354.888    1.55        2526.0
             440219.4    317926.4     1359.258    2.63        4565.0
             440219.4    317926.4     1357.758
             440219.4    317926.4     1356.258    2.58        4708.0
             440185.5    317908.2     1359.134    2.43        4669.0
             440185.5    317908.2     1357.634    1.26        2341.0
             440185.5    317908.2     1356.134    0.96        1815.0
             440383.4    318128.4     1363.884    3.08        4067.0
             440383.4    318128.4     1362.384    2.27        3058.0
             440348.0    318109.4     1361.873    1.9         3770.0
             440348.0    318109.4     1360.373    1.46        3715.0
             440348.0    318109.4     1358.873    1.35        2981.0
             440348.0    318109.4     1357.373    1.33        2502.0
             440330.4    318099.8     1361.34     1.82        4121.0
             440330.4    318099.8     1359.84     1.51        4130.0
             440330.4    318099.8     1358.34     1.19        3215.0
             440330.4    318099.8     1356.84     1.15        1773.0
             440330.4    318099.8     1355.34     0.46        1306.0
             440330.4    318099.8     1353.84     0.28        731.0
             440312.8    318090.4     1360.8      1.56        3582.0
             440312.8    318090.4     1359.3      1.41        4107.0
             440312.8    318090.4     1357.8      1.02        2466.0
             440312.8    318090.4     1356.3      1.53        2518.0
             440312.8    318090.4     1354.8      0.95        1720.0
             440295.2    318080.9     1360.26     1.61        3732.0
             440295.2    318080.9     1358.76     0.98        2862.0
             440295.2    318080.9     1357.26     1.41        2710.0
             440295.2    318080.9     1355.76     1.13        2428.0
             440295.2    318080.9     1354.26     1.9         2645.0
             440277.6    318071.4     1359.72     3.03        5252.0
             440277.6    318071.4     1358.22     1.18        3358.0
             440277.6    318071.4     1356.72     1.07        1725.0
             440277.6    318071.4     1355.22     1.48        2659.0
             440277.6    318071.4     1353.72     1.59        2300.0
             440260.0    318061.9     1359.183    2.64        4584.0
             440260.0    318061.9     1357.683    1.82        3602.0
             440260.0    318061.9     1356.183    1.91        3597.0
             440260.0    318061.9     1354.683    1.65        2951.0
             440269.5    318044.3     1359.25     2.55        4761.0
             440269.5    318044.3     1357.75     2.4         4357.0
             440269.5    318044.3     1356.25
             440269.5    318044.3     1354.75     1.67        2686.0
             440269.5    318044.3     1353.25     1.86        3937.0
             440279.0    318026.7     1359.25     2.0         3912.0
             440279.0    318026.7     1357.75
             440279.0    318026.7     1356.25     1.37        2923.0
             440279.0    318026.7     1354.75     0.45        1372.0
             440279.0    318026.7     1353.25
             440288.4    318009.1     1359.25     2.24        4313.0
             440288.4    318009.1     1357.75     1.34        3284.0

             440288.4    318009.1     1356.25     0.92        1861.0
             440288.4    318009.1     1354.75     0.28        789.0
             440288.4    318009.1     1353.25     0.48        973.0
             440297.9    317991.5     1359.25     1.77        3863.0
             440297.9    317991.5     1357.75     1.37        2707.0
             440297.9    317991.5     1356.25     0.91        1511.0
             440172.0    318014.5     1359.009    2.01        3827.0
             440172.0    318014.5     1357.509    2.52        4248.0
             440172.0    318014.5     1356.009    2.19        3715.0
             440127.7    317990.6     1358.969    1.85        3605.0
             440127.7    317990.6     1357.469    1.21        2271.0
             440336.6    318216.8     1362.353
             440336.6    318216.8     1360.853    3.15        3090.0
             440336.6    318216.8     1359.353    2.42        1648.0
             440300.6    318197.4     1361.026    2.08        4119.0
             440300.6    318197.4     1359.526    2.81        3737.0
             440300.6    318197.4     1358.026    2.57        2838.0
             440300.6    318197.4     1356.526    2.13        3051.0
             440212.6    318149.9     1358.825    2.43        4730.0
             440212.6    318149.9     1357.325    1.22        2732.0
             440212.6    318149.9     1355.825    1.52        3484.0
             440212.6    318149.9     1354.325    1.22        2619.0
             440124.5    318102.5     1358.863    2.55        4531.0
             440124.5    318102.5     1357.363    2.15        4163.0
             440124.5    318102.5     1355.863    2.04        3943.0
             440059.1    318067.2     1358.771    2.01        3945.0
             440059.1    318067.2     1357.271    0.78        1337.0
             440325.8    318324.6     1362.799    2.62        4706.0
             440253.1    318285.4     1360.962    2.53        5772.0
             440253.1    318285.4     1359.462    2.04        1957.0
             440253.1    318285.4     1357.962    0.5         511.0
             440165.1    318237.9     1358.504    1.85        3526.0
             440165.1    318237.9     1357.004    1.47        2572.0
             440165.1    318237.9     1355.504    1.62        2507.0
             440165.1    318237.9     1354.004    1.46        2257.0
             440165.1    318237.9     1352.504    0.76        1396.0
             440077.1    318190.5     1358.549    2.81        4643.0
             440077.1    318190.5     1357.049    2.96        4701.0
             440077.1    318190.5     1355.549    2.35        4040.0
             440077.1    318190.5     1354.049    1.93        3031.0
             440077.1    318190.5     1352.549    1.51        2679.0
             440001.3    318149.6     1358.546    1.71        3531.0
             440001.3    318149.6     1357.046    1.01        1868.0
             440001.3    318149.6     1355.546    0.78        1420.0
             440327.6    318439.1     1366.186    2.43        3025.0
             440327.6    318439.1     1364.686    1.27        3611.0
             440285.4    318416.4     1363.363    2.91        5981.0
             440285.4    318416.4     1361.863    1.88        5464.0
             440205.7    318373.4     1360.685    2.52        6630.0
             440205.7    318373.4     1359.185    2.39        3980.0
             440205.7    318373.4     1357.685    1.41        2245.0
             440205.7    318373.4     1356.185    1.42        1996.0
             440205.7    318373.4     1354.685    2.09        4201.0
             440117.7    318325.9     1358.315    1.7         3393.0
             440117.7    318325.9     1356.815    1.67        3191.0
             440117.7    318325.9     1355.315    1.79        2798.0
             440029.6    318278.5     1358.341    2.2         4496.0
             440029.6    318278.5     1356.841    1.4         2856.0
             440029.6    318278.5     1355.341    1.83        3140.0
             440029.6    318278.5     1353.841    1.61        2904.0
             439941.6    318231.1     1358.337    2.22        3654.0
             439941.6    318231.1     1356.837    1.89        3586.0

             439941.6    318231.1     1355.337    0.77        1283.0
             439941.6    318231.1     1353.837
             439909.1    318213.5     1358.37     1.73        3001.0
             440272.9    318523.3     1364.545    2.84        6482.0
             440272.9    318523.3     1363.045    1.58        3374.0
             440233.8    318502.2     1362.899    2.66        7554.0
             440233.8    318502.2     1361.399    2.36        4217.0
             440158.3    318461.5     1359.662    1.98        5780.0
             440158.3    318461.5     1358.162    1.94        3822.0
             440158.3    318461.5     1356.662    1.85        3924.0
             440158.3    318461.5     1355.162    1.35        2596.0
             440158.3    318461.5     1353.662    1.56        2623.0
             440070.3    318414.0     1357.977    1.95        4062.0
             440070.3    318414.0     1356.477    1.9         3754.0
             440070.3    318414.0     1354.977    1.8         3161.0
             440070.3    318414.0     1353.477    1.58        1497.0
             439982.2    318366.6     1358.09     1.85        3713.0
             439982.2    318366.6     1356.59     1.89        3926.0
             439982.2    318366.6     1355.09     1.55        3193.0
             439982.2    318366.6     1353.59     1.71        3350.0
             439894.2    318319.1     1357.998    1.93        3622.0
             439894.2    318319.1     1356.498    2.13        3356.0
             439894.2    318319.1     1354.998    1.48        2317.0
             439800.5    318270.7     1358.048    1.13        2481.0
             439800.5    318270.7     1356.548    0.45        1117.0
             440220.1    318608.3     1361.897    3.73        6802.0
             440220.1    318608.3     1360.397    2.73        4571.0
             440180.3    318588.9     1361.277    3.67        6671.0
             440180.3    318588.9     1359.777    3.8         6177.0
             440110.8    318549.5     1357.705    1.68        2775.0
             440110.8    318549.5     1356.205    1.38        2902.0
             440110.8    318549.5     1354.705    1.7         3615.0
             440110.8    318549.5     1353.205    1.22        2669.0
             440022.8    318502.1     1357.868    1.7         3654.0
             440022.8    318502.1     1356.368    1.65        3607.0
             440022.8    318502.1     1354.868    1.93        3054.0
             440022.8    318502.1     1353.368    1.63        2891.0
             439934.8    318454.6     1357.879    1.54        3281.0
             439934.8    318454.6     1356.379    1.99        4069.0
             439934.8    318454.6     1354.879    1.56        3169.0
             439934.8    318454.6     1353.379    0.3         484.0
             439846.7    318407.2     1357.953    1.8         3511.0
             439846.7    318407.2     1356.453    2.11        4238.0
             439846.7    318407.2     1354.953    1.59        3196.0
             439758.7    318359.7     1357.823    1.76        3594.0
             439758.7    318359.7     1356.323    0.96        2133.0
             439724.2    318341.1     1357.857    2.0         3709.0
             439724.2    318341.1     1356.357    1.09        2825.0
             440063.4    318637.5     1357.424    2.27        4419.0
             440063.4    318637.5     1355.924    1.41        3609.0
             440063.4    318637.5     1354.424    2.52        3346.0
             440063.4    318637.5     1352.924    2.42        4540.0
             439975.4    318590.1     1357.608    2.18        4481.0
             439975.4    318590.1     1356.108    2.01        4369.0
             439975.4    318590.1     1354.608    1.71        2972.0
             439887.3    318542.7     1357.691    2.33        4117.0
             439887.3    318542.7     1356.191    3.05        4907.0
             439887.3    318542.7     1354.691    2.21        3640.0
             439887.3    318542.7     1353.191    0.12        200.0
             439799.3    318495.2     1357.743    2.54        4425.0
             439799.3    318495.2     1356.243    2.64        4754.0
             439799.3    318495.2     1354.743    1.93        3430.0

             439799.3    318495.2     1353.243    1.44        2414.0
             439711.2    318447.8     1357.24     2.2         4083.0
             439711.2    318447.8     1355.74     1.45        2322.0
             439711.2    318447.8     1354.24     0.65        1080.0
             439617.6    318400.0     1357.622    0.63        1284.0
             439617.6    318400.0     1356.122    0.06        50.0
             439617.6    318400.0     1354.622    0.3         618.0
             439543.0    318357.4     1357.331    1.63        3480.0
             439543.0    318357.4     1355.831    2.13        2723.0
             439543.0    318357.4     1354.331    0.85        1647.0
             439543.0    318357.4     1352.831    1.73        3505.0
             440015.5    318724.6     1357.263    2.0         3957.0
             440015.5    318724.6     1355.763    2.95        4454.0
             440015.5    318724.6     1354.263    2.0         3530.0
             439927.9    318678.1     1357.388    2.22        4167.0
             439927.9    318678.1     1355.888    1.62        2805.0
             439927.9    318678.1     1354.388    2.3         4313.0
             439839.8    318630.7     1357.477    0.84        1632.0
             439839.8    318630.7     1355.977    2.49        6140.0
             439839.8    318630.7     1354.477    1.86        3465.0
             439839.8    318630.7     1352.977    1.9         3447.0
             439751.8    318583.2     1357.45     2.06        3954.0
             439751.8    318583.2     1355.95     2.64        4619.0
             439751.8    318583.2     1354.45     1.99        3547.0
             439751.8    318583.2     1352.95     1.03        1839.0
             439751.8    318583.2     1351.45     1.25        2425.0
             439663.8    318535.8     1357.297    1.52        3152.0
             439663.8    318535.8     1355.797    1.85        3688.0
             439663.8    318535.8     1354.297    0.09        180.0
             439575.7    318488.3     1357.351    1.28        2826.0
             439575.7    318488.3     1355.851    0.66        2643.0
             439575.7    318488.3     1354.351    0.25        454.0
             439575.7    318488.3     1352.851    0.74        1371.0
             439487.8    318440.9     1357.286    1.64        3846.0
             439487.8    318440.9     1355.786    2.14        3227.0
             439487.8    318440.9     1354.286    2.5         5182.0
             439487.8    318440.9     1352.786    1.03        2022.0
             440056.5    318861.0     1356.835    2.16        3786.0
             440056.5    318861.0     1355.335    0.04        55.0
             439968.5    318813.6     1357.023    2.06        4115.0
             439968.5    318813.6     1355.523    2.58        4677.0
             439968.5    318813.6     1354.023    1.71        3039.0
             439968.5    318813.6     1352.523    1.22        2127.0
             439880.5    318766.1     1357.12     2.23        4159.0
             439880.5    318766.1     1355.62     2.17        4178.0
             439880.5    318766.1     1354.12     1.58        2617.0
             439880.5    318766.1     1352.62     0.69        977.0
             439792.4    318718.7     1357.182    2.11        3830.0
             439792.4    318718.7     1355.682    2.09        4225.0
             439792.4    318718.7     1354.182    1.68        3079.0
             439792.4    318718.7     1352.682    0.05        223.0
             439792.4    318718.7     1351.182    0.73        1429.0
             439792.4    318718.7     1349.682    0.29        528.0
             439704.4    318671.3     1357.225
             439704.4    318671.3     1355.725    2.4         4305.0
             439704.4    318671.3     1354.225    1.95        3028.0
             439704.4    318671.3     1352.725    0.37        730.0
             439616.5    318623.8     1357.12     1.95        3895.0
             439616.5    318623.8     1355.62     2.09        4005.0
             439616.5    318623.8     1354.12     0.83        1137.0
             439616.5    318623.8     1352.62     0.02        69.0
             439528.3    318576.4     1357.066    1.66        3492.0

             439528.3    318576.4     1355.566    2.07        3811.0
             439528.3    318576.4     1354.066    2.24        4243.0
             439528.3    318576.4     1352.566    2.4         3573.0
             439466.4    318543.0     1356.979    1.34        2828.0
             439466.4    318543.0     1355.479    2.21        1786.0
             440080.3    318987.3     1356.488    1.85        4142.0
             440080.3    318987.3     1354.988    0.07        144.0
             440009.1    318949.1     1356.688    1.59        3694.0
             440009.1    318949.1     1355.188    1.92        3610.0
             440009.1    318949.1     1353.688    2.11        4608.0
             440009.1    318949.1     1352.188    1.13        2374.0
             440009.1    318949.1     1350.688    0.85        1717.0
             439921.0    318901.6     1356.797
             439921.0    318901.6     1355.297    1.97        4100.0
             439921.0    318901.6     1353.797
             439921.0    318901.6     1352.297    1.55        3040.0
             439833.1    318854.2     1356.862    1.66        2456.0
             439833.1    318854.2     1355.362    2.22        4313.0
             439833.1    318854.2     1353.862    1.92        3881.0
             439833.1    318854.2     1352.362    2.02        3540.0
             439833.1    318854.2     1350.862    1.3         2170.0
             439745.0    318806.8     1356.877    2.01        4042.0
             439745.0    318806.8     1355.377    2.95        4298.0
             439745.0    318806.8     1353.877    1.64        2942.0
             439745.0    318806.8     1352.377    1.25        1874.0
             439657.0    318759.3     1356.95     2.3         4501.0
             439657.0    318759.3     1355.45     2.65        4691.0
             439657.0    318759.3     1353.95     2.11        3936.0
             439657.0    318759.3     1352.45     1.67        3220.0
             439568.9    318711.8     1356.914    1.8         3705.0
             439568.9    318711.8     1355.414    2.19        4115.0
             439568.9    318711.8     1353.914    2.73        4635.0
             439498.2    318673.9     1356.794    1.05        2801.0
             439498.2    318673.9     1355.294    0.62        1644.0
             440070.9    319095.9     1356.147    1.71        2977.0
             440049.7    319084.5     1356.348    1.85        3938.0
             440049.7    319084.5     1354.848    1.53        2301.0
             439961.6    319037.1     1356.493    1.56        3560.0
             439961.6    319037.1     1354.993    2.45        4726.0
             439961.6    319037.1     1353.493    1.94        3707.0
             439961.6    319037.1     1351.993    0.55        1132.0
             439961.6    319037.1     1350.493    0.88        1733.0
             439961.6    319037.1     1348.993    0.46        940.0
             439873.6    318989.6     1356.572    1.92        3885.0
             439873.6    318989.6     1355.072    2.33        4588.0
             439873.6    318989.6     1353.572    1.9         3188.0
             439873.6    318989.6     1352.072    1.88        2544.0
             439873.6    318989.6     1350.572    0.28        519.0
             439873.6    318989.6     1349.072    0.78        1446.0
             439785.6    318942.2     1356.621    1.85        3702.0
             439785.6    318942.2     1355.121    2.1         4023.0
             439785.6    318942.2     1353.621    1.58        2184.0
             439785.6    318942.2     1352.121    1.48        2386.0
             439697.6    318894.8     1356.563    1.92        3611.0
             439697.6    318894.8     1355.063    2.44        4426.0
             439697.6    318894.8     1353.563    1.56        2948.0
             439697.6    318894.8     1352.063    0.63        1068.0
             439697.6    318894.8     1350.563    0.87        1557.0
             439609.5    318847.3     1356.656    2.44        4522.0
             439609.5    318847.3     1355.156    2.18        4131.0
             439609.5    318847.3     1353.656    1.8         3553.0
             439609.5    318847.3     1352.156    1.74        3660.0

             439526.7    318802.5     1356.346    1.77        3809.0
             439526.7    318802.5     1354.846    2.6         4147.0
             439526.7    318802.5     1353.346
             439526.7    318802.5     1351.846    1.68        2793.0
             440090.3    319220.0     1355.819    0.01        176.0
             440002.3    319172.6     1356.168    1.72        3856.0
             440002.3    319172.6     1354.668    0.97        1728.0
             440002.3    319172.6     1353.168    1.68        3709.0
             440002.3    319172.6     1351.668    1.72        3516.0
             440002.3    319172.6     1350.168    0.84        1525.0
             439914.2    319125.1     1356.245    1.97        4124.0
             439914.2    319125.1     1354.745    1.5         3443.0
             439914.2    319125.1     1353.245    1.69        3745.0
             439914.2    319125.1     1351.745
             439826.2    319077.7     1356.333    2.18        4301.0
             439826.2    319077.7     1354.833    2.39        4270.0
             439826.2    319077.7     1353.333    1.96        3322.0
             439826.2    319077.7     1351.833    0.27        506.0
             439826.2    319077.7     1350.333    1.1         1878.0
             439738.2    319030.3     1356.311    2.36        4389.0
             439738.2    319030.3     1354.811    2.34        4335.0
             439738.2    319030.3     1353.311    2.04        3499.0
             439738.2    319030.3     1351.811    1.88        4038.0
             439738.2    319030.3     1350.311    0.39        624.0
             439650.1    318982.8     1356.326    1.86        3898.0
             439650.1    318982.8     1354.826    2.68        4604.0
             439650.1    318982.8     1353.326    1.6         3179.0
             439650.1    318982.8     1351.826    2.07        2788.0
             439562.1    318935.4     1355.635    2.08        4108.0
             439562.1    318935.4     1354.135    1.99        3683.0
             439562.1    318935.4     1352.635    2.75        3522.0
             440218.9    319402.8     1355.341    1.01        3142.0
             440218.9    319402.8     1353.841    1.26        2440.0
             440130.9    319355.5     1355.575    1.17        2793.0
             440130.9    319355.5     1354.075    0.02        20.0
             440042.8    319308.0     1355.834    1.87        4146.0
             440042.8    319308.0     1354.334    2.14        4436.0
             440042.8    319308.0     1352.834    1.49        1949.0
             439954.8    319260.6     1355.987    1.91        4038.0
             439954.8    319260.6     1354.487    1.74        3967.0
             439954.8    319260.6     1352.987    1.74        3755.0
             439954.8    319260.6     1351.487    1.88        3336.0
             439866.8    319213.2     1356.019    2.01        4148.0
             439866.8    319213.2     1354.519    2.04        4301.0
             439866.8    319213.2     1353.019    1.73        2934.0
             439866.8    319213.2     1351.519
             439866.8    319213.2     1350.019
             439778.7    319165.7     1356.079    1.55        3651.0
             439778.7    319165.7     1354.579    2.01        3981.0
             439778.7    319165.7     1353.079    1.57        2813.0
             439778.7    319165.7     1351.579    1.77        3150.0
             439778.7    319165.7     1350.079    0.72        1199.0
             439778.7    319165.7     1348.579    0.31        570.0
             439690.7    319118.3     1356.044    1.38        3498.0
             439690.7    319118.3     1354.544    1.95        3757.0
             439690.7    319118.3     1353.044    2.56        4214.0
             439690.7    319118.3     1351.544    1.29        2302.0
             439690.7    319118.3     1350.044    0.8         1480.0
             439602.7    319070.8     1356.074    1.35        3142.0
             439602.7    319070.8     1354.574    2.37        4241.0
             439602.7    319070.8     1353.074
             440239.8    319414.5     1355.269    1.06        3283.0

             440239.8    319414.5     1353.769    1.31        2374.0
             440171.5    319490.9     1355.173    0.29        1230.0
             440171.5    319490.9     1353.673    1.53        3154.0
             440171.5    319490.9     1352.173    2.66        3625.0
             440171.5    319490.9     1350.673    0.87        1665.0
             440083.5    319443.5     1355.365    1.48        3526.0
             440083.5    319443.5     1353.865    1.77        3758.0
             440083.5    319443.5     1352.365    1.28        1976.0
             440083.5    319443.5     1350.865    0.8         1776.0
             439995.4    319396.0     1355.641    1.77        4005.0
             439995.4    319396.0     1354.141    1.58        3390.0
             439995.4    319396.0     1352.641    1.55        2934.0
             439995.4    319396.0     1351.141    0.99        2057.0
             439907.4    319348.6     1355.712    1.29        3408.0
             439907.4    319348.6     1354.212    2.19        3236.0
             439907.4    319348.6     1352.712    1.57        3148.0
             439907.4    319348.6     1351.212    1.77        3816.0
             439907.4    319348.6     1349.712    0.21        440.0
             439907.4    319348.6     1348.212    0.72        1510.0
             439819.4    319301.2     1355.814    1.25        4688.0
             439819.4    319301.2     1354.314    1.93        4102.0
             439819.4    319301.2     1352.814    1.61        3408.0
             439819.4    319301.2     1351.314    0.78        1826.0
             439730.8    319254.6     1355.902    1.53        3441.0
             439730.8    319254.6     1354.402    2.1         4086.0
             439730.8    319254.6     1352.902    1.68        3368.0
             439730.8    319254.6     1351.402    1.73        3378.0
             439730.8    319254.6     1349.902    1.01        1662.0
             439730.8    319254.6     1348.402    0.83        1328.0
             439643.3    319206.3     1355.864    1.65        3821.0
             439643.3    319206.3     1354.364    2.13        4794.0
             439643.3    319206.3     1352.864    0.66        1274.0
             439555.2    319158.9     1355.903    0.97        2387.0
             439555.2    319158.9     1354.403    0.2         417.0
             440194.3    319503.3     1355.179    0.95        2758.0
             440194.3    319503.3     1353.679    1.77        3397.0
             440194.3    319503.3     1352.179    1.15        1892.0
             440124.0    319579.0     1355.142    1.46        3760.0
             440124.0    319579.0     1353.642    0.91        1553.0
             440035.1    319532.2     1355.269
             440035.1    319532.2     1353.769    1.65        3332.0
             440035.1    319532.2     1352.269
             440035.1    319532.2     1350.769    1.72        3700.0
             439948.0    319484.1     1355.397    1.74        3745.0
             439948.0    319484.1     1353.897    1.69        3556.0
             439948.0    319484.1     1352.397    1.58        2692.0
             439948.0    319484.1     1350.897    1.65        3015.0
             439859.9    319436.6     1355.514    1.8         4122.0
             439859.9    319436.6     1354.014    1.77        3712.0
             439859.9    319436.6     1352.514    1.78        3409.0
             439859.9    319436.6     1351.014    1.75        3276.0
             439771.9    319389.2     1355.615    1.64        3608.0
             439771.9    319389.2     1354.115    1.93        3685.0
             439771.9    319389.2     1352.615    1.77        2884.0
             439771.9    319389.2     1351.115    1.47        2308.0
             439771.9    319389.2     1349.615    1.11        1923.0
             439683.8    319341.8     1355.624    3.93        5967.0
             439683.8    319341.8     1354.124    1.91        3225.0
             439595.8    319294.3     1355.555    1.77        3395.0
             439595.8    319294.3     1354.055    1.33        2311.0
             440076.6    319667.0     1354.914
             440076.6    319667.0     1353.414

             440076.6    319667.0     1351.914
             439987.7    319620.2     1355.126    1.14        2320.0
             439987.7    319620.2     1353.626    1.89        4029.0
             439987.7    319620.2     1352.126    1.28        1757.0
             439987.7    319620.2     1350.626    1.17        2057.0
             439900.5    319572.1     1355.186    1.62        3451.0
             439900.5    319572.1     1353.686    2.09        3958.0
             439900.5    319572.1     1352.186    1.3         1559.0
             439900.5    319572.1     1350.686    1.45        2256.0
             439812.5    319524.7     1355.265    1.86        3909.0
             439812.5    319524.7     1353.765    1.87        3555.0
             439812.5    319524.7     1352.265    1.97        3680.0
             439812.5    319524.7     1350.765    1.92        2150.0
             439812.5    319524.7     1349.265    1.75        1939.0
             439724.4    319477.3     1355.317    1.66        3913.0
             439724.4    319477.3     1353.817    2.43        4057.0
             439724.4    319477.3     1352.317    1.62        1634.0
             439724.4    319477.3     1350.817    3.02        3565.0
             439636.4    319429.8     1355.295    1.54        3824.0
             439636.4    319429.8     1353.795    1.1         2884.0
             439548.4    319382.4     1355.469    1.75        3740.0
             439548.4    319382.4     1353.969    2.0         2632.0
             440032.5    319745.3     1354.81     1.46        3634.0
             440032.5    319745.3     1353.31     1.78        4076.0
             440032.5    319745.3     1351.81     1.31        1477.0
             440032.5    319745.3     1350.31     1.65        2371.0
             439942.9    319700.6     1354.958    1.65        3695.0
             439942.9    319700.6     1353.458    1.87        3828.0
             439942.9    319700.6     1351.958    1.41        1670.0
             439942.9    319700.6     1350.458    1.32        1693.0
             439853.4    319655.9     1354.961    1.7         3473.0
             439853.4    319655.9     1353.461    1.99        4069.0
             439853.4    319655.9     1351.961    1.73        3279.0
             439853.4    319655.9     1350.461    1.21        2244.0
             439764.1    319611.6     1354.97     2.01        4182.0
             439764.1    319611.6     1353.47     1.6         3425.0
             439764.1    319611.6     1351.97     1.7         3069.0
             439764.1    319611.6     1350.47     1.73        2763.0
             439674.5    319567.2     1355.057    1.39        3172.0
             439674.5    319567.2     1353.557    2.16        3689.0
             439674.5    319567.2     1352.057    1.53        2532.0
             439983.8    319839.3     1354.671    1.5         3289.0
             439983.8    319839.3     1353.171    1.78        3877.0
             439983.8    319839.3     1351.671    1.62        2873.0
             439983.8    319839.3     1350.171    0.41        844.0
             439983.8    319839.3     1348.671    0.45        825.0
             439894.8    319793.0     1354.731    1.59        3492.0
             439894.8    319793.0     1353.231    1.79        3811.0
             439894.8    319793.0     1351.731    1.6         3343.0
             439894.8    319793.0     1350.231    1.77        2202.0
             439894.8    319793.0     1348.731    0.56        974.0
             439806.1    319746.8     1354.739    1.16        3093.0
             439806.1    319746.8     1353.239    1.98        4095.0
             439806.1    319746.8     1351.739    2.18        4244.0
             439806.1    319746.8     1350.239    1.83        3447.0
             439806.1    319746.8     1348.739    1.42        3014.0
             439716.9    319700.4     1354.832    1.94        4317.0
             439716.9    319700.4     1353.332    1.68        3913.0
             439716.9    319700.4     1351.832    1.57        2836.0
             439627.3    319653.5     1354.776    1.53        3564.0
             439627.3    319653.5     1353.276    1.77        3943.0
             439627.3    319653.5     1351.776    1.68        3553.0

             439627.3    319653.5     1350.276    1.74        3888.0
             439627.3    319653.5     1348.776    1.3         2320.0
             439937.7    319928.1     1354.286    1.31        3254.0
             439937.7    319928.1     1352.786    1.59        2968.0
             439937.7    319928.1     1351.286    1.23        1573.0
             439937.7    319928.1     1349.786    0.78        1143.0
             439849.1    319881.4     1354.557    1.61        3854.0
             439849.1    319881.4     1353.057    1.7         4072.0
             439849.1    319881.4     1351.557    1.44        2759.0
             439849.1    319881.4     1350.057    1.4         1939.0
             439760.0    319835.3     1354.565    1.77        3766.0
             439760.0    319835.3     1353.065    1.77        3597.0
             439760.0    319835.3     1351.565    1.71        3394.0
             439760.0    319835.3     1350.065    1.53        3024.0
             439760.0    319835.3     1348.565    1.59        2771.0
             439669.3    319789.2     1354.536    1.81        4143.0
             439669.3    319789.2     1353.036    1.82        4006.0
             439669.3    319789.2     1351.536    1.83        3619.0
             439578.7    319742.0     1354.694    1.37        2903.0
             439578.7    319742.0     1353.194    1.51        3173.0
             439578.7    319742.0     1351.694    0.99        2035.0
             439958.5    320052.0     1356.004    1.92        4600.0
             439958.5    320052.0     1354.504    1.97        2711.0
             439958.5    320052.0     1353.004    1.62        3205.0
             439958.5    320052.0     1351.504    0.22        481.0
             439958.5    320052.0     1350.004    0.77        1532.0
             439891.5    320016.8     1354.217    1.33        3044.0
             439891.5    320016.8     1352.717    1.78        4258.0
             439891.5    320016.8     1351.217    1.58        2498.0
             439891.5    320016.8     1349.717    0.09        125.0
             439802.8    319970.7     1354.38     1.52        3599.0
             439802.8    319970.7     1352.88     1.33        2894.0
             439802.8    319970.7     1351.38     1.43        2883.0
             439802.8    319970.7     1349.88     1.53        2857.0
             439802.8    319970.7     1348.38     1.17        2693.0
             439784.9    319961.3     1354.447    1.36        3056.0
             439784.9    319961.3     1352.947    1.62        3232.0
             439784.9    319961.3     1351.447    1.63        2869.0
             439784.9    319961.3     1349.947    1.51        2069.0
             439766.7    319952.2     1354.35     1.61        3348.0
             439766.7    319952.2     1352.85     1.67        3300.0
             439766.7    319952.2     1351.35     1.6         2773.0
             439766.7    319952.2     1349.85     1.36        2049.0
             439749.7    319943.1     1354.385    1.57        3515.0
             439749.7    319943.1     1352.885    1.98        3693.0
             439749.7    319943.1     1351.385    1.59        2330.0
             439749.7    319943.1     1349.885    1.66        2530.0
             439731.9    319933.9     1354.36     1.34        2755.0
             439731.9    319933.9     1352.86     1.8         3241.0
             439731.9    319933.9     1351.36     1.91        3591.0
             439731.9    319933.9     1349.86     1.67        2820.0
             439714.1    319924.5     1354.396    1.78        3408.0
             439714.1    319924.5     1352.896    1.91        4167.0
             439714.1    319924.5     1351.396    1.48        3057.0
             439714.1    319924.5     1349.896    1.16        2390.0
             439714.1    319924.5     1348.396    0.16        355.0
             439723.6    319905.7     1354.418    1.58        3607.0
             439723.6    319905.7     1352.918    1.92        3807.0
             439723.6    319905.7     1351.418    1.69        3102.0
             439723.6    319905.7     1349.918    1.18        2083.0
             439732.8    319887.9     1354.444    1.61        3484.0
             439732.8    319887.9     1352.944    1.91        3843.0

             439732.8    319887.9     1351.444    1.96        3374.0
             439732.8    319887.9     1349.944    1.11        1826.0
             439741.9    319870.3     1354.454    1.4         3000.0
             439741.9    319870.3     1352.954    1.8         3617.0
             439741.9    319870.3     1351.454    1.88        3404.0
             439741.9    319870.3     1349.954    1.41        2196.0
             439741.9    319870.3     1348.454    0.9         1428.0
             439750.7    319852.7     1354.487    1.81        3666.0
             439750.7    319852.7     1352.987    1.74        3184.0
             439750.7    319852.7     1351.487    1.6         2720.0
             439750.7    319852.7     1349.987    1.18        1190.0
             439750.7    319852.7     1348.487    0.83        1536.0
             439622.1    319876.9     1354.456    1.92        3717.0
             439622.1    319876.9     1352.956    2.2         4026.0
             439622.1    319876.9     1351.456    1.66        3377.0
             439622.1    319876.9     1349.956    1.52        3002.0
             439525.1    319847.0     1354.549    0.32        527.0
             439525.1    319847.0     1353.049    0.14        244.0
             439896.9    320135.8     1356.849    2.02        4353.0
             439896.9    320135.8     1355.349    2.0         3178.0
             439896.9    320135.8     1353.849    1.18        2165.0
             439896.9    320135.8     1352.349    0.33        659.0
             439844.0    320107.9     1354.223    1.44        3361.0
             439844.0    320107.9     1352.723    1.68        3779.0
             439844.0    320107.9     1351.223    1.48        3135.0
             439844.0    320107.9     1349.723    1.57        3113.0
             439754.7    320060.1     1354.006    1.6         3510.0
             439754.7    320060.1     1352.506    1.59        2623.0
             439754.7    320060.1     1351.006    1.53        3073.0
             439754.7    320060.1     1349.506    1.23        2453.0
             439754.7    320060.1     1348.006    1.16        2415.0
             439668.0    320013.7     1354.26     1.72        3651.0
             439668.0    320013.7     1352.76     1.76        3953.0
             439668.0    320013.7     1351.26     1.48        3051.0
             439668.0    320013.7     1349.76     1.24        2837.0
             439668.0    320013.7     1348.26     1.58        2694.0
             439575.3    319964.9     1354.397    1.84        3683.0
             439575.3    319964.9     1352.897    2.32        4320.0
             439575.3    319964.9     1351.397    1.68        3197.0
             439575.3    319964.9     1349.897    1.55        2820.0
             439575.3    319964.9     1348.397    0.66        1039.0
             439487.3    319917.4     1354.474    1.84        3624.0
             439487.3    319917.4     1352.974    1.31        2358.0
             439831.8    320216.7     1355.419    2.29        6202.0
             439831.8    320216.7     1353.919    1.56        2258.0
             439831.8    320216.7     1352.419    0.17        296.0
             439796.6    320197.7     1354.106    1.43        2683.0
             439796.6    320197.7     1352.606    1.5         3334.0
             439796.6    320197.7     1351.106    1.36        2173.0
             439796.6    320197.7     1349.606    0.31        480.0
             439796.6    320197.7     1348.106    0.08        114.0
             439709.7    320150.9     1354.005    1.5         3618.0
             439709.7    320150.9     1352.505    1.62        3212.0
             439709.7    320150.9     1351.005    1.43        3486.0
             439709.7    320150.9     1349.505    1.8         3517.0
             439621.6    320103.3     1354.055    1.66        3581.0
             439621.6    320103.3     1352.555    1.92        3952.0
             439621.6    320103.3     1351.055    1.69        2757.0
             439621.6    320103.3     1349.555    1.96        3710.0
             439527.8    320052.9     1354.202    1.85        3731.0
             439527.8    320052.9     1352.702    1.95        3737.0
             439527.8    320052.9     1351.202    1.55        2997.0

             439527.8    320052.9     1349.702    1.21        2354.0
             439527.8    320052.9     1348.202    0.69        1268.0
             439527.8    320052.9     1346.702    1.06        2053.0
             439439.8    320005.5     1354.288    1.76        3092.0
             439439.8    320005.5     1352.788    1.93        3903.0
             439439.8    320005.5     1351.288    1.74        2884.0
             439439.8    320005.5     1349.788    1.45        2056.0
             439439.8    320005.5     1348.288    1.27        1819.0
             439351.8    319958.0     1354.174    1.58        3059.0
             439351.8    319958.0     1352.674    0.93        1608.0
             439750.7    320286.9     1355.121    2.07        4747.0
             439750.7    320286.9     1353.621    2.2         4188.0
             439663.9    320240.4     1353.761    1.71        4028.0
             439663.9    320240.4     1352.261    1.7         4235.0
             439663.9    320240.4     1350.761    1.72        3685.0
             439663.9    320240.4     1349.261    1.5         3223.0
             439663.9    320240.4     1347.761    0.03        55.0
             439575.5    320192.4     1353.776    1.8         4008.0
             439575.5    320192.4     1352.276    1.8         4376.0
             439575.5    320192.4     1350.776    1.6         3679.0
             439575.5    320192.4     1349.276    1.51        3139.0
             439575.5    320192.4     1347.776    0.98        2184.0
             439480.4    320141.0     1353.992    1.42        3212.0
             439480.4    320141.0     1352.492    1.8         3671.0
             439480.4    320141.0     1350.992    1.56        3461.0
             439480.4    320141.0     1349.492    1.42        2913.0
             439392.4    320093.5     1354.049    1.87        3783.0
             439392.4    320093.5     1352.549    2.02        4074.0
             439392.4    320093.5     1351.049    1.98        3051.0
             439392.4    320093.5     1349.549    1.73        3274.0
             439392.4    320093.5     1348.049    1.62        2656.0
             439304.3    320046.0     1354.002    1.54        3469.0
             439304.3    320046.0     1352.502    1.75        3383.0
             439304.3    320046.0     1351.002
             439304.3    320046.0     1349.502    1.72        2332.0
             439698.1    320373.4     1359.357    1.52        4733.0
             439698.1    320373.4     1357.857    1.22        3326.0
             439617.7    320329.0     1356.172    1.81        5906.0
             439617.7    320329.0     1354.672    2.25        7012.0
             439617.7    320329.0     1353.172    0.81        2402.0
             439617.7    320329.0     1351.672    0.04        100.0
             439529.4    320281.2     1353.661    1.51        3358.0
             439529.4    320281.2     1352.161    1.45        3047.0
             439529.4    320281.2     1350.661    1.73        3155.0
             439529.4    320281.2     1349.161    1.19        2753.0
             439433.0    320228.9     1353.771
             439433.0    320228.9     1352.271    1.44        3344.0
             439433.0    320228.9     1350.771    1.86        3996.0
             439433.0    320228.9     1349.271    1.32        3040.0
             439433.0    320228.9     1347.771    1.08        2305.0
             439344.9    320181.5     1353.847    1.85        3815.0
             439344.9    320181.5     1352.347    1.78        3619.0
             439344.9    320181.5     1350.847    1.74        3369.0
             439344.9    320181.5     1349.347    1.53        2879.0
             439344.9    320181.5     1347.847    1.42        2586.0
             439256.9    320134.1     1353.795    1.84        3578.0
             439256.9    320134.1     1352.295    1.85        3786.0
             439256.9    320134.1     1350.795    1.8         3671.0
             439256.9    320134.1     1349.295    1.72        2931.0
             439168.9    320086.6     1354.264    1.11        2737.0
             439168.9    320086.6     1352.764    1.19        1881.0
             439080.9    320039.2     1355.53     0.04        66.0

             438992.8    319991.8     1356.234    0.31        383.0
             438900.0    319953.1     1357.563    0.71        1105.0
             438801.9    319924.5     1358.415    1.98        2245.0
             439606.9    320438.5     1359.172    1.5         2455.0
             439606.9    320438.5     1357.672    0.16        456.0
             439571.1    320419.0     1357.673    1.28        2878.0
             439571.1    320419.0     1356.173    0.65        1706.0
             439482.8    320369.6     1353.508    1.36        3316.0
             439482.8    320369.6     1352.008    1.47        3653.0
             439482.8    320369.6     1350.508    0.93        1714.0
             439385.2    320316.9     1353.512    1.5         3417.0
             439385.2    320316.9     1352.012    1.59        3786.0
             439385.2    320316.9     1350.512    1.15        2332.0
             439385.2    320316.9     1349.012    1.18        2136.0
             439297.4    320269.6     1353.707    1.67        3633.0
             439297.4    320269.6     1352.207    1.9         3920.0
             439297.4    320269.6     1350.707    1.66        3282.0
             439297.4    320269.6     1349.207    1.63        3151.0
             439296.5    320269.1     1353.771    1.66        3815.0
             439296.5    320269.1     1352.271    1.79        4121.0
             439296.5    320269.1     1350.771    1.52        3437.0
             439296.5    320269.1     1349.271    1.32        2694.0
             439296.5    320269.1     1347.771    1.52        2795.0
             439296.5    320269.1     1346.271    1.26        2020.0
             439296.5    320269.1     1344.771    1.33        2277.0
             439209.5    320222.1     1353.612    1.51        3310.0
             439209.5    320222.1     1352.112    1.62        3500.0
             439209.5    320222.1     1350.612    1.49        2932.0
             439209.5    320222.1     1349.112    1.48        2698.0
             439209.5    320222.1     1347.612    1.69        2585.0
             439121.4    320174.7     1354.103    1.26        3064.0
             439121.4    320174.7     1352.603    1.75        3522.0
             439121.4    320174.7     1351.103    1.89        3116.0
             439121.4    320174.7     1349.603    0.16        269.0
             439033.4    320127.2     1355.507    1.66        3099.0
             439033.4    320127.2     1354.007    1.4         3225.0
             439033.4    320127.2     1352.507    0.73        1109.0
             439033.4    320127.2     1351.007    0.81        1546.0
             438945.4    320079.8     1355.914    1.91        3470.0
             438945.4    320079.8     1354.414    0.83        2215.0
             438945.4    320079.8     1352.914    0.33        628.0
             438945.4    320079.8     1351.414    0.25        425.0
             438857.4    320032.3     1356.969    2.4         4015.0
             438857.4    320032.3     1355.469    1.73        2978.0
             438857.4    320032.3     1353.969    0.53        939.0
             438769.4    319984.9     1357.695    3.26        5434.0
             438769.4    319984.9     1356.195    3.38        4954.0
             438681.3    319937.5     1357.677    1.74        1439.0
             439436.3    320457.4     1355.509    1.64        3878.0
             439436.3    320457.4     1354.009    0.28        920.0
             439337.8    320404.3     1353.425    1.47        3562.0
             439337.8    320404.3     1351.925    1.44        3007.0
             439337.8    320404.3     1350.425    0.03        16.0
             439249.8    320357.1     1353.41     1.57        3473.0
             439249.8    320357.1     1351.91     1.62        3234.0
             439249.8    320357.1     1350.41     1.45        2601.0
             439249.8    320357.1     1348.91     1.45        2259.0
             439249.8    320357.1     1347.41     1.46        1455.0
             439249.8    320357.1     1345.91     1.32        1225.0
             439162.3    320310.0     1353.196    1.54        3755.0
             439162.3    320310.0     1351.696    1.84        4245.0
             439162.3    320310.0     1350.196    1.39        3014.0

             439162.3    320310.0     1348.696    1.22        2013.0
             439162.3    320310.0     1347.196    0.64        1112.0
             439074.0    320262.7     1353.586    1.42        3391.0
             439074.0    320262.7     1352.086    1.88        3935.0
             439074.0    320262.7     1350.586    1.57        3173.0
             439074.0    320262.7     1349.086    1.44        2995.0
             439074.0    320262.7     1347.586    1.53        2691.0
             438986.0    320215.2     1354.205    1.32        3335.0
             438986.0    320215.2     1352.705    1.56        3203.0
             438986.0    320215.2     1351.205    1.84        3484.0
             438986.0    320215.2     1349.705    1.35        2294.0
             438986.0    320215.2     1348.205    1.22        2199.0
             438898.0    320167.8     1355.176    1.65        3373.0
             438898.0    320167.8     1353.676    1.25        3299.0
             438898.0    320167.8     1352.176    1.46        2935.0
             438809.9    320120.4     1355.756    2.27        4551.0
             438809.9    320120.4     1354.256    1.74        3331.0
             438809.9    320120.4     1352.756    1.48        2721.0
             438809.9    320120.4     1351.256    0.14        191.0
             438721.9    320073.0     1356.305    2.71        4782.0
             438721.9    320073.0     1354.805    1.88        3553.0
             438721.9    320073.0     1353.305    1.66        3183.0
             438633.8    320025.5     1356.403    2.15        4302.0
             438633.8    320025.5     1354.903    0.12        193.0



Item 15: Sampling Preparation, Analyses and Security

15.1 Sampling Procedure

All sampling and sample preparation was carried out by Dump and Dune Drilling under supervision by the MineNet and Gecamines geologists on site.

Sample Extraction.

On withdrawing the core barrel, the extension rods are removed and the core barrel is placed on two tripods. These tripods are placed on top of a 1.2m x 5.0 m sheet of plastic to ensure total sample collection. The spiral is first rotated by hand, in the opposite direction to `loosen' the sample. Some of the sample is collected at the top end of the core barrel due to the redirection of the rotation. The bulk of the sample is then revolved down to the bit end and collected on the 1.2 m x 5.0 m sheet. Then the spiral is removed from the core barrel and cleaned, the sample is then collected on the plastic sheet. The sample is gathered, and the material bagged in a strong plastic bag. If the sample is wet then it is placed inside another plastic bag to avoid sample loss. The sample bags are laid out sequentially next to the borehole with the "top" sample placed nearest to the hole. The plastic sheet is then swept clean ready to accept the next sample. The soil collected from the bottom of the drill hole is kept and bagged separately. It is then included in the sample bag from the last, or bottom, sample.

Bagging.

Referencing of the sample takes place at the same time as the hole is drilled and at the drill site. Each sample bag is referenced according to the established system. It is given a borehole code, which is written onto a numbered sample ticket with indelible ink. Each ticket has its own unique number and is kept in book form. The new books are kept at the Sample Preparation

Centre, books in use are kept by the Driller. Completed books are filed in a secure area after being entered into the site database. The ticket is placed into a small plastic bag before it is inserted into the sample bag. This is then inserted into the top of the sample bag, which is made secure by folding over three or four times. The bag is not sealed with staples at this stage as it is opened for drying purposes at the next stage. The Counterfoil is retained in the book. A sample Check List, OM1, is also maintained for all samples bagged during the day. This list will serve as a delivery note on transporting the sample to the Sample Preparation Centre. On certain occasions the Sample Preparation Supervisor will collect the samples in the field and accept this Check list as for delivery. This list also allows for the recording of the wet and dry weights measured during the sample preparation procedure.

Verification

The MineNet Geologist, accompanied by the Gecamines Field Geologist where practical, inspected the borehole samples each day before they were transported to the Sample Preparation Centre.

Logging to Database

At the completion of each day's field duties the geologist (Minenet) enters the log information into the site database. The following day, a tabulated summary of the days drilling is produced and signed by Gecamines and Minenet geologists. Copies are in turn handed over to AMF, Gecamines and Minenet as the daily drill report.


Transport and Stacking.

o Delivery of sample: At the end of the working day, after the Geologist has inspected the samples, the Drilling Crews collect the samples from the field and transport them to the Sample Preparation Centre situated in Kolwezi. They are off loaded and stacked inside the shed at the designated receiving area in sequential order. The Sample Check List, OM 1, prepared by the drilling crew, is handed over to the Sample Preparation Supervisor who will check it against the samples received, sign and file.

o Supervision of Drilling Contractor: the supervision of the drilling contractor involves the following:

     a) Ensure that the holes are drilled at the correct location and according to the methodology supplied by the drilling contractor. In the case where a change of scope is required by the drilling contractor to perform his activities, liase with AMF and implement the decisions taken by AMF.

     b) Ensure that the samples are taken sealed and marked/tagged correctly as per agreed methodology. It is essential the sample 1integrity is maintained at all times.

     c) Ensure that documented spot checks on all drill rigs are done at least once a week and corrective action taken when required. These spot checks are sent to AMF, with all comments, as part of the weekly reporting system.

     d) Ensure that the daily drill logs are computerised and available for hard copy should AMF require it.

     e) Control and supervise the time utilisation of the drilling rigs to minimise standing time, but still ensure the integrity of the sampling.

1 No mixing of samples or dilution

o    Drilling and Field sampling audits.

       In addition to the spot checks under the previous item c) the drilling and field sampling procedures are audited by random and frequent inspections which are recorded.

15.2 SAMPLE PREPARATION

Receipt at Sample Preparation Centre. (SPC)

To prevent sample loss due to wind the sample bags are laid out sequentially in the designated drying area inside the SPC. Extremely wet samples are dried outside the SPC on "dished" plastic sheets until ready for transport into the main drying area. Final air drying and all subsequent handling and preparation are completed inside the SPC. The sample check list, OM1, is signed acknowledging receipt, and filed into the Sample Preparation File (Log Book) thus starting the sample preparation procedure.

Wet Weighing.

The sample is weighed. The weight logged with reference to drilling contractor sampling number. The weight is recorded in the log book to +/- one gram accuracy.

Drying.

When the bag is opened, the ticket is checked against the number written on the outside of the bag. (If there is a difference the MineNet and AMF supervisor is informed). Each sample is transferred from the plastic bag onto a black plastic sheet for air drying. The Sample identification ticket attached by the drilling contractor is removed and stapled to the black plastic sheet, on which the sample is dried. After drying and screening of the sample, the weight of the sample is logged. Any comments related to the screening, weight, organic material, rocks and changes in colour is recorded. The analytical samples and the tickets will only contain the ticket number supplied by the drilling contractor. The same number is written on the outside of the bag with indelible ink. The metallurgical sample ticket (remaining in the log) will have all the individual numerical numbers of the samples used to create this bulk sample written on it.

Screening.

The sample will now be screened, and split into three separate sub-samples according to the following procedure and as shown in Figure 15.1. The process is carried out on a floor covered by plastic sheets. This floor will kept clean and any dust or sample waste is bagged and sent for analysis, to establish the value of any wasteage caused by the handling process. These samples will also be ticketed as per the check sample procedure. When the sample is dry, a second sheet of plastic is placed adjacent to the sample, with a hand screen on it. The screen is a 3 mm aperture screen which is used for removal of rocks and organic material. Final sample grades were adjusted to account for material removed at this stage. The total sample is transferred into the screen and screened on the second plastic sheet. Any lumps of compact sand are crushed and included with the sample. Organic materials and large rocks are removed and if substantial weighed and noted in the log. The screened material is "quartered and coned" (mixed) on the second plastic sheet without loss of sample.

Dry Sample Weighing

The screened sample is weighed after drying, the weight of any oversize material, debris etc will also be recorded be noted to +/- one gram on sheet OM1. These weights are then compared to the wet weights and the moisture content of the tailings material calculated by using the database.
Splitting into Library and Check Samples.

>> Library Samples: A Riffler-Jones Splitter - 16 mm aperture is used to split the sample into 2 equal portions. The mixed portions are recombined on the second plastic sheet and mixed again. The mixed sample will again be put through the splitter, resulting in two equal portions (e.g. approx. 4 kg into 2 x 2 kg each)

     One of the approximate 2 kg portions is set aside for the library sample purposes and the other is split again into two equal portions (approx. 1 kg each)

     One of these approx. 1 kg samples is recombined with the approx. 2 kg portions and set aside for library purposes. This sample constitutes a single library sample of approx. 3 kg library sample representing 1,5 m of drilling. The sample is bagged, ticketed and sealed with the original drilling contractors sample ticket.

     The library sample is stored at the Sample Preparation Centre in sequence until completion of the project. They will then be filed into the Gecamines system as per their requirements.

>> Check samples: These are taken from the library sample at random intervals ( at a frequency of around 1 : 10.) and referenced as per the ticket number selected at random from the Ticket Books held in the Sample Preparation Centre. These will also be sent for analysis.

>> Soil Samples: In the field these are given exactly the same number as the bottom sample but with the letter " S " added. At the SPC they are dried, sieved, recorded and stored as library samples.


Splitting into Analytical and Metallurgical Samples.

The remaining approx. 1kg sample will then be split into 2 x 500 g samples, one is destined for shipment as an analytical sample, the other is used in the metallurgical (mine block).

Identification tickets, which have the same numerical sample number as the original sample are prepared for both samples.

>> Analytical Sample: One of the approx. 500 g samples is placed in a new plastic bag, the above new ticket containing the original sample's numerical ticket number will also be inserted. This bag is sealed by folding over and securely stapling. The number is also written on the outside of the bags with indelible ink. This sample is then packed in the shipment boxes, weighed and the contents referenced.

>> Metallurgical Samples: The other approximately 500 g sample is packed securely in the same manner as the analytical sample but is only lightly stapled as it will shortly be opened in the next stage of the process.

         This "metallurgical" sample of approx. 500 g, is stored in its bag until recombination into a bulk sample representing a mining block in the following manner.

         A mining block is represented by 9 drill holes making up an area of 200 x 200 metres. The next mining block will start from the sides of the first mining block. The mining block will also be divided in depth sections. Every 9 metres depth becomes a section. This will thus result in combinations of 6 samples representing 9 metres of each drill hole depth. The first 6 samples with depth of each of the 9 drill holes will thus represent the first metallurgical sample, when they are combined into one bulk sample. The next 6 samples with depth of each of the 9 drill holes will thus represent the second metallurgical sample when they are combined. This procedure is used until the bottom of the drill hole is reached. After the 6 x 9 = 54 samples are combined, the bulk sample is mixed, ticketed and sealed using the same procedure as described for the analytical samples. A ticket indicating that it is a mining block sample is placed inside the bag. The tickets from the original 0.5kg samples are filed for future reference and checking that the correct samples have been inserted.

         Should the last metallurgical sample after combination of all the samples from the 9 drill holes be less than 25% of the average metallurgical sample, it is added to the previous (higher) metallurgical sample in that mining block. The last sample, soil sample is excluded from the drill hole samples.

The Analytical and Metallurgical samples are then packed for transport.

Supervision of Sampling  Preparation Contractor

Responsibilities of the supervisor included:

a) Ensure that the sample preparation personnel follow the methodology supplied on the logging of information and maintain the logbooks up to date. In the case where a change of scope is required by the sampling preparation contractor to perform his duties, liase with AMF and implement the decisions taken by AMF.
b) Ensure that samples are handled and prepared correctly as per agreed methodology. It is essential that sample integrity is maintained at all times.
c) Spot checks on all the sample preparation areas are done once a week and corrective action taken when required. These spot checks are sent to AMF with all comments as a weekly report system.
d) Supervise of the recombination of the bulk `mining block' samples on a 200 x 200 metre grid with the relevant sample preparation in 9 metre sections.

Sample Preparation Auditing

In addition to the spot checks under the previous item c) the sampling preparation procedures are audited by random and frequent inspections which are recorded.

Transport to Lubumbashi

0.5 kg samples are firstly placed into plastic boxes and the sample numbers in each box recorded. The filled plastic boxes are weighed at GECAMINES and stored in the secure area.

The manifesto indicating the box numbers, seal numbers, weights and contained samples, is then prepared.

On the day for transportation the boxes are removed from the secure area and transported to ADFL security/customs (prearranged by AMF after discussion with MINENET).

Under the supervision of ADFL, AMF, GECAMINES and MINENET the boxes are sealed using the supplied seals. Thereafter the supervisors sign the manifesto (4 signatures).

Six copies of the signed manifesto are distributed as follows:

o AMF Kolwezi (retained in Kolwezi)
o ADFL Security (retained in Kolwezi)
o Minenet (retained in Kolwezi)
o Assay Lab (with Plane to RSA)
o Customs Lubumbashi (retained in Lubumbashi)
o Shipping Agent in Lanseria (with Plane to RSA)

One bag of typical sample accompanied each shipment.

Analyses

Copper and Cobalt analyses were performed on all samples taken during the site investigation by Billiton Laboratories in Johannesburg. The milling and assay methods were established as follows:

Method Development

     Milling Characteristics

     In terms of the scope of work, method development was seen as a very important aspect of the analysis to be undertaken for the analysis of Co and Cu, mainly because of the occurrence of massive copper mineralisation.

     It was realised at the onset of the project that milling of the sample would be the only practical solution to attaining repeatable results. Billiton Laboratories had the capacity to mill the entire analytical results sample of approximately 500g to a nominal fineness of -75(mu)m. the number of 500 samples per week envisaged could easily be dealt with (total milling capacity is 300-400 samples per day).

     The departure point was to analyse, by the Malvern Mastersizer particle size analyser, samples originally submitted by Batemans on which satisfactory analytical results were obtained. These samples indicated that the bulk of the material was <100 um (appendix 1a and b).

     A bulk sample received from AMF was analysed before milling and found to be fairly coarse with the bulk of the material in the range 200 - 400 um. By using the bulk material, milling parameters were set to bring this sample to <100 um. Using these parameters a variety of analytical samples were milled and analysed in the same manner. It was then found that the fineness of samples varied considerably which could be attributed to the difference in mineral matrix. It was however ascertained, by carrying out multiple analysis for Cu and Co, that even the "coarsest" of these samples gave very good repeatability on both elements.

     By introducing a monitoring system the quality of milling was also checked throughout the analytical campaign (see below).

     The final milling parameters were as follows

     o The entire sample as received first dried at 110(degree)C to constant weight in an air oven
     o The entire sample was milled for 3 minutes in a LM-2 Labtechnics puck-and-bowl mill
     o The entire sample was transferred to a paper bag and submitted for analysis.

     The standard methods for drying and milling by LM2 equipment are attached (at the end of this Item).

     Analysis Method

     The choice of dissolution techniques was the single biggest factor influencing the method eventually adopted. Although a fusion technique to affect a total dissolution of the entire sample was considered, experimentation indicated that the salt concentration introduced via the fusion and including the solubilised silica negated any possible benefits that may be derived from this process in terms of accuracy and precision.

     Experimentation with acid dissolution indicated that good replication could be obtained with either the so-called Billiton Laboratories "bore-core" method (HF-HNO3-HCIO4) or the Aqua Regia (HCI-HNO3) technique. The latter method yielded, on the average, higher results and was chose for further investigation. The Bateman method (HCI-HNO3-HCLO4) was also investigated but yielded no better results.

     Although the Aqua Regia method yielded good precision, the accuracy of the method also required investigation. It was noted during the dissolution of the various experimental samples that certain of these yielded a dark residue after dissolution in comparison to the preponderance of lighter coloured material. On the assumption that insoluble mineralisation could occur in these, composites of both light and dark coloured material were collected and submitted for mineralogical examination. This examination yielded no "surprises" i.e. no major Cu or Co bearing phases. As an additional check the residues were also analysed by the fusion method (i.e. "total" techniques) but no "insoluble " Co or Cu were found.

     The Cu and Co concentration of bulk sample itself was comprehensively analysed using 2 approaches, viz

     o    Against synthetic (solution) standards

     o    Against international reference standards

     An outside laboratory was also used initially on an informal basis to established baseline value for the bulk sample.

Control of Quality

     The bulk standard was used in conjunction with two international reference materials to control the quality of analyses. Each batch of 100 samples contained 8 bulk standards, and 4 each of the Cu and Co international standards, inserted at regular intervals. The values obtained for these during analysis were compared to computerised control charts containing the average values plus rejection criteria (warning limits) governing the analytical process. The last section of this Item contains relevant information on the system in practice. The control graphs were submitted to the client with each batch. Where results where indicated to be out of bounds remedial action was taken by repeating the specific batch.

Full metal scan analyses were also performed on selected random samples. All results from Billiton laboratories were sent to ACMS in electronic format via E-mail to be incorporated into the project database.

The full metal scans did not reveal any significant results for minerals other than copper and cobalt with the exception of some relatively high zinc values. However, on spatial examination the zinc values appear erratic and do not reveal significant trends. Average results of these full metal scan analyses are included in the Table 15.1.

An internal auditing system of random check samples was built into the sampling procedure and has revealed a good correlation. Graphs of these check sample results compared with the original sample results are shown as Figures 15.2, 15.3, 15.4 and 15.5.

Check assay values are given in Table 15.2. 306 duplicate assays are available for Kingamyambo and 225 for Musonoi.

Since the check assays are performed on the same samples as the original assays, standard Snedecor `F' and Student's `t' test are not applicable. Because the samples are "paired", we take the difference between the two assays on each samples and test whether the average value of these differences is significantly different from zero.

"Paired" Student's `t' tests for both copper and cobalt assays show that there is no significant difference between the original and check assays in either area of the project. Results of calculations are shown in Table 15.3 for Kingamyambo and Table 15.4 for Musonoi.

"Mining block" bulk sampling exercise

During the processing of samples at the sample preparation centre a portion of each sample was reserved for incorporation into mining block samples. Each tailings area was divided up into a 200 x 200 x 9 metre three-dimensional grid. Each mining block would therefore consist of 9 drill holes or part thereof if the mining block lay on the edge of the grid. The mining blocks are then formed by grouping samples at 9 metre intervals down the drill holes within each mining block. All the individual samples for a particular mining block grid were then reconstituted into a larger "mining block" sample. The complete larger mining block samples were then bagged and shipped together
with  normal  assay  samples  for  metallurgical   type  test  work.  Mintek  in
Johannesburg performed the mining block analyses.

Figures 15.6 and 15.7 Show the comparison between the Mintek "mining block" assays and the average of all borehole assays in the same area. It can clearly be seen that the Mintek assays are biased downwards.

51 "mining blocks" were compared, using paired differences between the Mintek block assay and the average of the borehole drilling in the same block. Table
15.7 shows the detailed summary statistics and paired `t' test results.

It is obvious that the Mintek assays are significantly lower than those indicated by the borehole drilling assays received from the Billiton laboratories. The mining block assays are 12% lower for copper and 10% lower for cobalt. It was strongly recommended that this discrepancy should be investigated.

A visit was paid to the Billiton laboratories in August 1997, where a comprehensive tour of the facilities was carried out. No visits were organised to the Mintek labs. Given these circumstances and the lesser likelihood of over-estimation of assays, we recommended that the resources should be evaluated using the Billiton sample assays.

Further check assay exercise using SGS laboratories

100 samples were selected for repeat assay by the independent laboratories of SGS in Johannesburg. The values returned by SGS are shown as Table 15.8. The method of analysis is reported by SGS as:

       "Approximately 1 gram of sample was accurately weighed and dissolved in 40 mls of aqua regia (one part nitric acid to 3 parts hydrochloric acid) and heated to dispel any fumes. On cooling the solution was diluted to 100 mls and compared against standard solutions by atomic absorption spectrophotometry (Varian Spectra 10) at the wavelengths 238.9 nm (Co) and 324.8 nm (Cu)."

Using the same paired Student's `t' test as discussed in the previous section, it was found that there was a significant difference between the copper assays returned by the Billiton laboratories and those reported by SGS. The Billiton assays are 9% lower than the SGS assay on average.

The most interesting feature of the comparison is that the assays only differ in the range 1-2% Cu, where the SGS assays are significantly higher than those reported by Billiton. 55 of the 99 samples fall in this range.

There is no significant difference (in any range) between the SGS and Billiton assays for cobalt value in the 99 samples.

Density Determinations

Density determinations have been carried out by Metago Labs to aid with the resource evaluation of the three tailings dams.

The field of investigation was carried out in two areas, namely:

     o    The conventional Kingamyambo tailings dam.
     o    The combined river dams of Musonoi and Kasobantu.

The investigation has been aimed at determining the "dry" density of the tailings, which yields dry tonnes of tailings.

The approach adopted for the investigation has been to use a combination of direct density measurements at shallow depths in the relatively dry tailings, and penetrometer testing at depth. The penetrometer results have been converted to densities by calibration with the direct results.

The field program to measure dry density has been carried out and involved:

     o Test pitting with in-situ density testing and undisturbed sampling in the upper 1.5m of the dams.

     o Piezometer Cone Penetrometer testing (piezo-cone). These have been carried out adjacent to the test pits on Kingamyambo and the dry areas of Musonoi/Kasobantu, and extended to the base of the tailings dams.

     o Dynamic Cone Penetrometer testing. These have been carried out in the wet areas of Musonoi/Kasubantu; and extended to the base of the dams.

     o Borehole drilling and sampling. These have been carried out adjacent to selected Dynamic Cone Penetrometer test locations.

The in-situ density testing has been carried out using water replacement testing to determine the density in the top 1.5 metre of tailings. The undisturbed tube sampling has involved recovering two tube samples (adjacent to each other) at each test location, to maximum depths of up to 1.5 metres. Density determinations were carried out on one sample at a temporary on-site laboratory, while the other was returned for testing in the Metago South African laboratory.

Piezometer cone penetrometer testing has been carried out, recording cone tip resistance and pore water pressure. These results have been analysed to determine the following:

     o    The various tailings types and properties encountered;
     o    The depth to the base of the tailings;
     o    The depths to water table.

Geotechnical testing has been carried out for confirmatory purposes, including:

     o    Minimum density testing;
     o    Specific gravity testing;
     o    Shear box testing.


There are three sets of calibration procedures that have been required to establish the densities at depth through the dams. These are:

     o    In-situ density tests versus undisturbed tube sample densities;
     o    Densities versus piezo-cone tip resistance;
     o    Dynamic cone penerometer resistance to piezo-cone tip resistance.

From these calibration results it was possible to establish the following:

     o    The mean, or expected value of the average densities.
     o The maximum and minimum value for the average densities, with 90% confidence (i.e. the range for which there is a 90% chance that the actual density will fall within it).

The in-situ versus tube calibration has been carried out to "correct" the tube densities, to allow for disturbance during testing. Distributions for the relationship between the two tests were obtained probabilistically.

The density to piezo-cone tip resistance (normalised against the overburden pressure) calibration has been necessary because the piezo-cone testing does not give density results directly. By establishing the relationship between density and tip resistance for the near surface results, it has been possible to extrapolate the results to determine densitites over the full depth of the dams.

The density to tip resistance calibration was carried out separately for the three predominant tailings types encountered; namely:

     o    Sand.
     o    Silty Sand.
     o    Silt.

For each tailings type, a series of equations describing the relationship between the normalised qc and known density values has been established. As the density values consisted of fixed (in-situ) and variable ("corrected" tube) values, it has been found that there was a range of equations that could describe the relationship, rather than just a single equation based on the mean values.

The equations were found to be linear within the range of normalised qc values examined. The Monte Carlo simulation method was used to determine the ranges for the slope and intercept which describe the equations. Correlations between the slope and intercept were also established to ensure each combination of the two represented a feasible line of fit.

A distribution representing the variation in standard deviation of the values was also determined. This was to establish the spread of data around the mean relationship determined above. The maximum and minimum lines of best fit were then established.

Spreadsheets have been set up for each test location, setting out the normalised qc values and tailings types at the recorded intervals in each test. Monte Carlo-based probabilistic simulations have carried out to determine the range of densities applicable to each nomalised qc value.

The average density has been established for 1.5m depth intervals over the depth of the tests. At the end of each simulation each of these averages are recorded. At the completion of the simulations the distribution, or range, of each of these averages is established. From this the minimum, maximum and mean of each average value can be determined.

Plots have been prepared for each test location showing the variation of density with depth together with the average density value for the 1.5m depth intervals. Tables summarising the mean, maximum and minimum values for each 1.5m interval average have been prepared.

The dynamic cone resistance calibration has been necessary because the piezo-cone testing has been restricted to the dry areas of the dams. The dynamic cone testing is hand portable and has been used in the wet areas of Musonoi and Kasobantu dams.

The dynamic cone penetrometer does not measure density directly, and has hence been calibrated against the piezo cone results. This has been done separately for:

     o    Sands and Silty Sands
     o    Silts

Spreadsheets have been set up for each DCP location converting normalised qc readings. From there, the procedure has been for the piezo-cone test locations. Plots have been prepared for each DCP test location setting out the variation of density with depth as well as the average density values over 1.5m intervals. Tables summarising the mean, maximum and minimum values at each 1.5m interval average have been prepared as for the piezo-cone tests.

Conclusion - Density Determinations

The combined scope of work for the field-testing program has included the following:

        o        Kingamyambo:
                 o   14  piezo-cone tests
                 o   12 test pits
                 o   32 in-situ density tests
                 o   44 tubes (2 tubes each at 22 locations)

        o        Musonoi/Kasobantu:
                 o   12 piezo-cone tests
                 o   18 tests pits
                 o   21 in-situ density tests
                 o   18 tubes (2 tubes each at 9 locations)
                 o 24 DCP's at original piezo-cone test locations (2 tests each at 12 locations)
                 o   16 DCP's in the wet, poorly accessible river areas
                 o 4 Saturated surface samples, adjacent to selected DCP locations
                 o   5 Boreholes with sample recovery at selected locations.

The following table summarises the range of density values encountered across each of the dams.

   ------------------ ----------------------------------------------------------
   Dam                                          Density (t/m3)
   ------------------ ----------------------------------------------------------
                        Range of Mean Values         Maximum          Minimum
   ------------------ ------------------------- ---------------- ---------------
   Kingamyambo             1.25 - 1.44                1.69              1.04

   Musonoi/Kasobantu       1.26 - 1.45                1.65              1.04
   ------------------ ------------------------- ---------------- ---------------

To determine a density value for each block in the mineral resource the density results taken from each borehole were imported into the geological resource block model and interpolated.

Author's assessment of sampling procedures

It is this author's opinion that the sampling procedures were thorough and secure. Density determinations, which are essential for the proper evaluation of mineral content, were also reliable and accurately measured.

The copper and cobalt assays from the Billiton laboratories fall between the check assays provided by bulk sample analysis at the Mintek Labs (12% lower for copper) and replicate analysis at the SGS laboratories (9% higher for copper). In view of this fact, we feel that the Billiton assays provide the most realistic assessment of the "value in situ" for both copper and cobalt values. All resource calculations have been carried out using the Billiton assays.

Tables for Item 15

Table 15.1 Summary statistics for full metal analyses


                 --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
                 Al        As        B        Ba        Be        Bi       Ca        Cd        Cr       Fe
                 --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
                 %         ppm       ppm      ppm       ppm       ppm      ppm       ppm       ppm      %
                 --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
                 S5003     S5005     S5016    S5018     S5020     S5021    S5030     S5035     S5038    S5060
                 --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
----------------
        MAXIMUM     10.90        92     1554       255         5       48     18994        35      923     11.90
---------------- --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
        MINIMUM      1.75        10       72        24         0       26       141         5       21      0.70
---------------- --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------
        AVERAGE      4.21        14      425       139         2       27      2271         8      183      1.61
---------------- --------- --------- -------- --------- --------- -------- --------- --------- -------- ---------


                 --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
                 K         Li        Mg        Mn       Mo        Na        Ni       P         Pb        S
                 --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
                 %         ppm       %         ppm      ppm       ppm       ppm      ppm       ppm       ppm
                 --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
                 S5086     S5089     S5092     S5095    S5099     S5102     S5113    S5120     S5123     S5138
                 --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
----------------
        MAXIMUM      3.05       229      4.42     2694        58      3872       33       692       295     6472
---------------- --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
        MINIMUM      0.00        18      0.01       21         5        62       10        50        17       15
---------------- --------- --------- --------- -------- --------- --------- -------- --------- --------- --------
        AVERAGE      0.99        86      1.63      496        17      1026       12       165        36      333
---------------- --------- --------- --------- -------- --------- --------- -------- --------- --------- --------


                  --------- -------- --------- --------- -------- --------- --------- -------- --------
                  Sb        Si       Sn        Sr        Ti       V         Zn        Zr       Au
                  --------- -------- --------- --------- -------- --------- --------- -------- --------
                  ppm       %        ppm       ppm       ppm      ppm       ppm       ppm      ppb
                  --------- -------- --------- --------- -------- --------- --------- -------- --------
                  S5146     S5148    S5151     S5152     S5162    S5169     S5173     S5174    S110I
                  --------- -------- --------- --------- -------- --------- --------- -------- --------
-----------------
         MAXIMUM        42    42.70        38        22    12900       396      2770      209      188
----------------- --------- -------- --------- --------- -------- --------- --------- -------- --------
         MINIMUM        25    18.10        25         5     1259        10        18       10        5
----------------- --------- -------- --------- --------- -------- --------- --------- -------- --------
         AVERAGE        26    36.02        25        13     3027        91       413       83       44
----------------- --------- -------- --------- --------- -------- --------- --------- -------- --------

Table 15.2a: Check assay sampling for Kingamyambo drilling

   BHOLE        SAMPLE       TICKET        CU          CO        TICKET      CHECK-CU      CHECK-CO     diff-Cu    diff-Co
    AE11           9          6210        1.32        2266        6926         1.39          2303          -0.07         -37
    AE13          11          6286        0.69        2670        2252         2.4           6486          -1.71       -3816
     A1            8          1108        0.85        2670        4401         0.81          2632           0.04          38
     A1           11          1111        1.06        3745        4357         0.97          4001           0.09        -256
    A2A            4          404         1.7         4688        1774         1.67          4406           0.03         282
    A2A           16          418         0.62        1457        1785         0.66          1484          -0.04         -27
    A2B            6          458         1.68        2628        1729         1.71          2817          -0.03        -189
    A2B           16          468         0.78        2327        1747         0.78          2351              0         -24
    A2C           10          488         1.58        4492        1756         1.56          2589           0.02        1903
    A2D            6          474         1.55        3271        1934         1.58          3116          -0.03         155
    A2D           10          478         1.8         4715        1706         1.99          5448          -0.19        -733
     A3           10          4174        1.32        3863        590          1.04          3776           0.28          87
    A3A           10          430         1.41        4019        1716         1.49          4466          -0.08        -447
    A3B           10          446         0.85        3370        1790         0.85          3473              0        -103
    A3C           10          6829        1.01        3525        1906         0.97          3653           0.04        -128
    A3D            8          6908        1.1         2719        2005         1.06          2930           0.04        -211
     A4            2          6174        2.14        3949        6506         2.09          3867           0.05          82
     A4            6          6178        1.6         2548        6510         1.58          2471           0.02          77
     A5           10          4190        0.94        1953        532          0.88          1928           0.06          25
     A7            5          4305        1.69        4201        558          1.65          4212           0.04         -11
     B1            3          1138        1.52        2987        4617         1.36          2825           0.16         162
     B1            4          1139        2.27        6979        4898         2.1           7094           0.17        -115
     B1            7          1142        1.3         3124        4409         1.16          2974           0.14         150
     B1            9          1144         1          2752        1433         0.98          2808           0.02         -56
     B2           11          1162        0.88        2898        4543         0.82          2958           0.06         -60
     B2           15          1166        1.56        4278        4622         1.44          4289           0.12         -11
     B2           17          1168        0.74        1472        4011         0.69          1382           0.05          90
     B4            9          6169        0.91        2504        6641         0.93          2550          -0.02         -46
     B5            1          5121        1.35        4023        4027         1.26          3774           0.09         249
     B5            2          5122        1.09        3319        6211         1.19          3657           -0.1        -338
     B5            7          5127        0.98        2563        6218         1.22          3331          -0.24        -768
     B6            1          5133        1.56        3003        4947         1.7           3420          -0.14        -417
     B6           10          5142        0.79        3007        4040         0.11          254            0.68        2753
     C1           10          369         2.09        5128        1652         2.07          4960           0.02         168
     C2            1          1223        1.52        2680        4560         1.51          3026           0.01        -346
     C2            3          1225        1.17        3096        4656         1.11          3304           0.06        -208
     C2            7          1229        1.71        3084        4670         1.58          3177           0.13         -93
     C2            8          1230        1.76        3397        4431         1.62          3536           0.14        -139
     C2           13          1235        0.96        2753        4284         0.88          2753           0.08           0
    C2R           17          1642        1.34        3277        2491         1.41          3366          -0.07         -89
     C3           14          4356        0.9         3341        578          0.81          3148           0.09         193
     C4           11          6159        1.31        3791        6695         0.61          2165            0.7        1626
     C5            1          5109        0.94        2827        4231         1.07          3223          -0.13        -396
     C5            3          5111        1.17        3212        4606         1.24          3599          -0.07        -387
     C5            5          5113        0.93        2583        4890         0.97          2760          -0.04        -177
     C5            6          5114        0.91        2707        4067         0.84          2377           0.07         330
     C5            9          5117        0.82        2407        1448         0.85          2484          -0.03         -77
     C5           12          5120        0.48        1316        1478         0.49          1281          -0.01          35
     C5           12          5120        0.48        1316        4135         0.5           1314          -0.02           2
     C6            6          5148        1.03        2960        4323         1.05          3116          -0.02        -156


    C8R            3          1623        1.28        3814        2495         1.36          3795          -0.08          19
     D1            1          380         2.92        5006        1662         2.98          5004          -0.06           2
     D1            8          388         1.42        2692        1697         1.44          2816          -0.02        -124
     D1           12          1701        1.91        3467        2165         1.54          2418           0.37        1049
     D2           10          4162        1.49        3221        6835         1.5           3207          -0.01          14
     D3           13          1248        0.64        2220        4443         0.61          2420           0.03        -200
    D3R           10          1614        0.91        3004        2378         0.93          2858          -0.02         146
     D4            1          6136        0.86        2320        6655         0.83          2188           0.03         132
     D5            1          5095        0.93        2542        4125         0.97          2395          -0.04         147
     D5            4          5098        0.8         2024        4709         0.85          2311          -0.05        -287
     D5            8          5102        0.79        2661        6238         0.84          2825          -0.05        -164
     D6            1          5212        1.2         3096        4208         1.04          2931           0.16         165
     D6            1          5212        1.2         3096        4915         1.14          3368           0.06        -272
     D6            8          5219        0.9         3026        1418         2.1           3713           -1.2        -687
     D6            8          5219        0.9         3026        4053         0.86          2777           0.04         249
     D6           10          5221        1.49        4078        1461         1.3           3612           0.19         466
     D7            1          5166        1.22        3068        4801         1.25          3165          -0.03         -97
     D7            6          5171        0.96        2756        4319         1.06          3009           -0.1        -253
     D7           11          5176        0.99        2506        4889          1            2500          -0.01           6
     D9            5          6119        2.16        3341        6504         2.1           3997           0.06        -656
    D9R            5          1648        1.67        3049        2372         1.7           3026          -0.03          23
     E1            1          1708        1.56        5002        2111         1.38          3513           0.18        1489
     E1            6          1713        1.94        3830        5906         1.82          3859           0.12         -29
     E1           16          1724        1.51        2770        5928         1.3           2645           0.21         125
     E2            6          4122        1.26        2631        6937         1.24          2789           0.02        -158
     E2            7          4123        1.02        2726        6805         1.05          2962          -0.03        -236
     E2           10          4128        1.05        3268        6849         1.11          3401          -0.06        -133
     E3            3          4470         1          2551        2137         0.99          2607           0.01         -56
     E4            2          1250        0.97        2453        4456         0.91          2633           0.06        -180
     E4            7          1255        0.92        2301        4677         0.86          2401           0.06        -100
    E4R           10          550         0.87        2471        2431         0.81          2487           0.06         -16
    E4R           16          1601        1.43        3025        2484         1.37          2828           0.06         197
     E5            2          5045        1.28        2776        4260         1.18          3285            0.1        -509
     E5            2          5045        1.28        2776        4703         0.95          2861           0.33         -85
     E5            3          5046        0.95        3083        6229         0.96          3152          -0.01         -69
     E6            1          5225        0.99        2349        4080         0.84          1920           0.15         429
     E6            1          5225        0.99        2349        4891         0.92          2151           0.07         198
     E6            9          5233        0.7         2300        4121         0.78          2620          -0.08        -320
     E6           15          5239        1.73        4065        4892         2.23          5005           -0.5        -940
     E8            3          6027        1.18        3027        111          1.16          2919           0.02         108
     F1           11          1739        2.03        4720        2187         1.97          3336           0.06        1384
     F1           21          1750        1.52        2329        2195         2.07          4472          -0.55       -2143
    F11            3          6730        1.39        3590        1986         2.24          3430          -0.85         160
     F2           13          4457        1.27        2742        2173         1.26          2725           0.01          17
     F3            1          5084        0.85        2855        4717         0.86          3028          -0.01        -173
     F3            7          5090        0.94        2308        4712         0.96          2317          -0.02          -9
     F4            1          6085        0.84        2219        1968         0.9           2393          -0.06        -174
     F4            2          6086        0.89        2484        2265         0.91          2597          -0.02        -113
     F4            8          6092        0.88        2332        1978         0.87          2356           0.01         -24
     F4           10          6094        0.69        2175        112          0.7           2183          -0.01          -8
    F5R           12         93301        1.04        2490       92185         1.04          2298              0         192
     F6            1          5241        0.95        2363        2283         1.51          3618          -0.56       -1255
     F6            3          5243        1.01        2933        2589         1.37          3867          -0.36        -934
     F7            4          5192        1.03        2874        6606         1.01          2773           0.02         101
     F7           10          5198        0.93        2513        143          1.38          3518          -0.45       -1005


    F7R           10         91581        2.27        5419       91916         2.34          5541          -0.07        -122
    F8R            4          1654        1.22        3172        2384         1.17          3085           0.05          87
     F9            3          6126        1.5         3728        6503         1.44          3630           0.06          98
     G1            1          1754        2.64        6890        2157         2.66          6588          -0.02         302
     G1           12          1766        1.97        5068        2149         1.51          3437           0.46        1631
    G10            2          6248        1.08        3453        6965         1.16          3617          -0.08        -164
    G11            2          6721        1.03        2594        343          0.79          2701           0.24        -107
     G2            1          4133        1.05        2676        6817         2.79          5331          -1.74       -2655
     G2            5          4138         2          4165        6986         2.08          4213          -0.08         -48
     G2            9          4143        1.27        3184        6998         1.26          3087           0.01          97
     G3            5          5079        1.16        3324        4248         1.67          2904          -0.51         420
     G3            7          5081         1          2462        6256         0.99          2479           0.01         -17
     G4            3          6059        1.35        2671        103          1.31          2496           0.04         175
     G4           10          6066        0.76        2327        156          0.77          2267          -0.01          60
    G4R           11          531         0.73        2041        2413         0.78          2258          -0.05        -217
    G4R           19          576         1.11        2151        2422         1.09          2132           0.02          19
     G5            1          5033        0.95        2513        4733         0.89          2321           0.06         192
     G5            4          5036        0.91        2392        4552         0.92          2492          -0.01        -100
     G5            7          5039        0.74        2143        4167         0.77          2245          -0.03        -102
     G5            8          5040        0.81        2579        4736         0.85          2975          -0.04        -396
     G6            5          5256        0.87        2528        6617         0.83          2389           0.04         139
     G6            8          5259        0.75        1957        2525         0.71          2060           0.04        -103
     G6           10          5261        0.54        1636        144          0.51          1527           0.03         109
     G7           10          5208        0.84        2141        145          1.17          2850          -0.33        -709
    G7A            7          6923        0.83        2631        2042         0.82          2548           0.01          83
    G7B            1          6936        1.89        4231        1604         1.36          3405           0.53         826
    G7B            2          6938        1.21        3372        2016         1.19          3348           0.02          24
    G7B           13          6950        2.7         6858        2029         2.6           6396            0.1         462
     G8            6          6009        0.87        2269        2054         1.01          2436          -0.14        -167
     G8            7          6010        1.12        2758        155          0.99          2648           0.13         110
     G8            8          6011        1.56        3792        110          1.57          3815          -0.01         -23
    G8A           11          6966        2.26        5720        2066         2.11          5527           0.15         193
    G8B           11          6985        2.27        5761        2075         2.24          5730           0.03          31
    G8C            6          331         0.99        2761        1682         1.01          2702          -0.02          59
    G8C           10          336         1.1         3166        1625         1.08          3003           0.02         163
    G8C           12          338         1.18        3235        1673         1.27          3425          -0.09        -190
    G8D           17          358         3.16        5943        1635         3.11          6036           0.05         -93
     H1           17          1793        1.8         2374        2179         1.77          2368           0.03           6
    H10            3          1823        1.57        5428        2277         1.6           5276          -0.03         152
    H12            2          6742        1.16        2669        383          1.05          2464           0.11         205
     H2           10          6457        2.22        4195        5680         1.74          2249           0.48        1946
     H2           10          6457        2.22        4195        6763         1.44          1610           0.78        2585
     H3            1          5066        1.08        2572        6206         1.08          2562              0          10
     H3            2          5067        2.55        4734        6270         2.5           4535           0.05         199
     H3            3          5068        2.12        3978        4726         2.06          3840           0.06         138
     H3            9          5074        1.13        2629        4729         1.18          2782          -0.05        -153
    H4R           10         92662        0.88        2452       93776         0.91          2841          -0.03        -389
     H5            1          5022        0.9         2377        4023         0.84          2173           0.06         204
    H5RR           7         91610        0.88        2315       91436         0.9           2602          -0.02        -287
    H5RR           7         91610        0.88        2315       91466         0.69          1794           0.19         521
     H6            7          5268        0.69        2130        146          0.73          2188          -0.04         -58
    H6R            1          1687        1.49        3716        2355         1.61          3858          -0.12        -142
    H6R           11          2204        0.66        2496        2363         0.62          2343           0.04         153
     H7            8          5288        0.72        2513        147          0.67          2268           0.05         245
    H7R           10         92963        1.43        3907       91933         1.44          3974          -0.01         -67


     H8           11          6002        2.21        4522        109          2.06          4200           0.15         322
    J11            1          6706        0.96        2439        396          0.99          2508          -0.03         -69
     J2           13          6446        1.62        3162        6760         1.3           2484           0.32         678
    J2R            4          3095        2.43        2909       93743         2.39          2688           0.04         221
    J2R           14         92644        1.78        2861       93733         1.76          3187           0.02        -326
     J3            3          5057        2.21        3783        4306         2.26          3908          -0.05        -125
     J3            4          5058        1.92        3833        4900         1.94          3955          -0.02        -122
     J4            1          6033        1.23        3115        6519         0.91          2796           0.32         319
     J4            6          6038        1.48        2571        5943         1.45          2959           0.03        -388
     J4           10          6042        0.91        3067        114          0.89          2939           0.02         128
     J4           10          6042        0.91        3067        5976         0.85          3080           0.06         -13
     J5            2          5013        0.9         3007        4275         0.87          2847           0.03         160
     J5            3          5014        1.62        3358        4743         1.41          3124           0.21         234
     J5            4          5015        1.42        3179        4106         1.37          3115           0.05          64
     J5            8          5019        0.83        2513        4798         0.8           2482           0.03          31
     J6            9          5279        0.7         2218        148          0.69          2161           0.01          57
    J6R            8         92672        0.83        2717       92116         0.77          2584           0.06         133
    J6R           18         92682        1.32        2579       92150         1.3           2452           0.02         127
     J7            9          5298        0.67        2104        149          0.62          1892           0.05         212
    J7R           19          1686        2.21        3881        2471         2.18          3886           0.03          -5
     J8            4          6076        1.34        3337        6635         1.34          3345              0          -8
     J8            5          6077        1.09        2830        6535         1.18          3088          -0.09        -258
     J8           11          6083        1.03        2295        115          1.02          2304           0.01          -9
     J8           12          6084        1.5         3386        6613         1.49          3445           0.01         -59
     K1            7          6345        2.63        6125        6550         2.51          5672           0.12         453
     K1           14          6352        2.23        4186        5708         2.12          3370           0.11         816
    K1R           11          6778        1.71        3234        5641         1.71          3204              0          30
    K13            1          4406        1.37        2519        345          1.24          2248           0.13         271
    K14            1          4104        0.98        2364        523          1.02          2495          -0.04        -131
     K2           11          6429        1.83        3768        6736         1.76          3506           0.07         262
     K3            1          1390        1.33        2977        4022         1.28          2771           0.05         206
     K3            3          1392         2          4435        4789         1.97          4448           0.03         -13
     K3            7          1396        2.82        2921        4112         1.75          3668           1.07        -747
    K3R            7          2034        1.42        3263        2320         1.41          3271           0.01          -8
    K3R           17          2045        0.95        1858        2332         0.97          1815          -0.02          43
     K5            1          5001        0.91        2716        4367         0.87          2800           0.04         -84
    K5R           10          2011        0.73        2542        2310         0.75          2694          -0.02        -152
     K6            9          5322        0.8         2275        154          0.69          2042           0.11         233
    K6R           10         92711        1.03        2930       92166         1.01          2852           0.02          78
    K7R            8          2021        0.65        2027        2347         0.63          2048           0.02         -21
    K7RR          12          2513        0.69        2096        5986         0.71          2093          -0.02           3
     K8            4          5467        1.35        3518        105          1.38          3539          -0.03         -21
     K8            6          5469        1.02        3044        104          1.04          3004          -0.02          40
     L1            1          6323        2.66        3400        6505         2.44          2994           0.22         406
     L1           13          6335        2.35        3469        6573         2.33          3486           0.02         -17
     L2            2          6405        1.57        3060        6790         1.53          3011           0.04          49
     L2           11          6414        1.38        2945        6770         1.26          2786           0.12         159
    L2R            4         92264        1.57        3859       92579         1.67          4235           -0.1        -376
    L2R           14         92276        1.69        3332       92522         1.45          2839           0.24         493
     L3            1          1380        1.09        2744        4153         1.16          2905          -0.07        -161
     L3            1          1380        1.09        2744        4507         1.18          2984          -0.09        -240
     L3            2          1381        0.91        2593        4503         0.98          2794          -0.07        -201
     L3            4          1383        1.92        3398        1412         0.85          2739           1.07         659
     L3            7          1386        1.19        2821        4748         1.23          3060          -0.04        -239
     L6            5          5332        0.84        2354        150          0.8           2272           0.04          82


     L7            2          5354        0.95        2802        151          0.89          2735           0.06          67
    L8R            2          6462        1.04        3291       92127         1.05          3454          -0.01        -163
    L8R           12          6472        2.43        5778       92173         2.41          5804           0.02         -26
     M1            6          1213        2.38        3711        4766         0.23          4189           2.15        -478
     M1            7          1214        2.27        2825        4647         2.29          3209          -0.02        -384
     M1            8          1215        1.62        3118        4897         1.56          3311           0.06        -193
     M1           12          1219        1.74        2782        4216         0.96          2694           0.78          88
     M1           15          1222        2.31        2477        4420         2.2           2654           0.11        -177
    M1R            4         92229        2.27        4347       92558         2.15          4064           0.12         283
    M1R           14         92240        2.05        3006       92528          2            2980           0.05          26
    M12            2          6264        1.01        2312        6828         1.03          2319          -0.02          -7
    M12            4          6266        0.79        2284        6953         0.82          2673          -0.03        -389
    M13            4          6293        1.01        2574        6976         1.08          2551          -0.07          23
    M13            5          6295        1.03        2357        508          1.08          2411          -0.05         -54
    M14            5          4441        1.69        4433        351          1.72          4464          -0.03         -31
    M14            6          4442        1.17        2872        324          1.29          3302          -0.12        -430
     M3            3          1369        0.88        2712        4894         0.97          3088          -0.09        -376
     M3            5          1371        2.04        3390        5689         1.28          2847           0.76         543
     M3            7          1373        0.99        2203        4513         1.17          2686          -0.18        -483
     M3           13          1379        0.8         2043        4004         0.77          2063           0.03         -20
     M3           13          1379        0.8         2043        4893         0.81          2207          -0.01        -164
     M5            1          1343        0.88        2735        2231         0.95          3165          -0.07        -430
     M5            3          1345        0.76        2355        4523         0.87          2928          -0.11        -573
     M5            6          1348        0.82        2112        4899         0.98          2638          -0.16        -526
     M5            7          1349        0.75        1823        4775         0.79          1926          -0.04        -103
     M5           10          1352        0.69        2357        4754         0.74          2471          -0.05        -114
     M5           11          1353        0.66        2380        2242         0.75          2336          -0.09          44
     M5           11          1353        0.66        2380        4142         0.7           2483          -0.04        -103
    M5R           13          180         0.84        2257        2511         0.81          2144           0.03         113
     M6            1          5341        1.07        2760        152          0.97          2565            0.1         195
     M6           11          5351        0.74        2341        153          0.67          2170           0.07         171
     M7            5          5429        0.83        2150        102          0.83          2230              0         -80
     M7            6          5430        0.8         2189        101          0.87          2075          -0.07         114
     M7            7          5431        0.8         2342        157          0.8           1985              0         357
    M7R           14          496         0.78        2015        649          0.07          131            0.71        1884
     M9            3          6373        0.96        3258        6551         1.06          3240           -0.1          18
     M9            3          6373        0.96        3258        6553         1.63          3345          -0.67         -87
     M9            4          6374        0.95        2658        6685         1.11          2909          -0.16        -251
     N1            9          1177        1.69        3264        4182         1.55          3164           0.14         100
     N1           11          1179        1.5         3233        4538         1.42          3358           0.08        -125
     N1           19          1187        1.75        2338        4634         1.72          2553           0.03        -215
    N10           11          6235        0.78        2514        6912         0.88          2632           -0.1        -118
     N2            9          6200        1.17        2535        6753         1.18          2832          -0.01        -297
     N2           11          6302        1.11        2668        6734         1.12          2808          -0.01        -140
     N3           11          1342        0.72        2466        4334         0.85          2954          -0.13        -488
     N3           11          1342        0.72        2466        4487         0.82          3035           -0.1        -569
     N5            2          1323        2.08        3789        4574         2.37          4671          -0.29        -882
     N5            5          1326        0.96        2049        4685         1.07          2485          -0.11        -436
     N6           10          5415        0.87        2654        2563         0.88          2548          -0.01         106
     N8            9          1807        0.91        2599        2216         0.92          2584          -0.01          15
     N9            3          6380        1.5         3881        6782         1.62          4022          -0.12        -141
     N9           10          6387        1.17        2828        6744         1.09          2695           0.08         133
     P1            1          1190        2.04        4269        4638         2.03          4684           0.01        -415
     P1            8          1197        1.51        2523        4349         1.42          2725           0.09        -202
    P11            9          6858        1.22        2482        2576         1.28          2896          -0.06        -414


    P11           10          6859        1.32        2685        2299         1.29          2541           0.03         144
    P12            1          6838        1.83        2283        2208         1.44          5333           0.39       -3050
    P13            2          1795        0.99        1759        2291          1            1774          -0.01         -15
    P14            2          4418        2.63        2816        335          2.33          2264            0.3         552
    P14            4          4421        1.2         2127        365          1.15          2071           0.05          56
    P14            9          4426        2.02        4968        376          1.95          4765           0.07         203
     P2            1          1274        2.23        4226        4388         2.36          4952          -0.13        -726
     P2            7          1280        1.63        3067        1523         1.59          3136           0.04         -69
     P2            7          1280        1.63        3067        4569         1.66          3364          -0.03        -297
     P2           11          1284        1.21        2678        1504         1.24          2775          -0.03         -97
     P2           11          1284        1.21        2678        4468         1.25          2966          -0.04        -288
    P3R            4         92254        1.62        3392       92550         1.64          3345          -0.02          47
     P4            4          1304        1.99        4526        4481         2.05          5040          -0.06        -514
     P4            5          1305        1.55        3740        4896         1.65          4206           -0.1        -466
     P5            5          1314        1.76        3193        542          1.46          3106            0.3          87
     P5            9          1318        1.22        2792        4379         1.34          3413          -0.12        -621
     P5           11          1320        0.82        2219        565          1.15          2660          -0.33        -441
     P5           12          1321        0.76        2256        4895         0.85          2751          -0.09        -495
     P6            7          4364        1.5         4067        549          1.33          3801           0.17         266
     P7            9          4380        1.02        2822        573          1.05          2914          -0.03         -92
     P9            1          6882        2.65        6317        2224         0.89          2445           1.76        3872
    SUP1          12          1698        2.16        5414        611          2.23          5375          -0.07          39
   SUP10          10         92328        1.05        3209       91497         1.18          3087          -0.13         122
   SUP11           6         91631        2.23        4867       91446         1.8           2987           0.43        1880
   SUP11          14         91640        1.77        2608       91481         1.88          2996          -0.11        -388
   SUP11          21         91513        1.17        2035       91324         1.22          2216          -0.05        -181
   SUP12           3         92303        1.07        2985       91418         1.05          2785           0.02         200
   SUP12          13         92314        2.32        5480       92106         2.35          4982          -0.03         498
   SUP13           6         91519        1.23        2636       91333         1.01          2466           0.22         170
    SUP2          11          2433        1.28        2379        5959         1.07          2296           0.21          83
    SUP3          10          2420        0.99        2396        607          1.08          2581          -0.09        -185
    SUP4          16          1992        1.22        2379        638          1.33          2591          -0.11        -212
    SUP5           7          1999        1.29        3026        5993         1.34          3115          -0.05         -89
    SUP6           9         92946        0.78        2578       91971         0.85          2861          -0.07        -283
    SUP7           4         92828        0.92        2528       91923         0.98          2720          -0.06        -192
    SUP8           5         92342        1.48        4139       91962         1.58          4478           -0.1        -339



Table 15.2b: Check assay sampling for Musonoi drilling

   BHOLE        SAMPLE       TICKET        CU          CO        TICKET      CHECK-CU      CHECK-CO     diff-Cu     diff-Co
1000F                   4         5644       0.58         630         886           0.6           684       -0.02         -54
1000J                   5         5661       1.28        1985         931          1.25          1969        0.03          16
1000K                   5         5667       1.35        2162         943          1.38          2273       -0.03        -111
1000L                   4         2061       1.85        3137        5514          1.66          2953        0.19         184
1001G                   1         2470       1.33        2901         845          1.36          3106       -0.03        -205
1001H                   6         2482       1.49        2486         966          1.48          2418        0.01          68
1001P                   3         2259       0.52        1225        5888          0.57          1221       -0.05           4
1002F                   1         5808       1.56        3458        1096          1.56          3490           0         -32
1002L                   5         2316       0.08         135         628           0.9          2208       -0.82       -2073
1002M                   1         2285        1.2        3277        5835          1.19          3210        0.01          67
1003E                   5         2364       1.62        3954        2604          1.54          3762        0.08         192
1003F                   5         2371       1.24        2471        1023          1.26          2627       -0.02        -156
1003G                   1         2376       1.44        3301        1039          1.51          3495       -0.07        -194


1003K                   5         2399       1.39        2883        1033          1.38          2836        0.01          47
1003L                   2         2191       1.44        3135        1016          1.34          3070         0.1          65
1004E                   5         5905       1.42        3130        2691          1.25          2530        0.17         600
1004K                   2         5935       1.64        3998        2713          1.62          3555        0.02         443
1004M                   2         2200       1.72        3929        1071          1.58          3553        0.14         376
1005E                   2         5552       1.05        2760        2681          1.08          2805       -0.03         -45
1005F                   2         5560       1.05        2864        2698          1.05          2975           0        -111
1005G                   6         5571       1.27        1938        2655          1.29          1936       -0.02           2
1005J                   3         5580       1.16        2515        2625          1.26          2624        -0.1        -109
1006F                   5         5677       1.51        1972        2613          1.44          1949        0.07          23
1006K                   4         5697       0.37         696        2653          0.37           755           0         -59
1007F                   3          604       1.22        3737        2702          1.23          3695       -0.01          42
1007G                   2         2497       0.72        1434        4860             1          3043       -0.28       -1609
1007J                   6         5954       0.96        2114        2740          1.03          2216       -0.07        -102
1007K                   1         5939       1.38        3466        2635          1.41          3470       -0.03          -4
1008H                   3          635        1.4        2807        2751          1.64          3463       -0.24        -656
1008K                   2          646       1.47        3524        4823          1.46          3521        0.01           3
1009F                   2         2583       2.39        4202        4834          2.36          3988        0.03         214
1009G                   4         2591       1.73        3198        4806          1.72          3110        0.01          88
1009H                   1         2598       1.62        3090        2716          1.67          3143       -0.05         -53
1009L                   2         4499       2.02        3430        4881          1.46          3640        0.56        -210
1010H                   5         5849       1.26        1975        4816          1.22          1965        0.04          10
1010K                   4         5862       1.58        3131        2757          1.59          3259       -0.01        -128
1010M                   2         5867       1.39        2742        2772          1.46          2966       -0.07        -224
1011G                   1         5595       2.05        4639        3039          2.02          4875        0.03        -236
1011H                   6          713       0.86        1724        3072          0.82          1616        0.04         108
1011K                   4         6000       1.91        3459        4946           1.9          3504        0.01         -45
1012H                   5         5971       1.15        2418        4939          1.17          2506       -0.02         -88
1012J                   2         5975       1.18        2971        3045          1.17          2906        0.01          65
1012K                   1         5983       1.34        2947        4970          1.39          3054       -0.05        -107
1013J                   2         5730       1.24        3019        4928          1.23          3008        0.01          11
1013JB                  6          707       1.76        3333        3005          1.81          3438       -0.05        -105
1013K                   5         5773       0.06         156        1585          2.03          4252       -1.97       -4096
1013L                   4          755       1.59        3014        4903          2.67          4308       -1.08       -1294
1013M                   3          759       1.51        2591        1568          1.41          2411         0.1         180
1013N                   2          802        1.5        3167       93684          1.51          3096       -0.01          71
1013Y                   1         5701       1.48        3733        1579          1.18          3586         0.3         147
1014J                   8         5728       1.47        2558        4873          1.43          2458        0.04         100
1014L                   1          714       1.29        3318        4961          1.26          3035        0.03         283
1014N                   1          730       1.31        3624        3027          1.37          3607       -0.06          17
1014R                   4         5885       0.11         163        1593          0.12           190       -0.01         -27
1014S                   1         5886       2.06        3638        1559          2.03          3500        0.03         138
1015K                   2          682       1.35        3056        1536          1.42          3211       -0.07        -155
1015Q                   1         5898        1.6        3009        1549          1.63          3066       -0.03         -57
1015S                   2         1010       2.02        3325       93962          2.01          3432        0.01        -107
1016K                   4         5750       1.61        3209        4981          1.68          3349       -0.07        -140
1016L                   1         5754       1.39        3221        4866          1.59          3635        -0.2        -414
1016P                   1         5782       0.99        2436        4994          0.94          2399        0.05          37
1017K                   6          908        2.5        5158        3086          2.57          5226       -0.07         -68
1017P                   5          939       2.26        3939       92653          1.49          3177        0.77         762
1017Q                   5          946       1.71        2519        3065           1.7          2556        0.01         -37
1018L                   6         2636       1.54        2218       93622           1.5          2142        0.04          76
1018N                   7          794       0.86        1348        3015          0.89          1473       -0.03        -125
1019L                   1         1046       1.53        3407       93697           1.5          3387        0.03          20
1019N                   7         1045        1.8        3556       93931          1.72          3345        0.08         211


1019T                   4          693       1.69        2434        3098          1.65          2440        0.04          -6
1019U                   3         5796       0.66        1138       93616          0.65          1154        0.01         -16
1019Y                   1         1080       1.24        2639       93941          1.28          2782       -0.04        -143
1020R                   2          974       1.58        2809       92818          1.58          2775           0          34
1020T                   4         1036       2.09        3666       93984          2.15          3629       -0.06          37
1021L                   4         2609       1.27        2615       93922          1.27          2576           0          39
1021M                   3         2616        1.8        3381       93632          1.74          3217        0.06         164
1021N                   5         2627        2.2        3442       93910          2.19          3612        0.01        -170
1021P                   5         1030       2.12        3379       93917          2.29          3660       -0.17        -281
1022M                   6          862       3.31        4546       92891          3.11          4342         0.2         204
1022N                   1          850       1.31        3450       92685          1.29          3244        0.02         206
1022P                   2          843       1.57        3058       92613          1.58          2933       -0.01         125
1022X                   1          810       1.63        3394       92663          1.72          3384       -0.09          10
1023L                   3          899       2.08        3009       92887          2.17          2063       -0.09         946
1023N                   6          888       3.16        4306        3056          2.94          4140        0.22         166
1023T                   1          817        1.3        2782       92696          1.27          2686        0.03          96
1024AB                  2        92633       0.12         574       91126          0.13           508       -0.01          66
1024J                   5         1092       1.89        3440       92253          1.89          3099           0         341
1024M                   3         2786        2.4        4531       92265          2.36          4302        0.04         229
1024N                   6          996        2.1        3170       92804          2.28          3343       -0.18        -173
1024P                   5          990       2.29        3238       92670           1.5          2156        0.79        1082
1024Q                   5          985       0.24         425       92605          0.22           370        0.02          55
1024SS                  2          965       1.35        2036       92635          1.42          2086       -0.07         -50
1025K                   2         2674       1.29        2870       92285          1.27          2751        0.02         119
1025L                   8         2699       1.96        3428       92243           2.7          4454       -0.74       -1026
1025P                   4         2768       0.96        1421       92206          0.91          1329        0.05          92
1026AB                  1         4097       0.71        2729       91170          0.63          2633        0.08          96
1026K                   4         2744       2.26        4474       92217          2.25          4476        0.01          -2
1026U                   2         4088       0.02         134       91754          0.03           142       -0.01          -8
1026V                   2         4091       1.19        4193       91771          1.23          4435       -0.04        -242
1027AA                  4         4870       2.56        3534       93187          2.62          3722       -0.06        -188
1027K                   2         1546       1.22        2826       91694          1.22          2786           0          40
1027N                   2         4818       1.36        2893       91681           1.4          3020       -0.04        -127
1027U                   4         4081       0.45        1100       91739          0.43          1139        0.02         -39
1027V                   4         4096       0.61        1852       91725          0.63          1963       -0.02        -111
1027W                   3        93903       1.79        3386       92453          1.97          3919       -0.18        -533
1028AA                  2        93919       0.75        3063       92405          0.72          2985        0.03          78
1028G                   4         1513       1.89        3286       91697          2.25          3883       -0.36        -597
1028H                   7         1526       2.49        4652       91647          2.45          4497        0.04         155
1028M                   3         4805       1.45        3006       92708          1.41          3136        0.04        -130
1028R                   2         4017        1.3        3269       91782           1.3          3158           0         111
1028S                   3         4057       0.02          98       91746          0.03           112       -0.01         -14
1028U                   4         4075        2.1        2937       91110          1.88          2558        0.22         379
1028W                   5        93909       3.11        4155       92429          2.78          3519        0.33         636
1029M                   2         1567       1.45        2974       91662          1.46          3112       -0.01        -138
1029R                   2         2962       1.85        3687       93181          1.66          3540        0.19         147
1029S                   3         2959       2.24        4385       93656          1.73          3723        0.51         662
1029T                   1         2901       1.45        3688       91818          1.23          3179        0.22         509
1029U                   3         4585       1.66        2894       91891          1.49          2904        0.17         -10
1030AA                  3         4526       1.85        4616       93145          1.73          4187        0.12         429
1030G                   2         4858       1.61        3641       91671          1.64          3631       -0.03          10
1030H                   2         4853        1.5        3411       91611          1.46          3283        0.04         128
1030L                   4         1576        1.9        3651       91633          1.91          3524       -0.01         127
1030M                   3         2971       2.35        4396       93297          1.34          3039        1.01        1357
1030P                   2         2976       1.38        2773       93133          1.39          2742       -0.01          31


1030R                   1         2951       1.28        3352       91864          1.33          3469       -0.05        -117
1030S                   1         2908       1.74        2207       93162          1.83          2293       -0.09         -86
1030T                   4         4598        1.3        2466       93196          1.25          2286        0.05         180
1030U                   2         4590       1.62        3070       91882          2.69          2767       -1.07         303
1030V                   3         4559       1.82        2267       91853          1.89          2351       -0.07         -84
1030W                   2         4542       2.11        3801       91826          1.16          4035        0.95        -234
1031AB                  1         4796       1.15        4722       93506          1.06          4625        0.09          97
1031AC                  2         4794       0.87        4234       93537          0.74          2521        0.13        1713
1031E                   1         4601       1.84        3647       92332          1.95          3981       -0.11        -334
1031J                   5         2793       2.12        3987       92321          2.19          4042       -0.07         -55
1031L                   2         2897       1.81        3966       93204          1.81          3982           0         -16
1031T                   1         4528       1.14        2912       93105          0.99          2543        0.15         369
1032AA                  2         4945       0.68        4292       93519          0.66          3499        0.02         793
1032AC                  3         4996       0.06         209       92978          0.06           184           0          25
1032F                   8         4648       2.42        4790       92354          2.74          5288       -0.32        -498
1032H                   3         6523       1.45        3349       92393          1.58          3494       -0.13        -145
1032J                   2         6544       1.39        3671       93384          1.88          3716       -0.49         -45
1032T                   6         4772       1.66        3107       93589          1.65          3453        0.01        -346
1032U                   3         4902       1.78        4296       93527          1.84          4309       -0.06         -13
1032W                   2         4927       0.73        3096       93565          0.72          3009        0.01          87
1032Y                   6         4613       2.14        4051       92365          2.13          4007        0.01          44
1033E                   1         4616       1.59        3507       93371          1.56          3502        0.03           5
1033J                   5         6556       2.19        4819       92305          2.17          4678        0.02         141
1033M                   1         1454       1.35        3145       93274          1.31          3234        0.04         -89
1033N                   1         1458       1.72        3798       93266          1.66          3754        0.06          44
1033S                   4         4778       2.43        4623       92917          2.41          4505        0.02         118
1033T                   5         4911        2.6        3489       92954           2.7          3471        -0.1          18
1033V                   1         4954       0.77        3171       92966          0.85          3200       -0.08         -29
1034G                   1         4698       1.55        3253       92397          1.62          3284       -0.07         -31
1034H                   5         6564       1.63        4243       93312          1.56          4123        0.07         120
1034K                   3         6579       0.95        3060       92338          1.05          3066        -0.1          -6
1034L                   5         4223       1.27        3032       93859           1.2          2779        0.07         253
1034T                   5         4298       2.68        4808       93844          2.52          4422        0.16         386
1034W                   2         4738        0.9        2105       93597          0.91          2094       -0.01          11
1035F                   4         1407       1.36        2756       93248          1.34          2834        0.02         -78
1035H                   7         1453       2.04        3811       93224          1.99          3732        0.05          79
1035K                   3         4206       0.98        2328       93806          1.08          2478        -0.1        -150
1035L                   1         4224       1.18        3112       93826          1.11          2881        0.07         231
1035L                   3         4226       1.47        2947       93837          1.57          3451        -0.1        -504
1035S                   3         4782       1.53        3791       93556          1.61          3991       -0.08        -200
1035U                   4         4962       1.95        4065       93576          1.85          4335         0.1        -270
1036AA                  3         5000        0.2         433       92942          0.18           425        0.02           8
1036E                   1         2849       1.65        3453       93359          1.57          3485        0.08         -32
1036F                   5         2867        1.6        3312       93258          1.75          3467       -0.15        -155
1036G                   6         2892       2.32        4978       93282          2.09          4321        0.23         657
1036H                   1         1413       1.74        3567       93332          1.81          3717       -0.07        -150
1036J                   6         1443       1.51        3522       93235          1.48          3453        0.03          69
1036T                   1         2919       1.65        4832       93116          1.54          4655        0.11         177
1036U                   5         4568        0.6        1686       91871          0.63          1799       -0.03        -113
1037F                   2         2879       1.23        2581       93214          1.28          2811       -0.05        -230
1037G                   8         1429       2.69        6065       93347          2.73          6504       -0.04        -439
1037K                   6         4292       2.49        5218       93814          1.92          3465        0.57        1753
1039V                   5         3013       1.27        2711       91143          0.99          2233        0.28         478
1040V                   1         3036       1.98        3870       91118          1.72          3128        0.26         742
1041T                   1         3001       2.38        4717       91193          2.42          4470       -0.04         247


1041V                   1         3024       3.26        4703       91715          3.38          5017       -0.12        -314
1042U                   1        93601       2.52        4735       92484          2.55          4736       -0.03          -1
1042V                   1        93608       2.18        4477       92438          2.14          4016        0.04         461
1043V                   5        93626       0.61        2835       92418          0.72          3276       -0.11        -441
1044U                   4        91420       0.58        3774       92467          1.16          3674       -0.58         100
982H                    1        92923       2.16        3786       93765          2.14          3704        0.02          82
982J                    1        92919       2.06        4115       91308          2.03          4035        0.03          80
982L                    5        92907       0.73        1429       91341          0.74          1432       -0.01          -3
983H                    4        91686       1.13        2374       91316          1.07          2179        0.06         195
983K                    2        91693       2.22        4313       93751          2.22          4254           0          59
984G                    1        92298       1.85        3938       91379          1.83          3941        0.02          -3
984J                    4        91506       1.88        2544       91473          2.03          2495       -0.15          49
985M                    1        92814       2.08        4108       93711          1.98          3914         0.1         194
986K                    3        93507       2.56        4214       93723          1.59          3102        0.97        1112
987D                    4        93664       0.87        1665       93125           0.7          1456        0.17         209
987G                    2        93675       2.19        3236       92543          1.73          3793        0.46        -557
987H                    3        93683       1.61        3408       92593           1.2          2522        0.41         886
987Y                    3        93660       1.15        1892       92508          1.18          1994       -0.03        -102
988G                    2        93967       1.77        3712       93173          1.52          3054        0.25         658
989H                    4        92805       3.02        3565       93757          0.95          1459        2.07        2106
990D                    2         2182       1.78        4076         681          1.59          3605        0.19         471
990G                    4         2338       1.73        2763         667          1.86          3035       -0.13        -272
991H                    1         2524       1.53        3564         719          1.61          3637       -0.08         -73
992D                    3         2174       1.23        1573         690           1.3          1555       -0.07          18
992F                    5         2352       1.59        2771         706          1.56          2736        0.03          35
993EC                   3         2570       1.59        2330        1085          1.68          2485       -0.09        -155
993F                    5         5505       0.16         355         751          0.16           365           0         -10
993FB                   3         2557       1.96        3374        1003          2.05          3578       -0.09        -204
993FC                   2         2551        1.8        3617        1058          1.72          3516        0.08         101
993G                    3         2326       1.66        3377         659          1.92          3892       -0.26        -515
993H                    2         2520       0.14         244         733          0.15           232       -0.01          12
994F                    1         5506       1.72        3651         770          1.63          3560        0.09          91
994G                    3         1955       1.68        3197        5872          1.62          3062        0.06         135
995D                    5         2453       0.08         114         911          0.08           111           0           3
995F                    2         5614       1.92        3952         780          1.98          4071       -0.06        -119
995H                    2         1941       1.93        3903        5883          1.92          3936        0.01         -33
996J                    2         1927       1.75        3383        5823           2.9          4477       -1.15       -1094
997E                    1         2460       1.81        5906         822          2.15          5400       -0.34         506
998G                    4         5538       1.18        2136         983          1.21          2172       -0.03         -36
998H                    1         1911       1.67        3633         664          1.62          3478        0.05         155
998H                    4         1914       1.63        3151        5812          1.67          3165       -0.04         -14
998J                    1         1905       1.51        3310        5718          1.62          3585       -0.11        -275
998M                    3         2246       0.33         628        5847          0.38           704       -0.05         -76
999G                    2         5533       1.44        3007         872          1.54          3148        -0.1        -141
999J                    4         5549       1.22        2013         919           1.2          2007        0.02           6
999L                    5         2238       1.22        2199        5877          1.32          2341        -0.1        -142
999P                    3         2226       1.66        3183        5787          1.44          2672        0.22         511

                    Table 15.3: Statistical tests on check assay sampling for Kingamyambo drilling
                                    ------------------------ ---------------------------- ------------------------
                                    Original assays          Replicate assays             Difference in assays
                                    ------------------------ ---------------------------- ------------------------
                                    Copper       Cobalt      Copper         Cobalt        Copper       Cobalt
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                           Average       1.3050      3069.1         1.2824        3082.7       0.0224      -13.59

                Standard deviation       0.5296       949.8         0.5178         968.2       0.2975      613.65
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------


                                                                                          ------------ -----------
                                                                   Paired `t' statistics        1.318      -0.387
                                                                                          ------------ -----------


                      Table 15.4: Statistical tests on check assay sampling for Musonoi drilling
                                    ------------------------ ---------------------------- ------------------------
                                    Original assays          Replicate assays             Difference in assays
                                    ------------------------ ---------------------------- ------------------------
                                    Copper       Cobalt      Copper         Cobalt        Copper       Cobalt

      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                           Average       1.5234      3084.8         1.5166        3064.0       0.0068       20.84

                Standard deviation       0.6269      1120.3         0.6065        1068.8       0.3075      500.11
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                                                                                          ------------ -----------
                                                                   Paired `t' statistics        0.334       0.625
                                                                                          ------------ -----------


                    Table 15.5: Statistical tests on comparison of sample assays with mining blocks
                                    ------------------------ ---------------------------- ------------------------
                                    Original assays          Replicate assays             Difference in assays
                                    ------------ ----------- -------------- ------------- ------------ -----------
                                    Copper       Cobalt      Copper         Cobalt        Copper       Cobalt
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                           Average        1.414        3280          1.260          2980        0.154         300

                Standard deviation        0.354         660          0.329           610        0.138         390
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                                                                                          ------------ -----------
                                                                   Paired `t' statistics        7.980       5.453
                                                                                          ------------ -----------



                        Table 15.6: Statistical tests on comparison of SGS and Billiton assays
                                    ------------------------ ---------------------------- ------------------------
                                    Original assays          Replicate assays             Difference in assays
                                    ------------ ----------- -------------- ------------- ------------ -----------
                                    Copper       Cobalt      Copper         Cobalt        Copper       Cobalt
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                           Average        1.388        3130          1.487          3090        0.099         -40

                Standard deviation        0.584        1020          0.560          1060        0.166         330
      ----------------------------- ------------ ----------- -------------- ------------- ------------ -----------
                                                                                          ------------ -----------
                                                                   Paired `t' statistics        5.943      -1.180
                                                                                          ------------ -----------

Table 15.7: Comparison of "mining block" assays and borehole sample averages

                  MBLOCK       LEVEL       SAMP_CU        SAMP_CO         MBLOCK_CU         MBLOCK_CO
                     1           1          1.57           0.37              1.46              0.35
                     1           2          1.17           0.33              1.07              0.30
                     1           3          1.14           0.35              0.94              0.29
                     2           1          1.54           0.33              1.24              0.28
                     2           2          1.39           0.33              1.16              0.30
                     2           3          1.23           0.27              1.07              0.22
                     3           1          1.90           0.38              1.71              0.35
                     3           2          1.67           0.34              1.49              0.29
                     3           3          1.57           0.27              1.40              0.24
                     3           4          1.52           0.23              1.09              0.21
                     4           1          1.92           0.37              1.86              0.36
                     4           2          1.60           0.35              1.60              0.37
                     4           3          1.62           0.27              1.41              0.29
                     5           1          1.90           0.39              1.64              0.40
                     5           2          1.39           0.29              1.28              0.28
                     5           3          1.73           0.25              1.66              0.28
                     6           1          1.44           0.35              1.41              0.34
                     6           2          1.05           0.30              0.95              0.25
                     7           2          0.92           0.26              0.80              0.23


                     7           2          0.92           0.26              0.89              0.24
                     7           3          1.34           0.33              1.35              0.35
                     8           1          1.18           0.28              1.08              0.26
                     8           2          0.83           0.24              0.78              0.23
                     8           3          1.12           0.26              0.99              0.24
                     9           1          1.14           0.28              1.06              0.27
                     9           2          0.86           0.26              0.81              0.26
                    10           1          1.79           0.38              1.83              0.37
                    10           2          1.05           0.26              0.99              0.25
                    10           3          0.93           0.24              0.78              0.21
                    11           1          1.56           0.35              1.44              0.35
                    12           1          1.39           0.34              1.17              0.32
                    12           2          1.75           0.43              1.49              0.40
                    13           1          1.27           0.33              1.30              0.34
                    13           2          1.45           0.38              1.09              0.30
                    13           3          2.58           0.51              2.34              0.47
                    14           1          1.06           0.29              1.00              0.27
                    14           2          1.27           0.34              1.07              0.30
                    14           3          2.03           0.43              1.78              0.39
                    15           1          1.64           0.37              1.42              0.34
                    15           2          1.20           0.32              1.00              0.25
                    15           3          2.01           0.48              1.63              0.39
                    17           1          1.16           0.28              1.15              0.28
                    19           1          0.94           0.25              0.91              0.25
                    19           2          1.44           0.40              1.23              0.34
                    20           1          1.50           0.31              1.45              0.28
                    20           2          1.27           0.32              1.25              0.30
                    23           1          1.19           0.32              0.87              0.23
                    24           1          1.38           0.31              1.25              0.30
                    25           1          1.26           0.24              1.35              0.24
                    25           2          1.80           0.48              1.38              0.37
                    25           3          1.52           0.39              0.88              0.18

Table 15.8: Table of SGS check assays

             Sample Identity     % Copper          % Cobalt

                         338       1.40              0.31
                         350       1.92              0.44
                        1177       1.70              0.33
                        1178       1.77              0.41
                        1179       1.60              0.33
                        1209       2.09              0.45
                        1241       1.22              0.29
                        1242       1.44              0.36
                        1244       1.03              0.28
                        1270       0.78              0.16
                        1284       1.43              0.28
                        1292       2.80              0.47
                        1295       1.96              0.35
                        1299       1.29              0.30
                        1304       2.09              0.51
                        1309       1.70              0.24
                        1317       1.59              0.34

                        1319       1.55              0.28
                        1325       1.69              0.41
                        1331       0.90              0.27
                        1332       1.60              0.28
                        1333       1.74              0.31
                        1698       2.05              0.50
                        1707       0.96              0.17
                        1709       3.30              0.48
                        1722       1.46              0.29
                        1725       1.61              0.24
                        1754       2.87              0.58
                        1758       2.03              0.23
                        1760       2.01              0.52
                        1762       2.12              0.43
                        1781       1.92              0.36
                        1885       0.91              0.22
                        2076       0.92              0.22
                        2077       0.95              0.19
                        2092       2.28              0.47
                        2405       1.08              0.18
                        2407       1.31              0.21
                        2420       1.16              0.23
                        2421       1.27              0.22
                        2424       1.44              0.35
                        2425       1.79              0.34
                        2433       1.46              0.29
                        2437       1.43              0.28
                        2438       1.38              0.23
                        2441       0.68              0.18
                        4147       1.43              0.17
                        4159       1.59              0.22
                        4187       1.71              0.30
                        4198       1.41              0.25
                        4317       1.04              0.30
                        4324       3.18              0.52
                        4336       1.25              0.26
                        4344       1.12              0.26
                        4366       1.05              0.26
                        4372       2.39              0.55
                        4373       2.66              0.47
                        4375       1.95              0.42
                        4386       1.75              0.29
                        4391       1.40              0.27
                        4392       1.26              0.29
                        4395       0.70              0.24
                        4445       1.42              0.30
                        4469       1.15              0.30
                        4474       0.92              0.23
                        4477       0.80              0.28
                        4479       0.97              0.26
                        4482       1.24              0.26
                        4483       0.92              0.21
                        4486       0.89              0.19
                        5049       0.87              0.25
                        5094       0.81              0.23

                        5128       1.41              0.30
                        5140       1.99              0.48
                        5167       1.97              0.25
                        5297       0.68              0.19
                        5447       2.00              0.59
                        5478       1.09              0.24
                        6031       2.19              0.48
                        6045       0.92              0.20
                        6055       0.79              0.24
                        6120       1.88              0.23
                        6135       1.44              0.25
                        6185       1.65              0.48
                        6197       1.70              0.30
                        6216       0.37              0.11
                        6312       1.21              0.25
                        6783       2.10              0.27
                        6804       1.83              0.36
                        6821       1.38              0.33
                        6822       0.70              0.21
                        6825       1.29              0.29
                        6827       1.31              0.32
                        6831       0.87              0.24
                        6834       0.68              0.15
                        6855       1.91              0.34
                        6863       1.99              0.52
                        6904       0.89              0.25
                        6908       1.20              0.26
                        6910       0.99              0.35
                    standard       1.88              0.38


Billiton Assay Procedures in detail


                         (a) Standard Method for Drying

                           GENCOR LABORATORIES SPRINGS
                       QUALITY ASSURANCE WORK INSTRUCTION
                                    SECTION 1

                                     GENERAL

1.1  Definition

     The drying or removal of moisture in samples to facilitate further sample preparation.

1.2  Designated Personnel

     Experienced personnel trained in the procedures of drying and deemed capable by the Section Head of Assay Laboratory.

1.3  Responsibility

     Section Head of the Assay Laboratory and personnel performing the task.

1.4  Safety

     Hand protection, as supplied, is to be worn when removing items from the drying oven.

1.5  Quality Control

     1.5.1 The drying pan is to be marked with the identity of the sample concerned. Correct identity of samples must be maintained throughout the process.

     1.5.2 The drying pan is to be cleaned prior to use.

     1.5.3 Ensure all the material in the sample bag is placed in the drying pan and returned to the allocated sample bag subsequent to drying.

     1.5.4 The IWR is reconciled for correct procedure with regard to moisture determination, drying time and temperature (refer 2.7.4).

     1.5.5 Samples for Osmium analysis are not to be dried.

1.6  Critical Method Parameters

     1.6.1 Samples are inspected for dryness by sight and touch, subsequent to drying. Drying time may vary with sample size and matrix. A further drying time is instituted by the Section Head, if required.

     1.6.2 Dimensions and fabric of the drying pans and sample bags are suited to sample type with regard to bulk, moisture contet or matrix. The Section Head determines the above.

     1.6.3 Moisture determinations (where required by the client): A nett weight of the sample is recorded prior to drying and a nett weight recorded after drying to a constant weight. The Analyst then calculates a percentage moisture which is reported via DLU to the client.

                                    SECTION 2
                                     METHOD

2.1  Scope

     This method is applicable to wet or damp samples requiring drying for further sample preparation or in instances where a moisture determination is required by the client.

2.2  Applicable Documents

     This instruction including all documents referred to herein, viz.

         I/SP/REC/01/.QA
         D/QA/IWR/01/.QA
         D/AL/WOR/01/.QA

2.3  Summary of Method

     Samples are received directly from the client at Sample Preparation (refer I/SP/REC/01/.QA). The IWR (refer D/QA/IWR/01/QA) is reconciled for sample preparation procedure. Each sample is tipped into a sample bag (refer I/SP/REC/01/.QA) or drying pan and marked accordingly. Samples are dried in a drying oven. Moisture determinations require a nett weight prior to and after drying.

2.4  Significance and Use

     This is part of the sample preparation procedure performed on wet or damp samples, where samples are dried either to deliver a moisture content or to further preparation procedures, or both.

2.5  General Instructions

     1.5.1 Sample Preparation

          Individual samples are tipped into appropriate sample bags and marked accordingly (refer 1.6.2).

     1.5.2 Time Required for Analysis

          Drying time vary with bulk and matrix of samples.

     1.5.3 Batch Size

          Batch size is irrelevant since numerous samples may be dried in succession.

2.6  Apparatus

     2.6.1 Drying oven - thermostatically controlled.

          NB: Drying ovens may vary in type, size and dimension. The only criteria would be an adjustable thermostat control ranging from approximately 0(degree)C to 150(degree)C.

     2.6.2 Drying pans.

          NB: Drying pans may vary with bulk, matrix and moisture content.

2.7  Activity

     2.7.1 Samples are received at Sample Preparation and placed into appropriate drying pans or sample bags and marked accordingly. Where drying pans are utilised, a sample bag is marked with the identity of the sample and place aside for utilisation after drying.

     2.7.2 Nett  weights   are   recorded   for   samples   requiring   moisture
           determinations.

     2.7.3 Place the drying pans or sample bags into the oven.

     2.7.4 Set the oven thermostat control to the desired temperature, as per IWR or Section Head instruction. General samples are dried at
           105(degree)C +/- 5(degree) and Sulphur samples are dried at 55(degree)C +/- 5(degree).

     2.7.5 The samples are removed once the specified drying time has passed, and inspected for dryness (refer 1.6.1.).

          NB: Samples are inspected for dryness by sight and touch for geological bore-cores and mine samples.

          In moisture determinations samples are dried to a constant mass irrespective of bulk of sample. A dry nett weight is recorded.

     2.7.6 Dried samples are forwarded to the relevant destination, as per the IWR.

2.8  Expression of Results

     2.8.1 Apply the following calculation to determine a moisture content, where applicable:

                  % moisture        =       A - B    x 100
                                            -----
                                              A

                  Where A = nett weight of wet sample (prior to drying) Where B = nett weight of dry sample (after drying) Where 100 = constant for conversion to percentage

     2.8.2 Record the value on a worksheet (refer D/AL/WOR/01/.QA) as percentage moisture (% H2O).

2.9  Reporting of Results

     2.9.1 The Section Head, Assay Laboratory or designated person checks the following:

               The calculation is correct

               All relevant data on the worksheet corresponds with the IWR, viz

               DL Number
               Charge code
               Sample description
               Correct analysis performed

     2.9.2 The completed worksheet is signed by the Analyst involved and approved by the Section Head.

     2.9.3 The moisture   content  is  reported  to  the  client  by  DLU  with
           authorisation from the Departmental Head and the Manager - Gencor Laboratories.

                         (b) Standard Method for Milling

                                    SECTION 1
                                     GENERAL


1.1      Definition

    The milling of rock fragments into fine powder.

1.2      Designated Personnel

    Experienced personnel trained in the procedures of milling and deemed capable by the Section Head of Assay Laboratory.


1.3      Responsibility

    Section Head of Assay Laboratory and personnel performing the task.


1.4      Safety

    Identified as a hazardous operation in terms of NOSA element 5.50.


    1.4.1 The following personal protective equipment is to be donned prior to, and during operation of the pulverizer:


        1.4.1.1   Approved coveralls or dustcoat, as supplied.

        1.4.1.2   Approved steel toe cap safety shoes, as supplied.

        1.4.1.3   Approved hearing protection, as supplied.

    1.4.2 All work is to be carried out in the specified dust extraction areas with the extraction fans in operation. The extraction fans are to be in operation prior to any pulverizing commencing.

    1.4.3  Operators are to minimise any spread of dust particles.

    1.4.4 Dust counts are monitored by way of a quarterly analysis of dust samples. The minimum standard requires a mean dust count not exceeding 100 p/ml (particles per millilitre).

1.5      Quality Control

        1.5.1    Maintain correct identity of samples throughout process.

        1.5.2 Milling time is pre-set on the timer or monitored by way of a stopwatch for each particular sample, as per the IWR or Section Head Instruction.

        1.5.3 Samples requiring a specific grind are tested by way of screen analysis to endure correct specifications, and adjusted accordingly if required.

        1.5.4 The pot is to blown clean with compressed air after each sample. In instances of "caking" clean river sand or barren quartz is used to clean the pot.

        1.5.5    Routine samples for chemical analysis are milled to 100% -
                 180(mu)m

        1.5.6 Samples containing coarse gold or excessive limestone are "modified" by milling with 50% barren quartz.

1.6      Critical Method Parameters

        1.6.1 Compressed air supply is to be connected to the LM mills' and the valve opened before and during use.

        1.6.2 5ml Of methylated spirits is added to each sample prior to milling in LM-2 mills.

        1.6.3 Timer is to be set in order to control milling time and hence grind (refer 1.5.2). A stopwatch is activated in Swing mills and milling time manually controlled by operating the "ON/OFF" switch.

        1.6.4    Maximum milling masses are not to be exceeded, viz.

                  Maximum Mass                                Mill
                  Approximately 2 kg                          LM-2
                  Approximately 5 kg                          LM-5
                  Approximately 50 grams                    Swing Type Ring Mill

               NB:  Matrix  has  a  direct  effect  on  optimum   milling  mass,
                    therefore Section Head to instruct on varying samples.


                                    SECTION 2

2.1      Scope

    This method is applicable to sample preparation techniques where crushed fragments of rock are milled to a desire grind.

2.2      Applicable Documents

    This instruction including all documents referred herein, viz.

         I\SP\CRU\11\.QA   -        Crushing

2.3      Summary of Method

         Individual crushed samples (refer I\SP\CRU\11\.QA) are received for milling. The samples are milled for a specific time, as per the IWR. Milled samples are returned to the original sample bag. The samples are then forwarded to the relevant destination, as per the IWR.

2.4      Significance and Use

    This is part of the sample preparation procedure performed on crushed rock fragments, where samples are milled to a specific grind.


2.5      General Instructions

        2.5.1    Sample Preparation

                  Samples are crushed prior to milling (refer I\SP\CRU\11\.QA)

        2.5.2    Time Required for Analysis

                  Milling times vary with bulk of sample.

        2.5.3    Batch Size

                  Batch size is irrelevant since numerous samples may be milled in succession.

2.6      Apparatus

        2.6.1    Lm-2 Mill.

        2.6.2    Lm-5 Mill.

        2.6.3    Swing Type Ring Mill

2.7      Reagents

        2.7.1    Clean River Sand (Building Sand).

        2.7.2    Barren Quartz.

         2.7.3    Methylated Spirits

2.8      Activity

        2.8.1 Switch extraction fan to the "ON" position as marked on the Switchboard.

        2.8.2 Open compressed air valve to the mill, where applicable (LM-2 and LM-5 mills).

         2.8.3 Set the timer switch to the required settings as per IWR or Section Head Instruction.

        2.8.4 Open the mill housing and remove the pot, either hydraulically or manually (depending on mill type).

        2.8.5   Remove the lid of the pot.

         2.8.6 Place the sample into the pot (refer 1.6.4) and add 5ml of methylated spirits for LM-2 milling (refer 1.6.2)

         2.8.7    Replace the lid on the pot

         2.8.8    Return the pot into the mill and secure in seating.

         2.8.9    Close mill housing

        2.8.10 Activate stopwatch and/or turn operating switch to the "ON" position.

        2.8.11 Turn operating switch to the "OFF" position once allocated milling time expires, or allow mill-timer to run its course.

        2.8.12   Open mill housing and remove the pot.

        2.8.13   Remove pot lid.

        2.8.14 Remove inner pot contents and dust free of sample onto a sheet of paper, suited to sample size. Dust and remove all the sample from the pot and components.

        2.8.15   Return sample to the original sample bag.

        2.8.16 Blow pot and inner components clean with compressed air (refer 1.5.4)

        2.8.17 The samples are then forwarded to the relevant destination as per the IWR.

Item 16: Data Verification

A reconciliation exercise was undertaken on the historic drill hole results whereby any previous disagreements were resolved and corrected where necessary in the database.

An internal auditing system of random check samples was built into the sampling procedure and has revealed a good correlation. Graphs of these check sample results compared with the original sample results are discussed in Item 15.

Data entry was carried out on site at Kolwezi and normal checking procedures applied to both data entry and interpretation. The close relationship between replicate assay exercises demonstrates the high level of data verification during the project.

The author supervised ACMS and MineNet in their verification of the data.

Item 17: Adjacent Properties

This item is not relevant within the scope of this report on mineral resources of the Kingamyambo and Musonoi/Kasobantu tailings deposits as there is no available information on adjacent properties that relates to the tailings.

Item 18: Mineral Processing and Metallurgical Testing

This item is not relevant within the scope of this report on mineral resources of the Kingamyambo and Musonoi/Kasobantu tailings deposits.

Item 19:  Mineral Resources and Mineral Reserve Estimates

This report concerns only the statement of a mineral resource. No statements are being made on the level of economic or mineable mineral resources within the project area. This section of the report is based on material provided by ACMS independent consultants.

19.1 Geological Modelling

Methodology

This portion of the report involves the creation of computer models of the tailings dams from the results of the drilling program and the surface survey of the dumps. The first step of the process is to produce enclosed three-dimensional solid models (wireframes) of the dams. These essentially consist of an upper and lower tailings surface. The solid models are then filled with orthogonal cells and sub-cells in order to represent the wireframe models as block models. The metals grades and all other variables (mining block analysis, density, etc.) which have been analysed for can then be interpolated into the block models with the cell centroids holding these interpolated variables as attributes. The results of the density investigation done on the tailings dams by Metago have been interpolated into the models using a nearest neighbour technique. Grade tonnage resource information on the tailings dams can then be generated from these block models. Prior to generation of the resources from the geological block model a mining block model is produced by regularising the geological model to a uniform smallest mining unit cell size. An mineral percentage attribute is introduced to accommodate mining cells, which are only partially filled with mineral.

Datamine and Medsystem are the two computer packages that have been used for the geological modelling of the Kolwezi tailings project. Two systems were intentionally used in order to best utilise the benefits of both systems and to provide an internal auditing check on the geological modelling and resource evaluation.

Computer models of the two deposits have been passed across in digital form to Minenet, for the mine planning part of the report.

Modelling of surfaces and volumes

The dump surface survey points and the bore hole collar positions were used to generate digital terrain models (DTM's) of the surface of the tailings dams (Figure 19.1). In the deep-water area of Musonoi/Kasobantu the water depth measurements were also used. The lower surface of the base of tailings was created by defining strings on a section by section basis using the hole termination information at the base of each drill hole (Figure 19.2). Only drill holes that terminated in the soil category or those that intersected waste dump material were used to define a string on each section line as the base of tailings. A technique of extrapolating between those holes ending in in-situ soil or waste dump and always placing the base of tailings below holes that terminated in the collapsed or refusal categories was used. In the deep-water area of Musonoi/Kasobantu, original contour information was used to help extrapolate the base of tailings position. Sections showing the drill holes and surface interpretations can be found in Item 26: Illustrations.

The points making up these section lines are then triangulated together to form DTM's of the base of tailings for the deposits (Figures 19.3 and 19.4). For each deposit the upper and lower DTM surfaces are then joined together to form closed three-dimensional solid envelopes.

Due to the 1.5 metre sampling resolution of the drilling method used it is necessary to correct the lower surface of these models. The last sample retrieved from the sampling of a drill hole that went through to the base of tailings does not necessarily represent a 1.5 metres in-situ length. In order to calculate this true length all samples were weighed during the drilling program in both their wet and dry states. It was therefore possible to calculate for the last sample of each drill hole a true tailings thickness using the following formula:

                     (DRY WEIGHT OF TAILINGS IN LAST SAMPLE)
             -------------------------------------------------------
              (VOLUME OF 1.5 M BARREL x DENSITY x RECOVERY FACTOR)

An elevation correction factor was calculated for each drill hole and this factor was then attached to each point in the lower DTM surface to raise its respective elevation by the correct amount. This correction was applied to both the Kingamyambo and Musonoi/Kasobantu solid models.

Block modelling

The solid wireframe models are filled with cells and sub-cells so that during the grade interpolation process the metal grade and other variables can be attached to the cells as attribute values (Figures 19.5, 19.6 and 19.6a). All the required grade-tonnage information can then be extracted from these block models.

On both deposits a base cell size of 25 x 25 x 3 metres was selected with a level 2 sub-cell splitting in the X-Y direction. In the Z-direction cells are split exactly on the wireframe surface. The purpose of the sub-cell splitting is to give enhanced detail to the block model on the wireframe boundaries. This level of splitting selected gives minimum model cell sizes of 12.5 x 12.5 in the X-Y direction

19.2 Geostatistical Analysis

Kingamyambo

Histograms of the copper (Figure 19.7) and cobalt analyses (Figure 19.8) on Kingamyambo give an appearance of a log normally distributed data set. However, when the data is examined spatially it can be seen that it is in fact two super-imposed normal distributions representing the two distinctive geological zones identified during the drilling program. The interior portion of the dam consists of a consistently lower grade area and that the outer lying area and walls of the dam form a significantly higher-grade zone. These two distinctive populations are handled separately during the geostatistical portion of the geological modelling with the lower grade internal area defined as Zone 1 and the higher grade outer area defined as Zone 2. The statistical investigation of the data identified that ordinary kriging would be a suitable method for the interpolation of metal grades into the block model. Semi-variograms necessary for the kriging process were developed for copper and cobalt in both zones. These semi-variograms show the nature of the correlation between data points over increasing distances in different directions. From the semi-variograms it can be seen that there is little anisotropy in the X-Y plane and that correlation between data points is good over relatively large distances. The semi-variogram modelling for Kingamyambo is included in Item 26: Illustrations.

Due the lack of any anisotropy in the data in a horizontal plane, omni-directional variogram parameters have been used for the kriging. For the vertical direction ranges have been taken from the down hole variograms. The kriging parameters for Kingamyambo are given in Table 19.1. An isotropic search ellipse has also been used in the horizontal plane of 300 metres and 3 metres In the Z-direction. Model cells are represent as a grid of points during the kriging estimation and this discretisation effect has been set to 8 points in the X-Y direction and 2 points in the Z-direction. Level plans of the geological block models of copper and cobalt grade distribution for Kingamyambo are given in Item 26: Illustrations.

Musonoi/Kasobantu

The Musonoi/Kasobantu data shows a slight two-population normal distribution (Figures 19.9 and 19.10). Spatially these two populations are too mixed to be handled separately. For this reason the Musonoi/Kasobantu tailings area is considered as one geostatistically. Ordinary kriging also represents a satisfactory interpolation technique for this tailings area.

At the extreme southern end of Musonoi/Kasobantu the river changes direction to a north-east trend from the consistent north-west direction. Data from this southern tail is excluded from the variogram modelling process to improve the stability of the semi-variograms. The Musonoi/Kasobantu semi-variogram modelling is included in Item 26: Illustrations. Semi-variograms of the Musonoi/Kasobantu data also show little anisotropy in the horizontal plane and omni-directional semi-variogram parameters are used in the kriging process (Table 19.2). Search radii of 300 x 300 x 3 metres are used in the X, Y and Z directions respectively for the kriging process. Cell discretisation for the Musonoi/Kasobantu model is also set to 8 points in the X-Y direction and 2 points in the Z-direction. Plans of the geological block models for the Musonoi/Kasobantu deposit for copper and cobalt grade distribution are shown in Item 26: Illustrations.

19.3       MINERAL RESOURCES

Resource classification

A resource classification technique based on kriging block variances and semi-variogram ranges has been used for the Kolwezi tailings dams. This technique relates the confidence of the kriging estimate of block grade to a resource category. Measured resources are defined as all those cells in the kriged model in which the kriging variance is less than the sample variance, reduced by the within block variance. Indicated resources are defined as those cells in the kriged block model which lie outside of the measured resource limit but within the range of influence of the semi-variogram in the relevant direction. Inferred resources would consist of cells in the models which lie outside of the semi-variogram ranges of influence but still form part of the tailings dam areas.

Classification of the resources has been carried out using definitions which are justifiable under the CIM Standards on Mineral Resources and Reserves Definitions and Guideline adopted by CIM Council on August 20, 2000. The author has also classified the resource under the JORC code in both Australian and European forms and concludes that the resource definitions would not change. It is anticipated that all blocks currently classified as `measured resource' will be directly transferred to the `proven reserve' category should the project prove economically feasible. Similarly, those blocks currently classified as `indicated resource' are likely to be directly transferable to the category `probable reserve' under suitable economic and other related criteria.

All the resource figures listed in this report represent in-situ geological resources at a zero grade cut-off and are based on dry density estimates. No geological or any other loss factors have been built into the resource estimation process.

Kingamyambo

For the purposes of resource reporting, the geological model of Kingamyambo with a base cell size of 25 x 25 x 3 metres is regularised up to an effective mining unit cell size of 25 x 25 x 9 metres. Due to the intensive drilling grid on Kingamyambo, the geological block model with the exception of 3894 tons lies in the measured resource category. This minor tonnage of 3894 is considered too small to warrant a separate indicated resource category and has therefore been included in the measured resource category. No portion of the model falls in the inferred category of resources.

The Kingamyambo resource amounts to some 42.3 million tons of dry tailings at an average grade of 1.33 % copper and 0.31 % cobalt. This represents a total in-situ volume of 31.5 million cubic metres at an average density of 1.34 tons per cubic metre. The total metal weight is approximately 563 000 tons of copper and 131 000 tons of cobalt. All these resource figures including resource summaries per bench are given in Tables 19.3 and 19.4. Copper and cobalt grade-tonnage figures are shown in Tables 19.5 and 19.6 and grade-tonnage graphs are given in Figures 19.11 and 19.12.

Musonoi/Kasobantu

The resource figures for the Musonoi/Kasobantu deposit have been reported on an effective mining unit cell size of 25 x 25 x 3 metres with sub-cell splitting in the geological model removed. In the areas where detailed drilling was not possible an indicated resource category exists. The remaining area lies in a measured resource category with the drilling grid being sufficient that no inferred category exists. The area which lies in the indicated category includes a portion of the deep water area at the Kasobantu dam wall and more minor scattered areas along the edges of the deposit.

The resource figures, including summaries per bench and for the different resource categories are shown in Tables 19.7 and 19.8. Tables 19.9 and 19.10 give the grade-tonnage figures for copper and cobalt and the grade-tonnage graphs are shown in Figures 19.13 and 19.14. The resource amounts to some 70 million tons of dry tailings at 1.58 % copper and 0.33 % cobalt. Of this total resource 3.06 million tons lies in the indicated category. This represents a total in-situ volume of 53 million cubic metres at an average density of 1.33 tons per cubic metre. The total metal weight is approximately 1 113 000 tons of copper and 232 000 tons of cobalt.

Conclusions

This resource evaluation portion of the project on the Kolwezi tailings dams has revealed an enormous and easily extractable source of copper and cobalt minerals. Overall total figures by classification of resources are shown in Table 19.11.

The evaluation is based on extensive drilling and sampling of the deposits under investigation and can be guaranteed with a high degree of confidence. At all times during the evaluation process from the drilling and sampling portion of the field investigation through to the computer modelling and geostatistics, a great deal of care and thought has been given to the integrity of data and to the accuracy of results. It is therefore from the field investigation and resource evaluation portion of the report, that we are able to indicate the Kolwezi tailings dams as a project with all the requirements for a highly successful project.


Tables for Item 19

              Table 19.1. Kingamyambo kriging variogram parameters

                                                    STRUCTURE 1 RANGES              STRUCTURE 2 RANGES
       ======================================================================================================
        ZONE    METAL     TYPE      NUGGET   NORTH   EAST   DOWNHOLE    S.V.  NORTH   EAST   DOWNHOLE   S.V.
       ------------------------------------------------------------------------------------------------------
          1      CU     SPHERICAL    0.02     300    300       14      0.055    -      -         -       -
          1      CO     SPHERICAL    0.10     300    300        9      0.260    -      -         -       -
          2      CU     SPHERICAL    0.07     250    250       18      0.075   800    800       18      0.11
          2      CO     SPHERICAL    0.25     220    220        7      0.430   800    800        7      0.30
       ======================================================================================================

           Table 19.2. Musonoi/Kasobantu kriging variogram parameters

                                      ===================================================================
                                            STRUCTURE 1 RANGES                STRUCTURE 2 RANGES
       ==================================================================================================
        METAL      TYPE      NUGGET    NORTH  EAST   DOWNHOLE   S.V.   NORTH  EAST   DOWNHOLE     S.V.
       --------------------------------------------------------------------------------------------------
          CU     SPHERICAL    0.16      300    300       7      0.08   1100   1100       7       0.095
          CO     SPHERICAL    0.50      300    300      4.5     0.22    700    700      4.5      0.320
       ==================================================================================================

                 Table 19.3. Kingamyambo total resource summary

       --------------------------------------------------------------------------------------------------
            VOLUME           TONS         DENSITY        TONS CU        %CU         TONS CO       %CO
       --------------------------------------------------------------------------------------------------
          31,516,909      42,316,297       1.34          563,094        1.33        130,898       0.31
       --------------------------------------------------------------------------------------------------


                   Table 19.4. Kingamyambo resources by bench

                   -----------------------------------------------------------------------------------------------------------------
                        BENCH          VOLUME          TONS          DENSITY       TONS CU        %CU       TONS CO        %CO
                   -----------------------------------------------------------------------------------------------------------------
                      1(1413 m)       875,865        1,175,495        1.34          23,851       2.03        4,831         0.41
                      2(1404 m)      9,683,829      12,891,840        1.33         182,508       1.42       41,961         0.33
                      3(1395 m)      11,602,860     15,459,860        1.33         187,984       1.22       47,737         0.31
                      4(1386 m)      8,008,905      10,922,050        1.36         141,803       1.30       31,120         0.28
                      5(1377 m)      1,345,450       1,867,007        1.39          26,965       1.44        5,246         0.28
                   -----------------------------------------------------------------------------------------------------------------


               Table 19.5. Kingamyambo copper grade-tonnage table

             -------------------------------------------------------------------------------------------------------
                   CUT OFF               TONS                VOLUME              TONS CU               %CU
             -------------------------------------------------------------------------------------------------------
                     3.50                 154                 113                   5                  3.52
                     3.25                2,883               2,124                 97                  3.37
                     3.00               10,244               7,490                 328                 3.20
                     2.75               33,185               24,177                991                 2.99
                     2.50               226,453             168,707               6,010                2.65
                     2.25               890,150             664,526              21,697                2.44
                     2.00              2,640,970           1,972,966             58,390                2.21
                     1.75              7,155,749           5,339,315             142,766               2.00
                     1.50             12,538,730           9,354,001             230,109               1.84
                     1.25             20,938,490           15,654,550            344,355               1.64
                     1.00             32,398,860           24,204,850            472,949               1.46
                     0.75             42,315,120           31,516,040            563,086               1.33
                     0.00             42,316,297           31,516,909            563,094               1.33
             -------------------------------------------------------------------------------------------------------

               Table 19.6. Kingamyambo cobalt grade-tonnage table

              -------------------------------------------------------------------------------------------------------
                    CUT OFF                TONS               VOLUME              TONS CO                %CO
              -------------------------------------------------------------------------------------------------------
                      0.60                1,971                1,495                 12                 0.61
                      0.55               280,433              212,230              1,593                0.57
                      0.50               673,765              508,625              3,649                0.54
                      0.45              1,886,804            1,422,145             9,347                0.50
                      0.40              4,644,561            3,493,575             21,000               0.45
                      0.35              9,989,078            7,512,406             40,784               0.41
                      0.30              20,814,950          15,639,680             75,832               0.36
                      0.25              33,999,870          25,442,650            111,954               0.33
                      0.20              41,898,810          31,217,090            130,089               0.31
                      0.00              42,316,297          31,516,909            130,898               0.31
              -------------------------------------------------------------------------------------------------------

                 Table 19.7. Total Musonoi / Kasobantu resources

--------------------------------------------------------------------------------------------------------------------
     CATEGORY          VOLUME          TONS          DENSITY         TONS CU       %CU        TONS CO        %CO
--------------------------------------------------------------------------------------------------------------------
     MEASURED        50,681,440     67,424,650         1.33         1,070,337     1.59        220,572        0.33
     INDICATED        2,333,871      3,061,698         1.31          42,968       1.40        11,780         0.38
       TOTAL         53,015,311     70,486,348         1.33         1,113,305     1.58        232,352        0.33
--------------------------------------------------------------------------------------------------------------------


                  Table 19.8. Musonoi/Kasobantu resources by bench

        --------------------------------------------------------------------------------------------------------------------------
             BENCH                VOLUME           TONS         DENSITY        TONS CU     %CU          TONS CO          %CO
        --------------------------------------------------------------------------------------------------------------------------
            1 (1378 m)                 711           959          1.35              18     1.91             3            0.35
            2 (1375 m)               1,634         2,206          1.35              45     2.05             8            0.38
            3 (1372 m)              14,084        19,014          1.35             382     2.01            73            0.38
            4 (1369 m)             199,142        268,74          1.35           6,492     2.42           1,154          0.43
            5 (1366 m)             643,913       864,817          1.34          18,118     2.09           3,057          0.35
            6 (1363 m)           1,253,329     1,736,356          1.39          40,603     2.34           6,526          0.38
            7 (1360 m)           1,712,851     2,316,353          1.35          49,864     2.15           8,449          0.36
            8 (1357 m)           1,883,527     2,543,595          1.35          45,898     1.80           8,224          0.32
            9 (1354 m)           4,163,517     5,598,660          1.34          95,708     1.71          19,229          0.34
           10 (1351 m)           8,162,975    11,021,840          1.35         158,018     1.43          34,491          0.31
           11 (1348 m)          14,936,420    19,932,920          1.33         279,261     1.40          61,599          0.31
           12 (1345 m)          11,021,540    14,281,690          1.30         213,460     1.49          44,611          0.31
           13 (1342 m)           6,282,121     8,294,322          1.32         142,323     1.72          30,153          0.36
           14 (1339 m)           2,407,598     3,169,439          1.32          56,516     1.78          13,007          0.41
           15 (1336 m)             315,820       414,262          1.31           6,316     1.52           1,688          0.41
           16 (1333 m)              16,118        21,114          1.31             283     1.34            78            0.37
        --------------------------------------------------------------------------------------------------------------------------

            Table 19.9. Musonoi/Kasobantu copper grade-tonnage table

           --------------------------------------------------------------------------------------------
                   CUT OFF                TONS               VOLUME             TONS CU            %CU
           --------------------------------------------------------------------------------------------
                      3.50               1,010                  748                  36           3.52
                      3.25              10,615                7,865                 358           3.37
                      3.00              89,217               66,288               2,787           3.12
                      2.75             492,417              360,086              14,218           2.89
                      2.50           1,943,621            1,432,312              52,008           2.68
                      2.25           4,948,582            3,680,727             123,061           2.49
                      2.00          10,005,880            7,483,601             229,948           2.30
                      1.75          19,257,990           14,411,250             402,083           2.09
                      1.50          38,106,780           28,590,780             706,065           1.85
                      1.25          58,175,580           43,696,700             985,284           1.69
                      1.00          66,081,020           49,666,350           1,075,031           1.63
                      0.75          69,913,910           52,580,060           1,109,534           1.59
                      0.00          70,486,348           53,015,311           1,113,305           1.58
           --------------------------------------------------------------------------------------------

                  Table 19.10. Musonoi/Kasobantu cobalt grade-tonnage table

           -------------------------------------------------------------------------------------------
                   CUT OFF                TONS               VOLUME             TONS CO           %CO
           -------------------------------------------------------------------------------------------
                      0.60                  15                   11                   0          0.61
                      0.55              69,143               51,649                 397          0.57
                      0.50             587,727              444,481               3,070          0.52
                      0.45           3,073,680            2,317,559              14,773          0.48
                      0.40           8,744,314            6,575,111              38,654          0.44
                      0.35          22,759,180           17,159,480              90,656          0.40
                      0.30          49,909,790           37,608,380             178,481          0.36
                      0.25          64,761,210           48,762,370             220,239          0.34
                      0.20          68,680,410           51,678,340             229,248          0.33
                      0.00          70,486,348           53,015,311             232,352          0.33
           -------------------------------------------------------------------------------------------

                         Table 19.11. Resource Overview

------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
     Resource        Category      Volume         Tons       Density     Tons Cu     % Cu      Tons Co     % Co
                                   `000 m3        `000s       Ton/m3      `000s                 `000s
=================== ============ ============ ============== ========= ============ ======== ============ ========
   Kingamyambo       Measured       31517         42316        1.34        563       1.33        131       0.31

Musonoi/ Kasobantu   Measured       50681         67425        1.33       1070       1.59        221       0.33
                     Indicated      2334          3062         1.31        43        1.40        12        0.38
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
                       Total        53015         70487        1.33       1113       1.58        233       0.33
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
      Totals                        84532        112803        1.33       1676       1.49        363       0.32
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------

Item 20: Other relevant data and information

No other data or information is relevant within the scope of this report on mineral resources of the Kingamyambo and Musonoi/Kasobantu tailings deposits.

Item 21: Interpretation and Conclusions

Data density

Both tailings deposits have been drilled on an initial standard grid of 100 x 100 metres aligned orthogonally in a North-South direction. This is the drilling grid that was confirmed on an initial pre-feasibility site visit in consultation with Dr Isobel Clark.

On Kingamyambo this drilling grid was maintained over the entire area of the dam. A re-drilling phase close to original drill sites and in-fill drilling half way between original drill hole locations followed up this initial drilling. The purpose of the second phase of drilling was to better define the basal surface of the tailings dam and was targeted in areas where the original drill holes had not reached in-situ soil beneath the dam.

On the Musonoi/Kasobantu tailings area the initial grid was maintained wherever physically possible. The grid had to be reduced and made irregular in the narrow upstream portion of the Musonoi area. In the submerged, deep-water portion of Kasobantu next to the dam wall no drilling was possible with the exception of one traverse across its southerly end.

Resource evaluation has been carried out and classified on the basis of this drilling campaign, supported by: random check sampling; composite `bulk' samples and check assays from separate independent laboratories.

The classification of resources in this project was made on the ability to predict the thickness of deposition and bedrock profile, rather than on the quality of the mineralized material. The sparse nature of sampling - and the unreliability of `grab' techniques as opposed to drilling - under water close to the dam introduces enough minor uncertainty in the tonnage calculation that this area cannot be deemed to contain "measured" resources. This area was, therefore, classified as "indicated" resources.

Classification of the resources has been carried out using definitions which are justifiable under the CIM Standards on Mineral Resources and Reserves Definitions and Guideline adopted by CIM Council on August 20, 2000. The author has also classified the resource under the JORC code in both Australian and European forms and concludes that the resource definitions would not change. The conversion of resources to reserves is accomplished by the application of technical and economic considerations. In this project it is anticipated that - subject to technical, economic and political viability of the whole project - all measured resources will be converted to "proven" reserves and all indicated resources will become "probable" reserves.

Data reliability and  areas of uncertainty

The resource computations were derived using the Billiton assay results. The quality control on the sampling procedures, the calibration and internal checks were of a high standard and close correlations on the assay results were obtained during the modelling exercise. The analysis of check samples by SGS has confirmed that the computations using the Billiton assays are reliable and marginally on the conservative side. Some concerns were expressed as to the downward bias on assay of the "mining block" samples by Mintek. In view of the comparison between SGS and Billiton assay, the latter were taken as standard.

Survey methods were closely monitored and supervised. Density estimation, which is vital to the evaluation of the resource and future mining studies were carried out by Metago labs and appear to be fundamentally sound.

All metal tonnages quoted in this report are mineral inventory in-situ tonnages, not subject to economic or technical cutoffs or other production constraint.

All the geological modelling and mineral resource evaluation figures stated in this report have been determined directly from measurements and the analysis of sampling data obtained during the field investigation portion of this feasibility study. No determinations or assumptions have been made from the referencing of previous work done in the area.

Conclusions of the author regarding exploration information

An intensive evaluation exercise completed on the Kolwezi tailings dams of Kingamyambo, Musonoi and Kasobantu has revealed a resource of 112.8 million tons of mineralisation at an average grade of 1.49 % copper and 0.32 % cobalt. The total metal content of the dam is estimated at 1,677,000 tons of copper and 363,000 tons of cobalt (Table 21.1).

The investigation and modelling have been carried out to a sufficient standard that all of the Kingamyambo deposit and the greater part of the Musonoi/Kasobantu deposit lie in the "measured" resource category. The "indicated" portion of the Musonoi/Kasobantu resource relates to that part of the deposit lying under deep water at the downstream end of the river where it was not practical to achieve the regular drill hole grid.

                          Table 21.1: Resource overview

------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
     Resource        Category      Volume         Tons       Density     Tons Cu     % Cu      Tons Co     % Co
                                   `000 m3        `000s       Ton/m3      `000s                 `000s
=================== ============ ============ ============== ========= ============ ======== ============ ========
   Kingamyambo       Measured       31517         42316        1.34        563       1.33        131       0.31

Musonoi/ Kasobantu   Measured       50681         67425        1.33       1070       1.59        221       0.33
                     Indicated      2334          3062         1.31        43        1.40        12        0.38
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
                       Total        53015         70487        1.33       1113       1.58        233       0.33
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------
      Totals                        84532        112803        1.33       1676       1.49        363       0.32
------------------- ------------ ------------ -------------- --------- ------------ -------- ------------ --------

This resource evaluation exercise on the Kolwezi tailings dams has revealed an enormous and easily extractable source of copper and cobalt mineral resources. The evaluation is based on extensive drilling and sampling of the deposits under investigation and can be guaranteed with a high degree of confidence. At all times during the evaluation process from the drilling and sampling portion of the field investigation through to the computer modelling and geostatistics, a great deal of care and thought has been given to the integrity of data and to the accuracy of results. It is therefore the field investigation and resource evaluation portion of the feasibility study, that indicates that the Kolwezi tailings dams is a project with all the requirements for a highly successful mining venture.

Item 22: Recommendations

On the basis of the work presented in this report, this author recommends that the mineral resource be converted to a mineral reserve by the application of economic, technical, metallurgical, environmental and all other relevant factors pertinent to mineability.

Classification of the resources has been carried out using definitions which are justifiable under the CIM Standards on Mineral Resources and Reserves Definitions and Guideline adopted by CIM Council on August 20, 2000. The author has also classified the resource under the JORC code in both Australian and European forms and concludes that the resource definitions would not change. It is anticipated that all blocks currently classified as `measured resource' will be directly transferred to the `proven reserve' category should the project prove economically feasible.
Similarly, those blocks currently classified as `indicated resource' are likely to be directly transferable to the category `probable reserve' under suitable economic and other related criteria.

Item 23: References

No external references were cited in this Technical Report.

Item 24: Date

This report was completed and signed this 11th day of August 2003.

Item 25: Additional requirements for Technical Reports on development properties and production properties

This item is not relevant within the scope of this report on mineral resources of the Kingamyambo and Musonoi/Kasobantu tailings deposits.

Item 26: Illustrations

Figures from Items 3 to 19

Figure 3.1. Location plan showing the town of Kolwezi (arrow).
Figure 6.1: Proposed site plan for the Kolwezi Tailings Project
Figure 11.1.1: View of the Kingamyambo dam looking east.
Figure 11.1.2: View of the eastern side of the Kingamyambo dam looking north. Figure 11.2.1: View of the northern end of the Kasuobantu tailings area looking east.
Figure 11.2.2: View of the Musonoi/Kasuobantu river tailings looking south with the Kingamyambo tailings in the far background.
Figure 13.1: Kingamyambo drill hole locations
Figure 13.2: Musonoi / Kasuobantu drilling grid
Figure 15.1 : Sample Preparation Flowchart
Figure 15.2: check assays for copper values in Kingamyambo area
Figure 15.3: check assays for cobalt values in Kingamyambo area
Figure 15.4: check assays for copper values in Musonoi area
Figure 15.5: check assays for cobalt values in Musonoi area
Figure 15.6: comparison of Mintek mining block assays with sample average for copper
Figure 15.7: comparison of Mintek mining block assays with sample average for cobalt
Figure 19.1. Kingamyambo surface wireframe (DTM)
Figure 19.2. Cutaway view of Kingamyambo solid model
Figure 19.3. Kingamyambo lower surface DTM
Figure 19.4. Musonoi/Kasuobantu lower surface with drill holes indicated
Figure 19.5. Kingamyambo solid model and block model. Model cells are colour coded on copper grade
Figure 19.6. Musonoi/Kasuobantu lower surface with block model cells colour coded on copper grade.
Figure 19.6a. Kingamyambo model lower surface and block model cells. Cells are colour coded on copper grade.
Figure 19.7. Kingamyambo copper histogram
Figure 19.8. Kingamyambo cobalt histogram

Figure 19.9. Musonoi/Kasuobantu copper histogram
Figure 19.10. Musonoi/Kasuobantu cobalt histogram
Figure 19.11. Kingamyambo copper grade-tonnage graph
Figure 19.12. Kingamyambo cobalt grade-tonnage graph.
Figure 19.13. Musonoi/Kasuobantu Copper grade-tonnage graph
Figure 19.14. Musonoi/Kasuobantu Cobalt grade-tonnage graph

KINGAMYAMBO GEOLOGICAL SECTIONS
Drill hole colour-coding legend
Location of each section line.
SECTION LINE A
SECTION LINE B
SECTION LINE C
SECTION LINE D
SECTION LINE E
SECTION LINE E
SECTION LINE F
SECTION LINE G
SECTION LINE H
SECTION LINE J
SECTION LINE K
SECTION LINE K
SECTION LINE M
SECTION LINE N
SECTION LINE P

MUSONOI / KASUOBANTU GEOLOGICAL SECTIONS
Drill hole colour-coding legend:
Location of each section line

SECTION LINE 1035
SECTION LINE 1024
SECTION LINE 1015
SECTION LINE 1005
SECTION LINE 996
SECTION LINE 986
SECTION LINE 975
SECTION LINE 965
SECTION LINE 955
SECTION LINE 948

Semi-variograms: experimental and models
KINGAMYAMBO SEMI-VARIOGRAMS
MUSONOI/KASUOBANTU SEMI-VARIOGRAMS

Figures from Items 3 to 19

                               [GRAPHIC OMITTED]
         Figure 3.1. Location plan showing the town of Kolwezi (arrow).
                               [GRAPHIC OMITTED]

         Figure 6.1: Proposed site plan for the Kolwezi Tailings Project

                               [GRAPHIC OMITTED]
            Figure 11.1.1: View of the Kingamyambo dam looking east.

                               [GRAPHIC OMITTED]
  Figure 11.1.2: View of the eastern side of the Kingamyambo dam looking north.

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            Figure 11.2.1: View of the northern end of the Kasuobantu
                          tailings area looking east.

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 Figure 11.2.2: View of the Musonoi/Kasuobantu river tailings looking south with the Kingamyambo tailings in the far background.

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                  Figure 13.1: Kingamyambo drill hole locations

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                 Figure 13.2: Musonoi / Kasuobantu drilling grid

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                   Figure 15.1 : Sample Preparation Flowchart

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         Figure 15.2: check assays for copper values in Kingamyambo area

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         Figure 15.3: check assays for cobalt values in Kingamyambo area

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           Figure 15.4: check assays for copper values in Musonoi area

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           Figure 15.5: check assays for cobalt values in Musonoi area

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        Figure 15.6: comparison of Mintek mining block assays with sample average for copper

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        Figure 15.7: comparison of Mintek mining block assays with sample average for cobalt

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                Figure 19.1. Kingamyambo surface wireframe (DTM)

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              Figure 19.2. Cutaway view of Kingamyambo solid model

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                   Figure 19.3. Kingamyambo lower surface DTM

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    Figure 19.4. Musonoi/Kasuobantu lower surface with drill holes indicated

                               [GRAPHIC OMITTED]
              Figure 19.5. Kingamyambo solid model and block model.
                  Model cells are colour coded on copper grade

                               [GRAPHIC OMITTED]
            Figure 19.6. Musonoi/Kasuobantu lower surface with block
                   model cells colour coded on copper grade.

                               [GRAPHIC OMITTED]
      Figure 19.6a. Kingamyambo model lower surface and block model cells.
                    Cells are colour coded on copper grade.

                               [GRAPHIC OMITTED]
                    Figure 19.7. Kingamyambo copper histogram

                               [GRAPHIC OMITTED]
                    Figure 19.8. Kingamyambo cobalt histogram

                               [GRAPHIC OMITTED]
                Figure 19.9. Musonoi/Kasuobantu copper histogram

                               [GRAPHIC OMITTED]
                Figure 19.10. Musonoi/Kasuobantu cobalt histogram

                               [GRAPHIC OMITTED]
              Figure 19.11. Kingamyambo copper grade-tonnage graph

                               [GRAPHIC OMITTED]
              Figure 19.12. Kingamyambo cobalt grade-tonnage graph.

                               [GRAPHIC OMITTED]
           Figure 19.13. Musonoi/Kasuobantu Copper grade-tonnage graph

                               [GRAPHIC OMITTED]
           Figure 19.14. Musonoi/Kasuobantu Cobalt grade-tonnage graph

KINGAMYAMBO GEOLOGICAL SECTIONS

The geological sections displayed in this appendix were generated at a scale of 1:8000 with a vertical exaggeration factor of 7 times. 14 east-west section lines at 100-metre interval along the drilling grid have been defined. 2 sections per section line are shown on each page, with the top sections drill holes colour-coded on cobalt grades and the lower sections drill holes colour-coded on copper grades. Surfaces indicated on the sections include: upper tailings surface (black), base of tailings (red) and original contour surface (green).

Drill hole colour-coding legend:

                    -------------- ----------------- ------------
                    CU %           COLOUR            CO %
                    -------------- ----------------- ------------
                    0 - 1.0                          0 - 0.2
                    -------------- ----------------- ------------
                    1.0 - 1.5                        0.2 - 0.3
                    -------------- ----------------- ------------
                    1.5 - 2.0                        0.3 - 0.4
                    -------------- ----------------- ------------
                    2.0 - 3.0                        0.4 - 0.5
                    -------------- ----------------- ------------
                    > 3.0                            > 0.5
                    -------------- ----------------- ------------


The diagram below shows the location of each section line.

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

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SECTION LINE A

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SECTION LINE B

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SECTION LINE C

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SECTION LINE K

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SECTION LINE M

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SECTION LINE N

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SECTION LINE P

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

MUSONOI / KASUOBANTU GEOLOGICAL SECTIONS

The geological sections displayed in this appendix were generated at a scale of 1:10000 with a vertical exaggeration factor of 15 times. 10 section lines at approximately 1000 metre intervals along the drilling grid have been defined. 2 sections per section line are shown on each page, with the top sections drill holes colour-coded on cobalt grades and the lower sections drill holes colour-coded on copper grades. Surfaces indicated on the sections include: upper tailings surface (black) and base of tailings (red).

Drill hole colour-coding legend:

                    -------------- ----------------- ------------
                        CU %            COLOUR          CO %
                    -------------- ----------------- ------------
                       0 - 1.0                         0 - 0.2
                    -------------- ----------------- ------------
                      1.0 - 1.5                       0.2 - 0.3
                    -------------- ----------------- ------------
                      1.5 - 2.0                       0.3 - 0.4
                    -------------- ----------------- ------------
                      2.0 - 3.0                       0.4 - 0.5
                    -------------- ----------------- ------------
                        > 3.0                           > 0.5
                    -------------- ----------------- ------------


The diagram below shows the location of each section line

                               [GRAPHIC OMITTED]

SECTION LINE 1035

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SECTION LINE 1024

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SECTION LINE 1015

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SECTION LINE 1005

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SECTION LINE 996

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SECTION LINE 986

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SECTION LINE 975

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SECTION LINE 965

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SECTION LINE 955

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SECTION LINE 948

Semi-variograms: experimental and models

KINGAMYAMBO SEMI-VARIOGRAMS

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

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MUSONOI/KASUOBANTU SEMI-VARIOGRAMS

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

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

                           TECHNICAL REVIEW OF DIAMOND
                            CONCESSIONS ON THE CUANGO
                             RIVER, NORTHERN ANGOLA




                                       for
                           AMERICA MINERAL FIELDS INC
                                       and
                                IDAS RESOURCES NV


                                       by
                        A C A HOWE INTERNATIONAL LIMITED


                              P W Forward BSc MIMM
                          P Jeffcock MSc MBA CGeol FRGS




12th August 2003                                                     Berkhamsted
                                                                     Herts, UK

                        A C A HOWE INTERNATIONAL LIMITED

                                TABLE OF CONTENTS

SUMMARY.............................................................................................................i

1.    INTRODUCTION AND TERMS OF REFERENCE...........................................................................1
2.    DISCLAIMER....................................................................................................1
3.    PROPERTY DESCRIPTION AND LOCATION.............................................................................1
4.    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY......................................3
5.    HISTORY.......................................................................................................3
6.    GEOLOGICAL SETTING............................................................................................4
   6.1.    REGIONAL GEOLOGY.........................................................................................5
   6.2.    Local Geology............................................................................................5
   6.3.    PROPERTY GEOLOGY.........................................................................................5
7.    DEPOSIT TYPES.................................................................................................6
8.    MINERALISATION................................................................................................6
9.    EXPLORATION...................................................................................................6
10.      DRILLING...................................................................................................8
11.      SAMPLING METHOD AND APPROACH...............................................................................8
12.      SAMPLE PREPARATION, ANALYSES AND SECURITY..................................................................8
13.      DATA VERIFICATION..........................................................................................8
14.      ADJACENT PROPERTIES........................................................................................8
15.      MINERAL PROCESSING AND METALLURGICAL TESTING...............................................................8
16.      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.............................................................8
17.      OTHER RELEVANT DATA AND INFORMATION........................................................................8
18.      INTERPRETATION AND CONCLUSIONS.............................................................................8
19.      RECOMMENDATIONS............................................................................................9
20.      REFERENCES................................................................................................10
21.      DATE......................................................................................................10
22.      ADDITIONAL REQUIREMENTS...................................................................................10
23.      ILLUSTRATIONS.............................................................................................10

                                 LIST OF TABLES

TABLE 1.      PERMIT CO-ORDINATES...................................................................................2
TABLE 2.      TARGET ANOMALIES IDENTIFIED FROM THE DIAMANG PITTING DATA.............................................7
TABLE 3.      TARGETS IDENTIFIED FROM THEIR STRUCTURAL SETTING......................................................7

                                 LIST OF FIGURES

FIGURE 1.       PROPERTY LOCATION
FIGURE 2.       PERMIT MAP
FIGURE 3.       HISTORIC WORK
FIGURE 4.       PROPERTY GEOLOGY
FIGURE 5.       STRUCTURAL LINEAMENTS FROM LANDSAT INTERPRETATION
FIGURE 6.       TARGETS FROM DIAMANG PITTING


                                   APPENDICES

APPENDIX 1.        LICENCE AGREEMENT...............................................................................11
APPENDIX 2.        HEADS OF AGREEMENT BETWEEN IDAS, ENDIAMA AND TWINS LTD..........................................24
APPENDIX 3.        AGREED MINUTE BETWEEN IDAS, ENDIAMA AND TWINS LTD...............................................42

SUMMARY

Introduction
ACA Howe International Ltd (Howe) and P J Mining Limited have conducted a technical review of America Mineral Fields' Inc (AMF) diamond exploration and mining permits in northern Angola.

Property Description and Location
AMF's assets in northern Angola are held through their wholly owned subsidiary IDAS Resources NV (IDAS) and comprise a share in two licences on the Cuango River, adjacent to the Democratic Republic of Congo (DRC) in the Lunda Norte province some 500 kilometres northeast of Luanda. The Camutue mining licence forms a rectangle with an area of 246 square kilometres. The Cuango Floodplain exploration licence is contiguous to the north and is formed by an irregular polygon with an area of 2,690 square kilometres.

The licences were granted in April 2001, the mining licence for an initial period of 5 years renewable in 5 year periods and the Cuango Floodplain exploration licence for a maximum period of 5 years. The Camutue mining licence will be governed by a mining agreement which is currently being negotiated. This will result in the formation of a new incorporated joint venture company which will hold the right to develop the Camutue mining licence and in which IDAS will hold a 51% interest.

In 2002, IDAS entered into a heads of agreement with ENDIAMA, the state diamond mining company and TWINS Limited detailing the company ownership structure for the licences. The licences originally granted to ENDIAMA/IDAS in April 2001 now need to be transferred to the ENDIAMA/TWINS/IDAS partnership.

The Cuango Floodplain exploration licence will be governed by a prospecting agreement where IDAS is required to carry out exploration leading to a feasibility study. If positive, this study will lead to the issue of a mining licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the area is via road or air from the Angolan capital Luanda to the town of Cafunfo, 20 kilometres to the south-southeast of the permits. From there a road can be followed to the town of Luremo, which lies near the junction of the two permits. There are two seasons in Angola, wet from September to April and dry for the rest of the year.

The landscape comprises rolling hills with occasional laterite escarpments. The Cuango River forms a well-defined terraced valley in the south of the concessions with a width of 1 to 1.5 kilometres. To the north the Cuango meanders for approximately 100 kilometres through a north to northwest trending flood plain corridor some 55 kilometres long and between 1.8 and 3.7 kilometres wide. A major tributary to the Cuango, the Lui, forms a confluence in the central western part of the Cuango Floodplain exploration licence.

History
Diamonds were first discovered in northern Angola in 1912 following the discovery of diamonds in the neighbouring DRC (then the Belgian Congo). The company Diamang was formed by Belgian and Portuguese colonial interests to explore and develop the diamond fields including the area now covered by the Camutue mining licence and the southern part of the Cuango Floodplain exploration licence in the early 1970's. The campaign comprised a programme of pitting along the flanks of the Cuango and along major tributaries. In areas where several pits returned stones follow up sampling was undertaken on a 50 by 60 metre grid. Areas containing more than 25 pits with recorded grade were considered to be minable and 1:10,000 maps were drafted delineating reserve blocks. The grade and volume of the reserve blocks was calculated using the average thickness and grade from the pitting results. A total of 4 reserve blocks were defined within the Camutue mining licence, including the Luremo and Catoba mining blocks and a further three blocks were defined in the Cuango Floodplain exploration licence. The reserve blocks have been largely depleted by artisanal mining, however other areas shown to be diamondiferous by the pitting programme but not delineated into reserve blocks may remain undisturbed.

Following independence contract mining within the permit was carried out on behalf of the state diamond company (ENDIAMA) by Mining and Technical Services
(MATS), a subsidiary of De Beers until 1986 when MATS left due to insurgence by UNITA rebels. MATS used river diversions to expose river channel deposits along two stretches of the Cuango within the IDAS mining permit. Commercial production ceased within the permit areas in 1986 however production continued upstream on the Cuango at Cafunfo where contract miners Intraco produced some 80,000 carats a month between 1986 and 1992. After a further deterioration in security in 1992 the area became flooded with artisanal miners, particularly the Cuango close to the town of Luremo.

Licences on the Cuango were first issued under IDAS / Endiama joint venture in 1995 and AMF acquired a 100% share in IDAS in May 1998.

Geological Setting
The whole of northern Angola is underlain by crystalline basement comprising Lower Archaean gneisses and schists which form occasional outliers to the south of the IDAS concessions. To the southwest of the permits the basement is overlain by Permo-Triassic sandstones, limestones and claystones of the Cassanje formation. The basement throughout the permits to be overlain by the Kwango and Colonda formations of mid to late Cretaceous age. The Colonda is the main basal diamond bearing unit in Northern Angola and comprises sandstones, conglomerates and claystones. The conglomerates are divided into white and grey classes. On higher ground the Colonda formation is covered by Kalahari sandstones and conglomerates of Oligocene age which are not diamond bearing. More recent sediments are diamond bearing and these have been classified into river channel, river terrace, eluvial (locally known as Colina gravels) and flood plain gravels.

Kimberlites in the northeast of Angola, which date from the mid-Cretaceous, fall along a southwesterly trend. The southwest trend is also marked by the occurrence of the Luana formation, a rose pink, granular quartzite which forms a linear series of inliers. Regional geophysics indicates deep linear west-southwest trending structures stretching from the Mbuji-Mayi kimberlites in the DRC to the northeast, through the kimberlite deposits of northeastern Angola and on to the alkaline and carbonatite complexes in southwest Angola, a distance of some 1,600 kilometres. These extensive structures are believed to represent deep fractures or zones of weakness in the Archaean cratonic crust. Both structural and geophysical evidence also point to north-northwest trending structures, conjugate to the west-southwest structures, as being important in controlling kimberlite emplacement; they may also have controlled the local distribution of Colonda gravels. No kimberlite exploration has been documented within the licences and the nearest primary diamond occurrence lies some 280 kilometres to the east at Camafuca.

Remote sensing using Landsat satellite imagery has been used to map structure over the two licences. Two dominant trends were observed; west-southwest trend and north-northwest.

Deposit Types
Known deposits within the IDAS permits are confined to the well-defined terraced Cuango valley in the south. The deposits are alluvial / eluvial occurring in the Colonda formation and more recent river channel, river terrace, eluvial and flood plain gravels. It has been suggested that there is significant potential within the meandering section of the Cuango Floodplain exploration licence which has not been tested by Diamang and is untouched by artisanal mining due to the water logged nature of the ground. No kimberlite exploration has been documented on the properties, however there is potential for the discovery of pipes in this environment.

Exploration

SPOT Imagery
SPOT satellite imagery was acquired in 1997 from which it was concluded that most of the Diamang reserve blocks within the IDAS permit had been mined out.

GIS Compilation
In 2002 AMF commissioned a geographical information system (GIS) database using data from AMF's diamond exploration and mining permits in northern Angola. The main aims of the compilation were to computerise data from pitting programmes carried out by Diamang, use satellite imagery to investigate the extent to which reserves estimated from the Diamang data have been depleted by artisanal mining activity and to remotely map geology and structure as an aid to exploration. A total of seven targets for investigation were generated from the Diamang pitting results and four further target were generated on the basis of their structural / geological features.

Adjacent Properties
Some 50 kilometres upstream from the Camutue mining licence is a permit held by Socidade de Desenvolvimento Mineiro (SDM), which produced 419,000 carats in 2001.

Interpretation and Conclusions
Within the Camutue mining licence studies to date indicate that the southeastern part of the Luremo diamond deposit area appears to be relatively undisturbed by artisans, there is a possible continuation of the diamond bearing gravels beneath the deeper cover that exists on the northeastern flank of the Luremo deposit, there are two target areas on the Cachachamba tributary to the Cuango, that two stretches of the Cuango riverbed were not worked commercially by means of river diversions remain undisturbed and there are favourable structure for river traps and possibly diamond sources on the Lui River.

Within the Cuango Floodplain exploration licence there are two anomalous targets on the Cuango indicated by the Diamang pitting programme located in an area where remote sensing indicates artisanal mining activity to be of a lower level compared to within the mining permit. In addition there are several locations with favourable structure for alluvial traps through the preferential erosion of faults etc at three locations along the Cuango Floodplain.

Recommendations
A phased exploration is recommended as follows:-

The first Phase programme would last approximately two months and should include:-

o Assessment of the level of depletion of the Luremo and Catoba mining blocks on the river Cuango and ground truthing of the conclusions drawn from the satellite image interpretation.
o Reconnaissance of the two target areas on the Cachachamba tributary to the Cuango where Diamang pitting indicates diamondiferous gravels should be given priority.
o An assessment of the two stretches of the Cuango riverbed that were not worked commercially by means of river diversions.
o    Ascertain the true ground conditions within the Cuango Floodplain.

Phase two is largely dependent on phase one but will involve the sampling of areas confirmed as being of interest in phase one. Sampling may be carried out using pitting, banka drilling, use of excavators or divers and pumps as conditions dictate.

1.        INTRODUCTION AND TERMS OF REFERENCE

At the request of B Pryor, Chief Operating Officer of America Mineral Fields Inc
(AMF) and a director of IDAS Resources NV (IDAS), P W Forward of ACA Howe International Ltd (Howe) and P Jeffcock of P J Mining Limited, who are both qualified persons under National Instrument 43-101, have conducted a technical review of AMF's diamond exploration and mining licences in northern Angola. P W Forward is a Senior Geologist with Howe, has a BSc in Mining Geology, is an Associate of the Royal School of Mines and a member of the Institute of mining geology with 12 years experience in the mineral exploration industry. P Jeffcock is an independent consultant with a BA in geology, an MSc in micropalaeontology and an MBA. She has 17 years experience in mineral exploration and production including work on alluvial diamond deposits in Angola and Brazil. Neither Howe, P W Forward nor P Jeffcock have or expect to receive any direct or indirect interest in the properties discussed herein, in AMF or any affiliate of AMF, whether by way of securities or otherwise. The review will support a offering of AMF shares. This report is to comply with the disclosure and reporting requirements set forth in National Instrument 43-101 and form 43-101F1.

The report is based on documents prepared by numerous parties and listed in section 20 of this report. The only field visit by the authors was made by P Jeffcock to the property on the 10th October, 2002.

2.       DISCLAIMER

The information contained in this report has been extracted company reports, listed in section 20. No independent sampling or resource re-estimation has been requested by AMF / IDAS and therefore has not been conducted by Howe. Howe has relied upon the information provided by AMF to determine property boundaries and status.

3.        PROPERTY DESCRIPTION AND LOCATION

AMF's assets in northern Angola are held through their wholly owned subsidiary IDAS Resources NV (IDAS) and comprise a share in two licences on the Cuango River, adjacent to the Democratic Republic of Congo (DRC) in the Luremo area of the Lunda Norte province, some 500 kilometres west-northwest of the Angolan capital Luanda. The licences are the Camutue mining licence and the Cuango Floodplain exploration licence. The rights to prospecting, exploration and exploitation were awarded to ENDIAMA/IDAS under Decree number 7-A/00 from the council of ministers.

The mining licence was granted for an initial period of 5 years renewable in 5 year periods and the Cuango Floodplain exploration licence for a maximum period of 5 years.

Under the Angolan law number 16/94 of 7th October 1994 "Diamond Law", each of the licences is governed by separate Agreements. The Camutue mining licence will be governed by a mining agreement which is currently being negotiated.

In 2002, IDAS entered into a heads of agreement with ENDIAMA, the state diamond mining company and TWINS, a private Angolan partner as specified in decree 7-A/00. A further minute was signed by the same parties in December 2002. These two agreements (Appendices 2 and 3) cover the following:

o The formation of a new incorporated joint venture company, which will hold the right to develop the Camutue mining licence. IDAS will hold a 51% interest in the share capital of the new company for the period of time that any loans to the new company by IDAS remain outstanding. The remaining shares will be held by ENDIAMA (38%) and by Twins Ltd (11%). Once the loans have been repaid in full IDAS will hold 49%, ENDIAMA 38% and TWINS LTD 13%. The loans will be for historical costs, current exploration costs and any future development costs.
o The joint venture company structure incorporates an IDAS majority of 3-2 on the board of directors and the right to nominate a member of IDAS as the Managing Director.

o       IDAS will pay 10% of its dividends to ENDIAMA for a period of 18 months.
o The structure for the repayment of the investment and the payment of dividends is as follows: Payment of dividends will only be carried out after the deduction of operational costs, the interest, the taxes owed to the Angolan State, the legal reserve the capital reserve, approved capital expenditure and the fund for social development. The division of the remaining funds will be 60% to the repayment of the initial investment and 40% for the payment of anticipated dividends.
o The financing of work on the Camutue mining licence and the Cuango Floodplain exploration licence will be undertaken by IDAS. The minimum investment payable by IDAS will be US$1,500,000 (one million five hundred thousand US dollars) for each of the two licences, giving a total of US$3,000,000 (three million US dollars).

The Cuango Floodplain exploration licence will be governed by a prospecting agreement where IDAS is required to carry out exploration leading to a feasibility study. If positive, this study will lead to the issue of a mining licence and a new mining agreement that will be based on the same commercial terms mentioned above.

The rights originally granted to ENDIAMA/IDAS in April 2001 now need to be transferred to the ENDIAMA/TWINS/IDAS partnership. The following definitive contracts are in the final stages of preparation: the Shareholders agreement for the incorporated joint venture and the Statutes of incorporated joint venture, the Camutue mining licence agreement and the Cuango Floodplain exploration licence agreement. These contracts will be based on the heads of agreement and the terms may be subject to adjustments in the final negotiations.

The Camutue mining licence forms a rectangle with an area of 246 square kilometres. The Cuango Floodplain exploration licence is contiguous to the north and is formed by an irregular polygon extending some 60 kilometres east-west and 50 kilometres north-south for an area of 2,690 square kilometres, with the Angola - DRC border forming the Northern boundary (Figure 1). No survey of the properties has been undertaken. The co-ordinates locating the licences are given in Table 1 below.

TABLE 1. PERMIT CO-ORDINATES

===============================================================
Camutue mining licence
---------------------------------------------------------------
Point               Latitude South      Longitude East
------------------- ------------------- -----------------------
L                   8(degree)32'30"            17(degree)30'00"
------------------- ------------------- -----------------------
L1                  8(degree)35'34"            17(degree)30'00"
------------------- ------------------- -----------------------
M                   8(degree)35'34"            17(degree)59'12"
------------------- ------------------- -----------------------
M1                  8(degree)32'30"            17(degree)59'12"
---------------------------------------------------------------
Cuango Floodplain exploration licence
---------------------------------------------------------------
Point               Latitude South      Longitude East
------------------- ------------------- -----------------------
K                   8(degree)06'00"            17(degree)20'00"
------------------- ------------------- -----------------------
L                   8(degree)32'30"            17(degree)30'00"
------------------- ------------------- -----------------------
M                   8(degree)32'30"            17(degree)59'12"
------------------- ------------------- -----------------------
N                   8(degree)21'18"            17(degree)58'30"
------------------- ------------------- -----------------------
O                   8(degree)06'30"            17(degree)48'00"
------------------- ------------------- -----------------------
P                   8(degree)06'30"            17(degree)32'32"
=================== =================== =======================

No environmental liabilities are detailed in the licences or in the above contracts and no other environmental liabilities are known to exist.

When AMF originally purchased IDAS in May 1998, the vendors retained a 20% net profit interest in AMF's share of production from the two licences to a maximum of US$56 million. Under decree N4-B/96, which established the rules for taxation the mining sector, domestic and foreign investors are treated equally. Royalty rates were set at 5% on precious stones and metals. A surface tax of between US$1 to US$4 per square kilometre held is paid during exploration.

Figure 1. Property Location [MAP OF PROPERTY LOCATION OMITTED]

4.      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the area is via poorly maintained road suitable only for 4x4 vehicles or chartered air service operated by TransAfric and other Angolan national air carriers from the Angolan capital Luanda to the town of Cafunfo, 20 kilometres to the south-southeast of the permits. The journey by road takes 2 days and the flight lasts 1.5 hours. From there a road can be followed to the town of Luremo, which lies near the junction of the two permits, and continues northwestwards to the DRC border. Prior to the cessation of hostilities in 2002, IDAS and AMF staff had only been able to access the area by air due to the Angolan civil war and the level of access in to field locations beyond the main route is not known. Local infrastructure was virtually all destroyed in the war. Electricity would be provided by generator and water would have to be trucked from the river or a suitable well for any site operation. Personnel will be available from the Luremo town but will mainly be unskilled.

There are two seasons in Angola, wet and dry (known locally as Cacimbo). The wet season, the warmer of the two, runs roughly from September to April. Average temperatures in Luanda range from 20-25 degrees in the dry season and 25-30 degrees in the wet season. The Cuango climate is similar but consistently warmer reaching 40 degrees during the rainy season. The effect of the rainy season on operations is not known at this time as they are still yet to commence. Other companies operating within the local area are known to be able to work through out the year.

The landscape has an average elevation of some 700 metres above sea level and comprises rolling hills with occasional laterite escarpments with the higher points rising to around 800 metres above sea level. Land use is low intensity agriculture around towns and villages with savannah and bush elsewhere. The Cuango River forms a well-defined terraced valley in the south of the concessions with a width of 1 to 1.5 kilometres. To the north, within the majority of the exploration permit, the Cuango meanders for approximately 100 kilometres through a north to northwest trending floodplain corridor some 55 kilometres long and between 1.8 and 3.7 kilometres wide. A major tributary to the Cuango, the Lui, forms a confluence in the central western part of the Cuango Floodplain exploration licence.(Figure 2)

No study of sites suitable for a plant or tailings storage facility has been made. Alluvial diamond mining has been conducted in the Luanda Norte province for 80 years and as such there has historically been a pool of local expertise, however the affect of the years of conflict on the availability of skilled labour is not known. It will be necessary to retrain any skilled workers on the modern equipment to be used on the projects.

5.       HISTORY

Diamonds were first discovered in northern Angola in 1912 following the discovery of diamonds in the neighbouring DRC (then the Belgian Congo). The company Diamang was formed by Belgian and Portuguese colonial interests to explore and develop the diamond fields. Diamang operated the diamond fields from 1917 to independence in 1975. Production in Northern Angola averaged 1 - 2 million carats a year and peaked at 2.5 million carats just before independence. Diamang not only operated the mining and exploration activities in the area but also provided all services in the Lunda Norte province.

Exploration was carried out by Diamang over the whole of the diamondiferous region, including the area now covered by the Camutue mining licence and the southern part of the Cuango Floodplain exploration licence. The Diamang prospecting campaign of the area was conducted over three seasons between 1971 and 1973. The programme comprised regional pit sampling on traverses at 500 metre spacing, mapped from a base line sub-parallel to the main river channel.

The Diamang prospecting campaign of the early 1970's comprised a programme of pitting along the flanks of the Cuango and along major tributaries.(Figure 3) Pits of 1 to 2 square metres in area were excavated at between 50 and 200 metre intervals along the traverses. In areas where several pits returned stones follow up sampling was undertaken on a 50 by 60 metre grid. The results of the pitting were recorded monthly on 1:10,000 sheets noting overburden thickness, gravel thickness, diamond grade in carats per cubic metre and

Figure 2. PERMIT MAP [PERMIT MAP OMITTED] the bedrock geology. Reports were also made detailing the size and weight of each stone recovered, the exact area of each pit and the volume of gravel extracted, though these have not yet been made available to AMF. These reports would be essential in order to ascertain how representative the pitting results are.

Whilst the detailed reports of the campaign are not available, an Endiama / IDAS report prepared by C M Medeiros and dated March 1998 gives the details of a small part of the sampling and these figures suggest that samples were between
0.5 and 1 cubic metres and that the average size of stones from the area is some
0.2 carats. In areas where several pits from the initial survey contained recordable grade, a follow up pit sampling programme was carried out, generally with traverses every 50 metres and a pit dug at 60 metre intervals along each traverse. The results of the follow up survey were then recorded on 1:2,000 scale maps on a month-by-month basis. Finally areas containing more than 25 pits with recorded grade were considered to be minable and 1:10,000 maps were drafted delineating reserve blocks. The grade and volume of the reserve blocks was calculated using the average thickness and grade from the pitting results. A total of 4 reserve blocks were defined within the Camutue mining licence, including the Luremo and Catoba mining blocks. A further three blocks were defined in the Cuango Floodplain exploration licence. Subsequent remote sensing (see Section 9) and a flyover by helicopter indicate that the reserve blocks have been largely depleted by artisanal mining. However other areas shown to be diamondiferous by the pitting programme but not delineated into reserve blocks may remain undisturbed. This information has been incorporated into the GIS database that was commissioned by AMF, which has enabled the prioritisation of targets for phase 1 of the exploration programme.

Following independence Diamang was taken over by the state and named ENDIAMA. ENDIAMA owned all the diamond leases and production was by means of contract miners. Within the area now covered by the Camutue mining licence, contract mining was carried out by Mining and Technical Services (MATS), a subsidiary of De Beers, until 1986 when MATS left due to insurgence by UNITA rebels.

MATS used river diversions to expose river channel deposits along two stretches of the Cuango within the IDAS mining permit; along a northwest flowing stretch extending north from the southern limit of the permit for some 4.8 kilometres and along a west flowing stretch extending for some 2.3 kilometres in the central part of the mining permit.(Figure 3) The diversion of rivers to expose the riverbeds often revealed large cavities or potholes several metres deep which can be a particularly rich source of gemstones. No production figures for these individual stretches of river are available.

Commercial production ceased within the permit areas in 1986 however production continued upstream on the Cuango at Cafunfo where contract miners Intraco produced some 80,000 carats a month between 1986 and 1992.

After further a deterioration in security in 1992 the area became flooded with artisanal miners, particularly the Cuango close to the town of Luremo.

Balsa barge mounted dredges with divers are currently working the river in this area though it is not known in what exact locations they operate or to what extent they have depleted the diamond resources. The potential of the riverbed deposits within the IDAS permits could only be tested by on site test dredging.

Licences on the Cuango were first issued under IDAS / Endiama joint venture in 1995. The original licences comprised a 3,700 square kilometre mining lease and a 36,000 square kilometre prospecting lease. AMF acquired a 100% share in IDAS in May 1998 from the original investors. No access to the property was possible at that time due to the civil war and in 1999 the Angolan Government passed new legislation which stipulated a maximum area for licences. Accordingly in October 2001 IDAS negotiated a reconfiguration of the licences to their current sizes of 246 and 2,690 square kilometres.

6.       GEOLOGICAL SETTING

No detailed mapping has been carried out over the area covered by the IDAS concessions and the following description has been derived from regional geological maps, principally the 1987 1:1,000,000 map.

Figure 3. HISTORIC WORK [PHOTOGRAPH WITH OVERLAY OF HISTORIC WORK OMITTED]

6.1.     REGIONAL GEOLOGY

The whole of northern Angola is underlain by crystalline basement comprising Lower Archaean gneisses and schists which form occasional outliers to the south of the IDAS concessions. At the southern limit of the permits the basement rocks are unconformably overlain by an Upper Precambrian sandstone known to be easily eroded. Gorges within these sandstones formed important traps for diamonds which have subsequently been covered and filled by more recent sediments. To the southwest of the permits the basement is overlain by Permo-Triassic sandstones, limestones and claystones of the Cassanje formation.

6.2.     Local Geology

The Colonda is the main basal diamond bearing unit in Northern Angola and comprises sandstones, conglomerates and claystones. The conglomerates are divided into white and grey classes. They are described as having a quartz or quartz argillite matrix with quartz, quartzite, chalcedonic or agate clasts. White Colonda conglomerates derive their colour from kaolin after feldspars and grey Colonda conglomerates contain more elongate clasts and less argillite. The geological map shows the Calonda at surface along the Cuango River valley and those of its tributaries, but it does not in fact outcrop and all known descriptions are from areas of mining activity well outside the permits.

No kimberlite exploration has been documented within the licences and the nearest primary diamond occurrence lies some 280 kilometres to the east at Camafuca. Kimberlites in the northeast of Angola, which date from the mid-Cretaceous, may be circular, elliptical or irregular in outline and fall along a southwesterly trend. The southwest trend is also marked by the occurrence of the Luana formation, a rose pink, granular quartzite which forms a linear series of inliers with this orientation. A theory was developed in the 1940 and 1950's suggesting that two parallel southwest (N58(degree)E) trending faults had formed a graben or rift named the Lucapa graben (after the Luembe and Chicapa Rivers) which contained the downthrown Luana formation. The theory implied that the rifting had acted as a deep-seated conduit allowing the eruption of kimberlites and that the Colonda formation had formed within the rift valley as a piedmont deposit from the erosion of the fault scarp itself.

The theory has since been discredited (Fiermans et al, 1991) since the Luana is bound by a thrust to the south and is not tectonically restricted to the north. Furthermore, subsequent kimberlite discoveries have been made outside the limits of the postulated Lucapa graben. Regional geophysics indicated deep linear west-southwest (N75(degree)-85(degree)E) trending structures stretching from the Mbuji-Mayi kimberlites in the DRC to the northeast, through the kimberlite deposits of northeastern Angola and on to the alkaline and carbonatite complexes in southwest Angola, a distance of some 1,600 kilometres. These extensive structures are believed to represent deep fractures or zones of weakness in the Archaean cratonic crust. Both structural and geophysical evidence also point to north-northwest trending structures, conjugate to the west-southwest structures, as being important in controlling kimberlite emplacement; they may also have controlled the local distribution of Colonda gravels which were either preserved in associated topographic lows which were less prone to subsequent erosion, or were deposited in small basins developed adjacent to the structures. Whilst the relationship between structure and the emplacement of the kimberlites and the preservation and subsequent re-working of the Colonda formation is not fully understood, the empirical observation that west-southwest and complementary north-northwest structures tend to accompany alluvial and primary deposits is an important one.

6.3.     PROPERTY GEOLOGY

The 1987 map shows the basement throughout the permits to be overlain by the Kwango and Colonda formations of mid and late Cretaceous age respectively, though other documentation indicates that these formations are equivalent (Figure 4).

On higher ground throughout the permits the Colonda formation is shown to be covered by Kalahari sandstones and conglomerates of Oligocene age which are not recorded as being diamond bearing. More recent sediments are diamond bearing and these have been classified into river channel, river terrace, eluvial (locally known as Colina gravels) and flood plain gravels by Rombouts (1995).

Figure 4. PROPERTY GEOLOGY [DIAGRAM OF PROPERTY GEOLOGY OMITTED]

Remote sensing using Landsat satellite imagery has been used to map structure over the two licences. Two dominant trends were observed as shown in Figure 5. The first is a west-southwest trend and a series of these features traverse the Cuango in the southern part of the IDAS permits before the river enters into the Floodplain. Notably, major west-southwest trends seem to form the northern and southern limits of the Luremo deposit and minor lineaments with this trend control tributaries within the deposit. Major lineaments of the same trend cut across the Cuango at the start of the floodplain, at the Cuango-Lui confluence, and approximately half way between the Cuango-Lui confluence and the northern limit of the mining permit. In addition major west-southwest features traverse the Lui in the extreme southwest of the mining permit.

The second dominant trend is north-northwest and two major lineaments of this type can be seen controlling the eastern and western limits of the Luremo deposit. The lineament on the eastern side also correlates with the gravels interpreted as Colonda formation. It is possible that a north-northwest trending belt of the Colonda formation runs through the Luremo deposit and that this trend relates to underlying structure.

Other major north-northwest trending lineaments have been noted passing through other areas highlighted as being diamondiferous by the Diamang pitting. Elsewhere, major north-northwest lineaments can be seen controlling the Cuango at the start of the floodplain, traversing the Cuango-Lui confluence, controlling the Cuango Floodplain to the north of the Cuango-Lui confluence and controlling the Lui from where it enters the IDAS mining permit.

7.       DEPOSIT TYPES

Known deposits within the IDAS permits are all alluvial / eluvial are confined to the well-defined terraced Cuango valley in the south. The Colonda is the main basal diamond bearing unit and comprises sandstones, conglomerates and claystones with the conglomerates forming the main diamond bearing component within the formation.

More recent sediments are also diamond bearing and these have been classified into river channel, river terrace, eluvial (locally known as Colina gravels) and flood plain gravels by Rombouts (1995). The diamond content of these recent sediments may be derived from a re-working of the Colonda or from continuing erosion of kimberlitic source rocks.

It has been suggested by Rombouts and others that there is significant potential within the meandering section of the Cuango Floodplain exploration licence. This area has not been tested by Diamang and is untouched by artisanal mining due to the water logged nature of the ground. Any of the above deposit types may exist in the floodplain.

No kimberlite exploration has been documented on the properties (see section 6.2), however there is potential for the discovery of pipes in this environment.

8.       MINERALISATION

This item is not relevant in the scope of this report, as evaluation of the properties has not commenced at the time of writing.

9.        EXPLORATION

SPOT Imagery
SPOT satellite imagery was acquired by MacKay and Schnellman Pty Limited of Australia (MacKay and Schnellman) on AMF's behalf in 1997. The imagery dated from 1995 and MacKay and Schnellman concluded that most of the Diamang reserve blocks within the IDAS permit had been mined out, though no comparison was made between the Diamang pit results and the areas interpreted to have been worked.

Figure 5. STRUCTURAL LINEAMENTS FROM LANDSAT INTERPREATATION
[GRAPHIC OF STRUCTURAL LINEAMENTS FROM LANDSAT INTERPREATATION OMITTED]

GIS Compilation
In 2002 AMF commissioned a geographical information system (GIS) database using data from AMF's diamond exploration and mining permits in northern Angola. The main aims of the compilation were as follows: -

o        To compile data from pitting programmes carried out by Diamang.
o To investigate, through remote sensing using existing data and a Landsat 7 satellite image, the extent to which reserves estimated from the Diamang data have been depleted by artisanal mining activity.
o To remotely map geology and structure as an aid to exploration, particularly within Cuango flood plain where swampy ground conditions have prevented prospecting and artisanal mining in the past.

The following items were included in the database:-

o A total of 3,571 Diamang sample points were digitised and all relevant grade and thickness data recorded in the GIS.
o    Landsat 7 imagery was acquired, processed and interpreted.
o Aerial photographs of the Cuango Floodplain at a scale of 1:32,000 and taken in 1984 were scanned, geo-corrected, and a photo-mosaic produced
o SPOT satellite imagery dating from 1995 was recompiled and entered into the system

The following targets (Figure 6) were identified from the Diamang pitting results:-

TABLE 2. TARGET ANOMALIES IDENTIFIED FROM THE DIAMANG PITTING DATA

========== =========== ======== =========== =============== ============================================================
 Target      Permit    Area     Gravel          Gravel                               Comments
                        (km)    Grade         Thickness
                                Range         Range (m)
                                 (ct/m(3))
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    A      Mining      8 x 1.2  0.1 to 473  0.1  to 3  but  Luremo  Deposit  on the  Cuango.  Extensively  depleted  by
                                2nd         more  commonly  artisans,  possibly apart from the extreme southeast of the
                                highest     0.25 to 0.5     deposit on the northern  bank of the Cuango (see below) and
                                170                         beneath deeper overburden along the northeast flank.
                                3rd
                                highest 45
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    B      Mining      0.3 x    0.1 to      0.1 to 0.3      On the  Cuango.  Diamang  follow  up  pitting  may not have
                         0.3    1.25                        fully  investigated the original regional anomaly.  Located in an area that has been  heavily  mined by  artisans  (see below).
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    C      Mining      0.3 x    0.1 to      0.1 to 0.3      On  the  Cachachamba  (tributary  to the  Cuango).  Diamang
                         0.3    1.25                        follow  up  pitting  may not have  fully  investigated  the
                                                            original    regional    anomaly.    Possibly   located   on
                                                            agricultural land (see below).
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    D      Mining      0.3 x    0.1 to      0.1 to 0.3      On  the  Cachachamba  (tributary  to the  Cuango).  Diamang
                         0.3    1.25                        follow  up  pitting  may not have  fully  investigated  the
                                                            original    regional    anomaly.    Possibly   located   on
                                                            agricultural land (see below).
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    E      Exploration 2.6 x    0.09 to     0.1 to 1.35     On  the   Cuango.   Located  in  an  area  where  there  is
                         1.2    1.67                        disturbed ground which may be due to agricultural  land use or illegal mining (see below).
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    F      Exploration 0.7 x    0.06 to 2   0.15 to 1       On the  Cuango.  Located  in an area that has been  heavily
                         0.7                                mined by artisans (see below).
---------- ----------- -------- ----------- --------------- ------------------------------------------------------------
    G      Exploration 1.2 x    0.05 to 59  0.05 to 0.6     On  the   Cuango.   Located  in  an  area  where  there  is
                         0.7    2nd                         disturbed ground which may be due to agricultural  land use
                                highest                     or illegal mining (see below).
                                4.22
========== =========== ======== =========== =============== ============================================================

In addition a series of targets were identified by their structural signature (Figure 5):-

TABLE 3. TARGETS IDENTIFIED FROM THEIR STRUCTURAL SETTING

=================== ================================ ====================================================
 Target Number in              Location                              Features of Target
Order of Priority
------------------- -------------------------------- ----------------------------------------------------
        1           Exploration   permit   on   the  Greatest   concentration   of  structures  and  the
                    Cuango   flood   plain  at  the  largest  areal  extent of river  sediments.  Access
                    Cuango-Lui confluence.           should be possible from the south and east.
------------------- -------------------------------- ----------------------------------------------------
        2           Exploration   permit   at   the  Strong  northwest  and southwest  lineaments.  This
                    start  of  the   Cuango   flood  area may offer  easier  access  to the flood  plain
                    plain.                           than  areas  down  stream  and will  prove a useful
                                                     orientation site.
------------------- -------------------------------- ----------------------------------------------------
        3           Mining  permit on the River Lui  Strong northwest and southwest lineaments. This area in the extreme southwest of the  appears not to be swampy,  as is the case with the


                    permits.                         Cuango  flood  plain,  and  contains  extensive
                                                     alluvial  sediments,  though the level of access is
                                                     unknown
------------------- -------------------------------- ----------------------------------------------------
        4           Exploration   permit   on   the  Moderate   to  strong   northwest   and   southwest
                    Cuango  Floodplain  between the  lineaments.  The  least  accessible  area  and  the
                    Cuango-Lui  confluence  and the  most  distant  from the  mining  permit  where  any
                    northern   limit  of  the  IDAS  exploration team is likely to be based.
                    permits.
=================== ================================ ====================================================


10.      DRILLING

AMF / IDAS have conducted no drilling on either licence.

11.      SAMPLING METHOD AND APPROACH

Not applicable

12.      SAMPLE PREPARATION, ANALYSES AND SECURITY

Not applicable

13.      DATA VERIFICATION

The author's did not verify the Diamang sampling data as no independent sampling has been undertaken and many of the reserve blocks have been largely depleted by atisanal mining activities.

14.      ADJACENT PROPERTIES

Some 50 kilometres upstream from the Camutue mining licence is a permit held by Socidade de Desenvolvimento Mineiro (SDM), an incorporated joint venture between Ashton Mining Ltd of Australia (33.3%), Endiama (33.3%) and Odebrecht (33.3%). The two main areas of production are the Tazua and Ginge river diversions on the Cuango. In the year 2000 production from this project was reported to be 210,000 carats of diamonds and this rose to 419,000 carats in 2001 (Source:
AfricanXchange). The authors have not verified this information and this production is not necessarily indicative of the mineralisation on the properties which are the subject of this report.

15.      MINERAL PROCESSING AND METALLURGICAL TESTING

No testwork has been carried out by IDAS on gravels from the Cuango channel or adjacent sediments.

16.      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No resources are being stated in this report.

17.      OTHER RELEVANT DATA AND INFORMATION

Not applicable.

18.      INTERPRETATION AND CONCLUSIONS

Following the identification of the targets listed in section 8, it has been concluded that within the mining permit:-

o The southeastern part of the Luremo diamond deposit (as defined by Diamang) on the northern bank of the Cuango area appears to be relatively undisturbed (possibly due to the natural re-vegetation of old worked out areas).

Figure 6. TARGETS FROM DIAMANG PITTING
[GRAPHIC OF  TARGETS FROM DIAMANG PITTING OMITTED]

o Possible continuation of the diamond bearing gravels beneath the deeper cover that exists on the northeastern flank of the Luremo deposit.
o Diamang pitting indicates diamondiferous gravels in two target areas on the Cachachamba tributary to the Cuango.
o That the two stretches of the Cuango riverbed, measuring 3 and 1.2 kilometres respectively, have not been worked commercially by means of river diversions and remain undisturbed. Whilst local information indicates that local `balsa barge' dredges have been operating in the area, it is not known if they have worked these specific stretches.
o There is a favourable structure for river traps and possibly diamond sources on the Lui River.

Within the exploration permit it is concluded that:-

o There are two anomalous targets on the Cuango indicated by the Diamang pitting programme. Whilst these are in an area of artisanal activity, the remote sensing work indicates the activity to be of a lower level compared to within the mining permit to the southeast.
o At three locations along the Cuango Floodplain favourable structures exist for alluvial traps through the preferential erosion of faults etc.

19.      RECOMMENDATIONS

The end to hostilities in Angola now allows for the planning of field programmes to assess the potential of the two licences. A phased exploration is recommended as follows:-

Phase 1 requires the clearing of the Camutue mining licence of illicit miners who are currently working the property by Federal Army of Angola (FAA). Access to the area will have to be addressed as a priority, including the repair of roads and bridges since IDAS has planned to transport all field equipment by road to site. The first Phase programme would last approximately two months and should include:-

o Assessment of the level of depletion of the Luremo and Catoba mining blocks on the river Cuango and ground truthing of the conclusions drawn from the satellite image interpretation. Where the blocks have been mined then the tailings should be sampled since significant quantities of diamonds may not be recovered by the artisans. The GIS compilation highlighted the southeastern part of the Luremo block as being less mined out than the rest of the deposit and that there may be further alluvials hidden by deeper overburden along the northeastern flank of the deposit so particular attention should be paid to these areas.
o Reconnaissance of the two target areas on the Cachachamba tributary to the Cuango where Diamang pitting indicates diamondiferous gravels should be given priority.
o An assessment of the two stretches of the Cuango riverbed that were not worked commercially by means of river diversions. Whilst local information indicates that local `balsa barge' dredges have been operating in the area, it is not known if they have worked these specific stretches. Local knowledge will clearly be important and the possibility of using divers and `balsa barges' as a means of assessment in phase two should be investigated.
o Ascertain the true ground conditions within the Cuango Floodplain with particular emphasis on the areas identified as having favourable structure for river traps such as the confluence with the Lui River.

Phase two is largely dependent on phase one but will involve the sampling of areas confirmed as being of interest in phase one. Sampling may be carried out using pitting, banka drilling, use of excavators or divers and pumps as conditions dictate. Potential targets for sampling include:-
o Artisanal tailings within the mined out areas.
o Re-sampling / extension of sampling over areas indicated as being diamondiferous by Diamang on the Cachachamba.
o The Cuango riverbed where diversions were not applied.
o Targets identified within the Cuango Floodplain.

Such a programme is likely to require considerable logistical support and heavy equipment.

20.      REFERENCES

75 Diamang prospecting maps of the Luremo area with 3500 sample locations, pit depths and grades. Diamang (1971 - 1973).

The Diamond Mining and Exploration Properties of IDAS Resources in the Northern Part of the Cuango Basin, Angola. Dr Luc Rombouts (July 1995)

Visit to IDAS and Endiama in Luanda November 1996. Max Boulle, Manfred Marx and Peter Saxby (November 1996).

Endiama/Idas Resources Report. C M Medeiros (March 1998).

Angola: Prospective country for investment in mineral development. Dr Makenda Ambroise, Ministry of Geology and Mines. African Exchange Volume 1 Number 1 (May
2001).

Diamond market analysis. Mazal U'Bracla Magazine No 142 page 36 reprinted in Africa Exchange Volume 2 Number 2 (Spring 2002).

Report to accompany a geographical information system database for diamond concessions on the Cuango river, Northern Angola. A.C.A Howe International Ltd (May 2002)

Angola - A country profile and guide to investing and doing business in Angola Trade Partners UK Gov. (June 2003).

21.      DATE

This report was finalised on the 12th of August, 2003.

22.      ADDITIONAL REQUIREMENTS

Not Applicable

23.      ILLUSTRATIONS

See Figures 1 to 6.

                         APPENDIX 1. LICENCE AGREEMENT.

[LOGO OMITTED]
              EMPRESA NACIONAL DE DIAMANTES DE ANGOLA.ENDIAMA-E.P.
                               COMISSAO DE GESTAO

                                        A
                       Associacao ENDIAMA / IDAS RESOURCES

                                     Luanda

Oficio N.(0) 014/CG/01

Ex.mos Senhores,

Serve a presente para informar V/Excia que, na sequencia das medidas do Governo consagradas no Decreto 7-A/00, o Conselho de Ministros, reunido na sua sessao ordinaria aos 30 de Marco, tomou as seguintes medidas, relativamente a Associacao ENDIAMA / IDAS RESOURCES.

1.   Sao  extintos  os  direitos  de  prospeccao  e  exploracao,   concedidos  a
     Associacao em participacao ENDIAMA/IDAS, nos termos do Decreto n. (0) 23/95 de 25 de Agosto;

2. E atribuida uma area de concessao, com 2690 Km(2), para prospeccao e pesquisa e uma com 246 km(2)para a exploracao, na Bacia do Cuango, de acordo com o mapa e coordenadas em anexo;

3.   E revogado o Decreto n.(0) 23/95 de 25 de Agosto.

Assim, convindo dar cabal cumprimento as decisoes do Governo acima mencionadas, recomendamos a tomada das medidas pertinentes, em todos os dominios de actuacao da Associacao ENDIAMA/IDAS.

Aproveitamos o ensejo para remeter a V/Excia o documento intitulado "Nova politica de atribuicao de concessoes para a prospeccao e expolacao mineira no dominio dos diamantes".

Sem mais, aceitem as nossas cordiais saudacoes.

Luanda, 20 de Abril de 2001.

                                            O Coordenador da Comissao de Gestao

                                            /S/"Dr. Jose Manuel Ganga Junior"
                                            ------------------------------------
                                            Dr. Jose Manuel Ganga Junior

Rua Major Canhangulo n.o 100 -Telex n.o 30 68 /30/36 -Caixa postal 12 47- Luanda

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[MAP OMITTED]

[MAP OMITTED]
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                               REPUBLICA DE ANGOLA


     COMISSAO INTERMINISTERIAL PARA O ACOMPANHAMENTO DO SECTOR DIAMANTIFERO

NOVA POLITICA DE ATRIBUICAO DE CONCESSOES PARA A PROSPECCAO, PESQUISA E EXPLORACAO MINEIRA NO DOMINIO DOS DIAMENTES: PRINCIPIOS E CRITERIOS

INTRODUCAO

Com a aprovacao das Leis n. (0) 1/92 de 17 de Janeiro - Das Actividades Geologicas e Mineiras - e n.(0) 16/94 de 7 de Outubro - Dos Diamantes - o Estado preconizava dentre outros objectivos fundamentais uma maior e nais eficaz participacao de empresas privadas nacionais e estrangeiras, no sector diamantifero e subsequentemente, uma maior contribuicao deste importante sector da economia nacional no aumento das receitas fiscais do Estado e no processo de desenvolvimento economico-social do Pais.

Contudo uma analise aos resultados obtidos com a atribuicao de concessoes para a prospeccao, pesquisa e exploracao mineira no dominio dos diamantes permite concluir que os mesmos situam-se muito aquem dos objectivos preconizados.

Na verdade, apesar de terem sido outorgadas 31 (trinta e uma) concessoes num total de 443.000 Km(2) - area correspondente a 1/3 da superficie do territorio nacional - sem contar com as concessoes outorgadas aos pequenos operadores no ambito do PROESDA. os seus reflexos sao praticamente nulos, pois, somente um numero muito reduzido de empresas conseguiu iniciar as suas actividades mineiras, sendo que, algumas destas, tiveram que parar as suas actividades por diversas razoes.

As razoes mais evidentes que se encontram na base do quadro actual sao multiplas e complexas sendo umas de caracter objectivo e outras de caracter subjectivo designadamente:

a) incumprimento de determinados pressupostos juridico-legais vigentes e aplicaveis ao sector diamantifero;

b) ausencia de regulamentacao de determinadas leis importantes para o sector diamantifero, fundamentalmente, as Leis n. (0) 1/92 e n. (0) 16/94;

c)       situacao de instabilidade ou de guerra nas areas de concessao;

d) elevados custos de expolacao, com uma particular enfase para o transporte aereo do abastecimento tecnico-material;

e)       baixo nivel de organizacao e experiencia no ramo diamantifero;

f) notoria falta de capacidade tecnico-financeira dos detentores de licenca e/ou das empresas associadas ou subcontratadas;

g) estabelecimento de relacoes juridico - contratuais desiquilibradas do ponto de vista economico e da equidade sao as mais evidentes.

Foi, certamente, tendo em alta linha de consideracao os resultados pouco animadores do sector diamantifero e a necessidade de inversao do quadro actual que o Governo adoptou todo um conjunto de medidas, das quais se destacam a criacao da Comissao Interministerial para o Sector Diamantifero e a aprovacao dos Decretos n. (0) 7-A/00 e n. (0) 7-B/00, ambos de 11 de Fevereiro

Visa pois o presente documento apresentar um conjunto de medidas que, uma vez aprovadas pelo Governo, passarao a constituir a NOVA POLITICA DE ATRIBUICAO DE CONCESSOES PARA A PROSPECCAO, PESQUISA E EXPLORACAO MINEIRA NO DOMINIO DOS DIAMANTES

I - OBJECTIVOS:

A Nova Politica de Atribuicao de Concessoes para a Prospeccao Pesquisa e Exploracao Mineira no Dominio dos Diamantes, persegue os seguintes objectivos fundamentais:

a)   Redefinir e reforcar o papel do sector diamantifero na economia nacional;

b) facilitar e conferir maior eficacia a implementacao das medidas adoptadas pelo Governo no dominio das concessoes mineiras;

c) reforcar a capacidade de intervencao da ENDIAMA E.P. enquanto concessionaria nacional;

d) privilegiar as empresas nacionais e estrangeiras que detenham capacidade tecnica e financeira bem como experiencia comprovada no sector diamantifero;

e) contribuir para a reducao do garimpo e enquadramento legal dos garmpeiros e sua conversao em produtores artesanais.

II - PRINCIPIOS

A atribuicao de novas concessoes de direitos mineiros devera obedecer os seguintes principios fundamentais:

a) cumprimento estrito e rigoroso das leis aplicaveis ao sector diamantifero designadamente as Leis n. (0) 1/92 - Das actividades Geologicas e Mineiras - n. (0) 16/94 - Dos Diamantes bem como os Decretos n. (0) 7-A/00 e 7-B/00 ambos de 11 de Fevereiro do Conselho de Ministros bem como os respectivos Regulamentos e Normas de Procedimentos;

b) direitos de propriedade da ENDIAMA EP e do INSTITUTO GEOLOGICO DE ANGOLA sobre toda a informacao resultante da prospeccao e pesquisa trabalhos de geologia de campo e geoquimica com o objective de se detectar as anomalias e indicios de depositos minerais podendo ser negociada com empresas que pretendam desenvolver projectos de avaliacao e/ou exploracao diamantifera;

c) estabelecimento de diferencas em termos de atribuicao de concessoes entre os jazigos primarios e os jazigos secundarios privilegiando os primeiros para as concessoes em que a ENDIAMA E.P participe dada a necessidade imperiosa de salvaguarda dos interesses estrategicos do Estado nesse dominio;

d) atribuicao das areas de concessao em regime de exclusividade isto e a cada area deve corresponder um so titular de direitos mineiros;

e)       criacao de zones mineiras de reserva;

f) criacao de blocos de prospeccao e de exploracao diamantiferas com areas ate 3000km(2);

g)       definicao de areas para a exploracao artesanal;

h) promocao de concursos ou consultas publicas para a concessao de areas ou projectos com potencial diamantifero ja conhecido;

i) obrigatoriedade da ENDIAMA E.P na qualidade de concessionaria do Estado possuir sempre uma participacao maioritaria ainda que relativa nos contratos de sociedade de associacao em participacao ou outro tipo de contrato de cooperacao inter-empresarial;

j) pagamento de um montante (bonus) ao Estado a ser definido caso a caso a titulo premio de participacao para o financiamento de projectos socias.

III - CRITERIOS

Na analise e decisao de pedidos de concessao de direitos mineiros deverse-a exigir cumulativamente os seguintes requisitos:

a) idoneidade reconhecida e inexistencia de antecedentes negativos nas anteriores parcerias com a Endiama ou com outras empresas no ramo diamantifero

b) capacidade financeira comprovada mediante comprovativo de afectacao de fundos proprios no valor de pelo menos 30% do valor global do projecto a realizar para os jazigos primarios e 15% para os secundarios.

c) apresentacao de uma Garantia Bancaria emitida por um banco de reconhecida e inquestionavel idoneidade internacional equivalente a 70% do valor global do projecto a realizar para os primarios e 85% para os secundarios

d)       capacidade tecnica e nivel organizacional aceitaveis

e) a industria mineira deve ser o principal dominio do respectivo objecto social da empresa ou de preferencia o unico

f) experiencia comprovada na gestao de empreendimentos empresariais de preferncia no sector mineriro

g) o curriculum dos principais gestores deve incluir experiencia comprovada na industria mineira de preferencia no sector diamantifero


                Commissao Interministerial do Sector Diamantifero

                                Fevereiro de 2001

             NATIONAL DIAMOND COMPANY OF ANGOLA MANAGEMENT COMMITTEE

TO: THE ASSOCIATION OF ENDIAMA/IDAS RESOURCES

Official letter number 014/CG/01

Dear Sirs,

The following letter is to inform you that under the sequence of measures set out by the government, in Decree no. 7-A/00, the counsel of Ministers, in an ordinary session of the 30th of March, took the following measures relative to the Association ENDIAMA IDAS RESOURCES:

1. The rights of prospection and exploration conceded to the ENDIAMA/IDAS Joint Venture in the terms of the Decree number 23/95 of 25th of August are defunct.
2. A concession area of 2690km(2), for prospection and reconnaissance, and an area of 246km(2) for exploitation in the Cuango Basin, according to the annexed maps and coordinates, are awarded.
3.       The Decree 23/95 of 25 August is revoked.

So, in order to be in full compliance with the decisions of the Government mentioned above, we recommend that the appropriate measures be undertaken, in all the appropriate realms of activity of the ENDIAMA/IDAS Joint Venture.

We take advantage of the opportunity to send to you the document entitled "New policy for the awarding of concessions of exploration and exploitation in the realm of diamonds".

Without more to say, please accept our cordial best wishes Luanda 20 April 2001-04-25

The Coordinator of the Management Committee
Dr. Jose Manuel Ganga Junior

                               REPUBLIC OF ANGOLA

        INTERMINISTERIAL COMMITTEE FOR THE SUPPORT OF THE DIAMOND SECTOR

NEW POLICY FOR THE AWARDING OF MINING CONCESSIONS FOR PROSPECTION, EXPLORATION AND EXPLOITATION IN THE FIELD OF DIAMONDS; PRINCIPLES AND CRITERIA

INTRODUCTION
Following the passing of the Laws of 1/92 of 17th January - Mining and Geological Activities - and 16/94 of 7th October - Diamonds - the State recognised, amongst other fundamental objectives, a larger and more effective participation of private companies, national and foreign, in the diamond sector, and subsequently, a major contribution of this important sector of the national economy in the increase of fiscal revenue and the process of socio-economic development of the country.

Nevertheless, an analysis of the results obtained from the distribution of the concessions for prospection exploration and exploitation in the diamond field has led to the conclusion that they are very far from achieving the preconceived objectives.

In truth, apart from having given out 31 (thirty one) concession with a total of 443,000 km(2) - an area corresponding to one third of the surface area of the national territory - without counting the concessions given out to small operators under the aupices of PROESDA, there have been practically no highlights, since, only a very reduced number of companies have managed to initiate their mining activities, some of them having had to stop their activities for various reasons.

The most obvious reasons, which are set down in the following list, are multiple and complex, some being of an objective character and some being of a subjective nature:

a) Non-compliance with the judicial-legal requirements in force and applicable to the diamond sector,
b) The absence of regulation for some important laws for the diamond sector, fundamentally the Laws no.1/92 and 16/94;
c)   The unstable situation or war in the concession areas;
d) High cost of exploitation with a particular emphasis for the aerial transport of supplies of technical-material goods;
e)   The low level of organisation and experience in the field of diamonds
f) Notorious lack of technical-financial capacity of licence holders and of their associates or subcontractors;
g) The establishment of unbalanced contractual-juridical relationships from an economic and equality point of view are most evident.

The less than edifying results from the diamond sector and the need for investment in the sector were, certainly, taken into account for the Government to adopt a whole package of measures including the formation of the Interministerial Commission for the Diamond

Sector and for the approval of the Decrees no. 7-A/00 and no 7-B/00, both of 11th February.

The point of this present document is to present a package of measures which, once approved by Government, will become the "New Policy for the Awarding of Mining Concessions for Prospection, Exploration and Exploitation in the Diamond Sector"

I. OBJECTIVES
The New Policy for the Awarding of Mining Concessions for Prospection, Exploration and Exploitation in the Diamond Sector, has the following fundamental objectives in mind:

a) Redefinition and reinforcement of the diamond sector in the national economy;
b) Facilitation and ensuring of improved efficiency of the measures adopted by the Government in the realm of mining concessions;
c) Reinforcement of the capacity of intervention of ENDIAMA as a national concession holder
d) Giving priority to national and foreign companies with proven technical and financial capacity as well as experience in the diamond sector;
e) Contribution to the reduction of garimpeiros and the legal fencing in of the garimpeiros and their conversion into artisanal producers.

II.      PRINCIPLES
The attribution of new concessions of mining rights should obey the following principles:
a) Strict and rigorous compliance with the applicable laws for the diamond sector designated in the Laws of 1/92 - Geological and Mining Activities - and 16/94 - Diamonds- as well as the Decrees no.7-A/00 and 7-B/00, both of 11 February of the Counsel of Ministers as well as the representative regulations and procedural norms.
b) The proprietary rights of ENDIAMA EP and of the Angolan Geological Institute over the information resulting from Prospection and Exploration, geological field studies, with the objective of detecting anomalies and indicators of deposits, which can be negotiated with the companies which hope to develop projects of evaluation or exploitation in the diamond sector.
c) The establishment of different terms of attribution for concessions containing primary deposits and secondary deposits, giving priority for the first group to concessions in which ENDIAMA participates, given the necessity of safeguarding the strategic interests on the State in this dominium.
d) Attribution of exclusivity to the concession, that is; each area should only have one holder of the mining rights.
e)   Creation of Reserved Mineral zones
f) Creation of blocks for the Exploration and Exploitation of diamonds, with areas up to 3000 km(2)
g)   Definition of areas for artisanal exploitation

h) Promotion of Tenders or public consultation for the concession of areas or projects with known diamond potential
i) Obligation of ENDIAMA as the holder of the state concession to always have a majority shareholding, although relative, (not sure what that means) in the terms of the company contract, for joint venture, or inter-company cooperation
j) To pay an amount (bonus) to the State to be determined on a case by case basis according to the premium for participation for financing social projects.

III. CRITERIA
In the analysis and decision of the requests for the concession of mining rights, the following requirements also follow;

a) Spotless reputation and the inexistence of negative antecedents in anterior partnerships with ENDIAMA or with other companies in the field of diamonds.
b) Proven financial capacity in the form of proof of the ownership of funds of at least 30% of the global value of the project to be realised for primary deposits and 15% for secondary deposits
c) Presentation of a Bank Guarantee emitted by a recognised bank and unquestionable international reputation, equivalent to 70% of the global value of the project to be realised for primary deposits and 85% for secondary deposits.
d)   Acceptable technical and organisational capacity
e) The mining industry should be the principle activity of the respective company, or preferably, the only activity;
f) Proven experience in the management of company undertakings (start-ups?), preferably in the mining sector
g) The curriculums of the principle managers should include proven mineral industry experience, preferably in the diamond sector.

                Interministerial Committee for the Diamond Sector
                                  February 2001

      APPENDIX 2. HEADS OF AGREEMENT BETWEEN IDAS, ENDIAMA AND TWINS LTD.

                                     ACORDO
                                       DE
                                   INTENCOES

                                     ENTRE:
                                 ENDIAMA, E.P.
                              IDAS RESOURCES, N.V.
                                  TWINS, LTD.

                                                                  AGOSTO DE 2002

                               ACORDO DE INTENCOES



Entre a

EMPRESA NACIONAL DE DIAMANTES DE ANGOLA - ENDIAMA, E.P., com sede na Rua Major Kanhangulo no 100 em Luanda, Angola, e adiante designada abreviadamente por "ENDIAMA", representada neste acto pelo Dr. Manuel Arnaldo de Sousa Calado, na qualidade de Presidente do Conselho de Administracao;

a

IDAS RESOURCES, N.V., uma sociedade com sede em Curacao nas Antilhas Holandesas e adiante designada, abreviadamente, por IDAS, representada neste acto, por Bernard Pryor, na qualidade de Director;

e

TWINS LTD., uma sociedade com sede nas Ilhas Cook (Pacifico) e representada neste acto pelo Sr General Antonio dos Santos Franca, na qualidade de Director,

Considerando que:

A ENDIAMA, E.P., e uma empresa publica, detentora dos direitos mineiros, em exclusividade, que tem vindo a exercer, ao abrigo das Leis 1/92 e 16/94, os direitos de prospeccao, pesquisa, reconhecimento e exploracao de diamantes;

A IDAS no decurso das negociacoes manifestou ter capacidade de mobilizar a tecnologia e os recursos financeiros necessarios para por em pratica programas de pesquisa, avaliacao e exploracao de jazigos de diamantes na area do LUREMO/CATOBA;

A TWINS, LTD, manifestou ter capacidade de participar nos trabalhos referentes a execucao do projecto de pesquisa, avaliacao e exploracao de diamantes;

O presente Acordo reger-se-a pelas condicoes constantes dos artigos seguintes:

                                   ARTIGO 1
                               (Objecto do Acordo)

1. O presente acordo tem por objecto constituir uma Sociedade por Quotas de Responsabilidade Limitada entre a ENDIAMA, a IDAS, e a TWINS, LTD, para exercicio dos direitos mineiros de prospeccao, pesquisa, avaliacao e exploracao de diamantes, concedidos a ENDIAMA para a area do LUREMO/CATOBA, na Provincia da Lunda Norte.

2. Os direitos mineiros a que se refere o numero anterior, serao exercidos pela sociedade a constituir, nos termos da lei.

3. Constituem ainda objecto deste Acordo, o financiamento do Projecto por parte da IDAS, para execucao dos programas de prospeccao, pesquisa e avaliacao.


                                   ARTIGO 2
                                    (Duracao)

1. Este Acordo sera valido ate a constituicao da Socidade, referida no artigo 1 presente Acordo.

2. As emendas ao presente Acordo so serao validas mediante acordo escrito das partes e celebradas sob a forma de uma adenda.


                                   ARTIGO 3
        (Area da Licenca de Prospeccao, Pesquisa, Avaliacao e Exploracao)

1. Todas as operacoes geologico-mineiras que vierem a constituir objecto da Licenca de Prospeccao e de Exploracao serao realizadas dentro das areas definidas pelas coordenadas dos vertices tal como definidas no Anexo A

2. Se for localizado algum Jazigo que se estenda para fora dos limites da area referida no numero anterior, em local que nao esteja abrangido por qualquer Contrato ou compromisso formal para a investigacao geologico-mineira ou exploracao, com terceira entidade, a Area da Licenca de Prospeccao podera ser alargada por entendimento mutuo, por forma a garantir o reconhecimento e a exploracao desse jazigo, nos termos da lei.

3. Caso se verifique a situacao prevista no numero anterior a ENDIAMA devera requerer os correspondentes direitos mineiros, em favor da sociedade a ser constituida.

                                   ARTIGO 4
                            (Sociedade a Constituir)

1.   A Sociedade a constituir,  integrara as seguintes participacoes:
        a) ENDIAMA 38%
        b) IDAS 49%
        c) TWINS, LTD 13%

2. Desde o periodo de captacao dos financiamentos para os investimentos do Projecto, ate ao reembolso dos mesmos, a IDAS tera uma participacao maioritaria de 51% do capital social, ficando a TWINS, LTD com 11%.


                                   ARTIGO 5
                             (Obrigacoes da ENDIAMA)

No ambito do presente acordo a ENDIAMA tera, entre outras, as seguintes atribuicoes:

a) Valorizar e fornecer, mediante pagamento respectivo pela Sociedade a constituir, todos os dados e estudos de natureza geologica e mineira disponiveis, incluindo os ja cedidos, com interesse para as operacoes geologico-mineiras, apos a sua avaliacao, por uma empresa independente de idoneidade reconhecida;

b)   Manter as autoridades angolanas informadas do desenvolvimento do Projecto;

c) Colocar a disposicao os trabalhadores angolanos da ENDIMA, que na opiniao dos socios sejam necessarios ao Projecto e preencham os requisitos exigidos.

                                   ARTIGO 6
                              (Obrigacoes da IDAS)

No ambito do presente acordo a IDAS tera, de entre outras, as seguintes atribuicoes:

a) Apresentar comprovativo de fundos propios no valor de 15% (quinze por cento), do custo dos investimentos estimados, por forma a garantir a eficiencia das operacoes;

b) Nao recorrer ao fundo cambial da Republica de Angola para assegurar o financiamento das operacoes;

c) Cumprir a legislacao angolana referente as empresas estrangeiras que financiem Projectos em Angola e as disposicoes do presente Acordo.

                                   ARTIGO 7
                           (Obrigacoes da TWINS, LTD)

No ambito do presente acordo a TWINS, LTD, tera, entre outras, as seguintes atribuicoes:

a) Mobilizar os meios necessarios ao seu alcance, por forma a garantir a eficiencia e a seguranca das operacoes.

b) Nao recorrer ao fundo cambial da Republica de Angola para assegurar o financiamento das operacoes;

c) Cumprir a legislacao angolana referente as empresas estrangeiras que financiem Projectos em Angola e as disposicoes do presente Acordo.


                                   ARTIGO 8
                               (Obrigacoes Comuns)

As Partes obrigam-se a negociar os futuros acordos de forma celere, com base nos principios da boa fe.


                                   ARTIGO 9
                              (Gestao do Projecto)
As Partes acordam que a gestao do Projecto da Sociedade a constituir seja conjunta antes e depois do reembolso dos investimentos.


                                  ARTIGO 10
                         (Reembolso dos Financiamentos)

1. Os financiamentos / investimentos realizados e os suprimentos dos socios serao reembolsados a partir das receitas provenientes dos resultados do Projecto na fase de exploracao, caso houver.

2. Os termos do reembolso incluindo os juros, serao estipulados no momento da constituicao da sociedade com a elaboracao do Contrato de Sociedade.

3. No caso de nao haver exploracao mineira, os financiamentos / investimentos executados na fase de prospeccao e referidos nos numeros anteriores, serao da conta e risco da IDAS, nao cabendo a ENDIAMA o seu reembolso.

4. No acto da comercializacao, depois de deduzidos os custos operacionais, a amortizacao da parcela dos investimentos e os impostos, sera feita a distribuicao antecipada dos dividendos, de acordo com a legislacao em vigor.

                                  ARTIGO 11
                  (Utilizacao de Consultores e Subcontratados)

1. E permidida a utilizacao de empresas e consultores subcontratados apenas para a execucao de trabalhos ou emissao de pareceres sobre materias especializadas que nao caiam no ambito das tarefas e trabalhos de rotina exigidos pela execucao dos programas que consitutem objecto deste Contrato.

2.   Os  encargos   decorrentes   da   utilizacao   de  empresas  e  consultores
     subcontratados, serao integralmente suportados pela Sociedade a constituir.


                                  ARTIGO 12
                                (Comercializacao)

1.   A  comercializacao  de  diamantes  sera feita nos termos da lei em vigor em
     Angola.

2. Os socios da Empresa reconhecem o actual sistema de fixacao de precos e comercializacao de diamantes em Angola. Por outro lado, acordam, que uma avaliacao independente dos diamantes e a possibilidade de controlarem a comercializacao dos diamantes no mercado internacional e critica para o financiamento do projecto.

3. Deste modo, a Empresa envidara esforcos no sentido de negociar com a SODIAM e a ASCORP um acordo aceitavel para fixacao de precos e comercializacao de diamantes do projecto.


                                 ARTIGO 13
                           (Outros Recursos Minerais)

As Partes acordam como principio, caso haja descoberta de jazigos primarios diamantiferos ou de outros minerais, na area da concessao, negociariam novos acordos para o seu aproveitamento e respectivo desenvolvimento.

                                  ARTIGO 14
                                (Accoes Sociais)

1. As partes acordam como principio, discutir com as autoridades locais as obras de impacto social, durante a fase de elaboracao do estudo de viabilidade tecnico-economica, destacando, entre outras:

a)   Melhoramento da pista do Luremo;
b)   Construcao de centros medicos e escolas;
c)   Cooperacao no melhoramento do abastecimento de agua e energia.

2. Tais accoes deverao ser desenvolvidas, mediante a elaboracao de programas especificos, devidamente cronogramados e valorizados e, de acordo com os principos gerais das accoes de caracter social a serem estabelecidos no ambito do Contrato de exploracao a celebrar entre as Partes.


                                  ARTIGO 15
                               (Lingua a Utilizar)

O presente acordo e todos os documentos, registos de informacao e correspondencia oficial relativos as operacoes e outros abrangidos pelo objecto do presente Acordo serao redigidos em lingua portuguesa.



                                  ARTIGO 16
                                 (Notificacoes)

1. Qualquer notificacao, declaracao ou outra comunicacao a ser feita por uma das Partes a outra sera considerada realizada se feita por escrito e entregue por mao propria (ou com recurso a correio especial) ou enviada por telex ou telefax.

2. Qualquer notificacao, declaracao ou outra comunicacao sera considerada valida a partir do dia da sua recepcao por mao propria ou no dia util imediato ao da transmissao se esta for feita por telex ou telefax.

3. Todas as notificacoes, declaracoes ou outras comunicacoes deverao ser dirigidas a:

         EMPRESA NACIONAL DE DIAMANTES DE ANGOLA
         Rua Major Kanhangulo, no 100
         Telex 3068/3046
         Telefax 337276/336983
         Email: pca@endiama.ebonet.net
         Luanda - Angola

         IDAS Resources, N.V.
         Rua Rainha Ginga no74, 10(degrees) andar
         Tel: 338709/338693 ou +44 20 7355 3552
         Fax: 338698/338661 ou +44 20 7355 3554
         Email: London@am-min.com
         Luanda - Angola

         TWINS, LTD.
         ANZ House, Main Road,
         Avarua,
         Rarotonga,
         Cook Islands.

                                  ARTIGO 17
                              (Disposicoes Finais)

         As Partes comprometem-se a firmar um Contrato de Sociedade, mais detalhado e abrangente versando, entre outras, as seguintes materias;

          a)   Definicao dos termos;
          b)   Relatorios de producao;
          c)   Normas de solucao de conflitos;
          d)   Decisoes de producao;
          e) Normas sobre direitos e obrigacoes decorrentes dos Investimentos e Financiamentos, prazos de validade e reembolso, resolucao e penalidades por incumprimento;
          f)   Propriedade dos bens;
          g) Nos termos da lei em vigor, normas sobre dividendos, lucros, sua afectacao e distribuicao e/ou antecipacao.


                                  ARTIGO 18
                              (Anexos Contratuais)

As Partes acordam anexar ao Contrato de Exploracao, o Programa de Exploracao, Plano de Exploracao Geologica, Programa de Formacao Profissional, Programa de Proteccao Ambiental, Programa de Apoio ao Desenvolvimento Social, Principios Gerais sobre a Politica de Recursos Humanos, Principios Gerais sobre as Accoes de

Caracter Social e os Principios Gerais sobre a Recuperacao ou Reposicao do Meio Ambiente.

                                  ARTIGO 19
                                   (Originais)

Este acordo e celebrado em 3 (tres) exemplares originais em lingua portuguesa, fazendo todos igual fe.


                                  ARTIGO 20
                               (Anexos ao Acordo)

Este acordo e completado pelos Anexos que dele fazem parte integrante, dentre os quais se destacam a descricao da Area da Licenca de Prospeccao e de Exploracao incluindo as devidas coordenadas geograficas.


Luanda, aos 20 de Agosto de 2002


Pela EMPRESA NACIONAL DE DIAMANTES DE ANGOLA

/s/"Dr. Manuel Arnaldo de Sousa Calado"


Pela IDAS RESOURCES N.V.

/s/"Bernard Pryor"



Pela TWINS, LTD.

/s/"General Antonio dos Santos Franca Ndalo"

                    HEADS OF AGREEMENT BETWEEN ENDIAMA, IDAS,
                              TWINS LTD AND NEW CO


                                 20 August 2002


                                 LUANDA, ANGOLA

                               HEADS OF AGREEMENT


Between
THE NATIONAL DIAMOND COMPANY OF ANGOLA - ENDIAMA, E.P., with head office in Rua Major Kanhangulo, No. 100 in Luanda, Angola, and from now on abbreviated to "ENDIAMA", here represented by Dr Manuel Arnaldo de Sousa Calado, in his capacity as President of the Administrative Council of ENDIAMA, E.P.;

IDAS RESOURCES, a company with headquarters in Curacao in the Dutch Antilles, henceforth abbreviated to IDAS, here represented by Bernard Pryor in his capacity as Director;

And

TWINS LTD, a company with its headquarters in the Cook Islands (Pacific) and here represented by General Antonio dos Santos Franca, in his capacity as Director.

Considering that:

ENDIAMA, E.P., is a public company and the exclusive holder of the mining rights, which are exercised, under the terms of the Laws 1/92 and 16/94, over the rights of prospecting, exploration, evaluation and exploitation of the diamond deposits;

IDAS during the course of its negotiations, demonstrated its capacity to mobilise the technology and financial resources necessary to implement programs of exploration, evaluation and exploitation of the diamond deposits in the area of Luremo/Catoba;

TWINS LTD has shown its capacity to participate in the operations pertaining to the execution of the project for investigation, evaluation and exploitation of diamonds.

The present agreement is governed by the conditions established in the following articles;

                                   ARTICLE 1
                            (Object of the Agreement)

1. The object of the present agreement is the formation of a Limited Liability Private Company between ENDIAMA, IDAS, AND TWINS LTD, which will exercise the mining rights of exploration, investigation, evaluation and exploitation of diamonds, conceded to ENDIAMA for the area of Luremo/Catoba in the Province of Lunda Norte.

2. The mining rights that are referred to in the preceding clause, will be exercised by the company to be incorporated under the law.

3. The financing of the project, which will be undertaken by IDAS in order to carry out the exploration, investigation and evaluation programs, also constitutes an object of this agreement


                                    ARTICLE 2
                                   (Duration)

1. This agreement will be valid up until the incorporation of the company referred to in Article 1 of this Heads of Agreement.

2. Amendments to the present agreement will only be enforceable if done in writing and signed by both parties, in the form of an addendum.


                                    ARTICLE 3
 (Area of the Licence for Prospecting, Exploration, Evaluation and Exploitation)

1. All the geological-mining operations which constitute the purpose of the Licence of Exploration and of Exploitation will be undertaken within the areas defined by the coordinates of the vertices as defined in Annex A.

2. If any deposit is found which extends outside the limits of the area referred to in the preceding clause, in a place that is neither bound by any contract nor formal promise for geological-mining reconnaissance by a third party, the Area of the Exploration Licence can be enlarged by mutual consent, in order to guarantee the investigation and exploitation of this deposit under the law in force.

3. If the situation detailed in the preceding clause is verified, ENDIAMA should acquire the corresponding mining rights on behalf of the Company to be incorporated.

                                    ARTICLE 4
                         (Incorporation of the Company)

1.   The Company to be incorporated shall have the following capital structure:

         ENDIAMA                    38%
         IDAS                       49%
         TWINS LTD.                 13%

2. During the period of repayment of the finance for investment in the project, until the full repayment of the same, IDAS will have a majority shareholding of 51% of the share capital, whilst TWINS LTD. have 11%

                                    ARTICLE 5
                            (Obligations of ENDIAMA)

Under the terms of the present agreement ENDIAMA will have, among others, the following obligations:

a) Following an evaluation by an independent company of acknowledged reputation, make an evaluation of, and provide all the available data and studies of a geological nature, relevant to the geological-mining operations, including those already provided, in return for payment,
b)   Keep the Angolan authorities informed about the progress of the project
c) Provide Angolan staff from Endiama, who, in the opinion of the shareholders, are necessary for the project and who fulfil the necessary requirements.

                                    ARTICLE 6
                              (Obligations OF IDAS)

Under the terms of the present agreement IDAS will have the following obligations:

a)   To  present  proof of having  own funds to the  value of 15%  (fifteen  per cent), of the cost of the estimated investments, in order to guarantee the efficiency of the operations.
b) Not to use the foreign exchange fund of Angola to assure the financing of the operations
c) To comply with Angolan legislation referring to foreign companies that finance projects in Angola and the stipulations of the present agreement.

                                   ARTICLE 7
                           (Obligations of TWINS LTD.)

Under the terms of the present agreement TWINS LTD. will have, among others, the following obligations:

a) Mobilise the necessary means under its control, in order to guarantee the efficiency and safety of the operations.
b) Not to use the foreign exchange fund of Angola to assure the financing of the operations
c) To comply with Angolan legislation referring to foreign companies that finance projects in Angola and the dispositions of the present agreement

                                    ARTICLE 8
                              (Common Obligations)
The parties are obliged to negotiate future agreements with due speed, based on the principal of good faith.

                                    ARTICLE 9
                           (Management of the Project)
The parties agree to the joint management of the project of the company to be incorporated, before and after the repayment of the investment.

                                   ARTICLE 10
                           (Reimbursement of Finance)

1.   The  finance/investments   realised  and  any  shareholder  loans  will  be
     reimbursed from the income resulting from the project during the phase of exploitation, if such a phase occurs.

2. The terms of the reimbursement including interest will be defined, when the Company is incorporated, in the Articles of Association.

3. If no exploitation is undertaken, the finance/investments made over the exploration phase, and referred to in preceding clauses, will be made at the risk of IDAS and will not fall to ENDIAMA to reimburse them.

4. Following marketing, after the deduction of the operational costs, the payment of instalments towards the investments and of taxes, the profit will then be distributed to the parties in advance (of total loan repayment), in accordance with the law in force.

                                   ARTICLE 11
                     (Use of Consultants and Subcontractors)

1. The use of subcontracted companies and consultants is permitted only for the carrying out of work or for the issuing of opinions relating to specialised subject matter which does not fall within the framework of routine functions and works programmed under the object of this contract.

2.   The  charges  resulting  from  the  use  of  subcontracted   companies  and
     consultants will be borne by the company to be incorporated

                                   ARTICLE 12
                               (Commercialisation)

1. The commercialisation of the diamonds will be made under the terms of the law in force in Angola.

2. The shareholders recognise the current system in Angola for the pricing and selling of diamonds. On the other hand, the shareholders agree that independent valuation of diamonds and the ability to control the marketing of its diamond production on the world market is critical to the ability to finance the project.

3. Therefore the Company agrees to negotiate with SODIAM and ASCORP to reach an acceptable agreement on the pricing and marketing of diamond from the project.


                                   ARTICLE 13
                            (Other Mineral Deposits)

The parties agree in principle that if deposits of primary diamonds or of other minerals are discovered in the concession, they will negotiate new agreements in order to take advantage of and develop them.


                                   ARTICLE 14
                              (Social Development)

1. During the study of technical-economic viability, the Parties agree in principle to discuss with Local Authorities, among others, works of a social impact such as;
     a)   The improvement of the Luremo road
     b)   Construction of medical centres and of schools
     c)   Cooperation in the improvement of the supply of water and electricity.

2. Such actions shall be undertaken by means of the elaboration of specific programs, which shall be timetabled and evaluated according to the general principles of actions of a social character to be established under the contract of exploitation to be signed by the parties.

                                   ARTICLE 15
                              (Language to be used)

The present agreement and all the documents, registers of information and official correspondence relevant to the operations and other work covered by the object of the present agreement will be written in Portuguese.

                                   ARTICLE 16
                                 (Notifications)

1. Any notification, declaration or other communication that is to be made by one of the Parties to the other, shall be considered as received if done in writing and delivered by hand (with recourse to special mail) or sent by telex or telefax.

2. Any notification, declaration or communication will be considered valid from the day of its reception delivered by hand or the next working day for a transmission made by telex or telefax.

3.   All notifications,  declarations or communications  should be addressed to:
         EMPRESA NACIONAL DE DIAMANTES DE ANGOLA
         Rua Major Kanhangulo No.100
         Telex 3068/3046
         Telefax 337276/336983
         Email:pca@endiama.ebonet.net
         Luanda Angola

         IDAS Resources INC. (Luanda)
         Rua Rainha Ginga No. 74, 10 andar
         Tel: 338709/338693 or +44 20 7355 3552
         Fax: 338698/338661 or +44 20 73553554
         Email: london@am-min.com
         Luanda, Angola

         TWINS LTD.
         ANZ House,
         Main Road,
         Avarua,
         Rarotonga,
         Cook Islands.

                                   ARTICLE 17
                              (Final Dispositions)

The Parties promise to agree more detailed and binding Company Contract, dealing with, amongst others, the following matters:
a)   Definition of Terms
b)   Production reports
c)   Rules for Conflict Resolution
d)   Production Decisions
e) Rule about the rights and obligations dealing with investments and finance, terms of validity and reimbursement, termination, penalties for failure to comply
f)   Ownership of goods
g) Under the terms of the law in force, rules about dividends, profits, their distribution and/or anticipation

                                   ARTICLE 18
                              (Contractual Annexes)

The Parties agree to annex to the Concession Contract for Exploitation: the Exploitation program, the plan for geological exploitation, the program for professional training, the program for environmental protection and a program for the support of social development, the general principles for human resources policy, the general principles for actions of social character and general principles for the environmental recovery and rehabilitation.

                                   ARTICLE 19
                                   (Originals)

Three (3) originals of this agreement, written in Portuguese, all of them identical, have been signed.
                                   ARTICLE 20
                           (Annexes to the Agreement)

This agreement is completed by the Annexes, which make up an integral part of it, amongst which are found the description of the Licence Area for Exploration and Exploitation including the necessary geographical coordinates.

Luanda, 20 August 2002

for ENDIAMA

for IDAS

for TWINS LTD.

         APPENDIX 3. AGREED MINUTE BETWEEN IDAS, ENDIAMA AND TWINS LTD.

                                 ACTA ACORDADA

ENTRE



A EMPRESA NACIONAL DE DIAMANTES DE ANGOLA-ENDIAMA, E.P., com sede na Rua Major Kanhangulo n(0)100, em Luanda, Angola, representada pelo Dr. Manuel Arnaldo de Sousa Calado, na qualidade de Presidente do Conselho de Administracao;


A IDAS RESOURCES N.V., uma sociedade com sede em Curacao, nas Antilhas Holandesas, representada por Tim Read na sua qualidade de Presidente e Director Geral,


E

A  TWINS  LIMITED,   uma  sociedade  com  sede  nas  Cook  Islands   (Pacifico),
representada pelo General Antonio dos Santos Franca, na qualidade de Director


1. Considerando a necessidade de clarificar e acordar as posicoes das partes relativamente aos assuntos chave que levaram a suspensao das negociacoes em conformidade com a carta N/ Ref(a) n(0) 471/PCA-ADM.GP/02 da Endiama tiveram lugar, nos dias 2 a 4 de Dezembro de 2002 conversacoes na sede da Endiama em Angola, com vista a clarificar as razoes da discordancia e chegar a um compromisso que satisfaca todas as partes envolvidas no projecto de LUREMO.


2.   Para tal participaram  nestas  conversacoes,  por parte da IDAS os Srs. Tim
     Read, PDG de America Mineral Fields Inc. ("AMF"), e Director de IDAS, participada pela primera, Bernard Pryor, Director de IDAS, e as Sras. Pippa Jeffcock, Directora Geral de Angola, e Celia Meneses, advogada da IDAS, por parte da TWINS a Sra Helena Jardim e por parte da Endiama os Srs Manuel Watangua, AGP, Manuel Tiago Dias, Assessor do C.(a) de Endiama, N'Tiama Makiadi, membro de Comissao de Gestao IDAS, e Antonio Domingos, jurista de Endiama

3.       Os assuntos discutidos nestas conversacoes foram:

a.Modelo societario;

b.Investimento Minimo;

c.Bonus;

d.Pagamento da informacao geologica somente a Endiama;

e.Estrutura do reembolso do Investimento e da afectacao antecipada dos dividendos.


4.   Sobre os assuntos acima mencionados as partes acordaram no seguinte:


a.   Quanto ao Modelo Societario as partes acordaram o seguinte:

     o O Conselho de Gerencia sera composto por cinco membros sendo 3 (tres) nomeados pela IDAS, 1(um) pela TWINS e 1(um) pela ENDIAMA.
     o    O Presidente da Mesa da Assembleia Geral sera designado pela TWINS.
     o O Presidente do Conselho de Administracao e do Conselho Fiscal serao designados pela ENDIAMA.
     o O Conselho Fiscal sera composto por tres membros representando cada um dos socios.
     o O Director Geral da sociedade sera designado pela IDAS. e o Adjunto do Director Geral designado pela Endiama.
     o Os Directores para as areas da Administracao e Financas serao designados pela IDAS.
     o O Director de Operacoes Mineiras sera designado pela IDAS e o Adjunto do Director de Operacoes Mineiras sera designado pela Endiama.

b. Quanto ao Investimento Minimo, as partes acordaram que este sera no valor de um milhao e meio de dolares americanos (1 500 000 USD) para o Contrato de Exploracao e num valor adicional identico para o Contrato de Prospeccao totalizando, de forma agregada, um valor minimo de investimento de tres milhoes de dolares americanos (3 000 000 USD) . Parte do investimento minimo sera realizado na construcao de infra-estrutras e no suporte financeiro de despesas comuns que serao utilizadas no ambito da
     implementacao   quer  do  Contrato  de  Exploracao   quer  do  Contrato  de
     Prospeccao.


c. Quanto ao Bonus as partes concordaram que a IDAS pagara 10% dos dividendos a Endiama durante um periodo de 18 meses.


d. Quanto ao pagamento da informacao geologica somente a Endiama, as partes concordaram que esta sera paga pela sociedade a Endiama desde que, seja considerada util e relevante para o projecto e o seu valor, seja determinado por uma empresa especialista independente e de reconhecida competencia internacional.

e. Relativamente ao principio da distribuicao antecipada de dividendos as partes concordaram que, esta so devera ocorrer apos a deducao dos custos operacionais, dos juros, dos impostos e taxas devidos ao Estado Angolano, da reserva legal, da reserva de capital, Capital Expenditure aprovado e o fundo para os projectos sociais, de acordo com a Lei.

As ndespessas incorridas pelas partes anteriormente ao registo da sociedade serao auditadas por uma empresa seleccionada por censenso das partes e reembolsadas pelo projecte.

A reparticao dos fundos remanescentes serao para amortizar a investimento , juros e dividendos da seguinte forma:

60% para a amortizacao dos investimentos realizados e

40% para a distribuicao antecipada de dividendos, em conformidade com a Lei em vigor.

As partes acordaram igualmente com todo o texto do Contrato de Exploracao, devendo agora a Endiama solicitar os textos do Decreto respectivo e facilitar a publicacao no Diario da Republica.

As partes deverao finalizar os textos do Contrato de Prospeccao e dos Estatutos da Luminas com base no texto acordado do Contrato de Exploracao. Logo que todos os documentos acima mencionados estejam prontos e assinados, proceder-se-a ao registo da sociedade para se iniciar o projecto.



Feito e assinado em Luanda, aos 4 de Dezembro de 2002.

Presidente do Conselho de Adminstracao da Endiama

--------------------------------------------------------------------------------

Presidente e CEO America Mineral Fields Inc.

--------------------------------------------------------------------------------


Director Geral TWINS Limitada

--------------------------------------------------------------------------------

Testemunhas

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 AGREED MINUTE

BETWEEN

THE NATIONAL DIAMOND MINING COMPANY OF ANGOLA, ENDIAMA, E.P., with its headquarters in Rua Major Kanhangualo No. 100, in Luanda, Angola, represented by Dr Manual Arnaldo de Sousa Calado, in his capacity as the President of the Board of Directors;

IDAS RESOURCES N.V., a company with its headquarters in Curacao, in the Dutch Antilles, represented by Tim Read, in his capacity as President and Managing Director,

And

TWINS LIMITED, a company with its headquarters in the Cook Islands (Pacific), represented by General Antonio dos Santos Franca, in his capacity as Director,

1. The suspension of negotiations between the parties involved in the Luremo Project, referred to in letter N/Ref no. 471/PCA-ADM.GP/02 from ENDIAMA, led to the need to clarify the reasons for the disagreement. Given the necessity of clarification and consensus between the parties relative to the key points of the agreement, discussions took place between the 2nd and the 4th of December of 2002 in ENDIAMA's headquarters in Angola which led to a compromise to the satisfaction of all the parties.

2.   To this end the following people took part in these discussions

     o On behalf of IDAS - Tim Read, PDG of America Fields Inc. ("AMF"), and Director of IDAS, Bernard Pryor, Director of IDAS, and Pippa Jeffcock, General Manager of IDAS Angola, and Celia Meneses, lawyer of IDAS;
     o    Helena Jardim on behalf of TWINS;
     o On behalf of ENDIAMA - Manuel Watangua, AGP, Manual Tiago Dias, Commercial Assessor, N'tiama Makiadi, member of the IDAS management committee, and Antonio Domingos, lawyer.

3.       The matters discussed in these conversions were the following:
        a)       Company Structure
        b)       Minimum Investment
        c)       Bonus
        d)       Payment of Geological Information only to Endiama
        e) Structure for the Repayment of the Investment and its effect on the anticipated dividends.

4.   The Parties agreed the following on the matters mentioned in three above:

          a)   The Company structure:
               o The Board of Directors will be composed of five members of whom 3 (three) will be nominated by IDAS, 1 (one) by TWINS, and 1 (one) by ENDIAMA.
               o The President of the General Assembly will be nominated by TWINS
               o The President of the Board of Directors and of the Auditing committee will be nominated by ENDIAMA

               o The Auditing Committee will be composed of three members representing all of the parties.
               o The Managing Director of the Company will be nominated by IDAS, and the Assistant Managing Director nominated by ENDIAMA
               o The Directors of the areas of Finance and Administration will be nominated by IDAS.
               o The Director of Mining Operations will be designated by IDAS and the Assistant Director of Mining Operations will be nominated by ENDIAMA

          b) As to the minimum investment, the parties agreed that this will have a value of one and a half million American dollars (1,500,000 USD) for the Mining Contract and an additional identical value for the Prospecting Contract giving a total of a minimum value of investment of three million American dollars (3,000,000 USD). Part of the minimum investment spent in the construction of the infrastructure and in the support of social development work may be attributed either to the Mining Contract or to the Prospecting Contract.

          c) As regards the Bonus, the Parties agreed that IDAS will pay 10% of its dividends to ENDIAMA for a period of 18 months.

          d) As regards the payment of the geological information only to ENDIAMA, the parties agreed that payment will be made to ENDIAMA by the company, as long as the information is considered useful and relevant to the project and that its value has been calculated by a specialist independent company of recognised international competence.

          e) Relative to the principle of the distribution of anticipated dividends, the parties agreed that this should occur after the deduction of the operational costs, the interest, the taxes owed to the Angolan state, the legal reserve, the capital reserve, approved Capital Expenditure and the fund for social development, according to the law in force.

               The expenses incurred by the parties prior to the registering of the company will be audited by a company selected by consensus of the parties, and repaid by the project.

               The division of the remaining funds will be used to pay back the initial investment, interest and dividends in the following manner:

               60% for the amortization of the investments

               40% for the payment of anticipated dividends, according to the law in force.

The Parties all agree on the text of the Mining Agreement. ENDIAMA must now obtain the text of the Decree and facilitate its publication in the Diario de Republica.

The Parties should finalise the texts of the Prospecting Contract and of the Statutes of Luminas with a basis on the text of the Mining Contract. Once all of the above mentioned documents are ready and signed, the company should be registered in order to initiate the project.

Completed and signed in Luanda on the 4th of December 2002

President of the Board of Directors of ENDIAMA

President and CEO of America Mineral Fields Inc.

Managing Director of TWINS Limited

Witnesses

                                 [INTERNATIONAL MINING CONSULTANTS LOGO OMITTED]
                                                International Mining Consultants
 Incorporating Mackay & Schnellmann, IMC Techpro and Imperial Smelting Processes
                                                               60 Worship Street
                                                                          London
                                                                        EC2A 2HD
                                                                  United Kingdom

                                                       Tel: +44 (0) 20 7377 0913
                                                       Fax: +44 (0) 20 7247 5943
                                                   e-mail: imcm+s@imcgroup.co.uk
                                                      http: //www.imcgroup.co.uk
1st August 2003

Our Ref:     M5776C Kipushi
Your Ref:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs

  (43-101/8.3) Consent of Qualified Persons in Respect of the Kipushi Project,
                          Democratic Republic of Congo

I, Jeremy Hawke, in my capacity as qualified person consent to:

1. The filing of the technical report "Technical Report of the Kipushi Zinc Project in Katanga Province of the Democratic Republic of Congo" to the addresses above and;

2.       the written disclosure of the technical report and;

3. extracts from or a summary of the technical report in the written disclosure being filed.

A Certificate confirming that:

1.       I have read the written disclosure and that;

2. I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report that is appended to this letter.

Yours faithfully

/s/ "Jeremy N Hawke"

Jeremy N Hawke

                                              [LOGO AND DOCUMENT FOOTER OMITTED]

                CERTIFICATE OF QUALIFIED PERSON (43-101 SECT 8.1)
               KIPUSHI ZINC PROJECT, DEMOCRATIC REPUBLIC OF CONGO


Qualified Person:              Jeremy N Hawke

Address:                       13 Lewcos House, 57/63 Regency Street, London
                               SW1P 4AF UK

Occupation:                    Mechanical Engineer, IMC Mackay & Schnellmann (A
                               division of International Mining Consultants, 60
                               Worship Street, London, EC2A 2HD, UK)

Qualifications:                Higher National Certificate for Mechanical
                               Engineering, Royal Aircraft Establishment,
                               Farnborough, Hants, UK, 1960

Professional Institutions:     Chartered Engineer;
                               Member of the Institution of Mechanical
                               Engineers - MIMechE; Member of the Institute of Materials, Minerals and Mining - MIMMM

Relevant experience:           More than 35 year's experience in the base metal
                               mining and metallurgical extraction industry, much of which in Africa. Currently Project
                               Director for IMC, carrying out an audit of Gecamines, DRC.

I, Jeremy Hawke state that by virtue of the qualifications, experience and membership of professional institutions listed above that I am "qualified person" for the purposes of Canadian National Instrument 43-101 "Standards of Disclosure for Mineral Projects."

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with this Instrument and Form 43-101F1.

I have not visited the Kipushi site.

I am responsible for the following sections of the Technical Report:

- 4.0 Property Description and Location (Legal Title)
- 6.0 History (ownership)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

I am independent of the issuer applying the tests set out in section 1.5 of National Instrument 43-101.

With the exception of brief discussions with Gecamines concerning the Kipushi Project I have had no prior involvement with the property that is the subject of the Technical Report.

/s/ "Jeremy N Hawke"

Jeremy N Hawke
1st August 2003

                                 [INTERNATIONAL MINING CONSULTANTS LOGO OMITTED]
                                                International Mining Consultants
 Incorporating Mackay & Schnellmann, IMC Techpro and Imperial Smelting Processes
                                                               60 Worship Street
                                                                          London
                                                                        EC2A 2HD
                                                                  United Kingdom

                                                       Tel: +44 (0) 20 7377 0913
                                                       Fax: +44 (0) 20 7247 5943
                                                   e-mail: imcm+s@imcgroup.co.uk
                                                      http: //www.imcgroup.co.uk


1st August 2003

Our Ref:     M5776C Kipushi
Your Ref:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs

(43-101/8.3) Consent of Qualified Persons in Respect of the Kipushi Zinc Project
                          Democratic Republic of Congo

I, Neil Scott, in my capacity as qualified person consent to:

1. The filing of the technical report "Technical Report of the Kipushi Zinc Project in Katanga Province of the Democratic Republic of Congo" to the addresses above and;

2.       the written disclosure of the technical report and;

3. extracts from or a summary of the technical report in the written disclosure being filed.

A Certificate confirming that:

1.       I have read the written disclosure and that;

2. I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report that is appended to this letter.

Yours faithfully

/s/ "Neil C Scott"

Neil C Scott

                                              [LOGO AND DOCUMENT FOOTER OMITTED]

                CERTIFICATE OF QUALIFIED PERSON (43-101 SECT 8.1)
               KIPUSHI ZINC PROJECT, DEMOCRATIC REPUBLIC OF CONGO


Qualified Person:                 Neil Scott

Address:                          23 Grange Drive, Bishop's Cleeve, Glos.
                                  GL52 8LW UK

Occupation:                       Associate Geologist with International
                                  Mining Consultants, 60 Worship Street,
                                  London, EC2A 2HD, UK)

Qualifications:                   BSc (Geology) London University, 1966

Professional Institutions:        Chartered Engineer (CEng)
                                  Member of the Institution of Materials,
                                  Minerals and Mining (MIMMM);

Relevant experience:              30 years experience of the international
                                  minerals industry with particular emphasis in:
                                  - Evaluation of metalliferous mineral deposits
                                    and mines;
                                  - Due diligence appraisals and technical
                                    audits;
                                  - Feasibility studies and bankable documents;

I, Neil Scott state that by virtue of the qualifications, experience and membership of professional institutions listed above that I am "qualified person" for the purposes of Canadian National Instrument 43-101 "Standards of Disclosure for Mineral Projects."

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with this Instrument and Form 43-101F1.

I have not visited the Kipushi site.

I am responsible for the following sections of the Technical Report:

- 6.0 History (Exploration Results and Historical Estimates)
- 7.0 Geological Setting
- 8.0 Deposit Types
- 9.0 Mineralisation
- 10.0 Exploration
- 11.0 Drilling
- 12.0 Sampling Method and Approach
- 13.0 Sample Preparation, Analyses and Security
- 14.0 Data Verification
- 15.0 Adjacent Properties

- 17.0 Mineral Resource Estimate
- 19.0 Interpretation and Conclusions (geological part)
- 20.0 Recommendations (geology)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

I am independent of the issuer applying the tests set out in section 1.5 of National Instrument 43-101.

I have had no prior involvement with the property that is the subject of the Technical Report.

/s/ "Neil Scott"

Neil Scott
1st August 2003

                                 [INTERNATIONAL MINING CONSULTANTS LOGO OMITTED]
                                                International Mining Consultants
 Incorporating Mackay & Schnellmann, IMC Techpro and Imperial Smelting Processes

                                                               60 Worship Street
                                                                          London
                                                                        EC2A 2HD
                                                                  United Kingdom

                                                       Tel: +44 (0) 20 7377 0913
                                                       Fax: +44 (0) 20 7247 5943
                                                   e-mail: imcm+s@imcgroup.co.uk
                                                      http: //www.imcgroup.co.uk
1st August 2003

Our Ref:     M5776C Kipushi
Your Ref:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs

  (43-101/8.3) Consent of Qualified Persons in Respect of the Kipushi Project,
                          Democratic Republic of Congo

I, Andrew Peter Wells, in my capacity as qualified person consent to:

1. The filing of the technical report "Technical Report of the Kipushi Zinc Project in Katanga Province of the Democratic Republic of Congo" to the addresses above and;

2.       the written disclosure of the technical report and;

3. extracts from or a summary of the technical report in the written disclosure being filed.

A Certificate confirming that:

1.       I have read the written disclosure and that;

2. I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report that is appended to this letter.

Yours faithfully

/s/ "Andrew P Wells"

Andrew P Wells

                                              [LOGO AND DOCUMENT FOOTER OMITTED]

                CERTIFICATE OF QUALIFIED PERSON (43-101 SECT 8.1)
               KIPUSHI ZINC PROJECT, DEMOCRATIC REPUBLIC OF CONGO


Qualified Person:                   Andrew Peter Wells

Address:                            20 Ashmere Rise, Sudbury, Suffolk, CO10 2QE,
                                    UK

Occupation:                         Manager and Principal Metallurgist, IMC
                                    Mackay & Schnellmann (A division of
                                    International Mining Consultants,
                                    60 Worship Street, London, EC2A 2HD, UK)

Qualifications:                     BSc (Eng.) (Hon's) Mineral Technology, Royal
                                    School of Mines, Imperial College, London,
                                    1976
                                    Certified Internal Quality Auditor for ISO
                                    9000 & ISO 10011

Professional Institutions:          Member of the Institute of Materials,
                                    Minerals and Mining Chartered Engineer;
                                    Associate of the Royal School of Mines,
                                    Imperial College, London;
                                    Member of the Mineral Processing and
                                    Extractive Metallurgy Editorial Board (IMM).

Relevant experience:                27 years experience in metalliferous mining
                                    and processing, the major part of which with copper and zinc. 6 years experience in independent reporting for banking purposes.

I, Andrew Peter Wells state that by virtue of the qualifications, experience and membership of professional institutions listed above that I am "qualified person" for the purposes of Canadian National Instrument 43-101 "Standards of Disclosure for Mineral Projects."

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with this Instrument and Form 43-101F1.

I visited the Kipushi site for a half day on Saturday 20th July 2001 in an independent role advising a confidential client.

I am responsible for the following sections of the Technical Report:

- 1.0 Summary
- 2.0 Introduction and Terms of Reference
- 3.0 Disclaimer
- 4.0 Property Description and Location
- 5.0 Accessibility, Climate, Local Resources, Infrastructure & Physiography
- 6.0 History (production)

- 16.0 Mineral Processing & Metallurgical Testing
- 18.0 Other Relevant Data and Information
- 19.0 Interpretation and Conclusions
- 20.0 Recommendations
- 21.0 References
- 22.0 Glossary
- 23.0 Effective Date and Distribution List

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the technical report misleading.

I am independent of the issuer applying the tests set out in section 1.5 of National Instrument 43-101.

With the exception of my site visit and minor independent advice for another party I have had no prior involvement with the property that is the subject of the Technical Report.

/s/ "Andrew P Wells"

Andrew P. Wells
1st August 2003

                             [LETTERHEAD AND LOGO OF GRDMINPROC LIMITED OMITTED]

                             CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange


John Oliver Cashman
89 Anstey Road
Forrestdale
Western Australia 6112
Australia


     (a) I consent to the filing of the Technical Report on the Kolwezi Tailings Copper/Cobalt Project (the "Report") with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the written disclosure of the Report and of extracts from, or summary of, the Report in the written disclosure being filed.

     (b) I confirm that I have read the written disclosure being filed with the Report and I do not have any reason to believe that there are any misrepresentations in the information derived from the Report or that the written disclosure contains any misrepresentations of the information contained in the Report.



         Dated August 19, 2003.



/s/ "John Oliver Cashman"
-----------------------------------------------------
Name: John Oliver Cashman

                                                                  [LOGO OMITTED]

                            [LETTERHEAD AND LOGO OF GRD MINPROC LIMITED OMITTED]

                         Certificate of Qualified Person

As an author of the report entitled Technical Report on the Kolwezi Tailings Copper/Cobalt Project dated July 14, 2003 (the "Report"), I hereby state:

     o My name is John Oliver Cashman and I am Manager Studies with the firm of GRD Minproc Limited of Level 8, 140 St. George's Terrace, Perth, Western Australia, Australia 6000. My residential address is 89 Anstey Road, Forrestdale, Western Australia, Australia 6112.

     o I am a practising metallurgist registered with the Australasian Institute of Mining and Metallurgy. I am a member of the Institution of Mining, Metals and Materials (formerly the Institution of Mining and Metallurgy), United Kingdom and a Chartered Engineer registered with the Council of Engineering Institutions.

     o I am a graduate of The University of Leeds, United Kingdom and hold a Bachelor of Science (Metallurgy) degree (1963).

     o    I have practiced my profession continuously since graduation in 1963.

     o I am a "Qualified Person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

     o I have not personally visited the Kolwezi Tailings Project. I have had prior involvement with studies relating to the evaluation of the property that is the subject of the Report. The nature of my prior involvement is overview, review and partial authorship of several review studies, scoping studies and options studies undertaken by GRD Minproc since 2000.

     o I prepared item 3 Kolwezi Project Summary and was responsible for several overall review of the technical report titled Technical Report on the Kolwezi Tailings Copper/Cobalt Project (the Report) dated July 14, 2003 relating to the Kolwezi Tailings Project.

     o I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

     o I am independent of America Mineral Fields Inc. and associated companies pursuant to Section 1.5 of the Instrument.

     o I have read the Instrument and Form 43-101F1 (the "Form") and the Report has been prepared in compliance with the Instrument and the Form.

     o I do not have nor do I expect to receive a direct or indirect interest in the Kolwezi Tailings Project and I do not beneficially own, directly or indirectly, any securities of America Mineral Fields Inc. or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 19 August 2003.

/s/ "John Oliver Cashman"
-------------------------  -------------------------------------------------
Name: John Oliver Cashman  Qualifications: BSc (Metallurgy), MIMM, CEng, FAUSIMM
Position: Manager Studies

                                                                  [LOGO OMITTED]

                                 [GEOSTOKOS LIMITED LETTERHEAD AND LOGO OMITTED]

Alloa Business Centre
Whins Road, Alloa
Central Scotland FK10 3SA
Tel: 01259 726600
Fax: 01259 210254
e-mail: geostokos@stokos.demon.co.uk

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

I, Isobel Clark, do hereby consent to the filing of the written disclosure of the technical report titled: "Kolwezi Mineral Resources (Kingamyambo and Musonoi/Kasuobantu) under Canadian National Instrument 43-101 Standards of disclosure for mineral projects as of August 2003" and any extracts from or a summary of the Technical Report in the prospectus of America Mineral Fields Inc and/or the Congo Mineral Development Ltd, and to the filing of the Technical Report with the security regulatory authorities referred to above.

I also confirm that I have read the written disclosure before being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of America Mineral Fields Inc and/or the Congo Mineral Development Ltd contains any misrepresentation of the information contained in the Technical Report.

Dated this 11th August 2003


                                                                  [LOGO OMITTED]

/s/ "Isobel Clark"
-------------------------------
Signature of qualified Person
Dr Isobel Clark FSS FIMMM FSAIMM CEng

                                 [GEOSTOKOS LIMITED LETTERHEAD AND LOGO OMITTED]

Alloa Business Centre
Whins Road, Alloa
Central Scotland FK10 3SA
Tel: 01259 726600
Fax: 01259 210254
e-mail: geostokos@stokos.demon.co.uk

                              Certificate of Author

I, Isobel Clark C.Eng, do hereby state that:

1. I am Managing Director of:

                  Geostokos Limited
                  Alloa Business Centre
                  Whins Road
                  Alloa FK10 3SA
                  Central Scotland

2. I graduated with a Ph.D. degree in Mining Engineering from the University of London in 1979. In addition, I have achieved a B.Sc. (Honours) from Strathclyde University in 1969 and an M.Sc. degree from Reading University in 1970. A diploma of Imperial College was awarded for partial fulfilment of the Ph.D. also in 1979.

3. I am a Fellow of the Royal Statistical Society, the Institution of Mining Metallurgical and Materials Engineers of the UK and of the South African Institution of Mining and Metallurgy. I am a Chartered Engineer in the UK and recognised under the title European Engineer.

4. I have worked as an independent consulting mining engineer in the field of resource and reserve evaluation for 31 years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("N143-101") and certify that by reason of my education, affiliation with professional institutions (as defined in N1 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of N1 43-101.

6. I am responsible for the preparation of the technical report titled "Kolwezi Mineral Resources (Kingamyambo and Musonoi/Kasuobantu) under Canadian National Instrument 43-101 Standards of disclosure for mineral projects as of August 2003" dated

Certificate of Author/Page 2 of 2


         11th August 2003 (the "Technical Report") relating to the Kingamyambo and Musonoi/Kasuobantu tailings dams. I visited these properties for 4 days in June 1997.

7. I have been involved in the assessment of this project since June 1997 until the present day.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.       I am completely independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in all possible compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.


Dated this 11th August 2003

/s/ "Isobel Clark"
-------------------
Signature of qualified Person
                                                                  [LOGO OMITTED]

Dr Isobel Clark FSS FIMMM FSAIMM CEng
-------------------------------------
Name of Qualified Person

                             [COMPANY LOGO OMITTED]

                        A C A HOWE INTERNATIONAL LIMITED

                        Geological and Mining Consultants

254 High street, Berkhamsted, Hertfordshire, HP4 1AQ, UK
                                                          Tel:    (01442) 873398
                                                         Fax:     (01442) 865710
                                                      E-mail: howe@easynet.co.uk


                                    CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange


Patrick William Forward, 4 Richard Street Dunstable, Bedfordshire, LU5 4BQ, UK

(a) I consent to the filing of the Technical Review Of Diamond Concessions On The Cuango River, Northern Angola (the "Report") with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the written disclosure of the Report and of extracts from, or summary of, the Report in the written disclosure being filed.

(b) I confirm that I have read the written disclosure being filed with the Report and I do not have any reason to believe that there are any misrepresentations in the information derived from the Report or that the written disclosure contains any misrepresentations of the information contained in the Report.



         Dated 12th day of August, 2003

/s/ "P W Forward"
-----------------------------------------------------
Name: P W Forward



--------------------------------------------------------------------------------
Directors: ACA Howe - CW Armstrong PhD - DJ Patrick PhD
Registered in England No. 1363028
--------------------------------------------------------------------------------

                         Certificate of Qualified Person

      As an author of the report entitled "Technical Review of Diamond Concessions on the Cuango River, Northern Angola" dated 12th August 2003 (the "Report"), I hereby state:

o My name is P. W. Forward and I am a Senior Geologist with the firm of ACA Howe International Limited of 254 High Street, Berkhampsted, Hertfordshire, HP4 1AQ, UK. My residential address is 4 Richard Street, Dunstable, Bedfordshire UK.

o    I am a member of the Institute of Mining and Metallurgy.

o I am a graduated from the Royal School of Mines, Imperial College, UK in 1989, and hold a BSc honours degree in Mining Geology.

o    I have practiced my profession continuously since 1990.

o I am a "Qualified Person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

o I have performed geological consulting services associated with the concessions since March, 2000 and reviewed files and data supplied by America Mineral Fields Inc./IDAS Resources NV between March 2000 and August 2003.

o I prepared Sections 1, 2 and 4 to 23 and/or contributed to the preparation of Section 3 of the Report.

o I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

o I am independent of America Mineral Fields Inc. and associated companies pursuant to Section 1.5 of the Instrument.

o I have read the Instrument and Form 43-101F1 (the "Form") and the Report has been prepared in compliance with the Instrument and the Form.

o I do not have nor do I expect to receive a direct or indirect interest in the Diamond Concessions on the Cuango River, and I do not beneficially own, directly or indirectly, any securities of America Mineral Fields Inc. or any associate or affiliate of such company.

Dated at Berkhampsted, UK on 12/8/03



/s/ "P. W. Forward"                    BSc
--------------------------------       ----------------------------------------
P. W. Forward                          Qualifications
Position: Senior Geologist

[COMPANY LOGO OMITTED]

                              Pippa Jeffcock, PJ Mining Ltd
                              202 Raleigh House, Dolphin Square, London SW1V 3NP
                              Telephone: +44 20 77988119 Fax: +44 20 7828 7178
                              E-mail: pippajeffcock@msn.com



                                CONSENT of AUTHOR

TO:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange


I, Pippa Jeffcock, do hereby consent to the filing of the written disclosure of the technical report titled "Technical Report of Diamond Concessions On The Cuango River, Northern Angola" and dated 12th August 2003 (the "Technical Report") and any extracts from or a summary of the Technical Report in the prospectus of America Mineral Fields Limited and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of America Mineral Fields contains any misrepresentations of the information contained in the Report.



         Dated 13th day of August, 2003

/s/"Pippa Jeffcock"
Pippa Jeffcock

                              CERTIFICATE of AUTHOR

     As an author of the report entitled "Technical Review of Diamond Concessions on the Cuango River, Northern Angola" dated 12th August, 2003 (the "Report"), I, Pippa Jeffcock, do hereby certify that:


1. I am an independent consultant with residence at 202 Raleigh House, Dolphin Square, London SW1V 3NP, United Kingdom.


2. I graduated with a BA Hons degree in Geology from Trinity College, Dublin University in 1985. In addition, I have obtained a MSC in Micropalaeontology from University College, University of London in 1987 and an MBA from Imperial College Business School, University of London in 2000.


3. I am a fellow of the Geological Society and am registered as a chartered geologist (C. Geol). I am a member of the Association of Mining Analysts in London and a member of the Irish Association for Economic Geology. I am a Securities Representative registered with the FSA of London.


4. I have worked as a geologist and/or on mining related projects for a total of 17 years.


5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affliliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes on NI 43-101.


6. I am responsible for the preparation of section 3 and contributed to the preparation of Section 1, 2 and 4 to 23 of the Report.


7. I visited the Camutue property and the Cuango Floodplain property on 10th October 2002 for 1 day, over-flying the area by helicopter.


8. I have had prior involvement with the properties that are the subject of the Technical Report. The nature of my involvement has been as a consultant for America Mineral Fields on several short, 7-10 day, visits since April 2001 to Luanda, Angola in order to assist with contract negotiations with the Angolan government by translating and facilitation. I was nominated as the general manager of IDAS Resources in Luanda and worked there from August 2002 to December 2003. My duties included setting up of the company's offices and elaboration of an exploration budget for the Camutue Mining Licence. I do not presently carry out any functions relating to that appointment.


9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.


10. I am independent of the issuer applying all of the tests in Section 1.5 of the National Instrument 43-101.


11. I do not have nor do I expect to receive a direct or indirect interest in the Diamond Concessions on the Cuango River, and I do not beneficially own, directly or indirectly, any securities of America Mineral Fields Inc. or any associate or affiliate of such company.


12. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and the form.


13. I consent to the filing of the Technical Report with any stock exchange and other regularity authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report


Dated this 13th Day of August, 2003

/s/"Pippa Jeffcock"
Pippa Jeffcock

                                     MINUTE


23 July to 29 July 2003 various work meetings held between the negotiating teams of ENDIAMA, IDAS, and TWINS


Participants:

For Endiama E.P.:

Eng. Bernardo Campos (Administrator), Dra. Teresa Rodrigues Dias (Lawyer), Dr. Antonio Domingos (Lawyer).

For IDAS:

Eng. Bernie Pryor (General Director of IDAS), Pippa Jeffcock (Geologist and representative of IDAS in Angola), Almir De Sousa (Lawyer) e Sr. Jose Delfim Luis Rato (Ass. Administrator)

For Twins:

General  Antonio  dos Santos  Franca  (General  Director) e Dra.  Helena  Jardim
(Lawyer)


Work Programme of the meetings:

a.       Definition of "Investment" in the Contract;

b.       Minimum Investment;

c.       Bonus;

d.       Payment for Geological Mining Information;

e.       Proof of technical capabilities;

f.       Proof of financial capabilities;

g)       Repayment of Investment & Distribution of Dividends;

h)       Management structure of the company.

Concerning clause a) the parties agreed on the concept of "Investment".

Concerning clause c) the parties agreed that "IDAS will pay 10% of the dividends to ENDIAMA during the first 18 months of production."

Concerning clause d) the parties agreed that "the Company will pay a value for the geological mining information which will be evaluated by an independent and reputable company. Payment of the geological mining information will be based on the findings of the independent company provided that such geological mining information is of relevant importance to the project."

Concerning clause e) of the Work Programme, the parties agreed that IDAS will present the following documents:

        o        A letter which details the link between IDAS and America
                 Mineral Fields;
        o        Balance sheet and financials of both companies;

Concerning clause f) of the Work Programme, the parties agreed that IDAS will present a Letter of Guarantee issued by America Mineral Fields, undertaking to fully finance any mining project which IDAS may conclude with ENDIAMA.

Concerning clause b) on the Minimum Investment, IDAS considers that:

"It is foreseen that the investment to be effected for the re-evaluation phase of the reserves may exceed USD 4. 000.000 (Four Million American Dollars) over a maximum period of 12 months before presentation of the STEV. IDAS will effect within three months of mobilization for the re-evaluation phase a minimum investment of USD 1. 000.000 (One Million American Dollars). The remaining investments to be effected by IDAS in the re-evaluation phase will be made progressively in accordance with the work programme and the results flowing from the ongoing re-evaluation of the reserves.

Any surplus investment allocated for the re-evaluation will be aggregated to the minimum investment projected for the exploitation phase or if there is no exploitation phase undertaken in this Contract such surplus investment will be utilized for the exploration contract to be awarded to IDAS for the Luremo Catoba area."

With regard to the Repayment of Investment & Distribution of Dividends and Management structure of the Company, the parties have not as yet reached full consensus. Given the existing different points of view concerning various fundamental clauses of the negotiating process, the parties agreed that they will consult their relevant higher management structures, with further negotiations projected to take place during the second week of August with the objective of reaching an agreement which is mutually advantageous to the parties.

Thus signed in Luanda on the 29 July 2003

For Endiama Eng. Bernardo Campos

For IDAS Eng. Bernie Pryor

For TWINS General Antonio dos Santos Franca

                                 ACTA ACORDADA

ENTRE



A EMPRESA NACIONAL DE DIAMANTES DE ANGOLA-ENDIAMA, E.P., com sede na Rua Major Kanhangulo n(0)100, em Luanda, Angola, representada pelo Dr. Manuel Arnaldo de Sousa Calado, na qualidade de Presidente do Conselho de Administracao;


A IDAS RESOURCES N.V., uma sociedade com sede em Curacao, nas Antilhas Holandesas, representada por Tim Read na sua qualidade de Presidente e Director Geral,


E

A  TWINS  LIMITED,   uma  sociedade  com  sede  nas  Cook  Islands   (Pacifico),
representada pelo General Antonio dos Santos Franca, na qualidade de Director


1. Considerando a necessidade de clarificar e acordar as posicoes das partes relativamente aos assuntos chave que levaram a suspensao das negociacoes em conformidade com a carta N/ Ref(a) n(0) 471/PCA-ADM.GP/02 da Endiama tiveram lugar, nos dias 2 a 4 de Dezembro de 2002 conversacoes na sede da Endiama em Angola, com vista a clarificar as razoes da discordancia e chegar a um compromisso que satisfaca todas as partes envolvidas no projecto de LUREMO.


2.   Para tal participaram  nestas  conversacoes,  por parte da IDAS os Srs. Tim
     Read, PDG de America Mineral Fields Inc. ("AMF"), e Director de IDAS, participada pela primera, Bernard Pryor, Director de IDAS, e as Sras. Pippa Jeffcock, Directora Geral de Angola, e Celia Meneses, advogada da IDAS, por parte da TWINS a Sra Helena Jardim e por parte da Endiama os Srs Manuel watangua, AGP, Manuel Tiago Dias, Assessor do C.(a) de Endiama, N'Tiama Makiadi, membro de Comissao de Gestao IDAS, e Antonio Domingos, jurista de Endiama

3.       Os assuntos discutidos nestas conversacoes foram:

a.Modelo societario;

b.Investimento Minimo;

c.Bonus;

d.Pagamento da informacao geologica somente a Endiama;

e.Estrutura do reembolso do Investimento e da afectacao antecipada dos dividendos.


4.   Sobre os assuntos acima mencionados as partes acordaram no seguinte:


a.   Quanto ao Modelo Societario as partes acordaram o seguinte:

     o O Conselho de Gerencia sera composto por cinco membros sendo 3 (tres) nomeados pela IDAS, 1(um) pela TWINS e 1(um) pela ENDIAMA.
     o    O Presidente da Mesa da Assembleia Geral sera designado pela TWINS.
     o O Presidente do Conselho de Administracao e do Conselho Fiscal serao designados pela ENDIAMA.
     o O Conselho Fiscal sera composto por tres membros representando cada um dos socios.
     o O Director Geral da sociedade sera designado pela IDAS. e o Adjunto do Director Geral designado pela Endiama.
     o Os Directores para as areas da Administracao e Financas serao designados pela IDAS.
     o O Director de Operacoes Mineiras sera designado pela IDAS e o Adjunto do Director de Operacoes Mineiras sera designado pela Endiama.

b. Quanto ao Investimento Minimo, as partes acordaram que este sera no valor de um milhao e meio de dolares americanos (1 500 000 USD) para o Contrato de Exploracao e num valor adicional identico para o Contrato de Prospeccao totalizando, de forma agregada, um valor minimo de investimento de tres milhoes de dolares americanos (3 000 000 USD) . Parte do investimento minimo sera realizado na construcao de infra-estrutras e no suporte financeiro de despesas comuns que serao utilizadas no ambito da
     implementacao   quer  do  Contrato  de  Exploracao   quer  do  Contrato  de
     Prospeccao.


c. Quanto ao Bonus as partes concordaram que a IDAS pagara 10% dos dividendos a Endiama durante um periodo de 18 meses.


d. Quanto ao pagamento da informacao geologica somente a Endiama, as partes concordaram que esta sera paga pela sociedade a Endiama desde que, seja considerada util e relevante para o projecto e o seu valor, seja determinado por uma empresa especialista independente e de reconhecida competencia internacional.

e. Relativamente ao principio da distribuicao antecipada de dividendos as partes concordaram que, esta so devera ocorrer apos a deducao dos custos operacionais, dos juros, dos impostos e taxas devidos ao Estado Angolano, da reserva legal, da reserva de capital, Capital Expenditure aprovado e o fundo para os projectos sociais, de acordo com a Lei.

As ndespessas incorridas pelas partes anteriormente ao registo da sociedade serao auditadas por uma empresa seleccionada por censenso das partes e reembolsadas pelo projecte.

A reparticao dos fundos remanescentes serao para amortizar a investimento , juros e dividendos da seguinte forma:

60% para a amortizacao dos investimentos realizados e

40% para a distribuicao antecipada de dividendos, em conformidade com a Lei em vigor.

As partes acordaram igualmente com todo o texto do Contrato de Exploracao, devendo agora a Endiama solicitar os textos do Decreto respectivo e facilitar a publicacao no Diario da Republica.

As partes deverao finalizar os textos do Contrato de Prospeccao e dos Estatutos da Luminas com base no texto acordado do Contrato de Exploracao. Logo que todos os documentos acima mencionados estejam prontos e assinados, proceder-se-a ao registo da sociedade para se iniciar o projecto.



Feito e assinado em Luanda, aos 4 de Dezembro de 2002.

Presidente do Conselho de Adminstracao da Endiama

--------------------------------------------------------------------------------

Presidente e CEO America Mineral Fields Inc.

--------------------------------------------------------------------------------


Director Geral TWINS Limitada

--------------------------------------------------------------------------------

Testemunhas

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 AGREED MINUTE

BETWEEN

THE NATIONAL DIAMOND MINING COMPANY OF ANGOLA, ENDIAMA, E.P., with its headquarters in Rua Major Kanhangualo No. 100, in Luanda, Angola, represented by Dr Manual Arnaldo de Sousa Calado, in his capacity as the President of the Board of Directors;

IDAS RESOURCES N.V., a company with its headquarters in Curacao, in the Dutch Antilles, represented by Tim Read, in his capacity as President and Managing Director,

And

TWINS LIMITED, a company with its headquarters in the Cook Islands (Pacific), represented by General Antonio dos Santos Franca, in his capacity as Director,

1. The suspension of negotiations between the parties involved in the Luremo Project, referred to in letter N/Ref no. 471/PCA-ADM.GP/02 from ENDIAMA, led to the need to clarify the reasons for the disagreement. Given the necessity of clarification and consensus between the parties relative to the key points of the agreement, discussions took place between the 2nd and the 4th of December of 2002 in ENDIAMA's headquarters in Angola which led to a compromise to the satisfaction of all the parties.

2.   To this end the following people took part in these discussions

     o On behalf of IDAS - Tim Read, PDG of America Fields Inc. ("AMF"), and Director of IDAS, Bernard Pryor, Director of IDAS, and Pippa Jeffcock, General Manager of IDAS Angola, and Celia Meneses, lawyer of IDAS;
     o    Helena Jardim on behalf of TWINS;
     o On behalf of ENDIAMA - Manuel Watangua, AGP, Manual Tiago Dias, Commercial Assessor, N'tiama Makiadi, member of the IDAS management committee, and Antonio Domingos, lawyer.

3.       The matters discussed in these conversions were the following:
        a)       Company Structure
        b)       Minimum Investment
        c)       Bonus
        d)       Payment of Geological Information only to Endiama
        e) Structure for the Repayment of the Investment and its effect on the anticipated dividends.

4.   The Parties agreed the following on the matters mentioned in three above:

          a)   The Company structure:
               o The Board of Directors will be composed of five members of whom 3 (three) will be nominated by IDAS, 1 (one) by TWINS, and 1 (one) by ENDIAMA.
               o The President of the General Assembly will be nominated by TWINS
               o The President of the Board of Directors and of the Auditing committee will be nominated by ENDIAMA

               o The Auditing Committee will be composed of three members representing all of the parties.
               o The Managing Director of the Company will be nominated by IDAS, and the Assistant Managing Director nominated by ENDIAMA
               o The Directors of the areas of Finance and Administration will be nominated by IDAS.
               o The Director of Mining Operations will be designated by IDAS and the Assistant Director of Mining Operations will be nominated by ENDIAMA

          b) As to the minimum investment, the parties agreed that this will have a value of one and a half million American dollars (1,500,000 USD) for the Mining Contract and an additional identical value for the Prospecting Contract giving a total of a minimum value of investment of three million American dollars (3,000,000 USD). Part of the minimum investment spent in the construction of the infrastructure and in the support of social development work may be attributed either to the Mining Contract or to the Prospecting Contract.

          c) As regards the Bonus, the Parties agreed that IDAS will pay 10% of its dividends to ENDIAMA for a period of 18 months.

          d) As regards the payment of the geological information only to ENDIAMA, the parties agreed that payment will be made to ENDIAMA by the company, as long as the information is considered useful and relevant to the project and that its value has been calculated by a specialist independent company of recognised international competence.

          e) Relative to the principle of the distribution of anticipated dividends, the parties agreed that this should occur after the deduction of the operational costs, the interest, the taxes owed to the Angolan state, the legal reserve, the capital reserve, approved Capital Expenditure and the fund for social development, according to the law in force.

               The expenses incurred by the parties prior to the registering of the company will be audited by a company selected by consensus of the parties, and repaid by the project.

               The division of the remaining funds will be used to pay back the initial investment, interest and dividends in the following manner:

               60% for the amortization of the investments

               40% for the payment of anticipated dividends, according to the law in force.

The Parties all agree on the text of the Mining Agreement. ENDIAMA must now obtain the text of the Decree and facilitate its publication in the Diario de Republica.

The Parties should finalise the texts of the Prospecting Contract and of the Statutes of Luminas with a basis on the text of the Mining Contract. Once all of the above mentioned documents are ready and signed, the company should be registered in order to initiate the project.

Completed and signed in Luanda on the 4th of December 2002

President of the Board of Directors of ENDIAMA

President and CEO of America Mineral Fields Inc.

Managing Director of TWINS Limited

Witnesses

                    TRANSLATION FOR INFORMATION PURPOSES ONLY



                   AGREEMENT ON THE PRINCIPAL AMENDMENTS TO BE
               MADE TO THE CONTRACT OF ASSOCIATION RELATING TO A
                             MINING INDUSTRY PROJECT



                KINGAMYAMBO REJECTS, MUSONOI VALLEY AND KASOBANTU





                                     BETWEEN





                     LA GENERALE DES CARRIERES ET DES MINES



                                       AND



                       CONGO MINERAL DEVELOPMENTS LIMITED

       AGREEMENT ON THE PRINCIPAL AMENDMENTS TO BE MADE TO THE CONTRACT OF
               ASSOCIATION RELATING TO A MINING INDUSTRY PROJECT

- BETWEEN -

LA GENERALE DES CARRIERES ET DES MINES

A state enterprise incorporated under Congolese law, with its registered office at 419, boulevard Kamanyola, B.P. 450, Lubumbashi, Democratic Republic of Congo;

represented by its duly authorised signatories

Monsieur NZENGA KONGOLO Director with a delegated power

Monsieur ASSUMANI SEKIMONYO Deputy director with a delegated power

hereinafter referred to as { Gecamines }                         ON THE ONE PART

- AND -

CONGO MINERAL DEVELOPMENTS LIMITED

A company established under the laws of the British Virgin Islands (Registered number 271751) with its registered office at 49 Main Street, Road Town, Tortola, British Virgin Islands ;

represented by its duly authorised signatories

Monsieur TIMOTHY READ President of the Board

Monsieur FRANCOIS COLETTE Director,

hereinafter referred to as { CMD }                             ON THE OTHER PART

Hereinafter referred to collectively as the { Parties } or individually as a { Party }.

PREAMBLE

Following an open international call for tenders in which AMFI participated and was selected by the State and subsequently formed the company Congo Mineral Developments (CMD), Gecamines and CMD became associated with a view to the joint exploitation of the reject dumps from the Kolwezi Concentrator (the { Tailings }) pursuant to an agreement entitled ({ Contract of Association }) on the 7 November 1998. The Parties initialled, on 11 April 2001, a draft supplemental agreement to the Contract of Association.

The state has concluded with the Parties an Agreement relating to a Mining Industry Project the purpose of which is the fixing of the legal, economic, financial, fiscal and social conditions for the implementation of the Project (the { Mining Convention }). This convention has not come into force.

The Minister of Mines and Hydrocarbons confirmed, by the letter n(degree)CAB Mines-Hydro/01/520/02 of 16 May 2002 addressed to CMD, the right of pre-emption of the latter on the Exploitation of the Tailings in accordance with the new Mining Code.

By reason of the entry into force of Law N(degree)007/2002 of 1st July 2002 relating to the Mining Code, the Parties have agreed to make various amendments to the terms of the Contract of Association in order to adjust certain legal and financial terms of the project of Tailing Exploitation and in particular to maintain for CMD the internal rate of return of at least 20% and to allow the financing of the Project. This internal rate of return of 20% will not in any situation result in a challenge of the rights obtained by Gecamines as defined in article 2 of the present Agreement, except by a subsequent contrary decision of the Parties. Prior to any drafting of the amendments to the Contract of Association, the Parties have chosen to sign the present Agreement in order to define the principal terms of the amendments which will be made to the Contract of Association.

NOW THEREFORE THE FOLLOWING IS AGREED

ARTICLE 1.: Modification of the Contract of Association.

The Parties agree that the Contract of Association (as proposed for amendment in the draft supplemental agreement N(degree)1 signed by the Parties on 11 April
2001) will be amended in order to reflect the terms contained in the present Agreement, as set forth in article 2.

The parties will however agree to amendments that they judge necessary to bring into the Contract of Association.

ARTICLE 2.: Principal amendments agreed.

In accordance with the Contract of Association, the parties will create a limited liability company (SARL) for the benefit of which will be transferred the licence for Exploitation of the Tailings, as soon as its creation is authorised by Presidential Decree.

The parties agree moreover that Gecamines will receive 12,5% of the share capital of KMT SARL and that the balance will belong to CMD who will be able to transfer part of it to its potential buyers, who are the International Financial Corporation (IFC) and the International Development Corporation of South Africa
(IDC), when they exercise their option.

The definition of the Project will be reviewed within the framework of the Contract of Association.

In place of the payments stipulated in articles 7 and 8 of the Contract of Association, CMD will grant to Gecamines the following sums according to the methods agreed upon in the Contract of Association:

o Five million US Dollars at the transfer date of the Licence for the Exploitation of Tailings to KMT SARL (Kingamyambo, Musonoi and Kasobantu) as soon as its creation is authorised by Presidential Decree.

o Ten million US Dollars from the date of the financial close of the Project such as will be defined in the Contract of Association to be revised.

ARTICLE 3. : Transformation of the Mining Title of Gecamines

In accordance with article 339 of the Mining Code and with article 550 of the Mining Regulations, Gecamines asked for the transformation of the mining title existing at the date of this Agreement on the zone where the Tailings are situated (a) into a License for the Exploitation of Tailings destined to KMT and
(b) into an Exploitation License which will be retained by Gecamines, it being understood that the Parties have not yet agreed on the transfer by Gecamines to KMT of the transformed Exploitation Licence on the perimeter, in whole or in part, where the Tailings are located.

The payment of amounts referred to in the preceding article is expressly subject to the transfer to KMT of the License for the Exploitation of Tailings duly transformed and validated.

ARTICLE 4. : Entry into force

The present Agreement will come into force as soon as Gecamines and CMD have obtained the required authorisations.

The parties undertake to do their best to allow the finalisation of all the documentation required, to accelerate the process of the creation of KMT SARL and to facilitate the transfer of the License for the Exploitation of Tailings in favour of KMT SARL.

ARTICLE 5. : Governing Law and Arbitration.

The present Agreement is governed by Congolese law.

Any dispute or litigation arising out of the present Agreement shall be submitted to arbitration on the terms set forth in article 19 of the Contract of Association.

IN WITNESS WHEREOF

The Parties hereto have signed the present Agreement at Lubumbashi, on 27 June 2003, in two original copies, each of the Party acknowledging having received its copy.

                   FOR THE GENERALE DES CARRIERES ET DES MINES

           ASSUMANI SEKIMONYO                             NZENGA KONGOLO
   Deputy director with a delegated power        Director with a delegated power




                      FOR CONGO MINERAL DEVELOPMENT LIMITED


           TIMOTHY READ                               FRANCOIS COLLETTE
       President of the Board                              Director

           ACCORD RELATIF AUX PRINCIPALES MODIFICATIONS A APPORTER AU
                              CONTRAT D'ASSOCIATION
                    PORTANT SUR UN PROJET D'INDUSTRIE MINIERE




            REJETS DE KINGAMYAMBO, VALLEE DE LA MUSONOI ET KASOBANTU






                                      ENTRE




                     LA GENERALE DES CARRIERES ET DES MINES




                                       ET




                       CONGO MINERAL DEVELOPMENTS LIMITED

             ACCORD RELATIF AUX PRINCIPALES MODIFICATIONS A APPORTER
                 AU CONTRAT D'ASSOCIATION PORTANT SUR UN PROJET
                               D'INDUSTRIE MINIERE

- ENTRE -

LA GENERALE DES CARRIERES ET DES MINES
entreprise publique de droit congolais, ayant son siege social au 419, boulevard Kamanyola, B.P. 450, a Lubumbashi, Republique Democratique du Congo;

representee par ses signataires dument habilites
Monsieur Nzenga Kongolo Administrateur Delegue General
Monsieur Assumani SEKIMONYO Administrateur Delegue General Adjoint

ci-apres denommee "Gecamines"                                         D'UNE PART

- ET -

CONGO MINERAL DEVELOPMENTS LIMITED
societe de droit des Iles Vierges Britanniques (immatriculee sous le numero 271751) ayant son siege social au 49 Main Street, Road Town, Tortola, British Virgin Islands ;

representee par ses signataires dument habilites
Monsieur Timothy Read President du Conseil d'Administration
Monsieur Francois Colette Administrateur

ci-apres denommee "CMD"                                             D'AUTRE PART

Ci-apres denommees collectivement les "Parties" ou individuellement une "Partie"


PREAMBULE

Suite a un appel d'offres international auquel a participe AMFI lequel a ete selectionne par l'Etat et qui, par la suite, a cree la societe Congo Mineral Developments (CMD), Gecamines et CMD se sont associees en vue de l'exploitation en commun des rejets du concentrateur de Kolwezi (les { Rejets }) aux termes d'un acte intitule "Contrat d'Association" en date du 7 novembre 1998 (le "Contrat d'Association"). Les Parties ont paraphe, le 11 avril 2001, un projet d'avenant au Contrat d'Association.

L'Etat a signe avec les Parties une Convention portant sur un Projet d'Industrie Miniere dont l'objet est la fixation des conditions juridiques, economiques, financieres, fiscales et sociales pour la realisation du Projet (la "Convention Miniere") laquelle convention n'a pas ete mise en vigueur.

Le Ministre des Mines et Hydrocarbures a reitere, par la lettre n(degree) CAB Mines-Hydro/01/520/02 du 16 mai 2002 adressee a CMD, le droit de preemption de cette derniere sur l'exploitation des Rejets dans le respect du nouveau Code Minier.

A raison de l'entree en vigueur de la Loi N(degree)007/2002 du 1er Juillet 2002 portant Code Minier, les Parties ont convenu de modifier les termes du Contrat d'Association pour adapter certaines modalites juridiques et financieres du projet d'exploitation des Rejets et notamment pour maintenir pour CMD le taux interne de rentabilite de 20% au minimum et permettre le financement du Projet. Ce taux de rentabilite interne de 20 % ne pourra en aucun cas remettre en cause les acquis de la Gecamines tels que definis a l'article 2 du present Accord, sauf decision contraire ulterieure des Parties. Prealablement a la redaction des modifications du Contrat d'Association, les Parties ont choisi de signer le present Accord afin de definir les principaux termes des modifications qui seront apportees au Contrat d'Association.

EN CONSEQUENCE, IL EST CONVENU CE QUI SUIT

ARTICLE 1. :      Modification du Contrat d'Association.

Les Parties conviennent que le Contrat d'Association (tel que propose pour amendement dans le projet d'avenant N(degree)1 paraphe par les Parties le 11 avril 2001) sera modifie afin de refleter les termes contenus dans le present Accord, tels qu'exprimes a l'article 2. Toutefois, les parties conviendront des modifications qu'elles jugeront necessaires d'apporter au Contrat d'Association.

Article 2. :      Principales modifications convenues.

Conformement au Contrat d'Association, les parties creeront une Societe par Actions a Responsabilite Limitee (SARL) au benefice de laquellle sera transfere le Permis d'Exploitation des Rejets sitot que sa creation sera autorisee par Decret Presidentiel.

Les parties conviennent en outre que la Gecamines recevra 12,5% du capital social de KMT SARL et que le solde reviendra a CMD qui pourra en ceder une partie a ses acheteurs potentiels qui sont la Societe Financiere Internationnale
(SFI) et International Development Corporation of South Africa (IDC) quand ils exerceront leur option.

La definition du Projet sera revue dans le cadre du Contrat d'Association.

En lieu des paiements visees aux articles 7 et 8 du Contrat d'Association, CMD octroiera a la Gecamines les sommes suivantes selon les modalites a convenir dans le Contrat d'Association :

o    Cinq  millions de Dollars US a la date du  transfert a KMT SARL.  du Permis
     d'Exploitation   des  Rejets   (Kingamyambo,   Musonoi  et  Kasobantu)  des
     l'autorisation de sa creation par Decret Presidentiel.

o Dix millions de Dollars US a la date de la cloture financiere du Projet telle qu'elle sera definie dans le Contrat d'Association a reviser.

Article 3. :      Transformation du Titre Minier de Gecamines

Conformement a l'article 339 du Code Minier et a l'article 550 du Reglement Minier, Gecamines a demande la transformation du titre minier existant a la date des presentes sur la zone ou sont situes les Rejets (a) en Permis d'Exploitation des Rejets destines a KMT et (b) en Permis d'Exploitation qui sera conserve par Gecamines, etant entendu que les Parties n'ont pas encore convenu du transfert par la Gecamines a KMT du Permis d'Exploitation transforme sur tout ou partie du perimetre sur lequel les Rejets sont situes.

Le  versement  des  montants  vises  a  l'Article   precedent  est  expressement
subordonne au transfert a KMT du Permis d'Exploitation des Rejets dument transforme et valide.

Article 4. :      Entree en vigueur

Le present Accord entrera en vigueur des l'obtention par Gecamines et CMD des autorisations requises. Les parties s'engagent a faire de leur mieux pour permettre la finalisation de toute la documentation requise, a accelerer le processus de creation de KMT SARL et a faciliter le transfert du Permis d'Exploitation des Rejets en faveur de KMT SARL.

Article 5. :      Droit Applicable et Arbitrage.

Le present Accord sera regi par le droit congolais.

Tout differend ou litige decoulant du present Accord sera soumis a arbitrage selon les termes figurant a l'article 19 du Contrat d'Association.

EN FOI DE QUOI,

Les Parties ont signe le present  Accord a Lubumbashi,  le 27 juin 2003, en deux
exemplaires  originaux,   chacune  des  Parties  reconnaissant  avoir  recu  son
exemplaire.


                   POUR LA GENERALE DES CARRIERES ET DES MINES


           ASSUMANI SEKIMONYO                           NZENGA KONGOLO
 Administrateur-Delegue General Adjoint          Administarteur-Delegue General



                     POUR CONGO MINERAL DEVELOPMENTS LIMITED


              TIMOTHY READ                               FRANCOIS COLLETTE
  President du Conseil d'Administration                   Administrateur

                          CANACCORD CAPITAL CORPORATION

                                       and

                       CANACCORD CAPITAL (EUROPE) LIMITED

                                       and

                           AMERICA MINERAL FIELDS INC.

                                       and

                                  THE DIRECTORS







                                AGENCY AGREEMENT









                             DATED 19 September 2003



                                McCarthy Tetrault
                                 1 Plough Place
                                 London EC4A 1DE
                                 United Kingdom

                                AGENCY AGREEMENT

This Agreement dated as of 19 September 2003 is made

BETWEEN:

     AMERICA MINERAL FIELDS INC., a corporation existing under the laws of the Yukon Territory, Canada, having its principal office at St George's House, 15 Hanover Square, London W1S 1HS, UK (the "Corporation")

     and

     CANACCORD CAPITAL CORPORATION, 1210 - 320 Bay Street, Toronto, Ontario M5H 4A6, Canada ("Canaccord")

     and

     CANACCORD CAPITAL (EUROPE) LIMITED, Brook House, 27 Upper Brook Street, London W1K 7QF, UK ("Canaccord Europe") (Canaccord, Canaccord Europe are collectively referred to herein as the "Agents")

     and

     THE DIRECTORS OF THE  CORPORATION  whose names and addresses are set out in
     Schedule 1 (the "Directors")

     WHEREAS the Agents understand that the Corporation proposes to raise funds for the purposes described in the Prospectus and the Admission Document by offering for sale common shares of the Corporation;

     AND WHEREAS the Corporation wishes to appoint Canaccord, and Canaccord Europe, either directly or through their affiliates, or their respective Sub-Agents, to offer for sale and distribute such common shares and the Agents are willing to accept such appointment on the terms and conditions of this Agreement;

     NOW THEREFORE the parties agree as follows:

                                   DEFINITIONS

1. Interpretation. In this Agreement, all amounts referred to as $ are in Canadian dollars and as US$ are in United States dollars and the following terms shall have the meanings set out below:

"Acceptance Form" means the acceptance form attached to the Placing Letter;

"Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

"Admission" means the admission to trading on AIM of the existing issued and outstanding Common Shares and the Offered Shares to be issued pursuant to the Offering, becoming effective pursuant to rule 6 of the AIM Rules;

"Admission Document" means the admission document of the Corporation consisting of the Final Prospectus together with additional disclosure pages to be prepared and published in accordance with the AIM Rules relating to the Admission and the Placing;

"affiliate",    "associate",    "material    change",    "material   fact"   and
"misrepresentation" and "subsidiary" have the respective meanings given to them in the Securities Act (Ontario);

"Agents' Fee" has the meaning given to it in section 3;

"Agreement" means this agreement, as it may be amended, modified, restated or supplemented from time to time;

"AIM" means the Alternative Investment Market of the London Stock Exchange;

"AIM Rules" means the AIM Rules for Companies published by the London Stock Exchange (as amended from time to time);

"Auditors"  means  KPMG  LLP,   chartered   accountants,   as  auditors  of  the
Corporation;

"Auditors' Report" means the report prepared by the Auditors with respect to the Corporation set out in the Admission Document;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in Toronto, Ontario or London, England;

"Canadian Offer" means the offering of Offered Shares in Canada pursuant to the Prospectus;

"Canadian GAAP" means Canadian generally accepted accounting principles;

"Canadian Securities Laws" means, collectively, all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in the Qualifying Provinces and all discretionary decisions, orders or rulings, if any made by such securities regulatory authorities in connection with the transactions contemplated hereby;

"Claim" has the meaning given to it in subsection 14(a);

"Closing" means the completion of the issue and sale by the Corporation of Offered Shares pursuant to this Agreement;

"Closing Date" means 25 September, 2003, or such other date not later than the date which is 90 days following the date on which a MRRS decision document is obtained for the Final Prospectus, as the Corporation and the Agents may agree in writing or as may be changed pursuant to subsection 6(f);

"Closing Time" means 8:00 a.m. (Toronto time) (1:00 p.m. (London time)) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;

"Common Shares" means the voting common shares of no par value in the capital of the Corporation having the material attributes described in the Prospectus;

"Companies Act" means the Companies Act 1985 and Companies Act 1989 (each as amended);

"CRESTCo" means CRESTCo Limited, a company incorporated in England and Wales;

"CREST System" means the computerised settlement system which facilitates the transfer of title of shares in uncertificated form, operated by CRESTCo Limited;

"Directed Selling Efforts" means "directed selling efforts" as defined in Rule 902 of Regulation S;

"Directors Declarations" means the director's questionnaire provided to the Corporation by Canaccord Europe, as completed by each of the directors of the Corporation in connection with the Admission;

"distribution" means "distribution" or "distribution to the public" as those terms are defined under Canadian Securities Laws;

"Experts" means collectively Dr. Isobel Clark of Geostokos Limited (for Kolwezi Tailings Project); International Mining Consultants Limited, a division of IMC Group Consulting Limited under the Supervision of Andrew P. Wells, Neil C. Scott and Jeremy N. Hawke (for Kipushi Mine); and A C A Howe International Limited under the supervision of P. W. Forward and P. Jeffcock (for Angola).

"Experts' Reports" means the reports prepared by the Experts for the purposes of the Canadian Offer and filed with the securities commissions in the Qualifying Jurisdictions;

"Final Prospectus" means the final prospectus of the Corporation dated on or about 19 September 2003, signed, certified and filed with the securities commissions of the Qualifying Provinces in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares in the Qualifying Provinces;

"Financial Information" means, collectively, the audited comparative consolidated financial statements of the Corporation as at and for the years ended October 31, 2002, 2001 and 2000, together with the notes thereto and the Auditors' report thereon, the unaudited interim comparative consolidated financial statements of the Corporation as at and for the six-month periods ended April 30 2003 and 2002;

"Foreign Private Issuer" means "foreign private issuer" as defined in Rule 405 promulgated under the U.S. Securities Act;

"FSMA" means the Financial Services and Markets Act 2000;

"General Solicitation or General Advertising" means "general solicitation or general advertising" as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

"Indemnified Party" has the meaning given to it in subsection 14(a);

"London Stock Exchange" means London Stock Exchange plc;

"Loss" or "Losses" has the meaning given to it in subsection 14(a);

"Material Adverse Change" means a change in the business, operations, results of operations, business prospects, earnings, liabilities on condition, financial or otherwise, of the Corporation or its subsidiaries on a consolidated basis having a Material Adverse Effect.

"Material Adverse Effect" means a material adverse effect on the business, operations, results of operations, business prospects, earnings, liabilities or condition, financial or otherwise, of the Corporation or its subsidiaries on a consolidated basis;

"Material Contracts" means, collectively, the agreements referred to in the "Material Contracts" section of the Prospectus;

"Material Subsidiaries" means collectively AMF Holdings Ltd, Congo Mineral Developments Ltd., America Mineral Fields International Ltd., Catapult Holdings Ltd. and IDAS Resources N.V.;

"Minimum Offering" means the sum of US$13.8 million being the minimum amount of gross proceeds required to be raised pursuant to the Offering;

"MRRS" means National Policy 43-201 of the Canadian Securities Administrators, as currently in effect;

"Nominated Adviser" means Canaccord Europe acting as nominated adviser and broker to the Corporation in accordance with the AIM Rules and the Nominated Adviser Agreement;

"Nominated Adviser Agreement" means the Nominated Adviser and Broker Agreement dated 19 September 2003, between the Corporation and Canaccord Europe relating to the appointment of Canaccord Europe as nominated adviser and broker to the Corporation;

"Notice" has the meaning given to it in section 22;

"Non-Qualifying Jurisdictions" has the meaning given to it in section 2(a).

"Offered Shares" means a maximum of 25,212,000 Common Shares offered pursuant to the Offering at a price of $1.10 per Offered Share (and (pound)0.50 per Offered Share in the UK and other European jurisdictions);

"Offering" means the offering of Offered Shares contemplated by this Agreement, including the Canadian Offer pursuant to the Prospectus and the Placing pursuant to the Placing Letter;

"Offering Jurisdictions" means collectively the Qualifying Provinces and the Non-Qualifying Jurisdictions.

"Placees" means the persons to whom the Offered Shares are sold pursuant to the Placing who are persons to whom sales by the Agents would not require the registration or filing of a prospectus, offering memorandum or comparable document with respect to such sales under such laws. For the avoidance of doubt, Placees in the UK are those persons who fall within one or more of the exemptions set out in Regulation 7 of the POS Regs;

"Placing" means the placing by Canaccord Europe of Offered Shares to Placees in the UK and certain other European jurisdictions pursuant to the Placing Letter;

"Placing Letter" means the placing letter  substantially in the form attached as
Schedule 2 with the Acceptance Form attached thereto;

"POS Regs" means the UK Public Offers of Securities Regulations 1995 (as amended);

"Preliminary Prospectus" means the preliminary prospectus of the Corporation dated August 20, 2003 signed, certified and filed with the securities commissions of the Qualifying Provinces in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares in the Qualifying Provinces;

"10-Day Announcement" means the pre-admission announcement provided to the London Stock Exchange by the Corporation regarding application for Admission pursuant to Rule 2 of the AIM Rules;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Purchasers" has the meaning given to it in section 2(a);

"Qualifying Provinces" means the provinces of Ontario, British Columbia and Alberta in Canada;

"Registrar" means Computershare Trust Company at Canada at its offices at 4th Floor, 510 Burrard St, Vancouver B.C. V6C 3B9, Canada;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Sub-Agent" has the meaning given to it in subsection 2(b);

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, the Admission Document or the U.S. Offering Memorandum, any amended, restated or supplemental prospectus and any ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws or the AIM Rules or any other applicable laws in connection with the transactions contemplated herein and therein;

"TSX" means the Toronto Stock Exchange;

"U.S. GAAP" means accounting principles generally accepted in the United States;

"U.S. Offering Memorandum" means a confidential private placement memorandum dated 19 September 2003 prepared for use in connection with the U.S. Placement;

"U.S. Person" means a "U.S. Person" as defined in Rule 902 of Regulation S;

"U.S. Placement" means the offer of Offered Shares in the United States pursuant to Rule 506 of Regulation D;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Working Capital Period" means the period ending 30 September 2004;  and

"Working Capital Report" means the report in the agreed form prepared by the Corporation on the cashflow and working capital projection of the Corporation covering the Working Capital Period.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "sections", "subsections", "clauses" or "schedules" are to the appropriate section, subsection, clause or schedule of or to this Agreement.

Any statement, representation or warranty qualified by reference to the awareness, knowledge, information or belief of any person or any other similar expression is deemed to include an additional statement that it has been made with due and careful consideration after such person has made all reasonable enquiries and all such investigations as could reasonably be expected to be made or considered in the context of the Offering and Admission.

2.   Appointment of Agents.

     (a) Appointment of Agents. The Corporation appoints the Agents as its sole and exclusive agents to effect the Offering and the Agents agree severally, but not jointly and severally, to act, directly or through their affiliates as the Corporation's agents for such purpose. The Agents agree to offer the Offered Shares for sale, as agents of the Corporation, directly and through their respective affiliates, in the manner contemplated by and subject to the terms and conditions of this Agreement, to investors (the "Purchasers"). The Agents will use reasonable efforts to offer the Offered Shares in the Qualifying Provinces pursuant to the Prospectus and to place the Offered Shares to Placees in the United Kingdom and certain other European jurisdictions (collectively the "Non-Qualifying Jurisdictions") pursuant to the Placing Letter as agreed upon by the Corporation and the Agents. The Agents may also offer the Offered Shares in the United States (through the Agents' affiliate Canaccord Capital Corporation
(USA),  Inc.)  on a
basis exempt from registration requirements of the U.S. Securities Act pursuant to the U.S. Offering Memorandum. The Agents shall conduct their activities in connection with procuring Purchasers of the Offered Shares in the Non-Qualifying Jurisdictions on a basis exempt from any prospectus or similar disclosure requirements of the applicable securities legislation in the Non-Qualifying Jurisdictions, all in the manner contemplated by this Agreement.

     (b) Sub-Agents. The Agents may form a sub-agency group or otherwise engage one or more sub-agents who shall be qualified investment dealers or brokers (the "Sub-Agents") in the applicable jurisdiction, and may determine the percentage fee payable to such Sub-Agents, which fee will be paid by the Agents out of the Agents' Fee.

     (c) No Obligation to Purchase. Each Agent is acting solely as agent in offering the Offered Shares to potential Purchasers hereunder, and neither Agent nor any of its respective affiliates have any obligation to purchase any Offered Shares.

3. Agent's Compensation. In consideration for the Agents' services hereunder in respect of the Offering, the Corporation agrees to pay to the Agents, at the Closing Time

     (a) a corporate finance fee of (pound)85,000 ("Finance Fee") payable in cash upon Admission to the order of Canaccord Europe;

     (b) a commission equal to 6% (six percent) of the price per Offered Share sold at the Closing (the "Agents' Fee") which may be deducted by the Agents from the proceeds of sale of the Offered Shares on the Closing Date;

     (c) the Corporation shall also grant and issue to Canaccord Europe at the Closing Time, broker warrants (the "Broker Warrants") to purchase 1,260,600 Common Shares (the "Broker Shares") at the price of (pound)0.50 per Broker Share for a period of 12 months following the Closing Time.

4. Compliance with Securities Laws by the Corporation.

     (a) Canadian Law Matters. The Corporation shall fulfil and comply with, to the satisfaction of the Agents, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to qualify the Offered Shares and Broker Warrants for distribution in the Qualifying Provinces through the Agents or any other investment dealers or brokers who comply with the applicable securities laws of the Qualifying Provinces. These requirements, including the issuance of a MRRS decision document for the Final Prospectus from the applicable securities regulatory authorities, shall be fulfilled in all Qualifying Provinces not later than 5:00 p.m. (Toronto time) on 19 September 2003, or by such other time or later date or dates as the Corporation and the Agents may agree.

     (b) UK Law Matters. The Corporation represents, warrants and covenant to the Agents and acknowledges that the Agents are relying on such warranties and covenants, that:

          (i) subject to section (ii) below, the Admission Document contains all information required by, and the issue of the Offered Shares and the issue and distribution of the Admission Document in the manner proposed will comply with the AIM Rules;

          (ii) the Corporation will as soon as reasonably practicable after execution of this Agreement procure that the Admission Document is published in accordance with rule 3 of the AIM Rules;

          (iii)the Corporation will use its reasonable  endeavours to subject to section 13(d), procure Admission on or before 25 September 2003, and will supply all such information, give all such undertakings, execute all such documents, pay all such fees and do or procure to be done all such things as may be reasonably required to comply with the requirements of the London Stock Exchange in relation to the application for Admission and with the AIM Rules and, in particular, to comply with all reasonable requests of the Nominated Adviser in connection therewith;

          (iv) the Corporation undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Corporation or otherwise as may reasonably be required by the Agents or the Nominated Adviser for the purpose of complying with the requirements of the London Stock Exchange or the AIM Rules.

     (c) US Law Matters. The Corporation represents, warrants, covenants and agrees that:

          (i) the Corporation is a Foreign Private Issuer and reasonably believes that there is not a "substantial U.S. market interest" in its Common Shares (as such term is defined in Regulation S);

          (ii) it is not, and as a result of the sale of the Offered Shares will not be an "investment company" as defined in the United States Investment Company Act of 1940;

          (iii)during the period in which the Offered Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption from registration afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Offered Shares, pursuant to this Agreement;

          (iv) the Corporation will execute or procure the execution of all documents and will use its commercially reasonable efforts to take or cause to be taken all such steps as may be reasonably necessary or desirable to establish, to the satisfaction of counsel for the Agents and counsel for the Corporation, any and all legal requirements to enable the Agents to offer the Offered Shares for sale in the United States under Rule 506 of Regulation D in accordance with this Agreement;

          (v) except with respect to offers and sales to Accredited Investors in reliance upon an exemption from registration under Section 4(2) of the U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on their behalf, has made or will make:

               (A) any offer to sell, or any solicitation of an offer to buy, any securities of the Corporation to a U.S. Person, or a person in the United States; or

               (B) any sale of securities of the Corporation unless, at the time the buy order originated, the purchaser (including each Purchaser of the Offered Shares) of the Offered Shares is:

                    (1)  outside the United States; or

                    (2) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States; and

                    (3) during the period in which the Offered Shares are offered for sale neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States.

5. Distribution and Certain Obligations, Covenants and Warranties of the Agents and the Corporation.

     (a) The Offered Shares will be offered for sale and distributed by the Agents, their respective affiliates and any Sub-Agents only in those jurisdictions where and to persons to whom they may be lawfully offered for sale, distributed, placed or sold and upon the terms and conditions set forth in the Prospectus, the Admission Document, the U.S. Offering Memorandum and this Agreement. The Agents further agree, subject to receipt of the same from the Corporation, to send a copy of all Supplementary Material to all persons to whom copies of the Final Prospectus, the Admission Document and the U.S. Offering Memorandum are sent.

     (b) For the purposes of this Agreement, the Agents shall be entitled to assume that the Offered Shares are qualified for distribution in the Qualifying Province where a receipt or similar document (including an MRRS decision document) for the Prospectus shall have been obtained from the applicable regulatory authority following the filing of the Prospectus.

     (c) Prior to the Closing Date the Corporation shall co-operate in all respects with the Agents to allow and assist them to participate fully in the preparation of the Final Prospectus, the

Admission Document, the U.S. Offering Memorandum and any Supplementary Material and shall allow the Agents and their respective counsel to conduct all "due diligence" investigations, including without limitation, verification, which the Agents may reasonably require to fulfil their obligations and those of any affiliates and Sub-Agents and to enable the Agents (either directly or through any of their affiliates) to execute any certificate or confirmation required to be executed in such documentation.

     (d) The Agents: (x) represent, warrant, covenant and agree that neither they nor any person acting on their behalf have made or will make any Directed Selling Efforts with respect to the Offered Shares; and (y) acknowledge that the Offered Shares have not been registered under the U.S. Securities Act and may not be offered or sold outside the United States except pursuant to Regulation S, and, with respect to offers and sales to U.S. Persons, except pursuant to Rule 506 of Regulation D. Accordingly, the Agents agree that, with respect to each offer or sale of Offered Shares to U.S. Persons, they have offered, and will offer, securities to Purchasers in the United States only in the following manner:

          (i) the Agents will offer the Offered Shares in the United States only through Canaccord Capital Corporation (USA) Inc. or another United States registered broker-dealer, solely to Accredited Investors, and only in states of the United States where such broker-dealer is registered, or otherwise exempt from registration;

          (ii) immediately prior to soliciting such offerees, the Agents or any broker-dealer used had reasonable grounds to believe and did believe that each offeree was or is an Accredited Investor;

          (iii)Offers and Sales of Offered Shares in the United States shall not be made through (i) any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

          (iv) any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made to U.S. Persons was or will be made only to Accredited Investors, and in transactions that are exempt from registration under applicable state securities laws;

          (v) prior to completion of any sale of Offered Shares in the United States, the Agents shall cause each United States Purchaser of Shares to execute an agreement in the form attached as an Appendix to the U.S. Offering Memorandum;

          (vi) the Agents shall give the Corporation reasonable notice of the U.S. jurisdictions in which they propose to offer and sell the Shares, and the Corporation shall fully and timely co-operate with the Agents and their counsel so as to prepare, execute and timely submit any and all filings which, in the view of the Agents, may be necessary in order to perfect a claim of exemption from the securities registration provisions of the U.S.

               Securities Act and applicable state laws, with the Corporation to reimburse the Agents at the Closing Time for all filing fees, costs and reasonable attorneys' fees incurred in connection therewith; and

          (vii)at closing, the Agents will provide a certificate, substantially in the form of Schedule 3, relating to the manner of the offer and sale of the Offered Shares.

     (e) Each Agent severally hereby represents, warrants and covenants to the Corporation and each acknowledges that the Corporation is relying upon such representations and warranties that:

          (i) it, its affiliates and Sub-Agents (if any) shall use their respective reasonable efforts to solicit subscriptions for and to offer the Offered Shares for sale as agent of the Corporation and will do so only in compliance with all applicable securities or equivalent legislation of each Offering Jurisdiction in which Purchasers are solicited in connection with the Offering, Canadian Securities Laws, UK securities laws and applicable U.S. securities laws, provided, however, an Agent will not be liable to the Corporation under this subsection 5(e)(i) with respect to a default by the other Agent under this subsection 5(e)(i) if the first Agent is not itself also in default;

          (ii) it, its affiliates and Sub-Agents (if any) will not solicit offers to purchase or sell Offered Shares so as to require registration thereof or filing of a prospectus or offering memorandum or other comparable document with respect thereto under the laws of any jurisdiction (other than in the Qualifying Provinces);

          (iii)it, its affiliates and Sub-Agents (if any) will obtain from each Purchaser in the UK and Europe an executed agreement in the form of the Placing Letter;

          (iv) it, its affiliates and Sub-Agents (if any) will refrain from advertising the Offering in printed media of general and regular paid circulation, radio or television;

          (v) it, its affiliates and Sub-Agents (if any), will not, in connection with the Offering, make any representation or warranty with respect to the Offered Shares, except pursuant to the Prospectus in connection with sales made in Canada, the Admission Document in connection with sales made in the UK and certain other European jurisdictions or the US Offering Memorandum in connection with sales made in the United States;

          (vi) it has good and sufficient right and authority to enter into this Agreement and complete the transactions to be completed by it under this Agreement on the terms and conditions set forth herein; and

          (vii)it, its affiliates and Sub-Agents (if any) is or will be duly qualified under applicable securities laws in those jurisdictions in which it, or its affiliates, will act as agent of the Corporation in connection with the Offering as to permit it to lawfully fulfil its obligations under this Agreement.

The representations, warranties and covenants of the Agents contained in sections 5(e)(i) to (vii), above, shall be true and correct as of the Closing Date with the same force and effect as if then made by the Agents and the Agents shall deliver to the Corporation at the Closing Time a certificate to that effect dated as of the Closing Date.

6. Deliveries on Filing and Related Matters.

     (a) Deliveries on Filing in Canada. The Directors and the Corporation shall deliver or procure to be delivered to Canaccord or Canaccord's counsel (on behalf of the Agents) the documents set out below at the respective times indicated:

          (i)  on  or  before  the  date  hereof,   copies  of  the  Preliminary
               Prospectus   signed  and   certified   as  required  by  Canadian
               Securities Laws;

          (ii) on or before the date hereof, a copy of the Final Prospectus signed and certified as required by Canadian Securities Laws;

          (iii)concurrently with the filing of the Final Prospectus, a copy of any other document required to be filed by the Corporation under the laws of each of the Qualifying Provinces in compliance with Canadian Securities Laws; and

          (iv) concurrently  with  the  filing  of  the  Final   Prospectus,   a
               "long-form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, addressed to each of the Agents and the directors of the Corporation from the Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the Auditors' Report contained in the Final Prospectus and any auditors' comfort letter addressed to the securities regulatory authorities in the Qualifying Provinces.

     (b) Deliveries in the United Kingdom. The Directors and the Corporation shall on or before publication of the Admission Document, or at such other time as may be agreed in writing by the Agents and the Corporation, apply or procure to apply for Admission and shall deliver or procure that there are delivered, to Canaccord Europe or Canaccord Europe's counsel (on behalf of the Agents):

          (i)  one copy of the Admission Document;

          (ii) one signed copy of the written consent of the Auditors to the inclusion of the Auditors' Report in the Admission Document in compliance with the AIM Rules;

          (iii) one original signed copy of the Working Capital Report;

          (iv) one original signed copy of the letter from the Auditors reporting on the Working Capital Report and confirming that the directors of the Corporation have made the statements in the Working Capital Report after due and careful enquiry;

          (v) one signed copy of each of the Experts Reports in the form in which such report appears in the Admission Document;

          (vi) one signed copy of the written consent of each of the Experts to the inclusion in the Final Prospectus of the Experts Reports and respective references thereto and its name in the form and context in which they appear;

          (vii)one copy of the Nominated Adviser Agreement signed by the Corporation;

          (viii) one certified copy of signed responsibility letters to the Corporation, Canaccord Europe (on behalf of the Agents) and the Nominated Adviser from each of the directors of the Corporation in the form previously agreed by Canaccord Europe or their counsel;

          (ix) one copy of a memorandum prepared by the Corporation's UK counsel, Stikeman Elliott LLP, and addressed to the Directors explaining the Directors' liabilities and ongoing responsibilities in connection with the Placing, the Admission and the Prospectus, in the form previously approved by Canaccord Europe or their counsel;

          (x) one certified copy of the resolutions passed at a meeting of the Directors approving the Admission Document, the Admission, the issue of the Offered Shares and authorizing the execution of this Agreement by the Corporation;

          (xi) one certified copy of the Certificate and Articles of Continuance of the Corporation;

          (xii)one certified copy of all the other documents stated in the Admission Document as being available for inspection;

          (xiii) one copy of the 10-Day Announcement provided to AIM and published on 9 September 2003 in accordance with Rule 2 of the AIM Rules;

          (xiv)one copy of a signed application form in respect of the application for Admission in the form required by the AIM Rules; and

          (xv) all such further information and documents as the Agents may reasonably require for the purpose of assisting the Corporation to obtain Admission.

     (c) Supplementary Material. The Directors and the Corporation shall also prepare and deliver or procure to be prepared and delivered promptly to the Agents and the Agents' counsel, as the case may be, versions of all Supplementary Material signed and certified as required by applicable Canadian Securities Laws, and AIM Rules and other applicable securities laws. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Agents and the Agents' counsel, with respect to such Supplementary Material, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in subsections 6(a) and
(b), above, as appropriate or reasonably requested by the Agents in the circumstances.

     (d) Representations as to Prospectus, Admission Document and Supplementary Material and Consent. Save to the extent disclosed therein, delivery of the Prospectus, the Admission Document and any Supplementary Material shall constitute a representation and warranty by the Directors, to the best of their knowledge having made due and proper inquiries, and by the Corporation to the Agents and their respective affiliates that, as at the respective dates of the Prospectus, the Admission Document and Supplementary Material, as the case may be,

          (i) all information and statements (except information and statements relating solely to an Agent or its affiliates and provided by the Agent) contained in the Prospectus, the Admission Document, the U.S. Offering Memorandum and any Supplementary Material are in accordance with the facts, are true and accurate in all material respects and not misleading and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

          (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to an Agent or its affiliates) which is required to be stated in such disclosure or is necessary to make the information contained in such disclosure not misleading in light of the circumstances under which it was made;

          (iii)the Admission Document and any Supplementary Material comply fully with the AIM Rules (save to the extent any waivers or derogation has been granted by AIM in respect thereof);

          (iv) except as set forth or contemplated in the Prospectus, the Admission Document, the U.S. Offering Memorandum or any Supplementary Material, there has been no Material Adverse Change or significant change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since 31 October 2002;

          (v) the Admission Document contains all such information as investors would reasonably require and reasonably expect to find there for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Corporation and the rights attaching to the Offered Shares;

          (vi) without prejudice to the generality of the foregoing, all statements, forecasts, estimates and expressions of opinion, belief, intention and expectation contained in the Prospectus, the Admission Document, the U.S. Offering Memorandum and any Supplemental Material are fairly and honestly given, expressed or held and have been made after due and proper consideration and are reasonably based on facts known to the Corporation and to the extent that they are based on reasonable assumptions have regard to the facts which are known to the Corporation, and there are no material facts or information known (including but not limited to interests in the properties of the Corporation) or which could with due enquiry have been known to the Corporation which are not disclosed in the Prospectus, the Admission Document and the U.S. Offering Memorandum and which would reasonably be considered to:

               (A) be likely to affect the import of the information contained therein; or

               (B) make any statement therein (whether of fact or opinion) inaccurate or misleading; or

               (C) invalidate or qualify any assumption made in support of any statement therein (whether of fact or opinion); or

               (D) be material for disclosure to the Agents in relation to the Offering or to a Purchaser of any of the Offered Shares; and

          (vii)having made due and careful enquiry the Directors and the Corporation have satisfied themselves that (i) all the documents required by the AIM Rules to be included in the application for listing of the Offered Shares have or will have been supplied to the London Stock Exchange; (ii) all other relevant requirements of the AIM Rules have been complied with; and (iii) there are no material matters other than those disclosed in the Admission Document which the Corporation considers should be taken into account by the London Stock Exchange in considering the suitability for Admission of the Offered Shares for which application is being made.

Such deliveries shall also constitute the Corporation's consent to the use by the Agents, their affiliates and any Sub-Agent of the Prospectus, the Admission Document, the U.S. Offering Memorandum or any Supplementary Material in connection with the offer and distribution of the Offered Shares in compliance with this Agreement, including (but not limited to) in the Qualifying Provinces and in the UK under applicable securities laws.

     (e) Commercial Copies. The Corporation shall cause commercial copies of the Final Prospectus, the Admission Document and the U.S. Offering Memorandum to be delivered to or as directed by the Agents without charge, in such numbers and in such cities as the Agents may reasonably and lawfully request by oral instructions to the Corporation and its printer of the Final Prospectus, the Admission Document and the U.S. Offering Memorandum given forthwith after a MRRS decision document has been issued therefor (in the case of the Final Prospectus), or in the case of the Admission Document forthwith after the Admission Document has been finalized and published and in the case of the U.S. Offering Memorandum forthwith after the U.S. Offering Memorandum has been finalised. Such delivery shall be effected as soon as reasonably possible and, in any event, with respect to the Final Prospectus not later than two Business Days after a MRRS decision document has been issued therefor. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material.

     (f) Change of Closing Date. Subject to section 13, if a material change or a change in a material fact such as is contemplated by section 7 occurs prior to the Closing Date, the Closing Date shall be, unless the Corporation and the Agents otherwise agree in writing, the sixth Business Day following the later of:

          (i) the date on which all applicable filings or other requirements of Canadian Securities Laws and the AIM Rules or any other applicable laws with respect to such material or significant change or change in a material fact have been complied with and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Agents; and

          (ii) the date upon which the commercial copies of any Supplementary Material have been delivered in accordance with subsection 6(e).

     The Agents may, in their discretion, waive the requirement that the Corporation deliver to them any of the documents or items listed in this section 6 or may extend the time for delivery of any of such documents or items. Any waiver or extension may be granted by the Agents subject to such conditions as they determine.

7. Material or Significant Change During Distribution.

     (a) During the distribution of the Offered Shares under the Final Prospectus and the Admission Document, the Corporation shall forthwith notify the Agents in writing of:

          (i) any material change or significant change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries, taken as a whole;

          (ii) any material fact that has arisen or has been discovered which would have been required to have been stated in the Final Prospectus or the Admission Document had the fact arisen or been discovered on, or prior to, the date of the Final Prospectus or the Admission Document; and

          (iii)any change in any material fact or matter covered by a statement contained in the Final Prospectus or the Admission Document or any Supplementary Material which change is, or may be, of such a nature as to render any statement in the Final Prospectus, the Admission Document or any Supplementary Material misleading or untrue or which would result in a misrepresentation in the Final Prospectus, the Admission Document or any Supplementary Material or which would result in the Final Prospectus, the Admission Document or any Supplementary Material not complying with Canadian Securities Laws, other laws of any Qualifying Province, the FSMA or other applicable laws of the UK or which would reasonably be expected to have a significant effect on the market price or value of the Offered Shares.

     (b) During the period of distribution of the Offered Shares and prior to Admission, the Corporation shall forthwith, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Agents, with all applicable filing and other requirements under Canadian Securities Laws, applicable UK securities laws or any other applicable laws as a result of such material fact or material change or significant change; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining the approval of the Agents (such approval not to be unreasonably withheld or delayed), after consultation with the Agents with respect to the form and content thereof. The Corporation shall forthwith in good faith discuss with the Agents and the Nominated Adviser any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section.

     (c) Until the distribution of the Offered Shares shall have been completed under the Prospectus and prior to Admission, the Corporation shall forthwith advise the Agents of and provide them with, copies, of any written communications relating to:

          (i) the issuance by any securities regulatory authority, including the TSX and AIM, of any order suspending or preventing the use of the Prospectus, the Admission Document or any Supplementary Material or any cease-trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

          (ii) the receipt of any material communication from any securities regulatory authority, including the TSX and AIM, or other authority relating to the Prospectus or the Admission Document or the Offering.

The Corporation shall use its best efforts to prevent the issuance of any such cease-trading or stop order and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable.

     (d) Where, after publication of the Admission Document and prior to Admission, there is a significant change affecting any matter required to be included in the Admission

Document or if a significant new matter arises, the inclusion of which would have been required if it had arisen when the Admission Document was prepared, then the Corporation shall immediately disclose the change or matter to the Agents and the Nominated Adviser in writing and the Corporation shall ensure that any Supplementary Material required is prepared and published in a form agreed with the Agents.

8. Change in Securities Laws. If during the distribution of the Offered Shares and prior to Admission there shall be any change in Canadian Securities Laws, the POS Regs, the AIM Rules, the FSMA or any other applicable laws relating to the Offering in any jurisdiction which, in the opinion of the Agents, requires the filing of any Supplementary Material, the Corporation shall, to the reasonable satisfaction of the Agents, promptly prepare and file such Supplementary Material with the appropriate securities regulatory authority in each of the Offering Jurisdictions where such filing is required; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining the approval of the Agents (such approval not to be unreasonably withheld or delayed), after consultation with the Agents with respect to the form and content thereof.

9. Other Representations and Warranties of the Corporation. The Corporation hereby represents and warrants as follows to the Agents and their affiliates, and acknowledges that the Agents are relying upon such representations and warranties in connection with their execution and delivery of this Agreement and the performance of their obligations hereunder:

     (a) the Corporation is duly continued and organized and validly existing under the laws of the Yukon Territory, Canada, is duly qualified to carry on its business as now conducted and to own, lease and operate its property and assets and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

     (b) the Material Subsidiaries are duly incorporated and organized and validly existing under the laws of their jurisdiction of incorporation, are duly qualified to carry on their business as now conducted and to own, lease and operate its property and assets and are in good standing in each jurisdiction in which the conduct of their business or the ownership, leasing or operation of their property and assets requires such qualification;

     (c) except as disclosed in the Prospectus, each of the Material Subsidiaries and the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is current with all material filings required to be made in each jurisdiction in which its business is carried on, and holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the "Licenses") to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing and none of the Licenses contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business of the Corporation and the Material Subsidiaries considered as a whole, as now carried on or as proposed to be carried on;

     (d) the Corporation is the owner of the assets included in the Financial Information with good and marketable title free and clean of all liens, changes, encumbrances and any other rights of others other than those disclosed in the Final Prospectus.

     (e) the authorized capital of the Corporation consists of an unlimited number of Common Shares (of which 36,132,816 Common Shares were issued and outstanding as fully paid an non-assessable as at 20 August 2003);

     (f) except as disclosed in the Final Prospectus and the Admission Document,
(i) no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of the Corporation and (ii) no other rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Corporation, are outstanding;

     (g) all of the issued and outstanding shares in the capital of the Material Subsidiaries have been validly issued and are outstanding as fully paid and non-assessable. The Corporation is the registered and beneficial owner of all of the issued and outstanding shares in the capital of the Material Subsidiaries, all of which shares are owned free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of the Material Subsidiaries and no rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Material Subsidiaries, are outstanding;

     (h) the Corporation has all requisite corporate power and authority to: (i) execute and deliver this Agreement and perform its obligations hereunder; and
(ii) issue, sell and deliver the Offered Shares, the Broker Warrants and the Broker Shares in accordance with the provisions of this Agreement;

     (i) all necessary corporate action has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement and the issuance, sale and delivery of the Offered Shares, the Broker Warrants and the Broker Shares in accordance with the provisions of this Agreement;

     (j) this Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

     (k) the execution and delivery of this Agreement, the issue, sale, placing and delivery of the Offered Shares, the Broker Warrants and the Broker Shares, and the performance or the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both); (i) any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral) or instrument, including any Material Contract, to which the Corporation or the Material Subsidiaries is a party or by which any of them is bound, or to which any of their property or assets is subject, which breach or violation or the consequences thereof alone or in the aggregate, would have a Material Adverse Effect nor (ii) will such action conflict with or result in any violation of the provisions of the articles or incorporation or other constating documents, by-laws or resolutions of the Corporation or the Material Subsidiaries or any statute applicable to the Company or its Material Subsidiaries including without limitation, the Canadian securities laws or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Corporation and its Material Subsidiaries or any of their properties which violation or the consequences thereof alone or in the aggregate, would have a Material Adverse Effect;

     (l) other than those that have been obtained prior to the date hereof, the matters set out in subsection (n), and Admission, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or regulatory body is required for the issue, sale and delivery of the Offered Shares, Broker Warrants and Broker Shares, or the consummation by the Corporation of the transactions contemplated in this Agreement;

     (m) the Offered Shares, Broker Warrants and Broker Shares have been duly authorized for issuance and, upon the Corporation receiving payment therefor and upon Admission, as applicable, the Offered Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

     (n) the currently outstanding Common Shares are listed on the TSX and the TSX has conditionally approved the listing of the Offered Shares issuable in connection with the Offering and the Broker Shares issuable upon exercise of the Broker Warrants, and has conditionally approved the posting for trading of such Offered Shares at the opening of trading on the Closing Date;

     (o) the Registrar has been duly appointed as the Canadian registrar and transfer agent for the Common Shares;

     (p) no order to cease or suspend trading of any securities of the Corporation has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and to the knowledge of the Corporation, no proceedings for such purpose have been instituted, are continuing or pending or contemplated or threatened;

     (q) to the knowledge of the Corporation, the Corporation has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable laws (including, without limitation, periodic timely disclosure filings and other materials required to be filed by a "reporting issuer" under Canadian Securities Laws in the Qualifying Provinces). All such reports, filings, disclosures, releases or other materials were prepared in accordance with applicable laws (including Canadian Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation. There are no material facts or material information and, since 31 October 2002, there has been no material change in the capital, business, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), operations, condition (financial or otherwise), results of operations, financial position, capital or long-term debt or prospects of the Corporation or the Material Subsidiaries, in each case required to be disclosed under applicable laws, which has not been generally disclosed to the public and no such disclosure has been made on a confidential basis;

     (r) except as disclosed in the Prospectus, there are no claims, actions, suits, arbitrations, proceedings or investigations (whether or not purportedly on behalf of the Corporation) pending or contemplated or threatened, at law or in equity or before or by any federal, provincial, municipal or other governmental department, court, commission, board or agency, domestic or foreign, which could have a Material Adverse Effect or which may restrict or prohibit the Corporation from complying with its obligations hereunder, including any claim or question as to the validity of the issuance, sale, placing or delivery of the Offered Shares, or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement, or could result in the revocation, cancellation or suspension of any of the Corporation's or the Material Subsidiaries' licenses or qualifications to do business;

     (s) the Corporation will apply the net proceeds from the issue and sale of the Offered Shares to be issued and sold by it hereunder in accordance with the description set forth in the Final Prospectus;

     (t) neither the Corporation nor any of the Material Subsidiaries is (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral), undertaking or instrument, including any Material Contract, to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole; or (ii) in violation of the provisions of its articles of incorporation or other constating documents, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties or agreements which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole;

     (u) neither the Corporation nor any of the Material Subsidiaries has received notice from any court or governmental or regulatory authority of any jurisdiction in which it carries on a material part of its business or owns or leases any material property or in or from which it licenses any products, technologies, patents or other intellectual property, of any restriction on its ability to or of a requirement for it to qualify to, nor is the Corporation or the Material Subsidiaries otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as described in the Final Prospectus, except such qualifications as have been satisfied;

     (v) except as disclosed in the Prospectus, since 31 October 2002 (i) there has not been any material or significant change or a change in material fact (actual, proposed, threatened or contemplated) in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation or the Material Subsidiaries, and (ii) there has been no transaction entered into by the Corporation or the Material Subsidiaries, other than those in the ordinary course of business, which is material to the Corporation and the Material Subsidiaries, taken as a whole, and (iii) the Corporation has not entered into any agreement or taken any action which would interfere with the ordinary and normal conduct of its business beyond the Closing Date;

     (w) the consolidated financial statements comprising the Financial Information were prepared in accordance with Canadian GAAP consistently applied throughout the periods covered thereby and, subject to annual year end adjustments in the case of the unaudited interim consolidated financial statements, present fairly, in all material respects, the financial position of the Corporation on a consolidated basis as at the dates thereof and for the periods covered thereby;

     (x) the Corporation does not have any material liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in notes to financial statements prepared in accordance with Canadian GAAP except (i) as are shown in the Financial Information, and (ii) normal current liabilities incurred in the ordinary course of business since 31 October 2002;

     (y) there are no loans or other indebtedness of shareholders or any persons not dealing at arms length with the Corporation owing to or by the Corporation, except as disclosed in the Financial Information;

     (z) no material information was withheld from the Auditors for the purposes of preparing the Financial Information and all information provided to the Auditors for such purposes was given in good faith;

     (aa) no material information was withheld from the Experts for the purposes of preparing the Experts' Report and all information provided to the Experts for such purposes was given in good faith;

     (bb) the Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (absolute, accrued, contingent or otherwise) or indebtedness of any other person, firm or corporation except as disclosed in the Final Prospectus;

     (cc) the cash flow and working capital projection which form the basis of the Working Capital Report has been properly and carefully compiled by the Corporation on the basis of the assumptions set out in such projection (and no other material assumptions) and such assumptions are fair and reasonable and there are no facts known to the Corporation which have not been taken into account in the preparation of such projections and which could be expected to have a material effect thereon. All information relating to the Corporation supplied by the Corporation to the Agents or the Nominated Adviser for the purpose of their examination and review of the working capital projections of the Corporation was prepared and compiled to the best of the Company's knowledge and was not by itself or by omission materially misleading;

     (dd) all information provided by the Corporation to the Auditors, the Agents or the Nominated Adviser for the purpose of reviewing the working capital projection of the Corporation constituted the Corporation's best estimates when so provided, and the Corporation has provided the Agents and the Nominated Adviser with all information in its possession which is relevant to the Agents or the Nominated Adviser for the purpose of the Agents or the Nominated Adviser, as applicable, giving advice in connection with the Offering, the Admission Document or the application for Admission in general;

     (ee) taking into account the available credit facilities and the net proceeds of the Offering receivable by the Corporation, the Corporation has sufficient working capital for its present requirements, that is until September 30, 2004;

     (ff) the Corporation has established procedures which provide a reasonable basis for the Corporation and its officers and directors to make proper judgments as to the financial position and prospects of the Corporation and the Material Subsidiaries;

     (gg) each of the Material Subsidiaries and the Corporation has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date hereof to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued, thereon which might reasonably be expected to result in an adverse material change to the Corporation and its Material Subsidiaries, taken as a whole;

     (hh) each of the Material Subsidiaries and the Corporation has made adequate provision for all taxes payable and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or its Material Subsidiaries, and there are no actions, suits, proceedings, investigations or claims threatened or to the knowledge of the Corporation, pending against the Corporation or its Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

     (ii) the Material Contracts constitute all of the agreements, contracts, arrangements or understandings (written or oral) that are material to the business and affairs of the Corporation and its Material Subsidiaries, each of the Material Contracts which are dated on or before the date of this Agreement, has been duly and validly executed and delivered by the Corporation, constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, is in good standing and there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in a Material Adverse Change in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation and its Material Subsidiaries, taken as a whole;

     (jj) except as disclosed in the Prospectus and the Admission Document, the Corporation and each Material Subsidiary has its rights and benefits under each of the Material

Contracts, and except as disclosed in the Prospectus and the Admission Document, are free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except such as have arisen in the ordinary course of business or that are not material; and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any such assets except such as have arisen in the ordinary course of business or that are not material;

     (kk) other than as disclosed in the Prospectus, the Corporation is not aware of any legislation or change in legislation applicable to it which it anticipates may materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Material Subsidiaries considered as a whole;

     (ll) the corporate records and minute books of each of the Material Subsidiaries and the Corporation which have been made available to the Agents and their counsel for review contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Corporation held since incorporation, and original signed copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Corporation other than at a meeting;

     (mm) the Corporation obtains insurance with respect to the properties and businesses of the Corporation and the Material Subsidiaries of the types and in the amounts deemed adequate by the Corporation or the Material Subsidiaries for its business as such business is currently being conducted;

     (nn) other than the Agents, there is no person acting or purporting to act at the request or on behalf of the Corporation, that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

     (oo) except as expressly disclosed in the Prospectus and the Admission Document, the Corporation is not a party to any agreement, contract or arrangement (written or oral) with any party not at arm's length to the Corporation;

     (pp) no event has occurred and is subsisting or, to the Corporation's knowledge, is about to occur which constitutes or would constitute a default under, or result in the acceleration by reason of default of, any obligations under any agreement, undertaking, instrument or arrangement to which any of the Corporation or the Material Subsidiaries is a party or by which it or any of its properties, revenues or assets are bound, including the Material Contracts, and which would, in any such case, have a material adverse effect on the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of either the Corporation or any of the Material Subsidiaries;

     (qq) except as disclosed in the Prospectus, there are not any material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Corporation or the Material Subsidiaries of any material interest in any business (or part of a business) or company, nor are there any other contracts in contemplation, which would justify disclosure in the Prospectus;

     (rr) to the best of the Corporation's and the Directors' knowledge, no insider of the Corporation has a present intention to sell any securities of the Corporation;

     (ss) save as disclosed in the Prospectus and the Admission Document, none of the Directors has:

          (i)  at any time been adjudged bankrupt in the UK or elsewhere;

          (ii) at any time been party to a deed of arrangement or made any other form of composition with his creditors;

          (iii) any unsatisfied judgment outstanding against him;

          (iv) been a director of any company or other body corporate which was liquidated (other than by a members' voluntary winding up) or had a receiver appointed while he was a director or within 12 months after he ceased to be one;

          (v) ever been censured by or refused admission by any professional or regulatory body; or

          (vi) ever been convicted of any criminal offence (other than minor traffic infringements);

     (tt) in relation to the Corporation, there is no person in accordance with whose instructions the Directors are accustomed to act although that person has not been appointed a director or senior officer of the Corporation;

     (uu) the Directors have been provided the memorandum on the responsibilities and obligations of directors of AIM companies, prepared by the Corporation's UK legal counsel and have had the content explained to them and, where they deemed it necessary, have asked questions relating thereto to the Corporation's counsel and received satisfactory responses;

     (vv) all relevant details concerning the Directors (including their respective business histories, previous names and directorships during the last five years, unspent convictions, bankruptcies, previous companies which went into receivership, administration or liquidation where they were directors at the time or within 12 months preceding such events, public criticisms by statutory or regulatory authorities and their respective interests or those of connected persons (if any) in the share capital of the Corporation and other matters required for the purposes of section (f) of Schedule 2 to the AIM Rules) are accurately described in the Admission Document;

     (ww) the details concerning each of the Directors provided to the Agents in the Directors Declarations are true and accurate in all respects and there is nothing concerning any of the Directors which is not contained in such Directors Declarations which is or might reasonably be expected to be material to be known to the Agents in connection with the Offering and the Admission; and

     (xx) the Admission Document contains all information concerning any actual or potential conflicts of interest between the Corporation and its subsidiaries and any Director or persons connected with him (within the meaning of section 346 of the UK Companies Act 1985 as referred to in the Admission Document) or any company of which any Director is a director or in which any Director has a material interest and all statements contained in the Prospectus or the
Admission Document concerning such conflicts or concerning the future relationship between the Corporation and its subsidiaries and any such director or persons connected with him or any of such companies are truly and honestly made and are not misleading and there are no other facts concerning the same the omission of which makes any statement therein false or misleading in any respect. Without prejudice to the generality of the foregoing, all potential conflicts of interest between the Corporation and its subsidiaries and each of the Directors have so far as the Directors and the Corporation are aware been adequately disclosed in the Prospectus or the Admission Document.

Each of the Directors and the Corporation undertakes to notify the Agents immediately if it comes to its knowledge at any time up to the later of the Closing Date and Admission that any of the representations and warranties in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to Admission, the Agents shall receive notification pursuant to this section or it shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Agents may (without prejudice to their right to terminate their obligations under this Agreement pursuant to section 13) require the Corporation at its own expense to make or cause to be made such announcement or despatch such communication as the Agents may determine.

10. Closing Matters.

     (a) Closing of the Offering. The purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Stikeman Elliott (Toronto), or at such other place as the Agents and the Corporation may agree. At the Closing Time, the Corporation shall deliver to Canaccord, on behalf of the Agents, a definitive (certificate or certificates) representing the Offered Shares against payment by the Agents to the Corporation of the aggregate purchase price for the Offered Shares by cheque, bank draft, wire transfer, deposit in an agreed account or other method acceptable to the Corporation, net of the Agents' Fee and other fees and expenses payable by the Corporation.

     (b) Delivery of Certificates to Registrar. (i) Provided the Corporation is provided with relevant information possessed by the Agents on or before the day immediately prior to the Closing Date, the Corporation shall, make all necessary arrangements for the exchange of the definitive certificates representing the Offered Shares sold to Purchasers resident in Canada, on the delivery date, at the principal offices of the Registrar in the City of Vancouver, for certificates representing such number of Offered Shares, as the case may be, registered in such names as shall be designated by the Agents not less than one Business Day prior to the Closing Time. (ii) The Corporation shall also arrange for the definitive certificates representing the

Offered Shares sold to Placees in the UK or elsewhere in Europe to be sent to such Placee or for the crediting of the relevant Placee's CREST account (as the case may be) in accordance with the timetable set out in the Admission Document, provided the required information has been made available to the Corporation and the Registrar on or before the day immediately prior to the Closing Date. (iii) The Corporation shall pay all fees and expenses payable to the Registrar in connection with the preparation, delivery, certification and exchange of the Offered Shares contemplated by this subsection and the fees and expenses payable to the Registrar in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Shares.

11. Conditions.

     (a) The obligations of each of the Agents and the Corporation to complete the Closing shall be subject to the condition that subscriptions for Offered Shares in an aggregate amount greater than the Minimum Offering shall have been received and not withdrawn on or before the Closing Date. Pending satisfaction of this condition, proceeds from subscriptions will be held by the Agents, their affiliates and Sub-Agents (if any). If this condition is not satisfied or the Closing does not occur for any other reason, the Agents shall ensure that the subscription proceeds received from prospective Purchasers are returned to such Purchasers promptly without interest or deduction.

     (b) The Agents' obligations hereunder shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Directors and the Corporation of their obligations under this Agreement and the following conditions:

          (i) the Agents shall have received at the Closing Time certificates dated as of the Closing Date, addressed to the Agents and counsel to the Agents and signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agents, with respect to the articles of continuance or other constating documents and by-laws of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the Offering of Offered Shares contemplated hereby, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Agents may reasonably request;

          (ii) the Agents shall have received at the Closing Time a certificate or certificates dated as of the Closing Date, addressed to the Agents and counsel to the Agents and signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agents, certifying for and on behalf of the Corporation and not in their personal capacity that to the best of their knowledge, information and belief that:

               (A) since the respective dates as of which information is given in the Final Prospectus as amended by any Supplementary Material

                    (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries on a consolidated basis and (B) no transaction has been entered into by the Corporation or a Material Subsidiary which is material to the Corporation and the Material Subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be;

               (B) there are no contingent liabilities affecting the Corporation which are material to the Corporation and the Material Subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be;

               (C) no order, ruling or determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares, including the Offered Shares, or any other securities of the Corporation has been issued or made by any court or regulatory authority (including the TSX and AIM) and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Canadian Securities Laws or by any other regulatory authority;

               (D) the Corporation is a "reporting issuer" not in material default under the Canadian Securities Laws in each of the Qualifying Provinces;

               (E) the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

               (F) the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

               (G)  such other matters as the Agents may reasonably request;

          (iii)the Agents shall have received at the Closing Time a legal opinion dated as of the Closing Date, in form and substance satisfactory to Canadian and UK counsel to the Agents, addressed to the Agents and the Agents' Canadian and UK counsel from counsel to the Corporation, Stikeman Elliott LLP or other counsel acceptable to the Agents, as to certain matters governed by the laws of Canada and the Qualifying Provinces, which counsel in turn may rely upon as to matters of fact, certificates of the Auditors, public officials and officers of the Corporation and correspondence between public and stock exchange officials;

          (iv) the Agents shall have received at the Closing Time a legal opinion dated as of the Closing Date, in form and substance satisfactory to Canadian and UK counsel to the Agents, addressed to the Agents and the Agents' Canadian and UK counsel from counsel to each of the Material Subsidiaries, as to certain matters governed by the laws applicable to each such Material Subsidiary, which counsel in turn may rely upon as to matters of fact, certificates of the auditors, public officials and officers of such Material Subsidiary;

          (v) if Offered Shares have been sold to U.S. Persons in the Offering, the Agents shall have received at the Closing Time a legal opinion, in form and substance satisfactory to the Agents and their Canadian and UK counsel, addressed to the Agents, Canaccord Capital Corporation (USA), Inc. and the Corporation from U.S. counsel acceptable to the Agents, to the effect the registration of the Offered Shares under the U.S. Securities Act pursuant to Rule 506 under the U.S. Securities Act is not required for the Offering and the sales of Offered Shares pursuant to this Agreement;

          (vi) the Agents shall have received at the Closing Time a letter dated as of the Closing Date, in form and substance satisfactory to the Agents addressed to the Agents and the Directors from the Auditors, confirming the continued accuracy of the comfort letter to be delivered to the Agents pursuant to clause 6(a)(iv) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agents;

          (vii)the Corporation shall have received the conditional approval of the TSX to the listing of the Offered Shares on the TSX, to commence trading on the Closing Date, subject to compliance with all requirements of the TSX;

          (viii) the Admission Document shall have been published in accordance with the Rule 3 of the AIM Rules not later than the date of Admission;

          (ix) the Corporation having paid to the London Stock Exchange (either directly or through its agents) such charges as may be applicable in connection with Admission;

          (x) Admission becoming effective on or before 4:30 p.m. (London time) on the Closing Date (or such later date as the Agents, the Nominated Adviser and the Corporation may agree but in any event not later than 4:30 p.m. (London time) on the date which is 90 days following the date upon which a MRRS decision document is obtained for the Final Prospectus).

     (c) Each of the Directors and the Corporation agrees with the Agents to use its best efforts to procure satisfaction of the conditions contained in this section 11 by the times and dates stated therein. Any condition (other than those in section 13) may be waived, in whole or in part, and the time of satisfaction of any condition may be extended, by the Agents (acting in their absolute discretion and without any obligation to make any such waiver or extension) by written notice to the Corporation.

     (d) If any condition is not satisfied in all respects or (where applicable) waived by the Agents or becomes incapable of being satisfied (and is not so waived) by the required time (or such later time as the Agents and the Corporation may agree but in any event not later than 4:30 p.m. (Toronto time) on the date which is 90 days following the date on which a MRRS decision document is obtained for the Final Prospectus)), the obligations of the Agents under this Agreement and accordingly of the Placees shall cease and determine and no party shall have any claim against the others for costs, damages, compensation or otherwise except:

          (i) in respect of a breach by any party of the terms of this Agreement;

          (ii) the provisions of sections 14, 15, 16 and 17 shall remain in full force and effect; and

          (iii)the Corporation shall pay to the Agents the costs, charges and expenses referred to in section 17.

               12. Additional Covenants.

     (a) Without the prior written consent of the Agents, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, directly or indirectly, offer, sell or issue Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than pursuant to options and warrants which on the date hereof are existing obligations of the Corporation and are disclosed in the Financial Information or otherwise disclosed in the Prospectus, or are issued pursuant to the Corporation's stock option plan) or agree to or announce any such offer, sale or issuance, at a price per security less than the price of the Offered Shares pursuant to the Offering.

     (b) The Corporation will not on or before the expiry of six months from the date of Admission take any steps which, in the reasonable opinion of the Agents, would be materially inconsistent with the expressions of policy or intention in the Prospectus, taken as a whole.

               13. Rights of Termination.

     (a) Suspension of Trading. If prior to the Closing Time, any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Shares is made, or proceedings are announced or commenced for the making of any such order, by any securities commission, stock exchange, listing authority or similar regulatory authority, and has not been rescinded, revoked or withdrawn, which operates or could operate to prevent or restrict trading in the Offered Shares or distribution thereof in any of the Offering Jurisdictions, the Agents shall be entitled, at their sole option, in accordance with subsection 13(g), to terminate their obligations (and any obligations of any affiliates and any Sub-Agents) under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

     (b) Litigation. If prior to the Closing Time, any enquiry, action, suit, investigation or other proceeding whether formal or informal is commenced, announced or threatened in relation to the Corporation or any order is made by any securities commission, stock exchange, listing authority or any other federal, provincial or other governmental authority in relation to the Corporation, or the Corporation's directors and officers in their capacity with the Corporation which, in the sole opinion of the Agents, operates to prevent or restrict materially the distribution or trading of the Offered Shares or which, in the sole opinion of the Agents, adversely impacts the marketability of the Offered Shares in a material manner, the Agents shall be entitled, at their sole option, in accordance with subsection 13(g), to terminate their obligations (and any obligations of any affiliates and any Sub-Agents) under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

     (c) Disaster/Market Out. If prior to the Closing Time (i) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of the Agents, materially adversely affects or may materially adversely affect the marketability of the Offered Shares, the Canadian, UK, U.S. or international financial markets or the business of the Corporation, or (ii) the Agents, acting reasonably, have determined for any reason that it is not or no longer practicable to profitably market the Offered Shares; then, in any one or more of the foregoing cases, the Agents shall be entitled, at their sole option, in accordance with subsection 13(g), to terminate their obligations (and any obligations of any affiliates and any Sub-Agents) under this Agreement (and the obligations of the Purchasers arranged by them to purchase Offered Shares) by written notice to that effect given to the Corporation at any time prior to the Closing Time.

     (d) Material Adverse Change. If prior to the Closing Time there should occur or be announced by the Corporation any material change or significant change or a change in any material fact contemplated by section 7 which results or, in the sole opinion of the Agents, might reasonably be expected to result, in the Purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of Offered Shares or, (ii) in the sole opinion of the Agents, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares, the Agents shall be entitled, at their sole option, in accordance with subsection 13(g), to terminate their obligations (and any obligations of any affiliates and any Sub-Agents) under this Agreement (and the obligations of the Purchasers arranged by them to purchase Offered Shares) by written notice to that effect given to the Corporation at any time prior to the Closing Time.

     (e) Due Diligence. If at any time prior to Closing, the Agents are not satisfied with the results of any due diligence investigations and examinations with respect to the Corporation conducted by or on behalf of the Agents, provided, however, that the Agents will be deemed to be satisfied with the results of such due diligence investigations to the date of the Final

Prospectus upon the execution and delivery of the certificate of the Agents for the Final Prospectus.

     (f)  Non-Compliance   with  Agreement.   Each  of  the  Directors  and  the
Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such terms and conditions to be complied with, and that any breach or failure by it to comply with any such conditions or in the event that any representation or warranty given by the Company becomes false and is not rectified as at the Closing Time, shall entitle the Agents to terminate their obligations (and any obligations of any affiliates and any Sub-Agents) under this Agreement (and the obligations of the Purchasers arranged by them to purchase Offered Shares) by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if such waiver or extension is in writing and signed by the Agents.

     (g) Breach. If at any time prior to Admission:

          (i) it shall come to the notice of the Agents that any statement contained in the Admission Document has become untrue, incorrect or misleading in any material respect as a result of a new matter or change or that a new matter has arisen or a change has taken place which would, if the Admission Document were published at that time, constitute a material omission therefrom; or

          (ii) it comes to the knowledge of the Agents (whether by way of receipt of a notification pursuant to section 9 or otherwise) that any of the representations and warranties of the Corporation was untrue or inaccurate or misleading in any material respect when made or that any of the representations and warranties of the Corporation has ceased to be true or accurate in any material respect or has become misleading in any material respect by reference to the facts and circumstances from time to time subsisting and such breach has not been remedied within one business day of notification to the Corporation of the breach by the Agents or by Admission whichever is the earlier;

then, in any such case, the Agents may, in their absolute discretion, by notice in writing to the Corporation received prior to Admission, terminate this Agreement.

     (h) Exercise of Termination Rights. The rights of termination contained in subsections 13(a), (b), (c), (d), (e) and (f) may be exercised by the Agents (on their own behalves and on behalf of their affiliates and any Sub-Agents) and are in addition to any other rights or remedies the Agents (or their affiliates or Sub-Agents) may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the Agents (or their affiliates or Sub-Agents) to the Corporation or on the part of the Corporation to the Agents except in respect of any liability or obligation which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under sections 14, 15 and 17 which will remain in full force and effect.

14. Indemnification

     (a) Indemnity Provided by the Corporation. The Corporation agrees to indemnify and hold harmless the Agents and each of their affiliates (including without limitation Canaccord Capital Corporation (USA), Inc.) and each of their respective directors, officers, employees, partners, shareholders and each other person, if any, directly or indirectly controlling the Agents or any of their respective affiliates (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all liabilities, claims (including shareholder actions, derivative or otherwise), actions, losses (other than loss of profits), costs, damages and expenses, joint or several, including the aggregate amount paid in reasonable settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred (collectively the "Losses") in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims" and individually, a "Claim") to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

          (i) any information or statement (except any statement relating solely to either Agent and provided by the Agent for inclusion in the Prospectus and Admission Document) contained in the Prospectus, the Admission Document, the U.S. Offering Memorandum or any Supplementary Material or in any certificate or other document of the Corporation filed with any securities commission or similar regulatory authority being or being alleged to contain a misrepresentation or being alleged to be untrue, false or misleading;

          (ii) any omission or alleged omission to state in the Prospectus, the Admission Document, the U.S. Offering Memorandum or any Supplementary Material or in any certificate or other document of the Corporation filed or delivered pursuant to this agreement, or otherwise filed with or delivered to any securities commission, stock exchange, companies registry or similar regulatory authority, any fact or information (except facts relating solely to either Agent), whether or not material, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

          (iii)any order made or enquiry, investigation or proceeding, whether formal or informal, commenced, announced or threatened by any securities regulatory authority or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, omission or misrepresentation relating solely to either Agent and provided or not provided by the Agent, as the case may be) in the Prospectus, the Admission Document, the U.S. Offering Memorandum or in any Supplementary Material or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission or similar regulatory authority, or based upon any failure to comply with Canadian Securities Laws (other than any failure or alleged failure to
               comply  by  an  Agent)  or  other  applicable   securities  laws,
               preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Provinces;

          (iv) the breach by the Corporation of any representation or warranty in this Agreement or the failure of the Corporation to comply with any of its obligations under this Agreement;

          (v) the Corporation's failure to comply with any requirement of any securities legislation or regulatory requirements of the Offering Jurisdictions in connection with the Offering;

          (vi) the creation, allotment, issue, transfer, sale, offering and delivery of the Offered Shares pursuant to the provisions of this Agreement;

provided, however, that this indemnity may not be relied upon by any Indemnified Party in respect of (i) any losses that a court of competent jurisdiction has determined in a final judgment which has become non-appealable result from the negligence, wilful misconduct or fraud by that Indemnified Party (or any member of its group) or their respective directors, officers or employees or (ii) the Agents' breach of any provision of this Agreement.

     (b) Notification of Claims. If any Claim is asserted against any Indemnified Party or if any potential claim contemplated by this section shall come to the knowledge of an Indemnified Party, the Indemnified Party will promptly notify the Corporation of the nature of such Claim, but the omission to so notify the Corporation will not relieve the Corporation from any liability which it may have to any Indemnified Party under this section unless such omission has materially prejudiced the defence to such claim, and the Corporation shall be entitled (but not required) to participate in or assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party acting reasonably. No admission of liability or settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed) unless a settlement includes a release of each Indemnified Party and the Corporation from any liabilities arising out of such Claim.

     (c) Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the

Agents as trustee for such Indemnified Party of the rights and benefits of this section and the Agents agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

     (d) Retaining Counsel. In any Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and participate in the defence of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation does not assume the defence of the Claim within a reasonable period of time of being notified of such Claim; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added, third or impleaded party) include both the Indemnified Party and the Corporation, and in the opinion of counsel to the Indemnified Party, the representation of both parties by the same counsel would be inappropriate due to the actual or potential conflicting interests between them or additional defences are available to an Indemnified Party, in each of which cases the Corporation, shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. In no event shall the Corporation be required to pay the reasonable fees and expenses of more than one set of counsel in any one jurisdiction for all of the Indemnified Parties in respect of any particular Claim or related set of Claims.

     (e) Responsibility. Except in respect of statements expressly agreed by the Agents in writing, neither Agent nor any of its affiliates or advisers will be responsible to the Corporation, the Nominated Adviser, or any of their respective directors or to any other person responsible for the Prospectus or the Admission Document for verifying the accuracy or fairness of the information published in the Prospectus or the Admission Document or otherwise published by the Corporation in connection with the Offering.

     (f) Gross Up. All sums payable to the Agents, the Nominated Adviser, or any of their respective affiliates pursuant to this section 14 shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the payer shall pay such additional amount as will be required to ensure that the net amount received by the relevant person will equal the full amount which would have been received by it had such deduction or withholding not been made. If the United Kingdom Inland Revenue or any other taxing authority in any jurisdiction brings into any charge for taxation (or into any computation of income, profits or gains for the purpose of any charge for taxation) any sum payable under any indemnity contained in this section 14, the amount so payable shall be increased by such amount as will ensure that after deduction of the taxation so chargeable there shall remain a sum equal to the amount that would otherwise be payable under such indemnity.

References in this section 14 to the "Prospectus" or the "Admission Document" shall be deemed to include reference to any applicable Supplementary Material.

15. Contribution

     (a) Contribution. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 14 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Agents, or enforceable otherwise than in accordance with its terms or insufficient to hold any Indemnified Party harmless, the Corporation (the "Indemnifier") shall contribute to all Claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifier on the one hand and any Indemnified Party on the other hand from the distribution of the Offered Shares but also the relative fault of the Indemnifier or any Indemnified Party as well as any relevant equitable considerations. The Indemnifier shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim, any amounts in excess of the Agents' Fee in the case of the Agents, and the or any portion of such fee actually received by the Indemnified Party. The Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Agents' Fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

     (b) Right of Contribution in Addition to Other Rights. The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

     (c) Calculation of Contribution. If the Corporation may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

          (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined under subsection 15(a), and

          (ii) the amount of the aggregate fees actually received by the Agents from the Corporation in connection with the Offering under this Agreement.

     (d) Right of Contribution in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Agents as trustee for such Indemnified Party of the rights and benefits of this section and the Agents agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

16. Severability. If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17. Expenses. Whether or not the transactions contemplated by this Agreement shall be completed and subject to sub-clause 17 (d) below, all expenses of or incidental to the Offering and the Admission, including the issue of the Prospectus, the Admission Document and the U.S. Offering Memorandum, the issue, sale and delivery of the Offered Shares, and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be paid for, or reimbursed to the Agents, as the case maybe, by the Corporation including, without limitation:

     (a) fees and expenses payable in connection with the qualification of the Offered Shares for distribution, the fees relating to listing or application for Admission of the Offered Shares on any exchange or market, all fees and disbursements of counsel (including local counsel, US and UK counsel) to the Corporation, all fees and expenses of the Corporation's Auditors, the reasonable out-of-pocket fees and expenses relating to the marketing of the Offered Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all other reasonable out-of-pocket expenses of the Agents including all reasonable travel expenses in connection with due diligence, marketing meetings and "road shows" and all costs incurred in connection with the preparation, printing and mailing of the Prospectus, the Admission Document, the U.S. Offering Memorandum, Supplementary Material and certificates representing the Offered Shares; and

     (b) the legal fees of counsel to the Agents up to an aggregate of (pound)50,000 (the "Cap"). However, if the Agent's counsel performs a material amount of extra work that could not have been foreseen at the time of the Engagement Letter dated 27 June 2003 between the Corporation and Canaccord Europe, the Cap could be exceeded by an amount, not to exceed (pound)10,000, acceptable to both the Corporation and the Agents acting reasonably.

     (c) all stamp duty or stamp duty reserve tax and any related costs, fines, penalties and interest payable by any subscriber or any other person in respect of his acquisition of Offered Shares pursuant to the Offering.

     (d) Any cost, charge or expense incurred by the Agents which is equal to or more than (pound)2,000 shall not be reimbursed by the Corporation unless the written approval of the Corporation was given prior to it being incurred and all the legal expenses of the Agents shall be reimbursed in accordance with the Nominated Adviser Agreement.

18. Survival. The representations, warranties, obligations and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Offered Shares shall survive the offer and sale of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Shares by the Agents or a Purchaser or the termination of the Agent's obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the preparation of the Prospectus, the Admission Document, the U.S. Offering Memorandum, any Supplementary Material or the distribution of the Offered Shares.

19. Time of the Essence. Time shall be of the essence of this Agreement.

20. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws applicable therein. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the city of Toronto with respect to any dispute related to this Agreement.

21. Currency. All funds referred to in this Agreement shall be in Canadian dollars unless otherwise specified.

22. Notice. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "Notice") shall be in writing addressed as follows:

         If to the Corporation, addressed and sent to:

                  America Mineral Fields Inc.
                  St George's House
                  15 Hanover Square
                  London  W1S 1HS
                  United Kingdom

                  Attention:        Chief Financial Officer
                  Fax:              +44(0)20 7355 3552


                  with a copy to:

                  Stikeman Elliott LLP
                  Commerce Court West
                  199 Bay St.
                  Toronto M5L 1B9
                  Ontario - Canada
                  Attention: Jay Kellerman
                  Fax:              (416) 947-0866

         If to the Agents, addressed and sent to:

                  Canaccord Capital (Europe) Limited
                  1st Floor, Brook House
                  27 Upper Brook Street
                  London  W1K 7QF
                  United Kingdom

                  Attention:        Neil Johnson
                  Fax:              +44(0)20 7518 2782

         with a copy to:

                  McCarthy Tetrault
                  1 Plough Place
                  London   EC4A 1DE
                  United Kingdom

                  Attention:        Karl Tabbakh
                  Fax:              +44 (0)20 7822 1555
or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent provided a report of successful transmission is obtained.

23. Conflict of Interest. The Corporation: (i) acknowledges and agrees that the Agents have certain statutory obligations as registrant under the Canadian Securities Laws and have fiduciary relationships with their respective clients; and (ii) consents to the Agents acting hereunder while continuing to act for their respective clients. To the extent that the Agents' statutory obligations as registrant under the Canadian Securities Laws or fiduciary relationships with their respective clients conflicts with their obligations hereunder, the Agents shall be entitled to fulfill their statutory obligations as registrant under the Canadian Securities Laws and their fiduciary duties to their respective clients. Nothing in this Agreement shall be interpreted to prevent the Agents from fulfilling their statutory obligations as registrant under the Canadian Securities Laws or to satisfy their fiduciary duties to their clients.

24. Third Party Beneficiaries. All of the representations, warranties, covenants and agreements of the Corporation herein contained, other than the provisions contained in sections 14 to 17, inclusive, shall also be deemed to be made for the benefit of the Purchasers as if the Purchasers were also party hereto (it being agreed that the Agents are acting for and on behalf of the Purchasers for this purpose and may on behalf of any or all of such Purchasers take such action as may be necessary to enforce or otherwise seek remedies in respect of any breach of such representations, warranties and covenants).

25. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

26. Announcements. The Corporation will not between the date of this Agreement and the earlier of the date that any Agent terminates its obligations pursuant to this Agreement and the expiry of a period of 2 months following Admission, make any public announcement in relation to the business of the Corporation or any transactions entered into by it or do anything as a result of which they may become obliged to make any such announcement without the prior written consent of the Agents as to the contents and timing or manner of despatch thereof, such consent not to be unreasonably withheld or delayed. The Corporation shall use all reasonable endeavours to procure that employees of the Corporation and its subsidiaries and advisers to, and agents of, the Corporation observe the restriction set out in this clause as if they were parties thereto.

In addition, the Corporation shall provide the Agents with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof, and shall give the Agents an opportunity to provide comments on any such press release.

Notwithstanding the foregoing, nothing contained in this section shall prevent the Corporation from issuing a press release forthwith in the event that counsel advises that it is necessary in order to comply with securities laws or the rules or policies of the TSX or AIM.

27. Counterparts/Facsimile Signatures. This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

         [The remainder of this page has been intentionally left blank]

                  [This page has been intentionally left blank]

The foregoing is agreed by the parties as of the date first mentioned above.


                                              CANACCORD CAPITAL CORPORATION


                                              By:
                                                 -------------------------------


                                              CANACCORD CAPITAL (EUROPE) LIMITED


                                              By:
                                                 -------------------------------


                                              AMERICA MINERAL FIELDS INC.


                                              By:
                                                 -------------------------------


                                                 -------------------------------
                                              Etienne Denis


                                                 -------------------------------
                                              Paul C. MacNeill


                                                 -------------------------------
                                              Timothy P. Read


                                                 -------------------------------
                                              Bernard Vavala


                                                 -------------------------------
                                              Patrick J. Walsh

                                   SCHEDULE 1

                                  The Directors



       -------------------------------------------------------------------------
       Name                                 Address
       -------------------------------------------------------------------------
       Etienne Denis                        St. George's House,
                                            15 Hanover Square
                                            London W1S 1HS, United Kingdom
       -------------------------------------------------------------------------
       Paul C. MacNeill                     St. George's House,
                                            15 Hanover Square
                                            London W1S 1HS, United Kingdom
       -------------------------------------------------------------------------
       Timothy P. Read                      St. George's House,
                                            15 Hanover Square
                                            London W1S 1HS, United Kingdom
       -------------------------------------------------------------------------
       Bernard Vavala                       St. George's House,
                                            15 Hanover Square
                                            London W1S 1HS, United Kingdom
       -------------------------------------------------------------------------
       Patrick J. Walsh                     St. George's House,
                                            15 Hanover Square
                                            London W1S 1HS, United Kingdom
       -------------------------------------------------------------------------

                                   SCHEDULE 2

                                 Placing Letter

                      (see attached form of Placing Letter)

                                   SCHEDULE 3

                               Agents' Certificate


     In consideration with the private placement in the United States of the common shares (the "Shares") of America Mineral Fields Inc. (the "Corporation") pursuant to the Agency Agreement dated September 19, 2003 between the
Corporation, Canaccord Capital Corporation, Canaccord Capital (Europe) Limited and certain directors of the Corporation (the "Agency Agreement"), each of the undersigned does hereby certify as follows:

     (i) Canaccord Capital Corporation (USA) Inc. is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is in good standing with the NASD and the SEC on the date hereof;

     (ii) immediately prior to offering the Shares to offerees, we had reasonable grounds to believe and did believe that each offeree was an "accredited investor" (as defined in Rule 501(a) of Regulation D (an "Accredited Investor") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Shares through or from us is an Accredited Investor;

     (iii)none of the undersigned, their affiliates nor any persons acting on their behalf, has made or will make any Directed Selling Efforts (as such term is defined in Regulation S) in the United States with respect to the Shares;

     (iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medial or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States or to U.S. persons;

     (v) all offers and sales of Shares in the United States have been effected in accordance with all applicable federal and state U.S. broker dealer requirements; and

     (vi) the offering of the Shares in the United States has been conducted by us in accordance with the Agency Agreement.

     Terms used in this certificate have the meanings given to them in the Agency Agreement unless defined herein.

     DATED this __th day of September, 2003.



     CANACCORD CAPITAL CORPORATION



     By:
        -------------------------------------


     CANACCORD CAPITAL CORPORATION (USA) INC.



     By:
        -------------------------------------

[GRAPHIC OMITTED][GRAPHIC OMITTED]                         Alloa Business Centre
                                                               Whins Road, Alloa
                                                       Central Scotland FK10 3SA

                                                              Tel: 0733 663 1632
                                                               Fax: 01259 210254
                                                  e-mail: geo@stokos.demon.co.uk

                             CERTIFICATE AND CONSENT


Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs/Mesdames:

                           Re:      America Mineral Fields Inc. Prospectus

I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the report prepared by me entitled "Kolwezi Mineral Resources (Kingamyambo and Musonoi/Kasuobantu) under Canadian National Instrument 43-101 Standards of disclosure for mineral projects as of August 2003" dated August 11, 2003 (the "Technical Report").

I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

--------
Directors: I Clark PhD FIMM FSAIMM CEng       NAC Cressie PhD(USA)
                                                              VAT No 341 1699 62
Registered Office: 1 Riverside House, Heron Way, Truro, Cornwall TR1 2XN
                                                Registered in England No 1596047

I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.


Dated the 12th day of September, 2003.

/s/"Dr. Isobel Clark"
-------------------------------------------------------
Dr. Isobel Clark

                             [COMPANY LOGO OMITTED]

                        A C A HOWE INTERNATIONAL LIMITED

                        Geological and Mining Consultants

254 High street, Berkhamsted, Hertfordshire, HP4 1AQ, UK
                                                          Tel:    (01442) 873398
                                                         Fax:     (01442) 865710
                                                      E-mail: howe@easynet.co.uk

                             CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs/Mesdames:

                           Re:      America Mineral Fields Inc. Prospectus

         I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the report prepared by me entitled "Technical Review of Diamond Concessions On The Cuango River, Northern Angola" dated August 12, 2003 (the "Technical Report").

         I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

         I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.

         Dated the 10th day of September, 2003.

/S/"P W Forward"
-------------------------------------------------------
P W Forward


--------------------------------------------------------------------------------
Directors: A C A Howe - C W Armstrong PhD - D J Patrick PhD
Registered in England No. 1363028
--------------------------------------------------------------------------------

PJ Mining Ltd

202 Raleigh House

Dolphin Square

London, SW1V 3NP

                             CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange

Dear Sirs/Mesdames:

                           Re:      America Mineral Fields Inc. Prospectus

         I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the technical report prepared by me entitled "Technical Review of Diamond Concessions On The Cuango River, Northern Angola" dated August 12th, 2003 (the "Technical Report").

         I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

         I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.

         Dated the 10th day of September, 2003.

/S/"Pippa Jeffcock"
-------------------------------------------------------
Pippa Jeffcock

                             [LETTERHEAD AND LOGO OF GRDMINPROC LIMITED OMITTED]

                             CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Toronto Stock Exchange

Dear Sirs/Mesdames:

                    Re: America Mineral Fields Inc. Prospectus

         I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the report prepared by me entitled "Technical Report on the Kolwezi Tailings Project in the DRC" dated August 18th 2003 (the "Report").

         I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

         I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.

         Dated the 17th day of September, 2003.

                                                   /s/ "J O Cashman"
                                                   ------------------
                                                   J O Cashman

                            [LETTERHEAD AND LOGO OF GRD MINPROC LIMITED OMITTED]

                             CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Toronto Stock Exchange

Dear Sirs/Mesdames:

                 Re:   America Mineral Fields Inc. Prospectus

         I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the report prepared by me entitled "Technical Report on the Kolwezi Tailings Project in the DRC" dated August 18th 2003 (the "Report").

         I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

         I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.

         Dated the 17th day of Sept. , 2003.

                                                   /s/ "D J Lunt"
                                                   ---------------
                                                   D J Lunt

                                                          [Company Logo Omitted}

                                                International Mining Consultants
                                                               60 Worship Street
                                                                          London
                                                                        EC2A 2HD
                                                                  United Kingdom
                                                       Tel: +44 (0) 20 7377 0913
                                                           Fax: +44 20 7247 5943
                                                   e-mail: imcm+s@imcgroup.co.uk
                                                       http://www.imcgroup.co.uk

CERTIFICATE AND CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Office of the Administrator, Securities Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Commission des valeurs mobilieres du Quebec
Saskatchewan Financial Services Commission Securities Division
Yukon Registrar of Securities
The Toronto Stock Exchange






Dear Sirs/Mesdames:

                           Re:      America Mineral Fields Inc. Prospectus

         I refer to the final long form prospectus of America Mineral Fields Inc. (the "Prospectus") and to the technical report prepared by me entitled "Technical Report of the Kipushi Zinc Project in Katanga Province of the Democratic Republic of Congo" dated August 1, 2003 (the "Technical Report").

         I hereby consent to the filing of the Technical Report with any stock exchange or other securities regulatory authority to which this consent is addressed, and to the disclosure of the Technical Report and of extracts from, or summary of, the Technical Report in the Prospectus.

[LOGO AND FOOTER OMITTED]

         I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from my opinions referred to above or that are within my knowledge as a result of the services I performed in connection with such opinions.

         Dated the 12th day of September, 2003.



                 /s/"Andrew P Wells"
                 -------------------------------------------------------
                 Andrew P Wells

                 /s/"Neil C Scott"
                 -------------------------------------------------------
                 Neil C Scott

                 /s/"Jeremy N Hawke"
                 -------------------------------------------------------
                 Jeremy N Hawke

[CLIFFORD CHANCE LOGO OMITTED]                     LIMITED LIABILITY PARTNERSHIP





                                                                  EXECUTION COPY




                  AMERICA MINERAL FIELDS INTERNATIONAL LIMITED

                                       And

                    ZINC CORPORATION OF SOUTH AFRICA LIMITED

                                       And

                                ZINCONGO LIMITED


   ---------------------------------------------------------------------------
                             JOINT VENTURE AGREEMENT
   ---------------------------------------------------------------------------

                                                 CONTENTS

Clause                                                                                                 Page
1.     Definitions And Interpretation..................................................................2
2.     Duration.......................................................................................10
3.     Conditions.....................................................................................11
4.     The Company, Farm In Fee And Subscription Of Shares............................................12
5.     The Board And Management Of The Company........................................................17
6.     Undertakings Of The Shareholders...............................................................22
7.     Information....................................................................................24
8.     Restrictions On The Company's Activities.......................................................26
9.     Issue Of Shares And Shareholder Instruments....................................................29
10.    Transfer Of Shares And Shareholder Instruments.................................................33
11.    Deemed Transfer Of Shares......................................................................38
12.    Contracts With Affiliates......................................................................41
13.    Procedure For Contracts With Affiliates........................................................41
14.    Financing The Company..........................................................................43
15.    Exclusivity And Competing Businesses...........................................................45
16.    Dividend Policy................................................................................46
17.    Confidentiality................................................................................47
18.    Representations And Warranties.................................................................48
19.    Mortgages And Charges Of Shares................................................................50
20.    No Assignment..................................................................................51
21.    Waivers, Remedies And Amendments...............................................................51
22.    Invalidity.....................................................................................51
23.    No Partnership Or Agency.......................................................................51
24.    Announcements..................................................................................52
25.    Costs And Taxes................................................................................52
26.    Entire Agreement...............................................................................52
27.    Conflict Or Inconsistency......................................................................52
28.    Notices........................................................................................53
29.    Arbitration And Sole Expert....................................................................53
30.    Force Majeure..................................................................................55
31.    Governing Law And Jurisdiction.................................................................55
32.    Counterparts...................................................................................56


33.    Non-Variance...................................................................................56
34.    Further Assurances.............................................................................56
35.    Limitation Of Liability........................................................................56

SCHEDULE 1           57
       Part A The AMFI Assignment.....................................................................57
       Part B The Zincor Assignment...................................................................61

SCHEDULE 2           Articles Of Association..........................................................65

SCHEDULE 3           Fair Value......................................................................119

SCHEDULE 4           120
       Part A The Undertaking On Issue...............................................................120

SCHEDULE 5           Descriptions Of The Kipushi Mine And The Kipushi Tailings Area..................124

SCHEDULE 6           Map.............................................................................128

SCHEDULE 7           The Account.....................................................................129

SCHEDULE 8           Revised Framework Agreement.....................................................130
1.     DEFINITIONS...................................................................................132
2.     AMENDMENT.....................................................................................134
3.     OBJECTS.......................................................................................135
4.     FEASIBILITY STUDIES AND DECISIONS TO PROCEED..................................................135
5.     THE PROJECT...................................................................................138
6.     EXCLUSIVITY...................................................................................140
7.     CONFIDENTIALITY...............................................................................141
8.     RIGHT OF PRE-EMPTION..........................................................................141
9.     USE OF GCM FACILITIES.........................................................................141
10.    INFRASTRUCTURE................................................................................142
11.    MARKETING AND SALES...........................................................................142
12.    WARRANTIES....................................................................................142
13.    ASSIGNMENT....................................................................................143
14.    FORCE MAJEURE.................................................................................143
15.    INVESTMENT INSURANCE..........................................................................144
16.    TERMINATION ON DEFAULT AND COMPULSORY ASSIGNMENT..............................................144
17.    GOVERNING LAW AND DISPUTE RESOLUTION..........................................................144
18.    CHANGES IN AGREEMENT..........................................................................145
19.    TERM AND TERMINATION..........................................................................145
20.    THIRD PARTY RIGHTS............................................................................145


21.    CONDITIONS OF EFFECTIVENESS...................................................................145
22.    ENTIRE AGREEMENT..............................................................................146
23.    COUNTERPARTS..................................................................................146

SCHEDULE 9           Terms Of The Management Of Opco And The Contractor..............................148

SCHEDULE 10          Minimum Repayable Carried Interest..............................................154

THIS AGREEMENT is made on 30 January 2002:

BETWEEN

(1) AMERICA MINERAL FIELDS INTERNATIONAL LIMITED, a company incorporated in the British Virgin Islands (registered no. 174173) whose registered office is at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands ("AMFI");

(2) ZINC CORPORATION OF SOUTH AFRICA LIMITED, a company incorporated in the Republic of South Africa (registered no. 1967/004375/06) whose registered office is at Plover Street, Struisbult, Springs, Republic of South Africa ("Zincor"); and

(3) ZINCONGO LIMITED, a company incorporated in the British Virgin Islands (registered no. 479623), whose registered office is at LWB Company Limited, Barkers Chambers, Road Town, Tortola, British Virgin Islands (the "Company").

WHEREAS:

(A) AMFI and La Generale des Carrieres et des Mines, a state enterprise under Congolese law, with its registered office situated at 419, Avenue Kamanyola, BP 450, Lubumbashi, Democratic Republic of Congo, the state-owned mining company of the Democratic Republic of Congo ("Gecamines") entered into an agreement (the "Original Framework Agreement") on 20 August 1996 as amended by a letter dated 22 August 1998 from Gecamines to AMFI whereby AMFI indicated it was willing to finance and carry out a feasibility study at its own expense and to participate in the rehabilitation of the Kipushi Mine facilities and in the construction of new processing plants, to be based on the agreed recommendations of the feasibility study, on the conditions set forth in the Original Framework Agreement. On 22 August 1998 Gecamines extended the Original Framework Agreement.

(B) AMFI and Zincor are in the process of negotiating an amendment and restatement of the Original Framework Agreement with Gecamines, the latest draft of which is set out in Schedule 8 (the "Revised Framework Agreement").

(C) Under the Revised Framework Agreement, Gecamines and AMFI envisage the establishment of a joint venture company for rehabilitation of the Kipushi Mine, the construction and operation of the Kipushi Concentrator and Refinery and the processing of the Kipushi Tailings.

(D) Under an agreement dated 17 July 2000 between AMFI and Zincor, AMFI granted Zincor an option (the "Option") to participate in the Project, subject to the consent of Gecamines. Such consent was granted to AMFI by Gecamines on 3 August 2000.

(E) The Company currently has an authorised share capital of one million US dollars (US$1,000,000) comprising Shares of which one (1) Share is issued and registered in the name of AMFI.

(F) On 13 December 2000, Zincor exercised the Option to participate in the Project and the Parties wish to record in this Agreement their understandings and undertakings with respect to the relationship among the Parties and the principles underlying the association, organisation, management and financing of the Project and other matters. It is envisaged that the Company will be a majority Shareholder in OpCo, a joint venture company which will have the right to manage the Project. Gecamines will own the remaining shareholding.

NOW IT IS HEREBY AGREED as follows:

1.   Definitions and Interpretation

1.1 In this Agreement, the following words and expressions shall have the following meaning:

     "Account" means the bank account specified in Schedule 7 to be managed by the Company;

     "Act" means the International Business Companies Act 1984, enacted under the laws of the British Virgin Islands as amended from time to time and shall include any and all regulations made thereunder;

     "Additional Fee" means the amount contributed by Zincor to the Account pursuant to Clause 4.15;

     "Affiliate" means (subject to the proviso in the definition of "Control") in relation to a Party:

     (a) any Person in which that Party holds fifty per cent. (50%) or more of the ordinary voting shares or which holds fifty per cent. (50%) or more of that Party's ordinary voting shares;

     (b) any Person which, directly or indirectly, is Controlled by or Controls, or is under Common Control with, a Party; or

     (c) any Person or group of Persons being directors or executive officers of any Person referred to in (a) or (b) above,

     provided that, (i) for the purposes of Clauses 11.1(c), 12 and 13, the definition of "Affiliate" shall be construed as if references in the definition to "fifty per cent. (50%)" shall be to "thirty per cent. (30%)" and (ii) part (c) of this definition shall not apply for the purposes of Clause 10;

     "AMFI Assignment" means the assignment in the form set out in Schedule 1 Part A;

     "AMFI Shares" means the nine thousand nine hundred and ninety nine (9,999) Shares in the Company to be subscribed by AMFI pursuant to Clause 4.4(a);

     "AMFI Subscription Price" means one United States cent (US$0.01) per Share;

     "AMFI Warranties" means the warranties given by AMFI to each of Zincor and the Company as set out in Clause 18.1;

     "Arms' Length Terms" means a transaction where:

     (a) the parties in negotiating the transaction have sought to promote their own best interests in accordance with reasonable business methods;

     (b) the consideration expressed in the agreement for the transaction entered into is the only consideration for the transaction;

     (c) the price and other terms of the transaction have not been affected by, nor determined as a consequence of, any other agreement or any direct or indirect relationship (other than the relationship created by that transaction) between one party or shareholders of that party (or a company in which that party is a shareholder) and the other party or shareholders of that other party (or a company in which that other party is a shareholder);

     (d) in the case of a contract of sale (other than the Marketing and Sales Agreement), neither the selling party nor any shareholder of that party (nor any company in which that party is a shareholder) has any direct or indirect interest in the subsequent disposal, if applicable, by the buying party of any of the products or services obtained pursuant to the transaction agreement; and

     (e) the price and other terms of the transaction are in accordance with current market practice (in respect of similar transactions in comparable markets) and take into account the availability of services of comparable quality and competitive costs from other firms of international repute;

     "Articles" means the Articles of Association of the Company,  as set out in
     Schedule 4, as altered or varied from time to time;

     "Auditors" means the Company's auditors (being a firm of chartered accountants of recognised international standing) from time to time;

     "Board" means the board of Directors;

     "Budget" means the budget  (consistent with the  contemporaneous  Operating
     Plan) approved by the Board in respect of any period;

     "Business" means the business to be carried on by:

     (a) the Company, namely that of the holding of shares together with Gecamines in OpCo; and where the context so requires

     (b) OpCo, namely that of exploration, appraisal, mining and benefication of minerals and selling of products in connection with the Project,

     and such other activities incidental and/or conducive to the foregoing which may be approved by the Board from time to time in accordance with the terms of this Agreement;

     "Business Day" means a day on which commercial banks are generally open for business in the Republic of South Africa, the United States of America and the United Kingdom;

     "Chairman" means the chairman from time to time of the Board;

     "Change of Control" means in relation to a Party, the obtaining of Control:

     (a)  by any Person who did not previously have Control of such Party; or

     (b) of any Person who has Control of such Party by another Person who did not previously have such Control;

     "Common Control" means the circumstances where two (2) or more Persons are Controlled by the same Person or its Affiliates provided that, for the purposes of Clauses 11.1(c), 12 and 13, the definition of "Affiliate" shall be construed as if reference herein to "Controlled by" were construed in accordance with the definition of "Control" as modified by the proviso thereto;

     "Company Warranties" means the warranties given by the Company to each of AMFI and Zincor as set out in Clauses 18.1 and 18.2;

     "Completion" means, subject to the proviso in Clause 3.1, the implementation of the provisions of 4.5 to 4.8 being ten (10) Business Days after satisfaction of the final Condition to be satisfied or waived (as the case may be) under this Agreement and, which in any event, shall be no later than the Final Date for Completion;

     "Completion Guarantee" means any guarantee reasonably acceptable to, and issued by, Zincor (or any Person requested by Zincor) to third party providers of Debt Finance guaranteeing obligations in relation to that Debt Finance until completion of Phase 1 and/or Phase 2 of the Project;

     "Condition" means any of the conditions precedent set out in Clause 3.1;

     "Control" means:

     (a) the power (whether directly or indirectly) and whether by the ownership of share capital, the possession of voting power, contract or otherwise to appoint and/or remove all or such of the board of directors or other governing body of a Person as are able to cast a majority of the votes capable of being cast by the members of that board or body, or otherwise to control or have the power to control the policies and affairs of that Person; and/or

     (b) the holding and/or the ownership of the beneficial interest in, and/or the ability to exercise the voting rights applicable to, shares or other securities in any Person which confer in aggregate on the holders thereof (whether directly or by means of holding such interests in one or more other Persons (either directly or indirectly), more than fifty per cent. (50%) of the voting rights exercisable at general meetings of that Person, provided that, for the purposes of Clauses 11.1(c), 12 and 13 the definition of "Affiliate" shall be construed as if reference in the definition of "Control" (as used in the definition of "Affiliate") to "fifty per cent. (50%)" were to "thirty per cent. (30%)" and "Controlled by" shall be construed in accordance with this definition and (as the case requires) the foregoing proviso;

     "Contractor" means the wholly owned subsidiary of the Company to be incorporated as the management company to provide management of OpCo;

     "Debt Finance" means any finance raised by way of note, instrument, debenture or other document evidencing indebtedness which carries an obligation for payment or repayment of money or money's worth or transfer of production and whether present or future;

     "Director" means a director of the Company, appointed pursuant to the Articles, from time to time;

     "Eighth  Payment  Date" means the first  Business Day falling  twenty eight
     (28) months after the Completion Date;

     "Encumbrance" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind or other type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

     "Facilities" means the Existing Surface Facilities, the Existing Mining Facilities and the New Facilities (as defined in the Revised Framework Agreement);

     "Fair Value" means such price as may be agreed between the Shareholders or (in default of such agreement) the price determined by the Sole Expert in accordance with Clause 29 and Schedule 3;

     "Farm In Fee" means Three Million Five Hundred Thousand United States Dollars (US$3,500,000) being the Fee plus the Additional Fee plus the Value Adding Fee plus eight (8) Farm-In Fee Instalments);

     "Farm In Fee Instalment" means each of the eight (8) instalments of the Farm In Fee (comprising the Initial Zincor Subscription Price and the Subsequent Zincor Subscription Prices) to be paid to the Company in accordance with Clauses 4.3 and 4.4(b) on each Farm In Fee Payment Date;

     "Farm In Fee Payment Date" means each of:

     (a)  the Completion Date;

     (b)  the Second Payment Date;

     (c)  the Third Payment Date;

     (d)  the Fourth Payment Date;

     (e)  the Fifth Payment Date;

     (f)  the Sixth Payment Date;

     (g)  the Seventh Payment Date; and

     (h)  the Eighth Payment Date;

     "Feasibility Studies" means the Phase 1 Feasibility Study and the Phase 2 Feasibility Study intended to be undertaken by OpCo or on its behalf by Zincor on or after the signature of the Revised Framework Agreement such Feasibility Studies being:

     (a) prepared to a standard sufficient to form a reasonable basis upon which to make a decision to commence the Project and to support any application to raise finance for the same from potential lenders to whom it will be submitted;

     (b) conducted on the basis of the Phase 1 Project and/or the Phase 2 Project (as the case may be) and to be completed, in the case of the Phase 1 Feasibility Study, within a four (4) to six (6) month period from inception of the Phase 1 Feasibility Study and, in the case of the Phase 2 Feasibility Study, within sixteen (16) months or as otherwise agreed by the Parties of a decision by the Board whether or not to adopt the Phase 1 Feasibility Study;

     "Fee" means the sum of One Hundred Thousand United States Dollars (US$100,000) contributed to the Account by Zincor pursuant to Clause 2.1 of the Option Agreement;

     "Fifth Payment Date" means the first Business Day falling sixteen (16) months after the Completion Date;

     "Final Date for Completion" means 30 September 2004 or such other date as may be agreed between the Parties in writing;

     "Financial Year" means the financial year of the Company or, where the context so requires, OpCo from time to time;

     "First Commercial Production" means the commencement of commercial production being the date of first shipment from the Project of commercially sold Products substantially as contemplated by the Feasibility Studies;

     "Fourth Payment Date" means the first Business Day falling twelve (12) months after the Completion Date;

     "Free Cash Flow" means the positive cash flow available for dividend distribution or the repayment or service of shareholder loans, comprising earnings after interest and taxation plus depreciation and less investment and the repayment and service of non-shareholder loans;

     "GDRC" means the Government of the Democratic Republic of Congo;

     "Holder" shall mean a registered holder of Shares from time to time and "holding" shall have a corresponding meaning (except that, where Shares are registered in the name of the holder of an Encumbrance or its nominee, the term shall mean the registered holder which created the Encumbrance);

     "Initial Zincor Subscription Price" means four hundred and thirty seven thousand five hundred United States Dollars (US$437,500) less the Fee, less the Additional Fee and less the Value Adding Fee;

     "Issue" means the issue or allotment of shares or the grant or creation of any option or right to acquire shares or the issue of any debentures or other securities convertible into shares or debentures or any share warrants or options in respect of shares;

     "Kipushi Concentrator" means the plant for the processing of the ore arising from Kipushi mine into zinc and copper concentrates, zinc calcine, sulphuric acid and any other by products;

     "Kipushi Metal Plant" means a processing plant for the production from mineral concentrates of zinc metal and copper metal and associated by-products including, without limitation, sulphuric acid;

     "Kipushi Mine" means all the identified and yet to be identified deposits of zinc and copper ore and associated ores and any other minerals located in the area identified on the Map;

     "Kipushi Tailings" means the existing mineral residues from the Kipushi Concentrator which are currently stored in the tailings dams marked on the plan as set out in the Map, the general particulars of which are set out in
     Schedule 5 and any future mineral residues resulting from the Kipushi Mine irrespective of where a new tailings dam for Kipushi may be located;

     "Kipushi Tailings Plant" means a plant for the processing of the Kipushi Tailings into zinc products, copper products and other by-products;

     "Management Agreement" means the management agreement referred to in Clause
     5.2 of the Revised Framework Agreement;

     "Map" means the map setting out the general area where the Kipushi Tailings are located (a copy of which is attached as Schedule 6) and the area to be covered, in approximate terms, by the Project;

     "Marketing and Sales Agreement" means a renewable two (2) year marketing and sales agreement on terms to be agreed between OpCo and Zincor;

     "Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise) of the Company and/or OpCo or any of their respective assets (either individually or in the aggregate) which has or could reasonably be expected to have a material adverse effect on the Company's and/or OpCo's present or future ability to operate their respective Businesses as now conducted or as proposed to be conducted;

     "Minimum Repayable Carried Interest" means ten per cent (10%) of the issued ordinary share capital of the Company;

     "OpCo" means the operating mining company to be incorporated by Gecamines and the Company in the Democratic Republic of Congo into which the Project Assets are to be vested;

     "OpCo Joint Venture Agreement" means the agreement to be entered into between, inter alia, the Company and Gecamines relating to the conduct of the joint venture between them pursuant to the transfer to OpCo of title to the Project;

     "Operating Plan" means the programme for operations approved by the Board in respect of any period;

     "Parties" means the parties to this Agreement;

     "Party" means any one of the Parties;

     "Permitted Encumbrance" means an Encumbrance expressly permitted under Clause 6.5 (and, for the avoidance of doubt, includes the instrument or other document giving effect to or evidencing such Encumbrance);

     "Person" means any individual, firm, company or other incorporated or unincorporated body;

     "Phase 1" means the conduct of the Phase 1 Feasibility Study and the implementation of the Phase 1 Project;

     "Phase 1 Feasibility Study" shall have the meaning set out in the Revised Framework Agreement;

     "Phase 1 Project" shall have the meaning set out in the Revised Framework Agreement;

     "Phase 2" means the conduct of the Phase 2 Feasibility Study and the implementation of the Phase 2 Project;

     "Phase 2 Feasibility Study" shall have the meaning set out in the Revised Framework Agreement;

     "Phase 2 Project" shall have the meaning set out in the Revised Framework Agreement;

     "Products" means that finished zinc concentrates, calcine, zinc metal, copper concentrates, copper metal and any related by-products, including tails and sulphuric acid derived from the Project;

     "Project" means the execution of the Feasibility Studies, the rehabilitation, the development of the Kipushi Mine and the Existing Facilities, the construction operation of the Kipushi Concentrator, the Kipushi Metal Plant and the Kipushi Tailings Plant, the development of the Associated Assets (as defined in Clause 15.4) and all related commercial or financial transactions, all such operations and transactions to be carried out in accordance with and subject to the phases and other provisions set out in this Agreement;

     "Project Assets" means the Facilities, the Kipushi Tailings and other related assets necessary or desirable to carry out the Project;

     "Project Decision" means the decision so described in Clause 8.1(c);

     "Second Payment Date" means the first Business Day falling four (4) months after the Completion Date;

     "Seventh  Payment  Date" means the first  Business Day falling  twenty four
     (24) months after the Completion Date;

     "Shareholder" means initially AMFI and Zincor and any Person who becomes a Party to this Agreement in accordance with Clause 10 notwithstanding that the Shares may be registered in a nominee thereof;

     "Shareholder Debt Finance" means any Debt Finance advanced to the Company by a Shareholder or any of its Affiliates;

     "Shareholder Instrument" means any share of any class in the capital of the Company (howsoever designated) from time to time (excluding any Shares) or any Debt Finance evidencing indebtedness of the Company to any Shareholder (or an Affiliate thereof);

     "Shares" means issued ordinary shares of nominal value one US cent (US$0.01) each in the capital of the Company;

     "Sole Expert" means the person appointed to resolve any matter pursuant to Clause 29.4. In the event the Parties fail to agree on the person to be so appointed within thirty (30) days of the receipt of a notice to refer the matter to the Sole Expert given under Clause 29.5 then any Party may refer the question of appointment (with a request he appoints the same) to:

     (a) in the case of determinations under Clause 13.5(b), the President for the time being of the Institute of Mining and Metallurgy of the United Kingdom; and

     (b) in the case of determinations under Clauses 11.3(b) and 14.6 the President for the time being of the Institute of Chartered Accountants in England and Wales.

     For the purposes of this Agreement, the Sole Expert shall not (unless otherwise agreed by the Parties in dispute) be, or have been, an employee, adviser or consultant to or agent of the Company, OpCo and any of their respective shareholders or Affiliates but shall otherwise have relevant technical or financial experience in relation to the matter subject to the determination;

     "Subscription Period" means the period of twenty-eight (28) months from the date of Completion;

     "Subsequent Zincor Subscription Price" means Four Hundred and Thirty Seven Thousand Five Hundred United States Dollars (US$437,500);

     "Third Payment Date" means the first Business Day falling eight (8) months after the Completion Date;

     "Transfer" means any sale, transfer (whether voluntary or otherwise) or other disposition of:

     (a) Shares or rights of Shareholders (or any Affiliate thereof) pursuant to any Shareholder Debt Finance; or

     (b) any interest (legal or equitable) therein, and includes any attempt to sell, transfer or dispose of the same;

     "UNCITRAL Rules" means the Arbitration Rules of the United Nations Commission on International Trade Law set out in Resolution 31/98 adopted by the General Assembly of the United Nations on 15 December 1976 as in force and effect on the date of this Agreement;

     "United States Dollars", "U.S.$", "U.S. Dollars" or "cents" means the lawful currency of the United States of America;

     "Value Adding Fee" means an amount of one hundred thousand United States Dollars (U.S.$100,000), as agreed by the Parties, which Zincor added in value to the Project through the completion of its due diligence exercise in respect of the Project;

     "Zincor Assignment" means the assignment in the form set out in Schedule 1 Part B;

     "Zincor Shares" means a maximum of ten thousand (10,000) Shares in the Company to be subscribed by Zincor pursuant to Clause 4.4(b); and

     "Zincor Warranties" means the warranties given by Zincor to each of AMFI and the Company as set out in Clause 18.2.

1.2 In this Agreement, references to statutes shall include any statute, bye-law, regulation or delegated legislation modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted or extended by the same or pursuant to which the same is made.

1.3 The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. All singulars shall include plurals, all masculines shall include feminines and vice versa. The Schedules hereto form part of this Agreement. In case of any ambiguity or inconsistency between the provisions of the main body of this Agreement and the provisions of the Schedules or any of them, the provisions of the main body of this Agreement shall prevail. References, in this Agreement, to Clauses, Sub-Clauses and Schedules are (unless the contrary is stated) references to Clauses and Sub-Clauses of and Schedules to this Agreement.

1.4 To the extent that any provision of this Agreement is inconsistent with any provision of the Articles, this Agreement shall prevail.

2.   Duration

2.1 This Agreement shall remain in force and effect until whichever may be the earliest of:

     (a) the termination of this Agreement by the mutual consent of the Parties;

     (b) the date upon which all the Shares are held by one Shareholder (and/or any one or more of its Affiliates) and/or its or their respective nominee(s) on behalf of that Shareholder or Affiliate (as the case may be) in accordance with the provisions of this Agreement;

     (c)  the date upon which the Company and/or OpCo is dissolved;

     (d) the Final Date for Completion, if the provisions of Clause 3.1, 4.4(b)(i), 4.5, 4.6, 4.7 and 4.8 have not been satisfied by then; and

     (e) the termination of the Revised Framework Agreement in accordance with its terms,

          whereupon each of the Parties' further rights and obligations shall cease immediately on termination and be of no further force and effect save for the obligations of the Parties pursuant to Clauses 2.2, 7.1(b), 10.5, 15, 17, 21, 24, 25, 27, 29 and 30 but termination hereunder shall not affect a Party's accrued rights and obligations at the date of termination.

     2.2 In the event of a termination of this Agreement pursuant to Clause 2.1(c), the Shareholders shall procure that the Company is liquidated and its assets distributed to Shareholders pro rata to their shareholdings.

     2.3 Termination of this Agreement shall be without prejudice to any right or remedy which may have accrued to any Party prior to the date thereof.

     3.   Conditions

     3.1 If any of the following Conditions have not been satisfied by the Final Date for Completion, this Agreement shall terminate on such date and the provisions of Clause 2.2 shall apply:

          (a) the execution by the Parties and Gecamines of the Revised Framework Agreement set out in Schedule 8 with such amendments as may be approved by all the Parties;

          (b) the grant of any necessary approvals or consents of GDRC or any agency thereof required for the execution and performance of the Revised Framework Agreement;

          (c) the provision of evidence reasonably satisfactory to Zincor that Gecamines has obtained sufficient legal title to the Kipushi Mine to enable the Project, as envisaged, to proceed;

          (d) the provision of evidence reasonably satisfactory to AMFI that Zincor has obtained, to the extent required, the necessary sanction(s) of the South African Reserve Bank required for the payments contemplated under Clause 4.4 (b);

          (e) there being in effect no injunction or other order issued by a court of competent jurisdiction in favour of any person not party to this Agreement which restrains, enjoys or otherwise prohibits the transactions contemplated herein, provided the obligations set out in Clauses 4.14 and 4.15 are conditional upon the satisfaction of the conditions set out in Clause 3.1(d) and (e) alone.

3.2 The Parties shall (in the case of Clause 3.1(a)), AMFI shall (in the case of Clause 3.1(c)) and Zincor shall (in the case of Clause 3.1(d)), use their or its (as the case may be) respective best endeavours to ensure that it achieves or procures the satisfaction of such Condition as soon as possible and each of the Parties shall make all reasonable efforts to have lifted or vacated any injunction or other order described in Clause 3.1(e) prior to the Final Date for Completion.

3.3 If at any time any of the Parties becomes aware of a fault or circumstance which might prevent a Condition being satisfied, it shall promptly inform the other Parties.

4.   The Company, Farm In Fee and Subscription of Shares

4.1 The primary object of the Company shall be to carry out the Business applicable to it. The Parties agree that the primary object of OpCo will be to carry out the Business applicable to it. The Business shall be carried out in accordance with such periodic or annual (as the case may be) Operating Plans and/or Budgets as may be approved by the Board pursuant to the provisions of this Agreement from time to time.

4.2 The activities of the Company and OpCo shall be limited to the conduct of their respective Businesses and, if a Project Decision is taken and subject to all necessary consents of the Reserve Bank of South Africa which Zincor shall use its best endeavours to obtain, the implementation and conduct of the Phase 1 Project and the Phase 2 Project (as the case may be). In particular, save where agreed in writing by all Shareholders or where the restrictions in Clause 8.1(f) and the corresponding restrictions in Clause
     8.2 no longer apply, such activities shall not include:

     (a) exploration for, or development or mining of, minerals other than exploration, development or mining conducted in relation to the Project;

     (b) exploration of mining concessions other than those allowed by the Revised Framework Agreement and other agreements relating to the Project; or

     (c) marketing activities in respect of any minerals or other products other than those produced by the Project.

4.3 Zincor shall pay each Farm In Fee Instalment to the Company on each Farm In Fee Payment Date.

4.4  AMFI, Zincor and the Company hereby undertake to each other that:

     (a) AMFI shall (relying, as Zincor and the Company hereby acknowledge, on the Zincor Warranties and the Company Warranties) subscribe and pay for the AMFI Shares at the AMFI Subscription Price at Completion;

          (b)  Zincor   shall   (relying,   as  AMFI  and  the  Company   hereby
               acknowledge, on the AMFI Warranties and the Company Warranties) subscribe for:

                    (i)  six hundred and sixty seven (667) Shares at Completion;

                    (ii) seven  hundred and sixty two (762) Shares on the Second
                         Payment Date;

                    (iii)eight  hundred  and  seventy  nine (879)  Shares on the
                         Third Payment Date;

                    (iv) one  thousand  and twenty  five  (1,025)  Shares on the
                         Fourth Payment Date;

                    (v) one thousand two hundred and twelve (1,212) Shares on the Fifth Payment Date;

                    (vi) one thousand four hundred and fifty five (1,455) Shares on the Sixth Payment Date;

                    (vii)one thousand  seven  hundred and seventy  eight (1,778)
                         Shares on the Seventh Payment Date;

                    (viii) two  thousand  two  hundred  and twenty  two  (2,222)
                         Shares on the Eighth Payment Date,

                    in consideration of the payment by Zincor on the Completion Date of the Initial Zincor Subscription Price and on each other Farm In Fee Payment Date of the Subsequent Zincor Subscription Price to the Account provided first that in the event that Zincor delivers to AMFI written notice anytime after the payment of the Initial Zincor Subscription Price stating that it does not wish to subscribe for any further Shares, and upon such written notice being received by AMFI, Zincor from the date of delivery of such written notice shall cease to be obliged or entitled to subscribe for any Shares pursuant to this Clause 4 and provided further that the Parties may vary any of the Farm In Fee Payment Dates by written agreement and

          (c) the Company shall, against payment of the AMFI Subscription Price (in the case of AMFI Shares) issue at Completion the AMFI Shares and against payment of the Farm In Fee Instalment on each Farm In Fee Payment Date (in the case of Zincor Shares) issue on each Farm In Fee Payment Date the relevant number of Zincor Shares as specified in Clause 4.4(b).

4.5 Completion shall take place at a time and location to be agreed by the Parties outside of the United Kingdom when all (but not some only) of the matters specified in this Clause 4 shall occur (save for Clause 4.4(b)(ii) to Clause 4.4(b)(viii)).

4.6  At Completion, AMFI shall:

     (a) subscribe and pay for the AMFI Shares free from any Encumbrance, at the AMFI Subscription Price in accordance with Clause 4.4(a);

     (b) provide as evidence of the authority of each person executing a document referred to in this Clause 4 on behalf of AMFI, a copy of the power of attorney conferring the authority or a copy, certified to be a true copy by a director or the secretary of the relevant company, of a resolution of AMFI's board of directors or an authorised committee of that board conferring the authority and a certified copy of the constitutional documents of AMFI;

     (c) jointly with Zincor procure the adoption by the Company of the Articles (if not already in place) in place of and to the exclusion of any pre-existing articles of association;

     (d) nominate the three (3) Directors of the Company, pursuant to the rights contained in the Articles and Clause 5.2 of this Agreement; and

     (e) execute and deliver to the Company a duly authorised counterpart of the AMFI Assignment.

4.7  At Completion, Zincor shall:

     (a) subscribe and pay for six hundred and sixty seven (667) Shares, free from any Encumbrance, in consideration of the payment to the Company of the Initial Zincor Subscription Price in accordance with Clause 4.4(b)(i);

     (b) provide as evidence of the authority of each person executing a document referred to in this Clause 4 on behalf of Zincor, a copy of the power of attorney conferring the authority or a copy, certified to be a true copy by a director or the secretary of Zincor, of a resolution of Zincor's board of directors or an authorised committee of that board conferring the authority and a certified copy of the constitutional documents of Zincor;

     (c) jointly with AMFI procure the adoption by the Company of the Articles (if not already in place) in place of and to the exclusion of any pre-existing articles of association;

     (d) nominate the three (3) Directors of the Company, pursuant to the rights contained in the Articles and Clause 5.2 of this Agreement;

     (e) execute and deliver to the Company a duly authorised counterpart of the Zincor Assignment.

4.8  At Completion, the Company shall:

     (a) provide as evidence of the authority of each person executing a document referred to in this Clause 4 on the Company's behalf a copy of the power of attorney conferring the authority or a copy, certified to be a true copy by a director or the secretary of the Company, of a resolution of the Company's board of directors or an authorised committee of that board conferring the authority and a certified copy of the constitutional documents of the Company;

     (b) issue the AMFI Shares and six hundred and sixty seven (667) Zincor Shares in accordance with Clause 4.4(c);

     (c) deliver to AMFI or its nominee the share certificates in respect of the AMFI Shares and register AMFI or its nominee in the books of the Company as the Holder thereof;

     (d) deliver to Zincor or its nominee the share certificates in respect of six hundred and sixty seven (667) Zincor Shares and register Zincor or its nominee in the books of the Company as the Holder thereof; and

     (e) adopt the Articles (if not already in place) in place of and to the exclusion of any pre-existing articles of association.

4.9 AMFI is not obliged to complete this Agreement unless Zincor and the Company (as the case may be) comply with all of their respective obligations under this Clause 4 (other than Clause 4.4(b)(ii) to Clause 4.4(b)(viii)).

4.10 Zincor is not obliged to complete this Agreement unless AMFI and the Company (as the case may be) comply with all of their respective obligations under this Clause 4.

4.11 The Company is not obliged to complete this Agreement unless AMFI and Zincor (as the case may be) comply with all of their respective obligations under this Clause 4 (other than in the case of Zincor, Clause 4.4(b) (ii) to Clause 4.4(b)(viii)).

4.12 Subject to Clause 4.13, the Company shall use the proceeds from the subscription of Zincor Shares at the Initial Zincor Subscription Price or the Subsequent Zincor Subscription Price (as the case may be) by Zincor:

     (a)  for conducting the Feasibility Studies;

     (b) for maintaining the Company's indirect and OpCo's direct interest in the Project; and

     (c) for such other purposes as the Parties may agree which for the avoidance of doubt, shall include the direct costs reasonably and properly incurred by AMFI, Zincor, the Company or their respective Affiliates for such purposes as set out in this Clause 4.12.

4.13 The Company undertakes and each of AMFI and Zincor shall procure that until:

     (a) political and commercial risk assurance is obtained in relation to the Project to the reasonable satisfaction of both AMFI and Zincor; and

     (b) legal counsel of each of AMFI and Zincor certify that all rights, title and interest necessary or desirable for the implementation of the Project have been vested in OpCo to the reasonable satisfaction of both AMFI and Zincor, any proceeds  paid to the Company from the issue to Zincor of Zincor Shares
     at  the  Initial  Zincor   Subscription  Price  or  the  Subsequent  Zincor
     Subscription Price (as the case may be) shall only be applied towards:

     (c)  the cost of the Feasibility Studies;

     (d)  due diligence in the economic viability of the Project;

     (e) expenses incurred by the Company and/or OpCo in obtaining third party financing for the Project; and/or

     (f) any premiums payable by the Company and/or OpCo in respect of the political and commercial risk assurance referred to in Clause 4.13(a).

4.14 Until such time as Conditions 3.1(a), (b) and (c) are satisfied, the Parties agree that the Company shall apply any monies standing to the credit of the Account solely for the purposes of obtaining AMFI's security of tenure to the Project. Until such time, any obligation to conduct the Feasibility Studies or otherwise continue with Phase 1 or Phase 2 shall be suspended.

4.15 In the event that, after expenditure of Seventy Five Thousand US Dollars (US$75,000), it is apparent that security of tenure shall not be achieved within the expenditure of a further Twenty Five Thousand United States Dollars (US$25,000), Zincor shall pay in tranches to the Company to the Account an additional amount of up to a maximum of One Hundred Thousand United States Dollars (US$100,000) ensuring that a minimum balance of no less than Twenty Five Thousand United States Dollars (US$25,000) remains in the Account from time to time.

4.16 In the event the Board is advised that the Phase 1 Feasibility Study can be completed at a cost of less than Three Million Five Hundred Thousand United States Dollars (US$3,500,000) and Zincor has not given a notice pursuant to Clause 4.4(b), Zincor's obligation to subscribe and pay for further Shares pursuant to Clause 4.4(b) shall be terminated in such manner as the Board determines (and the Parties shall procure that the Board so terminates Zincor's obligation in a manner which reflects the reduced cost of implementing the Phase 1 Feasibility Study) provided that:

     (a) Unless Zincor has given notice pursuant to Clause 4.4(b), the Board shall be entitled to require Zincor to subscribe for such number of further Shares as will raise a maximum of Two Hundred Thousand United States Dollars (US$200,000) (or such other sum as may be agreed between AMFI and Zincor) based upon the implied price per Share of the Zincor Shares due to be subscribed on the next Farm In Fee Instalment Date solely for the purposes of obtaining political risk insurance and/or raising finance; and

     (b) Zincor shall have the right at any time during the conduct and implementation of Phase 1 to subscribe for such further number of Shares as will result in it holding fifty per cent (50%) of the Shares then in issue in consideration of the payment to the Account of the balance of such amount as would have paid to the Company pursuant to Clause 4.4(b) but for the operation of this Clause 4.16.

4.17 Nothing herein shall oblige Zincor to contribute more than Three Million Five Hundred Thousand United States Dollars (US$3,500,000) towards the cost of preparing the Phase 1 Feasibility Study pursuant to this Agreement. In the event Zincor's costs of preparing the Phase 1 Feasibility Study exceed this figure, additional costs shall be borne in the proportions of fifty/fifty between AMFI and Zincor or as they otherwise agree.

4.18 In the event that no decision is taken to implement the Phase 1 Project within the period of sixty (60) days of the delivery to Gecamines of the Phase 1 Feasibility Study as required by Clauses 4.3 and 4.4 of the Revised Framework Agreement (or such other period as may be required in the final form of the Revised Framework Agreement) and a joint decision to terminate the Revised Framework Agreement is not taken in accordance with the said Clause 4.4 of the Revised Framework Agreement:

     (a) subject as provided in Clause 4.18(b) any obligation of the Parties under this Agreement to conduct the Feasibility Studies or otherwise continue with Phase 1 or Phase 2 shall be suspended; and

     (b) if Zincor has not given a notice pursuant to Clause 4.4(b) and the Phase 1 Feasibility Study has indicated the project returns on the Phase 1 Project would be marginal, the amount referred to in Clause 4.16(a) may, with Zincor's consent (not to be unreasonably withheld) be applied (in addition to, or in substitution for, the purposes of obtaining political risk insurance and/or raising finance) in maintaining the Company's interest in the Project.

5.   The Board and Management of the Company

5.1 Subject always to Clause 8, the Business of the Company shall be managed by the Board, which may exercise all such powers of the Company as are not, by the memorandum of association of the Company, the Act, the Articles or this Agreement, required to be exercised by the Company in general meeting.

5.2
     (a) The Board shall comprise no more than six (6) Directors who may be represented by their alternates.

     (b) A Shareholder shall, from time to time, have the exclusive right to appoint, remove and replace one (1) Director for each fifteen per cent. (15%) of the then issued Shares which it then beneficially owns. Each fifteen per cent. (15%) ownership interest shall be referred to herein as the "Qualifying Threshold". In calculating the number of Shares which it owns from time to time for the purposes of the Qualifying Threshold, a Shareholder shall be entitled to aggregate its own ownership interest in Shares with Shares beneficially owned by an Affiliate (or a nominee of a Shareholder or an Affiliate).

     (c)  Each Director shall have one (1) vote on any issue.

     (d) The Directors shall appoint the Chairman from among their number on an annual basis.

     (e)  In the event that:

          (i) the rights to appoint Directors are held equally by AMFI and Zincor (or their respective nominees or Affiliates), each of AMFI and Zincor shall have the right to nominate the Chairman from among its Directors alternately on an annual basis and the Shareholders shall procure that the Directors appointed by them shall support such nomination; and

          (ii) the rights to appoint Directors are not held equally by AMFI and Zincor (or their respective nominees or Affiliates), the Chairman shall be appointed by the vote of a simple majority of the Directors.

          (f) The first Chairman to be appointed shall be a nominee of AMFI. For the avoidance of doubt, the Chairman shall be a Director. The Board shall be authorised to appoint the senior management of the Company as it sees fit.

          (g) Upon Completion, each of Zincor and AMFI shall be deemed to own fifty per cent. (50%) of the then issued Shares of the Company for the sole purpose of appointment of Directors pursuant to this Clause 5.2. In the event that Zincor:

               (i) breaches any of its obligations hereunder, including any failure to make a payment of the Farm In Fee Instalment in accordance with Clause 4.3;

               (ii) delivers  notice that it does not wish to subscribe  for any further Shares pursuant to Clause 4.4(b); or

               (iii) disposes of or ceases to own beneficially any Shares,

               each of Zincor and AMFI shall no longer be deemed to own fifty per cent. (50%) of the then issued Shares and their respective rights to appoint Directors, unless otherwise agreed to in writing by AMFI, shall be in accordance to the actual number of Shares which each of Zincor and AMFI owns at the time of such appointment.

5.3
          (a) Any one Director may convene a meeting of the Board on giving no less than twenty-one (21) days notice to the other Directors, or such shorter period as all Directors agree in writing, such notice to include an agenda for such meeting. The quorum necessary for the transaction of the business of the Board shall be:

               (i) in the event that the Shares are beneficially owned by AMFI and Zincor (or their respective nominees or Affiliates) in equal proportions (or Zincor or AMFI are deemed to own Shares beneficially in equal proportions pursuant to Clause 5.2), two (2) AMFI Directors and two (2) Zincor Directors; and

               (ii) in the event that the Shares are not  beneficially  owned by
                    AMFI and Zincor (or their respective nominees or Affiliates) in equal proportions, four (4) Directors of which for so long as AMFI or Zincor (as the case may be) has the right to appoint, remove and replace at least one (1) Director pursuant to Clause 5.2(b)) there is at least one (1) AMFI Director and one (1) Zincor Director.

          (b) Any Director may validly participate in a meeting of the Directors through the medium of conference telephone or similar form of communication equipment, provided that all the Directors participating in the meeting are able to hear and speak to each other throughout the meeting. A Director so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote.

          (c) All business transacted by the Directors in accordance with the foregoing shall be deemed to be validly and effectively transacted at a meeting of the Directors notwithstanding that fewer than two (2) Directors are physically present in the same place provided that decisions taken thereat are confirmed by fax or receipted e-mail within twenty four (24) hours of such a meeting. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting then is.

          (d) If a quorum is not present at the start of a meeting, meetings shall stand adjourned for three (3) Business Days and, if a quorum is not present when the meeting is reconvened, the Directors then present either in person or telephonically as aforesaid shall constitute the quorum provided first that for so long as AMFI or Zincor (as the case may be) has the right to appoint, remove and replace at least one (1) Director pursuant to Clause 5.2(b)) there is at least one (1) AMFI Director and one
               (1) Zincor Director present and provided further that, if a meeting is so reconvened, no changes to the agenda will be permitted. Under no circumstances will the Board be entitled to transact any business whatsoever if a quorum is not present other than to convene a general meeting.

          (e) Subject to the provisions of this Agreement, the Directors shall establish their own rules for the conduct of their affairs and may establish one or more committees to advise and to assist them and to make recommendations thereto.

5.4 Subject always to Clauses 5.3, 8.1 and 8.2, decisions of the Board shall only be made by the affirmative vote of a majority of Directors present at the relevant meeting.

5.5 The Chairman shall not have a second or casting vote at any meeting of the Board.

5.6 Each of the Shareholders shall exercise its powers in relation to the Company, so as to ensure that the Company shall:

     (a) convene and hold a formal quorate meeting of the Board (or a duly appointed committee thereof) at least once every six (6) months;

     (b) unless all the Directors agree otherwise in writing, give to the Directors not less than twenty one (21) clear Business Days' prior written notice of each and any meeting of the Directors (except as provided in Clause 5.3) unless all the Directors agree otherwise in writing, accompanied by a written agenda specifying the business of such meeting. A request for agenda items shall be made to each Director by the secretary no less than seven (7) clear Business Days or such other period as all the Directors may agree in writing before the notice convening the meeting is sent to each Director and any item requested to be placed on the agenda by any Director shall be so placed by the secretary. No matter not included as an agenda item shall be discussed at a meeting of the Board unless all Directors present agree;

     (c) procure from time to time the submission at a meeting of the Board held at such times as the Board may determine, for approval by the Board, of an Operating Plan and Budget for each of the Company and OpCo for such period as may be determined by the Board. The Operating Plan and Budget shall include the following to the extent relevant to the period covered:

          (i) an estimate of proposed capital expenditures, indicating the item and type of expenditure, the necessity therefor and the time of such expenditure;

          (ii) an estimate of quantities of ore and tailings mined and ore and tailings treated, the average grades thereof, waste mined, zinc, copper and by-products produced and zinc, copper and by-products sold;

          (iii)an estimate of the revenues and other cash receipts to be received and the operating and other costs to be incurred, and the basis on which such estimates were prepared;

          (iv) an estimate of sources and disposition of funds, loan service amortisation and working capital requirements, including estimated financing requirements and their proposed sources and costs, the estimated timing of such requirements or payments, and the estimated amount and timing of any contributions by Shareholders;

          (v) forecasts of all the above for such period following the period covered by the Operating Plan and Budget as the Board determines and, if reasonably requested by a Shareholder, forecasts of any of the above for periods longer than such applicable period;

          (vi) plans for any proposed hedging strategies;

          (vii)reports   on   historical    health   and   safety   issues   and
               recommendations   for  implementing   safety  plans  to  minimise
               injuries or risk to life; and

          (viii)  comprehensive  plan  of  all  environmental   issues  to  meet
               internationally accepted standards.

5.7 If and whenever a Shareholder and/or its Affiliate (or any nominee of such Shareholder or Affiliate) disposes of or ceases to own beneficially Shares (or, in the case of Zincor, when it is no longer deemed to own fifty per cent. (50%) of the issued Shares of the Company) following which it would no longer be entitled under Clause 5.2 to appoint one or more of the Directors whom it had previously appointed and who remain on the Board, it shall procure as soon as practicable the resignation and removal of such Director(s) from the Board (and in the case of Zincor no longer being deemed to own fifty per cent. (50%) of the issued Shares of the Company, Zincor shall procure as soon as practicable the resignation and removal of such number of Directors from the Board so as to reflects its actual beneficial ownership of Shares). The identity of the Director(s) resigning shall be determined by the Shareholder concerned, but in any event, the Shareholder shall not be entitled, in any proceedings of the Board, to be represented by more than the number of Directors which it would be entitled to appoint under Clause 5.2 at the relevant time having regard to the percentage of the then issued Shares held by it or its nominees or Affiliates. As part of such resignation (but not as a condition to its effectiveness), such Shareholder shall procure that each and every such Director who is not contractually entitled (pursuant to a resolution of the Board of Directors or

     Shareholders) to receive Director's fees or any other form of remuneration or compensation from the Company shall deliver to the Company an executed letter in the form of an instrument enforceable under applicable law against such Director, acknowledging he has no claim outstanding of any nature whatsoever against the Company, whether for Director's fees or compensation for wrongful dismissal or unfair dismissal, or entitlement to any payment for redundancy, or in respect of any other monies or benefits due to him from the Company arising out of such resignation.

5.8 Unless otherwise agreed by the Shareholders, no Director shall be entitled to a fee.

5.9 If the Directors in a meeting of the Board, or the Shareholders at a general meeting, are unable to arrive at a decision on any matter requiring approval pursuant to Clauses 4.2, 8.1 or 8.2, whether by reason of disagreement between themselves or because one or all of the Directors has or have failed or refused to give its or their approval, then a deadlock shall be deemed to have occurred in relation to the matter. The Directors, or the Shareholders, shall meet again no later than fourteen (14) Business Days after the date of the meeting or as soon thereafter as is reasonably practicable to reconsider the issue. If, following that second meeting of the Board or Shareholders (as the case may be), the deadlock remains then no later than ten (10) Business Days following such second meeting the Directors or Shareholders (as the case may be) will refer the resolution of the dispute to their respective chief executive officers or managing directors of each of the relevant Shareholders, being persons of appropriate seniority at group level, such persons being involved in the business of the relevant Shareholder but not involved in the conduct of the Project. If such referrals do not resolve the dispute within thirty (30) days of the date of such reference, each Shareholder may give notice in writing to the other Shareholders that, in its opinion, the deadlock remains and shall identify in writing the deadlock issue ("Deadlock Notice").

5.10 For a period of thirty (30) days following receipt of a Deadlock Notice, the Shareholders shall enter into bona fide negotiations with the intent that the Shareholders shall agree the terms on which a Shareholder shall purchase the Shares of the other Shareholder and its Affiliates.

5.11 If there is a failure by the Shareholders to reach an agreement on expiry of the period of thirty (30) days referred to in Clause 5.10 no decision on the matter shall be taken. In such event, the dispute shall be resolved in the Republic of South Africa in accordance with the laws of the Republic of South Africa provided that the parties may agree to refer the dispute to an arbitration mechanism which is expeditious and cost effective including arbitration pursuant to Clause 29.

5.12 The parties agree that the failure to reach an agreement shall in itself not be a reason for the winding up and liquidation of the Company or OpCo.

5.13 Following service of a Deadlock Notice until such time as the completion of the transfer of Shares pursuant to Clause 5.10 or the resolution of the dispute pursuant to Clause 5.11 (including, if appropriate, any period during which any matter relating to this Clause 5 is the subject of proceedings), each Shareholder shall do all things in its power to continue to operate the Company in the ordinary course of its business as it existed at the time at which the Deadlock Notice was served.

5.14 Following a transfer pursuant to this Clause, the Shareholder transferring such Shares shall continue to observe and perform any obligations and liabilities:

     (a)  which have accrued prior to the completion of the said transfer; or

     (b)  which survive termination of this Agreement pursuant to Clause 2.1.

6.   Undertakings of the Shareholders

6.1  AMFI and Zincor undertake as follows:

     (a) as soon as practicable after signature of this Agreement they will procure that representatives of the Company meet appropriate representatives of GDRC and Gecamines. The purposes of such meeting(s) will be:

          (i) to seek GDRC's and Gecamines' agreement to permit the Parties and Gecamines to develop jointly the Project;

          (ii) to secure GDRC's and Gecamines' agreement to sign the Revised Framework Agreement;

          (iii)to  secure  Gecamines'   agreement  to  the  OpCo  Joint  Venture
               Agreement;

          (iv) to secure GDRC's agreement to sign the Convention (as defined in the Revised Framework Agreement); and

          (v) to secure GDRC's agreement to vest the appropriate mineral rights and other legal title and interest in OpCo and to grant, inter alia, fiscal rights, foreign exchange, environmental, legislative, operational and other investment protection and stabilisation provisions to OpCo and the Company.

          AMFI and Zincor agree to use their best endeavours to secure the agreement of GDRC and Gecamines as set forth in the above Clauses 6.1(a)(i) to 6.1(a)(iv) inclusive and will, at all times, disclose the contents of all discussions with GDRC and Gecamines relating to or affecting the Project or OpCo to one another; and

     (b) at all times to operate in a transparent fashion in their respective dealings in relation to the Company and OpCo and afford to one another any information and assistance they reasonably require in respect of the same.

6.2 Zincor undertakes to use its best endeavours to obtain, from time to time, any necessary sanction(s) of the South African Reserve Bank for all expenditures and guarantees required by Zincor or any of its Affiliates for the Project.

6.3 Each of AMFI and Zincor undertakes that it will use its respective best endeavours to give to the Company the benefit of the rights assigned (or purported to be assigned) by AMFI and Zincor pursuant to the AMFI Assignment and the Zincor Assignment respectively and that it will not do any act or thing or fail or omit to do any act or thing that would or might prevent the Company from receiving and enjoying the benefit of the rights assigned, or to be assigned, under the AMFI Assignment and the Zincor Assignment respectively.

6.4 Each of the Shareholders undertakes (as a separate undertaking to each of the other Parties) that, at all times, it will:

     (a) exercise its respective powers and votes as a shareholder of the Company; and

     (b) procure that any and all Directors appointed by it exercise their respective powers and votes as a Director to ensure that (to the extent that the same is within such powers and voting rights) each and all the provisions of this Agreement are fully complied with and that the rights of the Company are enforced and the remedies of the Company are pursued insofar as such actions have been duly approved on behalf of the Company.

6.5 Except as otherwise provided in this Agreement, each of the Shareholders undertakes (as a separate undertaking to each of the other Parties) that it will not create or permit the creation of any Encumbrance over any Shares held by it or to be held by it and warrants and represents (as a separate warranty and representation to each of the other Parties) that it has not created or permitted the creation of any such Encumbrance provided that this Clause 6.5 shall not apply to any Encumbrance created or permitted under this Agreement or as part of or in relation to any indebtedness as is provided for or referred to in any Operating Plan and/or Budget approved by the Board or the Board of OpCo (as the case may be) with, in each case, the consent of the Shareholder whose Shares are so encumbered.

6.6 Each Shareholder agrees that, except as permitted or contemplated by this Agreement or the Articles, it will not take (and will procure that none of its Affiliates will take) without the prior written consent of all other Shareholders, any action that will commit or bind, or purport to commit or bind, the Company or OpCo to any act, agreement or other instrument or undertaking of any kind or nature whatsoever and will indemnify each of the other Shareholders, the Company and OpCo against any claim, loss, damage, or liability to which it may become subject by reason of any breach of this Clause by such Shareholder.

6.7 No later than the taking of the Project Decision, the Shareholders shall procure that the Company shall assign to OpCo, in substantially the same form mutatis mutandis as the AMFI Assignment and the Zincor Assignment:

     (a) those rights covered by the AMFI Assignment and the Zincor Assignment and assigned to it pursuant to the terms thereof; and

     (b) such further rights and information in relation to the Kipushi Mine and the Kipushi Tailings as the Company may have acquired by that time.

6.8 The Parties will endeavour to structure the Phase 1 Project and the Phase 2 Project in the most tax efficient manner for AMFI, Zincor, OpCo and the Company.

7.   Information

7.1  The Company shall:

     (a) at all times to the extent permitted by law keep true, accurate and up to date books and records of all the affairs of the Company in United States Dollars using International Accounting Standards and accounting policies agreed, from time to time, by the Board but which shall, nonetheless, be on an accruals basis and shall otherwise be adequate to provide the information necessary for the filing of tax returns by the Shareholders and the Company and for the satisfaction of each Party's financial and Stock Exchange reporting obligations and (to the extent permitted by law in the Democratic Republic of Congo) shall procure that OpCo does the same;

     (b) during normal working hours and upon reasonable notice, grant (and procure OpCo shall likewise grant) to a reasonable number of the duly authorised representatives of any Party hereto, full and complete access (including copying facilities where applicable) to the books, records, accounts, documents and premises of the Company or, in the case of OpCo, OpCo;

     (c) supply, to each Director, such information relating to the Company and OpCo and their respective subsidiaries as such Director may, from time to time, request; and

     (d) without prejudice to the generality of the foregoing, keep the Directors fully and promptly informed as to all material developments regarding the Company's or OpCo's financial, fiscal and business affairs (including any unexpected occurrence that will, or is likely to, materially affect the development, construction or operation of the Project Assets, the Project or the Company) and promptly notify the Directors of:

          (i) any significant litigation, criminal proceedings or arbitration (whether threatened or commenced) affecting or likely to affect the Company or OpCo;

          (ii) any actual or anticipated aggregate expenditures by the Project during a period covered by an Operating Plan and Budget that exceed the aggregate budgeted expenditures by five per cent. (5%) or more; and

          (iii)any anticipated material deviations from the estimates set out in the relevant Operating Plan and Budget of the funds required or generated by the Project in the course of the period covered by the Operating Plan and Budget.

7.2 Without prejudice to Clause 7.1, the Company, at its own cost, shall prepare and send (in the case of Clauses 7.2(a), (b) and (c)) or give notice (in the case of Clauses 7.2(d) and (e)) to the Directors, the Shareholders and, in the case of Clause 7.2(c), to such Persons who may be entitled by law or regulation to the same:

     (a)  as soon as is practicable  but, in any event,  not later than eighteen
          (18) days after the end of each month, a summary of construction or operations, as the case may be, of the Project conducted during such month, together with a profit and loss account, statement of source and application of funds and balance sheets showing actual expenditure to date against the applicable Operating Plan and Budget and latest estimates to:

          (i)  First Commercial Production; or

          (ii) if First Commercial Production has occurred, completion of the Project as envisaged in any financing arrangements relating to the Project; or

          (iii)if First Commercial Production and completion of the Project have occurred, the end of the Financial Year (as the case may be).

          Until termination of applicable construction agreements, such summary shall include construction reports showing physical progress to date against the applicable construction plan and estimates of time to:

          (iv) First Commercial Production; or

          (v) if First Commercial Production has occurred, completion of the Project as envisaged in any financial arrangements relating to the Project,

          as well as such pertinent financial or other information as may be reasonably requested from time to time by the Directors or any Shareholder;

     (b) not later than two (2) months following the end of each Financial Year, details of the production and inventory, operating costs and capital costs for that year with comparisons to budget and a quantitative report on any material operational developments during such Financial Year including any technical problems, interruptions in operations and any material disputes (including with GDRC or its instrumentalities);

     (c) within four (4) months from the end of each Financial Year, audited accounts of the Company and OpCo for the preceding Financial Year certified by the Auditors as representing a true and fair view (or such other view as the Auditors or the auditors of OpCo (as the case may be) are able to express) of the Company's and OpCo's respective financial positions. Any Director, Shareholder or Persons who may be entitled by applicable law or regulation to review the audited accounts of the Company or OpCo shall be permitted to discuss the same with the Auditors and shall also be entitled to discuss with the Auditors (and request copies of) the Auditors' working papers to the extent the Company or OpCo is permitted to do so. Any Director or Shareholder shall be provided by the Company or OpCo with any tax return on request;

     (d) promptly upon becoming aware of the same, notice of any event of default or repayment event relating to it under any document evidencing indebtedness of the Company or OpCo (or of any event which, with the giving of notice, lapse of time or both or upon satisfaction of applicable condition(s) would be such an event) and of any action taken or proposed to be taken by it in connection therewith; and

     (e) promptly upon becoming aware of the same, of any litigation or administrative or arbitration proceeding (whether commenced, pending or threatened) before any competent authorities (including any material disputes with GDRC or any instrumentality or political sub-division thereof) which has or is reasonably likely to have a Material Adverse Effect or adversely to affect the ability of either of the Company or OpCo or any of their respective subsidiaries to perform its obligations under the Act or this Agreement, or to repay or service any indebtedness incurred by it when due.

8.   Restrictions on the Company's Activities

8.1 Save as expressly provided for in this Agreement, for such time as the Shares are beneficially owned in equal amounts by AMFI and Zincor (or Zincor is deemed to own beneficially fifty per cent. (50%) of the Shares), each of the Shareholders undertakes that it will do such acts and things, within its power, as may from time to time be required to ensure that the Company shall not without the prior written approval of all Directors entitled to attend and vote at Board meetings:

     (a) approve the documents providing for security of tenure to the Project and implementing the Revised Framework Agreement, the OpCo Joint Venture Agreement, the terms of acquisition of the Project Assets and all associated documentation;

     (b) commission a Feasibility Study or make any material amendment to its scope or cost and the manner in which the proceeds of the issue of Zincor Shares to Zincor are to be applied;

     (c) decide to adopt the Phase 1 Feasibility Study or the Phase 2 Feasibility Study or any related financing plan for the Project (or make any material amendment to such financing plan) provided that if the Board or the members of the Company in general meeting should decide not to adopt either the Phase 1 Feasibility Study or the Phase 2 Feasibility Study on the grounds the forecast financial returns are insufficiently commercial in the light of good mining investment practices, Zincor shall have the right, subject always to the provisions of Clause 15, to proceed with a feasibility study for a larger project to be completed within sixteen (16) months of the date of such decision or such date as agreed by the Parties;

     (d)  approve or make (as the case may be):

          (i) the principal contracts to which the Company and/or OpCo are party relating to:

               (1)  the refurbishment of the Kipushi Mine;

               (2) off take or marketing agreements in respect of production (save those to which a Shareholder or an Affiliate are party in which case the provisions of Clause 13 shall apply); or

               (3) any contract relating to the management of the Kipushi Mine including the Management Agreement (save those to which a Shareholder or an Affiliate are party in which case the provisions of Clause 13 shall apply); or

          (ii) the Revised Framework Agreement; or

          (iii)any material modification to any of the above or waiver of rights thereunder or termination thereof;

     (e) make any decision or approve any decision by OpCo to suspend or curtail production from operations or abandon operations, in each case, pursuant to the Project;

     (f) make (or, in the case of OpCo, approve) any change in the Company's or OpCo's constituent documents or capital structure or issue (or, in the case of OpCo, approve the issue of) further Shares or shares or create any options to subscribe for or acquire Shares or shares in each of the Company or OpCo or raise any Shareholder Debt Finance provided that neither this Clause 8.1 nor Clause 8.2 shall apply to any issue of Shares provided for in:

          (i) a financing plan relating to a Feasibility Study as adopted or amended pursuant to Clause 8.1(c) or, if applicable Clause 8.2; or

          (ii) in any Operating Plan or Budget as adopted or amended pursuant to Clause 8.1(i) or Clause 8.2; or

          (iii)a schedule of cash calls determined by the Board pursuant to Clause 9.1(a),

          or any incurrence of Shareholder Debt Finance due to the applicability of Clause 9.8;

     (g) incur any indebtedness (or approve the incurrence by OpCo of any indebtedness) not contemplated in the capital construction budget or any Operating Plan or Budget in excess of one hundred thousand United States Dollars (US$100,000) (save, in the case of OpCo, as a result of any immediate threat to the physical safety or well being of its employees) or having a maturity in excess of one year, or issue (or approve the issue by OpCo of) any bond, note or stock (whether secured or unsecured) or the creation of a charge or other security or give (or approve the giving by OpCo of) any guarantee or indemnity to or become (or approve OpCo becoming) surety for any third party;

     (h) make (or approve OpCo making) any arrangement for any joint venture or partnership or for the disposal of the whole or substantially the whole of the assets and undertaking of the Company or OpCo or make (or approve OpCo making) an acquisition by the Company of any part of the issued share capital or of the assets and undertaking of another company;

     (i)
          (i) approve any Operating Plan or Budget; or

          (ii) make any material amendment of any Operating Plan or Budget or the approval of any material activity or expenditure outside the scope of any Operating Plan or Budget of the Company or OpCo;

     (j) make (or, in the case of OpCo, approve the making of) any material change in the nature of the Business of the Company or OpCo;

     (k) effect (or, in the case of OpCo, approve the effecting of) the merger, disposal or solvent winding up of the Company or OpCo (other than as expressly contemplated by Clause 2.2);

     (l) make (or approve, in the case of OpCo, the making of) any loan not contemplated in the capital and construction budget or any Operating Plan or Budget by the Company or OpCo, other than loans in the ordinary course of its business or not exceeding fifty thousand United States Dollars (US$50,000);

     (m) other than in the ordinary course of business assign, sell or otherwise dispose (or, in the case of OpCo, approve the assignment, sale or disposal by OpCo) in any twelve (12) month period of any asset or related group of assets of the Company (or OpCo, as the case may be) having a net book value in aggregate of one hundred thousand United States Dollars (US$100,000) or more;

     (n)  make (or approve the making by OpCo of) any material change in:

          (i) the accounting policies of the Company or OpCo not required by law, regulation or changes in generally accepted accounting practices; or

          (ii) the Company's or OpCo's auditors, bankers or accounting reference date;

     (o) grant or enter into (or approve the grant or entry into by OpCo of) any licence, agreement or arrangement concerning any part of the name of the Company or OpCo or any of their respective intellectual property rights;

     (p) make (or approve OpCo making) any change of domicile or tax residency of either the Company and/or OpCo;

     (q) appoint any committee of the Board or delegate any of the powers of the Board to any committee;

     (r) settle (or approve OpCo settling) any litigation or arbitration against the Company and/or OpCo involving a payment in excess of fifty thousand United States Dollars (US$50,000).

8.2 In the event Shares cease to be beneficially owned in equal amounts by AMFI and Zincor (or Zincor ceases to be deemed to own beneficially fifty per cent. (50%) of the

     Shares) and for such period as two Shareholders (and/or any of their respective Affiliates or nominees) each hold in excess of twenty five per cent. (25%) of the Shares then in issue, each of the Shareholders undertakes that it will do such acts and things, within its power, as may from time to time be required to ensure that the Company shall not, (save as expressly provided for in this Agreement) without the sanction of a Board resolution approved by Directors representing the interests of the Shareholders holding at least seventy five per cent. (75%) of the Shares, do any of the things contained in Clauses 8.1(a), (b), (c), (e), (f), (h),
     (j), (m) or (q) (save that any written approval by a Director appointed by Zincor shall only be effective if supported by a written memorandum form Zincor supporting such approval).

8.3 The decision to adopt and to proceed with the implementation of the Phase 1 Feasibility Study and/or the Phase 2 Feasibility Study shall be subject to the prior written approval of:

     (a) all the Shareholders who beneficially own at least a Qualifying Threshold of Shares; and

     (b) any other Shareholder who is deemed to own fifty per cent. (50%) of the then issued Shares in accordance with Clause 5.2(g) for the sole purpose of appointment of Directors.

9.   Issue of Shares and Shareholder instruments

9.1  The Shareholders shall procure that:

     (a) at each time the Board considers the adoption of an Operating Plan, Budget and/or a financing plan, it will determine a schedule of cash calls to be made on Shareholders during the period covered by such Operating Plan and Budget and/or financing plan, and in the event that Board decides that such cash calls are to be met by the issue of Shares or Shareholder Instruments, it will, on behalf of the Company, upon the adoption of such Operating Plan and Budget and/or financing plan, make an offer pursuant to Clauses 9.2 and 9.4 to Shareholders. Such offer may contain such conditions as to the obligation to subscribe and the timing of subscription as the Board considers appropriate in the light of the provisions of the relevant Operating Plan and Budget and/or a financing plan (but the timing of such issue will otherwise be in accordance with the schedule of cash calls);

     (b) no Issue of Shares or Shareholder Instruments is made in breach of Clause 8.1(f);

     (c)  no advance or loan from a Shareholder  (or any  Affiliate  thereof) to
          the  Company   shall  be  made  unless   evidenced  by  a  Shareholder
          Instrument; and

     (d) Shares (which, for the purposes of this Clause shall include an equity instrument not otherwise constituting a Share) shall only be issued in accordance with this Clause 9.

9.2
     (a) Subject to the provisions of Clause 8, Clause 9.7 and Clause 9.8, if the Board determines that the Company shall offer Shares or Shareholder Instruments for subscription, such offer shall be made by the Company in accordance with Clause 9.4 to each Shareholder to allot to it (on the same terms in respect of which the issue is proposed to be made to all other Shareholders) a proportion of the Shares or Shareholder Instruments proposed to be issued which is as nearly as practicable equal to the proportion in nominal value held by it of the aggregate of Shares and/or Shareholder Instruments held by him.

     (b) Shares or Shareholder Instruments may be offered on the basis that each Shareholder subscribes for proportions of the Shares or Shareholder Instruments so offered at different times provided that the periods for subscription are in conformity with the Company's capital requirements set out in the financing plan referred to in Clause 8.1(c) or in an Operating Plan or Budget.

9.3 The Company shall have the right to make such modifications, exclusions or other arrangements in connection with such offer as is referred to in Clause 9.2(a) as the Board deems necessary or expedient to deal with:

     (a)  Shares,   other  shares  or   Shareholder   Instruments   representing
          fractional entitlements; or

     (b) any legal or practical problems under the laws of, or the requirements of a recognised regulatory body, or a stock exchange in, any territory.

9.4
     (a) Save in the case of the Zincor Shares subscribed by Zincor pursuant to Clause 4.4(b) or Clause 4.16, all new Shares and/or Shareholder Instruments proposed to be issued shall be offered to each Shareholder by a notice sent to each Person (the "Offer Notice") stating:

          (i) the number of Shares proposed to be allocated (the "Offer Shares"), the subscription price therefor (the "Subscription Price"); and

          (ii) where it is proposed that the Company issue Shareholder Instruments to Shareholders, all material terms of such Shareholder Instruments that shall evidence the amount to be so subscribed or advanced (the "Shareholder Instrument Amount"),

          and  in  either  case  the  proposed   times  of   subscription   (the
          "Subscription Times");

     (b) the Offer Notice shall remain open for acceptance for a period of thirty (30) Business Days and will be capable of acceptance in respect of all or part of the Shares or Shareholder Instruments to which it relates on the terms and in the manner described in the Offer Notice (the "Acceptance");

     (c) the Company will, upon receipt of the Subscription Price and/or the Shareholder Instrument Amount, issue and allot the Offer Shares and/or the Shareholder

          Instrument Amount to the Person(s) so accepting the offer at the Subscription Times, such allotment to occur simultaneously for each such Person(s);

     (d) upon receipt by the Company of a notification that the Offer Notice will not be accepted in full or at all by a Shareholder or the expiry of the thirty (30) Business Day period referred to in Clause 9.4(b) without an Acceptance being received from such Shareholder (as the case may be), the Company shall (within a period of ten (10) Business Days from the date of such receipt and/or expiry (as the case may be)) offer the Offer Shares and/or the Shareholder Instruments for which an Acceptance has not been received to the Shareholder(s) who have accepted the Offer Notice pro rata to the Shares then held by such Shareholder, on the terms mutatis mutandis on which the offer was made pursuant to Clause 9.4(a) and, if accepted, may issue and allot such Offer Shares and/or the Shareholder Instruments so accepted to such Persons at the Subscription Time(s);

     (e) upon receipt by the Company of a notification that an offer made pursuant to Clause 9.4(d) will not be accepted by a Shareholder to whom it has been made or the expiry of a period of ten (10) Business Days from the Offer having been made without an Acceptance having been received from such Shareholder to whom it has been made (as the case may be), the Company shall (within a period of ten (10) Business Days from the date of such receipt and/or expiry (as the case may be)) offer such Offer Shares and/or Shareholder Instruments for which Acceptances have not been received to any Shareholder (pro rata to the Shares then held by such Shareholder) which has accepted the offer made pursuant to Clause 9.4(d);

     (f) in the event the Offer Shares and/or Shareholder Instruments are not accepted by such Shareholder in the Company within seven (7) Business Days of the making of an offer pursuant to Clause 9.4(e), the Company shall offer such Offer Shares and/or Shareholder Instruments to such Persons as the Shareholder who has agreed to subscribe the greatest number of Shares and/or Shareholder Instruments under the relevant offer thinks fit, at the price and upon the terms of the original offer and, if accepted, the Company shall issue and allot such Offer Shares and/or Shareholder Instruments so accepted to such Persons at the Subscription Times, provided that such Persons have agreed to be subject to the provisions of this Agreement by execution of a Deed of Undertaking in the form set out in Schedule 4, Part A; and

     (g) in the event the Offer Shares and/or Shareholder Instruments are not accepted by Zincor whilst a Completion Guarantee has been provided but not yet been released, Zincor shall have the right to negotiate the reduction of the Completion Guarantee (on terms reasonably satisfactory to AMFI) in proportion to the overall reduction by Zincor and AMFI (and their respective Affiliates) of their aggregate beneficial interest in the total number of issued Shares or
          Shareholder Instruments (as the case may be) by virtue of the operation of Clause 9.4(f). In such event, Zincor shall repay, or procure the repayment (on a pro rata basis) of any consideration paid by AMFI pursuant to Clause 14.6 in respect of the giving of the Completion Guarantee which has been paid in respect of a period extending beyond the date of any such reduction of the Completion Guarantee provided that:

          (i) in the event that the Completion Guarantee is provided by a third party on behalf of Zincor;

          (ii) any consideration paid to, by or on behalf of Zincor, such third party is not refundable; and

          (iii)the Completion Guarantee remains in effect notwithstanding the non-acceptance by Zincor of the Offer Shares and/or Shareholders Instruments pursuant to Clause 9.4(g),

          Zincor shall cede its rights and obligations in respect of such Completion Guarantee to AMFI in lieu of repayment (on a pro rata basis) of such consideration to the extent possible in proportion to such over reduction.

9.5 In the event a Shareholder accepts an offer to subscribe for new Shares and/or Shareholder Instruments pursuant to Clause 9.4 but, not less than forty-five (45) days prior to the relevant Subscription Time, gives notice to the Company and the other Shareholders that it no longer wishes to subscribe for all or part of such Shares and/or Shareholder Instruments it has originally committed to purchase, then:

     (a) if there are only two (2) Shareholders, the other Shareholder may elect to subscribe for the relevant new Shares and/or Shareholder Instruments or offer them to such other Persons as it thinks fit (in which case the appropriate provisions of Clauses 9.4(d), 9.4(e), 9.4(f) and 9.4(g) shall apply); or

     (b) if there are more than two (2) Shareholders, the Company shall re-offer such Offer Shares and/or Shareholder Instruments in the manner specified in Clauses 9.4(d), 9.4(e) and 9.4(f) (save that the periods of thirty (30) Business Days, ten (10) Business Days and seven
          (7) Business Days shall be replaced by the periods of ten (10) Business Days, five (5) Business Days and three (3) Business Days respectively) but shall exclude from such re-offer the Shareholder (and its Affiliates and nominees) who no longer wish to so subscribe.

9.6 In the event that a Shareholder accepts an offer to subscribe for new Shares and/or Shareholder Instruments pursuant to Clause 9.4 and, without giving notice as referred to in Clause 9.5, does not subscribe for such Offer Shares and/or Shareholder Instruments accepted by it at the relevant Subscription Time (such Shareholder being hereunder referred to as the "Diluting Shareholder"), then:

     (a) if there are only two (2) Shareholders, the other Shareholder may elect to subscribe for the relevant new Shares and/or Shareholder Instruments or offer them to such other Persons as it thinks fit (in which case the appropriate provisions of Clauses 9.4(d), 9.4(e), 9.4(f) and 9.4(g) shall apply); or

     (b) if there are more than two (2) Shareholders, the Company shall re-offer such Offer Shares and/or Shareholder Instruments in the manner specified in Clauses 9.4(d), 9.4(e) and 9.4(f) but subject to such time limits for acceptance and subscription as the Shareholder who has agreed to subscribe the greatest number of Shares and/or Shareholder Instruments under the relevant offer considers reasonably appropriate but shall exclude from such re-offer the Diluting Shareholder (and its Affiliates) who have not so subscribed.

9.7  The Company shall not issue any Shares or Shareholder Instruments except:

     (a) with the sanction of a Board resolution passed by all Directors (in a case to which Clause 8.1 applies) or by Directors representing the interests of Shareholders holding at least seventy five per cent. (75%) of the Shares (in a case to which Clause 8.2 applies); and

     (b) in accordance with the procedures set out in Clauses 9.2 to 9.6 or otherwise with the prior written approval of all Shareholders.

9.8 Notwithstanding any of the foregoing provisions in this Clause 9, if, at any time after Zincor has subscribed for fifty per cent. (50%) of the issued share capital of the Company pursuant to Clause 4.4(b) or Clause 4.16, and a Shareholder's beneficial interest in the Shares has fallen to the Minimum Repayable Carried Interest, the Parties shall procure that no further issue of Shares is made and that any further funding requirements of the Company will be met by Shareholders providing Shareholder Debt Finance, repayable in the manner provided for in Clause 14.5 unless the Parties otherwise agree in writing.

10.  Transfer of Shares and Shareholder Instruments

10.1 Each Shareholder undertakes that it will not, at any time, make or purport to make any Transfer of Shares or Shareholder Instruments except:

     (a) in accordance with Clause 5.10, this Clause 10 or Clause 11 (and, in respect of any Shares or Shareholder Instruments the subject of a Permitted Encumbrance, in accordance with Clause 19 and the terms of the Permitted Encumbrance); or

     (b)  otherwise with the prior written agreement of the other Shareholders.

     A Transfer of Shares shall be approved by the Board and registered by the Company if and only if it complies with the provisions of this Clause 10.1. A purported Transfer of Shares other than in accordance with the provisions of this Clause 10.1 shall be void.

     No Share or interest in any Share shall be held by any Shareholder as a bare trustee or nominee for, or sold or disposed of to, any Person unless a Transfer of such Share to such Person would comply with the provisions of this Clause 10.1.

10.2
     (a) A Shareholder wishing to Transfer any Shares (the "Transferor") may Transfer all or part of its Shares to one of its Affiliates or a third party purchaser (the "Transferee") provided that in the case of a Transfer to a third party purchaser, the provisions of Clause 10.3 are observed and, in the case of all Transfers, that the Transferor and the Transferee enter into a deed of undertaking in favour of the other Shareholders, in the form set out in Schedule 4, Part B with the effect that:

          (i) the Transferee shall be bound by all the provisions of this Agreement, as if it were an original Shareholder and, where the context so permits, as if each reference herein to the Transferor were a reference to the Transferee in place thereof; and

          (ii) if the Transferee is an Affiliate, the Transferor shall be jointly and severally liable with the Transferee in respect of the obligations in this Agreement transferred to such Transferee.

     (b) If, at any time after the Transfer of Shares to an Affiliate pursuant to Clause 10.2(a):

          (i) the Transferee (who for the purposes of this sub-clause shall be known as the "Original Transferee") or any subsequent Transferee (in the case of any subsequent Transfer(s) of such Shares to an Affiliate of the Transferor pursuant to Clause 10.2(a)) remains a Shareholder but ceases to be an Affiliate of the Transferor (who for the purposes of this sub-clause shall be known as the "Original Transferor") or any subsequent Transferor (in the case of any subsequent Transfer(s) of such Shares to an Affiliate of the Original Transferor pursuant to Clause 10.2(a)); or

          (ii) the Original Transferor ceases to have Control of the Affiliate to whom such Shares have been transferred pursuant to Clause 10.2(a) and by whom such Shares are then held,

          the Original Transferor and each subsequent Transferor shall procure that the relevant Shareholder will (and the Shareholder shall), within fourteen (14) Business Days of the date of such cessation, Transfer back all of the Shares then held by it to:

          (iii) the Original Transferor;

          (iv) any subsequent Transferor which remains an Affiliate of the Original Transferor; or

          (v) an Affiliate of the Original Transferor which has entered into a deed of undertaking pursuant to Clause 10.2(a).

          If the relevant Shareholder fails to Transfer the said Shares within such fourteen (14) Business Day period, then any Director shall be entitled to execute on behalf of the relevant Shareholder, all such documentation as is necessary to give effect to such transfer under this Agreement, the Articles and any applicable law or regulation. For the purpose of ensuring that a Transferee or proposed Transferee is an Affiliate or that no circumstances have arisen whereby a Transferee is obliged to transfer Shares back to a Transferor under

          Clause 10.2(b), the Directors may from time to time require any Shareholder or any Person named as transferee in any transfer lodged for registration to furnish to the Company such information and evidence as the Directors may think fit regarding any matter which they may deem relevant to each purpose.

10.3
     (a) A Shareholder (the "Selling Shareholder") who wishes to Transfer its Shares to a Transferee who is not an Affiliate of the Selling Shareholder shall serve notice on the Company (the "Sale Notice") stating the number of Shares which it proposes to sell (the "Sale Shares"), its asking price for each Share (the "Asking Price") and the identity of a bona fide third party purchaser of the Sale Shares (the "Purchaser"). If the Asking Price is not cash, the Selling Shareholder shall provide an independent appraisal of a cash equivalent value of the Asking Price which shall constitute the Asking Price for the purposes of this Clause if the Buying Shareholder(s) (as defined below) so elect.

     (b) The Selling Shareholder may serve a Sale Notice in respect of all or part of its Shares.

     (c) The Sale Notice shall make the Company the agent of the Selling Shareholder for the sale of the Sale Shares to other Shareholders on the following terms, which the Company shall notify (the "Notification") to the other Shareholders (the "Buying Shareholder(s)") within seven (7) days of receiving the Sale Notice:

          (i) the Asking Price for each Sale Share and full details of the identity of the Purchaser which has offered to buy the Sale Shares at said price;

          (ii) that the Sale Shares are to be sold free from Encumbrances attaching to them;

          (iii) all other material terms of the sale agreed with the Purchaser;

          (iv) that any offer must relate to all of the Sale Shares and must be made within twenty-five (25) Business Days of receipt of the Notification, upon expiry of which period such offer shall become irrevocable (the "Acceptance");

          (v) that the Buying Shareholders must, in addition to agreeing to pay the Asking Price, agree to be bound by all other material terms of the sale agreed with the Purchaser;

          (vi) in the event of a sale by Zincor (or any of its Affiliates) of all Shares beneficially owned by it or them whilst a Completion Guarantee has been provided but not yet been released, and provided that the Buying Shareholder is AMFI or any of its Affiliates, the Acceptance must be made on terms that AMFI shall procure (on terms reasonably satisfactory to Zincor) the unconditional release of Zincor from its obligation to provide or procure the provision of the Completion Guarantee (the "Completion Guarantee Release"). In such event Zincor shall repay, or shall procure the repayment (on a pro rata basis) of any consideration paid by AMFI pursuant to Clause 14.6 in respect of the giving of the Completion Guarantee which has been paid in respect of a period extending beyond the date of such Completion Guarantee Release provided that:

               (1) in the event that the Completion Guarantee is provided by a third party on behalf of Zincor;

               (2) any consideration paid to, by or on behalf of Zincor, such third party is not refundable; and

               (3) the Completion Guarantee remains in effect notwithstanding the sale of Zincor (or any of its Affiliates) of all its Shares pursuant to Clause 10.3(c)(vi),

               Zincor shall cede all its rights and obligations in respect of such Completion Guarantee to AMFI in lieu of repayment (on a pro rata basis) of such consideration; and

          (vii)any offer to buy shall be accompanied by confirmation from a merchant or investment bank or auditing firm of international standing and repute that financial resources adequate to discharge its obligations under this Clause are available to the Buying Shareholder(s) (or, in the case of Clause 10.3(c)(vi), to AMFI) and irrevocably allocated to such discharge on terms which, in the view of the Person providing the confirmation, are adequate to ensure that they will be applied for that purpose when required.

     (d) In the event that Acceptances are received in respect of a maximum number exceeding the number of Sale Shares, the Sale Shares shall be allocated to Buying Shareholders who have delivered Acceptances in proportion to the number of Shares held by them at the date of the last such Acceptance.

     (e) Within seven (7) Business Days of any Acceptance, the Company shall notify the Selling Shareholder and the Buying Shareholder(s) of such Acceptance(s) and shall state a place and time, between seven (7) and fourteen (14) Business Days later, on which a sum of money equal to the Asking Price multiplied by the number of Sale Shares sold is to be paid in full to the Selling Shareholder, the Buying Shareholder is to become bound by such material terms as are referred to above, the Completion Guarantee Release is to be delivered (if applicable) and sale and purchase of the Sale Shares is to be completed.

     (f) If the Buying Shareholder(s) does not accept the offer to purchase all of the Sale Shares or if, through any fault of the Buying Shareholder, the purchase of the Sale Shares is not completed in accordance with the terms of Clause 10.3(e), then the following provisions shall apply:

          (i)  the Company  shall  notify that fact to the Selling  Shareholder;
               and

          (ii) the Selling Shareholder may:

               (1) withdraw the Sale Notice and cancel the Company's authority to sell the Sale Shares by delivering to the Company a written notice to this effect; and

               (2) before the expiration of twenty-five (25) Business Days after receiving the notification referred to in Clause 10.3(f)(ii)(1), elect by notice in writing to the Company to transfer the Sale Shares to the Purchaser at the Asking Price and otherwise on terms not more favourable to the Purchaser than those offered to the Buying Shareholder(s), subject to the conditions that the Purchaser must enter into a deed of undertaking in accordance with Clause 10.2(a) and agree to discharge in full any outstanding obligations of the Selling Shareholder towards the Company or the Buying Shareholder(s).

     (g) If the Selling Shareholder does not transfer the Sale Shares in accordance with the provisions of this Clause 10.3 or otherwise in accordance with any provisions of applicable law or regulation to ensure a legally binding transfer, the Board may authorise any Director to Transfer the Sale Shares on the Selling Shareholder's behalf to the Buying Shareholder(s) or the Purchaser (as the case may
          be) against receipt by the Company of the Asking Price multiplied by the relevant number of Sale Shares. The Company shall hold the monies so received in trust for the Selling Shareholder without any obligation to pay interest. The Company's receipt of the Asking Price multiplied by the relevant number of Sale Shares shall be a good discharge to the Buying Shareholder(s) or the Purchaser (as the case may be). The Directors shall then be entitled to authorise registration of the transfer once appropriate transfer tax (if applicable) has been paid. The Selling Shareholder shall surrender its share certificates for the Sale Shares to the Company. On surrender, it shall be entitled to the Asking Price for the Sale Shares.

10.4 The Shareholders shall procure that the Company shall not approve or register any Transfer of any Shares unless:

     (a) the Transferee is an existing member or the Transferor and the Transferee have first entered into a deed of undertaking in favour of the other Shareholders in the form set out in Schedule 4, Part B; and

     (b) all the other conditions contained in this Clause 10 have been complied with or it is a Transfer of Shares to which this Clause 10 does not apply.

     A purported Transfer of Shares not in accordance with the terms of this Clause 10 or Clause 11 shall be void.

10.5 Following a Transfer of Shares the Shareholder transferring such Shares shall continue to observe and perform any obligations and liabilities under this Agreement or the Articles:

     (a)  which have accrued prior to the completion of the said Transfer; or

     (b) which are expressed to survive the said Transfer pursuant to this Agreement.

10.6 A Transfer of Shares, by a permitted mortgagee or chargee (pursuant to Clause 6.5) of a Shareholder pursuant to, or under a power of sale contained in, the terms of the charge or mortgage shall not be subject to the provisions of Clause 10.3 but shall for the avoidance of doubt be subject to the provisions of Clause 10.2. Any Shareholder charging or mortgaging Shares pursuant to Clause 6.5 shall ensure that the mortgagee or chargee undertakes to observe the provisions of Clause 10.2.

10.7 The provisions of this Clause 10 shall apply mutatis mutandis to any Transfer of Shareholder Instruments provided that if any Shareholder who holds Shareholder Instruments proposes to Transfer any Shares to a third party, such Shareholder must also transfer (and, where applicable, include in its Sale Notice) that proportion of the Shareholder Instruments then held by it (or any of its Affiliates or nominees) as is equal to the proportion which the number of Shares specified in the Sale Notice bears to the total number of Shares then held by it (or any of its Affiliates or nominees).

11.  Deemed Transfer of Shares

11.1 The provisions of Clause 11.2 shall apply if a Shareholder (the "Deemed Transferor") or a Person having Control of that Shareholder:

     (a)
          (i) commits a material breach, which breach is capable of remedy but which has (or will have if not remedied) a material adverse effect on the relevant Shareholder's ability to discharge any obligations owed by it as a Shareholder pursuant to this Agreement or the Articles; and

          (ii) fails to remedy such breach within thirty (30) days after the date of a notice from any other Shareholder specifying the nature of the breach and requiring it to be remedied;

     (b) transfers or purports to Transfer any Shares and/or Shareholder Instruments other than in accordance with this Agreement or the Articles;

     (c)  suffers a Change of Control other than through:

          (i) the making of an offer available to all shareholders in the ultimate holding company or in an intermediate holding company where the shares are publicly traded, save to such shareholders where legal restrictions in their country of incorporation or residence prevent such offer being made; or

          (ii) the implementation of a bona fide scheme of arrangement, restructuring or reorganisation approved by a resolution of shareholders in the ultimate holding company or an intermediate holding company where the shares are publicly traded;

     (d)
          (i) institutes any proceeding for its bankruptcy or insolvency or is adjudicated bankrupt or insolvent;

          (ii) makes a composition or arrangement with its creditors or enters into a voluntary arrangement for a composition of its debts or a scheme of arrangement (other than as referred to in (c) above);

          (iii)is put into liquidation or administration by the order of a court;

          (iv) passes a resolution putting the Shareholder or the Person having Control of a Shareholder into voluntary liquidation (other than for the purposes of a bona fide scheme of arrangement, restructuring or reorganisation as referred to in (c) above);

          (v) suffers the appointment of a provisional liquidator, a receiver, a manager or an administrative receiver;

          (vi) is dissolved;

          (vii)has judicial management proceedings or actions initiated in respect of it (or equivalent proceedings in the jurisdiction of its incorporation); or

          (viii) has any proceeding or action having similar effect or analogous to any of the foregoing taken or made in any jurisdiction applicable to it;

     (e) in the case of a Shareholder only (but not in the case of Zincor or any Affiliate of Zincor whilst the Completion Guarantee is outstanding or until the Second Payment Date), it (together with any Affiliates or nominees) ceases to own beneficially a number of Shares equivalent to at least ten per cent. (10%) of the Shares then in issue; or

     (f) in the case of Zincor only, fails to make any payment of any Farm In Fee Instalment within fourteen (14) days after the date of a notice from AMFI requesting such payment provided that Zincor has not previously delivered written notice to AMFI of its wish not to subscribe for any further Shares pursuant to Clause 4.4(b).

     For the purposes of (d) above, a "judicial management" proceeding shall include any proceeding (whether initiated in a court or competent tribunal) whereunder the Shareholder or Person having Control of a Shareholder continues to be substantially managed by its board or other administrative body, whether or not under the supervision of an independent person.

11.2 If any of the events in Clause 11.1 occur, the Shareholders other than the Deemed Transferor or its Affiliates or nominees (hereinafter called the "Other Shareholders") shall (acting unanimously) be entitled (subject to the requirements of any senior lenders to OpCo), at their discretion (and without prejudice to any other right or remedy which the Other Shareholders might have), to treat such circumstance as the deemed service by each of the Deemed Transferor, its Affiliates and nominees of an irrevocable offer to sell the Shares held by it to the Other Shareholders (or as they may direct) at Fair Value and free from Encumbrances (or on such terms with respect to such permitted Encumbrances as are acceptable to the Other Shareholders and the person entitled to the Encumbrance).

11.3
     (a) Within thirty (30) Business Days of the Other Shareholders becoming aware of the occurrence of an event referred to in Clause 11.1, the Other Shareholders shall notify the Deemed Transferor in writing, if they wish to exercise rights pursuant to Clause 11.2.

     (b) Immediately following the notification by the Other Shareholders to the Deemed Transferor in accordance with Clause 11.3(a), Fair Value shall be established either by agreement between the Shareholders including the Deemed Transferor (and, in this respect, the Shareholders shall negotiate in good faith with a view to reaching such agreement) or (in default of agreement between the Shareholders within thirty (30) Business Days of such notification) by the Sole Expert in accordance with Clause 29. For the purposes of this Clause 11.3, Fair Value shall be established on the date upon which Fair Value is agreed between the Shareholders or on the date upon which the Sole Expert notifies the Other Shareholders of his determination of Fair Value (as the case may be).

     (c) If, Fair Value having been established, the Other Shareholders wish to purchase the Shares held by the Deemed Transferor, the Other
          Shareholders shall exercise their rights by notifying the Deemed Transferor accordingly within thirty (30) Business Days of the establishment of Fair Value. If the Other Shareholders do not so notify the Deemed Transferor, the rights of the Other Shareholders in respect of that event (but not in respect of any future event) pursuant to Clause 11.2 shall lapse (but without prejudice to any other rights which the Other Shareholders may have). The sale and purchase of the Shares held by the Deemed Transferor shall be completed within thirty (30) Business Days of the date of receipt by the Deemed Transferor of the Other Shareholders' Notice pursuant to this Clause 11.3(c) and the Company shall approve and register such Transfer(s). If, for any reason, the Deemed Transferor fails to execute the requisite stock transfer form and any other documentation which may be necessary or desirable to effect the Transfer to the Other Shareholders (or as they may direct) of the Shares held by the Deemed Transferor, the Board shall authorise one of the Other Shareholders to execute such documentation on behalf of the Deemed Transferor, to give a valid receipt for the payment of the purchase price.

     (d) Following a deemed Transfer of Shares, the Deemed Transferor shall continue to observe and perform any obligations and liabilities under this Agreement and the Articles:

          (i) which have accrued prior to the completion of the said deemed Transfer; or

          (ii) which are expressed to survive the said deemed Transfer pursuant to this Agreement or the Articles.

11.4 Where the provisions of this Clause 11 deem any Shareholder to have served an irrevocable offer to sell its Shares, such Shareholder shall also be deemed to have served an irrevocable offer to sell all of the Shareholder Instruments (if any) then held by it (or any of its Affiliates or nominees) and the provisions of Clause 11.2 and Clause 11.3 shall apply mutatis mutandis to such offer.

12.  Contracts with Affiliates

12.1 Subject to the provisions set out below, the Parties agree that the Company and OpCo should, in each case, be free to contract with Shareholders or the Company or any of their respective Affiliates. It is envisaged that such contracting could be in relation to:

     (a)  conduct of the Feasibility Study;

     (b)  management of either the Company or OpCo;

     (c) the design, construction, operation and maintenance of any Project Assets;

     (d)  the provision of supplies and services to the Company or OpCo; or

     (e)  marketing arrangements in respect of OpCo's Products.

12.2 The terms and conditions of the management of OpCo shall be agreed between the Parties prior to any decision of the Board to adopt one or both of the Feasibility Studies and shall include the terms set out in Schedule 9.

12.3 The Company shall ensure that OpCo negotiates a Marketing and Sales Agreement with Zincor (or one of its Affiliates) to market any zinc concentrate, calcine, metal or other products or by-products produced by OpCo. AMFI and Zincor agree that the Board shall oversee the performance of Zincor (or its Affiliate) under this agreement.

12.4 Any delegation or appointment by the Company and/or OpCo to Zincor, or any of Zincor's Affiliates of management, financial, technical, engineering procurement, marketing or sales responsibilities (including, but not limited to the appointment of the General Manager and the entry into the Marketing and Sales Agreement) shall ensure that responsibility for substantive decisions rests with either the board of directors of OpCo or the Company, the delegation being confined to the preparation of proposals and implementation of instructions.

12.5 The terms of secondment of any personnel employed by the Company or OpCo, the fee rates, structures and other terms and conditions of the management contract appointing Zincor or any Affiliate thereof as General Manager, the Marketing and Sales Agreement or of any other related service contract with Zincor or any Affiliate and of each renewal thereof shall:

     (a)  be agreed in accordance with Clause 13.1 to 13.6 below; and

     (b)  be on Arms' Length Terms.

13.  Procedure for Contracts with Affiliates

13.1 Each Shareholder and each of the Directors shall (in its capacity as a Shareholder and/or in his capacity as a Director) not be entitled to vote at any meeting of the Company or the Directors convened and held in connection with:

     (a) the approval by the Company of any matter, action, agreement or arrangement in or to which (as applicable) the Shareholder (or, as appropriate, the Shareholder appointing such Director) (the "Contracting Shareholder") or any of its Affiliates (the "Affiliate Shareholder") is an interested party, including, for the avoidance of doubt, the Marketing and Sales Agreement; or

     (b) any revision or amendment to, or waiver of any rights under or pursuant to, a matter, an action, an agreement or an arrangement of the type referred to in Clause 13.1(a).

13.2 Each Shareholder shall (and shall procure that each Director appointed by it shall) disclose any interest of the kind described in Clause 13.1, in writing, before any such meeting, to the other Shareholders, the Company and/or to the Board (as the case may be).

13.3 Any Contracting Shareholder or Affiliate Shareholder shall procure that the Director(s) appointed by them will, at the next Directors' meeting following disclosure of a relevant interest under Clause 13.2:

     (a)  identify  whether  or  not,  in  such  Contracting   Shareholder's  or
          Affiliate Shareholder's opinion, such contract is on Arms' Length Terms; and

     (b)  refrain from voting on a resolution concerning such contract.

13.4 If the Board determines that such contract is not on Arms' Length Terms, the Shareholder(s) (other than the Affiliate Shareholder(s) or the Contracting Shareholder(s)) shall procure that notice is given to such Affiliate Shareholder or Contracting Shareholder of the terms the Board considers to be Arms' Length Terms.

13.5 Upon receipt of the Board's notice, the Affiliate Shareholder or the Contracting Shareholder shall:

     (a)  procure that the Affiliate  Shareholder  concerned or the  Contracting
          Shareholder:

          (i)  terminates the agreement; or

          (ii) renegotiates the agreement using the terms determined by the Board; or

     (b) if it disagrees with the terms so considered by the Board to be Arms' Length Terms, refer the matter to a Sole Expert in accordance with Clause 29 for a determination of what are Arms' Length Terms in the particular circumstances.

13.6 Upon receipt of the Sole Expert's determination, the Affiliate Shareholder or the Contracting Shareholder may renegotiate the agreement to embody those terms determined by the Sole Expert to be Arms' Length Terms or terminate the agreement (if conditionally entered into).

14.  Financing the Company

14.1 Subject to the provisions of this Clause, the Board shall be responsible for determining all finance necessary to provide the Company's appropriate proportion of the funding to enable OpCo to enable it to carry out the Project (and any refinancing thereof).

14.2 Following application by the Company of all of the proceeds of the subscription by Zincor of the Zincor Shares but subject to Clause 9.8, any Shareholder funding determined upon by the Board from time to time for the purpose of financing or refinancing the Business of the Company or OpCo's Business or as referred to in Clause 14.3 shall be provided by the issue of Shares or Shareholder Instruments. The Board's decision as to which form of Shareholder funding to adopt shall be based on:

     (a)  maintenance of operational flexibility in the Project;

     (b)  minimisation of the occurrence of withholding taxes; and

     (c)  minimisation of the costs of funding to be borne by the Shareholders.

14.3 Where the Board determines that Shareholder funding for the Company shall be by way of issue of Shares, such issue of Shares shall be in accordance with the provisions of Clause 9. If the proceeds of such issue are for the purpose of financing or refinancing the Business of the OpCo, it shall be provided to OpCo by way of loans which will be subordinated to third party debt if required by third party lenders. Where the Board determines that Shareholder funding for the Company shall be by way of Shareholder Debt Finance, the provisions in Clause 9 and Clause 14.4 shall apply.

14.4 Subject to Clause 9.8, no Shareholder Debt Finance will be contracted by the Company unless agreed by all Shareholders. In the event Shareholders agree to raise Shareholder Debt Finance or Shareholder Debt Finance is advanced pursuant to the provisions of Clause 9, the Parties agree that:

     (a) the terms of the Shareholder Debt Finance and shareholder loans to OpCo will be considered at the appropriate time but all the Shareholder Debt Finance and shareholder loans to OpCo will be treated in the same way and the shareholder loans to OpCo will be subordinated to third party debt, if required by third party lenders;

     (b) no Shareholder Debt Finance shall be raised unless all Shareholders are given an opportunity to provide Shareholder Debt Finance of an amount which would ensure that the respective contributions of Shareholders advancing such Shareholder Debt Finance are equal in proportion to the respective number of Shares held by such Shareholders so participating and on equal terms. The nature of Shareholder Debt Finance shall be agreed by all Shareholders and all Shareholders shall have thirty (30) Business Days, upon receipt of notice of such agreement, to elect, by notice to the Company, to participate in such advances of Shareholder Debt Finance. Any such election shall oblige the Shareholder to advance such Shareholder Debt Finance to the Company on the terms and conditions proposed; and

     (c) if Shareholder Debt Finance is raised, certain amendments may be necessary to this Agreement. The Parties hereto agree to negotiate in good faith and reach agreement on such amendments and enter into the same prior to the advance of any Shareholder Debt Finance.

14.5 The repayment and service of Shareholder Debt Finance advanced by a Shareholder(s) pursuant to the provisions of Clause 9.8 shall be made from seventy-five per cent (75%) of the Free Cash Flow derived from the Company's interest in OpCo and OpCo's interest in the Project, the balance of any such Free Cash Flow being applied in dividend payments to Shareholders in accordance with a dividend policy adopted by the Board. A computation is attached as Schedule 10, for illustrative purposes in order to demonstrate how the Parties intend this sub-clause to operate.

14.6 Zincor confirms that, in the event a Completion Guarantee is required of AMFI (either severally or on a joint and several basis with Zincor) by third party lenders to the Project to effect the financing of Phase 1 or Phase 2 of the Project, Zincor shall provide or procure the provision of the Completion Guarantee on behalf of AMFI, and shall be entitled to adequate consideration from AMFI in respect of such portion of the Completion Guarantee as is commensurate with the interest in the Project of AMFI and its Affiliates. Such consideration shall also be based on the additional financial exposure and risk to Zincor and, if such rates are available shall be commensurate with then prevailing market rates for such completion guarantees to third party lenders. Any dispute as to the amount of such adequate consideration may be referred for determination by any Party to a Sole Expert for determination in accordance with Clause 29.

14.7 Zincor's  obligation to provide a Completion  Guarantee  pursuant to Clause
     14.6 shall:

     (a) cease to apply if AMFI and its Affiliates dispose of all the Shares beneficially held by it or them; and

     (b) shall be reduced pro-rata in the event of the disposal by AMFI or any of its Affiliates of part of the Shares beneficially held by it or them.

          For the avoidance of doubt:

          (i) the event of any such disposals, Zincor shall not, as against any of the other Parties, be obliged to provide a Completion Guarantee to third party lenders in respect of any Person to whom AMFI or any of its Affiliates transfer beneficial interests in Shares; and

          (ii) Zincor shall not be obliged to provide a Completion Guarantee in the event a decision is taken by the Board or the members of the Company not to implement or otherwise not to proceed with the Project.

14.8 The Parties shall endeavour to manage, reduce and/or hedge the risks of OpCo with a view to minimising any consideration payable in respect of any Completion Guarantee.

15.  Exclusivity and Competing Businesses

15.1 In the event that the Project is not implemented by OpCo prior to the termination of this Agreement pursuant to Clause 2.1, the following provisions shall apply.

     Each of AMFI and Zincor agree that none of them will (and each of AMFI and Zincor shall procure that none of their respective Affiliates shall), for a period of (10) years from the date of this Agreement, other than jointly and on new terms and conditions, approach Gecamines or any other party for the purposes of:

     (a)  obtaining any involvement in the development of the Project Assets; or

     (b) participating in any financial aspect of the exploitation of the Project Assets; or

     (c) making a proposal to Gecamines or such other party in connection with the Project Assets which would involve a reduction such Party's economic interest in the Project Assets,

     provided that either AMFI or Zincor (or any one of their respective Affiliates) may make such an approach solely if, after giving notice to the other Party of intention to make an approach, such other Party has not indicated its intention to join in such an approach, such indication to be given within thirty (30) days of the receipt of such notice.

15.2 In the event that AMFI or Zincor (or any of their respective Affiliates) are approached by Gecamines or any other party in respect of any of the matters referred to in Clause 15.1(a), (b) or (c) above, AMFI or Zincor (as the case may be) shall not enter into discussions with Gecamines or such party (and shall procure their respective Affiliates shall not so enter into such discussions) until notification of such approach has been made to the other Party, and the other Party has either agreed to join in discussions or has declined to do so within a period of thirty (30) days from the date of such notification.

15.3 With regard to the obligations set out in Clause 15.1 and 15.2, each Party undertakes to:

     (a) act in a transparent manner in their dealings with Gecamines or any third party regarding the Project Assets; and

     (b) deal in utmost good faith with the other in all matters involving this Agreement or the exploitation of the Project Assets.

15.4 If either AMFI or Zincor (or any of their respective Affiliates) wishes to have any involvement with the development of zinc and copper rights where zinc and copper are jointly present in the same area within a radius of ten
     (10) kilometres of Kipushi in the Democratic Republic of Congo and the total area covered by Licence No. PL 1198 in Zambia (the "Associated Assets") or participate in any aspect of the exploitation of the Associated Assets, AMFI or Zincor (as the case may be) shall offer in writing Zincor or AMFI respectively a stake in its proposed share or interest in the undertaking (direct or indirect) equal to Zincor's or AMFI's respective beneficial interest (or deemed beneficial interest) in the Company at such time so far as the same relates to the Associated Assets or participate in any aspect of the exploitation of the Associated Assets with a third party ("Third Party"). In the event that Zincor or AMFI (as the case may be) does not accept the offer within 14 (fourteen) days of receiving the written notice, AMFI or Zincor (as the case may be) shall be free to be involved with or participate in the exploitation of the Associated Assets as it deems fit.

15.5 Nothing contained in this Clause 15 shall prevent Zincor from negotiating an off-take agreement, on Arms Length Terms, with any party in respect of Kipushi Products, under circumstances where Zincor is not a party to the Project.

15.6 Save as provided in this Clauses 15, nothing in this Agreement or the Articles shall prevent a Shareholder (or any of its Affiliates) at any time, and without notice to or the agreement of the other Shareholders, from entering or conducting any business outside the Project, whether or not competitive with the Project, including, without limitation, the acquisition of mines or other mineral properties, the purchase, sale or trading of zinc, copper and other minerals, the acquisition or construction of concentrators, smelters and other facilities for the conversion to metals of mineral ores or intermediate products and any other minerals or metal facilities or business.

16.  Dividend Policy

16.1 The Shareholders will procure that the full amount of any cash received from OpCo and/or Gecamines during the term of this Agreement is:

     (a)  applied  in  the  provision  of  working   capital  or  other  capital
          requirements as determined by the Board from time to time;

     (b) applied by the repaying of Shareholder Debt Finance in accordance with Clause 14.5; and

     (c) to the maximum extent possible and subject to compliance with applicable law, passed on to the Shareholders in the manner which will ensure the passing on of the funds as quickly as possible.

16.2 The Shareholders will procure that the full amount of any Free Cash Flow arising or accumulated from the business of OpCo during the term of this Agreement is applied:

     (a) in the establishment of a legal reserve, to the extent required by law in the Democratic Republic of Congo;

     (b) in the provision of working capital or other capital requirements as determined by the directors of OpCo from time to time; and

     (c) subject to compliance with senior lender requirements, in servicing and repaying loans from the Company to OpCo, subject to any dividend requirements negotiated with Gecamines.

     Any surplus Free Cash Flow remaining thereafter shall, to the maximum extent possible and subject to compliance with law in the Democratic Republic of Congo, be passed on to the Company and Gecamines in the manner which will ensure the passing on of the funds as quickly as possible.

17.  Confidentiality

17.1 The Parties undertake to keep the contents of this Agreement confidential and, save as may be required by any law (including any order of a court of competent jurisdiction) or regulation or the rules of any recognised stock exchange applicable to any Party (or any of its Affiliates) or as is otherwise referred to in Clauses 17.3(d) and (e), not to publish nor disclose to any third Parties in any manner whatsoever any data or information of which any Party (or any of its Affiliates) is possessed as a result of the negotiations between them without first obtaining the prior written consent of the other Parties to such disclosure or publication provided however, that any Party may publish the fact of the existence of this Agreement saying only that they have agreed to request jointly that GDRC and Gecamines approve AMFI and Zincor's joint participation in the Project.

17.2 During the continuance of this Agreement and following three (3) years after its termination or expiry each of the Parties agrees to treat as confidential all documents and other information, including (without limitation) all information and data stored in electronic or any other mechanically processable or retrievable form and all humanly readable manifestations or copies of such information and data from time to time, which it may obtain and which in any way relates to the Business (during the continuation of this Agreement) and/or the customers, business or affairs of another of the Parties, unless disclosure is expressly permitted by agreement between all the Parties.

17.3 Clause 17.2 shall not apply in respect of any document and/or information:

     (a) which is publicly available or becomes publicly available through no act or default of, or on behalf of, the Party wishing to disclose the same;

     (b) which is disclosed to a Party by a third party, which did not acquire the information under an obligation of confidentiality;

     (c) which is independently and legally acquired (free from any obligation of confidentiality) by a Party as a result of its own investigations;

     (d) which is required to be disclosed by any law (including any order of a court of competent jurisdiction) or the rules of any recognised stock exchange or which is requested to be disclosed by any governmental or other regulatory authority, whether or not having the force of law and where it is reasonable in all the circumstances to comply with such request if it does not have the force of law; or

     (e) which is disclosed by a Party to its professional advisers and/or to a bank or other financial institution or Person from which that Party or OpCo is seeking or obtaining finance or to a bona fide potential purchaser of Shares and/or Shareholder Instruments or of a share in an Affiliate of that Party provided that such professional advisers, bank, financial institution, Person or purchaser undertake to keep such information confidential in terms mutatis mutandis with this Clause.

18.  Representations and Warranties

18.1 AMFI represents and warrants to Zincor and the Company, and the Company warrants to Zincor in each case as at the date of signature of this Agreement that:

     (a) it is a company duly incorporated and validly existing in all respects under the laws of the jurisdiction of its incorporation, with full power and authority to own its assets and to carry on its business as it is now being conducted;

     (b) no action has been taken or threatened (whether by it or any third party) for or with a view to (and which is likely to result in) its liquidation, bankruptcy, receivership or analogous process;

     (c) the execution by it of this Agreement has been validly authorised and the obligations expressed as being assumed by it under this Agreement constitute its valid, legal and binding obligations, enforceable against it in accordance with their respective terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other laws relating to or affecting creditors rights generally;

     (d) the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby:

          (i) will not violate any provision of any law, regulation, order or judgment applicable to it;

          (ii) will not violate any provisions of its by-laws, articles of association or other internal constitutive documentation; or

          (iii)will not conflict with, result in a breach in or termination of, or constitute a default under any material agreement to which it is party (including, without limitation, any agreement relating to the subject matter of the AMFI Assignment) or by which any of its assets are bound or encumbered;

     (e) the details of the authorised and issued share capital of the Company set out in the recitals to this Agreement are true and correct as at the date hereof and (except as otherwise provided in this Agreement):

          (i) there are no options, warrants or other instruments in issue or any other agreements which give any Person any right to subscribe for or to require the issue of new Shares or any other equity instrument not constituting Shares;

          (ii) the Share referred to in Recital (E) as issued has been duly and validly authorised and issued and is fully paid and is not subject to any calls for further funds and confers the rights and is subject to the restrictions set out in the Articles; and

          (iii)all Shares of the Company are and the AMFI Shares and the Zincor Shares will be, on issue, free from Encumbrances;

     (f) since incorporation the Company has not conducted business or traded, owned beneficially or otherwise any assets, incurred any liabilities or declared or paid any dividends or made any other distribution;

     (g) all actions, conditions, and things required to be taken, fulfilled and done (including the obtaining of any necessary consents, the making of registrations and the like) in order to:

          (i) enable it lawfully to enter into, exercise its rights and perform and comply with its obligations under this Agreement; and

          (ii) ensure that those obligations are valid, legally binding and enforceable,

          have been taken, fulfilled and done; and

     (h) the description in Schedule 1 of the rights and other interests to be transferred to the Company under the AMFI Assignment, and the details of the status of those rights and interests, is true, correct and complete in all material respects.

18.2 Zincor represents and warrants to each of AMFI and the Company and the Company warrants to AMFI in each case as at the date of signature of this Agreement, that:

     (a) it is a company duly incorporated and validly existing in all respects under the laws of the jurisdiction of its incorporation, with full power and authority to own its assets and to carry on its business as it is now being conducted;

     (b) no action has been taken or threatened (whether by it or any third party) for or with a view to (and which is likely to result in) its liquidation, bankruptcy, receivership or analogous process;

     (c) the execution by it of this Agreement has been validly authorised and the obligations expressed as being assumed by it under this Agreement constitute its valid, legal and binding obligations, enforceable against it in accordance with their respective terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other laws relating to or affecting creditors rights generally;

     (d) the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby:

          (i) will not violate any provision of any law, regulation, order or judgment applicable to it;

          (ii) will not violate any provisions of its by-laws, articles of association or other internal constitutive documentation;

          (iii)will not conflict with, result in a breach in or termination of, or constitute a default under any material agreement (including, without limitation, any agreement relating to the subject matter of the Zincor Assignment) to which it is party or by which any of its assets are bound or encumbered;

     (e) Subject always to the obtaining of such sanction(s) as are referred to in Clause 6.2 all actions, conditions, and things required to be taken, fulfilled and done (including the obtaining of any necessary consents, the making of registrations and the like) in order to:

          (i) enable it lawfully to enter into, exercise its rights and perform and comply with its obligations under this Agreement; and

          (ii) ensure that those obligations are valid, legally binding and enforceable,

          have been taken, fulfilled and done;

     (f) the description in Schedule 1 of the rights and other interests to be transferred to the Company under the Zincor Assignment, and the details of the status of those rights and interests, is true, correct and complete in all material respects.

19.  Mortgages and Charges of Shares

19.1
     (a) Except as expressly permitted by any other Permitted Encumbrance, no Shareholder may mortgage or charge (which expressions shall include a Transfer by way of security) any Shares or Shareholder Instruments or create, agree to create or permit or suffer the creation of any Encumbrance on, over or in respect of any of its Shares.

     (b) Upon receiving satisfactory evidence thereof, the Company shall give effect to the terms of any Permitted Encumbrance.

19.2 In the case of the mortgage or charge of Shares or Shareholder Instruments permitted by Clause 19.1 the Company shall enter into the register of Shareholders at the request of the holder, mortgagee or chargee of such Shares or Shareholder Instruments (as the case may be):

     (a) a statement that the Shares or Shareholder Instruments are mortgaged or charged;

     (b)  the name of the mortgagee or chargee; and

     (c) the date on which the aforesaid particulars are entered in the register of Shareholders or Shareholder Instruments (as the case may be).

19.3 Where particulars of a mortgage or charge are registered, such particulars shall only be cancelled with the prior written consent of the named mortgagee or chargee or anyone authorised to act on his behalf.

19.4
     (a) Whilst particulars of a mortgage or charge are registered no Transfer of any Share or Shareholder Instruments comprised therein shall be effected:

          (i) without the prior written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

          (ii) as otherwise provided in this Clause 19.4.

     (b) A Transfer of Shares or Shareholder Instruments the subject of a Permitted Encumbrance may be made to or by a permitted mortgagee or chargee in accordance with the terms thereof.

     (c) Any Shareholder charging or mortgaging Shares or Shareholder Instruments pursuant to Clause 19.1 shall ensure that the mortgagee or chargee (if not an existing Shareholder) undertakes to enter into a deed of undertaking in favour of the other Shareholders in the form set out in Schedule 4, Part B prior to becoming a Shareholder.

20.  No Assignment

     Except by a Transfer of Shares and Shareholder Instruments (if applicable) pursuant to or as otherwise provided under and in accordance with this Agreement and/or by subsequent agreement between the Shareholders, none of the Shareholders may assign or transfer all or any of its rights and/or obligations under this Agreement.

21.  Waivers, Remedies and Amendments

21.1 Except as otherwise expressly provided, no failure or delay by any of the Parties in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by any of the Parties of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

21.2 The rights and remedies herein provided are cumulative and are not exclusive of any rights and remedies provided by law.

21.3 No provision of this Agreement may be amended, modified and/or waived, otherwise than by the express written agreement of the Parties, nor may any breach of any provision of this Agreement be waived or discharged except with the express written content of the Parties not in breach.

22.  Invalidity

22.1 If any provision of this Agreement is or becomes ineffective for reasons beyond the control of the Parties:

     (a) the effectiveness of the remaining provisions of this Agreement shall not, in any way, be impaired or affected thereby; and

     (b) the Parties shall use reasonable efforts to agree upon a new provision which shall, as nearly as possible, have the same commercial effect as the ineffective provision.

23.  No Partnership or Agency

     Nothing in this Agreement shall be deemed to constitute a partnership between the Shareholders nor, save as expressly set out herein, constitute any Party the agent of another Party for any purpose.

24.  Announcements

     No Party will issue any press releases or media announcement regarding this Agreement or any aspect of the Project without agreement of the other Parties, such agreement not to be unreasonably withheld or delayed save as may be required by any law or regulation or the rules of any stock exchange applicable to any Party or any of its Affiliates. In such event, the Party so issuing will use all reasonable endeavours to notify the other Parties of the content of such release or announcement at least forty eight (48) hours prior to such issue unless required by law or regulation or the rules of any applicable stock exchange and the Party so issuing shall take such account as is reasonable in the circumstances of comments on the proposed release or announcement made by the other Party(s), provided such comments are received within twenty-four (24) hours of the notification.

25.  Costs and Taxes

25.1 Except as expressly provided in this Agreement, each of the Parties shall pay its own costs, charges and expenses connected with the preparation and implementation of this Agreement.

25.2 Each Shareholder shall be solely responsible for the payment of all taxes imposed on it, whether by taxing authorities within the Democratic Republic of Congo or elsewhere, in connection with the Project. The Company shall be responsible for the payment of all taxes imposed on it, whether by taxing authorities within the Democratic Republic of Congo or elsewhere.

26.  Entire Agreement

     This Agreement, and the Articles supersede any previous written or oral agreement between the Parties in relation to the matters dealt with in this agreement and constitute the entire Agreement to the exclusion of any terms implied by law which may be excluded by contract. None of the Parties has entered into this Agreement in reliance upon any representation or warranty other than such representation or warranty as may be set out herein.

27.  Conflict or Inconsistency

27.1 If there is any conflict or inconsistency between the provisions of this Agreement and the Articles, the provisions of this Agreement shall prevail. In such circumstances each of the Parties shall exercise all voting and other rights and powers available to it:

     (a)  so as to give effect to the provisions of this Agreement; and

     (b) so as to procure that the Articles are promptly amended to such extent as may be necessary to remove such conflict or inconsistency.

27.2 Nothing in this Agreement shall operate to fetter unlawfully the statutory powers of the Act.

28.  Notices

28.1 A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by first class post pre-paid recorded delivery (or air mail if overseas) or by fax to the Party due to receive the notice or communication, at its address set out in this Agreement or another address specified by that Party by written notice to the other.

28.2 In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

     (a) if delivered personally, when left at the address referred to in Clause 28.1;

     (b)  if sent by air mail, six (6) days after posting it; and

     (c)  if sent by fax, on completion of its transmission.

29.  Arbitration and Sole Expert

29.1 For the purposes of this Clause and Clause 31, "Dispute" means any dispute, difference of view, disagreement, controversy or claim arising under, out of, in connection with, or relating to this Agreement (including, without limitation, any dispute or difference as to the interpretation or performance of any provision of this Agreement or the breach, termination, existence or validity thereof). It does not include any difference of view or disagreement which, pursuant to provisions of this Agreement, has been submitted for determination by a Sole Expert under Clause 29.4.

29.2 Any Dispute may, with the written agreement of all Parties, be referred to and finally settled by arbitration in accordance with the UNCITRAL Rules subject to such modifications as the Parties may agree in writing. The panel shall consist of three (3) arbitrators. In any case where there are multiple parties, whether as claimant or respondent, the multiple claimants, jointly, and the respondents, jointly, (as the case may be) shall appoint one (1) arbitrator and the first sentence of Article 7.1 of the rules shall not apply in such circumstances. The appointing authority shall be the President of the London Court of International Arbitration. The seat of arbitration shall be London. The language of any arbitration shall be English.

29.3 Where a Dispute has been referred for settlement by arbitration in accordance with the Rules then neither Party shall be entitled to exercise any rights or election arising in consequence of any alleged default by the other arising out of the subject matter of the Dispute until the Dispute has been resolved by the decision of the arbitrators.

29.4 Any matter may be referred to a Sole Expert either by mutual agreement of the Parties or where required pursuant to Clauses 11.3(b), 13.5(b) and 14.6 hereof. Where a matter is referred to the Sole Expert the following provisions shall apply.

29.5 A Party wishing to refer a matter to a Sole Expert pursuant to Clauses 11.3(b), 13.5(b) or 14.6 hereof or by mutual agreement shall give a notice to that effect to the other Party concerned with the matter.

29.6 Where any matter is referred to the Sole Expert, consideration of the matter shall be initiated by the submitting Party providing to the Sole Expert and to the other Parties written materials setting forth:

     (a)  a description of the matter;

     (b)  a statement of the submitting Party's position; and

     (c)  copies of records (if relevant) supporting that Party's position.

29.7 Within ten (10) Business Days of the date that a Party has submitted written materials to the Sole Expert pursuant to Clause 29.6, the other Party(s) may submit to the Sole Expert:

     (a)  a description of the matter;

     (b)  a statement of their position(s); and

     (c)  copies of records (if relevant) supporting their position(s).

29.8 The Sole Expert shall consider any information submitted within the period provided for in Clause 29.12 and, in the Sole Expert's discretion, may consider any additional information submitted by any Party at a later date.

29.9 The Parties shall not be entitled to apply for discovery of documents but shall be entitled to have access to the relevant records of the other Party or Parties (as the case may be) and to receive copies of the records submitted by the other Party or Parties (as the case may be) for such period as the Sole Expert might determine in the Sole Expert's discretion.

29.10Each Party shall designate one person knowledgeable about the issue which has been referred to the Sole Expert who shall be available to the Sole Expert to answer questions and provide any additional information requested by the Sole Expert. Except for such person, a Party shall not be required to, but may, provide oral statements or presentations to the Sole Expert or make any particular individuals available to the Sole Expert.

29.11The Sole Expert shall act as an expert and not as an arbitrator and the law relating to arbitration shall not apply to the Sole Expert or his determination or the procedure by which he reaches his determination.

29.12When a Sole Expert's determination is initiated, the Sole Expert shall be requested to provide a determination within fifteen (15) Business Days after expiry of the ten (10) Business Day response period provided for in Clause 29.7 above.

29.13The costs of engaging a Sole Expert shall be borne in such a manner as determined by the Sole Expert.

29.14The Sole Expert's determination shall be final and binding on the Parties save in the case of manifest error or bad faith.

30.  Force Majeure

30.1 The obligations of the Parties shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (howsoever arising and whether or not employee demands are reasonable or beyond the power of the Party seeking to suspend its obligations), acts of God, laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity, judgments or orders of any court, inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorisation, inability to obtain data, samples or other information needed for the due performance of any part of the Feasibility Studies, curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of national, state or local environmental standards, undue restrictions on travel in the Democratic Republic of Congo, acts of war or conditions arising out of or attributable to war, whether declared or undeclared, riot, civil strife, fire, flood, subsidence, drought or adverse weather conditions, parts, supplies services or equipment shortages, contractors' or subcontractors' shortages of, or inability to obtain, labour, utilities or services, accidents, breakdown of equipment, machinery or facilities, or any other cause similar or dissimilar to the foregoing.

30.2 The affected party of the suspension shall promptly give notice to the other Parties of the suspension of performance, stating therein the nature of the suspension, the reasons therefor and the expected duration thereof.

30.3 The affected Party shall resume performance as soon as reasonably possible.

30.4 During the suspension, the obligations of the Parties to undertake any of the Feasibility Studies, project implementation, production or otherwise to perform its obligations hereunder shall be suspended, but in all other respects this Agreement shall remain in full force and effect.

31.  Governing Law and Jurisdiction

31.1 The Parties agree that this Agreement is governed by, and shall be interpreted and implemented according to, the laws of the Republic of South Africa.

31.2 Subject to the provisions of Clause 29.2 the Parties agree that the courts of the Republic of South Africa are the most convenient forum in which to resolve any Dispute and each Party submits to the non-exclusive jurisdiction of the courts of the Transvaal Provincial Division of the High Court of the Republic of South Africa for the resolution of any Dispute.

31.3 AMFI irrevocably appoints Bowman Gilfillan Inc. now of 9th Floor, Twin Towers West, Sandton City P.O. Box 785812, Sandton 2146, Republic of South Africa, as its agent to accept service of process in South Africa in any legal action or proceedings arising out of or in connection with this Agreement and nominates the address of such agent as its domicilium citandi et executandi for any such legal action or proceedings. Service upon it shall be deemed complete when such process is delivered to Bowman Gilfillan Inc., whether or not it is forwarded to or received by AMFI. If such process agent ceases to be able to act as such or to have an address in South Africa, AMFI irrevocably agrees to appoint a new process agent in South Africa acceptable to Zincor and to deliver to Zincor within fourteen days (14) a copy of a written acceptance of appointment by the new process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

31.4 The Company irrevocably appoints Bowman Gilfillan Inc. now of 9th Floor, Twin Towers West, Sandton City P.O. Box 785812, Sandton 2146, Republic of South Africa, as its agent to accept service of process in South Africa in any legal action or proceedings arising out of or in connection with this Agreement and nominates the address of such agent as its domicilium citandi et executandi for any such legal action or proceedings. Service upon it shall be deemed complete when such process is delivered to Bowman Gilfillan Inc., whether or not it is forwarded to or received by the Company. If such process agent ceases to be able to act as such or to have an address in South Africa, the Company irrevocably agrees to appoint a new process agent in South Africa acceptable to AMFI and Zincor and to deliver to AMFI and Zincor within fourteen days (14) a copy of a written acceptance of appointment by the new process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

31.5 Zincor nominates its address set out at the head of this Agreement as its domicilium citandi et executandi for the purposes of any legal action or proceedings arising out of or in connection with this Agreement.

32.  Counterparts

     This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

33.  Non-Variance

     No alteration, variation or cancellation of this Agreement or any of the terms hereof will be of any force or effect unless reduced to writing and signed by all Parties.

34.  Further Assurances

     Each Party shall sign, execute and deliver all deeds, documents, instruments and assurances, and shall do all acts, matters and things, as shall be reasonably necessary for the complete performance of all its duties, responsibilities and obligations under this Agreement and shall implement the valid decisions of the Board.

35.  Limitation of liability

     No Party shall be liable or responsible to the other Parties in the event of default or breach of this Agreement for any indirect or consequential damage suffered by a Party by reason of such breach, such as loss of profit or production.

                                   SCHEDULE 1

                                     Part B
                               The AMFI Assignment

THIS ASSIGNMENT is made on the             day of

BY

(1) AMERICA MINERAL FIELDS INTERNATIONAL LIMITED, a company incorporated in the British Virgin Islands (registered number 174173), whose registered office is at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands ("AMFI"); in favour of

(2) ZINCONGO LIMITED, a company incorporated in the British Virgin Islands (registered number 479623) (whose registered office is at LWB Company Limited, Barkers Chambers, Road Town, Tortola, British Virgin Islands (the "Company") (together the "Assignment Parties").

WHEREAS

(A) Pursuant to the Joint Venture Agreement (the "Agreement") relating to the Project, AMFI will, together with Zinc Corporation of South Africa Limited, hold shares in the Company, which is also a party to the Agreement.

(B) It is anticipated that the Company, in joint effort with Gecamines, will be responsible for promoting and implementing the Project through OpCo.

(C) In order for OpCo to manage its Business effectively and without hindrance, AMFI has agreed to assign the Company certain rights in respect of the Project Assets as are set out in more detail in Annex 1 to this Assignment (the "Rights").

IT IS HEREBY AGREED as follows:

1.       Definitions

     In this Assignment, unless expressly provided for, defined words used shall
     bear  the  meaning   ascribed  to  them  in  Clause  1,   "Definitions  and
     Interpretation" of the Agreement.

2.       Assignment

     AMFI hereby assigns, such legal and beneficial title and interest in the Rights as it has to the Company, absolutely and free from all Encumbrances placed, or permitted to subsist, by AMFI (or any of its Affiliates) on the Rights.

3.       Title

     AMFI covenants with the Company that its title and interest in the Rights is valid and subsisting on the date of execution of this Assignment.

4.       Further Assurance

     AMFI shall execute all documents and do all things necessary which the Company requires, and which is within AMFI's power to do, to vest in the Company its full title and interest in the Rights, and to carry this document into effect.

5.       Entire Agreement

     This Assignment and the Agreement constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

6.       Governing Law

     This Assignment is governed and shall be construed in accordance with the laws of the Republic of South Africa.

7.       Submission to Jurisdiction; Arbitration; Service

     The parties agree that the provisions of Clauses 28, 29.1, 29.2 and 29.3 of the Agreement shall apply to this Deed of Assignment and that any references in these Clauses to "Agreement" shall be deemed to be references to "Assignment".

IN WITNESS whereof this Assignment has been duly executed by the parties hereto on the day and year first above written



EXECUTED by

AMERICA MINERAL FIELDS INTERNATIONAL LIMITED acting by in the presence of:



Witness name       ...................................................



EXECUTED by

ZINCONGO LIMITED
acting by
in the presence of:



Witness name       ...................................................

                         Annex 1 to the AMFI Assignment
                                   The Rights

The Rights shall include:

(1) all of the current and future, legal and/or equitable intellectual property interests to which AMFI or any of its Affiliates are or may become entitled, in and to all information, inventions and know-how produced or acquired by or on behalf of AMFI or any of its Affiliates and relating directly to the Project, and whether or not in written form or in a medium capable of being computer generated, and shall for the avoidance of doubt include any pre-feasibility study or feasibility study and any accompanying documents, together with any rights under any contracts entered into by AMFI or any of its respective Affiliates in respect of the Project Assets; and

(2) any rights to which AMFI or any of its Affiliates are or may become entitled as a result of any agreements or contracts entered into by any of them relating to the Project Assets.

                                     Part C
                              The Zincor Assignment

THIS ASSIGNMENT is made on the              day of

BY

(1) ZINC CORPORATION OF SOUTH AFRICA LIMITED, a company incorporated in the Republic of South Africa (registered number 1967/004375/06), whose registered office is at Plover Street, Struisbult, Springs, Republic of South Africa ("Zincor"); in favour of

(2) ZINCONGO LIMITED, a company incorporated in the British Virgin Islands (registered number 479623) (whose registered office is at LWB Company Limited, Barkers Chambers, Road Town, Tortola, British Virgin Islands) (the "Company") (together the "Assignment Parties").

WHEREAS

(A) Pursuant to the Joint Venture Agreement (the "Agreement") relating to the Project, Zincor will, together with American Mineral Fields International
     Limited, hold shares in the Company, which is also a party to the Agreement.

(B) It is anticipated that the Company, in joint effort with Gecamines, will be responsible for promoting and implementing the Project through OpCo.

(C) In order for OpCo to manage its Business effectively and without hindrance, Zincor has agreed to assign the Company certain rights in respect of the Project Assets as are set out in more detail in Annex 1 to this Assignment (the "Rights").

IT IS HEREBY AGREED as follows:

1.       Definitions

     In this Assignment, unless expressly provided for, defined words used shall
     bear  the  meaning   ascribed  to  them  in  Clause  1,   "Definitions  and
     Interpretation" of the Agreement.

2.       Assignment

     Zincor hereby assigns, such legal and beneficial title and interest in the Rights as it has to the Company, absolutely and free from all Encumbrances placed, or permitted to subsist, by Zincor (or any of its Affiliates) on the Rights.

3.       Title

     Zincor covenants with the Company that its title and interest in the Rights is valid and subsisting on the date of execution of this Assignment.

4.       Further Assurance

     Zincor shall execute all documents and do all things necessary which the Company requires, and which is within Zincor's power to do, to vest in the Company its full title and interest in the Rights, and to carry this document into effect.

5.       Entire Agreement

     This Assignment and the Agreement constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

6.       Governing Law

     This Assignment is governed and shall be construed in accordance with the laws of the Republic of South Africa.

7.       Submission to Jurisdiction; Arbitration; Service

     The parties agree that the provisions of Clauses 28, 29.1, 29.2 and 29.3 of the Agreement shall apply to this Assignment and that any references in these Clauses to "Agreement" shall be deemed to be references to "Assignment".

IN WITNESS whereof this Assignment has been duly executed by the parties hereto on the day and year first above written



EXECUTED by

ZINC CORPORATION OF SOUTH AFRICA LIMITED acting by in the presence of:



Witness name       ...................................................



EXECUTED by

ZINCONGO LIMITED
acting by
in the presence of:



Witness name       ...................................................

                        Annex 1 to the Zincor Assignment
                                   The Rights

The Rights shall include:

(1) all of the current and future, legal and/or equitable intellectual property interests to which Zincor or any of its Affiliates are or may become entitled, in and to all information, inventions and know-how produced or acquired by or on behalf of Zincor or any of its Affiliates and relating directly to the Project, and whether or not in written form or in a medium capable of being computer generated, and shall for the avoidance of doubt include any pre-feasibility study or feasibility study and any accompanying documents, together with any rights under any contracts entered into by Zincor or any of its respective Affiliates in respect of the Project Assets; and

(2) any rights to which Zincor or any of its Affiliates are or may become entitled as a result of any agreements or contracts entered into by any of them relating to the Project Assets.

                                   SCHEDULE 2
                             ARTICLES OF ASSOCIATION

                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                            (BRITISH VIRGIN ISLANDS)

                             ARTICLES OF ASSOCIATION

                          REGULATIONS FOR MANAGEMENT OF
                                ZINCONGO LIMITED
                           A COMPANY LIMITED BY SHARES

Table of Divisions                                                                                 Page

1.     Interpretation.................................................................................67
2.     Shares.........................................................................................74
3.     Pro Rata Offer of Shares.......................................................................76
4.     Transfer of Shares and Shareholder Instruments.................................................80
5.     Deemed Transfer of Shares......................................................................85
6.     Transmission of Shares.........................................................................88
7.     Alteration of Share capital....................................................................89
8.     Restrictions on the Company's Activities.......................................................91
9.     Mortgages and charges of Shares and Shareholder Instruments....................................94
10.    General Meetings...............................................................................95
11.    Proceedings at General Meetings................................................................96
12.    The Board and Management of the Company.......................................................100
13.    Powers of Directors...........................................................................105
14.    Retirement or Disqualification of Directors...................................................105
15.    Proceedings of Directors......................................................................106
16.    Dividends.....................................................................................109
17.    Information...................................................................................110
18.    Audit.........................................................................................112
19.    Notices.......................................................................................113
20.    Secretary.....................................................................................113
21.    Seal..........................................................................................114
22.    Contracts with Affiliates.....................................................................114
23.    Inspection of Records.........................................................................115
24.    Capitalisation of Profits.....................................................................115
25.    Winding Up....................................................................................116
26.    Indemnity.....................................................................................117


27.    Borrowing Powers..............................................................................117
28.    Weighted Voting...............................................................................118


1.   Interpretation

1.1  (1)  In these Articles, unless the context otherwise requires:

          "the Act" means the International Business Companies Act 1984 enacted under the laws of the British Virgin Islands as amended from time to time and shall include any and all regulations made thereunder;

          "Affiliate" means (subject to the proviso in the definition of "Control") in relation to a Relevant Person:

          (i) any Person in which that Relevant Person holds fifty per cent. (50%) or more of the ordinary voting shares or which holds fifty per cent. (50%) or more of that Relevant Person's ordinary voting shares;

          (ii) any Person which, directly or indirectly, is Controlled by or Controls, or is under Common Control with a Relevant Person; or

          (iii)any Person or group of Persons being directors or executive officers of any Person referred to in (i) or (ii) above,

          provided that, (i) for the purposes of Article 22 (Contracts with Affiliates), the definition of "Affiliate" shall be construed as if references in the definition to "fifty per cent. (50%)" shall be to "thirty per cent. (30%)" and (ii) part (c) of this definition shall not apply for the purposes of Article 4;

          "AMFI" means America Minerals Fields International Limited, a company incorporated in the British Virgin Islands (registered no. 174173) whose registered office is at Citco Building, Wickhams Way, P.O. Box 662, Road Town, Tortola, the British Virgin Islands;

          "AMFI Director" means a director appointed by AMFI or any Affiliate thereof;

          "Arms' Length Terms" means a transaction where:

          (a) the parties in negotiating the transaction have sought to promote their own best interests in accordance with reasonable business methods;

          (b) the consideration expressed in the agreement for the transaction entered into is the only consideration for the transaction;

          (c) the price and other terms of the transaction have not been affected by, nor determined as a consequence of, any other agreement or any direct or indirect relationship (other than the relationship created by that transaction) between one party or shareholders of that party (or a company in which that party is a shareholder) and the other party or shareholders of that other party (or a company in which that other party is a shareholder);

          (d) in the case of a contract of sale (other than the Marketing and Sales Agreement) neither the selling party, nor any member of that party (nor any company in which that party is a member) has any direct or indirect interest in the subsequent disposal, if applicable, by the buying party of any of the products or services obtained pursuant to the transaction agreement; and

          (e) the price and other terms of the transaction are in accordance with current market practice (in respect of similar transactions in comparable markets) and take into account the availability of services of comparable quality and competitive costs from other firms of international repute;

          "Board" means the board of Directors;

          "Budget"  means  the  budget  (consistent  with  the   contemporaneous
          Operating Plan) approved by the Board in respect of any period;

          "Business" means the business to be carried on by:

          (a) the Company, namely that of the holding of shares together with Gecamines in OpCo; and, where the context so requires,

          (b)  OpCo,   namely  that  of   exploration   appraisal,   mining  and
               benefication of minerals and selling of products in connection with the Project,

          and such other activities incidental and/or conducive to the foregoing which may be approved by the Board from time to time in accordance with the terms of the Joint Venture Agreement;

          "Business Day" means a day on which the commercial banks are generally open for business in the Republic of South Africa, the United States of America and the United Kingdom;

          "capital" means the sum of the aggregate par value of all outstanding Shares with par value of the Company plus the amounts as are from time to time transferred from surplus to capital by a resolution of Directors;

          "Chairman" means the chairman from time to time of the Board;

          "Change of Control" means in relation to a Party (as defined in the Joint Venture Agreement) the obtaining of Control:

          (a)  By any Person who did not previously  have control of such Party;
               or

          (b) Of any Person who has Control of such Party by another Person who did not previously have such Control;

          "Common Control" means the circumstances where two (2) or more Persons are Controlled by the same Person or its Affiliates provided that, for the purposes of Article 22 (Contracts with Affiliates), the definition of "Affiliate" shall be construed as if reference herein to "Controlled by" were construed in accordance with the definition of "Control" as modified by the proviso thereto;

          "Company" means Zincongo Limited;

          "Completion Guarantee" means any guarantee reasonably acceptable to, and issued by, Zincor (or any Person requested by Zincor) to third party providers of Debt Finance guaranteeing obligations in relation to that Debt Finance until completion of Phase 1 and Phase 2 of the Project;

          "Control" means:

          (1) the power (whether directly or indirectly) and whether by the ownership of share capital, the possession of voting power, contract or otherwise to appoint and/or remove all or such of the board of directors or other governing body of a Person as are able to cast a majority of the votes capable of being cast by the members of that board or body, or otherwise to control or have the power to control the policies and affairs of that Person; and/or

          (2) the holding and/or the ownership of the beneficial interest in and/or the ability to exercise the voting rights applicable to, shares or other securities in any Person which confer in aggregate on the holders thereof (whether directly or by means of holding such interests in one or more other Persons (either directly or indirectly), thereof more than fifty per cent. (50%) of the voting rights exercisable at general meetings of that Person, provided that for the purposes of Article 22 (Contracts with Affiliates) the definition of "Affiliate" shall be construed as if references in the definition of "Control" (as used in the definition of "Affiliate") to "fifty per cent. (50%)" were to "thirty per cent. (30%)" and "Controlled by" shall be construed in accordance with this definition and (as the case requires) the foregoing proviso;

          "Debt Finance" means any finance raised by way of note, instrument, debenture or other document evidencing indebtedness which carries an obligation for payment or repayment of money or money's worth or transfer of production and whether present or future;

          "Directors" means a director of the Company from time to time;

          "Encumbrance" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind or other type of preferential arrangement (including, without limitation, a title or transfer arrangement) having similar effect;

          "Fair Value" means such price as may be agreed between the Members or (in default of such agreement) the price determined by the Sole Expert in accordance with clause 29 of, and Schedule 3 to, the Joint Venture Agreement;

          "Feasibility Studies" means the Phase 1 Feasibility Study and the Phase 2 Feasibility Study intended to be undertaken by OpCo or on its behalf by Zincor on or after the signature of the Revised Framework Agreement, such Feasibility Studies being:

          (a) prepared to a standard sufficient to form a reasonable basis upon which to make a decision to commence the Project and to support any application to raise finance for the same from potential lenders to whom it will be submitted; and

          (b) conducted on the basis of Phase 1 Project and/or the Phase 2 Project (as the case may be) and to be completed, in the case of the Phase 1 Feasibility Study, within a four (4) to six (6) month period from inception of the Phase 1 Feasibility Study and, in the case of the Phase 2 Feasibility Study, within sixteen (16) months or as otherwise agreed by the parties to the Joint Venture Agreement from time to time, of a decision of the Board whether or not to adopt the Phase 1 Feasibility Study;

          "First Commercial Production" means the commencement of commercial production being the date of first shipment from the Project of commercially sold Products substantially or contemplated by the Feasibility Studies;

          "Free Cash Flow" means the positive cash flow available for dividend distribution or the repayment of shareholder loans, comprising earnings after interest and taxation plus depreciation and less investment and the repayment and service of non-Shareholder loans;

          "Financial Year" means the financial year of the Company or, where the context so requires, OpCo from time to time;

          "GDRC" means the Government of the Democratic Republic of Congo;

          "Gecamines" means La Generale des Carrieres et des Mines, a state enterprise under Congolese law, with its registered office situated at 419 Avenue Kamanyola, BP450, Lubumbashi, Democratic Republic of Congo, the state-owned mining company of the Democratic Republic of Congo;

          "General Meeting" means a meeting of Members;

          "Joint Venture Agreement" means the joint venture agreement dated [o] 2002 between AMFI, Zincor and the Company in relation to the Project;

          "Kipushi Concentrator" means the plant for the processing of the ore arising from Kipushi mine into zinc and copper concentrates, zinc calcine, sulphuric acid and any other by products;

          "Kipushi Metal Plant" means a processing plant for the production from mineral concentrates of zinc metal and copper metal and associated by-products including, without limitation, sulphuric acid;

          "Kipushi Mine" means all the identified and yet to be identified deposits of zinc and copper ore and associated ores and any other minerals located in the area identified on the Map;

          "Kipushi Tailings" means the existing mineral residues from the Kipushi Concentrator which are currently stored in the tailings dams marked on the plan as set out in the Map, the general particulars of which are set out in
          Schedule 5 to the Joint Venture Agreement and any future mineral residues resulting from the Kipushi Mine irrespective of where a new tailings dam for Kipushi may be located;

          "Kipushi Tailings Plant" means a plant for the processing of the Kipushi Tailings into zinc products, copper products and other by-products;

          "Marketing and Sales Agreement" means a renewable two (2) year marketing and sales agreement on terms to be agreed between OpCo and Zincor;

          "Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise) of the Company and/or OpCo or any of their respective assets (either individually or in the aggregate) which has or could reasonably be expected to have a material adverse effect on the Company's and/or OpCo's present or future ability to operate their respective Businesses as now conducted or as proposed to be conducted;

          "Member" means a registered holder of Shares in the Company;

          "Memorandum" means the Memorandum of Association of the Company as originally framed or as from time to time amended;

          "Minimum Repayable Carried Interest" means ten per cent. (10%) of the issued ordinary share capital of the Company;

          "OpCo" means the operating company to be incorporated by Gecamines and the Company in the Democratic Republic of Congo into which the Project Assets are to be vested;

          "OpCo Joint Venture Agreement" means the agreement to be entered into between, inter alia, the Company and Gecamines relating to the conduct of the joint venture between them pursuant to the transfer to OpCo of title to the Project;

          "Operating Plan" means the programme for operations approved by the Board in respect of any period;

          "Permitted Encumbrance" means an Encumbrance expressly permitted under clause 6.5 of the Joint Venture Agreement (and, for the avoidance of doubt, includes the instrument or other document giving effect to or evidencing such Encumbrance);

          "Person" means any individual, firm, company or other incorporated or unincorporated body;

          "Phase 1" means conduct of the Phase 1 Feasibility Study and the implementation of the Phase 1 Project;

          "Phase 1 Feasibility Study" shall have the meaning set out in the Revised Framework Agreement;

          "Phase 1 Project" shall have the meaning set out in the Revised Framework Agreement;

          "Phase 2" means the conduct of the Phase 2 Feasibility Study and the implementation of the Phase 2 Project;

          "Phase 2 Feasibility Study" shall have the meaning set out in the Revised Framework Agreement;

          "Phase 2 Project" shall have the meaning set out in the Revised Framework Agreement;

          "Products" means that finished zinc concentrates, calcine, zinc metal,
          copper  concentrates,   copper  metal  and  any  related  by-products,
          including tails and sulphuric acid derived from the Project;

          "Project" means the execution of the Feasibility Studies, the rehabilitation, the development of the Kipushi Mine and the Existing Facilities, the construction operation of the Kipushi Concentrator, the Kipushi Metal Plant and the Kipushi Tailings Plant, the development of the Associated Assets (as defined in clause 15.4 of the Joint Venture Agreement) and all related commercial or financial transactions, all such operations and transactions to be carried out in accordance with and subject to the phases and other provisions set out in this Agreement;

          "Project Assets" means the Kipushi Tailings, the Facilities and other related assets necessary or desirable to carry out the Project;

          "Project Decision" means the decision so described in Article 8.3;

          "Relevant Person" means any one or more of AMFI, Zincor and/or the Company;

          "Revised Framework Agreement" means the agreement dated 20 August 1996 between AMFI, Gecamines and Zincor, as amended by a letter dated 22 August 1998 from Gecamines to AMFI and as further amended and/or restated from time to time;

          "Seal" means the common seal of the Company and includes any official seal of the Company;

          "Shareholder Debt Finance" means any Debt Finance advanced to the Company by a Member or any of its Affiliates;

          "Shareholder Instrument" means any share of any class in the capital of the Company (howsoever designated) from time to time (excluding any Shares) or any Debt Finance evidencing indebtedness of the Company to any Member (or an Affiliate thereof);

          "Shares" means in relation to the Company issued ordinary shares of nominal value one US cent (US$0.01) each in the capital of the Company;

          "Sole Expert" means a person appointed to resolve any matter in accordance with clause 29.4 of the Joint Venture Agreement;

          "Special Resolution" means a resolution passed by a majority of not less than three-quarters of such Members or, where the context requires, of a class of Members, as (being entitled to do so) vote in person or by proxy at a General Meeting (or, where the context requires, a class meeting) of which not less than twenty one (21) days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given;

          "Transfer" means any sale, transfer (whether voluntary or otherwise) or other disposition of:

          (a) Shares or rights of Members (or any Affiliate thereof) pursuant to any Shareholder Debt Finance; or

          (b) any interest (legal or equitable) therein, and includes any attempt to sell, transfer or dispose of the same;

          "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telex, telegram, facsimile, cable or other form or writing produced by electronic communication;

          "US$" or "US dollars" means the lawful currency of the United States of America;

          "Year" means a calendar year;

          "Zincor" means Zinc Corporation of South Africa Limited, a company incorporated in the Republic of South Africa (registered no.1967/004375/06) whose registered office is at Plover Street, Struisbult, Springs, Republic of South Africa;

          "Zincor Director" means a director appointed by Zincor or any affiliate thereof; and

          "Zincor Shares" means a maximum of ten thousand (10,000) Shares to be subscribed by Zincor pursuant to clause 4.4(b) of the Joint Venture Agreement.

     (2) Unless the context otherwise requires, an expression, if used in a provision of these Articles that deals with a matter dealt with by a particular provision of the Act, has the same meaning as in that Act but excluding any modification to or re-enactment of the Act not in force at the date of adoption of these Articles.

     (3) Where an ordinary resolution or resolution of the Company is expressed to be required for any purpose, a Special Resolution shall also be effective for such purposes.

     (4) Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

     (5) A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by Members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of Members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

     (6) A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

     (7) Where a word or phrase is not defined herein, but is so defined in the Joint Venture Agreement, the definition of such word or phrase shall be incorporated as the definition for the purposes of these Articles.

     (8) To the extent that any provision of these Articles is inconsistent with any provision of the Joint Venture Agreement, the Joint Venture Agreement shall prevail.

2.   Shares

2.1 The Company's authorised share capital at the date of adoption of these Articles is one million U.S. dollars (US$1,000,000) divided into one hundred million ordinary shares of one U.S. cent (US$0.01) each.

2.2 (1) No bearer Share in the Company may be issued. No registered Share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the Share is for all purposes fully paid and non-assessable.

     (2) Shares in the Company shall be issued for money or, if so determined by resolution of the Directors, for services rendered, personal property, an estate in real property, or promissory note or other binding obligation to contribute money or property or any combination of the aforegoing.

     (3) The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

     (4) A Share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

2.3 (1) Without prejudice to any special rights previously conferred on the holders of any existing Shares, but subject to the Act and to this
          Article 2.3, Article 7 (Alteration of Share Capital) and 8.1 and 8.2 of Article 8 (Restrictions on the Company's Activities):

          (a) the unissued Shares of the Company may be issued (or options or rights over shares granted) by the Directors (and any such Share may be issued with such preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital or otherwise) to such persons and at such times as the Directors may by resolution determine (without limiting or affecting any rights previously conferred on the existing Members or a class of Members), and the amount of consideration shall not be less than the par value of such Shares; and

          (b) Shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles. The
               Company may redeem any such share at a premium subject to the provisions of the Act.

     (2) The Company may, subject to any limitations imposed by the Act, purchase, redeem or otherwise acquire and hold its own Shares but only out of surplus or in exchange for newly issued Shares of equal value.

     (3)  Subject to provisions to the contrary in:

          (a)  the Memorandum or these Articles;

          (b)  the  designations,  powers,  limitations,   preferences,  rights,
               qualifications and restrictions with which the Shares were issued; or

          (c)  the Joint Venture Agreement,

          the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Members whose Shares are to be purchased, redeemed or otherwise acquired.

     (4) No purchase, redemption or other acquisition of Shares shall be made where the Directors determine that immediately after the purchase, redemption or other acquisition the Company will be unable to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will be less than the sum of its total liabilities, other than deferred taxes, as shown in the Company's accounts and, in the absence of fraud, the decision of the Directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

     (5) A determination by the Directors under Article 2.2(2) of this Article 2 is not required where Shares are purchased, redeemed or otherwise acquired:

          (a) pursuant to a right of a Member to have his Shares redeemed or exchanged for money or other property of the Company;

          (b)  by virtue of section 83 of the Act; or

          (c)  pursuant to an order of the court.

     (6) The Company may purchase, redeem or otherwise acquire its Shares at a lower price than the fair value if permitted by, and then only in accordance with the terms of:

          (a)  the Memorandum or these Articles; or

          (b)  the Joint Venture Agreement.

     (7) Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles may be cancelled. Upon the cancellation of the Share, the amount included as capital of the Company with respect to that Share shall be deducted from the capital of the Company.

     (8) The Company may issue fractions of a Share and a fractional Share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

     (9) This Article 2.3 is subject to the restrictions contained in Article 8 (Restrictions on the Company's Activities).

2.4 In respect of a Share or Shares held jointly by several Persons, the Company is not bound to issue more than one certificate and delivery of any such certificate to one of several joint holders is sufficient delivery to all such holders.

2.5 If several Persons are registered as joint holders of any Share, any one of such Persons may give effectual receipts for any dividend payable on such Share.

2.6 Every Member shall (within one month of a written request to the Company), be entitled to a certificate signed by two Directors or two officers or by one Director and one officer of the Company or under the Seal, specifying the Share held by it, the par value thereof and the amount paid up thereon.

2.7 If such certificate is defaced, lost or destroyed, it may be renewed on production of the defaced certificate or on satisfactory proof of its loss together with such indemnity as the Directors may, by resolution, determine.

2.8 Any Member receiving a share certificate for Shares shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of the wrongful or fraudulent use or representation made by any Person by virtue of the possession thereof.

3.   Pro Rata Offer of Shares

3.1 Subject to the provisions of Articles 2.2.3, 2.2.4 of Article 2 (Shares) and Article 9 (Mortgages and changes of Shares and Shareholders' Instruments), if the Board determines that the Company shall offer Shares or Shareholder Instruments for subscription, such offer shall be made by the Company in accordance with Articles 3.4 to 3.8 of this Article 3 to each Member to allot to it (on the same terms in respect of which the issue is proposed to be made to all other Members) a proportion of the Shares or Shareholder Instruments proposed to be issued which is as nearly as practicable equal to the proportion in nominal value held by it of the aggregate of Shares and/or Shareholder Instruments held by him.

3.2 Shares or Shareholder Instruments may be offered on the basis that each Member subscribes for proportions of the Shares or Shareholder Instruments so offered at different times provided that the periods for subscription are in conformity with the Company's capital requirements set out in the financing plan referred to in Article 8.1(c) of Article 8 (Restrictions on the Company's Activities) or in an Operating Plan or Budget.

3.3 The Company shall have the right to make such modifications, exclusions or other arrangements in connection with such offer as is referred to in
     Article 3.1 of this Article 3 as the Board deems necessary or expedient to deal with:

     (a)  Shares,   other  shares  or   Shareholder   Instruments   representing
          fractional entitlements; or

     (b) any legal or practical problems under the laws of, or the requirements of a recognised regulatory body, or a stock exchange in, any territory.

3.4 (a) Save in the case of the Zincor Shares, all new Shares and/or Shareholder Instruments proposed to be issued shall be offered to each Member by a notice sent to each Person (the "Offer Notice") stating:

          (i) the number of Shares proposed to be allocated (the "Offer Shares"), the subscription price therefor (the "Subscription Price"); and

          (ii) where it is proposed that the Company issue Shareholder Instruments to Shareholders, all material terms of such Shareholder Instruments that shall evidence the amount to be so subscribed or advanced (the "Shareholder Instrument Amount"),

          and  in  either  case  the  proposed   times  of   subscription   (the
          "Subscription Times").

     (b) the Offer Notice shall remain open for acceptance for a period of thirty (30) Business Days and will be capable of acceptance in respect of all or part of the Shares or Shareholder Instruments to which it relates on the terms and in the manner described in the Offer Notice (the "Acceptance");

     (c) the Company will, upon receipt of the Subscription Price and/or the Shareholder Instrument Amount, issue and allot the Offer Shares and/or the Shareholder Instrument Amount to the Person(s) so accepting the offer at the Subscription Times, such allotment to occur simultaneously for each such Person(s);

     (d) upon receipt by the Company of a notification that the Offer Notice will not be accepted in full or at all by a Member or the expiry of the thirty (30) Business Day period referred to in Article 3.4(b) of this Article 3 without an Acceptance being received from such Shareholder (as the case may be), the Company shall (within a period of ten (10) Business Days from the date of such receipt and/or expiry (as the case may be)) offer the Offer Shares and/or the Shareholder

          Instruments for which an Acceptance has not been received to the Member(s) who have accepted the Offer Notice pro rata to the Shares then held by such Member, on the terms mutatis mutandis on which the offer was made pursuant to Article 3.4(a) of this Article 3 and, if accepted, may issue and allot such Offer Shares and/or the Shareholder Instruments so accepted to such Persons at the Subscription Time(s);

     (e) upon receipt by the Company of a notification that an offer made pursuant to Article 3.4(d) of this Article 3 will not be accepted by a Member to whom it has been made or the expiry of a period of ten (10) Business Days from the Offer having been made without an Acceptance having been received from such Member to whom it has been made (as the case may be), the Company shall (within a period of ten (10) Business Days from the date of such receipt and/or expiry (as the case may be)) offer such Offer Shares and/or Shareholder Instruments for which Acceptances have not been received to any Member (pro rata to the Shares then held by such Member) which has accepted the offer made pursuant to Article 3.4(d) of this Article 3;

     (f) in the event the Offer Shares and/or Shareholder Instruments are not accepted by such Member in the Company within seven (7) Business Days of the making of an offer pursuant to Article 3.4(e) of this Article 3, the Company shall offer such Offer Shares and/or Shareholder Instruments to such Persons as the Member who has agreed to subscribe the greatest number of Shares and/or Shareholder Instruments under the relevant offer thinks fit, at the price and upon the terms of the original offer and, if accepted, the Company shall issue and allot such Offer Shares and/or Shareholder Instruments so accepted to such Persons at the Subscription Times, provided that such Persons have agreed to be subject to the provisions of this Agreement by execution of a Deed of Undertaking in the form set out in Schedule 4, Part A to the Joint Venture Agreement; and

     (g) in the event the Offer Shares and/or Shareholder Instruments are not accepted by Zincor whilst a Completion Guarantee is outstanding, Zincor shall have the right to negotiate the reduction of the Completion Guarantee (on terms reasonably satisfactory to AMFI) in proportion to the overall reduction by Zincor and AMFI (and their respective Affiliates) of their aggregate beneficial interest in the total number of issued Shares or Shareholder Instruments (as the case may be) by virtue of the operation of Article 3.4(f) of this Article
          3. In such event, Zincor shall repay, or procure the repayment (on a pro rata basis) of any consideration in respect of the giving of the Completion Guarantee in respect of a period extending beyond the date of any such reduction of the Completion Guarantee.

3.5 In the event a Member accepts an offer to subscribe for new Shares and/or Shareholder Instruments pursuant to Article 3.4 of this Article 3 but, not less than forty-five (45) days prior to the relevant Subscription Time, gives notice to the Company and the other Members that it no longer wishes to subscribe for all or part of such Shares and/or Shareholder Instruments it has originally committed to purchase, then:

     (a) if there are only two (2) Members, the other Member may elect to subscribe for the relevant new Shares and/or Shareholder Instruments or offer them to such other Persons as it thinks fit (in which case the appropriate provisions of Articles 3.4(d), 3.4(e), 3.4(f) and 3.4(g) of this Article 3 shall apply); or

     (b) if there are more than two (2) Members, the Company shall re-offer such Offer Shares and/or Shareholder Instruments in the manner specified in Articles 3.4(d), 3.4(e) and 3.4(f) of this Article 3 (save that the periods of thirty (30) Business Days, ten (10) Business Days and seven (7) Business Days shall be replaced by the periods of ten (10) Business Days, five (5) Business Days and three (3) Business Days respectively) but shall exclude from such re-offer the Member (and its Affiliates and nominees) who no longer wish to so subscribe.

3.6 In the event that a Member accepts an offer to subscribe for new Shares and/or Shareholder Instruments pursuant to Article 3.4 of this Article 3 and, without giving notice as referred to in Article 3.5 of this Article 3, does not subscribe for such Offer Shares and/or Shareholder Instruments accepted by it at the relevant Subscription Time (such Member being hereunder referred to as the "Diluting Member"), then:

     (a) if there are only two (2) Members, the other Member may elect to subscribe for the relevant new Shares and/or Shareholder Instruments or offer them to such other Persons as it thinks fit (in which case the appropriate provisions of Articles 3.4(d), 3.4(e), 3.4(f) and 3.4(g) of this Article 3 shall apply); or

     (b) if there are more than two (2) Members, the Company shall re-offer such Offer Shares and/or Shareholder Instruments in the manner specified in Articles 3.4(d), 3.4(e) and 3.4(f) of this Article 3 but subject to such time limits for acceptance and subscription as the Member who has agreed to subscribe the greatest number of Shares and/or Shareholder Instruments under the relevant offer considers reasonably appropriate but shall exclude from such re-offer the Diluting Member (and its Affiliates) who have not so subscribed.

3.7  The Company shall not issue any Shares or Shareholder Instruments except:

     (a) with the sanction of a Board resolution passed by all Directors (in a case to which Article 8.1 of Article 8 (Restrictions on the Company's Activities) applies) or by Directors representing the interests of Members holding at least seventy five per cent. (75%) of the Shares (in a case to which Article 8.2 of Article 8 (Restrictions on the Company's Activities) applies); and

     (b) in accordance with the procedures set out in Articles 3.2 to 3.6 of this Article 3 or otherwise with the prior written approval of all Members.

3.8 Notwithstanding any of the foregoing provisions in this Article 3, if, at any time after Zincor has subscribed for fifty per cent. (50%) of the issued share capital of the Company pursuant to clause 4.4(b) or clause
     4.16 of the Joint Venture Agreement, and a Member's beneficial interest in the Shares has fallen to the Minimum Repayable Carried Interest, no further issue of Shares shall be made and any further funding requirements of the Company will be met by Members providing Shareholder Debt Finance, repayable in the manner provided for in clause 14.5 of the Joint Venture Agreement, unless the Parties otherwise agree in writing.

4.   Transfer of Shares and Shareholder Instruments

4.1 Each Member undertakes that it will not, at any time, make or purport to make any transfer of Shares or Shareholder Instruments except:

     (a) in accordance with these Articles, with clauses 5, 9 or 10 of the Joint Venture Agreement (and, in respect of any Shares or Shareholder Instruments the subject of a Permitted Encumbrance, in accordance with
          Article 9 (Mortgages and charges of Shares and Shareholder Instruments) and the terms of the Permitted Encumbrance); or

     (b)  otherwise with the prior written agreement of the other Members.

     A transfer of Shares shall be approved by the Board and registered by the Company if and only it complies with the provisions of this Article 4.1. A purported Transfer of Shares other than in accordance with the provisions of this Article 4.1 shall be void.

     No share or interest in any Share shall be held by any Shareholder as a bare trustee or nominee for, or sold or disposed of to, any Person unless a Transfer of such Share to such Person would comply with the provisions of this Article 4.1

4.2 (a) A Member wishing to Transfer any Shares (the "Transferor") may Transfer all or part of its Shares to one of its Affiliates or a third party purchaser (the "Transferee") provided that in the case of a Transfer to a third party purchaser, the provisions of Article 4.3 of this Article 4 are observed and, in the case of all Transfers that the Transferor and the Transferee enter into a deed of undertaking in favour of the other Members, in the form set out in Schedule 4, Part B of the Joint Venture Agreement with the effect that:

          (i) the Transferee shall be bound by all the provisions of the Joint Venture Agreement, as if it were an original party thereto and, where the context so permits, as if each reference therein to the Transferor were a reference to the Transferee in place thereof; and

          (ii) if the Transferee is an Affiliate, the Transferor shall be jointly and severally liable with the Transferee in respect of the obligations in the Joint Venture Agreement transferred to such Transferee.

     (b) If, at any time after the Transfer of Shares to an Affiliate pursuant to Article 4.2(a) of this Article 4:

          (i) the Transferee (who for the purposes of this sub-clause shall be known as the "Original Transferee") or any subsequent Transferee (in the case of any subsequent Transfer(s) of such Shares to an Affiliate of the Transferor pursuant to Article 4.2(a) of this
               Article 4) remains a Member but ceases to be an Affiliate of the Transferor (who for the purposes of this sub-clause shall be known as the "Original Transferor") or any subsequent Transferor (in the case of any subsequent Transfer(s) of such Shares to an Affiliate of the Original Transferor pursuant to Article 4.2(a) of this Article 4); or

          (ii) the Original Transferor ceases to have Control of the Affiliate to whom such Shares have been transferred pursuant to clause 10.2(a) of the Joint Venture Agreement and by whom such Shares are then held, the Original Transferor and each subsequent Transferor shall procure that the relevant Shareholder will (and the Shareholder shall), within fourteen (14) Business Days of the date of such cessation, Transfer back all of the Shares then held by it to:

          (i)  the Original Transferor;

          (ii) any subsequent Transferor which remains an Affiliate of the Original Transferor; or

          (iii)an Affiliate of the Original Transferor which has entered into a deed of undertaking pursuant to Article 4.2(a) of this Article 4.

          If the relevant Member fails to Transfer the said Shares within such fourteen (14) Business Day period, then any Director shall be entitled to execute on behalf of the relevant Member, all such documentation as is necessary to give effect to such transfer under this Agreement, the Articles and any applicable law or regulation. For the purpose of ensuring that a Transferee or proposed Transferee is an Affiliate or that no circumstances have arisen whereby a Transferee is obliged to transfer Shares back to a Transferor under Article 4.2(b) of this
          Article 4, the Directors may from time to time require any Member or any Person named as transferee in any transfer lodged for registration to furnish to the Company such information and evidence as the Directors may think fit regarding any matter which they may deem relevant to each purpose.

4.3
     (a) A Member (the "Selling Member") who wishes to Transfer its Shares to a Transferee who is not an Affiliate of the Selling Member shall serve notice on the Company (the "Sale Notice") stating the number of Shares which it proposes to sell (the "Sale Shares"), its asking price for each Share (the "Asking Price") and the identity of a bona fide third party purchaser of the Sale Shares (the "Purchaser"). If the Asking Price is not cash, the Selling Member shall provide an independent appraisal of a cash equivalent value of the Asking Price which shall constitute the Asking Price for the purposes of this clause if the Buying Member(s) (as defined in Article 4.3(c) of this Article 4) so elect.

     (b) The Selling Member may serve a Sale Notice in respect of all or part of its Shares.

     (c) The Sale Notice shall make the Company the agent of the Selling Member for the sale of the Sale Shares to other Members on the following terms, which the

          Company shall notify (the "Notification") to the other Members (the "Buying Member(s)") within seven (7) days of receiving the Sale
          Notice:

          (i) the Asking Price for each Sale Share and full details of the identity of the Purchaser which has offered to buy the Sale Shares at said price;

          (ii) that the Sale Shares are to be sold free from Encumbrances attaching to them;

          (iii) all other material terms of the sale agreed with the Purchaser;

          (iv) that any offer must relate to all of the Sale Shares and must be made within twenty-five (25) Business Days of receipt of the Notification, upon expiry of which period such offer shall become irrevocable (the "Acceptance");

          (v) that the Buying Members must, in addition to agreeing to pay the Asking Price, agree to be bound by all other material terms of the sale agreed with the Purchaser;

          (vi) in the event of a sale by Zincor (or any of its Affiliates) of all Shares beneficially owned by it or them whilst a Completion Guarantee is outstanding and provided that the Buying Member is AMFI or any of its Affiliates, the Acceptance must be made on terms that AMFI shall procure (on terms reasonably satisfactory to Zincor) the unconditional release of Zincor from its obligation to provide or procure the provision of the Completion Guarantee (the "Completion Guarantee Release"). In such event Zincor shall repay, or shall procure the repayment (on a pro rata basis) of any consideration in respect of the giving of the Completion Guarantee which has been paid in respect of a period extending beyond the date of such Completion Guarantee Release provided that:

               (1) in the event that the Completion Guarantee is provided by a third party on behalf of Zincor;

               (2) any consideration paid to, by or on behalf of Zincor, such third party is not refundable; and

               (3) the Completion Guarantee remains in effect notwithstanding the sale by Zincor (or any of its Affiliates) of all its Shares pursuant to Article 4.3(c)(vi),

               Zincor shall cede all its rights and obligations in respect of such Completion Guarantee to AMFI in lieu of repayment (on a pro rata basis) of such consideration; and

          (vii)any offer to buy shall be accompanied by confirmation from a merchant or investment bank or auditing firm of international standing and repute that financial resources adequate to discharge its obligations under this clause are available to the Buying Member(s) (or, in the case of Article

               4.3(c)(vi), to AMFI) and irrevocably allocated to such discharge on terms which, in the view of the Person providing the confirmation, are adequate to ensure that they will be applied for that purpose when required.

     (d) In the event that Acceptances are received in respect of a maximum number exceeding the number of Sale Shares, the Sale Shares shall be allocated to Buying Members who have delivered Acceptances in proportion to the number of Shares held by them at the date of the last such Acceptance.

     (e) Within seven (7) Business Days of any Acceptance, the Company shall notify the Selling Member and the Buying Member(s) of such Acceptance(s) and shall state a place and time, between seven (7) and fourteen (14) Business Days later, on which a sum of money equal to the Asking Price multiplied by the number of Sale Shares sold is to be paid in full to the Selling Member, the Buying Member is to become bound by such material terms as are referred to in Article 4.3(c) of this Article 4, the Completion Guarantee Release is to be delivered (if applicable) and sale and purchase of the Sale Shares is to be completed.

     (f) If the Buying Member(s) does not accept the offer to purchase all of the Sale Shares or if, through any fault of the Buying Member, the purchase of the Sale Shares is not completed in accordance with the terms of Article 4.3(e) of this Article 4, then the following provisions shall apply:

          (i)  the Company shall notify that fact to the Selling Member; and

          (ii) the Selling Member may:

               (1) withdraw the Sale Notice and cancel the Company's authority to sell the Sale Shares by delivering to the Company a written notice to this effect; and

               (2) before the expiration of twenty-five (25) Business Days after receiving the notification referred to in Article 4.3(f)(ii)(1) of this Article 4, elect by notice in writing to the Company to transfer the Sale Shares to the Purchaser at the Asking Price and otherwise on terms not more favourable to the Purchaser than those offered to the Buying Member(s), subject to the conditions that the Purchaser must enter into a deed of undertaking in accordance with Article 4.2(a) of this Article 4 and agree to discharge in full any outstanding obligations of the Selling Member towards the Company or the Buying Member(s).

     (g) If the Selling Member does not transfer the Sale Shares in accordance with the provisions of this Article 4.3 or otherwise in accordance with any provisions of applicable law or regulation to ensure a legally binding transfer, the Board may authorise any Director to Transfer the Sale Shares on the Selling Member's behalf to the Buying Member(s) or the Purchaser (as the case may be) against receipt by the Company of the Asking Price multiplied by the relevant number of Sale Shares. The Company shall hold the monies so received in trust for the

          Selling Member without any obligation to pay interest. The Company's receipt of the Asking Price multiplied by the relevant number of Sale Shares shall be a good discharge to the Buying Member(s) or the Purchaser (as the case may be). The Directors shall then be entitled to authorise registration of the transfer once appropriate transfer tax (if applicable) has been paid. The Selling Member shall surrender its share certificates for the Sale Shares to the Company. On surrender, it shall be entitled to the Asking Price for the Sale Shares.

4.4 The Members shall procure that the Company shall not approve or register any Transfer of any Shares unless:

     (a) the Transferee is an existing member or the Transferor and the Transferee have first entered into a deed of undertaking in favour of the other Members in the form set out in Schedule 4, Part B of the Joint Venture Agreement; and

     (b) all the other conditions contained in this Article 4 have been complied with or it is a Transfer of Shares to which this Article 4 does not apply.

     A  purported  Transfer of Shares not in  accordance  with the terms of this
     Article 4 shall be void.

4.5 Following a Transfer of Shares the Shareholder transferring such Shares shall continue to observe and perform any obligations and liabilities under the Joint Venture Agreement or these Articles:

     (a)  which have accrued prior to the completion of the said Transfer; or

     (b) which survive termination of the Joint Venture Agreement pursuant to clause 2.1.

4.6 A Transfer of Shares, by a permitted mortgagee or chargee (pursuant to clause 6.5 of the Joint Venture Agreement) of a Member pursuant to, or under a power of sale contained in, the terms of the charge or mortgage shall not be subject to the provisions of Article 4.3 of this Article 4 but shall for the avoidance of doubt be subject to the provisions of Article
     4.2 of this Article 4. Any Member charging or mortgaging Shares pursuant to clause 6.5 of the Joint Venture Agreement shall ensure that the mortgagee or chargee undertakes to observe the provisions of Article 4.2 of this
     Article 4.

4.7 The provisions of this Article 4 shall apply mutatis mutandis to any Transfer of Shareholder Instruments provided that if any Member who holds Shareholder Instruments proposes to Transfer any Shares to a third party, such Member must also transfer (and, where applicable, include in its Sale Notice) that proportion of the Shareholder Instruments then held by it (or any of its Affiliates or nominees) as is equal to the proportion which the number of Shares specified in the Sale Notice bears to the total number of Shares then held by it (or any of its Affiliates or nominees).

4.8 Subject to these Articles, a Member may Transfer all or any of its Shares in the form prescribed in this Article 4.9 or in any other form that the Directors approve. The instrument of Transfer of any Share in the Company shall be executed both by the

     Transferor and Transferee, and the Transferor shall be deemed to remain a holder of such Share until the name of the Transferee is entered in the register book in respect thereof.

4.9  Shares in the Company shall be transferred in the following form:

     I, A.B., of                , in consideration  of the sum of
     dollars,  paid to me by C.D.,  of           , do  hereby  transfer  to the
     said  C.D.  the share (or shares) numbered          standing in my name in
     the books of Zincongo Limited, to hold unto the said C.D., his executors, administrators, and assigns, subject to the several conditions on which I held the same at the time of the execution hereof; and I, the said C.D., do hereby agree to take the said share (or shares) subject to the same
     conditions. As witness our hands the        day of

4.10 The instrument of Transfer shall be left for registration at the registered office of the Company, together with such fee (if any) as the Directors require, accompanied by the certificate of the Shares to which it relates and such other information as the Directors properly require to show the right of the Transferor to make the Transfer, and thereupon the Company shall, subject to the powers vested in the Directors by these Articles, register the Transferee as a Member.

4.11 The Directors may refuse to register any Transfer that is not accompanied by the appropriate share certificate, unless the Company has not yet issued the share certificate or is bound to issue a renewal or copy of the share certificate. The Directors may in any case dispense with production of the relevant certificate or certificates.

4.12 The  transfer   books  shall  be  closed  during  the  fourteen  (14)  days immediately preceding the ordinary General Meeting in each Year.

5.   Deemed Transfer of Shares

5.1 The provisions of Article 5.2 of this Article 5 shall apply if a Member (the "Deemed Transferor") or a Person having Control of that Member:

     (a)
          (i) commits a material breach, which breach is capable of remedy but which has (or will have if not remedied) a material adverse effect on the relevant Shareholder's ability to discharge any obligations owed by it as a Shareholder pursuant to the Joint Venture Agreement or these Articles; and

          (ii) fails to remedy such breach within thirty (30) days after the date of a notice from any other Member specifying the nature of the breach and requiring it to be remedied;

     (b) transfers or purports to Transfer any Shares and/or Shareholder Instruments other than in accordance with the Joint Venture Agreement or these Articles;

     (c)  suffers a Change of Control other than through:

          (i) the making of an offer available to all shareholders in the ultimate holding company or in an intermediate holding company where the shares are publicly traded, save to such shareholders where legal restrictions in their country of incorporation or residence prevent such offer being made; or

          (ii) the implementation of a bona fide scheme of arrangement, restructuring or reorganisation approved by a resolution of shareholders in the ultimate holding company or an intermediate holding company where the shares are publicly traded;

     (d)
          (i) institutes any proceeding for its bankruptcy or insolvency or is adjudicated bankrupt or insolvent;

          (ii) makes a composition or arrangement with its creditors or enters into a voluntary arrangement for a composition of its debts or a scheme of arrangement (other than as referred to in Article 5.1(c) of this Article 5);

          (iii)is put into liquidation or administration by the order of a court;

          (iv) passes a resolution putting the Member or the Person having Control of a Member into voluntary liquidation (other than for the purposes of a bona fide scheme of arrangement, restructuring or reorganisation as referred to in Article 5.1(c) of this
               Article 5);

          (v) suffers the appointment of a provisional liquidator, a receiver, a manager or an administrative receiver;

          (vi) is dissolved;

          (vii)has "judicial management" proceedings or actions initiated in respect of it (or equivalent proceedings in the jurisdiction of its incorporation); or

          (viii) has any proceeding or action having similar effect or analogous to any of the foregoing taken or made in any jurisdiction applicable to it;

     (e) in the case of a Member only (but not in the case of Zincor or any Affiliate of Zincor whilst the Completion Guarantee is outstanding or until the Second Payment Date as defined in the Joint Venture Agreement), it (together with any Affiliates or nominees) ceases to own beneficially a number of Shares equivalent to at least ten per cent. (10%) of the Shares then in issue; or

     (f) in the case of Zincor only, fails to make any payment of any Farm In Fee Instalment (as defined in the Joint Venture Agreement) within fourteen (14) days after the date of a notice from AMFI requesting such payment provided that Zincor has not previously delivered written notice to AMFI of its wish not to subscribe for any further Shares pursuant to clause 4.4(b) of the Joint Venture Agreement.

     For the purposes of Article 5.1(d) of this Article 5, a "judicial management" proceeding shall include any proceeding (whether initiated in a court or competent tribunal) whereunder the Member or Person having Control of a Member continues to be substantially managed by its board or other administrative body, whether or not under the supervision of an independent person.

5.2 If any of the events in Article 5.1 of this Article 5 occur, the Members other than the Deemed Transferor or its Affiliates or nominees (hereinafter called the "Other Members") shall (acting unanimously) be entitled (subject to the requirements of any senior lenders to OpCo), at their discretion (and without prejudice to any other right or remedy which the Other Members might have), to treat such circumstance as the deemed service by each of the Deemed Transferor, its Affiliates and nominees of an irrevocable offer to sell the Shares held by it to the Other Members (or as they may direct) at Fair Value and free from Encumbrances (or on such terms with respect to such permitted Encumbrances as are acceptable to the Other Members and the person entitled to the Encumbrance).

5.3
     (a) Within thirty (30) Business Days of the Other Members becoming aware of the occurrence of an event referred to in Article 5.1 of this
          Article 5, the Other Members shall notify the Deemed Transferor in writing, if they wish to exercise rights pursuant to Article 5.2 of this Article 5.

     (b) Immediately following the notification by the Other Members to the Deemed Transferor in accordance with Article 5.3(a) of this Article 5, Fair Value shall be established either by agreement between the Members including the Deemed Transferor (and, in this respect, the Members shall negotiate in good faith with a view to reaching such agreement) or (in default of agreement between the Members within thirty (30) Business Days of such notification) by the Sole Expert in accordance with clause 29 of the Joint Venture Agreement. For the purposes of this Article 5.3 of this Article 5, Fair Value shall be established on the date upon which Fair Value is agreed between the Members or on the date upon which the Sole Expert notifies the Other Members of his determination of Fair Value (as the case may be).

     (c) If, Fair Value having been established, the Other Members wish to purchase the Shares held by the Deemed Transferor, the Other Members shall exercise their rights by notifying the Deemed Transferor accordingly within thirty (30) Business Days of the establishment of Fair Value. If the Other Members do not so notify the Deemed Transferor, the rights of the Other Members in respect of that event (but not in respect of any future event) pursuant to Article 5.2 of this Article 5 shall lapse (but without prejudice to any other rights which the Other Members may have). The sale and purchase of the Shares held by the Deemed Transferor shall be completed within thirty (30) Business Days of the date of receipt by the Deemed Transferor of the Other Members' Notice pursuant to this Article 5.3(c) and the Company shall approve and register such Transfer(s). If, for any reason, the Deemed Transferor fails to execute the requisite stock transfer form and any other documentation which may be necessary or desirable to effect the Transfer to the Other Members (or as they may direct) of the Shares held by the Deemed Transferor, the Board shall authorise one of the

          Other Members to execute such documentation on behalf of the Deemed Transferor, to give a valid receipt for the payment of the purchase price.

     (d) Following a deemed Transfer of Shares, the Deemed Transferor shall continue to observe and perform any obligations and liabilities under the Joint Venture Agreement and these Articles:

          (i) which have accrued prior to the completion of the said deemed Transfer; or

          (ii) which are expressed to survive the said deemed Transfer pursuant to the Joint Venture Agreement or these Articles.

5.4 Where the provisions of this Article 5 deem any Member to have served an irrevocable offer to sell its Shares, such Member shall also be deemed to have served an irrevocable offer to sell all of the Shareholder Instruments (if any) then held by it (or any of its Affiliates or nominees) and the provisions of Article 5.2 and Article 5.3 of this Article 5 shall apply mutatis mutandis to such offer.

6.   Transmission of Shares

6.1 The legal personal representatives of a deceased Member shall be the only Persons recognised by the Company as having any title to his Share. In the case of a Share in the Company registered in the names of two (2) or more holders, the survivors or the legal personal representative of the deceased survivor shall be the only Persons recognised by the Company as having any title to the Shares. Nothing herein contained shall release any Person or estate from any liability in respect of any Share.

6.2 Any Person becoming entitled to a Share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence being produced as may, from time to time, be required by the Company.

6.3 Any Person who has become entitled to a Share in consequence of the death or bankruptcy of any Member may, instead of being registered himself, elect to have some Person to be named by him registered as a Transferee of such Share.

6.4 The Person so becoming entitled shall testify such election by executing to his nominee an instrument of transfer of such Share.

6.5 The instrument of transfer shall be presented to the Company, accompanied with such evidence as the Directors may require to prove the title of the Transferor, and thereupon the Company shall register the Transferee as a Member.

6.6 All the limitations, restrictions and provisions of these Articles relating to the right to transfer, and the registration of transfer of, Shares are applicable to any such notice or transfer as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

6.7 Where the registered holder of a Share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt.

6.8 Where two (2) or more Persons are jointly entitled to any Share in consequence of the death of the registered holder, they shall, for the purpose of these Articles, be deemed to be joint holders of the Share.

7.   Alteration of Share capital

7.1 (1) The Directors may, with the sanction of a Special Resolution of the Company previously given in General Meeting and subject to any procedures required by law, amend the Memorandum to increase or reduce the Company's authorised capital and in connection therewith the Company may in respect of any unissued Shares increase or reduce the number of such Shares, increase or reduce the par value of any issued Shares or effect any combination of the foregoing, such aggregate increase or reduction to be of such amount, and to be divided into Shares or classes of Shares, of such respective amounts, as the Company in General Meeting directs, or, if no direction is given, as the Directors think expedient.

     (2) Any capital raised by the creation of new Shares shall be considered as part of the original capital, and shall be subject to the same provisions as if it had been part of the original capital.

     (3)  The Company may amend the Memorandum to:

          (a) divide the Shares, including issued Shares, of a class or series into a larger number of Shares so that, subject to the provisions of Article 7.3 of this Article 7, the resolution whereby any Share is sub-divided may determine that as between the holders of the different classes of Shares (if any) resulting from such sub-division one or more of the classes of Shares may have such preferred or other special rights over, or may have such qualified or deferred rights or be subject to any such restrictions as compared with, the other class or classes as the Company has power to attach to unissued or new Shares; or

          (b) combine the Shares, including issued Shares, of a class or series into a smaller number of Shares of the same class or series,

          provided however, that where Shares are divided or combined under this Article the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

     (4)  Subject  to the  provisions  of  Articles  7.1(6)  and  7.1(7) of this
          Article 7 the capital of the Company may by resolution of the Directors be reduced by transferring an amount of the capital of the Company to surplus.

     (5) No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding Shares with par value, if any, in the assets of the Company upon liquidation of the Company.

     (6) No reduction of capital shall be effected where the Directors determine that immediately after the reduction the Company will be unable to satisfy its liabilities as they become due in the ordinary course of its business or that the realisable assets of the Company will be less that its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and , in the absence of fraud, the decision of the Directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

     (7) Where the Company reduces its capital in accordance with Articles 7.1(5), 7.1(6) and 7.1(7) of this Article 7 the Company may:

          (a) return to its Members any amount received by the Company upon the issue of any of its Shares;

          (b)  purchase,  redeem or otherwise  acquire it Shares out of capital;
               or

          (c) cancel any capital that is lost or not represented by assets having a realisable value.

     (8) This Article 7.1 is subject to the restrictions contained in Article 8 (Restrictions on the Company's Activities).

7.2 Subject to Article 8 (Restrictions on the Company's Activities), and in addition to Article 2 (Shares) the Company may by resolution:

     (1) consolidate and divide all or any of its authorised share capital into Shares of larger amount than its existing Shares;

     (2) subdivide all or any of its Shares into Shares of smaller amount than is set out in the Memorandum, but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each such Share of a smaller amount is the same as it was in the case of the Share from which the Share of a smaller amount is derived; and

     (3) cancel Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person or have been forfeited, and reduce its authorised share capital by the amount of the Shares so cancelled.

7.3 (1) If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of a Special Resolution passed at a separate meeting of the holders of the shares of that class.

     (2)  The  provisions  of the Act and these  Articles  relating  to  General
          Meetings apply to class meetings so far as they are capable of application and with the necessary modifications to every such class meeting.

     (3) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

7.4 Any capital raised by the creation of new Shares shall be considered as part of the original capital, and shall be subject to the same provisions of these Articles or otherwise, as if it had been part of the original capital.

7.5 Subject to the Act and to Article 8 (Restriction on the Company's Activities), the Company may, by Special Resolution, reduce its share capital, any capital redemption reserve fund or any share premium account.

8.   Restrictions on the Company's Activities

8.1 Save as expressly provided for in the Joint Venture Agreement, for such time as the Shares are beneficially owned in equal amounts by AMFI and Zincor (or Zincor is deemed to own beneficially fifty per cent. (50%) of the Shares), the Company shall not, without the prior written approval of all the Directors entitled to attend and vote at Board meetings:

     (a) approve the documents providing for security of tenure to the Project and implementing the Revised Framework Agreement, the OpCo Joint Venture Agreement, the terms of acquisition of the Project Assets and all associated documentation;

     (b) commission a Feasibility Study or make any material amendment to its scope or cost and the manner in which the proceeds of the issue of Zincor Shares to Zincor are to be applied;

     (c) decide to adopt the Phase 1 Feasibility Study or the Phase 2 Feasibility Study or any related financing plan for the Project (or make any material amendment to such financing plan) provided that if the Board should decide not to adopt either the Phase 1 Feasibility Study or the Phase 2 Feasibility Study on the grounds the forecast financial returns are insufficiently commercial in the light of good mining investment practices, Zincor shall have the right, subject always to the provisions of clause 15 of the Joint Venture Agreement, to proceed with a feasibility study for a larger project than that the subject of the Feasibility Study not adopted to be completed within sixteen (16) months, or such date as agreed by the Members, of the date of such decision;

     (d)  approve or make (as the case may be):

          (i) the principal contracts to which the Company and/or OpCo are party relating to:

               (1)  the refurbishment of the Kipushi Mine;

               (2) off take or marketing agreements in respect of production (save those to which a Member or an Affiliate are party in which case the provisions of clause 13 of the Joint Venture Agreement shall apply); or

               (3) any contract relating to the management of the Kipushi Mine including the Management Agreement (save those to which a Member or an Affiliate are party in which case the provisions of clause 13 of the Joint Venture Agreement shall apply); or

          (ii) the Revised Framework Agreement; or

          (iii)any material modification to any of the above or waiver of rights thereunder or termination thereof;

     (e) make any decision or approve any decision by OpCo to suspend or curtail production from operations or abandon operations, in each case, pursuant to the Project;

     (f) make (or, in the case of OpCo, approve) any change in the Company's or OpCo's constituent documents or capital structure or issue (or, in the case of OpCo, approve the issue of) further Shares or shares or create any options to subscribe for or acquire Shares or shares in each of the Company or OpCo or raise any Shareholder Debt Finance provided that neither this Article 8.1 nor Article 8.2 shall apply to any issue of Shares provided for in:

          (i) a financing plan relating to a Feasibility Study as adopted or amended pursuant to clause 8.1(c) or, if applicable clause 8.2 of the Joint Venture Agreement; or

          (ii) in any Operating Plan or Budget as adopted or amended pursuant to clause 8.1(i) or clause 8.2 of the Joint Venture Agreement; or

          (iii)a schedule of cash calls determined by the Board pursuant to clause 9.1(a) of the Joint Venture Agreement;

          or any incurrence of Shareholder Debt Finance due to the applicability of clause 9.8 of the Joint Venture Agreement;

     (g) incur any indebtedness (or approve the incurrence by OpCo of any indebtedness) not contemplated in the capital construction budget or any Operating Plan or Budget in excess of one hundred thousand United States Dollars (US$100,000) (save, in the case of OpCo, as a result of any immediate threat to the physical safety or well being of its employees) or having a maturity in excess of one year, or issue (or approve the issue by OpCo of) any bond, note or stock (whether secured or unsecured) or the creation of a charge or other security or give (or approve the giving by OpCo of) any guarantee or indemnity to or become (or approve OpCo becoming) surety for any third party;

     (h) make (or approve OpCo making) any arrangement for any joint venture or partnership or for the disposal of the whole or substantially the whole of the assets and undertaking of the Company or OpCo or make (or approve OpCo making) an acquisition by the Company of any part of the issued share capital or of the assets and undertaking of another company;

     (i)
          (i)  approve any Operating Plan or Budget; or

          (ii) make any material amendment of any Operating Plan or Budget or the approval of any material activity or expenditure outside the scope of any Operating Plan or Budget of the Company or OpCo;

     (j) make (or, in the case of OpCo, approve the making of) any material change in the nature of the Business of the Company or OpCo;

     (k) effect (or, in the case of OpCo, approve the effecting of) the merger, disposal or solvent winding up of the Company or OpCo (other than as expressly contemplated by clause 2.2 of the Joint Venture Agreement);

     (l) make (or approve, in the case of OpCo, the making of) any loan not contemplated in the capital and construction budget or any Operating Plan or Budget by the Company or OpCo, other than loans in the ordinary course of its business or not exceeding fifty thousand United States Dollars (US$50,000);

     (m) other than in the ordinary course of business assign, sell or otherwise dispose (or, in the case of OpCo, approve the assignment, sale or disposal by OpCo) in any twelve (12) month period of any asset or related group of assets of the Company (or OpCo, as the case may be) having a net book value in aggregate of one hundred thousand United States Dollars (US$100,000) or more;

     (n)  make (or approve the making by OpCo of) any material change in:

          (i) the accounting policies of the Company or OpCo not required by law, regulation or changes in generally accepted accounting practices; or

          (ii) the Company's or OpCo's auditors, bankers or accounting reference date;

     (o) grant or enter into (or approve the grant or entry into by OpCo of) any licence, agreement or arrangement concerning any part of the name of the Company or OpCo or any of their respective intellectual property rights;

     (p) make (or approve OpCo making) any change of domicile or tax residency of either the Company and/or OpCo;

     (q) appoint any committee of the Board or delegate any of the powers of the Board to any committee;

     (r) settle (or approve OpCo settling) any litigation or arbitration against the Company and/or OpCo involving a payment in excess of fifty thousand United States Dollars (US$50,000).

8.2 In the event Shares cease to be held in equal amounts by AMFI and Zincor (or Zincor ceases to be deemed to own beneficially fifty per cent. (50%) of the Shares) and for such period as two (2) Members (and/or any of their respective Affiliates) each hold in excess of twenty five per cent. (25%) of the Shares then in issue, the Company shall not (save as expressly provided for in these Articles or the Joint Venture Agreement), without the prior written approval of the Directors representing the interests of the Members representing seventy five per cent (75%) of the Shares do any of the things contained in paragraphs (a), (b), (c), (e), (f), (h), (j), (m) and (q) of Article 8.1 of this Article 8 (save that any written approval by a Director appointed Zincor shall only be effective if supported by a written memorandum from Zincor supporting such approval).

8.3 Save as expressly provided for in the Joint Venture Agreement, the decision to adopt and to proceed with the Phase 1 Feasibility Study and/or the Phase 2 Feasibility Study shall be subject to:

     (a) the prior written approval of all the Members who beneficially own at least a Qualifying Threshold of Shares; and

     (b) any other Member who is deemed to own fifty per cent. (50%) of the then issued Shares in accordance with Article 12.2(g) for the sole purpose of appointment of Directors.

9.   Mortgages and charges of Shares and Shareholder Instruments

9.1 Except as expressly permitted by any other Permitted Encumbrance, no Member shall mortgage or charge (such expression shall include a Transfer by way of security) any Shares or Shareholder Instruments or create, agree to create or permit or suffer the creation of any Encumbrance on, over or in respect of any of its Shares. Upon receiving satisfactory evidence thereof, the Company shall give effect to the terms of and any Permitted Encumbrance.

9.2 In the case of the mortgage or charge of Shares or Shareholder Instruments there may be entered into the Share register of the Company at the request of the holder, mortgagee or chargee of such Shares or Shareholder Instruments (as the case may be):

     (a) a statement that the Shares or Shareholders Instruments are mortgaged or charged;

     (b)  the name of the mortgagee or chargee; and

     (c) the date on which the aforesaid particulars are entered in the register of Members or Shareholder Instruments (as the case may be).

9.3 Where particulars of a mortgage or charge are registered, such particulars shall be cancelled with the consent of the named mortgagee or chargee or anyone authorised to act on his behalf.

9.4
     (a) Whilst particulars of a mortgage or charge are registered no Transfer of any Share or Shareholder Instruments comprised therein shall be effected:

          (i) without the prior written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

          (ii) as otherwise provided in this Article 9.4.

     (b) A Transfer of Shares or Shareholder Instruments the subject of a Permitted Encumbrance may be made to or by a permitted mortgagee or chargee in accordance with the terms thereof.

     (c) Any Member charging or mortgaging Shares or Shareholder Instruments pursuant to Article 9.1 of this Article 9 shall ensure that the mortgagee or chargee (if not an existing Member) undertakes to enter into a deed of undertaking in favour of the other Members in the form set out in Schedule 4, Part B of the Joint Venture Agreement prior to becoming a Member.

10.  General Meetings

10.1 The first General Meeting shall be held at such time, not being more than six (6) months after the registration of the Company, and at such place as the Directors may determine.

10.2 Subsequent General Meetings shall be held at such time and in such manner and place as may be prescribed by the Directors or the Company in General Meeting; and if no other time or place is prescribed, a General Meeting shall be held on the first Monday of the month following production of the audited accounts of the Company in every year, at such place as may be determined by the Directors.

10.3 The above mentioned General Meetings shall be called ordinary meetings; all other General Meetings shall be called extraordinary.

10.4 The Directors may, whenever they think fit, and they shall, upon a requisition made in writing by not less than ten per cent. (10%) in number of the Members or not less than ten per cent. (10%) in value of the shareholdings of the Members as a proportion of issued Share capital, convene an extraordinary General Meeting.

10.5 Any requisition made by the Members shall express the object of the meeting proposed to be called, and shall be left at the registered office of the Company.

10.6 Upon the receipt of such requisition the Directors shall forthwith proceed to convene the same within twenty one (21) days from the date of the requisition, provided that if the Directors fail to so convene, the requisitionists, or any other Members amounting to the required number under Article 10.4 of this Article 10, may themselves convene an extraordinary General Meeting.

11.  Proceedings at General Meetings

11.1 (1) Seven (7) days' notice at the least, specifying the place, the day, and the hour of meeting, and, in case of special business, the general nature of such business, shall be given to the Members in manner hereinafter mentioned, or in such other manner, if any, as may be prescribed by the Company in General Meeting; but the non-receipt of such notice by any Member shall not invalidate the proceedings at any General Meeting.

     (2)  A General  Meeting held in  contravention  of Article  11.1(1) of this
          Article 11 is valid:

          (a) if Members holding not less than ninety per cent. (90%) of the total number of Shares entitled to vote on all matters to be considered at the meeting, or ninety per cent. (90%) of the votes of each class or series of Shares where Members are entitled to vote thereon as a class or series together with not less than a ninety per cent. (90%) majority of the remaining votes, have agreed in writing to shorter notice of the meeting; or

          (b) if all Members holding Shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

11.2 If less than twenty one (21) days' notice is given of a Special Resolution, it may be validly passed as a Special Resolution if:

     (a) notice, specifying the intention to propose the resolution as a special resolution has been given to the Members in accordance with
          Article 11.1(1) of this Article 11; and

     (b) the requirements of either Article 11.1(2)(a) or Article 11.1(2)(b) of this Article 11 are satisfied with regard to that notice.

11.3 All business shall be deemed special that is transacted at an extraordinary meeting, and all that is transacted at any ordinary meeting, with the exception of sanctioning a dividend and the consideration of accounts, balance-sheet, and the ordinary report of the Directors.

11.4 No business shall be transacted at any General Meeting, except the declaration of a dividend, unless a quorum of Members is present at the time when the meeting proceeds to business; and such quorum shall be ascertained as follows, that is to say: if the Persons who have taken Shares in the Company at the time of the meeting do not exceed five (5) in number, the quorum shall be two (2), if they exceed five (5) there shall be added to the above quorum one (1) for every five (5) additional Members up to fifty (50) and one (1) for every ten (10) additional Members after fifty
     (50), with this limitation,  that no quorum shall in any case exceed twenty
     (20).

11.5 If within one (1) hour from the time appointed for the meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place; and if, at such adjourned meeting, a quorum is not present, the Member or Members present shall constitute a quorum but no business shall be transacted at any adjourned meeting other than business included in the notice of the first meeting.

11.6 The Chairman, if any, of the Board of Directors shall preside as chairman at every General Meeting of the Company.

11.7 If there is no such Chairman, or if at any meeting he is unwilling to act or he is not present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose some one of their number to be chairman for the purposes of that meeting. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by prescribed form of proxy at the meeting shall preside as chairman, failing which the oldest individual Member or representative of a Member shall preside as Chairman.

11.8 The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.9 When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

11.10 (1) At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

          (a)  by the Chairman;

          (b)  by at least two (2) members present in person or by proxy;

          (c) by a Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

          (d) by a Member or Members holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

     (2)  The demand for a poll may be withdrawn.

     (3)  At any General  Meeting  unless a poll is demanded in accordance  with
          Article 11.10(1) of this Article 11, a declaration by the Chairman that a resolution has been carried, and an entry to that effect in the book of proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution. If the Chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the Chairman shall fail to take a poll then any Member present in person or by proxy who disputes the announcement by the Chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall thereupon cause a poll to be taken.

11.11 (1) If a poll is duly demanded, it shall be taken in such manner and (subject to Article 11.10(2) of this Article 11) either at once or after an interval or adjournment or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded.

     (2) A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith.

11.12 On a poll, every Member shall have one vote for every Share.

11.13 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not have a casting vote in addition to his deliberative vote (if any).

11.14 If any Member is a lunatic or idiot he may vote only by his committee.

11.15 If two (2) or more Persons are jointly entitled to a Share or Shares the Member whose name stands first in the register of Members as one of the holders of such Share or Shares, and no other, shall be entitled to vote, whether in person or by proxy, in respect of the same, but each such Person jointly entitled to a Share or Shares may speak as a Member.

11.16 Votes may be given either personally or by proxy.

11.17 (1) An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered.

     (2) Any such objection shall be referred to the Chairman of the meeting, whose decision shall be final.

     (3) A vote not disallowed pursuant to such an objection shall be valid for all purposes.

11.18 (1) The instrument appointing a proxy shall be in writing, under the hand of the appointer, or if such appointer is a corporation, under their common seal or under the hand of an officer or duly authorised attorney, and shall be attested by one or more witness. A proxy need not be a Member of the Company.

     (2) An instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

     (3) A vote given in accordance with the terms of an instrument of proxy or of a power of attorney shall be valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the Share in respect of which the instrument or power is given, unless notice in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

11.19 The instrument appointing a proxy shall be deposited at the registered office of the Company not less than seventy two (72) hours before the time for holding the meeting at which the Person named in such instrument proposes to vote, but no instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution.

11.20 An instrument appointing a proxy shall be in the following form:

     Zincongo  Limited.  I,             , of                            ,  being
     a Member of Zincongo  Limited,  and  entitled to        vote (or,
     votes),  hereby appoint                   , of                      , as my
     proxy, to vote for me and on my behalf at the ordinary (or extraordinary, as the case may be) General Meeting of Zincongo Limited to be held on the
             day of           , and at any adjournment thereof.

     [This form is to be used in favour of/against the resolution]

     As witness my hand this                               day of              .

     Signed by the said              in the presence of

11.21 An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

11.22 Any Person other than an individual shall be regarded as one Member and subject to Article 11.21 the right of any individual to speak for or represent such Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member.

11.23 Any Person other than an individual which is a Member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the Person which he represents as the Person could exercise if it were an individual Member of the Company provided that any such authority may be revoked by notice in writing served on the Company by the relevant Member.

11.24 The Chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven (7) days of being so requested or the votes case by such proxy or on behalf of such Person shall be disregarded.

11.25 Directors of the Company may attend and speak at any meeting of Members of the Company and at any separate meeting of the holders of any class of shares of the Company.

11.26 An action that may be taken by the Members at a meeting may also be taken by a resolution of Members consented to in writing or by facsimile without the need for any notice, but if any resolution of any Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members.

12.  The Board and Management of the Company

12.1 Subject always to Article 8 (Restrictions on the Company's Activities), the Business of the Company shall be managed by the Board, which may exercise all such powers of the Company as are not, by the memorandum of association of the Company, the Act, the Articles or the Joint Venture Agreement, required to be exercised by the Company in general meeting.

12.2
     (a) The Board shall comprise no more than six (6) Directors who may be represented by their alternates.

     (b) A Member shall, from time to time, have the exclusive right to appoint, remove and replace one (1) Director for each fifteen per cent. (15%) of the then issued Shares which it then beneficially owns. Each fifteen per cent. (15%) ownership interest shall be referred to herein as the "Qualifying Threshold". In calculating the number of Shares which it owns from time to time for the purposes of the Qualifying Threshold, a Member shall be entitled to aggregate its own ownership interest in Shares with Shares beneficially owned by an Affiliate (or a nominee of a Member or an Affiliate). \

     (c)  Each Director shall have one (1) vote on any issue.

     (d) The Directors shall appoint the Chairman from among their number on an annual basis.

     (e)  In the event that:

          (i) the rights to appoint Directors are held equally by AMFI and Zincor (or their respective nominees or Affiliates), each of AMFI and Zincor shall have the right to nominate the Chairman from among its Directors alternately on an annual basis and the Members shall procure that the Directors appointed by them shall support such nomination; and

          (ii) the rights to appoint Directors are not held equally by AMFI and Zincor (or their respective nominees or Affiliates), the Chairman shall be appointed by the vote of a simple majority of the Directors.

     (f) The first Chairman to be appointed shall be a nominee of AMFI. For the avoidance of doubt, the Chairman shall be a Director. The Board shall be authorised to appoint the senior management of the Company as it sees fit.

     (g) Upon Completion, each of Zincor and AMFI shall be deemed to own fifty per cent. (50%) of the then issued Shares of the Company for the sole purpose of appointment of Directors pursuant to this Article 12.2. In the event that Zincor:

          (i) breaches any of its obligations hereunder, including any failure to make a payment of the Farm In Fee Instalment in accordance with clause 4.3 of the Joint Venture Agreement;

          (ii) delivers notice that it does not wish to subscribe for any further Shares pursuant to clause 4.4(b) of the Joint Venture Agreement; or

          (iii) disposes of or ceases to own beneficially any Shares,

          each of Zincor and AMFI shall no longer be deemed to own fifty per cent. (50%) of the then issued Shares and their respective rights to appoint Directors, unless otherwise agreed to in writing by AMFI, shall be in accordance to the actual number of Shares which each of Zincor and AMFI owns at the time of such appointment.

12.3
     (a) Any one Director may convene a meeting of the Board on giving no less than twenty-one (21) days notice to the other Directors, or such shorter period as all Directors agree in writing, such notice to include an agenda for such meeting. The quorum necessary for the transaction of the business of the Board shall be:

          (i) in the event that the Shares are beneficially owned by AMFI and Zincor (or their respective nominees or Affiliates) in equal proportions (or Zincor or AMFI are deemed to own Shares beneficially in equal proportions pursuant to Article 12.2 of this Article 12), two (2) AMFI Directors and two (2) Zincor Directors; and

          (ii) in the event that the Shares are not beneficially owned by AMFI and Zincor (or their respective nominees or Affiliates) in equal proportions, four (4) Directors of which for so long as AMFI or Zincor (as the case may be) has the right to appoint, remove and replace at least one (1) Director pursuant to Article 12.2(b) of this Article 12) there is at least one (1) AMFI Director and one
               (1) Zincor Director.

     (b) Any Director may validly participate in a meeting of the Directors through the medium of conference telephone or similar form of communication equipment, provided that all the Directors participating in the meeting are able to hear and speak to each other throughout the meeting. A Director so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote.

     (c) All business transacted by the Directors in accordance with the foregoing shall be deemed to be validly and effectively transacted at a meeting of the Directors notwithstanding that fewer than two (2) Directors are physically present in the same place provided that decisions taken thereat are confirmed by fax or receipted e-mail within twenty four (24) hours of such a meeting. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting then is.

     (d) If a quorum is not present at the start of a meeting, meetings shall stand adjourned for three (3) Business Days and, if a quorum is not present when the meeting is reconvened, the Directors then present either in person or telephonically as aforesaid shall constitute the quorum provided first that for so long as AMFI or Zincor (as the case may be) has the right to appoint, remove and replace at least one (1) Director pursuant to Article 12.2(b) there is at least one (1) AMFI
          Director and one (1) Zincor Director present and provided further that, if a meeting is so reconvened, no changes to the agenda will be permitted. Under no circumstances will the Board be entitled to transact any business whatsoever if a quorum is not present other than to convene a general meeting.

     (e) Subject to the provisions of this Agreement, the Directors shall establish their own rules for the conduct of their affairs and may establish one or more committees to advise and to assist them and to make recommendations thereto.

12.4 Subject always to Articles 12.3, 8.1 and 8.2, decisions of the Board shall only be made by the affirmative vote of a majority of Directors present at the relevant meeting.

12.5 The Chairman shall not have a second or casting vote at any meeting of the Board.

12.6 Each of the Members shall exercise its powers in relation to the Company, so as to ensure that the Company shall:

     (a) convene and hold a formal quorate meeting of the Board (or a duly appointed committee thereof) at least once every six (6) months;

     (b) unless all the Directors agree otherwise in writing, give to the Directors not less than twenty one (21) clear Business Days' prior written notice of each and any meeting of the Directors (except as provided in Article 12.3) unless all the Directors agree otherwise in writing, accompanied by a written agenda specifying the business of such meeting. A request for agenda items shall be made to each Director by the secretary no less than seven (7) clear Business Days or such other period as all the Directors may agree in writing before the notice convening the meeting is sent to each Director and any item requested to be placed on the agenda by any Director shall be so placed by the secretary. No matter not included as an agenda item shall be discussed at a meeting of the Board unless all Directors present agree;

     (c) procure from time to time the submission at a meeting of the Board held at such times as the Board may determine, for approval by the Board, of an Operating Plan and Budget for each of the Company and OpCo for such period as may be determined by the Board. The Operating Plan and Budget shall include the following to the extent relevant to the period covered:

          (i) an estimate of proposed capital expenditures, indicating the item and type of expenditure, the necessity therefor and the time of such expenditure;

          (ii) an estimate of quantities of ore and tailings mined and ore and tailings treated, the average grades thereof, waste mined, zinc, copper and by-products produced and zinc, copper and by-products sold;

          (iii)an estimate of the revenues and other cash receipts to be received and the operating and other costs to be incurred, and the basis on which such estimates were prepared;

          (iv) an estimate of sources and disposition of funds, loan service amortisation and working capital requirements, including estimated financing requirements and their proposed sources and costs, the estimated timing of such requirements or payments, and the estimated amount and timing of any contributions by Members;

          (v) forecasts of all the above for such period following the period covered by the Operating Plan and Budget as the Board determines and, if reasonably requested by a Member, forecasts of any of the above for periods longer than such applicable period;

          (vi) plans for any proposed hedging strategies;

          (vii)reports   on   historical    health   and   safety   issues   and
               recommendations   for  implementing   safety  plans  to  minimise
               injuries or risk to life; and

          (viii)  comprehensive  plan  of  all  environmental   issues  to  meet
               internationally accepted standards.

12.7 If and whenever a Member and/or its Affiliate (or any nominee of such Member or Affiliate) disposes of or ceases to own beneficially Shares (or, in the case of Zincor, when it is no longer deemed to own fifty per cent. (50%) of the issued Shares of the Company) following which it would no longer be entitled under Article 12.2 Agreement to appoint one or more of the Directors whom it had previously appointed and who remain on the Board, it shall procure as soon as practicable the resignation and removal of such Director(s) from the Board (and in the case of Zincor no longer being deemed to own fifty per cent. (50%) of the issued Shares of the Company, Zincor shall procure as soon as practicable the resignation and removal of such number of Directors from the Board so as to reflects its actual beneficial ownership of Shares). The identity of the Director(s) resigning shall be determined by the Member concerned, but in any event, the Member shall not be entitled, in any proceedings of the Board, to be represented by more than the number of Directors which it would be entitled to appoint under Article 12.2 of this Article 12 at the relevant time having regard to the percentage of the then issued

     Shares held by it or its nominees or Affiliates. As part of such resignation (but not as a condition to its effectiveness), such Member shall procure that each and every such Director who is not contractually entitled (pursuant to a resolution of the Board of Directors or Members) to receive Director's fees or any other form of remuneration or compensation from the Company shall deliver to the Company an executed letter in the form of an instrument enforceable under applicable law against such Director, acknowledging he has no claim outstanding of any nature whatsoever against the Company, whether for Director's fees or compensation for wrongful dismissal or unfair dismissal, or entitlement to any payment for redundancy, or in respect of any other monies or benefits due to him from the Company arising out of such resignation.

12.8 Unless otherwise agreed by the Members, no Director shall be entitled to a fee.

12.9 If the Directors in a meeting of the Board, or the Members at a general meeting, are unable to arrive at a decision on any matter requiring approval pursuant to clauses 4.2, 8.1 or 8.2 of the Joint Venture Agreement, whether by reason of disagreement between themselves or because one or all of the Directors has or have failed or refused to give its or their approval, then a deadlock shall be deemed to have occurred in relation to the matter. The Directors, or the Members, shall meet again no later than fourteen (14) Business Days after the date of the meeting or as soon thereafter as is reasonably practicable to reconsider the issue. If, following that second meeting of the Board or Members (as the case may be), the deadlock remains then no later than ten (10) Business Days following such second meeting the Directors or Members (as the case may be) will refer the resolution of the dispute to their respective chief executive officers or managing directors of each of the relevant Members, being persons of appropriate seniority at group level, such persons being involved in the business of the relevant Member but not involved in the conduct of the Project. If such referrals do not resolve the dispute within thirty (30) days of the date of such reference, each Member may give notice in writing to the other Members that, in its opinion, the deadlock remains and shall identify in writing the deadlock issue ("Deadlock Notice").

12.10 For a period of thirty (30) days following receipt of a Deadlock Notice, the Members shall enter into bona fide negotiations with the intent that the Members shall agree the terms on which a Member shall purchase the Shares of the other Member and its Affiliates.

12.11 If there is a failure by the Members to reach an agreement on expiry of the period of thirty (30) days referred to in Article 12.11 of this Article 12 no decision on the matter shall be taken. In such event, the dispute shall be resolved in the Republic of South Africa in accordance with the laws of the Republic of South Africa provided that the parties may agree to refer the dispute to an arbitration mechanism which is expeditious and cost effective including arbitration pursuant to clause 29 of the Joint Venture Agreement.

12.12 The Members agree that the failure to reach an agreement shall in itself not be a reason for the winding up and liquidation of the Company or OpCo.

12.13 Following service of a Deadlock Notice until such time as the completion of the transfer of Shares pursuant to Article 12.11 of this Article 12 or the resolution of the dispute pursuant to Article 12.12 of this Article 12 (including, if appropriate, any period during which any matter relating to this Article 12 is the subject of proceedings), each Member shall do all things in its power to continue to operate the Company in the ordinary course of its business as it existed at the time at which the Deadlock Notice was served.

12.14 Following a transfer pursuant to this Article, the Member transferring such Shares shall continue to observe and perform any obligations and liabilities:

     (a)  which have accrued prior to the completion of the said transfer; or

     (b) which survive termination of the Joint Venture Agreement pursuant to clause 2.1 of the Joint Venture Agreement.

13. Powers of Directors

13.1 Subject always to Articles 8.1 and 8.2 of Article 8 (Restrictions on the Company's Activities), the Business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company, and may exercise all such powers of the Company as are not by the Memorandum, the Act, or by these Articles, required to be exercised by the Company in General Meeting; subject, nevertheless, to any regulations of these Articles, to the provisions of the Act, and to such requirement, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in General Meeting; but no requirement made by the Company in General Meeting shall prevail if it be inconsistent with these Articles, nor shall such requirement invalidate any prior act of the Directors which would have been valid if such requirement had not been made.

13.2 A Director may hold any other office or place of profit (except that of auditor) under the Company in conjunction with the office of director and on such terms as to remuneration and otherwise as directors or the Company in General Meeting may approve.

13.3 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of the Directors.

14.  Retirement or Disqualification of Directors

14.1 The office of a Director shall be vacated in any of the following events, namely:

     (1)  if he becomes bankrupt;

     (2) subject to the provisions of Article 22 (Contracts with Affiliates), if he is concerned in, or participates in, the profits of any contract with the Company;

     (3)  if he shall become prohibited by the Act from acting as a Director;

     (4) if he shall resign by writing under his hand left at the registered office of the Company or if he shall tender his resignation and the Directors shall resolve to accept the same or if he be removed or replaced by the Member appointing him pursuant to Article 12.2(b);

     (5) if he shall have a receiving order made against him or shall make any arrangement or composition with his creditors generally;

     (6) if an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

     (7)  if he shall be removed  from office  pursuant to Article  14.1 of this
          Article 14, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract or otherwise between him and the Company.

14.2 A vacancy in the Board of Directors shall be filled by the Member who was entitled to appoint the Director who has vacated his office pursuant to
     Article 14.1 of this Article 14, subject always to Article 12.2 of Article 12 (The Board and Management of the Company).

15.  Proceedings of Directors

15.1 Subject to the provisions of these Articles and the provisions of the Joint Venture Agreement, the Directors may regulate their proceedings as they think fit. A Director may, and the secretary at the request of a Director shall, call a meeting of the Directors on giving no less than twenty-one
     (21) days notice to the other Directors, or such shorter period as all Directors agree in writing, such notice to include an agenda for such meeting. Subject to Articles 8.1 and 8.2 of Article 8 (Restrictions on the Company's Activities), questions arising at a meeting shall be decided by a majority of affirmative votes. Each Director shall have one (1) vote.

15.2 At a meeting of Directors, the quorum shall be, (i) whilst the Shares are held equally by AMFI and Zincor (or their respective nominees or Affiliates) or AMFI and Zincor are deemed to hold the Shares beneficially in equal proportions, two (2) Zincor and two (2) AMFI directors and (ii) where the rights to appoint Directors cease to be held equally by AMFI and Zincor (or their respective nominees or Affiliates), four (4) Directors present in person of which there is at least one (1) AMFI Director and one Zincor Director save that any Director may validly participate in a meeting of the Directors through the medium of conference telephone or similar form of communication equipment provided that all the Directors participating in the meeting are able to hear and speak to each other throughout the meeting. A Director so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. All business transacted in such a manner by the Directors shall for the purposes of these Articles be deemed to be validly and effectively transacted at a meeting of the Directors notwithstanding that fewer than two (2) Directors are physically present in the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting then is.

15.3 If a quorum is not present at the start of a meeting, meetings shall stand adjourned for three (3) Business Days and, when reconvened, the Directors then present (either in person or telephonically as aforesaid) shall constitute the quorum provided that: (i) for so long as AMFI or Zincor (a the case may be) has the right to appoint at least one (1) Director, there is at least (1) AMFI Director and one (1) Zincor Director present and that
     (ii) in person or telephonically as aforesaid) shall constitute the quorum provided that, if a meeting is so reconvened, no changes to the agenda will be permitted. Under no circumstances will the Board be entitled to transact any business whatsoever if the quorum is not present other than to convene a general meeting. Board meetings may be held by telephone provided that decisions taken thereat are confirmed by fax or receipted e-mail within twenty four (24) hours of such telephone meeting.

15.4 Subject always to clauses 5.3, 8.1 and 8.2 of the Joint Venture Agreement, decisions of the Board shall only be made by the affirmative vote of a majority of Directors present at the relevant meeting.

15.5 The Chairman shall not have a second or casting vote at any meeting of the Board.

15.6 In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of increasing the number of Directors (if permitted to do so) to a number sufficient to constitute such a quorum or of convening a General Meeting of the Company.

15.7 A Director shall be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote under the provision of
     Article 22 (Contracts with Affiliates).

15.8 A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors and entitled to vote at such meeting or committee shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors; but a resolution signed by an alternate Director need not, subject to clause 10.11 of the Joint Venture Agreement, also be signed by his appointer and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

15.9 Meetings of the Directors (or a duly appointed committee of Directors) shall be held at least every six (6) months.

15.10 No business shall be transacted at any meeting of the Board except for that business specified in the agenda for such meeting unless all Directors present agree.

15.11 A request for agenda items shall be made to each Director by the secretary no less than seven (7) clear Business Days or such other period as all the Directors may agree in writing before the notice convening the meeting is sent to each Director and any item requested to be placed on the agenda by any Director shall be so placed by the secretary.

15.12 There shall be submitted to the Directors for their approval at the meeting of the Directors to be held at such times as the Board may determine, an Operating Plan and Budget (both complying in all respects with the provisions of the Joint Venture Agreement) in respect of each of the Company and OpCo for or such period as may be determined by the Board.

15.13 The Directors shall appoint a Chairman of their meetings from among their number in accordance with Article 12.2 (The Board and the Management of the Company). If no such Chairman is appointed, or if at any meeting the Chairman is not present at the time appointed for holding the same, the Directors present shall choose some one of their number to be the chairman for the purposes of that meeting.

15.14 The Directors may delegate any of their powers to any Director or committee of Directors as they think fit; any committee so formed shall, in the exercise of the powers so delegated, be subject to the provisions of the Joint Venture Agreement, conform to any regulations that may be imposed on them by the Directors and be limited to the powers properly exercisable by the Directors under the Act, the Joint Venture Agreement and these Articles.

15.15 Subject always to Articles 8.1, 8.2 of Article 8 (Restrictions on the Company's Activities) and 22 (Contracts with Affiliates) (but notwithstanding the provisions of Article 13.1 of Article 13 (Powers of Directors)) the Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes including, for the avoidance of doubt, to act as manager of the Company to carry on the Business of the Company on behalf of the Directors, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

15.16 A committee may elect a chairman of their meetings; if no such chairman is elected, or if he is not present at the time appointed for holding the same, the members present shall choose one of their number to be chairman of such meeting.

15.17 A committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present.

15.18 All acts done by any meeting of the Directors, or of a committee of Directors, or by any Person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Directors or Persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

16.  Dividends

16.1 The Directors may declare a dividend to be paid to the Members in proportion to their Shares.

16.2 No dividend shall be declared and payable except out of surplus (as that term is defined under the Act).

16.3 The full amount of any cash received from OpCo and/or Gecamines during the term of the Joint Venture Agreement shall be :

     (a)  applied  in  the  provision  of  working   capital  or  other  capital
          requirements as determined by the Board from time to time;

     (b)  applied by the repaying of  Shareholder  Debt Finance;  and

     (c) to the maximum extent possible and subject to compliance with applicable law, passed on to the Members in the manner which will ensure the passing on of the funds as quickly as possible.

16.4 The full amount of any Free Cash Flow arising or accumulated from the business of OpCo during the term of the Joint Venture Agreement shall be applied in:

     (a) the establishment of a legal reserve, to the extent required by GDRC law;

     (b) the provision of working capital or other capital requirements as determined by the directors of OpCo from time to time; and

     (c) subject to compliance with senior lender requirements, in servicing and repaying loans from the Company to OpCo, subject to any dividend requirements negotiated with Gecamines.

16.5 Any surplus Free Cash Flow shall, to the maximum extent possible and subject to compliance with law in the GDRC, be passed onto the Company and Gecamines in the manner which will ensure the passing on of the funds as quickly as possible.

16.6 Notice of any dividend that may have been declared shall be given to each Member in the manner in which notices are hereinafter directed to be served; and all dividends unclaimed for three Years, after having been declared, may be forfeited by the Directors for the benefit of the Company.

16.7 No dividends shall bear interest as against the Company.

16.8 No dividend shall be declared and paid where the Directors determine immediately after the payment of the dividend the Company will be unable to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the Directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved.

16.9 Any General Meeting declaring a dividend may, by Special Resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up Shares in, or debentures of, any other corporation, and the Directors shall give effect to such a resolution.

16.10 Any one (1) or two (2) or more joint holders may give effectual receipts for any dividends interest or other money payable in respect of the Shares held by them as joint holders.

16.11 In computing the surplus for the purpose of resolving to declare and pay a dividend, the Directors may include in their computation the net unrealised appreciation of the assets of the Company.

16.12 The Directors may from time to time pay to the members such interim dividend as appears to the Directors to be justified by the surplus of the Company.

16.13 Subject to the rights of holders of Shares entitled to special rights as to dividends, all dividends shall be declared and paid according to the par value of the Shares in issue, excluding those Shares which are held by the Company as Treasury Shares at the date of declaration of the dividend.

17.  Information

17.1 The Company shall:

     (a) at all times to the extent permitted by law keep true, accurate and up to date books and records of all the affairs of the Company in U.S. dollars using International Accounting Standards and accounting policies agreed, from time to time, by the Board but which shall, nonetheless, be on an accruals basis and shall otherwise be adequate to provide the information necessary for the filing of tax returns by the Members and the Company and for the satisfaction of each Party's financial and Stock Exchange reporting obligations and (to the extent permitted by GDRC law) shall procure that OpCo does the same;

     (b) during normal working hours and upon reasonable notice, grant (and procure OpCo shall likewise grant) to a reasonable number of the duly authorised representatives of any Party to the Joint Venture
          Agreement, full and complete access (including copying facilities where applicable) to the books, records, accounts, documents and premises of the Company or, in the case of OpCo, OpCo;

     (c) supply, to each Director, such information relating to the Company and OpCo as such Director may, from time to time, request; and

     (d) (without prejudice to the generality of the foregoing) keep the Directors fully and promptly informed as to all material developments regarding the Company's or OpCo's financial, fiscal and business affairs (including any unexpected occurrence that will, or is likely to, materially affect the development, construction or operation of the Project Assets, the Project or the Company) and promptly notify the Directors of (i) any significant litigation, criminal proceedings or arbitration (whether threatened or commenced) affecting or likely to affect the Company or OpCo, (ii) any actual or anticipated aggregate expenditures by the Project during a period covered by an Operating Plan and Budget that exceed the aggregate budgeted expenditures by five per cent. (5%) or more and (iii) any anticipated material deviations from the estimates set out in the relevant Operating Plan and Budget of the funds required or generated by the Project in the course of the period covered by the Operating Plan and Budget.

17.2 Without prejudice to Article 17.1 of this Article 17, the Company, at its own cost, shall prepare and send (in the case of Articles 17.2(b) and (c) of this Article 17) or give notice (in the case of Article 17.2(d) of this
     Article 17) to the Directors, the Members and, in the case of Article 17.2(a) of this Article 17, to such Persons who may be entitled by law or regulation to the same:

     (a)  as soon as is practicable  but, in any event,  not later than eighteen
          (18) days after the end of each month, a summary of construction or operations, as the case may be, of the Project conducted during such month, together with a profit and loss account, statement of source and application of funds and balance sheets showing actual expenditure to date against the applicable Operating Plan and Budget and latest estimates to (i) First Commercial Production or, (ii) if later, completion of the Project as envisaged in any financing arrangements relating to the Project or (iii) upon occurrence of First Commercial Production and completion of the Project as aforesaid, the end of the Financial Year (as the case may be) and until termination of applicable construction agreements, construction reports showing physical progress to date against the applicable construction plan and estimates of time to First Commercial Production or, if later, completion of the Project as envisaged in any financial arrangements relating to the Project as well as such pertinent financial or other information as may be reasonably requested from time to time by the Directors or any Member;

     (b) not later than two (2) months following the end of each Financial Year, details of the production and inventory, operating costs and capital costs for that year with comparisons to budget and a quantitative report on any material operational developments during such Financial Year including any technical problems, interruptions in operations and any material disputes with GDRC or its instrumentalities;

     (c) within four (4) months from the end of each Financial Year, audited accounts of the Company and OpCo for the preceding Financial Year certified by the Auditors as representing a true and fair view (or such other view as the Auditors or the auditors of OpCo (as the case may be) are able to express) of the Company's and OpCo's respective financial positions. Any Director, Member or Persons who may be entitled by applicable law or regulation to review the audited accounts of the Company or OpCo shall be permitted to discuss the same with the Auditors and shall also be entitled to discuss with the Auditors (and request copies of) the Auditors' working papers to the extent the Company or OpCo is permitted to do so. Any Director or Member shall be provided by the Company or OpCo with any tax return on request;

     (d) promptly upon becoming aware of the same, notice of any event of default or repayment event relating to it under any document evidencing indebtedness of the Company or OpCo (or of any event which, with the giving of notice, lapse of time or both or upon satisfaction of applicable condition(s) would be such an event) and of any action taken or proposed to be taken by it in connection therewith;

     (e) promptly upon becoming aware of the same, of any litigation or administrative or arbitration proceeding (whether commenced, pending or threatened) before any competent authorities (including any material disputes with GDRC or any instrumentality or political sub-division thereof) which has or is reasonably likely to have a Material Adverse Effect or adversely affects the ability of either of the Company or OpCo to perform its obligations under the Act or the Joint Venture Agreement, or to repay or service any indebtedness incurred by it when due.

17.3 A balance sheet shall be made out in every Year, and laid before the Company in General Meeting, and such balance sheet shall contain a summary of the property and liabilities of the Company.

17.4 A printed copy of such balance sheet shall, seven days previously to such meeting, be served on every Member in the manner in which notices are hereinafter directed to be served.

18.  Audit

18.1 Once at the least in every Year the accounts of the Company shall be examined, and the correctness of the balance sheet ascertained by one or more auditor or auditors, being a firm of chartered accountants of international standing.

18.2 The first auditors shall be appointed by the Directors; subsequent auditors shall be appointed by the Company at their ordinary General Meeting.

18.3 If one auditor only is appointed, all the provisions herein contained relating to auditors shall apply to him.

18.4 The auditors may be Members of the Company, but no Person is eligible as an auditor who is interested, otherwise than as a Member, in any transaction of the Company; and no Director or other officer of the Company is eligible during his continuance in office.

18.5 The remuneration of the first auditors shall be fixed by the Directors: that of subsequent auditors shall be fixed by the Company at their ordinary General Meeting.

18.6 Any auditor shall be re-eligible on his quitting office.

18.7 If any casual vacancy occurs in the office of any auditor appointed by the Company, the Directors shall forthwith call an extraordinary General Meeting for the purpose of supplying the same.

18.8 If no election of auditors is made in the manner as aforesaid the Directors may, on the application of a Member of the Company, appoint an auditor for the current year, and fix the remuneration to be paid to him by the Company for his services.

18.9 Every auditor shall be supplied with a copy of the balance sheet by the Company, and it shall be his duty to examine the same with the accounts and vouchers relating thereto.

18.10 Every auditor shall have a list delivered to him of all books kept by the Company, and shall at all reasonable times have access to the books and accounts of the Company; he may, at the expense of the Company, employ accountants or other Persons to assist him in investigating such accounts, and he may, in relation to such accounts, examine the Directors or any other officer of the Company.

18.11 The auditors shall make a report to the Members upon the balance sheet and accounts, and in every such report they shall state whether, in their opinion, the balance sheet is a full and fair balance sheet, properly drawn up so as to exhibit a true and correct view of the state of the Company's affairs, and in case they have called for explanations or information from the Directors, whether such explanations or information have been given by the Directors, and whether they have been satisfactory: and such report shall annexed to the accounts on which the auditors report and read, together with the report of the Directors, at the ordinary General Meeting.

18.12 The auditors shall be entitled to receive notice of, and to attend any meeting of Members at which the Company's balance sheet and accounts are to be presented.

19.  Notices

19.1 A notice may be served by the Company upon any Member either personally or by first class post pre-paid recorded delivery (or air mail if overseas) or by fax at his address set out in the register of Members or another address specified by that Member by written notice to the Company.

19.2 In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

     (a)  if  delivered  personally,  when left at the  address  referred  to in
          Article 19.1 of this Article 19;

     (b)  if sent by air mail, fourteen (14) days after posting it; and

     (c)  if sent by fax, on completion of its transmission.

19.3 All notices directed to be given to the Members shall, with respect to any Share to which Persons are jointly entitled, be given to whichever of such Persons is named first in the register of Members; and notice so given shall be sufficient notice to all the holders of such Share.

20.  Secretary

     A secretary of the Company shall be appointed and hold office on such terms and conditions, as to remuneration and otherwise, as the Directors determine.

21.  Seal

21.1 The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the registered office of the Company or at such other place as the Directors determine.

21.2 The Seal shall be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal, and every document to which the Seal is affixed shall be signed by a Director and be countersigned by another Director, a secretary or another Person appointed by the Directors to countersign that document or a class of documents in which that document is included. The Directors may provide for a facsimile of the common seal and approve the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the seal had been affixed to such instrument and the same had been signed as hereinafter described.

22.  Contracts with Affiliates

22.1 Each Member and each of the Directors shall (in its capacity as a Member and/or in his capacity as a Director) not be entitled to vote at any meeting of the Company or the Directors convened and held in connection with:

     (1) the approval by the Company of any matter, action, agreement or arrangement in or to which (as applicable) the Member (or, as appropriate the Member appointing such Director) (the "Contracting
          Member") or any of its Affiliates (the "Affiliate Member") is an interested party including, for the avoidance of doubt, the Marketing and Sales Agreement; and

     (2) any revision or amendment to, or waiver of any rights under or pursuant to, a matter, an action, an agreement or an arrangement of the type referred to in Article 22.1(1).

22.2 Each Member shall (and shall procure that each Director appointed by it shall) disclose the relevant interest, in writing, before any such meeting to the other Members, the Company and/or to the Directors (as the case may be).

22.3 Any  Contracting   Member  or  Affiliate  Member  shall  procure  that  the
     Director(s) appointed by them will at the next Directors' meeting following disclosure of a relevant interest under Article 22.2:

     (1) identify whether or not, in such Contracting Member's or Affiliate Member's opinion, such contract is on Arms' Length Terms; and

     (2)  refrain from voting on a resolution concerning such contract.

22.4 If the Directors determine that such contract is not on Arms' Length Terms, the Member(s) (other than the Affiliate Member(s) and the Contracting Member(s)) shall procure that the notice is given to such Affiliate Member or Contracting Member of the terms the Directors consider to be Arms' Length Terms.

22.5 Upon receipt of the Directors' notice, the Contracting Member or Affiliate Member shall procure that the Contracting Member concerned or the Affiliate
     Member:

     (1)  terminates the agreement; or

     (2)  renegotiates   the  agreement  using  the  terms   determined  by  the
          Directors; or

     (3) if the Affiliate Member or Contracting Member disagrees with the terms so considered by the Directors to be Arms' Length Terms, refer the matter to a Sole Expert in accordance with clause 29 of the Joint Venture Agreement (which clause 29 shall be incorporated in these Articles mutatis mutandis) for a determination of what are Arms' Length Terms in the particular circumstances.

22.6 Upon receipt of the Sole Expert's determination, the Affiliate Member or Contracting Member may renegotiate the agreement to embody those terms determined by the Sole Expert to be Arms' Length Terms or terminate the agreement (if conditionally entered into).

23.  Inspection of Records

23.1 The Directors shall cause the following corporate records to be kept:

     (1)  minutes  of  all  meetings  of  Directors,   Members,   committees  of
          Directors, committees of officers and committees of Members;

     (2)  copies  of  all  resolutions  consented  to  by  Directors,   Members,
          committees of Directors, committees of officers and committees of Members; and

     (3) such other accounts and records as the Directors by resolution consider necessary or desirable in order to reflect the financial position of the Company.

23.2 The records and minutes required by Article 23.1 of this Article 23 shall be kept at the registered office of the Company or at such other place as the Directors determine, and shall be open to the inspection of the Directors at all times.

23.3 Subject to the Act, the Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members other than Directors, and a Member other than a Director shall not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by a resolution of the Company.

24.  Capitalisation of Profits

24.1 Subject to Article 24.2 of this Article 24, the Company may resolve:

     (1) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

     (2)  to apply the sum, in any of the ways mentioned in Article 24.3 of this
          Article 24 for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

24.2 The Company shall not pass a resolution under Article 24.1 of this Article 24 unless it has been recommended by the Directors.

24.3 The ways in which a sum may be applied  for the  benefit  of members  under
     Article 24.1 of this Article 24 shall be:

     (1)  in paying up any amounts unpaid on Shares held by Members;

     (2) in paying up in full unissued Shares of debentures to be issued to Members as fully paid; or

     (3)  partly  under  paragraph  (1) and partly under  paragraph  (2) of this
          Article 24.3.

24.4 Subject to Article 24.2 of this Article 24, the Directors shall do all things necessary to give effect to a resolution made pursuant to Article
     24.1 of this Article 24 and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may

     (1) issue fractional certificates or make cash payments in cases where Shares or debentures become issuable in fractions; and

     (2) authorise any Person to make, on behalf of the members entitled to any further Shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further Shares or debentures or for the paying up by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised;

     and any agreement made under an authority referred to in Paragraph (2) of this Article 24.4 shall be effective and binding on all the members concerned.

25.  Winding Up

25.1 If the Company is wound up, the liquidator may, with the sanction of a Special Resolution, divide among the Members in specie or in kind the whole or any part of the property of the Company and may for that purpose set such value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members. But this Article 25.1 shall not add to or detract from the rights of the holders of shares issued upon special terms and conditions.

25.2 The liquidator may, with the sanction of a Special Resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories, as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

26.  Indemnity

26.1 Subject to the Act and any other statute for the time being in force and the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person who:

     (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a Director, an officer, an auditor or a liquidator of the Company; or

     (b) is or was, at the request of the Company, serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

26.2 The Company may only indemnify a Person if the Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Person has not reasonable cause to believe that his conduct was unlawful.

26.3 The decision of the Directors as to whether the Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the Person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

26.4 The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Person did not act honestly and in good faith and with a view to the best interests of the Company or that the Person had reasonable cause to believe that his conduct was unlawful.

26.5 If a person to be indemnified has been successful in defence of any proceedings referred to in this Article the Person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the Person in connection with the proceedings.

26.6 The Company may purchase and maintain insurance in relation to any Person who is or was a Director, an officer or auditor or a liquidator of the Company, or who at the request of the Company is or was serving as a Director, an officer or a liquidator of or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the Person and incurred by the Person in that capacity, whether or not the Company has or would have had the power to indemnify the Person against the liability under
     Article 26.1 of this Article 26.

27.  Borrowing Powers

     Subject to Article 8 (Restrictions on the Company's Activities) and without limiting the generality of Article 13.1 of Article 13 (Powers of Directors), the Directors may exercise the power of the Company to borrow money, to charge any property or business of the

     Company, provided that the Directors shall ensure that no proceeds of any debt and no collateral securing such debt is held in the US or Canada, and that the lender of such debt is not (and does not assign or transfer the loan to a lender who is) organised, licensed or carrying on business in the US or Canada.

28.  Weighted Voting

28.1 For as long as it (together with its Affiliates) holds Shares in the Company, each Member shall have such number of votes as exceeds by one vote the number of votes required to be cast whether on a show of hands or a poll or a resolution in writing:

     (1) to pass a resolution for the appointment as a Director of itself or any other person as a nominee for him or her;

     (2) to defeat a proposal for a resolution for the removal from office as a Director of itself or any other person as a nominee of itself who holds this position in conformity with Article 12 (The Board and Management of the Company); or

     (3) to defeat a proposal for a resolution for the deletion or alteration of any provision of the Memorandum or these Articles.

                                   SCHEDULE 3
                                   FAIR VALUE

For the purposes of this Agreement, Fair Value, in respect of any Shares to be transferred, shall be determined by the Parties or, in default of agreement, by a Sole Expert who shall be instructed to value the Company:

(a) if the Company and OpCo are still carrying on their respective businesses as a going concern, on the assumption that they will continue to do so, and

(b) on the basis of a sale between a willing vendor and a willing purchaser at the relevant time with no account being taken as to whether or not the Shares being sold constitute a minority interest.

In determining Fair Value, the Sole Expert shall be directed to take full account of:

(a) the detrimental or adverse effects on the value of the Company as a result of the circumstances which have arisen as described in Clause 11.1 of this Agreement;

(b) the internal rate of return of the Company assumed for the purposes of the Feasibility Studies;

(c) the discounted cash flows of the Company assumed for the purposes of the Feasibility Studies;

(d) valuations of holding companies comparable to the Company which have beneficial interests in assets in Southern Africa similar to the Project Assets; and

(e) the existing and expected future political and commercial situation in the Democratic Republic of Congo at the time of determining Fair Value, and the impact of such circumstances on the viability of the Project, expected cash flows and discount rates.

Whilst Fair Value may be zero (0), it shall never be negative.

                                   SCHEDULE 4

                                     Part A
                            The Undertaking on Issue

THIS UNDERTAKING is made on the [ ] day of [ ].

BETWEEN

(1) ZINCONGO LIMITED, a company incorporated in the British Virgin Islands (registered no. 479623) whose registered office is at LWB Company Limited, Barkers Chambers, Road Town, Tortola, British Virgin Islands (the "Company"); and

(2) [ ], a company incorporated in [ ] (registered no. [ ]) whose registered office is at [ ] ("the Subscriber").

WHEREAS:

(A) America Mineral Fields International Limited ("AMFI"), Zincor Resources Limited ("Zincor") and the Company entered into a joint venture agreement (the "Agreement") dated o.

(B) Pursuant to the Agreement, AMFI and Zincor became shareholders in the Company, a company incorporated under the laws of the British Virgin Islands for the purpose of holding shares in an incorporated joint venture company which will, in turn, own, finance, develop, construct and operate the Project.

(C) The Company proposes to issue such new Shares to the Subscriber as are more particularly identified in the agreement between the Company and the Subscriber dated [ ] (the "Vesting Agreement") to the Transferee.

(D) The Company wishes the Subscriber to enter into an undertaking in favour of the other Shareholders with the effect that the Subscriber shall be bound by all the provisions of the Agreement as if it were an original Shareholder.

NOW IT IS HEREBY AGREED as follows:

1. Subject always to Clause 2, the Subscriber undertakes to the Company and the other Shareholders on and with effect from the execution of this Undertaking to perform the obligations and assume the liabilities of a Shareholder under or in connection with the Agreement as they are attributable to the period after the date of execution of this Undertaking in all respects as if the Subscriber had been named as an original Shareholder.

2. In assuming the obligations and liabilities of a Shareholder pursuant to this Undertaking, the Subscriber shall not assume any liability to the Company whether by way of damages, indemnity or otherwise in respect of any act or omission done or omitted to be done on or at any time prior to execution of the Vesting Agreement on the part of any other Shareholder under or in respect of the Agreement.

3. This Undertaking shall be governed by and construed in accordance with the laws of the Republic of South Africa. In the event of any dispute between the parties in relation to any matter herein contained, the provisions of Clauses 28, 29.1, 29.2 and 29.3 of the Agreement shall apply.

4. Words and expressions defined in the Agreement shall, unless defined herein or if the context otherwise requires, have the same meanings in this Undertaking.

5. This Undertaking may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.

IN WITNESS whereof this Undertaking has been duly executed and delivered on the date first above written.

Signed by for and on behalf of                                )
ZINCONGO LIMITED                                              )
in the presence of:                                           )




Signed by for and on behalf of                                )
[                                                             )
                              ]                               )
 in the presence of:                                          )

                           The Undertaking on Transfer

THIS UNDERTAKING is made on the [ ] day of [ ].

BETWEEN

(1) ZINCONGO LIMITED, a company incorporated in the British Virgin Islands (registered no. 479623) whose registered office is at LWB Company Limited, Barkers Chambers, Road Town, Tortola, British Virgin Islands (the "Company");

(2) [ ], a company incorporated in [ ] (registered no. [ ]) whose registered office is at [ ] (the "Transferor"); and

(3) [ ], a company incorporated in [ ] (registered no. [ ]) whose registered office is at [ ] (the "Transferee").

WHEREAS:

(A) America Mineral Fields International Limited ("AMFI"), Zinc Corporation of South Africa Limited ("Zincor") and the Company entered into a joint venture agreement (the "Agreement") dated o .

(B) Pursuant to the Agreement, AMFI and Zincor became shareholders in the Company, a company incorporated under the laws of the British Virgin Islands for the purpose of holding shares in an incorporated joint venture company which will, in turn, own, finance, develop, construct and operate the Project.

(C) The Transferor wishes to transfer such Shares in the Company as are more particularly identified in the agreement between the Transferor and Transferee dated [ ] (the "Vesting Agreement") to the Transferee.

(D) The Transferor and the Transferee wish to enter into an Undertaking in favour of the other Shareholders with the effect that the Transferee shall be bound by all the provisions of the Agreement as if it were an original Shareholder.

NOW IT IS HEREBY AGREED as follows:

1. Subject always to Clause 2, the Transferee undertakes to the Company and the other Shareholders on and with effect from the execution of the Vesting Agreement to perform the obligations and assume the liabilities of the Transferor under or in connection with the Agreement as they are attributable to the period after the date of execution of the Vesting Agreement in all respects as if the Transferee had been named as a party thereto in place of the Transferor.

2. In assuming the obligations and liabilities of the Transferor pursuant to this Undertaking, the Transferee shall not assume any liability to the Company whether by way of damages, indemnity or otherwise in respect of any act or omission done or omitted to be done on or at any time prior to execution of the Vesting Agreement on the part of the Transferor under or in respect of the Agreement.

3. This Undertaking shall be governed by and construed in accordance with the laws of the Republic South Africa. In the event of any dispute between the parties in relation to any matter herein contained, the provisions of Clauses 28, 29.1, 29.2 and 29.3 of the Agreement shall apply.

4. Words and expressions defined in the Agreement shall, unless defined herein or if the context otherwise requires, have the same meanings in this Undertaking.

5. This Undertaking may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.

IN WITNESS whereof this Undertaking has been duly executed and delivered on the date first above written.

Signed by for and on behalf of                                )
ZINCONGO LIMITED                                              )
in the presence of:                                           )


Signed by for and on behalf of                                )
[                                                             )
                              ]                               )
in the presence of:-                                          )


Signed by for and on behalf of                                )
 [                                                            )
                              ]                               )
in the presence of:                                           )

                                   SCHEDULE 5
         DESCRIPTIONS OF THE KIPUSHI MINE AND THE KIPUSHI TAILINGS AREA

Project Overview

The Kipushi mine is located in the Democratic Republic of Congo on the Zambian border 30km south-west of Lubumbashi.

Kipushi was once one of the world's major copper/zinc producers, but was forced to cease production in 1993 because of a lack of foreign exchange and operating supplies. Today, the underground mine remains in excellent condition, but the above-ground infrastructure requires total rehabilitation.

History

The mine was originally named the King Leopold Mine when the border between Democratic Republic of Congo - then Belgian Congo - and Zambia was established in 1894 along the watershed between the Zaire and Zambezi rivers, which effectively cut the copper-belt into two parts. Union Miniere of Belgium started production at the King Leopold mine in 1925, and ran the mine on an uninterrupted basis for 42 years. In 1967, with the formation of the state owned mining company Gecamines, Kipushi was nationalised. Production continued under Gecamines until 1993, when, due to a lack of foreign exchange to purchase supplies and spares, the mine was put on a care and maintenance program.

According to a 1996 report on Kipushi produced for AMFI by Watts Griffis and McOuat Limited, the operation has mined and processed 60 million tonnes of ore at grades of over 6% copper and 11% zinc from areas between surface and a depth of 1,200 metres. Annual production reached 1.5 million tonnes in the mid-1980s and then went into decline because of the lack of spare parts and operating supplies.

Geology

Kipushi is centred on a hydrothermal polymetallic vein deposit and is clearly associated with a set of intersecting faults estimated to be some 600-650 million years old. This makes the deposit distinct from the stratiform copper/cobalt deposits that predominate on the Congolese/Zambian Copper belt. The Kipushi deposit is located on the north limb of an anticline structure in close association with the fault zone cutting dolomitic rocks belonging to the Kundelugan system. It comprises a zone of stringer, massive and semi-massive sulfides about 600 m long and 15m to 75m wide, striking in a northeasterly direction and dipping about 70(degrees) to the northwest. The sulfides occur in the fault plane, in joints, fractures and bedding planes in the dolomite and as sub vertical chimneys in carbonate rocks. The ore body has been traced from surface down to the 1,800m level and it is open at depth.

It is composed mainly of sphalerite, chalcopyrite and bornite with lesser amounts of pyrite, chalcocite, molybdenite, arsenopyrite, galena and renierite. The ore is mineralogically zoned both laterally and vertically with copper predominating in the north and at the top of the deposit and zinc strongly enriched in the south and at depth. The Kipushi deposit appears to owe its origins to the ascension of plumes of hot, metalliferous, hydrothermal fluids in a porous channel way, reacting with favourable host lithologies to cause metal deposition. The zinc grade increases with depth and this is accompanied by a decreasing copper grade. There are identified resources to depths of 1800m with possible extensions down to 2000m to 2200m. In addition, there is believed to be considerable potential for zinc 'stringer' ore bodies.

Kipushi Mineral Resource Summary (quoted from Techpro report May, 1997)

Remaining resources at Kipushi as calculated by Gecamines and verified by Techpro Mining and Metallurgy in May, 1997 are as follows,


------------------------------------------------------------------------------------------------------------
Resource          Levels (m)      Tonnes             Cu                        Zn
Classification
------------------------------------------------------------------------------------------------------------
                                                     %           Tonnes        %             Tonnes
------------------------------------------------------------------------------------------------------------
Measured          100-1150        3,711,000          2.01         74,591        2.05            76,076
------------------------------------------------------------------------------------------------------------
Measured          1150-1295       5,221,000          2.89        150,887       15.57           812,910
------------------------------------------------------------------------------------------------------------
Total Measured                    8,932,000          2.52        225,478        9.95           888,986
------------------------------------------------------------------------------------------------------------
Indicated         1295-1500       8,029,000          2.09        167,806       24.21         1,943,821
------------------------------------------------------------------------------------------------------------
Total Measured &                 16,961,000          2.32        393,284       16.70         2,832,807
Indicated
------------------------------------------------------------------------------------------------------------
Inferred          1500-1800       9,046,000          1.93        174,588       23.32         2,109,527
------------------------------------------------------------------------------------------------------------
Total Measured,   100-1800       26,007,000          2.18        567,872       19.00         4,942,334
Indicated &
Inferred
------------------------------------------------------------------------------------------------------------


Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The tailings at Kipushi are stored in three contiguous dumps. The tailings resource, audited by WGM, is 25.3 million tones at 0.36% Cu and 2.25% Zn.

Mining

The underground strata conditions are generally very good with competent dolomitic formations occurring in the footwall where major development is situated.

The ore body at Kipushi is 10m to 60m thick and has a strike length of 600m and dips at 70 degrees. It has been mined to a depth of 1195m and there is indications of ore body extension to the 1800 level.

Sub level caving has been the standard method of mining but this has resulted in high dilution and surface subsidence results from this cave. The upper 1195 and 1207 levels are part developed and SLCstoping can start there as soon as the working places are re-equipped with ventilation, water and electricity services. Between levels 1195 and 1505, there are 8.0m tonnes of ROM ore at a grade to the mill of 24%.

Surface Shafts

There are six surface shafts as summarised below:

------------------------------------ ---------------------------------- --------
Surface Shafts                       From                               To
------------------------------------ ---------------------------------- --------
No 1 Shaft (Puits 1)                 0                                  500
------------------------------------ ---------------------------------- --------
No 2 Shaft (Puits 2)                 0                                  500
------------------------------------ ---------------------------------- --------
No 3 Shaft (Puits 3)                 0                                  710
------------------------------------ ---------------------------------- --------
No 4 Shaft (Puits 4)                 0                                  650
------------------------------------ ---------------------------------- --------
No 5 Shaft (Puits 5)                 0                                  1220
------------------------------------ ---------------------------------- --------
No 6 Shaft (Puits 6)                 0                                  450
------------------------------------ ---------------------------------- --------

No. 5 Shaft (Puits 5)

The No. 5 shaft is a good relatively modern vertical shaft with a designed capacity in excess of 1.0m tpa. It is sited approximately 1.2 km from the other shafts and the ore body and was commissioned in 1983 and allowed production to be increased to 1.5 mtpy. Since completion all production has been through this shaft. It hoists from a crushing and storage system that is fed on the 1150 level and a 1.5km haulage connects to the ore body. From there a ramp system descends to the 1327 level. Shaft 5 also gives access to the mine for men, materials and intake ventilation. Return ventilation is exhausted via the old infrastructure and original shaft systems.

Presently 2400m3/hr of water is pumped form the mine. The complex pumping system via the original shafts together with a new system at No.5 Shaft are both being used.

The No. 5 shaft winder is an overhead tower mounted winding arrangement incorporating three separate winding systems:

o A multi rope friction winder incorporating two rock skips in balance driven by 2400 hp motors,

o A multi rope friction winder incorporating a three deck cage for man riding and materials and a counterweight, driven by two 2400 hp motors,

o A single rope friction winder incorporating a six man cage and counter weight, driven by a 180 hp motor.

The No.5 shaft and its associated winding equipment are of modern design and in good condition.

Kipushi concentrator

The concentrator at Kipushi began operation in 1935 and since then has undergone a number of modifications including a major increase in capacity by the addition of an autogeneous grinding mills. The concentrator consists of two units, section No. 1 and section No.2, which are located on two different sites 1.5 km apart.

The concentrator ceased significant operation in 1991. While in operation it had a nominal capacity of 1.4 million tonnes of ore per year with head grades of approximately 4.0% Cu.

The Kipushi plant includes a small mechanical and electrical shop for routine maintenance. And the assay laboratory is equipped with an x-ray apparatus.

The No. 1 section is near the Nos 1, 2, 3 and 4 shafts and was built in 1935 and consists of a crushing plant and a grinding circuit of twelve small Hardinge grinding mills, 8' diameter 48", running in closed circuit with mechanical classifiers. This section includes nearly 400 floatation cells of different sizes and has a capacity of 2,400 tonnes/day.

The No.2 section was built in the No. 5 shaft area in 1975 and consists of an autogeneous mill ( 22' diameter and 7' long) in closed circuit with four Krebs cyclones. The capacity of this section is estimated at 1,800 tonnes/ day. The ground ore (80% minus 200 mesh) is pumped to the floatation circuits of No. 1 section.

Compressor House

The compressor house is situated in proximity to shaft 1, 2, 3 and 4 and section No. 1 of the concentrator. Contained within the compressor house are eight compressors as follows:

o        Four Ingersoll Rand two stage reciprocating compressors

o        Four two stage screw type compressors

                                   SCHEDULE 6
                                       MAP

                                   SCHEDULE 7
                                   THE ACCOUNT

Bank:             Lloyds TSB Bank plc
                  International Branch Jersey
                  P.O. Box 788
                  4 Bond Street
                  St. Helier
                  Jersey  JE4 8ZE
                  Channel Islands

Account Number:   27119021

Account Name:     Kipushi Redevelopment Joint Venture

                                   SCHEDULE 8
                           REVISED FRAMEWORK AGREEMENT





                               FRAMEWORK AGREEMENT

                                     BETWEEN



                                    GECAMINES

                                       AND

                  AMERICA MINERAL FIELDS INTERNATIONAL LIMITED



                                   RELATING TO

                              THE REHABILITATION OF

                          THE KIPUSHI MINE FACILITIES,

        THE CONSTRUCTION AND OPERATION OF A NEW ZINC PLANT AT KIPUSHI AND

THE CONSTRUCTION AND OPERATION OF A ZINC TAILINGS PROCESSING FACILITY AT KIPUSHI



                        As restated and amended on ......

AGREEMENT BETWEEN:

1. LA GENERALE DES CARRIERES ET DES MINES ("GECAMINES" or "GCM"), a Company whose registered office is Boulevard Kamanyola, BP 450, Lubumbashi,
     Democratic Republic of Congo and represented by ....., of the one part, and

2. AMERICA MINERAL FIELDS INTERNATIONAL LIMITED ("AMFI"), a limited liability company established under the Companies Act of the British Virgin Islands, a wholly owned subsidiary of America Mineral Fields Inc, represented by
     ....., of the other part;

WHEREAS:

(A) GCM until 1993 produced zinc, copper and other mineral ores from its mine at Kipushi situated in the Democratic Republic of Congo

(B) GCM and AMFI entered into a framework agreement on 20 August 1996 (the "Original Framework Agreement") whereby AMFI indicated that it was willing to finance and carry out a feasibility study at its own expense and to participate in the rehabilitation of the Kipushi Mine facilities and in the construction of the proposed new processing plants, to be based on the agreed recommendations of such feasibility study, on the conditions set forth in such Original Framework Agreement.

(C) Under the Original Framework Agreement, GCM and AMFI envisaged to establish a joint venture company for the construction and operation of the Kipushi Concentrator and Refinery (this latter facility also referred to as the Kipushi Metal Plant) and/or the processing of the Kipushi Tailings.

(D) AMFI received a letter from GCM dated 22 August 1998, which extended the Original Framework Agreement.

(E) In the Original Framework Agreement GCM and AMFI had expressed the wish to collaborate in carrying out exploration for minerals in the GCM Mining Concession areas as shown on the map in Schedule 1. GCM and AMFI no longer wish to carry out such exploration.

(F) On 17 July 2000 AMFI granted Zinc Corporation of South Africa Limited ("Zincor") an option to participate in the Project, subject to the consent of GCM which consent was granted to AMFI by GCM on 03 August 2000. Zincor has exercised its option. It is envisaged by Zincor and AMFI that Zincor and AMFI will constitute a joint venture company ("the JVC") and that such company will be a majority shareholder in a joint venture company ("OPCO") which will hold rights, as defined in this Agreement, in the Kipushi Project. GCM will own the remaining shareholding in OPCO.

(G) GCM and AMFI have agreed to amend and restate the Original Framework Agreement and to recognise Zincor's right to participate in the Project, to reflect new agreed terms regarding the Project and OPCO's rights in it and to confirm that they no longer wish to carry out the exploration works referred to in E above.

1.   DEFINITIONS

     The following expressions shall have the following meanings:

     "Amended Framework Agreement' means this Agreement".

     "AMF" means American Mineral Fields Inc. (Corporate Access No. 24583) a company incorporated in the Yukon Territory, Canada

     "AMFI" means America Mineral Fields International Limited (Registration No. 174173) a company registered in the British Virgin Islands and which is wholly owned by AMF

     "Contractor" means the JVC and/or the management company which is fully owned and controlled, directly or indirectly, by AMFI, ZINCOR and/or the JVC.

     "Contract of Association" means the agreement to be entered into between GCM and the Contractor and/or OPCO (at the Contractor's option) in accordance with Article [o] and setting out in detail, on the basis of this Agreement, the framework of the Project and the rights and obligations of the parties in relation with it.

     "Convention" means, to the extent permitted under Congolese Law, an agreement with the Government of the Democratic Republic of Congo, approved by the relevant instrument issued by the legislative or executive power and granting to OPCO the unfettered legal right to carry out the Project in accordance with the framework described in Article 5 and this Agreement and containing all provisions necessary to protect OPCO's right against any subsequent adverse statutory or regulatory changes.

     "Effective Date" means the date on which all the conditions precedent set out in Article 21 have been fulfilled or waived.

     "Existing Facilities" means the Existing Mining Facilities and the Existing Surface Facilities.

     "Existing Mining Facilities" means the existing underground facilities and equipment described in Schedule [2].

     "Existing Surface Facilities" means the existing facilities and equipment on the surface (including the secondary crusher, milling, flotation, filtration, storage, transportation, office, administration, maintenance, power supply and other facilities) at Kipushi and the downstream installations (including the roasting plant at Likasi and the zinc plant at Kolwezi as more fully described in Schedule 3.

     "Facilities" means the Existing Surface Facilities, the Existing Mining Facilities and the New Facilities.

     "Feasibility Studies" means the Phase 1 Feasibility Study and the Phase 2 Feasibility Study and shall include the study of the technical, commercial, legal, environmental, marketing, accounting and economic aspects of the Kipushi Mine and rehabilitation thereof, the construction of the Kipushi Concentrator, and should OPCO so decide the Kipushi Tailings Plant and the Kipushi Metal Plant and shall set forth conclusions and recommendations for consideration by OPCO regarding, inter alia, the cost, financing viability and timing of recommended work, management, accounting procedures and the tax and duty status of OPCO and the Contractor and the people employed by them under the Investment or the Mining Code.

     "First Ranking International Bank" or "Financiers" means any of the following: Credit Agricole, Indosuez, Dresdner Kleinwort Benson, The Citibank N.A, Commerzbank, Deutsche Bank, KBC Bank, BHF Bank, Societe Generale, Barclays Capital, HSBC, Credit Suisse, UBS, Chase, CIBC, ABN Amro, ING, BNP PARIBAS, Fortis, Nedcor, ABSA, Investec, FNB and SCMB.

     "Free Cash Flow" means the cash flow available for dividend distribution or the repayment of shareholder loans. It therefore comprises earnings after interest and taxation plus depreciation and less investment and the amortisation of non-shareholder loans.

     "JVC" means the joint venture company established between AMFI and Zincor.

     "Kipushi Concentrator" means a plant for the processing of the ore of the Kipushi Mine into zinc and/or copper concentrates and/or any other by-products.

     "Kipushi Metal Plant" means a processing plant for the production from mineral concentrates of zinc metal and copper metal and associated by-products including, without limitation, sulphuric acid.

     "Kipushi Mine" means all identified and yet to be identified deposits of copper and zinc ore and associated ores and any other minerals located in the area described in Schedule 1.

     "Kipushi Tailings" means the existing mineral residues from the Kipushi Concentrator which are currently stored in the tailings dams marked on Plan [o] appended to this Agreement and any future mineral-residues resulting from the Kipushi Mine, irrespective of where a new tailings dam for Kipushi might be located

     "Kipushi Tailings Plant" means a plant for the processing of the Kipushi Tailings into zinc products, copper products and other by-products.

     "Management Agreement" means the agreement relating to the Kipushi Mine and the Facilities to be entered into between the Contractor and/or OPCO on the one hand and GCM on the other hand.

     "Mining Concession" means the unfettered legal right to mine, remove and sell minerals from the Kipushi Mine and Kipushi Tailings and granted in favour of GCM by the President of the Democratic Republic of the Congo in accordance with the Congolese Mining Code as of the Effective Date.

     "New Facilities" means all mining, conveying and processing facilities and equipment, whether new or reconditioned, whether on the surface or underground, provided by the Contractor or otherwise under its control and which did not form part of the Existing Facilities.

     "OPCO" means the Congolese company to be set up by the Contractor and GCM for the purpose set out in Article 3.

     "Original Framework Agreement" means the agreement entered into on 20 August 1996 between AMFI and GCM.

     "Parties" means GCM and AMFI.

     "Phase 1" means the Phase 1 Feasibility Study and the Phase 1 Project.

     "Phase 1 Feasibility Study" means the feasibility study to be carried out in order to determine the feasibility of the Phase 1 Project in accordance with Article 4.

     "Phase 1 Project" means the establishment, following the completion of the Phase 1 Feasibility Study, of a project producing approximately 20,000 to 50,000 tons of zinc per year, contained in a concentrate.

     "Phase 2" means the Phase 2 Feasibility Study and the Phase 2 Project.

     "Phase 2 Feasibility Study" means the feasibility study to be carried out in order to determine the feasibility of the Phase 2 Project in accordance with Article 4.

     "Phase 2 Project" means the extension of the Phase 1 Project, following the completion of the Phase 2 Feasibility Study, in order to produce approximately 100,000 tons of Zinc per year, contained in a concentrate or at the option of OPCO to produce calcine and sulphuric acid or metal and sulphuric acid, as more fully set out in Article 3.3.

     "Project" means the execution of the Feasibility Studies, the rehabilitation, the development and management of the Kipushi Mine and Existing Facilities, the construction and operation of the Kipushi Concentrator, the Kipushi Metal Plant and the Kipushi Tailing Plant and all related commercial or financial transactions, all such operations and transactions to be carried out in accordance with and subject to the Phases and other provisions set out in this Agreement.

     "Shaft n(degree)5" means the shaft indicated on Schedule 2 and shall include any other shaft or shafts that may replace or supplement it.

     "Successful Completion" means the date when all the technical and financial completion tests of the Phase 1 or Phase 2 Project, as the case may be, as defined by the Financiers have been met.

     "Surface Stockpiles" means the existing material stockpiled on surface within the area in Plan [ ] from which zinc or copper can be economically extracted, including both ore and tailings.

     "Zincor" means Zinc Corporation of South Africa Limited a company registered in the Republic of South Africa under the N(degree) [ ] and/or its nominees which nominees must be acceptable to AMFI and GCM (which acceptance will not be unreasonably withheld).

2.   AMENDMENT

     The Parties agree that the Original Framework Agreement is hereby restated, that Articles 2 to 19 of the Original Framework Agreements are hereby renumbered as Articles 3 to 21 and are amended as set out in this Amended Framework Agreement.

     Should there be any inconsistency between this Amended Framework Agreement and the Original Framework Agreement, this Amended Framework Agreement shall prevail.

3.   OBJECTS

     The Parties agree that the object of this Agreement is to amend the Original Framework Agreement and to set out the terms under which the Project is to be implemented.

     The Parties agree to set up OPCO to execute the Project. AMFI and ZINCOR will jointly hold the majority shareholding in OPCO, through JVC.

     The Parties agree that the Feasibility Studies and the Project will be divided in 2 phases (Phase 1 and Phase 2) to be carried out in accordance with the provisions of this Agreement.

4.   FEASIBILITY STUDIES AND DECISIONS TO PROCEED

4.1 The Contractor shall, in close collaboration with GCM, carry out, or cause to be carried out, as of the Effective Date, the Phase 1 Feasibility Study.

4.2 The Phase 1 Feasibility Study will be completed within approximately 4 months of the Effective Date and delivered, subject to Article 7, within 14 days of such completion by the Contractor to GCM.

4.3 Within 60 days of the delivery to GCM of the Phase 1 Feasibility Study, the board of OPCO will meet and decide whether to implement the Phase 1 Project subject to and in accordance with the provisions of this Agreement.

4.4 Should a decision not to implement the Phase 1 Project, or no decision, be made within the period of 60 days referred to above, the Parties will agree within 15 days whether to terminate this Agreement. If a joint decision to terminate is not reached, this Agreement will remain in force until it is terminated in accordance with Article 19.

4.5 Should a decision be made to implement the Phase 1 Project in accordance with 4.3 above:

     (i) The Parties will endeavour to structure the Phase 1 Project in the most tax efficient manner for AMFI, GCM, Zincor, OPCO and the Contractor. Without limiting the generality of the foregoing, GCM will assist the Contractor and OPCO in obtaining, if possible under the laws of the Democratic Republic of Congo, a binding Convention, ratified by the appropriate instrument to be issued by the legislative or executive power, to the benefit of the Contractor, OPCO, AMFI and Zincor, in accordance with the most favourable terms provided under the laws and regulations of the Democratic Republic of Congo, (including the Mining and/or the Investment Code);

     (ii) GCM and the Contractor and/or OPCO (at the Contractor's option) will enter into the Contract of Association; and

     (iii)The Parties will endeavour to take all steps to implement the framework set out in Article 5 for the Phase 1 Project.

4.6  If within 4 months of the decision referred to in Article 4.5:

     (i) the Contractor has not been granted a Convention confirmed by the appropriate instrument as contemplated in Article 4.3 (if possible under the laws of the Democratic Republic of Congo);

     (ii) the Contract of Association has not been entered into; and

     (iii)all other actions and documentation necessary to implement the framework set out in Article 5 for the Phase 1 Project have not been completed and executed;

     the Parties will agree whether to terminate this Agreement. Failing a joint decision to terminate it, this Agreement will remain in force until all of the above conditions are met or it is terminated in accordance with Article 19.

4.7 Within 4 months of the Successful Completion of the Phase 1 Project, or earlier at the option of the Contractor, the Contractor will start, or will cause to be started, the Phase 2 Feasibility Study.

4.8 The Phase 2 Feasibility Study will be completed within approximately 12 months of the start of the Phase 2 Feasibility Study and be delivered, subject to Article 7, to GCM by the Contractor within 21 days from completion.

4.9 Within 60 days of the delivery to GCM of the Phase 2 Feasibility Study, the board of OPCO will meet and decide whether to implement the Phase 2 Project subject to and in accordance with the provisions of this Agreement.

4.10 Should a decision not to implement the Phase 2 Project, or no decision, be made within the period of 60 days referred to above then the Phase 1 Project will continue, the board of OPCO shall be under an obligation to review every year whether to implement the Phase 2 Project and this Agreement will remain in force until it is terminated in accordance with
     Article 19.

4.11 Should a decision be made to implement the Phase 2 Project in accordance with 4.9 above:

     (i) The Parties will endeavour to structure the Phase 2 Project in the most tax efficient manner for AMFI, GCM, Zincor, OPCO and the Contractor. Without limiting the generality of the foregoing, GCM will assist the Contractor and OPCO in obtaining, if possible under the laws of the Democratic Republic of Congo, a binding Convention (or in extending the existing Phase 1 Convention to the Phase 2 Project), confirmed by the appropriate instrument to be issued by the legislative or executive power, to the benefit of the Contractor, OPCO, AMFI and Zincor in accordance with the most favourable terms provided under the laws and regulations of the Democratic Republic of Congo, (including the Mining and/or the Investment Code). This Convention or extension will be no less favourable than that issued for the Phase 1 Project; and

     (ii) The Parties will endeavour to take all steps to implement the framework set out in Article 5 for the Phase 2 Project;

4.12 If within 4 months of the decision referred to in Article 4.9:

     (i) the Contractor has not been granted a Convention or an extension thereof as contemplated in Article 4.11 (if possible under the laws of the Democratic Republic of Congo); and

     (ii) all other actions and documentation necessary to implement the framework set out in Article 5 for the purpose of the Phase 2 Project have not been completed and executed;

     this Agreement will remain in force until all of the above conditions are met or it is terminated in accordance with Article 19.

4.13 The Contractor will have the option to carry out a feasibility study for producing calcine and sulphuric acid and/or zinc metal and sulphuric acid at Kipushi after the Successful Completion of the Phase 1 Project or the Phase 2 Project

4.14 In order to facilitate the carrying out of the Feasibility Studies, GCM shall provide as of the start of Phase 1 all information, subject to the confidentiality provisions set out in Article 7 below, as the Contractor may reasonably request, including but not limited to:

     (i) All reports relating to the Sherritt-Gordon zinc processing plant study, subject to the approval of Sherritt-Gordon;

     (ii) All technical, environmental and financial reports, costing, data, laboratory tests, samples and other information relating to geology, geotechnical, water inflow and GCM mining, concentrating and processing operations at Kipushi, Likasi and Kolwezi;

     (iii) All product transportation and marketing information;

     (iv) Copies of all legal documents relating to the Kipushi Mine operations, including without limitation, the Mining Concession, permits, land rights and rights of way, loan and security documents, joint venture agreements and agency agreements, as and to the extent that the same may relate to the rehabilitation, establishment, construction or operation of the Existing Facilities, or the disposition of the proceeds of sale of the Kipushi Mine products, and;

     (v) Full assistance to the Contractor and OPCO, their sub-contractors and, if necessary, their shareholders, as required in connection with their applications and approvals for privileged tax, exporting and exchange control status.

4.15 In addition to the above, GCM shall make such arrangements as the Contractor may reasonably request for the Contractor to meet with representatives of the Government of the Democratic Republic of Congo, GCM suppliers and creditors and lenders and such other persons as may be able to assist the Contractor in the carrying out of the Feasibility Study and shall grant the Contractor unfettered access to the Kipushi Mine Facilities, and the Kipushi Tailings as well as the right to take all samples necessary for the purpose of the Feasibility Study.

4.16 The costs of the Feasibility Studies will, at the Contractor's option, be capitalised into or billed to OPCO.

5.   THE PROJECT

     The Parties agree that the Phase 1 and Phase 2 Project and other possible future expansions as contemplated in article 4.13 shall comply with the following legal framework:

5.1 GCM will be the exclusive holder of the Mining Concession of the Kipushi Mine, such Mining Concession to be for a term as of the [Effective Date/Financial Close] [WE NEED TO DISCUSS THIS] of no less than 20 years including a provision for the extensions of the said period.

5.2 OPCO will manage the Kipushi Mine and the Facilities under a Management Agreement entered into with GCM for the duration of the Mining Concession such duration to be, in any event, no less than 20 years. The Management Agreement shall contain appropriate provision to provide for the preparation and monitoring by OPCO of a management programme for the operation of the Kipushi Mine and the Facilities, for the control by OPCO of expenditures and revenues related thereto and for the safeguarding of the availability and cost of concentrate supply therefrom.

5.3 Any ore currently held in the Surface Stockpiles and tailings dams (as indicated on the attached plan) will become the property of OPCO upon the implementation of the Phase 1 Project. GCM undertakes not to sell [such ore/any of the Kipushi Tailings] to a third party for the duration of this Agreement.

5.4 All ore extracted from the Kipushi Mine will be sold by GCM on an exclusive basis to OPCO for the duration of the Mining Concession such duration to be, in any event, no less than 20 years, at a price to be agreed between the Parties, title passing to OPCO at the exit of Shaft n(degree)5.

5.5 The Existing Surface Facilities will be leased to OPCO for the time they are used. The New Facilities, the Kipushi Tailings Plant, the Kipushi Concentrator Plant and the Metal Processing Plant acquired or built by OPCO, will become or remain the property of OPCO and OPCO shall be free to operate and dispose of such facilities and plants as it sees fit subject to complying with its obligations under the Management Agreement;

5.6 Subject to Article 11, marketing of the ores of the Kipushi Mine and of the Kipushi Tailings, the concentrate, calcine as well as any associated metals, whether processed or not, and sulphurs shall be the sole responsibility of OPCO.

5.7 The Parties agree that the financing of the Project will comprise both a debt component as detailed in 5.9 further below and an equity component. The Parties agree that the debt component will be of a limited recourse nature and that the equity component may be provided in all or in part, at JVC's option and without prejudice to the provisions of Article 5.9, by way of interest bearing subordinated loans from OPCO's Shareholders to OPCO, subject to the consent of the limited recourse lenders.

5.8 Whilst no specific financial guarantee of its rate of return is sought from GCM by OPCO and/or the Contractor, the Parties agree that the net real internal rate of return (IRR) for the Contractor will be equal to no less than [ ]%. The percentage shareholding in OPCO of JVC and GCM will be determined in accordance with this principle provided always that JVC shall hold the majority shareholding.

5.9 The implementation of the Phase 1 Project and the Phase 2 Project will be subject to the prior adequate availability of non-recourse or limited recourse financing on terms acceptable to OPCO. The Contractor will undertake to seek such financing on behalf of OPCO from at least two First Ranking International Banks (of which one will not be a South African bank) as follows:

     (i) If, 90 days after contacting such banks, both banks confirm that such limited and/or non-recourse financing will not be available, whether for reasons of Force Majeure or otherwise, OPCO and GCM will obtain confirmation, within 30 days, from a third First Ranking International Bank that such type of financing is unavailable in the current market for the Project considered. Should this be confirmed, the Contractor shall not be obliged for a period of 365 days as from the confirmation date to contact any other banks and the Parties will consider in good faith whether any alternative solution may be available, subject to the Contractor's IRR and/or borrowing policy. After such 365 days period the Contractor and GCM will follow the same procedure again; If it confirmed to OPCO by the third First Ranking International Bank consulted that such financing is still not available, OPCO will be under no further obligation to seek financing and the Parties will agree whether to terminate or modify this Agreement.

     (ii) In the event where a First Ranking International Bank were prepared to finance the Phase 1 Project or the Phase 2 Project on a non-recourse or limited recourse basis on terms acceptable to OPCO the Contractor shall negotiate with it such financing on behalf of OPCO. GCM undertakes to assist OPCO, the Contractor and JVC in gaining all necessary support from the Government of the Democratic Republic of Congo and any other relevant regulatory authorities in order to secure such financing.

5.10 The proceeds of the sale of the zinc and copper ore, concentrate or metal and any other associated metals and sulphurs sold by OPCO will be payable into an account located outside the Democratic Republic of Congo and, subject to any transfers made specifically for the payment of taxes duly and actually owed to the Democratic Republic of Congo by OPCO as well as the payment of local operating costs as determined by OPCO, OPCO will not be subject to any obligation to locate its funds and bank accounts in the Democratic Republic of Congo. GCM will assist OPCO in obtaining the necessary clearance from all competent authorities. All payments and calculations regarding the sums owed to each other by the Parties will be made in US Dollars.

5.11 PCO, AMFI, Zincor and the Contractor will not be held liable for any environmental damage or liability resulting directly or indirectly from acts or omissions having occurred prior to OPCO performing its obligations under the Management Agreement and GCM will indemnify them against any such liability.

5.12 Subject to OPCO's complying with the financing amortisation schedule and any other obligation imposed by the lenders under the financing referred to in Article 5.9 above, [ ]% of the Free Cash Flow of OPCO shall be used to redeem any shareholders' subordinated loan granted to OPCO and the balance shall be paid out to OPCO's shareholders as dividends.

5.13 OPCO will give priority to local labour and companies provided that they have the necessary level of expertise and are cost competitive compared to any foreign contractor willing to perform the task concerned for OPCO. OPCO will comply with all existing statutory obligations imposed upon employers in respect of its workforce. However OPCO will not be subject to any obligation to employ a labour force in excess of that which is required for the viable commercial operation of the Kipushi Mine and Facilities and shall not be liable for any social, health, or other legal obligation relating to the work force employed by it and arising directly or indirectly from any acts or omissions having occurred prior to the date of such employment. GCM will indemnify OPCO, the Contractor and their respective shareholders against any such liability.

5.14 OPCO will assume on successful completion of the raising of finance in terms of Article 5.9 above, responsibility for the direct costs associated with the maintenance and pumping operations necessary to safeguard the Kipushi Mine in the following proportions:

     o    [ ]% during the term of the Phase 1 Project; and

     o    [ ]% during the term of the Phase 2 Project;

     provided that:

     o OPCO will not be liable for any amount still owed by GCM or any other person in respect of the maintenance and pumping operations carried out prior to such financial close and GCM will indemnify OPCO, the Contractor and their shareholders against any such liability;

     o    OPCO shall supervise and/or manage the pumping operation; and

     o the costs to OPCO of any pumping operation will be taken into account when determining the [ ]% IRR referred to above.

6.   EXCLUSIVITY

6.1 The Contractor shall have the exclusive right during the term of this Agreement, and of any agreements supplementing or replacing the same, to examine the feasibility of the rehabilitation of the Existing Facilities and the construction of the Kipushi Concentrator and/or the Kipushi
     Tailings  Plant,  to submit,  negotiate  and implement  proposals  relating thereto and to participate with GCM in the carrying out of such rehabilitation and/or construction and operation of the facilities concerned.

6.2 For such purpose GCM shall make no agreement with any other party concerning the Kipushi Mine, the Existing Facilities or the construction of the Kipushi Concentrator and/or the Kipushi Tailings Plant, or any New Facilities, nor make any arrangements or take any action inconsistent with the exclusive rights of the Contractor provided for in Article 6.1.

7.   CONFIDENTIALITY

7.1 The Feasibility Study shall be the property of the Contractor until the creation of OPCO at which time it will become the property of OPCO.

7.2 Except as otherwise provided in this Article, the terms and conditions of this Agreement, and all intellectual property rights, data, reports, records and other information of any kind whatsoever developed or acquired by any Party in connection with this Agreement, shall be treated by the Parties as confidential (`Confidential Information') and no Party shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other Party. The foregoing restrictions shall not apply to the disclosure of Confidential Information as required by law, or to any affiliate, or to any bank or public or private financing agency or institution, or to any contractors or subcontractors which the Parties may engage and to employees and consultants of the Parties or any third party to which a Party contemplates a transfer, sale, assignment, encumbrance or other disposition of all or part of its interest under this Agreement pursuant to Article 13; the person or company to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the extent as the Parties are obliged under this Article. In addition, the foregoing restrictions shall not apply to Confidential Information which otherwise comes into the public domain.

8.   RIGHT OF PRE-EMPTION

8.1 This Article shall apply from the execution date to the date of termination of this Agreement.

8.2 In the event that any of the Kipushi Mine or the Existing Facilities, or any shares in a new company created for the purpose of privatising the Kipushi Mine or the Existing Facilities, shall be offered for sale or disposal by way of privatisation or otherwise, the JVC shall have a pre-emption right to purchase all or any part of such assets at the best price proposed by a genuine bidder.

8.3 GCM shall take all such actions as may be necessary or desirable in order to give effect to the said right of pre-emption in favour of JVC.

9.   USE OF GCM FACILITIES

9.1 As from the creation of OPCO, OPCO shall have the rights to utilise (on terms to be determined) the Existing Facilities owned or utilised by GCM in the conduct of its business generally.

9.2 After the execution of this Agreement, GCM will not remove, sell, lease or otherwise dispose of any Existing Facilities or New Facilities from the Kipushi site nor any of the ore contained in the existing tailings dams and the Surface Stockpiles without the express permission of the Contractor and OPCO.

10.  INFRASTRUCTURE

     In addition to making available to OPCO/Contractor the use of the Existing Facilities owned or utilised by GCM as above, GCM shall use its best endeavours to assist OPCO to obtain such infrastructure requirements, including but not limited to transport, electricity, communication and water services as may be required for or desirable in connection with production and export of the Kipushi Mine products from mine site to ultimate market.

11.  MARKETING AND SALES

     All of Kipushi Mine's products purchased by OPCO shall be marketed and sold at international prices on international markets by OPCO. If Zincor becomes a substantial shareholder of the JVC, OPCO will negotiate a two year renewable marketing agency agreement on arms length terms with ZINCOR in respect of the marketing of zinc concentrate, calcine, metal or other product or by-products of the Kipushi Mine produced by OPCO provided that such agreement will be subject to usual arms length commercial terms and conditions.

12.  WARRANTIES

     GCM hereby warrants to the Contractor as follows, that:

     (i) that GCM is duly authorised in terms of its constitution, the Mining Concession and the Mining Law and the laws of Congo to enter into this Agreement on the terms and conditions herein provided;

     (ii) the Mining Concession and its title thereunder are valid, and that none of the Kipushi Mine or the Existing Facilities are mortgaged, pledged, subject to charge or lien, or otherwise mortgaged in any manner whatsoever;

     (iii) the signature hereof by its representative is duly authorised;

     (iv) GCM is the sole holder of the Mining Concession;

     (v) GCM as from the Effective Date will not dispose of its title or any asset referred to in this Agreement;

     (vi) all of the rights and titles in respect of assets have been properly registered in accordance with the laws in the Democratic Republic of the Congo;

     (vii)all work and operations carried out by GCM in respect of the assets have complied with all the applicable laws, statutes, decrees, orders, permits, rules, regulations and order of decisions given by any governmental or quasi-governmental agency and ministry or any departmental administrative or regulatory body and to that effect GCM will indemnify the Contractor against any claim, cost or damage incurred in effecting such compliance.

     (viii) that all duties, contributions, fees, royalties and taxes imposed, levied due or payable in respect of the operation of the assets and which are required to be paid, have been paid in full or been waived by the Government of the Republic of the Congo;

     (ix) there are no current or pending actions or proceedings of a legal, administrative or other nature which, if they took place, would affect this Agreement;

     (x) this Agreement will not be in violation of any contractual or other obligation to any third party;

     (xi) once this Agreement has been executed, the Contractor and/or OPCO shall enjoy unhindered use of the Existing Facilities.

12.1 AMFI hereby warrants to GCM that it is duly authorised in terms of its constitution and the law of the place of its incorporation to enter into this Agreement on the terms and conditions herein provided and that the signature hereof by its representative is duly authorised.

13.  ASSIGNMENT

13.1 No assignment of its rights and obligations under this Agreement, or of any interest therein, shall be made by either Party without the other Party's written consent, such consent not to be unreasonably withheld.

13.2 The Parties acknowledge the right of ZINCOR to participate in the Project directly or indirectly in accordance with the terms of this Agreement.

14.  FORCE MAJEURE

     The obligations of either Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or without the power of the Party to grant); acts of God, laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgements or orders of any court; inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorisation; inability to obtain data, samples or other information needed for the due performance of any part of the Feasibility Study; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of national, state, or local environmental standards, undue restrictions on travel within the Democratic Republic of Congo, acts of war of conditions arising out or attributable to war, whether declared or undeclared, riot, civil strife, fire, flood, subsidence, drought, or adverse weather conditions; parts, supplies, services or equipment shortages; contractors' or sub-contractors' shortages of, or inability to obtain, labour, utilities or services; accidents; breakdown of equipment, machinery or facilities, or any other cause similar or dissimilar to the foregoing. The affected Party of the suspension shall promptly give notice to the other Party of the suspension of performance, stating therein the nature of the suspension, the reasons therefore, and the expected duration thereof. The affected Party shall resume performance as soon as reasonably possible. During the period of suspension, the obligations of the Contractor, JVC and OPCO to undertake any of the Feasibility Studies, project implementation, production or otherwise to perform its obligations hereunder shall be suspended, but in all other respects this Agreement shall remain in full force and effect.

15.  INVESTMENT INSURANCE

     Each Party shall co-operate in assisting the other to secure appropriate investment insurance.

16.  TERMINATION ON DEFAULT AND COMPULSORY ASSIGNMENT

16.1 Either Party shall have the right to terminate this Agreement on material default by the other Party, subject to its affording the other 2 months to remedy the alleged breach.

16.2 If either Party shall go into liquidation or similar process in terms of any law (other than a voluntary liquidation for the purposes of a reorganisation) or shall become insolvent, then the other Party shall have the option to acquire at market value from the Party in liquidation, or its receivers or liquidators, the whole of its interest in the production of the Kipushi Mine hereunder.

17.  GOVERNING LAW AND DISPUTE RESOLUTION

17.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Kingdom of Belgium.

17.2 Any dispute arising out of or in connection with this Agreement, including any question regarding the existence, scope, validity, or termination of this Agreement or this clause, shall be referred to and finally resolved under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, which Rules are deemed to be incorporated by reference into this clause.

17.3 The number of arbitrators shall be three (3).

17.4 The place of the arbitration shall be Paris, France.

17.5 The arbitration proceedings shall be conducted in the French language and the award shall be in French. Documentary submissions will be accepted in either the French or the English language.

17.6 Each Party agrees to submit to the exclusive jurisdiction of this tribunal and renounces any immunity from jurisdiction and execution.

17.7 The Parties agree that information concerning any arbitration, including, without limitation, information concerning any arbitration award, shall be treated as confidential and not disclosed to any third party without the consent in writing of the Parties unless:

     (i) the information has come into the public domain other than through the fault of the Party disclosing it;

     (ii) such disclosure is required by law or by any securities exchange or regulatory or governmental body having jurisdiction over the Party disclosing the information, whether or not the requirement has the force of law;

     (iii)such disclosure is necessary in order to establish or protect any legal right of the Party disclosing the information; or

     (iv) the disclosure is limited to the directors and officers, professional advisers, auditors, bankers or insurers of the person disclosing the information, acting as such, or to a person intended to be called as a witness in the arbitration by the person disclosing the information, for the purpose of preparing his testimony, but provided that in any such case a written confidentiality undertaking in a form equivalent to this clause has first been obtained from such person.

     The restrictions contained in this clause shall survive the termination of this Agreement.

18.  CHANGES IN AGREEMENT

     This is the only and complete agreement between the Parties concerning the Project. It replaces any previous agreement between the Parties. No change in this Agreement shall be made other than by the written agreement of both Parties, duly signed on their behalves.

19.  TERM AND TERMINATION

     This Agreement will become binding as of the execution date and shall remain in force for a term of 22 years or until the first of the following events occurs:

     o    The Parties agree jointly to terminate the Agreement; or

     o The economical extractable ore resources in the Kipushi Mine have been fully exploited.

20.  THIRD PARTY RIGHTS

     Certain provisions of this Agreement grant certain rights to third parties. In accordance with Article 1121 of the Belgian Civil Code such third parties will be entitled to enforce these rights against the obligor under this Agreement, upon their acceptance thereof.

21.  CONDITIONS OF EFFECTIVENESS

21.1 This Agreement shall come into effect upon its execution by both Parties. However the Parties agree that the Contractor shall be under no obligation to carry out the Phase 1 Feasibility Study until it has been provided with evidence to the satisfaction of the Contractor or OPCO that GCM is the exclusive holder of valid Mining Concession for a term of 20 years as of 2000.

21.2 The Contractor or OPCO shall be under no obligation, unless it decides so at its sole discretion to proceed with the implementation of the Phase 1 Project or the Phase 2 Project unless:

     o    all necessary approvals have been obtained which inter alia include:

          o statutory and regulatory approvals of the Republic of South Africa and the Democratic Republic of the Congo, if applicable;

          o all necessary exchange control authorisations by the South African Reserve Bank;

          o    the board approval of JVC's shareholders and GCM; and

     o all necessary legal and commercial documents, conventions and decrees have been signed by all the relevant and applicable Parties.

21.3 The Parties will sign twelve copies in English and French, each Party acknowledging having received six original copies. In the event of a contradiction between the two texts the French text shall prevail.

22.  ENTIRE AGREEMENT

     This Agreement supersedes all previous agreements between AMFI and GCM.

23.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

SCHEDULE 1    The KIPUSHI MINE - THE ORE RESOURCES

To Be Supplied

SCHEDULE 2   THE KIPUSHI MINE - THE UNDERGROUND AND SURFACE FACILITIES

To Be Supplied

SCHEDULE 3  THE EXISTING FACILITIES

To Be Supplied

                                   SCHEDULE 9
               TERMS OF THE MANAGEMENT OF OPCO AND THE CONTRACTOR

1.   Management of the Company

     The Board of the Company shall determine the requirement for the management of the Company as soon as practicable after Completion.

2.   Board of directors of the Contractor

     The Board of the Company shall determine the composition of the board of the Contractor as soon as practicable after Completion.

3.   Appointment of Contractor as Manager of OpCo

     As soon as practicable after Completion, the Parties shall procure that OpCo shall appoint the Contractor to manage and operate the Facilities, on terms acceptable to Zincor and AMFI, which are further detailed in this Schedule.

4.   Technical Services Agreements and Appointment of General Managers

     The Contractor shall enter into a Technical Services Agreement with each of:

     o    OpCo ("the OpCo TSA");

     o    Zincor ("the Zincor TSA").

     (a)  General Manager of OpCo

          o The OpCo TSA shall entitle the Contractor to appoint a General Manager of OpCo ("the General Manager of OpCo") who shall be the same person as the General Manager of the Contractor (see below).

          o The General Manager of OpCo (who shall be an individual who has the appropriate experience and technical ability in respect of the Project) shall be responsible for the day to day operations of OpCo, including the evaluation, development and operation of the Project.

          Until such time as a decision is taken to implement the Project:

          o The General Manager of OpCo will have the right to nominate and be subject to the responsibility of nominating, the technical staff of OpCo.

          o Technical leadership of the Project will be the right and responsibility of Zincor and will be performed by the Contractor, on Zincor's behalf, in reliance on the Zincor TSA.

          Once a decision to implement the Project is taken:

          o The OpCo TSA shall continue to entitle the Contractor to appoint the General Manager of OpCo unless:

               - Zincor's equity interest in the Company falls below thirty per cent. (30%);

               - Zincor (by itself or together with its Affiliates) ceases to be the largest or equal largest holder of equity in the Company;

               -    Zincor suffers a Change of Control; or

               - Zincor disposes of all, or substantially all, of its base metals business.

          In the event of a Change of Control of Zincor, the Contractor shall continue to have the right to appoint the General Manager of OpCo unless AMFI reasonably believes that the Change of Control of Zincor makes it inappropriate or inadvisable for the Contractor to continue to have the right to appoint the General Manager of OpCo. In the event that AMFI does so reasonably believe, any obligation of Zincor to provide or procure the provision of a Completion Guarantee shall lapse and if a Completion Guarantee has been provided but not yet been released, the Parties shall use their respective reasonable endeavours to replace the Completion Guarantee with an equivalent guarantee issued by (or any Person requested by) Zincor and AMFI on a several basis, failing which the Contractor shall elect one of the following options:

          o to appoint a Zincor nominee as the General Manager of OpCo provided that Zincor procures the provision of an equivalent guarantee to the Completion Guarantee on the terms and conditions set out in this Agreement;

          o to appoint an AMFI nominee as the General Manager of OpCo provided that AMFI procures the provision of a completion guarantee; or

          o to appoint a joint nominee of AMFI and Zincor as the General Manager of OpCo provided that AMFI and Zincor procure the provision of a completion guarantee on a joint basis.

     (b)  General Manager of the Contractor

          o Zincor shall have the right under the Zincor TSA to nominate an individual, who has the appropriate experience and technical capability in respect of the Project to act as the general manager of the Contractor (the "General Manager of the Contractor").

          o The appointment and removal of the General Manager of the Contractor shall be subject to the approval of AMFI, such approval not to be unreasonably withheld and Zincor shall nominate another individual, who has the appropriate experience and technical capability in respect of the Project to act as the General Manager of the Contractor, should AMFI so reasonably withhold its approval. AMFI shall be entitled to require Zincor to replace the General Manager where it reasonably concludes the General Manager no longer has its full confidence in the performance of his duties.

          o The board of directors of the Contractor shall delegate to the General Manager of the Contractor responsibility for the performance of its duties and enforcement of its rights under the OpCo TSA as set out hereunder.

          o The General Manager of the Contractor shall report to and be accountable to the board of directors of the Contractor.

          o The General Manager of OpCo and the General Manager of the Contractor shall be the same person. Any appointment under the OpCo TSA of a person to be the General Manager of OpCo who is not also the General Manager of the Contractor shall provide grounds to terminate automatically the OpCo TSA, unless such appointment has been made by reason of Zincor's equity interest falling below thirty per cent. (30%) or Zincor (by itself or together with its Affiliates) ceasing to be the largest or equal largest holder of equity in the Company, Zincor suffering a Change of Control (but subject to the proviso set above) or Zincor disposing of all, or substantially all, of its base metals business.

          All services of the General Manager (and those immediately related to his function as General Manager) under the OpCo TSA shall be provided at cost.

5.   Technical services

     o The Contractor shall provide OpCo with the benefit of the technical advisory services provided by Zincor pursuant to the Zincor TSA, which shall be subject to the approval of the board of directors of the Company. The provisions of Clauses 12 and 13 of the Joint Venture Agreement shall apply to the consideration of the Zincor TSA by the Board of the Company as if it were an agreement to which the Company were a party.

6.   Responsibilities of the Contractor

     (a)  Plans and budgets

          o The Contractor shall prepare and submit to the board of directors of OpCo detailed operational plans and budgets.

          o The Contractor shall prepare and submit to the board of directors of OpCo accounts and progress reports at such regular intervals as are determined by the board of directors of the Contractor.

     (b)  Authority and Procurement

          o The Contractor shall implement and administer policies relating to purchasing and leasing of equipment and services.

          o The Contractor shall have no authority to enter into or conduct negotiations with respect to any agreement with a related party or which is not on Arms' Length Terms.

          o The Contractor shall procure the provision of services as buying and selling agents of goods and services.

          o The Contractor shall not sell, dispose or assign any asset of OpCo without the prior consent of the board of directors of OpCo.

          o The Contractor shall have authority to incur expenditures or liabilities up to a level to be determined by the board of directors of OpCo provided that the Contractor shall have the authority to incur expenditures outside of approved budgets and/or in excess of the level determined by the board of directors of OpCo in the event of the occurrence of an incident, related to the Project, endangering the life, health or safety of any of the employees of OpCo or the Contractor.

     (c)  Statutory obligations

          o The Contractor shall manage compliance with the requirements of all applicable laws in the Democratic Republic of Congo.

          o The General Manager of the Contractor shall attend meetings of the board of directors of OpCo at the request of OpCo and provide the board with a report on OpCo's operations.

          o The Contractor shall have no authority to commence or settle any litigation or arbitration proceedings or any other dispute or claim of any kind on behalf of OpCo where the potential liability and associated costs exceeds US Dollars Fifty Thousand (US$50,000).

          o The Contractor shall not represent OpCo in negotiations with any relevant authorities, including Gecamines or the Government of the Democratic Republic of the Congo other than in respect of issues of a solely operational nature.

     (d)  Personnel

          o The Contractor shall select and nominate such persons with the appropriate experience and technical capability in respect of the Project to act as the senior management of OpCo, whose appointment shall be subject to the approval of the board of directors of OpCo. The Contractor shall have the right to terminate the employment of any such persons with reasonable cause and implement and administer increases or decreases in staffing levels of OpCo within budget.

          o The Contractor shall second such expatriate personnel to OpCo as the Contractor deems necessary for the efficient management of the Facilities, within budget.

          o The terms of secondment of any personnel (excluding the General Manager and those immediately related to his function as General Manager) and the fee rates, structures and other terms and conditions of any related service contract and of each renewal thereof shall be in accordance with market practices taking into account, inter alia, the availability of services of comparable quality and competitive costs from other firms of international repute.

          o The Contractor shall formulate and implement training programmes for local employees.

     (e)  Financial Controller of the Contractor

          Until such time as a decision is taken to implement the Project:

          o AMFI shall have the right to nominate an individual, who has the appropriate experience and technical capability in respect of the Project to act as the financial controller of the Contractor (the "Financial Controller").

          o The appointment of the Financial Controller shall be subject to the approval of Zincor, such approval not to be unreasonably withheld and AMFI shall nominate another individual, who has the appropriate experience and technical capability in respect of the Project to act as the Financial Controller, should Zincor so reasonably withhold its approval. Zincor shall be entitled to require AMFI to replace the Financial Controller where (a) it reasonably concludes the Financial Controller no longer has its full confidence in the performance of his duties; or (b) AMFI suffers a Change of Control Provided that, in the case of AMFI suffering a Change of Control, AMFI shall continue to have the right to appoint the Financial Controller of OpCo unless Zincor reasonably believes that the Change of Control of AMFI (and in particular, the persons now in control of AMFI as a result of the Change of Control) makes it inappropriate or inadvisable for AMFI to continue to have the right to appoint the Financial Controller of OpCo.

          o The board of directors of the Contractor shall delegate to the Financial Controller responsibility for the performance of its duties and enforcement of its rights under the Management Agreement as set out under paragraph 6(f) of this Schedule.

          o Following a decision being taken to implement the Project, AMFI's right to nominate the Financial Contractor shall cease, whereafter the General Manager of the Contractor shall have the right to appoint a successor Financial Controller subject to the approval of the Contractor's Board of Directors.

     (f)  Administrative, financial and accounting services

          During such time as the OpCo TSA is in effect:

          o The Contractor shall operate all administrative, financial and accounting aspects of the activities of OpCo, including arrangement of overdraft facilities up to a level to be determined by the board of OpCo.

          o The Contractor shall maintain complete and accurate records and accounts, in compliance with International Accounting Standards, in US Dollars and DRC currency and report to the Boards of the Contractor and OpCo, on such matters and at such times as the Boards of the Contractor and OpCo shall request from time to time.

          o The Contractor shall control expenditures within budgets approved by the board of directors of OpCo.

          o The Contractor shall not represent OpCo in negotiations with any relevant authorities, including Gecamines or the Government of the Democratic Republic of Congo other than in respect of issues of a solely operational nature.

          o The Contractor shall control the operation of the accounting and treasury functions of OpCo.

7.   Advisers to the Company and OpCo

     All of the advisers, including bankers, financial advisers, legal advisers and auditors, appointed by each of the Company and OpCo (but excluding advisers on matters of a technical nature relating to the Project) shall be independent from those advisers appointed by Zincor and AMFI, unless otherwise agreed by the Parties.

Where an obligation is imposed under this Schedule on a person or group who is or are not a Party to this Agreement, the Parties shall (insofar as it lies within their respective powers) procure such person or group (as the case may
be) perform such obligations as envisaged herein.

                                  SCHEDULE 10
                       MINIMUM REPAYABLE CARRIED INTEREST

This Schedule illustrates how dividends and the servicing of Shareholder Debt Finance will be determined in a Minimum Repayable Carried Interest situation as contemplated under Clauses 9.8 and 14.5 of this Agreement. It is important that once one of the Parties has been diluted to a shareholding of ten per cent. (10%), the ongoing financing of the Project is not inhibited by the inability to inject further equity or quasi-equity finance.

Clause 9.8, therefore, enables one or both of the Parties to continue to finance the Project by the provision of Shareholder Debt Finance. This finance would be subordinated to any senior debt finance if so requested by the lending institutions.

The Shareholder Debt Finance would bear an interest rate which would be set at a premium to any senior debt finance to reflect its greater level of risk - namely its ranking behind senior debt in terms of both security and cash flows available for servicing. It would be determined by the Parties at the time of funding, in order to take into account the risk profile at that time, with the assistance of an independent financial adviser appointed by the Parties.

The assumptions which underlie the calculations have been chosen purely for illustrative purposes and are not indicative of the Parties' expectations.

SCENARIO 1 - PHASE 1 PROJECT OF US$30 MILLION

ASSUMPTIONS

Zincor has matched with expenditure to US$3.50 million so Zincor and AMFI are 50% each. Capital expenditures of US$30 million. Senior debt of 60% available. EBITDA of US$12.50 million generated. Shareholder B is unprepared to commit more cash. Senior Debt Finance drawn down in mid year and 6 months' interest capitalised. Interest calculated on opening balance and debt payments made at year end. Shareholder Debt Finance drawn at end year.

Minority Shareholder Diluting                                                                           Yes

Capital Structure
Net Asset Value of Company  US$m................................................................       7.00
Majority Shareholding A.........................................................................        50%
Minority Shareholding B.........................................................................        50%

Capital Commitment
Capital to be committed US$m....................................................................      30.00
Senior Debt (%).................................................................................        60%
Equity & Shareholder Debt (%)...................................................................        40%
Senior Debt US$m................................................................................      18.00
Interest on Senior Debt %.......................................................................        12%
Tenor (years)...................................................................................       4.00
Equity US$m.....................................................................................      12.00
Shareholder Debt US$m...........................................................................       0.00
Interest on Shareholder Debt....................................................................        15%
Minority Shareholder Contributing...............................................................         No
         Shareholder A US$m.....................................................................       0.00
         Shareholder B US$m.....................................................................       0.00

Ultimate Shareholding
New Shareholding A..............................................................................        82%
New Shareholding B..............................................................................        18%

Other Assumptions
Taxation %......................................................................................         0%
Shareholder Debt Sweep..........................................................................        75%
EBITDA US$m.....................................................................................      12.50


(N.B. All figures are expressed in US$m unless otherwise stated)

                                                 Year 1   Year 2  Year 3 Year 4 Year 5 Year 6 Year 7  Year 8

  EBITDA...........................                       12.50   12.50  12.50  12.50   12.50  12.50   12.50
  Interest on Senior Debt..........                        2.29    1.72   1.14   0.57    0.00   0.00    0.00
  Taxation.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Amortisation of Senior Debt......                        4.77    4.77   4.77   4.77    0.00   0.00    0.00
                                                         ------- -------------- ------ -------------- -------
  Free Cash Flow...................   A                    5.44    6.01   6.59   7.16   12.50  12.50   12.50

  Minimum Dividend.................   B=A*25%              1.36    1.50   1.65   1.79    3.13   3.13    3.13
       Shareholder A...............                        1.11    1.23   1.34   1.46    2.55   2.55    2.55
       Shareholder B...............                        0.25    0.28   0.30   0.33    0.58   0.58    0.58

  Cash Sweep for Sub Debt..........   C=A*75%              4.08    4.51   4.94   5.37    9.38   9.38    9.38

  Total Interest Earned............   D                    0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder A Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Interest Paid..............   E                    0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder A Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Repayment..................   F=C-D                0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder A Repayment.....                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
       Shareholder B Repayment.....                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Additional Dividend..............   G=C-D-F              4.08    4.51   4.94   5.37    9.38   9.38    9.38
       Shareholder A...............                        3.33    3.68   4.03   4.38    7.65   7.65    7.65
       Shareholder B...............                        0.75    0.83   0.91   0.99    1.73   1.73    1.73

  Total Return Shareholder A.......                        4.44    4.91   5.37   5.84   10.20  10.20   10.20
  % of Total.......................                       81.6%   81.6%  81.6%  81.6%   81.6%  81.6%   81.6%
  Total Return Shareholder B.......                        1.00    1.11   1.21   1.32    2.30   2.30    2.30
  % of Total.......................                       18.4%   18.4%  18.4%  18.4%   18.4%  18.4%   18.4%


  SENIOR DEBT                                     Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                    0  19.08   14.31   9.54   4.77    0.00   0.00    0.00
  Drawdown.........................                18.00   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                    0   4.77    4.77   4.77   4.77    0.00   0.00    0.00
  Capitalised Interest.............                 1.08      0    0.00   0.00   0.00    0.00   0.00    0.00
  Closing Balance..................                19.08  14.31    9.54   4.77   0.00    0.00   0.00    0.00


  SHAREHOLDER DEBT                                Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Drawdown.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Closing Balance..................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Capitalised Interest.............   H=D-E                0.00    0.00   0.00   0.00    0.00   0.00    0.00


SCENARIO 2 - PHASE 2 PROJECT OF US$100 MILLION

ASSUMPTIONS


Zincor has matched with expenditure to US$3.50 million so Zincor and AMFI are 50% each. Capital expenditures of US$100 million. Senior debt of 60% available. EBITDA of US$26 million generated. Shareholder B unprepared to commit more cash. Senior Debt Finance drawn down in mid year and 6 months' interest capitalised. Interest calculated on opening balance and debt payments made at year end. Shareholder Debt Finance drawn at end year.

Minority Shareholder Diluting                                                                           Yes

Capital Structure
Net Asset Value of Company  US$m..............................................................         7.00
Majority Shareholding A.......................................................................          50%
Minority Shareholding B.......................................................................          50%

Capital Commitment
Capital to be committed US$m..................................................................       100.00
Senior Debt (%)...............................................................................          60%
Equity & Shareholder Debt (%).................................................................          40%
Senior Debt US$m..............................................................................        60.00
Interest on Senior Debt %.....................................................................          12%
Tenor (years).................................................................................         4.00
Equity US$m...................................................................................        28.00
Shareholder Debt US$m.........................................................................        12.00
Interest on Shareholder Debt..................................................................          15%
Minority Shareholder Contributing.............................................................           No
         Shareholder A US$m...................................................................        12.00
         Shareholder B US$m...................................................................         0.00

Ultimate Shareholding
New Shareholding A............................................................................          90%
New Shareholding B............................................................................          10%

Other Assumptions
Taxation %....................................................................................           0%
Shareholder Debt Sweep........................................................................          75%
EBITDA US$m...................................................................................        26.00


  (N.B. All figures are expressed in US$m unless otherwise stated)

                                                 Year 1   Year 2  Year 3 Year 4 Year 5 Year 6 Year 7  Year 8

  EBITDA...........................                       26.00   26.00  26.00  26.00   26.00  26.00   26.00
  Interest on Senior Debt..........                        7.63    5.72   3.82   1.91    0.00   0.00    0.00
  Taxation.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Amortisation of Senior Debt......                       15.90   15.90  15.90  15.90    0.00   0.00    0.00
                                                         ------- -------------- ------ -------------- -------
  Free Cash Flow...................   A                    2.47    4.38   6.28   8.19   26.00  26.00   26.00

  Minimum Dividend.................   B=A*25%              0.62    1.09   1.57   2.05    6.50   6.50    6.50
       Shareholder A...............                        0.56    0.98   1.41   1.84    5.85   5.85    5.85
       Shareholder B...............                        0.06    0.11   0.16   0.20    0.65   0.65    0.65

  Cash Sweep for Sub Debt..........   C=A*75%              1.85    3.28   4.71   6.14   19.50  19.50   19.50

  Total Interest Earned............   D                    1.80    1.79   1.57   1.10    0.34   0.00    0.00
       Shareholder A Interest......                        1.80    1.79   1.57   1.10    0.34   0.00    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Interest Paid..............   E                    1.80    1.79   1.57   1.10    0.34   0.00    0.00
       Shareholder A Interest......                        1.80    1.79   1.57   1.10    0.34   0.00    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Repayment..................   F=C-D                0.05    1.49   3.14   5.05    2.27   0.00    0.00
       Shareholder A Repayment.....                        0.05    1.49   3.14   5.05    2.27   0.00    0.00
       Shareholder B Repayment.....                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Additional Dividend..............   G=C-D-F              0.00    0.00   0.00   0.00   16.89  19.50   19.50
       Shareholder A...............                        0.00    0.00   0.00   0.00   15.20  17.55   17.55
       Shareholder B...............                        0.00    0.00   0.00   0.00    1.69   1.95    1.95

  Total Return Shareholder A.......                        2.41    4.27   6.13   7.99   23.66  23.40   23.40
  % of Total.......................                       97.5%   97.5%  97.5%  97.5%   91.0%  90.0%   90.0%
  Total Return Shareholder B.......                        0.06    0.11   0.16   0.20    2.34   2.60    2.60
  % of Total.......................                        2.5%    2.5%   2.5%   2.5%    9.0%  10.0%   10.0%


  SENIOR DEBT                                     Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                    0  63.60   47.70  31.80  15.90    0.00   0.00    0.00
  Drawdown.........................                60.00   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                    0  15.90   15.90  15.90  15.90    0.00   0.00    0.00
  Capitalised Interest.............                 3.60      0    0.00   0.00   0.00    0.00   0.00    0.00
  Closing Balance..................                63.60  47.70   31.80  15.90   0.00    0.00   0.00    0.00


  SHAREHOLDER DEBT                                Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                       12.00   11.95  10.46   7.32    2.27   0.00    0.00
  Drawdown.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                        0.05    1.49   3.14   5.05    2.27   0.00    0.00
  Closing Balance..................                       11.95   10.46   7.32   2.27    0.00   0.00    0.00
  Capitalised Interest.............   H=D-E                0.00    0.00   0.00   0.00    0.00   0.00    0.00


SCENARIO 3 - PHASE 2 PROJECT OF US $100 MILLION - LOWER THAN EXPECTED PROFITABILITY

ASSUMPTIONS

Zincor has matched with expenditure to US$3.50 million so Zincor and AMFI are 50% each. Capital expenditures of US$100 million. Senior debt of 60% available. EBITDA of US$20 million generated i.e. US$6m below Scenario 2. Shareholder B unprepared to commit more cash. Senior Debt Finance drawn down in mid year and 6 months' interest capitalised. Interest calculated on opening balance and debt payments made at year end. Shareholder Debt Finance drawn at end year.

Minority Shareholder Diluting                                                                           Yes

Capital Structure
Net Asset Value of Company  US$m..............................................................         7.00
Majority Shareholding A.......................................................................          50%
Minority Shareholding B.......................................................................          50%

Capital Commitment
Capital to be committed US$m..................................................................       100.00
Senior Debt (%)...............................................................................          60%
Equity & Shareholder Debt (%).................................................................          40%
Senior Debt US$m..............................................................................        60.00
Interest on Senior Debt %.....................................................................          12%
Tenor (years).................................................................................         4.00
Equity US$m...................................................................................        28.00
Shareholder Debt US$m.........................................................................        12.00
Interest on Shareholder Debt..................................................................          15%
Minority Shareholder Contributing.............................................................           No
         Shareholder A US$m...................................................................        12.00
         Shareholder B US$m...................................................................         0.00

Ultimate Shareholding
New Shareholding A............................................................................          90%
New Shareholding B............................................................................          10%

Other Assumptions
Taxation %....................................................................................           0%
Shareholder Debt Sweep........................................................................          75%
EBITDA US$m...................................................................................        20.00


(NB. All figures are expressed in US$m unless otherwise stated)

                                                  Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  EBITDA...........................                       20.00   20.00  20.00  20.00   20.00  20.00   20.00
  Interest on Senior Debt..........                        7.63    5.72   3.82   1.91    0.00   0.00    0.00
  Taxation.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Amortisation of Senior Debt......                       15.90   15.90  15.90  15.90    0.00   0.00    0.00
                                                         ------- -------------- ------ -------------- -------
  Free Cash Flow...................   A                   -3.53   -1.62   0.28   2.19   20.00  20.00   20.00

  Minimum Dividend.................   B=A*25%              0.00    0.00   0.07   0.55    5.00   5.00    5.00
       Shareholder A...............                        0.00    0.00   0.06   0.49    4.50   4.50    4.50
       Shareholder B...............                        0.00    0.00   0.01   0.05    0.50   0.50    0.50

  Cash Sweep for Sub Debt..........   C=A*75%             -3.53   -1.62   0.21   1.64   15.00  15.00   15.00

  Total Interest Earned............   D                    1.80    2.60   3.23   3.69    3.99   2.34    0.44
       Shareholder A Interest......                        1.80    2.60   3.23   3.69    3.99   2.34    0.44
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Interest Paid..............   E                    0.00    0.00   0.21   1.64    3.99   2.34    0.44
       Shareholder A Interest......                        0.00    0.00   0.21   1.64    3.99   2.34    0.44
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Repayment..................   F=C-D               -3.53   -1.62   0.00   0.00   11.01  12.66    2.95
       Shareholder A Repayment.....                       -3.53   -1.62   0.00   0.00   11.01  12.66    2.95
       Shareholder B Repayment.....                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Additional Dividend..............   G=C-D-F              0.00    0.00   0.00   0.00    0.00   0.00   11.60
       Shareholder A...............                        0.00    0.00   0.00   0.00    0.00   0.00   10.44
       Shareholder B...............                        0.00    0.00   0.00   0.00    0.00   0.00    1.16

  Total Return Shareholder A.......                       -3.53   -1.62   0.28   2.14   19.50  19.50   18.34
  % of Total.......................                          na      na  97.5%  97.5%   97.5%  97.5%   91.7%
  Total Return Shareholder B.......                        0.00    0.00   0.01   0.05    0.50   0.50    1.66
  % of Total.......................                          na      na   2.5%   2.5%    2.5%   2.5%    8.3%


  SENIOR DEBT                                     Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                    0  63.60   47.70  31.80  15.90    0.00   0.00    0.00
  Drawdown.........................                60.00   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                    0  15.90   15.90  15.90  15.90    0.00   0.00    0.00
  Capitalised Interest.............                 3.60      0    0.00   0.00   0.00    0.00   0.00    0.00
  Closing Balance..................                63.60  47.70   31.80  15.90   0.00    0.00   0.00    0.00


  SHAREHOLDER DEBT                                Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                       12.00   17.33  21.56  24.58   26.62  15.61    2.95
  Drawdown.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                       -3.53   -1.62   0.00   0.00   11.01  12.66    2.95
  Closing Balance..................                       15.53   18.96  21.56  24.58   15.61   2.95    0.00
  Capitalised Interest.............   H=D-E                1.80    2.60   3.02   2.04    0.00   0.00    0.00


SCENARIO 4 - CAPITAL OVERRUN OF US$20 MILLION

ASSUMPTIONS

Shareholder B has diluted to 10% of equity. Existing Shareholder Debt Finance totals US$17.5 million. Project has overrun by US$7.5 million. No further senior debt available. Incremental cash flow after senior debt service of US$10 million p.a. Shareholder Debt Finance drawn down at mid year. Interest is calculated on opening balance. First year's interest is capitalised.

Minority Shareholder Diluting                                                                           Yes

Capital Structure
Net Asset Value of Company  US$m..............................................................        47.00
Majority Shareholding A.......................................................................          90%
Minority Shareholding B.......................................................................          10%

Capital Commitment
Capital to be committed US$m..................................................................         7.50
Senior Debt (%)...............................................................................           0%
Equity & Shareholder Debt (%).................................................................         100%
Senior Debt US$m..............................................................................         0.00
Interest on Senior Debt %.....................................................................          12%
Tenor (years).................................................................................         4.00
Equity US$m...................................................................................         0.00
Shareholder Debt US$m.........................................................................         7.50
Interest on Shareholder Debt..................................................................          15%
Minority Shareholder Contributing.............................................................           No
         Shareholder A US$m...................................................................         7.50
         Shareholder B US$m...................................................................         0.00

Ultimate Shareholding
New Shareholding A............................................................................          90%
New Shareholding B............................................................................          10%

Other Assumptions
Taxation %....................................................................................           0%
Shareholder Debt Sweep........................................................................          75%
EBITDA US$m...................................................................................        10.00


(NB. All figures are expressed in US$m unless otherwise stated)

                                                  Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  EBITDA...........................                       10.00   10.00  10.00  10.00   10.00  10.00   10.00
  Interest on Senior Debt..........                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Taxation.........................                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Amortisation of Senior Debt......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00
                                                         ------- -------------- ------ -------------- -------
  Free Cash Flow...................   A                   10.00   10.00  10.00  10.00   10.00  10.00   10.00

  Minimum Dividend.................   B=A*25%              2.50    2.50   2.50   2.50    2.50   2.50    2.50
       Shareholder A...............                        2.25    2.25   2.25   2.25    2.25   2.25    2.25
       Shareholder B...............                        0.25    0.25   0.25   0.25    0.25   0.25    0.25

  Cash Sweep for Sub Debt..........   C=A*75%              7.50    7.50   7.50   7.50    7.50   7.50    7.50

  Total Interest Earned............   D                    4.23    3.74   3.17   2.52    1.78   0.92    0.00
       Shareholder A Interest......                        4.23    3.74   3.17   2.52    1.78   0.92    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Interest Paid..............   E                    4.23    3.74   3.17   2.52    1.78   0.92    0.00
       Shareholder A Interest......                        4.23    3.74   3.17   2.52    1.78   0.92    0.00
       Shareholder B Interest......                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Total Repayment..................   F=C-D                3.27    3.76   4.33   4.98    5.72   6.13    0.00
       Shareholder A Repayment.....                        3.27    3.76   4.33   4.98    5.72   6.13    0.00
       Shareholder B Repayment.....                        0.00    0.00   0.00   0.00    0.00   0.00    0.00

  Additional Dividend..............   G=C-D-F              0.00    0.00   0.00   0.00    0.00   0.45    7.50
       Shareholder A...............                        0.00    0.00   0.00   0.00    0.00   0.41    6.75
       Shareholder B...............                        0.00    0.00   0.00   0.00    0.00   0.05    0.75

  Total Return Shareholder A.......                        9.75    9.75   9.75   9.75    9.75   9.70    9.00
  % of Total.......................                       97.5%   97.5%  97.5%  97.5%   97.5%  97.0%   90.0%
  Total Return Shareholder B.......                        0.25    0.25   0.25   0.25    0.25   1.00    1.00
  % of Total.......................                        2.5%    2.5%   2.5%   2.5%    2.5%  10.0%   10.0%


  SENIOR DEBT                                     Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                    0   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Drawdown.........................                 0.00   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                    0   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Capitalised Interest.............                 0.00      0    0.00   0.00   0.00    0.00   0.00    0.00
  Closing Balance..................                 0.00   0.00    0.00   0.00   0.00    0.00   0.00    0.00


  SHAREHOLDER DEBT                                Year 1 Year 2  Year 3 Year 4  Year5  Year 6 Year 7  Year 8

  Opening Balance..................                17.50  28.19   24.92  21.15  16.83   11.85   6.13    0.00
  Drawdown.........................                 7.50   0.00    0.00   0.00   0.00    0.00   0.00    0.00
  Repayment........................                 0.00   3.27    3.76   4.33   4.98    5.72   6.13    0.00
  Closing Balance..................                25.00  24.92   21.15   6.83  11.85    6.13   0.00    0.00
  Capitalised Interest.............   H=D-E         3.19   0.00    0.00   0.00   0.00    0.00   0.00    0.00


EXECUTED by the parties






Signed by                                            )
a duly authorised                                    )
representative of/for and                            )
on behalf of                                         )
AMERICA MINERAL FIELDS                               )
INTERNATIONAL LIMITED                                )

                           _____________________  Signature




Signed by                                            )
a duly authorised                                    )
representative of/for and                            )
on behalf of                                         )
ZINC CORPORATION OF SOUTH AFRICA LIMITED             )

                           _____________________   Signature



Signed by                                            )
a duly authorised                                    )
representative of/for and                            )
on behalf of                                         )
ZINCONGO LIMITED                                     )

                           _____________________  Signature

                             DATED 19 September 2003





                     CANACCORD CAPITAL (EUROPE) LIMITED (1)

                         AMERICA MINERAL FIELDS INC. (2)

                                THE DIRECTORS (3)







------------------------------------------------------------------------------

                     NOMINATED ADVISER AND BROKER AGREEMENT

------------------------------------------------------------------------------










                                McCarthy Tetrault
                                 1 Plough Place
                                 London EC4A 1DE
                                 United Kingdom
                               +44 (0)20 7822 1500

                                     CONTENT

1        INTERPRETATION..................................................................................3

2        CONDITION.......................................................................................4

3        TERM............................................................................................4

4        FEES AND EXPENSES...............................................................................5

5        DUTIES OF THE NOMINATED ADVISER AND BROKER......................................................6

6        DUTIES AND WARRANTIES OF THE COMPANY AND
         OF THE DIRECTORS................................................................................7

7        ADDITIONAL RIGHTS OF CANACCORD.................................................................11

8        INDEMNITY......................................................................................12

9        ENTIRE AGREEMENT...............................................................................12

10       ASSIGNMENT.....................................................................................12

11       TERMS AND CONDITIONS...........................................................................12

12       VARIATION OF TERMS.............................................................................12

13       COUNTERPARTS...................................................................................12

14       NOTICES........................................................................................13

15       GOVERNING LAW AND SERVICE OF PROCESS...........................................................13

16       THIRD PARTY RIGHTS.............................................................................13

SCHEDULE 1      THE DIRECTORS
SCHEDULE 2      ADDITIONAL TERMS AND CONDITIONS
SCHEDULE 3      INDEMNITY
SCHEDULE 4      ADMISSION DOCUMENT

         DATED 19 September 2003

PARTIES

(1) Canaccord Capital (Europe) Limited (No. 2814897) whose registered office is at Brook House, 27 Upper Brook Street, London W1K 7QF, United Kingdom ("Canaccord");

(2) America Mineral Fields Inc., a corporation continued under the Business Corporations Act (Yukon) whose principal office is located at St. George's House, 15 Hanover Square, London W1S 1HS, UK (the "Company"); and

(3)  The  Directors  of the  Company  whose names and  addresses  are set out in
     Schedule 1 (the "Directors")

RECITALS

(A) The Company is applying for admission on AIM, a market operated by London Stock Exchange plc (the "London Stock Exchange"), of its entire issued and outstanding and to be issued share capital together with that proposed to be issued pursuant to a public offering in Canada and a private placement in the U.K., other European jurisdictions and in the United States made on or about 19 September 2003 (the "Application").

(B) Canaccord has agreed, on the terms set out in this Agreement to act as nominated adviser and broker to the Company.


OPERATIVE PROVISIONS

1    INTERPRETATION

1.1 For the purposes of this Agreement, a reference to a statutory provision includes a reference to:

     1.1.1 a statutory amendment, consolidation or re-enactment;

     1.1.2 statutory instruments or subordinate legislation or orders made under the statutory provision; and

     1.1.3 statutory   provisions  of  which  the  statutory   provision  is  an
          amendment, consolidation or re-enactment

but does not include a substituted provision.

1.2  In this Agreement reference to:

     1.2.1 a person includes a legal or natural person, partnership, trust, company, government or local authority department or other body (whether corporate or unincorporated);

     1.2.2 an   individual    includes,    where   appropriate,   his   personal
          representatives;

     1.2.3 the singular includes a reference to the plural and vice versa; and

     1.2.4 one gender includes all genders.

1.3 Unless otherwise stated, a reference to a Clause or Schedule is a reference to a clause of, or schedule to, this Agreement and a reference to this Agreement includes its Schedules, such Schedules forming part of this Agreement.

1.4 Clause headings in this Agreement and in the Schedules are for ease of reference only and do not affect their construction.

2    CONDITION

2.1 The obligations of Canaccord under this Agreement are conditional upon the admission of the entire issued and outstanding share capital of the Company to trading on AIM, a market operated by the London Stock Exchange, becoming effective ("Admission") pursuant to Rule 6 of the AIM Rules for Companies published from time to time by the London Stock Exchange (the "AIM Rules").

3    TERM

3.1 The Company hereby retains Canaccord, and Canaccord agrees to act, as its nominated adviser and broker for a period of one year commencing on the date of Admission (the "Commencement Date").

3.2 Provided that this Agreement has not been terminated prior to the first anniversary of the Commencement Date in accordance with the terms hereof, the engagement of Canaccord as the Company's nominated adviser and broker on the terms set out in this Agreement shall continue thereafter unless and until terminated by the Company or Canaccord giving to the other not less than three months' prior written notice. In the case of a termination, the Company shall give written notice of termination to the other parties to the Agreement.

3.3  Notwithstanding the foregoing:

     3.3.1 Canaccord shall be entitled to resign as nominated adviser and broker at any time on written notice to the Company (whereupon this Agreement shall terminate forthwith) if:

          3.3.1.1 the Company or any Director or any other Director for the time being of the Company is in material breach of his or its obligations under this Agreement or under the AIM Rules; or

          3.3.1.2 any representation or warranty made to Canaccord by or on behalf of the Company or any of the Directors (or any other director(s) of the Company for the time being) in or in connection with this Agreement is untrue, inaccurate or misleading in any material respect and that representation or warranty is material in relation to the business of the Company as a whole;

     3.3.2 the Company shall be entitled to terminate this Agreement by written notice to Canaccord at any time if Canaccord is in material breach of its obligations under this Agreement or the AIM Rules;

     3.3.3 this Agreement shall terminate forthwith if the Company or Canaccord becomes insolvent, bankrupt or has any winding-up, liquidation, receivership or administrative order made in respect of it, or makes or seeks to make any arrangement with its creditors or passes a resolution for its winding-up;

     3.3.4 this Agreement shall terminate forthwith if (a) the Company's shares cease to be admitted to trading on AIM or (b) Canaccord is removed from the register of nominated advisers maintained by the London Stock Exchange;

     3.3.5 Canaccord shall be entitled to resign at its sole discretion at any time on not less than 30 days' prior written notice to the Company should it acting reasonably consider its name or reputation to be likely to be prejudiced to a material extent by continuing as the Company's nominated adviser and/or broker.

     3.3.6 the Company shall be entitled to terminate this Agreement at any time on 30 days' prior notice to Canaccord should it acting reasonably consider its name or reputation to be likely to be prejudiced to a material extent by Canaccord continuing as the Company's nominated adviser and/or broker;

3.4 Termination of this Agreement for any reason whatsoever pursuant to this Clause 3 shall be without prejudice to and shall not be by way of limitation of any claims otherwise available to any party arising out of the antecedent breach of any other party. Paragraphs 4 and 5 of Schedule 2 and the indemnity contained in Schedule 3 shall continue in full force and effect notwithstanding any such termination.

4    FEES AND EXPENSES

4.1 The Company shall pay to Canaccord for its services under this Agreement in respect of the period ending on the first anniversary of the Commencement Date, a fee (the "Fee") at the annual rate of {British pounds} 50,000, which amount shall be payable in four installments at three monthly intervals, the first such installment to be paid on the Commencement Date and the second, third and fourth installments to be paid at three month intervals thereafter. In the event of termination of this Agreement, Canaccord shall only be liable to repay any part of the Fee which shall have been paid in advance where the termination is pursuant to Clause 3.3.2, the occurrence of any event referred to in Clause 3.3.3 in relation to Canaccord, Clause 3.3.4 (b) or Clause 3.3.6.

4.2 In addition to the Fee, Canaccord shall be entitled to reimbursement of all reasonable out-of-pocket costs, charges and expenses, except for legal fees, incurred by it in connection with the proper performance of its services under this Agreement provided that any cost, charge or expense which is equal to or more than {British pounds} 2,000 shall not be so reimbursed unless the written approval of the Company was given to it prior to it being incurred.

4.3 The Company and Canaccord shall prior to the expiration of the first anniversary of the Commencement Date, seek to agree in good faith the amount of the Fee for the next following 12 months thereafter, which shall not be less than {British pounds} 50,000 in any event.

4.4 The Fee and all reasonable out-of-pocket costs, charges and expenses referred to in Clauses 4.1, 4.2 and 4.3 shall be payable, in each case, in pounds sterling together with value added tax, if applicable, in accordance with the terms and conditions set out in Schedule 2.

5    DUTIES OF THE NOMINATED ADVISER AND BROKER

5.1 For the period during which Canaccord acts as the Company's nominated adviser and broker, it shall, without prejudice to its rights under paragraphs 3 and 6 of Schedule 2, release, without delay, to the Company's Regulatory Information Service, all information received from the Company required to be so released under the AIM Rules provided that such release is, in form and substance, acceptable to Canaccord. Canaccord will also, subject to receipt of the relevant documents from the Company and for so long as it remains the nominated adviser and broker of the Company, maintain a file relating to the Company, available at all times to the London Stock Exchange, containing the documents required to be available therein by the London Stock Exchange.

5.2  Canaccord will, as the Company's nominated adviser:

     5.2.1 comply with all its obligations under the AIM Rules;

     5.2.2 be available at all times to advise and guide the Directors about their obligations to ensure compliance by the Company on an ongoing basis with AIM Rules, the requirements of the London Stock Exchange and, if relevant to the Company, the Panel on Take-overs and Mergers and to other matters where relevant to the Company as a company trading on AIM;

     5.2.3 provide the London Stock Exchange with any other information, in such form and within such time limits as the London Stock Exchange may reasonably require;

     5.2.4 liaise with the London Stock Exchange where requested so to do by the London Stock Exchange or the Company;

     5.2.5 review regularly the Company's actual performance and financial condition against any profit forecast, estimate or projection included in any admission document or otherwise made public on behalf of the Company in order to assist the Company in determining whether a notification is necessary under Rule 15 of the AIM Rules;

     5.2.6 inform the London Stock xchange when it ceases to be the nominated adviser to the Company;

     5.2.7 abide at all times by the most recent publication by the London Stock Exchange of the document entitled "Nominated Adviser - Eligibility criteria";

     5.2.8 advise the Company in relation to the requirements of the AIM Rules for and the timing of any circulars accounts or other financial information required to be released or published under the AIM Rules;

     5.2.9 where  reasonably  required  by the Company  advise  the  Company  on
          investment   and  the  marketing   and/or  pricing  of  the  Company's
          securities; and

     5.2.10 act with due skill and care at all times.

5.3 Canaccord will, as the Company's broker, carry out the responsibilities of its broker as set out in and in accordance with the AIM Rules and the requirements of the London Stock Exchange.

5.4 Canaccord undertakes that it has and shall maintain all necessary consents and authorisations required for it to carry out its obligations and provide its services hereunder and that it will use reasonable endeavours to comply and procure that any Canaccord Associate (as defined in Schedule 3) shall comply with all relevant laws and regulations in connection with those obligations and services.

6    DUTIES AND WARRANTIES OF THE COMPANY AND OF THE DIRECTORS

6.1 The Directors confirm that they have received copies of the AIM Rules setting out, inter alia, the continuing obligations of companies whose securities are traded on AIM and that they, collectively and individually, accept full responsibility for the Company's compliance with these Rules. The Directors also confirm that they will procure that such continuing obligations (from time to time in force) will be observed by the Company and the Directors and each future director of the Company. The Company and the Directors confirm that they will procure that any future director of the Company undertakes with Canaccord to be bound from the date of his or her appointment by the terms of this Agreement as though he or she were a party hereto and named herein as a Director provided always that he or she shall have no liability hereunder in respect of any breaches hereof or events occurring prior to such appointment. Each of the Company and the Directors hereby undertakes to comply forthwith with all proper and reasonable directions given by Canaccord as a nominated adviser in relation to compliance with the AIM Rules. For the avoidance of doubt, the obligations of each Director under this Clause 6.1 shall cease to have effect upon such Director ceasing to be a Director of the Company.

6.2 The Directors confirm that Canaccord has advised them as to the nature of their responsibilities and obligations as directors of a company whose shares are to be admitted to AIM and to ensure compliance by the Company with the AIM Rules in accordance with Rule 37 and Schedule 6 of the AIM Rules. In particular, each of the Directors agrees (in relation to himself) to disclose to the Company all information which it needs in order to comply with the requirements of Rule 15 and Schedule 5 of the AIM Rules (notification of changes in the interests of directors and significant shareholders in the securities of the Company) and each Director agrees not to deal in any securities of the Company admitted to trading on AIM during a close period (as defined in the AIM Rules) or at any other time if to do so might constitute an offence under the Criminal Justice Act 1993 or constitute market abuse under the Financial Services and Markets Act 2000.

6.3 The Company undertakes with Canaccord that it will and each of the Directors (so long as he remains a director of the Company) undertakes to procure (insofar as he is able so to do) that the Company will at all times during the continuance of this Agreement:

     6.3.1 provide Canaccord with such financial information, including (without limitation) quarterly unaudited financial statements, as it may reasonably require, to enable Canaccord to monitor the financial performance of the Company and without prejudice to Clause 6.3.4 below, give reasonable advance notice to Canaccord of any proposed announcement of profits or losses and dividends in respect of the shares of the Company;

     6.3.2 provide Canaccord with copies of the audited consolidated annual financial statements of the Company, approved by the Directors and the auditors for the time being of the Company (the "Accounts"), at the same time as they are published in accordance with Canadian securities laws and in no event later than 180 days after the end of the financial period to which they relate, together with a draft preliminary announcement of such results (the "Results Announcement") and provide Canaccord with copies of, (i) the interim results (the "Interims") within 90 days of the end of the relevant period or such shorter periods as may be required under Canadian securities laws and
          (ii) any draft announcement pertaining to the Interims;

     6.3.3 forthwith, upon request, provide Canaccord, with all such information and documents as Canaccord may require to enable it to comply with its obligations to the London Stock Exchange under the AIM Rules, unless prevented from so doing by duties or obligations of confidentiality (in which case the Company shall use its best endeavours to obtain any waivers or consents necessary to permit such disclosure);

     6.3.4 not (nor shall any of its subsidiaries from time to time, nor shall any person (other than Canaccord) on its behalf, except as may be required by the London Stock Exchange or any other regulatory authority or under any applicable laws in any such case to which the Company is subject or by any provision of this Agreement) make any public announcement, public statement or public communication (other than any trade announcement in the ordinary course of business and other than in relation to the accounts, Results Announcements and Interims) in relation to its business or the market for or value of its securities, whether in response to enquiries or otherwise, without the prior consent of Canaccord, such consent not to be unreasonably withheld or delayed. Any announcement, statement or communication which the Company is required to make by the London Stock Exchange or any other regulatory authority or under any applicable laws or by any provision of this Agreement as aforesaid shall not be released unless the contents and manner of making thereof have first been approved by Canaccord, such approval not to be unreasonably withheld or delayed;

     6.3.5 not enter into any commitment or agreement or arrangement or knowingly do or permit to be done on its behalf any other act or thing which, in any such case, gives rise to an obligation of the Company to the London Stock Exchange or to any other authority by virtue of any law, rule or regulation to which the Company is subject, to make any announcement regarding a substantial or related party transaction or a reverse takeover (as these terms are defined in the AIM Rules) or any issue or cancellation of shares or options (other than in relation to any issue approved by the remuneration committee of the board of directors of the Company), without prior consultation with Canaccord;

     6.3.6 notify Canaccord in advance of, and discuss with Canaccord, any matter which it may be necessary to make known to the investing public in order to enable the investing public to appraise the position of the Company and to avoid the establishment of a false and/or disorderly market in its securities;

     6.3.7 forward to Canaccord for comment proofs of all documents to be sent to holders of any of the Company's securities (other than the Accounts, the Results Annoucement or the Interims);

     6.3.8 comply with the AIM Rules and inform Canaccord forthwith upon becoming aware of any breach of the AIM Rules by the Company and/or any Director or a future director of the Company and to request the advice and guidance of Canaccord in relation to all matters relevant to the Company's compliance with the AIM Rules;

     6.3.9 ensure that at all times one of the Directors or a future director of the Company or the Company Secretary shall be authorised by the

          Company and responsible (on behalf of the Company) for communicating with Canaccord with regard to all matters which are the subject of this Agreement; and

     6.3.10 forward to Canaccord, promptly following filing with the Canadian securities authorities and/or the Toronto Stock Exchange, any document required to be filed or delivered pursuant to Canadian securities laws, including, without limitation:

          6.3.10.1 Press releases and material charge reports;

          6.3.10.2 Directors circulars and proxy solicitation forms;

          6.3.10.3 Notices of shareholders meetings;

          6.3.10.4 Annual information forms;

          6.3.10.5 Annual Reports;

          6.3.10.6 Prospectuses, including short form or shelf prospectuses; and

          6.3.10.7   Annual   and   interim   Financial   Statements   including
               management's    discussion   and   analysis   accompanying   such
               statements;

6.4 Each of the Directors (in relation to himself) warrants and undertakes to Canaccord that the particulars concerning him provided to Canaccord in the Director's Questionnaire provided by Canaccord are true and accurate in all material respects and that there is nothing concerning him which is not contained therein and which is or might reasonably be expected to be material to be known to Canaccord in acting as nominated adviser and/or broker to the Company and that he has provided Canaccord with all information (in relation to himself) required to be disclosed by paragraph
     (f) of Schedule 2 of the AIM Rules.

6.5 The Company and each of the Directors (in relation to himself) jointly and severally represent and warrant to Canaccord that the latest version of all information and documents relating to the Company disclosed or supplied by any of the Directors or the Company or any agent of any of them to Canaccord or its agents during the term of or in the course of the negotiations leading up to this Agreement, including without limitation the Admission Document dated 19 September 2003 ("Admission Document", copy of which is attached as Schedule 4) and prepared in connection with the Application are true and accurate in all material respects, and there is no fact not disclosed which would render any such information or documents untrue, inaccurate or misleading.

6.6 The Company and each of the Directors ( in relation to himself) shall provide Canaccord with all such information and documents as Canaccord may reasonably require to enable it to comply with its obligations to the London Stock Exchange under Rule 37 of the AIM Rules.

6.7 The Company and each of the Directors (in relation to himself) warrant that this Agreement has been duly authorised, executed and delivered by the Company and the Directors and is a legally binding obligation of them enforceable against them in accordance with its terms, subject to bankruptcy and insolvency laws and other laws generally affecting the enforceability of creditors' rights, the availability of the equitable remedies of injunction and specific performance and the enforceability of rights to indemnity.

6.8 The Company and each of the Directors (in relation to himself) warrant that the execution and delivery of this Agreement, the fulfillment of its terms by the Company and the Directors do not and will not result in a breach of applicable laws of any jurisdiction of the articles, by-laws or resolutions of the Company or any agreement or instrument to which the Company is a party or by which it is contractually bound;

6.9 The Company warrants that except as otherwise disclosed in the Admission Document, there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company at law or in equity or before or by any federal, provincial or state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign;

6.10 The Company warrants that the Company is a "reporting issuer" not in default or has equivalent status within the meaning of the Securities Act (Ontario);

6.11 The Company warrants that the Company has complied, in all material respects, with the requirements of applicable Canadian securities laws.

7    ADDITIONAL RIGHTS OF CANACCORD

7.1 For the period during which Canaccord acts as the Company's nominated adviser and broker, the Company agrees that Canaccord shall have the right to attend (by electronic or other means) meetings of the board of directors of the Company or part of such meetings where necessary to enable it to comply with its obligations to the London Stock Exchange under Rule 37 of the AIM Rules.

7.2 Canaccord shall until 31 December 2003 or if later (subject to Admission) the first anniversary of the Commencement Date, be entitled to a right of first refusal to act as the Company's placing agent and/or underwriter for all equity or equity linked financings of the Company provided that:

     7.2.1 any such right is exercised by Canaccord and the terms of Canaccord's appointment are agreed with the Company within 3 business days of such right being offered to it;

     7.2.2 if any project financing is arranged for any of the Company's assets the lead arranger or adviser on that financing shall be entitled to participate with Canaccord in such equity or equity limited financing; and

     7.2.3 Canaccord may only introduce another placing agent and/or underwriter into any such equity or equity linked financing with the prior written approval of the Company (such approval not be unreasonably withheld or delayed).

8    INDEMNITY

     The provisions of Schedule 3 shall apply.

9    ENTIRE AGREEMENT

9.1 This Agreement sets out the entire agreement of the parties hereto in relation to the appointment of Canaccord as the Company's nominated adviser and broker.

9.2 All other previous letters or agreements between any of the parties hereto relating to the appointment of Canaccord as nominated adviser and broker to the Company (save for the engagement letter dated 27 June 2003 in respect of Canaccord's appointment as the Company's nominated adviser and broker in connection with the admission of the entire issued and to be issued share capital of the Company to trading on AIM to the extent that such letter is not inconsistent with the terms of this Agreement) shall have no further effect.

10   ASSIGNMENT

     The Agreement, and the rights and obligations arising under it, shall not be assignable nor transferable without the prior written agreement of each of the other parties hereto.

11   TERMS AND CONDITIONS

     In the event of any inconsistency between the terms of this Agreement and the additional terms and conditions set out in Schedule 2, this Agreement shall prevail.

12   VARIATION OF TERMS

     No variation of any provision of this Agreement shall be effective unless made in writing and signed on behalf of Canaccord, on behalf of the Company (signed by a director of the Company) and each of the Directors if such variation affects their respective obligations under this Agreement.

13   COUNTERPARTS

     This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

14   NOTICES

14.1 Any notice or other communication required or authorised to be given by any party to another in connection with this Agreement shall be in writing.

14.2 Subject to clause 15 below, any notice or other communication to be given hereunder shall either by sent by facsimile transmission or by first class post to the relevant address(es) of the relevant party referred to in this Agreement or any other address notified for this purpose and shall be conclusively deemed to have been given, if sent by facsimile transmission, at the time of printout of a transmission report showing that the correct number of pages has been sent without error (unless such notice would otherwise be deemed to be given on a day which is not a business day or after 5.30 pm (London time) on any business day, in which case it shall instead be deemed to have been given at 9.00am (London time) on the next following business day) and, if sent by first class post, on the second business day after the date of posting. Subject to clause 15, a notice to the Directors or to any of them shall be sent to the Directors or the Director at the principal office of the Company in England for the time being or such other address notified for this purpose pursuant to this Clause 14.2.

15   GOVERNING LAW AND SERVICE OF PROCESS

15.1 This Agreement shall be governed by and construed in accordance with English Law and the parties hereby irrevocably submit to the exclusive jurisdiction of the English courts in connection with any matter arising therefrom.

15.2 The Company and each of the Directors irrevocably appoint the Chief Financial Officer of the Company, St. George's House, 15 Hanover Square, London W1S 1HS, UK, as their process agent to receive on their behalf service of any process in any proceedings in England. Such service shall be deemed completed on delivery to the Company, marked for the attention of the Chief Financial Officer (whether or not such process is forwarded to and received by the Company or the appropriate Director (as the case may be). If for any reason either such process agent ceases to be able or willing to act as process agent, the Company and each of the Directors irrevocably agree to appoint a substitute process agent acceptable to Canaccord and to deliver to Canaccord a copy of the new process agent's acceptance of that appointment within 30 days of such acceptance.

15.3 The parties irrevocably consent to any process in a legal action or proceedings in connection with this agreement being served on them in accordance with the provisions of this agreement relating to the service of notices. Nothing contained in this agreement shall affect the right to serve process in any other manner permitted by law.

16   THIRD PARTY RIGHTS

     No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party, but this does not affect any right or remedy of a third party which exists or is available apart from under that Act.

AS  WITNESS  the  hands  of  the  parties   hereto  or  their  duly   authorised
representatives or attorneys the day and year first above written.

                                   SCHEDULE 1

                                  THE DIRECTORS

       ----------------------------------------------- ------------------------------------------------------
                            Name                                              Address
       ----------------------------------------------- ------------------------------------------------------
       Etienne Denis                                   St. George's House, 15 Hanover Square, London W1S
                                                       1HS, United Kingdom
       ----------------------------------------------- ------------------------------------------------------
       Paul C. MacNeill                                St. George's House, 15 Hanover Square, London W1S
                                                       1HS, United Kingdom
       ----------------------------------------------- ------------------------------------------------------
       Timothy P. Read                                 St. George's House, 15 Hanover Square, London W1S
                                                       1HS, United Kingdom
       ----------------------------------------------- ------------------------------------------------------
       Bernard Vavala                                  St. George's House, 15 Hanover Square, London W1S
                                                       1HS, United Kingdom
       ----------------------------------------------- ------------------------------------------------------
       Patrick J. Walsh                                St. George's House, 15 Hanover Square, London W1S
                                                       1HS, United Kingdom
       ----------------------------------------------- ------------------------------------------------------

                                   SCHEDULE 2

                         ADDITIONAL TERMS AND CONDITIONS

1    Application

     These are the additional terms and conditions on and subject to which Canaccord will provide to the Directors' and the Company the services described in the nominated adviser and broker agreement of which these additional terms and conditions form part (the "Agreement"). Where there is any conflict between the express terms of the main body of the Agreement and these terms and conditions, the main body of the Agreement will prevail. References to the "Engagement" in this Schedule and in Schedule 3 are references to the engagement of Canaccord as the Company's nominated adviser and broker on the terms and conditions set out in the Agreement.

2    Canaccord's Advice

     The Company agrees that any advice rendered by Canaccord is provided solely for the purposes of the Engagement and for the Company's and the Directors' benefit and may not be used or relied on for any other purpose without Canaccord's prior written consent. No reference to Canaccord or to Canaccord's advice is to be made in any publication made by the Company or by any subsidiary or associated company of the Company (together the "Group") or on behalf of any such company, without Canaccord's prior consent unless required by any legal or regulatory obligation. Unless it is agreed otherwise Canaccord will not be responsible for giving or obtaining specialist advice or services in areas which are outside Canaccord's expertise such as legal, accounting, taxation or actuarial matters. Where specialist advice is obtained by the Company in areas which are outside Canaccord's expertise, Canaccord will be entitled to rely on such advice without having any responsibility to verify its accuracy.

3    Provision of Information

     The Company agrees that it will provide all information concerning the business and affairs of the Group which it reasonably believes is relevant to Canaccord for the provision of the services pursuant to the Agreement and to provide all such other information as Canaccord may reasonably request. The Company undertakes that all information so provided will be true, accurate and complete in all material respects, will not be misleading, and will not contain any material omissions. The Company agrees with Canaccord that Canaccord will not be responsible for the verification of any such information and shall accept no responsibility for its accuracy. The Company undertakes that every statement of opinion or intention therein of the Company will be honestly held and fairly based and that if anything occurs within a reasonable time thereafter to render any such statement untrue, unfair or misleading, it will promptly notify Canaccord and take all such steps as Canaccord may reasonably require to correct such statement.

     The Company will ensure that any financial promotion which Canaccord is asked to approve on behalf of the Company for the purposes of the Financial Services and Markets Act 2000 and/or any other document or announcement issued to the London Stock Exchange, shareholders or otherwise:

     3.1 is true, accurate and complete in all material respects and is not misleading and all expressions of opinion, intention or expectation it contains are made on reasonable grounds, and that there are no facts known to the Company the omission of which would make any such advertisement, document or announcement misleading; and

     3.2 contains all information required by and otherwise complies with all applicable laws and regulations.

          The Company accepts that Canaccord is entitled to require the Company to make such modifications or amendments thereto as Canaccord considers necessary or desirable or to withhold its approval to, or refuse to issue, any such document or announcement in its absolute discretion.

          If requested by Canaccord to do so, the Company shall provide such evidence as Canaccord may reasonably require confirming that any document or announcement which it is asked to approve or issue is true and complete in all material respects and not misleading and complies with all applicable law. The Company will be responsible for the accuracy and completeness of such document or announcement and shall be responsible for verifying the information contained in it.

          The Company agrees to inform Canaccord of any significant steps which the Company or any of its agents or advisers propose to take in respect of the Company's business or the Engagement and will ensure that Canaccord is appropriately informed of all material developments in relation thereto which arise during the term of the Agreement.

4    Fee and Expenses

     In consideration of Canaccord accepting the Engagement the Company agrees to pay the reasonable out-of-pocket fees, costs, charges and expenses referred to in Clause 4 of the main body of the Agreement and this Schedule within fourteen days of the date of receipt of the invoice in respect thereof, including (without limitation) all reasonable out-of-pocket expenses properly incurred by Canaccord (including but not limited to travel and hotel expenses), all stamp duty and stamp duty reserve tax and any related fines, costs, penalties or interest otherwise payable by Canaccord (except on securities transactions for its own account or where such arise due to the negligence or default of Canaccord), all fees and expenses payable to the London Stock Exchange or any other exchange or regulatory body, the reasonable fees and out-of-pocket expenses of all legal, accountancy, and other professional advisers including the reasonable fees and out-of-pocket expenses of Canaccord's legal advisers and of receiving bankers and registrars, and printing, posting and advertising expenses properly incurred by Canaccord. Interest will accrue on any overdue amount at the rate of two per cent. over the base rate for the time being of Barclays Bank plc.

     The Company will promptly upon request by Canaccord reimburse to Canaccord the amount of any such reasonable, out-of-pocket costs, charges and expenses which Canaccord may have paid on behalf of the Company in connection with, or during the course of, the Engagement and Canaccord is hereby authorised to deduct from any amounts received or held by it on the Company's behalf the amount(s) of any such reasonable, out-of-pocket costs, charges and expenses.

     Where any such amount is reimbursed to Canaccord, the Company will in addition pay to Canaccord in respect of value added tax:

     4.1 if any reimbursement constitutes part of the consideration for any supply of services to the Company, such amount as equals any input tax payable by Canaccord in respect of the same costs or expenses for which Canaccord is unable to take any credit or make any recovery, together with the amount of any value added tax for which Canaccord is properly liable in respect of that supply, and

     4.2  if  any  costs  or  expenses  constitute   disbursements  incurred  by
          Canaccord as agent on behalf of the Company, any value added tax thereon.

5    Confidentiality

     Each of Canaccord and the Company undertakes to keep confidential any information concerning the business, affairs, directors or employees of the other which comes into its possession during the Engagement and not to use any such information for any purpose other than that for which it was provided. This obligation of confidentiality shall not apply to information which (a) is or becomes public otherwise than through a breach of that obligation (b) is obtained from any third party otherwise than in breach of any duty of confidentiality owed by that third party or (c) is required to be disclosed by order of any court of competent jurisdiction or the requirement of any relevant regulatory body or by any applicable law or regulation nor where disclosure is necessary in connection with the Engagement. The Company acknowledges and accepts that Canaccord or a Canaccord Associate (as defined in Schedule 3) may be required or that it may be appropriate for Canaccord or a Canaccord Associate to disclose information and deliver documentation relating to the Company and/or the Engagement to governmental or regulatory agencies and authorities and expressly authorises any such disclosure and delivery. All correspondence or documentation written by or contributed to by Canaccord or a Canaccord Associate in relation to the

     Engagement and in Canaccord's custody or control will remain the sole property of Canaccord.

     The Company acknowledges and accepts that Canaccord may be prohibited from disclosing, or that it may be inappropriate for Canaccord to disclose, information to the Company by reason of law or duties of confidentiality owed to other persons.

     Canaccord will not disclose confidential client information outside of the Canaccord Group (as defined in paragraph 8 below) unless required to do so by law or a regulatory authority, to facilitate the business you have asked us to undertake or with your consent.

     The information held on the Company is confidential and will only be disclosed under the terms of the Data Protection Act 1998 (the "DPA"). By signing this Agreement, the Company will be consenting to the transmittal of such information outside of the European Union and the European Economic Area where that is permitted by the DPA.

6    Approval of Documents

     The Company agrees that it will not, and it will procure that none of its officers, directors, employees, representatives and agents from time to time, subsidiaries, holding company (if any) and each of the subsidiaries of such holding company and each of their respective officers, directors, employees, representatives and agents from time to time (together referred to as "Company Associates") will, publish or permit or procure the publication of any document, statement or communication in connection with or relating to the Engagement without the prior consent of Canaccord such consent not to be unreasonably withheld or delayed. Canaccord will not be responsible for ensuring the truth, accuracy, completeness or fairness of any statement or publications made by or on behalf of the Company or any of its other advisers in connection with the Engagement hereunder, this being the sole responsibility of the Company and its directors. Save where such have been issued or approved by Canaccord, the Company will ensure that every announcement, public statement or document made or published by the Company or any Company Associate or on its behalf relating to the Engagement will comply with all applicable laws and regulations. If for any reason any such document, statement or communication is made without the consent or approval of Canaccord the Company acknowledges that Canaccord will be entitled to publish any documents, statements or communications as it thinks fit in Canaccord's interests.

7    Powers of Canaccord

     The appointment by the Company of Canaccord in connection with the Engagement confers on Canaccord all powers, authorities and discretion on the Company's behalf which are necessary for, reasonably incidental to, or customary in the provision of the services to be provided pursuant to the Engagement. The Company hereby agrees to ratify and confirm everything which Canaccord will lawfully and reasonably do in the exercise of any powers, authorities and discretions expressly conferred upon it for the purposes of the Engagement.

8    Material Interests

     Canaccord is part of a group of companies (the "Canaccord Group"). This group is involved in a range of investment and other financial businesses. Canaccord operates as a separate entity within this group, and as such has rules and procedures which prohibit the disclosure of confidential information about its clients to other members of the Canaccord Group for use in their businesses.

     The Company accepts that Canaccord, in agreeing to provide services to it, does not require any other member of the Canaccord Group to restrict its activities in any way nor to provide the Company or Canaccord with any information whatsoever about, or derived from, those activities.

     So far as Canaccord's own activities are concerned, potential conflicts may on occasion arise between its duties to the Company and to other of its clients and between its duties to the Company and its own interests. Canaccord has established, as permitted under the rules of The Financial Services Authority, "Chinese Wall" procedures and an independence policy designed to ensure that in providing corporate finance services to any particular client, the individuals are insulated from information known to individuals working in other divisions.

     The Company accepts that Canaccord and/or any member of the Canaccord Group may, for reasons such as are described above, have interests or duties which conflict with the Company's interests and would otherwise conflict with the duties owed by Canaccord to the Company. Canaccord will be obliged to disregard any such interest when it is acting for the Company. The Company also accepts that, in acting for it, Canaccord will not be required to disclose to it, nor to use for its benefit, any information known to Canaccord which (i) belongs to or is confidential to another client of Canaccord or (ii) belongs to or is confidential to any other member of the Canaccord Group (iii) which belongs to or is confidential to the Canaccord Group and relates to some other part of its business than the provision of corporate finance services.

9    Company's Money

     Funds belonging to the Company which come under the custody or control of Canaccord during the provisions of its services hereunder will unless otherwise agreed with the Company be treated by Canaccord as client's money for the purposes of the Financial Services Authority Client Asset Rules where those Rules require Canaccord to do so.

10   Authorisation

     Except where the Company expressly instructs Canaccord otherwise, Canaccord is entitled to assume that instructions (whether or not in writing and howsoever communicated) have been properly authorised by the Company if they are given or purport to be given by an individual or person who is or purports to be and is reasonably believed by Canaccord to be a director, employee or authorised agent of the Company.

11   Legal and Regulatory Requirements

     The Company undertakes that it has and it will maintain all necessary consents and authorisations required by it for Canaccord to carry out the Engagement. The Company agrees that it will comply and will procure that all Company Associates will comply with all relevant laws and regulations in any relevant jurisdiction in relation to the Engagement applicable to it and/or them including, in relation to the United Kingdom, if and to the extent so applicable the Companies Acts, the Financial Services and Markets Act 2000, the Public Offers of Securities Regulations 1995, the Criminal Justice Act 1993, the City Code on Take-overs and Mergers, the Substantial Acquisitions Rules, the instructions of the Panel on Take-overs and Mergers and the Rules and Regulations of the London Stock Exchange (including the AIM Rules).

     The Company undertakes to obtain appropriate advice in respect of all laws and regulations which may be applicable to it in the UK or any other jurisdiction in connection with the Engagement and to communicate such advice to Canaccord if it is or may be relevant to the carrying out by Canaccord of its services to the Company.

     In carrying out its obligations to the Company pursuant to the Agreement, Canaccord is subject to (as well as the range of applicable laws) a number of rules and regulations and the requirements of a number of regulators. Particular examples are the rules and regulations of the London Stock Exchange, the Panel on Takeovers and Mergers, The Financial Services
     Authority and the Bank of England. The Company agrees that Canaccord's duties to it will not restrict Canaccord's freedom to take all steps which Canaccord considers to be necessary to comply with the laws, rules and regulations applicable to Canaccord.

12   Conduct of the Engagement

     12.1 The Company agrees that it will inform Canaccord in advance of any significant steps which the Company or any of its agents or advisers propose to take in respect of the Engagement and will ensure that Canaccord is fully informed of all material developments which arise during the course of the Engagement. In particular the Company will consult Canaccord before:

          (a) any dealings take place in its securities, or those of any company in relation to which Canaccord is advising the Company, by the Company, or its Directors and employees and to the extent that it becomes aware or should have become aware of any such dealings by its directors or employees (and connected persons within the meaning of section 346 of the Companies Act 1985); or

          (b) any other step is taken by the Company or any member of the Group which may have an effect on the terms of, or the conduct of, the Engagement.

     12.2 The Company agrees that it will take all such steps, give all such undertakings and do or procure to be done all such things as may be necessary to comply with the requirements of the London Stock Exchange in connection with, or during the course of, the Engagement.

13   Transactions in Investments

     Any transactions in investments undertaken by Canaccord for or on behalf of the Company will be undertaken subject to the Rules of the Financial Services Authority and the rules and customs of the exchange or market and/or any clearing house on or through which such transactions are undertaken, settled or executed.

14   Status of the Company

     The Company will be treated by Canaccord as an intermediate customer (as defined by the Rules of the Financial Services Authority) in respect of the Engagement.

15   Complaints

     All complaints should be addressed in the first instance to our Compliance officer at:
     The Compliance Officer
     Canaccord Capital (Europe) Limited
     Brook House
     27 Upper Brook Street
     London W1K 7QF

     We shall endeavour to resolve your complaint as quickly as possible, but in any event will acknowledge receipt of your letter within five business days. The acknowledgment will include a full copy of our internal complaints handling procedure. On conclusion we will send you a final response letter. If for any reason you are dissatisfied please note that unless you are classified as a market counterparty or as an intermediate in the situation outlined under DISP 2.4.3 R (2) (a) of the Financial Services Authority Handbook you are entitled to refer your complaint to the Financial Ombudsman Service.

16   Illegality

     If any part of the Agreement is or becomes or is declared illegal, invalid or unenforceable for any reason whatsoever by any court of competent jurisdiction, such part will be deemed to be deleted, provided always that if any such deletion substantially affects or alters the commercial basis of these terms and conditions, the parties will negotiate in good faith to amend and modify them as may be necessary or desirable in the circumstances.

17   Force Majeure

     In the event of any failure, interruption or delay in the performance of any person's obligations hereunder resulting from acts, events or circumstances not reasonably in that person's control, including, but not limited to, industrial disputes, acts or regulations of any governmental or supranational bodies or authorities, breakdown, failure or malfunction of any telecommunications or computer services, that person will not be liable or have any responsibility of any kind for any loss or damage incurred or suffered by any other person as a result thereof.

18   Recording of telephone conversations

     Canaccord may use voice recording procedures when receiving instructions on orders or when giving advice. Such recordings will be the sole property of Canaccord and will be kept confidential other than to assist in the resolution of any relevant dispute or as required by law or other regulatory authority. In either case, where reasonably practicable, Canaccord will endeavour to give prior notice of such disclosure to the Company.

19   City directories

     Unless advised to the contrary, Canaccord may nominate the Company for inclusion as a client of Canaccord in reputable directories of financial advisory and stockbroking relationships and when requested so to do, the Company agrees to consent to its inclusion therein.

20   Money Laundering Regulations

     20.1 The Company agrees that it will provide to Canaccord such evidence of its identity and that of any Company Associate and any of their respective directors, shareholders, promoters and controllers as Canaccord may reasonably require in order to comply with Canaccord's obligations under any legislation and regulations against money laundering and drug trafficking.

     20.2 Canaccord may terminate the Engagement if the Company fails to comply with any of the provisions of paragraph 20.1 and may at any time make such disclosures to any relevant competent authority as Canaccord sees fit as a result of any such failure or otherwise if it suspects that the Company or any other company or person referred to in paragraph
          20.1 is involved in money laundering.

                                   SCHEDULE 3

                                    INDEMNITY

1 In consideration of the services to be provided by Canaccord in connection with the Engagement the Company hereby irrevocably agrees with Canaccord for itself and, on the basis that it shall enjoy an absolute discretion as to the enforcement of any claim under this indemnity, as trustee for each and every Canaccord Associate (as defined in paragraph 5 below) to indemnify and to hold Canaccord and each Canaccord Associate harmless from and against all or any losses, charges, expenses, claims, actions, liabilities, demands or proceedings whatsoever brought or established against Canaccord or any Canaccord Associate by any person, government, governmental agency or regulatory body whatsoever and against all losses, costs, charges, expenses or taxes which Canaccord or any Canaccord Associate may suffer or incur (including but not limited to all such losses, costs, charges or expenses suffered or incurred in (i) responding to, disputing or defending any claim, action, liability, demand or proceedings as aforesaid; (ii) appealing against any judgment, award or decision of any court, tribunal, arbitrator or regulatory or other authority; (iii) connection with any investigation conducted by on or behalf of any authority; (iv) establishing its right to be indemnified pursuant to this paragraph; and/or (v) in seeking advice as to any claim, action, liability, demand, proceedings or investigation aforesaid) and which in any such case arises, directly or indirectly, out of or in connection with:

     1.1 any publication, statement or communication not containing or being alleged not to contain all information required to be stated therein or being alleged to be untrue, inaccurate, incomplete or misleading or as having been made negligently or otherwise without the required standard of skill and care or reasonableness; or

     1.2 the provision by Canaccord or any sub-agent appointed by Canaccord of services to the Company or any Company Associate pursuant to the Engagement or otherwise arising by reason of or in connection with the Engagement; or

     1.3 any breach by the Company of any of its obligations under, or any of the terms and conditions of, the Agreement; or

     1.4 any breach or alleged breach by the Company of the laws or regulations of any country including any rule or regulation which does not have the force of law, and which does not in any such case arise from (i) the finally judicially determined fraud, negligence or willful default of Canaccord or the Canaccord Associate concerned; or (ii) a material breach by Canaccord or the Canaccord Associate concerned of its duties or obligations under the Financial Services and Markets Act 2000, the Rules of the Financial

          Services Authority, the AIM Rules, this Agreement or any other applicable law or regulation.

2 All sums payable to Canaccord or any Canaccord Associate under the Agreement will be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the Company will pay such additional amount as will be required to ensure that the net amount received by Canaccord or that Canaccord Associate will equal the full amount which would have been received by it had no such deduction or withholding been made.

3 If the United Kingdom Inland Revenue or any other taxing authority brings into charge to tax any sum payable to Canaccord or any Canaccord Associate by way of reimbursement pursuant to the Agreement then the amount so payable will be grossed up by such amount as will ensure that after deduction of the tax so chargeable there will be left a sum equal to the amount that would otherwise be payable hereunder as a result of such reimbursement or indemnity.

4 No claim will be made against Canaccord or any Canaccord Associate to recover any loss or damage which the Company may suffer or incur by reason of the carrying out by Canaccord of its obligations under the Agreement provided that such loss or damage does not arise from the finally judicially determined negligence or willful default of Canaccord or the Canaccord Associate concerned or a breach by Canaccord or the Canaccord Associate of its duties or obligations under the Financial Services and Markets Act 2000, the Rules of the Financial Services Authority, the AIM Rules, this Agreement or any other applicable law or regulation.

5    References herein to "Canaccord Associate(s)" are to:

     5.1  Canaccord's officers, directors and employees from time to time;

     5.2 Canaccord's subsidiaries and holding companies (if any) and each of the subsidiaries of any such holding companies and each of their respective officers, directors and employees from time to time; and

     5.3  (to the extent that they are not  included in  sub-paragraphs  5.1 and
          5.2 of this paragraph 5) persons connected with Canaccord (as such expression is defined in the Rules of The Financial Services Authority) as regards any transaction contemplated by the Engagement.

6 If Canaccord or any Canaccord Associate receives notice of any claim in connection with the Engagement, Canaccord will, upon becoming aware of the same, insofar as may be consistent with the terms of any relevant insurance policy, and provided that any action taken as hereafter mentioned will not in Canaccord's view be (i) prejudicial to any obligation of confidentiality or other legal obligation which Canaccord or any Canaccord Associate owes to any third party; or (ii) against the best interests of any Canaccord Associate, give written notice to the Company and subject to Canaccord and all Canaccord Associates being indemnified to Canaccord's reasonable satisfaction against all liabilities, losses, costs and expenses which might be incurred as a result of taking such action as hereafter mentioned, Canaccord will, and so far as it is able will procure that each Canaccord Associate will, give such information in relation to the claim, fact or circumstance as the Company may reasonably request and (insofar as is practicable in the circumstances) and will discuss with the Company all significant actions proposed, will consult with and have regard to the Company's views expressed in writing in relation thereto.

7 This indemnity is in addition to any rights which Canaccord or any Canaccord Associate may have by virtue of any other existing or future deed or document or at common law, statute or otherwise including, but not limited to, any right of contribution.

8 This indemnity will be governed by and construed in accordance with the laws of England and the Company irrevocably submits to the exclusive jurisdiction of the English courts in connection with any matter arising therefrom.

                                   SCHEDULE 4

                               ADMISSION DOCUMENT

                  [This page has been intentionally left blank

Signed by                                   Signed by
duly authorised for and on behalf           duly authorised for and on behalf
CANACCORD CAPITAL (EUROPE)                  AMERICA MINERAL FIELDS INC.
LIMITED

------------------------------------        ------------------------------------

Signed by Etienne Denis                     Signed by Paul C. MacNeill


------------------------------------        ------------------------------------

Signed by Patrick J. Walsh                  Signed by Timothy P. Read


------------------------------------        ------------------------------------

                                            Signed by Bernard Vavala


                                            ------------------------------------

Barristers & Solicitors                              McCarthy Tetrault LLP
Patent & Trade-mark Agents                           Box 48, Suite 4700
McCarthy Tetrault                                    Toronto Dominion Bank Tower
                                                     Toronto ON  M5K 1E6
                                                     Canada
                                                     Telephone:  416 362-1812
                                                     Facsimile:  416 868-0673
                                                     www.mccarthy.ca



September 19, 2003


British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission


Dear Sirs or Mesdames:

Re:      America Mineral Fields Inc. (the "Corporation")

We refer you to the final prospectus dated September 19, 2003 (the "Prospectus") relating to an offering of 25,212,000 common shares of the Corporation. In the Prospectus, reference is made to the opinion of this firm under the heading "Eligibility for Investment". We hereby consent to being named in the Prospectus, to the inclusion of the reference to the opinion of this firm and to the use of our opinion.


We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we have performed to render such opinion.

This letter is provided in compliance with applicable securities legislation and policies and is not to be used for any other purpose.

Yours very truly,

"McCarthy Tetrault LLP"


McCarthy Tetrault LLP TDO-CORP #7021061 v. 1

Vancouver, Calgary, London, Toronto, Ottawa, Montreal, Quebec, New York and London, England

                                    STIKEMAN ELLIOTT
                 Stikeman Elliott LLP Barristers and Solicitors
       5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
            Tel: (416)-869-5500 Fax: (416) 947-0866 www.stikeman.com


BY SEDAR                                                      September 19, 2003

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission


Dear Sirs and Mesdames:

                                      Re: America Mineral Fields Inc.

We refer you to the final long form prospectus (the "Prospectus") of America Mineral Fields Inc. dated September 19, 2003.

We hereby consent to the reference to the legal opinion of this firm contained in the Prospectus under the headings "Eligibility for Investment" and to the references to this firm in the cover page of the Prospectus and under the heading "Legal Matters".

We also consent to being named in the Prospectus and to the statements with respect to our opinions.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus and is not to be relied upon for any other purpose.

                                                            Yours truly,

                                                            STIKEMAN ELLIOTT LLP


                                                                         TORONTO

                                                                        MONTREAL

                                                                          OTTAWA

                                                                         CALGARY

                                                                       VANCOUVER

                                                                        NEW YORK

                                                                          LONDON

                                                                       HONG KONG

                                                                          SYDNEY

[KPMG LOGO OMITTED]
                   KPMG  LLP                            Telephone (604) 691-3000
                   Chartered Accountants                Telefax   (604) 691-3031
                   Box 10426, 777 Dunsmuir Street       www.kpmg.ca
                   Vancouver BC V7Y 1K3
                   Canada


Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission


Dear Sirs/Mesdames


America Mineral Fields Inc. (the "Company")

We refer to the prospectus dated September 19, 2003 relating to the sale and issue of common shares of the Company.

We consent to the use in the above mentioned prospectus of our report dated September 19, 2003, to the directors of the Company on the following financial statements:

     Consolidated balance sheets as at October 31, 2002, 2001, and 2000;

     Consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
September 19, 2003



[KPMG LOGO OMITTED]

                       KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

                                      ACTA


De 23 a 29 de Julho de 2003, foram realizadas reunioes de trabalho entre as equipas negociais da ENDIAMA, IDAS e TWINS

Estiveram presentes a reuniao:

Estiveram presentes:

Pela ENDIAMA, E.P.:

        o        Eng. Bernardo Campos - Administrador;
        o        Dra Teresa Dias - Chefe do Departamento de Contratos;
        o        Dr. Antonio Domingos - Jurista;

Pela  IDAS :

        o        Eng. Bernard Pryor - Director Geral;
        o        MBA Pippa Jeffcock - Geologa e Representante da IDAS em Angola;
        o        Dr. Almir de Sousa - Jurista;
        o        Sr. Jose Rato - Assistente de Administracao;

Pela TWINS LIMITED.,

        o        Sr. General Antonio dos Santos Franca - Director Geral;
        o        Dra. Helena Jardim - Jurista.


As reunioes tiveram a seguinte Ordem de Trabalhos:

        a)       Definicao de "Investimento" no Contrato;
        b)       Investimento Minimo;
        c)       Bonus;
        d)       Pagamento da Informacao geologica a Endiama;
        e)       Comprovativo de Capacidade Tecnica;
        f)       Comprovativo de Capacidade Financeira;
        g)       Distribuicao de Dividendos e Reembolso do Investimento;
        h)       Estrutura de gestao da sociedade.

Relativamente   a  alinea  a),  as  partes   acordaram   sobre  o  conceito   de
"Investimento".

No tocante a alinea c), as partes acordaram em que "A IDAS pagara 10% dos dividendos a ENDIAMA durante os primeiros 18 meses de producao."

Relativamente a alinea d), as partes acordaram que "a sociedade devera pagar o valor que vier a ser avaliado para a informacao geologica, por uma empresa idonea e independente. A informacao geologica acima referida so sera paga se, de acordo com os estudos da referida empresa independente, ela for de importancia relevante para o projecto";

Quanto a alinea e) da Ordem de Trabalho, as partes acordaram que a IDAS devera apresentar os seguintes documentos:

o        Carta que realca a ligacao entre a IDAS e a American Mineral Fields;
o        Relatorios de Contas e Balanco dessas duas empresas;

Quanto a alinea f) da Ordem de Trabalho, as partes acordaram que a IDAS devera apresentar uma Carta de Garantia emitida pela American Mineral Fields, garantindo que estara disponivel a financiar, integralmente, qualquer projecto mineiro que a IDAS venha a celebrar com a ENDIAMA;

Relativamente a alinea b), sobre o (Investimento Minimo), a IDAS considera que:

" Esta previsto que o investimento a ser feito para a fase de reavaliacao das reservas podera exceder o valor de USD 4. 000.000 e durara o maximo de 12 meses ate apresentacao do EVTE (Quatro Milhoes de Dolares Americanos). A IDAS realizara dentro de tres meses apos mobilizacao para a reavaliacao das reservas um investimento minimo de USD 1.000.000 (Um Milhao de Dolares Americanos). Os restantes investimentos a serem efectuados pela IDAS na fase de reavaliacao serao efectuados progressivamente de acordo com a programa de trabalho e os resultados decorrentes da reavaliacao das reservas.

Qualquer investimento designado para a fase de reavaliacao que nao seja expendido sera agregado ao valor minimo do investimento para a fase de exploracao do Contrato ou nao havendo uma fase de exploracao neste

Contrato sera utilizado para fins do contrato de prospeccao a ser concedido a IDAS para a area do Luremo Catoba".

Quanto a Distribuicao de Dividendos, Reembolso do Investimento e Estrutura de Gestao da Sociedade, as partes ainda nao conseguiram obter consenso.

Assim, tendo em conta as divergencias de pontos de vista ainda existentes, relativamente a varias clausulas fundamentais do processo negocial, ficou acordado que deverao realizar consultas, superiormente, prevendo continuar as negociacoes no decorrer da segunda semana de Agosto, na esperanca de se obterem um acordo mutuamente vantajoso para as partes.


Feito e assinado em Luanda aos 29 de Julho de 2003


Pela ENDIAMA

___________________________________________________
Bernardo Campos



Pela IDAS

___________________________________________________
Eng. Bernie Pryor



Pela TWINS


___________________________________________________
General Antonio dos Santos Franca

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date November 7, 2003                    By:      /S/ "Paul C. MacNeill"
     ----------------                             ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director